
taking
goodcare
2008annualreport
AltaGas

contents

SEC File # 82-34911

taking good care

AltaGas is dedicated to taking good care of its business, its assets and its investors. We are also committed to taking good care of the communities in which we operate and our people who work in them. Good corporate governance is our guiding principle as we take care of our stakeholders today and in the future.

Taking good care of business means maintaining our balance sheet and investment-grade credit ratings. It means mitigating risk, minimizing the cost of capital and ensuring we have adequate liquidity and flexibility so we can continue to grow. It means continuing to execute our business, growth and financial strategies. It means success.

Taking good care of assets means maximizing the profitability of our current gas and power assets. It means adding and pursuing new assets and services that are linked to our energy value chain. It means sustainability.

Taking good care of investors means focusing on strong returns and sustainable distributions. It means continuing to invest in long-life energy infrastructure that provides long-term cash flows. It means stability.

Taking good care of the community and our workplace means continuing to lead initiatives that encourage learning, safe-keeping and respect. It means being a good corporate citizen by making multi-year commitments and partnerships. It means committing to the highest standards of workplace safety and environmental responsibility. It means stewardship.

Taking good care of corporate governance means ensuring the interests of all stakeholders are represented fairly. It means having policies and principles that meet a high standard of governance. It means ensuring honesty, integrity, transparency and accountability. It means security.









taking good care of business

THROUGH EFFICIENT MANAGEMENT, RELIABLE AND PROFITABLE CORE ASSETS, MARKET KNOWLEDGE, AND THE FINANCIAL DISCIPLINE TO CREATE LONG-TERM VALUE FOR OUR INVESTORS.

AltaGas' business is straightforward: we invest in energy infrastructure. Our diverse assets along the energy value chain serve one common purpose: to add long-term stable cash flow.

Since 1994, our investment in gas and power assets has positioned us to meet the growing demand for energy. AltaGas is continuously taking good care of business. Our strong track record of effective management, reliable and profitable core assets, market knowledge and financial discipline create long-term value for our investors.

RISK MITIGATION

Diversifying our assets by geography and fuel source to balance our gas and power portfolios mitigates risks associated with each, while maintaining the appropriate risk-return balance. Links between the gas and power businesses create value and provide growth opportunities.

Our business is not driven by commodity price cycles. Long-term contractual arrangements shelter AltaGas from commodity price fluctuations. The majority of revenues from our gas business are stable and low-risk due to contractual arrangements that provide for fixed-fee and fee-for-service earnings. Likewise, our power assets are supported by disciplined hedging strategies and strong power supply and demand fundamentals in Alberta. In 2008 we once again effectively managed power price and frac spread exposure, reduced volatility and stabilized cash flow.

LONG-LIFE, PROFITABLE INFRASTRUCTURE

Our business and growth strategies are supported by our financing strategy: to minimize the cost of capital and ensure we have adequate liquidity and flexibility to support our operations and future growth. Our financing objective is also to ensure we have multiple access points to capital markets, and maintain an acceptable level of financial risk and investment-grade credit ratings.

EFFICIENT MANAGEMENT

The AltaGas team has successfully executed its business, growth and financing strategies for close to 15 years and delivered a strong track record of solid returns to investors. We continue to focus on traditional financial metrics and over time have seen positive trends in our earnings, return on equity and cash flow.

We focus on the profitability of our business by building and acquiring assets that contribute sustainable value for investors. We constantly strive to increase the value of our existing infrastructure. When we invest in new assets, we ensure the investment will be profitable with an appropriate risk-return balance.

$2.2 BILLION IN ASSET VALUE

Our financial discipline and risk management strategies maintain our balance sheet strength and investment-grade credit ratings. They also allow financial flexibility to support future growth, and ensure stability and growing returns for our investors.





taking good care of the assets

THROUGH THE ACQUISITION AND DEVELOPMENT OF ASSETS AND SERVICES THAT ARE LINKED TO OUR EXISTING BUSINESS; MAXIMIZING THE PROFITABILITY AND LONG-TERM VALUE OF OUR CURRENT ASSETS; AND GROWING OUR ENERGY INFRASTRUCTURE BUSINESS.

Our gas business provides gathering, processing, transportation, storage and marketing of natural gas and natural gas liquids. Our power business generates and delivers power in Alberta and British Columbia and is developing a significant portfolio of renewable power projects. By linking energy producers with energy users, AltaGas continues to provide options and value to its customers and investors.

GAS

Future growth opportunities are focused on unconventional gas sources and active gas production areas; optimizing current assets; and acquiring and developing new facilities to meet customer demands.

2008 HIGHLIGHTS

- Our gas business performed strongly with $104 million in operating income (75 percent growth over 2007).
- Our gas asset base nearly doubled with the $600 million acquisition of Taylor NGL Limited Partnership (Taylor) at the beginning of 2008. Taylor added low-risk, long-life assets. They complement our existing business and provide opportunities for growth, both through the optimization of current assets and development of new infrastructure.
- Invested approximately $50 million at the Harmattan Complex to increase utilization and plant efficiency. We consolidated the Carstairs gas processing facility, transferring volumes to the Complex.
- Invested approximately $30 million on various facility optimizations and growth projects.
- Began construction of the Sarnia storage project. The project is scheduled to be in service in mid-2009.

2009 OBJECTIVES

- Bring Pouce Coupe sour gas expansion and Sarnia storage project into service.
- Explore new opportunities that are complementary to our existing business.
- Optimize current assets and increase volumes, such as Harmattan Co-stream Project.
- Seek opportunities to build or acquire new facilities to increase volumes.

POWER

Future growth opportunities are focused on clean energy. These projects will expand our power portfolio to ensure long-term sustainability of our power business, reduce our carbon intensity factor, and provide an opportunity to diversify by geography and fuel source.

2008 HIGHLIGHTS

- Our power business performed strongly with $118 million in operating income (25 percent growth over 2007).
- Invested approximately $50 million on foundations, road work, turbine bases and the substation at the 102-MW Bear Mountain Wind Park. The project risks are contained. With 95 percent of our costs fixed, the wind park is on schedule to be in-service by fall 2009.
- Invested $9 million to install equipment and commission gas-fired peaking plants at Bantry and Parkland.
- Invested $80 million growing and developing our renewable power portfolio. Boosted development portfolio with acquisitions of various run-of-river and wind development projects. The acquisitions added approximately 375 MW of run-of-river hydro development projects and 600 MW of wind development projects. Total renewable power capacity under development is approximately 1,900 MW.

2009 OBJECTIVES

- Complete and commission Bear Mountain Wind Park.
- Continue to grow renewable power generation capacity.
- Continue to execute the 2010 hedging strategy for conventional power business.


taking
good care of
THROUGH A MEASURED FINANCING STRATEGY,
UNDERSCORED BY SOLID OPERATIONS AND
DISCIPLINED RISK MANAGEMENT.

Our business is built on a straightforward strategy: to invest in long-life gas and power infrastructure that provides long-term stable cash flows. AltaGas' business is growing and is well-positioned to continue providing strong returns to our investors.

SUSTAINABLE DISTRIBUTIONS AND STRONG RETURNS

When AltaGas converted to an income trust in 2004, we maintained our focus on traditional financial metrics. Today we still focus on earnings and return on equity.

In 2008, we increased our distribution by 3 percent – our fifth distribution increase since converting to an income trust. We believe that our current annual distribution of $2.16 per unit is sustainable through to conversion to a corporation. This expectation results from AltaGas' prudent investments in assets that provide long-term sustainable cash flows, and from our portfolio of growth opportunities.

We plan to convert back to a corporate structure before 2011. Upon conversion, we expect to establish a dividend that will be competitive with yields of our industry peers.

FIVE DISTRIBUTION INCREASES SINCE 2004

Our financial discipline and effective risk management strategies provide us with the flexibility to grow our business, while ensuring stability and strong returns for our investors.

FINANCIAL STRENGTH AND FLEXIBILITY

AltaGas employs a prudent and measured financing strategy to maintain a strong balance sheet and financial flexibility. Our strategy focuses on minimizing our cost of capital, ensuring adequate liquidity to support our operations and growth, and maintaining an acceptable level of financial risk.

In 2008 we secured a bank facility and issued equity to strengthen our balance sheet following the $600 million Taylor acquisition. This year, we secured commitments for a new bank facility and issued $100 million of equity. We have acted to further strengthen our balance sheet and to ensure strong liquidity given current economic conditions.

$189.4 MILLION OPERATING INCOME

The next step in our financial plan is to term out our debt and increase our debt maturity profile. These actions fit with our strategy of managing risk and ensure that we have the financial flexibility to respond to growth opportunities and deliver stable returns to investors.



highlights

Net Income
$ millions



165.0
110.0
55.0
0.0
04 05 06 07 08
65.8 90.3 114.5 108.8 163.6

Funds from Operations
$ millions



225.0
150.0
75.0
0.0
04 05 06 07 08
108.6 129.0 161.7 162.9 217.1

Cash Dividends/Distributions Declared per Unit
$/unit



2.40
1.60
0.80
0.0
04 05 06 07 08
1.31 1.85 1.995 2.065 2.125

FINANCIAL HIGHLIGHTS

($ millions except as indicated)	**2008**	2007	2006	2005	2004
Revenue	**1,816.8**	1,428.4	1,362.6	1,502.3	864.6
Net revenue (1)	**476.5**	324.0	318.9	296.9	250.4
EBITDA (1)	**256.4**	173.7	173.1	155.5	133.4
Net income (1)	**163.6**	108.8	114.5	90.3	65.8
Net income before tax (1)	**162.0**	114.7	113.4	89.0	70.4
Total assets	**2,163.6**	1,172.7	1,109.6	1,068.3	1,108.6
Total debt	**582.0**	220.7	265.5	269.0	359.5
Debt as a percent of total capitalization (%)	**37.8**	27.4	33.4	36.0	42.6
Funds from operations (1)	**217.1**	162.9	161.7	129.0	108.6
Dividends/distributions declared (2)	**147.1**	118.6	110.8	100.0	66.7
$ per basic unit					
EBITDA (1)	**3.73**	3.03	3.12	2.88	2.70
Net income	**2.38**	1.90	2.06	1.67	1.33
Net income before tax (1)	**2.35**	2.00	2.04	1.65	1.43
Funds from operations (1)	**3.16**	2.84	2.91	2.39	2.20
Dividends/distributions declared per unit (2)	**2.125**	2.065	1.995	1.85	1.31

(1) Non-GAAP financial measures. See discussion beginning on page 38 in the Management's Discussion and Analysis.

(2) In 2007 distributed an additional $4.2 million ($0.076 per unit) in the form of AltaGas Utility Group Inc. shares. In 2005 distributed an additional $29.3 million ($0.54 per unit) in the form of AltaGas Utility Group Inc. shares.

taking good care of the trust

AltaGas is a straightforward business with a straightforward strategy: to invest in energy infrastructure that provides long-term stable cash flow and solid returns. By making careful choices over the past 15 years, we have built a diverse foundation of natural gas and power infrastructure. We take good care of our assets, our investors, our employees and the communities where we live and work.



DAVID W. CORNHILL
Chairman and Chief Executive Officer

Last year was a successful year for AltaGas: we reported record results, undertook a major acquisition and continued to build our renewable energy portfolio.

STRONG FINANCIAL POSITION

Our gas business grew significantly in 2008. Operating income rose 75 percent due to our larger asset base and strong fractionation (frac) spreads. We took advantage of these historically high prices to lock-in margins for 2009 and 2010.

Our power business also reported solid results. Operating income grew 25 percent over last year due to our efficient operations and disciplined hedging strategy.

AltaGas employs a measured financial strategy to maintain a strong balance sheet, financial flexibility, and investment-grade credit ratings. Our strategy focuses on minimizing our cost of capital, ensuring adequate liquidity to support our operations and growth, and maintaining an acceptable level of financial risk.

We execute this strategy to ensure we have the financial strength and flexibility to operate and grow our business. In 2008 we secured a bank facility and issued equity to strengthen our balance sheet following the $600 million Taylor NGL Limited Partnership (Taylor) acquisition. Early this year, we secured commitments for a new bank facility and issued additional equity. We have acted to further strengthen our balance sheet and to ensure strong liquidity.

The next step in our financial plan is to term out our debt and increase our debt maturity profile. These actions fit with our strategy of managing risk and ensure that we have the financial flexibility to respond to growth opportunities and deliver stable returns to investors.

Despite the current global economic situation, AltaGas is well-positioned to continue providing strong returns to our investors. Contractual arrangements allow for stable, fixed cash flows, and risk management policies limit our exposure to commodity prices.

ALTAGAS' GAS BUSINESS GREW SIGNIFICANTLY WITH THE ADDITION OF THE TAYLOR ASSETS:

- Extraction inlet capacity almost tripled to 1.6 Bcf/d
- NGL production capacity grew more than 200 percent to 86,000 Bbls/d
- Added 140,000 Bbls/d NGL transport capacity with two NGL transmission systems
- Field Gathering and Processing capacity increased 15 percent to 1.1 Bcf/d

ACQUISITION AND INTEGRATION OF TAYLOR

In 2008, we completed the acquisition of Taylor. The $600 million transaction increased our asset base of low-risk, long-life infrastructure and provided growth opportunities for our gas and power businesses.

The people, operations, and business systems were fully integrated within six months of the acquisition, allowing us to execute Taylor's capital program for 2008.

In addition to the investments we made at the Harmattan Complex in 2008, we continue to move forward with initiatives to increase profitability. This includes the Harmattan Co-stream project, which would see the Complex extract liquids from up to 250 million cubic feet per day of additional volumes.

Through the Taylor acquisition, AltaGas gained its first interest in an operational run-of-river hydro generation facility. In 2008, run-of-river developments became a focus of our growth and we will continue to develop them in 2009.

CONTINUE TO PURSUE AND DEVELOP RENEWABLE ENERGY

Our commitment to renewables is driven by market demand for clean energy. The projects we pursue will provide clean energy to consumers in return for stable cash flows, most often secured by long-term contracts. These projects will expand our portfolio to ensure the long-term sustainability of AltaGas' power business and provide an opportunity to further diversify our business by geography and fuel source.

In 2008, the Bear Mountain Wind Park continued to move forward successfully. It is AltaGas' first major development, and will be the first operational wind park in British Columbia when it is commissioned this fall. The wind park will add stable cash flow, secured by a 25-year indexed contract with BC Hydro.

Our renewable development portfolio also includes approximately 400 MW of run-of-river projects in British Columbia and approximately 1,500 MW of wind projects in western North America. In November, we submitted four projects to the BC Hydro Clean Power Call, including the 195-MW Forrest Kerr project in northwestern B.C.

FUTURE GROWTH

As we grow, we will continue to build on our existing asset base, our renewable energy portfolio, and our record results in 2008. We aim to balance our asset base and earnings between gas and power infrastructure by pursuing growth in both areas. We will continue to do business the way we always have – by taking good care of our assets, our investors, our employees and the communities where we live and work.

A RECORD YEAR FOR ALTAGAS

- Net income of $163.6 million ($2.38 per unit), growth of 50 percent over 2007
- Funds from operations of $217.1 million ($3.16 per unit)
- Cash distributions of $2.125 per unit, including a 3 percent increase to monthly distributions



Return on Equity
%
30.0
20.0
10.0
0.0
04
05
06
07
08
15.7
18.4
22.7
19.8
19.6

In the gas business, we are optimizing our infrastructure to maximize profitability. In the power business, we continue to focus on clean energy development. We have announced capital investment of $250 million in 2009. This includes committed spending of $200 million on the Bear Mountain Wind Park, Sarnia storage project, a sour gas expansion at the Pouce Coupe gas processing facility, as well as other facility optimizations. All of these projects are scheduled to be online and generating incremental earnings and cash flow by the end of this year.

We are well-positioned for a strong year in 2010, as the projects coming online in 2009 will provide a full year of earnings. Based on our current projections, should we receive regulatory approval for the Harmattan Co-stream project, this expansion will be in-service in late 2010.

Access to capital has been a challenge for many market participants, and in recent months we have seen many opportunities to grow our energy infrastructure assets. Our recent equity issuance and new credit facility positions us well to capitalize on growth opportunities. We will be disciplined in our growth strategy, focusing on earnings and cash flow to deliver strong returns for our investors.

SUSTAINABILITY OF DISTRIBUTIONS AND CONVERSION TO A CORPORATE STRUCTURE

When AltaGas converted to an income trust in 2004, we maintained a focus on traditional financial metrics, such as earnings and return on equity. We still focus on those metrics today. We believe that our current annual distribution of $2.16 per unit is sustainable through to conversion to a corporation. We plan to convert back to a corporate structure by 2011 and are confident that AltaGas will continue to create value for its investors.

SAFETY AND ENVIRONMENT

Safety and the environment are fundamental to AltaGas. With a workforce of more than 300 in the field, getting everyone home safely each day is paramount.

In 2008, our emergency response plans were activated on two occasions. AltaGas personnel responded quickly to the situations, limiting injuries and damage to the environment. We continually improve our performance and revise safety measures.

AT THE END OF 2008, ALTAGAS WAS FINANCIALLY STRONG AND WELL-POSITIONED FOR 2009:

Strong balance sheet

- Investment-grade credit ratings
  - S&P: BBB- positive outlook
  - DBRS: BBB(low) positive trend
- 37.8 percent debt-to-capitalization below our target range (40-45 percent)

Strong cash flow

- EBITDA of $0.25 billion
- Annual DRIP of $35 million

Strong liquidity

- Credit facilities totalling $750 million with over $300 million available at year-end
- Strong banking group

PEOPLE AND COMMUNITY

People are a key focus at AltaGas.

We emphasize opportunity, challenge and competitive compensation, creating a favourable work environment that motivates high quality people to join and build careers with our company.

We are also proud to be a part of the communities where we live, work and serve, generously contributing to community initiatives, such as the United Way and through our employee-directed donations committee.

We have also made long-term commitments to Shock Trauma Air Rescue Society (STARS) and Cross Country Canada. These multi-year commitments allow us to have a major impact on our partner organizations and the people and communities they support.

I would like to thank AltaGas employees for their dedication and focus this past year. We had a successful year, and I am confident that we will continue to create value for our investors in 2009, and into the future.

On behalf of the Board of Directors,

David W. Cornhill
Chairman and Chief Executive Officer

March 3, 2009

taking good care of the community

THROUGH OUR EMPLOYEE-DIRECTED DONATIONS COMMITTEE AND LONG-TERM PARTNERSHIPS.

We are proud to be part of the communities where we live and work. Our employees have strong ties to the community, contributing to initiatives such as the United Way and employee-initiated charitable events like Adopt-a-Family. Our employee-directed donations committee administers financial and other assistance from AltaGas to groups in the areas where our employees live and work.

We have also made multi-year commitments to Shock Trauma Air Rescue Society (STARS) and Cross Country Canada (CCC). Through these commitments, we have a major impact on our partner organizations and the people and communities they support.

Our five-year, $300,000 commitment to STARS supported the acquisition of new air ambulance helicopters with extended range, providing rapid response to people in need.

In 2007, we embarked on a four-year partnership with CCC. Our financial commitment of more than half-a-million dollars is helping provide first-rate training and coaching. We are proud to support CCC and to help fuel the drive to medal success for the nation's elite cross-country skiers.


STARS


AltaGas



taking good care of our workplace

THROUGH HEALTH, SAFETY AND ENVIRONMENTAL INITIATIVES THAT CREATE A CULTURE OF LEARNING, SAFE-KEEPING AND RESPECT.

People are a key focus at AltaGas. We emphasize opportunity, challenge and competitive compensation to create a favourable work environment that motivates high quality people to join and build careers at our company.

Our professional development programs and initiatives help our people flourish. We offer development training for all new employees and custom leadership training for all levels of management. Our compensation includes a comprehensive benefits plan that incorporates extended benefits.

We are dedicated to meeting the highest standards of workplace quality. We encourage employee participation and collaboration across our office locations through company-wide staff meetings. Employee engagement surveys routinely indicate higher-than-average employee engagement for AltaGas' workforce. We continue to work to improve the AltaGas workplace to ensure our employees are engaged and supported.



Health, safety and the environment are fundamental to AltaGas. With a total workforce of 715, getting everyone home safely each day is paramount. In 2008, our emergency response plans were activated on two occasions. AltaGas personnel responded quickly to the situations, limiting injuries and damage to the environment. Our company-wide focus on safety sees us continually improve our performance and revise safety measures. In addition to working towards external recognition, AltaGas has instituted its own internal Safety Awards Program for field employees and contractors with no lost-time accidents.

We are committed to the highest standards of environmental responsibility. We strive to reduce our overall environmental footprint and to increase efficiencies across our business. In 2008, we added acid-gas injection at one processing facility to reduce greenhouse gas (GHG) emissions. We now have acid-gas injection at three sites and are evaluating additional locations. We also invested $20 million at our Harmattan Complex to improve operating efficiencies and reduce GHG emissions.

taking good care of corporate governance











DAVID W. CORNHILL
Chairman and Chief Executive Officer

Member of the EOHSC

ALLAN L. EDGEWORTH
Director

Independent director; Member of the AC and EOHSC

DENIS C. FONTEYNE
Director

Independent director; Chair of the EOHSC and Member of the HRCC

HUGH A. FERGUSSON
Director

Independent director; Member of the AC and EOHSC

DARYL H. GILBERT
Director

Independent director; Member of the AC and Chair of the HRCC

ROBERT B. HODGINS
Director

Independent director; Chair of the AC and Member of the GC

MYRON F. KANIK
Lead Director

Independent director; Chair of the GC and Member of the HRCC

DAVID F. MACKIE
Director

Independent director; Member of the GC and HRCC

NEIL McCRANK
Director

Independent director; Member of the GC and EOHSC

The members of the Board of Directors of AltaGas General Partner Inc. are elected by the Trust at the direction of the unitholders to manage or supervise the management, business and affairs of the Trust. It is our responsibility to ensure that the interests of unitholders and other stakeholders are properly represented. To that end, the Board of Directors has assumed responsibility for stewardship of the Trust and has developed standards and procedures for its operations that meet a high standard of governance. We regularly review the activities of the Trust with a view to ensuring its business affairs are conducted appropriately, with the honesty, integrity, transparency and accountability that unitholders expect. We are committed to continuing to direct the activities of the Trust to those high standards.

The annual meeting provides AltaGas' executives with the opportunity to communicate the Trust's goals and strategy to unitholders. The meeting offers unitholders the chance to hear first-hand from management and to understand AltaGas' strategy for seeking to continually increase unitholder value and grow the Trust. The Board of Directors and AltaGas' management team encourage you to attend the annual meeting, either in person in Calgary, or through the live webcast that can be viewed at www.altagas.ca.

The annual meeting will be held at 3:00 p.m. MDT on Tuesday, April 21, 2009 at The Metropolitan Centre, Strand/Tivoli Room, 333 – 4th Avenue S.W., Calgary, Alberta.

On behalf of the Board of Directors:

Myron F. Kanik
Lead Director

GOVERNANCE PRACTICES AND BOARD COMPOSITION

AltaGas believes that good governance improves performance and benefits all unitholders. AltaGas is committed to a high standard of governance. The following is a summary of the Trust's governance practices. A more detailed description of the Trust's practices can be found in the Trust's Information Circular filed on the SEDAR system at www.sedar.com.

STATEMENT OF GOVERNANCE PRACTICES

Mandate of the Board

The Board of Directors of the General Partner exercises overall responsibility for the management and supervision of the affairs of the Trust. This includes the appointment of the Chief Executive Officer and other senior officers of AltaGas Ltd. and AltaGas General Partner Inc., approval of their compensation and monitoring of the Chief Executive Officer's performance. The Board of Directors also reviews and approves the annual strategic plan and operating budget. Key objectives, as well as quantifiable operational and financial targets, and processes for the identification, monitoring and mitigation of principal business risks are incorporated into the annual strategy review.

The Board of Directors ensures that a process is established that adequately provides for succession planning, including the appointment, training and monitoring of senior management.

BOARD COMPOSITION

The Board currently comprises nine Directors, eight of whom are independent. David W. Cornhill, Chairman and Chief Executive Officer of AltaGas General Partner Inc., is the only member of the Board of Directors who is also a member of management.

Board Committees

The Board has four standing committees: Governance (GC); Audit (AC); Environment, Occupational Health and Safety (EOHSC); and Human Resources and Compensation (HRCC). The Governance, Audit and Human Resources and Compensation committees are composed exclusively of non-management, independent directors. The Environment, Occupational Health and Safety Committee includes a majority of non-management, independent directors. The Chairman and Chief Executive Officer of AltaGas General Partner Inc. serves on the Environment, Occupational Health and Safety Committee. Each of the committees has a Board of Directors-approved mandate that prescribes its composition and responsibilities.

Governance Committee

The Governance Committee is responsible for reviewing, reporting and providing recommendations for improvement to the Board with respect to all aspects of governance. The Committee is responsible for identifying individuals qualified to become members of the Board of Directors, and recommends to the Board of Directors proposed nominees for election to the Board of Directors. The Committee reviews and recommends compensation for Directors. Annually, the Governance Committee formally assesses the effectiveness of the Board of Directors and the Committees of the Board of Directors. As well, the Committee is responsible for the orientation and education of new members of the Board of Directors and continuing development of existing members of the Board of Directors.

Audit Committee

The Audit Committee consists of four independent and financially literate Directors who oversee the Trust's financial reporting process on behalf of the Board of Directors. The Audit Committee reviews, reports and provides recommendations to the Board of Directors on the annual and interim financial statements, including the completeness and accuracy of financial reporting of the Trust; the adequacy of risk management processes; the adequacy of its internal control system for financial reporting and disclosure; and the appointment, terms of engagement, provision of non-audit services and proposed fees of the independent auditor. At every Audit Committee meeting, the Committee has the opportunity to meet with the independent and internal auditors without management present.

The Chair of the Audit Committee is Robert B. Hodgins, previously Chief Financial Officer of Pengrowth Energy Trust, Treasurer of Canadian Pacific Limited and Chief Financial Officer of TransCanada Pipelines Limited. Mr. Hodgins has the strong financial background crucial to this role.

Environment, Occupational Health and Safety Committee

The Environment, Occupational Health and Safety Committee is responsible for reviewing, reporting and making recommendations to the Board of Directors on the Trust's policies and procedures with respect to the environment and occupational health and safety.

The Trust is committed to being a steward of the environment and to the health and safety of its employees.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee reviews, reports and provides recommendations to the Board of Directors on the compensation of the Chief Executive Officer, the appointment and compensation of senior corporate officers, succession plans and the compensation policy for all other employees.

In 2006, AltaGas adopted a Code of Business Ethics, a copy of which can be viewed on our website. AltaGas is committed to operating its businesses in an ethical manner.

md&a contents

financial growth

Net Income per Basic Unit
$



2.50
1.66
0.83
0.0
04 05 06 07 08
1.33 1.67 2.06 1.90 2.38

Funds from Operations per Basic Unit
$



3.50
2.33
1.16
0.0
04 05 06 07 08
2.20 2.39 2.91 2.84 3.16

Invested Capital
$ millions



850
150
0
04 05 06 07 08
134.3 90.2 71.5 86.1 824.8

Debt as a Percent of Total Capitalization
%



60
40
20
0
04 05 06 07 08
42.6 36.0 33.4 27.4 37.8

Target Range

2008 key drivers

- Larger energy infrastructure asset base as a result of the $600 million acquisition of Taylor NGL Limited Partnership. Acquisition added 1 Bcf/d extraction inlet capacity, 150 Mmcf/d processing capacity and 140,000 Bbls/d NGL transport capacity.
- Gas business reported strong results despite impact of five extraction plant turnarounds and planned and unplanned downtime at some field processing facilities.
- Changes to the royalty regime in Alberta and the economic environment impacted drilling activity and volume throughput.
- Strong power prices in Alberta due to low reserve margins. New summer and winter peak demand records were set in 2008.
- Hedging strategy resulted in strong performance in both gas and power. Realized frac spread was $27/Bbl, compared to $21/Bbl in 2007. Realized power price was $85/MWh, compared to $69/MWh in 2007.
- Reduction in future income taxes as a result of tax planning strategies.
- Higher interest expense due to higher debt balances as a result of Taylor acquisition.

$476.5 million
net revenue

$189.4 million
operating income

$256.4 million
ebitda

$824.8 million
invested capital

Net revenue
$ millions
Before intersegment eliminations

- Gas
- Power
- Corporate



12.9
129.0
334.2

EBITDA
$ millions
Excluding corporate segment

- Gas
- Power



125.3
161.0

Operating Income
$ millions
Excluding corporate segment

- Gas
- Power



117.9
103.6

Invested Capital
$ millions

- Gas
- Power
- Corporate



7.3
142.4
675.1

management's discussion and analysis

The Management's Discussion and Analysis (MD&A) of operations and Consolidated Financial Statements presented herein are provided to enable readers to assess the results of operations, liquidity and capital resources of AltaGas Income Trust (AltaGas or the Trust) as at and for the year ended December 31, 2008 compared to 2007. This MD&A dated March 3, 2009 should be read in conjunction with the accompanying audited Consolidated Financial Statements and notes thereto of the Trust for the year ended December 31, 2008.

This MD&A contains forward-looking statements. When used in this MD&A the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this MD&A contains forward-looking statements with respect to, among others things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements are set forth under: "Strategy"; "Consolidated Outlook"; "Gas Business – Capitalizing on Opportunities"; "Gas Business – Outlook"; "Power Business – Capitalizing on Opportunities"; "Power Business – Outlook"; "Capital Projects"; and "Corporate Outlook".

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties including without limitation, changes in market competition, governmental or regulatory developments, changes in tax legislation, general economic conditions and other factors set out in the Trust's public disclosure documents.

Many factors could cause the Trust's or any of its business segment's actual results, performance or achievements to vary from those described in this MD&A, including without limitation those listed above as well as the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in this MD&A herein should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this MD&A are expressly qualified as cautionary statements.

Financial outlook information contained in this MD&A about prospective results of operations, financial position or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this MD&A should not be used for the purposes other for which it is disclosed herein.

Additional information relating to AltaGas can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, including its annual MD&A and Consolidated Financial Statements, Annual Information Form, Information Circular, Business Acquisition Report and Proxy Statement, material change reports and press releases issued by the Trust, are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

The material businesses of the Trust are operated by AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership and AltaGas Pipeline Partnership, Taylor NGL Limited Partnership (Taylor), as well as AltaGas Energy Limited Partnership (formerly known as PremStar Energy Canada Limited Partnership), ECNG Energy L.P. (collectively the operating subsidiaries), AltaGas Renewable Energy Inc. (AREI) (formerly known as NovaGreenPower Inc.) and AltaGas Renewable Energy GP Inc. (ARELP) (formerly known

as GreenWing Energy Development GP Inc.). The cash flow of the Trust is solely dependent on the results of the operating subsidiaries and is predominantly derived from interest earned on loans to the operating subsidiaries and from dividends or returns of capital from equity interests held within the Trust structure.

AltaGas General Partner Inc., through its Board of Directors, the members of which are elected by the Trust at the direction of the holders of the units, has been delegated by the trustee of the Trust to manage or supervise the business and affairs of the Trust. AltaGas Ltd. provides all management, administrative and operating services to the Trust and its subsidiaries.

VISION

AltaGas' vision is to be a leading Canadian energy infrastructure company with a focus across Canada and the northern and western United States, by capitalizing on its solid underlying business, operational expertise and financial strength. To achieve its vision, AltaGas focuses on increasing the value and profitability of its existing assets and growing and diversifying through development and acquisition of gas and power infrastructure.

OVERVIEW OF THE BUSINESS

AltaGas is a natural gas and power infrastructure business with physical links along the energy value chain. AltaGas has significant operating experience that has delivered a strong track record of efficiency, reliability and profitability of its assets. AltaGas also has knowledge of the markets it serves and the financial discipline required to create long-term value for its investors. AltaGas is focused on maximizing the profitability and long-term value of its current assets and growing its energy infrastructure business through the acquisition and development of assets and by providing services that are linked to its existing business.

The gas business is composed of gathering and processing assets which include natural gas gathering pipelines and processing facilities. The gathering systems move natural gas from producing wells to processing facilities and the processing facilities remove impurities and certain hydrocarbon components from natural gas, in addition to compressing the gas to meet downstream pipelines' operating specifications for transportation. The processing assets also include ethane and natural gas liquids (NGL) extraction and field fractionation facilities. Extraction plants straddle major natural gas transmission pipelines and reprocess the natural gas to extract and recover ethane and NGLs. The Trust has 1.6 Bcf/d extraction processing capacity and 1.2 Bcf/d raw gas processing capacity. The gas business also includes natural gas and NGL transmission pipelines. Transmission pipelines deliver natural gas and NGLs to distribution systems, end-users or other downstream pipelines. Another key component of the gas business is the ability to use AltaGas' market knowledge and expertise to optimize assets to create value. AltaGas provides energy consulting and supply management services to non-residential end-users, buys and resells energy, gas transportation and storage, and markets gas for producers to further enhance value by optimizing the infrastructure that forms much of the value chain.

The power business consists of 353 MW of coal-fired base-load generation acquired under power purchase arrangements (PPAs). The PPAs are owned through a 50 percent ownership interest in the Sundance B PPAs, giving AltaGas the rights to Sundance B power output and ancillary services until December 31, 2020. The Sundance plant is located 70 km west of Edmonton, Alberta. AltaGas' power generation portfolio also includes the Bear Mountain Wind Park near Dawson Creek, British Columbia, which will have a capacity of 102 MW and is currently under construction and expected to be in service in November 2009, 39 MW of gas-fired power peaking capacity of which 25 MW was acquired under a capital lease, as well as a 25 percent interest in a 7-MW run-of-river hydroelectric generation facility. In 2008, the Trust made a number of acquisitions adding eight run-of-river projects in B.C. and various wind projects in Canada and the United States. AltaGas currently has a combined potential of approximately 1,900 MW in renewable energy development projects.

ALTAGAS' STRATEGY

The Trust is a pure play energy infrastructure business that provides services along the energy value chain through gathering, processing, transporting, storage and marketing of natural gas and NGLs and the generation and sale of electricity. The sound long-term supply and demand fundamentals for gas and power form the foundation for AltaGas' strategy.

The Trust's strategy is to increase unitholder value through the delivery of sustainable and increasing earnings and cash flow from its existing assets, as well as from the growth and diversification of its business through acquisition and construction of new natural gas and power infrastructure assets with long economic lives. Investments are diversified in terms of revenue source, contractual terms, exposure to industry cycles and location. The Trust expects the growth in its business to be evenly split between gas and power over the long-term through investments in Canada and the northern and western United States. The Trust has a strong track record of employing its operational expertise, energy market knowledge and financial discipline and strength to deliver sustainable returns to its investors.

By positioning the Trust's assets and services strategically along the energy value chain, AltaGas links energy production to energy users. AltaGas pursues opportunities that offer strong financial returns and growth potential, identifies, evaluates and targets opportunities that are accretive to earnings and cash flow and that provide the appropriate balance between risk and return.

2008 HIGHLIGHTS

AltaGas:

- Completed the acquisition of Taylor on January 10, 2008 for the aggregate purchase price of approximately $600 million. The Taylor acquisition resulted in a significant increase in AltaGas' gas infrastructure assets;
- Acquired wind and hydroelectric projects under development. One acquisition was purchased through the issuance of special warrants while all others were cash purchases. AltaGas purchased approximately 1,000 MW of wind and run-of-river development projects for a total of $55 million in cash and special warrants;
- Completed approximately $50 million in projects to increase volumes and boost efficiency at its Harmattan Complex. During 2008, the Complex increased natural gas processing throughput by 30 to 40 Mmcf/d and increased NGL volumes processed and therefore ethane extraction volumes by 1,100 to 1,400 Bbls/d;
- Completed an equity offering of 3,825,000 Trust units at a price of $26.20 per Trust unit. The underwriters exercised their over-allotment option in full, acquiring an additional 573,750 Trust units at a price of $26.20 per Trust unit. The total offering of 4,397,750 Trust units generated net proceeds of $110 million;
- Completed the installation of the tower foundations for the 102-MW Bear Mountain Wind Park. The project remains on schedule to be in operation by November 2009 at a cost of approximately $200 million;
- Started construction of the Sarnia Storage Pool. It remains on budget and is expected to be operational by July 2009;
- Generated net income of $163.6 million ($2.38 per unit) compared to $108.8 million ($1.90 per unit) in 2007;
- Reported EBITDA(1) of $256.4 million ($3.73 per unit), up from $173.7 million ($3.03 per unit) in 2007;
- Generated cash from operations of $205.4 million ($2.99 per unit) in 2008 compared to $183.3 million ($3.19 per unit) in 2007;
- Generated funds from operations(1) of $217.1 million ($3.16 per unit) compared to $162.9 million ($2.84 per unit) in 2007; and
- Increased monthly distributions by 3 percent from $0.175 to $0.180 beginning with the September 2008 distribution;

(1) *Includes financial measures not included under Canadian generally accepted accounting principles. Please see discussion in Non-GAAP Financial Measures.*

CONSOLIDATED OUTLOOK

AltaGas is well positioned to deliver another year of strong results in 2009, despite a challenging economic environment. The majority of the Trust's earnings are underpinned by long-term, fee-for-service, cost-of-service or minimum volume commitment contracts. To the extent that the Trust is exposed to frac spreads and power prices in Alberta, the Trust has a disciplined hedging strategy which mitigates the impact of frac spread and power price volatility. The diversified suite of assets contributes to earnings stability as the impact of commodity price exposures in the gas and power businesses often offset each other. In the gas business results are expected to be flat in 2009 compared to 2008 as lower frac spreads are offset by the earnings and

cash flow contribution from the 2008 and 2009 capital projects as well as fewer turnarounds and increased plant reliability. The power business results are expected to be lower based on the current forward spot price for power. Average power demand in Alberta is expected to remain relatively flat in 2009, although in 2008 new summer and winter peak demand records were set despite relatively flat demand growth for that period. Lower power prices in Alberta will be partially offset by the contribution from the new peaking plants which came on line in late 2008 and the Bear Mountain Wind Park which is expected to be in service in November 2009.

The Trust is also well positioned to take advantage of growth opportunities as they arise. The $100 million equity issuance which closed on February 10, 2009 reduced the Trust's debt-to-total capitalization from 37.8 percent as at December 31, 2008 to 32 percent on a proforma basis. In February 2009, the Trust secured commitments for a new $250 million revolving and term credit facility to replace the Trust's $250 million credit facility that was scheduled to mature in September 2009. The new facility matures in August 2010. The stronger balance sheet and increased liquidity and flexibility provide the Trust with the ability to capitalize on growth opportunities to enhance returns to unitholders at a time when other market participants may be capital constrained. AltaGas expects to term-out a portion of its bank credit facilities in 2009 to further improve its financial liquidity and flexibility.

GAS BUSINESS

The Trust's gas business consists of gas and NGL processing and transportation infrastructure as well as gas marketing and optimization offerings to enhance value along the energy value chain. AltaGas management believes that North America's natural gas producing regions will continue to require significant investment in drilling, gathering and processing assets to support the levels of production needed to meet long-term demand for natural gas.


ONTARIO
BRITISH COLUMBIA
ALBERTA
SASKATCHEWAN
EDMONTON
CALGARY
VANCOUVER
GAS
Extraction Plant
Transmission Pipeline
Field Gathering & Processing Area
Major Transmission Pipeline
Storage Facility – Under Development

Capitalizing on Opportunities

AltaGas pursues opportunities in its gas business to enhance long-term unitholder value. The Trust's objectives are to:

- Increase throughput and utilization of existing facilities;
- Acquire and develop new gas infrastructure assets to meet customer demand;
- Increase returns and mitigate volume risk by directly recovering operating costs from customers;
- Enter into commercial arrangements that have long-term fixed-fee or cost-of-service components;
- Enhance operational efficiencies and returns through consolidation of facilities, plant upgrades and integration with other business segments;
- Manage costs and improve reliability and efficiencies; and
- Create new service offerings and build on national brand development in its energy services business.

The Trust's gas business provides safe and reliable gathering, processing, extraction, transportation and ancillary services to its customers. The strategic focus is on increasing profitability of the existing infrastructure, increasing market share and redeploying assets to capitalize on increased exploration and drilling activities, as well as increasing long-term fixed-fee or cost-of-service contracts. While the Western Canada Sedimentary Basin (WCSB) is considered to be a maturing basin, AltaGas remains confident that the long-term demand for natural gas will result in a return to strong natural gas prices and improvements in exploration, drilling and completion technology and hence the long-term viability of the WCSB. The emergence of unconventional gas plays in the WCSB such as the Montney and Horn River, as well as continued drilling in the Alberta Deep Basin, provides the basis for this outlook.

The Taylor acquisition is an example of AltaGas' strategy at work. The assets are low-risk, long-life energy infrastructure that are underpinned by long-term contracts that provide stable and predictable cash flows. With the acquisition, AltaGas' infrastructure touches more than 2 Bcf/d of natural gas. The Trust has interests in six extraction facilities serving the WCSB and operates four of them. The contribution from the extraction business increased significantly in 2008, thereby diversifying revenue sources within the WCSB. Approximately 12 percent of total extraction volumes are exposed to commodity price fluctuations, although contractual arrangements allow the Trust to limit downside risk and shut-in production when extraction margins or frac spreads are low. In addition, the Trust has hedged an appropriate portion of the exposed extraction volumes to reduce earnings volatility.

Growth opportunities in the Trust's gas business are expected to arise from plant modifications to increase product recoveries or overall throughput at facilities, by increasing interests in existing plants, acquiring facilities or through construction of new facilities in emerging or growing supply regions.

The Trust has significantly increased its extraction assets. The natural gas supply to the Joffre and Edmonton extraction plants depends on natural gas demand pull from central Alberta's petrochemical industry, residential and other commercial usage. The Empress Extraction plants rely on the supply of natural gas from natural gas export volumes, while the Younger extraction plant is supplied from the robust natural gas producing region of northeast British Columbia. The Harmattan Complex is a significant service provider in its west central Alberta capture area. Many other facilities in the Harmattan area are currently underutilized, providing AltaGas with opportunities to consolidate and optimize asset utilization and increase profitability. The Harmattan Co-Stream Project is also expected to increase processing capability at the plant. Overall, the diverse nature of its extraction infrastructure should provide ongoing opportunities for AltaGas to increase throughput, utilization and profitability.

The main value drivers in the transmission business are the fees earned, which are based on contracted volumes and transmission capacity to serve new and expanding customer requirements for shipping gas to market. Due to the integrated nature of AltaGas' businesses, transmission services are often offered in combination with AltaGas' gathering and processing, natural gas marketing and extraction services. AltaGas works with customers to create transmission solutions in areas where pipeline capacity is required to meet producer and market demands.

The Field Gathering and Processing (FG&P) segment includes a network of approximately 6,500 km of gathering lines, substantial processing capacity with expansion potential and access to downstream transportation pipelines that offer customers diverse marketing opportunities. Most of the compression and processing units are skid mounted. This allows AltaGas to relocate units quickly and cost effectively to respond to the changing processing needs of its customers. New area development is typically initiated from the drilling programs of AltaGas' existing and expanding customer base.

AltaGas may also see increased opportunities to acquire or build gathering and processing infrastructure from or on behalf of producers wishing to redeploy capital to exploration and production activities rather than dedicating to non-core activities such as processing. There are also opportunities to expand volumes by tying in new wells and building or purchasing adjoining facilities and systems to create larger franchise areas to capture operating synergies, Based on its existing infrastructure, the Trust expects to capitalize on growing natural gas production in northeast B.C., as well as unconventional sources of gas such as shale and coal bed methane.

The Energy Services segment of the Trust's gas business provides gas control and gas supply contracting services to the gas and power businesses. AltaGas pursues additional opportunities to enhance the value of its infrastructure through support services ancillary to its businesses. These include opportunities to increase margins earned in transmission, maintain the cost effective flow of gas through extraction plants and increase services provided to producers. Another objective within this area is to share gas and electricity market knowledge across all business segments and enhance the energy value chain to more effectively serve customers across Canada.

Gas Business Outlook

In 2009 the gas business is expected to deliver another year of strong results similar to 2008. Weakness in frac spreads and lower producer activity are expected to be offset by the contribution from capital expenditures at the Harmattan Complex, the Ethylene Delivery System (EDS) upgrade, the Sarnia Storage project, the expansion of the Pouce Coupe facility, as well as opportunities to consolidate plants and grow volume throughput in areas that are experiencing drilling activity. In 2009 there is one planned turnaround in the FG&P segment expected to cost approximately $1 million compared to 2008 plant turnarounds in both FG&P and extraction which cost approximately $5 million. NGL production at Younger is expected to grow as a result of increased producer activity in the area. The gas business is also expected to benefit from initiatives such as the Bantry acid gas injection project and initiatives at the Harmattan Complex and Rainbow Lake facility which are expected to improve reliability and efficiency.

Gas Business Risk Management

AltaGas' gas infrastructure assets process and transport natural gas and NGL produced in the WCSB. Utilization of these facilities is dependent on a number of factors including natural gas supply and demand, the ability of natural gas producers to deliver natural gas to the various pipeline systems and processing facilities, the long-term price of natural gas, the level of demand for ethane and NGL and the regulatory environment for NGL market participants. The extraction business is influenced by natural gas composition and the difference between the value of the ethane, propane, butane and pentanes-plus as separate marketable commodities versus their value in a heat content basis within the natural gas stream.

In the energy management business, AltaGas competes with other consulting firms. In the gas services business, AltaGas' competitors range from single-person operations to large marketing and aggregation companies. The most significant risks in the Energy Services segment are counterparty and commodity price risk. The credit-intensive nature of this business requires balance sheet support to enable the execution of fixed-price natural gas purchase and sale agreements.

AltaGas manages its exposure to financial risk in the gas business using the strategies outlined in the following table.

RISKS	STRATEGIES AND ORGANIZATIONAL CAPABILITY TO MITIGATE RISKS	INDICATORS AND ACHIEVEMENTS
Long-term volume declines	• Contract provisions underpin capital commitments. • Long-term contracts independent of throughput, such as take-or-pay, area of mutual interest, geographic franchise with economic out.	• In 2008, 30 percent of extraction ethane production sold under long-term cost-of-service contracts. • 99 percent of net revenue from transmission contracts are cost-of-service, take-or-pay or fixed-fee. • New field gathering and processing facilities and expansions underpinned by take-or-pay contracts.
	• Increase market share by expanding existing facilities or acquiring or constructing new facilities.	• Completed the integration of the Taylor assets, which added the Harmattan Complex, the Younger Plant, the remaining ownership in the Joffre Extraction Plant, two NGL transmission pipelines and the RET facility. • Completed Harmattan project increasing volumes processed by approximately 30 to 40 Mmcf/d and significantly expanding Harmattan catchment area. • Signed contract to expand Pouce Coupe facility to serve growing production in Northeast B.C. Currently in regulatory approval process.
	• Increase geographical and customer diversity to reduce exposure to individual customer or area of the WCSB. • Strategically locate facilities to provide secure access to gas supply.	• Approximately 250 customers with no customer representing more than 8 percent of FG&P net revenue during 2008. • Top 10 FG&P customers represented 10 percent of consolidated net revenues in 2008. • 76 FG&P facilities in 30 operating areas in three provinces within the WCSB. • Interest in six of Canada's 10 NGL extraction facilities.
	• Collaborate with other AltaGas segments to increase volumes through the extraction facilities.	• Empress extraction facilities maintained high capacity utilization through gas contracted by gas services business.

RISKS	STRATEGIES AND ORGANIZATIONAL CAPABILITY TO MITIGATE RISKS	INDICATORS AND ACHIEVEMENTS
Increasing operating costs	• Acquire large working interests to control and optimize operations and maximize efficiencies. • Contractual provisions provide for recovery of operating costs.	• Significant portions of contracts provide for recovery of operating costs. • 53 percent of FG&P's operating costs were recovered directly from customers in 2008 and 50 percent of Extraction and Transmission (E&T) operating costs were recovered through contract provisions in 2008. • Operate 73 of 76 FG&P facilities. • Operate all transmission assets. • Operate four of six extraction facilities. • Average FG&P working interest of 92 percent and average E&T working interest of 82 percent. • Maintenance management and field purchasing programs ensure tight cost controls and equipment reliability.
Commodity price fluctuation	• Contracting terms, processing and transportation fees independent of commodity prices through fee-for-service, take-or-pay, fixed-fee or cost-of-service provisions. • Employ hedging practices to reduce exposure to frac spread volatility and lock-in margins when the opportunity arises to increase profitability and reduce earnings volatility. • Commodity Risk Policy prohibits transactions for speculative purposes. • Have strong systems and processes for monitoring and reporting compliance with Commodity Risk Policy. • In-depth knowledge of transportation systems, natural gas and NGL markets.	• Less than 13 percent of total extraction production was exposed to frac spreads in 2008. • Most ethane production sold under long-term, cost-of-service or fee-for-service contracts. • 60 percent of NGL production under long-term, fixed-fee arrangements. • The transmission business is not directly affected by commodity price fluctuations. • Hedged 60 percent of volumes exposed to frac spread for 2008 and 2009 and 15 percent for 2010. • NGL is reinjected or extraction operations are reduced or suspended when uneconomical to produce. • Majority of FG&P contracts are volumetric service fee structures, based on a rate per Mcf of throughput reducing direct commodity price risk compared to a percentage-of-price arrangement. • All gas service transactions are back-to-back with locked-in margins. • In majority of energy management business AltaGas acts as agent, taking no direct commodity price risk.

RISKS	STRATEGIES AND ORGANIZATIONAL CAPABILITY TO MITIGATE RISKS	INDICATORS AND ACHIEVEMENTS
Counterparty risk	• Strong credit policies. • Continuous review of counterparty credit. • Establish credit thresholds using conservative credit metrics. • Closely monitor exposures and impact of price shocks on liquidity. • Build a diverse customer and supplier base. • Base business model in energy management on agency arrangements whereby counterparty credit risk for commodity is between the supplier and end-user. • Active accounts receivable monitoring and collections processes in place. • Credit mitigants included in gas processing contracts.	• Over 250 FG&P customers with no customer representing more than 8 percent of FG&P net revenue during 2008. • No new allowance required for E&T customers. • Majority of exposures are to investment-grade counterparties. • In energy management business, customers are aggregated into groups with joint and several liability for payment of fees. • No Energy Services customer represented more than 8 percent of consolidated revenues during 2008. • In 2008 AltaGas added customers in key sectors nationwide. • AltaGas purchases natural gas from a wide array of investment-grade suppliers. • No additional allowance for doubtful accounts was required in 2008. • Liened gas of processing customers to collect accounts receivable in accordance with contractual terms.
Construction risk	• Major projects group manages and monitors significant construction projects. • Strong project control and management framework.	• Practiced effective procurement policies and procedures and vendor selection resulting in few overruns in 2008. • Fixed price quotes for most major equipment components. • Redeploying equipment from underutilized plant.
Community support	• Maintain active corporate and regulatory affairs department.	• Held several events to inform and educate the communities in which AltaGas is constructing and developing projects.
Regulatory risk	• Regulatory and commercial personnel monitor and react to regulatory issues. • Proactive government relations group.	• AltaGas continued active participation in industry committees and regulatory forums in 2008.
Environment and safety risk	• Strong safety and environmental management systems, which AltaGas continually strives to improve.	• Perform annual third-party safety and environmental audits to ensure continued compliance and improvement. Audits resulted in AltaGas maintaining its Certification of Recognition from Alberta Human Resources and Employment. • Participated in industry programs, including the annual Safety Stand Down.

POWER BUSINESS

The power business consists primarily of AltaGas' 50 percent ownership of the Sundance B PPAs. The PPAs entitle the Trust to the output from the 353 MW coal-fired base-load Sundance B plant. The Trust's current hedging strategy and operating strategy for its 39 MW of gas-fired peaking plants balance financial and operating risk related to the PPAs. The gas-fired peaking plants also provide revenue from the sale of energy and ancillary services. The Trust's strategy is to maximize the profitability of the existing power assets and to grow its power generation infrastructure and operational capability with a focus on renewable energy.



BRITISH COLUMBIA
ALBERTA
EDMONTON
CALGARY
VANCOUVER
POWER
Coal-Fired Power Generation
Gas-Fired Power Generation
Wind Power Generation – Under Construction
Wind Power Generation – Under Development
Hydro Power Generation
Hydro Power Generation – Under Development


POWER
Wind Power Generation – Under Development
Wind Power Generation – Under Construction

Capitalizing on Opportunities

AltaGas pursues opportunities in its power business to enhance long-term unitholder value. The Trust's objectives are to:

- Refine the power hedge strategies as appropriate to increase earnings stability and growth from the Sundance PPAs;
- Dispatch the gas-fired peaking capacity in real time to maximize revenue from both the energy and ancillary services;
- Identify and execute opportunities to create value from the regulation of greenhouse gas emissions;
- Capitalize on internal synergies and integration efforts with other operating segments;
- Acquire and develop power infrastructure supported by strong power supply and demand fundamentals;
- Acquire and develop power generation projects backstopped by long-term power sales arrangements;
- Diversify power generation portfolio by geography and energy source;
- Develop operating capability in other energy sources;
- Capitalize on increasing demand for clean power by investing in renewable power projects across Canada and the northern and western U.S.; and
- Invest in power opportunities such as additional PPAs in Alberta and other jurisdictions.

The supply and demand fundamentals supporting the power business remain favourable in North America. AltaGas expects these fundamentals will continue to support strong power prices especially in Alberta where the Trust is most exposed to power prices. This could increase the profitability of AltaGas' power business allowing AltaGas to earn higher revenues from the sale of power and ancillary services. The expectation of continued strong power prices is supported by the tight electricity reserve margin in Alberta, as transmission constraints are delaying the addition of new generation facilities. However, power prices may be impacted by slowing economic growth in Alberta. In January 2009, the Alberta Electric System Operator (AESO) published a report titled "Future Demand and Energy Outlook, 2008-2028", which projected provincial demand growing at an average annual rate of 3.5 percent over the next 20 years. Average power demand in Alberta is expected to remain relatively flat in 2009, although in 2008 new summer and winter peak demand records were set despite relatively flat demand growth for that period. The current economic climate is making investment in new generation projects challenging, and AltaGas expects delays or cancellations of many of the projects that have been announced over the past few years that had not already secured financing prior to the economic downturn. Given the demand and supply forecasts, AltaGas expects reserve margins to remain around 10 percent until 2011 at which time it may increase to about 15 percent. Based on broker reports published February 18, 2009, the forward curve for power prices has remained relatively strong, in the mid-$70/MWh range through 2014. As at December 31, 2008, 90 percent of AltaGas' generation capacity was low-cost base-load coal fired generation which is expected to produce stable future earnings in this market environment.

Power generation development and ownership opportunities are likely to arise as a function of the growing North American demand for cleaner energy sources such as natural gas, hydro and wind. The planned decommissioning of thermal plants in Ontario and, beginning in 2010, in Alberta, may present additional growth opportunities through the development and ownership of new clean power generation capacity. The Trust is currently building the 102-MW Bear Mountain Wind Park near Dawson Creek, British Columbia, which is on schedule to be in service in November 2009. The Trust also has approximately 1,900 MW of renewable power under development. The renewable power portfolio consists of 1,500 MW of wind power, 500 MW in Canada and 1,000 MW in the northern and western United States. The hydroelectric portfolio under development consists of approximately 400 MW in British Columbia, of which approximately 275 MW were bid into BC Hydro's Clean Call for Power in November 2008.

AltaGas' strategy is to grow its energy infrastructure to offset the cash flow decline expected on December 31, 2020 when the Sundance PPAs expire.

Power Business Outlook

In 2009 almost two-thirds of the power delivered to the Alberta Power Pool from the Sundance plant is hedged at $76/MWh, similar to hedge prices in 2008. Current lower spot prices in the mid-$70 range are expected to result in lower earnings on the unhedged volumes and management believes that the average power demand in Alberta will be relatively flat in 2009. The power business is also expected to incur higher costs as work progresses on developing its portfolio of renewable projects. The increased peaking capacity installed in late 2008 and the Bear Mountain Wind Park expected to be in service in November 2009 are expected to partially offset the lower earnings in the power business assuming spot prices realized in 2009 are reflective of the current forward curve. Even with the lower spot prices, AltaGas expects the power business to have its second best year of financial performance.

Risk Management

The main risks faced in the power business are power prices, the cost of power, the volume of power generated, counterparty risk and regulatory risks related to the deregulation of power, market regulation and environmental legislation. Power results are generally driven by volumes of power generated, hedge prices, spot power prices and the cost of power and transmission. Power prices are impacted by fluctuations in supply and demand as a consequence of weather, customer usage, economic activity and economic growth. The cost of power is driven by operating costs, changes in transmission rates and power available for sale, mainly due to outage and force majeure events. AltaGas mitigates these risks through the strategies outlined in the following table.

RISKS	STRATEGIES AND ORGANIZATIONAL CAPABILITY TO MITIGATE RISKS	INDICATORS AND ACHIEVEMENTS
Power price volatility	• **Disciplined hedging strategy with hedge targets approved by the Board of Directors.** • **Monitor hedge transactions through Risk Management Committee.** • **In-depth Alberta power market knowledge and experience.** • **Hedge own electrical demand requirements.** • **Own and operate gas-fired peaking capacity to backstop PPAs and sell energy and ancillary services.**	• **Financial hedge contracts generally have terms ranging from one to 36 months.** • **Average sales price received in 2008 was $84.51/MWh, compared to average monthly Pool price range of $64.51/MWh to $135.95/MWh.** • **Supplied approximately 14 MW for own use.** • **Supplied approximately 60 MW to Alberta power retail customers under one to five-year contracts.** • **Peaking plants contributed $7.0 million to net revenue in 2008 through sales of ancillary services and energy.**
Volume of power generation	• PPAs include specified target availability levels. • Diversification of fuel sources and geography. • Hedging strategy to balance price and operating risk. • Reciprocal backstopping agreements with another generator to supply power at a fixed price during force majeure events.	• The operator of the Sundance B plant is obligated to provide AltaGas financial compensation for shortfalls below the specified target availability level, which was 86 percent of rated capacity in 2008. Payment is based on the difference between actual and target availability multiplied by the 30-day rolling average power price (RAPP). • 39 MW of gas-fired generation provided partial operational backstopping to the Sundance PPAs. • Wind and hydro power projects under development. • Power delivered from a total of 33 independent generation sources.
Cost of power	• **Hedge power costs.** • **Avoid commodity price exposure on electricity energy sources.**	• **Cost of power from the coal-fired generation based on PPA indices, not market price of coal.** • **Modest decrease in cost of power from Sundance PPAs in 2008.**

RISKS	STRATEGIES AND ORGANIZATIONAL CAPABILITY TO MITIGATE RISKS	INDICATORS AND ACHIEVEMENTS
Counterparty risk	• Strong credit policies. • Continuous review of counterparty credit. • Establish credit thresholds using conservative credit metrics. • Closely monitor exposures and impact of price shocks on liquidity.	• All relevant policies and processes were maintained in 2008. • All financial hedge counterparties are investment-grade. • No counterparty defaults in 2008. • Alberta retail credit risk has little impact on hedge portfolio on an individual basis. If there is a default, AltaGas can sell the power on the spot market.
Construction risk	• Major Projects group manages and monitors significant construction projects. • Strong project control and management framework.	• Executed EPC contract with Enercon for delivery and installation of the Bear Mountain Wind Park turbines. • 95 percent of Bear Mountain Wind Park costs completed or committed through fixed quotes.
Community support	• Active corporate and regulatory affairs departments.	• Held several events to inform and educate the communities in which AltaGas is constructing and developing projects.
Regulatory risk	• Appropriate resources deployed on regulatory issues. • Build risk-mitigation into contracts where possible.	• AltaGas' Sundance PPAs have provisions for financial relief in the event that policies and regulations render PPAs uneconomic. • AltaGas personnel participate in industry policy and oversight committees.
Environment and safety risk	• Strong safety and environmental management systems, which AltaGas continually strives to improve. • Focus on mitigating the impact of the Specified Gas Emitters Regulation (SGER).	• Bantry and Parkland gas-fired peaking plants compress natural gas to drive the peaking plant starter motors. The compressed gas is then captured and cycled through the peaking plants rather than vented into the environment. • Potentially generate offsets and emissions performance credits from existing AltaGas operating facilities. • Possible offset of SGER costs through higher Alberta Power Pool prices.

CONSOLIDATED RESULTS

Years ended December 31 ($ millions)	2008	2007	2006
Revenue	**1,816.8**	1,428.4	1,362.6
Unrealized gains on risk management	**11.0**	1.1	–
Net revenue[1]	**476.5**	324.0	318.9
EBITDA[1]	**256.4**	173.7	173.1
EBITDA before unrealized gains on risk management[1]	**245.4**	172.6	173.1
Operating income[1]	**189.4**	126.6	126.7
Net income	**163.6**	108.8	114.5
Net income before tax-adjusted unrealized gains on risk management[1]	**158.0**	109.3	114.5
Net income before tax[1]	**162.0**	114.7	113.4
Total assets	**2,163.6**	1,172.7	1,109.6
Total long-term liabilities	**857.5**	313.5	340.5
Net additions of capital assets	**808.0**	21.8	70.5
Distributions declared[2][3]	**147.1**	118.6	110.8
Cash flows			
Cash from operations	**205.4**	183.3	146.9
Funds from operations[1]	**217.1**	162.9	161.7

($ per unit except as noted)			
EBITDA[1]	**3.73**	3.03	3.12
EBITDA before unrealized gains on risk management[1]	**3.57**	3.01	3.12
Net income	**2.38**	1.90	2.06
Net income per diluted unit	**2.36**	1.89	2.06
Net income before tax-adjusted unrealized gains on risk management[1]	**2.30**	1.90	2.06
Net income before tax[1]	**2.35**	2.00	2.04
Distributions declared[2][3]	**2.125**	2.065	1.995
Cash flows			
Cash from operations	**2.99**	3.19	2.65
Funds from operations[1]	**3.16**	2.84	2.91
Units outstanding (millions)			
Weighted average number of units outstanding for the year (basic)	**68.8**	57.4	55.5
Weighted average number of units outstanding for the year (diluted)	**69.7**	57.4	55.5
End of year	**71.9**	58.1	56.4

(1) *Non-GAAP financial measure. See discussion in the Non-GAAP Financial Measures section of this MD&A.*

(2) *Distributions declared of $0.180 per unit commencing August 2008, $0.175 per unit per month from August 2007 to July 2008. From August 2006 to July 2007 distributions of $0.17 per unit per month were declared. From March 2006 to July 2006 distributions of $0.165 per unit per month were declared. From August 2005 to February 2006 distributions of $0.16 per unit per month were declared.*

(3) *Excludes share distribution of AltaGas Utility Group Inc. shares in September 2007 providing an additional non-cash distribution of $0.076 per unit.*

2008 CONSOLIDATED FINANCIAL REVIEW

Financial results for 2008 reflect the strong operating performance of AltaGas' energy infrastructure assets. In 2008 the Trust increased its assets by approximately $600 million as a result of the Taylor acquisition. The Trust also completed approximately $50 million of growth and enhancement initiatives in late 2008 at the Harmattan Complex. Net income increased by 50 percent year-over-year. The gas and power businesses each reported year-over-year operating income increases of 75 percent and 25 percent, respectively. The gas business reported strong results despite turnarounds at five extraction facilities in 2008, which resulted in lost revenues of $3.7 million and operating costs of $4.3 million and a major turnaround at one field processing facility which resulted in $1.0 million in lower operating income. The power business reported strong results due to higher power prices

received on both spot and hedged sales as well as higher contributions from the gas-fired peaking plants. The Trust recorded higher interest costs mainly due to the increased debt balances as a result of the Taylor acquisition and lower taxes primarily as a result of changes within the Trust's legal structure.

Net income in 2008 was $163.6 million ($2.38 per unit – basic), compared to $108.8 million ($1.90 per unit – basic) in 2007. Excluding a $13.8 million reduction in future tax liability related to changes in the Trust structure and a $5.6 million after-tax gain on risk management contracts, net income was $144.2 million ($2.10 per unit – basic). Excluding the Specified Investment Flow-Through (SIFT) tax of $5.4 million and a $6.1 million non-cash tax benefit due to the reduced federal tax rates recorded in 2007, net income in 2007 was $108.1 million ($1.88 per unit – basic).

Operating income across all segments increased by 50 percent to $189.4 million in 2008 compared to $126.6 million in 2007.

Operating income from the gas business was $103.6 million in 2008, compared to $59.3 million in 2007. In the power business, operating income was $117.9 million in 2008 compared to $94.6 million in 2007. In 2008 operating income from the gas and power businesses was 47 percent and 53 percent, respectively, of total business operating income compared to 39 percent and 61 percent, respectively, for 2007. The improved balance between the gas and power businesses reflects the impact of the Trust's strategy to have a more balanced portfolio of assets.

In the gas business, operating income increased mainly due to the larger energy infrastructure asset base as a result of the Taylor acquisition, higher rates and other revenues in FG&P and higher frac spreads, partially offset by lower throughput due to declines, planned and unplanned downtime in certain FG&P areas and lower volumes processed at the extraction plants owned prior to January 2008. The gas business reported strong results despite the approximately $10 million impact of five extraction plant turnarounds, planned and unplanned downtime at some field processing facilities and a fire at the Harmattan Complex.

In the power business, operating income increased due to higher average power prices, higher contributions from the peaking plants, a deferral account settlement from the AESO and a gain on the sale of one of the Trust's power development projects, partially offset by a more favourable RAPP in 2007, higher transmission costs and higher environmental compliance costs.

The operating loss in the corporate segment increased primarily due to higher costs to support the growth of the Trust, general cost escalations and lower investment income, partially offset by the unrealized gain reported on risk management contracts.

Consolidated net revenue for 2008 was $476.5 million compared to $324.0 million in 2007. In the gas business, net revenue increased due to additional extraction, processing and transmission facilities, higher operating cost recoveries, higher rates and other revenues in FG&P and higher frac spreads. These increases were partially offset by lower throughput in certain FG&P areas, the sale of non-core assets in mid-2007, lower fixed-price gas and transport sales and lower volumes processed at the extraction plants owned prior to the acquisition of the Taylor extraction facilities. In the power business, net revenue increased due to a higher average price received on the sale of power, higher contributions from the peaking plants, a deferral account settlement from the AESO and the gain on sale of a power development project, partially offset by a higher RAPP in 2007, and higher transmission and environmental compliance costs.

Operating and administrative expense for 2008 was $220.1 million, compared to $150.3 million in 2007. The increase was due to costs related to new facilities, turnaround costs and higher compensation and administrative costs. Operating costs included approximately $8.0 million related to turnaround costs incurred during the year. Approximately 36 percent were recovered. Administrative costs included approximately $2.0 million in non-recurring technology costs.

Amortization expense for 2008 was $67.0 million, compared to $47.1 million in 2007. The increase was primarily due to new and expanded facilities in the gas business, partially offset by the disposition of non-core assets in second quarter of 2007.

Interest expense in 2008 was $27.4 million, compared to $11.9 million in 2007. The increase was primarily due to higher average debt balances of $581.0 million in 2008, compared to $234.9 million in 2007. The average borrowing rate for 2008 was 5.3 percent which was consistent with 2007.

Income tax recovery for 2008 was $1.6 million, compared to income tax expense of $5.9 million in 2007. Income tax expense was lower as a result of certain tax planning initiatives undertaken by management in 2008. The income tax expense was lower by $11.8 million as a result of applying a lower tax rate to the future income tax liability that arose from changes in the legal entity structure of the Trust. This internal reorganization had the added benefit of reducing income tax expense by $13.3 million through use of higher intercompany interest, offset by income taxes of $12.0 million due to higher operating income. The lower 2008 income tax expense was partially offset by $2.3 million in current taxes from the sale of a power project, $1.7 million due to higher mark-to-market gains on risk management contracts and $1.5 million due to an adjustment for the estimated tax asset basis of the Trust. For comparative purposes, the enactment of the SIFT tax during 2007 increased income tax expense by $5.3 million. Later in the same year, income tax expense was reduced by $5.4 million due to the federal income tax rate reductions.

2007 CONSOLIDATED FINANCIAL REVIEW

Net income in 2007 was $108.8 million compared to $114.5 million in 2006. Excluding the SIFT tax of $5.4 million recorded in 2007, the $6.1 million non-cash tax benefit due to the reduced federal tax rates recorded in fourth quarter 2007, and the non-cash tax benefit of $6.6 million due to tax rate reductions recorded in 2006, net income for the year ended December 31, 2007 was in line with 2006. Adjusting for these one-time tax items, net income was $108.1 million in 2007 compared to $107.9 million in 2006. Net income increased mainly due to higher power prices received on hedged sales and lower costs in the power generation segment, new facilities and higher rates in the FG&P segment, higher extraction volumes exposed to frac spreads, higher frac spreads, a one-time gain from the sale of oil and gas production assets and lower interest expense. These increases were offset by lower revenues from lower unhedged sales due to lower Alberta spot power prices, lower throughput in the FG&P segment, the expiration of the Genesee power contract, higher operating and administrative costs, lower earnings in the Energy Services segment and a one-time charge related to non-recoverable costs incurred on a development project.

Consolidated net revenue for 2007 was $324.0 million compared to $318.9 million in 2006. The increase was due to higher hedge prices and lower costs in the power generation segment, new facilities and higher rates in the FG&P segment, higher frac spread-exposed volumes and higher frac spreads, and a one-time gain on the sale of oil and natural gas production assets. The increases were partially offset by the expiration of the Genesee power contract, lower throughput in the FG&P segment, a lower contribution from the oil and gas assets sold in May 2007 and decreased earnings in the Energy Services segment.

Operating and administrative expense for 2007 was $150.3 million compared to $145.8 million in 2006. The increase was due to additional costs related to new facilities, higher compensation and administrative costs and a one-time charge related to non-recoverable costs incurred on a development project.

Amortization expense for 2007 was $47.1 million compared to $46.4 million in 2006. The increase was primarily due to new and expanded facilities in the FG&P segment, partially offset by the sale of oil and natural gas production assets and the one-time write-down of $0.6 million of goodwill on a non-core investment in 2006.

Interest expense in 2007 was $11.9 million compared to $13.3 million in 2006. The decrease was primarily due to a lower average debt of $234.9 million compared to $274.1 million in 2006, partially offset by slightly higher borrowing rates. The average borrowing rate in 2007 was 5.3 percent compared to 4.9 percent in 2006.

Income tax expense for 2007 was $5.9 million compared to an income tax recovery of $1.1 million in 2006. The increase was mainly due to the non-cash charge of $5.4 million to record future income tax liabilities for differences between the accounting and tax basis of AltaGas' assets and liabilities as a result of the SIFT tax, the $6.6 million non-cash tax benefit recorded in

2006 due to Alberta and federal income tax rate reductions and a $1.6 million tax impact on unrealized gains related to risk management assets and liabilities. These increases were partially offset by the difference between the $6.1 million non-cash tax benefit due to the federal rate reductions enacted in late 2007 and the future income tax recovery of $0.6 million from the sale of oil and natural gas production assets.

GLOBAL MARKET CONDITIONS

Global financial markets have recently experienced severe turmoil; however AltaGas' financial position and ability to generate cash in the short and long-terms from its operations remain strong. The Trust also has good access to capital markets. In February 2009, the Trust issued trust units for gross proceeds of approximately $100 million and secured commitments for a new $250 million revolving and term credit facility. AltaGas' access to capital markets was also demonstrated with its 2008 funding program which consisted of a trust unit issue valued at approximately $115 million in June 2008 and a $250 million credit facility in March 2008, which will be replaced with the new facility secured in February 2009. In addition, trust units issued under the Trust's Distribution Reinvestment and Optional Unit Purchase Plan (DRIP) are expected to raise approximately $35 million in 2009.

The Trust's liquidity position remains sound, underpinned by highly predictable cash flow from operations, as well as revolving bank lines of $750 million, of which $326 million was available as at December 31, 2008 and high participation in the DRIP. Subsequent to the equity issuance, the Trust has approximately $100 million in incremental available bank lines.

Management has completed analyses of recent market conditions on both defined benefit pension plans and impairment testing for goodwill and intangible assets. All analyses concluded that no material adjustment is required.

CAPITAL PROJECTS

The outlook for 2009 capital expenditures is approximately $250 million with committed spending of approximately $200 million. The total of $250 million is expected to be split approximately 28 percent to gas and 72 percent to power projects. The majority of the $200 million of committed spending is to complete the construction of the Bear Mountain Wind Park.

Capital expenditures for 2010 have not yet been finalized. The Trust is pursuing many growth opportunities, however capital commitments for 2010 are subject to the economic environment and AltaGas' ability to create long-term unitholder value. As capital projects are approved and committed, AltaGas will update the capital outlook for 2010.

Gas Projects

Harmattan Co-stream Project

The proposed Harmattan Co-stream Project is expected to bring natural gas from the NOVA Gas Transmission Limited (NGTL) system to the Harmattan Complex for processing to recover ethane, propane, butane and condensate. The NGL Extraction Inquiry hearing held by the Alberta Energy Resources Conservation Board (ERCB) concluded at the end of September 2008 and the ERCB provided its ruling in February 2009. The ERCB has stated that proposed co-streaming and side-streaming projects, such as the Harmattan Co-stream Project, will be assessed on an individual basis by the ERCB. Furthermore, the entitlement to the NGL within the common-stream natural gas transported on Alberta-regulated gas transmission pipelines will be transferred over the next three years to receipt shippers who hold receipt capacity (capacity that gives the shipper the right to place natural gas on the NGTL system), rather than the current convention that gives export delivery transporters the rights to the NGL in the common stream. This change will provide AltaGas the opportunity to negotiate competitive pricing and terms to receipt shippers such that they can access the value of their NGL through the Harmattan Complex. With the NGL Inquiry now concluded, AltaGas will resubmit the application for its Harmattan Co-stream Project in the coming months. Upon approval, construction of the project would require approximately 14 months to complete. The project, as currently envisioned, is expected to cost in the range of $100 million to $120 million and would begin contributing to operating income in late 2010.

Power Projects

Hydroelectric

AltaGas is developing a portfolio of run-of-river hydroelectric projects in British Columbia. The largest of these is the 195-MW Forrest Kerr run-of-river hydroelectric project in northwest B.C. In addition AltaGas is in the early stages of developing the McLymont Creek (66 MW) and Volcano Creek (16 MW) run-of-river projects. These three projects were submitted to BC Hydro in late 2008 as part of the Clean Power Call competition to supply electricity. Management understands that BC Hydro intends to respond to the submission to the Clean Power Call by mid-2009. Should AltaGas be successful in contracting with BC Hydro for these projects, it is expected they will be in service sometime from 2014 through 2016.

AltaGas also has a number of smaller run-of-river hydroelectric projects under development in British Columbia with a combined capacity of approximately 130 MW.

Wind

Through a series of acquisitions, AltaGas has the potential of developing approximately 1,500 MW of wind power projects in western Canada and the northern and western United States. The portfolio of wind assets includes approximately 600 MW in mature stage development and 900 MW in early stage development. Of the 1,500 MW total potential development, 500 MW are in Canada and the remainder are in the United States.

NON-GAAP FINANCIAL MEASURES

This MD&A contains references to certain financial measures that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to GAAP financial measures are shown below. All of the measures have been calculated consistently with previous disclosures.

References to net revenue, operating income, EBITDA, EBITDA before unrealized gains (losses) on risk management, net income before tax-adjusted unrealized gains (losses) on risk management, net income before tax and funds from operations throughout this document have the meanings as set out in this section.

Net Revenue

Years ended December 31 ($ millions)	**2008**	2007	2006
Net revenue	**476.5**	324.0	318.9
Add: Cost of sales	**1,340.3**	1,104.4	1,043.7
Revenue (GAAP financial measure)	**1,816.8**	1,428.4	1,362.6

Net revenue, which is revenue less the cost of commodities purchased for sale and shrinkage, is a better reflection of performance than revenue, as changes in the market price of natural gas and power affect both revenue and cost of sales.

Operating Income

Years ended December 31 ($ millions)	**2008**	2007	2006
Operating income	**189.4**	126.6	126.7
Add (deduct): Interest	**(27.4)**	(11.9)	(13.3)
Income taxes	**1.6**	(5.9)	1.1
Net income (GAAP financial measure)	**163.6**	108.8	114.5

Operating income is a measure of the Trust's profitability from its principal business activities prior to how these activities are financed or how the results are taxed. The measure is used by management to assess the operating performance of the business segments as it is a better indicator of operating performance than net income. Operating income is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue less operating and administrative expenses and amortization.

EBITDA

Years ended December 31 ($ millions)		2008	2007	2006
EBITDA		**256.4**	173.7	173.1
Add (deduct):	Amortization and goodwill impairment	**(67.0)**	(47.1)	(46.4)
	Interest	**(27.4)**	(11.9)	(13.3)
	Income taxes	**1.6**	(5.9)	1.1
Net income (GAAP financial measure)		**163.6**	108.8	114.5

EBITDA is a measure of the Trust's operating profitability. EBITDA provides an indication of the results generated by the Trust's principal business activities prior to how these activities are financed, how assets are amortized or how the results are taxed. EBITDA is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue less operating and administrative expenses.

EBITDA Before Unrealized Gains on Risk Management

Years ended December 31 ($ millions)		2008	2007	2006
EBITDA before unrealized gains on risk management		**245.4**	172.6	173.1
Add (deduct):	Unrealized gains on risk management	**11.0**	1.1	–
	Amortization and goodwill impairment	**(67.0)**	(47.1)	(46.4)
	Interest	**(27.4)**	(11.9)	(13.3)
	Income taxes	**1.6**	(5.9)	1.1
Net income (GAAP financial measure)		**163.6**	108.8	114.5

EBITDA before unrealized gains on risk management is a measure of the Trust's operating profitability without the impact of the change in fair value of risk management contracts. EBITDA before unrealized gains on risk management reports the results of the Trust's principal business activities on a realized basis and prior to how business activities are financed, assets are amortized or the results are taxed. AltaGas does not speculate on commodity prices, but rather enters into financial instruments to manage risk, and therefore evaluates company performance prior to the accounting of the unrealized gains or losses from risk management activities. EBITDA before unrealized gains on risk management is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue adjusted for unrealized gains on risk management less operating and administrative expenses.

Net Income Before Tax-Adjusted Unrealized Gains on Risk Management

Years ended December 31 ($ millions)		2008	2007	2006
Net income before tax-adjusted unrealized gains on risk management		**158.0**	109.3	114.5
Add (deduct):	Unrealized gains on risk management	**11.0**	1.1	–
	Income tax expense on risk management	**(5.4)**	(1.6)	–
Net income (GAAP financial measure)		**163.6**	108.8	114.5

Net income before tax-adjusted unrealized gains on risk management is a better reflection of performance than net income as changes related to risk management are based on estimates related to commodity prices and foreign exchange rates over time. Net income before tax-adjusted unrealized gains on risk management is calculated from the Consolidated Statement of Income and Accumulated Earnings and is defined as net income plus unrealized gains on risk management and less income tax expense.

Net Income Before Tax

Years ended December 31 ($ millions)		2008	2007	2006
Net income before tax		**162.0**	114.7	113.4
Add (deduct):	Income taxes	**1.6**	(5.9)	1.1
Net income (GAAP financial measure)		**163.6**	108.8	114.5

Net income before tax is a better reflection of performance because it is not dependent on how those results are taxed which can change from year-to-year. Net income before tax is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net income less income tax expense.

Funds From Operations

Years ended December 31 ($ millions)	2008	2007	2006
Funds from operations	**217.1**	162.9	161.7
Add (deduct): Net change in non-cash working capital and asset retirement obligations settled	**(11.7)**	20.4	(14.8)
Cash from operations (GAAP financial measure)	**205.4**	183.3	146.9

Funds from operations is used to assist management and investors in analyzing operating performance without regard to changes in the Trust's non-cash working capital in the period. Funds from operations as presented should not be viewed as an alternative to cash flow from operations or other cash flow measures calculated in accordance with Canadian GAAP. Funds from operations is calculated from the Consolidated Statements of Cash Flows and is defined as cash provided by operating activities before changes in non-cash working capital and expenditures incurred to settle asset retirement costs.

RESULTS OF OPERATIONS BY SEGMENT

Operating Income

For the years ended December 31 ($ millions)	2008	2007
Extraction and Transmission	**83.8**	39.1
Field Gathering and Processing	**20.4**	18.2
Energy Services	**(0.6)**	2.0
Power Generation	**117.9**	94.6
Corporate	**(32.1)**	(27.3)
	189.4	126.6

GAS BUSINESS

Description of Extraction Assets

AltaGas owns extraction plant processing capacity through its interest in two extraction plants at Empress, Alberta, an extraction plant at Joffre, Alberta and another in Edmonton, Alberta. Also included in the extraction business is AltaGas' Bantry field fractionation facility. With the Taylor transaction effective January 10, 2008, AltaGas added the Harmattan Complex in Alberta, ownership interest in the Younger Extraction Plant in British Columbia and increased its ownership of the Joffre Extraction Plant in Alberta to 100 percent. The Harmattan Complex has natural gas licensed inlet capacity of 490 Mmcf/d, a deep cut NGL extraction unit, NGL fractionation net capacity of 25,000 Bbls/d and NGL terminal facilities. The Younger Extraction Plant, with NGL extraction ownership of 56.7 percent, has net processing capacity of 425 Mmcf/d and NGL fractionation and terminal ownership of 100 percent with net capacity of 25,000 Bbls/d. The increased ownership of the Joffre plant added net capacity of 125 Mmcf/d and terminalling with net capacity of 5,200 Bbls/d. AltaGas operates the Edmonton Ethane Extraction Plant, the Joffre Extraction Plant, the Bantry field facility, Harmattan Complex and the Younger Extraction Plant. The extraction plants provide stable fixed-fee or cost-of-service type revenues and margin-based revenues. AltaGas' net raw gas licensed inlet capacity at these plants was 1,594 Mmcf/d at December 31, 2008. The current throughput at these facilities is 801 Mmcf/d.

The value of ethane and NGL extraction is a function of the difference between the value of the ethane, propane, butane and pentanes plus as separate marketable commodities and their value as constituents of the natural gas stream. If the components are not extracted, they are sold as part of natural gas and generate revenue for their heating value at the prevailing natural gas price since ethane and extracted NGL components are sold at higher prices that reflect the value for each of the individual

commodities. In most cases the NGL recovered at natural gas processing and extraction plants in western Canada are delivered into a system of pipelines that collects and moves NGL to Fort Saskatchewan, Alberta or Sarnia, Ontario. NGL are used directly as an energy source and as feedstock for the petrochemical and crude oil refining industries. Ethane is the feedstock for ethylene production.

Extraction facility owners have the right to extract liquids from the natural gas stream, either directly as the owner of the gas, or through NGL extraction agreements. The typical commercial arrangement involves the ethane and NGL extraction plant owner contracting with an export delivery transporter on a gas transmission system for the right to extract the ethane and NGL from the transporter's natural gas. By removing ethane and NGL, the extraction plant is, in effect, extracting or shrinking a portion of the energy content of the shipper's natural gas. The extraction plant owner pays the transporter for the extracted energy or alternatively purchases a sufficient volume of natural gas from the market to replace the extracted energy, thereby keeping the transporter whole. This purchased gas is referred to as shrinkage or make-up gas. Extraction contract terms may be for firm or interruptible processing, and may vary from monthly to multi-year in length. Currently the majority of AltaGas' extraction agreements are multi-year term arrangements. Based on the results of the ERCB NGL Extraction Inquiry released in February 2009, the convention for obtaining extraction rights will change over the next three years, whereby the entitlement to the NGL within the common-stream natural gas transported on Alberta-regulated gas transmission pipelines will be transferred to receipt shippers rather than the export delivery transporters. AltaGas is developing a strategy to capitalize on opportunities related to the NGL Extraction Inquiry decision.

New Extraction Assets

The majority of the $55 million capital program at Harmattan was completed by the end of 2008. Approximately $8 million of the $55 million is expected to be spent by the end of second quarter 2009. The projects included capturing incremental throughput of approximately 30 to 40 Mmcf/d, thereby increasing the plant's effective throughput by 30 percent. The efficiency projects helped reduce fuel gas consumption and increased reliability. It is expected that the financial performance of Harmattan will increase by over 80 percent in 2009 with the benefit of these capital programs and no plant turnarounds. In 2009, an incremental $6 million will be spent to further enhance the revenue generation capability of the Complex. The additional funds will increase the fractionation capacity by 7,500 Bbls/d up to 35,000 Bbls/d. There will be no change in the raw inlet capacity of the facility, only an increase in throughput.

Description of Transmission Assets

AltaGas owns five natural gas transmission systems with combined transportation capacity of approximately 554 Mmcf/d and three NGL pipelines with combined capacity of 151,600 Bbls/d.

The Suffield System in southeastern Alberta accounted for 46 percent of transmission net revenue in 2008 and has capacity of 400 Mmcf/d (approximately 416,000 GJ/d). The majority of the Suffield System's capacity is currently contracted by EnCana through transport-or-pay, daily contract quantity commitments that will expire in 2022 and be renewable for one-year periods thereafter. Contractual volume commitments are expected to increase annually from approximately 370,000 GJ/d in 2008 to approximately 406,000 GJ/d in 2010 and will decline thereafter.

AltaGas acquired the EDS and the Joffre Feedstock Pipeline (JFP) with the acquisition of Taylor in January 2008. The EDS is used to transport ethylene, the main product produced by the NOVA Chemicals Joffre petrochemical complex, to industrial customers and storage facilities in the Edmonton and Fort Saskatchewan areas. The EDS is a 180-km, 12-inch diameter pipeline with capacity of 90,000 Bbls/d. The JFP transports NGLs from Fort Saskatchewan to the NOVA Chemicals Joffre petrochemical complex. JFP is a 180-km, 10-inch diameter pipeline with capacity of 50,000 Bbls/d. The EDS and JFP transportation agreements provide for a fixed transport-or-pay fee plus the full recovery of actual costs incurred for a term of 12 years to 2016 with provisions for extensions thereafter.

AltaGas owns and operates the majority of the Cold Lake natural gas transmission system, which consists of 39 receipt points and 36 delivery points (including four pipeline interconnects). The Kahntah pipeline transports natural gas from British Columbia to Alberta and is contracted on an annual basis. The Porcupine Hills pipeline in southwest Alberta is a single shipper NGL pipeline. The Summerdale and Battle Lake pipelines transport natural gas in central Alberta.

New Transmission Assets

AltaGas is investing a total of approximately $12.5 million to upgrade its EDS pipeline of which 80 percent was completed in 2008. The upgrade involves replacing approximately 12 km of 12-inch diameter pipeline with thicker-walled pipe to meet regulatory requirements associated with an increase in adjoining residential population density. AltaGas will receive a fixed, transport-or-pay fee and will have full cost recovery in operating the upgrade under cost-of-service arrangements similar to existing arrangements for the EDS pipeline. Construction began in fall 2008 and is expected to be completed by April 2009.

Financial Results

For the years ended December 31

($ millions)	**2008**	2007
Revenue	**430.1**	142.9
Net revenue	**176.2**	67.4
Operating and administrative expense	**65.1**	20.3
Amortization expense	**27.3**	8.0
Operating income	**83.8**	39.1

Operating Statistics

For the years ended December 31

	2008	2007
Extraction inlet gas processed (Mmcf/d)[1]	**801**	436
Extraction ethane volumes (Bbls/d)[1]	**24,795**	13,355
Extraction NGL volumes (Bbls/d)[1]	**12,242**	6,752
Total extraction volumes (Bbls/d)([1]	**37,037**	20,107
Frac spread – realized ($/Bbl)[1] [2]	**26.97**	21.38
Frac spread – average spot price ($/Bbl)[1]	**28.79**	22.48
Transmission volumes (Mmcf/d)[1] [3]	**379**	407

(1) *Average for the period.*

(2) *AltaGas reports an indicative frac spread or NGL margin, expressed in dollars per barrel of NGL, which is derived from Edmonton postings for propane, butane and condensate and the daily AECO natural gas price.*

(3) *Excludes NGL pipeline volumes.*

E&T Variance Analysis

Operating income in the E&T segment for 2008 was $83.8 million compared to $39.1 million in 2007. The primary contributors to the increase was the addition of new extraction and transmission facilities through the Taylor acquisition in January 2008, higher realized frac spreads and increased rates, partially offset by lower volumes processed at the extraction plants owned prior to January 2008. Plant turnarounds and a fire at the Harmattan Complex in 2008 resulted in lower operating income of approximately $8.5 million.

In 2008, average ethane and NGL volumes extraction increased primarily as a result of the addition of the Harmattan Complex, Younger Extraction Plant and the remaining 50 percent ownership in the Joffre Extraction Plant, partially offset by lower volumes processed at the extraction plants owned prior to January 2008. Transmission volumes decreased slightly in 2008 due to lower volumes on the Suffield system.

Net revenue in 2008 was $176.2 million, up substantially from $67.4 million in 2007. Net revenue increased by $111.5 million primarily as a result of the extraction and transmission assets acquired with Taylor, as well as $1.5 million due to higher realized

frac spreads, $0.9 million due to the Cold Lake Expansion completed in 2007 and $0.6 million due to increased transmission rates. These increases were partially offset by $2.3 million in lower volumes at the extraction plants owned prior to January 2008.

Operating and administrative expense in 2008 was $65.1 million compared to $20.3 million in 2007. The increase was mainly due to the costs incurred to operate the Taylor assets acquired in first quarter 2008. Included in operating expense is $4.1 million due to turnarounds and $0.5 million as a result of the fire at the Harmattan Complex.

Amortization expense in 2008 was $27.3 million compared to $8.0 million in 2007. The increase was due to the Taylor acquisition in January 2008.

Description of FG&P Assets

The FG&P segment consists of 76 gathering and processing facilities in 30 operating areas in western Canada and approximately 6,500 km of gathering lines upstream of processing facilities that deliver natural gas into downstream pipeline systems that feed North American natural gas markets.

The gathering systems move natural gas on behalf of producers from the wellhead to AltaGas processing facilities where impurities and certain hydrocarbon components are removed and the gas is compressed to meet the operating specifications of downstream pipeline systems that deliver gas to domestic and export energy markets. AltaGas focuses on owning and operating smaller, moveable natural gas processing facilities with processing capacity of under 50 Mmcf/d, which distinguishes it from most of its competitors in western Canada.

The FG&P segment's main business drivers are throughput, gathering and processing fees and operating costs. Throughput is impacted by new well tie-ins, reactivations, recompletions and well optimizations performed by producers and natural production declines in areas served by AltaGas' processing facilities.

New FG&P Assets

AltaGas plans to invest approximately $25 million on a sour gas expansion at its Pouce Coupe facility. Once completed, the expansion will add approximately 20 Mmcf/d of sour gas processing capability to the current 7 Mmcf/d of sweet gas processing capacity. The development is currently at the regulatory approval stage. Certain equipment required for the expansion is being redeployed from the Doris facility and other long-lead items have been purchased. Approximately 70 percent of the project costs are now firm.

Financial Results

For the years ended December 31 ($ millions)	2008	2007
Revenue	**154.4**	135.1
Net revenue	**143.9**	127.4
Operating and administrative expense	**95.4**	83.3
Amortization expense	**28.1**	25.9
Operating income	**20.4**	18.2

Operating Statistics

For the years ended December 31	2008	2007
Capacity (Mmcf/d)(1)	**1,172**	1,023
Throughput (gross Mmcf/d)(2)	**541**	527
Capacity utilization (%)(2)	**46**	52
Average working interest (%)(1)	**92**	91

(1) As at the end of the reporting period.

(2) Average for the period.

FG&P Variance Analysis

Operating income in the FG&P segment was $20.4 million in 2008 compared to $18.2 million in 2007. The increase was due to the contribution from new facilities, higher rates and other facility service revenues, partially offset by lower throughput, higher expenses and no income from the Ikhil Joint Venture which was sold in 2007.

Throughput in 2008 averaged 541 Mmcf/d compared to 527 Mmcf/d in 2007. The increase was primarily due to the acquisition of new plants and additional well tie-ins, partially offset by natural declines, lower producer activity, and scheduled and unscheduled plant outages.

Throughput volumes decreased 19 Mmcf/d in the North District due to general decline and plant turnaround at Rainbow Lake (6 Mmcf/d), lower volumes due to a fire on February 13, 2008 followed by a plant shutdown until May 9 at Clear Hills (4 Mmcf/d), general declines in Cold Lake (3 Mmcf/d) and Pouce Coupe operating areas and the sale of Ikhil (1 Mmcf/d), partially offset by increased volumes at Clear Prairie (3 Mmcf/d). Throughput volumes in the South District increased due to the acquisition of RET (55 Mmcf/d), a new plant at Acme (4 Mmcf/d) and higher volumes at Bonnie Glen (2 Mmcf/d). These increases were offset by combined volume declines at Bantry and Princess and some volumes being diverted due to a plant shut-in on February 12, 2008 at Princess (9 Mmcf/d), volume declines and lower tie-ins at Central Border (7 Mmcf/d) and Kirkpatrick (2 Mmcf/d), and volume declines at South Foothills (4 Mmcf/d) and Alder Flats (2 Mmcf/d).

Net revenue in the FG&P segment was $143.9 million in 2008 compared to $127.4 million in 2007. The increase was due to $17.6 million from new facilities, $6.8 million due to higher operating cost recoveries, $1.2 million from increased rates and higher other facility service revenues. These increases were partially offset by $6.8 million due to lower throughput resulting from volume declines, lower producer drilling activity and operational downtime, as well as $2.7 million from the sale of the Ikhil Joint Venture.

Operating and administrative expense in the FG&P segment in 2008 was $95.4 million compared to $83.3 million in 2007. The increase was mainly attributable to $9.0 million for new facilities and $4.2 million due to higher expenses primarily due to the Rainbow Lake turnaround, of which 77 percent were recovered. These increases were partially offset by $1.2 million in lower expenses from the sale of the Ikhil Joint Venture.

Amortization expense in the FG&P segment in 2008 was $28.1 million compared to $25.9 million in 2007. The increase was due to new and expanded facilities, partially offset by the sale of the Ikhil Joint Venture in 2007.

Description of Energy Management Business

The energy management business consists of providing energy consulting and supply management services and arranging gas and power supply for non-residential end-users. AltaGas' energy management services are provided under the brand name ECNG Energy and are supported by employees in: Burlington and Chatham, Ontario; Calgary, Alberta; and Vancouver, British Columbia.

The majority of the energy management fee-for-service revenue is based on one-to-three-year evergreen contracts. Fees are earned by providing advisory services, and arranging and managing supply on behalf of customers. These services allow customers to reduce exposure to gas and power price volatility and to match their energy supply requirements with their risk and budget objectives.

In the energy management business, AltaGas primarily enters into agency retainer agreements with clients under which it provides gas and electricity supply and price management advice to its customers. Under these agency agreements AltaGas, on behalf of its end-user customers, also purchases, manages and fixes the price of the client's natural gas and electricity purchases. AltaGas acts as agent on behalf of its customers and is generally not exposed to changes in the commodity prices.

Description of Gas Services Business

One of the key functions of the Energy Services segment is the support provided to AltaGas' infrastructure businesses. The gas services group contracts supply and shrinkage gas for AltaGas' extraction facilities. It also contracts and resells capacity on AltaGas transmission pipelines and provides gas control services to balance gas flows. Gas services markets gas for FG&P customers and in the process earns margins, manages credit exposure, and provides additional value-added services to AltaGas' producer customers. In addition, it contracts and manages gas for AltaGas' gas-fired power peaking plants.

In addition to supporting other operating segments within AltaGas, the gas services business identifies opportunities to buy and resell natural gas, market natural gas for producers and exchange, reallocate or resell pipeline capacity and storage to earn a profit. Net revenues from these activities are derived from low-risk opportunities based on transportation cost differentials between pipeline systems and differences in natural gas prices from one period to another. Fixed margins are earned by simultaneously locking in buy and sell transactions in compliance with AltaGas' credit and commodity risk policies. AltaGas also provides energy procurement services for large industrial and utility gas users, and manages the third-party pipeline transportation requirements for many of its gas marketing customers.

AltaGas' gas services business also includes transportation arrangements into the eastern Canadian markets and within Alberta in the form of gas exchange arrangements with AltaGas' gathering and processing customers. AltaGas markets or exchanges all of the volumes that flow through its Cold Lake and Summerdale pipeline systems. In a gas exchange transaction AltaGas receives natural gas from customers on an AltaGas system and delivers the gas to its customers on the TransCanada, ATCO or TransGas systems. By purchasing or exchanging gas on these pipeline systems and at other facilities, AltaGas has achieved positive margins while providing improved netbacks for producers.

Over several years, AltaGas had accumulated a portfolio of oil and natural gas production assets in connection with larger acquisitions of gathering and processing facilities. These oil and natural gas assets were sold in the second quarter of 2007.

New Energy Services Assets

The gas services business will manage AltaGas' 50 percent share of Sarnia Storage Pool Limited Partnership, which owns 5.3 Bcf of gas storage capacity and is currently anticipated to be in commercial operation by July 2009. Storage in the pool will be marketed on a fee-for-service basis to credit-worthy third parties. Market Hub Partners Management Inc., an affiliate of Spectra Energy Corp., has been contracted to manage the general partner of the limited partnership and operate the facility.

Financial Results

For the years ended December 31

($ millions)	**2008**	2007
Revenue	**1,058.7**	1,022.5
Net revenue	**14.1**	20.9
Operating and administrative expense	**12.7**	15.6
Amortization expense	**2.0**	3.3
Operating income	**(0.6)**	2.0

Operating Statistics

For the years ended December 31

	2008	2007
Energy management service contracts(1)	**1,711**	1,466
Average volumes transacted (GJ/d)(2)	**302,392**	388,217

(1) Active energy management service contracts at the end of the reporting period.

(2) Average for the period. Includes volumes marketed directly, volumes transacted on behalf of other operating segments, and volumes sold in gas exchange transactions.

Energy Services Variance Analysis

The Energy Services segment reported an operating loss of $0.6 million in 2008 compared to operating income of $2.0 million in 2007. The decrease was due to the $1.6 million gain reported on the sale of oil and natural gas production assets in second quarter 2007, lower fixed-price gas and transportation sales, declining volumes and a one-time cost for commissions paid to a trade association related to 2007. The decreases were partially offset by a one-time pricing adjustment and lower operating and administrative expenses.

Net revenue was $14.1 million in 2008 compared to $20.9 million in 2007. The decrease included $4.4 million from the sale of oil and natural gas assets in second quarter 2007 and $3.5 million due to lower fixed-price gas and transport sales and declining volumes, partially offset by a $0.8 million one-time pricing adjustment.

POWER BUSINESS

Description of Power Generation Assets

The power business comprises 392 MW of total power generation capacity in Alberta through a 50 percent ownership interest in the Sundance B PPAs and a capital lease for 25 MW of gas-fired power peaking capacity. In addition, gas-fired peaking plants have been installed with total generating capacity of 14 MW. The segment also includes a 25 percent interest in a 7-MW run-of-river hydroelectric generation facility in British Columbia acquired in January 2008 with the Taylor acquisition. The power business also includes a 102-MW wind farm in B.C. under construction and approximately 1,900 MW of renewable power under development.

PPAs were established in 1999 under Alberta's program of power industry deregulation. PPAs were created to separate ownership of the physical power generation assets from control of output. The 50 percent interest in the Sundance B PPAs provides AltaGas with the rights to a specified target level of 86 percent of the Sundance B plants' rated capacity and to ancillary services until December 31, 2020.

Results in the power business are largely driven by generator availability, hedge prices (for the portion of capacity that is hedged) and Alberta spot prices (for the portion of capacity that is not hedged). The relationship among production, spot prices and cost of sales is specified in the PPAs. Generally, AltaGas is compensated when power production is less than target levels, at a rate based on the previous month's RAPP. Similarly, if generation from the PPAs is above target, AltaGas is obligated to provide the owner of the generation facility financial compensation based on the difference between actual availability and target availability, multiplied by the RAPP. The financial exposure may be positive or negative depending on the difference between the current Alberta spot price and RAPP and between actual generation and the target. The majority of the cost of sales is the fixed costs and variable operating costs paid to the operator of the Sundance B facility, transmission costs and Alberta Power Pool trading charges. The price for coal purchased through the PPAs is based on pre-defined formulae tied to inflation, rather than the prevailing market price for coal.

AltaGas also leases, operates and maintains 25 MW of gas-fired peaking generation. The lease began in September 2004 and includes an option at the end of the initial term of 10 years to renew for a further 15 years or to purchase the assets. Construction was completed for an additional 14 MW of gas-fired peaking capacity, which increases the Trust's peaking capacity by 58 percent. The Energy Services segment manages the gas requirement for the peaking plants and the units are dispatched from the Edmonton extraction plant. This 39 MW of gas fired peaking capacity provides fuel diversity to AltaGas' power business and partial backstopping to outages at Sundance. In addition, due to their quick ramp up capability, the peaking plants provide revenue from the sale of energy and ancillary services.

New Power Assets

Construction of the 102-MW Bear Mountain Wind Park near Dawson Creek, British Columbia remains on schedule for completion in November 2009. Foundations to support turbine construction are complete and construction of the substation and powerlines is underway. AltaGas is financing the project, which is expected to cost approximately $200 million, through its credit facilities. The Bear Mountain Wind Park is backstopped by a 25-year electricity purchase agreement with BC Hydro. Bear Mountain Wind Park has retained the green attributes and renewable energy credits from the project and intends to sell them to provide an additional revenue stream to the project.

AltaGas entered into an engineering-procurement-construction (EPC) agreement with Enercon GmbH to supply and install the wind turbines. AltaGas has also entered into a long-term service agreement with Enercon to operate and maintain the wind turbines. Expenditures for the project were approximately $50 million in 2008 and are expected to be $135 million in 2009. AltaGas has paid 25 percent of the total euros required for the project and has hedged 90 percent of the remaining euro amounts, which are payable over time commencing in second quarter 2009.

Financial Results

For the years ended December 31 ($ millions)	2008	2007
Revenue	**223.5**	182.5
Net revenue	**129.0**	104.2
Operating and administrative expense	**3.7**	2.1
Amortization expense	**7.4**	7.5
Operating income	**117.9**	94.6

Operating Statistics

For the years ended December 31	2008	2007
Volume of power sold (GWh)	**2,623**	2,661
Average price received on the sale of power ($/MWh)	**84.51**	68.59
Alberta Power Pool average spot price ($/MWh)	**89.95**	66.84



Average Price Received by AltaGas
Daily Average Alberta Power Pool Price
$48.77
$54.59
$69.26
$68.59
$84.51
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2004
2005
2006
2007
2008

(1) *Chart truncated at $300.00; daily average Alberta power pool price reacted as high as $999.99/MWh.*

Power Generation Variance Analysis

Operating income in the power business for 2008 was $117.9 million compared to $94.6 million in 2007. The increase was due to higher prices received on both spot and hedged sales, higher contributions from peaking plants, an AESO deferral account settlement, and a gain from the sale of a power project under development, partially offset by higher PPA costs, higher transmission costs and higher costs to comply with Alberta's Specified Gas Emitters Regulation (SGER).

Net revenue for 2008 was $129.0 million compared to $104.2 million in 2007. The increase included $27.1 million due to higher prices received on higher hedged volumes, $9.7 million from higher prices received on spot sales, $2.7 million in higher contributions from the gas-fired peaking plants, $1.8 million from an AESO deferral account settlement and $1.6 million from the sale of a power development project. These increases were partially offset by $8.6 million due to a more favourable RAPP received in 2007 than in 2008, $5.3 million as a result of higher transmission costs, $3.2 million of higher costs incurred to comply with Alberta's SGER which came into effect in mid-2007 and $0.9 million in other variable costs.

Operating and administrative expense of $3.7 million in 2008 was higher than the $2.1 million reported in 2007, primarily due to operating and maintenance services AltaGas began providing to the leased peaking plants in March 2007, operating and maintenance costs incurred on the Bantry and Parkland generators, which came on-line in 2008, and administrative costs related to the development of run-of-river projects.

Amortization expense of $7.4 million in 2008 was similar to 2007.

CORPORATE

Description of Corporate Assets

The Corporate segment includes the cost of providing corporate services and general corporate overhead, investments in public and private entities and the effects of changes in the value of risk management assets and liabilities. Management makes operating decisions and assesses performance of its operating segments based on realized results and key financial metrics such as return on equity and return on capital without the impact of the volatility in commodity prices and foreign exchange rates. Management monitors the impact of mark-to-market accounting as part of the consolidated entity as risk is managed on a portfolio basis. Consequently, the impact of mark-to-market accounting on net income is reported and monitored in the Corporate segment.

Financial Results

For the years ended December 31 ($ millions)	**2008**	2007
Revenue	**1.9**	5.0
Unrealized gains on risk management	**11.0**	1.1
Net revenue	**12.9**	6.2
Operating and administrative expense	**42.8**	31.2
Amortization expense	**2.2**	2.3
Operating loss	**(32.1)**	(27.3)
Operating loss before unrealized gains on risk management	**(43.1)**	(28.4)

Corporate Variance Analysis

The operating loss for 2008 was $32.1 million compared to $27.3 million in 2007. The increased loss was due to higher operating and administrative costs and lower investment income from Taylor, partially offset by unrealized gains on risk management contracts.

Net revenue was $12.9 million for 2008 compared to $6.2 million in 2007. The increase was due to $9.9 million higher unrealized gains on risk management contracts, partially offset by lower investment income of $2.6 million from Taylor and $0.6 million in lower interest income.

Operating and administrative expense was $42.8 million in 2008 compared to $31.2 million in 2007. The increase was primarily due to higher compensation costs of approximately $7.0 million, higher information technology costs of approximately $2.5 million, $2.0 million of which is non-recurring, and higher rent of approximately $1.5 million.

Amortization expense for 2008 was similar to 2007.

Corporate Outlook

Excluding the impact of mark-to-market accounting, the operating loss for 2009 is expected to be similar to 2008. Operating and administrative expenses are expected to increase by approximately five percent but this is expected to be offset by lower costs related to business development activities which are borne by the operating segments in 2009.

The effects of risk management contracts are based on estimates relating to commodity prices and foreign exchange rates over time. The actual amounts will vary based on these drivers and management is therefore unable to predict the impact of financial instruments. However, the impact of the accounting standards is expected to be relatively low as the Trust uses financial instruments to manage exposure to commodity price fluctuations and to buy and sell gas and power with locked-in margins. The Trust does not execute financial instruments for speculative purposes.

INVESTED CAPITAL

During 2008, AltaGas acquired capital assets, long-term investments and other assets totalling $824.8 million, which included Taylor, AREI, ARELP and Bear Mountain, compared to $86.1 million in 2007. During 2008, the sale of excess equipment, the power development project and the reduction of the carrying value of the Trust's investment in Taylor prior to the acquisition resulted in a reduction of net invested capital of $62.1 million.

Net Invested Capital – Investment Type

Year ended December 31, 2008

($ millions)

	E&T	FG&P	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Capital assets	610.9	63.9	0.3	141.7	6.6	823.4
Long-term investments and other assets	–	–	–	0.7	0.7	1.4
	610.9	63.9	0.3	142.4	7.3	824.8
Disposals:						
Capital assets	(0.1)	(10.1)	–	(5.2)	–	(15.4)
Long-term investments and other assets	–	–	–	–	(48.2)	(48.2)
Net invested capital	610.8	53.8	0.3	137.2	(40.9)	761.2

Net Invested Capital – Investment Type

Year ended December 31, 2007
($ millions)

	E&T	FG&P	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Capital assets	5.0	29.1	9.8	22.0	2.3	68.2
Long-term investments and other assets	–	–	–	(0.5)	18.4	17.9
	5.0	29.1	9.8	21.5	20.7	86.1
Disposals:						
Capital assets	(0.3)	(15.9)	(30.2)	–	–	(46.4)
Long-term investments and other assets	–	–	–	–	–	–
Net invested capital	4.7	13.2	(20.4)	21.5	20.7	39.7

The Trust categorizes its invested capital into maintenance, growth and administration.

Maintenance capital expenditures were $3.7 million in 2008 compared to $5.7 million in 2007. Growth capital of $813.5 million was expended in 2008 (2007 – $56.2 million) which was largely composed of $592.0 million for the Taylor acquisition, $48.7 million for the Bear Mountain Wind Park, $53.9 million for extraction and transmission facilities, $29.6 million for field gathering and processing facilities, $80.0 million for renewable power projects, $9.0 million on the installation of the new power peaking equipment and $0.2 million for the development of the Sarnia storage. Administrative capital expenditures of $7.6 million in 2008 were significantly lower than the $24.2 million recorded in 2007. The decrease was due to $12.5 million recorded in 2007 as a result of accounting for the Trust's investment in Taylor from the equity to the cost method and reclassing the investment as available-for-sale and a $9.2 million promissory note received from the sale of oil and natural gas production assets in 2007. The growth capital has been financed through increased long-term debt.

Invested Capital – Use

Year ended December 31, 2008
($ millions)

	E&T	**FG&P**	**Energy Services**	**Power Generation**	**Corporate**	**Total**
Invested capital:						
Maintenance	**1.5**	**2.2**	–	–	–	**3.7**
Growth	**609.5**	**59.3**	**0.2**	**142.4**	**2.1**	**813.5**
Administrative	–	**2.3**	**0.1**	–	**5.2**	**7.6**
Invested capital	**611.0**	**63.8**	**0.3**	**142.4**	**7.3**	**824.8**

Invested Capital – Use

Year ended December 31, 2007
($ millions)

	E&T	FG&P	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Maintenance	1.7	4.0	–	–	–	5.7
Growth	3.3	23.3	9.3	21.5	(1.2)	56.2
Administrative	–	1.8	0.5	–	21.9	24.2
Invested capital	5.0	29.1	9.8	21.5	20.7	86.1

FINANCIAL INSTRUMENTS

The Trust is exposed to market risk and potential loss from changes in the value of financial instruments. AltaGas enters into financial derivative contracts to manage exposure to fluctuations in commodity prices, interest rates and foreign exchange rates, particularly in the power generation and E&T segments and with respect to interest rates on debt. During 2008, the Trust had positions in the following types of derivatives, which are also disclosed in Note 14 to the Consolidated Financial Statements:

Commodity Forward Contracts

The Trust executes gas, power, and other commodity forward contracts to manage its asset portfolio and lock-in margins from back-to-back purchase and sale agreements. In a forward contract, one party agrees to deliver a specified amount of an underlying asset to the other party at a future date at a specified price. The Energy Services segment transacts primarily on this basis.

Commodity Swap Contracts

The Trust executes fixed-for-floating power price swaps to manage its power asset portfolio. A fixed-for-floating price swap is an agreement between two counterparties to exchange a fixed price for a floating price. The Power Generation segment's results are significantly affected by the price of electricity in Alberta. AltaGas employs derivative commodity instruments for the purpose of managing the Trust's exposure to power price volatility. The Alberta Power Pool settles power prices on an hourly basis and prices ranged from $0/MWh to $999.99/MWh in 2008. The average spot price was $89.95/MWh 2008. AltaGas moderated the impact of this volatility on its business through the use of financial hedges on a portion of its power portfolio that management deemed optimal. The average price received for power by the Trust was $84.51/MWh in 2008.

NGL Frac Spread Hedges

The Trust executes fixed-for-floating frac spread swaps to manage its NGL frac spreads. The Extraction and Transmission segment's results are affected by fluctuations in frac spreads. At December 31, 2008, the Trust had NGL frac spread agreements for 2,800 Bbls/d at an approximate average price of $23/Bbl for the October to December 2008 period. The Trust has also entered into four NGL frac spread agreements for 2009 for a total of 2,800 Bbls/d and 2010 for a total of 700 Bbls/d at an average frac spread of approximately $27/Bbl. The average spot frac spread was $28.79/Bbl for 2008. The average frac spread received was $26.97/Bbl.

Interest Rate Forward Contracts

The Trust enters into interest rate swaps where cash flows of a fixed rate are exchanged for those of a floating rate. At December 31, 2008 the Trust had interest rate swaps with varying terms to maturity of $205 million. Including AltaGas' medium term notes (MTNs) and capital leases, the rate was fixed on 74 percent of AltaGas' debt.

Foreign Exchange Forward Contracts

Foreign exchange exposure created by transacting commercial arrangements in foreign currency is managed through the use of foreign exchange forward contracts whereby a fixed rate is locked in against a floating rate and option agreements whereby an option to transact foreign currency at a future date is purchased or sold. As at December 31, 2008, AltaGas had foreign exchange forward contracts for 62.7 million euros valued at $12.7 million expiring between four and nine months.

Bond Forward Contracts

To partially hedge against the risk of rising interest rates, the Trust entered into a $50 million bond forward contract with a Canadian chartered bank to lock in a five-year Government of Canada bond yield of approximately 3.28 percent. At December 31, 2008 the bond forward hedge had a negative fair market value position of $3.2 million.

The fair value of power, natural gas and NGL derivatives was calculated using estimated forward prices from published sources for the relevant period. The calculation of fair value of the interest rate derivatives used quoted market rates. The fair value of long-term debt was estimated based on discounted future interest and principal payments using estimated interest rates.

The Trust does not speculate on commodity prices and therefore does not engage in any commodity transactions that create incremental exposure or are based solely on expectations of future energy market price movements. Commodity transactions are used to lock-in margins, optimize underlying physical assets or reduce exposure to energy price movements.

AltaGas has a risk management group that reviews commodity and credit risk on a daily basis and has created and adheres to a conservative risk policy and hedging program.

Liquidity and Capital Resources

At this time AltaGas does not expect any currently known trend or uncertainty to affect the Trust's ability to access its historical sources of cash. Each of the Trust's credit facilities has a maturity date, on which date and absent replacement, extension or renewal, the indebtedness under the respective credit facility becomes repayable in its entirety. The earliest maturity date for the Trust's credit facilities is September 28, 2009. Subject to normal documentation requirements, the Trust has secured commitments of $250 million for a new revolving and term credit facility to replace the facility that was scheduled to mature on September 28, 2009.

Cash Flows

For the years ended December 31 ($ millions)	2008	2007
Cash from operations	**205.4**	183.3
Investing activities	**(433.0)**	(63.4)
Financing activities	**233.4**	(120.6)
Change in cash	**5.8**	(0.7)

Cash from Operations

Cash from operations reported on the Consolidated Statements of Cash Flows increased by 12 percent to $205.4 million in 2008 from $183.3 million in 2007. The increase in cash from operations was mainly due to higher earnings and a decrease in net change in working capital.

Working Capital

For the years ended December 31 ($ millions except current ratio)	2008	2007
Current assets	**389.2**	290.9
Current liabilities	**348.6**	274.5
Working capital	**40.6**	16.4
Current ratio	**1.12**	1.06

Working capital was $40.6 million at December 31, 2008 compared to $16.4 million at December 31, 2007. The working capital ratio was 1.12 at the end of 2008, consistent with year end 2007.

Investing Activities

Cash used for investing activities in 2008 was $433.0 million compared to $63.4 million in 2007. The increase in cash used for investing activities was due to the acquisition of Taylor, various renewable power projects under development, the construction of Bear Mountain Wind Park and growth projects in the gas business. Cash used for investing activities reflects the actual cash disbursed for investing activities and may not agree with the amounts in the invested capital sections of the MD&A due to the timing of the actual disbursement of funds and the fact that some acquisitions may be non-cash transactions.

Financing Activities

Cash from financing activities in 2008 was $233.4 million compared to cash used of $120.6 million in 2007. The increase was primarily due to $228.2 million of net increase in long-term debt and higher distributions paid, partially offset by proceeds from equity issuance under the DRIP and the equity issuance completed in June 2008.

Capital Resources

The use of debt or equity funding is based on AltaGas' capital structure which is determined by considering the norms and risks associated with each of its business segments. At December 31, 2008 AltaGas had total debt outstanding of $582.0 million, up from $220.7 million as at December 31, 2007. At December 31, 2008 the Trust had $200.0 million in MTNs outstanding and had access to prime loans, bankers' acceptances and letters of credit through bank lines totalling $750.0 million. At December 31, 2008 the Trust had drawn bank debt of $353.0 million and letters of credit outstanding of $70.9 million. The Trust acquired convertible debentures at a face value of $22.1 million through the Taylor acquisition. In 2008, $4.1 were redeemed for cash and $1.3 million was converted into Trust units. The fair value of the outstanding convertible debentures at December 31, 2008 was $16.7 million, which had a face value of $16.3 million.

Debt as a Percent of
Total Capitalization
%


60
40
20
0
04
05
06
07
08
42.6
36.0
33.4
27.4
37.8
Target Range

All of the borrowing facilities have financial tests and other covenants customary for these types of facilities, which must be met at each quarter end. AltaGas has been in compliance with these covenants each quarter since the establishment of the facilities.

AltaGas' target debt-to-total capitalization ratio is 40 to 45 percent. The Trust's debt-to-total capitalization ratio at December 31, 2008 was 37.8 percent, up from 27.4 percent at December 31, 2007 and up from 37.5 percent at the end of the third quarter 2008. The Trust's earnings interest coverage for the rolling 12 months ended December 31, 2008 was 6.2 times.

On August 8, 2007 AltaGas filed a Short Form Base Shelf Prospectus to facilitate the issuance of trust units or unsecured debt securities. This shelf has a life of 25 months and permits the Trust to issue up to an aggregate of $500 million of securities. On April 3, 2008 the Trust filed a prospectus supplement to the Short Form Base Shelf prospectus dated August 8, 2007. The supplement establishes AltaGas' MTN program and allows AltaGas to access the Canadian MTN market when appropriate. As of March 3, 2009, under this Short Form Base Shelf Prospectus, AltaGas has utilized approximately $215 million of the original $500 million available.

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities and are indicators of the likelihood of repayments and of the capacity and willingness of an entity to meet its financial commitment on an obligation in accordance with the terms of the obligation. Stability ratings are intended to convey the opinion of a rating agency in respect of the relative stability and sustainability of an entity's distribution stream when compared to other rated Canadian income trusts.

Credit Facilities

($ millions)	Borrowing Capacity	**Drawn at December 31 2008**	Drawn at December 31 2007
Demand operating facility	50.0	**2.8**	2.8
Letter of credit facility	75.0	**68.1**	61.7
Syndicated credit facility[1]	250.0	**100.0**	–
Syndicated operating credit facility[2]	375.0	**253.0**	10.0
	750.0	**423.9**	74.5

(1) *Eighteen month term facility maturing September 28, 2009, replaced in February 2009.*

(2) *Extendible revolving-term credit facility that can be extended beyond the current term date of September 30, 2010 for an additional year.*

At December 31, 2008 the Trust held a $75.0 million (December 31, 2007 - $75.0 million) unsecured three-year extendible revolving letter of credit facility with a Canadian chartered bank maturing on September 30, 2010. AltaGas may borrow up to $25.0 million by way of prime loans, U.S. base rate loans, LIBOR loans or bankers' acceptances on the letter of credit facility. Borrowings on the facility bear fees and interest at rates relevant to the nature of the draws made. At December 31, 2008 the Trust had letters of credit of $68.1 million (December 31, 2007 – $61.7 million) outstanding against the extendible revolving-term letter of credit facility and letters of credit of $2.8 million (December 31, 2007 – $2.8 million) outstanding against the demand operating facility.

CONTRACTUAL OBLIGATIONS

		Payments Due by Period			
December 31, 2008 ($ millions)	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Long-term debt	561.7	101.9	458.6	1.2	–
Capital leases	8.8	1.9	5.6	1.3	–
Operating leases	1,830.6	486.6	1,248.9	93.5	1.6
Purchase commitments	122.4	122.4	–	–	–
Total contractual obligations	2,523.5	712.8	1,713.1	96.0	1.6

AltaGas entered into a capital lease with Maxim Energy Group Ltd. for the right to 25 MW of gas-fired power peaking capacity and its related ancillary service and peaking sales revenues. The contract has a 10-year term commencing September 1, 2004 and includes an option at the end of the initial term to extend the term for a further 15 years or to purchase the assets. The net present value of the lease commitment at December 31, 2008 was $8.8 million (December 31, 2007 – $10.0 million) with the balance due in monthly payments comprising principal and interest of $0.2 million.

The Trust has long-term operating lease agreements for office space, office equipment and automotive equipment. The Trust also has purchase commitments for the development of the Bear Mountain Wind Park, including the purchase and installation of the wind turbines.

Other Commitments

Under the terms of a 1997 long-term gas supply contract the Trust is committed to supplying natural gas at prices ranging from $2.34/Mcf in 2007 to $2.40/Mcf by contract expiry in 2009. The Trust contracted with several producers to provide the volumes to fulfill this contract. One of those producers defaulted on its obligation under its gas supply contract in 1999, resulting in the delivery commitment for 2,845 Mcf/d being assumed by the Trust. In December 2006 the Trust entered into a fixed price contract with a third party supplier to fix the price of the gas supply related to the commitment until its expiry in October 2009.

CONTINGENT LIABILITIES

The Sundance B facility experienced an outage in mid December 2008 related to the failure of an induced draft fan. The failure reduced power outage by 50 percent. The facility operator has notified AltaGas that under the PPA it believes this event is a force majeure due to the High Impact Low Probability nature of the event. The impact of this event being a force majeure to AltaGas could be up to a $7.0 million charge to operating income, which is comprised of $1.5 million for 2008 and the remainder for 2009.

AltaGas management does not consider this to be a force majeure event. Mechanical failure has historically been treated as a maintenance issue, rather than a force majeure event. Management believes that the event is not a force majeure and accordingly has not recorded a charge to operating income.

RELATED PARTIES

The Trust sold $96.4 million of natural gas to, and incurred transportation costs of $0.5 million charged by, Utility Group in 2008 as part of the Trust's normal course of business. The Trust also paid management fees of $0.1 million to, and received management fees of $0.2 million, from Utility Group for administrative services. In addition, the Trust provided $0.4 million of operating services to Utility Group. The measurement of transactions between AltaGas and Utility Group is exchange value, to which both parties have agreed. The Trust holds significant influence over Utility Group given AltaGas' 19.6 percent ownership and AltaGas' Chairman and Chief Executive Officer is a director of Utility Group.

The Trust pays rent under a lease for office space and equipment to 2013761 Ontario Inc., which is owned by an employee. Payments of $88,000 were made in 2008 (2007 – $85,000) which is the exchange value of the property agreed to by both parties. The lease was extended for three years ending December 2011.

RATING AGENCIES

In July 2008 Standard & Poor's (S&P) changed its outlook for the Trust from stable to positive, citing as reasons the smooth integration of Taylor's assets into AltaGas' operations, AltaGas' commitment to preserving an acceptable balance sheet and the continued use of sound risk management policies applied to the commodity exposures.

In September 2008 Dominion Bond Rating Service (DBRS) changed its trend for the Trust from stable to positive, citing as reasons the smooth integration of Taylor's assets into the AltaGas operations, AltaGas' commitment to preserving an acceptable balance sheet and progress made in diversifying its earnings and cash flow.

TRUST UNIT INFORMATION

Under the terms of the restructuring of AltaGas into an income trust effective May 1, 2004, AltaGas Services Inc. (ASI) security holders exchanged their shares in ASI for Trust units and eligible security holders also received exchangeable units that are exchangeable into Trust units on a one-for-one basis. The exchangeable units are not listed for trading on an exchange.

Units Outstanding

At February 28, 2009 the Trust had 76.3 million trust units and 2.1 million exchangeable units outstanding and a market capitalization of $1.1 billion based on a closing trading price on February 27, 2009 of $13.65 per trust unit. At February 27, 2009 there were 2.9 million options outstanding and 668,263 options exercisable under the terms of the unit option plan.

DISTRIBUTIONS

AltaGas distributions are determined giving consideration to the ongoing sustainable cash flow as impacted by the consolidated net income, maintenance and growth capital expenditures and debt repayment requirements of the Trust. AltaGas has been able to sustain its distributions through cash from operations. In 2008, the Trust declared distributions of $147.1 million compared to cash from operations of $217.1 million (2007 – $118.6 million and $183.3 million respectively).

The Board of Directors of AltaGas General Partner Inc., delegate of the Trustee, increased the Trust's monthly cash distribution to $0.18 per unit ($2.16 per unit annualized) from $0.175 per unit ($2.10 per unit annualized) commencing with the September 15, 2008 distribution paid. This was AltaGas' fifth distribution increase since converting to a trust in May 2004, which together represent a 20 percent increase since inception. AltaGas pays cash distributions on the 15th day of each month to unitholders of record on the 25th day of the previous month or, in each case, the following business day if the payment or record date falls on a weekend or holiday.

The following table summarizes AltaGas' distribution declaration history since 2006:

Distributions

Years ended December 31 ($ per unit)	**2008**	2007	2006
First quarter	**0.525**	0.510	0.485
Second quarter	**0.525**	0.510	0.495
Third quarter	**0.535**	0.520	0.505
Fourth quarter	**0.540**	0.525	0.510
Distribution of shares[1]	–	0.076	–
Total	**2.125**	2.141	1.995

(1) On September 17, 2007 one share of Utility Group was issued for every 100 trust units and exchangeable units held on August 27, 2007.

Assuming a unit was held throughout 2008, for income tax purposes the Trust expects 87.7 percent of the total distributions declared in 2008 to be taxed as property income, 0.2 percent as dividend income and 12.1 percent as return of capital. For most unitholders, the return of capital amount will reduce the cost base of their Trust units for purposes of calculating the capital gains amount upon disposition of their units. Unitholders should seek independent tax advice in respect of the consequences to them of acquiring, holding and disposing of units.

CHANGES IN ACCOUNTING POLICIES

2008 Changes

Section 1535 Capital Disclosures

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new Canadian Institute of Chartered Accountants (CICA) Handbook Section 1535 "Capital Disclosures" requires the disclosure of qualitative and quantitative information about the Trust's objectives, policies and processes for managing capital. This new section is effective and has been applied to the Trust beginning January 1, 2008.

Section 3031 Inventories

Effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2008, the new CICA Handbook Section 3031 "Inventories" provides guidance on the determination of costs and their subsequent recognition as an expense, including any write-down to net realizable value. This section has been applied to the Trust beginning January 1, 2008.

Section 3862 Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new CICA Handbook Sections 3862 "Financial Instruments – Disclosures" and 3863 "Financial Instruments – Presentation" replaced Section 3861 to prescribe the requirements for presentation and disclosure of financial instruments. The objective of Section 3862 is to provide users with information to evaluate the significance of the financial instruments on the entity's financial position and performance, the nature and extent of risks arising from financial instruments, and how the entity manages those risks. The provisions of Section 3863 deal with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. These sections are effective for the Trust beginning January 1, 2008.

Future Accounting Changes

Section 3064 Goodwill and Intangible Assets

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2008, the new CICA Handbook Section 3064 "Goodwill and Intangible Assets" will replace Section 3062 "Goodwill and Other Intangible Assets" and Section 3450 "Research and Development Costs". This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets, including internally generated intangible assets. This new section is effective for the Trust beginning January 1, 2009.

Section 1582 Business Combinations

This section applies to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. The new CICA Handbook Section 1582 will replace Section 1581 "Business Combinations" establishing standards for the accounting for a business combination similar to those under International Financial Reporting Standards. Earlier adoption of this section is permitted.

Section 1601 Consolidated Financial Statements and Section 1602 Non-Controlling Interests

Effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2011, the new CICA Handbooks Sections 1601 and 1602 will replace Section 1600 "Consolidated Financial Statements". These sections establish standards for the preparation of consolidated financial statements and accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. Earlier adoption of this section is permitted as of the beginning of a fiscal year.

International Financial Reporting Standards (IFRS)

Canadian publicly-traded companies will be required to prepare their financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, for the financial years beginning on or after January 1, 2011. Effective January 1, 2011, AltaGas Income Trust will adopt IFRS as the basis for preparing its consolidated financial statements. Financial results for the quarter ended March 31, 2011 shall be prepared on an IFRS basis, with comparative data on an IFRS basis, including an opening balance sheet, as at January 1, 2010.

In order to meet the requirement to transition to IFRS, the Trust has established an enterprise-wide project and formed an executive steering committee with regular reporting to the Audit Committee. The project is supported by dedicated resources.

The transition plan is comprised of three phases: IFRS diagnostic assessment, implementation and education, and completion of information technology systems and business process changes. The diagnostic phase of the project has been completed. Based on these results there is likely to be a change to the accounting policies for capital assets and consolidation. It is also foreseen that extended MD&A disclosure and notes accompanying the financial statements will be required. Within the scope of the conversion process, the Trust will assess the impact on the key performance indicators from adopting IFRS, which affect compensation plans and the covenants within the loan arrangements. The project plan also includes a realignment of the CEO/CFO certification process based on changes in the accounting policies, systems and business processes.

Training of AltaGas' employees at all levels of the organization was initiated during 2008 and will continue until the conversion date.

Managerial decisions on the elective exemptions allowed under IFRS 1 (First Time Adoption of International Financial Reporting Standards and accounting policies) will be made during 2009. Management has not fully determined the impact of adopting IFRS on its financial statements, however, it should be noted that the current financial statements may be significantly different if presented in accordance with IFRS.

CRITICAL ACCOUNTING ESTIMATES

Since a determination of the value of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the Trust's Consolidated Financial Statements requires the use of estimates and assumptions which have been made using careful judgment. AltaGas' significant accounting policies are contained in the notes to the Consolidated Financial Statements. Certain of these policies involve critical accounting estimates as a result of the requirement to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

AltaGas' critical accounting estimates continue to be amortization expense, asset retirement obligations, asset impairment assessment and income taxes. The following section describes the critical accounting estimates and assumptions that AltaGas has made and how they affect the amounts reported in the Consolidated Financial Statements.

Amortization

AltaGas performs assessments of amortization of capital assets and energy services arrangements, contracts and relationships. When it is determined that assigned asset lives do not reflect the estimated remaining period of benefit, prospective changes are made to the depreciable lives of those assets. Oil and gas capitalized costs are depleted (amortized) to income on a unit-of-production basis over the estimated production life of proved reserves. Amortization is a critical accounting estimate because:

- There are a number of uncertainties inherent in estimating the remaining useful life of certain assets;
- There is also uncertainty related to assumptions about reserve quantities; and
- Changes in these assumptions could result in material adjustment to the amount of amortization that the Trust recognizes from period to period.

Asset Retirement Obligations and Other Environmental Costs

The Trust records liabilities relating to asset retirement obligations and other environmental matters. Asset retirement obligations and other environmental costs is a critical accounting estimate because:

- The majority of the asset retirement costs will not be incurred for a number of years (most are estimated between 2045 and 2060), requiring the Trust to make estimates over a long period of time;
- Environmental laws and regulations could change, resulting in a change in the amount and timing of expenses anticipated to be incurred; and
- A change in any of these estimates could have a material impact on the Trust's Consolidated Financial Statements.

Asset Impairment

AltaGas reviews long-lived assets and intangible assets with finite lives whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability is determined based on an estimate of undiscounted cash flows, and measurement of an impairment loss is determined based on the fair value of the assets. This is a critical accounting estimate because:

- It requires management to make assumptions about future cash inflows and outflows over the life of an asset, which are susceptible to changes from period to period due to changing information available related to the determination of the assumptions; and
- The impact of recognizing an impairment may be material to the Trust's Consolidated Financial Statements.

With respect to impairment assessment, management has made fair-value determinations related to goodwill, estimating future cash flows as well as appropriate discount rates. The estimates have been applied consistent with prior periods.

Income Taxes

The Trust and its Canadian subsidiaries are (in addition to local tax rules applicable to their foreign subsidiaries) subject to a regime of specialized rules prescribed under the Income Tax Act (Canada) for purposes of determining the amount of the Trust's and its subsidiaries' income that will be subject to tax in Canada. Accordingly, the determination of the Trust's and its subsidiaries' provision for income taxes involves the application of these complex rules in respect of which alternative interpretations may arise. Management of the Trust and its subsidiaries recognize that interpretations they may make in connection with tax filings may ultimately differ from those made by the tax authorities. Tax planning may allow the entities to record lower income taxes in the current year and, as well, income taxes recorded in prior years may be adjusted in the current year to reflect management's best estimates of the overall adequacy of the provisions.

Substantial future income tax assets are recognized in the Consolidated Financial Statements of the Trust. The recognition of future tax assets depends on the assumption that future earnings will be sufficient to realize the deferred benefit. The amount of the future tax asset or liability recorded is based on management's best estimate of the timing of the realization of the assets or liabilities.

If management's interpretation of tax legislation differs from that of local tax authorities or if timing of reversals is not as anticipated, the provision for income taxes could increase or decrease in future periods. See Note 12 to the Consolidated Financial Statements.

Pension Plans and Post-Retirement Benefits

The determination of pension plan obligations and expense is based on a number of actuarial assumptions. Two critical assumptions are the expected long-term rate of return on plan assets and the discount rate applied to pension plan obligations. For post-retirement benefit plans, which provide for certain health care premiums and life insurance benefits for qualifying retired employees and which are not funded, critical assumptions in determining post-retirement obligations and expense are the discount rate and the assumed health care cost-trend rates. Notes 2 and 21 to the Consolidated Financial Statements include information on the assumptions used for the purposes of recording the funding status of the plans and the associated expenses.

OFF-BALANCE-SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, or a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support or engages in leasing, hedging or research and development services with the Trust.

DISCLOSURE AND INTERNAL CONTROLS

Management of the Trust is responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal controls over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings". The objective of this instrument is to improve the quality, reliability and transparency of information that is filed or submitted under securities legislation.

The Chief Executive Officer and the Chief Financial Officer have designed, with the assistance of the Trust's employees, DC&P and ICFR to provide reasonable assurance that material information is made known to them; is reported on a timely basis; financial reporting is reliable; and financial statements prepared for external purposes are in accordance with Canadian GAAP.

The Chief Executive Officer and the Chief Financial Officer have evaluated, with the assistance of the Trust's employees, the effectiveness of AltaGas' DC&P and ICFR and based on that evaluation have concluded DC&P and ICFR were effective on December 31, 2008. There have been no changes in AltaGas' ICFR during the period beginning on January 1, 2008 and ended on December 31, 2008 that have materially affected, or are reasonably likely to materially affect ICFR.

SUBSEQUENT EVENTS

Acquisition of Glenridge Wind Development Project

On January 7, 2009 AltaGas acquired the Glenridge wind development project for $2.2 million. The development assets are located near Medicine Hat, Alberta and are expected to provide AltaGas with the potential to develop approximately 100 MW of wind power generation.

Financing

On January 27, 2009 AltaGas entered into an agreement with a syndicate of underwriters, co-led by TD Securities Inc. and Clarus Securities Inc. under which the underwriters agreed to purchase from AltaGas and sell to the public 6,100,000 trust units at a purchase price of $16.50 per unit. On February 10, 2009 AltaGas announced the closing of the offering resulting in gross proceeds of approximately $100 million. The net proceeds from the offering will be used to reduce indebtedness. The offering forms part of a comprehensive debt and equity financing plan which includes the equity offering, as well as a new syndicated revolving and term credit facility. The new facility replaces the Trust's $250 million, 18-month credit facility expiring in September 2009.

Investment in Magma Energy Corp.

On January 15, 2009 AltaGas invested $10 million to acquire approximately a five percent equity position in Magma Energy Corp. (Magma), a private company focused on the exploration, development and operation of geothermal energy projects. AltaGas also received the right to acquire a direct interest in certain future geothermal projects developed or acquired by Magma. Magma currently owns and operates an 8-MW geothermal energy plant in Nevada as well as a portfolio of geothermal exploration and development projects in the western United States, Argentina, Chile, Nicaragua and Peru.

FOURTH QUARTER HIGHLIGHTS

Financial results in fourth quarter 2008 were higher than the same quarter 2007 as net income increased by 25 percent. The gas business results represented strong operating performance from the increased asset base due to the acquisition of Taylor in January 2008. The power business also delivered strong results in the fourth quarter from higher power prices reflecting the impact of the Trust's disciplined hedging strategy, as well as higher spot prices.

Net income for the three months ended December 31, 2008 was $39.6 million ($0.55 per unit – basic) compared to $31.8 million ($0.55 per unit – basic) for the same period in 2007. Excluding the after-tax gain of $6.1 million related to risk management contracts, net income for fourth quarter was $33.5 million ($0.47 per unit – basic). Excluding a $6.1 million non-cash tax recovery due to reduced federal tax rates enacted in fourth quarter 2007, net income for fourth quarter 2007 was $25.7 million ($0.44 per unit – basic).

In fourth quarter 2008, operating income across all segments increased 87 percent to $54.1 million from $28.9 million.

Operating income from the gas business was $25.0 million in fourth quarter 2008 compared to $16.4 million in same quarter 2007. Operating income increased primarily due to the larger energy infrastructure asset base as a result of the Taylor acquisition in January 2008, new facilities in the FG&P segment and higher rates, partially offset by natural declines in certain FG&P operating areas. In the FG&P segment, planned downtime at Bantry and operational issues at Rainbow Lake resulted in $1.5 million impact on operating income.

In the power business, operating income was $32.5 million in fourth quarter 2008 compared to $20.4 million in fourth quarter 2007. Operating income increased due to higher prices, lower PPA costs and higher contributions from gas-fired peaking plants, partially offset by higher transmission costs. In fourth quarter, the power segment reported approximately $1.0 million in non-recurring repair costs related to the peaking plants.

The operating loss in the corporate segment decreased primarily due to unrealized gains in the fair value of risk management contracts, partially offset by lower investment income and higher general and administrative costs due to the Taylor acquisition, overall escalating costs and higher costs to support the growth of the Trust.

On a consolidated basis, net revenue for the fourth quarter 2008 was $125.8 million compared to $76.4 million in same quarter 2007. In the gas business, net revenue increased due to additional extraction, processing and transmission facilities and higher operating cost recoveries. These increases were partially offset by natural declines in certain FG&P areas. In the power business, net revenue increased due to higher prices received on both spot sales and hedged volumes, lower PPA costs and higher contributions from gas-fired peaking plants, partially offset by higher transmission costs. In addition, an unrealized gain of $9.6 million on the fair value of risk management contracts increased net revenue.

Operating and administrative expense for fourth quarter 2008 was $54.9 million, up from $36.2 million in same quarter in 2007. The increase was primarily a result of new and expanded facilities in the gas business and increased costs to support the growth of the Trust and overall escalating costs. The corporate segment reported approximately $2.0 million in non-recurring costs related to technology support for the organization.

Amortization expense for fourth quarter 2008 was $16.8 million compared to $11.4 million in the same quarter last year. The increase was due to the additional facilities acquired in 2008.

Interest expense for fourth quarter 2008 was $8.1 million compared to $2.9 million in same quarter 2007. The increase was due to higher average debt balances of $581.6 million in the fourth quarter of 2008 compared to $218.6 million for the same period in 2007 and higher average interest rates period-over-period. The average effective interest rate was 6.3 percent in fourth quarter 2008 compared to 5.5 percent for fourth quarter 2007 due to the Trust unwinding a bond-forward hedge and recording incremental interest expense of approximately $2.0 million.

Income tax expense in fourth quarter 2008 was $6.4 million compared to income tax recovery of $5.8 million in the same period 2007. The increase was primarily due to $6.1 million related to the lower federal corporate income tax rates enacted in 2007, $3.2 million due to unrealized gains on risk management contracts, $1.5 million due to true up of tax asset estimates and $1.4 million due to differences in earnings.

SENSITIVITY ANALYSIS

The following table illustrates the anticipated effects of possible economic and operational changes on AltaGas' expected 2009 net income.

Factor Share	Increase or Decrease	Increase or Decrease in Net Income per Unit
Gathering and Processing volumes	5 Mmcf/d	0.013
Gathering and Processing operating margin per Mcf	1 cent /Mcf	0.024
Alberta electricity prices(1)	$1/MWh	0.006
Natural gas liquids fractionation spread(2)	$1 per Bbl	0.006
Interest rates	25 bps	0.004

(1) *Based on 70 percent of PPA volumes being hedged.*

(2) *Based on 60 percent of frac spread exposed NGL volumes being hedged.*

SUMMARY OF CONSOLIDATED RESULTS FOR THE EIGHT MOST RECENT QUARTERS

($ millions)	**Q4-08**	Q3-08	Q2-08	Q1-08	Q4-07	Q3-07	Q2-07	Q1-07
Net revenue[1]	**125.8**	122.7	117.3	110.7	76.4	88.2	80.1	79.3
Operating income[1]	**54.1**	50.7	37.0	47.6	28.9	37.5	31.2	29.0
Net income	**39.6**	53.5	32.9	37.6	31.8	31.4	21.1	24.6

($ per unit)	**Q4-08**	Q3-08	Q2-08	Q1-08	Q4-07	Q3-07	Q2-07	Q1-07
Net income								
Basic	**0.55**	0.75	0.49	0.58	0.55	0.54	0.37	0.43
Diluted	**0.56**	0.75	0.49	0.57	0.55	0.54	0.37	0.43
Distributions declared[2]	**0.54**	0.535	0.525	0.525	0.525	0.52	0.51	0.51

(1) *Non-GAAP financial measure. See Non-GAAP Financial Measures.*

(2) *Excludes the special distribution issuance of one common share of Utility Group for every 100 trust units held on August 27, 2007, valued at $0.076 per unit.*

Identifiable trends in AltaGas' business in the past eight quarters reflect: the organization's internal growth; acquisitions; a favourable business environment; including generally increasing power prices in Alberta; higher frac spreads and asset dispositions.

Significant items that impacted individual quarterly earnings were as follows:

- In second quarter 2007 the Trust recorded a $6.5 million future tax expense as a result of new tax legislation included in Bill C-52, SIFT, which was substantially enacted by the Government of Canada. This non-cash charge to earnings relates to the temporary differences between the accounting and tax basis of AltaGas' assets and liabilities;
- In fourth quarter 2007 a $6.1 million non-cash future income tax benefit was recorded as a result of the substantive enactment of a reduction in the federal corporate income tax rates;
- In first quarter 2008 the Taylor acquisition was completed for total consideration of $455.2 million, of which $256.3 million was cash consideration and $198.9 million was for units issued. Results in first quarter 2008 increased as a result of the Taylor acquisition; and
- In third quarter 2008, AltaGas recognized an income tax recovery of $13.8 million related to reduced future income tax liability due to lower effective tax rates resulting from the reorganization of legal entities within the Trust's structure.

management's responsibility for financial statements

Management recognizes that it is responsible for the preparation of the Consolidated Financial Statements and is satisfied that these statements have been prepared using Canadian generally accepted accounting principles and are within reasonable limits of materiality. The internal controls and systems of AltaGas Income Trust (AltaGas or the Trust) are designed to provide reasonable assurance that the Trust's assets are safeguarded and to facilitate the preparation of relevant, reliable and timely information. Independent auditors have been engaged by the Trust to examine the Consolidated Financial Statements. The Consolidated Financial Statements are approved by the Board of Directors after considering the recommendation of the Audit Committee. The Audit Committee of the Board of Directors is composed of directors who are not officers or employees. The Consolidated Financial Statements and MD&A are discussed and reviewed by the Audit Committee with management and the independent auditors before such information is approved by the Committee and recommended to the Board of Directors for approval. The Board of Directors, on the recommendation of the Audit Committee, has approved the Consolidated Financial Statements in this report.

DAVID W. CORNHILL
Chairman and Chief Executive Officer of
AltaGas General Partner Inc.,
delegate of the Trustee of AltaGas Income Trust
February 25, 2009

DEBORAH S. STEIN
Vice President Finance and Chief Financial Officer of
AltaGas General Partner Inc.,
delegate of the Trustee of AltaGas Income Trust
February 25, 2009

Auditors' Report

TO THE UNITHOLDERS OF ALTAGAS INCOME TRUST

We have audited the consolidated balance sheets of AltaGas Income Trust as at December 31, 2008 and 2007 and the consolidated statements of income and accumulated earnings, comprehensive income and accumulated other comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of AltaGas Income Trust as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst + Young LLP

ERNST & YOUNG, LLP
Chartered Accountants

February 24, 2009
Calgary, Canada

CONSOLIDATED BALANCE SHEETS

As at December 31

($ thousands)

	2008	2007
ASSETS		
Current assets		
Cash and cash equivalents	$ 18,304	$ 12,451
Accounts receivable	220,280	191,879
Inventory	775	130
Customer deposits	24,017	24,369
Risk management (note 14)	118,166	52,308
Other current assets	7,705	9,714
	389,247	290,851
Capital assets (note 4)	1,436,686	682,322
Energy arrangements, contracts and relationships (note 5)	138,913	95,716
Goodwill (note 6)	143,840	18,260
Risk management (note 14)	37,131	21,056
Long-term investments and other assets (note 7)	17,744	64,509
	$ 2,163,561	$ 1,172,714
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 198,232	$ 177,802
Distributions payable to unitholders	12,943	10,167
Short-term debt (note 8)	4,493	3,551
Current portion of long-term debt (note 9)	1,363	1,234
Customer deposits	24,017	24,369
Deferred revenue	2,777	1,718
Risk management (note 14)	82,832	46,345
Other current liabilities	21,927	9,321
	348,584	274,507
Long-term debt (note 9)	559,412	215,949
Asset retirement obligations (note 11)	41,708	18,811
Future income taxes (note 12)	211,256	58,229
Risk management (note 14)	22,644	17,582
Convertible debentures (note 10)	16,682	–
Other long-term liabilities	5,833	2,948
	1,206,119	588,026
Unitholders' equity (notes 15, 16 and 17)	957,442	584,688
	$ 2,163,561	$ 1,172,714

Commitments and contingency (notes 8, 9, 14, 19, 21 and 26)

See accompanying notes to the Consolidated Financial Statements.

Approved by the Board of Directors of AltaGas General Partner Inc. on behalf of AltaGas Income Trust:

DAVID W. CORNHILL
Director

ROBERT B. HODGINS
Director

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED EARNINGS

For the years ended December 31 ($ thousands except per unit amounts)	2008	2007
REVENUE		
Operating	**$ 1,803,928**	$ 1,422,242
Unrealized gain on risk management (note 14)	**10,986**	1,115
Other	**1,881**	5,037
	1,816,795	1,428,394
EXPENSES		
Cost of sales	**$ 1,340,318**	$ 1,104,399
Operating and administrative	**220,131**	150,297
Amortization:		
Capital assets	**57,075**	39,477
Energy arrangements, contracts and relationships	**9,903**	7,614
	1,627,427	1,301,787
Interest expense (notes 8, 9 and 14)		
Short-term debt	**2,632**	491
Long-term debt	**24,767**	11,394
Income before income taxes	**161,969**	114,722
Income tax expense (recovery) (note 12)		
Current income tax	**2,328**	297
Future income tax	**(3,930)**	5,631
Net income	**163,571**	108,794
Accumulated earnings, beginning of year	**510,412**	401,618
Accumulated earnings, end of year	**$ 673,983**	$ 510,412
Net income per unit (note 18)		
Basic	**$ 2.38**	$ 1.90
Diluted	**$ 2.36**	$ 1.89
Weighted average number of units outstanding (thousands) (notes 16 and 18)		
Basic	**68,813**	57,382
Diluted	**69,704**	57,420

See accompanying notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME

For the years ended December 31

($ thousands)	**2008**	2007
Net income	**$ 163,571**	$ 108,794
Other comprehensive income (loss), net of tax		
Unrealized net gain on available-for-sale financial assets	**–**	17,902
Unrealized net gain on derivatives designated as cash flow hedges	**20,560**	7,051
Reclassification of available-for-sale financial assets as a result of business acquisition	**(17,873)**	–
Reclassification to net income of net gain on derivatives designated as cash flow hedges pertaining to prior periods	**1,686**	4,850
	4,373	29,803
Comprehensive income	**$ 167,944**	$ 138,597
Accumulated other comprehensive income, beginning of year	**$ 27,169**	$ –
Adjustment resulting from adoption of new financial instrument accounting standards	**–**	(2,634)
Other comprehensive income, net of tax	**4,373**	29,803
Accumulated other comprehensive income, end of year	**$ 31,542**	$ 27,169

See accompanying notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31 ($ thousands)	2008	2007
Cash from operations		
Net income	$ 163,571	$ 108,794
Items not involving cash:		
Amortization	66,978	47,091
Accretion of asset retirement obligations (note 11)	2,302	1,474
Unit-based compensation	387	553
Future income tax expense (recovery) (note 12)	(3,930)	5,631
(Gain) loss on sale of assets (notes 24 and 25)	(2,045)	57
Equity income	(1,388)	(2,274)
Distributions from equity investments	291	1,490
Unrealized gain on risk management (note 14)	(10,986)	(1,115)
Goodwill impairment (note 6)	100	–
Other	1,801	1,199
Asset retirement obligations settled (note 11)	(744)	(346)
Net change in non-cash working capital (note 20)	(10,891)	20,725
	205,446	183,279
Investing activities		
Increase (decrease) in customer deposits	352	(8,065)
Decrease in note receivable	6,500	5,100
Acquisition of capital assets	(143,928)	(65,065)
Disposition of capital assets	15,618	9,759
Acquisition of long-term investments and other assets	(311,493)	(5,567)
Disposition of long-term investments and other assets	–	412
	(432,951)	(63,426)
Financing activities		
Increase in short-term debt	942	3,551
Net issuance (repayment) of revolving long-term debt	233,985	(146,708)
Issuance of long-term debt	–	100,000
Repayment of long-term debt	(5,792)	(1,204)
Distributions to unitholders	(144,348)	(118,061)
Net proceeds from issuance of units	144,071	41,794
Net proceeds from issuance of warrants (note 15)	4,500	–
	233,358	(120,628)
Change in cash and cash equivalents	5,853	(775)
Cash and cash equivalents, beginning of year	12,451	13,226
Cash and cash equivalents, end of year	$ 18,304	$ 12,451

See accompanying notes to the Consolidated Financial Statements.

notes to the consolidated financial statements

(Tabular amounts and amounts in footnotes to tables are in thousands of dollars unless otherwise indicated.)

1. STRUCTURE OF ALTAGAS INCOME TRUST

AltaGas Income Trust (AltaGas or the Trust) is an unincorporated open-ended investment trust governed by the laws of Alberta and created pursuant to a Declaration of Trust dated March 26, 2004. The Trust indirectly holds all of the assets, liabilities and businesses formerly held by AltaGas Services Inc. (ASI).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These Consolidated Financial Statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). Significant accounting policies are summarized below:

Basis Of Presentation

These Consolidated Financial Statements include the accounts of AltaGas Income Trust and all of its wholly owned subsidiaries, and its proportionate interests in various partnerships and joint ventures. Transactions between the Trust and its wholly owned subsidiaries and the proportionate interests are eliminated on consolidation.

Changes In Accounting Policies

Effective January 1, 2008 the Trust adopted the new Canadian Institute of Chartered Accountants (CICA) Handbook accounting requirements for Section 1535 "Capital Disclosures", Section 3031 "Inventories", Section 3862 "Financial Instruments –Disclosures" and Section 3863 "Financial Instruments – Presentation". In accordance with the transitional provisions for these new standards, these policies were adopted prospectively without restatement of prior periods.

Capital Disclosures

CICA Handbook Section 1535 "Capital Disclosures" requires the disclosure of qualitative and quantitative information about the Trust's objectives, policies and processes for managing capital, which has been provided in note 13.

Inventories

Inventory consists of materials and supplies and natural gas liquids (NGL) product held for sale. All inventories are valued at the lower of cost and net realizable value. Cost is assigned using a weighted average cost formula. The adoption of this standard did not have a material impact on the Consolidated Financial Statements of the Trust.

Financial Instruments

CICA Handbook Section 3862 "Financial Instruments – Disclosures" and Section 3863 "Financial Instruments – Presentation" replace Section 3861 "Financial Instruments – Disclosure and Presentation" effective January 1, 2008 for the Trust. Section 3862 requires the disclosure of information to allow users to evaluate the significance of the financial instruments on the entity's financial position and performance and the nature and extent of risks arising from financial instruments and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The additional information to comply with these standards is disclosed in note 14.

Significant Accounting Policies

Business Combinations

All business combinations are accounted for using the purchase method. Under the purchase method assets and liabilities of the acquired entity are recorded at fair value. The excess of the purchase price over the fair value of the assets and liabilities acquired is recorded as goodwill.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and balances with banks and investments in money market instruments with original maturities of less than three months.

Customer Deposits

Cash deposited by customers under the terms of natural gas and power agency arrangements is invested in short-term deposits with a Canadian chartered bank. These funds are restricted and are not available for general use by the Trust. The corresponding liability is classified as customer deposits within current liabilities.

Capital Assets and Amortization

Capital assets are recorded at cost plus interest incurred during the construction period to finance long-term construction projects. Repairs and maintenance costs are expensed in the period incurred.

The Trust amortizes the cost of capital assets, net of salvage value, on a straight-line basis based on the estimated useful life of the assets.

Extraction and Transmission (E&T)	
Extraction and transmission assets	15 – 40 years
Field Gathering and Processing (FG&P)	
Gathering and processing assets	15 – 25 years
Other assets	1 – 5 years
Energy Services	
Energy services assets	19 years
Other assets	1 – 7 years
Power Generation	
Assets under capital lease	10 years
Power generation assets	20 years
Corporate	
Other assets	1 – 5 years

Leases are classified as either capital or operating. Leases which transfer substantially all the benefits and risks of ownership of property to AltaGas are accounted for as capital leases. Assets under capital lease are accounted for as assets and are amortized on a straight-line basis over the lease term. The capital lease obligations reflect the present value of future lease payments. The finance element of the lease payments is charged to income over the term of the lease. Commitments to repay the principal amounts arising under capital lease obligations are included in current liabilities to the extent that the amount is repayable within one year; otherwise the principal is included as a long-term liability.

Energy Arrangements, Contracts, Relationships and Amortization

Energy arrangements, contracts and relationships are recorded at cost, which was fair value at the time of purchase, and are amortized on a straight-line basis over their term or estimated useful life:

Sundance B Power Purchase Arrangements (PPAs)	19 years
Natural gas and power marketing contracts	18 – 49 months
Energy services relationships	15 years
E&T contracts	10 – 20 years

AltaGas owns 50 percent of two Sundance B PPAs through its interest in the ASTC Power Partnership (ASTC). ASTC is committed to purchasing all of the power from the two 353-MW capacity Sundance B generating units. The investment in the PPAs and the corresponding revenue and expenses thereunder are recorded on a proportionate basis. Acquisition of the Sundance B PPAs required a capital outlay to acquire. The Trust is obligated to make payments to the owners of the underlying generating units over the remaining terms of the PPAs to December 31, 2020. Such amounts are recorded as cost of sales as incurred. Revenue from the sale of the committed power is recorded based on target generator availability.

The natural gas and power marketing contracts are the rights and obligations to buy and sell fixed volumes of natural gas and power at contracted prices. Revenue and expenses are recorded when product is delivered.

Energy services relationships were purchased along with substantially all of the assets and liabilities of iQ2 Power Corp., PremStar Energy Canada Ltd. (re-named AltaGas Energy Limited Partnership subsequent to acquisition), ECNG Canada Ltd. and Energistics Group Inc., and are recorded at fair value and amortized on a straight-line basis commencing with the expiration of the related short-term marketing contracts over the 15-year expected useful life of the relationships.

The E&T contracts were acquired through the acquisition of Taylor NGL Limited Partnership (Taylor) and are recorded at fair value and amortized on a straight-line basis over the average expected life of the contracts.

Financial Instruments

All financial instruments, including derivatives, are included on the Consolidated Balance Sheets initially at fair value. The financial assets are classified as held-for-trading, held-to-maturity, loans and receivables, or available-for-sale. Financial liabilities are classified as held-for-trading or other financial liabilities. Subsequent measurement is determined by classification.

Held-for-trading financial assets and liabilities are entered into with the intention of generating a profit and consist of swaps, options and forwards. These financial instruments are initially accounted for at their fair value and changes to fair value are recorded in income. Held-to-maturity financial assets are accounted for at their amortized cost using the effective interest method. The Trust does not have any held-to-maturity financial instruments. Loans and receivables are accounted for at their amortized cost using the effective interest method. The available-for-sale classification includes non-derivative financial assets that are designated as available-for-sale or are not included in the other three classifications. Available-for-sale instruments are initially accounted for at their fair value and changes to fair value are recorded through other comprehensive income (OCI). Income earned from these investments is included in Revenue.

Other financial liabilities not classified as held-for-trading are accounted for at their amortized cost, using the effective interest method.

Derivatives embedded in other financial instruments or contracts (the host instrument) are recorded separately and are measured at fair value if the economic characteristics of the embedded derivative are not closely related to the host instrument, the terms of the embedded derivative are not the same as those of a stand alone derivative and the total contract is not held-for-trading or accounted for at fair value. Changes in fair value are included in income. All derivatives, other than those that meet the expected

purchase, sale or usage requirements exception, are carried on the Consolidated Balance Sheets at fair value. The Trust used January 1, 2003 as the transition date for identifying embedded derivatives. The Trust has not identified any embedded derivatives that need to be recorded as separate derivatives.

Hedges

As part of its asset and liability management, the Trust uses derivatives to reduce its exposure to commodity price, interest rate and foreign exchange risk. The Trust designates certain derivatives as hedges and prepares documentation at the inception of the hedging contract. The Trust performs an assessment at inception and during the term of the contract to determine if the derivative used as a hedge is effective in offsetting the risks in the values or cash flows of the hedged item. All derivatives are initially recorded at fair value and adjusted to fair value at each reporting date.

The effective portion of changes in the fair value of cash flow hedges is recognized in OCI. Ineffective portions and amounts excluded from effectiveness testing of hedges are included in income. Gains or losses from cash flow hedges that have been included in accumulated other comprehensive income are included in net income when the underlying transaction has occurred or is likely not to occur. The Trust has hedged certain future cash flows over a range of periods to a maximum of nine years.

Comprehensive Income and Equity

The Trust's financial statements include a Consolidated Statement of Comprehensive Income and Accumulated Other Comprehensive Income which consists of earnings and the effective portion of changes in unrealized gains and losses related to available-for-sale assets and cash flow hedges. In addition, the Trust presents separately in its unitholders' equity note the changes for each of its components of unitholders' equity. Accumulated other comprehensive income, and a one-time transition adjustment have been added to the Trust's unitholders' equity as a result of the implementation of this standard.

Goodwill

Goodwill represents that portion of the purchase price on acquisition which was in excess of the fair value of the net assets acquired. Goodwill is not subject to amortization but is tested at least annually for impairment by comparing the fair value of the reporting unit with its book value. If the carrying value of the reporting unit exceeds fair value, the implied fair value of goodwill is determined. Any excess of the carrying value of goodwill over its implied fair value is recorded as an impairment charge to income.

Long-Term Investments and Other Assets

Investments in entities in which AltaGas has the ability to exercise significant influence are accounted for by the equity method. Other long-term investments are recorded at cost and designated as available-for-sale. Available-for-sale assets are initially accounted for at their fair value with changes to fair value recorded through OCI.

Development Costs

The Trust expenses development costs as incurred unless such development costs meet certain criteria related to technical, market and financial feasibility for capitalization. Development costs are examined annually to ensure capitalization criteria are still met. When the criteria that previously justified the deferral of costs are no longer met, the unamortized balance is taken as a charge to income in the period when this determination is made. Development costs are amortized based on the expected period and pattern of benefit, beginning at the commencement of commercial operations.

Asset Retirement Obligations

The Trust recognizes asset retirement obligations in the period in which the legal obligation is incurred and a reasonable estimate of fair value can be determined. The associated asset retirement costs are capitalized as part of the carrying amount of the asset and are depreciated over the estimated useful life of the asset. The liability is increased due to the passage of time over the estimated period until the settlement of the obligation, with a corresponding charge to operating and administrative expense in the Consolidated Statements of Comprehensive Income and Accumulated Other Comprehensive Income.

Revenue Recognition

The E&T segment recognizes extraction revenue at the time the product or service is delivered and transmission revenue is recorded as the services are rendered. The FG&P segment recognizes revenue as the services are rendered. The Energy Services segment recognizes revenue at the time the product or service is delivered. The Power Generation segment recognizes revenue based on target generator availability in accordance with the Sundance B PPAs and at the time the product or service is delivered for all other power generation.

Realized gains and losses from risk management activities related to commodity prices are recognized in the related segment revenues when the related sale occurs or when the underlying financial asset or financial liability is removed from the Consolidated Balance Sheets. Unrealized gains and losses in respect of fair value changes to the Trust's risk management activities are recorded as revenue based on the related mark to market calculations at the end of the reporting period in the Corporate segment.

Transaction Costs Related to Financial Instruments

Transaction costs related to the acquisition of held for trading financial assets and liabilities are expensed as incurred. For financial instruments classified as other than held for trading transaction costs attributable to the acquisition or issue of the financial asset or liability are added to the initial carrying amount of the financial instrument and recognized in earnings using the effective interest method.

Foreign Currency Translation

Monetary assets and liabilities denominated in a foreign-currency are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated at the exchange rate in effect at the transaction date. Revenues and expenses are converted at the average exchange rate applicable to the period. Any foreign exchange gain or loss resulting from the translation is recognized in operating and administrative expenses.

Recognition Date

AltaGas uses the settlement date for transactions. Any difference in value between the trade and settlement date for third-party transactions will be recognized on the balance sheet and in net income or in OCI as appropriate.

Effective Interest Method

The Trust uses the effective interest method to calculate the amortized cost of a financial asset or liability and to allocate the interest income or expense over the relevant period. The effective interest rate is the rate that exactly discounts the estimated cash flows associated with the instrument over the expected life of the financial instrument, or where appropriate a shorter period, to the net carrying amount of the financial asset or liability.

Unit-Based Compensation Plans

The Trust follows the fair value method of accounting for Trust unit options granted during the year. Unit options are valued at the date of the grant and recognized as compensation expense over the vesting period of the options. Consideration received by the Trust on exercise of the option rights is credited to unitholders' capital.

AltaGas has a Mid-Term Incentive Plan in which participants receive phantom units requiring settlement of cash payments. During the graded vesting period, compensation expense is recognized using the liability method and is recorded as operating and administrative expense over the vesting period. A change in value of the vested phantom units is recognized in the period the change occurs.

Pension Plans and Post-Retirement Benefits

The cost of defined benefit pension plans and post-retirement benefits is actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. The current service cost is the sum of the individual current service costs and the accrued benefit obligation is the sum of the accrued liabilities for all participants.

For purposes of calculating the expected return on plan assets, those assets are valued at fair value. The cumulative net actuarial gain or loss at the beginning of the year in excess of 10 percent of the greater of the accrued benefit obligation and the fair value of plan assets is amortized on a straight-line basis over the average remaining service life of the active employees. The average remaining service period of the active members covered by the defined benefit pension plans is 12.9 years. Transitional obligations are being amortized on a straight-line basis over the remaining service life of active employees. Past service costs resulting from plan amendments are amortized on a straight-line basis over the average remaining service life of active employees for the respective plan.

Income Taxes

The Trust is a taxable entity under the Income Tax Act (Canada) and its income that is not paid or payable to the unitholders is taxable in a particular taxation year. Prior to 2007 the Trust allocated all of its Canadian taxable income to the unitholders in accordance with its Trust indenture and met the requirements of the Income Tax Act (Canada) applicable to the Trust. Accordingly, no provision for Canadian income tax expense was made for the Trust.

On June 22, 2007 the Specified Investment Flow-through (SIFT) tax received royal assent, creating a new tax to be applied to distributions from certain income trusts and partnerships, including AltaGas, effective January 1, 2011. On December 14, 2007 reduced tax rates were enacted and are to be applied to distributions at the tax rates of 29.5 percent and 28.0 percent effective January 1, 2011 and 2012, respectively.

Based on the amount of the Trust's temporary differences that were anticipated to reverse after January 1, 2011, the Trust had recorded a SIFT future income tax expense and future income tax liability for the year ended December 31, 2007. This non-cash expense had no immediate impact on cash flows. Temporary differences occur when the book carrying value of AltaGas' assets and liabilities for accounting purposes differs from the amounts attributed to these same assets and liabilities for tax purposes. A tax rate of nil was applied to any temporary differences reversing before 2011.

In 2008 the partnership in which the temporary differences for SIFT tax purposes resided were moved under an operating subsidiary, with the result the SIFT future tax liability was replaced by a future tax liability at corporate tax rates.

The anticipated amount and timing of reversals of temporary differences will be dependent on the Trust's actual results, distributions and actual acquisition and disposition of assets and liabilities and restructuring within the Trust. As a result, a change in estimates or assumptions could materially affect the estimate of the future tax liability.

Income taxes are calculated in the subsidiary companies of the Trust using the liability method of tax accounting. Under this method, future income tax assets and liabilities are determined based on differences between the book carrying value and the tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that are anticipated to be in effect in the periods in which the differences are expected to be settled or realized. GAAP requires these future income tax liabilities to be recognized in the Consolidated Financial Statements.

Related Party Transactions

Transactions with related parties that are conducted in the normal course of operations and non-routine transactions have been recorded at the exchange amount.

Per Unit Information

Basic net income per unit is calculated on the basis of the weighted average number of trust and exchangeable units outstanding during the period. Diluted net income per unit is calculated as if the proceeds obtained upon exercise of options were used to purchase units at the average market price during the period plus the trust units issuable on conversion of outstanding convertible debentures and warrants. Diluted net income is increased by the interest on the convertible debentures and decreased by the accretion on the convertible debentures.

Use of Estimates and Measurement Uncertainty

The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the period. Key areas where management has made complex or subjective judgments, when matters that are inherently uncertain include but are not limited to; amortization; asset impairment; litigation; environmental and asset retirement obligations; financial instruments; pensions plans and other post-retirement benefits; unit-based compensation; and income taxes. By their nature, these estimates are subject to measurement uncertainty and may impact the Consolidated Financial Statements of future periods.

Convertible Debentures

Convertible debentures are recorded at fair value upon acquisition, less the amount attributed to the conversion feature, which is included as part of unitholders' equity. The difference between the fair value and the principal amount is charged to income on an effective yield basis.

Warrants

Warrants are recorded at fair value, deemed to be the gross proceeds upon issue, and are included as part of unitholders' equity.

Future Accounting Changes

Section 3064 "Goodwill and Intangible Assets"

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2008, the new CICA Handbook Section 3064 will replace Section 3062 "Goodwill and Other Intangible Assets" and Section 3450 "Research and Development Costs". This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets including internally generated intangible assets. This new section is effective for the Trust beginning January 1, 2009 and is not expected to have a material impact on the Consolidated Financial Statements.

Section 1582 "Business Combinations"

This section applies to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. The new CICA Handbook Section 1582 will replace Section 1581 "Business Combinations" establishing standards for the accounting for a business combination that will more closely resemble those under International Financial Reporting Standards. Earlier adoption of this section is permitted. The section is not expected to have a material impact on the Consolidated Financial Statements.

Section 1601 "Consolidated Financial Statements" and Section 1602 "Non-Controlling Interests"

Effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2011, the new CICA Handbooks Section 1601 and Section 1602 will replace Section 1600 "Consolidated Financial Statements". These sections establish standards for the preparation of consolidated financial statements and accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. Earlier adoption of this section is permitted as of the beginning of a fiscal year. Management has not fully determined the impact of adopting this standard.

International Financial Reporting Standards (IFRS)

Canadian publicly-traded companies will be required to prepare their financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, for the financial years beginning on or after January 1, 2011. Effective January 1, 2011, AltaGas will adopt IFRS as the basis for preparing its consolidated financial statements. Financial results for the quarter ended March 31, 2011 shall be prepared on an IFRS basis, with comparative data on an IFRS basis, including an opening balance sheet, as at January 1, 2010. Management has not fully determined the impact of adopting IFRS on its financial statements; however, it should be noted that the current financial statements may be significantly different if presented in accordance with IFRS.

3. BUSINESS ACQUISITIONS

Acquisition of Taylor NGL Limited Partnership

On January 10, 2008 AltaGas Holding Limited Partnership No. 1 (AltaGas LP #1) acquired all of the outstanding limited partnership units of Taylor (other than the Taylor units already owned by AltaGas and its affiliates). Taylor participated in the energy business through ownership of NGL extraction plants, natural gas processing assets and two NGL pipelines. It also had an interest in a 7-MW run-of-river hydroelectric generation plant.

AltaGas offered Taylor unitholders $11.20 in cash or 0.42 units of AltaGas per unit of Taylor, subject to maximum aggregate limits of $245.0 million in cash and 8.0 million Trust units, including up to approximately 1.9 million exchangeable units. Prior to closing the acquisition, $27.9 million of Taylor convertible debentures were redeemed, increasing Taylor units outstanding by 2.7 million. The aggregate purchase price was $593.6 million, including $256.3 million of cash and 7.7 million Trust units (including 0.2 million exchangeable units) valued at $198.9 million for all the outstanding units not previously owned by AltaGas, assumed debt and convertible debentures of $132.5 million and $5.9 million in transaction costs. The value of the Trust units issued was determined based on the weighted average market price between two days preceding and two days subsequent to November 11, 2007, the date the offer had been agreed upon and announced.

The following table summarizes the total consideration and the estimated fair value of the assets acquired and liabilities assumed at January 10, 2008. The allocation of the purchase price is as follows:

Total consideration for 100% of Taylor		
Cost of 8.9% investment in Taylor originally owned by AltaGas		$ 23,156
Purchase price for the remaining 91.1% of Taylor units		
Cash consideration	$ 256,281	
Units	198,861	
Estimated transaction costs	5,884	
Equity portion of Taylor convertible debentures	2,127	463,153
Total consideration		$ 486,309
Purchase price allocation for 100% of Taylor		
Assets acquired		
Current assets	$ 30,584	
Capital assets	592,030	
Energy arrangements, contracts and relationships	53,100	
Goodwill (note 6)	125,680	
Long-term investments and other assets	4,640	806,034
Less liabilities assumed		
Current liabilities	27,549	
Long-term debt	110,423	
Convertible debentures	22,171	
Asset retirement obligations	18,741	
Future income taxes	135,320	
Future employee obligations	2,542	
Risk management	2,979	319,725
		$ 486,309

At the date of acquisition, AltaGas accounted for its investment in Taylor using the cost method. As a result, the investment in Taylor was designated as available-for-sale and was measured at fair value with the changes in fair value recorded in OCI. As of January 10, 2008 Taylor was included in AltaGas' Consolidated Financial Statements.

AltaGas drew on its available credit facility to finance the cash consideration of $256.3 million for the Taylor acquisition.

Acquisition of Power Projects Under Development

On July 31, 2008 AltaGas acquired NovaGreen Power Inc. (re-named AltaGas Renewable Energy Inc.) a wholly-owned subsidiary of NovaGold Resources Inc., for $35 million on closing with an additional $3.75 million on completion of certain conditions. AltaGas Renewable Energy Inc. is developing the Forrest Kerr run-of-river hydroelectric project in northwest B.C., which is expected to have capacity of 195 MW. AltaGas Renewable Energy Inc. is also pursuing three other development projects, all within the same region as Forrest Kerr with additional potential combined run-of-river hydroelectric capacity of approximately 130 MW.

On August 15, 2008 AltaGas acquired GreenWing Energy Management Ltd.'s 45 percent interest in GreenWing Energy Development Limited Partnership (re-named AltaGas Renewable Energy Limited Partnership) for $12.3 million. As a result, the Trust now owns 100 percent of AltaGas Renewable Energy Limited Partnership. The portfolio of wind assets includes 600 MW in mature stage development and a planned future 900 MW in early-stage development.

4. CAPITAL ASSETS

		2008			2007	
	Cost	**Accumulated Amortization**	**Net Book Value**	Cost	Accumulated Amortization	Net Book Value
Extraction and Transmission						
E&T assets	**$ 871,042**	**$ (70,590)**	**$ 800,452**	$ 255,810	$ (46,078)	$ 209,732
Field Gathering and Processing						
FG&P assets	**619,465**	**(174,797)**	**444,668**	569,944	(148,297)	421,647
Other assets	**6,856**	**(3,434)**	**3,422**	4,416	(2,161)	2,255
Energy Services						
Energy services assets	**11,042**	**(1,173)**	**9,869**	9,693	(896)	8,797
Other assets	**935**	**(569)**	**366**	2,018	(156)	1,862
Power Generation						
Capital lease (note 9)	**13,798**	**(6,119)**	**7,679**	13,798	(4,596)	9,202
Power generation assets	**158,881**	**(72)**	**158,809**	22,013	–	22,013
Corporate						
Other assets	**25,485**	**(14,064)**	**11,421**	19,230	(12,416)	6,814
	$1,707,504	**$ (270,818)**	**$1,436,686**	$ 896,922	$ (214,600)	$ 682,322

Interest capitalized on long-term capital construction projects for the year ended December 31, 2008 was $3.2 million (2007 – $0.8 million). At December 31, 2008 the Trust had spent approximately $188.1 million (2007 – $42.6 million) on capital projects under construction that were not yet subject to amortization.

In January 2008 the Trust completed the acquisition of Taylor (note 3), which resulted in the increase to the E&T and the FG&P assets.

5. ENERGY ARRANGEMENTS, CONTRACTS AND RELATIONSHIPS

	2008			2007		
	Cost	**Accumulated Amortization**	**Net Book Value**	Cost	Accumulated Amortization	Net Book Value
Energy services E&T arrangements and contracts	**$ 168,171**	**$ (46,228)**	**$ 121,943**	$ 115,071	$ (37,717)	$ 77,354
Energy services relationships	**20,892**	**(3,922)**	**16,970**	20,892	(2,530)	18,362
	$ 189,063	**$ (50,150)**	**$ 138,913**	$ 135,963	$ (40,247)	$ 95,716

The amortization of the energy services relationships began in 2006 upon expiration of the corresponding short-term marketing contracts.

In January 2008 the Trust completed the acquisition of Taylor (note 3), which resulted in the majority of additions since December 31, 2007.

6. GOODWILL

	2008	2007
Balance, beginning of year	**$ 18,260**	$ 18,260
Acquisition (note 3)	**125,680**	–
Goodwill impairment	**(100)**	–
Balance, end of year	**$ 143,840**	$ 18,260

Through its annual goodwill impairment testing in 2008 AltaGas determined that the fair value of an investment in a business ancillary to the FG&P segment was less than the book value and reduced the carrying value by $0.1 million.

7. LONG-TERM INVESTMENTS AND OTHER ASSETS

	2008(1)	2007
Equity accounted investments in publicly-traded entities	**12,660**	11,813
Cost accounted investments in publicly-traded entities	**–**	44,746
Equity accounted investments in private entities	**4,366**	–
Deferred development costs	**–**	7,242
Warrants	**286**	286
Other	**432**	422
	$ 17,744	$ 64,509

(1) Excludes the purchase of Taylor and power projects under development (note 3).

At December 31, 2008 the quoted market value of the holdings of publicly-traded entities was approximately $7.7 million (December 31, 2007 – $54.2 million).

The Trust accounts for its interests in AltaGas Utility Group Inc. (Utility Group) and Boston Bar Limited Partnership as equity investments.

At the date of acquisition, AltaGas accounted for its investment in Taylor as a financial instrument. As a result, the investment in Taylor was designated as available-for-sale and was measured at fair value with the changes in fair value recorded in OCI. As of January 10, 2008 Taylor was included in AltaGas' Consolidated Financial Statements (note 3).

In 2006 the Trust formed the Bear Mountain Wind Limited Partnership (BMWLP) with Aeolis Wind Power Corporation and the AltaGas Renewable Energy Limited Partnership (ARELP) with GreenWing Energy Management Ltd. In 2007 the Trust acquired 100 percent ownership of BMWLP and in 2008 acquired 100 percent ownership of ARELP. Through BMWLP and ARELP, the Trust invested $3.8 million in 2007 in the development of wind power projects. In 2008 construction began on BMWLP and deferred development costs were moved to capital assets and amortization will occur based on the expected period and pattern of benefit in compliance with the Trust's accounting policy.

In 2007 AltaGas sold Cedar Energy Partnership in exchange for a $12 million promissory note and received 1 million warrants of the purchaser, each of which will allow AltaGas to subscribe for and purchase one fully paid and non-assessable common share in the capital of the purchaser for a three-year term ending June 1, 2010. At December 31, 2008 nil balance (December 31, 2007 – $6.5 million) of the promissory note was included in other current assets.

8. SHORT-TERM DEBT

At December 31, 2008 the Trust held a $50.0 million (December 31, 2007 – $50.0 million) unsecured demand revolving operating credit facility with a Canadian chartered bank. Draws on the facility bear interest at the lender's prime rate or at the bankers' acceptance rate plus a stamping fee. At December 31, 2008 the Trust had no prime loans (December 31, 2007 – $0.7 million) and letters of credit of $2.8 million (December 31, 2007 – $2.8 million) outstanding against the facility.

The prime lending rate at December 31, 2008 was 3.5 percent (December 31, 2007 – 6.0 percent).

9. LONG-TERM DEBT

	2008	2007
Credit facilities	**$ 353,000**	$ 8,000
Medium-term notes	**200,000**	200,000
Capital lease obligations	**8,800**	10,034
Other long-term debt	**1,282**	–
Unamortized deferred financing	**(2,307)**	(851)
	560,775	217,183
Less current portion	**1,363**	1,234
	$ 559,412	$ 215,949

Credit Facilities

At December 31, 2008 the Trust held a $375.0 million (December 31, 2007 – $300.0 million) unsecured extendible revolving three-year credit facility with a syndicate of Canadian chartered banks. Borrowings on the facility can be by way of prime loans, U.S. base rate loans, LIBOR loans, bankers' acceptances or documentary credits. Borrowings on the facility have fees and interest at rates relevant to the nature of the draw. On September 30, 2007 AltaGas negotiated the extension of the maturity of this facility to September 30, 2010.

On March 31, 2008 the Trust negotiated a new $250.0 million unsecured 18-month credit facility with a syndicate of Canadian chartered banks that matures on September 28, 2009 (see note 29 for description of replacement credit facility). Borrowings on the facility can be by way of prime loans, U.S. base rate loans, LIBOR loans or bankers' acceptances. Borrowings on the facility bear fees and interest rates relevant to the nature of the draw.

At December 31, 2008 the Trust had drawn $353.0 million (December 31, 2007 – $8.0 million) against the facilities. The average rate on the Trust's bankers' acceptances at December 31, 2008 was 3.1 percent (December 31, 2007 – 5.2 percent).

Medium-term Notes

On April 29, 2005 AltaGas filed a Universal Shelf Prospectus pursuant to which the Trust may issue up to an aggregate of $500 million of trust units and debt securities over a 25-month period. AltaGas filed a prospectus supplement on August 23, 2005 establishing AltaGas' medium-term note (MTN) program.

On August 30, 2005 $100.0 million of 4.41 percent senior unsecured MTNs were issued. The notes mature on September 1, 2010, with interest payable semi-annually.

On January 19, 2007 AltaGas issued a further $100.0 million of senior unsecured MTNs. The notes carry a coupon rate of 5.07 percent and mature on January 19, 2012.

Letter of Credit Facility

At December 31, 2008 the Trust held a $75.0 million (December 31, 2007 – $75.0 million) unsecured three-year extendible revolving-term letter of credit facility with a Canadian chartered bank maturing on September 30, 2010. AltaGas may borrow up to $25.0 million by way of prime loans, U.S. base rate loans, LIBOR loans or bankers' acceptances on the letter of credit facility. Borrowings on the facility bear fees and interest at rates relevant to the nature of the draw made. At December 31, 2008 the Trust had letters of credit of $68.1 million (December 31, 2007 – $61.7 million) outstanding against the extendible revolving-term letter of credit facility.

Capital Lease Obligation

On September 1, 2004 the Trust entered into a 10-year capital lease for 25 MW of gas-fired power peaking capacity with an option to extend the term for an additional 15 years. The lease has payment commitments as follows, excluding the extended term option:

2009	$ 1,878
2010	1,878
2011	1,878
2012	1,878
2013	1,878
Thereafter	1,254
	10,644
Less imputed interest at 6.85%	1,844
Present value of minimum lease payments	8,800
Less current portion	1,316
	$ 7,484

Interest expense on capital leases was $0.6 million in 2008 (2007 – $0.7 million).

10. CONVERTIBLE DEBENTURES

On January 10, 2008 AltaGas assumed a principal amount of $22.1 million of 5.85 percent convertible debentures through the acquisition of Taylor. The debentures mature on September 10, 2010, with interest payable semi-annually on September 10 and March 10 of each year. Prior to maturity, the debentures may be converted into trust units at the option of the holder at a conversion price of $24.64 per trust unit.

The Trust may redeem the convertible debentures prior to September 10, 2009 in whole or in part at a price equal to their principal amount plus accrued and unpaid interest, if any, provided the current market price of the Trust units on the date notice is given is not less than 125 percent of the conversion price, subject to adjustment in certain events. After September 10, 2009 and prior to the convertible debentures' maturity, the Trust may redeem the convertible debentures at a price equal to their principal amount plus accrued and unpaid interest, if any. The Trust can elect to pay interest on the debentures by issuing trust units.

	2008
Balance, beginning of year	$ –
Fair value of convertible debentures (note 3)	**22,171**
Accretion	**(18)**
Conversion to Trust units	**(1,317)**
Redeemed for cash	**(4,154)**
Balance, end of year	**$ 16,682**

11. ASSET RETIREMENT OBLIGATIONS

	2008	2007
Balance, beginning of year	**$ 18,811**	$ 23,350
New obligations	**18,741**	423
Obligations settled	**(744)**	(346)
Obligations disposed	**(219)**	(4,006)
Revision in estimated cash flow	**2,817**	(2,084)
Accretion expense	**2,302**	1,474
Balance, end of year	**$ 41,708**	$ 18,811

AltaGas estimates the undiscounted cash required to settle the asset retirement obligations at December 31, 2008 was $244.3 million (December 31, 2007 – $52.4 million). The asset retirement obligations have been recorded in the Consolidated Financial Statements at estimated values discounted at rates between 5.6 percent and 8.3 percent and are expected to be incurred between 2010 and 2060. The majority of the costs are expected to be incurred between 2045 and 2060. No assets have been legally restricted for settlement of the estimated liability.

12. INCOME TAXES

Taxation of the Trust

Payments received by the Trust in the form of interest, distributions or other income from its subsidiaries are taxable income to the Trust. The Trust is entitled to deduct, for income tax purposes, its costs and its distributions to unitholders. Since it distributes all of its income to unitholders, the Trust is not expected to be liable for income taxes currently.

On June 22, 2007 the Specified Investment Flow-through (SIFT) tax received royal assent, creating a new tax to be applied to distributions from certain income trusts and partnerships, including AltaGas, effective January 1, 2011. Based on the amount of the Trust's temporary differences that were anticipated to reverse after January 1, 2011, the Trust recorded a future income tax expense of $5.4 million (including $0.1 million expense in respect of financial instruments) and a future income tax liability in the same amount for the year ended December 31, 2007. This non-cash expense related to temporary differences between the accounting and tax basis of AltaGas' assets and liabilities held in partnerships and had no immediate impact on cash flows. A tax rate of nil was applied to any temporary differences reversing before 2011.

In 2008 the partnership in which the temporary differences resided were moved under an operating subsidiary, with the result the Trust recorded a SIFT future tax expense of nil at December 31, 2008 and the SIFT future tax liability was replaced by a future tax liability at corporate tax rates.

Taxation of the Operating Subsidiaries

Incorporated operating subsidiaries of the Trust are subject to tax in the same manner as any other corporation. Operating subsidiaries are generally not expected to pay significant taxes either currently or in the foreseeable future under existing tax legislation.

Consolidated Tax Position

The tax provision recorded in the Consolidated Financial Statements differs from the amount computed by applying the combined Canadian federal and provincial income tax statutory rates to income before tax as follows:

	2008	2007
Income before taxes – consolidated	**$ 161,969**	$ 114,722
Financial instruments – net	**(10,986)**	(1,115)
Income before financial instruments and taxes	**150,983**	113,607
Income from AltaGas Income Trust distributed to unitholders	**(134,849)**	(92,544)
Income before income taxes – operating subsidiaries	**16,134**	21,063
Statutory income tax rate (%)	**29.50**	32.12
Expected taxes at statutory rates	**4,760**	6,765
Add (deduct) the tax effect of:		
SIFT tax additions (reversal)	**–**	5,365
Financial instruments	**3,357**	1,561
Rate reductions applied to future income tax liabilities	**(11,347)**	(7,256)
Permanent differences between accounting and tax basis of assets and liabilities	**373**	294
Non-taxable portion of capital gains on disposition of assets and investments	**–**	(1,634)
Other	**1,255**	833
Income tax provision (recovery)		
Current	**2,328**	297
Future	**(3,930)**	266
Future SIFT	**–**	5,365
	$ (1,602)	$ 5,928
Effective income tax rate (%)	**(0.99)**	5.17

The amount shown on the Consolidated Balance Sheets as future income tax liabilities represents the net differences between the tax basis and book carrying values on the Trust's balance sheets at substantively enacted tax rates.

As at December 31, future income taxes were composed of the following:

	2008	2007
Capital assets	**$ 162,680**	$ 31,101
Deferred debt charges	**(60)**	53
Unit issue costs	**(679)**	(635)
Partnerships	**37,010**	26,878
Deferred compensation	**(3,890)**	(2,092)
Financial instruments	**16,260**	2,973
Other	**(65)**	(49)
	$ 211,256	$ 58,229

13. CAPITAL DISCLOSURE

The Trust's objective for managing capital is to maintain its investment-grade credit ratings and allow the Trust to maximize the profitability of its existing assets and grow its energy infrastructure to create long-term value and enhance returns for its investors. The Trust considers unitholders' equity (including accumulated other comprehensive income), short-term and long-term debt (including current portion) less cash and cash equivalents to be part of its capital structure. The Trust's overall strategy remains unchanged from 2007.

The use of debt or equity funding is based on AltaGas' capital structure, which is determined by considering the norms and risks associated with each of its business segments. AltaGas' target debt-to-total capitalization ratio is 40 to 45 percent. The Trust's debt-to-total capitalization ratio as at December 31, 2008 was 37.8 percent (December 31, 2007 – 27.4 percent).

	2008	2007
Debt		
Short-term debt	**$ 4,493**	$ 3,551
Current portion of long-term debt	**1,363**	1,234
Long-term debt	**559,412**	215,949
Convertible debentures	**16,682**	–
	581,950	220,734
Unitholders' equity	**957,442**	584,688
Total capitalization	**$1,539,392**	$ 805,422
Debt-to-total capitalization ratio (%)	**37.8**	27.4

All of the borrowing facilities have financial tests and other covenants customary for the types of facilities which must be met at the end of each calendar quarter. The debt covenants are based on non-GAAP measures which cannot be recalculated from information provided in the Consolidated Financial Statements.

The following table summarizes the Trust's debt covenants for all credit facilities as at December 31, 2008:

Ratios[1]	**Debt Covenant Requirements**	**AltaGas Ratios**
Debt-to-capitalization	**not greater than 60 percent**	**39.7%**
Debt-to-EBITA	**not greater than 3.5x**	**2.06x**
EBITA-to-interest expense	**not less than 2.5x**	**9.5x**

(1) Debt covenant ratios are calculated in accordance with the credit facility agreements and will differ from management's internal calculation due to the definition of certain items in the credit facility agreements.

AltaGas has been in compliance with these covenants each quarter since the issuance of the facilities.

14. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

In the course of normal operations the Trust purchases and sells natural gas, NGL and power commodities and issues short and long-term debt. The Trust uses derivative instruments to reduce exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates that arise from these activities. The Trust does not make use of derivative instruments for speculative purposes.

Fair Values of Financial Instruments

At December 31, 2008 all derivatives, other than those that meet the expected purchase, sale or usage requirements exception, were carried on the Consolidated Balance Sheets at fair value. The fair value of power, natural gas and NGL derivatives was calculated using estimated forward prices from published sources for the relevant period. The calculation of fair value of the interest rate and foreign exchange derivatives used quoted market rates.

The fair value of long-term debt has been estimated based on discounted future interest and principal payments using estimated interest rates. The fair value of the convertible debentures was estimated using a Black Scholes model.

The carrying amount and fair values of the Trust's financial assets and liabilities were as follows:

Summary of Fair Values

	2008		2007	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Financial assets				
Held for trading				
Cash and cash equivalents[1]	**$ 18,304**	**$ 18,304**	$ 12,451	$ 12,451
Risk management derivatives[2]	**68,688**	**68,688**	56,113	56,113
Cash flow hedges				
Risk management[2]	**86,608**	**86,608**	17,251	17,251
Loans and receivables				
Accounts receivable and other assets[1] [3]	**216,079**	**216,079**	194,936	194,936
Customer deposits[1]	**24,017**	**24,017**	24,369	24,369
Available-for-sale				
Long-term investments and other assets (note 7)	**–**	**–**	44,746	44,746
	$ 413,696	**$ 413,696**	$ 349,866	$ 349,866
Financial liabilities				
Held for trading				
Risk management derivatives[2]	**$ 64,281**	**$ 64,281**	$ 59,711	$ 59,711
Cash flow hedges				
Risk management[2]	**41,194**	**41,194**	4,215	4,215
Other financial liabilities				
Accounts payable and other liabilities[1] [4]	**216,502**	**216,502**	185,943	185,943
Customer deposits[1]	**24,017**	**24,017**	24,369	24,369
Short-term debt	**4,493**	**4,493**	3,551	3,551
Long-term debt[5]	**563,082**	**550,971**	218,033	208,036
Convertible debentures	**16,682**	**16,334**	–	–
	$ 930,251	**$ 917,792**	$ 495,822	$ 495,825

(1) Due to the nature and/or short maturity of these financial instruments the carrying amount approximates the fair value.
(2) Fair value is equal to the carrying value for derivatives and hedged items.
(3) Excludes income and sales tax of $11,907 (December 31, 2007 – $6,656).
(4) Excludes income and sales tax and deferred revenue of $3,655 (December 31, 2007 – $1,180).
(5) Includes current portion of long-term debt and excludes deferred financing costs of $2,307 (December 31, 2007 – $850).

Summary of Unrealized Gain (Loss) on Risk Management

	2008	2007
Natural gas	**$ 5,510**	$ 2,083
NGL	**4,997**	(590)
Power	**(550)**	(40)
Heat rate	**(163)**	188
Interest rate swaps	**(4,896)**	165
Foreign exchange	**6,088**	(691)
	$ 10,986	$ 1,115

Market Risk on Financial Instruments

The Trust is exposed to market risk and potential loss from changes in the values of financial instruments. AltaGas enters into financial derivative contracts to manage exposure to fluctuations in commodity prices, interest rates and foreign exchange rates.

Commodity Price Risk Management

Natural Gas

The Trust purchases and sells natural gas to its customers. The fixed-price and market-price contracts for both the purchase and sale of natural gas extend to 2013.

The Trust had the following contracts outstanding:

December 31, 2008			**Notional Volume (GJ)**		
Derivative Instruments	**Fixed Price (per GJ)**	**Period (months)**	**Sales**	**Purchases**	**Fair Value**
Commodity forward	**$2.27 to $10.49**	**1 – 59**	**77,195,070**	**–**	**$ 27,209**
Commodity forward	**$2.27 to $10.73**	**1 – 59**	**–**	**77,195,070**	**$ (24,720)**

December 31, 2007			Notional Volume (GJ)		
Derivative Instruments	Fixed Price (per GJ)	Period (months)	Sales	Purchases	Fair Value
Commodity forward	$2.16 to $10.37	1 – 55	105,375,003	–	$ (17,775)
Commodity forward	$2.16 to $10.37	1 – 55	–	105,375,003	$ 14,754

Natural Gas Liquids

The Trust entered into a series of swaps to lock in a portion of the volumes exposed to NGL frac spread.

The Trust had the following contracts outstanding:

December 31, 2008			**Notional Volume**		
Product	**Fixed Price (per GJ)**	**Period (months)**	**Sales**	**Purchases**	**Fair Value**
Propane	**$1.3800 to $1.8000 US/gallon**	**1 - 24**	**36,330,000 gallons**	**–**	**$ 40,016**
Butane	**$1.6500 to $2.3000 US/gallon**	**1 - 24**	**11,676,000 gallons**	**–**	**$ 15,915**
WTI	**$94.50 to $144.65 US/Bbl**	**1 - 24**	**134,500 Bbls**	**–**	**$ 9,531**
USD swaps	**$0.9948 to $1.0262**	**1 - 24**		**$82,550**	**(17,749)**
Natural gas	**$7.84 to $9.93/GJ**	**1 - 24**	**–**	**5,451,000 GJ**	**$ (11,509)**

December 31, 2007			Notional Volume		
Product	Fixed Price (per GJ)	Period (months)	Sales	Purchases	Fair Value
Propane	$1.2825 to $1.4725 US/gallon	1 – 12	9,677,178 gallons	–	$ (1,156)
Butane	$1.4950 to $1.7000 US/gallon	1 – 12	2,612,064 gallons	–	$ (685)
WTI	$83.20 to $89.10 US/Bbl	1 – 12	27,489 Bbls	–	$ (143)
USD	$0.9268 to $0.9820	1 – 12		$13,972	(662)
Natural gas	$6.455 to $6.550/GJ	1 – 12	–	1,382,591 GJ	$ 159

Power

Under the PPAs AltaGas has an obligation to buy power at agreed terms and prices to December 31, 2020. The Trust sells the power to the Alberta Electric System Operator at market prices and uses swaps and collars to fix the prices over time on a portion of the volumes. AltaGas' strategy is to lock in margins to provide predictable earnings. Certain contracts met the expected purchase, sale or usage requirements exception and have not been included in risk management assets or liabilities. At December 31, 2008 the Trust had no intention to terminate any contracts prior to maturity.

The Trust had no commodity forward contracts on electrical power outstanding at December 31, 2008.

December 31, 2007			Notional Volume (MWh)		
Derivative Instruments	Fixed Price (per MWh)	Period (months)	Sales	Purchases	Fair Value
Commodity forward	$79.00 to $80.60	1 – 3	2,160	–	$ (28)
Commodity forward	$63.25 to $68.00	1 – 3	–	2,160	$ 31

The Trust had the following commodity swaps and collars outstanding:

December 31, 2008			**Notional Volume (MWh)**		
Derivative Instruments	**Fixed Price (per MWh)**	**Period (months)**	**Sales**	**Purchases**	**Fair Value**
Swaps and collars	**$60.50 to $88.00**	**1 – 24**	**2,595,105**	**–**	**$ 734**
Swaps and collars	**$56.50 to $75.75**	**1 – 108**	**–**	**259,520**	**$ 5,207**

December 31, 2007			Notional Volume (MWh)		
Derivative Instruments	Fixed Price (per MWh)	Period (months)	Sales	Purchases	Fair Value
Swaps and collars	$65.00 to $88.00	1 – 24	1,626,624	–	$ 10,932
Swaps and collars	$56.50	1 – 120	–	263,016	$ 3,339

The Trust had the following heat rate hedges outstanding:

December 31, 2008			**Notional Volume (GJ or MWh)**		
Derivative Instruments	**Fixed price (per GJ MWh)**	**Period (months)**	**Sales**	**Purchases**	**Fair Value**
Natural gas (per GJ)	**$6.07**	**1**	**–**	**14,700**	**$ (5)**
Power (per MWh)	**$107.50 to $195.50**	**1**	**1,225**	**–**	**$ 29**

December 31, 2007			Notional Volume (GJ or MWh)		
Derivative Instruments	Fixed price (per GJ MWh)	Period (months)	Sales	Purchases	Fair Value
Natural gas (per GJ)	$6.08 to $6.17	1	–	79,050	$ 18
Power (per MWh)	$89.00 to $138.00	1	6,510	–	$ 170

Interest Rate Risk Management

To hedge against the effects of future interest rate movements, the Trust enters into interest rate swap agreements to fix the interest rate on a portion of its bankers' acceptances issued under credit facilities. The Trust's target is to have approximately 70 to 75 percent of its debt at fixed interest rates.

The Trust had the following interest rate swaps outstanding:

December 31, 2008	Weighted Average Interest Rate	Period (months)	Notional Quantity	Fair Value
Swaps	**3.746%**	**1 – 15**	**$ 205,000**	**$ (4,814)**

December 31, 2007	Weighted Average Interest Rate	Period (months)	Notional Quantity	Fair Value
Swaps	3.56%	2 – 15	$ 25,000	$ 165

Foreign Exchange Risk Management

To manage the risk of fluctuating cash flows due to variations in foreign exchange rates, the Trust enters into foreign exchange forwards, swaps and options for U.S. dollars (USD) and euros (EUR).

The Trust had the following contracts outstanding:

December 31, 2008	Fixed Price	Period (months)	Notional Quantity	Fair Value
Swaps (USD)	**$1.0164 to $1.2925**	**1 – 21**	**$ 3,273**	**$ 539**
Forwards and options (EUR)[(1)]	**$1.470 – $1.5350**	**4 – 9**	**62,700**	**$ 12,651**

December 31, 2007	Fixed Price	Period (months)	Notional Quantity	Fair Value
Swaps (USD)	$0.9765 to $1.0882	1 – 5	$ 995	$ (41)
Forwards and options (EUR)[(1)]	$1.42 to $1.4436	1 – 3	11,900	$ 326

(1) Related to the supply and installation agreement with Enercon GmbH to supply and install wind turbines for the Bear Mountain Wind Project. Obligations are denominated in euros.

Bond Forward

The Trust extended its anticipation of issuing a five-year $100 million MTN to the second or third quarter of 2009 due to current market conditions. To partially hedge against the risk of rising interest rates, the Trust rolled forward a $50 million bond forward contract with a Canadian chartered bank in December 2008, to lock in a five-year Government of Canada bond yield of approximately 3.28 percent. At December 31, 2008 the bond forward hedge had a negative fair market value position of $3.2 million.

Sensitivity Analysis

The sensitivity analysis is estimated based on the notional volumes of each commodity, interest rate swap and foreign exchange contracts outstanding, taking into consideration future income tax impact.

The following table illustrates potential effects of changes in relevant risk variables on AltaGas' net income and OCI for contracts in place at December 31, 2008:

Factor Share	Increase or Decrease[1]	Increase or Decrease in Net Income	Increase or Decrease in OCI
Alberta electricity average pool prices	$ 2/MWh	2	$ 3,443
Natural gas spot price (AECO)	$ 1/GJ	1,672	–
NGL frac spread:			
Propane	$ 5/Bbl	–	3,079
Butane	$ 5/Bbl	8	981
WTI	$ 5/Bbl	7	472
Natural gas to replace heat value of NGL	$ 1/GJ	–	3,882
Foreign exchange (USD only)	1%	–	569
Interest rate swaps	25 bps	513	–
Bond forward	25 bps	–	125
Foreign exchange	1%	207	$ 238

(1) Estimated increase or decrease to forward prices or curves.

Credit Risk on Financial Instruments

Credit risk results from the possibility that a counterparty to a financial instrument fails to fulfill its obligations in accordance with the terms of the contract.

AltaGas' credit policy details the parameters used to grant, measure, monitor and report on credit provided to counterparties. AltaGas minimizes counterparty risk by conducting credit reviews on counterparties in order to establish specific credit limits on clients, both prior to providing products or services and on a recurring basis. In addition, most contracts include credit mitigation clauses which allow AltaGas to obtain financial or performance assurances from counterparties under certain circumstances. AltaGas provides an allowance for doubtful accounts in the normal course of its business.

The Trust's maximum credit exposure consists primarily of the carrying value of the non-derivative financial assets and the fair value of derivative financial assets. At December 31, 2008 AltaGas had an exposure to the Bank of Montreal in the amount of $36.2 million related to derivatives representing a concentration of credit risk; however the risk of default is considered minimal. AltaGas had an exposure to Utility Group in the amount of $16.9 million representing a concentration of credit risk with a single counterparty in the gas business. Risk in relation to Utility Group is minimized by the nature of Utility Group's business as Utility Group is able to recover the cost of gas from its customers under utility regulation in Alberta.

Accounts Receivable Past Due or Impaired

The Trust had the following past due and impaired receivables:

December 31, 2008		Receivables		Receivables Past Due, Not Impaired, By Period		
Accounts Receivable	**2008**	Past Due, Impaired	Less Than 30 Days	31 to 60 Days	61 to 90 Days	Over 90 Days
Trade receivable	**$ 213,959**	$ 1,908	$ 193,012	$ 9,887	$ 3,029	$ 6,123
Other receivable	**8,229**	–	7,672	–	194	363
Allowance for credit losses	**(1,908)**	(1,908)	–	–	–	–
	$ 220,280	$ –	$ 200,684	$ 9,887	$ 3,223	$ 6,486

Allowance for credit losses	
Allowance for credit losses, beginning of year	$ 1,765
Impairment expense	143
Allowance for credit losses, end of year	$ 1,908

Liquidity Risk on Financial Instruments

Liquidity risk is the risk that the Trust will not be able to meet its financial obligations as they fall due. The Trust manages this risk through its extensive budgeting and monitoring process to ensure it has sufficient cash and credit facilities to meet its obligations. The Trust's objective is to maintain its investment-grade ratings to ensure it has access to debt and equity funding as required (note 13).

At December 31, 2008 the Trust had the following contractual maturities with respect to non-derivative financial liabilities:

	Payments Due by Period					
	Total	2009	2010	2011	2012	Thereafter
Short-term debt	$ 4,493	$ 4,493	$ –	$ –	$ –	$ –
Long-term debt(1)(2)(3)	563,082	101,925	354,878	1,878	101,878	2,523
Convertible debentures	16,682	–	16,682	–	–	–
	$ 584,257	$ 106,418	$ 371,560	$ 1,878	$ 101,878	$ 2,523

(1) Comprising operating loans, MTN's and capital lease obligations excluding deferred financing costs (note 9).

(2) Includes current portion of long-term debt.

(3) See note 29 for description of the new credit facility replacing the current facility maturing in September 2009.

15. UNITHOLDERS' EQUITY

December 31	2008	2007
Unitholders' capital (note 16)	**$ 850,992**	$ 505,544
Contributed surplus (note 17)	**4,261**	3,875
Accumulated earnings	**673,983**	510,412
Convertible debentures	**1,600**	–
Warrants	**4,500**	–
Accumulated dividends	**(41,114)**	(41,114)
Accumulated unitholders' distributions declared[1]	**(538,227)**	(391,103)
Distributions of common shares of Utility Group	**(29,848)**	(29,848)
Transition adjustment resulting from adopting new financial instruments accounting standards	**(247)**	(247)
Accumulated other comprehensive income	**31,542**	27,169
	$ 957,442	$ 584,688

(1) Accumulated unitholders' distributions paid by the Trust as at December 31, 2008 were $525.3 million (as at December 31, 2007 - $380.9 million).

In 2007 the holders of trust units of the Trust and holders of exchangeable partnership units of AltaGas Holding Limited Partnership No. 1 received one common share of Utility Group for every 100 trust or exchangeable units held on August 27, 2007. As part of the distribution plan, any unitholder allocated fewer than 50 common shares of Utility Group received cash. The number of common shares of Utility Group distributed to unitholders was 577,416, which reduced unitholders equity by $4.2 million. This distribution resulted in a 27 percent reduction of the Trust's interest in Utility Group to 19.6 percent.

16. UNITHOLDERS' CAPITAL

The Trust is authorized to issue:

- An unlimited number of trust units redeemable for cash at the option of the holder;
- An unlimited number of AltaGas Holding Limited Partnership No. 1 (AltaGas LP #1) Class B limited partnership units, which are exchangeable into trust units on a one-for-one basis. Prior to May 1, 2014 the exchange is at the option of the unitholder at any time, and at the option of the Trust should the number of AltaGas LP #1 units outstanding fall below 750,000. After May 1, 2014 the exchange is at the option of either the Trust or the unitholder; and
- An unlimited number of AltaGas Holding Limited Partnership No. 2 (AltaGas LP #2) Class B limited partnership units, which are exchangeable into trust units on a one-for-one basis. Prior to May 1, 2009 the exchange is at the option of the unitholder at anytime, and at the option of the Trust should the number of AltaGas LP #2 units outstanding fall below 1,000,000. After May 1, 2009 the exchange is at the option of either the Trust or the unitholder.

Trust Units Issued and Outstanding	Number	Amount
December 31, 2006	54,313,552	$ 451,795
Units issued for cash on exercise of options	3,400	68
Units issued under DRIP[1]	1,692,128	41,726
Units issued for exchangeable units	48,358	277
December 31, 2007	56,057,438	$ 493,866
Exchangeable Units Issued and Outstanding		
December 31, 2006 issued by AltaGas LP #1	2,088,814	$ 11,955
AltaGas LP #1 units redeemed for Trust units	(48,358)	(277)
December 31, 2007	2,040,456	11,678
Issued and outstanding at December 31, 2007	58,097,894	$ 505,544

Trust Units Issued and Outstanding	Number of Units	Amount
December 31, 2007	56,057,438	$ 493,866
Units issued for cash on exercise of options	2,150	55
Units issued under DRIP[1]	1,635,937	34,612
Units issued for exchangeable units	60,890	859
Units issued on business acquisition	7,553,174	194,645
Units issued on conversion of convertible debentures	53,439	1,843
Units issued on public offering (net of $5.2 million of issuance costs)	4,398,750	110,077
December 31, 2008	**69,761,778**	**$ 835,957**

Exchangeable Units Issued and Outstanding	Number of Units	Amount
December 31, 2007 issued by AltaGas LP #1	2,040,456	$ 11,678
AltaGas LP #1 units redeemed for Trust units	(60,890)	(859)
Units issued on business acquisition	163,607	4,216
December 31, 2008	**2,143,173**	**15,035**
Issued and outstanding at December 31, 2008	**71,904,951**	**$ 850,992**

(1) Distribution Reinvestment and Optional Unit Purchase Plan.

Years ended December 31	**2008**	2007
Weighted Average Units Outstanding[1]		
Number of units – basic	**68,812,654**	57,382,209
Dilutive equity instruments[2]	**890,744**	37,632
Number of units – diluted	**69,703,398**	57,419,841

(1) Includes exchangeable units.
(2) Includes options, convertible debentures and warrants.

The Trust has an employee unit option plan under which employees and directors are eligible to receive grants. At December 31, 2008, 10 percent of units outstanding were reserved for issuance under the plan. To December 31, 2008 options granted under the plan generally had a term of 10 years to expiry and vested no longer than over a four-year period.

At December 31, 2008 outstanding options were exercisable at various dates within the next ten years. As at December 31, 2008 the unexpensed fair value of unit option compensation cost associated with future periods was $0.6 million (December 31, 2007 - $0.7 million).

The following table summarizes information about the Trust's unit options:

	Options Outstanding			
	2008		2007	
	Number of Options	**Exercise Price[1]**	Number of Options	Exercise Price[1]
Unit options outstanding, beginning of year	**1,310,400**	**$ 26.36**	923,550	$ 27.23
Granted	**1,882,250**	**16.84**	548,500	25.31
Exercised	**(2,150)**	**17.17**	(3,400)	20.06
Expired	**(218,250)**	**26.42**	(158,250)	27.94
Unit options outstanding, end of year	**2,972,250**	**$ 20.33**	1,310,400	$ 26.36
Unit options exercisable, end of year	**602,326**	**$ 25.91**	331,425	$ 25.50

(1) Weighted average.

The following table summarizes the employee unit option plan as at December 31, 2008:

	Options Outstanding			Options Exercisable	
	Number Outstanding	Weighted Average Exercise Price	Average Remaining Contractual Life	Number Exercisable	Exercise Price
$5.00 - 7.00	9,000	$ 6.10	1.45	9,000	$ 6.10
$7.01 - 15.50	1,406,500	14.16	9.83	27,500	11.21
$15.51 - 25.08	739,750	24.13	8.69	155,159	24.03
$25.09 - 29.50	817,000	27.68	7.89	410,667	28.04
	2,972,250	$ 20.33	8.99	602,326	$ 25.91

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted-average assumptions for grants as follows:

	2008	2007
Risk-free interest rate (%)	**3.43**	3.29
Expected life (years)	**10**	10
Expected volatility (%)	**23.81**	21.71
Annual distribution per unit ($)	**2.10**	2.04

In 2004 AltaGas implemented a unit-based compensation plan, which awards phantom units to certain employees. The phantom units are valued on distributions declared and the trading price of the Trust's units. The units vest on a graded vesting schedule. The compensation expense recorded in 2008 in respect of this plan was $5.5 million (2007 – $5.1 million). In 2008 phantom units were awarded to all employees. As at December 31, 2008 the unexpensed fair value of unit-based compensation costs associated with future periods was $18.4 million (December 31, 2007 – $14.2 million).

17. CONTRIBUTED SURPLUS

	2008	2007
Balance, beginning of year	**$ 3,875**	$ 3,322
Amortization of unit options	**431**	617
Exercise of unit options	**(18)**	(18)
Cancellation of unit options	**(27)**	(46)
Balance, end of year	**$ 4,261**	$ 3,875

18. INCOME PER UNIT

The following table summarizes the computation of net income per unit:

	2008	2007
Numerator:		
Numerator for basic income per unit	**$ 163,571**	$ 108,794
Numerator for diluted income per unit	**$ 164,567**	$ 108,794
Denominator:		
Weighted-average number of units	**68,813**	57,382
Dilutive equity instruments(1)	**891**	38
Denominator for diluted income per unit	**69,704**	57,420
Basic income per unit	**$ 2.38**	$ 1.90
Diluted income per unit	**$ 2.36**	$ 1.89

(1) Includes options, convertible debentures and warrants.

19. COMMITMENTS

Future minimum lease payments under operating leases for office space, office equipment, and automotive equipment at December 31, 2008 are estimated as follows:

2009	$ 4,866
2010	4,629
2011	4,295
2012	3,566
2013	531
	$ 17,887

Under the terms of a 1997 long-term gas supply contract, the Trust is committed to supply natural gas for prices ranging from $2.34/Mcf in 2007 to $2.40/Mcf by contract expiry in 2009. The Trust contracted with several producers to provide the volumes to fulfill this contract. In 1999, one of those producers defaulted on its obligation under its gas supply contract, resulting in the delivery commitment for 2,845 Mcf/d being assumed by the Trust. In December 2006 the Trust entered into a fixed-price contract with a third-party supplier to fix the price of the gas supply related to the commitment until its expiry in 2009.

In 1999 the Trust acquired an agreement to purchase natural gas from specific reserves for $0.05/Mcf for the life of the reserves. The production from these reserves was 1,239 Mcf/d in 2008 (2007 – 1,039 Mcf/d).

In 2007 AltaGas entered into a supply and installation agreement with Enercon GmbH to supply and install wind turbines for the Bear Mountain Wind Park. The Trust has an obligation to pay approximately $100 million before the installation is complete. The Trust has also entered into other supply agreements to pay approximately $25 million for equipment and construction costs associated with the Bear Mountain Wind Park.

20. NET CHANGE IN NON-CASH WORKING CAPITAL

The net change in the following non-cash working capital items increased (decreased) cash flows from operations as follows:

Years ended December 31	2008	2007
Accounts receivable[1]	$ **4,803**	$ 32,654
Inventory	**(645)**	(69)
Other current assets[2]	**(4,491)**	6,065
Accounts payable and accrued liabilities[1]	**(7,878)**	(23,080)
Customer deposits	**(352)**	8,065
Deferred revenue	**1,059**	930
Other current liabilities	**12,606**	(1,661)
	5,102	22,904
Add back: increase in capital costs payable	**(15,993)**	(2,179)
Net change in non-cash working capital related to operations	$ **(10,891)**	$ 20,725

(1) Specific line items may not agree to the net change in Consolidated Balance Sheet due to acquisition (note 3).
(2) Excludes note receivable of $6.5 million included in investing activities.

The following cash payments have been included in the determination of earnings:

Years ended December 31	2008	2007
Interest paid	$ **24,023**	$ 12,078
Income taxes paid	$ **2,577**	$ 181

21. PENSION PLANS AND POST-RETIREMENT BENEFITS

Defined Contribution Plan

On July 1, 2005 AltaGas implemented a defined contribution (DC) pension plan for substantially all regular employees. The DC plan replaced the Group RRSP as AltaGas' primary employer-sponsored retirement arrangement.

The net pension expense recorded for the DC pension plan was $1.7 million for the year ended December 31, 2008 (2007 - $1.4 million).

Defined Benefit Plans

Effective August 25, 2004 the liability for a defined benefit, non-contributory pension plan in respect of nine Trust employees for pre-AltaGas pensionable service was assumed under Part II of the Salaried Employees' Pension Plan as a result of an acquisition. No future service accrues under this plan.

Effective January 1, 2005 the plan was amended in respect of certain employees who transferred employment from AltaGas Utilities Inc., a then wholly owned subsidiary of the Trust during most of 2005. Assets and liabilities were transferred to Parts III and IV of the Salaried Employees' Pension Plan for three such employees during 2006.

Plan contributions for Parts II, III and IV of the Salaried Employees' Pension Plan in 2008 and 2007 were made in accordance with an actuarial valuation for funding purposes as at September 30, 2005 based upon a report dated March 29, 2006. An actuarial valuation was performed as of September 30, 2008 which revealed an increase in contribution requirements. A valuation report outlining these contributions will be filed with regulators prior to March 30, 2009. Any additional required contributions in respect of the period from October 1, 2008 to December 31, 2008 as a result of the September 30, 2008 valuation will be remitted to the Trust in 2009.

As at December 31, 2008 the accrued benefit obligation of the Trust for this plan was $1.9 million (December 31, 2007 – $1.9 million). At December 31, 2008 the plan had an accrued benefit liability recognized in the Consolidated Fnancial Statements of $10,000 (December 31, 2007 – $0.3 million).

During 2008 the Trust assumed two defined benefit pension plans with the acquisition of Taylor. These plans are in relation to the unionized employees at the Younger Extraction Plant (Younger) and certain employees at the Harmattan Complex (Harmattan). AltaGas adjusted the actuarial liability of these plans to follow the same assumptions used under its existing pension plans. Plan contributions for the Younger pension plan and Harmattan pension plan during 2008 were made in accordance with an actuarial valuation for funding purposes as at December 31, 2006 and December 31, 2007 respectively. As at December 31, 2008 the accrued benefit obligation of the Trust for these plans was $7.7 million. At December 31, 2008 these plans had an accrued benefit liability recognized in the Consolidated Financial Statements of $1.1 million.

For the year ended December 31, 2008 the net pension cost for all defined benefit plans was $0.4 million (2007 – net pension recovery of $15,000).

Supplemental Executive Retirement Plan (SERP)

Effective July 1, 2005 the Trust instituted a non-registered, defined benefit retirement plan which provides defined benefit pension benefits to eligible executives based on average earnings, years of service and age at retirement. As at December 31, 2008 the accrued benefit obligation of the Trust for this plan was $3.6 million (December 31, 2007 – $3.0 million). At December 31, 2008 the plan had an accrued benefit liability recognized in the financial statements of $3.7 million (December 31, 2007 – $1.9 million).

The SERP benefits will be paid from the general revenue of AltaGas as payments come due. Security will be provided for the SERP benefits through a letter of credit within a retirement compensation arrangement trust account.

For the year ended December 31, 2008 the net pension expense was $1.7 million (2007 – $1.0 million).

The following table summarizes the details of the defined benefit plans, including the SERP:

	2008	2007
Accrued benefit obligation		
Balance, beginning of year [1]	$ 15,122	$ 4,079
Actuarial gain	(3,588)	(73)
Current service cost	1,575	738
Member contributions	102	–
Past service cost	294	–
Interest cost	844	240
Benefits paid	(1,203)	(83)
Balance, end of year	13,146	4,901
Plan assets		
Fair value, beginning of year [1]	9,931	1,729
Actual loss on plan assets	(1,538)	(71)
Employer contributions	1,471	11
Member contributions	102	–
Benefits paid	(1,203)	(83)
Fair value, end of year	8,763	1,586
Funded deficit	(4,383)	(3,315)
Unamortized past service costs	(810)	778
Unamortized net actuarial loss	389	330
Accrued benefit liability recognized in the financial statements	$ (4,804)	$ (2,207)

	2008	2007
Significant actuarial assumptions used as at December 31		
Discount rate (%)	7.25	5.50
Expected long-term rate of return on plan assets (%)	6.75 – 7.25	6.00 – 6.75
Rate of compensation increase (%)	3.50 – 4.00	3.50 – 4.00
Average remaining service life of active employees (years)	12.9	9.8
Net benefit plan expense for the year		
Current service cost and expenses	$ 1,575	$ 739
Interest cost	844	240
Actual loss on plan assets	1,538	71
Actuarial gain on accrued benefit obligation	(3,588)	(73)
Costs arising in the year	369	977
Differences between costs arising in the year and costs recognized in the year in respect of:		
Actuarial gain (loss) on plan assets	(2,197)	(188)
Actuarial gain on accrued benefit obligation	3,588	84
Amortization of past service costs	371	77
Net periodic benefit plan costs recognized	$ 2,131	$ 950

(1) *Includes the Younger and Harmattan plans acquired in the acquisition of Taylor.*

The assets are invested under balanced fund mandates with a broad mix of fixed income, Canadian equity and foreign equity investments. The collective investment mixes for the plans are as follows as at December 31, 2008:

	Percentage of Plan Assets
Cash and short-term equivalents	10.97%
Canadian equities	26.58%
Foreign equities	27.61%
Fixed income	34.84%
	100.00%

Post-Retirement Benefits

During 2008 the Trust assumed two post retirement benefit plans with the acquisition of Taylor for the unionized employees at Younger and Harmattan. Benefits provided to retired employees are limited to the payment of life insurance and health insurance premiums.

As at December 31, 2008 the accrued benefit obligation of the Trust for these plans was $0.6 million. At December 31, 2008 the plan had an accrued benefit liability recognized in the financial statements of $0.8 million. For the year ended December 31, 2008 the net benefit cost for these plans was $0.1 million.

22. RELATED PARTY TRANSACTIONS

In the normal course of business, the Trust and its affiliates transact with related parties. These transactions are recorded at their exchange amounts and are as follows:

Years ended December 31		**2008**		2007
Fees for administration, management and other services paid by:				
Utility Group to the Trust	**$**	**219**	$	29
The Trust to Utility Group	**$**	**4**	$	445
Natural gas sales by the Trust to Utility Group subsidiaries	**$**	**96,457**	$	83,370
Fees for operating services paid by Utility Group subsidiaries	**$**	**427**	$	341
Transportation services provided by Utility Group subsidiaries	**$**	**491**	$	477
Office space and furniture rental payments made by the Trust to a corporation owned by an employee	**$**	**88**	$	85

The resulting amounts due from and to related parties are non-interest-bearing and are related to transactions in the normal course of business.

Included in accounts receivable at December 31, 2008 was $16.9 million (December 31, 2007 – $13.5 million) due to the Trust from related parties. Included in accounts payable at December 31, 2008 was $1,000 (December 31, 2007 – $50,000) due from the Trust to related parties.

During 2007 AltaGas sold its 33.3335 percent interest in the Ikhil Joint Venture to Utility Group for $9.0 million to execute the divestiture of non-core production assets.

23. JOINT VENTURES

The Trust's proportionate interest in its joint venture arrangements is summarized in the table below:

	2008	2007
Proportionate share of operating income for the years ended December 31		
Revenues	**$ 468,588**	$ 201,124
Expenses	**361,238**	131,220
	$ 107,350	$ 69,904
Proportionate share of net assets at December 31		
Current assets	**$ 19,223**	$ 33,135
Capital assets	**274,437**	91,238
Energy services arrangements, contracts and relationships	**69,674**	75,483
Long-term investments and other assets	**–**	3,643
Current liabilities	**(18,887)**	(32,780)
	$ 344,447	$ 170,719
Proportionate share of cash flows for years ended December 31		
Operating activities	**$ 122,494**	$ 79,959
Investing activities	**(213,783)**	(571)
Financing activities	**91,289**	(79,388)
	–	–

24. GAIN ON SALE OF ASSETS

During 2008 AltaGas sold a power project that was under development for $6.6 million. The sale of assets resulted in a pre-tax gain of $1.4 million.

25. NON-MONETARY TRANSACTION

During 2008 AltaGas exchanged 50 percent interest in one of its natural gas processing facilities for 15.5 percent interest in a similar facility in which the remaining 84.5 percent was primarily owned by the Trust. The fair value of $1.1 million was determined based on the estimated cash flows of the asset acquired. The exchange of assets resulted in a pre-tax gain of $0.1 million.

26. CONTINGENT LIABILITY

The Sundance B facility experienced an outage in mid December 2008 related to the failure of an induced draft fan. The failure reduced power outage by 50 percent. The facility operator has notified AltaGas that under the PPA it believes this event is a force majeure due to the High Impact Low Probability nature of the event. The impact of this event being a force majeure to AltaGas could be up to a $7.0 million charge to operating income, which comprises $1.5 million for 2008 and the remainder for 2009.

AltaGas management does not consider this to be a force majeure event. Mechanical failure has historically been treated as a maintenance issue, rather than a force majeure event. Management believes that the event is not a force majeure and accordingly has not recorded a charge to operating income.

27. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial presentation.

28. SEGMENTED INFORMATION

AltaGas is an integrated energy trust with a portfolio of assets and services used to move energy from the source to the end-user. The majority of the transactions among the reporting segments are recorded at the market price of the commodities and the remainder are at the exchange amount. The following describes the Trust's five reporting segments:

Extraction and Transmission (E&T)
- NGL processing and extraction plants and transmission pipelines to transport natural gas and NGLs;

Field Gathering and Processing (FG&P)
- Natural gas gathering lines and processing facilities;

Energy Services
- Energy consulting and sale of natural gas and electricity;

Power Generation
- Coal-fired and gas-fired power output under power purchase arrangements and other agreements, gas-fired power plants, wind and run-of-river power projects under development; and

Corporate
- The costs of providing corporate services and general corporate overhead, investments in public and private entities, corporate assets and the effects of changes in the fair value of risk management contracts.

The following tables show the composition by segment:

For the year ended December 31, 2008	E&T	FG&P	Energy Services	Gas Subtotal	Power Generation	Corporate	Intersegment Elimination	Total
Revenue	$ 430,132	$154,402	$1,058,653	$1,643,187	$223,510	$ 1,882	$ (62,770)	$1,805,809
Unrealized gain on risk management	–	–	–	–	–	10,986	–	10,986
Cost of sales	(253,910)	(10,558)	(1,044,521)	(1,308,989)	(94,518)	–	63,189	(1,340,318)
Operating and administrative	(65,164)	(95,353)	(12,713)	(173,230)	(3,715)	(42,767)	(419)	(220,131)
Amortization	(27,214)	(28,071)	(2,021)	(57,306)	(7,436)	(2,236)	–	(66,978)
Interest expense	–	–	–	–	–	(27,399)	–	(27,399)
Income (loss) before income taxes	$ 83,844	$ 20,420	$ (602)	$ 103,662	$117,841	$ (59,534)	–	$ 161,969
Net additions (reductions) to:								
Capital assets	$ 610,886	$ 53,695	$ 266	$ 664,847	$136,523	$ 6,592	–	$ 807,962
Energy service arrangements, contracts and relationships	$ 53,100	–	–	$ 53,100	–	–	–	$ 53,100
Long-term investment and other assets	–	–	–	–	$ 713	$ (47,479)	–	$ (46,766)
Goodwill	$ 143,725	$ 115	–	$ 143,840	–	–	–	$ 143,840
Segmented assets	$1,038,581	$530,855	$ 138,899	$1,708,335	$268,474	$186,752	–	$2,163,561

(1) Includes non-cash transactions of $679,652.
(2) Includes non-cash transactions of $358,259.

For the year ended December 31, 2007	E&T	FG&P	Energy Services	Gas Subtotal	Power Generation	Corporate	Intersegment Elimination	Total
Revenue	$142,938	$135,105	$1,022,506	$1,300,549	$182,535	$ 5,037	$ (60,842)	$1,427,279
Unrealized gain on risk management	–	–	–	–	–	1,115	–	1,115
Cost of sales	(75,495)	(7,655)	(1,001,599)	(1,084,749)	(78,373)	–	58,723	(1,104,399)
Operating and administrative	(20,300)	(83,344)	(15,576)	(119,220)	(2,035)	(31,161)	2,119	(150,297)
Amortization	(8,055)	(25,901)	(3,307)	(37,263)	(7,488)	(2,340)	–	(47,091)
Interest expense	–	–	–	–	–	(11,885)	–	(11,885)
Income (loss) before income taxes	$ 39,088	$ 18,205	$ 2,024	$ 59,317	$ 94,639	$ (39,234)	–	$ 114,722
Net additions (reductions) to:								
Capital assets[1]	$ 4,672	$ 13,213	$ (20,457)	$ (2,572)	$ 22,013	$ 2,349	–	$ 21,790
Long-term investment and other assets[2]	–	–	–	–	$ (530)	$ 18,396	–	$ 17,866
Goodwill	$ 18,045	$ 215	–	$ 18,260	–	–	–	$ 18,260
Segmented assets	$241,198	$507,876	$ 124,702	$ 864,924	$151,401	$147,537	–	$1,172,714

(1) *Includes non-cash transactions of $33,516.*

(2) *Includes non-cash transactions of $12,711.*

29. SUBSEQUENT EVENTS

Acquisition of Glenridge Wind Development Project

On January 7, 2009 AltaGas acquired the Glenridge wind development project for $2.2 million. The development assets are located near Medicine Hat, Alberta and are expected to provide AltaGas with the potential to develop approximately 100 MW of wind power generation.

Financing

On January 27, 2009 AltaGas entered into an agreement with a syndicate of underwriters, co led by TD Securities Inc. and Clarus Securities Inc. under which the underwriters agreed to purchase from AltaGas and sell to the public 6,100,000 trust units at a purchase price of $16.50 per unit. On February 10, 2009 AltaGas announced the closing of the offering resulting in gross proceeds of approximately $100 million. The net proceeds from the offering will be used to reduce indebtedness. The offering forms part of a comprehensive debt and equity financing plan which includes the equity offering as well as a new syndicated revolving and term credit facility. The new facility replaces the Trust's $250 million, 18-month credit facility expiring in September 2009.

Investment in Magma Energy Corp.

On January 15, 2009 AltaGas invested $10 million to acquire approximately a five percent equity position in Magma Energy Corp. (Magma), a private company focused on the exploration, development and operation of geothermal energy projects. AltaGas also received the right to acquire a direct interest in certain future geothermal projects developed or acquired by Magma. Magma currently owns and operates an 8-MW geothermal energy plant in Nevada as well as a portfolio of geothermal exploration and development projects in the western United States, Argentina, Chile, Nicaragua and Peru.

10-year review of financial and operating information

($ millions unless otherwise indicated)	2008	2007	2006	2005
Financial Highlights				
Income Statement				
Revenue	1,816.8	1,428.4	1,362.6	1,502.3
Net revenue[1][2]				
Extraction and Transmission	176.2	67.4	63.2	58.0
Field Gathering and Processing	143.9	127.4	129.7	120.1
Energy Services	14.1	20.9	24.7	23.5
Power Generation	129.0	104.2	99.6	57.8
Corporate	12.9	6.2	4.4	10.9
Intersegment Elimination	0.4	(2.1)	(2.7)	(2.4)
Natural Gas Distribution[3]	–	–	–	29.0
Gathering and Processing	–	–	–	–
Gathering, Processing and Energy Services	–	–	–	–
	476.5	324.0	318.9	296.9
EBITDA[1]	256.4	173.7	173.1	155.5
Net income	163.6	108.8	114.5	90.3
Net income per basic unit	$ 2.38	$ 1.90	$ 2.06	$ 1.67
EBITDA per basic unit[1]	$ 3.73	$ 3.03	$ 3.12	$ 2.88
Cash Flow				
Funds from operations[1]	217.1	162.9	161.7	129.0
Funds from operations per basic unit[1]	$ 3.16	$ 2.84	$ 2.91	$ 2.39
Distributions/dividends per unit declared[4]	$ 2.125	$ 2.065	$ 1.995	$ 1.85
Balance Sheet				
Capital assets	1,436.7	682.3	677.9	645.4
Energy arrangements, contracts and relationships	138.9	95.7	103.3	110.9
Total assets	2,163.6	1,172.7	1,109.6	1,068.3
Short-term debt	4.5	3.6	–	2.7
Long-term debt	560.8	217.2	265.5	266.3
Unitholders' equity	957.4	584.7	529.4	478.6
Unit Data (millions)				
Units outstanding at year-end	71.9	58.1	56.4	54.6
Weighted average units outstanding for the year (basic)	68.8	57.4	55.5	54.0
Ratios (%)				
Return on average equity	19.6	19.8	22.7	18.4
Return on average invested capital	13.6	16.2	16.3	13.0
Debt as a percentage of total capitalization	37.8	27.4	33.4	36.0
Operating Results				
Extraction and Transmission				
Extraction inlet capacity (Mmcf/d)[5]	1,594	554	554	539
Extraction ethane volumes (Bbls/d)[6]	24,795	13,355	13,132	13,155
Extraction NGL volumes (Bbls/d)[6]	12,242	6,752	6,564	6,202
Total extraction volumes (Bbls/d)[6]	37,037	20,108	19,696	19,357
Frac spread – realized ($/Bbl)[6][7]	26.97	21.38	18.47	9.31
Frac spread – averages spot price ($/Bbl)[6][7]	28.79	22.48	18.47	9.31
Transmission volumes (Mmcf/d)[8][9]	379	407	400	432
Field Gathering and Processing				
Capacity (gross Mmcf/d)[5]	1,172	1,023	1,021	962
Throughput (gross Mmcf/d)[6]	541	527	555	563
Capacity Utilization (%)[5]	46	52	54	60
Energy Services				
Energy management service contracts[5]	1,711	1,466	1,394	1,243
Average gas volumes marketed (GJ/d)[10]	302,392	388,217	327,057	312,272
Power Generation				
Volume of power sold (GWh)[6]	2,623	2,661	2,878	3,466
Price received on the sale of power ($/MWh)[6]	84.51	68.59	69.26	54.59
Alberta Power Pool price ($/MWh)[6]	89.95	66.84	80.48	70.19

2004	2003	2002	2001	2000	1999
864.6	710.6	492.7	489.8	506.7	257.8
–	–	–	–	–	–
–	–	–	–	–	–
59.9	49.3	44.2	–	–	–
–	–	–	–	–	–
–	–	–	–	–	–
(0.3)	(0.4)	(2.8)	(2.9)	(0.3)	(3.1)
30.7	30.6	28.9	26.9	28.1	27.2
160.1	137.8	99.6	–	–	–
–	–	–	111.0	88.5	61.8
250.4	217.3	169.9	135.0	116.3	85.9
133.4	121.9	94.8	69.9	57.0	42.8
65.8	38.3	29.4	19.2	17.6	11.3
$ 1.33	$ 0.84	$ 0.70	$ 0.50	$ 0.46	$ 0.43
$ 2.70	$ 2.68	$ 2.24	$ 1.83	$ 1.50	$ 1.62
108.6	90.2	70.8	50.2	40.5	28.6
$ 2.20	$ 1.98	$ 1.67	$ 1.31	$ 1.06	$ 1.08
$ 1.31	$ 0.38	$ 0.28	$ 0.18	–	–
746.7	677.9	663.4	521.0	453.0	376.9
113.1	101.0	107.0	112.2	–	–
1,108.6	919.3	904.9	721.1	581.1	436.5
7.0	4.5	50.6	100.0	–	–
352.5	392.4	368.9	283.9	216.9	151.9
483.5	363.3	338.6	261.9	250.6	230.8
53.2	45.7	45.2	38.5	38.2	37.8
49.4	45.5	42.3	38.2	38.1	26.4
15.7	10.9	9.8	7.3	7.0	6.6
11.6	11.1	9.3	8.7	8.6	8.4
42.6	52.2	55.3	58.5	45.6	39.0
539	349	349	219	211	199
8,602	4,056	1,425	1,063	1,159	648
4,834	3,519	1,974	1,555	2,210	1,549
13,436	7,575	3,399	2,618	3,369	2,198
10.51	6.23	6.35	–	–	–
10.51	6.23	6.35	–	–	–
432	403	106	47	36	26
913	861	842	768	712	658
560	520	492	489	418	330
61	61	63	65	61	56
427	–	–	–	–	–
174,337	–	–	–	–	–
3,481	3,266	2,669	–	–	–
48.77	47.56	41,27	–	–	–
54.54	62.98	43.85	–	–	–

Comparative figures for 2004 and prior years have not been restated to conform to the current financial presentation.

(1) Non-GAAP financial measure. See discussion on page 38.

(2) Resegmentations occurred in 2005 and 2002. Prior years were not restated.

(3) AltaGas purchased 100 percent of the outstanding shares of AltaGas Utilities Inc. on June 30, 1998. On November 17, 2005 AltaGas spun out its Natural Gas Distribution segment to AltaGas Utility Group Inc. (Utility Group), of which it holds a 19.6 percent interest.

(4) Distributions declared do not include $0.54 per unit declared in November 2005 in the form of shares of Utility Group as a result of the spin-out of Natural Gas Distribution business, or $0.076 per unit in August 2007, also in the form of shares of Utility Group.

(5) As at December 31.

(6) Annual average.

(7) AltaGas reports an indicative frac spread or NGL margin, expressed in dollars per barrel of NGL, which is derived from Edmonton postings for propane, butane and condensate and the daily AECO natural gas price.

(8) Fourth quarter average.

(9) Volumes do not include condensate pipeline volumes.

(10) Average for the period. Includes volumes marketed directly, volumes transacted on behalf of other operating segments and volumes sold in gas exchange transactions.

unitholder information

Ex-Distribution Date	Record Date	Payment Date	Amount
January 23, 2008	January 25, 2008	February 15, 2008	$0.175
February 21, 2008	February 25, 2008	March 17, 2008	$0.175
March 21, 2008	March 25, 2008	April 15, 2008	$0.175
April 23, 2008	April 25, 2008	May 15, 2008	$0.175
May 22, 2008	May 26, 2008	June 16, 2008	$0.175
June 23, 2008	June 25, 2008	July 15, 2008	$0.175
July 23, 2008	July 25, 2008	August 15, 2008	$0.175
August 21, 2008	August 25, 2008	September 15, 2008	$0.180
September 23, 2008	September 25, 2008	October 15, 2008	$0.180
October 23, 2008	October 27, 2008	November 17, 2008	$0.180
November 21, 2008	November 25, 2008	December 15, 2008	$0.180
December 23, 2008	December 29, 2008	January 15, 2009	$0.180
Total 2008 Cash Distribution Declared:			$2.125

PREMIUM DISTRIBUTION™, DISTRIBUTION REINVESTMENT AND OPTIONAL UNIT PURCHASE PLAN (DRIP OR THE PLAN)

AltaGas Income Trust offers a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan for eligible holders of Trust units and limited partnership units that are exchangeable into Trust units (Exchangeable Units).

The plan provides unitholders with a convenient and economical way to maximize their investment in AltaGas by providing the opportunity to:

- Reinvest cash distributions into Trust units at a five percent discount to the average market price, under the distribution reinvestment component of the plan; or
- Receive a two percent premium cash distribution, under the premium distribution component of the plan. AltaGas has suspended the Premium component of the plan. While the Premium component of the plan is suspended, participants will continue to receive regular cash distributions.
- Eligible unitholders may also make optional trust unit purchases at the weighted average market price.

Registered unitholders who are eligible and wish to participate in the plan must enroll directly with Computershare Trust Company of Canada, while beneficial unitholders should contact their broker, investment dealer, financial institution or other nominee that holds their units, in order to enroll.

Complete details on the DRIP are available on the AltaGas website at www.altagas.ca.

ALTAGAS UNIT PRICE AND VOLUME (ALA.UN)



Unit Price
Volume
High
Low
Close
Volumes Traded (millions)
$ 30.00
$ 20.00
$ 0.00
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
6
4
1

2007
High – $28.75 Low – $24.07 Close – $26.44

2008
High – $27.50 Low – $13.50 Close – $17.20

SEC File # 82-34911

corporate information

MANAGEMENT TEAM

David W. Cornhill
Chairman and Chief Executive Officer

Richard M. Alexander
President and Chief Operating Officer

Massimiliano Fantuz
Executive Vice President

Deborah S. Stein
Vice President Finance and Chief Financial Officer

David R. Wright
Executive Vice President Strategy and Corporate Development

Gregory A. Aarssen
Vice President Corporate Affairs

Nancy A. Anderson
Vice President Renewable Energy Wind

Jeremy R. Baines
Treasurer

James B. Bracken
Senior Vice President Major Projects

Douglas H. Brown
Divisional Vice President Renewable Energy Hydro

Dennis A. Dawson
Vice President General Counsel and Corporate Secretary

Michael J. Kilby
Divisional Vice President Gas Services

Bradley G. H. Mattson
Vice President and Corporate Controller

Marilyn A. Pfaefflin
Divisional Vice President Transmission

Kent E. Stout
Vice President Corporate Resources

William C. Swan
Divisional Vice President Energy Management

Randy W. Toone
Divisional Vice President Field Gathering and Processing

PHOTO CREDITS

Page 1, left to right: Edmonton extraction plant, Enercon turbines in Germany, Younger extraction plant

Page 3: McLymont Creek run-of-river development site (photo credit – Cambria Gordon)

Page 7: Younger extraction plant

Page 12, left to right: STARS (photo credit – Mark Mennie), courtesy of Cross Country Canada, AltaGas employees participate in United Way Days of Caring

Page 13: Control room, Younger extraction plant

AUDITORS

Ernst & Young LLP
Calgary, Alberta, Canada

TRANSFER AGENT

Computershare Trust Company of Canada
Calgary, Alberta, Canada

Toll-free: 800-564-6253
Email: service@computershare.com

Investors are encouraged to contact Computershare for information concerning their security holdings.

STOCK EXCHANGE LISTING

Toronto Stock Exchange: ALA.UN

ANNUAL MEETING

The annual meeting will be held at 3:00 p.m. MDT on Tuesday, April 21, 2009 at The Metropolitan Centre, Strand/Tivoli Room, 333 – 4th Avenue S.W., Calgary, Alberta.

INVESTOR RELATIONS

For investor relations enquiries, please contact:

Tel:	403-691-7100
Toll-free:	877-691-7199
Fax:	403-691-7150
Email:	investor.relations@altagas.ca

DEFINITIONS

Bbls/d	barrels per day
Bcf	billion cubic feet
bps	basis points
GJ	gigajoule
GWh	gigawatt-hour
Mcf	thousand cubic feet
Mmcf/d	million cubic feet per day
MW	megawatt
MWh	megawatt-hour

FSC Recycled
Supporting responsible use of forest resources
www.fsc.org Cert no. SW-COC-001858
© 1996 Forest Stewardship Council

Designed and produced by Merlin Edge Inc. Printed in Canada.

SEC File # 82-34911

AltaGas

AltaGas Income Trust

1700, 355 - 4th Avenue SW
Calgary, Alberta T2P 0J1

altagas.ca

AltaGas

RECEIVED
2009 JUN -4 A 1:45

Calgary Place
1700 355 4th Ave SW
Calgary AB T2P 0J1

main 403.691.7575
fax 403.691.7508

May 11, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

To whom it may concern:

Re: AltaGas Income Trust
Rule 12g3-2(b) Exemption
File No. 82-34911

Please find enclosed certain information and/or documents furnished on behalf of AltaGas Income Trust, an unincorporated open-ended investment trust governed by the laws of the Province of Alberta, Canada (Rule 12g3-2(b) File No. 82-34911), submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934.

Sincerely,
AltaGas Income Trust,
By its administrator
AltaGas Ltd.

Brad Mattson
Vice President and Corporate Controller

enclosures

AltaGas

NEWS RELEASE

ALTAGAS CLOSES TRUST UNIT OFFERING

Calgary, Alberta (February 10, 2009) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that it has closed its previously announced offering of 6,100,000 trust units (Trust Units) at a price of $16.50 per Trust Unit. The offering resulted in the Trust receiving gross proceeds of approximately $100 million.

The offering was completed through a syndicate of underwriters, co-led by TD Securities Inc. and Clarus Securities Inc., and including BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc., National Bank Financial Inc. and HSBC Securities (Canada) Inc. AltaGas intends to use the net proceeds from the offering to repay indebtedness.

Purchasers under the offering who continue to hold their Trust Units as of the record date for the March distribution will be entitled to receive cash distributions in March 2009. The record date for this distribution is expected to be February 25, 2009 and the payment date is expected to be March 16, 2009.

This news release does not constitute an offer to sell securities, nor is it a solicitation of an offer to buy securities, in any jurisdiction. All sales will be made through registered securities dealers in jurisdictions where the offering has been qualified for distribution. The Trust Units offered are not, and will not be, registered under the securities laws of the United States of America, nor any State thereof, and may not be sold in the United States of America absent registration in the United States or the availability of an exemption from such registration.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should

assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Adrianne Hartley
(403) 691-9873
adrianne.hartley@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

- 30 -

SEC File # 82-34911

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST TO PRESENT AT CIBC CLEAN ENERGY INVESTOR CONFERENCE AND CIBC INSTITUTIONAL INVESTOR CONFERENCE

Calgary, Alberta (February 12, 2009) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that David Cornhill, Chairman and Chief Executive Officer, is scheduled to present at the CIBC World Markets Clean Energy Investor Conference in Vancouver, B.C. on Wednesday, February 18, 2009 at 12:05 p.m. PST. Mr. Cornhill is also scheduled to present at CIBC's Institutional Investor Conference in Whistler, B.C. on Thursday, February 19, 2009 at 8:35 a.m. PST.

Both presentations will be webcast and available at the Presentations and Webcasts page of the AltaGas website www.altagas.ca.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Adrianne Hartley
(403) 691-9873
adrianne.hartley@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

- 30 -

SEC File # 82-34911

RECEIVED

2009 JUN -4 A 1:45

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta (February 13, 2009) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that a monthly distribution will be paid on March 16, 2009 to holders of record on February 25, 2009, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The amount of the distribution will be $0.18 for each Trust Unit and each Exchangeable Unit.

AltaGas has a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan (the Plan) for eligible Unitholders of AltaGas Income Trust and AltaGas Holding Limited Partnership No. 1. The Premium component of the Plan is currently suspended. Information on the Plan is available on the AltaGas website at www.altagas.ca.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Adrianne Hartley
(403) 691-9873
adrianne.hartley@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

SEC File # 82-34911

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST TO HOLD CONFERENCE CALL AND WEBCAST ON 2008 FOURTH QUARTER AND YEAR-END RESULTS ON FEBRUARY 26

Calgary, Alberta (February 20, 2009) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) will announce its 2008 fourth quarter and year-end financial results on Thursday, February 26, 2009 before markets open. A conference call and webcast to discuss the results will be held the same day.

Time:	9:00 a.m. MT (11:00 a.m. ET)
Dial-in:	416-406-6419 or toll free at 1-888-575-8232
Webcast:	http://events.onlinebroadcasting.com/altagas/022609/index.php

Shortly after the conclusion of the call, a replay will be available by dialling 416-695-5800 or 1-800-408-3053. The passcode is 3282474. The replay will expire at midnight (Eastern) on March 5, 2009. The webcast will be archived for one year.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Adrianne Hartley
(403) 691-9873
adrianne.hartley@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

AltaGas

NEWS RELEASE

ALTAGAS ANNOUNCES NEW $250 MILLION CREDIT FACILITY

Calgary, Alberta (February 25, 2009) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that it has secured commitments for a new $250 million credit facility with a syndicate of banks. The credit facility will be used to retire an existing $250 million credit facility that matures in September 2009. The Trust received strong bank support for the facility with commitments exceeding $250 million.

Closing of the new credit facility is expected during the first week of March 2009. The facility has an 18-month term expiring on August 13, 2010.

"As AltaGas continues to execute its business and growth strategy, our strong balance sheet and financial flexibility will allow us to capitalize on future growth opportunities and continue delivering strong returns to investors," said David Cornhill, Chairman and Chief Executive Officer of AltaGas. "This debt refinancing, combined with our recent equity issuance, provides AltaGas with a very strong balance sheet."

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Adrianne Hartley
(403) 691-9873
adrianne.hartley@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

SEC File # 82-34911

AltaGas

NEWS RELEASE

ALTAGAS REPORTS RECORD EARNINGS IN 2008

Calgary, Alberta (February 26, 2009) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced 2008 net income of $163.6 million ($2.38 per unit - basic) compared to $108.8 million ($1.90 per unit - basic) in 2007.

Net income for the three months ended December 31, 2008 was $39.6 million ($0.55 per unit - basic), compared to $31.8 million ($0.55 per unit - basic) for the same period of 2007.

"Our strong fourth quarter results reflect our solid business, financial strength and commitment to disciplined risk management," said David Cornhill, Chairman and CEO of the Trust. "In 2008, we significantly advanced our growth strategy through the acquisition and integration of Taylor and the further expansion of our portfolio of renewable energy projects. We will continue to build on these achievements and seek further opportunities to grow our business and create long-term value for our investors."

"We have dramatically improved our ability to navigate through these tough economic times and to react to future opportunities by issuing $100 million of equity and terming out $250 million of debt that was to come due later this year," added Mr. Cornhill. "The strength of our asset mix, imminent completion of several major projects, and new growth opportunities positions AltaGas well for strong results in 2009. We are also well positioned for 2010 as our new projects coming on line in 2009 will contribute a full year's earnings in 2010."

AltaGas declared a distribution of $0.18 per trust unit and exchangeable unit payable on April 15, 2009 to unitholders of record on March 25, 2009. The Trust declared total cash distributions of $0.54 per unit in fourth quarter 2008.

The majority of AltaGas' revenues are underpinned by contractual arrangements that provide stable and predictable cash flow. Sixty percent of 2009 volumes exposed to fractionation (frac) spreads have been hedged at more than $27/Bbl. As of year-end, AltaGas has hedged approximately two-thirds of its base-load Sundance power generation for 2009 at prices similar to the 2008 average hedge price. Management expects strong spot power prices in Alberta to continue through 2009, largely as a result of power reserve margins, which are expected to remain around 10 percent. In addition, the Trust continues to optimize current operations and develop new assets. The volume additions and efficiency enhancements at the Harmattan Complex, as well as the Bear Mountain Wind Park, the expansion of the Pouce Coupe facility and Sarnia gas storage project, will contribute to earnings and cash flow in 2009.

FINANCIAL HIGHLIGHTS(1):

- Earnings before interest, taxes, depreciation and amortization (EBITDA) were $70.9 million ($0.99 per unit) in the fourth quarter compared to $40.3 million ($0.70 per unit) in the same quarter in 2007. EBITDA for full year 2008 was $256.4 million ($3.73 per unit), compared to $173.7 million ($3.03 per unit) in 2007.
- Funds from operations were $53.8 million ($0.75 per unit) for fourth quarter 2008, compared to $37.8 million ($0.65 per unit) for the same period in 2007. Funds from operations for the year were $217.1 million ($3.16 per unit), up from $162.9 million ($2.84 per unit) in 2007.
- Total debt on December 31, 2008 was $582.0 million, compared to $220.7 million at December 31, 2007. The Trust's debt-to-total capitalization ratio as at December 31, 2008 was 37.8 percent versus 27.4 percent at the end of 2007.

(1) Includes Non-GAAP financial measures. Please see previous public disclosures available at www.altagas.ca or www.sedar.com for definitions.

Net income in 2008 increased over 2007 as a result of the increased energy infrastructure assets from the Taylor acquisition and higher power prices. Net income was negatively impacted by turnarounds at four extraction facilities in

2008, which resulted in lower earnings of approximately $8.0 million. Interest costs were higher compared to 2007 due to the increased debt as a result of the Taylor acquisition. Excluding the $11.8 million reduction in future tax liability and $5.6 million after-tax gain on risk management contracts, net income was $146.2 million ($2.13 per unit - basic). Excluding the SIFT tax of $5.4 million and $6.1 million non-cash tax benefit due to the reduced federal tax rates recorded in 2007, net income for 2007 was $108.1 million ($1.88 per unit - basic). On a comparable basis, net income increased 33 percent year over year.

Net income in fourth quarter 2008 increased over the same period last year as a result of the increased energy infrastructure assets from the Taylor acquisition and strong results from the power business from higher power prices. Excluding the after-tax gain of $6.1million related to risk management contracts, net income for fourth quarter was $33.5 million ($0.47 per unit - basic). Excluding a $6.1 million non-cash tax recovery due to reduced federal tax rates enacted in the fourth quarter 2007, net income for fourth quarter 2007 was $25.7 million ($0.53 per unit – basic). On a comparable basis, net income increased 30 percent in fourth quarter 2008 versus the same quarter in 2007.

SUBSEQUENT TO THE FOURTH QUARTER:

- On January 7, 2009, AltaGas acquired a wind development project for approximately $2 million. The development assets are located near Medicine Hat, Alberta and are expected to provide AltaGas with the potential to develop approximately 100 MW of wind power generation.
- On January 15, AltaGas invested $10 million to acquire a five percent equity position in Magma Energy Corp., a private company focused on the exploration, development and operation of geothermal energy projects. AltaGas also received the right to acquire a direct interest in certain future geothermal projects developed or acquired by the company. Magma Energy Corp. currently owns and operates an 8 MW geothermal energy plant in Nevada as well as a portfolio of geothermal exploration and development projects in the western United States, Argentina, Chile, Nicaragua and Peru.
- AltaGas successfully completed an equity offering of 6,100,000 Trust units at a price of $16.50 per Trust unit, representing gross proceeds of approximately $100 million. The proceeds from this issue were used to repay indebtedness.
- AltaGas secured commitments for a new $250 million credit facility with a syndicate of banks. The credit facility will be used to retire an existing $250 million credit facility that would have matured in September 2009. Closing of the new credit facility is expected during the first week of March 2009. The facility has an 18-month term expiring in August 2010.

AltaGas will hold a conference call today at 9 a.m. MT (11 a.m. ET) to discuss the fourth quarter and full year 2008 financial and operating results and other general issues and developments concerning the Trust.

Members of the media, investment community and other interested parties may dial 416-406-6419 or call toll-free at 1 888 575 8232. No pass code is required. Please note that the conference call will also be webcast. To listen, please connect here: http://events.onlinebroadcasting.com/altagas/022609/index.php.

Shortly after the conclusion of the call, a replay will be available by dialling 416-695 5800 or 1 800 408 3053. The passcode is 3282474. The replay expires at midnight (ET) on March 5, 2009. The webcast will be archived for one year.

Management's Discussion and Analysis

The audited consolidated annual financial statements and annual Management's Discussion and Analysis, which contains additional notes and disclosures, are expected to be filed with SEDAR on or about March 3, 2009, at which time a press release to that effect will be issued. The material will also be available on the AltaGas website on that same day (www.altagas.ca).

This news release contains forward-looking statements. When used in this news release the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among others things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements are set forth in respect of the Trust's overall capital outlook as it relates to the various projects under development by the Trust under the heading "Consolidated Outlook". In addition, such forward-looking statements are set forth under the headings "Gas Business Outlook", "Power Business Outlook" and "Capital Projects".

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties including without limitation, changes in market competition, governmental or regulatory developments, changes in tax legislation, general economic conditions and other factors set out in the Trust's public disclosure documents.

Many factors could cause the Trust's or any particular segment's actual results, performance or achievements to vary from those described in this MD&A, including without limitation those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in this MD&A herein should not be unduly relied upon. These statements speak only as of the date of this News Release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this MD&A are expressly qualified as cautionary statements.

Additional information relating to AltaGas can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, including its annual MD&A and audited financial statements, Annual Information Form, Information Circular, Business Acquisition Report and Proxy Statement, material change reports and press releases issued by the Trust, are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

CONSOLIDATED FINANCIAL RESULTS	Three Months Ended December 31		Years Ended December 31	
($ millions)	**2008**	2007	**2008**	2007
Revenue	**424.6**	336.5	**1,816.8**	1,428.4
Unrealized gains (losses) on risk management	**9.6**	(0.5)	**11.0**	1.1
Net revenue(1)	**125.8**	76.4	**476.5**	324.0
EBITDA(1)	**70.9**	40.3	**256.4**	173.7
EBITDA before unrealized gains on risk management(1)	**61.3**	40.8	**245.4**	172.6
Operating income(1)	**54.1**	28.9	**189.4**	126.6
Operating income before unrealized gains on risk management(1)	**44.5**	29.4	**178.4**	125.5
Net income	**39.6**	31.8	**163.6**	108.8
Net income before tax-adjusted unrealized gains on risk management(1)	**33.5**	32.5	**158.0**	109.3
Net income before tax(1)	**46.0**	26.0	**162.0**	114.7
Total assets	**2,163.6**	1,172.7	**2,163.6**	1,172.7
Total long-term liabilities	**857.5**	313.5	**857.5**	313.5
Net additions to capital assets	**47.5**	29.8	**808.0**	21.8
Distributions declared(2)	**38.7**	30.5	**147.1**	118.6
Cash flows				
Cash from operations	**37.7**	59.8	**205.4**	183.3
Funds from operations(1)	**53.8**	37.8	**217.1**	162.9

	Three Months Ended December 31		Years Ended December 31	
($ per unit)	**2008**	2007	**2008**	2007
EBITDA(1)	**0.99**	0.70	**3.73**	3.03
EBITDA before unrealized gains on risk management(1)	**0.86**	0.70	**3.57**	3.01
Net income - basic	**0.55**	0.55	**2.38**	1.90
Net income - diluted	**0.55**	0.55	**2.36**	1.89
Net income before tax-adjusted unrealized gains on risk management(1)	**0.47**	0.56	**2.30**	1.90
Net income before tax(1)	**0.64**	0.45	**2.35**	2.00
Distributions declared(2)	**0.54**	0.525	**2.125**	2.065
Cash flows				
Cash from operations	**0.53**	1.03	**2.98**	3.19
Funds from operations(1)	**0.75**	0.65	**3.16**	2.84
Units outstanding - basic (millions)				
During the period(3)	**71.6**	58.0	**68.8**	57.4
End of period	**71.9**	58.1	**71.9**	58.1

(1) *Non-GAAP financial measure. Please see previous public disclosures.*

(2) *Distributions declared of $0.18 per unit per month commencing in August 2008. From August 2007 to July 2008 distributions of $0.175 per unit per month were declared. From January 2007 to July 2007 distributions of $0.17 per unit per month were declared.*

(3) *Weighted average.*

CONSOLIDATED FINANCIAL REVIEW

Fourth Quarter

Financial results in fourth quarter 2008 were higher than the same quarter 2007 as net income increased by 25 percent. The gas business results represented strong operating performance from the increased asset base due to the acquisition of Taylor NGL Limited Partnership (Taylor) in January 2008. The power business also delivered strong results in the fourth quarter from higher power prices reflecting the impact of the Trust's disciplined hedging strategy, as well as higher spot power prices.

Net income for the three months ended December 31, 2008 was $39.6 million ($0.55 per unit - basic) compared to $31.8 million ($0.55 per unit - basic) for the same period in 2007. Excluding the after-tax gain of $6.1 million related to risk management contracts, net income for fourth quarter was $33.5 million ($0.47 per unit - basic). Excluding a $6.1 million non-cash tax recovery due to reduced federal tax rates enacted in fourth quarter 2007, net income for fourth quarter 2007 was $25.7 million ($0.44 per unit - basic).

In fourth quarter 2008, operating income across all segments increased 87 percent to $54.1 million from $28.9 million.

Operating income from the gas business was $25.0 million in fourth quarter 2008 compared to $16.4 million in same quarter 2007. Operating income increased primarily due to the larger energy infrastructure asset base as a result of the Taylor acquisition in January 2008, new facilities in the Field Gathering and Process (FG&P) segment and higher rates, partially offset by natural declines in certain FG&P operating areas. In the FG&P segment, planned downtime at Bantry and operational issues at Rainbow Lake resulted in $1.5 million impact on operating income.

In the power business, operating income was $32.5 million in fourth quarter 2008 compared to $20.4 million in fourth quarter 2007. Operating income increased due to higher power prices, lower PPA costs and higher contributions from gas-fired peaking plants, partially offset by higher transmission costs.

The operating loss in the corporate segment decreased primarily due to unrealized gains in the fair value of risk management contracts, partially offset by lower investment income and higher general and administrative costs due to the Taylor acquisition, overall escalating costs and higher costs to support the growth of the Trust including approximately $2.0 million in non-recurring costs.

On a consolidated basis, net revenue for fourth quarter 2008 was $125.8 million compared to $76.4 million in same quarter 2007. In the gas business, net revenue increased due to additional extraction, processing and transmission facilities and higher operating cost recoveries. These increases were partially offset by lower volume throughput in certain FG&P areas. In the power business, net revenue increased due to higher prices received on both spot sales and hedged volumes, lower PPA costs and higher contributions from gas-fired peaking plants, partially offset by higher transmission costs. In addition, an unrealized gain of $9.6 million related to the fair value of risk management contracts increased net revenue.

Operating and administrative expense for fourth quarter 2008 was $54.9 million, up from $36.2 million in same quarter in 2007. The increase was primarily a result of new and expanded facilities in the gas business and increased costs to support the growth of the Trust and overall escalating costs including approximately $2.0 million in non-recurring costs related to technology support.

Amortization expense for fourth quarter 2008 was $16.8 million compared to $11.4 million in the same quarter last year. The increase was due to the additional facilities acquired in 2008.

Interest expense for fourth quarter 2008 was $8.1 million compared to $2.9 million in same quarter 2007. The increase was due to higher average debt balances of $581.6 million in the fourth quarter of 2008 compared to $218.6 million for the same period in 2007 and higher average interest rates period-over-period. The average effective interest rate was 6.3 percent in fourth quarter 2008 compared to 5.5 percent for fourth quarter 2007 due to the Trust unwinding a bond forward hedge and recording incremental interest expense of approximately $2.0 million.

Income tax expense in fourth quarter 2008 was $6.4 million compared to income tax recovery of $5.8 million in the same period 2007. The increase was primarily due to $6.1 million related to the lower federal corporate income tax rates enacted in 2007, $3.2 million due to unrealized gains on risk management contracts, $1.5 million due to true up of tax asset balances and $1.4 million due to higher earnings.

Full Year 2008

Financial results for 2008 reflect the strong operating performance of AltaGas' energy infrastructure assets. In 2008 the Trust increased its assets by approximately $600 million as a result of the Taylor acquisition. The Trust also completed approximately $50 million of growth and enhancement initiatives in late 2008 at the Harmattan Complex. Net income increased by 50 percent year-over-year. The gas and power businesses each reported year-over-year operating income increases of 75 percent and 25 percent, respectively. The gas business reported strong results despite turnarounds at five extraction facilities in 2008, which resulted in lost revenues of $3.7 million, operating costs of $4.3 million, a major turnaround at one field processing facility which resulted in $1.0 million in lower operating income. The power business reported strong results due to higher power prices received on both spot and hedged sales as well as higher contributions from the gas-fired peaking plants. The Trust recorded higher interest costs due to the increased debt balance as a result of the Taylor acquisition and lower taxes primarily as a result of changes within the Trust's legal structure.

Net income in 2008 was $163.6 million ($2.38 per unit - basic) compared to $108.8 million ($1.90 per unit - basic) in 2007. Excluding a $11.8 million reduction in future tax liability related to changes in the Trust structure and a $5.6 million after-tax gain on risk management contracts, net income was $146.2 million ($2.13 per unit - basic). Excluding the Specified Investment Flow-Through (SIFT) tax of $5.4 million and a $6.1 million non-cash tax benefit due to the reduced federal tax rates recorded in 2007, net income in 2007 was $108.1 million ($1.88 per unit - basic).

Operating income across all segments increased by 50 percent to $189.4 million in 2008 compared to $126.6 million in 2007.

Operating income from the gas business was $103.6 million in 2008 compared to $59.3 million in 2007. In the power business, operating income was $117.9 million in 2008 compared to $94.6 million in 2007. In 2008 operating income from the gas and power businesses was 47 percent and 53 percent, respectively, of total business operating income compared to 39 percent and 61 percent, respectively, for 2007. The improved balance between the gas and power businesses reflects the impact of the Trust's strategy to have a more balanced portfolio of assets.

In the gas business, operating income increased mainly due to the larger energy infrastructure asset base as a result of the Taylor acquisition, higher rates and other revenues in FG&P and higher frac spreads, partially offset by lower throughput due to declines, planned and unplanned downtime in certain FG&P areas and lower volumes processed at the extraction plants owned prior to January 2008. The gas business reported strong results despite approximately $10.0 million impact of five extraction plant turnarounds, planned and unplanned downtime at some field processing facilities and a fire at the Harmattan Complex.

In the power business, operating income increased due to higher average power prices, higher contributions from the peaking plants, a deferral account settlement from the Alberta Electric System Operator (AESO) and a gain on the sale of one of the Trust's power development projects, partially offset by a more favourable 30-day rolling average power price (RAPP) in 2007, higher transmission costs and higher environmental compliance costs.

The operating loss in the corporate segment increased primarily due to higher costs to support the growth of the Trust, general cost escalations and lower investment income, partially offset by the unrealized gain reported on risk management contracts. In 2008 the Trust incurred approximately $2.0 million in non-recurring technology costs.

Consolidated net revenue for 2008 was $476.5 million compared to $324.0 million in 2007. In the gas business, net revenue increased due to the addition of extraction, processing and transmission facilities, higher operating cost recoveries, higher rates and other revenues in FG&P and higher frac spreads. These increases were partially offset by lower throughput in certain FG&P areas, the sale of non-core assets in mid-2007, lower fixed-price gas and transport sales and lower volumes processed at the extraction plants owned prior to January 2008. In the power business, net revenue increased due to higher average price received on the sale of power, higher contributions from the peaking plants, a deferral account settlement from the AESO and the gain on sale of a power development project, partially offset by a higher RAPP in 2007, higher transmission and environmental compliance costs.

Operating and administrative expense for 2008 was $220.1 million, compared to $150.3 million in 2007. The increase was due to costs related to new facilities, turnaround costs and higher compensation and administrative costs. Operating costs included approximately $8.0 million related to turnaround costs incurred during the year. Approximately 36 percent was recovered. Administrative costs included approximately $2.0 million in non-recurring technology costs.

Amortization expense for 2008 was $67.0 million, compared to $47.1 million in 2007. The increase was primarily due to new and expanded facilities in the gas business, partially offset by the disposition of non-core assets in second quarter of 2007.

Interest expense in 2008 was $27.4 million, compared to $11.9 million in 2007. The increase was primarily due to higher average debt balances of $581.0 million in 2008, compared to $234.9 million in 2007. The average borrowing rate for 2008 was 5.3 percent which was consistent with 2007. Included in interest expense in 2008 was approximately $2.0 million as a result of the termination of a bond forward contract.

Income tax recovery for 2008 was $1.6 million, compared to income tax expense of $5.9 million in 2007. Income tax expense was lower as a result of certain tax planning initiatives undertaken by management in 2008. The income tax expense was lower by $11.8 million as a result of applying a lower tax rate to the future income tax liability that arose from changes in the legal entity structure of the Trust. This internal reorganization had the added benefit of reducing income tax expense by $13.3 million through use of higher intercompany interest offset by income taxes of $12.0 million due to higher operating income. The lower 2008 income tax expense was partially offset by $2.3 million in current taxes from the sale of a power project, $1.7 million due to higher mark-to-market gains on risk management contracts and $1.5 million due to an adjustment for the tax asset basis of the Trust. For comparative purposes, the enactment of the Specified Investment Flow-Through (SIFT) tax during 2007 increased income tax expense by $5.3 million. Later in the same year, income tax expense was reduced by $5.4 million due to the federal income tax rate reductions.

Assuming a unit was held throughout 2008, for income tax purposes the Trust expects 87.7 percent of the total distributions declared in 2008 to be taxed as property income, 0.2 percent as dividend income and 12.1 percent as return of capital. For most unitholders, the return of capital amount will reduce the cost base of their Trust units for purposes of calculating the capital gains amount upon disposition of their units. Unitholders should seek independent tax advice in respect of the consequences to them of acquiring, holding and disposing of units.

Consolidated Outlook

AltaGas is well positioned to deliver another year of strong results in 2009, despite a challenging economic environment. The majority of the Trust's earnings are underpinned by long-term, fee-for-service, cost-of-service or minimum volume commitment contracts. To the extent that the Trust is exposed to frac spreads and power prices in Alberta, the Trust has a disciplined hedging strategy which mitigates the impact of frac spread and power price

volatility. The diversified suite of assets contributes to earnings stability as the impact of commodity price exposures in the gas and power businesses often offset each other. In the gas business results are expected to be flat in 2009 compared to 2008 as lower frac spreads are offset by the earnings and cash flow contribution from the 2008 and 2009 capital projects as well as fewer turnarounds and increased plant reliability. The power business results are expected to be lower based on the current forward spot price for power but partly offset by the contribution from the new peaking plants which came on line in late 2008 and the Bear Mountain Wind Park which is expected to be in service in November 2009.

The Trust is also well positioned to take advantage of growth opportunities as they arise. The $100 million equity issuance which closed on February 10, 2009 reduced the Trust's debt to total capitalization from 37.8 percent as at December 31, 2008 to 32 percent on a proforma basis. In February 2009, the Trust secured commitments for a new $250 million revolving and term credit facility to replace the Trust's $250 million credit facility that was scheduled to mature in September 2009. The new facility matures August 2010. The stronger balance sheet and increased liquidity and flexibility provide the Trust with the ability to capitalize on growth opportunities to enhance returns to unitholders at a time when other market participants may be capital constrained. AltaGas expects to term out a portion of its bank credit facilities in 2009 to further improve its financial liquidity and flexibility.

Gas Business Outlook

In 2009 the gas business is expected to deliver another year of strong results similar to 2008. Weakness in frac spreads and lower producer activity are expected to be offset by the contribution from capital expenditures at the Harmattan Complex, the Ethylene Delivery System (EDS) upgrade, the Sarnia Storage project, the expansion of the Pouce Coupe facility as well as opportunities to consolidate plants and grow volume throughput in areas that are experiencing drilling activity. In 2009 there is one planned turnaround in the FG&P segment expected to cost approximately $1 million compared to 2008 plant turnarounds in both FG&P and extraction which cost approximately $5 million. The gas business is also expected to benefit from initiatives such as the Bantry acid gas injection project and initiatives at the Harmattan Complex and Rainbow Lake facility which are expected to improve reliability and efficiency.

Power Business Outlook

In 2009 almost two-thirds of the power delivered to the Alberta Power Pool from the Sundance plant is hedged at $76 similar to hedge prices in 2008. Current lower spot prices in the mid-$70s range are expected to result in lower earnings on the unhedged volumes and management believes that the average power demand in Alberta will be relatively flat in 2009. The power business is also expected to incur higher costs as work progresses on developing its portfolio of renewable projects. The increased peaking capacity installed in late 2008 and the Bear Mountain Wind Park expected to be in service in November 2009 are expected to partially offset the lower earnings in the power business. Even with the lower spot prices, AltaGas expects the power business to have its second best year of financial performance.

GLOBAL MARKET CONDITIONS

Global financial markets have recently experienced severe turmoil; however AltaGas' financial position and ability to generate cash in the short and long terms from its operations remain strong. The Trust also has good access to capital markets. In February 2009, the Trust issued trust units for gross proceeds of approximately $100 million and secured commitments for a new $250 million revolving and term credit facility. AltaGas' access to capital markets was also demonstrated with its 2008 funding program which consisted of a trust unit issue valued at approximately $115 million in June 2008 and a $250 million credit facility in March 2008, which will be replaced with the new facility secured in February 2009. In addition, trust units issued under the Trust's Distribution Reinvestment and Optional Unit Purchase Plan (DRIP) are expected to raise approximately $35 million in 2009.

The Trust's liquidity position remains sound, underpinned by highly predictable cash flow from operations, as well as revolving bank lines of $750 million, of which $326 million was available as at December 31, 2008 and high participation in the DRIP. Subsequent to the equity issuance, the Trust has approximately $100 million in incremental

available bank lines.

Management has completed analyses of recent market conditions on both defined benefit pension plans and impairment testing for goodwill and intangible assets. All analyses concluded that no material adjustment is required.

CAPITAL PROJECTS

The outlook for 2009 capital expenditures is approximately $250 million with committed spending of approximately $200 million. The total of $250 million is expected to be split approximately 28 percent to gas and 72 percent to power projects. The majority of the $200 million of committed spending is to complete the construction of the Bear Mountain Wind Park.

Capital expenditures for 2010 have not yet been finalized. The Trust is pursuing many growth opportunities, however capital commitments for 2010 are subject to the economic environment and AltaGas' ability to create long-term unitholder value. As capital projects are approved and committed, AltaGas will update the capital outlook for 2010.

Gas Projects

Harmattan Co-stream Project

The proposed Harmattan Co-stream Project is expected to bring natural gas from the NOVA Gas Transmission Limited (NGTL) system to the Harmattan Complex for processing to recover ethane, propane, butane and condensate. The NGL Extraction Inquiry hearing held by the Alberta Energy Resources Conservation Board (ERCB) concluded at the end of September 2008 and the ERCB provided its ruling in February 2009. The ERCB has stated that proposed co-streaming and side-streaming projects, such as the Harmattan Co-stream Project, will be assessed on an individual basis by the ERCB. Furthermore, the entitlement to the NGL within the common-stream natural gas transported on Alberta-regulated gas transmission pipelines will be transferred over the next three years to receipt shippers who hold receipt capacity (capacity that gives the shipper the right to place natural gas on the NGTL system), rather than the current convention that gives export delivery transporters the rights to the NGL in the common stream. This change will provide AltaGas the opportunity to negotiate competitive pricing and terms to receipt shippers such that they can access the value of their NGL through the Harmattan Complex. With the NGL Inquiry now concluded, AltaGas will resubmit the application for its Harmattan Co-stream Project in the coming months. Upon approval, construction of the project will commence, requiring approximately 14 months to complete. The project, as currently envisioned, is expected to cost in the range of $100 million to $120 million and is expected to begin contributing to operating income in late 2010.

Power Projects

Hydroelectric

AltaGas is developing a portfolio of run-of-river hydroelectric projects in British Columbia. The largest of these is the 195-MW Forrest Kerr run-of-river hydroelectric project in northwest B.C. In addition AltaGas is in the early stages of developing the McLymont Creek (66 MW) and Volcano Creek (16 MW) run-of-river projects. These three projects were submitted to BC Hydro in late 2008 as part of the Clean Power Call competition to supply electricity. Management understands that BC Hydro intends to respond to the submission to the Clean Power Call by mid-2009. Should AltaGas be successful in contracting with BC Hydro for these projects, it is expected they will be in service sometime from 2014 through 2016.

AltaGas also has under development a number of smaller run-of-river hydroelectric projects in British Columbia with a combined capacity of approximately 70 MW.

Wind

Through a series of acquisitions, AltaGas has the potential of developing approximately 1,500 MW of wind power projects in western Canada and the northern and western United States. The portfolio of wind assets includes 200 MW in mature stage development, including Bear Mountain and 1,300 MW in early-stage development. Of the 1,500 MW total potential development, 600 MW are in Canada and the remainder are in the United States.

RESULTS OF OPERATIONS BY SEGMENT

Operating Income	Three Months Ended December 31		Years Ended December 31	
($ millions)	**2008**	2007	**2008**	2007
Extraction and Transmission	**22.2**	11.9	**83.8**	39.1
Field Gathering and Processing	**3.1**	4.5	**20.4**	18.2
Energy Services	**(0.3)**	-	**(0.6)**	2.0
Power Generation	**32.5**	20.4	**117.9**	94.6
Corporate	**(3.4)**	(7.9)	**(32.1)**	(27.3)
	54.1	28.9	**189.4**	126.6

EXTRACTION AND TRANSMISSION

The Extraction and Transmission (E&T) segment consists of interests in six ethane and NGL extraction plants, five natural gas and three NGL transmission systems. As a result of the Taylor acquisition in January 2008, AltaGas added an interest in the Younger Extraction Plant in British Columbia, acquired the Harmattan Complex, the EDS and Joffre Feedstock Pipeline (JFP) in Alberta and increased its ownership in the Joffre Extraction Plant to 100 percent from 50 percent.

Financial Results	Three Months Ended December 31		Years Ended December 31	
($ millions)	**2008**	2007	**2008**	2007
Revenue	**98.1**	39.3	**430.1**	142.9
Net revenue	**42.7**	19.3	**176.2**	67.4
Operating and administrative expense	**13.7**	5.5	**65.1**	20.3
Amortization expense	**6.8**	1.9	**27.3**	8.0
Operating income	**22.2**	11.9	**83.8**	39.1

Operating Statistics	Three Months Ended December 31		Years Ended December 31	
	2008	2007	**2008**	2007
Extraction inlet gas processed (Mmcf/d)[1]	**790**	534	**801**	436
Extraction ethane volumes (Bbls/d)[1]	**23,892**	14,259	**24,795**	13,355
Extraction NGL volumes (Bbls/d)[1]	**11,534**	6,921	**12,242**	6,752
Total extraction volumes (Bbls/d)[1]	**35,426**	21,180	**37,037**	20,107
Frac spread - realized ($/Bbl)[1][2]	**28.41**	29.03	**26.97**	21.38
Frac spread - average spot price ($/Bbl)[1]	**18.58**	31.84	**28.79**	22.48
Transmission volumes (Mmcf/d)[1][3]	**367**	403	**379**	407

(1) *Average for the period.*

(2) *AltaGas reports an indicative frac spread or NGL margin, expressed in dollars per barrel of NGL, which is derived from Edmonton postings for propane, butane and condensate and the daily AECO natural gas price.*

(3) *Excludes natural gas liquids pipeline volumes.*

Fourth Quarter

In fourth quarter 2008, the E&T segment accounted for approximately 39 percent of operating income from the operating segments compared to 32 percent in fourth quarter 2007. Operating income in fourth quarter 2008 was $22.2 million compared to $11.9 million reported for the same period in 2007. The primary contributor to the increase in operating income was the addition of new extraction and transmission facilities with the Taylor acquisition.

In fourth quarter 2008, average spot frac spreads declined to $18.58/Bbl from $36.92 in third quarter 2008. AltaGas' hedging strategy mitigated the impact of the volatility in spot frac spread and resulted in realized frac spread for fourth

quarter of $28.41/Bbl. The overall impact of lower frac spread on volumes from assets owned prior to the Taylor acquisition was $1.6 million. As a result of contractual arrangements in place, AltaGas was able to shut-in production of NGL at plants where it was uneconomic to produce. Production was shut in at the JEEP facility in December and a turnaround originally scheduled for second quarter 2009 was completed in December. The cost of the turnaround was $0.7 million, approximately 70 percent of which was recovered from customers.

Average ethane and NGL volumes in the extraction business increased 67 percent in fourth quarter 2008 compared to same quarter 2007, mainly due to the addition of the Harmattan Complex, Younger Extraction Plant and the remaining 50 percent ownership in the Joffre Extraction Plant. Natural gas volumes transported in the transmission business during the fourth quarter 2008 decreased from the same quarter in 2007 due to lower volumes moved on the Suffield system. However, in the transmission business, pipeline throughput has minimal impact on the financial results due to cost-of-service and take-or-pay contractual arrangements in place.

Net revenue in fourth quarter 2008 more than doubled to $42.7 million, up from $19.3 million in the same period in 2007. Net revenue increased by $20.5 million primarily as a result of the extraction and transmission assets acquired with Taylor.

Operating and administrative expense in fourth quarter 2008 was $13.7 million compared to $5.5 million for the same period in 2007. The increase was mainly due to the costs incurred to operate the new facilities.

Amortization expense in fourth quarter 2008 was $6.8 million compared to $1.9 million for the same period in 2007. The increase was due to additional assets from the Taylor acquisition.

Full Year 2008

Operating income in the E&T segment for 2008 was $83.8 million compared to $39.1 million in 2007. The primary contributors to the increase in operating income was the addition of new extraction and transmission facilities with the Taylor acquisition in January 2008, higher realized frac spreads and increased rates, partially offset by lower volumes processed at the extraction plants owned prior to January 2008. Plant turnarounds and a fire at the Harmattan Complex in 2008 resulted in lower operating income of approximately $8.5 million.

In 2008, average ethane and NGL volumes increased primarily as a result of the addition of the Harmattan Complex, Younger Extraction Plant and the remaining 50 percent ownership in the Joffre Extraction Plant offset by lower volumes processed at the extraction plants owned prior to January 2008. Transmission volumes decreased slightly in 2008 due to lower volumes on the Suffield system.

Net revenue in 2008 was $176.2 million, up substantially from $67.4 million in 2007. Net revenue increased by $111.5 million primarily as a result of the extraction and transmission assets acquired with Taylor, $1.5 million due to higher realized frac spreads, $0.9 million due to the Cold Lake Expansion completed in 2007 and $0.6 million due to increased transmission rates. These increases were partially offset by $2.3 million in lower volumes at the extraction plants owned prior to January 2008.

Operating and administrative expense in 2008 was $65.1 million compared to $20.3 million in 2007. The increase was mainly due to the costs incurred to operate the Taylor assets acquired in first quarter 2008. Included in operating expense is $4.1 million due to turnaround costs and $0.5 million as a result of the fire at the Harmattan Complex.

Amortization expense in 2008 was $27.3 million compared to $8.0 million in 2007. The increase was due to the Taylor acquisition in January 2008.

FIELD GATHERING AND PROCESSING

The FG&P segment includes natural gas gathering pipelines and processing facilities. In January 2008 AltaGas added three interconnected processing facilities, Retlaw, Enchant and Turin and related gathering systems (RET) with processing capacity of 150 Mmcf/d as a result of the Taylor acquisition.

Financial Results	Three Months Ended December 31		Years Ended December 31	
($ millions)	**2008**	2007	**2008**	2007
Revenue	**35.1**	31.7	**154.4**	135.1
Net revenue	**33.6**	29.4	**143.9**	127.4
Operating and administrative expense	**23.3**	18.5	**95.4**	83.3
Amortization expense	**7.2**	6.4	**28.1**	25.9
Operating income	**3.1**	4.5	**20.4**	18.2

Operating Statistics	Three Months Ended December 31		Years Ended December 31	
	2008	2007	**2008**	2007
Capacity (Mmcf/d)(1)	**1,172**	1,023	**1,172**	1,023
Throughput (gross Mmcf/d)(2)	**521**	511	**541**	527
Capacity utilization (%)(2)	**44**	50	**46**	52
Average working interest (%)(1)	**92**	91	**92**	91

(1) *As at the end of the reporting period.*

(2) *Average for the period.*

Fourth Quarter

Operating income in the FG&P segment for fourth quarter 2008 was $3.1 million compared to $4.5 million for the same quarter of 2007. Operating income decreased due to lower volumes, higher expenses, the impact of cold weather and an outage of a downstream pipeline. This was partially offset by the addition of new plants and higher rates.

Processing capacity increased by 150 Mmcf/d mainly as a result of the addition of the RET facility. Utilization reported in fourth quarter 2008 was 44 percent compared to 50 percent reported in fourth quarter 2007 primarily due to lower utilization at the new plants, as well as lower throughput at some previously owned facilities.

Throughput in fourth quarter 2008 averaged 521 Mmcf/d compared to 511 Mmcf/d fourth quarter 2007. The 2 percent increase was primarily due to the addition of new plants and additional well tie-ins, partially offset by natural declines downstream outages, unusually cold weather resulting in unplanned outages and planned downtime at Bantry to complete the acid gas injection project.

Net revenue for the FG&P segment was $33.6 million in fourth quarter 2008 compared to $29.4 million for the same period in 2007. Net revenue increased due to $4.6 million from new facilities, $1.9 million due to higher operating cost recoveries and $0.3 million from rate increases and higher other facility service revenues. These increases were partially offset by $1.6 million as a result of lower volumes due to natural declines, operational downtime due to cold weather and $1.0 million in lower FSR and other revenues.

Operating and administrative expense in fourth quarter 2008 was $23.3 million compared to $18.5 million for the same quarter in 2007. The increase was due to the addition of new facilities, higher plant repairs and maintenance and administrative expenses.

Amortization expense for the FG&P segment in fourth quarter 2008 was $7.2 million compared to $6.4 million for the same period in 2007. The increase was due to additional facilities and the full quarter impact of Acme and Corbett Creek plants.

Full Year 2008
Operating income in the FG&P segment was $20.4 million in 2008 compared to $18.2 million in 2007. The increase was due to the contribution from new facilities, higher rates and other facility service revenues, partially offset by lower throughput, higher expenses and the sale of Ikhil Joint Venture.

Throughput in 2008 averaged 541 Mmcf/d compared to 527 Mmcf/d in 2007. The increase was primarily due to the acquisition of new plants and additional well tie-ins, partially offset by natural declines, lower producer activity, and scheduled and unscheduled plant outages.

Throughput volumes decreased 19 Mmcf/d in the North District due to general decline and plant turnaround at Rainbow Lake (6 Mmcf/d), lower volumes due to a fire February 13, 2008 followed by a plant shutdown until May 9 at Clear Hills (4 Mmcf/d), general declines in Cold Lake (3 Mmcf/d), and Pouce Coupe operating areas and the sale of Ikhil (1 Mmcf/d), partially offset by increased volumes at Clear Prairie (3 Mmcf/d). Throughput volumes in the South District increased due to the acquisition of RET (55 Mmcf/d), a new plant at Acme (4Mmcf/d) and higher volumes at Bonnie Glen (2 Mmcf/d). These increases were offset by combined volume declines at Bantry and Princess and some volumes being diverted due to plant shut-in on February 12, 2008 at Princess (9 Mmcf/d), volume declines and lower tie-ins at Central Border (7 Mmcf/d) and Kirkpatrick (2 Mmcf/d), volume declines at South Foothills (4 Mmcf/d) and Alder Flats (2 Mmcf/d).

Net revenue in the FG&P segment was $143.9 million in 2008 compared to $127.4 million in 2007. The increase was due to $17.6 million from new facilities, $6.8 million due to higher operating cost recoveries, $1.2 million from increased rates and higher other facility service revenues. These increases were partially offset by $6.8 million due to lower throughput resulting from volume declines, lower producer drilling activity and operational downtime, as well as $2.7 million from the sale of the Ikhil Joint Venture.

Operating and administrative expense in the FG&P segment in 2008 was $95.4 million compared to $83.3 million in 2007. The increase was mainly attributable to $9.0 million for new facilities and $4.2 million due to higher expenses primarily due to the Rainbow Lake turnaround, of which 77 percent was recovered. These increases were partially offset by $1.2 million in lower expenses from the sale of the Ikhil Joint Venture.

Amortization expense in the FG&P segment in 2008 was $28.1 million compared to $25.9 million in 2007. The increase was due to new and expanded facilities, partially offset by the sale of the Ikhil Joint Venture in 2007.

ENERGY SERVICES
The Energy Services segment consists of two main businesses: an energy management business providing energy consulting and supply management services and arranging gas and power contracts for non-residential end-users; and a gas services business buying and reselling natural gas, transportation and storage. The segment previously included a small portfolio of oil and natural gas production assets that were sold effective May 31, 2007.

Financial Results	Three Months Ended December 31		Years Ended December 31	
($ millions)	**2008**	2007	**2008**	2007
Revenue	**233.8**	227.2	**1,058.7**	1,022.5
Net revenue	**3.3**	4.0	**14.1**	20.9
Operating and administrative expense	**3.2**	3.5	**12.7**	15.6
Amortization expense	**0.4**	0.6	**2.0**	3.3
Operating income	**(0.3)**	-	**(0.6)**	2.0

Operating Statistics	Three Months Ended December 31		Years Ended December 31	
	2008	2007	**2008**	2007
Energy management service contracts[1]	**1,711**	1,466	**1,711**	1,466
Average volumes transacted (GJ/d)[2]	**291,353**	393,936	**302,392**	388,217

(1) *Active energy management service contracts at the end of the reporting period.*

(2) *Average for the period. Includes volumes marketed directly, volumes transacted on behalf of other operating segments, and volumes sold in gas exchange transactions.*

Fourth Quarter

Operating loss in the Energy Services segment in fourth quarter 2008 was $0.3 million compared to a nil operating income for the same quarter in 2007. Operating income decreased as a result of $0.3 million in lower fixed-price gas and transport sales.

Net revenue in fourth quarter 2008 was $3.3 million compared to $4.0 million for the same period in 2007. Net revenue decreased as a result of $0.7 million due to lower fixed-price gas and transport sales and lower volumes.

Full Year 2008

The Energy Services segment reported an operating loss of $0.6 million in 2008 compared to operating income of $2.0 million in 2007. The decrease was due to the $1.6 million gain reported on the sale of oil and natural gas production assets in second quarter 2007, lower fixed-price gas and transport sales, declining volumes and a one-time cost for commissions paid to a trade association related to 2007. The decreases were partially offset by a one-time pricing adjustment and lower operating and administrative expenses.

Net revenue was $14.1 million in 2008 compared to $20.9 million in 2007. The decrease included $4.4 million from the sale of oil and natural gas assets in second quarter 2007 and $3.5 million due to lower fixed-price gas and transport sales and declining volumes, partially offset by a $0.8 million one-time pricing adjustment.

POWER GENERATION

The Power Generation segment comprises approximately 392 MW of total power generation capacity in Alberta through a 50 percent ownership interest in the Sundance B power purchase arrangements and a capital lease for 25 MW of gas-fired power peaking capacity. In addition, gas-fired peaking plants at Bantry and Parkland have been installed with generating capacity of 14 MW. The segment also includes a 25 percent interest in a 7-MW run-of-river hydroelectric generation facility in British Columbia acquired in January 2008 with the Taylor acquisition.

Financial Results	Three Months Ended December 31		Years Ended December 31	
($ millions)	**2008**	2007	**2008**	2007
Revenue	**58.2**	45.8	**223.5**	182.5
Net revenue	**35.9**	22.9	**129.0**	104.2
Operating and administrative expense	**1.5**	0.6	**3.7**	2.1
Amortization expense	**1.9**	1.9	**7.4**	7.5
Operating income	**32.5**	20.4	**117.9**	94.6

Operating Statistics

	Three Months Ended December 31		Years Ended December 31	
	2008	2007	**2008**	2007
Volume of power sold (GWh)	**664**	673	**2,623**	2,661
Average price received on the sale of power ($/MWh)(1)	**87.30**	68.07	**84.51**	68.59
Alberta Power Pool average spot price ($/MWh)(1)	**95.18**	61.75	**89.95**	66.84

(1) *Average for the period.*

Fourth Quarter

Operating income in the Power Generation segment in fourth quarter 2008 was $32.5 million compared to $20.4 million for the same quarter in 2007. Operating income increased as a result of higher spot and hedge power prices, lower PPA costs and higher contributions from gas-fired peaking plants. These increases were partially offset by higher transmission costs.

Net revenue in fourth quarter 2008 was $35.9 million compared to $22.9 million for the same period in 2007. Net revenue increased $8.4 million due to higher spot prices, $2.5 million due to higher prices on hedged volumes, $1.6 million in lower PPA costs and $1.5 million due to higher contributions from gas-fired peaking plants. These increases were partially offset by $0.7 million due to higher transmission costs.

Operating and administrative expense was $1.5 million in fourth quarter 2008 compared to $0.6 million for the same period in 2007. The increase was primarily due to repairs on a peaking plant and administrative costs related to the development of run-of-river projects.

Amortization expense of $1.9 million in fourth quarter 2008 was consistent with the same period in 2007.

Full Year 2008

Operating income in the power business for 2008 was $117.9 million compared to $94.6 million in 2007. The increase was due to higher prices received on both spot and hedged sales, higher contributions from peaking plants, an AESO deferral account settlement, and a gain from the sale of a power project under development, partially offset by higher PPA costs, higher transmission costs and higher costs to comply with Alberta's Specified Gas Emitters Regulation (SGER).

Net revenue for 2008 was $129.0 million compared to $104.2 million in 2007. The increase included $27.1 million due to higher prices received on higher hedged volumes, $9.7 million from higher prices received on spot sales, $2.7 million in higher contributions from the gas-fired peaking plants, $1.8 million from an AESO deferral account settlement and $1.6 million from the sale of a power development project. These increases were partially offset by $8.6 million due to a favourable RAPP received in 2007 as compared to 2008, $5.3 million as a result of higher transmission costs, $3.2 million of higher costs incurred to comply with Alberta's SGER which came into effect mid-2007 and $0.9 million in other variable costs.

Operating and administrative expense of $3.7 million in 2008 was higher than the $2.1 million reported in 2007, primarily due to operating and maintenance services AltaGas began providing to the leased peaking plants in March 2007, operating and maintenance costs incurred on the Bantry and Parkland generators, which came on-line in 2008, and administrative costs related to the development of run-of-river projects.

Amortization expense of $7.4 million in 2008 was similar to 2007.

CORPORATE

The Corporate segment includes the cost of providing corporate services and general corporate overhead, investments in public and private entities and the effects of changes in the value of risk management assets and liabilities. Management makes operating decisions and assesses performance of its operating segments based on realized results and key financial metrics such as return on equity, and return on capital without the impact of the volatility in commodity prices and foreign exchange rates. Management monitors the impact of mark-to-market accounting as part of the consolidated entity as risk is managed on a portfolio basis. Consequently, the impact of mark-to-market accounting on net income is reported and monitored in the Corporate segment.

Financial Results	Three Months Ended December 31		Years Ended December 31	
($ millions)	**2008**	2007	**2008**	2007
Revenue	**0.5**	1.6	**1.9**	5.0
Unrealized gains on risk management	**9.6**	(0.5)	**11.0**	1.1
Net revenue	**10.1**	1.1	**12.9**	6.2
Operating and administrative expense	**13.0**	8.4	**42.8**	31.2
Amortization expense	**0.5**	0.6	**2.2**	2.3
Operating loss	**(3.4)**	(7.9)	**(32.1)**	(27.3)
Operating loss before unrealized gains on risk management	**(13.0)**	(7.4)	**(43.1)**	(28.4)

Fourth Quarter

The operating loss for fourth quarter 2008 was $3.4 million compared to $7.9 million for the same period in 2007. The decreased loss was mainly due to unrealized gains on risk management contracts and a write-off of a development project in 2007, partially offset by lower investment income from Taylor which is now reported in the operating segments.

Net revenue was $10.1 million for the fourth quarter in 2008 compared to $1.1 million in fourth quarter 2007. Net revenue increased due to $9.6 million in higher unrealized gains on risk management contracts, partially offset by $0.7 million primarily due to lower investment income as AltaGas no longer reports investment income from Taylor in the Corporate segment.

Operating and administrative expense for fourth quarter 2008 was $13.0 million compared to $8.4 million for the same period in 2007. The increase was primarily due to higher compensation of approximately $2.5 million, professional services and rent expense. In fourth quarter 2008, the Trust reported approximately $2.0 million in non-recurring information technology costs.

Amortization expense for fourth quarter 2008 was similar to the same quarter 2007.

Full Year 2008

The operating loss for 2008 was $32.1 million compared to $27.3 million in 2007. The increased loss was due to higher operating and administrative costs and lower investment income from Taylor, partially offset by unrealized gains on risk management contracts.

Net revenue was $12.9 million for 2008 compared to $6.2 million in 2007. The increase was due to $9.9 million higher unrealized gains on risk management contracts partially offset by lower investment income of $2.6 million from Taylor and $0.6 million in lower interest income.

Operating and administrative expense was $42.8 million in 2008 compared to $31.2 million in 2007. The increase was primarily due to higher compensation costs of approximately $7.0 million, higher information technology costs of approximately $2.5 million, $2.0 million of which is non-recurring and higher rent of approximately $1.5 million.

Amortization expense for 2008 was similar to 2007.

Corporate Outlook

Excluding the impact of mark-to-market accounting, the operating loss for 2009 is expected to be similar to 2008. Operating and administrative expenses are expected to increase by approximately five percent but is expected to be offset by lower costs related to business development activities which are borne by the operating segments in 2009.

The effects of risk management contracts are based on estimates relating to commodity prices and foreign exchange rates over time. The actual amounts will vary based on these drivers and management is therefore unable to predict the impact of financial instruments. However, the impact of the accounting standards is expected to be relatively low as the Trust uses financial instruments to manage exposure to commodity price fluctuations and to buy and sell gas and power with locked-in margins. The Trust does not execute financial instruments for speculative purposes.

INVESTED CAPITAL

During fourth quarter 2008 AltaGas acquired capital assets, long-term investments and other assets of $45.1 million compared to $32.5 million in fourth quarter 2007. The increase was mainly due to the EDS Pipeline expansion and Bear Mountain capital projects. Year-to-date December 31, 2008, AltaGas acquired capital assets, long-term investments and other assets totalling $824.8 million compared to $86.1 million in 2007 which included mainly the acquisition of Taylor, renewable power projects, the construction of Bear Mountain Wind Park and capital projects at Harmattan. During 2008, the sale of excess equipment, the power development project and the reduction of the carrying value of the Trust's investment in Taylor prior to the acquisition resulted in a reduction of net invested capital of $63.6 million.

Net Invested Capital - Investment Type

Three Months Ended December 31, 2008

($ millions)	E&T	FG&P	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Capital assets	18.4	12.0	0.5	16.2	1.9	49.0
Long-term investments and other assets	-	-	-	(4.2)	0.3	(3.9)
	18.4	12.0	0.5	12.0	2.2	45.1
Disposals:						
Capital assets	(0.1)	(1.4)	-	-	-	(1.5)
Net invested capital	18.3	10.6	0.5	12.0	2.2	43.6

Net Invested Capital - Investment Type

Year Ended December 31, 2008

($ millions)	E&T	FG&P	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Capital assets	610.9	63.9	0.3	141.7	6.6	823.4
Long-term investments and other assets	-	-	-	0.7	0.7	1.4
	610.9	63.9	0.3	142.4	7.3	824.8
Disposals:						
Capital assets	(0.1)	(10.1)	-	(5.2)	-	(15.4)
Long-term investments and other assets	-	-	-	-	(48.2)	(48.2)
Net invested capital	610.8	53.8	0.3	137.2	(40.9)	761.2

Net Invested Capital - Investment Type

Three Months Ended December 31, 2007

($ millions)	E&T	FG&P	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Capital assets	0.3	15.3	1.0	12.7	0.8	30.1
Long-term investments and other assets	-	-	-	-	2.4	2.4
	0.3	15.3	1.0	12.7	3.2	32.5
Disposals:						
Capital assets	-	(0.3)	-	-	-	(0.3)
Net invested capital	0.3	15.0	1.0	12.7	3.2	32.2

Net Invested Capital - Investment Type

Year Ended December 31, 2007

($ millions)	E&T	FG&P	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Capital assets	5.0	29.1	9.8	22.0	2.3	68.2
Long-term investments and other assets	-	-	-	(0.5)	18.4	17.9
	5.0	29.1	9.8	21.5	20.7	86.1
Disposals:						
Capital assets	(0.3)	(15.9)	(30.2)	-	-	(46.4)
Long-term investments and other assets	-	-	-	-	-	-
Net invested capital	4.7	13.2	(20.4)	21.5	20.7	39.7

The Trust categorizes its invested capital into maintenance, growth and administration.

Maintenance capital expenditures were $1.2 million in fourth quarter 2008 compared to $0.3 million in the same period in 2007 due to various maintenance programs in the FG&P segment. Growth capital of $41.5 million was incurred in fourth quarter 2008 (fourth quarter 2007 - $31.5 million) which included the construction of Bear Mountain Wind project, various extraction, transmission, and field gathering and processing projects, hydroelectric power projects under development, installation of the new power peaking equipment and the development of the Sarnia storage project. Administrative capital for the fourth quarter was $2.4 million compared to $0.7 million in the same period of 2007.

Maintenance capital expenditures were $3.7 million in 2008 compared to $5.7 million in 2007. Growth capital of $813.5 million was expended in 2008 (2007 - $56.2 million) which was largely composed of $592.0 million for the Taylor acquisition, $48.7 million for the Bear Mountain Wind Project, $53.9 million for extraction and transmission facilities, $29.6 million for field gathering and processing facilities, $80.0 million for renewable power projects, $9.0 million on the installation of the new power peaking equipment and $0.2 million for the development of the Sarnia storage. Administrative capital expenditures of $7.6 million in 2008 were significantly lower than the $24.2 million recorded in 2007. The decrease was due to $12.5 million recorded in 2007 as a result of accounting for the Trust's investment in Taylor from the equity to the cost method and reclassing the investment as available-for-sale and $9.2 million promissory note received from the sale of oil and natural gas production assets in 2007. The growth capital has been financed through increased long-term debt.

Invested Capital - Use [(1)]

Three Months Ended December 31, 2008

($ millions)	E&T	FG&P	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Maintenance	-	1.2	-	-	-	1.2
Growth	18.5	10.5	0.5	12.0	-	41.5
Administrative	-	0.2	-	-	2.2	2.4
Invested capital	18.5	11.9	0.5	12.0	2.2	45.1

(1) *Certain maintenance and growth capital expenditures have been reclassed between segments.*

Invested Capital - Use

Year Ended December 31, 2008

($ millions)	E&T	FG&P	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Maintenance	1.5	2.2	-	-	-	3.7
Growth	609.5	59.3	0.2	142.4	2.1	813.5
Administrative	-	2.3	0.1	-	5.2	7.6
Invested capital	611.0	63.8	0.3	142.4	7.3	824.8

Invested Capital - Use

Three Months Ended December 31, 2007

($ millions)	E&T	FG&P	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Maintenance	0.3	-	-	-	-	0.3
Growth	-	14.4	1.0	12.7	3.4	31.5
Administrative	-	0.9	-	-	(0.2)	0.7
Invested capital	0.3	15.3	1.0	12.7	3.2	32.5

Invested Capital - Use

Year Ended December 31, 2007

($ millions)	E&T	FG&P	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Maintenance	1.7	4.0	-	-	-	5.7
Growth	3.3	23.3	9.3	21.5	(1.2)	56.2
Administrative	-	1.8	0.5	-	21.9	24.2
Invested capital	5.0	29.1	9.8	21.5	20.7	86.1

SUBSEQUENT EVENTS

Acquisition of Glenridge Wind Development Project

On January 7, 2009 AltaGas acquired the Glenridge Wind Development Project for $2.2 million. The development assets are located near Medicine Hat, Alberta and are expected to provide AltaGas with the potential to develop approximately 100 MW of wind power generation.

Financing

On January 27, 2009 AltaGas entered into an agreement with a syndicate of underwriters, co-led by TD Securities Inc. and Clarus Securities Inc. under which the underwriters have agreed to purchase from AltaGas and sell to the public 6,100,000 trust units at a purchase price of $16.50 per unit. On February 10, 2009 AltaGas announced the closing of the offering resulting in gross proceeds of approximately $100 million. The net proceeds from the offering will be used to reduce indebtedness. The offering forms part of a comprehensive debt and equity financing plan which includes the equity offering as well as a new syndicated revolving and term credit facility. The new facility replaces the Trust's $250 million, 18-month credit facility expiring in September 2009.

Investment in Magma Energy Corp.

On January 15, 2009 AltaGas invested $10 million to acquire approximately a five percent equity position in Magma Energy Corp., a private company focused on the exploration, development and operation of geothermal energy projects. AltaGas also received the right to acquire a direct interest in certain future geothermal projects developed or acquired by the company. Magma Energy Corp. currently owns and operates an 8 MW geothermal energy plant in Nevada as well as a portfolio of geothermal exploration and development projects in the western United States, Argentina, Chile, Nicaragua and Peru.

Consolidated Balance Sheets SEC File # 82-34911

(unaudited)

As at December 31 *($ thousands)*	2008	2007
ASSETS		
Current assets		
Cash and cash equivalents	**$ 18,304**	$ 12,451
Accounts receivable	**220,280**	191,879
Inventory	**775**	130
Customer deposits	**24,017**	24,369
Risk management	**118,166**	52,308
Other current assets	**7,705**	9,714
	389,247	290,851
Capital assets	**1,436,686**	682,322
Energy arrangements, contracts and relationships	**138,913**	95,716
Goodwill	**143,840**	18,260
Risk management	**37,131**	21,056
Long-term investments and other assets	**17,744**	64,509
	$ 2,163,561	$ 1,172,714
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**$ 198,232**	$ 177,802
Distributions payable to unitholders	**12,943**	10,167
Short-term debt	**4,493**	3,551
Current portion of long-term debt	**1,363**	1,234
Customer deposits	**24,017**	24,369
Deferred revenue	**2,777**	1,718
Risk management	**82,832**	46,345
Other current liabilities	**21,927**	9,321
	348,584	274,507
Long-term debt	**559,412**	215,949
Asset retirement obligations	**41,708**	18,811
Future income taxes	**211,256**	58,229
Risk management	**22,644**	17,582
Convertible debentures	**16,682**	-
Other long-term liabilities	**5,833**	2,948
	1,206,119	588,026
Unitholders' equity	**957,442**	584,688
	$ 2,163,561	$ 1,172,714

See accompanying note to the Consolidated Financial Statements.

Consolidated Statements of Income and Accumulated Earnings

(unaudited)

($ thousands except per unit amounts)	Three months ended December 31 2008	2007	Year ended December 31 2008	2007
REVENUE				
Operating	**$ 414,466**	$ 335,401	**$ 1,803,928**	$ 1,422,242
Unrealized gain (loss) on risk management	**9,600**	(502)	**10,986**	1,115
Other	**491**	1,583	**1,881**	5,037
	424,557	336,482	**1,816,795**	1,428,394
EXPENSES				
Cost of sales	**298,773**	260,048	**1,340,318**	1,104,399
Operating and administrative	**54,944**	36,150	**220,131**	150,297
Amortization:				
Capital assets	**14,275**	9,491	**57,075**	39,477
Energy arrangements, contracts and relationships	**2,491**	1,903	**9,903**	7,614
	370,483	307,592	**1,627,427**	1,301,787
Interest expense				
Short-term debt	**2,321**	222	**2,632**	491
Long-term debt	**5,735**	2,683	**24,767**	11,394
Income before income taxes	**46,018**	25,985	**161,969**	114,722
Income tax expense (recovery)				
Current income tax	**(65)**	297	**2,328**	297
Future income tax	**6,456**	(6,115)	**(3,930)**	5,631
Net income	**39,627**	31,803	**163,571**	108,794
Accumulated earnings, beginning of period	**634,356**	478,609	**510,412**	401,618
Accumulated earnings, end of period	**$ 673,983**	$ 510,412	**$ 673,983**	$ 510,412
Net income per unit				
Basic	**$ 0.55**	$ 0.55	**$ 2.38**	$ 1.90
Diluted	**$ 0.55**	$ 0.55	**$ 2.36**	$ 1.89
Weighted average number of units outstanding (thousands)				
Basic	**71,610**	57,960	**68,813**	57,382
Diluted	**72,506**	57,991	**69,704**	57,420

See accompanying note to the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income and Accumulated Other Comprehensive Income

(unaudited)

($ thousands)	Three months ended December 31 2008	2007	Year ended December 31 2008	2007
Net income	**$ 39,627**	$ 31,803	**$ 163,571**	$ 108,794
Other comprehensive income (loss), net of tax				
Unrealized net gain (loss) on available-for-sale financial assets	**-**	6,614	**-**	17,902
Unrealized net gain on derivatives designated as cash flow hedges	**19,736**	5,449	**20,560**	7,051
Reclassification of available-for-sale financial asset as result of business acquisition	**-**	-	**(17,873)**	-
Reclassification to net income of net gain (loss) on derivatives designated as cash flow hedges pertaining to prior periods	**(700)**	2,381	**1,686**	4,850
	19,036	14,444	**4,373**	29,803
Comprehensive income	**$ 58,663**	$ 46,247	**$ 167,944**	$ 138,597
Accumulated other comprehensive income, beginning of period	**$ 12,506**	$ 12,725	**$ 27,169**	-
Adjustment resulting from adoption of new financial instrument accounting standards	**-**	-	**-**	(2,634)
Other comprehensive income, net of tax	**19,036**	14,444	**4,373**	29,803
Accumulated other comprehensive income, end of period	**$ 31,542**	$ 27,169	**$ 31,542**	$ 27,169

See accompanying note to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(unaudited)

($ thousands)	Three months ended December 31 2008	2007	Year ended December 31 2008	2007
Cash from operations				
Net income	**$ 39,627**	$ 31,803	**$ 163,571**	$ 108,794
Items not involving cash:				
Amortization	**16,766**	11,395	**66,978**	47,091
Accretion of asset retirement obligations	**509**	208	**2,302**	1,474
Unit-based compensation	**87**	94	**387**	553
Future income tax expense (recovery)	**6,456**	(6,115)	**(3,930)**	5,631
(Gain) loss on sale of assets	**(320)**	239	**(2,045)**	57
Equity income	**(972)**	(610)	**(1,388)**	(2,274)
Distributions from equity investments	**82**	-	**291**	1,490
Unrealized gain on risk management	**(9,600)**	502	**(10,986)**	(1,115)
Goodwill impairment	**100**	-	**100**	-
Other	**1,107**	321	**1,801**	1,199
Asset retirement obligations settled	**(345)**	206	**(744)**	(346)
Net change in non-cash working capital	**(15,766)**	21,768	**(10,891)**	20,725
	37,731	59,811	**205,446**	183,279
Investing activities				
Increase (decrease) in customer deposits	**515**	1,455	**352**	(8,065)
Decrease in note receivable	**-**	2,400	**6,500**	5,100
Acquisition of capital assets	**(33,053)**	(27,980)	**(143,928)**	(65,065)
Disposition of capital assets	**186**	37	**15,618**	9,759
Acquisition of long-term investments and other assets	**(4,577)**	(3,455)	**(311,493)**	(5,567)
Disposition of long-term investments and other assets	**-**	37	**-**	412
	(36,929)	(27,506)	**(432,951)**	(63,426)
Financing activities				
Increase (decrease) in short-term debt	**4,348**	(1,079)	**942**	3,551
Net issuance (repayment) of revolving long-term debt	**21,093**	(106,127)	**233,985**	(146,708)
Issuance of long-term debt	**-**	100,000	**-**	100,000
Repayment of long-term debt	**(216)**	(1,204)	**(5,792)**	(1,204)
Distributions to unitholders	**(38,616)**	(30,406)	**(144,348)**	(118,061)
Net proceeds from issuance of units	**9,556**	6,649	**144,071**	41,794
Net proceeds from issuance of warrants	**-**	-	**4,500**	-
	(3,835)	(32,167)	**233,358**	(120,628)
Change in cash and cash equivalents	**(3,033)**	138	**5,853**	(775)
Cash and cash equivalents, beginning of period	**21,337**	12,313	**12,451**	13,226
Cash and cash equivalents, end of period	**$ 18,304**	$ 12,451	**$ 18,304**	$ 12,451

See accompanying note to the Consolidated Financial Statements.

1. SEGMENTED INFORMATION

AltaGas is an integrated energy trust with a portfolio of assets and services used to move energy from the source to the end-user. The majority of the transactions among the reporting segments are recorded at the market price of the commodities and the remainder are at the exchange amount. The following describes the Trust's five reporting segments:

Extraction and Transmission (E&T) – NGL processing and extraction plants and transmission pipelines to transport natural gas and NGL;

Field Gathering and Processing (FG&P) – natural gas gathering lines and processing facilities;

Energy Services – energy consulting and sale of natural gas and electricity;

Power Generation – coal-fired and gas-fired power output under power purchase arrangements and other agreements, gas-fired power plants, wind and run-of-river power projects under development; and

Corporate – the costs of providing corporate services and general corporate overhead, investments in public and private entities, corporate assets and the effects of changes in the fair value of risk management contracts.

The following tables show the composition by segment:

Three Months Ended December 31, 2008	E&T	FG&P	Energy Services	Gas Subtotal	Power Generation	Corporate	Intersegment Elimination	Total
Revenue	$ 98,101	$ 35,099	$ 233,794	$ 366,994	$ 58,168	$ 492	$ (10,697)	$ 414,957
Unrealized gain on risk management	-	-	-	-	-	9,600	-	9,600
Cost of sales	(55,380)	(1,546)	(230,492)	(287,418)	(22,297)	-	10,942	(298,773)
Operating and administrative	(13,792)	(23,238)	(3,205)	(40,235)	(1,479)	(12,985)	(245)	(54,944)
Amortization	(6,691)	(7,134)	(447)	(14,272)	(1,928)	(566)	-	(16,766)
Interest expense	-	-	-	-	-	(8,056)	-	(8,056)
Income (loss) before income taxes	$ 22,238	$ 3,181	$ (350)	$ 25,069	$ 32,464	$ (11,515)	-	$ 46,018
Net additions (reductions) to:								
Capital assets[1]	$ 18,474	$ 10,522	$ 445	$ 29,441	$ 16,263	$ 1,821	-	$ 47,525
Energy services arrangements, contracts and relationships	-	-	-	-	-	-	-	$ -
Long-term investment and other assets[2]	-	-	-	-	$ (4,229)	$ 329	-	$ (3,900)
Goodwill	$ 142,725	$ 115	-	$ 142,840	$ -	-	-	$ 142,840
Segmented assets	$1,038,581	$ 530,855	$ 138,899	$ 1,708,335	$ 268,474	$ 186,752	-	$ 2,163,561

[1] *Includes non-cash transactions of $14,658.*

[2] *Includes non-cash transactions of $8,477.*

Years Ended December 31, 2008	E&T	FG&P	Energy Services	Gas Subtotal	Power Generation	Corporate	Intersegment Elimination	Total
Revenue	$ 430,132	$ 154,402	$ 1,058,653	$ 1,643,187	$ 223,510	$ 1,882	$ (62,770)	$ 1,805,809
Unrealized gain on risk management	-	-	-	-	-	10,986	-	10,986
Cost of sales	(253,910)	(10,558)	(1,044,521)	(1,308,989)	(94,518)	-	63,189	(1,340,318)
Operating and administrative	(65,164)	(95,353)	(12,713)	(173,230)	(3,715)	(42,767)	(419)	(220,131)
Amortization	(27,214)	(28,071)	(2,021)	(57,306)	(7,436)	(2,236)	-	(66,978)
Interest expense	-	-	-	-	-	(27,399)	-	(27,399)
Income (loss) before income taxes	$ 83,844	$ 20,420	$ (602)	$ 103,662	$ 117,841	$ (59,534)	-	$ 161,969
Net additions (reductions) to:								
Capital assets[1]	$ 610,886	$ 53,695	$ 266	$ 664,847	$ 136,523	$ 6,592	-	$ 807,962
Energy service arrangements, contracts and relationships	$ 53,000	-	-	$ 53,000	-	-	-	$ 53,000
Long-term investment and other assets[2]	-	-	-	-	$ 713	$ (47,479)	-	$ (46,766)
Goodwill	$ 143,725	$ 115	-	$ 143,840	$ -	-	-	$ 143,840
Segmented assets	$1,038,581	$ 530,855	$ 138,899	$ 1,708,335	$ 268,474	$ 186,752	-	$ 2,163,561

[1] *Includes non-cash transactions of $679,652.*

[2] *Includes non-cash transactions of $358,259.*

Three Months Ended December 31, 2007	E&T	FG&P	Energy Services	Gas Subtotal	Power Generation	Corporate	Intersegment Elimination	Total
Revenue	$ 39,294	$ 31,685	$ 227,232	$ 298,211	$ 45,815	$ 1,583	$ (8,625)	$ 336,984
Unrealized loss on risk management	-	-	-	-	-	(502)	-	(502)
Cost of sales	(19,939)	(2,244)	(223,192)	(245,375)	(22,951)	-	8,278	(260,048)
Operating and administrative	(5,476)	(18,573)	(3,439)	(27,488)	(603)	(8,406)	347	(36,150)
Amortization	(2,004)	(6,359)	(552)	(8,915)	(1,894)	(585)	-	(11,394)
Interest expense	-	-	-	-	-	(2,905)	-	(2,905)
Income (loss) before income taxes	$ 11,875	$ 4,509	$ 49	$ 16,433	$ 20,367	$ (10,815)	-	$ 25,985
Net additions to:								
Capital assets[1]	$ 259	$ 15,053	$ 1,058	$ 16,370	$ 12,704	$ 765	-	$ 29,839
Long-term investment and other assets[2]	-	-	-	-	$ (1)	$ 2,388	-	$ 2,387
Goodwill	$ 18,045	$ 215	-	$ 18,260	-	-	-	$ 18,260
Segmented assets	$ 241,198	$ 507,876	$ 115,850	$ 864,924	$ 151,401	$ 156,389	-	$ 1,172,714

[1] *Includes non-cash transactions of $1,896.*

[2] *Includes non-cash transactions of $1,031.*

Years Ended December 31, 2007	E&T	FG&P	Energy Services	Gas Subtotal	Power Generation	Corporate	Intersegment Elimination	Total
Revenue	$ 142,938	$ 135,105	$ 1,022,506	$ 1,300,549	$ 182,535	$ 5,037	$ (60,842)	$ 1,427,279
Unrealized gain on risk management	-	-	-	-	-	1,115	-	1,115
Cost of sales	(75,495)	(7,655)	(1,001,599)	(1,084,749)	(78,373)	-	58,723	(1,104,399)
Operating and administrative	(20,300)	(83,344)	(15,576)	(119,220)	(2,035)	(31,161)	2,119	(150,297)
Amortization	(8,055)	(25,901)	(3,307)	(37,263)	(7,488)	(2,340)	-	(47,091)
Interest expense	-	-	-	-	-	(11,885)	-	(11,885)
Income (loss) before income taxes	$ 39,088	$ 18,205	$ 2,024	$ 59,317	$ 94,639	$ (39,234)	-	$ 114,722
Net additions (reductions) to:								
Capital assets(1)	$ 4,672	$ 13,213	$ (20,457)	$ (2,572)	$ 22,013	$ 2,349	-	$ 21,790
Long-term investment and other assets(2)	-	-	-	-	$ (530)	$ 18,396	-	$ 17,866
Goodwill	$ 18,045	$ 215	-	$ 18,260	-	-	-	$ 18,260
Segmented assets	$ 241,198	$ 507,876	$ 115,850	$ 864,924	$ 151,401	$ 156,389	-	$ 1,172,714

(1) *Includes non-cash transactions of $33,516.*

(2) *Includes non-cash transactions of $12,711.*

Supplementary Quarterly Financial and Operating Information

($ millions unless otherwise indicated)	2008	Q4-08	Q3-08	Q2-08	Q1-08
FINANCIAL HIGHLIGHTS[1]					
Net Revenue[2]					
Extraction and Transmission	**176.2**	42.7	43.8	44.1	45.6
Field Gathering and Processing	**143.9**	33.6	38.1	40.6	31.6
Energy Services	**14.1**	3.3	4.4	3.0	3.4
Power Generation	**129.0**	35.9	32.8	31.9	28.4
Corporate	**12.9**	10.1	3.6	(2.8)	2.0
Intersegment Elimination	**0.4**	0.2	-	0.5	(0.3)
	476.5	125.8	122.7	117.3	110.7
EBITDA[2]					
Extraction and Transmission	**111.1**	29.0	25.4	25.7	31.0
Field Gathering and Processing	**48.5**	10.3	14.2	12.8	11.2
Energy Services	**1.4**	0.1	1.4	(0.4)	0.3
Power Generation	**125.3**	34.4	31.8	31.4	27.7
Corporate	**(29.9)**	(2.9)	(4.7)	(15.7)	(6.6)
	256.4	70.9	68.1	53.8	63.6
Operating Income (Loss)[2]					
Extraction and Transmission	**83.8**	22.2	18.0	18.8	24.8
Field Gathering and Processing	**20.4**	3.1	7.2	5.8	4.3
Energy Services	**(0.6)**	(0.3)	0.8	(0.9)	(0.2)
Power Generation	**117.9**	32.5	30.1	29.4	25.9
Corporate	**(32.1)**	(3.4)	(5.4)	(16.1)	(7.2)
	189.4	54.1	50.7	37.0	47.6
OPERATING HIGHLIGHTS					
Extraction and Transmission					
Extraction inlet gas processed (Mmcf/d)[4]	**801**	790	781	759	872
Extraction volumes (Bbls/d)[4]	**37,037**	35,426	35,591	35,335	41,799
Transmission volumes (Mmcf/d)[4][5]	**379**	367	381	390	379
Frac spread - realized ($/Bbl)[4][6]	**26.97**	28.41	26.02	27.61	27.02
Frac spread - average spot price ($/Bbl)[4][6]	**28.79**	18.58	36.92	30.32	28.92
Field Gathering and Processing					
Capacity (gross Mmcf/d)[3]	**1,172**	1,172	1,178	1,178	1,178
Throughput (gross Mmcf/d)[4]	**541**	521	545	554	542
Capacity utilization (%)[4]	**46**	44	46	47	46
Energy Services					
Energy management service contracts[3]	**1,711**	1,711	1,572	1,514	1,499
Average volumes transacted (GJ/d)[4]	**302,392**	291,353	298,608	303,212	324,758
Power Generation					
Volume of power sold (GWh)[4]	**2,623**	664	651	648	660
Average price received on sale of power ($/MWh)[4]	**84.51**	87.30	83.10	89.46	78.24
Alberta Power Pool average spot price ($/MWh)[4]	**89.94**	95.18	80.36	107.56	76.69

(1) *Columns may not add due to rounding.*
(2) *Non-GAAP financial measure.*
(3) *As at period end.*
(4) *Average for the period.*
(5) *Excludes natural gas liquids pipeline volumes.*
(6) *AltaGas reports an indicative frac spread or NGL margin, expressed in dollars per barrel of NGL, which is derived from Edmonton postings for propane, butane and condensate and the daily AECO natural gas price.*

Other Information

DEFINITIONS

SEC File # 82-34911

Bbls/d	barrels per day
Bcf	billion cubic feet
GJ	gigajoule
GWh	gigawatt-hour
Mcf	thousand cubic feet
Mmcf/d	million cubic feet per day
MW	megawatt
MWh	megawatt-hour

ABOUT ALTAGAS

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure organizations. The Trust creates value by growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

Media
Adrianne Hartley
(403) 691-9873
adrianne.hartley@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

AltaGas

NEWS RELEASE

SEC File # 82-34911

RECEIVED

2009 JUN -4 A 1:45

ALTAGAS FILES 2008 YEAR-END FINANCIAL DISCLOSURE DOCUMENTS

Calgary, Alberta (March 3, 2009) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that its audited Consolidated Financial Statements and accompanying notes for the year ended December 31, 2008, as well as the related Management's Discussion and Analysis, are now available online at www.altagas.ca. All documents have been filed with the relevant securities regulators and are posted on the Canadian Securities Administrators' website at www.sedar.com.

Summary year-end disclosure was provided on February 26, 2009 in the fourth quarter and year-end news release and during a conference call held that same day. The transcript for that conference call will be available on the Trust's website shortly.

The print versions of the 2008 Annual Report, Notice of Annual Meeting and Management Proxy Circular will be mailed to AltaGas unitholders in late March. AltaGas' annual and special meeting will be held at 3:00 p.m. MDT on Tuesday, April 21, 2009 at The Metropolitan Centre in Calgary, Alberta.

Tax information for cash distributions declared by the Trust in 2008 is now available on the AltaGas website, www.altagas.ca, by selecting "Investors" and then "Tax Information".

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

Media
Adrianne Hartley
(403) 691-9873
adrianne.hartley@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

SEC File # 82-34911

FEE RULE

FORM 13-502F1

CLASS 1 REPORTING ISSUERS -- PARTICIPATION FEE

Reporting Issuer Name: ALTAGAS INCOME TRUST

Fiscal year end date used to calculate capitalization: December 31, 2008

<u>Market value of listed or quoted securities:</u>

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i)	69,761,778
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii)	22.99
Market value of class or series	(i) X (ii) =	(A) 1,603,823,276
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B) ________

<u>Market value of other securities:</u>

(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		(C) ________
(Repeat for each class or series of securities)		(D) ________

Capitalization

(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	**1,603,823,276**

Participation Fee **$29,700**

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

New reporting issuer's reduced participation fee, if applicable

(See section 2.6 of the Rule)

Participation fee X Number of entire months remaining in the issuer's fiscal year = ________

12

Late Fee, if applicable

(As determined under section 2.5 of the Rule) ________

management's discussion and analysis

The Management's Discussion and Analysis (MD&A) of operations and Consolidated Financial Statements presented herein are provided to enable readers to assess the results of operations, liquidity and capital resources of AltaGas Income Trust (AltaGas or the Trust) as at and for the year ended December 31, 2008 compared to 2007. This MD&A dated March 3, 2009 should be read in conjunction with the accompanying audited Consolidated Financial Statements and notes thereto of the Trust for the year ended December 31, 2008.

This MD&A contains forward-looking statements. When used in this MD&A the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this MD&A contains forward-looking statements with respect to, among others things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements are set forth under: "Strategy"; "Consolidated Outlook"; "Gas Business – Capitalizing on Opportunities"; "Gas Business – Outlook"; "Power Business – Capitalizing on Opportunities"; "Power Business – Outlook"; "Capital Projects"; and "Corporate Outlook".

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties including without limitation, changes in market competition, governmental or regulatory developments, changes in tax legislation, general economic conditions and other factors set out in the Trust's public disclosure documents.

Many factors could cause the Trust's or any of its business segment's actual results, performance or achievements to vary from those described in this MD&A, including without limitation those listed above as well as the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in this MD&A herein should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this MD&A are expressly qualified as cautionary statements.

Financial outlook information contained in this MD&A about prospective results of operations, financial position or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this MD&A should not be used for the purposes other for which it is disclosed herein.

Additional information relating to AltaGas can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, including its annual MD&A and Consolidated Financial Statements, Annual Information Form, Information Circular, Business Acquisition Report and Proxy Statement, material change reports and press releases issued by the Trust, are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

The material businesses of the Trust are operated by AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership and AltaGas Pipeline Partnership, Taylor NGL Limited Partnership (Taylor), as well as AltaGas Energy Limited Partnership (formerly known as PremStar Energy Canada Limited Partnership), ECNG Energy L.P. (collectively the operating subsidiaries), AltaGas Renewable Energy Inc. (AREI) (formerly known as NovaGreenPower Inc.) and AltaGas Renewable Energy GP Inc. (ARELP) (formerly known

as GreenWing Energy Development GP Inc.). The cash flow of the Trust is solely dependent on the results of the operating subsidiaries and is predominantly derived from interest earned on loans to the operating subsidiaries and from dividends or returns of capital from equity interests held within the Trust structure.

AltaGas General Partner Inc., through its Board of Directors, the members of which are elected by the Trust at the direction of the holders of the units, has been delegated by the trustee of the Trust to manage or supervise the business and affairs of the Trust. AltaGas Ltd. provides all management, administrative and operating services to the Trust and its subsidiaries.

VISION

AltaGas' vision is to be a leading Canadian energy infrastructure company with a focus across Canada and the northern and western United States, by capitalizing on its solid underlying business, operational expertise and financial strength. To achieve its vision, AltaGas focuses on increasing the value and profitability of its existing assets and growing and diversifying through development and acquisition of gas and power infrastructure.

OVERVIEW OF THE BUSINESS

AltaGas is a natural gas and power infrastructure business with physical links along the energy value chain. AltaGas has significant operating experience that has delivered a strong track record of efficiency, reliability and profitability of its assets. AltaGas also has knowledge of the markets it serves and the financial discipline required to create long-term value for its investors. AltaGas is focused on maximizing the profitability and long-term value of its current assets and growing its energy infrastructure business through the acquisition and development of assets and by providing services that are linked to its existing business.

The gas business is composed of gathering and processing assets which include natural gas gathering pipelines and processing facilities. The gathering systems move natural gas from producing wells to processing facilities and the processing facilities remove impurities and certain hydrocarbon components from natural gas, in addition to compressing the gas to meet downstream pipelines' operating specifications for transportation. The processing assets also include ethane and natural gas liquids (NGL) extraction and field fractionation facilities. Extraction plants straddle major natural gas transmission pipelines and reprocess the natural gas to extract and recover ethane and NGLs. The Trust has 1.6 Bcf/d extraction processing capacity and 1.2 Bcf/d raw gas processing capacity. The gas business also includes natural gas and NGL transmission pipelines. Transmission pipelines deliver natural gas and NGLs to distribution systems, end-users or other downstream pipelines. Another key component of the gas business is the ability to use AltaGas' market knowledge and expertise to optimize assets to create value. AltaGas provides energy consulting and supply management services to non-residential end-users, buys and resells energy, gas transportation and storage, and markets gas for producers to further enhance value by optimizing the infrastructure that forms much of the value chain.

The power business consists of 353 MW of coal-fired base-load generation acquired under power purchase arrangements (PPAs). The PPAs are owned through a 50 percent ownership interest in the Sundance B PPAs, giving AltaGas the rights to Sundance B power output and ancillary services until December 31, 2020. The Sundance plant is located 70 km west of Edmonton, Alberta. AltaGas' power generation portfolio also includes the Bear Mountain Wind Park near Dawson Creek, British Columbia, which will have a capacity of 102 MW and is currently under construction and expected to be in service in November 2009, 39 MW of gas-fired power peaking capacity of which 25 MW was acquired under a capital lease, as well as a 25 percent interest in a 7-MW run-of-river hydroelectric generation facility. In 2008, the Trust made a number of acquisitions adding eight run-of-river projects in B.C. and various wind projects in Canada and the United States. AltaGas currently has a combined potential of approximately 1,900 MW in renewable energy development projects.

ALTAGAS' STRATEGY

The Trust is a pure play energy infrastructure business that provides services along the energy value chain through gathering, processing, transporting, storage and marketing of natural gas and NGLs and the generation and sale of electricity. The sound long-term supply and demand fundamentals for gas and power form the foundation for AltaGas' strategy.

The Trust's strategy is to increase unitholder value through the delivery of sustainable and increasing earnings and cash flow from its existing assets, as well as from the growth and diversification of its business through acquisition and construction of new natural gas and power infrastructure assets with long economic lives. Investments are diversified in terms of revenue source, contractual terms, exposure to industry cycles and location. The Trust expects the growth in its business to be evenly split between gas and power over the long-term through investments in Canada and the northern and western United States. The Trust has a strong track record of employing its operational expertise, energy market knowledge and financial discipline and strength to deliver sustainable returns to its investors.

By positioning the Trust's assets and services strategically along the energy value chain, AltaGas links energy production to energy users. AltaGas pursues opportunities that offer strong financial returns and growth potential, identifies, evaluates and targets opportunities that are accretive to earnings and cash flow and that provide the appropriate balance between risk and return.

2008 HIGHLIGHTS

AltaGas:

- Completed the acquisition of Taylor on January 10, 2008 for the aggregate purchase price of approximately $600 million. The Taylor acquisition resulted in a significant increase in AltaGas' gas infrastructure assets;
- Acquired wind and hydroelectric projects under development. One acquisition was purchased through the issuance of special warrants while all others were cash purchases. AltaGas purchased approximately 1,000 MW of wind and run-of-river development projects for a total of $55 million in cash and special warrants;
- Completed approximately $50 million in projects to increase volumes and boost efficiency at its Harmattan Complex. During 2008, the Complex increased natural gas processing throughput by 30 to 40 Mmcf/d and increased NGL volumes processed and therefore ethane extraction volumes by 1,100 to 1,400 Bbls/d;
- Completed an equity offering of 3,825,000 Trust units at a price of $26.20 per Trust unit. The underwriters exercised their over-allotment option in full, acquiring an additional 573,750 Trust units at a price of $26.20 per Trust unit. The total offering of 4,397,750 Trust units generated net proceeds of $110 million;
- Completed the installation of the tower foundations for the 102-MW Bear Mountain Wind Park. The project remains on schedule to be in operation by November 2009 at a cost of approximately $200 million;
- Started construction of the Sarnia Storage Pool. It remains on budget and is expected to be operational by July 2009;
- Generated net income of $163.6 million ($2.38 per unit) compared to $108.8 million ($1.90 per unit) in 2007;
- Reported EBITDA[1] of $256.4 million ($3.73 per unit), up from $173.7 million ($3.03 per unit) in 2007;
- Generated cash from operations of $205.4 million ($2.99 per unit) in 2008 compared to $183.3 million ($3.19 per unit) in 2007;
- Generated funds from operations[1] of $217.1 million ($3.16 per unit) compared to $162.9 million ($2.84 per unit) in 2007; and
- Increased monthly distributions by 3 percent from $0.175 to $0.180 beginning with the September 2008 distribution;

(1) Includes financial measures not included under Canadian generally accepted accounting principles. Please see discussion in Non-GAAP Financial Measures.

CONSOLIDATED OUTLOOK

AltaGas is well positioned to deliver another year of strong results in 2009, despite a challenging economic environment. The majority of the Trust's earnings are underpinned by long-term, fee-for-service, cost-of-service or minimum volume commitment contracts. To the extent that the Trust is exposed to frac spreads and power prices in Alberta, the Trust has a disciplined hedging strategy which mitigates the impact of frac spread and power price volatility. The diversified suite of assets contributes to earnings stability as the impact of commodity price exposures in the gas and power businesses often offset each other. In the gas business results are expected to be flat in 2009 compared to 2008 as lower frac spreads are offset by the earnings and

cash flow contribution from the 2008 and 2009 capital projects as well as fewer turnarounds and increased plant reliability. The power business results are expected to be lower based on the current forward spot price for power. Average power demand in Alberta is expected to remain relatively flat in 2009, although in 2008 new summer and winter peak demand records were set despite relatively flat demand growth for that period. Lower power prices in Alberta will be partially offset by the contribution from the new peaking plants which came on line in late 2008 and the Bear Mountain Wind Park which is expected to be in service in November 2009.

The Trust is also well positioned to take advantage of growth opportunities as they arise. The $100 million equity issuance which closed on February 10, 2009 reduced the Trust's debt-to-total capitalization from 37.8 percent as at December 31, 2008 to 32 percent on a proforma basis. In February 2009, the Trust secured commitments for a new $250 million revolving and term credit facility to replace the Trust's $250 million credit facility that was scheduled to mature in September 2009. The new facility matures in August 2010. The stronger balance sheet and increased liquidity and flexibility provide the Trust with the ability to capitalize on growth opportunities to enhance returns to unitholders at a time when other market participants may be capital constrained. AltaGas expects to term-out a portion of its bank credit facilities in 2009 to further improve its financial liquidity and flexibility.

GAS BUSINESS

The Trust's gas business consists of gas and NGL processing and transportation infrastructure as well as gas marketing and optimization offerings to enhance value along the energy value chain. AltaGas management believes that North America's natural gas producing regions will continue to require significant investment in drilling, gathering and processing assets to support the levels of production needed to meet long-term demand for natural gas.


ONTARIO
BRITISH COLUMBIA
ALBERTA
SASKATCHEWAN
EDMONTON
CALGARY
VANCOUVER
GAS

Capitalizing on Opportunities

AltaGas pursues opportunities in its gas business to enhance long-term unitholder value. The Trust's objectives are to:

- Increase throughput and utilization of existing facilities;
- Acquire and develop new gas infrastructure assets to meet customer demand;
- Increase returns and mitigate volume risk by directly recovering operating costs from customers;
- Enter into commercial arrangements that have long-term fixed-fee or cost-of-service components;
- Enhance operational efficiencies and returns through consolidation of facilities, plant upgrades and integration with other business segments;
- Manage costs and improve reliability and efficiencies; and
- Create new service offerings and build on national brand development in its energy services business.

The Trust's gas business provides safe and reliable gathering, processing, extraction, transportation and ancillary services to its customers. The strategic focus is on increasing profitability of the existing infrastructure, increasing market share and redeploying assets to capitalize on increased exploration and drilling activities, as well as increasing long-term fixed-fee or cost-of-service contracts. While the Western Canada Sedimentary Basin (WCSB) is considered to be a maturing basin, AltaGas remains confident that the long-term demand for natural gas will result in a return to strong natural gas prices and improvements in exploration, drilling and completion technology and hence the long-term viability of the WCSB. The emergence of unconventional gas plays in the WCSB such as the Montney and Horn River, as well as continued drilling in the Alberta Deep Basin, provides the basis for this outlook.

The Taylor acquisition is an example of AltaGas' strategy at work. The assets are low-risk, long-life energy infrastructure that are underpinned by long-term contracts that provide stable and predictable cash flows. With the acquisition, AltaGas' infrastructure touches more than 2 Bcf/d of natural gas. The Trust has interests in six extraction facilities serving the WCSB and operates four of them. The contribution from the extraction business increased significantly in 2008, thereby diversifying revenue sources within the WCSB. Approximately 12 percent of total extraction volumes are exposed to commodity price fluctuations, although contractual arrangements allow the Trust to limit downside risk and shut-in production when extraction margins or frac spreads are low. In addition, the Trust has hedged an appropriate portion of the exposed extraction volumes to reduce earnings volatility.

Growth opportunities in the Trust's gas business are expected to arise from plant modifications to increase product recoveries or overall throughput at facilities, by increasing interests in existing plants, acquiring facilities or through construction of new facilities in emerging or growing supply regions.

The Trust has significantly increased its extraction assets. The natural gas supply to the Joffre and Edmonton extraction plants depends on natural gas demand pull from central Alberta's petrochemical industry, residential and other commercial usage. The Empress Extraction plants rely on the supply of natural gas from natural gas export volumes, while the Younger extraction plant is supplied from the robust natural gas producing region of northeast British Columbia. The Harmattan Complex is a significant service provider in its west central Alberta capture area. Many other facilities in the Harmattan area are currently underutilized, providing AltaGas with opportunities to consolidate and optimize asset utilization and increase profitability. The Harmattan Co-Stream Project is also expected to increase processing capability at the plant. Overall, the diverse nature of its extraction infrastructure should provide ongoing opportunities for AltaGas to increase throughput, utilization and profitability.

The main value drivers in the transmission business are the fees earned, which are based on contracted volumes and transmission capacity to serve new and expanding customer requirements for shipping gas to market. Due to the integrated nature of AltaGas' businesses, transmission services are often offered in combination with AltaGas' gathering and processing, natural gas marketing and extraction services. AltaGas works with customers to create transmission solutions in areas where pipeline capacity is required to meet producer and market demands.

The Field Gathering and Processing (FG&P) segment includes a network of approximately 6,500 km of gathering lines, substantial processing capacity with expansion potential and access to downstream transportation pipelines that offer customers diverse marketing opportunities. Most of the compression and processing units are skid mounted. This allows AltaGas to relocate units quickly and cost effectively to respond to the changing processing needs of its customers. New area development is typically initiated from the drilling programs of AltaGas' existing and expanding customer base.

AltaGas may also see increased opportunities to acquire or build gathering and processing infrastructure from or on behalf of producers wishing to redeploy capital to exploration and production activities rather than dedicating to non-core activities such as processing. There are also opportunities to expand volumes by tying in new wells and building or purchasing adjoining facilities and systems to create larger franchise areas to capture operating synergies. Based on its existing infrastructure, the Trust expects to capitalize on growing natural gas production in northeast B.C., as well as unconventional sources of gas such as shale and coal bed methane.

The Energy Services segment of the Trust's gas business provides gas control and gas supply contracting services to the gas and power businesses. AltaGas pursues additional opportunities to enhance the value of its infrastructure through support services ancillary to its businesses. These include opportunities to increase margins earned in transmission, maintain the cost effective flow of gas through extraction plants and increase services provided to producers. Another objective within this area is to share gas and electricity market knowledge across all business segments and enhance the energy value chain to more effectively serve customers across Canada.

Gas Business Outlook

In 2009 the gas business is expected to deliver another year of strong results similar to 2008. Weakness in frac spreads and lower producer activity are expected to be offset by the contribution from capital expenditures at the Harmattan Complex, the Ethylene Delivery System (EDS) upgrade, the Sarnia Storage project, the expansion of the Pouce Coupe facility, as well as opportunities to consolidate plants and grow volume throughput in areas that are experiencing drilling activity. In 2009 there is one planned turnaround in the FG&P segment expected to cost approximately $1 million compared to 2008 plant turnarounds in both FG&P and extraction which cost approximately $5 million. NGL production at Younger is expected to grow as a result of increased producer activity in the area. The gas business is also expected to benefit from initiatives such as the Bantry acid gas injection project and initiatives at the Harmattan Complex and Rainbow Lake facility which are expected to improve reliability and efficiency.

Gas Business Risk Management

AltaGas' gas infrastructure assets process and transport natural gas and NGL produced in the WCSB. Utilization of these facilities is dependent on a number of factors including natural gas supply and demand, the ability of natural gas producers to deliver natural gas to the various pipeline systems and processing facilities, the long-term price of natural gas, the level of demand for ethane and NGL and the regulatory environment for NGL market participants. The extraction business is influenced by natural gas composition and the difference between the value of the ethane, propane, butane and pentanes-plus as separate marketable commodities versus their value in a heat content basis within the natural gas stream.

In the energy management business, AltaGas competes with other consulting firms. In the gas services business, AltaGas' competitors range from single-person operations to large marketing and aggregation companies. The most significant risks in the Energy Services segment are counterparty and commodity price risk. The credit-intensive nature of this business requires balance sheet support to enable the execution of fixed-price natural gas purchase and sale agreements.

AltaGas manages its exposure to financial risk in the gas business using the strategies outlined in the following table.

RISKS	STRATEGIES AND ORGANIZATIONAL CAPABILITY TO MITIGATE RISKS	INDICATORS AND ACHIEVEMENTS
Long-term volume declines	• Contract provisions underpin capital commitments. • Long-term contracts independent of throughput, such as take-or-pay, area of mutual interest, geographic franchise with economic out.	• In 2008, 30 percent of extraction ethane production sold under long-term cost-of-service contracts. • 99 percent of net revenue from transmission contracts are cost-of-service, take-or-pay or fixed-fee. • New field gathering and processing facilities and expansions underpinned by take-or-pay contracts.
	• Increase market share by expanding existing facilities or acquiring or constructing new facilities.	• Completed the integration of the Taylor assets, which added the Harmattan Complex, the Younger Plant, the remaining ownership in the Joffre Extraction Plant, two NGL transmission pipelines and the RET facility. • Completed Harmattan project increasing volumes processed by approximately 30 to 40 Mmcf/d and significantly expanding Harmattan catchment area. • Signed contract to expand Pouce Coupe facility to serve growing production in Northeast B.C. Currently in regulatory approval process.
	• Increase geographical and customer diversity to reduce exposure to individual customer or area of the WCSB. • Strategically locate facilities to provide secure access to gas supply.	• Approximately 250 customers with no customer representing more than 8 percent of FG&P net revenue during 2008. • Top 10 FG&P customers represented 10 percent of consolidated net revenues in 2008. • 76 FG&P facilities in 30 operating areas in three provinces within the WCSB. • Interest in six of Canada's 10 NGL extraction facilities.
	• Collaborate with other AltaGas segments to increase volumes through the extraction facilities.	• Empress extraction facilities maintained high capacity utilization through gas contracted by gas services business.

RISKS	STRATEGIES AND ORGANIZATIONAL CAPABILITY TO MITIGATE RISKS	INDICATORS AND ACHIEVEMENTS
Increasing operating costs	• Acquire large working interests to control and optimize operations and maximize efficiencies. • Contractual provisions provide for recovery of operating costs.	• Significant portions of contracts provide for recovery of operating costs. • 53 percent of FG&P's operating costs were recovered directly from customers in 2008 and 50 percent of Extraction and Transmission (E&T) operating costs were recovered through contract provisions in 2008. • Operate 73 of 76 FG&P facilities. • Operate all transmission assets. • Operate four of six extraction facilities. • Average FG&P working interest of 92 percent and average E&T working interest of 82 percent. • Maintenance management and field purchasing programs ensure tight cost controls and equipment reliability.
Commodity price fluctuation	• Contracting terms, processing and transportation fees independent of commodity prices through fee-for-service, take-or-pay, fixed-fee or cost-of-service provisions. • Employ hedging practices to reduce exposure to frac spread volatility and lock-in margins when the opportunity arises to increase profitability and reduce earnings volatility. • Commodity Risk Policy prohibits transactions for speculative purposes. • Have strong systems and processes for monitoring and reporting compliance with Commodity Risk Policy. • In-depth knowledge of transportation systems, natural gas and NGL markets.	• Less than 13 percent of total extraction production was exposed to frac spreads in 2008. • Most ethane production sold under long-term, cost-of-service or fee-for-service contracts. • 60 percent of NGL production under long-term, fixed-fee arrangements. • The transmission business is not directly affected by commodity price fluctuations. • Hedged 60 percent of volumes exposed to frac spread for 2008 and 2009 and 15 percent for 2010. • NGL is reinjected or extraction operations are reduced or suspended when uneconomical to produce. • Majority of FG&P contracts are volumetric service fee structures, based on a rate per Mcf of throughput reducing direct commodity price risk compared to a percentage-of-price arrangement. • All gas service transactions are back-to-back with locked-in margins. • In majority of energy management business AltaGas acts as agent, taking no direct commodity price risk.

RISKS	STRATEGIES AND ORGANIZATIONAL CAPABILITY TO MITIGATE RISKS	INDICATORS AND ACHIEVEMENTS
Counterparty risk	• Strong credit policies. • Continuous review of counterparty credit. • Establish credit thresholds using conservative credit metrics. • Closely monitor exposures and impact of price shocks on liquidity. • Build a diverse customer and supplier base. • Base business model in energy management on agency arrangements whereby counterparty credit risk for commodity is between the supplier and end-user. • Active accounts receivable monitoring and collections processes in place. • Credit mitigants included in gas processing contracts.	• Over 250 FG&P customers with no customer representing more than 8 percent of FG&P net revenue during 2008. • No new allowance required for E&T customers. • Majority of exposures are to investment-grade counterparties. • In energy management business, customers are aggregated into groups with joint and several liability for payment of fees. • No Energy Services customer represented more than 8 percent of consolidated revenues during 2008. • In 2008 AltaGas added customers in key sectors nationwide. • AltaGas purchases natural gas from a wide array of investment-grade suppliers. • No additional allowance for doubtful accounts was required in 2008. • Liened gas of processing customers to collect accounts receivable in accordance with contractual terms.
Construction risk	• Major projects group manages and monitors significant construction projects. • Strong project control and management framework.	• Practiced effective procurement policies and procedures and vendor selection resulting in few overruns in 2008. • Fixed price quotes for most major equipment components. • Redeploying equipment from underutilized plant.
Community support	• Maintain active corporate and regulatory affairs department.	• Held several events to inform and educate the communities in which AltaGas is constructing and developing projects.
Regulatory risk	• Regulatory and commercial personnel monitor and react to regulatory issues. • Proactive government relations group.	• AltaGas continued active participation in industry committees and regulatory forums in 2008.
Environment and safety risk	• Strong safety and environmental management systems, which AltaGas continually strives to improve.	• Perform annual third-party safety and environmental audits to ensure continued compliance and improvement. Audits resulted in AltaGas maintaining its Certification of Recognition from Alberta Human Resources and Employment. • Participated in industry programs, including the annual Safety Stand Down.

POWER BUSINESS

The power business consists primarily of AltaGas' 50 percent ownership of the Sundance B PPAs. The PPAs entitle the Trust to the output from the 353 MW coal-fired base-load Sundance B plant. The Trust's current hedging strategy and operating strategy for its 39 MW of gas-fired peaking plants balance financial and operating risk related to the PPAs. The gas-fired peaking plants also provide revenue from the sale of energy and ancillary services. The Trust's strategy is to maximize the profitability of the existing power assets and to grow its power generation infrastructure and operational capability with a focus on renewable energy.


BRITISH COLUMBIA
ALBERTA
EDMONTON
CALGARY
VANCOUVER
POWER
Coal Fired Power Generation
Gas-Fired Power Generation
Wind Power Generation – Under Construction
Wind Power Generation – Under Development
Hydro Power Generation
Hydro Power Generation – Under Development


POWER
Wind Power Generation – Under Development
Wind Power Generation – Under Construction

Capitalizing on Opportunities

AltaGas pursues opportunities in its power business to enhance long-term unitholder value. The Trust's objectives are to:

- Refine the power hedge strategies as appropriate to increase earnings stability and growth from the Sundance PPAs;
- Dispatch the gas-fired peaking capacity in real time to maximize revenue from both the energy and ancillary services;
- Identify and execute opportunities to create value from the regulation of greenhouse gas emissions;
- Capitalize on internal synergies and integration efforts with other operating segments;
- Acquire and develop power infrastructure supported by strong power supply and demand fundamentals;
- Acquire and develop power generation projects backstopped by long-term power sales arrangements;
- Diversify power generation portfolio by geography and energy source;
- Develop operating capability in other energy sources;
- Capitalize on increasing demand for clean power by investing in renewable power projects across Canada and the northern and western U.S.; and
- Invest in power opportunities such as additional PPAs in Alberta and other jurisdictions.

The supply and demand fundamentals supporting the power business remain favourable in North America. AltaGas expects these fundamentals will continue to support strong power prices especially in Alberta where the Trust is most exposed to power prices. This could increase the profitability of AltaGas' power business allowing AltaGas to earn higher revenues from the sale of power and ancillary services. The expectation of continued strong power prices is supported by the tight electricity reserve margin in Alberta, as transmission constraints are delaying the addition of new generation facilities. However, power prices may be impacted by slowing economic growth in Alberta. In January 2009, the Alberta Electric System Operator (AESO) published a report titled "Future Demand and Energy Outlook, 2008-2028", which projected provincial demand growing at an average annual rate of 3.5 percent over the next 20 years. Average power demand in Alberta is expected to remain relatively flat in 2009, although in 2008 new summer and winter peak demand records were set despite relatively flat demand growth for that period. The current economic climate is making investment in new generation projects challenging, and AltaGas expects delays or cancellations of many of the projects that have been announced over the past few years that had not already secured financing prior to the economic downturn. Given the demand and supply forecasts, AltaGas expects reserve margins to remain around 10 percent until 2011 at which time it may increase to about 15 percent. Based on broker reports published February 18, 2009, the forward curve for power prices has remained relatively strong, in the mid-$70/MWh range through 2014. As at December 31, 2008, 90 percent of AltaGas' generation capacity was low-cost base-load coal fired generation which is expected to produce stable future earnings in this market environment.

Power generation development and ownership opportunities are likely to arise as a function of the growing North American demand for cleaner energy sources such as natural gas, hydro and wind. The planned decommissioning of thermal plants in Ontario and, beginning in 2010, in Alberta, may present additional growth opportunities through the development and ownership of new clean power generation capacity. The Trust is currently building the 102-MW Bear Mountain Wind Park near Dawson Creek, British Columbia, which is on schedule to be in service in November 2009. The Trust also has approximately 1,900 MW of renewable power under development. The renewable power portfolio consists of 1,500 MW of wind power, 500 MW in Canada and 1,000 MW in the northern and western United States. The hydroelectric portfolio under development consists of approximately 400 MW in British Columbia, of which approximately 275 MW were bid into BC Hydro's Clean Call for Power in November 2008.

AltaGas' strategy is to grow its energy infrastructure to offset the cash flow decline expected on December 31, 2020 when the Sundance PPAs expire.

Power Business Outlook

In 2009 almost two-thirds of the power delivered to the Alberta Power Pool from the Sundance plant is hedged at $76/MWh, similar to hedge prices in 2008. Current lower spot prices in the mid-$70 range are expected to result in lower earnings on the unhedged volumes and management believes that the average power demand in Alberta will be relatively flat in 2009. The power business is also expected to incur higher costs as work progresses on developing its portfolio of renewable projects. The increased peaking capacity installed in late 2008 and the Bear Mountain Wind Park expected to be in service in November 2009 are expected to partially offset the lower earnings in the power business assuming spot prices realized in 2009 are reflective of the current forward curve. Even with the lower spot prices, AltaGas expects the power business to have its second best year of financial performance.

Risk Management

The main risks faced in the power business are power prices, the cost of power, the volume of power generated, counterparty risk and regulatory risks related to the deregulation of power, market regulation and environmental legislation. Power results are generally driven by volumes of power generated, hedge prices, spot power prices and the cost of power and transmission. Power prices are impacted by fluctuations in supply and demand as a consequence of weather, customer usage, economic activity and economic growth. The cost of power is driven by operating costs, changes in transmission rates and power available for sale, mainly due to outage and force majeure events. AltaGas mitigates these risks through the strategies outlined in the following table.

RISKS	STRATEGIES AND ORGANIZATIONAL CAPABILITY TO MITIGATE RISKS	INDICATORS AND ACHIEVEMENTS
Power price volatility	• Disciplined hedging strategy with hedge targets approved by the Board of Directors. • Monitor hedge transactions through Risk Management Committee. • In-depth Alberta power market knowledge and experience. • Hedge own electrical demand requirements. • Own and operate gas-fired peaking capacity to backstop PPAs and sell energy and ancillary services.	• Financial hedge contracts generally have terms ranging from one to 36 months. • Average sales price received in 2008 was $84.51/MWh, compared to average monthly Pool price range of $64.51/MWh to $135.95/MWh. • Supplied approximately 14 MW for own use. • Supplied approximately 60 MW to Alberta power retail customers under one to five-year contracts. • Peaking plants contributed $7.0 million to net revenue in 2008 through sales of ancillary services and energy.
Volume of power generation	• PPAs include specified target availability levels. • Diversification of fuel sources and geography. • Hedging strategy to balance price and operating risk. • Reciprocal backstopping agreements with another generator to supply power at a fixed price during force majeure events.	• The operator of the Sundance B plant is obligated to provide AltaGas financial compensation for shortfalls below the specified target availability level, which was 86 percent of rated capacity in 2008. Payment is based on the difference between actual and target availability multiplied by the 30-day rolling average power price (RAPP). • 39 MW of gas-fired generation provided partial operational backstopping to the Sundance PPAs. • Wind and hydro power projects under development. • Power delivered from a total of 33 independent generation sources.
Cost of power	• Hedge power costs. • Avoid commodity price exposure on electricity energy sources.	• Cost of power from the coal-fired generation based on PPA indices, not market price of coal. • Modest decrease in cost of power from Sundance PPAs in 2008.

RISKS	STRATEGIES AND ORGANIZATIONAL CAPABILITY TO MITIGATE RISKS	INDICATORS AND ACHIEVEMENTS
Counterparty risk	• Strong credit policies. • Continuous review of counterparty credit. • Establish credit thresholds using conservative credit metrics. • Closely monitor exposures and impact of price shocks on liquidity.	• All relevant policies and processes were maintained in 2008. • All financial hedge counterparties are investment-grade. • No counterparty defaults in 2008. • Alberta retail credit risk has little impact on hedge portfolio on an individual basis. If there is a default, AltaGas can sell the power on the spot market.
Construction risk	• Major Projects group manages and monitors significant construction projects. • Strong project control and management framework.	• Executed EPC contract with Enercon for delivery and installation of the Bear Mountain Wind Park turbines. • 95 percent of Bear Mountain Wind Park costs completed or committed through fixed quotes.
Community support	• Active corporate and regulatory affairs departments.	• Held several events to inform and educate the communities in which AltaGas is constructing and developing projects.
Regulatory risk	• Appropriate resources deployed on regulatory issues. • Build risk-mitigation into contracts where possible.	• AltaGas' Sundance PPAs have provisions for financial relief in the event that policies and regulations render PPAs uneconomic. • AltaGas personnel participate in industry policy and oversight committees.
Environment and safety risk	• Strong safety and environmental management systems, which AltaGas continually strives to improve. • Focus on mitigating the impact of the Specified Gas Emitters Regulation (SGER).	• Bantry and Parkland gas-fired peaking plants compress natural gas to drive the peaking plant starter motors. The compressed gas is then captured and cycled through the peaking plants rather than vented into the environment. • Potentially generate offsets and emissions performance credits from existing AltaGas operating facilities. • Possible offset of SGER costs through higher Alberta Power Pool prices.

CONSOLIDATED RESULTS

Years ended December 31 ($ millions)	2008	2007	2006
Revenue	**1,816.8**	1,428.4	1,362.6
Unrealized gains on risk management	**11.0**	1.1	–
Net revenue[1]	**476.5**	324.0	318.9
EBITDA[1]	**256.4**	173.7	173.1
EBITDA before unrealized gains on risk management[1]	**245.4**	172.6	173.1
Operating income[1]	**189.4**	126.6	126.7
Net income	**163.6**	108.8	114.5
Net income before tax-adjusted unrealized gains on risk management[1]	**158.0**	109.3	114.5
Net income before tax[1]	**162.0**	114.7	113.4
Total assets	**2,163.6**	1,172.7	1,109.6
Total long-term liabilities	**857.5**	313.5	340.5
Net additions of capital assets	**808.0**	21.8	70.5
Distributions declared[2][3]	**147.1**	118.6	110.8
Cash flows			
Cash from operations	205.4	183.3	146.9
Funds from operations[1]	**217.1**	162.9	161.7

($ per unit except as noted)			
EBITDA[1]	**3.73**	3.03	3.12
EBITDA before unrealized gains on risk management[1]	**3.57**	3.01	3.12
Net income	**2.38**	1.90	2.06
Net income per diluted unit	**2.36**	1.89	2.06
Net income before tax-adjusted unrealized gains on risk management[1]	**2.30**	1.90	2.06
Net income before tax[1]	**2.35**	2.00	2.04
Distributions declared[2][3]	**2.125**	2.065	1.995
Cash flows			
Cash from operations	**2.99**	3.19	2.65
Funds from operations[1]	**3.16**	2.84	2.91
Units outstanding (millions)			
Weighted average number of units outstanding for the year (basic)	**68.8**	57.4	55.5
Weighted average number of units outstanding for the year (diluted)	**69.7**	57.4	55.5
End of year	**71.9**	58.1	56.4

(1) Non-GAAP financial measure. See discussion in the Non-GAAP Financial Measures section of this MD&A.

(2) Distributions declared of $0.180 per unit commencing August 2008, $0.175 per unit per month from August 2007 to July 2008. From August 2006 to July 2007 distributions of $0.17 per unit per month were declared. From March 2006 to July 2006 distributions of $0.165 per unit per month were declared. From August 2005 to February 2006 distributions of $0.16 per unit per month were declared.

(3) Excludes share distribution of AltaGas Utility Group Inc. shares in September 2007 providing an additional non-cash distribution of $0.076 per unit.

2008 CONSOLIDATED FINANCIAL REVIEW

Financial results for 2008 reflect the strong operating performance of AltaGas' energy infrastructure assets. In 2008 the Trust increased its assets by approximately $600 million as a result of the Taylor acquisition. The Trust also completed approximately $50 million of growth and enhancement initiatives in late 2008 at the Harmattan Complex. Net income increased by 50 percent year-over-year. The gas and power businesses each reported year-over-year operating income increases of 75 percent and 25 percent, respectively. The gas business reported strong results despite turnarounds at five extraction facilities in 2008, which resulted in lost revenues of $3.7 million and operating costs of $4.3 million and a major turnaround at one field processing facility which resulted in $1.0 million in lower operating income. The power business reported strong results due to higher power prices

received on both spot and hedged sales as well as higher contributions from the gas-fired peaking plants. The Trust recorded higher interest costs mainly due to the increased debt balances as a result of the Taylor acquisition and lower taxes primarily as a result of changes within the Trust's legal structure.

Net income in 2008 was $163.6 million ($2.38 per unit – basic), compared to $108.8 million ($1.90 per unit – basic) in 2007. Excluding a $13.8 million reduction in future tax liability related to changes in the Trust structure and a $5.6 million after-tax gain on risk management contracts, net income was $144.2 million ($2.10 per unit – basic). Excluding the Specified Investment Flow-Through (SIFT) tax of $5.4 million and a $6.1 million non-cash tax benefit due to the reduced federal tax rates recorded in 2007, net income in 2007 was $108.1 million ($1.88 per unit – basic).

Operating income across all segments increased by 50 percent to $189.4 million in 2008 compared to $126.6 million in 2007.

Operating income from the gas business was $103.6 million in 2008, compared to $59.3 million in 2007. In the power business, operating income was $117.9 million in 2008 compared to $94.6 million in 2007. In 2008 operating income from the gas and power businesses was 47 percent and 53 percent, respectively, of total business operating income compared to 39 percent and 61 percent, respectively, for 2007. The improved balance between the gas and power businesses reflects the impact of the Trust's strategy to have a more balanced portfolio of assets.

In the gas business, operating income increased mainly due to the larger energy infrastructure asset base as a result of the Taylor acquisition, higher rates and other revenues in FG&P and higher frac spreads, partially offset by lower throughput due to declines, planned and unplanned downtime in certain FG&P areas and lower volumes processed at the extraction plants owned prior to January 2008. The gas business reported strong results despite the approximately $10 million impact of five extraction plant turnarounds, planned and unplanned downtime at some field processing facilities and a fire at the Harmattan Complex.

In the power business, operating income increased due to higher average power prices, higher contributions from the peaking plants, a deferral account settlement from the AESO and a gain on the sale of one of the Trust's power development projects, partially offset by a more favourable RAPP in 2007, higher transmission costs and higher environmental compliance costs.

The operating loss in the corporate segment increased primarily due to higher costs to support the growth of the Trust, general cost escalations and lower investment income, partially offset by the unrealized gain reported on risk management contracts.

Consolidated net revenue for 2008 was $476.5 million compared to $324.0 million in 2007. In the gas business, net revenue increased due to additional extraction, processing and transmission facilities, higher operating cost recoveries, higher rates and other revenues in FG&P and higher frac spreads. These increases were partially offset by lower throughput in certain FG&P areas, the sale of non-core assets in mid-2007, lower fixed-price gas and transport sales and lower volumes processed at the extraction plants owned prior to the acquisition of the Taylor extraction facilities. In the power business, net revenue increased due to a higher average price received on the sale of power, higher contributions from the peaking plants, a deferral account settlement from the AESO and the gain on sale of a power development project, partially offset by a higher RAPP in 2007, and higher transmission and environmental compliance costs.

Operating and administrative expense for 2008 was $220.1 million, compared to $150.3 million in 2007. The increase was due to costs related to new facilities, turnaround costs and higher compensation and administrative costs. Operating costs included approximately $8.0 million related to turnaround costs incurred during the year. Approximately 36 percent were recovered. Administrative costs included approximately $2.0 million in non-recurring technology costs.

Amortization expense for 2008 was $67.0 million, compared to $47.1 million in 2007. The increase was primarily due to new and expanded facilities in the gas business, partially offset by the disposition of non-core assets in second quarter of 2007.

Interest expense in 2008 was $27.4 million, compared to $11.9 million in 2007. The increase was primarily due to higher average debt balances of $581.0 million in 2008, compared to $234.9 million in 2007. The average borrowing rate for 2008 was 5.3 percent which was consistent with 2007.

Income tax recovery for 2008 was $1.6 million, compared to income tax expense of $5.9 million in 2007. Income tax expense was lower as a result of certain tax planning initiatives undertaken by management in 2008. The income tax expense was lower by $11.8 million as a result of applying a lower tax rate to the future income tax liability that arose from changes in the legal entity structure of the Trust. This internal reorganization had the added benefit of reducing income tax expense by $13.3 million through use of higher intercompany interest, offset by income taxes of $12.0 million due to higher operating income. The lower 2008 income tax expense was partially offset by $2.3 million in current taxes from the sale of a power project, $1.7 million due to higher mark-to-market gains on risk management contracts and $1.5 million due to an adjustment for the estimated tax asset basis of the Trust. For comparative purposes, the enactment of the SIFT tax during 2007 increased income tax expense by $5.3 million. Later in the same year, income tax expense was reduced by $5.4 million due to the federal income tax rate reductions.

2007 CONSOLIDATED FINANCIAL REVIEW

Net income in 2007 was $108.8 million compared to $114.5 million in 2006. Excluding the SIFT tax of $5.4 million recorded in 2007, the $6.1 million non-cash tax benefit due to the reduced federal tax rates recorded in fourth quarter 2007, and the non-cash tax benefit of $6.6 million due to tax rate reductions recorded in 2006, net income for the year ended December 31, 2007 was in line with 2006. Adjusting for these one-time tax items, net income was $108.1 million in 2007 compared to $107.9 million in 2006. Net income increased mainly due to higher power prices received on hedged sales and lower costs in the power generation segment, new facilities and higher rates in the FG&P segment, higher extraction volumes exposed to frac spreads, higher frac spreads, a one-time gain from the sale of oil and gas production assets and lower interest expense. These increases were offset by lower revenues from lower unhedged sales due to lower Alberta spot power prices, lower throughput in the FG&P segment, the expiration of the Genesee power contract, higher operating and administrative costs, lower earnings in the Energy Services segment and a one-time charge related to non-recoverable costs incurred on a development project.

Consolidated net revenue for 2007 was $324.0 million compared to $318.9 million in 2006. The increase was due to higher hedge prices and lower costs in the power generation segment, new facilities and higher rates in the FG&P segment, higher frac spread-exposed volumes and higher frac spreads, and a one-time gain on the sale of oil and natural gas production assets. The increases were partially offset by the expiration of the Genesee power contract, lower throughput in the FG&P segment, a lower contribution from the oil and gas assets sold in May 2007 and decreased earnings in the Energy Services segment.

Operating and administrative expense for 2007 was $150.3 million compared to $145.8 million in 2006. The increase was due to additional costs related to new facilities, higher compensation and administrative costs and a one-time charge related to non-recoverable costs incurred on a development project.

Amortization expense for 2007 was $47.1 million compared to $46.4 million in 2006. The increase was primarily due to new and expanded facilities in the FG&P segment, partially offset by the sale of oil and natural gas production assets and the one-time write-down of $0.6 million of goodwill on a non-core investment in 2006.

Interest expense in 2007 was $11.9 million compared to $13.3 million in 2006. The decrease was primarily due to a lower average debt of $234.9 million compared to $274.1 million in 2006, partially offset by slightly higher borrowing rates. The average borrowing rate in 2007 was 5.3 percent compared to 4.9 percent in 2006.

Income tax expense for 2007 was $5.9 million compared to an income tax recovery of $1.1 million in 2006. The increase was mainly due to the non-cash charge of $5.4 million to record future income tax liabilities for differences between the accounting and tax basis of AltaGas' assets and liabilities as a result of the SIFT tax, the $6.6 million non-cash tax benefit recorded in

2006 due to Alberta and federal income tax rate reductions and a $1.6 million tax impact on unrealized gains related to risk management assets and liabilities. These increases were partially offset by the difference between the $6.1 million non-cash tax benefit due to the federal rate reductions enacted in late 2007 and the future income tax recovery of $0.6 million from the sale of oil and natural gas production assets.

GLOBAL MARKET CONDITIONS

Global financial markets have recently experienced severe turmoil; however AltaGas' financial position and ability to generate cash in the short and long-terms from its operations remain strong. The Trust also has good access to capital markets. In February 2009, the Trust issued trust units for gross proceeds of approximately $100 million and secured commitments for a new $250 million revolving and term credit facility. AltaGas' access to capital markets was also demonstrated with its 2008 funding program which consisted of a trust unit issue valued at approximately $115 million in June 2008 and a $250 million credit facility in March 2008, which will be replaced with the new facility secured in February 2009. In addition, trust units issued under the Trust's Distribution Reinvestment and Optional Unit Purchase Plan (DRIP) are expected to raise approximately $35 million in 2009.

The Trust's liquidity position remains sound, underpinned by highly predictable cash flow from operations, as well as revolving bank lines of $750 million, of which $326 million was available as at December 31, 2008 and high participation in the DRIP. Subsequent to the equity issuance, the Trust has approximately $100 million in incremental available bank lines.

Management has completed analyses of recent market conditions on both defined benefit pension plans and impairment testing for goodwill and intangible assets. All analyses concluded that no material adjustment is required.

CAPITAL PROJECTS

The outlook for 2009 capital expenditures is approximately $250 million with committed spending of approximately $200 million. The total of $250 million is expected to be split approximately 28 percent to gas and 72 percent to power projects. The majority of the $200 million of committed spending is to complete the construction of the Bear Mountain Wind Park.

Capital expenditures for 2010 have not yet been finalized. The Trust is pursuing many growth opportunities, however capital commitments for 2010 are subject to the economic environment and AltaGas' ability to create long-term unitholder value. As capital projects are approved and committed, AltaGas will update the capital outlook for 2010.

Gas Projects

Harmattan Co-stream Project

The proposed Harmattan Co-stream Project is expected to bring natural gas from the NOVA Gas Transmission Limited (NGTL) system to the Harmattan Complex for processing to recover ethane, propane, butane and condensate. The NGL Extraction Inquiry hearing held by the Alberta Energy Resources Conservation Board (ERCB) concluded at the end of September 2008 and the ERCB provided its ruling in February 2009. The ERCB has stated that proposed co-streaming and side-streaming projects, such as the Harmattan Co-stream Project, will be assessed on an individual basis by the ERCB. Furthermore, the entitlement to the NGL within the common-stream natural gas transported on Alberta-regulated gas transmission pipelines will be transferred over the next three years to receipt shippers who hold receipt capacity (capacity that gives the shipper the right to place natural gas on the NGTL system), rather than the current convention that gives export delivery transporters the rights to the NGL in the common stream. This change will provide AltaGas the opportunity to negotiate competitive pricing and terms to receipt shippers such that they can access the value of their NGL through the Harmattan Complex. With the NGL Inquiry now concluded, AltaGas will resubmit the application for its Harmattan Co-stream Project in the coming months. Upon approval, construction of the project would require approximately 14 months to complete. The project, as currently envisioned, is expected to cost in the range of $100 million to $120 million and would begin contributing to operating income in late 2010.

Power Projects

Hydroelectric

AltaGas is developing a portfolio of run-of-river hydroelectric projects in British Columbia. The largest of these is the 195-MW Forrest Kerr run-of-river hydroelectric project in northwest B.C. In addition AltaGas is in the early stages of developing the McLymont Creek (66 MW) and Volcano Creek (16 MW) run-of-river projects. These three projects were submitted to BC Hydro in late 2008 as part of the Clean Power Call competition to supply electricity. Management understands that BC Hydro intends to respond to the submission to the Clean Power Call by mid-2009. Should AltaGas be successful in contracting with BC Hydro for these projects, it is expected they will be in service sometime from 2014 through 2016.

AltaGas also has a number of smaller run-of-river hydroelectric projects under development in British Columbia with a combined capacity of approximately 130 MW.

Wind

Through a series of acquisitions, AltaGas has the potential of developing approximately 1,500 MW of wind power projects in western Canada and the northern and western United States. The portfolio of wind assets includes approximately 600 MW in mature stage development and 900 MW in early stage development. Of the 1,500 MW total potential development, 500 MW are in Canada and the remainder are in the United States.

NON-GAAP FINANCIAL MEASURES

This MD&A contains references to certain financial measures that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to GAAP financial measures are shown below. All of the measures have been calculated consistently with previous disclosures.

References to net revenue, operating income, EBITDA, EBITDA before unrealized gains (losses) on risk management, net income before tax-adjusted unrealized gains (losses) on risk management, net income before tax and funds from operations throughout this document have the meanings as set out in this section.

Net Revenue

Years ended December 31 ($ millions)	2008	2007	2006
Net revenue	**476.5**	324.0	318.9
Add: Cost of sales	**1,340.3**	1,104.4	1,043.7
Revenue (GAAP financial measure)	**1,816.8**	1,428.4	1,362.6

Net revenue, which is revenue less the cost of commodities purchased for sale and shrinkage, is a better reflection of performance than revenue, as changes in the market price of natural gas and power affect both revenue and cost of sales.

Operating Income

Years ended December 31 ($ millions)	2008	2007	2006
Operating income	**189.4**	126.6	126.7
Add (deduct): Interest	**(27.4)**	(11.9)	(13.3)
Income taxes	**1.6**	(5.9)	1.1
Net income (GAAP financial measure)	**163.6**	108.8	114.5

Operating income is a measure of the Trust's profitability from its principal business activities prior to how these activities are financed or how the results are taxed. The measure is used by management to assess the operating performance of the business segments as it is a better indicator of operating performance than net income. Operating income is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue less operating and administrative expenses and amortization.

EBITDA

Years ended December 31 ($ millions)		2008	2007	2006
EBITDA		256.4	173.7	173.1
Add (deduct):	Amortization and goodwill impairment	(67.0)	(47.1)	(46.4)
	Interest	(27.4)	(11.9)	(13.3)
	Income taxes	1.6	(5.9)	1.1
Net income (GAAP financial measure)		163.6	108.8	114.5

EBITDA is a measure of the Trust's operating profitability. EBITDA provides an indication of the results generated by the Trust's principal business activities prior to how these activities are financed, how assets are amortized or how the results are taxed. EBITDA is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue less operating and administrative expenses.

EBITDA Before Unrealized Gains on Risk Management

Years ended December 31 ($ millions)		2008	2007	2006
EBITDA before unrealized gains on risk management		245.4	172.6	173.1
Add (deduct):	Unrealized gains on risk management	11.0	1.1	–
	Amortization and goodwill impairment	(67.0)	(47.1)	(46.4)
	Interest	(27.4)	(11.9)	(13.3)
	Income taxes	1.6	(5.9)	1.1
Net income (GAAP financial measure)		163.6	108.8	114.5

EBITDA before unrealized gains on risk management is a measure of the Trust's operating profitability without the impact of the change in fair value of risk management contracts. EBITDA before unrealized gains on risk management reports the results of the Trust's principal business activities on a realized basis and prior to how business activities are financed, assets are amortized or the results are taxed. AltaGas does not speculate on commodity prices, but rather enters into financial instruments to manage risk, and therefore evaluates company performance prior to the accounting of the unrealized gains or losses from risk management activities. EBITDA before unrealized gains on risk management is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue adjusted for unrealized gains on risk management less operating and administrative expenses.

Net Income Before Tax-Adjusted Unrealized Gains on Risk Management

Years ended December 31 ($ millions)		2008	2007	2006
Net income before tax-adjusted unrealized gains on risk management		158.0	109.3	114.5
Add (deduct):	Unrealized gains on risk management	11.0	1.1	–
	Income tax expense on risk management	(5.4)	(1.6)	–
Net income (GAAP financial measure)		163.6	108.8	114.5

Net income before tax-adjusted unrealized gains on risk management is a better reflection of performance than net income as changes related to risk management are based on estimates related to commodity prices and foreign exchange rates over time. Net income before tax-adjusted unrealized gains on risk management is calculated from the Consolidated Statement of Income and Accumulated Earnings and is defined as net income plus unrealized gains on risk management and less income tax expense.

Net Income Before Tax

Years ended December 31 ($ millions)		2008	2007	2006
Net income before tax		162.0	114.7	113.4
Add (deduct):	Income taxes	1.6	(5.9)	1.1
Net income (GAAP financial measure)		163.6	108.8	114.5

Net income before tax is a better reflection of performance because it is not dependent on how those results are taxed which can change from year-to-year. Net income before tax is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net income less income tax expense.

Funds From Operations

Years ended December 31 ($ millions)	2008	2007	2006
Funds from operations	**217.1**	162.9	161.7
Add (deduct): Net change in non-cash working capital and asset retirement obligations settled	**(11.7)**	20.4	(14.8)
Cash from operations (GAAP financial measure)	**205.4**	183.3	146.9

Funds from operations is used to assist management and investors in analyzing operating performance without regard to changes in the Trust's non-cash working capital in the period. Funds from operations as presented should not be viewed as an alternative to cash flow from operations or other cash flow measures calculated in accordance with Canadian GAAP. Funds from operations is calculated from the Consolidated Statements of Cash Flows and is defined as cash provided by operating activities before changes in non-cash working capital and expenditures incurred to settle asset retirement costs.

RESULTS OF OPERATIONS BY SEGMENT

Operating Income

For the years ended December 31 ($ millions)	2008	2007
Extraction and Transmission	**83.8**	39.1
Field Gathering and Processing	**20.4**	18.2
Energy Services	**(0.6)**	2.0
Power Generation	**117.9**	94.6
Corporate	**(32.1)**	(27.3)
	189.4	126.6

GAS BUSINESS

Description of Extraction Assets

AltaGas owns extraction plant processing capacity through its interest in two extraction plants at Empress, Alberta, an extraction plant at Joffre, Alberta and another in Edmonton, Alberta. Also included in the extraction business is AltaGas' Bantry field fractionation facility. With the Taylor transaction effective January 10, 2008, AltaGas added the Harmattan Complex in Alberta, ownership interest in the Younger Extraction Plant in British Columbia and increased its ownership of the Joffre Extraction Plant in Alberta to 100 percent. The Harmattan Complex has natural gas licensed inlet capacity of 490 Mmcf/d, a deep cut NGL extraction unit, NGL fractionation net capacity of 25,000 Bbls/d and NGL terminal facilities. The Younger Extraction Plant, with NGL extraction ownership of 56.7 percent, has net processing capacity of 425 Mmcf/d and NGL fractionation and terminal ownership of 100 percent with net capacity of 25,000 Bbls/d. The increased ownership of the Joffre plant added net capacity of 125 Mmcf/d and terminalling with net capacity of 5,200 Bbls/d. AltaGas operates the Edmonton Ethane Extraction Plant, the Joffre Extraction Plant, the Bantry field facility, Harmattan Complex and the Younger Extraction Plant. The extraction plants provide stable fixed-fee or cost-of-service type revenues and margin-based revenues. AltaGas' net raw gas licensed inlet capacity at these plants was 1,594 Mmcf/d at December 31, 2008. The current throughput at these facilities is 801 Mmcf/d.

The value of ethane and NGL extraction is a function of the difference between the value of the ethane, propane, butane and pentanes plus as separate marketable commodities and their value as constituents of the natural gas stream. If the components are not extracted, they are sold as part of natural gas and generate revenue for their heating value at the prevailing natural gas price since ethane and extracted NGL components are sold at higher prices that reflect the value for each of the individual

commodities. In most cases the NGL recovered at natural gas processing and extraction plants in western Canada are delivered into a system of pipelines that collects and moves NGL to Fort Saskatchewan, Alberta or Sarnia, Ontario. NGL are used directly as an energy source and as feedstock for the petrochemical and crude oil refining industries. Ethane is the feedstock for ethylene production.

Extraction facility owners have the right to extract liquids from the natural gas stream, either directly as the owner of the gas, or through NGL extraction agreements. The typical commercial arrangement involves the ethane and NGL extraction plant owner contracting with an export delivery transporter on a gas transmission system for the right to extract the ethane and NGL from the transporter's natural gas. By removing ethane and NGL, the extraction plant is, in effect, extracting or shrinking a portion of the energy content of the shipper's natural gas. The extraction plant owner pays the transporter for the extracted energy or alternatively purchases a sufficient volume of natural gas from the market to replace the extracted energy, thereby keeping the transporter whole. This purchased gas is referred to as shrinkage or make-up gas. Extraction contract terms may be for firm or interruptible processing, and may vary from monthly to multi-year in length. Currently the majority of AltaGas' extraction agreements are multi-year term arrangements. Based on the results of the ERCB NGL Extraction Inquiry released in February 2009, the convention for obtaining extraction rights will change over the next three years, whereby the entitlement to the NGL within the common-stream natural gas transported on Alberta-regulated gas transmission pipelines will be transferred to receipt shippers rather than the export delivery transporters. AltaGas is developing a strategy to capitalize on opportunities related to the NGL Extraction Inquiry decision.

New Extraction Assets

The majority of the $55 million capital program at Harmattan was completed by the end of 2008. Approximately $8 million of the $55 million is expected to be spent by the end of second quarter 2009. The projects included capturing incremental throughput of approximately 30 to 40 Mmcf/d, thereby increasing the plant's effective throughput by 30 percent. The efficiency projects helped reduce fuel gas consumption and increased reliability. It is expected that the financial performance of Harmattan will increase by over 80 percent in 2009 with the benefit of these capital programs and no plant turnarounds. In 2009, an incremental $6 million will be spent to further enhance the revenue generation capability of the Complex. The additional funds will increase the fractionation capacity by 7,500 Bbls/d up to 35,000 Bbls/d. There will be no change in the raw inlet capacity of the facility, only an increase in throughput.

Description of Transmission Assets

AltaGas owns five natural gas transmission systems with combined transportation capacity of approximately 554 Mmcf/d and three NGL pipelines with combined capacity of 151,600 Bbls/d.

The Suffield System in southeastern Alberta accounted for 46 percent of transmission net revenue in 2008 and has capacity of 400 Mmcf/d (approximately 416,000 GJ/d). The majority of the Suffield System's capacity is currently contracted by EnCana through transport-or-pay, daily contract quantity commitments that will expire in 2022 and be renewable for one-year periods thereafter. Contractual volume commitments are expected to increase annually from approximately 370,000 GJ/d in 2008 to approximately 406,000 GJ/d in 2010 and will decline thereafter.

AltaGas acquired the EDS and the Joffre Feedstock Pipeline (JFP) with the acquisition of Taylor in January 2008. The EDS is used to transport ethylene, the main product produced by the NOVA Chemicals Joffre petrochemical complex, to industrial customers and storage facilities in the Edmonton and Fort Saskatchewan areas. The EDS is a 180-km, 12-inch diameter pipeline with capacity of 90,000 Bbls/d. The JFP transports NGLs from Fort Saskatchewan to the NOVA Chemicals Joffre petrochemical complex. JFP is a 180-km, 10-inch diameter pipeline with capacity of 50,000 Bbls/d. The EDS and JFP transportation agreements provide for a fixed transport-or-pay fee plus the full recovery of actual costs incurred for a term of 12 years to 2016 with provisions for extensions thereafter.

AltaGas owns and operates the majority of the Cold Lake natural gas transmission system, which consists of 39 receipt points and 36 delivery points (including four pipeline interconnects). The Kahntah pipeline transports natural gas from British Columbia to Alberta and is contracted on an annual basis. The Porcupine Hills pipeline in southwest Alberta is a single shipper NGL pipeline. The Summerdale and Battle Lake pipelines transport natural gas in central Alberta.

New Transmission Assets

AltaGas is investing a total of approximately $12.5 million to upgrade its EDS pipeline of which 80 percent was completed in 2008. The upgrade involves replacing approximately 12 km of 12-inch diameter pipeline with thicker-walled pipe to meet regulatory requirements associated with an increase in adjoining residential population density. AltaGas will receive a fixed, transport-or-pay fee and will have full cost recovery in operating the upgrade under cost-of-service arrangements similar to existing arrangements for the EDS pipeline. Construction began in fall 2008 and is expected to be completed by April 2009.

Financial Results

For the years ended December 31 ($ millions)	2008	2007
Revenue	430.1	142.9
Net revenue	176.2	67.4
Operating and administrative expense	65.1	20.3
Amortization expense	27.3	8.0
Operating income	83.8	39.1

Operating Statistics

For the years ended December 31	2008	2007
Extraction inlet gas processed (Mmcf/d)(1)	801	436
Extraction ethane volumes (Bbls/d)(1)	24,795	13,355
Extraction NGL volumes (Bbls/d)(1)	12,242	6,752
Total extraction volumes (Bbls/d)((1)	37,037	20,107
Frac spread – realized ($/Bbl)(1) (2)	26.97	21.38
Frac spread – average spot price ($/Bbl)(1)	28.79	22.48
Transmission volumes (Mmcf/d)(1) (3)	379	407

(1) *Average for the period.*

(2) *AltaGas reports an indicative frac spread or NGL margin, expressed in dollars per barrel of NGL, which is derived from Edmonton postings for propane, butane and condensate and the daily AECO natural gas price.*

(3) *Excludes NGL pipeline volumes.*

E&T Variance Analysis

Operating income in the E&T segment for 2008 was $83.8 million compared to $39.1 million in 2007. The primary contributors to the increase was the addition of new extraction and transmission facilities through the Taylor acquisition in January 2008, higher realized frac spreads and increased rates, partially offset by lower volumes processed at the extraction plants owned prior to January 2008. Plant turnarounds and a fire at the Harmattan Complex in 2008 resulted in lower operating income of approximately $8.5 million.

In 2008, average ethane and NGL volumes extraction increased primarily as a result of the addition of the Harmattan Complex, Younger Extraction Plant and the remaining 50 percent ownership in the Joffre Extraction Plant, partially offset by lower volumes processed at the extraction plants owned prior to January 2008. Transmission volumes decreased slightly in 2008 due to lower volumes on the Suffield system.

Net revenue in 2008 was $176.2 million, up substantially from $67.4 million in 2007. Net revenue increased by $111.5 million primarily as a result of the extraction and transmission assets acquired with Taylor, as well as $1.5 million due to higher realized

frac spreads, $0.9 million due to the Cold Lake Expansion completed in 2007 and $0.6 million due to increased transmission rates. These increases were partially offset by $2.3 million in lower volumes at the extraction plants owned prior to January 2008.

Operating and administrative expense in 2008 was $65.1 million compared to $20.3 million in 2007. The increase was mainly due to the costs incurred to operate the Taylor assets acquired in first quarter 2008. Included in operating expense is $4.1 million due to turnarounds and $0.5 million as a result of the fire at the Harmattan Complex.

Amortization expense in 2008 was $27.3 million compared to $8.0 million in 2007. The increase was due to the Taylor acquisition in January 2008.

Description of FG&P Assets

The FG&P segment consists of 76 gathering and processing facilities in 30 operating areas in western Canada and approximately 6,500 km of gathering lines upstream of processing facilities that deliver natural gas into downstream pipeline systems that feed North American natural gas markets.

The gathering systems move natural gas on behalf of producers from the wellhead to AltaGas processing facilities where impurities and certain hydrocarbon components are removed and the gas is compressed to meet the operating specifications of downstream pipeline systems that deliver gas to domestic and export energy markets. AltaGas focuses on owning and operating smaller, moveable natural gas processing facilities with processing capacity of under 50 Mmcf/d, which distinguishes it from most of its competitors in western Canada.

The FG&P segment's main business drivers are throughput, gathering and processing fees and operating costs. Throughput is impacted by new well tie-ins, reactivations, recompletions and well optimizations performed by producers and natural production declines in areas served by AltaGas' processing facilities.

New FG&P Assets

AltaGas plans to invest approximately $25 million on a sour gas expansion at its Pouce Coupe facility. Once completed, the expansion will add approximately 20 Mmcf/d of sour gas processing capability to the current 7 Mmcf/d of sweet gas processing capacity. The development is currently at the regulatory approval stage. Certain equipment required for the expansion is being redeployed from the Doris facility and other long-lead items have been purchased. Approximately 70 percent of the project costs are now firm.

Financial Results

For the years ended December 31

($ millions)	2008	2007
Revenue	**154.4**	135.1
Net revenue	**143.9**	127.4
Operating and administrative expense	**95.4**	83.3
Amortization expense	**28.1**	25.9
Operating income	**20.4**	18.2

Operating Statistics

For the years ended December 31

	2008	2007
Capacity (Mmcf/d)(1)	**1,172**	1,023
Throughput (gross Mmcf/d)(2)	**541**	527
Capacity utilization (%)(2)	**46**	52
Average working interest (%)(1)	**92**	91

(1) As at the end of the reporting period.

(2) Average for the period.

FG&P Variance Analysis

Operating income in the FG&P segment was $20.4 million in 2008 compared to $18.2 million in 2007. The increase was due to the contribution from new facilities, higher rates and other facility service revenues, partially offset by lower throughput, higher expenses and no income from the Ikhil Joint Venture which was sold in 2007.

Throughput in 2008 averaged 541 Mmcf/d compared to 527 Mmcf/d in 2007. The increase was primarily due to the acquisition of new plants and additional well tie-ins, partially offset by natural declines, lower producer activity, and scheduled and unscheduled plant outages.

Throughput volumes decreased 19 Mmcf/d in the North District due to general decline and plant turnaround at Rainbow Lake (6 Mmcf/d), lower volumes due to a fire on February 13, 2008 followed by a plant shutdown until May 9 at Clear Hills (4 Mmcf/d), general declines in Cold Lake (3 Mmcf/d) and Pouce Coupe operating areas and the sale of Ikhil (1 Mmcf/d), partially offset by increased volumes at Clear Prairie (3 Mmcf/d). Throughput volumes in the South District increased due to the acquisition of RET (55 Mmcf/d), a new plant at Acme (4 Mmcf/d) and higher volumes at Bonnie Glen (2 Mmcf/d). These increases were offset by combined volume declines at Bantry and Princess and some volumes being diverted due to a plant shut-in on February 12, 2008 at Princess (9 Mmcf/d), volume declines and lower tie-ins at Central Border (7 Mmcf/d) and Kirkpatrick (2 Mmcf/d), and volume declines at South Foothills (4 Mmcf/d) and Alder Flats (2 Mmcf/d).

Net revenue in the FG&P segment was $143.9 million in 2008 compared to $127.4 million in 2007. The increase was due to $17.6 million from new facilities, $6.8 million due to higher operating cost recoveries, $1.2 million from increased rates and higher other facility service revenues. These increases were partially offset by $6.8 million due to lower throughput resulting from volume declines, lower producer drilling activity and operational downtime, as well as $2.7 million from the sale of the Ikhil Joint Venture.

Operating and administrative expense in the FG&P segment in 2008 was $95.4 million compared to $83.3 million in 2007. The increase was mainly attributable to $9.0 million for new facilities and $4.2 million due to higher expenses primarily due to the Rainbow Lake turnaround, of which 77 percent were recovered. These increases were partially offset by $1.2 million in lower expenses from the sale of the Ikhil Joint Venture.

Amortization expense in the FG&P segment in 2008 was $28.1 million compared to $25.9 million in 2007. The increase was due to new and expanded facilities, partially offset by the sale of the Ikhil Joint Venture in 2007.

Description of Energy Management Business

The energy management business consists of providing energy consulting and supply management services and arranging gas and power supply for non-residential end-users. AltaGas' energy management services are provided under the brand name ECNG Energy and are supported by employees in: Burlington and Chatham, Ontario; Calgary, Alberta; and Vancouver, British Columbia.

The majority of the energy management fee-for-service revenue is based on one-to-three-year evergreen contracts. Fees are earned by providing advisory services, and arranging and managing supply on behalf of customers. These services allow customers to reduce exposure to gas and power price volatility and to match their energy supply requirements with their risk and budget objectives.

In the energy management business, AltaGas primarily enters into agency retainer agreements with clients under which it provides gas and electricity supply and price management advice to its customers. Under these agency agreements AltaGas, on behalf of its end-user customers, also purchases, manages and fixes the price of the client's natural gas and electricity purchases. AltaGas acts as agent on behalf of its customers and is generally not exposed to changes in the commodity prices.

Description of Gas Services Business

One of the key functions of the Energy Services segment is the support provided to AltaGas' infrastructure businesses. The gas services group contracts supply and shrinkage gas for AltaGas' extraction facilities. It also contracts and resells capacity on AltaGas transmission pipelines and provides gas control services to balance gas flows. Gas services markets gas for FG&P customers and in the process earns margins, manages credit exposure, and provides additional value-added services to AltaGas' producer customers. In addition, it contracts and manages gas for AltaGas' gas-fired power peaking plants.

In addition to supporting other operating segments within AltaGas, the gas services business identifies opportunities to buy and resell natural gas, market natural gas for producers and exchange, reallocate or resell pipeline capacity and storage to earn a profit. Net revenues from these activities are derived from low-risk opportunities based on transportation cost differentials between pipeline systems and differences in natural gas prices from one period to another. Fixed margins are earned by simultaneously locking in buy and sell transactions in compliance with AltaGas' credit and commodity risk policies. AltaGas also provides energy procurement services for large industrial and utility gas users, and manages the third-party pipeline transportation requirements for many of its gas marketing customers.

AltaGas' gas services business also includes transportation arrangements into the eastern Canadian markets and within Alberta in the form of gas exchange arrangements with AltaGas' gathering and processing customers. AltaGas markets or exchanges all of the volumes that flow through its Cold Lake and Summerdale pipeline systems. In a gas exchange transaction AltaGas receives natural gas from customers on an AltaGas system and delivers the gas to its customers on the TransCanada, ATCO or TransGas systems. By purchasing or exchanging gas on these pipeline systems and at other facilities, AltaGas has achieved positive margins while providing improved netbacks for producers.

Over several years, AltaGas had accumulated a portfolio of oil and natural gas production assets in connection with larger acquisitions of gathering and processing facilities. These oil and natural gas assets were sold in the second quarter of 2007.

New Energy Services Assets

The gas services business will manage AltaGas' 50 percent share of Sarnia Storage Pool Limited Partnership, which owns 5.3 Bcf of gas storage capacity and is currently anticipated to be in commercial operation by July 2009. Storage in the pool will be marketed on a fee-for-service basis to credit-worthy third parties. Market Hub Partners Management Inc., an affiliate of Spectra Energy Corp., has been contracted to manage the general partner of the limited partnership and operate the facility.

Financial Results

For the years ended December 31 ($ millions)	2008	2007
Revenue	**1,058.7**	1,022.5
Net revenue	**14.1**	20.9
Operating and administrative expense	**12.7**	15.6
Amortization expense	**2.0**	3.3
Operating income	**(0.6)**	2.0

Operating Statistics

For the years ended December 31	2008	2007
Energy management service contracts[1]	**1,711**	1,466
Average volumes transacted (GJ/d)[2]	**302,392**	388,217

(1) Active energy management service contracts at the end of the reporting period.

(2) Average for the period. Includes volumes marketed directly, volumes transacted on behalf of other operating segments, and volumes sold in gas exchange transactions.

Energy Services Variance Analysis

The Energy Services segment reported an operating loss of $0.6 million in 2008 compared to operating income of $2.0 million in 2007. The decrease was due to the $1.6 million gain reported on the sale of oil and natural gas production assets in second quarter 2007, lower fixed-price gas and transportation sales, declining volumes and a one-time cost for commissions paid to a trade association related to 2007. The decreases were partially offset by a one-time pricing adjustment and lower operating and administrative expenses.

Net revenue was $14.1 million in 2008 compared to $20.9 million in 2007. The decrease included $4.4 million from the sale of oil and natural gas assets in second quarter 2007 and $3.5 million due to lower fixed-price gas and transport sales and declining volumes, partially offset by a $0.8 million one-time pricing adjustment.

POWER BUSINESS

Description of Power Generation Assets

The power business comprises 392 MW of total power generation capacity in Alberta through a 50 percent ownership interest in the Sundance B PPAs and a capital lease for 25 MW of gas-fired power peaking capacity. In addition, gas-fired peaking plants have been installed with total generating capacity of 14 MW. The segment also includes a 25 percent interest in a 7-MW run-of-river hydroelectric generation facility in British Columbia acquired in January 2008 with the Taylor acquisition. The power business also includes a 102-MW wind farm in B.C. under construction and approximately 1,900 MW of renewable power under development.

PPAs were established in 1999 under Alberta's program of power industry deregulation. PPAs were created to separate ownership of the physical power generation assets from control of output. The 50 percent interest in the Sundance B PPAs provides AltaGas with the rights to a specified target level of 86 percent of the Sundance B plants' rated capacity and to ancillary services until December 31, 2020.

Results in the power business are largely driven by generator availability, hedge prices (for the portion of capacity that is hedged) and Alberta spot prices (for the portion of capacity that is not hedged). The relationship among production, spot prices and cost of sales is specified in the PPAs. Generally, AltaGas is compensated when power production is less than target levels, at a rate based on the previous month's RAPP. Similarly, if generation from the PPAs is above target, AltaGas is obligated to provide the owner of the generation facility financial compensation based on the difference between actual availability and target availability, multiplied by the RAPP. The financial exposure may be positive or negative depending on the difference between the current Alberta spot price and RAPP and between actual generation and the target. The majority of the cost of sales is the fixed costs and variable operating costs paid to the operator of the Sundance B facility, transmission costs and Alberta Power Pool trading charges. The price for coal purchased through the PPAs is based on pre-defined formulae tied to inflation, rather than the prevailing market price for coal.

AltaGas also leases, operates and maintains 25 MW of gas-fired peaking generation. The lease began in September 2004 and includes an option at the end of the initial term of 10 years to renew for a further 15 years or to purchase the assets. Construction was completed for an additional 14 MW of gas-fired peaking capacity, which increases the Trust's peaking capacity by 58 percent. The Energy Services segment manages the gas requirement for the peaking plants and the units are dispatched from the Edmonton extraction plant. This 39 MW of gas fired peaking capacity provides fuel diversity to AltaGas' power business and partial backstopping to outages at Sundance. In addition, due to their quick ramp up capability, the peaking plants provide revenue from the sale of energy and ancillary services.

New Power Assets

Construction of the 102-MW Bear Mountain Wind Park near Dawson Creek, British Columbia remains on schedule for completion in November 2009. Foundations to support turbine construction are complete and construction of the substation and powerlines is underway. AltaGas is financing the project, which is expected to cost approximately $200 million, through its credit facilities. The Bear Mountain Wind Park is backstopped by a 25-year electricity purchase agreement with BC Hydro. Bear Mountain Wind Park has retained the green attributes and renewable energy credits from the project and intends to sell them to provide an additional revenue stream to the project.

AltaGas entered into an engineering-procurement-construction (EPC) agreement with Enercon GmbH to supply and install the wind turbines. AltaGas has also entered into a long-term service agreement with Enercon to operate and maintain the wind turbines. Expenditures for the project were approximately $50 million in 2008 and are expected to be $135 million in 2009. AltaGas has paid 25 percent of the total euros required for the project and has hedged 90 percent of the remaining euro amounts, which are payable over time commencing in second quarter 2009.

Financial Results

For the years ended December 31 ($ millions)	2008	2007
Revenue	223.5	182.5
Net revenue	129.0	104.2
Operating and administrative expense	3.7	2.1
Amortization expense	7.4	7.5
Operating income	117.9	94.6

Operating Statistics

For the years ended December 31	2008	2007
Volume of power sold (GWh)	2,623	2,661
Average price received on the sale of power ($/MWh)	84.51	68.59
Alberta Power Pool average spot price ($/MWh)	89.95	66.84


$/MWh(1)
Average Price Received by AltaGas
Daily Average Alberta Power Pool Price
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
$48.77
$54.59
$69.26
$68.59
$84.51
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2004
2005
2006
2007
2008

(1) *Chart truncated at $300.00; daily average Alberta power pool price reached as high as $999.99/MWh.*

Power Generation Variance Analysis

Operating income in the power business for 2008 was $117.9 million compared to $94.6 million in 2007. The increase was due to higher prices received on both spot and hedged sales, higher contributions from peaking plants, an AESO deferral account settlement, and a gain from the sale of a power project under development, partially offset by higher PPA costs, higher transmission costs and higher costs to comply with Alberta's Specified Gas Emitters Regulation (SGER).

Net revenue for 2008 was $129.0 million compared to $104.2 million in 2007. The increase included $27.1 million due to higher prices received on higher hedged volumes, $9.7 million from higher prices received on spot sales, $2.7 million in higher contributions from the gas-fired peaking plants, $1.8 million from an AESO deferral account settlement and $1.6 million from the sale of a power development project. These increases were partially offset by $8.6 million due to a more favourable RAPP received in 2007 than in 2008, $5.3 million as a result of higher transmission costs, $3.2 million of higher costs incurred to comply with Alberta's SGER which came into effect in mid-2007 and $0.9 million in other variable costs.

Operating and administrative expense of $3.7 million in 2008 was higher than the $2.1 million reported in 2007, primarily due to operating and maintenance services AltaGas began providing to the leased peaking plants in March 2007, operating and maintenance costs incurred on the Bantry and Parkland generators, which came on-line in 2008, and administrative costs related to the development of run-of-river projects.

Amortization expense of $7.4 million in 2008 was similar to 2007.

CORPORATE

Description of Corporate Assets

The Corporate segment includes the cost of providing corporate services and general corporate overhead, investments in public and private entities and the effects of changes in the value of risk management assets and liabilities. Management makes operating decisions and assesses performance of its operating segments based on realized results and key financial metrics such as return on equity and return on capital without the impact of the volatility in commodity prices and foreign exchange rates. Management monitors the impact of mark-to-market accounting as part of the consolidated entity as risk is managed on a portfolio basis. Consequently, the impact of mark-to-market accounting on net income is reported and monitored in the Corporate segment.

Financial Results

For the years ended December 31 ($ millions)	2008	2007
Revenue	**1.9**	5.0
Unrealized gains on risk management	**11.0**	1.1
Net revenue	**12.9**	6.2
Operating and administrative expense	**42.8**	31.2
Amortization expense	**2.2**	2.3
Operating loss	**(32.1)**	(27.3)
Operating loss before unrealized gains on risk management	**(43.1)**	(28.4)

Corporate Variance Analysis

The operating loss for 2008 was $32.1 million compared to $27.3 million in 2007. The increased loss was due to higher operating and administrative costs and lower investment income from Taylor, partially offset by unrealized gains on risk management contracts.

Net revenue was $12.9 million for 2008 compared to $6.2 million in 2007. The increase was due to $9.9 million higher unrealized gains on risk management contracts, partially offset by lower investment income of $2.6 million from Taylor and $0.6 million in lower interest income.

Operating and administrative expense was $42.8 million in 2008 compared to $31.2 million in 2007. The increase was primarily due to higher compensation costs of approximately $7.0 million, higher information technology costs of approximately $2.5 million, $2.0 million of which is non-recurring, and higher rent of approximately $1.5 million.

Amortization expense for 2008 was similar to 2007.

Corporate Outlook

Excluding the impact of mark-to-market accounting, the operating loss for 2009 is expected to be similar to 2008. Operating and administrative expenses are expected to increase by approximately five percent but this is expected to be offset by lower costs related to business development activities which are borne by the operating segments in 2009.

The effects of risk management contracts are based on estimates relating to commodity prices and foreign exchange rates over time. The actual amounts will vary based on these drivers and management is therefore unable to predict the impact of financial instruments. However, the impact of the accounting standards is expected to be relatively low as the Trust uses financial instruments to manage exposure to commodity price fluctuations and to buy and sell gas and power with locked-in margins. The Trust does not execute financial instruments for speculative purposes.

INVESTED CAPITAL

During 2008, AltaGas acquired capital assets, long-term investments and other assets totalling $824.8 million, which included Taylor, AREI, ARELP and Bear Mountain, compared to $86.1 million in 2007. During 2008, the sale of excess equipment, the power development project and the reduction of the carrying value of the Trust's investment in Taylor prior to the acquisition resulted in a reduction of net invested capital of $62.1 million.

Net Invested Capital – Investment Type

Year ended December 31, 2008
($ millions)

	E&T	FG&P	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Capital assets	610.9	63.9	0.3	141.7	6.6	823.4
Long-term investments and other assets	–	–	–	0.7	0.7	1.4
	610.9	63.9	0.3	142.4	7.3	824.8
Disposals:						
Capital assets	(0.1)	(10.1)	–	(5.2)	–	(15.4)
Long-term investments and other assets	–	–	–	–	(48.2)	(48.2)
Net invested capital	610.8	53.8	0.3	137.2	(40.9)	761.2

Net Invested Capital – Investment Type

Year ended December 31, 2007
($ millions)

	E&T	FG&P	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Capital assets	5.0	29.1	9.8	22.0	2.3	68.2
Long-term investments and other assets	–	–	–	(0.5)	18.4	17.9
	5.0	29.1	9.8	21.5	20.7	86.1
Disposals:						
Capital assets	(0.3)	(15.9)	(30.2)	–	–	(46.4)
Long-term investments and other assets	–	–	–	–	–	–
Net invested capital	4.7	13.2	(20.4)	21.5	20.7	39.7

The Trust categorizes its invested capital into maintenance, growth and administration.

Maintenance capital expenditures were $3.7 million in 2008 compared to $5.7 million in 2007. Growth capital of $813.5 million was expended in 2008 (2007 – $56.2 million) which was largely composed of $592.0 million for the Taylor acquisition, $48.7 million for the Bear Mountain Wind Park, $53.9 million for extraction and transmission facilities, $29.6 million for field gathering and processing facilities, $80.0 million for renewable power projects, $9.0 million on the installation of the new power peaking equipment and $0.2 million for the development of the Sarnia storage. Administrative capital expenditures of $7.6 million in 2008 were significantly lower than the $24.2 million recorded in 2007. The decrease was due to $12.5 million recorded in 2007 as a result of accounting for the Trust's investment in Taylor from the equity to the cost method and reclassing the investment as available-for-sale and a $9.2 million promissory note received from the sale of oil and natural gas production assets in 2007. The growth capital has been financed through increased long-term debt.

Invested Capital – Use

Year ended December 31, 2008
($ millions)

	E&T	**FG&P**	**Energy Services**	**Power Generation**	**Corporate**	**Total**
Invested capital:						
Maintenance	**1.5**	**2.2**	**–**	**–**	**–**	**3.7**
Growth	**609.5**	**59.3**	**0.2**	**142.4**	**2.1**	**813.5**
Administrative	**–**	**2.3**	**0.1**	**–**	**5.2**	**7.6**
Invested capital	**611.0**	**63.8**	**0.3**	**142.4**	**7.3**	**824.8**

Invested Capital – Use

Year ended December 31, 2007
($ millions)

	E&T	FG&P	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Maintenance	1.7	4.0	–	–	–	5.7
Growth	3.3	23.3	9.3	21.5	(1.2)	56.2
Administrative	–	1.8	0.5	–	21.9	24.2
Invested capital	5.0	29.1	9.8	21.5	20.7	86.1

FINANCIAL INSTRUMENTS

The Trust is exposed to market risk and potential loss from changes in the value of financial instruments. AltaGas enters into financial derivative contracts to manage exposure to fluctuations in commodity prices, interest rates and foreign exchange rates, particularly in the power generation and E&T segments and with respect to interest rates on debt. During 2008, the Trust had positions in the following types of derivatives, which are also disclosed in Note 14 to the Consolidated Financial Statements:

Commodity Forward Contracts

The Trust executes gas, power, and other commodity forward contracts to manage its asset portfolio and lock-in margins from back-to-back purchase and sale agreements. In a forward contract, one party agrees to deliver a specified amount of an underlying asset to the other party at a future date at a specified price. The Energy Services segment transacts primarily on this basis.

Commodity Swap Contracts

The Trust executes fixed-for-floating power price swaps to manage its power asset portfolio. A fixed-for-floating price swap is an agreement between two counterparties to exchange a fixed price for a floating price. The Power Generation segment's results are significantly affected by the price of electricity in Alberta. AltaGas employs derivative commodity instruments for the purpose of managing the Trust's exposure to power price volatility. The Alberta Power Pool settles power prices on an hourly basis and prices ranged from $0/MWh to $999.99/MWh in 2008. The average spot price was $89.95/MWh 2008. AltaGas moderated the impact of this volatility on its business through the use of financial hedges on a portion of its power portfolio that management deemed optimal. The average price received for power by the Trust was $84.51/MWh in 2008.

NGL Frac Spread Hedges

The Trust executes fixed-for-floating frac spread swaps to manage its NGL frac spreads. The Extraction and Transmission segment's results are affected by fluctuations in frac spreads. At December 31, 2008, the Trust had NGL frac spread agreements for 2,800 Bbls/d at an approximate average price of $23/Bbl for the October to December 2008 period. The Trust has also entered into four NGL frac spread agreements for 2009 for a total of 2,800 Bbls/d and 2010 for a total of 700 Bbls/d at an average frac spread of approximately $27/Bbl. The average spot frac spread was $28.79/Bbl for 2008. The average frac spread received was $26.97/Bbl.

Interest Rate Forward Contracts

The Trust enters into interest rate swaps where cash flows of a fixed rate are exchanged for those of a floating rate. At December 31, 2008 the Trust had interest rate swaps with varying terms to maturity of $205 million. Including AltaGas' medium term notes (MTNs) and capital leases, the rate was fixed on 74 percent of AltaGas' debt.

Foreign Exchange Forward Contracts

Foreign exchange exposure created by transacting commercial arrangements in foreign currency is managed through the use of foreign exchange forward contracts whereby a fixed rate is locked in against a floating rate and option agreements whereby an option to transact foreign currency at a future date is purchased or sold. As at December 31, 2008, AltaGas had foreign exchange forward contracts for 62.7 million euros valued at $12.7 million expiring between four and nine months.

Bond Forward Contracts

To partially hedge against the risk of rising interest rates, the Trust entered into a $50 million bond forward contract with a Canadian chartered bank to lock in a five-year Government of Canada bond yield of approximately 3.28 percent. At December 31, 2008 the bond forward hedge had a negative fair market value position of $3.2 million.

The fair value of power, natural gas and NGL derivatives was calculated using estimated forward prices from published sources for the relevant period. The calculation of fair value of the interest rate derivatives used quoted market rates. The fair value of long-term debt was estimated based on discounted future interest and principal payments using estimated interest rates.

The Trust does not speculate on commodity prices and therefore does not engage in any commodity transactions that create incremental exposure or are based solely on expectations of future energy market price movements. Commodity transactions are used to lock-in margins, optimize underlying physical assets or reduce exposure to energy price movements.

AltaGas has a risk management group that reviews commodity and credit risk on a daily basis and has created and adheres to a conservative risk policy and hedging program.

Liquidity and Capital Resources

At this time AltaGas does not expect any currently known trend or uncertainty to affect the Trust's ability to access its historical sources of cash. Each of the Trust's credit facilities has a maturity date, on which date and absent replacement, extension or renewal, the indebtedness under the respective credit facility becomes repayable in its entirety. The earliest maturity date for the Trust's credit facilities is September 28, 2009. Subject to normal documentation requirements, the Trust has secured commitments of $250 million for a new revolving and term credit facility to replace the facility that was scheduled to mature on September 28, 2009.

Cash Flows

For the years ended December 31 ($ millions)	2008	2007
Cash from operations	205.4	183.3
Investing activities	(433.0)	(63.4)
Financing activities	233.4	(120.6)
Change in cash	5.8	(0.7)

Cash from Operations

Cash from operations reported on the Consolidated Statements of Cash Flows increased by 12 percent to $205.4 million in 2008 from $183.3 million in 2007. The increase in cash from operations was mainly due to higher earnings and a decrease in net change in working capital.

Working Capital

For the years ended December 31 ($ millions except current ratio)	2008	2007
Current assets	389.2	290.9
Current liabilities	348.6	274.5
Working capital	40.6	16.4
Current ratio	1.12	1.06

Working capital was $40.6 million at December 31, 2008 compared to $16.4 million at December 31, 2007. The working capital ratio was 1.12 at the end of 2008, consistent with year end 2007.

Investing Activities

Cash used for investing activities in 2008 was $433.0 million compared to $63.4 million in 2007. The increase in cash used for investing activities was due to the acquisition of Taylor, various renewable power projects under development, the construction of Bear Mountain Wind Park and growth projects in the gas business. Cash used for investing activities reflects the actual cash disbursed for investing activities and may not agree with the amounts in the invested capital sections of the MD&A due to the timing of the actual disbursement of funds and the fact that some acquisitions may be non-cash transactions.

Financing Activities

Cash from financing activities in 2008 was $233.4 million compared to cash used of $120.6 million in 2007. The increase was primarily due to $228.2 million of net increase in long-term debt and higher distributions paid, partially offset by proceeds from equity issuance under the DRIP and the equity issuance completed in June 2008.

Capital Resources

The use of debt or equity funding is based on AltaGas' capital structure which is determined by considering the norms and risks associated with each of its business segments. At December 31, 2008 AltaGas had total debt outstanding of $582.0 million, up from $220.7 million as at December 31, 2007. At December 31, 2008 the Trust had $200.0 million in MTNs outstanding and had access to prime loans, bankers' acceptances and letters of credit through bank lines totalling $750.0 million. At December 31, 2008 the Trust had drawn bank debt of $353.0 million and letters of credit outstanding of $70.9 million. The Trust acquired convertible debentures at a face value of $22.1 million through the Taylor acquisition. In 2008, $4.1 were redeemed for cash and $1.3 million was converted into Trust units. The fair value of the outstanding convertible debentures at December 31, 2008 was $16.7 million, which had a face value of $16.3 million.

Debt as a Percent of
Total Capitalization
%


60
40
20
0
04
05
06
07
08
42.6
36.0
33.4
27.4
37.8
Target Range

All of the borrowing facilities have financial tests and other covenants customary for these types of facilities, which must be met at each quarter end. AltaGas has been in compliance with these covenants each quarter since the establishment of the facilities.

AltaGas' target debt-to-total capitalization ratio is 40 to 45 percent. The Trust's debt-to-total capitalization ratio at December 31, 2008 was 37.8 percent, up from 27.4 percent at December 31, 2007 and up from 37.5 percent at the end of the third quarter 2008. The Trust's earnings interest coverage for the rolling 12 months ended December 31, 2008 was 6.2 times.

On August 8, 2007 AltaGas filed a Short Form Base Shelf Prospectus to facilitate the issuance of trust units or unsecured debt securities. This shelf has a life of 25 months and permits the Trust to issue up to an aggregate of $500 million of securities. On April 3, 2008 the Trust filed a prospectus supplement to the Short Form Base Shelf prospectus dated August 8, 2007. The supplement establishes AltaGas' MTN program and allows AltaGas to access the Canadian MTN market when appropriate. As of March 3, 2009, under this Short Form Base Shelf Prospectus, AltaGas has utilized approximately $215 million of the original $500 million available.

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities and are indicators of the likelihood of repayments and of the capacity and willingness of an entity to meet its financial commitment on an obligation in accordance with the terms of the obligation. Stability ratings are intended to convey the opinion of a rating agency in respect of the relative stability and sustainability of an entity's distribution stream when compared to other rated Canadian income trusts.

Credit Facilities

($ millions)	Borrowing Capacity	Drawn at December 31 2008	Drawn at December 31 2007
Demand operating facility	50.0	**2.8**	2.8
Letter of credit facility	75.0	**68.1**	61.7
Syndicated credit facility(1)	250.0	**100.0**	–
Syndicated operating credit facility(2)	375.0	**253.0**	10.0
	750.0	**423.9**	74.5

(1) Eighteen month term facility maturing September 28, 2009, replaced in February 2009.

(2) Extendible revolving-term credit facility that can be extended beyond the current term date of September 30, 2010 for an additional year.

At December 31, 2008 the Trust held a $75.0 million (December 31, 2007 - $75.0 million) unsecured three-year extendible revolving letter of credit facility with a Canadian chartered bank maturing on September 30, 2010. AltaGas may borrow up to $25.0 million by way of prime loans, U.S. base rate loans, LIBOR loans or bankers' acceptances on the letter of credit facility. Borrowings on the facility bear fees and interest at rates relevant to the nature of the draws made. At December 31, 2008 the Trust had letters of credit of $68.1 million (December 31, 2007 – $61.7 million) outstanding against the extendible revolving-term letter of credit facility and letters of credit of $2.8 million (December 31, 2007 – $2.8 million) outstanding against the demand operating facility.

CONTRACTUAL OBLIGATIONS

December 31, 2008 ($ millions)	Payments Due by Period				
	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Long-term debt	561.7	101.9	458.6	1.2	–
Capital leases	8.8	1.9	5.6	1.3	–
Operating leases	1,830.6	486.6	1,248.9	93.5	1.6
Purchase commitments	122.4	122.4	–	–	–
Total contractual obligations	2,523.5	712.8	1,713.1	96.0	1.6

AltaGas entered into a capital lease with Maxim Energy Group Ltd. for the right to 25 MW of gas-fired power peaking capacity and its related ancillary service and peaking sales revenues. The contract has a 10-year term commencing September 1, 2004 and includes an option at the end of the initial term to extend the term for a further 15 years or to purchase the assets. The net present value of the lease commitment at December 31, 2008 was $8.8 million (December 31, 2007 – $10.0 million) with the balance due in monthly payments comprising principal and interest of $0.2 million.

The Trust has long-term operating lease agreements for office space, office equipment and automotive equipment. The Trust also has purchase commitments for the development of the Bear Mountain Wind Park, including the purchase and installation of the wind turbines.

Other Commitments

Under the terms of a 1997 long-term gas supply contract the Trust is committed to supplying natural gas at prices ranging from $2.34/Mcf in 2007 to $2.40/Mcf by contract expiry in 2009. The Trust contracted with several producers to provide the volumes to fulfill this contract. One of those producers defaulted on its obligation under its gas supply contract in 1999, resulting in the delivery commitment for 2,845 Mcf/d being assumed by the Trust. In December 2006 the Trust entered into a fixed price contract with a third party supplier to fix the price of the gas supply related to the commitment until its expiry in October 2009.

CONTINGENT LIABILITIES

The Sundance B facility experienced an outage in mid December 2008 related to the failure of an induced draft fan. The failure reduced power outage by 50 percent. The facility operator has notified AltaGas that under the PPA it believes this event is a force majeure due to the High Impact Low Probability nature of the event. The impact of this event being a force majeure to AltaGas could be up to a $7.0 million charge to operating income, which is comprised of $1.5 million for 2008 and the remainder for 2009.

AltaGas management does not consider this to be a force majeure event. Mechanical failure has historically been treated as a maintenance issue, rather than a force majeure event. Management believes that the event is not a force majeure and accordingly has not recorded a charge to operating income.

RELATED PARTIES

The Trust sold $96.4 million of natural gas to, and incurred transportation costs of $0.5 million charged by, Utility Group in 2008 as part of the Trust's normal course of business. The Trust also paid management fees of $0.1 million to, and received management fees of $0.2 million, from Utility Group for administrative services. In addition, the Trust provided $0.4 million of operating services to Utility Group. The measurement of transactions between AltaGas and Utility Group is exchange value, to which both parties have agreed. The Trust holds significant influence over Utility Group given AltaGas' 19.6 percent ownership and AltaGas' Chairman and Chief Executive Officer is a director of Utility Group.

The Trust pays rent under a lease for office space and equipment to 2013761 Ontario Inc., which is owned by an employee. Payments of $88,000 were made in 2008 (2007 – $85,000) which is the exchange value of the property agreed to by both parties. The lease was extended for three years ending December 2011.

RATING AGENCIES

In July 2008 Standard & Poor's (S&P) changed its outlook for the Trust from stable to positive, citing as reasons the smooth integration of Taylor's assets into AltaGas' operations, AltaGas' commitment to preserving an acceptable balance sheet and the continued use of sound risk management policies applied to the commodity exposures.

In September 2008 Dominion Bond Rating Service (DBRS) changed its trend for the Trust from stable to positive, citing as reasons the smooth integration of Taylor's assets into the AltaGas operations, AltaGas' commitment to preserving an acceptable balance sheet and progress made in diversifying its earnings and cash flow.

TRUST UNIT INFORMATION

Under the terms of the restructuring of AltaGas into an income trust effective May 1, 2004, AltaGas Services Inc. (ASI) security holders exchanged their shares in ASI for Trust units and eligible security holders also received exchangeable units that are exchangeable into Trust units on a one-for-one basis. The exchangeable units are not listed for trading on an exchange.

Units Outstanding

At February 28, 2009 the Trust had 76.3 million trust units and 2.1 million exchangeable units outstanding and a market capitalization of $1.1 billion based on a closing trading price on February 27, 2009 of $13.65 per trust unit. At February 27, 2009 there were 2.9 million options outstanding and 668,263 options exercisable under the terms of the unit option plan.

DISTRIBUTIONS

AltaGas distributions are determined giving consideration to the ongoing sustainable cash flow as impacted by the consolidated net income, maintenance and growth capital expenditures and debt repayment requirements of the Trust. AltaGas has been able to sustain its distributions through cash from operations. In 2008, the Trust declared distributions of $147.1 million compared to cash from operations of $217.1 million (2007 – $118.6 million and $183.3 million respectively).

The Board of Directors of AltaGas General Partner Inc., delegate of the Trustee, increased the Trust's monthly cash distribution to $0.18 per unit ($2.16 per unit annualized) from $0.175 per unit ($2.10 per unit annualized) commencing with the September 15, 2008 distribution paid. This was AltaGas' fifth distribution increase since converting to a trust in May 2004, which together represent a 20 percent increase since inception. AltaGas pays cash distributions on the 15th day of each month to unitholders of record on the 25th day of the previous month or, in each case, the following business day if the payment or record date falls on a weekend or holiday.

The following table summarizes AltaGas' distribution declaration history since 2006:

Distributions

Years ended December 31 ($ per unit)	2008	2007	2006
First quarter	**0.525**	0.510	0.485
Second quarter	**0.525**	0.510	0.495
Third quarter	**0.535**	0.520	0.505
Fourth quarter	**0.540**	0.525	0.510
Distribution of shares[1]	**–**	0.076	–
Total	**2.125**	2.141	1.995

(1) On September 17, 2007 one share of Utility Group was issued for every 100 trust units and exchangeable units held on August 27, 2007.

Assuming a unit was held throughout 2008, for income tax purposes the Trust expects 87.7 percent of the total distributions declared in 2008 to be taxed as property income, 0.2 percent as dividend income and 12.1 percent as return of capital. For most unitholders, the return of capital amount will reduce the cost base of their Trust units for purposes of calculating the capital gains amount upon disposition of their units. Unitholders should seek independent tax advice in respect of the consequences to them of acquiring, holding and disposing of units.

CHANGES IN ACCOUNTING POLICIES

2008 Changes

Section 1535 Capital Disclosures

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new Canadian Institute of Chartered Accountants (CICA) Handbook Section 1535 "Capital Disclosures" requires the disclosure of qualitative and quantitative information about the Trust's objectives, policies and processes for managing capital. This new section is effective and has been applied to the Trust beginning January 1, 2008.

Section 3031 Inventories

Effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2008, the new CICA Handbook Section 3031 "Inventories" provides guidance on the determination of costs and their subsequent recognition as an expense, including any write-down to net realizable value. This section has been applied to the Trust beginning January 1, 2008.

Section 3862 Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new CICA Handbook Sections 3862 "Financial Instruments – Disclosures" and 3863 "Financial Instruments – Presentation" replaced Section 3861 to prescribe the requirements for presentation and disclosure of financial instruments. The objective of Section 3862 is to provide users with information to evaluate the significance of the financial instruments on the entity's financial position and performance, the nature and extent of risks arising from financial instruments, and how the entity manages those risks. The provisions of Section 3863 deal with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. These sections are effective for the Trust beginning January 1, 2008.

Future Accounting Changes

Section 3064 Goodwill and Intangible Assets

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2008, the new CICA Handbook Section 3064 "Goodwill and Intangible Assets" will replace Section 3062 "Goodwill and Other Intangible Assets" and Section 3450 "Research and Development Costs". This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets, including internally generated intangible assets. This new section is effective for the Trust beginning January 1, 2009.

Section 1582 Business Combinations

This section applies to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. The new CICA Handbook Section 1582 will replace Section 1581 "Business Combinations" establishing standards for the accounting for a business combination similar to those under International Financial Reporting Standards. Earlier adoption of this section is permitted.

Section 1601 Consolidated Financial Statements and Section 1602 Non-Controlling Interests

Effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2011, the new CICA Handbooks Sections 1601 and 1602 will replace Section 1600 "Consolidated Financial Statements". These sections establish standards for the preparation of consolidated financial statements and accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. Earlier adoption of this section is permitted as of the beginning of a fiscal year.

International Financial Reporting Standards (IFRS)

Canadian publicly-traded companies will be required to prepare their financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, for the financial years beginning on or after January 1, 2011. Effective January 1, 2011, AltaGas Income Trust will adopt IFRS as the basis for preparing its consolidated financial statements. Financial results for the quarter ended March 31, 2011 shall be prepared on an IFRS basis, with comparative data on an IFRS basis, including an opening balance sheet, as at January 1, 2010.

In order to meet the requirement to transition to IFRS, the Trust has established an enterprise-wide project and formed an executive steering committee with regular reporting to the Audit Committee. The project is supported by dedicated resources.

The transition plan is comprised of three phases: IFRS diagnostic assessment, implementation and education, and completion of information technology systems and business process changes. The diagnostic phase of the project has been completed. Based on these results there is likely to be a change to the accounting policies for capital assets and consolidation. It is also foreseen that extended MD&A disclosure and notes accompanying the financial statements will be required. Within the scope of the conversion process, the Trust will assess the impact on the key performance indicators from adopting IFRS, which affect compensation plans and the covenants within the loan arrangements. The project plan also includes a realignment of the CEO/CFO certification process based on changes in the accounting policies, systems and business processes.

Training of AltaGas' employees at all levels of the organization was initiated during 2008 and will continue until the conversion date.

Managerial decisions on the elective exemptions allowed under IFRS 1 (First Time Adoption of International Financial Reporting Standards and accounting policies) will be made during 2009. Management has not fully determined the impact of adopting IFRS on its financial statements, however, it should be noted that the current financial statements may be significantly different if presented in accordance with IFRS.

CRITICAL ACCOUNTING ESTIMATES

Since a determination of the value of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the Trust's Consolidated Financial Statements requires the use of estimates and assumptions which have been made using careful judgment. AltaGas' significant accounting policies are contained in the notes to the Consolidated Financial Statements. Certain of these policies involve critical accounting estimates as a result of the requirement to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

AltaGas' critical accounting estimates continue to be amortization expense, asset retirement obligations, asset impairment assessment and income taxes. The following section describes the critical accounting estimates and assumptions that AltaGas has made and how they affect the amounts reported in the Consolidated Financial Statements.

Amortization

AltaGas performs assessments of amortization of capital assets and energy services arrangements, contracts and relationships. When it is determined that assigned asset lives do not reflect the estimated remaining period of benefit, prospective changes are made to the depreciable lives of those assets. Oil and gas capitalized costs are depleted (amortized) to income on a unit-of-production basis over the estimated production life of proved reserves. Amortization is a critical accounting estimate because:

- There are a number of uncertainties inherent in estimating the remaining useful life of certain assets;
- There is also uncertainty related to assumptions about reserve quantities; and
- Changes in these assumptions could result in material adjustment to the amount of amortization that the Trust recognizes from period to period.

Asset Retirement Obligations and Other Environmental Costs

The Trust records liabilities relating to asset retirement obligations and other environmental matters. Asset retirement obligations and other environmental costs is a critical accounting estimate because:

- The majority of the asset retirement costs will not be incurred for a number of years (most are estimated between 2045 and 2060), requiring the Trust to make estimates over a long period of time;
- Environmental laws and regulations could change, resulting in a change in the amount and timing of expenses anticipated to be incurred; and
- A change in any of these estimates could have a material impact on the Trust's Consolidated Financial Statements.

Asset Impairment

AltaGas reviews long-lived assets and intangible assets with finite lives whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability is determined based on an estimate of undiscounted cash flows, and measurement of an impairment loss is determined based on the fair value of the assets. This is a critical accounting estimate because:

- It requires management to make assumptions about future cash inflows and outflows over the life of an asset, which are susceptible to changes from period to period due to changing information available related to the determination of the assumptions; and
- The impact of recognizing an impairment may be material to the Trust's Consolidated Financial Statements.

With respect to impairment assessment, management has made fair-value determinations related to goodwill, estimating future cash flows as well as appropriate discount rates. The estimates have been applied consistent with prior periods.

Income Taxes

The Trust and its Canadian subsidiaries are (in addition to local tax rules applicable to their foreign subsidiaries) subject to a regime of specialized rules prescribed under the Income Tax Act (Canada) for purposes of determining the amount of the Trust's and its subsidiaries' income that will be subject to tax in Canada. Accordingly, the determination of the Trust's and its subsidiaries' provision for income taxes involves the application of these complex rules in respect of which alternative interpretations may arise. Management of the Trust and its subsidiaries recognize that interpretations they may make in connection with tax filings may ultimately differ from those made by the tax authorities. Tax planning may allow the entities to record lower income taxes in the current year and, as well, income taxes recorded in prior years may be adjusted in the current year to reflect management's best estimates of the overall adequacy of the provisions.

Substantial future income tax assets are recognized in the Consolidated Financial Statements of the Trust. The recognition of future tax assets depends on the assumption that future earnings will be sufficient to realize the deferred benefit. The amount of the future tax asset or liability recorded is based on management's best estimate of the timing of the realization of the assets or liabilities.

If management's interpretation of tax legislation differs from that of local tax authorities or if timing of reversals is not as anticipated, the provision for income taxes could increase or decrease in future periods. See Note 12 to the Consolidated Financial Statements.

Pension Plans and Post-Retirement Benefits

The determination of pension plan obligations and expense is based on a number of actuarial assumptions. Two critical assumptions are the expected long-term rate of return on plan assets and the discount rate applied to pension plan obligations. For post-retirement benefit plans, which provide for certain health care premiums and life insurance benefits for qualifying retired employees and which are not funded, critical assumptions in determining post-retirement obligations and expense are the discount rate and the assumed health care cost-trend rates. Notes 2 and 21 to the Consolidated Financial Statements include information on the assumptions used for the purposes of recording the funding status of the plans and the associated expenses.

OFF-BALANCE-SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, or a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support or engages in leasing, hedging or research and development services with the Trust.

DISCLOSURE AND INTERNAL CONTROLS

Management of the Trust is responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal controls over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings". The objective of this instrument is to improve the quality, reliability and transparency of information that is filed or submitted under securities legislation.

The Chief Executive Officer and the Chief Financial Officer have designed, with the assistance of the Trust's employees, DC&P and ICFR to provide reasonable assurance that material information is made known to them; is reported on a timely basis; financial reporting is reliable; and financial statements prepared for external purposes are in accordance with Canadian GAAP.

The Chief Executive Officer and the Chief Financial Officer have evaluated, with the assistance of the Trust's employees, the effectiveness of AltaGas' DC&P and ICFR and based on that evaluation have concluded DC&P and ICFR were effective on December 31, 2008. There have been no changes in AltaGas' ICFR during the period beginning on January 1, 2008 and ended on December 31, 2008 that have materially affected, or are reasonably likely to materially affect ICFR.

SUBSEQUENT EVENTS

Acquisition of Glenridge Wind Development Project

On January 7, 2009 AltaGas acquired the Glenridge wind development project for $2.2 million. The development assets are located near Medicine Hat, Alberta and are expected to provide AltaGas with the potential to develop approximately 100 MW of wind power generation.

Financing

On January 27, 2009 AltaGas entered into an agreement with a syndicate of underwriters, co-led by TD Securities Inc. and Clarus Securities Inc. under which the underwriters agreed to purchase from AltaGas and sell to the public 6,100,000 trust units at a purchase price of $16.50 per unit. On February 10, 2009 AltaGas announced the closing of the offering resulting in gross proceeds of approximately $100 million. The net proceeds from the offering will be used to reduce indebtedness. The offering forms part of a comprehensive debt and equity financing plan which includes the equity offering, as well as a new syndicated revolving and term credit facility. The new facility replaces the Trust's $250 million, 18-month credit facility expiring in September 2009.

Investment in Magma Energy Corp.

On January 15, 2009 AltaGas invested $10 million to acquire approximately a five percent equity position in Magma Energy Corp. (Magma), a private company focused on the exploration, development and operation of geothermal energy projects. AltaGas also received the right to acquire a direct interest in certain future geothermal projects developed or acquired by Magma. Magma currently owns and operates an 8-MW geothermal energy plant in Nevada as well as a portfolio of geothermal exploration and development projects in the western United States, Argentina, Chile, Nicaragua and Peru.

FOURTH QUARTER HIGHLIGHTS

Financial results in fourth quarter 2008 were higher than the same quarter 2007 as net income increased by 25 percent. The gas business results represented strong operating performance from the increased asset base due to the acquisition of Taylor in January 2008. The power business also delivered strong results in the fourth quarter from higher power prices reflecting the impact of the Trust's disciplined hedging strategy, as well as higher spot prices.

Net income for the three months ended December 31, 2008 was $39.6 million ($0.55 per unit – basic) compared to $31.8 million ($0.55 per unit – basic) for the same period in 2007. Excluding the after-tax gain of $6.1 million related to risk management contracts, net income for fourth quarter was $33.5 million ($0.47 per unit – basic). Excluding a $6.1 million non-cash tax recovery due to reduced federal tax rates enacted in fourth quarter 2007, net income for fourth quarter 2007 was $25.7 million ($0.44 per unit – basic).

In fourth quarter 2008, operating income across all segments increased 87 percent to $54.1 million from $28.9 million.

Operating income from the gas business was $25.0 million in fourth quarter 2008 compared to $16.4 million in same quarter 2007. Operating income increased primarily due to the larger energy infrastructure asset base as a result of the Taylor acquisition in January 2008, new facilities in the FG&P segment and higher rates, partially offset by natural declines in certain FG&P operating areas. In the FG&P segment, planned downtime at Bantry and operational issues at Rainbow Lake resulted in $1.5 million impact on operating income.

In the power business, operating income was $32.5 million in fourth quarter 2008 compared to $20.4 million in fourth quarter 2007. Operating income increased due to higher prices, lower PPA costs and higher contributions from gas-fired peaking plants, partially offset by higher transmission costs. In fourth quarter, the power segment reported approximately $1.0 million in non-recurring repair costs related to the peaking plants.

The operating loss in the corporate segment decreased primarily due to unrealized gains in the fair value of risk management contracts, partially offset by lower investment income and higher general and administrative costs due to the Taylor acquisition, overall escalating costs and higher costs to support the growth of the Trust.

On a consolidated basis, net revenue for the fourth quarter 2008 was $125.8 million compared to $76.4 million in same quarter 2007. In the gas business, net revenue increased due to additional extraction, processing and transmission facilities and higher operating cost recoveries. These increases were partially offset by natural declines in certain FG&P areas. In the power business, net revenue increased due to higher prices received on both spot sales and hedged volumes, lower PPA costs and higher contributions from gas-fired peaking plants, partially offset by higher transmission costs. In addition, an unrealized gain of $9.6 million on the fair value of risk management contracts increased net revenue.

Operating and administrative expense for fourth quarter 2008 was $54.9 million, up from $36.2 million in same quarter in 2007. The increase was primarily a result of new and expanded facilities in the gas business and increased costs to support the growth of the Trust and overall escalating costs. The corporate segment reported approximately $2.0 million in non-recurring costs related to technology support for the organization.

Amortization expense for fourth quarter 2008 was $16.8 million compared to $11.4 million in the same quarter last year. The increase was due to the additional facilities acquired in 2008.

Interest expense for fourth quarter 2008 was $8.1 million compared to $2.9 million in same quarter 2007. The increase was due to higher average debt balances of $581.6 million in the fourth quarter of 2008 compared to $218.6 million for the same period in 2007 and higher average interest rates period-over-period. The average effective interest rate was 6.3 percent in fourth quarter 2008 compared to 5.5 percent for fourth quarter 2007 due to the Trust unwinding a bond forward hedge and recording incremental interest expense of approximately $2.0 million.

Income tax expense in fourth quarter 2008 was $6.4 million compared to income tax recovery of $5.8 million in the same period 2007. The increase was primarily due to $6.1 million related to the lower federal corporate income tax rates enacted in 2007, $3.2 million due to unrealized gains on risk management contracts, $1.5 million due to true up of tax asset estimates and $1.4 million due to differences in earnings.

SENSITIVITY ANALYSIS

The following table illustrates the anticipated effects of possible economic and operational changes on AltaGas' expected 2009 net income.

Factor Share	Increase or Decrease	Increase or Decrease in Net Income per Unit
Gathering and Processing volumes	5 Mmcf/d	0.013
Gathering and Processing operating margin per Mcf	1 cent /Mcf	0.024
Alberta electricity prices[1]	$1/MWh	0.006
Natural gas liquids fractionation spread[2]	$1 per Bbl	0.006
Interest rates	25 bps	0.004

(1) Based on 70 percent of PPA volumes being hedged.

(2) Based on 60 percent of frac spread exposed NGL volumes being hedged.

SUMMARY OF CONSOLIDATED RESULTS FOR THE EIGHT MOST RECENT QUARTERS

($ millions)	Q4-08	Q3-08	Q2-08	Q1-08	Q4-07	Q3-07	Q2-07	Q1-07
Net revenue[1]	**125.8**	122.7	117.3	110.7	76.4	88.2	80.1	79.3
Operating income[1]	**54.1**	50.7	37.0	47.6	28.9	37.5	31.2	29.0
Net income	**39.6**	53.5	32.9	37.6	31.8	31.4	21.1	24.6
($ per unit)	**Q4-08**	Q3-08	Q2-08	Q1-08	Q4-07	Q3-07	Q2-07	Q1-07
Net income								
Basic	**0.55**	0.75	0.49	0.58	0.55	0.54	0.37	0.43
Diluted	**0.56**	0.75	0.49	0.57	0.55	0.54	0.37	0.43
Distributions declared[2]	**0.54**	0.535	0.525	0.525	0.525	0.52	0.51	0.51

(1) Non-GAAP financial measure. See Non-GAAP Financial Measures.

(2) Excludes the special distribution issuance of one common share of Utility Group for every 100 trust units held on August 27, 2007, valued at $0.076 per unit.

Identifiable trends in AltaGas' business in the past eight quarters reflect: the organization's internal growth; acquisitions; a favourable business environment; including generally increasing power prices in Alberta; higher frac spreads and asset dispositions.

Significant items that impacted individual quarterly earnings were as follows:

- In second quarter 2007 the Trust recorded a $6.5 million future tax expense as a result of new tax legislation included in Bill C-52, SIFT, which was substantially enacted by the Government of Canada. This non-cash charge to earnings relates to the temporary differences between the accounting and tax basis of AltaGas' assets and liabilities;
- In fourth quarter 2007 a $6.1 million non-cash future income tax benefit was recorded as a result of the substantive enactment of a reduction in the federal corporate income tax rates;
- In first quarter 2008 the Taylor acquisition was completed for total consideration of $455.2 million, of which $256.3 million was cash consideration and $198.9 million was for units issued. Results in first quarter 2008 increased as a result of the Taylor acquisition; and
- In third quarter 2008, AltaGas recognized an income tax recovery of $13.8 million related to reduced future income tax liability due to lower effective tax rates resulting from the reorganization of legal entities within the Trust's structure.

management's responsibility for financial statements

Management recognizes that it is responsible for the preparation of the Consolidated Financial Statements and is satisfied that these statements have been prepared using Canadian generally accepted accounting principles and are within reasonable limits of materiality. The internal controls and systems of AltaGas Income Trust (AltaGas or the Trust) are designed to provide reasonable assurance that the Trust's assets are safeguarded and to facilitate the preparation of relevant, reliable and timely information. Independent auditors have been engaged by the Trust to examine the Consolidated Financial Statements. The Consolidated Financial Statements are approved by the Board of Directors after considering the recommendation of the Audit Committee. The Audit Committee of the Board of Directors is composed of directors who are not officers or employees. The Consolidated Financial Statements and MD&A are discussed and reviewed by the Audit Committee with management and the independent auditors before such information is approved by the Committee and recommended to the Board of Directors for approval. The Board of Directors, on the recommendation of the Audit Committee, has approved the Consolidated Financial Statements in this report.

(signed) David W. Cornhill

DAVID W. CORNHILL
Chairman and Chief Executive Officer of
AltaGas General Partner Inc.,
delegate of the Trustee of AltaGas Income Trust
February 25, 2009

(signed) Deborah S. Stein

DEBORAH S. STEIN
Vice President Finance and Chief Financial Officer of
AltaGas General Partner Inc.,
delegate of the Trustee of AltaGas Income Trust
February 25, 2009

Auditors' Report

TO THE UNITHOLDERS OF ALTAGAS INCOME TRUST

We have audited the consolidated balance sheets of AltaGas Income Trust as at December 31, 2008 and 2007 and the consolidated statements of income and accumulated earnings, comprehensive income and accumulated other comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of AltaGas Income Trust as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) Ernst & Young, LLP

ERNST & YOUNG, LLP
Chartered Accountants

February 24, 2009
Calgary, Canada

CONSOLIDATED BALANCE SHEETS

As at December 31 ($ thousands)	2008	2007
ASSETS		
Current assets		
Cash and cash equivalents	$ 18,304	$ 12,451
Accounts receivable	220,280	191,879
Inventory	775	130
Customer deposits	24,017	24,369
Risk management (note 14)	118,166	52,308
Other current assets	7,705	9,714
	389,247	290,851
Capital assets (note 4)	1,436,686	682,322
Energy arrangements, contracts and relationships (note 5)	138,913	95,716
Goodwill (note 6)	143,840	18,260
Risk management (note 14)	37,131	21,056
Long-term investments and other assets (note 7)	17,744	64,509
	$ 2,163,561	$ 1,172,714
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 198,232	$ 177,802
Distributions payable to unitholders	12,943	10,167
Short-term debt (note 8)	4,493	3,551
Current portion of long-term debt (note 9)	1,363	1,234
Customer deposits	24,017	24,369
Deferred revenue	2,777	1,718
Risk management (note 14)	82,832	46,345
Other current liabilities	21,927	9,321
	348,584	274,507
Long-term debt (note 9)	559,412	215,949
Asset retirement obligations (note 11)	41,708	18,811
Future income taxes (note 12)	211,256	58,229
Risk management (note 14)	22,644	17,582
Convertible debentures (note 10)	16,682	–
Other long-term liabilities	5,833	2,948
	1,206,119	588,026
Unitholders' equity (notes 15, 16 and 17)	957,442	584,688
	$ 2,163,561	$ 1,172,714

Commitments and contingency (notes 8, 9, 14, 19, 21 and 26)

See accompanying notes to the Consolidated Financial Statements.

Approved by the Board of Directors of AltaGas General Partner Inc. on behalf of AltaGas Income Trust:

(signed) David W. Cornhill

DAVID W. CORNHILL
Director

(signed) Robert B. Hodgins

ROBERT B. HODGINS
Director

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED EARNINGS

For the years ended December 31 ($ thousands except per unit amounts)	2008	2007
REVENUE		
Operating	$ 1,803,928	$ 1,422,242
Unrealized gain on risk management (note 14)	10,986	1,115
Other	1,881	5,037
	1,816,795	1,428,394
EXPENSES		
Cost of sales	$ 1,340,318	$ 1,104,399
Operating and administrative	220,131	150,297
Amortization:		
Capital assets	57,075	39,477
Energy arrangements, contracts and relationships	9,903	7,614
	1,627,427	1,301,787
Interest expense (notes 8, 9 and 14)		
Short-term debt	2,632	491
Long-term debt	24,767	11,394
Income before income taxes	161,969	114,722
Income tax expense (recovery) (note 12)		
Current income tax	2,328	297
Future income tax	(3,930)	5,631
Net income	163,571	108,794
Accumulated earnings, beginning of year	510,412	401,618
Accumulated earnings, end of year	$ 673,983	$ 510,412
Net income per unit (note 18)		
Basic	$ 2.38	$ 1.90
Diluted	$ 2.36	$ 1.89
Weighted average number of units outstanding (thousands) (notes 16 and 18)		
Basic	68,813	57,382
Diluted	69,704	57,420

See accompanying notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME

For the years ended December 31
($ thousands)

	2008	2007
Net income	$ 163,571	$ 108,794
Other comprehensive income (loss), net of tax		
Unrealized net gain on available-for-sale financial assets	–	17,902
Unrealized net gain on derivatives designated as cash flow hedges	20,560	7,051
Reclassification of available-for-sale financial assets as a result of business acquisition	(17,873)	–
Reclassification to net income of net gain on derivatives designated as cash flow hedges pertaining to prior periods	1,686	4,850
	4,373	29,803
Comprehensive income	$ 167,944	$ 138,597
Accumulated other comprehensive income, beginning of year	$ 27,169	$ –
Adjustment resulting from adoption of new financial instrument accounting standards	–	(2,634)
Other comprehensive income, net of tax	4,373	29,803
Accumulated other comprehensive income, end of year	$ 31,542	$ 27,169

See accompanying notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31 ($ thousands)	2008	2007
Cash from operations		
Net income	$ 163,571	$ 108,794
Items not involving cash:		
Amortization	66,978	47,091
Accretion of asset retirement obligations (note 11)	2,302	1,474
Unit-based compensation	387	553
Future income tax expense (recovery) (note 12)	(3,930)	5,631
(Gain) loss on sale of assets (notes 24 and 25)	(2,045)	57
Equity income	(1,388)	(2,274)
Distributions from equity investments	291	1,490
Unrealized gain on risk management (note 14)	(10,986)	(1,115)
Goodwill impairment (note 6)	100	–
Other	1,801	1,199
Asset retirement obligations settled (note 11)	(744)	(346)
Net change in non-cash working capital (note 20)	(10,891)	20,725
	205,446	183,279
Investing activities		
Increase (decrease) in customer deposits	352	(8,065)
Decrease in note receivable	6,500	5,100
Acquisition of capital assets	(143,928)	(65,065)
Disposition of capital assets	15,618	9,759
Acquisition of long-term investments and other assets	(311,493)	(5,567)
Disposition of long-term investments and other assets	–	412
	(432,951)	(63,426)
Financing activities		
Increase in short-term debt	942	3,551
Net issuance (repayment) of revolving long-term debt	233,985	(146,708)
Issuance of long-term debt	–	100,000
Repayment of long-term debt	(5,792)	(1,204)
Distributions to unitholders	(144,348)	(118,061)
Net proceeds from issuance of units	144,071	41,794
Net proceeds from issuance of warrants (note 15)	4,500	–
	233,358	(120,628)
Change in cash and cash equivalents	5,853	(775)
Cash and cash equivalents, beginning of year	12,451	13,226
Cash and cash equivalents, end of year	$ 18,304	$ 12,451

See accompanying notes to the Consolidated Financial Statements.

notes to the consolidated financial statements

(Tabular amounts and amounts in footnotes to tables are in thousands of dollars unless otherwise indicated.)

1. STRUCTURE OF ALTAGAS INCOME TRUST

AltaGas Income Trust (AltaGas or the Trust) is an unincorporated open-ended investment trust governed by the laws of Alberta and created pursuant to a Declaration of Trust dated March 26, 2004. The Trust indirectly holds all of the assets, liabilities and businesses formerly held by AltaGas Services Inc. (ASI).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These Consolidated Financial Statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). Significant accounting policies are summarized below:

Basis Of Presentation

These Consolidated Financial Statements include the accounts of AltaGas Income Trust and all of its wholly owned subsidiaries, and its proportionate interests in various partnerships and joint ventures. Transactions between the Trust and its wholly owned subsidiaries and the proportionate interests are eliminated on consolidation.

Changes In Accounting Policies

Effective January 1, 2008 the Trust adopted the new Canadian Institute of Chartered Accountants (CICA) Handbook accounting requirements for Section 1535 "Capital Disclosures", Section 3031 "Inventories", Section 3862 "Financial Instruments –Disclosures" and Section 3863 "Financial Instruments – Presentation". In accordance with the transitional provisions for these new standards, these policies were adopted prospectively without restatement of prior periods.

Capital Disclosures

CICA Handbook Section 1535 "Capital Disclosures" requires the disclosure of qualitative and quantitative information about the Trust's objectives, policies and processes for managing capital, which has been provided in note 13.

Inventories

Inventory consists of materials and supplies and natural gas liquids (NGL) product held for sale. All inventories are valued at the lower of cost and net realizable value. Cost is assigned using a weighted average cost formula. The adoption of this standard did not have a material impact on the Consolidated Financial Statements of the Trust.

Financial Instruments

CICA Handbook Section 3862 "Financial Instruments – Disclosures" and Section 3863 "Financial Instruments – Presentation" replace Section 3861 "Financial Instruments – Disclosure and Presentation" effective January 1, 2008 for the Trust. Section 3862 requires the disclosure of information to allow users to evaluate the significance of the financial instruments on the entity's financial position and performance and the nature and extent of risks arising from financial instruments and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The additional information to comply with these standards is disclosed in note 14.

Significant Accounting Policies

Business Combinations

All business combinations are accounted for using the purchase method. Under the purchase method assets and liabilities of the acquired entity are recorded at fair value. The excess of the purchase price over the fair value of the assets and liabilities acquired is recorded as goodwill.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and balances with banks and investments in money market instruments with original maturities of less than three months.

Customer Deposits

Cash deposited by customers under the terms of natural gas and power agency arrangements is invested in short-term deposits with a Canadian chartered bank. These funds are restricted and are not available for general use by the Trust. The corresponding liability is classified as customer deposits within current liabilities.

Capital Assets and Amortization

Capital assets are recorded at cost plus interest incurred during the construction period to finance long-term construction projects. Repairs and maintenance costs are expensed in the period incurred.

The Trust amortizes the cost of capital assets, net of salvage value, on a straight-line basis based on the estimated useful life of the assets.

Extraction and Transmission (E&T)	
Extraction and transmission assets	15 – 40 years
Field Gathering and Processing (FG&P)	
Gathering and processing assets	15 – 25 years
Other assets	1 – 5 years
Energy Services	
Energy services assets	19 years
Other assets	1 – 7 years
Power Generation	
Assets under capital lease	10 years
Power generation assets	20 years
Corporate	
Other assets	1 – 5 years

Leases are classified as either capital or operating. Leases which transfer substantially all the benefits and risks of ownership of property to AltaGas are accounted for as capital leases. Assets under capital lease are accounted for as assets and are amortized on a straight-line basis over the lease term. The capital lease obligations reflect the present value of future lease payments. The finance element of the lease payments is charged to income over the term of the lease. Commitments to repay the principal amounts arising under capital lease obligations are included in current liabilities to the extent that the amount is repayable within one year; otherwise the principal is included as a long-term liability.

Energy Arrangements, Contracts, Relationships and Amortization

Energy arrangements, contracts and relationships are recorded at cost, which was fair value at the time of purchase, and are amortized on a straight-line basis over their term or estimated useful life:

Sundance B Power Purchase Arrangements (PPAs)	19 years
Natural gas and power marketing contracts	18 – 49 months
Energy services relationships	15 years
E&T contracts	10 – 20 years

AltaGas owns 50 percent of two Sundance B PPAs through its interest in the ASTC Power Partnership (ASTC). ASTC is committed to purchasing all of the power from the two 353-MW capacity Sundance B generating units. The investment in the PPAs and the corresponding revenue and expenses thereunder are recorded on a proportionate basis. Acquisition of the Sundance B PPAs required a capital outlay to acquire. The Trust is obligated to make payments to the owners of the underlying generating units over the remaining terms of the PPAs to December 31, 2020. Such amounts are recorded as cost of sales as incurred. Revenue from the sale of the committed power is recorded based on target generator availability.

The natural gas and power marketing contracts are the rights and obligations to buy and sell fixed volumes of natural gas and power at contracted prices. Revenue and expenses are recorded when product is delivered.

Energy services relationships were purchased along with substantially all of the assets and liabilities of iQ2 Power Corp., PremStar Energy Canada Ltd. (re-named AltaGas Energy Limited Partnership subsequent to acquisition), ECNG Canada Ltd. and Energistics Group Inc., and are recorded at fair value and amortized on a straight-line basis commencing with the expiration of the related short-term marketing contracts over the 15-year expected useful life of the relationships.

The E&T contracts were acquired through the acquisition of Taylor NGL Limited Partnership (Taylor) and are recorded at fair value and amortized on a straight-line basis over the average expected life of the contracts.

Financial Instruments

All financial instruments, including derivatives, are included on the Consolidated Balance Sheets initially at fair value. The financial assets are classified as held-for-trading, held-to-maturity, loans and receivables, or available-for-sale. Financial liabilities are classified as held-for-trading or other financial liabilities. Subsequent measurement is determined by classification.

Held-for-trading financial assets and liabilities are entered into with the intention of generating a profit and consist of swaps, options and forwards. These financial instruments are initially accounted for at their fair value and changes to fair value are recorded in income. Held-to-maturity financial assets are accounted for at their amortized cost using the effective interest method. The Trust does not have any held-to-maturity financial instruments. Loans and receivables are accounted for at their amortized cost using the effective interest method. The available-for-sale classification includes non-derivative financial assets that are designated as available-for-sale or are not included in the other three classifications. Available-for-sale instruments are initially accounted for at their fair value and changes to fair value are recorded through other comprehensive income (OCI). Income earned from these investments is included in Revenue.

Other financial liabilities not classified as held-for-trading are accounted for at their amortized cost, using the effective interest method.

Derivatives embedded in other financial instruments or contracts (the host instrument) are recorded separately and are measured at fair value if the economic characteristics of the embedded derivative are not closely related to the host instrument, the terms of the embedded derivative are not the same as those of a stand alone derivative and the total contract is not held-for-trading or accounted for at fair value. Changes in fair value are included in income. All derivatives, other than those that meet the expected

purchase, sale or usage requirements exception, are carried on the Consolidated Balance Sheets at fair value. The Trust used January 1, 2003 as the transition date for identifying embedded derivatives. The Trust has not identified any embedded derivatives that need to be recorded as separate derivatives.

Hedges

As part of its asset and liability management, the Trust uses derivatives to reduce its exposure to commodity price, interest rate and foreign exchange risk. The Trust designates certain derivatives as hedges and prepares documentation at the inception of the hedging contract. The Trust performs an assessment at inception and during the term of the contract to determine if the derivative used as a hedge is effective in offsetting the risks in the values or cash flows of the hedged item. All derivatives are initially recorded at fair value and adjusted to fair value at each reporting date.

The effective portion of changes in the fair value of cash flow hedges is recognized in OCI. Ineffective portions and amounts excluded from effectiveness testing of hedges are included in income. Gains or losses from cash flow hedges that have been included in accumulated other comprehensive income are included in net income when the underlying transaction has occurred or is likely not to occur. The Trust has hedged certain future cash flows over a range of periods to a maximum of nine years.

Comprehensive Income and Equity

The Trust's financial statements include a Consolidated Statement of Comprehensive Income and Accumulated Other Comprehensive Income which consists of earnings and the effective portion of changes in unrealized gains and losses related to available-for-sale assets and cash flow hedges. In addition, the Trust presents separately in its unitholders' equity note the changes for each of its components of unitholders' equity. Accumulated other comprehensive income, and a one-time transition adjustment have been added to the Trust's unitholders' equity as a result of the implementation of this standard.

Goodwill

Goodwill represents that portion of the purchase price on acquisition which was in excess of the fair value of the net assets acquired. Goodwill is not subject to amortization but is tested at least annually for impairment by comparing the fair value of the reporting unit with its book value. If the carrying value of the reporting unit exceeds fair value, the implied fair value of goodwill is determined. Any excess of the carrying value of goodwill over its implied fair value is recorded as an impairment charge to income.

Long-Term Investments and Other Assets

Investments in entities in which AltaGas has the ability to exercise significant influence are accounted for by the equity method. Other long-term investments are recorded at cost and designated as available-for-sale. Available-for-sale assets are initially accounted for at their fair value with changes to fair value recorded through OCI.

Development Costs

The Trust expenses development costs as incurred unless such development costs meet certain criteria related to technical, market and financial feasibility for capitalization. Development costs are examined annually to ensure capitalization criteria are still met. When the criteria that previously justified the deferral of costs are no longer met, the unamortized balance is taken as a charge to income in the period when this determination is made. Development costs are amortized based on the expected period and pattern of benefit, beginning at the commencement of commercial operations.

Asset Retirement Obligations

The Trust recognizes asset retirement obligations in the period in which the legal obligation is incurred and a reasonable estimate of fair value can be determined. The associated asset retirement costs are capitalized as part of the carrying amount of the asset and are depreciated over the estimated useful life of the asset. The liability is increased due to the passage of time over the estimated period until the settlement of the obligation, with a corresponding charge to operating and administrative expense in the Consolidated Statements of Comprehensive Income and Accumulated Other Comprehensive Income.

Revenue Recognition

The E&T segment recognizes extraction revenue at the time the product or service is delivered and transmission revenue is recorded as the services are rendered. The FG&P segment recognizes revenue as the services are rendered. The Energy Services segment recognizes revenue at the time the product or service is delivered. The Power Generation segment recognizes revenue based on target generator availability in accordance with the Sundance B PPAs and at the time the product or service is delivered for all other power generation.

Realized gains and losses from risk management activities related to commodity prices are recognized in the related segment revenues when the related sale occurs or when the underlying financial asset or financial liability is removed from the Consolidated Balance Sheets. Unrealized gains and losses in respect of fair value changes to the Trust's risk management activities are recorded as revenue based on the related mark to market calculations at the end of the reporting period in the Corporate segment.

Transaction Costs Related to Financial Instruments

Transaction costs related to the acquisition of held for trading financial assets and liabilities are expensed as incurred. For financial instruments classified as other than held for trading transaction costs attributable to the acquisition or issue of the financial asset or liability are added to the initial carrying amount of the financial instrument and recognized in earnings using the effective interest method.

Foreign Currency Translation

Monetary assets and liabilities denominated in a foreign-currency are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated at the exchange rate in effect at the transaction date. Revenues and expenses are converted at the average exchange rate applicable to the period. Any foreign exchange gain or loss resulting from the translation is recognized in operating and administrative expenses.

Recognition Date

AltaGas uses the settlement date for transactions. Any difference in value between the trade and settlement date for third-party transactions will be recognized on the balance sheet and in net income or in OCI as appropriate.

Effective Interest Method

The Trust uses the effective interest method to calculate the amortized cost of a financial asset or liability and to allocate the interest income or expense over the relevant period. The effective interest rate is the rate that exactly discounts the estimated cash flows associated with the instrument over the expected life of the financial instrument, or where appropriate a shorter period, to the net carrying amount of the financial asset or liability.

Unit-Based Compensation Plans

The Trust follows the fair value method of accounting for Trust unit options granted during the year. Unit options are valued at the date of the grant and recognized as compensation expense over the vesting period of the options. Consideration received by the Trust on exercise of the option rights is credited to unitholders' capital.

AltaGas has a Mid-Term Incentive Plan in which participants receive phantom units requiring settlement of cash payments. During the graded vesting period, compensation expense is recognized using the liability method and is recorded as operating and administrative expense over the vesting period. A change in value of the vested phantom units is recognized in the period the change occurs.

Pension Plans and Post-Retirement Benefits

The cost of defined benefit pension plans and post-retirement benefits is actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. The current service cost is the sum of the individual current service costs and the accrued benefit obligation is the sum of the accrued liabilities for all participants.

For purposes of calculating the expected return on plan assets, those assets are valued at fair value. The cumulative net actuarial gain or loss at the beginning of the year in excess of 10 percent of the greater of the accrued benefit obligation and the fair value of plan assets is amortized on a straight-line basis over the average remaining service life of the active employees. The average remaining service period of the active members covered by the defined benefit pension plans is 12.9 years. Transitional obligations are being amortized on a straight-line basis over the remaining service life of active employees. Past service costs resulting from plan amendments are amortized on a straight-line basis over the average remaining service life of active employees for the respective plan.

Income Taxes

The Trust is a taxable entity under the Income Tax Act (Canada) and its income that is not paid or payable to the unitholders is taxable in a particular taxation year. Prior to 2007 the Trust allocated all of its Canadian taxable income to the unitholders in accordance with its Trust indenture and met the requirements of the Income Tax Act (Canada) applicable to the Trust. Accordingly, no provision for Canadian income tax expense was made for the Trust.

On June 22, 2007 the Specified Investment Flow-through (SIFT) tax received royal assent, creating a new tax to be applied to distributions from certain income trusts and partnerships, including AltaGas, effective January 1, 2011. On December 14, 2007 reduced tax rates were enacted and are to be applied to distributions at the tax rates of 29.5 percent and 28.0 percent effective January 1, 2011 and 2012, respectively.

Based on the amount of the Trust's temporary differences that were anticipated to reverse after January 1, 2011, the Trust had recorded a SIFT future income tax expense and future income tax liability for the year ended December 31, 2007. This non-cash expense had no immediate impact on cash flows. Temporary differences occur when the book carrying value of AltaGas' assets and liabilities for accounting purposes differs from the amounts attributed to these same assets and liabilities for tax purposes. A tax rate of nil was applied to any temporary differences reversing before 2011.

In 2008 the partnership in which the temporary differences for SIFT tax purposes resided were moved under an operating subsidiary, with the result the SIFT future tax liability was replaced by a future tax liability at corporate tax rates.

The anticipated amount and timing of reversals of temporary differences will be dependent on the Trust's actual results, distributions and actual acquisition and disposition of assets and liabilities and restructuring within the Trust. As a result, a change in estimates or assumptions could materially affect the estimate of the future tax liability.

Income taxes are calculated in the subsidiary companies of the Trust using the liability method of tax accounting. Under this method, future income tax assets and liabilities are determined based on differences between the book carrying value and the tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that are anticipated to be in effect in the periods in which the differences are expected to be settled or realized. GAAP requires these future income tax liabilities to be recognized in the Consolidated Financial Statements.

Related Party Transactions

Transactions with related parties that are conducted in the normal course of operations and non-routine transactions have been recorded at the exchange amount.

Per Unit Information

Basic net income per unit is calculated on the basis of the weighted average number of trust and exchangeable units outstanding during the period. Diluted net income per unit is calculated as if the proceeds obtained upon exercise of options were used to purchase units at the average market price during the period plus the trust units issuable on conversion of outstanding convertible debentures and warrants. Diluted net income is increased by the interest on the convertible debentures and decreased by the accretion on the convertible debentures.

Use of Estimates and Measurement Uncertainty

The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the period. Key areas where management has made complex or subjective judgments, when matters that are inherently uncertain include but are not limited to; amortization; asset impairment; litigation; environmental and asset retirement obligations; financial instruments; pensions plans and other post-retirement benefits; unit-based compensation; and income taxes. By their nature, these estimates are subject to measurement uncertainty and may impact the Consolidated Financial Statements of future periods.

Convertible Debentures

Convertible debentures are recorded at fair value upon acquisition, less the amount attributed to the conversion feature, which is included as part of unitholders' equity. The difference between the fair value and the principal amount is charged to income on an effective yield basis.

Warrants

Warrants are recorded at fair value, deemed to be the gross proceeds upon issue, and are included as part of unitholders' equity.

Future Accounting Changes

Section 3064 "Goodwill and Intangible Assets"

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2008, the new CICA Handbook Section 3064 will replace Section 3062 "Goodwill and Other Intangible Assets" and Section 3450 "Research and Development Costs". This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets including internally generated intangible assets. This new section is effective for the Trust beginning January 1, 2009 and is not expected to have a material impact on the Consolidated Financial Statements.

Section 1582 "Business Combinations"

This section applies to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. The new CICA Handbook Section 1582 will replace Section 1581 "Business Combinations" establishing standards for the accounting for a business combination that will more closely resemble those under International Financial Reporting Standards. Earlier adoption of this section is permitted. The section is not expected to have a material impact on the Consolidated Financial Statements.

Section 1601 "Consolidated Financial Statements" and Section 1602 "Non-Controlling Interests"

Effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2011, the new CICA Handbooks Section 1601 and Section 1602 will replace Section 1600 "Consolidated Financial Statements". These sections establish standards for the preparation of consolidated financial statements and accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. Earlier adoption of this section is permitted as of the beginning of a fiscal year. Management has not fully determined the impact of adopting this standard.

International Financial Reporting Standards (IFRS)

Canadian publicly-traded companies will be required to prepare their financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, for the financial years beginning on or after January 1, 2011. Effective January 1, 2011, AltaGas will adopt IFRS as the basis for preparing its consolidated financial statements. Financial results for the quarter ended March 31, 2011 shall be prepared on an IFRS basis, with comparative data on an IFRS basis, including an opening balance sheet, as at January 1, 2010. Management has not fully determined the impact of adopting IFRS on its financial statements; however, it should be noted that the current financial statements may be significantly different if presented in accordance with IFRS.

3. BUSINESS ACQUISITIONS

Acquisition of Taylor NGL Limited Partnership

On January 10, 2008 AltaGas Holding Limited Partnership No. 1 (AltaGas LP #1) acquired all of the outstanding limited partnership units of Taylor (other than the Taylor units already owned by AltaGas and its affiliates). Taylor participated in the energy business through ownership of NGL extraction plants, natural gas processing assets and two NGL pipelines. It also had an interest in a 7-MW run-of-river hydroelectric generation plant.

AltaGas offered Taylor unitholders $11.20 in cash or 0.42 units of AltaGas per unit of Taylor, subject to maximum aggregate limits of $245.0 million in cash and 8.0 million Trust units, including up to approximately 1.9 million exchangeable units. Prior to closing the acquisition, $27.9 million of Taylor convertible debentures were redeemed, increasing Taylor units outstanding by 2.7 million. The aggregate purchase price was $593.6 million, including $256.3 million of cash and 7.7 million Trust units (including 0.2 million exchangeable units) valued at $198.9 million for all the outstanding units not previously owned by AltaGas, assumed debt and convertible debentures of $132.5 million and $5.9 million in transaction costs. The value of the Trust units issued was determined based on the weighted average market price between two days preceding and two days subsequent to November 11, 2007, the date the offer had been agreed upon and announced.

The following table summarizes the total consideration and the estimated fair value of the assets acquired and liabilities assumed at January 10, 2008. The allocation of the purchase price is as follows:

Total consideration for 100% of Taylor		
Cost of 8.9% investment in Taylor originally owned by AltaGas		$ 23,156
Purchase price for the remaining 91.1% of Taylor units		
Cash consideration	$ 256,281	
Units	198,861	
Estimated transaction costs	5,884	
Equity portion of Taylor convertible debentures	2,127	463,153
Total consideration		$ 486,309
Purchase price allocation for 100% of Taylor		
Assets acquired		
Current assets	$ 30,584	
Capital assets	592,030	
Energy arrangements, contracts and relationships	53,100	
Goodwill (note 6)	125,680	
Long-term investments and other assets	4,640	806,034
Less liabilities assumed		
Current liabilities	27,549	
Long-term debt	110,423	
Convertible debentures	22,171	
Asset retirement obligations	18,741	
Future income taxes	135,320	
Future employee obligations	2,542	
Risk management	2,979	319,725
		$ 486,309

At the date of acquisition, AltaGas accounted for its investment in Taylor using the cost method. As a result, the investment in Taylor was designated as available-for-sale and was measured at fair value with the changes in fair value recorded in OCI. As of January 10, 2008 Taylor was included in AltaGas' Consolidated Financial Statements.

AltaGas drew on its available credit facility to finance the cash consideration of $256.3 million for the Taylor acquisition.

Acquisition of Power Projects Under Development

On July 31, 2008 AltaGas acquired NovaGreen Power Inc. (re-named AltaGas Renewable Energy Inc.) a wholly-owned subsidiary of NovaGold Resources Inc., for $35 million on closing with an additional $3.75 million on completion of certain conditions. AltaGas Renewable Energy Inc. is developing the Forrest Kerr run-of-river hydroelectric project in northwest B.C., which is expected to have capacity of 195 MW. AltaGas Renewable Energy Inc. is also pursuing three other development projects, all within the same region as Forrest Kerr with additional potential combined run-of-river hydroelectric capacity of approximately 130 MW.

On August 15, 2008 AltaGas acquired GreenWing Energy Management Ltd.'s 45 percent interest in GreenWing Energy Development Limited Partnership (re-named AltaGas Renewable Energy Limited Partnership) for $12.3 million. As a result, the Trust now owns 100 percent of AltaGas Renewable Energy Limited Partnership. The portfolio of wind assets includes 600 MW in mature stage development and a planned future 900 MW in early-stage development.

4. CAPITAL ASSETS

	2008			2007		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Extraction and Transmission						
E&T assets	$ 871.042	$ (70.590)	$ 800.452	$ 255,810	$ (46,078)	$ 209,732
Field Gathering and Processing						
FG&P assets	619,465	(174,797)	444,668	569,944	(148,297)	421,647
Other assets	6.856	(3,434)	3.422	4,416	(2,161)	2,255
Energy Services						
Energy services assets	11,042	(1,173)	9.869	9,693	(896)	8,797
Other assets	935	(569)	366	2,018	(156)	1,862
Power Generation						
Capital lease (note 9)	13,798	(6,119)	7,679	13,798	(4,596)	9,202
Power generation assets	158,881	(72)	158,809	22,013	–	22,013
Corporate						
Other assets	25,485	(14,064)	11,421	19,230	(12,416)	6,814
	$1,707,504	$ (270,818)	$1,436,686	$ 896,922	$ (214,600)	$ 682,322

Interest capitalized on long-term capital construction projects for the year ended December 31, 2008 was $3.2 million (2007 – $0.8 million). At December 31, 2008 the Trust had spent approximately $188.1 million (2007 – $42.6 million) on capital projects under construction that were not yet subject to amortization.

In January 2008 the Trust completed the acquisition of Taylor (note 3), which resulted in the increase to the E&T and the FG&P assets.

5. ENERGY ARRANGEMENTS, CONTRACTS AND RELATIONSHIPS

	2008 Cost	2008 Accumulated Amortization	2008 Net Book Value	2007 Cost	2007 Accumulated Amortization	2007 Net Book Value
Energy services E&T arrangements and contracts	$ 168,171	$ (46,228)	$ 121,943	$ 115,071	$ (37,717)	$ 77,354
Energy services relationships	20,892	(3,922)	16,970	20,892	(2,530)	18,362
	$ 189,063	$ (50,150)	$ 138,913	$ 135,963	$ (40,247)	$ 95,716

The amortization of the energy services relationships began in 2006 upon expiration of the corresponding short-term marketing contracts.

In January 2008 the Trust completed the acquisition of Taylor (note 3), which resulted in the majority of additions since December 31, 2007.

6. GOODWILL

	2008	2007
Balance, beginning of year	$ 18,260	$ 18,260
Acquisition (note 3)	125,680	–
Goodwill impairment	(100)	–
Balance, end of year	$ 143,840	$ 18,260

Through its annual goodwill impairment testing in 2008 AltaGas determined that the fair value of an investment in a business ancillary to the FG&P segment was less than the book value and reduced the carrying value by $0.1 million.

7. LONG-TERM INVESTMENTS AND OTHER ASSETS

	2008(1)	2007
Equity accounted investments in publicly-traded entities	12,660	11,813
Cost accounted investments in publicly-traded entities	–	44,746
Equity accounted investments in private entities	4,366	–
Deferred development costs	–	7,242
Warrants	286	286
Other	432	422
	$ 17,744	$ 64,509

(1) Excludes the purchase of Taylor and power projects under development (note 3).

At December 31, 2008 the quoted market value of the holdings of publicly-traded entities was approximately $7.7 million (December 31, 2007 – $54.2 million).

The Trust accounts for its interests in AltaGas Utility Group Inc. (Utility Group) and Boston Bar Limited Partnership as equity investments.

At the date of acquisition, AltaGas accounted for its investment in Taylor as a financial instrument. As a result, the investment in Taylor was designated as available-for-sale and was measured at fair value with the changes in fair value recorded in OCI. As of January 10, 2008 Taylor was included in AltaGas' Consolidated Financial Statements (note 3).

In 2006 the Trust formed the Bear Mountain Wind Limited Partnership (BMWLP) with Aeolis Wind Power Corporation and the AltaGas Renewable Energy Limited Partnership (ARELP) with GreenWing Energy Management Ltd. In 2007 the Trust acquired 100 percent ownership of BMWLP and in 2008 acquired 100 percent ownership of ARELP. Through BMWLP and ARELP, the Trust invested $3.8 million in 2007 in the development of wind power projects. In 2008 construction began on BMWLP and deferred development costs were moved to capital assets and amortization will occur based on the expected period and pattern of benefit in compliance with the Trust's accounting policy.

In 2007 AltaGas sold Cedar Energy Partnership in exchange for a $12 million promissory note and received 1 million warrants of the purchaser, each of which will allow AltaGas to subscribe for and purchase one fully paid and non-assessable common share in the capital of the purchaser for a three-year term ending June 1, 2010. At December 31, 2008 nil balance (December 31, 2007 – $6.5 million) of the promissory note was included in other current assets.

8. SHORT-TERM DEBT

At December 31, 2008 the Trust held a $50.0 million (December 31, 2007 – $50.0 million) unsecured demand revolving operating credit facility with a Canadian chartered bank. Draws on the facility bear interest at the lender's prime rate or at the bankers' acceptance rate plus a stamping fee. At December 31, 2008 the Trust had no prime loans (December 31, 2007 – $0.7 million) and letters of credit of $2.8 million (December 31, 2007 – $2.8 million) outstanding against the facility.

The prime lending rate at December 31, 2008 was 3.5 percent (December 31, 2007 – 6.0 percent).

9. LONG-TERM DEBT

	2008	2007
Credit facilities	$ 353,000	$ 8,000
Medium-term notes	200,000	200,000
Capital lease obligations	8,800	10,034
Other long-term debt	1,282	–
Unamortized deferred financing	(2,307)	(851)
	560,775	217,183
Less current portion	1,363	1,234
	$ 559,412	$ 215,949

Credit Facilities

At December 31, 2008 the Trust held a $375.0 million (December 31, 2007 – $300.0 million) unsecured extendible revolving three-year credit facility with a syndicate of Canadian chartered banks. Borrowings on the facility can be by way of prime loans, U.S. base rate loans, LIBOR loans, bankers' acceptances or documentary credits. Borrowings on the facility have fees and interest at rates relevant to the nature of the draw. On September 30, 2007 AltaGas negotiated the extension of the maturity of this facility to September 30, 2010.

On March 31, 2008 the Trust negotiated a new $250.0 million unsecured 18-month credit facility with a syndicate of Canadian chartered banks that matures on September 28, 2009 (see note 29 for description of replacement credit facility). Borrowings on the facility can be by way of prime loans, U.S. base rate loans, LIBOR loans or bankers' acceptances. Borrowings on the facility bear fees and interest rates relevant to the nature of the draw.

At December 31, 2008 the Trust had drawn $353.0 million (December 31, 2007 – $8.0 million) against the facilities. The average rate on the Trust's bankers' acceptances at December 31, 2008 was 3.1 percent (December 31, 2007 – 5.2 percent).

Medium-term Notes

On April 29, 2005 AltaGas filed a Universal Shelf Prospectus pursuant to which the Trust may issue up to an aggregate of $500 million of trust units and debt securities over a 25-month period. AltaGas filed a prospectus supplement on August 23, 2005 establishing AltaGas' medium-term note (MTN) program.

On August 30, 2005 $100.0 million of 4.41 percent senior unsecured MTNs were issued. The notes mature on September 1, 2010, with interest payable semi-annually.

On January 19, 2007 AltaGas issued a further $100.0 million of senior unsecured MTNs. The notes carry a coupon rate of 5.07 percent and mature on January 19, 2012.

Letter of Credit Facility

At December 31, 2008 the Trust held a $75.0 million (December 31, 2007 – $75.0 million) unsecured three-year extendible revolving-term letter of credit facility with a Canadian chartered bank maturing on September 30, 2010. AltaGas may borrow up to $25.0 million by way of prime loans, U.S. base rate loans, LIBOR loans or bankers' acceptances on the letter of credit facility. Borrowings on the facility bear fees and interest at rates relevant to the nature of the draw made. At December 31, 2008 the Trust had letters of credit of $68.1 million (December 31, 2007 – $61.7 million) outstanding against the extendible revolving-term letter of credit facility.

Capital Lease Obligation

On September 1, 2004 the Trust entered into a 10-year capital lease for 25 MW of gas-fired power peaking capacity with an option to extend the term for an additional 15 years. The lease has payment commitments as follows, excluding the extended term option:

2009	$ 1,878
2010	1,878
2011	1,878
2012	1,878
2013	1,878
Thereafter	1,254
	10,644
Less imputed interest at 6.85%	1,844
Present value of minimum lease payments	8,800
Less current portion	1,316
	$ 7,484

Interest expense on capital leases was $0.6 million in 2008 (2007 – $0.7 million).

10. CONVERTIBLE DEBENTURES

On January 10, 2008 AltaGas assumed a principal amount of $22.1 million of 5.85 percent convertible debentures through the acquisition of Taylor. The debentures mature on September 10, 2010, with interest payable semi-annually on September 10 and March 10 of each year. Prior to maturity, the debentures may be converted into trust units at the option of the holder at a conversion price of $24.64 per trust unit.

The Trust may redeem the convertible debentures prior to September 10, 2009 in whole or in part at a price equal to their principal amount plus accrued and unpaid interest, if any, provided the current market price of the Trust units on the date notice is given is not less than 125 percent of the conversion price, subject to adjustment in certain events. After September 10, 2009 and prior to the convertible debentures' maturity, the Trust may redeem the convertible debentures at a price equal to their principal amount plus accrued and unpaid interest, if any. The Trust can elect to pay interest on the debentures by issuing trust units.

		2008
Balance, beginning of year	$	–
Fair value of convertible debentures (note 3)		22,171
Accretion		(18)
Conversion to Trust units		(1,317)
Redeemed for cash		(4,154)
Balance, end of year	**$**	**16,682**

11. ASSET RETIREMENT OBLIGATIONS

		2008		2007
Balance, beginning of year	$	18,811	$	23,350
New obligations		18,741		423
Obligations settled		(744)		(346)
Obligations disposed		(219)		(4,006)
Revision in estimated cash flow		2,817		(2,084)
Accretion expense		2,302		1,474
Balance, end of year	$	41,708	$	18,811

AltaGas estimates the undiscounted cash required to settle the asset retirement obligations at December 31, 2008 was $244.3 million (December 31, 2007 – $52.4 million). The asset retirement obligations have been recorded in the Consolidated Financial Statements at estimated values discounted at rates between 5.6 percent and 8.3 percent and are expected to be incurred between 2010 and 2060. The majority of the costs are expected to be incurred between 2045 and 2060. No assets have been legally restricted for settlement of the estimated liability.

12. INCOME TAXES

Taxation of the Trust

Payments received by the Trust in the form of interest, distributions or other income from its subsidiaries are taxable income to the Trust. The Trust is entitled to deduct, for income tax purposes, its costs and its distributions to unitholders. Since it distributes all of its income to unitholders, the Trust is not expected to be liable for income taxes currently.

On June 22, 2007 the Specified Investment Flow-through (SIFT) tax received royal assent, creating a new tax to be applied to distributions from certain income trusts and partnerships, including AltaGas, effective January 1, 2011. Based on the amount of the Trust's temporary differences that were anticipated to reverse after January 1, 2011, the Trust recorded a future income tax expense of $5.4 million (including $0.1 million expense in respect of financial instruments) and a future income tax liability in the same amount for the year ended December 31, 2007. This non-cash expense related to temporary differences between the accounting and tax basis of AltaGas' assets and liabilities held in partnerships and had no immediate impact on cash flows. A tax rate of nil was applied to any temporary differences reversing before 2011.

In 2008 the partnership in which the temporary differences resided were moved under an operating subsidiary, with the result the Trust recorded a SIFT future tax expense of nil at December 31, 2008 and the SIFT future tax liability was replaced by a future tax liability at corporate tax rates.

Taxation of the Operating Subsidiaries

Incorporated operating subsidiaries of the Trust are subject to tax in the same manner as any other corporation. Operating subsidiaries are generally not expected to pay significant taxes either currently or in the foreseeable future under existing tax legislation.

Consolidated Tax Position

The tax provision recorded in the Consolidated Financial Statements differs from the amount computed by applying the combined Canadian federal and provincial income tax statutory rates to income before tax as follows:

	2008	2007
Income before taxes – consolidated	$ 161,969	$ 114,722
Financial instruments – net	(10,986)	(1,115)
Income before financial instruments and taxes	150,983	113,607
Income from AltaGas Income Trust distributed to unitholders	(134,849)	(92,544)
Income before income taxes – operating subsidiaries	16,134	21,063
Statutory income tax rate (%)	29.50	32.12
Expected taxes at statutory rates	4,760	6,765
Add (deduct) the tax effect of:		
SIFT tax additions (reversal)	–	5,365
Financial instruments	3,357	1,561
Rate reductions applied to future income tax liabilities	(11,347)	(7,256)
Permanent differences between accounting and tax basis of assets and liabilities	373	294
Non-taxable portion of capital gains on disposition of assets and investments	–	(1,634)
Other	1,255	833
Income tax provision (recovery)		
Current	2,328	297
Future	(3,930)	266
Future SIFT	–	5,365
	$ (1,602)	$ 5,928
Effective income tax rate (%)	(0.99)	5.17

The amount shown on the Consolidated Balance Sheets as future income tax liabilities represents the net differences between the tax basis and book carrying values on the Trust's balance sheets at substantively enacted tax rates.

As at December 31, future income taxes were composed of the following:

	2008	2007
Capital assets	$ 162,680	$ 31,101
Deferred debt charges	(60)	53
Unit issue costs	(679)	(635)
Partnerships	37,010	26,878
Deferred compensation	(3,890)	(2,092)
Financial instruments	16,260	2,973
Other	(65)	(49)
	$ 211,256	$ 58,229

13. CAPITAL DISCLOSURE

The Trust's objective for managing capital is to maintain its investment-grade credit ratings and allow the Trust to maximize the profitability of its existing assets and grow its energy infrastructure to create long-term value and enhance returns for its investors. The Trust considers unitholders' equity (including accumulated other comprehensive income), short-term and long-term debt (including current portion) less cash and cash equivalents to be part of its capital structure. The Trust's overall strategy remains unchanged from 2007.

The use of debt or equity funding is based on AltaGas' capital structure, which is determined by considering the norms and risks associated with each of its business segments. AltaGas' target debt-to-total capitalization ratio is 40 to 45 percent. The Trust's debt-to-total capitalization ratio as at December 31, 2008 was 37.8 percent (December 31, 2007 – 27.4 percent).

	2008	2007
Debt		
Short-term debt	$ 4,493	$ 3,551
Current portion of long-term debt	1,363	1,234
Long-term debt	559,412	215,949
Convertible debentures	16,682	–
	581,950	220,734
Unitholders' equity	957,442	584,688
Total capitalization	$1,539,392	$ 805,422
Debt-to-total capitalization ratio (%)	37.8	27.4

All of the borrowing facilities have financial tests and other covenants customary for the types of facilities which must be met at the end of each calendar quarter. The debt covenants are based on non-GAAP measures which cannot be recalculated from information provided in the Consolidated Financial Statements.

The following table summarizes the Trust's debt covenants for all credit facilities as at December 31, 2008:

Ratios[1]	Debt Covenant Requirements	AltaGas Ratios
Debt-to-capitalization	not greater than 60 percent	39.7%
Debt-to-EBITA	not greater than 3.5x	2.06x
EBITA-to-interest expense	not less than 2.5x	9.5x

(1) Debt covenant ratios are calculated in accordance with the credit facility agreements and will differ from management's internal calculation due to the definition of certain items in the credit facility agreements.

AltaGas has been in compliance with these covenants each quarter since the issuance of the facilities.

14. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

In the course of normal operations the Trust purchases and sells natural gas, NGL and power commodities and issues short and long-term debt. The Trust uses derivative instruments to reduce exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates that arise from these activities. The Trust does not make use of derivative instruments for speculative purposes.

Fair Values of Financial Instruments

At December 31, 2008 all derivatives, other than those that meet the expected purchase, sale or usage requirements exception, were carried on the Consolidated Balance Sheets at fair value. The fair value of power, natural gas and NGL derivatives was calculated using estimated forward prices from published sources for the relevant period. The calculation of fair value of the interest rate and foreign exchange derivatives used quoted market rates.

The fair value of long-term debt has been estimated based on discounted future interest and principal payments using estimated interest rates. The fair value of the convertible debentures was estimated using a Black Scholes model.

The carrying amount and fair values of the Trust's financial assets and liabilities were as follows:

Summary of Fair Values

	2008		2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Held for trading				
Cash and cash equivalents[1]	$ 18,304	$ 18,304	$ 12,451	$ 12,451
Risk management derivatives[2]	68,688	68,688	56,113	56,113
Cash flow hedges				
Risk management[2]	86,608	86,608	17,251	17,251
Loans and receivables				
Accounts receivable and other assets[1] [3]	216,079	216,079	194,936	194,936
Customer deposits[1]	24,017	24,017	24,369	24,369
Available-for-sale				
Long-term investments and other assets (note 7)	–	–	44,746	44,746
	$ 413,696	$ 413,696	$ 349,866	$ 349,866
Financial liabilities				
Held for trading				
Risk management derivatives[2]	$ 64,281	$ 64,281	$ 59,711	$ 59,711
Cash flow hedges				
Risk management[2]	41,194	41,194	4,215	4,215
Other financial liabilities				
Accounts payable and other liabilities[1] [4]	216,502	216,502	185,943	185,943
Customer deposits[1]	24,017	24,017	24,369	24,369
Short-term debt	4,493	4,493	3,551	3,551
Long-term debt[5]	563,082	550,971	218,033	208,036
Convertible debentures	16,682	16,334	–	–
	$ 930,251	$ 917,792	$ 495,822	$ 495,825

(1) Due to the nature and/or short maturity of these financial instruments the carrying amount approximates the fair value.
(2) Fair value is equal to the carrying value for derivatives and hedged items.
(3) Excludes income and sales tax of $11,907 (December 31, 2007 – $6,656).
(4) Excludes income and sales tax and deferred revenue of $3,655 (December 31, 2007 – $1,180).
(5) Includes current portion of long-term debt and excludes deferred financing costs of $2,307 (December 31, 2007 – $850).

Summary of Unrealized Gain (Loss) on Risk Management

	2008	2007
Natural gas	$ 5,510	$ 2,083
NGL	4,997	(590)
Power	(550)	(40)
Heat rate	(163)	188
Interest rate swaps	(4,896)	165
Foreign exchange	6,088	(691)
	$ 10,986	$ 1,115

Market Risk on Financial Instruments

The Trust is exposed to market risk and potential loss from changes in the values of financial instruments. AltaGas enters into financial derivative contracts to manage exposure to fluctuations in commodity prices, interest rates and foreign exchange rates.

Commodity Price Risk Management

Natural Gas

The Trust purchases and sells natural gas to its customers. The fixed-price and market-price contracts for both the purchase and sale of natural gas extend to 2013.

The Trust had the following contracts outstanding:

December 31, 2008			Notional Volume (GJ)		
Derivative Instruments	Fixed Price (per GJ)	Period (months)	Sales	Purchases	Fair Value
Commodity forward	$2.27 to $10.49	1 – 59	77,195,070	–	$ 27,209
Commodity forward	$2.27 to $10.73	1 – 59	–	77,195,070	$ (24,720)

December 31, 2007			Notional Volume (GJ)		
Derivative Instruments	Fixed Price (per GJ)	Period (months)	Sales	Purchases	Fair Value
Commodity forward	$2.16 to $10.37	1 – 55	105,375,003	–	$ (17,775)
Commodity forward	$2.16 to $10.37	1 – 55	–	105,375,003	$ 14,754

Natural Gas Liquids

The Trust entered into a series of swaps to lock in a portion of the volumes exposed to NGL frac spread.

The Trust had the following contracts outstanding:

December 31, 2008			Notional Volume		
Product	Fixed Price (per GJ)	Period (months)	Sales	Purchases	Fair Value
Propane	$1.3800 to $1.8000 US/gallon	1 – 24	36,330,000 gallons	–	$ 40,016
Butane	$1.6500 to $2.3000 US/gallon	1 – 24	11,676,000 gallons	–	$ 15,915
WTI	$94.50 to $144.65 US/Bbl	1 – 24	134,500 Bbls	–	$ 9,531
USD swaps	$0.9948 to $1.0262	1 – 24		$82,550	(17,749)
Natural gas	$7.84 to $9.93/GJ	1 – 24	–	5,451,000 GJ	$ (11,509)

December 31, 2007			Notional Volume		
Product	Fixed Price (per GJ)	Period (months)	Sales	Purchases	Fair Value
Propane	$1.2825 to $1.4725 US/gallon	1 – 12	9,677,178 gallons	–	$ (1,156)
Butane	$1.4950 to $1.7000 US/gallon	1 – 12	2,612,064 gallons	–	$ (685)
WTI	$83.20 to $89.10 US/Bbl	1 – 12	27,489 Bbls	–	$ (143)
USD	$0.9268 to $0.9820	1 – 12		$13,972	(662)
Natural gas	$6.455 to $6.550/GJ	1 – 12	–	1,382,591 GJ	$ 159

Power

Under the PPAs AltaGas has an obligation to buy power at agreed terms and prices to December 31, 2020. The Trust sells the power to the Alberta Electric System Operator at market prices and uses swaps and collars to fix the prices over time on a portion of the volumes. AltaGas' strategy is to lock in margins to provide predictable earnings. Certain contracts met the expected purchase, sale or usage requirements exception and have not been included in risk management assets or liabilities. At December 31, 2008 the Trust had no intention to terminate any contracts prior to maturity.

The Trust had no commodity forward contracts on electrical power outstanding at December 31, 2008.

December 31, 2007			Notional Volume (MWh)		
Derivative Instruments	Fixed Price (per MWh)	Period (months)	Sales	Purchases	Fair Value
Commodity forward	$79.00 to $80.60	1 – 3	2,160	–	$ (28)
Commodity forward	$63.25 to $68.00	1 – 3	–	2,160	$ 31

The Trust had the following commodity swaps and collars outstanding:

December 31, 2008			**Notional Volume (MWh)**		
Derivative Instruments	**Fixed Price (per MWh)**	**Period (months)**	**Sales**	**Purchases**	**Fair Value**
Swaps and collars	**$60.50 to $88.00**	**1 – 24**	**2,595,105**	**–**	**$ 734**
Swaps and collars	**$56.50 to $75.75**	**1 – 108**	**–**	**259,520**	**$ 5,207**

December 31, 2007			Notional Volume (MWh)		
Derivative Instruments	Fixed Price (per MWh)	Period (months)	Sales	Purchases	Fair Value
Swaps and collars	$65.00 to $88.00	1 – 24	1,626,624	–	$ 10,932
Swaps and collars	$56.50	1 – 120	–	263,016	$ 3,339

The Trust had the following heat rate hedges outstanding:

December 31, 2008			**Notional Volume (GJ or MWh)**		
Derivative Instruments	**Fixed price (per GJ MWh)**	**Period (months)**	**Sales**	**Purchases**	**Fair Value**
Natural gas (per GJ)	**$6.07**	**1**	**–**	**14,700**	**$ (5)**
Power (per MWh)	**$107.50 to $195.50**	**1**	**1,225**	**–**	**$ 29**

December 31, 2007			Notional Volume (GJ or MWh)		
Derivative Instruments	Fixed price (per GJ MWh)	Period (months)	Sales	Purchases	Fair Value
Natural gas (per GJ)	$6.08 to $6.17	1	–	79,050	$ 18
Power (per MWh)	$89.00 to $138.00	1	6,510	–	$ 170

Interest Rate Risk Management

To hedge against the effects of future interest rate movements, the Trust enters into interest rate swap agreements to fix the interest rate on a portion of its bankers' acceptances issued under credit facilities. The Trust's target is to have approximately 70 to 75 percent of its debt at fixed interest rates.

The Trust had the following interest rate swaps outstanding:

December 31, 2008	Weighted Average Interest Rate	Period (months)	Notional Quantity	Fair Value
Swaps	**3.746%**	**1 – 15**	**$ 205,000**	**$ (4,814)**

December 31, 2007	Weighted Average Interest Rate	Period (months)	Notional Quantity	Fair Value
Swaps	3.56%	2 – 15	$ 25,000	$ 165

Foreign Exchange Risk Management

To manage the risk of fluctuating cash flows due to variations in foreign exchange rates, the Trust enters into foreign exchange forwards, swaps and options for U.S. dollars (USD) and euros (EUR).

The Trust had the following contracts outstanding:

December 31, 2008	Fixed Price	Period (months)	Notional Quantity	Fair Value
Swaps (USD)	**$1.0164 to $1.2925**	**1 – 21**	**$ 3,273**	**$ 539**
Forwards and options (EUR)[1]	**$1.470 – $1.5350**	**4 – 9**	**€ 62,700**	**$ 12,651**

December 31, 2007	Fixed Price	Period (months)	Notional Quantity	Fair Value
Swaps (USD)	$0.9765 to $1.0882	1 – 5	$ 995	$ (41)
Forwards and options (EUR)[1]	$1.42 to $1.4436	1 – 3	€ 11,900	$ 326

(1) Related to the supply and installation agreement with Enercon GmbH to supply and install wind turbines for the Bear Mountain Wind Project. Obligations are denominated in euros.

Bond Forward

The Trust extended its anticipation of issuing a five-year $100 million MTN to the second or third quarter of 2009 due to current market conditions. To partially hedge against the risk of rising interest rates, the Trust rolled forward a $50 million bond forward contract with a Canadian chartered bank in December 2008, to lock in a five-year Government of Canada bond yield of approximately 3.28 percent. At December 31, 2008 the bond forward hedge had a negative fair market value position of $3.2 million.

Sensitivity Analysis

The sensitivity analysis is estimated based on the notional volumes of each commodity, interest rate swap and foreign exchange contracts outstanding, taking into consideration future income tax impact.

The following table illustrates potential effects of changes in relevant risk variables on AltaGas' net income and OCI for contracts in place at December 31, 2008:

Factor Share	Increase or Decrease[1]	Increase or Decrease in Net Income	Increase or Decrease in OCI
Alberta electricity average pool prices	$ 2/MWh	2	$ 3,443
Natural gas spot price (AECO)	$ 1/GJ	1,672	–
NGL frac spread:			
Propane	$ 5/Bbl	–	3,079
Butane	$ 5/Bbl	8	981
WTI	$ 5/Bbl	7	472
Natural gas to replace heat value of NGL	$ 1/GJ	–	3,882
Foreign exchange (USD only)	1%	–	569
Interest rate swaps	25 bps	513	–
Bond forward	25 bps	–	125
Foreign exchange	1%	207	$ 238

(1) Estimated increase or decrease to forward prices or curves.

Credit Risk on Financial Instruments

Credit risk results from the possibility that a counterparty to a financial instrument fails to fulfill its obligations in accordance with the terms of the contract.

AltaGas' credit policy details the parameters used to grant, measure, monitor and report on credit provided to counterparties. AltaGas minimizes counterparty risk by conducting credit reviews on counterparties in order to establish specific credit limits on clients, both prior to providing products or services and on a recurring basis. In addition, most contracts include credit mitigation clauses which allow AltaGas to obtain financial or performance assurances from counterparties under certain circumstances. AltaGas provides an allowance for doubtful accounts in the normal course of its business.

The Trust's maximum credit exposure consists primarily of the carrying value of the non-derivative financial assets and the fair value of derivative financial assets. At December 31, 2008 AltaGas had an exposure to the Bank of Montreal in the amount of $36.2 million related to derivatives representing a concentration of credit risk; however the risk of default is considered minimal. AltaGas had an exposure to Utility Group in the amount of $16.9 million representing a concentration of credit risk with a single counterparty in the gas business. Risk in relation to Utility Group is minimized by the nature of Utility Group's business as Utility Group is able to recover the cost of gas from its customers under utility regulation in Alberta.

Accounts Receivable Past Due or Impaired

The Trust had the following past due and impaired receivables:

December 31, 2008		Receivables	Receivables Past Due, Not Impaired, By Period			
Accounts Receivable	2008	Past Due, Impaired	Less Than 30 Days	31 to 60 Days	61 to 90 Days	Over 90 Days
Trade receivable	$ 213,959	$ 1,908	$ 193,012	$ 9,887	$ 3,029	$ 6,123
Other receivable	8,229	–	7,672	–	194	363
Allowance for credit losses	(1,908)	(1,908)	–	–	–	–
	$ 220,280	$ –	$ 200,684	$ 9,887	$ 3,223	$ 6,486

Allowance for credit losses

Allowance for credit losses, beginning of year	$ 1,765
Impairment expense	143
Allowance for credit losses, end of year	$ 1,908

Liquidity Risk on Financial Instruments

Liquidity risk is the risk that the Trust will not be able to meet its financial obligations as they fall due. The Trust manages this risk through its extensive budgeting and monitoring process to ensure it has sufficient cash and credit facilities to meet its obligations. The Trust's objective is to maintain its investment-grade ratings to ensure it has access to debt and equity funding as required (note 13).

At December 31, 2008 the Trust had the following contractual maturities with respect to non-derivative financial liabilities:

	Payments Due by Period					
	Total	2009	2010	2011	2012	Thereafter
Short-term debt	$ 4,493	$ 4,493	$ –	$ –	$ –	$ –
Long-term debt[(1)(2)(3)]	563,082	101,925	354,878	1,878	101,878	2,523
Convertible debentures	16,682	–	16,682	–	–	–
	$ 584,257	$ 106,418	$ 371,560	$ 1,878	$ 101,878	$ 2,523

(1) Comprising operating loans, MTN's and capital lease obligations excluding deferred financing costs (note 9).

(2) Includes current portion of long-term debt.

(3) See note 29 for description of the new credit facility replacing the current facility maturing in September 2009.

15. UNITHOLDERS' EQUITY

December 31	2008	2007
Unitholders' capital (note 16)	$ 850,992	$ 505,544
Contributed surplus (note 17)	4,261	3,875
Accumulated earnings	673,983	510,412
Convertible debentures	1,600	–
Warrants	4,500	–
Accumulated dividends	(41,114)	(41,114)
Accumulated unitholders' distributions declared[1]	(538,227)	(391,103)
Distributions of common shares of Utility Group	(29,848)	(29,848)
Transition adjustment resulting from adopting new financial instruments accounting standards	(247)	(247)
Accumulated other comprehensive income	31,542	27,169
	$ 957,442	$ 584,688

(1) Accumulated unitholders' distributions paid by the Trust as at December 31, 2008 were $525.3 million (as at December 31, 2007 - $380.9 million).

In 2007 the holders of trust units of the Trust and holders of exchangeable partnership units of AltaGas Holding Limited Partnership No. 1 received one common share of Utility Group for every 100 trust or exchangeable units held on August 27, 2007. As part of the distribution plan, any unitholder allocated fewer than 50 common shares of Utility Group received cash. The number of common shares of Utility Group distributed to unitholders was 577,416, which reduced unitholders equity by $4.2 million. This distribution resulted in a 27 percent reduction of the Trust's interest in Utility Group to 19.6 percent.

16. UNITHOLDERS' CAPITAL

The Trust is authorized to issue:

- An unlimited number of trust units redeemable for cash at the option of the holder;
- An unlimited number of AltaGas Holding Limited Partnership No. 1 (AltaGas LP #1) Class B limited partnership units, which are exchangeable into trust units on a one-for-one basis. Prior to May 1, 2014 the exchange is at the option of the unitholder at any time, and at the option of the Trust should the number of AltaGas LP #1 units outstanding fall below 750,000. After May 1, 2014 the exchange is at the option of either the Trust or the unitholder; and
- An unlimited number of AltaGas Holding Limited Partnership No. 2 (AltaGas LP #2) Class B limited partnership units, which are exchangeable into trust units on a one-for-one basis. Prior to May 1, 2009 the exchange is at the option of the unitholder at anytime, and at the option of the Trust should the number of AltaGas LP #2 units outstanding fall below 1,000,000. After May 1, 2009 the exchange is at the option of either the Trust or the unitholder.

Trust Units Issued and Outstanding	Number	Amount
December 31, 2006	54,313,552	$ 451,795
Units issued for cash on exercise of options	3,400	68
Units issued under DRIP[1]	1,692,128	41,726
Units issued for exchangeable units	48,358	277
December 31, 2007	56,057,438	$ 493,866
Exchangeable Units Issued and Outstanding		
December 31, 2006 issued by AltaGas LP #1	2,088,814	$ 11,955
AltaGas LP #1 units redeemed for Trust units	(48,358)	(277)
December 31, 2007	2,040,456	11,678
Issued and outstanding at December 31, 2007	58,097,894	$ 505,544

Trust Units Issued and Outstanding	Number of Units	Amount
December 31, 2007	56,057,438	$ 493,866
Units issued for cash on exercise of options	2,150	55
Units issued under DRIP[(1)]	1,635,937	34,612
Units issued for exchangeable units	60,890	859
Units issued on business acquisition	7,553,174	194,645
Units issued on conversion of convertible debentures	53,439	1,843
Units issued on public offering (net of $5.2 million of issuance costs)	4,398,750	110,077
December 31, 2008	69,761,778	$ 835,957

Exchangeable Units Issued and Outstanding	Number of Units	Amount
December 31, 2007 issued by AltaGas LP #1	2,040,456	$ 11,678
AltaGas LP #1 units redeemed for Trust units	(60,890)	(859)
Units issued on business acquisition	163,607	4,216
December 31, 2008	2,143,173	15,035
Issued and outstanding at December 31, 2008	71,904,951	$ 850,992

(1) Distribution Reinvestment and Optional Unit Purchase Plan.

Years ended December 31	2008	2007
Weighted Average Units Outstanding[(1)]		
Number of units – basic	68,812,654	57,382,209
Dilutive equity instruments[(2)]	890,744	37,632
Number of units – diluted	69,703,398	57,419,841

(1) Includes exchangeable units.

(2) Includes options, convertible debentures and warrants.

The Trust has an employee unit option plan under which employees and directors are eligible to receive grants. At December 31, 2008, 10 percent of units outstanding were reserved for issuance under the plan. To December 31, 2008 options granted under the plan generally had a term of 10 years to expiry and vested no longer than over a four-year period.

At December 31, 2008 outstanding options were exercisable at various dates within the next ten years. As at December 31, 2008 the unexpensed fair value of unit option compensation cost associated with future periods was $0.6 million (December 31, 2007 - $0.7 million).

The following table summarizes information about the Trust's unit options:

	Options Outstanding			
	2008		2007	
	Number of Options	Exercise Price[(1)]	Number of Options	Exercise Price[(1)]
Unit options outstanding, beginning of year	1,310,400	$ 26.36	923,550	$ 27.23
Granted	1,882,250	16.84	548,500	25.31
Exercised	(2,150)	17.17	(3,400)	20.06
Expired	(218,250)	26.42	(158,250)	27.94
Unit options outstanding, end of year	2,972,250	$ 20.33	1,310,400	$ 26.36
Unit options exercisable, end of year	602,326	$ 25.91	331,425	$ 25.50

(1) Weighted average.

The following table summarizes the employee unit option plan as at December 31, 2008:

	Options Outstanding			Options Exercisable	
	Number Outstanding	Weighted Average Exercise Price	Average Remaining Contractual Life	Number Exercisable	Exercise Price
$5.00 - 7.00	9,000	$ 6.10	1.45	9,000	$ 6.10
$7.01 - 15.50	1,406,500	14.16	9.83	27,500	11.21
$15.51 - 25.08	739,750	24.13	8.69	155,159	24.03
$25.09 - 29.50	817,000	27.68	7.89	410,667	28.04
	2,972,250	$ 20.33	8.99	602,326	$ 25.91

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted-average assumptions for grants as follows:

	2008	2007
Risk-free interest rate (%)	**3.43**	3.29
Expected life (years)	**10**	10
Expected volatility (%)	**23.81**	21.71
Annual distribution per unit ($)	**2.10**	2.04

In 2004 AltaGas implemented a unit-based compensation plan, which awards phantom units to certain employees. The phantom units are valued on distributions declared and the trading price of the Trust's units. The units vest on a graded vesting schedule. The compensation expense recorded in 2008 in respect of this plan was $5.5 million (2007 – $5.1 million). In 2008 phantom units were awarded to all employees. As at December 31, 2008 the unexpensed fair value of unit-based compensation costs associated with future periods was $18.4 million (December 31, 2007 – $14.2 million).

17. CONTRIBUTED SURPLUS

	2008	2007
Balance, beginning of year	**$ 3,875**	$ 3,322
Amortization of unit options	**431**	617
Exercise of unit options	**(18)**	(18)
Cancellation of unit options	**(27)**	(46)
Balance, end of year	**$ 4,261**	$ 3,875

18. INCOME PER UNIT

The following table summarizes the computation of net income per unit:

	2008	2007
Numerator:		
Numerator for basic income per unit	$ 163.571	$ 108,794
Numerator for diluted income per unit	$ 164.567	$ 108,794
Denominator:		
Weighted-average number of units	68,813	57,382
Dilutive equity instruments[1]	891	38
Denominator for diluted income per unit	69,704	57,420
Basic income per unit	$ 2.38	$ 1.90
Diluted income per unit	$ 2.36	$ 1.89

(1) *Includes options, convertible debentures and warrants.*

19. COMMITMENTS

Future minimum lease payments under operating leases for office space, office equipment, and automotive equipment at December 31, 2008 are estimated as follows:

2009	$ 4,866
2010	4,629
2011	4,295
2012	3,566
2013	531
	$ 17,887

Under the terms of a 1997 long-term gas supply contract, the Trust is committed to supply natural gas for prices ranging from $2.34/Mcf in 2007 to $2.40/Mcf by contract expiry in 2009. The Trust contracted with several producers to provide the volumes to fulfill this contract. In 1999, one of those producers defaulted on its obligation under its gas supply contract, resulting in the delivery commitment for 2,845 Mcf/d being assumed by the Trust. In December 2006 the Trust entered into a fixed-price contract with a third-party supplier to fix the price of the gas supply related to the commitment until its expiry in 2009.

In 1999 the Trust acquired an agreement to purchase natural gas from specific reserves for $0.05/Mcf for the life of the reserves. The production from these reserves was 1,239 Mcf/d in 2008 (2007 – 1,039 Mcf/d).

In 2007 AltaGas entered into a supply and installation agreement with Enercon GmbH to supply and install wind turbines for the Bear Mountain Wind Park. The Trust has an obligation to pay approximately $100 million before the installation is complete. The Trust has also entered into other supply agreements to pay approximately $25 million for equipment and construction costs associated with the Bear Mountain Wind Park.

20. NET CHANGE IN NON-CASH WORKING CAPITAL

The net change in the following non-cash working capital items increased (decreased) cash flows from operations as follows:

Years ended December 31	2008	2007
Accounts receivable[1]	$ 4,803	$ 32,654
Inventory	(645)	(69)
Other current assets[2]	(4,491)	6,065
Accounts payable and accrued liabilities[1]	(7,878)	(23,080)
Customer deposits	(352)	8,065
Deferred revenue	1,059	930
Other current liabilities	12,606	(1,661)
	5,102	22,904
Add back: increase in capital costs payable	(15,993)	(2,179)
Net change in non-cash working capital related to operations	$ (10,891)	$ 20,725

(1) Specific line items may not agree to the net change in Consolidated Balance Sheet due to acquisition (note 3).

(2) Excludes note receivable of $6.5 million included in investing activities.

The following cash payments have been included in the determination of earnings:

Years ended December 31	2008	2007
Interest paid	$ 24,023	$ 12,078
Income taxes paid	$ 2,577	$ 181

21. PENSION PLANS AND POST-RETIREMENT BENEFITS

Defined Contribution Plan

On July 1, 2005 AltaGas implemented a defined contribution (DC) pension plan for substantially all regular employees. The DC plan replaced the Group RRSP as AltaGas' primary employer-sponsored retirement arrangement.

The net pension expense recorded for the DC pension plan was $1.7 million for the year ended December 31, 2008 (2007 - $1.4 million).

Defined Benefit Plans

Effective August 25, 2004 the liability for a defined benefit, non-contributory pension plan in respect of nine Trust employees for pre-AltaGas pensionable service was assumed under Part II of the Salaried Employees' Pension Plan as a result of an acquisition. No future service accrues under this plan.

Effective January 1, 2005 the plan was amended in respect of certain employees who transferred employment from AltaGas Utilities Inc., a then wholly owned subsidiary of the Trust during most of 2005. Assets and liabilities were transferred to Parts III and IV of the Salaried Employees' Pension Plan for three such employees during 2006.

Plan contributions for Parts II, III and IV of the Salaried Employees' Pension Plan in 2008 and 2007 were made in accordance with an actuarial valuation for funding purposes as at September 30, 2005 based upon a report dated March 29, 2006. An actuarial valuation was performed as of September 30, 2008 which revealed an increase in contribution requirements. A valuation report outlining these contributions will be filed with regulators prior to March 30, 2009. Any additional required contributions in respect of the period from October 1, 2008 to December 31, 2008 as a result of the September 30, 2008 valuation will be remitted to the Trust in 2009.

As at December 31, 2008 the accrued benefit obligation of the Trust for this plan was $1.9 million (December 31, 2007 – $1.9 million). At December 31, 2008 the plan had an accrued benefit liability recognized in the Consolidated Fnancial Statements of $10,000 (December 31, 2007 – $0.3 million).

During 2008 the Trust assumed two defined benefit pension plans with the acquisition of Taylor. These plans are in relation to the unionized employees at the Younger Extraction Plant (Younger) and certain employees at the Harmattan Complex (Harmattan). AltaGas adjusted the actuarial liability of these plans to follow the same assumptions used under its existing pension plans. Plan contributions for the Younger pension plan and Harmattan pension plan during 2008 were made in accordance with an actuarial valuation for funding purposes as at December 31, 2006 and December 31, 2007 respectively. As at December 31, 2008 the accrued benefit obligation of the Trust for these plans was $7.7 million. At December 31, 2008 these plans had an accrued benefit liability recognized in the Consolidated Financial Statements of $1.1 million.

For the year ended December 31, 2008 the net pension cost for all defined benefit plans was $0.4 million (2007 – net pension recovery of $15,000).

Supplemental Executive Retirement Plan (SERP)

Effective July 1, 2005 the Trust instituted a non-registered, defined benefit retirement plan which provides defined benefit pension benefits to eligible executives based on average earnings, years of service and age at retirement. As at December 31, 2008 the accrued benefit obligation of the Trust for this plan was $3.6 million (December 31, 2007 – $3.0 million). At December 31, 2008 the plan had an accrued benefit liability recognized in the financial statements of $3.7 million (December 31, 2007 – $1.9 million).

The SERP benefits will be paid from the general revenue of AltaGas as payments come due. Security will be provided for the SERP benefits through a letter of credit within a retirement compensation arrangement trust account.

For the year ended December 31, 2008 the net pension expense was $1.7 million (2007 – $1.0 million).

The following table summarizes the details of the defined benefit plans, including the SERP:

	2008	2007
Accrued benefit obligation		
Balance, beginning of year [1]	$ 15,122	$ 4,079
Actuarial gain	(3,588)	(73)
Current service cost	1,575	738
Member contributions	102	–
Past service cost	294	–
Interest cost	844	240
Benefits paid	(1,203)	(83)
Balance, end of year	13,146	4,901
Plan assets		
Fair value, beginning of year [1]	9,931	1,729
Actual loss on plan assets	(1,538)	(71)
Employer contributions	1,471	11
Member contributions	102	–
Benefits paid	(1,203)	(83)
Fair value, end of year	8,763	1,586
Funded deficit	(4,383)	(3,315)
Unamortized past service costs	(810)	778
Unamortized net actuarial loss	389	330
Accrued benefit liability recognized in the financial statements	$ (4,804)	$ (2,207)

	2008	2007
Significant actuarial assumptions used as at December 31		
Discount rate (%)	7.25	5.50
Expected long-term rate of return on plan assets (%)	6.75 – 7.25	6.00 – 6.75
Rate of compensation increase (%)	3.50 – 4.00	3.50 – 4.00
Average remaining service life of active employees (years)	12.9	9.8
Net benefit plan expense for the year		
Current service cost and expenses	$ 1,575	$ 739
Interest cost	844	240
Actual loss on plan assets	1,538	71
Actuarial gain on accrued benefit obligation	(3,588)	(73)
Costs arising in the year	369	977
Differences between costs arising in the year and costs recognized in the year in respect of:		
Actuarial gain (loss) on plan assets	(2,197)	(188)
Actuarial gain on accrued benefit obligation	3,588	84
Amortization of past service costs	371	77
Net periodic benefit plan costs recognized	$ 2,131	$ 950

(1) Includes the Younger and Harmattan plans acquired in the acquisition of Taylor.

The assets are invested under balanced fund mandates with a broad mix of fixed income, Canadian equity and foreign equity investments. The collective investment mixes for the plans are as follows as at December 31, 2008:

	Percentage of Plan Assets
Cash and short-term equivalents	10.97%
Canadian equities	26.58%
Foreign equities	27.61%
Fixed income	34.84%
	100.00%

Post-Retirement Benefits

During 2008 the Trust assumed two post retirement benefit plans with the acquisition of Taylor for the unionized employees at Younger and Harmattan. Benefits provided to retired employees are limited to the payment of life insurance and health insurance premiums.

As at December 31, 2008 the accrued benefit obligation of the Trust for these plans was $0.6 million. At December 31, 2008 the plan had an accrued benefit liability recognized in the financial statements of $0.8 million. For the year ended December 31, 2008 the net benefit cost for these plans was $0.1 million.

22. RELATED PARTY TRANSACTIONS

In the normal course of business, the Trust and its affiliates transact with related parties. These transactions are recorded at their exchange amounts and are as follows:

Years ended December 31	2008	2007
Fees for administration, management and other services paid by:		
Utility Group to the Trust	$ 219	$ 29
The Trust to Utility Group	$ 4	$ 445
Natural gas sales by the Trust to Utility Group subsidiaries	$ 96,457	$ 83,370
Fees for operating services paid by Utility Group subsidiaries	$ 427	$ 341
Transportation services provided by Utility Group subsidiaries	$ 491	$ 477
Office space and furniture rental payments made by the Trust to a corporation owned by an employee	$ 88	$ 85

The resulting amounts due from and to related parties are non-interest-bearing and are related to transactions in the normal course of business.

Included in accounts receivable at December 31, 2008 was $16.9 million (December 31, 2007 – $13.5 million) due to the Trust from related parties. Included in accounts payable at December 31, 2008 was $1,000 (December 31, 2007 – $50,000) due from the Trust to related parties.

During 2007 AltaGas sold its 33.3335 percent interest in the Ikhil Joint Venture to Utility Group for $9.0 million to execute the divestiture of non-core production assets.

23. JOINT VENTURES

The Trust's proportionate interest in its joint venture arrangements is summarized in the table below:

	2008	2007
Proportionate share of operating income for the years ended December 31		
Revenues	$ 468,588	$ 201,124
Expenses	361,238	131,220
	$ 107,350	$ 69,904
Proportionate share of net assets at December 31		
Current assets	$ 19,223	$ 33,135
Capital assets	274,437	91,238
Energy services arrangements, contracts and relationships	69,674	75,483
Long-term investments and other assets	–	3,643
Current liabilities	(18,887)	(32,780)
	$ 344,447	$ 170,719
Proportionate share of cash flows for years ended December 31		
Operating activities	$ 122,494	$ 79,959
Investing activities	(213,783)	(571)
Financing activities	91,289	(79,388)
	–	–

24. GAIN ON SALE OF ASSETS

During 2008 AltaGas sold a power project that was under development for $6.6 million. The sale of assets resulted in a pre-tax gain of $1.4 million.

25. NON-MONETARY TRANSACTION

During 2008 AltaGas exchanged 50 percent interest in one of its natural gas processing facilities for 15.5 percent interest in a similar facility in which the remaining 84.5 percent was primarily owned by the Trust. The fair value of $1.1 million was determined based on the estimated cash flows of the asset acquired. The exchange of assets resulted in a pre-tax gain of $0.1 million.

26. CONTINGENT LIABILITY

The Sundance B facility experienced an outage in mid December 2008 related to the failure of an induced draft fan. The failure reduced power outage by 50 percent. The facility operator has notified AltaGas that under the PPA it believes this event is a force majeure due to the High Impact Low Probability nature of the event. The impact of this event being a force majeure to AltaGas could be up to a $7.0 million charge to operating income, which comprises $1.5 million for 2008 and the remainder for 2009.

AltaGas management does not consider this to be a force majeure event. Mechanical failure has historically been treated as a maintenance issue, rather than a force majeure event. Management believes that the event is not a force majeure and accordingly has not recorded a charge to operating income.

27. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial presentation.

28. SEGMENTED INFORMATION

AltaGas is an integrated energy trust with a portfolio of assets and services used to move energy from the source to the end-user. The majority of the transactions among the reporting segments are recorded at the market price of the commodities and the remainder are at the exchange amount. The following describes the Trust's five reporting segments:

Extraction and Transmission (E&T)
- NGL processing and extraction plants and transmission pipelines to transport natural gas and NGLs;

Field Gathering and Processing (FG&P)
- Natural gas gathering lines and processing facilities;

Energy Services
- Energy consulting and sale of natural gas and electricity;

Power Generation
- Coal-fired and gas-fired power output under power purchase arrangements and other agreements, gas-fired power plants, wind and run-of-river power projects under development; and

Corporate
- The costs of providing corporate services and general corporate overhead, investments in public and private entities, corporate assets and the effects of changes in the fair value of risk management contracts.

The following tables show the composition by segment:

For the year ended December 31, 2008	E&T	FG&P	Energy Services	Gas Subtotal	Power Generation	Corporate	Intersegment Elimination	Total
Revenue	$ 430,132	$154,402	$1,058,653	$1,643,187	$223,510	$ 1,882	$ (62,770)	$1,805,809
Unrealized gain on risk management	–	–	–	–	–	10,986	–	10,986
Cost of sales	(253,910)	(10,558)	(1,044,521)	(1,308,989)	(94,518)	–	63,189	(1,340,318)
Operating and administrative	(65,164)	(95,353)	(12,713)	(173,230)	(3,715)	(42,767)	(419)	(220,131)
Amortization	(27,214)	(28,071)	(2,021)	(57,306)	(7,436)	(2,236)	–	(66,978)
Interest expense	–	–	–	–	–	(27,399)	–	(27,399)
Income (loss) before income taxes	$ 83,844	$ 20,420	$ (602)	$ 103,662	$117,841	$ (59,534)	–	$ 161,969
Net additions (reductions) to:								
Capital assets[1]	$ 610,886	$ 53,695	$ 266	$ 664,847	$136,523	$ 6,592	–	$ 807,962
Energy service arrangements, contracts and relationships	$ 53,100	–	–	$ 53,100	–	–	–	$ 53,100
Long-term investment and other assets[2]	–	–	–	–	$ 713	$ (47,479)	–	$ (46,766)
Goodwill	$ 143,725	$ 115	–	$ 143,840	–	–	–	$ 143,840
Segmented assets	$1,038,581	$530,855	$ 138,899	$1,708,335	$268,474	$186,752	–	$2,163,561

(1) *Includes non-cash transactions of $679,652.*
(2) *Includes non-cash transactions of $358,259.*

For the year ended December 31, 2007	E&T	FG&P	Energy Services	Gas Subtotal	Power Generation	Corporate	Intersegment Elimination	Total
Revenue	$142,938	$135,105	$1,022,506	$1,300,549	$182,535	$ 5,037	$ (60,842)	$1,427,279
Unrealized gain on risk management	–	–	–	–	–	1,115	–	1,115
Cost of sales	(75,495)	(7,655)	(1,001,599)	(1,084,749)	(78,373)	–	58,723	(1,104,399)
Operating and administrative	(20,300)	(83,344)	(15,576)	(119,220)	(2,035)	(31,161)	2,119	(150,297)
Amortization	(8,055)	(25,901)	(3,307)	(37,263)	(7,488)	(2,340)	–	(47,091)
Interest expense	–	–	–	–	–	(11,885)	–	(11,885)
Income (loss) before income taxes	$ 39,088	$ 18,205	$ 2,024	$ 59,317	$ 94,639	$ (39,234)	–	$ 114,722
Net additions (reductions) to:								
Capital assets[1]	$ 4,672	$ 13,213	$ (20,457)	$ (2,572)	$ 22,013	$ 2,349	–	$ 21,790
Long-term investment and other assets[2]	–	–	–	–	$ (530)	$ 18,396	–	$ 17,866
Goodwill	$ 18,045	$ 215	–	$ 18,260	–	–	–	$ 18,260
Segmented assets	$241,198	$507,876	$ 115,850	$ 864,924	$151,401	$156,389	–	$1,172,714

(1) Includes non-cash transactions of $33,516.

(2) Includes non-cash transactions of $12,711.

29. SUBSEQUENT EVENTS

Acquisition of Glenridge Wind Development Project

On January 7, 2009 AltaGas acquired the Glenridge wind development project for $2.2 million. The development assets are located near Medicine Hat, Alberta and are expected to provide AltaGas with the potential to develop approximately 100 MW of wind power generation.

Financing

On January 27, 2009 AltaGas entered into an agreement with a syndicate of underwriters, co led by TD Securities Inc. and Clarus Securities Inc. under which the underwriters agreed to purchase from AltaGas and sell to the public 6,100,000 trust units at a purchase price of $16.50 per unit. On February 10, 2009 AltaGas announced the closing of the offering resulting in gross proceeds of approximately $100 million. The net proceeds from the offering will be used to reduce indebtedness. The offering forms part of a comprehensive debt and equity financing plan which includes the equity offering as well as a new syndicated revolving and term credit facility. The new facility replaces the Trust's $250 million, 18-month credit facility expiring in September 2009.

Investment in Magma Energy Corp.

On January 15, 2009 AltaGas invested $10 million to acquire approximately a five percent equity position in Magma Energy Corp. (Magma), a private company focused on the exploration, development and operation of geothermal energy projects. AltaGas also received the right to acquire a direct interest in certain future geothermal projects developed or acquired by Magma. Magma currently owns and operates an 8-MW geothermal energy plant in Nevada as well as a portfolio of geothermal exploration and development projects in the western United States, Argentina, Chile, Nicaragua and Peru.

SEC File # 82-34911

Form 52-109F1 - Certification of Annual Filings

Full Certificate

I, Deborah S. Stein, Vice President Finance and Chief Financial Officer, certify that:

1. I have reviewed the Annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***AltaGas Income Trust*** (the issuer) for the period ending ***December 31, 2008.***

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings.

3. Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4. The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5. Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the financial year end:

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is based on the principles of the Committee of Sponsoring Organizations (COSO).

5.2 N/A

5.3 N/A

6. The issuer's other certifying officer(s) and I have:

(a) evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

(b) evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's ICFR at the financial year end and the issuer has disclosed in its annual MD&A:

(i) our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

(ii) N/A

7. The issuer has disclosed in its annual MD&A any change in the issuer's ICFR that occurred during the period beginning on October 1, 2008 and ended on December 31, 2008 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

8. The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer's auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer's ICFR.

Date: March 9, 2009

"Signed"

Deborah S. Stein
Vice President Finance and
Chief Financial Officer

SEC File # 82-34911

Form 52-109F1 - Certification of Annual Filings

Full Certificate

I, David W. Cornhill, Chairman and Chief Executive Officer, certify that:

1. I have reviewed the Annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***AltaGas Income Trust*** (the issuer) for the period ending ***December 31, 2008.***

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings.

3. Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4. The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5. Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the financial year end:

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is based on the principles of the Committee of Sponsoring Organizations (COSO).

5.2 N/A

5.3 N/A

6. The issuer's other certifying officer(s) and I have:

   (a) evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

   (b) evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's ICFR at the financial year end and the issuer has disclosed in its annual MD&A:

      (i) our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

      (ii) N/A

7. The issuer has disclosed in its annual MD&A any change in the issuer's ICFR that occurred during the period beginning on October 1, 2008 and ended on December 31, 2008 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

8. The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer's auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer's ICFR.

Date: March 9, 2009

"Signed"

David W. Cornhill,
Chairman and Chief Executive Officer

SEC File # 82-34911

ALTAGAS INCOME TRUST

Annual Information Form

For the year ended December 31, 2008

Dated: March 9, 2009

AltaGas

SEC File # 82-34911

TABLE OF CONTENTS

All dollar amounts in this Annual Information Form are in Canadian dollars unless otherwise stated.

FORWARD-LOOKING INFORMATION

This Annual Information Form contains forward-looking statements. When used in this Annual Information Form the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this Annual Information Form contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results.

Specifically, such forward-looking statements are set forth in respect of the Trust's overall strategy under the heading "Overview and Business Strategy", including statements in respect of timing and capacity of the Bear Mountain Wind Park, the Trust's other renewable energy development projects, expected growth in the gas and power business in general, the long-term viability of the WCSB, the impact of approval of the Harmattan co-stream project, the advantages afforded by the Trust's diverse extraction infrastructure, expectations regarding power prices and the potential impact of slowing growth in Alberta and expectations regarding demand for clean energy sources. In addition, such forward-looking statements are set forth under:

- "General Development of the Trust's Business – Historical Development", including in respect of the expected completion of the Sarnia Airport Storage Pool Project, the total potential from the Trust's run-of-river hydro development projects and the timing and capacity of the Bear Mountain Wind Park;
- "Business of the Trust – Extraction and Transmission", including in respect of the timing and quantum of anticipated expenditures at the Harmattan Complex and the financial and operational performance improvements resulting from the Trust's capital programs and the timing of completion of the EDS pipeline upgrade;
- "Business of the Trust – Field Gathering and Processing", including expectations with respect to levels of producer activity and demand for gathering and processing facilities and services; and
- "Business of the Trust – Power Generation", including expectations as to the drivers of growth in the Power Generation segment, timing and capacity of the Bear Mountain Wind Park, the timing of development of the Glenridge, Alberta project and intentions with respect to the development of the Trust's hydro and wind development projects in Canada and the United States.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain

risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, and general economic conditions and the other factors discussed under the heading "Risk Factors" in this Annual Information Form.

Many factors could cause the Trust's or any particular segment's actual results, performance or achievements to vary from those described in this Annual Information Form, including without limitation those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this Annual Information Form as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in this Annual Information Form, should not be unduly relied upon. Such statements speak only as of the date of this Annual Information Form. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this Annual Information Form are expressly qualified by this cautionary statement.

Financial outlook information contained in this Annual Information Form about prospective results of operations, financial position or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this Annual Information Form should not be used for purposes other than for which it is disclosed herein.

GLOSSARY

In this Annual Information Form, unless the context otherwise requires, the following terms have the indicated meanings. A reference to an agreement means the agreement as amended, supplemented or restated from time to time.

"**Administration Agreement**" means the administration agreement dated May 1, 2004 among the Trust, the General Partner, AltaGas Ltd. as administrator, Holding Trust, AltaGas LP #1 and AltaGas LP #2 as described under "Management of the Trust – Administration Agreement";

"**AESO**" means Alberta Electric System Operator;

"**AltaGas**" means AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership and the other operating affiliates of the Trust;

"**AltaGas LP #1**" means AltaGas Holding Limited Partnership No. 1;

"**AltaGas LP #1 B units**" means Class B limited partnership units of AltaGas LP #1;

"**AltaGas LP #2**" means AltaGas Holding Limited Partnership No. 2;

"**AltaGas LP #2 B units**" means Class B limited partnership units of AltaGas LP #2;

"**AltaGas Services**" or "**ASI**" means AltaGas Services Inc., a predecessor by amalgamation to AltaGas Ltd.;

"**Arrangement**" means the arrangement, under the provisions of section 192 of the CBCA, involving, among others, AltaGas Services, the Trust, Holding Trust, the General Partner, AltaGas LP #1 and AltaGas LP #2, pursuant to which the business of AltaGas Services was reorganized into an income trust effective May 1, 2004;

"**ASTC Partnership**" or "**ASTC**" means ASTC Power Partnership;

"**Balancing Pool**" means the Alberta governmental agency established to manage unsold PPAs from the original PPA auction, and which serves as a liability backstop for all PPAs;

"**Bankruptcy Act**" means the *Bankruptcy and Insolvency Act* (Canada);

"**Bbls**" means stock tank barrels of ethane and NGLs, expressed in standard 42 U.S. gallon barrels or 34.972 imperial gallon barrels;

"**Bbls/d**" means Bbls per day;

"**Bcf**" means 1,000,000 Mcf of natural gas;

"**Bcf/d**" means Bcf per day;

"**Bear Mountain Wind Park**" means the wind power project being constructed near Dawson Creek, British Columbia;

"**BMWLP**" means Bear Mountain Wind Limited Partnership, a limited partnership formed under the laws of the Province of British Columbia;

"**Board of Directors**" means the board of directors of the General Partner, as from time to time constituted;

"**Boston Bar Partnership**" means Boston Bar Limited Partnership;

"**BPA**" means the Balancing Pool Administrator;

"**Cash Flow of the Trust**" means for, or in respect of, any Distribution Period: (i) all cash amounts which are received by the Trust for, or in respect of, the Distribution Period, including, without limitation, interest, dividends, distributions, proceeds from the disposition of securities, returns of capital and repayments of indebtedness; plus (ii) the proceeds of any issuance of Trust units or any other securities of the Trust, net of the expenses of distribution, and, if applicable, the use of proceeds of any such issuance for the intended purposes; less the sum of (iii) all amounts which relate to the redemption of Trust units and which have become payable in cash by the Trust in the Distribution Period and any expenses of the Trust in the Distribution Period; and (iv) any other amounts (including taxes) required by law or the Declaration of Trust to be deducted, withheld or paid by or in respect of the Trust in such Distribution Period;

"**CBCA**" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C 44, as amended from time to time, including the regulations from time to time promulgated thereunder;

"**CBM**" means coal bed methane;

"**Closing Market Price**" means: (i) an amount equal to the closing price of the Trust units if there was a trade on the date on which Trust units were tendered for redemption and the exchange or market provides a closing price; (ii) an amount equal to the average of the highest and lowest prices of the Trust units on the date on which the Trust units were tendered for redemption if there was trading and the exchange or other market provides only the highest and lowest prices of Trust units traded on a particular day; or (iii) the average of the last bid and last ask prices if there was no trading on the date;

"**Committee**" means the Audit Committee of the Board of Directors;

"**DBRS**" means DBRS Limited;

"**Declaration of Trust**" means the declaration of trust dated as of March 26, 2004 between the settlor and the Trustee, pursuant to which the Trust was created, as from time to time amended, supplemented or restated;

"**Delegation Agreement**" means the delegation agreement dated May 1, 2004 among the Trust, the General Partner and the Trustee described under "Management of the Trust – Delegation Agreement";

"**Distribution Period**" means each calendar month, or such other periods as may be determined from time to time by the General Partner on behalf of the Trustee from and including the first day thereof and to and including the last day thereof;

"**ECNG Energy**" means ECNG Energy L.P.;

"**EDS**" means Ethylene Delivery System;

"**EEEP**" means the Edmonton ethane extraction plant and related facilities;

"**ERCB**" means the Alberta Energy Resources Conservation Board;

"**Exchangeable units**" means AltaGas LP #1 B units and AltaGas LP #2 B units, if any;

"**Exempt Plans**" means, collectively, trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans and registered disability savings plans, each as defined in the Tax Act;

"**General Partner**" means AltaGas General Partner Inc., a direct wholly owned subsidiary of the Trust and the general partner of AltaGas LP #1 and AltaGas LP #2;

"**GJ**" means gigajoule or 1,000,000,000 joules;

"**GJ/d**" means GJ per day;

"**GreenWing**" means GreenWing Energy Development Limited Partnership;

"**GWh**" means gigawatt-hour or 1,000,000,000 watt-hours; the watt-hour is equal to one watt of power flowing steadily for one hour;

"**Harmattan Complex**" means the Harmattan natural gas liquids extraction plant and associated facilities;

"**Holding Declaration of Trust**" means the declaration of trust dated as of March 26, 2004 between the Trust, as settlor, and the Holding Trust Trustee, pursuant to which Holding Trust was created, as from time to time amended, supplemented or restated;

"**Holding Trust**" means AltaGas Holding Trust, an unincorporated investment trust, all of the beneficial interests of which are owned by the Trust;

"**Holding Trust Note Indenture**" means the agreement dated as of March 26, 2004 between Holding Trust and Computershare Trust Company of Canada, as note trustee, pursuant to which Holding Trust Notes have been, and may in the future be, issued by Holding Trust, as from time to time amended, supplemented or restated;

"**Holding Trust Notes**" means the unsecured subordinated notes issued pursuant to the Holding Trust Note Indenture and described in greater detail under "Holding Trust – Holding Trust Notes";

"**Holding Trust Trustee**" means AltaGas Holding Trust Corp., as initial trustee of Holding Trust;

"**JEEP**" means the Joffre ethane extraction plant and related facilities;

"**JFP**" means Joffre Feedstock Pipeline;

"**km**" means kilometre;

"$\mathbf{m^3}$" means a cubic metre of natural gas at standard conditions of measurement;

"**Market Price**" means an amount equal to the simple average of the closing price of the Trust units for each of the trading days on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust units traded on a particular day, the market price shall be an amount equal to the simple average of the highest and lowest prices for that trading day if there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days before the applicable date, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the bid and ask prices for each day on which there was no trading; the weighted average trading price of the Trust units for each day that there was trading if the exchange or market provides a weighted average trading price; and the average of the highest and lowest prices of the Trust units for each day that there was trading, if the market provides only the highest and lowest prices of Trust units traded on a particular day;

"**MBbls**" means 1,000 Bbls;

"**Mcf**" means a thousand cubic feet of natural gas at standard imperial conditions of measurement;

"**Mcf/d**" means Mcf per day;

"**Mm**" means millions;

"**Mmcf**" means a million cubic feet of natural gas at standard conditions of measurement;

"**Mmcf/d**" means Mmcf per day;

"**MW**" means megawatt; one MW is 1,000,000 watts; the watt is the basic electrical unit of power;

"**MWh**" means megawatt-hour or 1,000,000 watt-hours; the watt-hour is equal to one watt of power flowing steadily for one hour;

"**NGL**" or "**NGLs**" means natural gas liquids, which includes primarily propane, butane and condensate;

"**NovaGreen**" means NovaGreen Power Inc;

"**Plan**" means the Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan of the Trust;

"**Pool**" means the Alberta Power Pool;

"**PPA**" means power purchase arrangement;

"**Provident**" means Provident Energy Trust;

"**RAPP**" means the rolling 30-day average Pool price of electricity in Alberta;

"**Rep Agreements**" mean the Representation, Management and Processing Agreements at the Harmattan Complex;

"**RET Complex**" means the three interconnected processing facilities and related gathering systems located at Retlaw, Enchant and Turin in southern Alberta;

"**S&P**" means Standard & Poor's, a division of The McGraw-Hill Companies, Inc.;

"**Special Voting Unit**" means the special voting unit of the Trust issued by the Trust and deposited with the Voting and Exchange Trustee to which is attached that number of voting rights (each such voting right being equal to the voting rights attached to one Trust unit) equal to the number of outstanding Exchangeable units held, other than by the Trust and its affiliates;

"**Tax Act**" means the *Income Tax Act* (Canada), including the regulations thereunder as amended from time to time;

"**Taylor**" means Taylor NGL Limited Partnership, a limited partnership created pursuant to the laws of Ontario;

"**Tcf**" means 1,000,000,000 Mcf;

"**TransAlta**" means TransAlta Utilities Corporation;

"**TransCanada**" means TransCanada Energy Ltd.;

"**Trust**" means AltaGas Income Trust and, where appropriate, includes its affiliates;

"**Trust options**" means options to acquire Trust units granted pursuant to AltaGas' trust unit option plan;

"**Trust units**" means trust units of the Trust;

"**Trustee**" means Computershare Trust Company of Canada, as initial trustee pursuant to the Declaration of Trust;

"**TSX**" means the Toronto Stock Exchange;

"**Unanimous Shareholder Agreement**" means the agreement entered into on May 1, 2004 among the General Partner, AltaGas LP #1, AltaGas LP #2 and AltaGas Ltd. pursuant to which AltaGas Ltd. granted to the General Partner the powers of the directors of AltaGas Ltd. to manage, or supervise the management of, the business and affairs of AltaGas Ltd., as from time to time amended, supplemented or restated as described under "General Partner – Unanimous Shareholders Agreement";

"**Unit**" or "**units**" means Trust units and Exchangeable units;

"**unitholders**" means the holders of Trust units and Exchangeable units;

"**Voting and Exchange Trust Agreement**" means the agreement dated May 1, 2004 among the Trust, AltaGas LP #1, AltaGas LP #2 and the Voting and Exchange Trustee, as from time to time amended, supplemented or restated;

"**Voting and Exchange Trustee**" means Computershare Trust Company of Canada, as initial trustee under the Voting and Exchange Trust Agreement, or such other person as becomes the trustee under the Voting and Exchange Trust Agreement in accordance with such agreement;

"**WCSB**" means Western Canada Sedimentary Basin; and

"**Younger Extraction Plant**" means the Younger extraction plant and related facilities.

METRIC CONVERSION

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply by
Mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
Bbls	cubic metres	0.159
cubic metres	Bbls	6.290
tonnes	long tons	0.984
feet	metres	0.305

To Convert From	To	Multiply By
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
gigajoule	Mcf	0.9482

ALTAGAS INCOME TRUST

AltaGas Income Trust is an unincorporated open-ended investment trust governed by the laws of Alberta and created pursuant to the Declaration of Trust. See "Declaration of Trust and Description of Units". The Trust indirectly holds all of the assets, liabilities and businesses formerly owned by AltaGas Services. AltaGas Services was incorporated on August 30, 1993 under the CBCA as 2950341 Canada Ltd. and commenced operations on April 1, 1994. Effective May 1, 2004 the business of AltaGas Services was reorganized pursuant to the Arrangement and holders of common shares of AltaGas Services received Trust units and/or Exchangeable units in exchange for their common shares. AltaGas Services became an indirect subsidiary of the Trust and was amalgamated to form AltaGas Ltd.

At December 31, 2008 the Trust had 69,761,778 outstanding Trust units and 2,143,173 outstanding Exchangeable units consisting entirely of AltaGas LP #1 B units. On November 29, 2007, the Trust made the offer to acquire all of the outstanding limited partnership units of Taylor. On January 10, 2008 the Trust completed the Taylor acquisition. See "Historical Developments – Significant Acquisition".

The Trust's fiscal year-end is December 31 and references in this Annual Information Form to particular years mean the Trust's fiscal years unless otherwise indicated. Unless expressly stated, all numbers in this Annual Information Form are as at December 31, 2008.

The head and principal office of the Trust is located at 1700, 355 – 4th Avenue S.W., Calgary, Alberta, T2P 0J1.

TRUST STRUCTURE

The Trust and its material affiliates are shown in the following chart.


Public Unitholders
Trust Units
AltaGas Income Trust
Common Shares (100%)
AltaGas General Partner Inc.
Units (100%) and Holding Trust Notes
Class B Exchangeable Units (1) (100%)
AltaGas Holding Trust
general partner
Class A Units (100%)
general partner
AltaGas Holding Limited Partnership No. 1
Class A Units (100%)
AltaGas Holding Limited Partnership No. 2
Common Shares (100%) and debt
AltaGas Ltd.
limited partner (92.6748%)
Common Shares (100%)
99.99%
99.99%
AltaGas Holdings Inc.
0.01%
AltaGas Operating Partnership
100%
limited partner (5.1845%)
0.15%
99.85%
AltaGas Holdings #2 Inc.
Taylor NGL Limited Partnership
AltaGas Power Holdings Partnership
22.59%
0.01%
100% shares
100% shares
Taylor Management Inc.
Taylor Processing Inc.
77.36%
limited partner
AltaGas Limited Partnership
0.01%
0.01%
AltaGas Pipeline Partnership
99.99%
general partner (0.01%)
99.9946%
general partner (0.0001%)
99.99%
99.99%
99.99%
99.99%
50%
AltaGas Energy Limited Partnership
ECNG Energy L.P.
Taylor Gas Liquids Limited Partnership
Joffre Gas Liquids Limited Partnership
Taylor Gas Processing Limited Partnership
Harmattan Gas Processing Limited Partnership
ASTC Power Partnership
limited Partner (2.1307%)
general partner (0.01%)

Notes:

(1) The Exchangeable units are exchangeable for Trust units at the option of the holder on a one-for-one basis, are entitled to vote with unitholders and are entitled to the same cash payments per Exchangeable unit as the cash distributions made on a Trust unit. See "Declaration of Trust and Description of Units".

(2) The Trust, Holding Trust, and each of the partnerships, other than Taylor, are established under the laws of Alberta. Each of the General Partner, AltaGas Ltd. and AltaGas Holdings Inc. is a corporation incorporated or formed by amalgamation under the CBCA. Taylor was established under the laws of Ontario. Each of AltaGas Holdings #2 Inc., Taylor Processing Inc. and Taylor Management Inc. is a corporation incorporated under the *Business Corporations Act* (Alberta).

OBJECTIVE OF THE TRUST

The objective of the Trust is to grow and operate its businesses, indirectly through its operating affiliates, in a manner that builds long-term value and delivers stable results to unitholders. The Trust's objectives, through its operating affiliates, are to:

- Maximize the profitability and long-term value of its existing infrastructure and services;
- Build on the current mix of energy assets and services with a continued focus on predictable, long-term cash flow horizons using cost-of-service, fixed-fee and margin-based contract terms and with minimal or managed exposure to commodity prices;
- Grow its gas and power infrastructure and related services through consolidations, expansions and acquisitions in Canada and the northern and western United States;
- Focus on projects that are accretive to earnings and cash flow with the appropriate risk and return balance;
- Diversify infrastructure by fuel source, contractual terms, exposure to industry cycles and geographic location;
- Focus on expanding its clean energy footprint such as wind and hydroelectric power generation, as well as natural gas-fired generation;
- Generate green credits through technology such as acid gas injection and renewable projects to decrease environmental impacts and hedge against environmental costs; and
- Maintain the Trust's investment-grade credit ratings.

The Trust strives to provide unitholders with stable and growing cash distributions. The Trust employs a strategy to provide unitholders with a competitive annual cash-on-cash yield by making monthly cash distributions that are supported by a sound financial strategy and strong business performance.

OVERVIEW OF THE BUSINESS

AltaGas' vision is to be a leading Canadian energy infrastructure company with a focus across Canada and the northern and western United States, by capitalizing on its solid underlying business, operational expertise and financial strength. To achieve its vision, AltaGas focuses on increasing the value and profitability of its existing assets and growing and diversifying through development and acquisition of natural gas and power infrastructure.

AltaGas is a natural gas and power infrastructure business with physical links along the energy value chain. AltaGas has significant operating experience that has delivered a strong track record of efficiency, reliability and profitability of its assets. AltaGas also has knowledge of the markets it serves and the financial discipline required to create long-term value for its investors. AltaGas is focused on maximizing the profitability and long-term value of its current assets and growing its energy infrastructure business through the acquisition and development of assets and by providing services that are linked to its existing business.

The gas business is composed of gathering and processing assets which include natural gas gathering pipelines and processing facilities. The gathering systems move natural gas from producing wells to processing facilities and the processing facilities remove impurities and certain hydrocarbon components from natural gas, in addition to compressing the gas to meet downstream pipelines' operating specifications for transportation. The processing assets also include ethane and NGL extraction and field fractionation facilities. Extraction plants straddle major natural gas transmission pipelines and reprocess the natural gas to extract and recover ethane and NGLs. At December 31, 2008, AltaGas had 1.6 Bcf/d of extraction processing capacity and 1.2 Bcf/d of raw natural gas processing capacity. The gas business also includes natural gas and NGL transmission pipelines. Transmission pipelines deliver natural gas and NGLs to distribution systems, end-users or other downstream pipelines. Another key component of the gas business is the ability to use AltaGas' market knowledge and expertise to optimize the assets to create value. AltaGas provides energy consulting and supply management services to non-residential end-users, buys and resells energy, gas transportation and storage, and markets gas for producers to further enhance value by optimizing the infrastructure that forms much of the value chain.

The power business consists of 353 MW of coal-fired base-load generation acquired under PPAs. The PPAs are owned through a 50 percent ownership interest in the Sundance B PPAs, giving AltaGas the rights to Sundance B power output and ancillary services until December 31, 2020. The Sundance plant is located 70 km west of Edmonton, Alberta. AltaGas' power generation portfolio also includes the Bear Mountain Wind Park near Dawson Creek, British Columbia which will have a capacity of 102 MW and is currently under construction and expected to be in service in November 2009, 39 MW of gas-fired power peaking capacity of which 25 MW was acquired under a

capital lease and an effective 25 percent interest in a 7-MW run-of-river hydroelectric generation facility. In 2008 the Trust made a number of acquisitions, adding eight run-of-river development projects in British Columbia and various wind development projects in Canada and the United States. In addition to the Bear Mountain Wind Park under construction, AltaGas currently has a combined potential of approximately 1,900 MW in renewable energy development projects.

ALTAGAS' STRATEGY

The Trust is a pure play energy infrastructure business that provides services along the energy value chain through gathering, processing, transporting, storage and marketing of natural gas and NGLs and the generation and sale of electricity. The sound long-term supply and demand fundamentals for gas and power form the foundation for AltaGas' strategy.

The Trust's strategy is to increase unitholder value through the delivery of sustainable and increasing earnings and cash flow from its existing assets as well as from the growth and diversification of its business through acquisition and construction of new natural gas and power infrastructure assets with long economic lives. Investments are diversified in terms of revenue source, contractual terms, exposure to industry cycles and locations. The Trust expects the growth in its business to be evenly split between gas and power over the long-term through investments in Canada and the northern and western United States. The Trust has a strong track record of employing its operational expertise, energy market knowledge and financial discipline and strength to deliver sustainable returns to its investors.

By positioning the Trust's assets and services strategically along the energy value chain, AltaGas links energy production to energy users. AltaGas pursues opportunities that offer strong financial returns and growth potential, identifies, evaluates and targets opportunities that are accretive to earnings and cash flow and that provide the appropriate balance between risk and return.

Gas - Business Strategy

AltaGas' gas business consists of natural gas and NGL processing and transportation infrastructure as well as natural gas marketing and optimization offerings to enhance value along the energy value chain. AltaGas management believes that North America's natural gas producing regions will continue to require significant investment in drilling, gathering and processing assets to support the levels of production needed to meet long-term demand for natural gas.

Gas - Opportunities

AltaGas pursues opportunities in its gas business to enhance long-term unitholder value. AltaGas' objectives are to:

- Increase throughput and utilization of existing facilities;
- Acquire and develop new natural gas infrastructure assets to meet customer demand;
- Increase returns and mitigate volume risk by directly recovering operating costs from customers;
- Enter into commercial arrangements that have long-term fixed-fee or cost-of-service components;
- Enhance operational efficiencies and returns through consolidation of facilities, plant upgrades and integration with other business segments;
- Manage costs and improve reliability and efficiency; and
- Create new service offerings and build on national brand development in its energy services business.

AltaGas' gas business provides safe and reliable gathering, processing, extraction, transportation and ancillary services to its customers. The strategic focus is on increasing profitability of the existing infrastructure, increasing market share and redeploying assets to capitalize on increased exploration and drilling activities as well as increased long-term fixed-fee or cost-of-service contracts. While the WCSB is considered to be a maturing basin, AltaGas remains confident that the long-term demand for natural gas will result in a return to strong natural gas prices and improvements in exploration, drilling and completion technology and hence the long-term viability of the WCSB. The emergence of unconventional gas plays in the WCSB such as the Montney and Horn River plays, as well as continued drilling in the Alberta Deep Basin, provides the basis for this outlook.

The Taylor acquisition in 2008 is an example of AltaGas' strategy at work. The assets are low-risk, long-life energy infrastructure underpinned by long-term contracts that provide stable and predictable cash flows. With the acquisition, AltaGas' infrastructure touches more than 2 Bcf/d of natural gas. AltaGas has interests in six extraction plants serving the WCSB, four of which are operated by AltaGas. The contribution from the extraction business increased significantly in 2008, thereby diversifying revenue sources within the WCSB. At December 31, 2008,

approximately 12 percent of total extraction volumes were exposed to commodity price fluctuations, although contractual arrangements allow the Trust to limit downside risk and shut-in production when extraction margins or frac spreads are low. In addition, AltaGas has hedged an appropiate portion of the exposed extraction volumes to reduce earnings volatility.

Growth opportunities in the Trust's gas business are expected to arise from plant modifications to increase product recoveries or throughput at facilities, by increasing interests in existing plants or through construction of new facilities in emerging or growing supply regions.

AltaGas has significantly increased its extraction assets. The natural gas supply to JEEP and EEEP depends on natural gas demand pull from central Alberta's petrochemical industry, residential and other commercial usage. The Empress extraction plants rely on the supply of natural gas from natural gas export volumes, while the Younger Extraction Plant is supplied from the robust natural gas producing region of northeast British Columbia. The Harmattan Complex is a significant service provider in its west central Alberta capture area. Many other facilities in the Harmattan area are currently underutilized, providing AltaGas with opportunities to consolidate and optimize asset utilization and increase profitability. The Harmattan co-stream project, if approved, is also expected to increase processing capability at the plant. Overall, the diverse nature of its extraction infrastructure should provide ongoing opportunities for AltaGas to seek to increase throughput, utilization and profitability.

The Transmission segment's main value drivers are the fees earned, which are based on contracted volumes and transmission capacity to serve new and expanding customer requirements for shipping natural gas to market. Due to the integrated nature of AltaGas' businesses, transmission services are often offered in combination with AltaGas' gathering and processing, natural gas marketing and extraction services. AltaGas works with customers to create transmission solutions in areas where pipeline capacity is required to meet producer and market demands.

The Field Gathering and Processing segment includes a network of approximately 6,500 km of gathering lines, substantial processing capacity with expansion potential and access to downstream transportation pipelines that offer customers diverse marketing opportunities. Most of the compression and process units are skid-mounted. This allows AltaGas to relocate units quickly and cost-effectively to respond to the changing processing needs of its customers. New area development is typically initiated from the drilling programs of AltaGas' existing and expanding customer base.

AltaGas may also see increased opportunities to acquire or build gathering and processing infrastructure from or on behalf of producers wishing to redeploy capital to exploration and production activities rather than dedicating capital to non-core activities such as processing. There are also opportunities to expand volumes by tying in new wells and building or purchasing adjoining facilities and systems to create larger facility complexes to capture operating synergies. Based on its existing infrastructure, AltaGas expects to capitalize on the growing natural gas production in northeast British Columbia, as well as unconventional sources of natural gas such as from shale and coal bed methane.

The Energy Services segment of AltaGas' gas business provides natural gas control and natural gas supply contracting services to the gas and power businesses. AltaGas pursues additional opportunities to enhance the value of its infrastructure through support services ancillary to its businesses. These include opportunities to increase margins earned in transmission, maintain the cost effective flow of natural gas through extraction plants and increase services provided to producers. Another objective in this area is to share natural gas and electricity market knowledge across all business segments and enhance the energy value chain to more effectively serve customers across Canada.

Power - Business Strategy

The power business consists primarily of AltaGas' 50 percent ownership of the Sundance B PPAs. The PPAs are contractual arrangements which entitle AltaGas to the output from the 353 MW coal-fired base-load Sundance B plant. AltaGas' current hedging strategy and operating strategy of its 39 MW of gas-fired peaking plants balance financial and operating risk related to the PPAs. The gas-fired peaking plants also provide revenue from the sale of energy and ancillary services. AltaGas' strategy is to maximize the profitability of the existing power assets and to grow its power generation infrastructure and operational capability with a focus on renewable energy. AltaGas' strategy is to grow its power business to offset the cash flow decline expected on December 31, 2020 when the Sundance PPAs expire.

Power - Opportunities

AltaGas pursues opportunities in its power business to enhance long-term unitholder value. AltaGas' objectives are to:

- Refine its power hedge strategies as appropriate to increase earnings stability and growth from the Sundance PPAs;
- Dispatch the gas-fired peaking capacity in real time to maximize revenue from both energy and ancillary services;
- Identify and execute opportunities to create value from the regulation of greenhouse gas emissions;
- Capitalize on internal synergies and integration efforts with other operating segments;
- Acquire and develop power infrastructure supported by strong power supply and demand fundamentals;
- Acquire and develop power generation projects backstopped by long-term power sales arrangements;
- Diversify power generation portfolio by geography and energy source;
- Develop operating capability in other energy sources;
- Capitalize on increasing demand for clean power by investing in renewable power projects across Canada and the northern and western United States; and
- Invest in power opportunities such as additional PPAs in Alberta and other jurisdictions.

The supply and demand fundamentals supporting the power business remain favourable in North America. AltaGas expects these fundamentals will continue to support strong power prices especially in Alberta where AltaGas is most exposed to power prices. This could increase the profitability of AltaGas' power business allowing AltaGas to earn higher revenues from the sale of power and ancillary services. The expectation of continued strong power prices is supported by the tight electricity reserve margin in Alberta, as transmission constraints are delaying the addition of new generation facilities. However, power prices may be impacted by slowing economic growth in Alberta. In January 2009, the AESO published a report titled "Future Demand and Energy Outlook, 2008-2028" which projected provincial demand growing at an average annual rate of 3.5 percent over the next 20 years. Average power demand in Alberta is expected to remain relatively flat in 2009, although in 2008 new summer and winter peak demand records were set despite relatively flat demand growth for that period. The current economic climate is making investment in new generation projects challenging, and AltaGas expects delays or cancellations of many of the projects that have been announced over the past few years that had not already secured financing prior to the economic downturn. Given the demand and supply forecasts, AltaGas expects reserve margins to remain around 10 percent until 2011 at which time it may increase to approximately 15 percent. As at December 31, 2008, 90 percent of AltaGas' generation capacity was low-cost base-load coal-fired generation which is expected to produce stable future earnings in this market environment.

Power generation development and ownership opportunities are likely to arise as a function of the growing North American demand for cleaner energy sources such as natural gas, hydro and wind. The planned decommissioning of thermal plants in Ontario and, beginning in 2010, in Alberta, may present additional growth opportunities through the development and ownership of new clean power generation capacity. The Trust is currently building the 102-MW Bear Mountain Wind Park near Dawson Creek, British Columbia, which is on schedule to be in service in November 2009. In addition to the Bear Mountain Wind Park, the Trust has approximately 1,900 MW of renewable power under development. The renewable power portfolio consists of 1,500 MW of wind power, 500 MW in Canada and 1,000 MW in the northern and western United States. The hydroelectric portfolio under development consists of approximately 400 MW in British Columbia, of which approximately 275 MW were bid into BC Hydro's Clean Call for Power in November 2008.

REPORTING SEGMENTS

At December 31, 2008 the Trust reported consolidated financial and operating results on the basis of five segments:

- The Extraction and Transmission segment consists of AltaGas' interests in ethane and NGL extraction plants and natural gas and NGL transmission systems:
  - Extraction plants process the natural gas to extract and recover ethane, NGLs, CO_2 and frac oil;
  - Transmission pipelines deliver natural gas and NGLs to distribution systems, end-users or other downstream pipelines;
- The Field Gathering and Processing segment includes natural gas gathering pipelines and processing facilities as well as AltaGas' investments in businesses ancillary to the field gathering and processing business:
  - Gathering systems move natural gas from producing wells to processing facilities;
  - Processing facilities remove impurities and certain hydrocarbon components from natural gas, in addition to compressing the gas to meet downstream pipelines' operating specifications for transportation;
- The Energy Services segment consists of two main businesses: energy management services and gas services:
  - The energy management business provides energy consulting and supply management services and arranges gas and power supply for non-residential end-users;
  - The gas services business buys and resells natural gas, transportation and storage;
- The Power Generation segment consists of AltaGas' interests in coal-fired base-load generation, an effective 25 percent interest in a 7-MW run-of-river hydroelectric project and gas-fired peaking capacity. The segment also includes the Bear Mountain Wind Park currently being constructed and other renewable energy projects that AltaGas is seeking to develop; and
- The Corporate segment includes the cost of providing services and general corporate overhead, investments in public and private entities and the effects of changes in the value of risk management assets and liabilities.

ALTAGAS' GEOGRAPHIC FOOTPRINT


Existing assets or services
Development opportunities
Existing assets and development opportunities


ONTARIO
BRITISH COLUMBIA
ALBERTA
SASKATCHEWAN
EDMONTON
CALGARY
GAS
Extraction Plant
Field Gathering & Processing Area
Storage Facility - Under Development
Major Transmission Pipeline
POWER
Coal-Fired Power Generation
Gas-Fired Power Generation
Wind Power Generation - Under Construction
Wind Power Generation - Under Development
Hydro Power Generation
Hydro Power Generation - Under Development

GENERAL DEVELOPMENT OF THE TRUST'S BUSINESS

HISTORICAL DEVELOPMENT

The Trust is an unincorporated open-ended investment trust governed by the laws of Alberta and created pursuant to the Declaration of Trust effected on May 1, 2004. The Trust indirectly holds all of the assets, liabilities and businesses formerly owned by AltaGas Services.

ASI commenced operations on April 1, 1994 with a founding vision to build a major Canadian natural gas midstream business combining a portfolio of natural gas-related services with long-life assets to grow net income. The concept of a distinct, full-service midstream business was unique in Canada at the time. ASI commenced operations with two major contracts to provide transportation, regulatory and gas management services. The revenue generated from these contracts during 1994 and 1995, together with private placement equity financings, provided the funds for ASI to establish its midstream asset base and make the transition from a consulting services company to a midstream operating company.

The nature of AltaGas' participation in the midstream industry evolved from holding primarily service contracts and non-operated investments to include fully-operated natural gas facilities of which AltaGas owns 100 percent or in which it has a controlling interest.

In 2001 ASI entered the power business by purchasing 353 MW of power output from two coal-fired power generation units in the province of Alberta under long-term PPAs. In 2004, 25 MW of gas-fired peaking capacity was acquired under a long-term capital lease arrangement.

In 2004 AltaGas significantly expanded its Energy Services segment into Ontario and further into British Columbia with the acquisition of substantially all of the assets and liabilities of PremStar Energy Canada Ltd. and its subsidiaries ECNG Inc. and Energistics Group Inc. by AltaGas affiliates PremStar Energy Canada Limited Partnership and ECNG Energy. The businesses of PremStar Energy Canada Ltd. and its subsidiaries were integrated with AltaGas, but the trade names PremStar Energy Limited Partnership and ECNG Energy continued to be used within the Energy Services segment. As of January 1, 2007 ECNG Limited Partnership changed its name to ECNG Energy L.P., and AltaGas began providing energy management services under the brand name ECNG Energy. In 2008 PremStar Energy Canada Limited Partnership changed its name to AltaGas Energy Limited Partnership.

In 2005 AltaGas further expanded its Energy Services segment through the acquisition of substantially all of the assets and liabilities of iQ2 Power Corp. As a result of the acquisition of this business, AltaGas purchases power and gas for resale to agricultural, industrial and commercial customers in Alberta.

In November 2005 AltaGas completed the spin-out of its natural gas distribution segment into a separate, publicly traded company, AltaGas Utility Group Inc. The Trust currently holds 1,606,594 common shares or 19.6 percent of AltaGas Utility Group Inc.'s total issued and outstanding common shares.

In 2005 AltaGas invested $50.8 million in growth capital in the Field Gathering and Processing segment to add new and expand existing infrastructure. This investment included a 14 Mmcf/d expansion at Windfall, a 31 Mmcf/d expansion at Marten Creek and the acquisition of the 24 Mmcf/d Blair Creek gas processing plant.

In 2006 AltaGas invested $53.3 million in growth capital in the Field Gathering and Processing segment. This investment included the 20 Mmcf/d Princess sour gas plant, an increased interest in the Pouce Coupe plant, the 10 Mmcf/d Clear Hills sour gas plant, the 15 Mmcf/d Clear Prairie plant and expansion of the Prairie River gas facility.

In July 2006 AltaGas announced that BMWLP's Bear Mountain Wind Park had been selected as a successful bidder in the BC Hydro Fiscal 2006 Open Call for Power.

In 2007 AltaGas invested $23.3 million in growth capital in the Field Gathering and Processing segment. The investment included the 10 Mmcf/d Acme CBM processing facility, the 5 Mmcf/d Corbett Creek processing facility and gathering lines in an area of significant CBM production and a 15 Mmcf/d natural gas gathering line to connect the Clear Prairie gas processing facility to the Square Creek area, 250 km northwest of Grande Prairie, Alberta.

In April 2007 AltaGas acquired an additional 14 MW of gas-fired power generation capacity which was installed at the Bantry and Parkland field gathering and processing sites in 2008 with access to natural gas supply and the electrical grid.

Effective June 1, 2007 AltaGas sold Cedar Energy Partnership to a private energy company for approximately $12 million plus one million warrants of the purchaser with a three-year term ending June 1, 2010. Effective July 31, 2007 AltaGas sold its one-third interest in the Ikhil Joint Venture to AltaGas Utility Group Inc. for $9 million. The sale of Cedar Energy Partnership and the Ikhil Joint Venture was part of AltaGas' plan to divest non-core oil and gas production assets.

In September 2007 AltaGas purchased a 50 percent interest in the Sarnia Airport Storage Pool Project. The Sarnia natural gas storage project represents AltaGas' first investment in natural gas infrastructure in Ontario. Once developed, the Sarnia Airport Storage Pool Project is expected to have 5.3 Bcf of working capacity and deliverability of approximately 52 Mmcf/d. The project is now under construction. Procurement of major equipment has been completed and the project is expected to be in operation in July 2009.

In 2007 BMWLP continued to make progress with the development of the Bear Mountain Wind Park. The Bear Mountain Wind Park will comprise 34 turbines with a total capacity of 102 MW of electricity. BMWLP signed an agreement with Enercon GmbH, a leading turbine manufacturer based in Germany, to provide and install the turbines for the wind park under a fixed-price engineering, procurement and construction contract and to operate and maintain the turbines under a long-term service agreement. In August 2007 AltaGas purchased Aeolis Wind Power Corporation's interest in BMWLP with the result that BMWLP is now wholly owned by AltaGas. Construction of the wind park began in December 2007, tower foundations were completed in 2008 and it is scheduled to be in service in November 2009 at a cost of approximately $200 million.

In 2008 AltaGas acquired four run-of-river hydro development projects ranging from 6.5 MW to 24 MW for $4.5 million. The total potential from these projects is approximately 50 MW.

In 2008 AltaGas invested a further $50 million in construction of the Bear Mountain Wind Park. The turbine foundations are now complete and the project remains on schedule for expected completion in November 2009.

In 2008 AltaGas invested capital in growth projects in the Extraction and Transmission segment. The majority of the $55 million capital program to increase natural gas volumes and boost the efficiency at the Harmattan Complex was completed by the end of 2008. AltaGas is investing approximately $12.5 million to upgrade the EDS pipeline, 80 percent of which was completed in 2008.

In 2008 AltaGas acquired NovaGreen, a wholly-owned subsidiary of NovaGold Resources Inc. for approximately $38.5 million. NovaGreen's name was changed to AltaGas Renewable Energy Inc. in December 2008. AltaGas Renewable Energy Inc. is developing the 195-MW Forrest Kerr run-of-river hydroelectric project located in northwest British Columbia and is also developing the 66-MW McLymont Creek run-of-river hydro project and the 16-MW Volcano Creek run-of-river hydro project in the same area of British Columbia. All three projects were submitted in November 2008 to the 2008 BC Hydro Clean Power Call.

In 2008 AltaGas acquired GreenWing Energy Management Ltd.'s 45 percent interest in GreenWing for $12.3 million with the result that GreenWing is now wholly owned by AltaGas. GreenWing changed its name to AltaGas Renewable Energy Limited Partnership in December 2008.

In January 2009 AltaGas acquired the 100-MW Glenridge wind development project located near Medicine Hat, Alberta from Shear Wind Inc. for $2.2 million. With the acquisition of GreenWing and Glenridge, AltaGas has a portfolio of 1,500 MW of mature and early development wind projects in western Canada and the northern and western United States.

In January 2009 AltaGas invested $10 million to acquire approximately a five percent equity position in Magma Energy Corp., a private company focused on the exploration, development and operation of geothermal energy projects. AltaGas also received the right to acquire a direct interest in certain future geothermal projects developed or acquired by the company. Magma Energy Corp. currently owns and operates an 8-MW geothermal energy plant in Nevada as well as a portfolio of geothermal exploration and development projects in the western United States, Argentina, Chile, Nicaragua and Peru.

SIGNIFICANT ACQUISITION

On November 29, 2007 the Trust, indirectly through AltaGas LP #1, offered to acquire all of the outstanding limited partnership units of Taylor NGL Limited Partnership. On January 10, 2008 AltaGas LP#1 completed the acquisition of Taylor for the aggregate purchase price of $593.6 million, including $256.3 million of cash and 7.7 million Trust units valued at $198.9 million for all the outstanding limited partnership units of Taylor not previously owned by AltaGas and assumed debt of $132.5 million and $5.9 million in transaction costs. The Taylor acquisition increased extraction capacity by 1,040 Mmcf/d, added 140,000 Bbls/d in transmission capacity, doubled extraction volumes produced to approximately 45,000 Bbls/d and increased the Field Gathering and Processing segment's capacity by 150 Mmcf/d. In addition, the Power Generation segment increased with an effective 25 percent ownership interest in the 7-MW Boston Bar Partnership power plant and acquisition of 20 MW of hydroelectric generation under development.

For further information in relation to the acquisition of Taylor, see the Trust's business acquisition report dated March 3, 2008 which has been filed on SEDAR at www.sedar.com.

BUSINESS OF THE TRUST

The Trust's net revenue for the 12-month period ended December 31, 2008 was $476.5 million compared to $324 million for the 12-month period ended December 31, 2007.

Net Revenue by Segment for 2007 (1)


Corporate
2%
Extraction and
Transmission
21%
Power Generation
32%
Energy Services (2)
6%
Field Gathering and
Processing (3)
39%

Net Revenue by Segment for 2008 (1)


Corporate
3%
Power Generation
27%
Extraction and
Transmission
37%
Energy Services
3%
Field Gathering and
Processing
30%

Notes:

(1) Net revenue is gross revenue less the cost of commodities purchased for resale and shrinkage.
(2) Includes oil and natural gas production until May 31, 2007. See "General Development of the Trust's Business – Historical Development".
(3) Field Gathering and Processing includes the Ikhil Joint Venture until July 31, 2007.

EXTRACTION AND TRANSMISSION

AltaGas' Extraction and Transmission segment contributed net revenue of $176.2 million for the year ended December 31, 2008, representing approximately 37 percent of the Trust's total net revenue before intersegment eliminations. At December 31, 2008 there were 141 individuals employed in the Extraction and Transmission segment.

Extraction - Business Description

AltaGas owns extraction plant processing capacity through its interest in two extraction plants at Empress, Alberta, JEEP at Joffre, Alberta and EEEP at Edmonton, Alberta. Also included in the extraction business is AltaGas' Bantry field fractionation facility. In January 2008 AltaGas added the Harmattan Complex in Alberta, ownership interest in the Younger Extraction Plant in British Columbia and increased its ownership of JEEP to 100 percent. The Harmattan Complex has natural gas licensed inlet capacity of 490 Mmcf/d, a deep cut NGL extraction unit, NGL fractionation net capacity of 25,000 Bbls/d and NGL terminal facilities. The Younger Extraction Plant, with NGL extraction ownership of 56.7 percent, has net processing capacity of 425 Mmcf/d and NGL fractionation and terminal ownership of 100 percent with net capacity of 25,000 Bbls/d. The increased ownership of JEEP added net capacity of 125 Mmcf/d and terminalling with net capacity of 5,200 Bbls/d. AltaGas operates EEEP, JEEP, the Bantry field facility, Harmattan Complex and the Younger Extraction Plant. The extraction plants provide stable fixed-fee or cost-of-service type revenues and margin-based revenues. AltaGas' net raw gas licensed inlet capacity at these plants was 1,594 Mmcf/d at December 31, 2008.

The value of ethane and NGL extraction is a function of the difference between the value of the ethane, propane, butane and condensate as separate marketable commodities and their value as constituents of the natural gas stream. If the components are not extracted, they are sold as part of natural gas and generate revenue for their heating value at the prevailing natural gas price since ethane and extracted NGL components are sold at higher prices that reflect the value for each of the individual commodities. In most cases the NGL recovered at natural gas processing and extraction plants in western Canada are delivered into a system of pipelines that collects and moves NGL to Fort Saskatchewan, Alberta or Sarnia, Ontario. NGL are used directly as an energy source and as feedstock for the petrochemical and crude oil refining industries. Ethane is the feedstock for ethylene production.

Extraction - Plant Fee Structures

Extraction facility owners have the right to extract liquids from the natural gas stream, either directly as the owner of the natural gas, or through NGL extraction agreements. The typical commercial arrangement involves the ethane and NGL extraction plant owner contracting with an export delivery transporter on a natural gas transmission system for the right to extract the ethane and NGL from the transporter's natural gas. By removing ethane and NGLs, the extraction plant is, in effect, extracting or shrinking a portion of the energy content of the shipper's natural gas. The extraction plant owner pays the transporter for the extracted energy or alternatively purchases a sufficient volume of natural gas from the market to replace the extracted energy, thereby keeping the transporter whole. This purchased gas is referred to as shrinkage or make-up gas. Extraction contract terms may be for firm or interruptible processing, and may vary from monthly to multi-year in length. Currently the majority of AltaGas' extraction agreements are multi-year term arrangements. Based on the results of the ERCB NGL Extraction Inquiry released in February 2009, the convention for obtaining extraction rights will change over the next three years, whereby the entitlement to the NGLs within the common-stream natural gas transported on Alberta-regulated gas transmission pipelines will be transferred to receipt shippers rather than the export delivery transporters. AltaGas is developing a strategy to capitalize on opportunities related to the NGL Extraction Inquiry decision.

AltaGas' share of all ethane production is sold through long-term, cost-of-service or fixed-fee arrangements that bear no commodity price risk. The sales price received under these contracts provides for a return on and of capital and the recovery of certain operating costs, including shrinkage gas attributable to that production. AltaGas' share of ethane production is sold at the outlet of the plants, with the product purchaser responsible for all downstream transportation and handling. AltaGas' ethane sales provide a stable, predictable cash flow base.

AltaGas' NGL production is sold under a variety of arrangements. At December 31, 2008, approximately 60 percent of AltaGas' NGL production was sold under long-term, fee-for-service arrangements. These volumes do not bear any commodity price risk. The revenue from this portion of NGL sales provides a stable, predictable cash flow base.

On the portion of the extraction production that is not sold under ethane cost-of-service contracts or NGL fee-for-service contracts, performance is subject to frac spread which is the price spread between NGLs extracted and the natural gas purchased to make up the heating value of the NGLs extracted.

At December 31, 2008, approximately 40 percent of AltaGas' NGL production (12 percent of total extraction production) was sold under contracts subject to frac spread. If commodity prices or operating costs make NGL extraction uneconomical, the NGLs may be reinjected or the facilities may be turned down or shut-in. If this occurs, the operational flexibility of the commercial contracts translates into a minimal effect on margins.

Extraction – Plant Production

Extraction production is a function of natural gas volume processed, natural gas composition, recovery efficiency of the extraction plant and plant on-line time. The following table represents a summary of AltaGas' capacity and the production associated with extraction and fractionation plants in which AltaGas holds an interest:

Extraction or Fractionation Plant	Interest (%)[1]	AltaGas' Inlet Processing Capacity (Mmcf/d)[1]	2008 Liquids Production (Bbls/d)[2]		2007 Liquids Production (Bbls/d)[2]		Operated or Non-Operated
EEEP	48.667	190	NGLs Ethane	1,972 6,586	NGLs Ethane	2,482 7,470	Operated
Empress ATCO	7.2	79	NGLs Ethane	671 655	NGLs Ethane	913 958	Non-Operated
Empress Provident	11.25	135	NGLs Ethane	1,119 1,361	NGLs Ethane	1,648 2,931	Non-Operated
JEEP[3]	100.0	250	NGLs Ethane	977 2,779	NGLs Ethane	958 2,900	Operated
Younger[3]	56.667	425	NGLs Ethane	5,057 7,351	NGLs Ethane	n/a n/a	Operated
Harmattan Complex[3]	100.0	490	NGLs Ethane	434 5,161	NGLs Ethane	n/a n/a	Operated
Bantry	100.0	25	NGLs	196	NGLs	214	Operated
Total[4]		1,594	**NGLs** **Ethane**	**10,426** **23,892**	**NGLs** **Ethane**	**6,215** **14,259**	

Notes:

(1) At December 31, 2008.
(2) Average volumes for the fourth quarter.
(3) AltaGas acquired the remaining 50 percent of JEEP, the interest in the Younger Extraction Plant and the Harmattan Complex in January 2008.
(4) Excludes field NGLs.

Extraction - Empress ATCO Extraction Plant

AltaGas' ownership interest in the Empress ATCO extraction plant was 7.2 percent at December 31, 2008. The remaining 92.8 percent interest in the facility is held by nine other owners with varying interests. AltaGas' ownership corresponds to a 79 Mmcf/d share of the plant's 1,100 Mmcf/d of natural gas inlet capacity.

The Empress ATCO plant, located on the Alberta-Saskatchewan border at Empress, Alberta is one of six extraction plants in the area. The Empress ATCO plant has four processing trains which provide the flexibility to easily manage production to reduce operating costs and operational risk, minimizing any downside risk associated with fluctuating production volumes.

Current firm gas supply under contract is 79 Mmcf/d, of which 24 Mmcf/d is under contract until December 2009 and the remainder is made up of yearly and monthly supply arrangements. At the Empress ATCO extraction plant, AltaGas also processes any interruptible gas volumes that are made available to the plant by the Energy Services segment and any gas volumes diverted from the shutdown of its other Empress facility. As there are five other extraction plants in the Empress area, there is considerable competition amongst the owners of the plants for producers' extraction rights.

AltaGas' ethane production is sold under a long-term, cost-plus sales arrangement. At December 31, 2008, approximately 64 percent of AltaGas' share of propane plus production at the Empress ATCO plant was sold under one-year evergreen marketing arrangements at the monthly market price. The remaining portion of propane plus production generates revenue subject to a long-term profit and loss arrangement that includes a processing fee and revenue that varies with product pricing.

Extraction - Empress Provident Extraction Plant

AltaGas acquired a 10 percent interest in the Empress Provident extraction plant in April 1998 and increased its share to 11.25 percent in December 2006. The plant, which began operations in September 1996, is located 2 km southeast of the Empress ATCO extraction plant.

The plant is licensed to process 1,200 Mmcf/d of natural gas, of which 135 Mmcf/d is AltaGas' share. AltaGas has managed its gas supply risk at this plant by securing sufficient natural gas throughput on a long-term basis to ensure that its share of 135 Mmcf/d is fully utilized at all times.

In October 2003 modifications were completed to increase the ethane recovery efficiency. AltaGas' share of the modification costs was $5.5 million and the project more than doubled its ethane production to approximately 2,400 Bbls/d. AltaGas' share of ethane production is sold under a long-term, cost-of-service type contract that provides for the recovery of certain operating costs. Approximately 74 percent of AltaGas' share of propane plus production from this plant generates fixed-fee revenue plus reimbursement of associated operating costs under a long-term processing arrangement. The remainder is sold under a one-year evergreen marketing arrangement at the monthly market price for propane plus.

Extraction - Joffre Extraction Plant

With the acquisition of Taylor in January 2008, AltaGas owns 100 percent of JEEP, which has processing capacity of 250 Mmcf/d of natural gas and is capable of producing up to 10,400 Bbls/d of ethane and NGLs. The plant, which was constructed in 2002 at a net cost to AltaGas of $24.8 million for its initial 50 percent interest, started operations in December 2002. AltaGas operates the facility which is located at Joffre, Alberta.

The plant is adjacent to NOVA Chemicals Corporation's Joffre petrochemical complex and recovers ethane and NGLs from the fuel gas used at the complex. All ethane production from JEEP is sold under a cost-of-service type contract with NOVA Chemicals Corporation that expires in 2031. Under this ethane sales agreement, a small portion of the operating cost risk is borne by AltaGas, based on the ratio of NGLs to total plant production. AltaGas sells its NGL production under a one-year evergreen marketing agreement based on the monthly average market price for NGLs.

JEEP is physically configured such that NGL production can easily be matched to market demand. This ability to step in and out of the NGL market depending on NGL pricing allows AltaGas to fully participate in the market when NGL prices are strong, while minimizing exposure during times of unfavourable pricing.

Extraction – Edmonton Ethane Extraction Plant

AltaGas acquired a 48.67 percent interest in EEEP in August 2004 for $48.2 million, including an environmental liability of $5.0 million, for a net cash outlay of $43.2 million. The remaining interest in the plant is held by ATCO Midstream Ltd. AltaGas operates the plant. EEEP is directly connected to the Alberta Ethane Gathering System, and to BP Canada Energy Resources' Co-Ed NGL pipeline, providing safe and reliable outlets for the plant products.

The plant has a licensed gross inlet capacity of 390 Mmcf/d of natural gas and gross production capacity of specification ethane of 23,000 Bbls/d and NGLs of 7,500 Bbls/d.

In January 2007 a $4.6 million project (AltaGas share $2.2 million) to increase processing capability and ethane recovery at EEEP was completed. The project increased AltaGas' processing capability by 15 Mmcf/d, with no change to licensed capacity. This project increased ethane production at the plant by almost 10 percent on an annualized basis, adding 700 Bbls/d of ethane for AltaGas.

A long-term gas supply contract provides a secure feedstock supply to EEEP. The processed gas from the facility supplies end-use markets in the city of Edmonton, Alberta. AltaGas' share of the plant products is sold under long-term contracts through cost-of-service or cost-plus sales arrangements.

Extraction – Younger Extraction Plant

AltaGas acquired a 56.7 percent interest in the Younger Extraction Plant with the acquisition of Taylor in January 2008. The remaining interest is held by Provident. The Younger Extraction Plant, located at Taylor, British Columbia, processes natural gas transported on the Spectra Energy transmission system and Canadian Natural Resources Limited's Stoddart transmission system to recover NGLs.

The Younger Extraction Plant has 750 Mmcf/d of natural gas processing capacity. AltaGas' share of the natural gas processing capacity is 425 Mmcf/d and Provident's share is 325 Mmcf/d. AltaGas owns 100 percent of the facilities related to fractionation, storage, loading, treating or terminalling of NGLs. AltaGas operates the Younger Extraction Plant.

All of AltaGas' NGL production from the Younger Extraction Plant is sold to Provident under a long-term NGL purchase agreement which consists of a return on capital, recovery of operating costs, shrinkage make-up and a profit-share component. Provident sources all gas supply to the Younger Extraction Plant as part of the NGL purchase agreement. AltaGas' ethane production is sold to Dow Chemicals under a long-term, fixed fee-for-service contract.

Extraction - Harmattan Complex

AltaGas acquired a 100 percent interest in the Harmattan Complex located 100 km north of Calgary, Alberta with the acquisition of Taylor in January 2008.

Harmattan has natural gas processing capacity of 490 Mmcf/d consisting of sour gas treating, NGL extraction and 25,000 Bbls/d of NGL fractionation and terminalling. Harmattan also has a 450 Bbls/d capacity frac oil processing facility, a 200 tonnes/d capacity industrial grade CO_2 facility and a 6,000 Bbls/d capacity NGL truck offload facility.

The Harmattan Complex extracts NGLs from the raw natural gas delivered for processing, fractionates the recovered NGLs into specification ethane, propane, butane and condensate, and provides storage and terminalling services for each product. The terminalling options for each product are:

Ethane – The Harmattan Complex is connected to the Alberta Ethane Gathering System by an interconnecting pipeline that is owned by AltaGas. All ethane produced at the Harmattan Complex is delivered to the Alberta Ethane Gathering System.

Propane and butane – Producers may have their propane and butane loaded onto either rail or truck. The rail loading facilities, which are located at Didsbury, Alberta, are connected by pipeline to the main complex. Butane may also be shipped on the Cremona pipeline.

Condensate – Producers may have their condensate delivered to either the Cremona pipeline or loaded onto trucks at the Harmattan Complex.

At the Harmattan Complex, natural gas processing services are provided to approximately 60 producers under contracts with a variety of commercial arrangements and terms.

Fee-for-service revenues are generated from the raw natural gas processing, NGL extraction, fractionation and terminalling, and custom NGL processing. Fee-for-service means that fees are charged to the customer for the service provided on a per unit volume basis.

Approximately 50 percent of the natural gas volume processed at the Harmattan Complex is done under the terms of the Rep Agreements which have life-of-reserves dedications. In addition to the natural gas processed under the Rep Agreements, a further 25 percent of the natural gas currently being processed at the Harmattan Complex is committed for over five years with annual minimum volume obligations. The balance of the raw natural gas processed at the Harmattan Complex is processed under contracts with terms varying from one month to life-of-reserves. The majority of the contracts provide for fee escalation based on the Canadian Consumer Price Index.

Under the terms of many of the raw natural gas processing agreements, a component of the compensation received by AltaGas for providing services to the producers is derived by AltaGas having the right to purchase a portion of the producers' ethane, propane, butane and condensate for a price equal to the value of the equivalent natural gas. This commercial arrangement is known as product-in-kind.

The profitability of product-in-kind arrangements is a function of the difference between the value of specification ethane, propane, butane and condensate and the value of NGLs if they remain in the natural gas. The ethane acquired by AltaGas under the product-in-kind arrangements is sold under a long-term contract for a price that includes full recovery of the cost of acquiring the ethane from the producers plus a premium. The propane, butane and condensate volumes acquired by AltaGas are sold into the Alberta market at prevailing prices.

AltaGas is investing additional capital at Harmattan. The majority of the $55 million capital program at Harmattan was completed by the end of 2008. Approximately $8 million of the $55 million is expected to be spent by the end of second quarter 2009. The projects included capturing an incremental throughput of approximately 30 to 40 Mmcf/d, thereby increasing the plant's effective throughput by 30 percent. The efficiency projects helped reduce fuel gas consumption and increased reliability. It is expected that the financial performance of Harmattan will increase by over 80 percent in 2009 with the benefit of these capital programs and no plant turnarounds. In 2009, an incremental $6.0 million will be spent to further enhance the revenue generation capability of the Complex. The additional funds will increase the fractionation capacity by 7,500 Bbl/d up to 35,000 Bbl/d. There will be no change in the raw inlet capacity of the facility, only an increase in throughput.

Extraction - Bantry Field Fractionation Facility

AltaGas purchased the Bantry natural gas processing plant in May 2000 and expanded it in 2001. The plant, operated by AltaGas, is equipped with fractionation facilities capable of producing up to 400 Bbls/d of specification propane, butane

and pentanes-plus for sale to local markets at market prices. Fractionation services at Bantry are provided at a rate per m^3 of product processed.

Extraction – Competition

AltaGas' extraction assets are well positioned to operate in a competitive environment and take advantage of their strategic locations and contract terms in order to compete in the NGL industry.

Competition exists for AltaGas' Empress ATCO and Empress Provident extraction facilities as there are six extraction plants in the Empress area, resulting in significant competition for natural gas supply. AltaGas' Empress plants mitigate this risk by utilizing long-term natural gas supply contracts and by accessing gas supply through its Energy Services segment.

AltaGas' JEEP and EEEP facilities are strategically located and take advantage of the gas consumption by the petrochemical industry and the City of Edmonton, respectively.

The Younger Extraction Plant processes natural gas produced in the Fort St. John basin located in northeast British Columbia. This facility is strategically located as the only straddle extraction plant in this area of British Columbia. While the Younger Extraction Plant is the only straddle extraction plant in the area, the Alliance pipeline competes for local natural gas supply.

The Harmattan Complex is well-positioned as the high-volume, low-cost processing facility in its service area.

Transmission – Business Description

AltaGas owns five natural gas transmission systems with transportation capacity of approximately 554 Mmcf/d and three NGL pipelines with combined capacity 151,600 Bbls/d.

The following table provides a summary of the gross capacity of AltaGas' transmission pipelines at December 31, 2008. With the exception of the Suffield revenue deferral described below, the majority of the transmission pipeline transportation contracts are fixed-fee or transport-or-pay and are generally unaffected by volumes delivered.

Transmission Pipeline	Product	Area	Ownership (percent)	Operating Capacity	Length (km)	Operated/ Non-operated(1)
Battle Lake	natural gas	Central Alberta	100.0	15 Mmcf/d	16	Operated
Cold Lake	natural gas	East central Alberta	99.2	80 Mmcf/d	253	Operated
Kahntah	natural gas	Northeast British Columbia	100.0	35 Mmcf/d	55	Operated
Suffield	natural gas	Southeast Alberta	100.0	400 Mmcf/d	243	Operated
Summerdale	natural gas	Central Alberta	100.0	24 Mmcf/d	18	Operated
Porcupine Hills	NGL	Southwest Alberta	100.0	11,600 Bbls/d	164	Operated
EDS	NGL	Central Alberta	100.0	90,000 Bbls/d	180	Operated
JFP	NGL	Central Alberta	100.0	50.000 Bbls/d	180	Operated

Note:

(1) AltaGas operates the Cold Lake pipeline and has subcontracted out the operator function at its other pipelines.

Transmission – Suffield

The Suffield natural gas transmission system located in southeastern Alberta accounted for 46 percent of transmission net revenue in 2008. The Suffield system consists of two natural gas pipelines which transport natural gas produced in and around the Suffield military block to the TransCanada Pipelines mainline at Burstall, Saskatchewan. The Suffield system is regulated by the National Energy Board and rates on the system are based on a market-based tolling methodology. The two pipelines have 400 Mmcf/d of combined transmission capacity. The south Suffield pipeline is a 147-km pipeline of six to 16-inch diameter pipe and the north Suffield pipeline is 96 km of 16-inch diameter pipe.

The majority of the Suffield system's capacity is currently contracted by EnCana Oil and Gas Partnership through transport-or-pay and volume commitments that will expire in 2022 and be renewable for one-year periods thereafter. Volume commitments are expected to increase annually from approximately 370,000 GJ/d in 2008 to approximately

406,000 GJ/d in 2010 and decline thereafter. On the Suffield system, EnCana pays AltaGas based on a daily contract quantity. To the extent that annual volumes shipped are less than the annualized daily contract quantity, AltaGas does not refund the shipper for payments made under the daily contract quantity but posts the shortfall quantity to a shortfall account as a credit until such time as the shipper reduces the shortfall by delivering excess quantities or until the shortfall amounts expire.

Transmission – EDS and JFP

AltaGas acquired the EDS and the JFP with the acquisition of Taylor in January 2008. The EDS is used to transport ethylene, the main product produced by the NOVA Chemicals Joffre petrochemical complex, to industrial customers and storage facilities in the Edmonton and Fort Saskatchewan areas of Alberta. The EDS is a 180-km, 12-inch diameter pipeline with capacity of 90,000 Bbls/d. The JFP transports NGLs from Fort Saskatchewan to the NOVA Chemicals Joffre petrochemical complex. The JFP is a 180-km, 10-inch diameter pipeline with capacity of 50,000 Bbls/d.

The EDS transportation agreement has an initial term of 12 years to 2016 with provisions for extensions thereafter. The payments made to AltaGas by NOVA Chemicals for transportation services are the sum of a fixed, transport-or-pay fee plus the full recovery of actual costs incurred in operating EDS. The fixed-fee is subject to an interest rate adjustment in 2010, and every three years thereafter, based on then-current interest rates. The EDS transportation agreement also contains provisions that define the incremental fees that will be charged to NOVA Chemicals in the event that additional capital is invested by AltaGas in the system. The termination of the EDS transportation agreement at the end of the initial 12-year term requires five years' notice by NOVA Chemicals. After the initial term, the notice period to terminate is three years. NOVA Chemicals has the option to purchase the pipeline after the initial term on three years' notice at a price based on a 30-year straight-line depreciation, subject to a floor price. NOVA Chemicals cannot selectively renew only the EDS transportation agreements; the termination of the EDS transportation agreement requires the termination of the JFP transportation agreement. The terms of the JFP transportation agreement are essentially identical to the terms in the EDS agreement. NOVA Chemicals cannot selectively renew only the JFP transportation agreement; the termination of the JFP transportation agreement requires the termination of the EDS transportation agreement.

AltaGas is investing a total of approximately $12.5 million to upgrade its EDS pipeline of which 80 percent was completed in 2008. The upgrade involves replacing approximately 12 km of 12-inch diameter pipeline with thicker-walled pipe to meet regulatory requirements associated with an increase in adjoining residential population density. AltaGas will receive a fixed, transport-or-pay fee and will have full cost recovery in operating the upgrade under cost-of-service arrangements similar to existing arrangements for the EDS pipeline. Construction began in fall 2008 and is expected to be completed by April 2009.

A six-inch diameter portion of the EDS system was segregated in 2008 and leased to Keyera Energy Partnership for butane delivery for an initial term of 24 months.

Transmission – Porcupine Hills

The Porcupine Hills pipeline in southwest Alberta is a single-shipper condensate pipeline. The Porcupine Hills condensate pipeline delivers condensate from the Shell Waterton plant to the Town of Turner Valley for Shell Canada. The Porcupine contract, which expires on June 30, 2009, is expected to be extended on similar terms.

Transmission – Cold Lake, Kahntah, Summerdale and Battle Lake

AltaGas owns and operates the majority of the Cold Lake natural gas transmission system, which consists of 39 receipt points and 36 delivery points (including four pipeline interconnects). The majority of the capacity on the Cold Lake system is contracted to AltaGas' Energy Services segment which markets or exchanges most of the gas on the Cold Lake system. The Kahntah pipeline transports natural gas from British Columbia to Alberta and is contracted on an annual basis to a single shipper. The Summerdale pipeline capacity is contracted to AltaGas' Energy Services segment to enable that segment to optimize marketing and exchange opportunities. The Battle Lake pipeline capacity is contracted to several shippers under agreements that are extended annually.

Transmission – Competition

AltaGas competes with other midstream entities operating in the WCSB. AltaGas' transmission assets are well positioned to operate in a competitive environment and take advantage of their strategic locations and contract terms in order to compete with others.

FIELD GATHERING AND PROCESSING

The Field Gathering and Processing segment contributed net revenue of $143.9 million for the year ended December 31, 2008, representing approximately 30 percent of the Trust's total net revenue before intersegment eliminations. At December 31, 2008 there were 182 individuals employed in the Field Gathering and Processing segment.

The Field Gathering and Processing segment consists of 76 gathering and processing facilities in 30 operating areas located in western Canada and approximately 6,500 km of gathering lines upstream of processing facilities that deliver natural gas into downstream pipeline systems that feed North American natural gas markets. AltaGas has a total gross licensed processing capacity of 1.2 Bcf/d, of which one-third is capable of processing sour gas capacity. AltaGas operates 73 of its 76 facilities.

The gathering systems move natural gas on behalf of producers from the wellhead to AltaGas processing facilities where impurities and certain hydrocarbon components are removed and the gas is compressed to meet the operating specifications of downstream pipeline systems that deliver gas to domestic and export energy markets. AltaGas focuses on owning and operating smaller, moveable natural gas processing facilities with processing capacity of under 50 Mmcf/d, which distinguishes it from most of its competitors in western Canada.

The Field Gathering and Processing segment's main business drivers are throughput, gathering and processing fees and operating costs. Throughput is impacted by new well tie-ins, reactivations, recompletions, well optimizations performed by producers and natural production declines in areas served by AltaGas' processing facilities.

Field Gathering and Processing – Typical Field Gas Processing Plant


Refrigeration
Processed Natural Gas (to downstream pipelines)
Sweet Gas
Compression
Dehydration
Inlet Separation
Sweet Gas
Sour Gas
Compression
Sweetening
Inlet Separation
Acid (for disposal)
NGL
(trucked to fractionators)

Raw natural gas produced at the wellhead is a mixture of methane and other hydrocarbon components and impurities, including water vapour, carbon dioxide and hydrogen sulphide. Raw gas with amounts of hydrogen sulphide in excess of downstream pipeline specifications is considered sour. All other gas is considered sweet. Sour gas goes through more extensive processing – known as sweetening – in order to remove the hydrogen sulphide and ensure that the gas meets pipeline specifications. All natural gas must be processed through a natural gas plant to remove impurities and the various hydrocarbon components before the natural gas is delivered via downstream pipelines for ultimate sale and consumption. The amount and complexity of processing required before the raw gas is of saleable quality is a function of the quantity of NGLs and impurities present in the raw gas stream.

The raw natural gas is first gathered from the wellhead through natural gas gathering systems, and then delivered to and processed through a natural gas processing plant. The design of a natural gas processing plant is determined by the composition of the raw gas that it is intended to process. Natural gas that contains minimal or no amounts of NGLs or other elements will bypass certain processes within a typical natural gas plant configuration.

Raw natural gas entering the natural gas plant is subject to inlet separation where free water and any free NGLs are separated from the natural gas stream. If the natural gas is sour, it is sweetened by the removal of hydrogen sulphide. The natural gas is then usually dehydrated to remove any remaining water. If significant NGLs are still present in the sweet gas they are removed to meet downstream pipeline specifications. NGLs generally have greater value if extracted in

liquid form and additional NGL recovery beyond downstream pipeline specifications may be carried out in order to capture the value of the NGLs. This additional recovery process can be done at field gas plants or at large-scale extraction plants. See "Extraction". AltaGas has NGL extraction capability at 31 of its natural gas field processing facilities.

The remaining processed gas exiting the natural gas plant is delivered to the downstream transportation pipeline for eventual distribution to end-use markets. NGLs must be further processed (fractionated) into their individual components: propane, butane and pentanes-plus. The NGLs may be fractionated on site or trucked or pipelined to fractionation facilities.

Field Gathering and Processing - Facilities

AltaGas' Field Gathering and Processing segment generates revenue from fees for volumes of natural gas processed at a processing facility or gathered through a gathering system.

AltaGas strives for continued improvement, operational excellence, and maximum utilization of all facilities over which it has operational control and to consistently exceed WCSB average utilization rates. Volume additions at facilities, which come from new well tie-ins and from reactivations, re-completions and well optimizations performed by producers, are offset by natural production declines. The focus on skid-mounted facilities allows AltaGas to redeploy these assets in response to producer processing requirements, thereby increasing processing volumes, profitability and utilization.

Field Gathering and Processing Facility Capacity and Throughput

	2008	2007
Capacity (gross Mmcf/d)(1)(3)	1,172	1,023
Throughput (gross Mmcf/d)(2)(3)	521	511
Throughput (gross annual Mmcf/d)(3)	541	527
Capacity utilization (%)	46	52

Notes:

(1) As at December 31
(2) Fourth quarter average.
(3) Gross numbers are before and are not adjusted to reflect AltaGas' working interest.

Natural gas demand resulted in an estimated 12,340 gas well completions and approximately 15.4 Bcf/d of marketable production in the WCSB during 2008, according to Ziff Energy Group. The Field Gathering and Processing segment connected 320 wells in 2008, compared to 304 wells tied-in during 2007. The current economic situation is expected to reduce producer activity in most AltaGas operating areas. Average facility utilization declined to 46 percent in 2008 from 52 percent in 2007. AltaGas experienced declining throughput primarily due to lower drilling activity and natural declines. Producer activity was impacted by lower profitability and uncertainty regarding the implications of the new Alberta royalty regime. AltaGas expects demand for gathering and processing facilities will not grow in 2009, but that the strategy of increasing the percentage of operating costs flowed through to producers will mitigate the impact of lower activity and natural declines.

Field Gathering and Processing - Significant Operating Areas

AltaGas has historically focused on owning and operating smaller, moveable natural gas processing facilities in western Canada with processing capacity of under 50 Mmcf/d, which it believes has distinguished it from most of its competitors. AltaGas' facilities are often physically linked, creating facility complexes that offer delivery options and revenue continuity in the event that one of the plants in a complex shuts down.

With 76 processing plants in 30 operating areas, AltaGas' Field Gathering and Processing segment is not dependent on any one facility or operating area.

Field Gathering and Processing - Customers

In 2008 AltaGas conducted business with more than 250 customers in its operating areas, with no customer representing more than 8 percent of Field Gathering and Processing net revenue during 2008. The Field Gathering and Processing segment's top 10 customers represented approximately 9 percent of consolidated net revenue for the segment for 2008.

Field Gathering and Processing - Contracts

AltaGas gathers and processes natural gas under contracts with natural gas producers. There are approximately 1,200 active gathering and processing contracts. These contracts, in general:

- Establish fees for the gathering and processing services offered by AltaGas;
- Define the producers' access rights to gathering and processing services;
- Establish minimum throughput commitments with producers and use appropriate fee structures to recover invested capital early in the life of the contract where capital investment is required by AltaGas;
- Define the terms and conditions under which future production is processed at an AltaGas facility; and
- Assist in mitigating volume risk.

The amount of capital that AltaGas commits to acquiring or developing gathering and processing facilities is linked to AltaGas' assessment of the production available to be processed at the facility, reserves in the area, the extent of the reserve dedication and the processing fees to be paid by producers for its services. When a facility is acquired, AltaGas conducts an independent review of the natural gas reserves and production in the area surrounding each facility using, among other sources, ERCB production data and reserve estimates and producers' reserve reports for the area. AltaGas also conducts a review of the physical plant and equipment and the operating and maintenance costs for each facility.

Fee Structure

In determining appropriate contractual provisions, including a reasonable payback period on its invested capital, AltaGas seeks to align its interests with the financial and business objectives of its producer customers. The vast majority of AltaGas' gathering and processing contracts are volumetric service fee structures, based on a rate per Mcf of throughput. Volumetric fee structures may include a provision for recovery of actual operating costs, which further mitigates the financial risk related to volume variability. Operating costs recovery in 2008 was approximately 53 percent compared with 39 percent in 2007. In addition, approximately 60 percent of contracts in place at December 31, 2008 were subject to annual price escalation related to changes in the Alberta Consumer Price Index. This toll-for-service structure (as opposed to the commodity spread-based price structures predominantly used by midstream companies in the U.S.) avoids exposure to commodity price risk as revenue is a function of volumes processed. AltaGas' investment is generally protected by the life of reserves behind the facility, since producing wells typically remain connected to a gathering and processing system for their entire productive lives.

AltaGas may underpin capital commitments through the use of one or more of the following contractual provisions:

Take-or-Pay: Take-or-pay arrangements are designed to ensure AltaGas recovers its invested capital in a relatively short period of time. This is achieved by producers providing minimum volume or capital recovery commitments to AltaGas. With minimum volume commitments the producer must process a specified volume at a rate per Mcf over a specified period of time or pay any revenue shortfall. The sum of the processing revenue provides AltaGas with a return on and of capital within a specified period. Risk is limited to counterparty creditworthiness. In recent years, AltaGas' strategy has shifted to minimum monthly volume commitments to decrease credit risk and lead to predictable cash flow.

Capital and Operating Cost Recovery: The producer pays two distinct fees to AltaGas, one to provide a return of and on capital and the other to cover AltaGas' operating costs. Return of and on capital is made more certain by reducing the risk of unexpected operating costs. Risk is largely limited to the timing of production.

Area of Mutual Interest: When AltaGas acquires a facility the vendor is typically the largest producer using that facility. As a result, AltaGas is usually entitled to gather and process the majority of the natural gas production associated with the facilities it acquires due to its reserve dedication contracts, thus reducing the possibility of competitive plants being built in the same area. Risk is largely limited to the timing of production. The contract terms also ensure any future production brought on stream in a specified area must flow to an AltaGas facility. Future natural gas throughput is generally secured by contractually committing the vendor of the facility to dedicate any future production from specified reserves or future areas of development surrounding the facility.

Geographic Franchise with Economic Out: Contractual provisions allow AltaGas to terminate or renegotiate a contract if it is not economical to continue processing. Risk is largely limited to the timing of production and operating cost efficiencies.

Length of Term

Where natural gas reserves have been dedicated under contract, the contract normally extends beyond one year and up to the life of the reserves, depending on the amount of capital AltaGas has invested in the facility. Where reserves have not been dedicated under contract or AltaGas has not made a significant capital investment, the contracts are normally

subject to termination by either party upon one to three months notice. As mentioned previously, producing wells typically remain connected to a gathering and processing system for their entire productive lives.

Type of Service

In general, producers have access to either firm service or interruptible service. Firm service offers producers priority to have their natural gas processed at the applicable AltaGas facility subject to industry standard maintenance and force majeure. Interruptible service is available only if the applicable AltaGas facility has capacity available after all firm service commitments with respect to such facility have been satisfied. Firm service is normally provided to a producer when the producer's natural gas reserves have been dedicated to an AltaGas facility.

Field Gathering and Processing - Operating and Maintenance Expenses

Operating and maintenance expenses for gathering and processing facilities generally include: (i) labour costs for operators; (ii) materials consumed in processing or maintenance, including chemicals and lubricants; (iii) land lease costs; (iv) property taxes; (v) fuel and power costs; and (vi) other overhead costs. For the plants operated by AltaGas, the most significant expenses are labour, utilities, property taxes and repairs and maintenance. Repairs and maintenance are scheduled, where possible, to minimize down time and coordinate with producers' well maintenance activities. One of AltaGas' strategies is to increase the number of contracts with flow-through operating costs provisions.

Field Gathering and Processing - Competition

AltaGas competes with other midstream entities operating in the WCSB. In 2008 AltaGas processed an average of 541 Mmcf/d, which was approximately 4 percent of volumes produced in the WCSB. The majority of processing capacity generally continues to be provided by the upstream natural gas exploration and production companies.

The field gathering and processing marketplace continues to evolve and the competitive environment also continues to change. AltaGas believes that its field gathering and processing strategies and competitive advantages will continue to allow it to effectively compete in the midstream marketplace. AltaGas also believes that its operational skills and market penetration make it a preferred business partner for many exploration and production companies.

ENERGY SERVICES

AltaGas' Energy Services segment contributed net revenue of $14.1 million for the year ended December 31, 2008, representing approximately three percent of the Trust's total net revenue before intersegment eliminations. At December 31, 2008 there were 186 individuals employed in the Energy Services segment.

Business Description

The Energy Services segment consists of two main components: an energy management business and a gas services business.

Energy Management

The energy management business consists of providing energy consulting and supply management services and arranging natural gas and power supply for non-residential end-users. AltaGas' energy management services are provided under the brand name ECNG Energy and are supported by employees in: Burlington and Chatham, Ontario; Calgary, Alberta; and Vancouver, British Columbia.

The majority of the energy management fee-for-service revenue is based on one-to-three-year evergreen contracts. Fees are earned by providing advisory services, and arranging and managing supply on behalf of customers. These services allow customers to reduce exposure to gas and power price volatility and to match their energy supply arrangements with their risk and budget objectives.

In the energy management business, AltaGas primarily enters into agency retainer agreements with clients under which it provides natural gas and electricity supply and price management advice to its customers. Under these agency agreements AltaGas, on behalf of its end-use customers, also purchases, manages and fixes the price of the client's natural gas and electricity purchases. AltaGas acts as agent on behalf of its customers and is generally not exposed to changes in the commodity prices.

Gas Services

One of the key functions of the Energy Services segment is to support AltaGas' infrastructure businesses. The gas services group contracts supply and shrinkage gas for AltaGas' extraction facilities. It also contracts and resells capacity on AltaGas' transmission pipelines and provides natural gas control services to balance natural gas flows. Gas services markets natural gas for Field Gathering and Processing customers and in the process earns margins, manages credit exposure, and provides additional value-added services to AltaGas' producer customers. In addition, it contracts and manages natural gas for AltaGas' gas-fired peaking plants.

In addition to supporting the other operating segments within AltaGas, the gas services business identifies opportunities to buy and resell natural gas, market natural gas for producers and exchange, reallocate or resell pipeline capacity and storage to earn a profit. Net revenues from these activities are derived from low-risk opportunities based on transportation cost differentials between pipeline systems and differences in natural gas prices from one period to another. Fixed margins are earned by simultaneously locking in buy and sell transactions in compliance with AltaGas' credit and commodity risk policies. AltaGas also provides energy procurement services for large industrial and utility gas users, and manages the third-party pipeline transportation requirements for many of its gas marketing customers.

AltaGas' gas services business also includes transportation arrangements into eastern Canadian markets and within Alberta in the form of gas exchange arrangements. AltaGas markets or exchanges all of the volumes that flow through its Cold Lake and Summerdale pipeline systems. In a gas exchange transaction AltaGas receives natural gas from customers on an AltaGas system and delivers the gas to its customers on the TransCanada, ATCO or TransGas systems. By purchasing or exchanging gas on these pipeline systems and at other facilities, AltaGas has achieved positive margins while providing improved netbacks for producers.

The gas services business will manage AltaGas' 50 percent share of Sarnia Airport Storage Pool Limited Partnership, which owns 5.3 Bcf of gas storage capacity, currently anticipated to be in commercial operation by July 2009. Storage in the pool will be marketed on a fee-for-service basis to credit-worthy third parties. Market Hub Partners Management Inc., an affiliate of Spectra Energy Corp., has been contracted to manage the general partner of the limited partnership and operate the facility.

Energy Services - Customers

AltaGas has more than 1,400 energy management and gas service contracts. Customer retention rates are over 92 percent. These customers are commercial, industrial, agricultural and institutional end-users in Ontario, Alberta, British Columbia, Quebec, New Brunswick, Nova Scotia and Manitoba. The AltaGas energy management business arranges natural gas and electricity supply on behalf of its customers through an array of qualified suppliers, including AltaGas.

In its gas services business, AltaGas buys natural gas from a wide array of suppliers including wholesale marketing companies and producers and sells natural gas to other wholesale marketing companies and commercial and industrial end-users.

No Energy Services customer represented more than 8 percent of consolidated revenue during 2008.

Energy Services - Competition

In the energy management business, AltaGas competes with other marketing and consulting firms. In the gas services business, AltaGas' competitors range from single person operations to large marketing and aggregation companies. The primary source of competition is the marketing arms of large oil and gas producers.

POWER GENERATION

AltaGas' Power Generation segment contributed net revenue of $129.0 million for the year ended December 31, 2008, representing approximately 27 percent of the Trust's total net revenue before intersegment eliminations. At December 31, 2008 there were 21 individuals employed in the Power Generation segment.

At December 31, 2008, AltaGas had 392 MW of installed power capacity, comprised of 353 MW of power generation capacity through a 50 percent ownership interest in the Sundance B PPAs, a capital lease for 25 MW of gas-fired peaking capacity and another 14 MW of gas-fired peaking capacity. At December 31, 2008, AltaGas' 392 MW of installed power capacity served approximately 5 percent of Alberta's power demand. AltaGas also has an effective 25 percent interest in a 7-MW run-of-river hydroelectric generation facility in British Columbia. The Power Generation segment is at the present time primarily engaged in the sale of electricity and ancillary services in the Alberta wholesale

market. AltaGas is constructing the 102-MW Bear Mountain Wind Park near Dawson Creek, British Columbia. The Bear Mountain Wind Park is scheduled to be completed in November 2009.

In addition to the Bear Mountain Wind Park, additional growth in the Power Generation segment is expected to occur by advancing AltaGas' significant and growing portfolio of renewable energy projects. AltaGas has approximately 1,900 MW of wind and run-of-river hydroelectric projects under development. The renewable power portfolio consists of 1,500 MW of wind projects, 500 MW in Canada and 1,000 MW in the northern and western United States. The hydroelectric portfolio under development consists of approximately 400 MW in British Columbia, of which approximately 275 MW were bid into BC Hydro's Clean Call for Power in November 2008.

Power Purchase Arrangements - Alberta

PPAs were established in 1999 under Alberta's program of power industry deregulation. PPAs were created to separate ownership of the physical power generation assets from control of output.

ASTC Power Partnership

AltaGas and TransCanada are partners in the ASTC Partnership. Each partner owns a 50 percent share of ASTC Partnership and contributed 50 percent of the $223.1 million required for the ASTC Partnership to purchase the two Sundance B PPAs from Enron Canada Power Corporation on December 28, 2001. There are two Sundance B PPAs, one for each of Units 3 and 4 at the Sundance Plant. The ASTC Partnership holds the Sundance B PPAs as partnership property, with both partners having an equal interest in each PPA.

The indirect 50 percent interest in the Sundance B PPAs provides AltaGas with the rights to 353 MW of coal-fired generation capacity, as well as to ancillary services from Sundance Units 3 and 4, until December 31, 2020.

The ASTC Partnership started dispatching power effective December 29, 2001. AltaGas maintains the books and records of the ASTC Partnership, including providing accounting services. TransCanada manages daily operations, including the dispatch of power into the Pool. AltaGas and TransCanada are each responsible for managing the market risk associated with their individual shares of the power generation capacity.

The Sundance B Plant

TransAlta owns the coal-fired Sundance Plant, which is located approximately 70 km west of Edmonton, Alberta. The Sundance Plant consists of Units 1 through 6. An auction conducted on August 24, 2000 grouped the units into three plants: Sundance A Plant - Units 1 and 2, Sundance B Plant - Units 3 and 4, and Sundance C Plant - Units 5 and 6. Sundance B Plant has been operating since 1976 (Unit 3) and 1977 (Unit 4).

The Sundance Plant is connected to the Alberta Interconnected Electric System, which allows access to markets in Alberta, British Columbia, Saskatchewan and the United States.

The Sundance B Plant - Power Sales

Revenue from the sale of power is largely driven by target availability, hedge prices (for the portion of capacity that is hedged) and Pool prices (for the portion of capacity that is not hedged). The inter-relationship of production, Pool prices and cost of sales is specified in the PPAs. Generally, the ASTC Partnership will be compensated when power production is less than target levels, at a rate based on the previous 30-day average Pool price, as described in more detail later in this section. AltaGas recognizes its share of revenue based on target production levels, with any increase or decrease relative to target credited or charged to operating expenses.

Under the Sundance B PPAs, the ASTC Partnership holds the rights to the power capacity and ancillary services from Units 3 and 4 of the Sundance Plant. Day-to-day operation requires the ASTC Partnership to communicate the volume of power available and the price of the power to the AESO. The ASTC Partnership is obligated to pay TransAlta a price which is intended to cover TransAlta's capital and operating costs as determined by formulas in the Sundance B PPAs. The majority of the ASTC Partnership's cost of sales is the fixed costs and variable operating costs paid to TransAlta and the variable costs of transmission and Pool trading charges.

Each of Units 3 and 4 has a contracted capacity of 353 MW. In September 2007, TransAlta increased the capacity of unit 4 by 53 MW pursuant to their rights under the PPA. TransAlta provided all of the capital, is responsible for all operating costs and is entitled to all benefits associated with this increased capacity, although ASTC earns a fee associated with the administration of the agreement. The Sundance B PPAs recognize that the plants will not produce at 100 percent capacity all of the time. TransAlta is obligated to provide AltaGas financial compensation if actual generation of electricity from Units 3 and 4 falls below a specified target level, which was 86 percent of contracted capacity in 2008.

This is accomplished by a monthly payment based on the difference between actual availability and target availability, multiplied by RAPP. Similarly, if Units 3 and 4 produce above target, then ASTC is obligated to pay TransAlta based on the difference between actual availability and target availability, multiplied by RAPP. ASTC pays transmission charges based on actual power delivered. During these under or over-generation periods AltaGas has financial exposure to the difference between the Alberta spot price and RAPP on the difference between volumes generated and target availability. The financial exposure may be positive or negative depending on the difference between the current Pool price and RAPP.

TransAlta is an experienced operator of coal-fired electrical generation facilities and has financial incentives to operate the Sundance B plant efficiently and at high levels of electricity generation. The plant uses coal from the adjacent Highvale Mine, which is anticipated to have sufficient reserves for the expected fuel requirements of the Sundance B Plant beyond the life of the Sundance B PPAs. The coal price formula, which is pre-defined in the PPAs, is subject to inflationary indices and is not linked to current market prices for coal.

Gas-Fired Peaking Capacity

On September 1, 2004 AltaGas entered into a long-term capital lease with Maxim Power Corp. for 25 MW of gas-fired peaking capacity on four sites in southern Alberta. The capital lease has a 10-year term that commenced September 1, 2004 and includes an option at the end of the initial term to extend the term for 15 years or to purchase the assets. The capital lease requires AltaGas to pay a monthly capacity fee. The operations and maintenance services contract that previously dealt with the peaking facilities expired March 15, 2007 and AltaGas assumed responsibility for operation of the facilities. AltaGas retains 100 percent of the ancillary services and merchant peaking sales revenue.

In 2007, AltaGas purchased an additional 14 MW of gas fired peaking generation which was installed in 2008 at the Bantry and Parkland field gathering and processing facilities and is now operational.

In Alberta, gas-fired peaking capacity generally provides energy during times of high prices. AltaGas manages the gas requirement and dispatches the units. This 39 MW of gas-fired power capacity provides fuel diversity to AltaGas' power business, provides increased operational flexibility and partial backstopping to outages at Sundance.

Wind Power Generation

AltaGas is on schedule to complete the construction of the 102-MW Bear Mountain Wind Park near Dawson Creek in British Columbia. The project is expected to be in service in November 2009. The project consists of 34 turbines, a substation and transmission and collector lines. It will be connected to the British Columbia Transmission Corporation's transmission grid. The turbine manufacturer, Enercon GmbH of Germany, will provide operating and maintenance services to BMWLP under a long term service agreement.

All of the power from the project will be sold to BC Hydro under a 25-year Electricity Purchase Agreement at a set price which increases annually by 50 percent of Canadian Consumer Price Index. BMWLP has retained the green attributes and renewable energy credits from the project and intends to sell them to provide an additional revenue stream to the project.

The project is owned 100 percent by AltaGas. There are royalty agreements in place with Peace Energy Cooperative (a community-based group) and Aeolis Wind Power Corporation for a total of 0.912 percent of the project revenues and for 28.5 percent of any revenues from the sale of greenhouse gas credits above a cumulative threshold amount.

In August 2008 AltaGas acquired the remaining 45 percent interest in GreenWing with its portfolio of mature and early development wind projects. In December 2008 GreenWing changed its name to AltaGas Renewable Energy Limited Partnership. In December 2008 AltaGas acquired the 100-MW Glenridge wind development project near Medicine Hat, Alberta. This is a strategic asset that, once operational, will add fuel diversity to AltaGas' power generation portfolio. With these acquisitions, AltaGas now has a portfolio of 1,500 MW of wind power, 500 MW in Canada and 1,000 MW in the northern and western United States. The AltaGas wind portfolio is diverse geographically and its assets are located in regions that have strong support for renewable energy mandated through renewable portfolio standards and utility-sponsored PPA auctions. AltaGas believes these assets will generate further growth for the power infrastructure business.

AltaGas has two projects, Reston and Yellowhead, located in Manitoba totalling 400 MW. These projects are mature projects that are eligible for future calls for power with Manitoba Hydro. The Glenridge project has completed most of the Environmental Assessment and has received an Interconnection Approval with the AESO. AltaGas intends to start construction on the Glenridge project by 2010. Power from the project will be sold into the Alberta merchant market and is expected to be integrated into the existing AltaGas Alberta power portfolio to optimize sales. The 1,000 MW of wind development projects in the United States is comprised of properties at Walker Ridge and Soledad in California, Chateau Hills in New Mexico, Roughrider in North Dakota, Vinegar Peak, Rhyolite and Spanish Flats in Nevada and Burlington

in Colorado. AltaGas intends to continue development of these projects by erecting meteorological towers and conducting transmission, wind and environmental studies at these sites.

Hydroelectric Generation

In January 2008 AltaGas acquired an effective 25 percent interest in Boston Bar Partnership which owns a 7-MW run-of-river hydroelectric facility on Scuzzy Creek, near Boston Bar, British Columbia and which is under a 20-year electricity purchase agreement with B.C. Hydro until 2015. At the same time, AltaGas acquired two 10-MW run-of-river plants in development near Boston Bar, British Columbia: Log Creek and Kookipi Creek. Both the Log Creek and Kookipi Creek projects are supported by 40-year electricity purchase agreements with B.C. Hydro. Development efforts at Log Creek and Kookipi Creek are now focused on the acquisition of the required regulatory permits as well as the completion of detailed engineering.

In February 2008 AltaGas announced the acquisition of four potential run-of-river hydro projects in British Columbia ranging from 6.5 MW to 24 MW for $4.5 million. The projects provide AltaGas with the potential to develop approximately 50 MW of hydroelectric generation in British Columbia.

In July 2008 AltaGas acquired NovaGreen with its portfolio of four run-of-river hydroelectric development projects along the Iskut River in northwest British Columbia: Forrest Kerr, McClymont Creek, Volcano Creek and More Creek. NovaGreen's name was changed to AltaGas Renewable Energy Inc. in December 2008. The NovaGreen development team responsible for the assets joined AltaGas and this team is responsible for leading all of AltaGas' hydroelectric initiatives. AltaGas Renewable Energy Inc. is developing the 195-MW Forrest Kerr run-of-river hydroelectric project, the 66-MW McLymont Creek run-of-river hydroelectric project and the 16-MW Volcano Creek run-of-river hydroelectric project, all in the same area of British Columbia. All three projects were submitted November 2008 to the 2008 BC Hydro Clean Power Call. If these projects are selected by BC Hydro, long-term electricity purchase contracts are expected to be awarded in mid 2009. Regulatory, permitting, First Nation consultation and engineering work for these projects is ongoing.

Power Generation - Risk Mitigation

The main risk faced in the power business is the fluctuation in the margin between power revenue and the cost for power. This is generally created through changes in power prices, increases in operating costs, changes in transmission rates and reductions in power available for sale mainly due to outage and force majeure events. AltaGas mitigates this risk through disciplined power hedging strategies and portfolio diversity. AltaGas uses hedges to fix the selling prices on a significant portion of its available capacity prior to the beginning of any calendar year. Hedge contracts tend to have terms ranging from one to 36 months. AltaGas also satisfies its own electrical demand requirements of approximately 11 MW and supplies approximately 40 MW to the Energy Services segment, which sells to Alberta power retail customers, for terms of up to 8 years.

During 2008 the average monthly Pool price ranged from a low of $64.50/MWh in July to a high of $135.95/MWh in April. The average all-hours Pool price for 2008 was $89.94/MWh, compared to $66.84/MWh for 2007. The average sales price received by AltaGas for 2008 was $84.51/MWh, compared to $68.59/MWh during 2007. AltaGas has sold approximately two-thirds of its power forward for 2009, half of its power forward for 2010 and a small portion for 2011 through 2014.

The following chart provides a summary of power prices and volumes for the last two years.

Power Prices and Volumes	2008	2007
Volume of power sold (GWh)	2,623	2,661
Average price received on the sale of power ($/MWh)[(1)]	84.51	68.59
Alberta Power Pool average spot price ($/MWh)[(1)]	89.95	66.84

Note:

(1) Annual average.

In the event of any force majeure related to the Sundance B PPAs that results in permanent destruction of the units, ASTC is entitled to a termination payment from the Balancing Pool equal to its portion of the net present value of the amortized Sundance B PPAs' purchase price to that date. AltaGas has further minimized the risk of a force majeure event by diversifying its supply over two independent baseload Sundance B units, acquiring 39 MW of gas-fired peaking capacity and executing independent backstopping arrangements with external counterparties to supply electricity in the event of a force majeure. In addition, delivery obligations for certain hedges are suspended during outages.

A part of AltaGas' business portfolio risk mitigation strategy is geographic and fuel type diversification. AltaGas, through its interest in BMWLP, is constructing the Bear Mountain Wind Park in British Columbia with capacity of 102 MW. In addition, it is also pursuing development of wind power and run-of-river hydroelectric projects in western Canada and the United States through AltaGas Renewable Energy.

Power Generation - Competition

All of the power produced in Alberta is currently sold into the Pool, which operates an open market for the exchange of electricity and is run by the AESO. The AESO establishes the power price based on offers from Pool participants using a uniform pricing model whereby the marginal unit establishes the price for all generators. AESO system controllers sort the offers by price into a merit order beginning with the lowest priced offer, thereby defining a supply curve for each hour. By matching energy supply with demand, the Pool establishes a uniform hourly market price, which is published on the AESO's website.

In Alberta, coal-fired electrical generation, which is generally produced at a lower cost than gas-fired electrical generation, is a baseload source of supply, while gas-fired units tend to set the marginal price. Management is not aware of any significant increases in power generation capacity in Alberta in the next several years and therefore expects natural gas-fired electricity to continue to influence the marginal price in Alberta.

The Sundance plant is one of the lowest-cost power producers in Alberta and therefore among the lowest in the dispatch merit order. AltaGas does not expect this situation to change with the addition of new capacity on the grid. In the near-term, the tightening reserve margin should lead to higher power prices, which will be advantageous for AltaGas' existing coal and gas peaking facilities.

CORPORATE INVESTMENTS

AltaGas makes investments where it considers it to be prudent to do so and where it sees an opportunity to create value. The resulting investments and related revenues and expenses not directly identifiable with the operating segments are reported in the Corporate segment. The Corporate segment contributed net revenue of $12.9 million for the year ended December 31, 2008, representing approximately 3.0 percent of the Trust's total net revenue before intersegment eliminations. At December 31, 2008 there were 119 individuals employed in the Corporate segment.

AltaGas holds shares of AltaGas Utility Group Inc., which is the result of the spin-out of AltaGas' natural gas distribution business in November 2005. AltaGas held 1,606,594 common shares, or 19.6 percent, of Utility Group on December 31, 2008. Utility Group is accounted for on an equity basis.

DESCRIPTION OF THE TRUST

The Trust is an unincorporated open-ended investment trust governed by the laws of Alberta and created pursuant to the Declaration of Trust. See "AltaGas Income Trust" and "Declaration of Trust and Description of Units". The Trust's operations and activities are restricted but include among other things: acquiring, investing in, holding, transferring, disposing of and otherwise dealing with securities of whatever nature or kind of, or issued by, Holding Trust, the General Partner, AltaGas Ltd. or any associate or affiliate of any thereof, or of, or issued by, any other corporation, partnership, trust or other person involved, directly or indirectly, in the business of, or the ownership, lease or operation of assets or property in connection with, gathering, processing, transporting, extracting, buying, storing or selling petroleum, natural gas, NGLs or other related products, power or other forms of energy and related businesses and such other investments as the Trustee may determine, and to borrow funds and issue debt securities, directly or indirectly, for that purpose and enter into hedging arrangements in relation thereto; engaging in all activities ancillary or incidental to any of these activities; and undertaking such other activities or taking such actions including investing in securities as shall be approved by the Trustee from time to time, provided that the Trust shall not, in any event, undertake any activity, take any action, or make any investment which would result in the Trust not being considered a "unit trust" or a "mutual fund trust" for purposes of the Tax Act or the Trust units being considered "foreign property" for the purposes of the Tax Act or the Trust itself being liable for any tax under Part XI of the Tax Act.

MANAGEMENT OF THE TRUST

THE TRUSTEE

The following is a summary which does not purport to be complete of the material provisions of the Declaration of Trust as they relate to the Trustee. Reference is made to the Declaration of Trust for the full text of its provisions and a complete description, a copy of which has been filed on SEDAR at www.sedar.com.

The Declaration of Trust provides that the assets and affairs of the Trust are subject to the power, control and authority of the Trustee. Computershare Trust Company of Canada is the Trust's Trustee and also acts as transfer agent and registrar for the Trust units. The Trustee's initial appointment was until the third annual meeting of unitholders following the effective date of the Arrangement. The Trustee was reappointed at such meeting by the unitholders for a further three-year term expiring in 2010. Thereafter, the unitholders shall reappoint or appoint a successor to the Trustee every three years following the reappointment or appointment of the successor to the Trustee.

The Trustee may be removed by notice in writing delivered by AltaGas Ltd. or the General Partner to the Trustee in certain circumstances. The Trustee may also be removed by ordinary resolution of the unitholders with or without cause.

Powers of the Trustee

Without in any way limiting the general power and authority over the assets and affairs of the Trust granted to the Trustee, the Trustee has the following specific powers and authorities to do the following or to cause the same to be done, among other things: (a) supervise the activities and manage the investments and conduct the affairs of the Trust; (b) maintain records and provide reports to Trust unitholders; (c) effect payment of distributions to Trust unitholders; (d) invest funds of the Trust; (e) where reasonably required, engage or employ on behalf of the Trust any persons as agents, representatives, administrators, employees or independent contractors in one or more capacities; (f) arrange for the procedures regarding the limitations on non-resident ownership as described under the heading "Declaration of Trust and Description of Units – Limitation on Non-Resident Ownership", (g) except as prohibited by applicable law, delegate any of the powers and duties of the Trustee in relation to the Trust as provided in the Declaration of Trust or otherwise to any one or more agents, representatives, administrators, officers, employees, independent contractors or other persons (including but not limited to the General Partner or AltaGas Ltd.) without liability to the Trustee, except as provided in the Declaration of Trust, and may, from time to time, with the consent of the General Partner, change the administrator of the Trust; (h) enter into or perform the obligations of the Trust under and in respect of any and all agreements to which the Trust becomes a party; and (i) without limit as to amount, issue any type of debt securities or convertible debt securities and borrow money or incur any other form of indebtedness for the purpose of carrying out the purposes of the Trust or for other expenses incurred in connection with the Trust; and exercise all powers which are necessary or useful to carry on the purpose and activities of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of the Declaration of Trust.

The Trustee is required to act honestly and in good faith with a view to the best interests of the Trust and in connection therewith to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Trustee has delegated to the General Partner, pursuant to the Delegation Agreement, the power, authority and responsibility of the Trustee in respect of those matters referred to in the Delegation Agreement. See "Management of the Trust - Delegation Agreement". In addition, the Trustee has contracted to AltaGas Ltd. to provide management, administrative and operating support pursuant to the Administration Agreement. See "Management of the Trust - Administration Agreement".

Restrictions on Trustee's Powers

Notwithstanding any of the Trustee's power and authority, the Trustee may not under any circumstances: vote the Holding Trust units, the Trust's securities of the General Partner or, where applicable, the Holding Trust Notes; or vote the Trust's securities of, or permit Holding Trust or the General Partner to vote their interests in, AltaGas LP #1 or AltaGas LP #2; or AltaGas LP #1 to vote its interests in AltaGas LP #2; or AltaGas LP #2 to vote its securities of AltaGas Ltd., to authorize:

(a) any sale, lease or other disposition of all or substantially all of the assets of the General Partner, Holding Trust, AltaGas LP #1, AltaGas LP #2 or AltaGas Ltd., except in conjunction with an internal reorganization or a pledge to secure indebtedness incurred in carrying out the purposes of the Trust;

(b) any merger, amalgamation, arrangement, reorganization, recapitalization, business combination or similar transaction involving Holding Trust, AltaGas LP #1, AltaGas LP #2 or AltaGas Ltd., except in conjunction with an internal reorganization;

(c) any material amendment to the Holding Trust Note Indenture, other than an amendment which is not prejudicial to the Trust;

(d) the winding-up, liquidation or dissolution of the General Partner, Holding Trust, AltaGas Ltd. or (unless all of such limited partnership interests therein are owned directly or indirectly by the Trust) AltaGas LP #1 or AltaGas LP #2 prior to the end of the term of the Trust; or

(e) any material amendment to the Holding Declaration of Trust, the AltaGas LP #1 limited partnership agreement, the AltaGas LP #2 limited partnership agreement, or the articles of the Holding Trust Trustee, the General Partner or AltaGas Ltd., in a manner prejudicial to the Trust,

without the approval of the unitholders by special resolution at a meeting of unitholders called for that purpose. In addition, except as part of an internal reorganization of the direct or indirect assets of the Trust as a result of which the Trust has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization, the Trustee has no power to:

(a) sell or otherwise dispose of any securities of the General Partner, Holding Trust units or Holding Trust Notes, except pursuant to a pledge pursuant to the Declaration of Trust or an in specie redemption; or

(b) sell all or substantially all of the Trust's assets or cause Holding Trust to sell all or substantially all of its assets, or cause Holding Trust to cause any subsidiary thereof to sell all or substantially all of the direct or indirect assets of the Trust, in each case in a single transaction or a series of related transactions, without the approval of the unitholders by special resolution.

Compensation of the Trustee

The Trustee shall be paid by the Trust such fees as may be agreed upon in writing from time to time by the General Partner and the Trustee. As part of the expenses of the Trust, the Trustee may pay or cause to be paid all reasonable fees, costs and expenses incurred in connection with the discharge of any of the duties in the Declaration of Trust, including, without limitation, fees, costs and expenses of AltaGas Ltd. pursuant to the Administration Agreement, auditors, accountants, lawyers, appraisers and other agents, consultants, professional advisors employed by or on behalf of the Trust and the cost of reporting or giving notices to unitholders, including remuneration of the Trustee for services rendered to the Trust in any other capacity (including as transfer agent or Depository).

Liability of Trustee

Except in the event of a breach of the standard of care, diligence and skill required of the Trustee, the Trustee shall not be liable to any unitholder for any action taken in good faith in reliance on any documents that are, prima facie, properly executed; for any depreciation of, or loss to, the Trust incurred by reason of the sale of any security; for the loss or disposition of monies or securities; or for any other action or failure to act including, without limitation, the failure to compel in any way any former trustee to redress any breach of trust or any failure by Holding Trust to perform obligations or pay monies owed to the Trust. If the Trustee has retained an appropriate expert or advisor with respect to any matter connected with its duties under the Declaration of Trust, the Trustee may act or refuse to act based on the advice of such expert or advisor and, notwithstanding any provision of the Declaration of Trust, including, without limitation, the standard of care, diligence and skill required of the Trust, the Trustee shall not be liable for any action or refusal to act based on the advice of any such expert or advisor which it is reasonable to conclude is within the expertise of such expert or advisor to give.

Subject to the standard of care required of the Trustee, neither the Trustee nor any officer, director, employee or agent thereof shall be subject to any liability whatsoever in tort, contract or otherwise, in connection with the Trust assets or the affairs of the Trust, including, without limitation, in respect of any loss or diminution in value of any Trust assets to the Trust or to the unitholders or to any other person for anything done or permitted to be done by the Trustee. The Trustee shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust arising out of anything done or permitted or omitted to be done in respect of the execution of the duties of the office of Trustee for or in respect of the affairs of the Trust. No property or assets of the Trustee, owned in its personal capacity or otherwise, will be subject to any levy, execution or other enforcement procedure with regard to any obligations under the Declaration of Trust or under any other related agreements. No recourse may be had or taken, directly or indirectly, against the Trustee in its personal capacity. The Trust shall be solely liable therefore and resort shall be had solely to the Trust assets for payment or performance thereof.

DELEGATION AGREEMENT

The following is a summary which does not purport to be complete of the material provisions of the Delegation Agreement and the Declaration of Trust. Reference is made to the Delegation Agreement and Declaration of Trust for the full text of its provisions and a complete description, a copy of which has been filed on SEDAR at www.sedar.com.

Pursuant to the Declaration of Trust and the Delegation Agreement the Trustee is authorized to, and may, delegate to the General Partner the power, authority and responsibility to make all decisions required to be made by the Trustee from

time to time in relation to the Trust including, without limitation the power, authority and responsibility for any and all matters referred to in the Delegation Agreement.

Pursuant to the terms of the Delegation Agreement, the Trustee has delegated to the General Partner the responsibility for, among other things: (a) undertaking responsibility to make all determinations, and take, or cause to be taken, all such actions as relate to (i) the determination of distributions, (ii) redemption of Trust units, (iii) compliance with the Declaration of Trust with respect to non-resident ownership of Trust units, (iv) the acquisition of Trust assets by the Trust; (v) any offering of Trust units or other securities; (b) securing bank financing or refinancing; (c) approving the financial statements of the Trust; (d) approving all information to which unitholders are entitled; (e) undertaking and performing all acts and making all decisions as would be required by applicable law or desirable of an audit committee or other applicable committee of the Trust; (f) undertaking all matters in connection with any take-over bid, merger, amalgamation, arrangement, reorganization, recapitalization, purchase or repurchase of any securities or assets of any person, any business combination, or any other similar transaction involving the Trust; and (g) doing all such other acts and things as may be incidental to or required in connection with the foregoing.

The Delegation Agreement continues in full force and effect until such time as the first of the following occurs: (a) the Trust or the General Partner terminates the Delegation Agreement by notice to the other parties to the Delegation Agreement, with termination to become effective 30 days after the receipt of such notice by the last of the parties; (b) the parties mutually agree in writing to terminate the Delegation Agreement; or (c) the Trust is terminated pursuant to the Declaration of Trust.

Expenses

Pursuant to the Delegation Agreement, generally, all costs, charges and expenses reasonably incurred by the General Partner and the Board of Directors in carrying out the General Partner's obligations and duties under the Delegation Agreement in connection with the provision and performance of the services delegated thereunder (including, without limitation, salary, wages, and other forms of compensation paid to employees engaged in rendering the services to be provided thereunder and/or management fees paid to management entities which might be engaged to provide such services) shall be payable by the Trust out of the Trust's assets.

ADMINISTRATION AGREEMENT

The following is a summary which does not purport to be complete of the material provisions of the Administration Agreement and the Declaration of Trust. Reference is made to the Administration Agreement and Declaration of Trust for the full text of their provisions and a complete description, a copy of which has been filed on SEDAR at www.sedar.com.

The Trustee has delegated to AltaGas Ltd. certain powers and duties expressly provided for in the Declaration of Trust and in the Administration Agreement, including the power to further delegate administration of the Trust. Generally, AltaGas Ltd. provides administrative and support services to, and is responsible for the management and general administration of, the affairs of the Trust, and pursuant to the Administration Agreement, among other things: (a) undertakes any matters required to be performed by the Trustee not otherwise delegated and provides all services as may be necessary or as requested by the Trustee for the administration of the Trust; (b) prepares all documents and makes all necessary determinations necessary for the discharge of the Trustee's obligation; (c) retains and monitors organizations serving the Trust; (d) authorizes and pays operation expenses and negotiates contracts with service providers; (e) provides office space and related equipment and services; (f) subject to the direction and approval of the General Partner, (i) deals with banks and other lenders, (ii) prepares and provides financials statements and tax information to unitholders, (iii) computes, determines and makes distributions to unitholders and administers reinvestment and similar plans, (iv) prepares such disclosure documents as are required under applicable securities legislation in respect of offers to acquire or responses thereto and (v) provides all information to which unitholders are entitled; (g) ensures compliance by the Trust with all agreements and applicable securities legislation; (h) submits all tax returns and filings; (i) provides investor relations services to the Trust; (j) ensures the Trust takes appropriate steps to remain a "mutual fund trust"; (k) calling and holding meetings of unitholders; (l) takes all steps necessary to issue securities of the Trust, as directed by the General Partner; (m) attends to all administrative and other matters in connection with redemptions of Trust units; (n) obtaining and maintaining liability insurance for certain directors and officers; (o) undertakes, manages and prosecutes all proceedings in respect of governmental authorities under the direction of the General Partner; (p) prepares any documents to qualify the sale of securities of the Trust, subject to the approval of the General Partner; and (q) promptly notifies the Trust of any event that might have a material adverse effect on the affairs of the Trust.

AltaGas Ltd. provides similar administrative services to the foregoing to each of Holding Trust, the General Partner, AltaGas LP #1 and AltaGas LP #2 pursuant to the Administration Agreement, modified as necessary to take into account

the nature of the entity and the terms, conditions and limitations of the Holding Declaration of Trust, the constating documents of the General Partner, AltaGas LP #1 Limited Partnership Agreement and AltaGas LP #2 Limited Partnership Agreement, respectively.

In the conduct of its duties pursuant to the Administration Agreement, AltaGas Ltd. has full right, power and authority to execute and deliver all contracts, leases, licenses and other documents and agreements, to make applications and filings with governmental authorities and take such other actions as it considers appropriate in connection with the business of the Trust, Holding Trust, the General Partner, AltaGas LP #1 and AltaGas LP #2, respectively.

AltaGas Ltd. must exercise the powers and discharge the duties conferred under the Administration Agreement honestly, in good faith and in the best interests of the Trust, Holding Trust, the General Partner, AltaGas LP #1 and AltaGas LP #2 and exercise the degree of care, diligence and skill that a reasonably prudent administrator in Canada having responsibilities of a similar nature would exercise in comparable circumstances.

Expenses

Pursuant to the Administration Agreement, AltaGas Ltd. is reimbursed by each of the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 and the General Partner, without duplication, for such of the expenses (including, without limitation, salary, wages and other forms of compensation paid to employees engaged in rendering services under the Administration Agreement, and out-of-pocket expenses) incurred by AltaGas Ltd. as are, in the opinion of AltaGas Ltd., acting reasonably, reasonably allocable respectively thereto.

DECLARATION OF TRUST AND DESCRIPTION OF UNITS

The following is a summary which does not purport to be complete of the material attributes and characteristics of the Trust units and special voting units and certain provisions of the Declaration of Trust. Reference is made to the Declaration of Trust for the full text of its provisions and a complete description of the Trust units and special voting units, a copy of which has been filed on SEDAR at www.sedar.com.

TRUST UNITS

An unlimited number of Trust units may be created and issued pursuant to the Declaration of Trust. Each Trust unit entitles the holder thereof to one vote at any meeting of the unitholders or in respect of any written resolution of unitholders and represents an equal undivided beneficial interest in any distribution from the Trust (whether of income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding up of the Trust. All Trust units shall rank among themselves equally and rateably without discrimination, preference or priority, whatever may be the actual date or terms of issue thereof. Each Trust unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust units held by such holder. See "Declaration of Trust and Description of Units – Trust Unit Redemption Right".

SPECIAL VOTING UNITS

The Declaration of Trust allows for the creation of special voting units which enables the Trust to provide voting rights to holders of exchangeable securities. A Special Voting Unit was issued pursuant to the Arrangement to enable the holders of Exchangeable units issued by AltaGas LP #1 and AltaGas LP #2 to vote at meetings of unitholders. The Special Voting Unit created and issued pursuant to the Arrangement was issued to the Voting and Exchange Trustee. The holder of a special voting unit, including in respect of the Special Voting Unit, the Voting and Exchange Trustee, is not entitled to any interest or share in the distributions or net assets of the Trust and is only entitled to such number of votes at meetings of unitholders as is equal to the number of Trust units into which the exchangeable securities to which such special voting unit relates are exchangeable or convertible.

Under the terms of the Voting and Exchange Trust Agreement, the Trust has issued the Special Voting Unit to the Voting and Exchange Trustee for the benefit of every person who received Exchangeable units pursuant to the Arrangement. The Voting and Exchange Trustee is obligated to vote the Special Voting Unit at meetings of unitholders pursuant to the instructions of the holders of Exchangeable units. However, if no instructions are provided by the holders of Exchangeable units, the votes associated therewith in the Special Voting Unit will be withheld from voting.

The special voting units will be subject to such other rights and limitations as may be determined by the Trustee at the time of issuance of the special voting unit. The Declaration of Trust provides that upon the exchange of Exchangeable units for Trust units, the entitlement to vote pursuant to the Special Voting Unit will be eliminated in respect of those Exchangeable units.

EXCHANGEABLE UNITS

AltaGas LP #1 is authorized to issue an unlimited number of AltaGas LP #1 B units. Similarly, AltaGas LP #2 is authorized to issue an unlimited number of AltaGas LP #2 B units. AltaGas LP #1 and AltaGas LP #2 issued AltaGas LP #1 B units and AltaGas LP #2 B units, respectively, to eligible AltaGas Services' securityholders in consideration for their common shares in the capital of AltaGas Services pursuant to the Arrangement.

Each Exchangeable unit is exchangeable for a Trust unit on a one-for-one basis at any time at the option of the holder, entitles the holder thereof to receive non-interest bearing loans from AltaGas LP #1 or AltaGas LP 2, as the case may be, in an amount in cash equal to the cash distributions made by the Trust on a Trust unit, entitles the holder thereof to direct the Voting and Exchange Trustee to vote the Special Voting Unit at all meetings of unitholders, entitles the holder thereof to vote separately as a class in respect of proposals to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable units or in respect of any other amendment to the applicable limited partnership agreement which will have an adverse impact on the holders of such Exchangeable units, will not be transferable except to eligible transferees, and AltaGas LP #1 or AltaGas LP #2, as the case may be, will be entitled to acquire all of the Exchangeable units in exchange for Trust units in certain specified circumstances, including there being outstanding fewer than 750,000 AltaGas LP #1 B units or 1,000,000 AltaGas LP #2 B units or in the event of certain transactions which may involve a change of control of the Trust.

ISSUANCE OF UNITS

The Declaration of Trust provides that Trust units, including exchangeable securities, rights, warrants, options or other securities convertible into or exchangeable for Trust units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Trustee may determine. The Declaration of Trust also provides that the Trustee may authorize the creation and issuance of any type of debt securities or convertible debt securities of the Trust from time to time on such terms and conditions to such persons and for such consideration as the Trustee may determine.

DISTRIBUTIONS

Pursuant to the Declaration of Trust, the Trust is required to make cash distributions to unitholders each calendar month (or such other periods as may be determined by the Trustee) of all or any part of the Cash Flow of the Trust. Cash received by the Trust from its subsidiaries will be managed by the General Partner, giving consideration to the consolidated net income of the Trust, the consolidated growth and maintenance capital requirements of the Trust, the consolidated debt repayment requirements of the Trust and other factors. The intent of the General Partner is to maximize the cash received by the Trust from its subsidiaries giving consideration to these various factors.

Distributions in respect of a month will be paid to unitholders of record as at the close of business on each determined distribution record date. The distribution for any month will be paid on the determined distribution payment date. In addition, the Declaration of Trust provides that, if necessary, on December 31st of each year, the Trust will distribute an additional amount such that the Trust will not be liable for ordinary income taxes for such year.

PURCHASE OF UNITS

The Trust may from time to time purchase for cancellation some or all of the Trust units (or other securities of the Trust which may be issued and outstanding from time to time) in the market, by private agreement or upon any recognized stock exchange on which such Trust units are traded or pursuant to tenders received by the Trust upon request for tenders addressed to all holders of record of Trust units, provided in each case that the Trustee has determined that such purchases are in the best interests of the Trust. Any such purchases may constitute an "issuer bid" under Canadian provincial securities legislation and must be conducted in accordance with the applicable requirements thereof. A unitholder will not have the right at any time to require the Trust to purchase such unitholder's Trust units.

TRUST UNIT REDEMPTION RIGHT

Trust units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of a duly completed and properly executed notice requesting the Trust to redeem Trust units. Upon receipt of the notice to redeem Trust units by the Trust, the holder thereof shall thereafter cease to have any rights with respect to the Trust units tendered for redemption (other than to receive the redemption payment therefor unless the redemption payment is not made as required) including the right to receive any distributions thereon which are declared payable on a date subsequent to the day of receipt by the Trust of the notice requesting redemption.

Cash Redemption

Upon receipt by the Trust of the notice to redeem Trust units, the tendering unitholder will thereafter be entitled to receive the Market Redemption Price, which is equal to the lesser of: (a) 90 percent of the Market Price per Trust unit on

EXCHANGEABLE UNITS

AltaGas LP #1 is authorized to issue an unlimited number of AltaGas LP #1 B units. Similarly, AltaGas LP #2 is authorized to issue an unlimited number of AltaGas LP #2 B units. AltaGas LP #1 and AltaGas LP #2 issued AltaGas LP #1 B units and AltaGas LP #2 B units, respectively, to eligible AltaGas Services' securityholders in consideration for their common shares in the capital of AltaGas Services pursuant to the Arrangement.

Each Exchangeable unit is exchangeable for a Trust unit on a one-for-one basis at any time at the option of the holder, entitles the holder thereof to receive non-interest bearing loans from AltaGas LP #1 or AltaGas LP 2, as the case may be, in an amount in cash equal to the cash distributions made by the Trust on a Trust unit, entitles the holder thereof to direct the Voting and Exchange Trustee to vote the Special Voting Unit at all meetings of unitholders, entitles the holder thereof to vote separately as a class in respect of proposals to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable units or in respect of any other amendment to the applicable limited partnership agreement which will have an adverse impact on the holders of such Exchangeable units, will not be transferable except to eligible transferees, and AltaGas LP #1 or AltaGas LP #2, as the case may be, will be entitled to acquire all of the Exchangeable units in exchange for Trust units in certain specified circumstances, including there being outstanding fewer than 750,000 AltaGas LP #1 B units or 1,000,000 AltaGas LP #2 B units or in the event of certain transactions which may involve a change of control of the Trust.

ISSUANCE OF UNITS

The Declaration of Trust provides that Trust units, including exchangeable securities, rights, warrants, options or other securities convertible into or exchangeable for Trust units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Trustee may determine. The Declaration of Trust also provides that the Trustee may authorize the creation and issuance of any type of debt securities or convertible debt securities of the Trust from time to time on such terms and conditions to such persons and for such consideration as the Trustee may determine.

DISTRIBUTIONS

Pursuant to the Declaration of Trust, the Trust is required to make cash distributions to unitholders each calendar month (or such other periods as may be determined by the Trustee) of all or any part of the Cash Flow of the Trust. Cash received by the Trust from its subsidiaries will be managed by the General Partner, giving consideration to the consolidated net income of the Trust, the consolidated growth and maintenance capital requirements of the Trust, the consolidated debt repayment requirements of the Trust and other factors. The intent of the General Partner is to maximize the cash received by the Trust from its subsidiaries giving consideration to these various factors.

Distributions in respect of a month will be paid to unitholders of record as at the close of business on each determined distribution record date. The distribution for any month will be paid on the determined distribution payment date. In addition, the Declaration of Trust provides that, if necessary, on December 31st of each year, the Trust will distribute an additional amount such that the Trust will not be liable for ordinary income taxes for such year.

PURCHASE OF UNITS

The Trust may from time to time purchase for cancellation some or all of the Trust units (or other securities of the Trust which may be issued and outstanding from time to time) in the market, by private agreement or upon any recognized stock exchange on which such Trust units are traded or pursuant to tenders received by the Trust upon request for tenders addressed to all holders of record of Trust units, provided in each case that the Trustee has determined that such purchases are in the best interests of the Trust. Any such purchases may constitute an "issuer bid" under Canadian provincial securities legislation and must be conducted in accordance with the applicable requirements thereof. A unitholder will not have the right at any time to require the Trust to purchase such unitholder's Trust units.

TRUST UNIT REDEMPTION RIGHT

Trust units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of a duly completed and properly executed notice requesting the Trust to redeem Trust units. Upon receipt of the notice to redeem Trust units by the Trust, the holder thereof shall thereafter cease to have any rights with respect to the Trust units tendered for redemption (other than to receive the redemption payment therefor unless the redemption payment is not made as required) including the right to receive any distributions thereon which are declared payable on a date subsequent to the day of receipt by the Trust of the notice requesting redemption.

Cash Redemption

Upon receipt by the Trust of the notice to redeem Trust units, the tendering unitholder will thereafter be entitled to receive the Market Redemption Price, which is equal to the lesser of: (a) 90 percent of the Market Price per Trust unit on

the principal stock exchange on which the Trust units are listed (or, if the Trust units are not listed on any such exchange, on the principal market on which the Trust units are quoted for trading) during the period of the last 10 trading days immediately prior to the date on which the Trust units were tendered for redemption; and (b) 100 percent of the Closing Market Price on the principal stock exchange on which the Trust units are listed (or, if the Trust units are not listed on any such exchange, on the principal market on which the Trust units are quoted for trading) on the date that the Trust units were tendered for redemption.

The aggregate Market Redemption Price payable by the Trust in respect of the Trust units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment within five business days after the end of the calendar month in which the Trust units were tendered for redemption.

Trust unitholders will not receive cash upon the redemption of their Trust units if:

(a) The total amount payable by the Trust in respect of such Trust units and all other Trust units tendered for redemption in the same calendar month exceeds $50,000; provided that the Trustee may, in its sole discretion, waive such limitation in respect of all Trust units tendered for redemption in any calendar month. If this limitation is not so waived, the Trust units tendered for redemption in such calendar month shall be redeemed for cash based on the Market Redemption Price and, unless any applicable regulatory approvals are required, by a distribution in specie of the Trust's assets, based on the in specie Redemption Price (as defined below), which may include Series 3 Notes issued by Holding Trust (Series 3 Notes) or other assets held by the Trust, on a pro rata basis. See "Holding Trust – Holding Trust Notes";

(b) At the time such Trust units are tendered for redemption, the outstanding Trust units are not listed for trading on the TSX or traded or quoted on any stock exchange or market which the Trustee considers, in its sole opinion, provides representative fair market value prices for the Trust units;

(c) The normal trading of the Trust units is suspended or halted on any stock exchange on which the Trust units are listed for trading or, if not so listed, on any market on which the Trust units are quoted for trading, on the date that such Trust units tendered for redemption were tendered to the Trust for redemption or for more than five trading days during the 10-day trading period prior to the date on which such Trust units were tendered for redemption; or

(d) The redemption of Trust units will result in the delisting of the Trust units on the principal stock exchange on which the Trust units are listed.

In Specie Redemption

If a cash redemption is not available for Trust units tendered for redemption by a unitholder, then such unitholder will, instead of the Market Redemption Price per Trust unit, be entitled to receive a price per Trust unit (the in specie Redemption Price) equal to the fair market value of a Trust unit as determined by the Trustee in its sole discretion. The in specie Redemption Price will, subject to all necessary regulatory approvals, be paid and satisfied by way of a distribution in specie of Trust assets, which may include Series 3 Notes or other assets held by the Trust (other than Holding Trust units), as determined in the sole discretion of the Trustee.

The aggregate in specie Market Redemption Price payable by the Trust in respect of the Trust units surrendered for redemption during any calendar month shall be paid by the transfer, to or to the order of the Trust unitholder who exercised the right of redemption within five business days after the end of the calendar month in which the Trust units were tendered for redemption, of Trust assets.

It is anticipated that this redemption right will not be the primary mechanism for holders of Trust units to dispose of their Trust units. Series 3 Notes which may be distributed in specie to Trust unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Series 3 Notes. Series 3 Notes will not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

MEETINGS OF UNITHOLDERS

The Declaration of Trust provides that meetings of unitholders must be called and held for, among other matters, the election of the Board of Directors, the appointment or removal of the auditors of the Trust, the approval of amendments to the Declaration of Trust (except as described under "Declaration of Trust and Description of Units - Amendments to the Declaration of Trust"), the sale of all or substantially all of the Trust's assets, the dissolution or termination of the

Trust and the appointment or removal of the Holding Trust Trustee. Meetings of unitholders will be called and held annually for, among other things, the election of the Board of Directors and the appointment of the auditors of the Trust.

A meeting of unitholders may be convened at any time and for any purpose by the Trustee and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 5 percent of all votes entitled to be voted at a meeting of unitholders (including the votes attached to Exchangeable units by virtue of the Special Voting Unit) by a written requisition. A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.

Subject to the Voting and Exchange Trust Agreement, only unitholders of record may attend and vote at all meetings of unitholders either in person or by proxy and a proxyholder need not be a unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 5 percent of the votes attaching to all outstanding Trust units and the Special Voting Unit shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the Special Voting Unit shall be regarded as representing outstanding Trust units equivalent in number to the number of Exchangeable units represented by proxy by the Voting and Exchange Trustee at such meeting.

The Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of unitholders in accordance with the requirements of applicable laws.

LIMITATION ON NON-RESIDENT OWNERSHIP

In order to ensure that the Trust qualifies as a "mutual fund trust" under the Tax Act, the Declaration of Trust provides, in part, that:

(a) The General Partner shall: (i) prior to the consummation of any transaction involving the acquisition by the Trust of any properties or assets other than securities of the General Partner or Holding Trust; (ii) prior to any material modification to the Trust other than as contemplated by (i); (iii) promptly following any proposed amendment to paragraph 132(7)(a) of the Tax Act or the publication of any administrative bulletin or other notice of interpretation relating to the interpretation or application of such section; or (iv) otherwise at any time when requested by the Trustee, obtain an opinion of counsel confirming whether the Trust is, at the date thereof and following such transaction or event (which in the case of (iii) shall mean the coming into effect of the amendment or change of interpretation), entitled to rely on paragraph 132(7)(a) of the Tax Act (or any successor provision thereto) for purposes of qualifying as a "mutual fund trust" under the Tax Act;

(b) If at any time the Board of Directors determines, in its sole discretion, or becomes aware, pursuant to (a) above or otherwise, that the Trust's ability to continue to rely on paragraph 132(7)(a) of the Tax Act (or any successor provision thereto) for purposes of qualifying as a "mutual fund trust" thereunder is in jeopardy, then forthwith after such determination:

    (i) The Trust shall not be maintained primarily for the benefit of non-residents and it shall be the sole responsibility of the General Partner to monitor the holdings by non-residents; and

    (ii) The General Partner shall take such steps as are necessary or desirable to ensure that the Trust is not maintained primarily for the benefit of non-residents;

(c) The General Partner may, at any time and from time to time, in its sole discretion, request that the Trustee make reasonable efforts, as practicable in the circumstances, to obtain declarations as to beneficial ownership of Trust units, perform residency searches of Trust unitholders and holders of Exchangeable units and beneficial Trust unitholders and holders of Exchangeable units mailing address lists and take such other steps specified by the General Partner, at the cost of the Trust, to determine or estimate as best possible the residence of the beneficial owners of Trust units; and

(d) If at any time the Board of Directors, in its sole discretion, determines that it is in the best interest of the Trust, the General Partner, notwithstanding the ability of the Trust to continue to rely on subsection 132(7)(a) of the Tax Act for the purpose of qualifying as a "mutual fund trust" under the Tax Act or otherwise, may:

    (i) Require the Trustee to refuse to accept a subscription for Trust units from, or issue or register a transfer of Trust units to, a person unless the person provides a declaration to the Trust that the Trust units to be issued or transferred to such person will not when issued or transferred be beneficially owned by a non-resident;

(ii) To the extent practicable in the circumstances, send a notice to registered holders of Trust units which are beneficially owned by non-residents, chosen in inverse order to the order of acquisition or registration of such Trust units beneficially owned by non-residents or in such other manner as the General Partner may consider equitable and practicable, requiring them to sell their Trust units which are beneficially owned by non-residents or a specified portion thereof within a specified period of not less than 60 days. If the Trust unitholders receiving such notice have not sold the specified number of such Trust units or provided the General Partner with satisfactory evidence that such Trust units are not beneficially owned by non-residents within such period, the General Partner may, on behalf of such registered Trust unitholders, sell such Trust units and, in the interim, suspend the voting and distribution rights attached to such Trust units and make any distribution in respect of such Trust units by depositing such amount in a separate bank account in a Canadian chartered bank (net of any applicable taxes). Any sale shall be made on any stock exchange on which the Trust units are then listed and, upon such sale, the affected holders shall cease to be holders of Trust units so deposited of and their rights shall be limited to receiving the net proceeds of sale, and any distribution in respect thereof deposited as aforesaid, net of applicable taxes and costs of sale, upon surrender of the Trust Certificates representing such Trust units;

(iii) Delist the Trust units from non-Canadian stock exchanges; and/or

(iv) Take such other actions as the Board of Directors determines, in its sole discretion, are appropriate in the circumstances that will reduce or limit the number of Trust units held by non-resident Trust unitholders to ensure that the Trust is not maintained primarily for the benefit of non-residents.

AMENDMENTS TO THE DECLARATION OF TRUST

The Trustee may, without the consent, approval or ratification of any of the unitholders, amend the Declaration of Trust at any time:

(a) For the purpose of ensuring the Trust's continuing compliance with applicable laws, regulations or policies of any governmental authority having jurisdiction over the Trustee or the Trust;

(b) In a manner which, in the opinion of the Trustee, provide additional protection for the unitholders;

(c) In a manner which, in the opinion of the Trustee, is necessary or desirable as a result of changes in Canadian tax laws;

(d) To remove any conflicts or inconsistencies in the Declaration of Trust or to make minor corrections which are, in the opinion of the Trustee, necessary or desirable and not prejudicial to the unitholders; or

(e) To change the situs of, or the laws governing, the Trust which, in the opinion of the Trustee is desirable in order to provide unitholders with the benefit of any legislation limiting their liability.

TERM OF THE TRUST

The unitholders may vote by special resolution to terminate the Trust at any meeting of the unitholders duly called for that purpose, following which the Trustee shall commence to wind-up the affairs of the Trust (and shall thereafter be restricted to only such activities).

Unless the Trust is earlier terminated or extended by vote of the unitholders, the Trustee shall commence to wind up the affairs of the Trust on such date as may be determined by the Trustee, being not more than two years prior to the earlier of March 24, 2104 and the date which is one day prior to the date, if any, the Trust would otherwise be void by virtue of any applicable rule against perpetuities then in force in Alberta. In the event that the Trust is wound up, the Trustee will sell and convert into money the assets of the Trust in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the property of the Trust, and shall in all respects act in accordance with the directions, if any, of the unitholders (in respect of termination authorized pursuant to a special resolution). After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall, subject to obtaining all necessary regulatory approvals, distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of Trust's assets pro rata among the unitholders.

TAKE-OVER BIDS

The Declaration of Trust contains provisions to the effect that if a take-over bid, as defined under the *Securities Act* (Alberta), is made for the Trust units and not less than 90 percent of the Trust units (including Trust units issuable upon the conversion, exercise or exchange of any securities exchangeable into Trust units but not including any Trust units held at the date of the take-over bid by or on behalf of, or issuable to, the offeror or an affiliate or associate of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust units and exchangeable securities held by unitholders who did not accept the take-over bid on the terms offered by the offeror.

HOLDING TRUST

The Holding Declaration of Trust contains provisions substantially similar to those of the Declaration of Trust relating to the Trust, however reference is made to the Holding Declaration of Trust and the Declaration of Trust for the full text of their respective provisions copies of which have been filed on SEDAR at www.sedar.com.

GENERAL

Holding Trust is an unincorporated investment trust established under the laws of Alberta pursuant to the Holding Declaration of Trust. Its activities are restricted but include specifically, among other things: acquiring, investing in, holding, transferring, disposing of and otherwise dealing with securities of whatever nature or kind of, or issued by, AltaGas LP #1, AltaGas LP #2, AltaGas Ltd. or any associate or affiliate of any thereof, or of, or issued by, any other corporation, partnership, trust or other person involved, directly or indirectly, in the business of, or the ownership, lease or operation of assets or property in connection with, gathering, processing, extracting, transporting, buying, storing or selling of petroleum, natural gas, natural gas liquids, and other related products, power or other forms of energy, and related businesses, and such other investments as the Holding Trust Trustee may determine, and borrowing funds and issuing debt securities for such purposes and entering into hedging arrangements in relation thereto; and engaging in all activities ancillary or incidental to any of the foregoing activities and undertaking such other activities or taking such actions including investing in securities as shall be approved by the Holding Trust Trustee from time to time.

As at the date of this Annual Information Form, Holding Trust does not intend to hold securities of any entities other than AltaGas LP #1.

REDEMPTION RIGHT

The right of redemption conferred upon a holder of trust units of Holding Trust by the Holding Declaration of Trust may only be exercised after the holder of trust units of Holding Trust has received written notice from the Holding Trust Trustee that it may exercise that right, such that holders of Holding Trust trust units will not be entitled to redeem their Holding Trust trust units on demand.

CASH DISTRIBUTIONS

Holding Trust makes monthly cash distributions to the Trust of its net monthly cash flow, after satisfaction of its interest obligations on the Holding Trust Notes, if any, and less any estimated cash amounts required for expenses, costs and other obligations of Holding Trust. Such distributions are paid on the day which is the same as the Trust's distribution payment date to enable the Trust to pay its distributions.

If the Holding Trust Trustee determines that Holding Trust does not have cash in an amount sufficient to make payment of the full amount of any distribution, the payment may include the issuance of additional Holding Trust trust units or Holding Trust Notes having a value equal to the difference between the amount of such distribution and the amount of cash which has been determined by the Holding Trust Trustee to be available for the payment of such distribution. The value of each Holding Trust trust unit so issued will be the redemption price thereof and the value of each Holding Trust Note so issued will be the redemption amount thereof as determined pursuant to the Holding Trust Note Indenture.

Any Holding Trust trust units transferred to unitholders pursuant to a distribution in specie may be subject to resale and transfer restrictions and cannot be resold or transferred except as permitted by applicable securities law.

LIMITATION ON NON-RESIDENT OWNERSHIP

Notwithstanding any other provision of the Holding Declaration of Trust, no Holding Trust trust unit may be issued to, held by or transferred to a non-resident.

RESTRICTIONS ON TRANSFER OF HOLDING TRUST UNITS

Notwithstanding any other provision of the Holding Declaration of Trust, no transfer of any Holding Trust trust unit will be made without the consent of the Holding Trust Trustee, which consent may be withheld by the Holding Trust Trustee for any reason.

HOLDING TRUST NOTES

The following is a summary which does not purport to be complete of the material attributes and characteristics of the Holding Trust Notes and certain provisions of the Holding Trust Note Indenture. Reference is made to the Holding Trust Note Indenture for the full text of its provisions and a complete description of the Holding Trust Notes, a copy of which has been filed on SEDAR at www.sedar.com.

The Holding Trust Note Indenture authorizes the creation and issuance of three series of Holding Trust Notes in Canadian Currency: Series 1 Notes; Series 2 Notes; and Series 3 Notes. Each series of Holding Trust Notes consists of an unlimited aggregate principal amount, is issuable in denominations of $10 and integral multiples of $10, represents an unsecured debt obligation of Holding Trust and is redeemable pursuant to the provisions of the Holding Trust Note Indenture. The specific characteristics unique to each series of Holding Trust Note are as set forth in the Holding Trust Note Indenture.

Payment Upon Maturity

On maturity, Holding Trust will repay the Holding Trust Notes by paying to the Note Trustee under the Holding Trust Note Indenture in cash an amount equal to the principal amount of the outstanding Holding Trust Notes which have then matured, together with accrued and unpaid interest thereon.

Redemption

The Holding Trust Notes are redeemable at the option of Holding Trust prior to maturity.

Subordination/Security

The Holding Trust Notes rank *pari passu* with one another. However the payment of the principal amount and interest on any of the Holding Trust Notes is expressly subordinated in right of payment to the prior payment in full of all senior indebtedness, being all indebtedness, liabilities and obligations of Holding Trust which, by the terms of the instrument creating or evidencing the same, is not expressed to rank in right of payment in subordination to or *pari passu* with the indebtedness evidenced by the Holding Trust Note Indenture. In addition, any liens held by the Note Trustee or holders of Holding Trust Notes, as well as the rights, remedies and recourses granted to the Note Trustee or holders of Holding Trust Notes, are completely subordinated to any and all liens held at present or in the future by the holders of senior indebtedness notwithstanding any ranking that might otherwise be established by law.

The Holding Trust Note Indenture provides that upon any distribution of the assets of Holding Trust in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to Holding Trust, or in the event of any proceedings for voluntary liquidation or termination or other winding-up of Holding Trust, the holders of all such senior indebtedness will be entitled to receive payment in full (of principal, premium or penalty, if any, and interest) before the holders of the Holding Trust Notes are entitled to receive any payment.

Default

The Holding Trust Note Indenture provides that any of the following shall constitute an event of default:

(a) If default is made in the payment of any principal due on any of the Holding Trust Notes of any series when the same becomes due under any provision of the Holding Trust Note Indenture or of the Holding Trust Notes as required under Holding Trust Note Indenture and such default shall have continued for a period of 10 business days; or

(b) If default is made in the payment of any interest due on any of the Holding Trust Notes and such default shall have continued for a period of 15 business days; or

(c) If default is made in the performance or breach by Holding Trust of any other covenant or agreement under the provisions of the Holding Trust Notes or the Holding Trust Note Indenture which shall continue for 30 days after written notice specifying such default and requiring such default to be remedied shall have been given to Holding Trust by the Note Trustee; or

(d) If there occurs with respect to any issue or issues of indebtedness of Holding Trust having an outstanding principal amount of $100 million or more an event of default that has caused the holder thereof to declare such indebtedness to be due and payable prior to its maturity and such indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration; or

(e) If a proceeding or action shall be commenced against Holding Trust, except in certain circumstances, in any court of competent jurisdiction, seeking (i) its reorganization, liquidation, termination or winding-up, or the composition or readjustment of its debts, (ii) the appointment of a receiver, custodian, liquidator or the like of Holding Trust or all or any substantial part of its property, or (iii) similar relief in respect of Holding Trust under any law relating to bankruptcy, insolvency, reorganization, winding up or composition or adjustment of debts, and such proceeding or action shall continue undismissed, or an order, judgment or decree approving or ordering any of the foregoing shall be entered and continue unstayed and in effect, for a period of 60 or more days, or an order for relief against Holding Trust shall be entered in an involuntary case under the Bankruptcy Act; or

(f) If Holding Trust shall (i) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, examiner, liquidator or the like of itself or of all or any substantial part of its property, (ii) make a general assignment for the benefit of its creditors, (iii) commence a voluntary case under the Bankruptcy Act or any other similar foreign statute, (iv) institute any proceeding or file a petition seeking to take advantage of any other law relating to bankruptcy, insolvency, reorganization, liquidation, termination, winding up or composition or readjustment of debts, (v) fail to contest in a timely and appropriate manner, or acquiesce in writing to, any petition filed against it in an involuntary case under the Bankruptcy Act or any other similar foreign statute, or (vi) take any action for the purpose of effecting any of the foregoing; or

(g) If a creditor shall have taken possession of all or substantially all of the assets of Holding Trust.

Holding Trust Unit Certificates

As Holding Trust trust units are not intended to be issued or held by any person other than the Trust, registration of interests in, and transfers of, the Holding Trust trust units will not be made through the book entry system administered by the Canadian Depository for Securities Limited. Rather, holders of Holding Trust trust units will be entitled to receive certificates therefore.

MEETINGS OF HOLDING TRUST UNITHOLDERS

An annual meeting of holders of Holding Trust trust units shall be called on a day on or before June 30 in each year, at such time and place as shall be prescribed for the purpose of presenting the audited financial statements of Holding Trust, appointing the auditors of Holding Trust for the ensuing year and transacting such other business as the Holding Trust Trustee may determine or as may properly be brought before the meeting. Notwithstanding the foregoing, a resolution in writing executed by holders of Holding Trust trust units holding more than 66 2/3 percent of the votes attached to Holding Trust trust units at any time will be valid and binding for all purposes.

GENERAL PARTNER

Pursuant to the Delegation Agreement, the General Partner is delegated certain of the Trustee's powers and duties in respect of the business and affairs of the Trust and pursuant to the Unanimous Shareholder Agreement the General Partner is entitled to exercise the powers of the directors of AltaGas Ltd. and any other entities as determined to manage, or supervise the management of, the business and affairs of AltaGas Ltd. See "Management of the Trust – Delegation Agreement" and "Declaration of Trust and Description of Units – Meetings of Unitholders".

The General Partner is the general partner of AltaGas LP #1, AltaGas LP #2, AltaGas Limited Partnership, PremStar Energy Canada Limited Partnership and ECNG Energy. The General Partner is also a party to the Administration Agreement pursuant to which AltaGas Ltd. provides certain administrative services to the General Partner. See "Management of the Trust – Administration Agreement".

DIRECTORS AND OFFICERS

The number of directors of the General Partner is to be determined from time to time by resolution of the Board of Directors. The number of directors currently comprises nine, of which eight are independent directors.

The term of office of any director continues until the annual meeting of shareholders of the General Partner next following the director's election or appointment or (if an election or appointment of a director is not held at such meeting or if such meeting does not occur) until the date on which the director's successor is elected or appointed, or earlier if the director dies or resigns or is removed or disqualified, or until the director's term of office is terminated for any other reason in accordance with the constating documents of the General Partner. Pursuant to the Declaration of Trust, the unitholders will annually be entitled to direct the Trustee as to the persons to be elected to the Board of Directors.

The names, municipalities of residence, positions with the General Partner, principal occupations within the last five years of the current directors and officers of the General Partner and respective holdings of Trust units and Trust options are set out below.

Name of Director, Municipality of Residence and Position with the General Partner	**Principal Occupation During the Past Five Years**	**Director Since**	**Securities Beneficially Owned or Controlled**[(1)]
David W. Cornhill [(3)(9)] Calgary, Alberta, Canada Chairman and Chief Executive Officer	Mr. Cornhill is a founding member of AltaGas Services Inc., predecessor to the Trust. He has served as Chairman and Chief Executive Officer since AltaGas Services Inc.'s inception on April 1, 1994 and was appointed as a Director of the General Partner on May 1, 2004. Prior to forming AltaGas Services Inc., Mr. Cornhill served in the capacities of Vice President Finance and Administration, and Treasurer of Alberta and Southern Co. Ltd. from 1991 to 1993 and as President and Chief Executive Officer until March 31, 1994.	May 1, 2004 Director of AltaGas Services from March 28, 1994 to April 30, 2004	1,018,572 Trust units 100,000 Trust options
Allan L. Edgeworth [(2)(3)(4)] Calgary, Alberta, Canada Director	Mr. Edgeworth has been the President of ALE Energy Inc., a private consulting company, since January 2005 and is a Commission Member of the Alberta Securities Commission. Mr. Edgeworth was the President and Chief Executive Officer of Alliance Pipeline Ltd. from 2001 until December 2004. Mr. Edgeworth joined Alliance Pipeline Ltd. in 1998 as Executive Vice President and Chief Operating Officer.	March 2, 2005	3,000 Trust units 60,000 Trust options
Hugh A. Fergusson[(2)(3)(4)] Calgary, Alberta, Canada Director	Mr. Fergusson is currently the President of Argyle Resources Inc., a private energy consulting organization and is a senior affiliate of the Implementation and Advisory Group Ltd., a government relations and project management firm. He is also a director of the Canadian Energy Research Institute, the Alberta Electric System Operator and Galileo Educational Network. Mr. Fergusson was employed for over 25 years with The Dow Chemical Company, an international chemicals company listed on numerous stock exchanges, prior to his retirement in 2004 as the Vice President, Hydrocarbons and Energy of Dow Chemical Canada Inc.	May 7, 2008	5,935 Trust units 45,000 Trust options
Denis C. Fonteyne[(2)(3)(5)] Calgary, Alberta, Canada Director	Mr. Fonteyne is the President of Dendon Resources Ltd., a private consulting company, has been a natural gas industry consultant since 1997 and brings over 40 years of industry experience to the board of directors. Mr. Fonteyne has held a number of senior executive positions in the oil and gas industry, including eight years with CanStates Gas Marketing Ltd. prior to his retirement as Executive Vice-President in 1996.	May 1, 2004 Director of AltaGas Services from September 1, 1998 to April 30, 2004	38,200 Trust units 40,000 Trust options
Daryl H. Gilbert [(2)(4)(5)(8)] Calgary, Alberta, Canada Director	Mr. Gilbert joined JOG Capital Inc. in May 2008 as a Managing Director and Investment Committee Member. Prior thereto, Mr. Gilbert was an Independent businessman since January 2005. Prior to that, Mr. Gilbert was President and Chief Executive Officer of Gilbert Laustsen Jung Associates Ltd., an engineering consulting firm.	May 1, 2004 Director of AltaGas Services from May 4, 2000 to April 30, 2004	900 Trust units 40,000 Trust options

Name of Director, Municipality of Residence and Position with the General Partner	Principal Occupation During the Past Five Years	Director Since	Securities Beneficially Owned or Controlled[1]
Robert B. Hodgins [2][4][6] Calgary, Alberta, Canada Director	Mr. Hodgins has been an Independent businessman since November 2004. Prior to that, Mr. Hodgins served as the Chief Financial Officer of Pengrowth Corporation from 2002 to 2004. Prior to that, Mr. Hodgins held the position of Vice President and Treasurer of Canadian Pacific Limited 1998 to 2002 and was Chief Financial Officer of TransCanada Pipelines Limited from 1993 to 1998.	March 2, 2005	2,000 Trust units 60,000 Trust options
Myron F. Kanik [2][5][6][7] Calgary, Alberta, Canada Director	Mr. Kanik has been the President of Kanik and Associates Ltd., an energy industry consulting company, since 1999. Mr. Kanik was President of the Canadian Energy Pipeline Association from 1993 to 1999, and prior thereto was with the Alberta Department of Energy where he served in various capacities, including Deputy Minister.	May 1, 2004 Director of AltaGas Services from June 1, 2001 to April 30, 2004	43,960 Trust units 40,000 Trust options
David F. Mackie [2][5][6] Houston, Texas, United States Director	Mr. Mackie is a U.S.-based natural gas industry consultant and venture capital investor. Mr. Mackie brings a broad range of experience to the board of directors, having spent more than 32 years in various executive capacities, primarily with El Paso Natural Gas Co. and Transco Energy Co. Mr. Mackie also has extensive consulting experience with many senior energy companies, including the Maritimes and Northeast Pipeline Project.	May 1, 2004 Director of AltaGas Services from January 12, 1995 to April 30, 2004	1,120,941 Trust units 40,000 Trust options
M. Neil McCrank, Q.C., P.Eng. [2][3][6] Calgary, Alberta, Canada Director	Mr. McCrank is Counsel to the Calgary office of Borden Ladner Gervais LLP. Mr. McCrand was Chairman of the Alberta Energy and Utilities Board from July 1998 until his retirement on March 31, 2007. Prior thereto, Mr. McCrank was with the Alberta Department of Justice, serving in various capacities, including Deputy Minister of Justice from 1989 to 1998. He currently serves as Chairman of the Canadian Energy Research Institute of Canada and Chairman of the Canadian Association of the World Petroleum Council, and is a consultant to all provincial and territorial governments in Canada with respect to justice issues.	December 10, 2007	5,000 Trust units 45,000 Trust options

Notes:

(1) References to Trust units in this column includes both Trust units and Exchangeable units beneficially owned, directly or indirectly, or over which control or direction is exercised by each director and officer as at February 26, 2009.
(2) Independent director.
(3) Member of the Environment, Occupational Health and Safety Committee.
(4) Member of the Audit Committee.
(5) Member of the Human Resources and Compensation Committee.
(6) Member of the Governance Committee.
(7) Lead director.
(8) Mr. Daryl H. Gilbert, a director of the General Partner, has been a director of Globel Direct, inc. ("Globel") since December, 1998. Globel was the subject of cease trade orders issued by the Alberta Securities Commission ("ASC") on November 22, 2002 and the British Columbia Securities Commission ("BCSC") on November 20, 2002 for failure to file certain financial statements. Globel filed such financial statements and the cease trade orders were removed on December 20, 2002 and December 23, 2002, respectively. On June 12, 2007, Globel was granted protection from its creditors by the Court of Queen's Bench of Alberta pursuant to the *Companies' Creditors Arrangement Act*, which protection expired on December 7, 2007, following which the monitor was discharged on December 12, 2007 and a receiver/manager was appointed. Subject to the completion of matters relating to the wind-up of the administration of the receivership, the receiver was discharged on September 3, 2008. Globel has ceased operations, and as a result became the subject of cease trade orders issued by the ASC on September 24, 2008 and the BCSC on September 30, 2008 for failure to file certain disclosure documents.
(9) Mr. Cornhill is not considered to be an independent director as he is an executive officer of the General Partner.

Name of Officer, Municipality of Residence and Position with the General Partner	Principal Occupation During the Past Five Years	Officer Since	Securities Beneficially Owned or Controlled[(1)]
David W. Cornhill Calgary, Alberta, Canada Chairman and Chief Executive Officer	Chairman and Chief Executive Officer 2004. Chairman and Chief Executive Officer of AltaGas Services from 1994 to 2004.	March 26, 2004	1,018,572 Trust units 100,000 Trust options
Richard M. Alexander Calgary, Alberta, Canada President and Chief Operating Officer	President and Chief Operating Officer from January 2008. Executive Vice President Chief Operating Officer and Chief Financial Officer January 2007 to January 2008. Senior Vice President Finance and Chief Financial Officer from May 2006 to January 2007. Vice President Finance and Chief Financial Officer Niko Resources Ltd. October 2003 to April 2006. Vice President Investor Relations and Communications of Husky Energy Inc. from July 2001 to September 2003. Treasurer Husky Energy Inc. August 2000 to July 2001.	May 1, 2006	39,199 Trust units 100,000 Trust options
Dennis A. Dawson Calgary, Alberta, Canada Vice President, General Counsel and Corporate Secretary	Since 2005, Vice President General Counsel and Corporate Secretary. Vice President General Counsel and Corporate Secretary of AltaGas Ltd. from May 1, 2004. Vice President General Counsel and Corporate Secretary of AltaGas Services since 1998.	March 16, 2005	90,412 Trust units 15,000 Trust options
Deborah S. Stein Calgary, Alberta, Canada Vice President Finance and Chief Financial Officer	Vice President Finance and Chief Financial Officer from January 2008. Vice President Finance from January 2007 to January 2008. Vice President Controller from October 2005 to January 2007. Vice President Corporate Risk from January to October 2005. Manager Investor Relations TransCanada Pipelines Limited from 2001 to 2005.	January 21, 2008	7,992 Trust units 40,000 Trust options
David R. Wright Executive Vice President Strategy and Corporate Development	Executive Vice President Strategy and Corporate Development from January 2008. Executive Vice President from January 2007 to January 2008. Executive consultant 2005 to January 2007. Executive Vice President General Counsel and Corporate Secretary EPCOR Utilities Inc. from 2001 to 2005. Prior thereto Partner with Borden Ladner Gervais LLP and Howard Mackie.	January 16, 2007	18,997 Trust units 35,000 Trust options

Note:

(1) References to Trust units in this column includes both Trust units and Exchangeable units beneficially owned, directly or indirectly, or over which control or direction is exercised by each director and officer as at February 26, 2009.

As at February 26, 2009 the directors and executive officers of the General Partner and AltaGas Ltd., as a group, owned beneficially, directly or indirectly, or exercised control or direction over 3,333,446 of the outstanding Trust units and Exchangeable units, or approximately 4.25 percent of the outstanding Trust units and Exchangeable units. As at February 26, 2009 certain of the directors and officers also had been granted Trust options to acquire an aggregate of 940,500 Trust units.

Audit Committee Mandate

See attached Schedule A for the Audit Committee Mandate.

Composition of the Audit Committee

The Committee is currently comprised of Allan L. Edgeworth, Daryl H. Gilbert, Hugh A. Fergusson and Robert B. Hodgins. Robert B. Hodgins is the chair of the Committee. All of the members of the Committee are independent and financially literate as defined under Canadian securities law.

Relevant Education and Experience

Allan L. Edgeworth has been the President of ALE Energy Inc. since January 2005. Mr. Edgeworth was the President and Chief Executive Officer of Alliance Pipeline from 2001 until December 2004. Mr. Edgeworth joined Alliance Pipeline in 1998 as Executive Vice President and Chief Operating Officer. Prior to that, Mr. Edgeworth spent almost 20 years with Westcoast Energy where he held various positions including Vice President of Pipeline Operations and Senior Vice President of Regulatory Affairs.

Hugh A. Fergusson has been President of Argyle Resources Inc., a private energy consulting organization, since 2004. Mr. Fergusson was employed for over 25 years with Dow Chemical Company, an international chemicals company. Prior to his retirement from Dow Chemical Company in 2004, Mr. Fergusson was Vice President, Hydrocarbons and Energy.

Daryl H. Gilbert has been an independent businessman since January 2005. Prior to 2005, Mr. Gilbert had a 26-year career with Gilbert Laustsen Jung Associates Ltd., a reservoir engineering company, most recently as President and Chief Executive Officer for 11 years.

Robert B. Hodgins has been an independent businessman since November 2004. Prior to that, Mr. Hodgins was Chief Financial Officer at Pengrowth Energy Trust from 2002 to 2004. Mr. Hodgins was Vice President and Treasurer at Canadian Pacific Limited from 1998 to 2002 and Chief Financial Officer of TransCanada PipeLines Limited from 1993 to 1998. Mr. Hodgins has an Honours Degree in Business from the Richard Ivey School of Business at the University of Western Ontario and is a Chartered Accountant in Ontario and Alberta.

Pre-Approval Policies and Procedures

As set forth in the Committee's charter, the Committee must pre-approve all non-audit services provided by the external auditor and has direct responsibility for overseeing the work of the external auditor.

External Auditor Service Fees by Category

The fees billed by Ernst & Young LLP (E&Y), the Trust's external auditors, for 2006 and 2007 were as follows:

Category of External Auditor Service Fee	2008	2007
Audit Fees	$721,392	$676,719
Audit-Related Fees(1)	$52,907	$14,712
Tax Fees(2)	$-	$29,031
All Other Fees(3)	$369,539	$278,724
TOTAL	$1,143,838	$999,186

Notes:

(1) Represent the aggregate fees billed by E&Y for assurance and related services that were reasonably related to the performance of the audit or review of the Trust's financial statements and were not reported under "Audit Fees". The nature of the services was for accounting advice.

(2) Represent the aggregate fees billed by E&Y for professional services for tax compliance, tax advice and tax planning. The nature of the services was tax services and tax planning.

(3) Represent the aggregate fees billed by E&Y for products and services, other than those reported with respect to the other categories of service fees. The nature of the services was for translation services and non-audit/tax related fees.

UNANIMOUS SHAREHOLDER AGREEMENT

Pursuant to the Unanimous Shareholder Agreement, the General Partner was granted the powers of the directors of AltaGas Ltd. to manage, or supervise the management of, the business and affairs of AltaGas Ltd., including without limitation in respect of the following matters:

(a) The appointment of the board of directors of AltaGas Ltd., as determined by the Board of Directors in its sole discretion; and

(b) The appointment, mandates and compensation of the executive officers of AltaGas Ltd.

ALTAGAS LTD.

AltaGas Ltd. is the resultant corporation from the amalgamation of ASI, certain of its subsidiaries and an electing shareholder pursuant to the Arrangement. As a result, AltaGas Ltd. owns, directly or indirectly, all of the assets that ASI owned, directly or indirectly, prior to conversion of the business of ASI to the Trust. AltaGas Ltd. retained certain of the liabilities of ASI, including liabilities relating to corporate and income tax matters.

In accordance with the Administration Agreement, AltaGas Ltd. provides all the management, administrative and operating services to the Trust. At December 31, 2008 AltaGas Ltd. and its subsidiaries employed a total of 549 individuals.

DIRECTORS AND OFFICERS

The names, municipality of residence and position of each of the current executive officers of AltaGas Ltd. are as follows:

Name of Officer, Municipality of Residence and Position with AltaGas Ltd.	Principal Occupation During the Past Five Years
David W. Cornhill Calgary, Alberta, Canada Chairman and Chief Executive Officer and Director	Chairman and Chief Executive Officer from 2004. Chairman and Chief Executive Officer of AltaGas Services from 1994 to 2004.
Richard M. Alexander Calgary, Alberta, Canada President and Chief Operating Officer and Director	President and Chief Operating Officer from January 2008. Executive Vice President Chief Operating Officer and Chief Financial Officer from January 2007 to January 2008. Senior Vice President Finance and Chief Financial Officer from May 2006 to January 2007. Vice President Finance and Chief Financial Officer Niko Resources Ltd. October 2003 to April 2006. Vice President Investor Relations and Communications of Husky Energy Inc. from July 2001 to September 2003. Treasurer Husky Energy Inc. August 2000 to July 2001.
Gregory A. Aarssen Chatham, Ontario, Canada Vice President Corporate Affairs	Vice President Corporate Affairs from January 2008. Divisional Vice President Energy Management from January 2007 to January 2008. Vice President Retail Services PremStar October 2004 to January 2007. Vice President PremStar Energy Canada Ltd. January 1998 to October 2004.
Nancy A. Anderson Calgary, Alberta, Canada Vice President Renewable Energy Wind	Vice President Renewable Energy Wind from December 2008. Vice President Business Development since June 2005. Divisional Vice President Power Services from 2002 to 2005. Senior Vice President El Paso Merchant Energy Canada from 1999 to 2001.
Jeremy R. Baines Calgary, Alberta, Canada Treasurer	Treasurer since July 2005. Manager Corporate Finance Agrium Inc. from 2002 to 2005. Treasury Manager Agrium Inc. from 1999 to 2002.
James B. Bracken Calgary, Alberta, Canada Senior Vice President Major Projects	Senior Vice President Major Projects from June 2007. Senior Vice President Energy Services and Power March 2006 to June 2007. Senior Vice President Energy Services from June 2005 to March 2006. Divisional Vice President Gas Services from 2004 to 2005. Managing Director Advisory Services for Acres Management Consulting from 2002 to 2004. Principal with PA Consulting Group from 2000 to 2001.
Douglas H. Brown Bellingham, Washington, U.S.A. Divisional Vice President Renewable Energy Hydro	Divisional Vice President Renewable Energy Hydro from July 2008. Prior thereto Vice President Business Development for NovaGold Resources Inc. from June 2003.
Dennis A. Dawson Calgary, Alberta, Canada Vice President General Counsel and Corporate Secretary and Director	Vice President General Counsel and Corporate Secretary since 1998.

Name of Officer, Municipality of Residence and Position with AltaGas Ltd.	Principal Occupation During the Past Five Years
Massimiliano Fantuz Chatham, Ontario, Canada Executive Vice President	Executive Vice President from January 2008. Vice President January 2007 to January 2008. Divisional Vice President Gas Services from 2005 to January 2007. President PremStar Energy Canada Limited Partnership from 2004. President PremStar Energy Canada Ltd. from 1998 to 2004.
Michael J. Kilby Chatham, Ontario, Canada Divisional Vice President Gas Services	Divisional Vice President Gas Services from January 2007. Vice President Operations PremStar from October 2004 to January 2007. Vice President Marketing and Operations PremStar Energy Canada Ltd. from February 1998 to October 2004.
Bradley G.H. Mattson Calgary, Alberta, Canada Vice President and Corporate Controller	Vice President and Corporate Controller from January 2008. Prior thereto, Chief Financial Officer, Taylor Gas Liquids Ltd.
Marilyn A. Pfaefflin Calgary, Alberta, Canada Divisional Vice President Transmission	Divisional Vice President Transmission since June 2005. Treasurer from 1998 to June 2005.
Deborah S. Stein Calgary, Alberta, Canada Vice President Finance and Chief Financial Officer	Vice President Finance and Chief Financial Officer from January 2008. Vice President Finance from January 2007 to January 2008. Vice President Controller from October 2005 to January 2007. Vice President Corporate Risk from January to October 2005. Manager Investor Relations TransCanada Pipelines Limited from 2001 to 2005.
Kent E. Stout Calgary, Alberta, Canada Vice President Corporate Resources	Vice President Corporate Resources since 2002. Director Human Resources from 1999 to 2002.
Randy W. Toone Calgary, Alberta, Canada Divisional Vice President Extraction and Transmission	Divisional Vice President Field Gathering and Processing since February 2009. Divisional Vice President Extraction and Transmission from January 2007 to February 2009. Operations Manager Extraction and Transmission from November 2004 to January 2007. Senior Operations Engineer November 2003 to November 2004. Plant Engineer Williams Energy Canada January 2002 to November 2003.
David R. Wright Calgary, Alberta, Canada Executive Vice President Strategy and Corporate Development and Director	Executive Vice President Strategy and Corporate Development from January 2008. Executive Vice President from January 2007 to January 2008. Executive consultant 2005 to January 2007. Executive Vice President General Counsel and Corporate Secretary EPCOR Utilities Inc. from 2001 to 2005. Prior thereto Partner with Borden Ladner Gervais LLP and Howard Mackie.

RISK FACTORS

RISKS RELATING TO THE TRUST AND THE UNITS OF THE TRUST

A security holder should consider carefully the risk factors set out below. In addition, prospective security holders should carefully review and consider all other information contained in this Annual Information Form before making an investment decision and consult their own experts where necessary.

Capital Markets

As a result of the weakened global economic situation, the Trust may have restricted access to capital and increased borrowing costs. Although the Trust's business and asset base have not changed materially, the lending capacity of all financial institutions has diminished and risk premiums have increased. As the Trust's future capital expenditures will be financed out of cash generated from operations, borrowings and possible future equity sales, the Trust's ability to do so

is dependent on, among other factors, the overall state of capital markets and investor demand for investments in the energy industry and the Trust's securities in particular.

To the extent that external sources of capital become limited or unavailable or available on onerous terms, the Trust's ability to make capital investments and maintain existing assets may be impaired, and its assets, liabilities, business, financial condition, results of operations and distributions may be materially and adversely affected as a result.

Based on current funds available and expected cash from operations, the Trust believes it has sufficient funds available to fund its projected capital expenditures. However, if cash flow from operations is lower than expected or capital costs for these projects exceed current estimates, or if the Trust incurs major unanticipated expenses related to development or maintenance of its existing assets, it may be required to seek additional capital to maintain its capital expenditures at planned levels. Failure to obtain any financing necessary for the Trust's capital expenditure plans may result in a delay in the Trust's capital program or a decrease in distributions.

Nature of Trust Units

The Trust units do not represent a traditional investment in the diversified energy services business and should not be viewed by unitholders as shares in AltaGas. The units represent a fractional interest in the Trust. As holders of units, unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust's sole assets are the shares of the General Partner, the units of the Holding Trust, Holding Trust Notes and other investments in securities.

Cash distributions of the Trust are not guaranteed and the price per Trust unit is a function of anticipated distributions, the underlying assets of the Trust and management's ability to effect long-term growth in the value of AltaGas and other entities now or hereafter owned directly or indirectly by the Trust. The market price of the Trust units will be sensitive to a variety of market conditions including, but not limited to, interest rates, electricity prices and natural gas and NGL prices. Changes in market conditions may adversely affect the trading price of the Trust units.

The Trust units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Potential Sales of Additional Trust Units

The Trust may issue additional Trust units in the future to directly or indirectly fund capital expenditure requirements of entities now or hereafter owned directly or indirectly by the Trust, including to finance acquisitions by those entities. Such additional Trust units may be issued without the approval of unitholders. Unitholders will have no pre-emptive rights in connection with such additional issues. The Board of Directors has discretion in connection with the price and the other terms of the issue of such additional Trust units.

Nature of Distributions

Unlike interest payments on an interest-bearing security, cash distributions by income trusts on Trust units (including those of the Trust) are, for Canadian tax purposes, composed of different types of payments (portions of which may be fully or partially taxable or may constitute non-taxable returns of capital). The composition for tax purposes of those cash distributions may change over time, thus affecting the after-tax return to unitholders. Therefore, a unitholder's rate of return over a defined period may not be comparable to the rate of return on a fixed-income security that provides a return on capital over the same period. This is because a unitholder may receive cash distributions that constitute a return of capital (rather than a return on capital) to some extent during the relevant period. Returns on capital are generally taxed as ordinary income or as dividends in the hands of a unitholder while returns of capital are generally non-taxable to a unitholder (but reduce a unitholder's adjusted cost base in the Trust unit for tax purposes). The Trust expects that substantially all of the cash distributions to unitholders will be taxed as ordinary income. See "Declaration of Trust and Description of Units – Distributions". Unitholders are advised to consult their own tax advisors with respect to the implications of the distinction discussed above in their own circumstances.

Variability of Distributions

The Cash Flow of the Trust available for distribution to unitholders is a function of numerous factors, including AltaGas' financial performance, the impact of interest rates, electricity prices, natural gas and NGL prices, debt covenants and obligations, working capital requirements and future capital requirements. Distributions may be reduced or suspended entirely depending on the operations of AltaGas and the performance of its assets.

The market value of the Trust units may deteriorate if the Trust is unable to meet its distribution targets in the future, and that deterioration may be material.

Changes in Legislation

Environmental and applicable operating legislation may be changed in a manner which adversely affects AltaGas through the imposition of restrictions on its business activities or by the introduction of regulations that increase AltaGas' operating costs thereby indirectly affecting the Trust and potentially reducing distributions to unitholders.

Income tax laws relating to the Trust, such as the status of mutual fund trusts, may be changed in a manner which adversely affects unitholders.

Federal Government Changes and Proposed Changes to Taxation of Income Trusts

On October 31, 2006 the Minister of Finance (Canada) ("Finance") announced proposed changes to the taxation of certain publicly-traded trusts and partnerships and their unitholders. These changes (the "SIFT Rules"), were enacted and became law on June 22, 2007. The SIFT Rules apply, in the case of trusts, to a trust that is resident in Canada for purposes of the Tax Act, holds one or more "non-portfolio properties", and the units of which are listed on a stock exchange or other public market (a specified investment flow-through trust, or "SIFT trust"). In the case of a SIFT trust the units of which were publicly traded on October 31, 2006, which includes the Trust, the SIFT Rules generally will not take effect until January 1, 2011, provided the trust does not exceed "normal growth" before then. On December 15, 2006 Finance issued guidelines (the "Guidelines") with respect to what would be considered "normal growth" for this purpose, which Guidelines were effectively incorporated by reference into the Tax Act when the SIFT Rules were enacted. Finance announced proposed technical amendments to the SIFT Rules on December 20, 2007, March 14, 2008, July 14, 2008 and December 4, 2008. These proposed amendments are included in Bill C-10, which received second reading in the House of Commons on February 12, 2009.

Under the SIFT Rules, commencing January 1, 2011, the Trust, in its current structure, will become subject to tax on its income from non-portfolio properties and taxable capital gains from dispositions of non-portfolio properties, that is paid or payable to Unitholders, at a rate equal to the then prevailing federal corporate income tax rate (currently set at 16.5 percent for 2011 and 15 percent for 2012 and subsequent years) plus an additional amount in lieu of provincial tax which, under the proposed regulations, would be calculated with reference to the general provincial corporate income tax rate of each province in which the Trust has a permanent establishment. Distributions of such income to Unitholders would be treated as dividends paid by a taxable Canadian corporation. The trust units of Holding Trust and the Holding Trust Notes constitute "non-portfolio properties" of the Trust under the SIFT Rules, with the result that virtually all of the Trust's income would be subject to the new tax, and distributions of such income by the Trust to its Unitholders would be treated as dividends paid by a taxable Canadian corporation. Returns of capital by the Trust to its Unitholders would not be affected by the SIFT Rules and would continue to be taxed in the same manner as currently.

It is not expected that the Trust will become subject to the SIFT Rules until 2011. However, when the SIFT Rules commence to apply to the Trust, such rules are expected to result in adverse tax consequences to the Trust and certain Unitholders (in particular, Unitholders that are tax exempt or non-residents of Canada) and may impact cash distributions from the Trust.

In light of the foregoing, the SIFT Rules may reduce the value of the Units, which would be expected to increase the cost to the Trust of raising capital in the public capital markets. While Finance has announced technical amendments that facilitate the conversion of a SIFT trust into a corporation, there can be no assurance that the Trust will be able to reorganize its legal and tax structure to substantially mitigate the expected impact of the SIFT Rules.

As noted above, the Trust could become subject to the SIFT Rules before 2011 if it experiences growth, other than "normal growth", before that time. Under the Guidelines, the Trust will be considered to have experienced only "normal growth" if its issuances of new equity (which for this purpose includes Trust units and debt that is convertible into Trust units, but does not include non-convertible debt) do not exceed a safe harbour measured by reference to the Trust's market capitalization as of the end of trading on October 31, 2006 (measured solely by the value of the Trust's issued and outstanding publicly-traded Trust units as of that date). The Trust's market capitalization as of October 31, 2006 was approximately $1.5 billion. The intervening periods and their respective safe harbour amounts are as follows:

(a) November 1, 2006 to December 31, 2007 – 40 percent of the Trust's market capitalization as of October 31, 2006;

(b) January 1, 2008 to December 31, 2008 – 20 percent of the Trust's market capitalization as of October 31, 2006;

(c) January 1, 2009 to December 31, 2009 – 20 percent of the Trust's market capitalization as of October 31, 2006;

(d) January 1, 2010 to December 31, 2010 – 20 percent of the Trust's market capitalization as of October 31, 2006.

On December 4, 2008, Finance announced changes to the Guidelines to allow a SIFT trust to accelerate the utilization of the SIFT trust's annual permitted expansion amount for each of 2009 and 2010 so that the amount is available on and after December 4, 2008. This change does not alter the maximum permitted expansion threshold for a SIFT trust, but it allows a SIFT trust to use its normal growth room remaining as of December 4, 2008 in a single year, rather than staging a portion of the normal growth room over the 2009 and 2010 years.

While these Guidelines are such that it is unlikely they would affect the Trust's ability to raise the capital required to maintain and to grow its existing operations in the ordinary course during the transition period, they could adversely affect the cost of raising capital and the Trust's ability to undertake more significant acquisitions.

Loss of Mutual Fund Trust Status

The General Partner intends that the Trust will continue to qualify as a mutual fund trust (and thus also as a registered investment) for purposes of the Tax Act. The Trust may not, however, always be able to satisfy any future requirements to maintain its mutual fund trust status. See "Changes in Legislation" above. Should the status of the Trust as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for the Trust and unitholders. Some of the significant consequences of losing mutual fund trust status are listed below.

(a) If the Trust were to cease to be a mutual fund trust, it may, as a consequence of ceasing to be a mutual fund trust, also cease to be a registered investment. In that event, units would cease to be qualified investments for Exempt Plans effective January 1st of the second calendar year following the year in which the Trust ceases to be a registered investment. If, at the end of any month, an Exempt Plan holds units that are not qualified investments, the plan must pay a tax equal to 1 percent of the fair market value of the units at the time the units were acquired by the Exempt Plan. A registered retirement savings plan or registered retirement income fund holding units that are not qualified investments would be subject to taxation on income attributable to the units, including the full amount of any capital gain from a disposition of such units. If a registered education savings plan holds units that are not qualified investments, it may have its registration revoked by the Canada Revenue Agency.

(b) Units held by non-resident unitholders would immediately become taxable Canadian property. Non-resident unitholders would be subject to Canadian income tax and reporting requirements on any gains realized on a disposition of units held by them.

(c) The Trust would be taxed on certain types of income distributed to unitholders (apart from under the SIFT Rules). Payment of this tax may have adverse consequences for some unitholders, particularly unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.

(d) The Trust would cease to be eligible for the capital gains refund mechanism available under Canadian tax laws if it ceased to be a mutual fund trust.

(e) The Trust would no longer be exempt from the application of the alternative minimum tax provisions of the Tax Act.

In addition, the Trust may take certain measures in the future to the extent it believes necessary to ensure that the Trust maintains its status as a mutual fund trust. These measures could be adverse to certain unitholders, particularly non-residents. See "Risks Associated With the Level of Foreign Ownership" below.

Risks Associated With the Level of Foreign Ownership

The Declaration of Trust contains a number of provisions designed to protect the status of the Trust as a "mutual fund trust" under the Tax Act which, inter alia, requires that a mutual fund trust cannot be established or maintained primarily for the benefit of non-residents. There is no indication that the mutual fund trust status of the Trust currently is in jeopardy. If, in the future, the General Partner determines that any such risk exists, it is entitled to take a number of actions under the Declaration of Trust, including requiring unitholders that it believes are non-residents to sell their Trust units, which actions may have an adverse effect on the market price of the Trust units. In addition, there can be no

assurances that the Tax Act will not be amended in the future in a manner that would have a material adverse impact on the mutual fund trust status of the Trust.

Distribution of Holding Trust Notes or Other Securities on Redemption or Termination of the Trust

It is anticipated that the redemption right will not be the primary mechanism for unitholders to liquidate their investment. Holding Trust Notes which may be received as a result of a redemption of units will not be listed on any stock exchange and no market for Holding Trust Notes is expected to develop. In addition, there may be resale restrictions imposed by applicable law upon the recipients of Holding Trust Notes pursuant to the redemption right. The Holding Trust Notes will not be qualified investments for Exempt Plans. On termination of the Trust, the Trustee may distribute securities directly to unitholders, subject to obtaining all of the necessary regulatory approvals. The Holding Trust Notes will not be guaranteed by any other party, and the provisions of the Holding Trust Note Indenture governing events of default and the remedies available thereunder will not provide protection to the holders of Holding Trust Notes which would be comparable to the provisions generally found in debt securities issued to the public.

Debt Service

The Trust or its affiliates may, from time to time, finance a significant portion of their operations through debt. Amounts paid in respect of interest and principal on debt incurred by these entities may impair the ability to satisfy any obligations under its indebtedness held by the Trust or indirectly by the Trust. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service. Ultimately, this may result in lower levels of Cash Flow of the Trust and could reduce distributions to unitholders.

Loans to the Trust or its affiliates are subject to customary covenants and financial tests which may in certain circumstances restrict the Trust's ability to make distributions to unitholders or AltaGas' ability to make distributions to AltaGas LP #2 and ultimately to unitholders.

Structural and Contractual Subordination

In the event of a bankruptcy, liquidation or reorganization of AltaGas LP #1, AltaGas or AltaGas Operating Partnership, holders of their respective indebtedness and trade payables will generally be entitled to payment of their claims from the assets of AltaGas or AltaGas Operating Partnership, as applicable, before any assets are made available for distribution to the Trust. The Trust units are therefore effectively junior to indebtedness and most other liabilities (including trade payables) of AltaGas, AltaGas LP #1 and AltaGas Operating Partnership. Neither AltaGas nor AltaGas Operating Partnership is limited in its ability (except pursuant to restrictive covenants contained in debt agreements) to incur secured or unsecured indebtedness.

AltaGas distributes a substantial portion of its cash flow to AltaGas LP #2 pursuant to an interest bearing loan agreement. Payments by AltaGas under this loan agreement are expressly subordinated to the prior payment in full of all indebtedness of AltaGas to third parties. Upon a default under certain indebtedness, AltaGas may be prevented from distributing cash to AltaGas LP #2 thereby ultimately reducing cash available for distribution to unitholders.

Refinancing Risk

Each of the credit facilities has a maturity date, on which date absent replacement, extension or renewal, the indebtedness under the respective credit facility becomes repayable in its entirety. To the extent any of the credit facilities are not replaced or extended on or before their respective maturity dates or are not replaced, extended or renewed for the same or similar amounts or on the same or similar terms, the Trust's ability to fund ongoing operations and distribute cash could be impaired.

Dependence on Operating Entities

The Trust is entirely dependent upon the success of the operations of affiliates. Accordingly, the distributions to the unitholders will be dependent on the ability of these entities to generate cash flow.

Taxation of Corporate Entities

Income fund structures often involve significant amounts of inter-entity debt, generating substantial interest expense, which serves to reduce earnings and therefore income tax payable. The Board of Directors expects this to be the case in respect of AltaGas Ltd. and its interest expense on its subordinated debt. There can be no assurance that taxation authorities will not seek to challenge the amount of interest expense deducted. If such a challenge were to succeed against AltaGas Ltd. it could have a material adverse affect on the Cash Flow of the Trust available for distribution to unitholders.

Unitholder Limited Liability

The Declaration of Trust provides that no unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Declaration of Trust, the Trust will indemnify and hold harmless each unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a unitholder resulting from or arising out of such unitholder not having such limited liability. There is no assurance that at the relevant time the Trust will have sufficient assets to be able to satisfy such indemnity.

The Declaration of Trust provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that obligations under those instruments will not be binding upon unitholders personally. Personal liability may however arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust will be conducted, upon the advice of counsel to the Trust, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the unitholders for claims against the Trust, including by obtaining appropriate insurance, where available and to the extent commercially feasible.

On July 1, 2004, the *Income Trusts Liability Act* (Alberta) came into force, which provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the Trustee that arises after the particular provision of such legislation comes into force.

Deductibility of Expenses

Although the General Partner is of the view that all expenses to be claimed by the Trust, Holding Trust, AltaGas LP #1 and AltaGas LP #2 will be reasonable and deductible, there can be no assurance that the Canada Revenue Agency will agree. If the Canada Revenue Agency successfully challenges the deductibility of any such expenses, the return to unitholders may be adversely affected.

Potential Conflicts of Interest

Circumstances may arise where directors and officers of AltaGas and the General Partner are directors or officers of other entities that are in competition to the interests of AltaGas and the Trust. The General Partner owes a fiduciary duty to AltaGas and the Trust. While the General Partner has agreed to indemnify the Trust in certain circumstances, the General Partner may not have sufficient assets to honour such indemnification.

RISKS INHERENT IN THE TRUST'S OPERATING ENTITIES

The following are the primary risks associated with the business and affairs of the Trust's operating affiliates and should be considered carefully in light of the fact that the Trust will depend entirely on the operations and assets of these entities for its cash flow, and thereby its ability to pay distributions to unitholders. These risks are applicable to AltaGas' current operations and AltaGas' expected future operations.

Operating Risk

As the Trust continues to grow and diversify its energy infrastructure businesses, the risk profile of the Trust may change. Operating entities may enter into or expand business segments where there is greater economic exposure and more "at risk" capital. The Trust's expectation of higher returns from these businesses justifies the level of risk. In addition the Trust enters into these businesses on the basis that these risks can be actively managed.

Current operations are subject to the risks normally associated with the operation and development of natural gas and power facilities, including mechanical failure, physical degradation, operator error, manufacturer defects, sabotage, terrorism, failure of supply, catastrophic events and natural disasters. The occurrence or continuation of these events could increase AltaGas' costs and reduce its ability to process or transport natural gas or deliver power.

The Trust believes that operational risk is best managed by maintaining control over the timing of capital expenditures, operational decisions and costs by becoming the operator of the facilities in which it invests. At the end of 2008 AltaGas operated 73 of its 76 field gathering and processing facilities, all of its transmission facilities, EEEP, JEEP, the Younger Extraction Plant, the Harmattan Complex and the gas-fired peaking units. AltaGas does not operate the power plant from which power is generated under the PPAs. Failure by the operators of these facilities to operate at the cost or in the manner projected by AltaGas could negatively affect the Trust's results.

Facility Throughput

AltaGas' extraction and field gathering and processing facilities process natural gas from the WCSB and its transmission facilities transport natural gas, ethane and NGLs from the WCSB. Throughput at these facilities is dependent on a number of factors, including the level of exploration and development activity within the WCSB, the long-term supply and demand dynamics for natural gas, ethane and NGLs and the regulatory environment for market participants. These factors may result in AltaGas being unable to maintain throughput at its facilities. Consequently, AltaGas may be exposed to declining cash flows and profitability arising from reduced natural gas, ethane and NGL throughput and from rising operating costs.

Market Risk

AltaGas is exposed to market risks resulting from movements in commodity prices and interest rates. AltaGas seeks to manage its exposure to these risks through the use of various physical and financial instruments.

AltaGas' Commodity Risk Management Policy details the parameters used to measure, monitor and report commodity price risks. It also includes risk management guidelines and objectives, risk tolerance and approved products. This policy prohibits the use of physical and financial instruments for speculative purposes.

Composition Risk

The extraction business is influenced by the composition of natural gas produced in the WCSB and processed at AltaGas' facilities. The composition of the gas stream has the potential to vary over time due to factors such as the level of processing done at plants upstream of AltaGas' facilities and the composition of the natural gas produced from reservoirs upstream of AltaGas' facilities.

Electricity Prices

AltaGas' revenue from sales related to PPAs and Alberta peaking plant generation are subject to Alberta electricity market factors such as fluctuating supply and demand, which may be affected by weather, customer usage, economic activity and growth. AltaGas reduces its exposure to floating electricity prices by locking in margins with financial instruments out as far as 36 months and signing fixed-price sales arrangements with end-use customers for terms of up to 8 years.

Interest Rates

The Trust is exposed to interest rate fluctuations on variable rate debt. The Trust monitors its level of fixed to variable rate debt and from time to time enters into interest rate swaps. The Trust's target is to have approximately 70 to 75 percent of its debt at fixed interest rates.

Regulatory

The Trust's businesses are subject to regulation in the jurisdictions in which they carry on business. Pipelines and facilities can be subject to common carrier and common processor applications and to rate setting by the regulatory authorities in the event an agreement on fees or tariffs cannot be reached with producers. To the extent that producers believe processing fees or tariffs respecting pipelines and facilities are too high, they may seek relief through regulator intervention. Power facilities are also subject to regulatory changes in tariffs, market structure and penalties. AltaGas has the ability to appeal changes through regulatory intervention.

Counterparty and Credit Risk

The Trust is exposed to credit-related losses in the event that counterparties to contracts fail to fulfill their present or future obligations to AltaGas. AltaGas' credit policy details the parameters used to grant, measure, monitor and report on credit provided to counterparties. AltaGas seeks to reduce counterparty risk by conducting credit reviews on counterparties in order to establish specific credit limits on clients, both prior to providing products or services and on a recurring basis. In addition, AltaGas seeks to include credit mitigation clauses in its contracts which allow for AltaGas to obtain financial or performance assurances from counterparties under certain circumstances. AltaGas provides an allowance for doubtful accounts in the normal course of its business.

AltaGas has credit risk relating to numerous industrial, commercial and institutional counterparties. AltaGas seeks to contract with diversified counterparties to avoid excessive concentration of risk associated with any particular industry or counterparty.

Collateral

AltaGas is able to obtain unsecured credit limits from its counterparties in order to lock in baseload electricity margins and also to procure natural gas supply and services for its energy services business. If counterparties' credit exposure to AltaGas exceeds the unsecured credit limits granted, AltaGas may have to provide collateral in the form of letters of credit. AltaGas mitigates this risk through negotiation of contractual terms with counterparties related to unsecured credit, and diversification of electricity sales and natural gas purchases among a number of counterparties. Through accepted industry practices, AltaGas performs sensitivity analysis to ensure the Trust has sufficient bank lines of credit available to withstand commodity price movements that may require AltaGas to provide counterparties with letters of credit.

REP Agreements

If AltaGas becomes insolvent or is in material default under the terms of the Rep Agreements for an extended period, effective ownership of the natural gas processing plant within the Harmattan Complex can be claimed by the original Harmattan Complex owners for a nominal fee. Accordingly, under these circumstances, AltaGas could lose its investment in the natural gas processing plant, excluding the Caroline Pipeline and various ancillary facilities that are owned 100 percent by AltaGas. In addition, if the Rep Agreements are terminated by the producers prior to June 1, 2009 due to a default by AltaGas, AltaGas will retain certain environmental liabilities which have accrued up to the date of termination.

Harmattan Complex - Environment

Management has identified environmental issues associated with the prior activities of the Harmattan Complex. There are indications of significant groundwater and soil contamination resulting from the Harmattan Complex's prior activities. There is a risk that the costs of addressing these environmental issues could be significant. An environmental allocation agreement is in place with the former operator which allocates the liability. This agreement significantly reduces the soil contamination liability and eliminates the groundwater contamination liability to AltaGas.

Labour Relations

The operations and maintenance staff at the Younger Extraction Plant are members of the Communications, Energy and Paperworkers' Union of Canada. Labour disruptions could restrict the ability of the plant to process natural gas and produce NGLs and therefore affect AltaGas' cash flow, net income and cash available for distribution.

Aboriginal Land Claims

Aboriginal peoples have claimed aboriginal title and rights to a substantial portion of the lands in western Canada. Such claims, if successful, could have a significant adverse effect on natural gas production in Alberta and British Columbia which could have a materially adverse effect on the volume of natural gas processed at AltaGas' facilities or on development of new facilities for gathering and processing, power generation or extraction and transmission.

Crown Duty to Consult First Nations

The federal and provincial governments in Canada have a duty to consult and, where appropriate, accommodate aboriginal people where the interests of the aboriginal peoples may be affected by a Crown action or decision. Accordingly, the Crown's duty may result in regulatory approvals being delayed or not being obtained.

Construction and Development

The development and future operation of natural gas and power generation facilities can be affected adversely by changes in government policy and regulation, environmental concerns, increases in capital and construction costs, increases in interest rates and competition in the industry. In the event that any one of these factors emerges, the actual results may vary materially from projections, including projections of costs, natural gas facility utilization or throughput, power production, future revenue and earnings.

The development of AltaGas' natural gas facility and power projects and their future operations are subject to changes in the policies and laws of both Canadian and U.S. federal, provincial and state governments, including regulations relating to the environment, land use, health, culture, conflicts of interest with other parties and other matters beyond the direct control of AltaGas.

Weather and Long Term Wind or Hydrology Data

AltaGas' run-of-river power projects once built may be subject to significant variations in the stream flow necessary for power generation. AltaGas relies on hydrological studies and data to confirm that sufficient water flow is available to generate sufficient electricity to determine the economic viability of its projects. There can be no assurance that the long-term historical water availability will remain unchanged or that no material hydrologic event will impact the hydrologic

conditions that exist within the watersheds. Annual and seasonal deviations from the long-term average can be significant.

AltaGas' wind power projects once built may be subject to significant variations in wind which could affect the amount of power generated. AltaGas relies on wind studies and data to confirm that sufficient wind flows are available to generate sufficient electricity to determine the economic viability of its projects. There can be no assurance that the long-term historical wind patterns will remain unchanged. Annual and seasonal deviations from the long-term average can be significant.

ENVIRONMENTAL REGULATION

The natural gas gathering and processing industry and the power generation industry are subject to environmental regulation pursuant to local, provincial, state, territorial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and natural gas industry operations. Due to the highly toxic and corrosive nature of sour gas, numerous extra regulatory precautions are applied to sour gas wells, processing facilities and pipelines. Environmental legislation can affect the operation of facilities and limit the extent to which facility expansion is permitted. In addition, provincial, territorial and federal legislation requires that facility sites and pipelines be abandoned and reclaimed to the satisfaction of provincial authorities and local landowners. A breach of such legislation may result in the imposition of fines, the issuance of clean-up orders or the shutting down of facilities and pipelines.

AltaGas takes its responsibility to protect the environment in which it operates very seriously. Its mandate is to fully comply with all environmental laws and regulations and to immediately and efficiently deal with any environmental incidences.

On April 26, 2007, the federal government proposed a plan entitled *"Turning the Corner"* for addressing greenhouse gas emissions. Elaboration on this plan was released March 10, 2008. Under this plan, facilities with greenhouse gas emissions exceeding a threshold level will be required to reduce their net greenhouse gas emissions intensity by 18 percent (relative to 2006 levels) by 2010. Compliance options include making operating improvements, participating in domestic emissions trading, buying a domestic offset to apply against the emission total, buying a Certified Emissions Reductions credit through the Kyoto Protocol's Clean Development Mechanism up to a prescribed maximum amount or contributing to an independent, third-party-administered fund that will invest in technology to reduce greenhouse gas emissions in Canada. Until the relevant legislation and regulations are enacted, AltaGas is not in a position to accurately determine the impact of any federal requirement to reduce greenhouse gas emission levels on its financial position.

On March 8, 2007 the Alberta government introduced the *Climate and Emissions Management Amendment Act* and the Specified Gas Emitters Regulation. The act came into force April 20, 2007 and the Specified Gas Emitters Regulation took effect July 1, 2007. The regulation applies to large emitter facilities producing a minimum of 100,000 tonnes of annual greenhouse gas emissions. Large emitters with 8 or more years of commercial operation must achieve annual emissions intensity reductions of 12 percent relative to a baseline emissions intensity established for the facility December 31, 2007. Annual emissions intensity reduction targets are phased in for newer facilities. Compliance options include making operating improvements, buying or developing an Alberta-based offset to apply against the emission total or contributing to the Alberta Government's new Climate Change and Emissions Management Fund that will invest in technology to reduce greenhouse gas emissions in the province. Owners of facilities that do not achieve the necessary reduction through operating improvements or offsets must pay $15 per tonne into the Climate Change and Emissions Management Fund or they may be subject to fines and penalties.

AltaGas has completed an assessment program of its larger field gathering and processing facilities to quantify the current levels of greenhouse gas emissions. Only the Harmattan Complex is subject to the Alberta regulation as its greenhouse emissions are above 100,000 tonnes per year. Management's initial calculations for emission intensity for 2008 indicate that the emissions from the Harmattan Complex are below its target intensity and therefore will not be subject to any penalty, but will qualify for credits.

AltaGas has completed an assessment of its facilities that do not qualify as large emitters under the Specified Gas Emitters Regulation and identified several opportunities to create offsets which could be used to mitigate some of the costs associated with greenhouse gas emissions from the Sundance B facility. The process of verification and documentation of these offsets has been initiated and AltaGas expects this process to be completed later in 2009.

The Sundance B Plant is a large emitter and TransAlta, as the facility owner, must ensure that facility complies with the Regulation. The Sundance B PPAs require TransAlta to take all reasonable steps as agreed to by ASTC, and at the cost of ASTC, to minimize any decrease in revenues or increase in the fixed or variable costs resulting from a Change in Law as that term is defined in the PPAs. AltaGas' share of the cost of compliance in 2008 was approximately $5.30 million.

On February 6, 2006 the Alberta government passed a regulation under the Alberta *Environmental Protection and Enhancement Act* related to control of mercury emissions from coal-fired power plants. Holders of approvals to operate a coal-fired power plant were required to submit a proposal in accordance with the regulation for a mercury emissions control program at their coal-fired plant prior to April 1, 2007.

TransAlta submitted a mercury emission control program for the Sundance generating station to Alberta Environment on March 29, 2007. The proposal to control mercury emissions suggested that further testing was required before selecting a technology choice. ASTC has been working with TransAlta since 2005 to identify a mercury reduction technology that will reduce mercury emissions by a minimum of 70 percent before January 1, 2011. AltaGas expects that TransAlta will have the appropriate technology choice in place in order to meet their regulatory compliance obligations.

DISTRIBUTIONS

The Trust and AltaGas LP #1 pay cash distributions on or about the 15th day of each month, or if that date is not a business day then the following business day, to unitholders of record on the 25th day of the previous month, or if that day is not a business day the following business day.

Distribution levels are reviewed periodically by the Board of Directors, giving consideration to the ongoing sustainable distributable cash flow as impacted by the consolidated net income, maintenance and growth capital and debt repayment requirements of the Trust. The Trust targets to pay substantially all of its ongoing sustainable distributable cash through regular monthly distributions made to unitholders.

The Trust's distributions may be limited by its debt covenants under the $75,000,000 Extendible Revolving Term Credit Facility Credit Agreement and the $300,000,000 Extendible Revolving Term Credit Facility Credit Agreement, which was increased in January 2008 to $375,000,000, the $250,000,000 Unsecured Credit Facility put in place in March 2008 and the expected new credit facility announced February 25, 2009 (see "Material Contracts"), if a default or event of default exists or would be reasonably expected to exist upon or as a result of making such distribution, or if such distribution would cause the aggregate distributions made during the 12-month period ending on the date of such distribution to exceed the cumulative distributable cash for such period.

In addition, the Declaration of Trust provides that, if necessary, on December 31 of each year, the Trust will distribute an additional amount such that the Trust will not be liable for ordinary income taxes for such year. For income tax purposes, 87.72 percent of the cash distributions declared in 2008 will be taxed as other income (investment income), 0.19 percent as dividend income and the remaining 12.09 percent classified as return of capital.

The following table summarizes the monthly cash distributions of the Trust during 2006, 2007 and 2008. On September 17, 2007 all unitholders received a special distribution of one share of AltaGas Utility Group Inc. for every 100 Trust units held on August 27, 2007, for additional value of $0.076 per unit.

Record Date	Payment Date	Distribution per Unit
January 25, 2008	February 15, 2008	$0.175
February 25, 2008	March 17, 2008	$0.175
March 25, 2008	April 15, 2008	$0.175
April 25, 2008	May 15, 2008	$0.175
May 26, 2008	June 16, 2008	$0.175
June 25, 2008	July 15, 2008	$0.175
July 25, 2008	August 15, 2008	$0.175
August 25, 2008	September 15, 2008	$0.180
September 25, 2008	October 15, 2008	$0.180
October 27, 2008	November 17, 2008	$0.180
November 25, 2008	December 15, 2008	$0.180
December 29, 2008	January 15, 2009	$0.180
Total 2008 Cash Distributions Declared		**$2.125**
January 25, 2007	February 15, 2007	$0.170
February 26, 2007	March 15, 2007	$0.170
March 26, 2007	April 16, 2007	$0.170
April 25, 2007	May 15, 2007	$0.170
May 25, 2007	June 15, 2007	$0.170
June 25, 2007	July 16, 2007	$0.170
July 25, 2007	August 15, 2007	$0.170
August 27, 2007	September 17, 2007[(1)]	$0.175
September 25, 2007	October 15, 2007	$0.175
October 25, 2007	November 15, 2007	$0.175

Record Date	Payment Date	Distribution per Unit
November 26, 2007	December 17, 2007	$0.175
December 27, 2007	January 15, 2008	$0.175
Total 2007 Cash Distributions Declared		**$2.065**
January 25, 2006	February 15, 2006	$0.160
February 24, 2006	March 15, 2006	$0.160
March 27, 2006	April 17, 2006	$0.165
April 25, 2006	May 15, 2006	$0.165
May 25, 2006	June 15, 2006	$0.165
June 26, 2006	July 17, 2006	$0.165
July 25, 2006	August 15, 2006	$0.165
August 25, 2006	September 15, 2006	$0.170
September 25, 2006	October 16, 2006	$0.170
October 25, 2006	November 15, 2006	$0.170
November 27, 2006	December 15, 2006	$0.170
December 22, 2006	January 15, 2007	$0.170
Total 2006 Cash Distributions Declared		**$1.995**

Note:

(1) Distributions paid in September 2007 do not include $0.076 per unit paid to unitholders in the form of shares of Utility Group as a special distribution.

DISTRIBUTION REINVESTMENT PLAN

The Trust has adopted a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan for holders of Trust units and holders of Exchangeable units.

The Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan, as may be amended from time to time, provides eligible holders of Trust units and Exchangeable units with the opportunity to reinvest the cash distributions paid by the Trust or AltaGas LP #1 on their units towards the purchase of new Trust units at a 5 percent discount to the Average Market Price of the Trust units, as defined below, on the applicable distribution payment date (the distribution reinvestment component of the Plan) or to elect to exchange such Trust units for a cash payment equal to 102 percent of such distributions on such date (the premium distribution component of the Plan). The Trust unitholder Plan also provides Trust unitholders who are enrolled in either the distribution reinvestment component or the premium distribution component of the Plan with the opportunity to purchase new Trust units at the Average Market Price (with no discount) on the applicable distribution payment date (the optional cash payment component of the Plan). Each of the components of the Plan is subject to prorating and other limitations on availability of new Trust units in certain events.

The "Average Market Price", in respect of a particular distribution payment date, refers to the arithmetic average (calculated to four decimal places) of the daily volume weighted average trading prices of Trust units on the TSX for the trading days on which at least one board lot of Trust units is traded during the period beginning on the later of the 21st business day preceding a distribution payment date and the second business day following the record date applicable to such distribution payment date and ending on the second business day preceding such distribution payment date. Such trading prices will be appropriately adjusted for certain capital changes (including Trust unit subdivisions, Trust unit consolidations, certain rights offerings and certain distributions).

No brokerage commissions will be payable in connection with the purchase of Trust units under the distribution reinvestment component of the plan or optional unit purchase component of the plan and all administrative costs under the Plan are borne by the Trust. Proceeds received by the Trust upon the issuance of additional Trust units under the Distribution Reinvestment Plan will be used by AltaGas for future acquisitions, capital improvements and working capital. Unitholders resident outside of Canada are not entitled to participate in the Plan. Upon ceasing to be a resident of Canada, unitholders will be required to terminate their participation in the Plan.

On August 1, 2007 the Trust announced that it had suspended the Premium component of the Distribution Reinvestment Plan effective with the August 15, 2007 distribution payment. The regular component of the Distribution Reinvestment Plan remained in effect.

MARKET FOR SECURITIES

The following chart provides the reported high and low trading prices and volume of Trust units traded by month from January to December 2008 as reported by the TSX:

Month	High	Low	Volume
January	$26.59	$23.15	4,144,705
February	$25.55	$22.76	3,716,908
March	$25.63	$23.10	4,003,513
April	$25.14	$23.65	3,174,003
May	$27.36	$24.03	3,166,735
June	$27.50	$25.61	2,925,813
July	$25.84	$22.90	1,888,734
August	$25.50	$23.65	1,691,254
September	$26.91	$21.06	3,286,838
October	$23.85	$13.66	6,607,699
November	$21.33	$15.14	3,809,441
December	$17.55	$13.50	3,274,191

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table summarizes selected financial information for the last three financial years:

Year ended and as at December 31 *($ millions unless otherwise indicated)*	**2008**	**2007**	**2006**
Revenue			
Extraction and Transmission	430.1	142.9	149.1
Field Gathering and Processing	154.4	135.1	139.1
Energy Services	1,058.7	182.5	199.4
Power Generation	223.5	1,022.5	948.9
Corporate	1.9	6.2	4.4
Intersegment Eliminations	(62.8)	(60.8)	(78.3)
	1,805.8	1,428.4	1,362.6
Net revenue			
Extraction and Transmission	176.2	67.4	63.2
Field Gathering and Processing	143.9	127.4	129.7
Energy Services	14.1	104.2	99.6
Power Generation	129.0	20.9	24.7
Corporate	12.9	6.2	4.4
Intersegment Elimination	0.4	(2.1)	(2.7)
	476.5	324.0	318.9
EBITDA	256.4	173.7	173.1
- per unit (basic)	$3.73	$3.03	$3.12
Net income	163.6	108.8	114.5
- per unit (basic)	$2.38	$1.90	$2.06
Cash from operations	205.4	183.3	146.9
- per unit (basic)	$2.99	$3.19	$2.65
Funds from operations	217.1	162.9	161.7
- per unit (basic)	$3.16	$2.84	$2.91
Total assets	2,163.6	1,172.7	1,109.6
Total debt	582.0	220.7	265.5

CREDIT AND STABILITY RATINGS

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of an obligation. Stability ratings are intended to convey the opinion of a rating agency in respect of the relative stability and sustainability of an income trust's distribution stream when compared to other rated Canadian income trusts.

S&P and DBRS are rating agencies that provide credit ratings. These rating agencies' ratings for debt instruments range from a high of AAA to a low of D and for stability ratings range from a high of SR-1 (S&P) / STA-1 (DBRS) to a low of SR-7 (S&P) / STA-7 (DBRS). S&P also assigns a corporate rating which ranges from a high of AAA to a low of D.

On January 17, 2007, DBRS rated the medium-term notes issued by the Trust at BBB (low) with a Positive trend. On November 12, 2007, DBRS placed the medium-term notes and the Trust's stability rating "Under Review with Developing Implications" following the announcement that AltaGas had agreed to acquire all of the outstanding units of Taylor. This removed the positive trend placed on the medium term notes' rating on December 19, 2006.

On January 10, 2008, following the closing of the acquisition of Taylor, DBRS confirmed the medium-term notes and stability ratings at BBB (low), with a Stable trend, and STA-3 (middle), respectively. This removed the ratings from "Under Review with Developing Implications".

On July 10, 2008 S&P upgraded its outlook on its BBB- rating from stable to positive on AltaGas corporate credit and senior unsecured debt. S&P rates the Trust's senior unsecured debt at BBB- and AltaGas long-term corporate credit at BBB-. The Trust has a stability rating of SR-3 from S&P.

On September 17, 2008 DBRS upgraded its medium-term note rating to BBB (low) with a positive trend from a stable trend. DBRS confirmed the stability ratings at STA-3 (middle) on AltaGas corporate credit and senior unsecured debt.

According to the DBRS rating system, debt securities rated BBB are of adequate credit quality. Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities. "High" or "low" grades are used to indicate the relative standing within a particular rating category. A stability rating of STA-3 is considered to have good stability and sustainability of distributions per unit. The stability rating is further separated into high, middle and low to indicate where within the ratings category the trust falls. Seven areas are reviewed and assigned a ranking of superior, moderate or weak in determining the overall stability rating. The areas reviewed are operating and industry characteristics, asset quality, financial flexibility, diversification, size and market position, sponsorship and governance, and growth.

According to the S&P rating system, an obligor rated BBB has adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. A stability rating of SR-3 indicates that the Trust has a high level of distributable cash flow generation stability relative to other income funds in the Canadian marketplace.

The credit ratings accorded to the securities by the rating agencies are not recommendations to purchase, hold or sell the securities in as much as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

Except as set forth above, neither DBRS nor S&P has announced that it is reviewing or intends to revise or withdraw the ratings on the Trust.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts entered into by the Trust within the most recently completed financial year, or before the most recently completed financial year but which are still material and are still in effect, are the following:

- Declaration of Trust. See "Declaration of Trust and Description of Units";
- Holding Trust Note Indenture. See "Holding Trust – Holding Trust Notes";
- Administration Agreement. See "Management of the Trust – Administration Agreement";

- Delegation Agreement. See "Management of the Trust – Delegation Agreement";
- Voting and Exchanging Trust Agreement. See "Declaration of Trust and Description of Units – Special Voting Units";
- Unanimous Shareholders' Agreement. See "Unanimous Shareholder Agreement";
- Support Agreement. See "Management of The Trust – Administration Agreement";
- $75,000,000 Extendible Revolving Term Credit Facility Credit Agreement. This is an unsecured three-year extendible revolving letter of credit facility with The Bank of Nova Scotia maturing on September 30, 2010. AltaGas may borrow up to $25.0 million by way of prime loans, U.S. base rate loans, LIBOR loans or bankers' acceptances on the letter of credit facility. Borrowing on the facility bear fees and interest at rates relevant to the nature of the draw made;
- $375,000,000 Extendible Revolving Term Credit Facility Credit Agreement, which was increased from $300,000,000 in January 2008. This is an unsecured extendible revolving three-year credit facility with Royal Bank of Canada, Canadian Imperial Bank of Commerce, Bank of Montreal, The Bank of Nova Scotia, Alberta Treasury Branches and National Bank of Canada maturing on September 30, 2010. Borrowings on the facility can be by way of prime loans, U.S. base rate loans, LIBOR loans, bankers' acceptances or documentary credits. Borrowings on the facility bear fees and interest at rates relevant to the nature of the draw made;
- Trust Indenture between the Trust and Computershare Trust Company of Canada dated May 12, 2005 related to the issuance and sale of debentures pursuant to the Trust's medium-term note program; and
- $250,000,000 Unsecured 18-month Credit Facility, put in place March 2008 with a syndicate of Canadian chartered banks. Borrowings on the facility bear fees and interest rates relevant to the nature of the draw and the facility matures on September 28, 2009.

Copies of each of these documents have been filed on SEDAR at www.sedar.com.

On February 25, 2009, AltaGas announced that it had secured commitments for a new $250,000,000 credit facility with a syndicate of chartered banks. The new credit facility is expected to close in the first week of March 2009. AltaGas stated that it intends to use the new credit facility to retire the existing $250,000,000 credit facility which matures on September 28, 2009. After closing the new credit agreement will be filed on SEDAR at www.sedar.com.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The General Partner and AltaGas Ltd. are not aware of any material interest, direct or indirect, of any director or officer of the General Partner or AltaGas Ltd., any director or officer of a corporation that is an insider or subsidiary of the Trust, or any other insider of the Trust, or any associate or affiliate of any such person, in any transaction since the commencement of the Trust's last three completed financial years, or in any proposed transaction, that has materially affected or would materially affect the Trust or any of its subsidiaries.

LEGAL PROCEEDINGS

AltaGas Ltd. is not aware of any material legal proceedings to which the Trust or its affiliates is a party or to which their property is subject.

INTERESTS OF EXPERTS

The auditors of the Trust are Ernst & Young LLP, Chartered Accountants, 1000, 440-2nd Ave. S.W., Calgary, Alberta T2P 5E9. Ernst & Young LLP is independent in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta.

ADDITIONAL INFORMATION

Additional information, including directors and officers remuneration and indebtedness, principal holders of the Trust's securities, options to purchase the Trust's securities, and interests of insiders in material transactions, where applicable, is contained in the Trust's 2009 Information Circular, which is expected to be filed on or about March 20, 2009 in connection with the Annual and Special Meeting of unitholders to be held April 21, 2009.

Additional financial information is contained in the Trust's consolidated financial statements for the year ended December 31, 2008 and management's discussion and analysis contained in the 2008 Annual Report of the Trust.

The Trust routinely files all required documents through the SEDAR system and on its own website. Internet users may retrieve such material through the SEDAR website www.sedar.com. The Trust's website is located at www.altagas.ca, but the Trust's website is not incorporated by reference into this Annual Information Form.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the Trust units and Exchangeable units is Computershare Trust Company of Canada, 600, 530-8th Avenue S.W., Calgary, Alberta T2P 3S8, Tel: 1-800-564-6253.

The registrar and trustee for the Trust's medium-term notes is Computershare Trust Company of Canada, 710, 530-8th Avenue S.W., Calgary, Alberta T2P 3S8, Tel: 1-800-564-6253.

EFFECTIVE DATE

Unless otherwise specifically herein provided, the information contained in this Annual Information Form is stated as at December 31, 2008.

SCHEDULE A: AUDIT COMMITTEE MANDATE

I. Constitution

The Board of Directors (the "Board") of AltaGas General Partner Inc. (the "General Partner" or the "Corporation") in accordance with the Delegation Agreement among the Trust, the General Partner and the Trustee, has established an Audit Committee (the "Committee") to serve as the Audit Committee of the Trust. Such Committee shall be in compliance with the guidelines for corporate governance of The Toronto Stock Exchange ("TSX") and any regulatory or legal authority having jurisdiction over the Trust.

The Committee shall supervise the audit of the Trust's financial records and will ensure the adequacy and effectiveness of its policies and procedures regarding the Trust's financial reporting, internal accounting, financial controls, management information and risk management.

II. Membership

Following each annual meeting of unitholders of the Trust, the Board shall elect from its Members, not less than three (3) Directors to serve on the Committee (the "Members"). The Members and the Chair of the Committee are nominated and elected by the Board. Every Audit Committee Member must be:

- A Director of the Corporation;
- Independent; and
- Financially literate.

No Member of the Committee shall be an officer or employee of the Corporation or any other subsidiary or affiliate of the Trust. Any Member may be removed or replaced at any time by the Board and shall cease to be a Member upon ceasing to be a Director of the Corporation. Each Member shall hold office until the Member resigns or is replaced, whichever first occurs.

The Board will appoint a Member as Chair of the Committee on an annual basis.

The Corporate Secretary of AltaGas Ltd. shall be secretary to the Committee unless the Committee directs otherwise.

III. Meetings

The Committee shall convene no less than four times per year at such times and places designated by its Chair or whenever a meeting is requested by a Member, the Board, or an officer of the Corporation or of AltaGas Ltd. A minimum of twenty-four (24) hours notice of each meeting, plus a copy of the proposed agenda, shall be given to each Member. The Corporate Secretary and Members of management shall attend whenever requested to do so by a Member.

A meeting of the Committee shall be duly convened if two Members are present. Where the Members consent, and proper notice has been given or waived, Members of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other, and a Member participating in such a meeting by any such means is deemed to be present at that meeting.

In the absence of the chair of the Committee, the Members may choose one (1) of the Members to be the chair of the meeting.

The external auditor will be given notice of and be provided the opportunity to attend every meeting of the Committee.

The Audit Committee will hold in camera sessions with management, the internal and external auditors as may be deemed appropriate by the Members.

Minutes shall be kept of all meetings of the Committee by the Corporate Secretary or designate of the Corporate Secretary.

IV. Duties and Responsibilities

The Committee shall, as permitted by and in accordance with the requirements of the *Canada Business Corporations Act*, the Delegation Agreement, the Articles and By-Laws of the Corporation and any legal or regulatory authority having jurisdiction, periodically assess the adequacy of procedures for the public disclosure of financial information and review on behalf of the Board and report to the Board the results of its review and its recommendation regarding all

material matters of a Financial Reporting and Audit nature, including, but not limited to the following main subject areas:

(a) Financial Statements, including Managements Discussion and Analysis;

(b) Reports to Unitholders and others;

(c) Annual and Interim Press releases regarding financial results;

(d) Internal controls;

(e) Audits and reviews of financial statements of the Trust and its subsidiaries;

(f) Filings to securities regulators;

(g) Review and approval of issuer's hiring policies re: current and former partners and employees of the external auditor;

(h) Pre-approve non-audit work undertaken by the external audit firm;

(i) Accounting and Auditing Irregularity Reporting Policy; and

(j) Commodity risk management and related policies.

The Committee shall ensure satisfactory procedures for receipt, retention and resolution of complaints and for the confidential, anonymous submission by employees regarding any accounting, internal accounting controls or auditing matters.

The full Board will be kept informed of the Committee's activities by a report at each regular meeting of the Board.

The Committee will review the relevance and adequacy of this Mandate on at least an annual basis and will provide recommendations to the Governance Committee of the Board.

V. External Auditor

The Audit Committee shall recommend the appointment of the external auditor annually. Once appointed by the Unitholders, the external auditor shall report directly to Audit Committee.

The Audit Committee shall pre-approve all non-audit services provided by the external auditor, and shall have direct responsibility for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services, including the resolution of disagreements between the external auditor and management.

VI. Relations with Management

The Committee will ensure that it coordinates its activities with the Chief Financial Officer on audit and financial matters and will:

- Meet regularly with Management to discuss areas of concern;
- Review and assess the quality of the executives involved in financial reporting process; and
- Ensure Management provides adequate funding to the Committee so that it may independently engage and remunerate the Auditor and any advisors.

VII. Committee Timetable

The major activities of the Committee will be outlined in an annual Schedule.

SEC File # 82-34911

AltaGas

AltaGas Income Trust
1700, 355 - 4th Avenue S.W.
Calgary, AB T2P 0J1
Tel: 403-691-7575
Fax: 403-691-7576
www.altagas.ca

SEC File # 82-34911

RECEIVED
2009 JUN -4 A 1:2

AltaGas

NEWS RELEASE

ALTAGAS CLOSES NEW $250 MILLION CREDIT FACILITY

Calgary, Alberta (March 10, 2009) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that it has closed its previously announced $250 million credit facility with a syndicate of eight banks. The credit facility retires a $250 million credit facility that would have matured in September 2009, and has an 18-month term, expiring on August 13, 2010. The Trust received strong bank support for the facility with commitments exceeding $250 million.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Adrianne Hartley
(403) 691-9873
adrianne.hartley@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

CERTIFICATE OF COMPLIANCE

TO: The Securities Commission or other Securities Regulatory Authority in each of the Provinces of Canada

RE: Annual Undertaking Pursuant to National Policy 41-102 "Income Trusts and Other Indirect Offerings" to be filed Concurrently with the Annual Financial Statements

AltaGas Ltd. ("**AltaGas**"), in its capacity as the administrator of AltaGas Income Trust (the "**Trust**"), hereby certifies for and on behalf of the Trust that the Trust has complied with the undertaking dated June 3, 2004, given by the Trust in relation to the offering of trust units by way of a short form prospectus of the Trust dated June 3, 2004, except any references therein to Ontario Securities Commission Rule 61-501 and Quebec Policy Statement Q-27 should be read as references to Multilateral Instrument 61-101 "Protection of Minority Security Holders in Special Transactions", from and after February 1, 2008 .

DATED March 12th, 2009.

ALTAGAS INCOME TRUST, by its administrator, ALTAGAS LTD.

By: *"David W. Cornhill"*

David W. Cornhill
Chairman and Chief Executive Officer

SEC File # 82-34911

AltaGas

ALTAGAS INCOME TRUST

Notice of Meeting

and

Management Information Circular

for the

ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

to be held on April 21, 2009

Dated March 3, 2009

AltaGas

SEC File # 82-34911

ALTAGAS INCOME TRUST

March 3, 2009

Dear Unitholder:

Please accept this as my personal invitation for you to attend the Annual and Special Meeting of the unitholders of AltaGas Income Trust (the "**Trust**") to be held on Tuesday, April 21, 2009 at 3:00 p.m. (Calgary time) at the Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta.

The Notice of Meeting and Management Information Circular attached to this letter provide details as to the formal business items to be considered at the meeting, as well as information on the Trust's executive compensation and approach to governance. In addition to the formal business items, I will be presenting an overview of the Trust's results for the financial year ended December 31, 2008 and discussing the Trust's strategy for the future. The meeting is also an opportunity for you to meet the board of directors of AltaGas General Partner Inc. and the senior executives of AltaGas Ltd.

If you are unable to attend the meeting in person, I encourage you to complete the enclosed form of proxy or, if applicable, voting instruction form and return it within the time frames indicated so that your vote is counted at the meeting. If you are unable to attend the meeting in person, you may also listen to a live webcast, which will be available on the Trust's website at www.altagas.ca commencing at 3:00 p.m. (Calgary time) on Tuesday, April 21, 2009; however you will not be able to vote or otherwise participate in the meeting via the webcast.

Information concerning the Trust's consolidated financial and operational performance for the financial year ended December 31, 2008 is presented in the 2008 Annual Report. Further information is available on the Trust's website at www.altagas.ca.

I appreciate your continued support of the Trust, and look forward to seeing you at the meeting.

Yours truly,

ALTAGAS INCOME TRUST, by its administrator, ALTAGAS LTD.

"David W. Cornhill"
David W. Cornhill
Chairman and Chief Executive Officer

AltaGas

ALTAGAS INCOME TRUST

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS TO BE HELD ON APRIL 21, 2009

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "**Meeting**") of the holders ("**Unitholders**") of trust units ("**Trust Units**") of AltaGas Income Trust (the "**Trust**") will be held at the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta, on Tuesday, April 21, 2009, at 3:00 p.m. (Calgary time) for the following purposes:

1. to receive the annual report of the directors of AltaGas General Partner Inc. (the "**General Partner**"), on behalf of the Trust, to the Unitholders and the consolidated financial statements of the Trust for the year ended December 31, 2008 and the auditors' report thereon;

2. to fix the number of directors of the General Partner, to consider the nominees standing for election as directors of the General Partner and to direct Computershare Trust Company of Canada, as trustee of the Trust, to cause the election of the directors of the General Partner;

3. to appoint Ernst & Young LLP as auditors of the Trust and to authorize the directors of the General Partner to fix Ernst & Young LLP's remuneration in that capacity;

4. to consider and, if thought fit, to pass an ordinary resolution in the form set forth in the enclosed Management Information Circular of the Trust dated March 3, 2009 (the "**Circular**"), approving all unallocated options to acquire Trust Units under the Trust's Trust Unit Option Plan;

5. to consider and, if thought fit, to pass an ordinary resolution approving an amendment to the Trust's Trust Unit Option Plan to limit the number of options issuable to non-employee directors to one (1%) percent of the then issued and outstanding Trust Units, including exchangeable limited partnership units, and to limit the value of options issuable to non-employee directors to $100,000 within any fiscal year;

6. to consider and, if thought fit, to pass an ordinary resolution in the form set forth in Schedule B to the Circular approving amendments to the amendment provisions of the Trust's Trust Unit Option Plan; and

7. to transact such other business as may properly be brought before the Meeting or any adjournment(s) thereof.

Information relating to the matters to be brought before the Meeting is set forth in the Circular which accompanies this notice and which is expressly made a part of this notice.

DATED at Calgary, Alberta, as of the 3rd day of March, 2009.

BY ORDER OF THE BOARD OF DIRECTORS of ALTAGAS GENERAL PARTNER INC., for and on behalf of ALTAGAS INCOME TRUST

"David W. Cornhill"
David W. Cornhill
Chairman and Chief Executive Officer

Unitholders of record at the close of business on February 26, 2009 (the "Record Date") will receive notice of, and be entitled to attend and vote at, the Meeting. No Unitholder who becomes a Unitholder after the Record Date will be entitled to attend or vote at the Meeting.

A Unitholder who is unable to attend the Meeting in person is requested to complete and sign the enclosed form of proxy and to deliver it by regular mail to Computershare Trust Company of Canada, 100 University Ave., 9th Floor, Toronto, Ontario M5J 2Y1 (or to send it by courier or hand delivery to Computershare Trust Company of Canada's Calgary office at 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8). In order to be valid and acted upon at the Meeting, the form of proxy must be received no later than 3:00 p.m. (Calgary time) on the second business day before the date of the Meeting or any adjournment(s) thereof or be deposited with the Chairman of the Meeting prior to its commencement.

Holders of Class B limited partnership units ("LP #1 B Units") in the capital of AltaGas Holding Limited Partnership No. 1 of record at the close of business on the Record Date will be entitled to receive notice of, and to attend and vote at, the Meeting.

Holders of LP #1 B Units who are unable to attend the Meeting in person are requested to complete and sign the enclosed Voting Instruction Form and deliver it by regular mail to Computershare Trust Company of Canada, 100 University Ave., 9th Floor, Toronto, Ontario M5J 2Y1 (or to send it by courier or hand delivery to Computershare Trust Company of Canada's Calgary office at 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8). In order to be valid and acted upon at the Meeting, the Voting Instruction Form must be received no later than 3:00 p.m. (Calgary time) on the second business day before the date of the Meeting or any adjournment(s) thereof or be deposited with the Chairman of the Meeting prior to its commencement.

TABLE OF CONTENTS

SEC File # 82-34911

AltaGas

SEC File # 82-34911

ALTAGAS INCOME TRUST

MANAGEMENT INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

Solicitation of Proxies

This management information circular ("Information Circular") is furnished in connection with the solicitation of proxies on behalf of Computershare Trust Company of Canada (the "Trustee") in its capacity as trustee of AltaGas Income Trust (the "Trust") by AltaGas General Partner Inc. (the "General Partner"), the delegate of the Trustee, for use at the Annual and Special Meeting (the "Meeting") of the holders ("Unitholders") of trust units ("Trust Units") of the Trust to be held at the Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta, on Tuesday, April 21, 2009, at 3:00 p.m. (Calgary time) and at any adjournment(s) thereof for the purposes set out in the accompanying notice of meeting (the "Notice of Meeting"). Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or e-mail by regular employees of AltaGas Ltd. ("**AltaGas**"). Pursuant to National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer*, arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of the Trust Units and the Exchangeable Units (as hereinafter defined). The cost of any such solicitation will be borne by the Trust. Information contained herein is given as of the date hereof unless otherwise specifically stated.

The Voting and Exchange Trustee (as hereinafter defined) has sent copies of the Notice of Meeting to the holders of the Exchangeable Units, together with copies of this Information Circular and the related meeting materials and a statement as to the manner in which those holders may instruct the Voting and Exchange Trustee to exercise the votes attaching to the Special Voting Unit (as hereinafter defined) entitled. Where applicable, "Unitholders" herein means the holders of Trust Units and the Voting Exchange Trustee, as holder of the Special Voting Unit.

For the purpose of this Information Circular, unless the context otherwise requires, capitalized terms shall have the meanings ascribed to those terms in the declaration of trust dated as of March 26, 2004, between the initial Unitholder and the Trustee, as amended by a first supplemental indenture dated as of April 30, 2004 (the declaration of trust, as amended, being referred to herein as the "**Declaration of Trust**"). A copy of the Declaration of Trust is available to Unitholders from the head office of AltaGas on demand and upon payment of reasonable reproduction costs or alternatively under the Trust's profile at www.sedar.com.

Appointment of Proxy

Unitholders who wish to vote their Trust Units should complete, sign and deliver by regular mail the enclosed form of proxy to the Trust's registrar and transfer agent, Computershare Trust Company of Canada ("**Computershare**"), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 Attention: Proxy Department (or send it by courier or hand delivery to Computershare's Calgary office at 600, 530 - 8th Avenue S.W., Calgary, Alberta T2P 3S8). In order to be valid and acted upon at the Meeting, a form of proxy must be received no later than 3:00 p.m. (Calgary time) on the second business day before the date of the Meeting or any adjournment(s) thereof or be deposited with the Chairman of the Meeting prior to the commencement thereof. By a resolution of the board of directors of the General Partner (the "**board of directors**"), the record date for the Meeting has been established as February 26, 2009 (the "**Record Date**"). Only Unitholders of record as at the close of business on the Record Date will receive notice of, and be entitled to attend and vote at, the Meeting. A Unitholder of record on the Record Date will be entitled to vote those Trust Units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date, even though the Unitholder may subsequently dispose of his or her Trust Units. No Unitholder who has become a Unitholder after the Record Date shall be entitled to attend or vote at the Meeting or any adjournment(s) thereof.

The document appointing a proxy shall be in writing and shall be executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

A Unitholder submitting a form of proxy has the right to appoint a person to represent him or her at the Meeting (who need not be a Unitholder) other than the persons designated in the form of proxy furnished on behalf of the Trustee by the General Partner. To exercise that right, the name of the Unitholder's appointee should be legibly printed in the blank space provided. In addition, the Unitholder should notify the appointee of his or her appointment, obtain his or her consent to act as appointee and instruct him or her on how the Unitholder's Trust Units are to be voted.

Holders of Exchangeable Units who wish to vote at the Meeting should complete and deliver their voting instructions in the manner contemplated in the Voting Instruction Form provided by the Voting and Exchange Trustee in conjunction with this Information Circular. Those instructions may be delivered by regular mail to Computershare, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 Attention: Proxy Department (or sent by courier or hand delivery to Computershare's Calgary office at 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8). In order to be valid those instructions must be received by the Voting and Exchange Trustee not later than 3:00 p.m. (Calgary time) on the second business day before the date of the Meeting or any adjournment(s) thereof or deposited with the Chairman of the Meeting prior to the commencement thereof.

Only holders of Exchangeable Units of record as at the close of business on the Record Date are entitled to receive notice of, and to direct the Voting and Exchange Trustee regarding voting at, the Meeting. Holders of Exchangeable Units of record on the Record Date will be entitled to direct the voting of the corresponding votes attached to the Special Voting Unit to the extent of the rights attached to the Exchangeable Units included in the list(s) of those holders prepared as at the Record Date, even though any such holder may subsequently dispose of those Exchangeable Units.

Revocation of Proxy

A Unitholder who has submitted a form of proxy as directed hereunder may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which that proxy is to be voted, that person may revoke the proxy and vote in person. In addition to the revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his attorney or authorized agent and deposited either at the office of Computershare at 600, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8 at any time up to 3:00 p.m. (Calgary time) on the last business day before the date of the Meeting, or any adjournment(s) thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment(s) thereof, in either case prior to its commencement, and upon either of those deposits, the proxy is revoked.

A holder of Exchangeable Units who has submitted instructions to the Voting and Exchange Trustee with respect to the exercise of votes attached to the Special Voting Unit may revoke those instructions at any time prior to the exercise thereof. In addition to the revocation in any other manner permitted by law, voting instructions provided to the Voting and Exchange Trustee may be revoked by instrument in writing executed by the holder of the Exchangeable Units or his attorney or authorized agent and deposited with the Voting and Exchange Trustee at 600, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8 at any time up to 3:00 p.m. (Calgary time) on the last business day before the date of the Meeting, or any adjournment(s) thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment(s) thereof, in either case prior to its commencement, and upon either of those deposits, the voting instructions are revoked.

Exercise of Discretion by Proxy

The Trust Units represented by proxy will be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be voted upon, those Trust Units shall be voted on or shall be withheld from voting on any ballot in accordance with the specification so made. **In the absence of any such specification, those Trust Units will be voted in favour of the proposed resolutions contained herein. The persons appointed under the form of proxy furnished on behalf of the Trustee by the General Partner are conferred with discretionary authority with respect to amendments or variations of those matters specified in the proxy and Notice of Meeting and as to other matters which may be properly brought before the Meeting.**

At the time of mailing of this Information Circular, neither the Trustee nor the General Partner knew of any such amendment, variation or other matter.

Each holder of an Exchangeable Unit on the Record Date is entitled to direct the Voting and Exchange Trustee to exercise the part of the Equivalent Vote Amount (as hereinafter defined) attached to the Special Voting Unit corresponding to the Exchangeable Units held by that holder. Alternatively, that holder is entitled to direct the Voting and Exchange Trustee to give a proxy to that holder or his designee to personally exercise those votes or to a designated agent or other representative of the General Partner. **The Voting and Exchange Trustee will exercise each vote attached to the Special Voting Unit only as directed by the holder of an Exchangeable Unit and, in the absence of instructions from a holder as to voting, will not exercise those votes.**

Notice to Beneficial Holders of Trust Units

The information set forth in this section is of significant importance to many Unitholders, as a substantial number of the Unitholders do not hold Trust Units in their own name. Unitholders who do not hold their Trust Units in their own name (referred to herein as "**Beneficial Unitholders**") should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting or any adjournment(s) thereof. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder's name on the records of the Trust. Those Trust Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of those Trust Units are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Trust Units for their clients. The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co., a broker or another nominee, are held.

Applicable regulatory policy requires intermediaries (such as brokers or other nominees) to seek voting instructions from Beneficial Unitholders in advance of Unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting or any adjournment(s) thereof. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. Beneficial Unitholders who wish to appear in person and vote at the Meeting should be appointed as their own representatives at the Meeting in accordance with the directions of their intermediaries. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("**Broadridge**"). Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. The Beneficial Unitholder is requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternatively, the Beneficial Unitholder can call a toll-free telephone number to vote the Trust Units held by the Beneficial Unitholder or access Broadridge's dedicated voting website at www.proxyvotecanada.com to deliver the Beneficial Unitholder's voting instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting or any adjournment(s) thereof. A Beneficial Unitholder receiving a voting instruction form cannot use that voting instruction form to vote Trust Units directly at the Meeting or any adjournment(s) thereof, as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting or any adjournment(s) thereof, as the case may be, in order to have the Trust Units voted.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Trust Units

The Trust is authorized to issue an unlimited number of Trust Units. As at the Record Date, 76,283,955 Trust Units were issued and outstanding. Unitholders of record are entitled to notice of and to attend at the Meeting, in person or by proxy, and to one vote per Trust Unit held on any ballot thereat. All votes on matters to be brought before the Meeting that require approval by a special resolution shall be conducted by a poll.

When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Trust Unit, but if more than one of them shall be present at the Meeting in person or by proxy, and such joint owners or their proxies so present disagree as to any vote to be cast, such vote purporting to be executed by or on behalf of a Unitholder shall be deemed valid unless challenged at or prior to its exercise, and the burden of proving invalidity shall rest on the challenger.

Exchangeable Units

In accordance with a Voting and Exchange Trust Agreement dated May 1, 2004 (the "**Voting and Exchange Trust Agreement**") among the Trust, AltaGas Holding Limited Partnership No. 1 ("**AltaGas LP #1**"), AltaGas Holding Limited Partnership No. 2 ("**AltaGas LP #2**") and Computershare Trust Company of Canada, in its capacity as voting and exchange trustee (the "**Voting and Exchange Trustee**"), the Trust issued a special voting unit (the "**Special Voting Unit**") to the Voting and Exchange Trustee for the benefit of the holders (other than the Trust and its affiliates) of the Class B limited partnership units of AltaGas LP #1 (the "**LP #1 B Units**") and the Class B limited partnership units of AltaGas LP #2 (the "**LP #2 B Units**" and together with the LP #1 B Units referred to collectively as the "**Exchangeable Units**"). The Special Voting Unit carries a number of votes exercisable at the Meeting equal to the product of the number of Exchangeable Units outstanding on the Record Date multiplied by the number of votes to which a holder of one Trust Unit is entitled (the "**Equivalent Vote Amount**").

As at the Record Date, AltaGas LP #1 had 2,121,053 issued and outstanding LP #1 B Units exchangeable in the aggregate into 2,121,053 Trust Units. As at the Record Date, AltaGas LP #2 had no issued and outstanding LP #2 B Units.

Principal Holders of Trust Units and Exchangeable Units

To the best of the knowledge of the board of directors and the executive officers of AltaGas, no person or company beneficially owns, or controls or directs, directly or indirectly, Trust Units and Exchangeable Units carrying in aggregate 10 percent or more of the votes attached to all of the issued and outstanding Trust Units and the Special Voting Unit.

QUORUM FOR MEETING

At the Meeting, a quorum shall consist of two or more individuals present in person either holding personally or representing as proxies not less in aggregate than 5 percent of the votes attached to all issued and outstanding Trust Units and the Special Voting Unit. If a quorum is not present at the Meeting within 30 minutes after the time fixed for the holding of the Meeting, the Meeting shall stand adjourned to such day being not less than seven days later and to such place and time as may be determined by the Chairman of the Meeting. At that adjourned Meeting, the Unitholders present either personally or by proxy shall constitute a quorum.

APPROVAL REQUIREMENTS

The specific resolutions that Unitholders will be asked to approve at the Meeting include resolutions regarding the election of the directors of the General Partner, the appointment of the auditors of the Trust, the approval of unallocated Trust Unit Options pursuant to the Trust Unit Option Plan (each as defined below) and amendments to the Trust Unit Option Plan.

In order to be effective, the foregoing resolutions require the approval of more than 50 percent of the votes cast in respect of those resolutions by or on behalf of Unitholders present in person or represented by proxy at the Meeting.

MATTERS TO BE CONSIDERED AT THE MEETING

Financial Statements

At the Meeting, the consolidated financial statements of the Trust for the year ended December 31, 2008 and the auditors' report thereon will be presented. These consolidated financial statements and Management's Discussion and Analysis relating thereto are included in the 2008 Annual Report of the Trust.

Election of Directors

The board of directors currently consists of nine members, all of whom are elected annually. It is proposed that the number of directors of the General Partner to be elected be fixed at nine and that the Trustee be directed to cause the persons named below to be elected as directors of the General Partner.

The following nine nominees are proposed by the General Partner on behalf of the Trustee as the nominees for election as directors of the General Partner to serve until the next annual meeting of Unitholders or until their successors are duly elected or appointed:

David W. Cornhill
Allan L. Edgeworth
Hugh A. Fergusson
Denis C. Fonteyne
Daryl H. Gilbert
Robert B. Hodgins
Myron F. Kanik
David F. Mackie
M. Neil McCrank

If any vacancies occur in the slate of those nominees because any nominee is unable to serve or will not serve, the discretionary authority conferred by the proxies will be exercised to grant approval to the Trustee to vote for the election of any other person or persons nominated by the General Partner on behalf of the Trustee. The names of the nominees for election as directors, their municipalities of residence, age, present principal occupations, and their principal occupations during the last five years, whether they are independent within the meaning of NI 58-101 (as hereinafter defined), the year in which each became a director of the General Partner and the number of Trust Units, Exchangeable Units, Trust Unit Options, RUs and PUs (as hereinafter defined), if any, beneficially owned or over which control or direction is exercised by those persons, as at the Record Date, their board and committee membership and attendance and other public board memberships, are as follows:

	Name of Proposed Nominee[1]	**Background**	**Board Attendance; Committee Membership and Attendance; and Outside Directorships**
	**David W. Cornhill** Calgary, Alberta, Canada Age[2]: 55 Chairman and Chief Executive Officer of the General Partner and AltaGas Non-Independent Director[3] Director since May 1, 2004 Director of AltaGas Services Inc. from March 28, 1994 to April 30, 2004 **Ownership:** Trust Units: 325,830 Exchangeable Units: 692,742 Total Equivalent Trust Units: 1,018,572 Trust Unit Options: 100,000 RUs: 40,000 PUs: 118,085	David Cornhill is Chairman and Chief Executive Officer of AltaGas and the General Partner. Mr. Cornhill is a founding member of AltaGas Services Inc., predecessor to the Trust. He has served as Chairman and Chief Executive Officer since AltaGas Services Inc.'s inception on April 1, 1994 and was appointed as a director of the General Partner on May 1, 2004. Prior to forming AltaGas Services Inc., Mr. Cornhill served in the capacities of Vice President, Finance and Administration, and Treasurer at Alberta and Southern Gas Co. Ltd. from 1991 to 1993 and as President and Chief Executive Officer until March 31, 1994.	**Attendance:** Board *(Chair)*: 9/9 (100%) Environment, Occupational Health and Safety: 4/5 (80%) **Current Public Board Memberships:** AltaGas Utility Group Inc.

	Name of Proposed Nominee[1]	Background	Board Attendance; Committee Membership and Attendance; and Outside Directorships
	**Allan L. Edgeworth** Calgary, Alberta, Canada Age[2]: 58 Independent Director Director since March 2, 2005 **Ownership:** Trust Units: 3,000 Exchangeable Units: Nil Total Equivalent Trust Units: 3,000 Trust Unit Options: 60,000 RUs: 1,750 PUs: Nil	Allan Edgeworth has been the President of ALE Energy Inc. (a private consulting company) since January 2005 and is a Commission Member of the Alberta Securities Commission. Mr. Edgeworth was the President and CEO of Alliance Pipeline Ltd. from 2001 until December 2004. Mr. Edgeworth joined Alliance Pipeline Ltd. in 1998 as Executive Vice President and Chief Operating Officer.	**Attendance:** Board: 9/9 (100%) Audit: 6/6 (100%) Environment, Occupational Health and Safety: 5/5 (100%) **Current Public Board Memberships:** Emera Inc. Pembina Pipeline Corporation (Administrator of Pembina Pipeline Income Fund)
	**Hugh A. Fergusson** Calgary, Alberta, Canada Age[2]: 61 Independent Director Director since May 7, 2008 **Ownership:** Trust Units: 5,935 Exchangeable Units: Nil Total Equivalent Trust Units: 5,935 Trust Unit Options: 45,000 RUs: 750 PUs: Nil	Mr. Fergusson is currently the President of Argyle Resources Inc. (a private energy consulting organization) and is a senior affiliate of the Implementation & Advisory Group Ltd. (a government relations and project management firm). He is also a director of the Canadian Energy Research Institute, the Alberta Electric System Operator and Galileo Educational Network. Mr. Fergusson was a director of Taylor Gas Liquids Ltd., general partner of Taylor NGL Limited Partnership, from January 1, 2005 until January 10, 2008. Mr. Fergusson was employed for over 25 years with The Dow Chemical Company, an international chemicals company listed on numerous stock exchanges, prior to his retirement in 2004 as the Vice President, Hydrocarbons and Energy of Dow Chemical Canada Inc.	**Attendance[5]:** Board: 6/6 (100%) Audit: 2/2 (100%) Environment, Occupational Health and Safety: 1/1 (100%) **Current Public Board Memberships:** Provident Energy Ltd. (Delegate of the trustee of Provident Energy Trust) Canexus Limited (Administrator of Canexus Income Fund)

	Name of Proposed Nominee[1]	Background	Board Attendance; Committee Membership and Attendance; and Outside Directorships
	**Denis C. Fonteyne** Calgary, Alberta, Canada Age[2]: 73 Independent Director Director since May 1, 2004 Director of AltaGas Services Inc. from September 1, 1998 to April 30, 2004 **Ownership:** Trust Units: 23,306 Exchangeable Units: 14,894 Total Equivalent Trust Units: 38,200 Trust Unit Options: 40,000 RUs: 1,750 PUs: Nil	Denis Fonteyne is the President of Dendon Resources Ltd. (a private consulting company), has been a natural gas industry consultant since 1997 and brings over 40 years of industry experience to the board of directors. Mr. Fonteyne has held a number of senior executive positions in the oil and gas industry, including 8 years of employment by CanStates Gas Marketing Ltd. prior to his retirement as Executive Vice-President in 1996.	**Attendance:** Board: 9/9 (100%) Human Resources and Compensation: 4/4 (100%) Environment, Occupational Health and Safety *(Chair):* 5/5 (100%) **Current Public Board Memberships:** Mr. Fonteyne is not a member of any other public boards.
	**Daryl H. Gilbert** [4] Calgary, Alberta, Canada Age[2]: 57 Independent Director Director since May 1, 2004 Director of AltaGas Services Inc. from May 4, 2000 to April 30, 2004 **Ownership:** Trust Units: 900 Exchangeable Units: Nil Total Equivalent Trust Units: 900 Trust Unit Options: 40,000 RUs: 1,750 PUs: Nil	Daryl Gilbert joined JOG Capital Inc. in May 2008 as a Managing Director and Investment Committee Member, and prior thereto was an independent businessman since January 2005. Prior to that, Mr. Gilbert was President and Chief Executive Officer of Gilbert Laustsen Jung Associates Ltd., an engineering consulting firm.	**Attendance:** Board: 8/9 (89%) Audit: 6/6 (100%) Human Resources and Compensation *(Chair)*: 4/4 (100%) **Current Public Board Memberships:** Crocotta Energy Inc. Falcon Oil & Gas Ltd. Galleon Energy Inc. MGM Energy Corp. Nexstar Energy Ltd. Penn West Petroleum Ltd. (Administrator of Penn West Energy Trust) Seaview Energy Inc. Spry Energy Ltd. Zedi Inc.

	Name of Proposed Nominee[1]	Background	Board Attendance; Committee Membership and Attendance; and Outside Directorships
	**Robert B. Hodgins** Calgary, Alberta, Canada Age[2]: 57 Independent Director Director since March 2, 2005 **Ownership:** Trust Units: 2,000 Exchangeable Units: Nil Total Equivalent Trust Units: 2,000 Trust Unit Options: 60,000 RUs: 1,750 PUs: Nil	Robert Hodgins has been an independent businessman since November 2004. Prior to that, Mr. Hodgins served as the Chief Financial Officer of Pengrowth Corporation from 2002 to 2004. Prior to that, Mr. Hodgins held the position of Vice President and Treasurer of Canadian Pacific Limited from 1998 to 2002 and was Chief Financial Officer of TransCanada PipeLines Limited from 1993 to 1998.	**Attendance:** Board: 9/9 (100%) Audit *(Chair)*: 6/6 (100%) Governance: 4/4 (100%) **Current Public Board Memberships:** Enerflex Holdings General Partner Ltd. (Administrator of Enerflex Systems Income Fund) EnerMark Inc. (Delegate of the trustee of Enerplus Resources Fund) Fairborne Energy Ltd. MGM Energy Corp.
	**Myron F. Kanik** Calgary, Alberta, Canada Age[2]: 68 Lead Director Independent Director Director since May 1, 2004 Director of AltaGas Services Inc. from June 1, 2001 to April 30, 2004 **Ownership:** Trust Units: 28,329 Exchangeable Units: 15,631 Total Equivalent Trust Units: 43,960 Trust Unit Options: 40,000 RUs: 1,750 PUs: Nil	Myron Kanik has been the President of Kanik and Associates Ltd., an energy industry consulting company, since 1999. Mr. Kanik was President of the Canadian Energy Pipeline Association from 1993 to 1999, and prior thereto was with the Alberta Department of Energy where he served in various capacities, including Deputy Minister.	**Attendance:** Board: 9/9 (100%) Governance *(Chair)*: 4/4 (100%) Human Resources and Compensation *:* 4/4 (100%) **Current Public Board Memberships:** Pembina Pipeline Corporation (Administrator of Pembina Pipeline Income Fund)
	**David F. Mackie** Houston, Texas, U.S.A. Age[2]: 71 Independent Director Director since May 1, 2004 Director of AltaGas Services Inc. from January 12, 1995 to April 30, 2004 **Ownership:** Trust Units: 1,120,941 Exchangeable Units: Nil Total Equivalent Trust Units: 1,120,941 Trust Unit Options: 40,000 RUs: 1,750 PUs: Nil	David Mackie is a U.S.-based natural gas industry consultant and venture capital investor. Mr. Mackie brings a broad range of experience to the board of directors, having spent more than 32 years in various executive capacities, primarily with El Paso Natural Gas Co. and Transco Energy Co. He also has extensive consulting experience with many senior energy companies and the Maritimes and Northeast Pipeline Project.	**Attendance:** Board: 9/9 (100%) Governance: 4/4 (100%) Human Resources and Compensation: 4/4 (100%) **Current Public Board Memberships:** Mr. Mackie is not a member of any other public boards.

	Name of Proposed Nominee[1]	Background	Board Attendance; Committee Membership and Attendance; and Outside Directorships
	**M. Neil McCrank, Q.C., P.Eng.** Calgary, Alberta, Canada Age[2]: 65 Independent Director Director since December 10, 2007 **Ownership:** Trust Units: 5,000 Exchangeable Units: 0 Total Equivalent Trust Units: 5,000 Trust Unit Options: 45,000 RUs: 1,250 PUs: Nil	Neil McCrank is counsel to the Calgary office of Borden Ladner Gervais LLP. Mr. McCrank was Chairman of the Alberta Energy and Utilities Board from 1998 to 2007. Prior thereto he was with the Alberta Department of Justice serving in various capacities, including Deputy Minister of Justice from 1989 to 1998. He currently serves as Chairman of the Canadian Energy Research Institute and Chairman of the Canadian Association of the World Petroleum Council, and is a consultant to all provincial and territorial governments in Canada with respect to justice issues.	**Attendance:** [6] Board: 9/9 (100%) Governance: 3/3 (100%) Environment, Occupational Health and Safety: 1/3 (33%) **Current Public Board Memberships:** Petrobank Energy and Resources Ltd.

Notes:

(1) At the Record Date, the nominees for directors of the General Partner collectively held approximately 2.9 percent of the total issued and outstanding Trust Units. The information as to the Trust Units and Exchangeable Units owned includes both Trust Units beneficially owned, directly or indirectly, and Trust Units and Exchangeable Units over which control or direction is exercised, and has been furnished by each of the nominees as of the Record Date.

(2) The Trust has approved a retirement policy for directors pursuant to which the directors agree to retire from the board of directors at age 75.

(3) Mr. David Cornhill, as Chief Executive Officer of the General Partner and a member of management, is not considered independent.

(4) Mr. Daryl H. Gilbert, a director of the General Partner, has been a director of Globel Direct, inc. ("**Globel**") since December, 1998. Globel was the subject of cease trade orders issued by the Alberta Securities Commission ("**ASC**") on November 22, 2002 and the British Columbia Securities Commission ("**BCSC**") on November 20, 2002 for failure to file certain financial statements. Globel filed such financial statements and the cease trade orders were removed on December 20, 2002 and December 23, 2002, respectively. On June 12, 2007, Globel was granted protection from its creditors by the Court of Queen's Bench of Alberta pursuant to the *Companies' Creditors Arrangement Act*, which protection expired on December 7, 2007, following which the monitor was discharged on December 12, 2007 and a receiver/manager was appointed. Subject to the completion of matters relating to the wind-up of the administration of the receivership, the receiver was discharged on September 3, 2008. Globel has ceased operations, and as a result became the subject of cease trade orders issued by the ASC on September 24, 2008 and the BCSC on September 30, 2008 for failure to file certain disclosure documents.

(5) Mr. Fergusson was appointed to the board of directors on May 7, 2008. Attendance figures are with respect to meetings that took place subsequent to Mr. Fergusson's appointment.

(6) Mr. McCrank was appointed to the Governance Committee and the Environment, Occupational Health and Safety Committee on February 27, 2008. Attendance figures for the committee meetings are with respect to meetings that took place subsequent to Mr. McCrank's appointment. Mr. McCrank was unable to attend two Environment, Occupational Health & Safety Committee meetings because (i) on late notice he was required to meet with the Minister of Indian and Northern Affairs Canada in his role as Special Representative for the Northern Regulatory Improvement Initiative, and (ii) one meeting was rescheduled, thereby conflicting with a prior obligation.

Appointment of Auditors

Unless it is specified in a proxy that the Unitholder withholds approval for the Trustee to cause the appointment of Ernst & Young LLP ("**E&Y**") as auditors of the Trust, the persons named in the enclosed form of proxy intend to grant approval to the General Partner on behalf of the Trustee to cause the appointment of E&Y as auditors of the Trust, to hold office until the next annual meeting of Unitholders following the Meeting, with remuneration to be determined by the General Partner. Fees paid to E&Y during 2007 and 2008 were as follows:

Category of External Auditor Service Fee	2008	2007
Audit Fees	$721,392	$676,719
Audit-Related Fees[1]	$52,907	$14,712
Tax Fees[2]	$ -	$29,031
All Other Fees[3]	$369,539	$278,724
TOTAL	$1,143,838	$999,186

Notes:

(1) Represent the aggregate fees billed by E&Y for assurance and related services that were reasonably related to the performance of the audit or review of the Trust's financial statements and were not reported under "Audit Fees". The nature of the services was for accounting advice.

(2) Represent the aggregate fees billed by E&Y for professional services for tax compliance, tax advice and tax planning. The nature of the services was tax services and tax planning.

(3) Represent the aggregate fees billed by E&Y for products and services, other than those reported with respect to the other categories of service fees. The nature of the services was for translation services and non-audit/tax related fees.

The foregoing information is also set forth in the Trust's Annual Information Form for the year ended December 31, 2008, under the heading "*General Partner – Directors and Officers - External Auditor Service Fees by Category*".

E&Y were the auditors of AltaGas Services Inc. (the predecessor to AltaGas) since April 30, 1997 and became the auditors of the Trust on May 1, 2004, the effective date of the plan of arrangement pursuant to which the Trust was created and acquired the business of AltaGas Services Inc. (the "**Arrangement**").

Representatives of E&Y will be present at the Meeting and will have the opportunity to make a statement and to respond to appropriate questions.

Approval of Unallocated Trust Options under Trust Unit Option Plan

The Trust Unit Option Plan

AltaGas maintains a Trust Unit Option Plan (the "**Trust Unit Option Plan**") as a continuing form of long-term variable compensation incentive for directors, officers, employees, consultants and other personnel of the Trust and any of its subsidiaries, including AltaGas. The quantum and granting of Trust Unit options ("**Trust Unit Options**") is related to individual performance and used as an incentive to attract, retain and motivate a highly qualified staff. Factors considered in granting new Trust Unit Options and the terms of those Trust Unit Options will include the extent to which individual performance targets were achieved and the level of Trust Unit Options granted to similarly placed and qualified individuals in AltaGas and comparable corporations.

As at the Record Date, 2,942,500 Trust Unit Options (representing approximately 3.8 percent of the aggregate issued and outstanding Trust Units and Exchangeable Units as at that date) are currently issued and outstanding under the Trust Unit Option Plan. As a result, there are currently 4,898,001 unallocated Trust Unit Options.

Please refer to "*Compensation Discussion and Analysis – Compensation Mix – Long Term Incentives – Trust Unit Option Plan*" for a summary of the material provisions of the Trust's current Trust Unit Option Plan.

TSX Requirement for Approval

The TSX requires listed issuers to seek renewal securityholder approval every three years for any unallocated entitlements that are issuable under a security based compensation arrangement that does not have a fixed maximum number of securities issuable pursuant to its terms. As the Trust Unit Option Plan does not have a fixed maximum number of Trust Units that may be subject to Trust Unit Options granted under the Trust Unit Option Plan, it qualifies as a reloading security compensation arrangement to which this requirement applies.

Unitholder Approval

As an item of special business, the Unitholders will be asked at the Meeting to consider and, if thought fit, adopt the resolution set out below. Regardless of whether or not this resolution is passed, all currently outstanding Trust Unit Options will be unaffected. However, if the resolution is not passed, all unallocated Trust Unit Options (of which there are currently 4,898,001) will be cancelled and the subsequent exercise or cancellation of currently outstanding Trust Unit Options will not automatically reload under the Trust Unit Option Plan and no further Trust Unit Options will be granted under the Trust Unit Option Plan.

"Be it resolved that all unallocated Trust Unit Options entitled to be granted pursuant to the Trust Unit Option Plan be approved and are authorized to be issued until April 21, 2012."

The management designees, if named as proxy, intend to vote such proxy in favour of the above resolution unless a Unitholder has specified by proxy that the Unitholder's Trust Units are to be voted against the resolution. If no choice is specified by a Unitholder to vote for or against the resolution referred to above, the management designees intend to vote in favour of the resolution.

Approval of Amendments to the Trust Unit Option Plan

Please refer to "*Compensation Discussion and Analysis – Compensation Mix – Long Term Incentives – Trust Unit Option Plan*" for a summary of the material provisions of the Trust's current Trust Unit Option Plan.

A. Limitations to Non-Employee Director Participation

Historically, the determination of participation by directors, officers, employees, consultants and other personnel of the Trust in the Trust Unit Option Plan has been the result of recommendations by the HR Committee to the directors of the General Partner based on the application of performance criteria such as individual performance, the availability of Trust Unit Options to grant and the level of Trust Unit Options granted to similarly placed and qualified individuals in AltaGas and to those holding similar positions in comparably-sized organizations in the industry.

However, as it relates to the issuance of equity options to directors who are not also executive officers or employees of AltaGas ("**non-employee directors**"), it has become a best practices approach to formally limit participation of non-employee directors in such equity compensation plans. Currently, the board of directors has limited the number of Trust Unit Options reserved for grant to non-employee directors to 1.0 percent of the outstanding Trust Units, including Exchangeable Units. The board of directors wishes to institutionalize such limitation in the Trust Unit Option Plan, and further wishes to limit grants of Trust Unit Options to a maximum value of $100,000 per non-employee director per annum (using the Black-Scholes-Merton valuation model). The total number of Trust Unit Options granted to non-employee directors at the Record Date is equal to 0.47% of the issued and outstanding Trust Units, including Exchangeable Units. See the first table under "*Compensation of Directors*" in the column headed "Option-based Awards" for the value of Trust Unit Options granted to non-employee directors in 2008.

Unitholder Approval

As a result, and as an item of special business, the Unitholders will be asked at the Meeting to consider and, if thought fit, adopt the resolution set out below approving amendments to the Trust Unit Option Plan to limit non-employee director participation so that: (a) at no time may a Trust Unit Option be granted to a non-employee director if the granting of such Trust Unit Option could result in the issuance in aggregate to non-employee directors of a number of Trust Units exceeding 1.0 percent of the then issued and outstanding Trust Units, including Exchangeable Units; and (b) within any one fiscal year, the total value of Trust Unit Options granted to a non-employee director, as determined by the board of directors on the grant date of Trust Unit Options to the non-employee director using the Black-Scholes-Merton valuation model, shall not exceed $100,000. To be adopted, the resolution must be approved by a majority of the votes cast on the matter at the Meeting.

"Be it resolved that the Trust Unit Option Plan be amended by adding the following provisions immediately following the current provisions of Section 4 thereof:

In addition to the foregoing restrictions:

(a) no Trust Option may be granted to non-employee directors of the General Partner if the granting of such Trust Option could result, at any time, in the issuance to such persons (as a group) of a number of Trust Units exceeding 1% of the number of Trust Units, including Exchangeable Securities, then issued and outstanding immediately prior to such issuance; and

(b) within any one fiscal year, the total value of Trust Options granted to a non-employee director, as determined by the board of directors on the grant date of Trust Options to the non-employee director using the Black-Scholes-Merton valuation model, shall not exceed $100,000."

The TSX has conditionally approved the foregoing amendments, subject to Unitholder approval.

The Trust Unit Option Plan, as amended by the foregoing amendments, will be available for inspection at the registered office of AltaGas, 1700, 355 – 4th Avenue S.W., Calgary, Alberta, during ordinary business hours up to and including the date of the Meeting.

The management designees, if named as proxy, intend to vote such proxy in favour of the above resolution unless a Unitholder has specified by proxy that the Unitholder's Trust Units are to be voted against the resolution. If no choice is specified by a Unitholder to vote for or against the resolution referred to above, the management designees intend to vote in favour of the resolution.

B. Amendments to the Amending Procedure

As an item of special business, the Unitholders will be asked at the Meeting to consider and, if thought fit, adopt a resolution as set out in Schedule B hereto, approving an amendment to the amendment provisions of the Trust Unit Option Plan. To be adopted, the resolution must be approved by a majority of the votes cast on the matter at the Meeting.

The current amendment provisions of the Trust Unit Option Plan grant the board of directors a general power of amendment:

(a) without Unitholder consent in order to conform the Trust Unit Option Plan to applicable law or the requirements of the TSX, subject to approval by the TSX; and

(b) with Unitholder consent for any other reason, if required by the TSX.

However, by virtue of the issuance by the TSX of Staff Notice 2006-0001 dated June 6, 2006 (the "**TSX Notice**"), these broad amendment provisions ceased to be effective on June 30, 2007. Consequently, the management of the Trust proposes that the amendment provisions of the Trust Unit Option Plan, section 11 thereof, be replaced by a new amendment provision that is reproduced below and set out in Schedule B (the "**Amendment Provisions**"). The new amendment provisions were approved by the board of directors on February 25, 2009 and were conditionally approved by the TSX, but are subject to approval by the Unitholders at the Meeting.

The new proposed Section 11 of the Trust Unit Option Plan is as follows:

11. Amendment and Termination of the Plan.

Subject to the exceptions set out below, and subject to those provisions of applicable law, if any, that require the approval of Unitholders or any governmental or regulatory body (including, without limitation,

the Exchange), the Board of Directors may amend, suspend or terminate the Plan, or any portion thereof or any Trust Option, at any time, and may do so without Unitholder approval.

Without limiting the generality of the foregoing, the Board of Directors may make the following types of amendments to the Plan without seeking Unitholder approval:

(a) amendments of a "housekeeping" or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

(b) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the Exchange);

(c) amendments respecting the administration of the Plan;

(d) any amendment to the early termination provisions of the Plan or any grant, provided such amendment does not entail extension beyond the original Option Period; and

(e) amendments necessary to suspend or terminate the Plan.

Unitholder approval will be required for the following types of amendments:

(i) any increase in (A) the number of Trust Units that may be issued on the exercise of Trust Options granted pursuant to the Plan, if the Plan provides for a fixed number of Trust Units reserved for issuance, and (B) the percentage amount of Trust Units that may be issued on the exercise of Trust Options granted pursuant to the Plan, if the Plan provides for a percentage amount of Trust Units reserved for issuance;

(ii) any amendment which reduces the Option Price of a Trust Option;

(iii) any cancellation and reissuance of a Trust Option;

(iv) any amendment extending the term of a Trust Option beyond its original Option Period;

(v) any amendment that increases limits imposed on non-employee director participation in the Plan;

(vi) any amendment which would permit Trust Options to be transferable or assignable, other than for normal estate settlement purposes;

(vii) amendments to this Section 11; and

(viii) amendments required to be approved by Unitholders under applicable law (including, without limitation, the rules, regulations and policies of the Exchange).

In the event of any conflict between subsections (a) to (e) and subsections (i) to (viii) above, the latter shall prevail.

Except as expressly set forth herein, no action of the Committee, the board of directors or Unitholders shall alter or impair the rights of an Optionee without the consent of the affected Optionee under any grant previously granted to the Optionee.

The TSX has conditionally approved the Amendment Provisions, subject to Unitholder approval. Accordingly, at the Meeting, Unitholders will be asked to consider and, if thought advisable, approve the resolution

attached hereto as Schedule B. The resolution must be approved by a majority of the votes cast in person or by proxy at the Meeting by Unitholders.

The Trust Unit Option Plan, as amended by the foregoing amendment, will be available for inspection at the registered office of AltaGas, 1700, 355 – 4th Avenue SW, Calgary, Alberta, during ordinary business hours up to and including the date of the Meeting.

The management designees, if named as proxy, intend to vote such proxy in favour of the resolution referred to above unless a Unitholder has specified by proxy that the Unitholder's Trust Units are to be voted against the resolution. If no choice is specified by a Unitholder to vote for or against the resolution referred to above, the management designees intend to vote in favour of the resolution.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth herein, the General Partner and AltaGas are not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any current or nominee member of the board of directors or executive officer of AltaGas, respectively, at any time since the beginning of the Trust's last financial year, or any associate or affiliate of any of the foregoing persons, in any matter to be acted upon other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The General Partner and AltaGas are not aware of any material interest, direct or indirect, of any informed person of the Trust, any nominee director of the General Partner, or any associate or affiliate of any informed person or nominee director, in any transaction since the commencement of the Trust's most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Trust or any of its subsidiaries.

For the purposes of this Information Circular an "informed person" means, in the context of the Trust, a director or executive officer of any subsidiary of the Trust, including without limitation the General Partner, AltaGas Holding Trust ("**Holding Trust**"), AltaGas LP #1, AltaGas LP #2 and AltaGas.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

The General Partner and AltaGas are not aware of any individuals who are or were executive officers of AltaGas, directors of the General Partner or employees of the Trust or any of its subsidiaries who are, as at the date hereof, indebted to the Trust or any of its subsidiaries or to another entity but subject to a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Trust or any of its subsidiaries.

The General Partner and AltaGas are not aware of any individuals who are, or who at any time during the most recently completed financial year were, a director of the General Partner or executive officer of AltaGas, a proposed nominee for election as a director of the General Partner, or an associate of any of those directors, executive officers or proposed nominees, who are, or have been at any time since the beginning of the most recently completed financial year of the Trust, indebted to the Trust or any of its subsidiaries or whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year of the Trust, has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Trust or any of its subsidiaries.

TRUST GOVERNANCE

General

Pursuant to a delegation agreement dated May 1, 2004 among the Trust, the General Partner and the Trustee, the board of directors is responsible for managing the business and affairs of the Trust generally and

believes that good governance improves performance and benefits all Unitholders. The board of directors is therefore committed to a high standard of governance. In addition, pursuant to a unanimous shareholder agreement dated May 1, 2004 among the General Partner, AltaGas LP #1, AltaGas LP #2 and AltaGas (the "**Unanimous Shareholder Agreement**"), AltaGas has granted to the General Partner the power, among other things, of the directors of AltaGas to appoint the executive officers of AltaGas and to manage, or to supervise the management of, the business and affairs of AltaGas. Finally, pursuant to an administration agreement dated May 1, 2004 among AltaGas, the Trust, Holding Trust, the General Partner, AltaGas LP #1 and AltaGas LP #2, AltaGas is responsible for providing administrative support services to, and for the management and general administration of the affairs of, the Trust.

The General Partner on behalf of the Trust has structured its governance to comply with applicable legislation and policies, including National Policy 41-201 – *Income Trusts and Other Indirect Offerings*, National Instrument 52-110 – *Audit Committees* ("**NI 52-110**"), National Policy 58-201 - *Corporate Governance Guidelines* ("**NP 58-201**"), National Instrument 58-101 - *Disclosure of Corporate Governance Practices* ("**NI 58-101**") and National Instrument 52-109 – *Certification of Disclosure in Issuers' Annual and Interim Filings* ("**NI 52-109**"). **Attached as Schedule A – Statement of General Partner's Governance Practices to this Information Circular is a description of the General Partner's corporate governance practices with specific reference to NI 58-101 and NI 52-110.** The board of directors believes that the General Partner's governance policies and practices are fully compliant with the requirements of NI 52-110, NI 58-101 and NI 52-109 and with the guidelines of NP 58-201. In addition, the General Partner stays abreast of legislative and other policy initiatives pertaining to corporate governance matters and proactively seeks to adjust its corporate governance to address such potential requirements. In particular, the General Partner has noted the publication of proposed instruments to replace NI 58-101, NP 58-201 and NI 52-110 with less prescriptive standards and the removal of bright line tests of independence. The General Partner will ensure that, regardless of the revisions ultimately adopted, it will continue to meet or exceed those requirements.

The board of directors discharges its responsibilities directly and through its committees. At regularly scheduled meetings, the board of directors and management of AltaGas discuss the issues relevant to the Trust's strategy and business. Currently, the board of directors meets a minimum of six (6) times per year and in 2008 met nine (9) times, seven (7) of which included discussions at which the non-independent director and management were not in attendance. The nature of the business discussed and conducted by the board of directors at any particular meeting is dependent on the then-current state of the Trust's business and the opportunities and risks that the Trust faces at that time. However, every regularly scheduled quarterly board of directors' meeting includes a review of the Trust's consolidated financial and operational status and performance and a report from any committees that have met since the last board meeting.

Management's responsibilities are clearly defined by the board of directors. This is accomplished by identifying the roles and responsibilities of the Chief Executive Officer and Chief Financial Officer of the General Partner and by defining the mandates of the board of directors and the committees thereof.

The Trust has a Code of Business Ethics ("**COBE**") that is applicable to the directors, officers, employees, contractors, consultants, representatives and agents of its operating subsidiaries (collectively, the "**Employees**"). The COBE, as an overall framework, sets out fundamental principles to guide the Employees, and encompasses a wide range of business practices and procedures. The COBE incorporates and acts as an umbrella policy to the Trust's various specific policies. New Employees must certify their review of, and agreement to be bound by, the COBE, and Employees must re-certify annually. Refer to Schedule A attached hereto for additional information with respect to the COBE.

Directors and Officers Liability Insurance

Directors and officers' insurance has been obtained for the board of directors and officers of AltaGas and its subsidiaries with a policy limit of $80,000,000 aggregate per policy year. Under this insurance coverage, AltaGas would be reimbursed for indemnity payments made on behalf of the board of directors and officers of AltaGas subject to a deductible of $500,000 per occurrence, which would be paid by AltaGas. The total premium paid by AltaGas for directors and officers' liability insurance during the financial year ended December 31, 2008 was $279,965.

Board Committees

The board of directors has established four committees: the Audit Committee, the Governance Committee, the Environment, Occupational Health and Safety Committee and the Human Resources and Compensation Committee. All of the members of the Audit Committee, the Governance Committee and the Human Resources and Compensation Committee are "independent" directors, within the meaning of NI 52-110. In addition, a majority of members of the Environment, Occupational Health and Safety Committee are independent directors.

Pursuant to the Unanimous Shareholder Agreement, the committees of the board of directors have authority over both the General Partner and AltaGas on those matters covered by their respective mandates.

Audit Committee

The board of directors has developed written terms of reference outlining the Audit Committee's roles and responsibilities and provides appropriate guidance to Audit Committee members as to their duties. These terms of reference are reviewed annually by the board of directors. The Audit Committee assesses the adequacy of procedures for the public disclosure of financial information. The Audit Committee reviews on behalf of the board of directors, and reports to the board of directors the results of its review and its recommendation regarding, all material matters of a financial reporting and audit nature, including without limitation the annual and interim financial statements, Management's Discussion and Analysis, related press releases of the Trust and internal controls. The Audit Committee reviews the nature and scope of the annual audit as proposed by the auditors and management. The Audit Committee is responsible for ensuring that management has established and is maintaining disclosure controls and procedures and internal control over financial reporting.

The Audit Committee meets with the Trust's auditors regularly, independent of management, and has direct communication channels with the Trust's external and internal auditors to discuss and review specific issues as appropriate.

Further information in respect of the Audit Committee and its members and mandate is contained under the heading "*General Partner – Directors and Officers*" in, and is attached as Schedule "A" to, the Trust's annual information form for the year ended December 31, 2008. The annual information form is available under the Trust's profile on SEDAR at www.sedar.com.

The Audit Committee currently consists of Allan L. Edgeworth, Hugh A. Fergusson, Daryl H. Gilbert and Robert B. Hodgins, all of whom are independent directors. Robert B. Hodgins is the chair of the Audit Committee.

Governance Committee

The Governance Committee is responsible for the development of the overall governance of the Trust and its affiliates; a continuing assessment of corporate governance matters; making recommendations to the board of directors regarding the Trust's approach to corporate governance; and recommending individuals for nomination for election to the board of directors. See Schedule A attached hereto for a further discussion on nomination.

The Governance Committee currently consists of Robert B. Hodgins, Myron F. Kanik, David F. Mackie and M. Neil McCrank, all of whom are independent directors. Myron F. Kanik is the chair of the committee and the Lead Director.

Environment, Occupational Health and Safety Committee

The Environment, Occupational Health and Safety Committee monitors and makes recommendations to the board of directors with respect to the environment, health and safety policies, practices and procedures of the Trust's affiliates, including AltaGas and its subsidiaries. The committee has established an environmental risk management system and monitors its operation through regular reports.

The Environment, Occupational Health and Safety Committee currently consists of David W. Cornhill, Allan L. Edgeworth, Hugh A. Fergusson, Denis C. Fonteyne and M. Neil McCrank, of whom Messrs. Edgeworth, Fergusson, Fonteyne and McCrank are independent directors. Denis C. Fonteyne is the chair of the committee.

Human Resources and Compensation Committee

The mandate of the Human Resources and Compensation Committee (the "**HR Committee**") includes developing appropriate compensation policies for the senior management of AltaGas and evaluating senior management performance. These responsibilities include reporting and making recommendations as to remuneration to the board of directors for their consideration and approval.

Following review of data and discussion by members of the HR Committee, recommendations are made by the HR Committee to the board of directors for their consideration and approval. In all cases, the board of directors has acted upon HR Committee recommendations without modification in any material way. The HR Committee meets at least quarterly to fulfill its mandate.

The Human Resources and Compensation Committee currently consists of Denis C. Fonteyne, Daryl H. Gilbert, Myron F. Kanik and David F. Mackie, all of whom are independent directors. Daryl H. Gilbert is the chair of the committee, assuming this role from Mr. Kanik in the third quarter of 2008. None of the members of the committee was an officer or employee of AltaGas or any of its subsidiaries in the most recently completed financial year; was formerly an officer of AltaGas or any of its subsidiaries; or had or has any relationship that requires disclosure under the headings "*Indebtedness of Directors and Executive Officers*" or "*Interest of Informed Persons in Material Transactions*" in this Information Circular; was an executive officer of AltaGas and also served as a member of the compensation committee (or equivalent) of another issuer, one of whose executive officers served on the HR Committee; was an executive officer of AltaGas and also served as a director of another issuer, one of whose executive officers served on the HR Committee; or was an executive officer of AltaGas and also served as a member of the compensation committee (or equivalent) of another issuer, one of whose executive officers served as a director of the General Partner.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Policy

The philosophy of the board of directors is that if the Trust does well, the employees of AltaGas will be rewarded through cash bonuses, increases in long-term variable compensation, such as Trust Unit Options and MTIP incentive awards, additional long-term variable compensation awards or combinations of any or all of the foregoing.

The goal of the HR Committee in making compensation recommendations is to recognize and reward individual performance as well as to provide a competitive industry level of compensation, taking into consideration the individual's experience and performance and the financial performance of the Trust. The HR Committee views total compensation as a linked strategy towards achieving overall performance targets and has designed a total compensation package of short-term and long-term compensation with fixed and variable compensation components. Currently the compensation program for employees of AltaGas consists of salary, benefits and the Short Term Incentive Plan by way of short-term compensation; and the Trust Unit Option Plan, the Mid Term Incentive Plan, the Employee Unit Purchase Savings Plan, the Group RRSP, the Defined Contribution Pension Plan and the Supplementary Executive Pension Plan by way of long-term compensation. Each of these components is discussed in greater detail below.

AltaGas emphasizes fair annual fixed and variable compensation to provide an immediate incentive for short-term performance. Some emphasis is also placed on longer-term compensation, the focus of which is longer-term commitment by AltaGas' officers and employees.

For most positions, AltaGas' human resources department reviews industry compensation information provided by consultants and compares its level of overall compensation with those of comparably-sized trusts and companies. A summary of information is provided to the HR Committee annually to assist in approving AltaGas' overall compensation policy and the compensation to be paid. With respect to officers, AltaGas engages the services of Mercer (Canada) Limited to provide specific support in the development of a peer group to review officer compensation relative to benchmark data on base salaries, total cash compensation and total direct compensation. A comparator group of peer companies was initially developed in 2001 based on those industry compensation survey participants whose revenues and assets were within 50 percent and 200 percent of those of the Trust. The peer group composition is reviewed annually to ensure that it continues to provide a reasonable basis for

comparison. The current comparator group, with few exceptions, still includes organizations who participated in the 2008 Mercer Total Compensation Survey for the Petroleum Industry and whose recently reported annual revenues were between 50 percent and 200 percent of estimated 2008 revenues for the Trust. Peer benchmark organizations have been chosen due to close similarities of their business to the Trust and due to AltaGas' direct competition for employee talent with these organizations. AltaGas targets median compensation of this peer group. AltaGas' comparator group for 2008 is as follows:

Alliance Pipeline Ltd.	Enerplus Resources Fund	NAL Resources Management Limited
Apache Canada Ltd.	ENMAX Corporation	Pembina Pipeline Corporation
ARC Resources Ltd.	EOG Resources Canada Inc.	Pengrowth Corporation
ATCO Midstream Ltd.	EPCOR Utilities Inc.	Penn West Energy Trust
Bonavista Energy Trust	Gibson Energy Ltd.	Precision Drilling Trust
CCS Corporation – CCS Midstream Services	Harvest Energy Trust	Provident Energy Ltd.
Chevron Canada Resources	Hunt Oil Company of Canada	Spectra Energy Transmission
ConocoPhillips Canada	Inter Pipeline Fund – Pipeline Management Inc.	TAQA North Ltd.
Devon Canada Corporation	Keyera Energy Management Ltd.	TransAlta Corporation
Enbridge Inc.	Kinder Morgan Canada Inc.	TransCanada Corporation

The HR Committee also periodically independently retains external consultants to review other compensation matters.

Compensation Objectives

The compensation philosophy of AltaGas, broadly speaking, emphasizes linking the performance of the Trust, its business segments and its individual employees to individual compensation. The following objectives of AltaGas' compensation programs attempt to fulfill that overarching policy:

1. attract and retain highly qualified and engaged employees and senior management team members;

2. align executive interests with those of our Unitholders;

3. offer competitive total compensation at approximately the median among those holding similar positions in comparably-sized organizations in the Canadian energy industry, assuming performance goals are met; and

4. recognize and reward employees and executives through pay-for-performance.

The compensation program provides for base salaries, total cash and total direct compensation that are designed to achieve the above objectives.

Named Executive Officer Compensation Objectives

The objective of the HR Committee with respect to compensation for the Named Executive Officers is to set their base salary, total cash compensation (which includes short term-incentives) and total direct compensation (which includes long-term incentives) at approximately the median among the aforementioned comparator group of public trusts and companies in the Canadian oil and gas industry of comparable size and complexity. Individual targets may vary by individual to reflect the level of individual experience and performance and the financial performance of the Trust. For instance, when corporate and individual performance have significantly exceeded targets, total direct compensation may be at the 75th percentile or higher of the comparator group.

The HR Committee considers, among other things, data from industry compensation surveys and the overall performance of the Trust, including ROE, NIPU, successful acquisitions, such as the 2008 acquisitions of Taylor and NovaGreen, and the successful implementation of the Trust's strategy, including the optimization of our existing infrastructure and operations to maximize unitholder value and the acquisition and building of energy infrastructure assets with long economic lives that provide long term cash flows and solid returns.

The Named Executive Officers do not vote and are excused from Board and Committee meetings with respect to compensation matters affecting them.

Compensation Mix

The compensation program for employees of AltaGas consists of the following elements:

Element	Entitlement	Component	Performance Period	Form
Annual Salary and Benefits	All employees	Fixed	One year	Cash
Short Term Incentive Plan	All employees	Variable	One year	Cash
Long Term Incentives				
• Mid Term Incentive Plan	Discretion of board of directors	Variable	Up to three years	Cash or Trust Units
• Trust Unit Option Plan	Discretion of board of directors	Variable	Up to ten years	Trust Units
• Employee Unit Purchase Savings Plan	All employees	Fixed and Variable	Discretion of employee	Cash and Trust Units
• Defined Contribution Pension Plan	All employees	Fixed	Ongoing	Cash
• Supplemental Executive Retirement Plan	Discretion of board of directors	Fixed	Ongoing	Cash

AltaGas targets the following mix of compensation elements for the Named Executive Officers:

Name and Principal Position	Base Salary and benefits[1] (%)	Short Term Incentive Plan (%)	Long Term Incentives[2] (%)	Total (%)	Pay at Risk[3] (%)
David W. Cornhill[4] Chairman of the Board and Chief Executive Officer	30	20	50	100	50
Richard M. Alexander President and Chief Operating Officer	40	20	40	100	50
Deborah S. Stein Vice President Finance and Chief Financial Officer	50	20	30	100	40
Massimiliano Fantuz Executive Vice President	45	20	35	100	45
David R. Wright Executive Vice President Strategy and Corporate Development	45	20	35	100	45

Notes:

(1) Includes perquisites and ⅔ of Employee Unit Purchase Savings Plan.

(2) Includes MTIP, Trust Unit Option Plan, ⅓ of Employee Unit Purchase Savings Plan, DC Plan and SERP.

(3) Pay at risk includes Short Term Incentive Plan, MTIP, Trust Unit Option Plan and ⅓ of Employee Unit Purchase Savings Plan.

(4) Mr. Cornhill does not participate in the DC Plan. See discussion below under "*Retirement Plan Benefits – Group RRSP*".

The various compensation elements are discussed in more detail below.

Annual Salary

Annual salary is intended to provide a competitive rate of compensation and recognize the skills, competencies and level of responsibility of employees. Generally, the HR Committee targets base salaries at levels approximating those holding similar positions in comparably-sized organizations in the industry (as outlined above in the discussion of Compensation Policy) and hopes to achieve targeted total compensation levels through other fixed and variable compensation components.

Short Term Incentive Plan

AltaGas implemented a Short Term Incentive Plan for permanently employed executive officers and employees of AltaGas to provide annual cash bonuses following the fiscal year end.

In order to reward individual performance, eligibility for compensation under the Short Term Incentive Plan is linked to individual, team and Trust performance. The more senior the position in the organization, the greater the target bonus level and the weighting towards Trust performance measures. Team and individual performance for each employee are assessed annually against objectives set at the beginning of each year. Team performance objectives include, for example, business segment results such as return on investment or operating income. Individual performance objectives include pre-determined individual targets.

Trust performance is measured based on consolidated financial results weighted 50 percent on return on equity ("**ROE**") and 50 percent on net income per Trust Unit ("**NIPU**") against a pre-determined target for each set at the beginning of each year. The Trust performance indicators under the Short Term Incentive Plan in respect of the 2008 year were ROE of 16.42 percent and NIPU of $1.89 per Trust Unit, and the Trust achieved in 2008 an ROE of 19.55 percent (adjusted for Short Term Incentive Plan purposes to 18.89 percent to remove the impact of unrealized gain on risk management) and NIPU of $2.38 per Trust Unit. See also "*Report on Employee and*

Executive Compensation - Performance Graph" for changes in the cumulative Unitholder return of AltaGas over time and as compared with key industry indicators.

Generally, the HR Committee targets short term incentives at levels approximating those holding similar positions in comparably-sized organizations in the industry (as outlined above in the discussion of Compensation Policy). No awards are made to any executive officers or employees under the Short Term Incentive Plan in cases where those executive officers or employees did not meet the objectives applicable to them.

Payments are made pursuant to the Short Term Incentive Plan on March 31 of the following year if the employee is employed by AltaGas at that time.

In 2008, the Short Term Incentive Plan was structured as follows for the Named Executive Officers:

Name and Principal Position	Trust Weighting[1] (%)	Individual Weighting (%)	Minimum[2] (%)	Target[2] (%)	Maximum[2] (%)
David W. Cornhill Chairman of the Board and Chief Executive Officer	70	30	0	60	120
Richard M. Alexander President and Chief Operating Officer	60	40	0	50	100
Deborah S. Stein[3] Vice President Finance and Chief Financial Officer	50	50	0	40	80
Massimiliano Fantuz Executive Vice President	60	40	0	40	80
David R. Wright Executive Vice President Strategy and Corporate Development	60	40	0	40	80

Notes:

(1) Weighting reflects ROE and NIPU performance measures.
(2) As a percentage of base salary paid during the year.
(3) Effective upon appointment to Vice President Finance and Chief Financial Officer, prior to which Ms. Stein's target was 30%, with a range of 0% to 60%.

Long-Term Incentives

<u>Mid Term Incentive Plan</u>

AltaGas has adopted a Mid Term Incentive Plan ("**MTIP**") for directors, officers and employees as an additional form of long-term variable compensation incentive. The purpose of the MTIP is to link a portion of the at-risk compensation to the achievement of both the Trust's performance targets and individual performance targets, and to thereby promote the attraction, motivation and retention of highly qualified individuals.

The incentive bonus compensation contemplated under the MTIP will be granted in the form of both time-vested restricted units ("**RUs**") and performance-vested units ("**PUs**"). Unless otherwise determined by the HR Committee, the RUs will vest as to one-third per year over a three-year period commencing with the year of grant, contingent upon the Trust achieving a threshold level of performance during each year of the vesting period. The PUs will vest at the end of a three-year period commencing with the year of grant, contingent upon the Trust achieving a threshold level of performance during the three-year vesting period.

The HR Committee will determine in its sole discretion the appropriate performance vesting criteria for the purpose of the RU and PU aspects of the MTIP. That authority has been delegated to the General Partner pursuant to the Unanimous Shareholder Agreement. Factors considered in granting RUs and PUs include the extent to which

individual performance targets are achieved, the level of RUs and PUs granted to similarly placed and qualified individuals in AltaGas, and the affordability of the grants having regard to AltaGas' budget.

The MTIP functions as follows:

(a) the board of directors approves individual grants under the MTIP that are a function of the extent to which individual performance targets were achieved and the level of total compensation provided to similarly placed and qualified individuals in AltaGas and comparable-sized entities (as outlined above in the discussion of Compensation Policy);

(b) following the determination of an individual's grant, the cash value of the grant is converted to phantom whole units (either RUs or PUs at the discretion of the board of directors) equal to the number of whole Trust Units that such individual's grant would have been able to acquire at the date of grant, based on the fair market value ("**FMV**") of the Trust Units. For that purpose, the FMV of the Trust Units is equal to the average of the closing prices of the Trust Units on the Toronto Stock Exchange (the "**TSX**") (or if the Trust Units are not then listed on the TSX then such other exchange upon which the Trust Units are listed) for the immediately preceding 20 trading days prior to the date of grant;

(c) the RUs and PUs are tracked during the applicable vesting period and distributions on a Trust Unit during that period are deemed to be paid on the dates of distribution on each PU and RU and reinvested to acquire more phantom whole units and accrue to the benefit of that individual in the accounts maintained for that individual, to be paid to the individual if and to the extent vesting occurs; and

(d) upon the vesting of RUs or PUs, and contingent upon the applicable performance criteria being achieved, AltaGas has the option to pay out the FMV of the RUs or PUs (including the additional units acquired on reinvestment of the accrued distributions in respect thereof), as the case may be, in cash or in Trust Units equivalent in value acquired by the plan administrator in the open market.

Trust Unit Option Plan

AltaGas adopted a Trust Unit Option Plan (the "**Trust Unit Option Plan**") as a continuing form of long-term variable compensation incentive for directors, officers, employees, consultants and other personnel of the Trust and any of its subsidiaries, including AltaGas. The quantum and granting of Trust Unit options ("**Trust Unit Options**") is related to individual performance, the availability of Trust Unit Options to grant and the level of Trust Unit Options granted to similarly placed and qualified individuals in AltaGas and to those holding similar positions in comparably-sized organizations in the industry (as outlined above in the discussion of Compensation Policy). Trust Unit Options are used as an incentive to attract, retain and motivate a highly qualified staff for the short, medium and long term success of the Trust. Factors considered in granting new Trust Unit Options include the extent to which individual performance targets were achieved, and the affordability of the grants. The HR Committee recommends Trust Unit Option grants to the board of directors based on the aforementioned criteria. No officers vote on these recommendations or are present at board of directors or HR Committee meetings with respect to compensation matters affecting them.

The material provisions of the Trust's current Trust Unit Option Plan are:

- written agreements will be entered into between AltaGas and each optionee to whom a Trust Unit Option is granted (a "**Trust Option Agreement**") which will set out the number of Trust Units subject to option, the exercise price, vesting dates and conditions, the exercise period and any other terms and conditions approved by the board of directors, all in accordance with the provisions of the Trust Unit Option Plan;

- the maximum number of Trust Units issuable upon the exercise of all Trust Unit Options granted under the Trust Unit Option Plan, together with Trust Units as may be subject to options pursuant to other security-based compensation arrangements, shall not exceed 10 percent of the aggregate of the outstanding Trust Units and any other securities exchangeable into Trust Units, including the Exchangeable Units, or such greater number of Trust Units as may be determined by the board of directors and approved, if required, by

the Unitholders and by the Toronto Stock Exchange ("**TSX**" or the "**Exchange**"), not exceeding the maximum number of Trust Units permitted under the rules of the TSX;

- the number of Trust Units reserved for issuance pursuant to Trust Unit Options granted to insiders of the Trust will not exceed 10 percent of the issued and outstanding Trust Units and Exchangeable Units;

- the number of Trust Units that may be issued to insiders pursuant to the Trust Unit Option Plan and all of AltaGas' other securities compensation arrangements within a one-year period will not exceed 10 percent of the issued and outstanding Trust Units and Exchangeable Units and the number of Trust Units that may be issued to an individual insider and that insider's associates pursuant to the Trust Unit Option Plan and all of AltaGas' other securities compensation arrangements within a one-year period will not exceed 5 percent of the issued and outstanding Trust Units and Exchangeable Units;

- the exercise price for a Trust Unit Option shall be as determined by the board of directors, subject to any limitations imposed by the TSX, and in any event shall be an amount at least equal to the closing price of the Trust Units on the TSX on the trading day immediately preceding the date of grant of the Trust Unit Option;

- the exercise period during which an optionee may exercise a Trust Unit Option (subject to applicable vesting limitations which may be imposed by the board of directors) commences on the date that Trust Unit Option is granted to that optionee and ends no later than the date 10 years thereafter; and

- no right or interest of any optionee in or under the Trust Unit Option Plan is assignable or transferable, in whole or in part, either directly or by operation of law or otherwise in any manner except by bequeath or the laws of descent and distribution or if so provided in the Trust Unit Option Agreement with the optionee, subject to the requirements of, or as otherwise allowed by, the TSX. Any such right or interest shall be exercisable during the lifetime of an optionee only by that optionee or his legal representatives or after the death of an optionee or on the optionee ceasing to be a director, officer, employee, consultant or other personnel of AltaGas or an affiliate or the General Partner, only as specified in the Trust Unit Option Agreement with the optionee.

The HR Committee or the Governance Committee may recommend to the board of directors amendments to the Trust Unit Option Plan.

Employee Unit Purchase Savings Plan

The Employee Share Purchase Savings Plan was implemented by AltaGas in 2000 to encourage equity ownership by employees, as a long-term incentive and to ensure AltaGas' compensation was competitive in the oil and gas industry. The Employee Share Purchase Savings Plan was changed to an Employee Unit Purchase Savings Plan on conversion to the Trust in May 2004. All employees of AltaGas are eligible to participate.

Employees can contribute up to 10 percent of their base pay into the savings plan. AltaGas will match employee contributions up to a maximum of 2.5 percent of base pay for those employees with up to three years of service; 3.75 percent of base pay for those employees with three to six years of service; and 5 percent of base pay for those employees with more than six years of service. Employee contributions can be invested in Trust Units, a short-term investment fund or a combination of such investments. AltaGas' contributions are invested in Trust Units.

PERFORMANCE GRAPH

The Common Shares of AltaGas Services Inc. were listed on the TSX on January 17, 2000. Following the Effective Date of the Arrangement, the Trust Units were listed on the TSX in substitution for the Common Shares of AltaGas Services Inc. and are included in the S&P/TSX Capped Energy Trust, S&P/TSX Income Trust and S&P/TSX Composite indices.

The following table and graph compare the yearly percentage change in the cumulative Unitholder return over the last five years on the Common Shares and Trust Units, respectively (assuming a $100 investment was made on December 31, 2003) with the cumulative total return of the S&P/TSX Composite Index, the S&P/TSX Capped Energy Trust Index and the S&P/TSX Income Trust Index. The values assume the reinvestment of any declared dividends or distributions.

	Dec. 31 2003	Dec. 31 2004	Dec. 31 2005	Dec. 31 2006	Dec. 31 2007	Dec. 31 2008
AltaGas	100	153	203	207	231	177
S&P/TSX Composite Index	100	114	142	167	183	123
S&P/TSX Capped Energy Trust Index	100	131	195	188	194	141
S&P/TSX Income Trust Index	100	127	166	161	172	127


250
200
150
100
50
-
Index Value
Dec. 31 2003
Dec. 31 2004
Dec. 31 2005
Dec. 31 2006
Dec. 31 2007
Dec. 31 2008
Year Ended
AltaGas Income Trust
S&P/TSX Composite Index
S&P/TSX Capped Energy Trust Index
S&P/TSX Income Trust Index

Compensation of the Named Executive Officers over the five year period represented by the foregoing table and graph generally reflects continuous growth in key financial metrics like NIPU and ROE. Declines in the trading price of Trust Units in the latter part of 2008 has a direct impact on future compensation value from long term incentives pursuant to the Trust Unit Option Plan, MTIP, and the Employee Unit Purchase Savings Plan.

SUMMARY COMPENSATION TABLE

As indicated above under "*Trust Governance*", the Trust has no management personnel, as the management and administration of the Trust has been delegated to the General Partner and AltaGas, respectively. Accordingly, the following table and discussion relates to compensation paid to AltaGas' executive officers. As described above under "*Compensation Discussion and Analysis*", compensation of AltaGas' executive officers, as with all of

AltaGas' employees, includes short-term and long-term compensation with fixed and variable components designed to recognize and reward individual performance and provide an industry-competitive level of compensation.

For the purposes of this section, and the discussion under "*Compensation Discussion and Analysis*", "executive officer" means the chair and any vice-chair of the board of directors; the president; any vice president in charge of a principal business unit, division or function such as sales, finance or production; any officer of any subsidiary of the Trust, including AltaGas or of a subsidiary of AltaGas who performed a policy-making function in respect of the Trust, and any other person who performed a policy-making function in respect of the Trust. A "Named Executive Officer" means, collectively:

(a) the Chief Executive Officer ("**CEO**") of the General Partner and of AltaGas;

(b) the Chief Financial Officer ("**CFO**") of the General Partner and of AltaGas;

(c) AltaGas' three most highly compensated executive officers other than the CEO and CFO who were serving as executive officers at the end of the most recently completed financial year and whose individual total compensation was more than $150,000 for that financial year; and

(d) each individual for whom disclosure would have been provided under (c) but for the fact that the individual was not an executive officer of AltaGas at the end of that financial year.

The following table sets forth information concerning the compensation paid by AltaGas to its Named Executive Officers for the year ended December 31, 2008. In light of changes made to the required summary compensation disclosure pursuant to NI 51-102 as compared to prior years, the Trust is not required to present comparative information for years ended before December 31, 2008. AltaGas believes that the extent of the changes would make comparisons to prior years difficult absent a recalculation of many of such amounts based on the new disclosure rules. However, those Unitholders interested in reviewing AltaGas' compensation disclosure in respect of prior years should nonetheless refer to the executive compensation disclosure contained in the Trust's management proxy circular dated March 6, 2008, bearing the limitations on comparability in mind.

Name and Principal Position	Year Ended Dec. 31	Salary ($)	Trust Unit-based Awards[2] ($)	Option-based Awards[3] ($)	Non-equity Incentive Plan Compensation: Annual Incentive Plans[4] ($)	Non-equity Incentive Plan Compensation: Long-term Incentive Plans ($)	Pension Value ($)	All Other Compensation ($)[5][6]	Total Compensation ($)
David W. Cornhill[7][8] Chairman of the Board and Chief Executive Officer	2008	594,583	892,000	12,800	680,000	nil	791,127	63,780	3,034,290
Richard M. Alexander[8] President and Chief Operating Officer	2008	362,417	446,000	12,800	323,457	nil	106,515	15,272	1,266,461
Deborah S. Stein Vice President Finance and Chief Financial Officer	2008	230,000	111,500	3,840	148,781	nil	90,883	14,716	599,720
Massimiliano Fantuz[8] Executive Vice President	2008	295,000	1,718,780	1,280	196,470	nil	147,364	16,218	2,375,112
David R. Wright[8] Executive Vice President Strategy and Corporate Development	2008	284,850	167,250	1,280	187,431	nil	78,832	13,333	732,976

Notes:

(1) See discussion of the MTIP and the Trust Unit Option Plan in more detail above under "*Compensation Discussion and Analysis – Compensation Mix – Long Term Incentives*", and refer to "*Incentive Plan Awards*" below for additional information on awards granted in the year ended December 31, 2008.

(2) Grant date fair value for RUs and PUs is estimated using a Black-Scholes-Merton valuation model, modified to reflect the accumulation of additional Trust Units with distributions, which requires the following inputs: market price on the grant date; expected life of the RU or PU; risk-free interest rate (current rate of a zero coupon Canada government bond with a remaining term equal to the expected life of the RU or PU); Trust Unit price volatility (measured from May 3, 2004 to grant date); and distribution rate (annualized distribution rate based on current distribution and market price). It is also assumed with respect to PUs that the performance criteria are met, without application of a multiplier. Accounting fair value of RUs and PUs as at the grant date is nil.

(3) Grant date fair value for Trust Unit Options is estimated using a Black-Scholes-Merton valuation model, which requires the following inputs: strike price (equal to the market price on the trading day prior to the grant date); expected life of the option; risk-free interest rate (current rate of a zero coupon Canada government bond with a remaining term equal to the expected life of the options); Trust Unit price volatility (measured from May 3, 2004 to grant date); and distribution rate (annualized distribution rate based on current distribution and strike price). The grant date fair value of Trust Unit Options is not different from the accounting fair value at the grant date.

(4) Amounts tabled reflect the short term incentive plan compensation earned for services performed during the financial year, even if payable at a future date. See discussion in more detail above under "*Compensation Discussion and Analysis – Compensation Mix – Short Term Incentive Plan*".

(5) The value of perquisites was no greater than the lesser of $50,000 and 10 percent of the total annual salary of each Named Executive Officer in the financial year.

(6) AltaGas makes contributions under the Employee Unit Purchase Savings Plan and the Group RRSP (for David W. Cornhill). These plans are described in more detail above under "*Compensation Discussion and Analysis – Compensation Mix – Long Term Incentives*" and below under "*Retirement Plan Benefits*". Also included are amounts attributable to the AltaGas group benefits plan.

(7) Mr. Cornhill received no additional compensation for his role as a director.

(8) See discussion of employment agreements under "*Executive Employment Agreements*".

TRUST UNIT OWNERSHIP GUIDELINE FOR OFFICERS

In recognition of the importance of ensuring an alignment of financial interests of officers with those of Unitholders, AltaGas has adopted Trust Unit ownership guidelines for officers of AltaGas effective January 1, 2004.

Under the guidelines, incumbents in the following officer positions will be expected to make reasonable efforts to achieve targeted Trust Unit ownership levels within a five-year period commencing on the later of January 1, 2004 or upon the date of formal appointment as an officer of AltaGas. The targets and Trust Units held for the Named Executive Officers are as at December 31, 2008.

Name	Targeted Ownership of Trust Units and/or Exchangeable Units (#)	Actual Trust Units and Exchangeable Units held as at Fiscal Year End (held directly and indirectly) (#)	Unvested RUs and PUs[1] (#)	Total for Trust Unit Ownership Guidelines[1] (#)
David W. Cornhill Chairman and Chief Executive Officer	120,000	1,018,572	158,085	1,176,657
Richard M. Alexander President and Chief Operating Officer	30,000	39,199	96,000	135,199
Deborah S. Stein Vice President Finance and Chief Financial Officer	20,000	7,992	26,000	33,992
Massimiliano Fantuz Executive Vice President	30,000	549,369	63,538	612,907
David R. Wright Executive Vice President Strategy and Corporate Development	30,000	18,649	25,000	43,649

Note:

(1) For purposes of administering AltaGas' Trust Unit ownership guidelines, unvested RUs and PUs count toward Trust Unit ownership.

The HR Committee will periodically review unit holding levels to monitor the progress individual officers are making towards their targeted ownership levels and to encourage officers to meet and maintain those levels.

INCENTIVE PLAN AWARDS

Outstanding Trust Unit-based Awards and Trust Unit Option-based Awards

The following table reflects all option-based and trust unit-based incentive plan awards outstanding to the Named Executive Officers at December 31, 2008.

	Trust Unit Option-based Awards				Trust Unit-based Awards	
Name	**Trust Units Underlying Unexercised Options (#)**	**Option Exercise Price(1) ($/Trust Unit)**	**Option Expiration Date**	**Value of unexercised in-the-money Options(2) ($)**	**Number of Trust Units that have not Vested (#)**	**Market or Payout Value of Trust Unit – based Awards that have not Vested(3) ($)**
David M. Cornhill	100,000+	14.24	10/12/2018	296,000	48,225 PU(4)	1,028,658
					49,860 PU(5)	1,077,700
					20,000 PU(6)	440,786
					40,000 RU+	1,140,222
Richard M. Alexander	100,000+	14.24	10/12/2018	296,000	5,000 RU	103,452
					40,000 PU(7)	827,619
					5,000 RU	104,452
					10,000 PU(4)	213,304
					4,000 PU(5)	86,458
					12,000 PU(6)	264,472
					20,000 RU+	570,111
Deborah S. Stein	10,000	23.80	21/04/2015	Nil	6,000 PU(8)	122,829
	30,000+	14.24	10/12/2018	88,800	7,000 PU(4)	149,313
					1,500 PU(5)	32,422
					1,500 PU(9)	32,826
					5,000 PU(6)	110,197
					5,000 RU+	142,528
Massimiliano Fantuz	10,000+	24.25	05/03/2018	Nil	48,038 RU+	1,324,027
	10,000+	14.24	10/12/2018	29,600	8,000 PU+(10)	178,650
					7,500 RU+	213,792
David R. Wright	25,000	25.82	16/01/2017	Nil	2,000 RU	43,238
	10,000+	14.24	10/12/2018	29,600	7,500 PU(11)	160,547
					3,000 PU(5)	64,844
					5,000 PU(6)	110,197
					7,500 RU+	213,792

Notes:

(1) The option exercise price is set using the closing price of Trust Units on the trading day preceding the grant date.

(2) The value of unexercised in-the-money options represents the difference between the closing price of Trust Units on December 31, 2008 ($17.20) and the exercise price.

(3) Market or payout value of RUs and PUs that have not vested is calculated by adding the original number of Trust Units granted to the additional Trust Units accumulated to December 31, 2008 with respect to those original grants, multiplying such sum by the average closing price for the last 20 trading days of 2008 ($15.77), and adding the distributions that would accumulate on those Trust Units until vesting assuming a distribution of $2.16 per Trust Unit per annum.

(4) Performance milestone: declared total distributions per Trust Unit of $6.12 from grant date to vesting date (11/12/2009).

(5) Performance milestone: declared total distributions per Trust Unit of $6.12 from grant date to vesting date (16/04/2010).

(6) Performance milestone: declared total distributions per Trust Unit of $6.30 from grant date to vesting date (10/12/2010).

(7) Performance milestone: declared total distributions per Trust Unit of $5.94 from grant date to vesting date (01/05/2009).

(8) Performance milestone: declared total distributions per Trust Unit of $5.94 from grant date to vesting date (01/03/2009).

(9) Performance milestone: declared total distributions per Trust Unit of $6.30 from grant date to vesting date (18/09/2010).

(10) Performance milestone: declared total distributions per Trust Unit of $6.30 from grant date to vesting date (06/08/2011).

(11) Performance milestone: declared total distributions per Trust Unit of $6.12 from grant date to vesting date (16/01/2010).

\+ Granted during the year ended December 31, 2008.

PUs outstanding to the Named Executive Officers are subject to multiplication on vesting, as follows:

- If the performance milestone is exceeded by more than 15% the multiplier is two;
- If the performance milestone is met, the multiplier is one;
- If the performance milestone is missed by more than 15%, the multiplier is zero;
- Calculation of the multiplier between not met and exceed will be on a straight line basis commencing with a multiplier of 0.5 at 15% below the performance milestone up to a multiplier of two for exceeding the performance milestone by more than 15%.

Incentive Plan Awards – Value Vested or Earned During 2008

The following table reflects the aggregate dollar value on vesting of Trust Unit Options, RUs and PUs for Named Executive Officers during the year ended December 31, 2008 and annual cash incentives earned during that year by such Named Executive Officers.

Name	Option-based Awards - Value vested during the year (1) ($)	Trust Unit-based Awards – Value vested during the year(2) ($)	Non-Equity Incentive Plan Compensation - Value earned during the year ($)
David W. Cornhill	Nil	45,926	680,000
Richard M. Alexander	Nil	297,758	323,457
Deborah S. Stein	3,025	61,235	148,781
Massimiliano Fantuz	Nil	Nil	196,470
David R. Wright	2,063	27,761	187,431

Notes:

(1) The value upon the vesting of Trust Unit Options represents the difference between the market price of the Trust Units at the time of vesting and the exercise price of the Trust Unit Options.

(2) The value upon the vesting of RUs and PUs represents the product of the RUs and PUs vested multiplied by the market price of the Trust Units at the time of vesting.

Trust Unit Options granted to the Named Executive Officers vest as to 25% on each of the first, second, third and fourth anniversaries of the grant date, and expire on the tenth anniversary. Refer to "*Compensation Discussion and Analysis – Compensation Mix – Long Term Incentives – Trust Unit Option Plan*" for a summary of the material provisions of the Trust's current Trust Unit Option Plan.

The following table provides additional information with respect to Trust Unit Options granted to the Named Executive Officers and vested during the year:

Name	Trust Units Underlying Options Vested during the year (#)	Option Exercise Price ($)	Vesting Date	Market Price of Trust Units on Vesting Date ($)
David W. Cornhill	Nil	n/a	n/a	n/a
Richard M. Alexander	Nil	n/a	n/a	n/a
Deborah S. Stein	2,500	23.80	21/04/2008	25.01
Massimiliano Fantuz	Nil	n/a	n/a	n/a
David R. Wright	6,250	25.82	16/01/2008	26.15

Please refer to "*Compensation Discussion and Analysis – Compensation Mix – Long Term Incentives – Mid Term Incentive Plan*" for a summary of the MTIP.

The following table provides additional information with respect to RUs and PUs granted to the Named Executive Officers and vested during the year:

Name	Trust Units Underlying RUs and PUs Vested during the year (#)	Additional Trust Units accumulated at time of vesting(1) (#)	Vesting Date	Market Price of Trust Units on Vesting Date(2) ($)
David W. Cornhill	1,500 RU	406	02/03/2008	23.92
Richard M. Alexander	5,000 RU 5,000 RU	820 831	01/05/2008 01/07/2008	24.24 26.52
Deborah S. Stein	1,000 PU(3)	271	02/03/2008	23.92
Massimiliano Fantuz	Nil	n/a	n/a	n/a
David R. Wright	1,000 RU	77	16/01/2008	25.59

Notes:

(1) The RUs and PUs are tracked during the applicable vesting period and distributions on a Trust Unit during that period are deemed to be paid on the dates of distribution on each PU and RU and reinvested to acquire more phantom whole units and accrue to the benefit of that individual in the accounts maintained for that individual, to be paid to the individual if and to the extent vesting occurs.

(2) The market price of Trust Units for the purpose of calculating amounts payable pursuant to vested RUs and PUs is the average of the closing price of Trust Units for the immediately preceding 20 days prior to vesting.

(3) A multiplier of two times was applied to payout due to the Trust's distributions ($6.58) exceeding by more than 15% the targeted level during the term of the grant ($5.40).

RETIREMENT PLAN BENEFITS

AltaGas offers the following retirement plan benefits:

<u>AltaGas Defined Contribution Pension Plan</u>

On July 1, 2005, AltaGas instituted a registered defined contribution pension plan (the "**DC Plan**") for employees, including executive officers. The DC Plan provides for AltaGas contributions of 4 percent of employee base salary plus a service-related match of employee optional contributions of up to 2 percent of the employee's base salary. All regular employees, excluding the Chief Executive Officer, participate in the DC Plan. AltaGas contributions on behalf of employees vest after two years of employment with AltaGas or a related company.

Employees direct the investment of their own and AltaGas' contributions in one or a combination of 18 different investment options.

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Non-compensatory ($)	Accumulated Value at Year End ($)
David W. Cornhill(1)	n/a	n/a	n/a	n/a
Richard M. Alexander	37,733	15,008	(7,308)	45,433
Deborah S. Stein	36,951	12,602	(13,912)	35,641
Massimiliano Fantuz	38,022	17,700	(7,299)	48,423
David R. Wright	17,152	14,243	(5,612)	25,783

Note:

(1) Mr. Cornhill does not participate in the DC Plan. See discussion below under "*Retirement Plan Benefits – Group RRSP*".

AltaGas Supplemental Executive Retirement Plan

On July 1, 2005, AltaGas instituted a non-registered defined benefit retirement plan for executive officers to supplement their AltaGas-sponsored registered retirement savings (being the Group RRSP and DC Plan). The SERP benefit is determined such that the value of each member's total retirement benefit is equal to the value of an annual defined benefit pension of 2 percent of the member's highest three-year average earnings multiplied by the member's years of pensionable service.

For purposes of determining the value:

(i) earnings are defined as the member's base salary plus 50 percent of his or her target bonus;

(ii) upon enrolling in the SERP, a member will have the portion of his or her AltaGas employment service that exceeds five years immediately recognized as pensionable service;

(iii) each year going forward the member will receive credit for two years of pensionable service until his or her pensionable service is equal to his or her AltaGas employment service. Thereafter, one year of pensionable service will be credited for each year of continuing employment service;

(iv) the retirement benefit is a joint life pension with a guarantee that at least five years of payments will be made. If the member was married at retirement, after the death of the member, and the expiration of the five-year guarantee, the pension will be reduced to 60 percent for the remainder of the spouse's lifetime; and

(v) the member with at least five years of pensionable service may retire as early as age 55. The accrued retirement benefit will be reduced by 3 percent per year that retirement precedes the member's attainment of age 60.

The SERP will provide the difference between the value of the total retirement benefit determined above, and the value of the Member's DC Plan and Group RRSP entitlement. The SERP will pay this value to the member in equal payments from the date of the member's retirement to the date the member attains age 70.

The SERP benefits will be paid from the general revenue of AltaGas as payments become due. Security for the accruing liability will be provided through a letter-of-credit arrangement.

Name	Number of Years Credited Service (#)	Annual Benefits Payable ($)		Accrued Obligation at start of year ($)	Compensatory Change ($)	Non-compensatory Change[(1)] ($)	Accrued Obligation at Year End ($)
		At year end	At age 65				
David W. Cornhill	13.25	187,130	344,838	1,833,960	791,127	(443,467)	2,181,620
Richard M. Alexander	2.67	20,858	112,110	124,569	91,507	(57,976)	158,100
Deborah S. Stein	1.67	8,333	102,676	Nil	78,281	(28,974)	49,307
Massimiliano Fantuz	2.00	10,019	75,558	Nil	129,664	(31,519)	98,145
David R. Wright	1.96	13,046	81,889	56,916	64,589	(31,582)	89,923

Note:

(1) Reflects change in assumptions, primarily the change in the discount rate from 5.5% to 7.25%, offset by interest on the initial accrued benefit obligation.

Group RRSP

Until July 1, 2005, AltaGas coordinated a group (the "**Group RRSP**") registered retirement savings plan ("**RRSP**") whereby employee contributions into their self-directed RRSPs were matched by AltaGas at a rate of 80 percent of the employee's contribution, to a maximum of 4.8 percent of base pay. AltaGas will continue to enable individuals to make RRSP contributions to the Plan through payroll deduction, but with the commencement of the DC Plan (as defined below) will not match such contributions, except in the case of David W. Cornhill, Chief Executive Officer, who continues to receive matching in lieu of participation in the DC Plan.

EXECUTIVE EMPLOYMENT AGREEMENTS

AltaGas is party to employment agreements with David W. Cornhill, Richard M. Alexander, Massimiliano Fantuz and David R. Wright. The agreements are discussed below.

AltaGas Services Inc. was a party to an employment agreement with David W. Cornhill, AltaGas' Chairman and Chief Executive Officer (the "**Services Employment Agreement**"). The Services Employment Agreement was amended and restated effective May 1, 2004 in connection with the Arrangement so that such agreement for the most part has similar terms and conditions. The amended and restated Services Employment Agreement was effective May 1, 2004. The Services Employment Agreement was further amended and restated effective January 1, 2007 in order to, among other things, increase base salary, provide for allocations of PUs under the MTIP, amend entitlements under the SERP and otherwise adjust the compensation payable to Mr. Cornhill on the occurrence of certain events.

Effective January 1, 2007, AltaGas entered into an employment agreement with Richard M. Alexander (the "**Alexander Agreement**") on substantially similar terms and conditions as the Services Employment Agreement.

Effective January 1, 2008, AltaGas entered into an employment agreement with David R. Wright (the "**Wright Agreement**") on substantially similar terms and conditions as the Services Employment Agreement.

AltaGas was a party to an employment agreement with Massimiliano Fantuz, Executive Vice President dated October 6, 2004 (the "**PremStar Agreement**"). The PremStar Agreement was replaced effective January 1, 2008 with a new agreement (the "**Fantuz Agreement**") that addresses some previous compensation-related obligations under substantially similar terms and conditions as the Services Employment Agreement. The Services Employment Agreement, the Alexander Agreement, the Wright Agreement and the Fantuz Agreement are collectively referred to as the "**Employment Agreements**".

The terms of the Employment Agreements continue indefinitely. The base salaries provided in those agreements for each of those Named Executive Officers are indicated in the Summary Compensation Table provided above.

Termination and Change of Control Arrangements

The Employment Agreements provide compensation in the following circumstances:

- involuntary termination for any reason (other than cause);
- voluntary termination following constructive dismissal, as defined in the Employment Agreements;
- voluntary termination on a "change of control" as defined in the Employment Agreements.

The Employment Agreements provide for a Retirement Allowance in an amount equal to two times (a) the annual base salary paid in the last full month of employment; (b) the product of the annual base salary in effect during the last month of employment multiplied by the annual target bonus percentage; (c) the value of the benefit entitlement for a one-year period; and (d) the value of the annual car allowance or, in the case of Mr. Cornhill, a cash amount equal to the product of 12 times the value on a monthly basis of the car provided to him.

The Employment Agreements for Mr. Alexander, Mr. Fantuz and Mr. Wright are substantially the same as for Mr. Cornhill, except that the Retirement Allowance payable to Mr. Cornhill differs in the following two circumstances:

1. On a change of control, Mr. Cornhill's Retirement Allowance increases to reflect 30 months of compensation versus the 24 months reflected above; and
2. Upon giving 6 months' notice as required in the Services Employment Agreement, Mr. Cornhill is entitled to a Retirement Allowance reflecting 12 months of compensation versus the 24 months reflected above.

If at any time during the term of the amended and restated Services Employment Agreement with Mr. Cornhill there is a "change of control" (as defined below), Mr. Cornhill is entitled, at any time after six months but before one year, after the effective date of such change of control, to terminate his employment with AltaGas by the giving of 60 days' notice to that effect. In that event, or if AltaGas terminates the Employment Agreement within a period of one (1) year after such change of control, he is entitled to the Retirement Allowance

"Change of control" for the purposes of Mr. Cornhill's Services Employment Agreement includes the acquisition of control by any means and "control" includes the power to direct or cause the direction of the management and policies of AltaGas or any applicable affiliate. The definition of change of control in the amended and restated Services Employment Agreement was modified to reflect that given the organization structure of the Trust, a change of control could occur by acquiring control of the Trust Units of the Trust or any of the entities above AltaGas in the organizational structure. The definition of change of control in Mr. Alexander's, Mr. Fantuz's and Mr. Wright's Employment Agreements reflects the same modification.

Mr. Alexander, Mr. Fantuz and Mr. Wright are entitled, at any time after six months but before nine months after the effective date of a change of control, to terminate their employment with AltaGas and receive their Retirement Allowance by the giving of 60 days' notice to that effect.

The definition of change of control in the Services Employment Agreement of Mr. Cornhill includes the restructuring of the business of AltaGas or the Trust to eliminate the trust structure so that the business is conducted by a corporate entity. In contrast, the definition of change of control in Mr. Alexander's, Mr. Fantuz's and Mr. Wright's Employment Agreements does not contemplate such a restructuring constituting a change of control.

The following table shows the amounts payable to each of the Named Executive Officers in the event of termination as at December 31, 2008, in the circumstances noted.

Name	Months used to calculate Retirement Allowance	Value of Retirement Allowance ($)[1]	Additional SERP Value ($)[2]	Value of Long Term Incentives ($)[3]	Total Value ($)
David W. Cornhill[4]	12	1,079,354	-	3,983,366	5,062,720
David W. Cornhill[5]	24	3,040,471	-	3,983,366	7,023,837
David W. Cornhill[6]	30	3,800,589	289,203	3,983,366	8,073,158
Richard M. Alexander[7]	24	1,311,518	37,383	2,465,868	3,814,769
Deborah S. Stein[8]	n/a	n/a	n/a	n/a	n/a
Massimiliano Fantuz[7]	24	1,179,407	244,901	1,746,069	3,170,377
David R. Wright[7]	24	1,034,723	146,491	622,218	1,803,432

Notes:

(1) Includes base salary, bonus, benefits and perquisites.

(2) Value of additional benefit payable in the event of change of control as of December 31, 2008.

(3) Represents value of unexercised, in-the-money Trust Unit Options and market or payout value of Trust Unit-based awards that have not vested, as of December 31, 2008. See "*Incentive Plan Awards – Outstanding Trust Unit-based Awards and Trust Unit Option-based Awards*".

(4) Payable on voluntary termination of Mr. Cornhill's employment by Mr. Cornhill by giving at least six (6) months notice to AltaGas.

(5) Payable upon termination of Mr. Cornhill's employment by AltaGas upon permanent disability, death or without cause, or by Mr. Cornhill for constructive dismissal.

(6) Payable upon termination of Mr. Cornhill's employment by AltaGas or Mr. Cornhill as a result of a change in control of AltaGas.

(7) Payable upon termination of the Named Executive Officer's employment by AltaGas upon permanent disability, death or without cause, by the Named Executive Officer for constructive dismissal, or by AltaGas or the Named Executive Officer as a result of a change in control of AltaGas.

(8) Ms. Stein is not party to an employment agreement with AltaGas.

COMPENSATION OF DIRECTORS

The following table reflects the aggregate compensation paid to directors of the General Partner during the year ended December 31, 2008.

Name	Fees Earned ($)	Trust Unit-based Awards[1][2] ($)	Option-based Awards[1][3] ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All other Compensation[4] ($)	Total ($)
David W. Cornhill[5]	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Allan L. Edgeworth	62,250	16,725	3,200	Nil	Nil	4,130	86,305
Hugh A. Fergusson[6]	28,000	16,725	11,940	Nil	Nil	1,839	58,504
Denis C. Fonteyne	62,250	16,725	3,200	Nil	Nil	3,602	85,777
Daryl H. Gilbert	61,000	16,725	3,200	Nil	Nil	3,602	84,527
Robert B. Hodgins	68,250	16,725	3,200	Nil	Nil	4,658	92,833
Myron F. Kanik[7]	122,250	16,725	3,200	Nil	Nil	4,842	147,017
David F. Mackie	59,250	16,725	3,200	Nil	Nil	Nil	79,175
M. Neil McCrank	54,500	16,725	3,200	Nil	Nil	3,602	78,027

Notes:

(1) See discussion of the MTIP and the Trust Unit Option Plan in more detail above under "*Compensation Discussion and Analysis – Compensation Mix – Long Term Incentives*".

(2) Grant date fair value for RUs and PUs is estimated using a Black-Scholes-Merton valuation model, modified to reflect the accumulation of additional Trust Units with distributions, which requires the following inputs: market price on the grant date; expected life of the RU or PU; risk-free interest rate (current rate of a zero coupon Canada government bond with a remaining term equal to the expected life of the RU or PU); Trust Unit price volatility (measured from May 3, 2004 to grant date); and distribution rate (annualized distribution rate based on current distribution and market price). It is also assumed with respect to PUs that the performance criteria are met, without application of a multiplier. Accounting fair value of RUs and PUs as at the grant date is nil.

(3) Grant date fair value for Trust Unit Options is estimated using a Black-Scholes-Merton valuation model, which requires the following inputs: strike price (equal to the market price on the trading day prior to the grant date); expected life of the option; risk-free interest rate (current rate of a zero coupon Canada government bond with a remaining term equal to the expected life of the options); Trust Unit price volatility (measured from May 3, 2004 to grant date); and distribution rate (annualized distribution rate based on current distribution and strike price). The grant date fair value of Trust Unit Options is not different from the accounting fair value at the grant date.

(4) No perquisites were paid to, or earned by, the directors in the financial year. Amounts are attributable to participation in the AltaGas group benefits plan.

(5) Mr. Cornhill received no additional compensation for his role as a director.

(6) Mr. Fergusson was appointed to the board of directors on May 7, 2008.

(7) Mr. Kanik is the Lead Director.

Fees Earned

The members of the board of directors are entitled to compensation for their services as directors of the General Partner. In the year ended December 31, 2008, the compensation for the directors, other than the directors who are also executive officers or employees of the General Partner or AltaGas, was a retainer of $34,000 per year plus a board meeting fee of $1,250 per meeting and reimbursement for their out-of-pocket expenses incurred in acting as a director. The Chairman of the board of directors is an executive officer of AltaGas and received no additional fees for service on the board of directors. The Lead Director receives an additional annual fee of $60,000 for the increased workload associated with the role of Lead Director. In the year ended December 31, 2008, each director who is a chair of one of the General Partner's committees was compensated, with the chair of the Audit Committee receiving an additional annual retainer of $10,000 and the chair of each of the other committees receiving an additional annual retainer of $5,000. Each member of a committee receives an additional annual

retainer of $3,000 per committee. Each director who is a member of one of the General Partner's committees received a meeting fee of $1,000 per meeting.

A member of the board of directors of AltaGas who is also an executive officer of AltaGas is not entitled to compensation for services rendered to AltaGas in their capacities as such. A member of the board of directors who is also an executive officer of AltaGas will instead receive compensation in his or her capacity as an executive officer of AltaGas.

Name	Base Retainer Fee ($)	Board/Committee Chair Retainer Fee ($)	Committee Retainer Fee ($)	Board Attendance Fee ($)	Committee Attendance Fee ($)	Total Fees ($)
David W. Cornhill(1)	n/a	n/a	n/a	n/a	n/a	n/a
Allan L. Edgeworth	34,000	Nil	6,000	11,250	11,000	62,250
Hugh A. Fergusson(2)	17,000	Nil	3,000	5,000	3,000	28,000
Denis C. Fonteyne	34,000	5,000	3,000	11,250	9,000	62,250
Daryl H. Gilbert(3)	34,000	2,500	4,500	10,000	10,000	61,000
Robert B. Hodgins	34,000	10,000	3,000	11,250	10,000	68,250
Myron F. Kanik(3)	94,000	7,500	1,500	11,250	8,000	122,250
David F. Mackie	34,000	Nil	6,000	11,250	8,000	59,250
M. Neil McCrank	34,000	Nil	5,250	11,250	4,000	54,500

Notes:

(1) Mr. Cornhill received no additional compensation for his role as a director.
(2) Mr. Fergusson was appointed to the board of directors on May 7, 2008.
(3) Mr. Kanik chaired the Human Resources and Compensation Committee for Q1 and Q2 of 2008. Mr. Gilbert succeeded Mr. Kanik as Chair of this Committee for Q3 and Q4 of 2008.

Incentive Plan Awards

Outstanding Trust Unit-Based Awards and Trust Unit Option Awards

The following table reflects all option-based and trust unit-based incentive plan awards outstanding to directors at December 31, 2008.

	Trust Unit Option-based Awards				Trust Unit-based Awards	
Name	Trust Units Underlying Unexercised Options (#)	Option Exercise Price(1) ($/Trust Unit)	Option Expiration Date	Value of unexercised in-the-money Options(2) ($)	Number of Trust Units that have not Vested (#)	Market or Payout Value of Trust Unit – based Awards that have not Vested(3) ($)
David W. Cornhill(4)	n/a	n/a	n/a	n/a	n/a	n/a
Allan L. Edgeworth	20,000 15,000 25,000+	24.62 27.13 14.24	16/03/2015 11/12/2016 10/12/2018	Nil Nil 74,000	500 RU 500 RU 750 RU+	11,224 12,204 21,379
Hugh A. Fergusson	20,000+ 25,000+	25.39 14.24	07/05/2018 10/12/2018	Nil 74,000	750 RU+	21,379
Denis C. Fonteyne	15,000 25,000+	27.13 14.24	11/12/2016 10/12/2018	Nil 74,000	500 RU 500 RU 750 RU+	11,224 12,204 21,379

Name	Trust Unit Option-based Awards: Trust Units Underlying Unexercised Options (#)	Option Exercise Price[(1)] ($/Trust Unit)	Option Expiration Date	Value of unexercised in-the-money Options[(2)] ($)	Trust Unit-based Awards: Number of Trust Units that have not Vested (#)	Market or Payout Value of Trust Unit – based Awards that have not Vested[(3)] ($)
Daryl H. Gilbert	15,000	27.13	11/12/2016	Nil	500 RU	11,224
	25,000+	14.24	10/12/2018	74,000	500 RU	12,204
					750 RU+	21,379
Robert B. Hodgins	20,000	24.62	16/03/2015	Nil	500 RU	11,224
	15,000	27.13	11/12/2016	Nil	500 RU	12,204
	25,000+	14.24	10/12/2018	74,000	750 RU+	21,379
Myron F. Kanik	15,000	27.13	11/12/2016	Nil	500 RU	11,224
	25,000+	14.24	12/10/2018	74,000	500 RU	12,204
					750 RU+	21,379
David F. Mackie	15,000	27.13	11/12/2016	Nil	500 RU	11,224
	25,000+	14.24	10/12/2018	74,000	500 RU	12,204
					750 RU+	21,379
M. Neil McCrank	20,000	25.00	10/12/2017	Nil	500 RU	12,204
	25,000+	14.24	10/12/2018	74,000	750 RU+	21,379

Notes:

(1) The option exercise price is set using the closing price of Trust Units on the trading day preceding the grant date.
(2) The value of unexercised in-the-money options represents the difference between the closing price of Trust Units on December 31, 2008 ($17.20) and the exercise price.
(3) Market or payout value of RUs and PUs that have not vested is calculated by adding the original number of Trust Units granted to the additional Trust Units accumulated to December 31, 2008 with respect to those original grants, multiplying such sum by the average closing price for the last 20 trading days of 2008 ($15.77), and adding the distributions that would accumulate on those Trust Units until vesting assuming a distribution of $2.16 per Trust Unit per annum.
(4) Mr. Cornhill received no additional compensation for his role as a director.
\+ Granted during the year ended December 31, 2008.

Incentive Plan Awards – Value Vested or Earned During 2008

The following table reflects the aggregate dollar value on vesting of Trust Unit Options, RUs and PUs for directors during the year ended December 31, 2008 and annual cash incentives earned during that year by such directors.

Name	Option-based Awards - Value vested during the year [(1)] ($)	Trust Unit-based Awards – Value vested during the year[(2)] ($)	Non-Equity Incentive Plan Compensation - Value earned during the year ($)
David W. Cornhill[(3)]	n/a	n/a	n/a
Allan L. Edgeworth	1,900	11,122	n/a
Hugh A. Fergusson	5,067	Nil	n/a
Denis C. Fonteyne	Nil	11,122	n/a
Daryl H. Gilbert	Nil	11,122	n/a
Robert B. Hodgins	1,900	11,122	n/a
Myron F. Kanik	Nil	11,122	n/a

Name	Option-based Awards - Value vested during the year [1] ($)	Trust Unit-based Awards – Value vested during the year[2] ($)	Non-Equity Incentive Plan Compensation - Value earned during the year ($)
David F. Mackie	Nil	11,122	n/a
M. Neil McCrank	Nil	4,565	n/a

Notes:

(1) The value upon the vesting of Trust Unit Options represents the difference between the market price of the Trust Units at the time of vesting and the exercise price of the Trust Unit Options.

(2) The value upon the vesting of RUs and PUs represents the product of the RUs and PUs vested multiplied by the market price of the Trust Units at the time of vesting.

(3) Mr. Cornhill received no additional compensation for his role as a director.

Trust Unit Options granted to the directors vest as to 25% on each of the first, second, third and fourth anniversaries of the grant date, and expire on the tenth anniversary, with the following exceptions:

(i) the Trust Unit Options with a 11/12/2016 expiration date vest as to 50% immediately, and 25% on each of the first and second anniversaries of the grant date;

(ii) the Trust Unit Options granted to Mr. McCrank with a 10/12/2017 expiration date and to Mr. Fergusson with a 07/05/2018 expiration date vest as to one-third immediately, and one-third on each of the first and second anniversaries of the grant date.

Refer to "*Compensation Discussion and Analysis – Compensation Mix – Long Term Incentives – Trust Unit Option Plan*" for a summary of the material provisions of the Trust's current Trust Unit Option Plan.

The following table provides additional information with respect to Trust Unit Options granted to directors and vested during the year:

Name	Trust Units Underlying Options Vested during the year (#)	Option Exercise Price ($)	Vesting Date	Market Price of Trust Units on Vesting Date ($)
David W. Cornhill[1]	n/a	n/a	n/a	n/a
Allan L. Edgeworth	5,000 3,750	24.62 27.13	16/03/2008 11/12/2008	25.00 14.90
Hugh A. Fergusson	6,667	25.39	07/05/2008	26.15
Denis C. Fonteyne	3,750	27.13	11/12/2008	14.90
Daryl H. Gilbert	3,750	27.13	11/12/2008	14.90
Robert B. Hodgins	5,000 3,750	24.62 27.13	16/03/2008 11/12/2008	25.00 14.90
Myron F. Kanik	3,750	27.13	11/12/2008	14.90
David F. Mackie	3,750	27.13	11/12/2008	14.90
M. Neil McCrank	6,667	25.00	10/12/2008	13.99

Note:

(1) Mr. Cornhill received no additional compensation for his role as a director.

Please refer to "*Compensation Discussion and Analysis – Compensation Mix – Long Term Incentives – Mid Term Incentive Plan*" for a summary of the MTIP.

The following table provides additional information with respect to RUs and PUs granted to directors and vested during the year:

Name	Trust Units Underlying RUs and PUs Vested during the year (#)	Additional Trust Units accumulated at time of vesting[1] (#)	Vesting Date	Market Price of Trust Units on Vesting Date[2] ($)
David W. Cornhill[3]	n/a	n/a	n/a	n/a
Allan L. Edgeworth	250 RU 250 RU	20 21	16/04/2008 10/12/2008	24.13 16.65
Hugh A. Fergusson	Nil	Nil	n/a	n/a
Denis C. Fonteyne	250 RU 250 RU	20 21	16/04/2008 10/12/2008	24.13 16.65
Daryl H. Gilbert	250 RU 250 RU	20 21	16/04/2008 10/12/2008	24.13 16.65
Robert B. Hodgins	250 RU 250 RU	20 21	16/04/2008 10/12/2008	24.13 16.65
Myron F. Kanik	250 RU 250 RU	20 21	16/04/2008 10/12/2008	24.13 16.65
M. Neil McCrank	250 RU	21	10/12/2008	16.65

Notes:

(1) The RUs and PUs are tracked during the applicable vesting period and distributions on a Trust Unit during that period are deemed to be paid on the dates of distribution on each PU and RU and reinvested to acquire more phantom whole units and accrue to the benefit of that individual in the accounts maintained for that individual, to be paid to the individual if and to the extent vesting occurs.

(2) The market price of trust units for the purpose of calculating amounts payable pursuant to vested RUs and PUs is the average of the closing price of Trust Units for the immediately preceding 20 days prior to vesting.

(3) Mr. Cornhill received no additional compensation for his role as a director.

The directors have limited the number of Trust Unit Options reserved for grant to the non-employee directors to 1.0 percent of the outstanding Trust Units, including Exchangeable Units. The total number of Trust Unit Options granted to non-employee directors at December 31, 2008 is equal to 0.51% percent of the issued and outstanding Trust Units, including Exchangeable Units. If the resolution set forth above under "*Matters to be Considered at the Meeting – Approval of Amendment to the Trust Unit Option Plan*" is approved by Unitholders at the Meeting, the 1.0 percent limitation currently imposed on non-employee director participation will be institutionalized in the Trust Unit Option Plan itself and an additional $100,000 per annum value maximum will be applied to the grants to each non-employee director.

TRUST UNIT OWNERSHIP REQUIREMENT FOR DIRECTORS

In recognition of the importance of ensuring an alignment of financial interests of directors with those of Unitholders, AltaGas has adopted a Trust Unit ownership requirement for directors of AltaGas effective February 25, 2009.

Under the requirement, directors must achieve a Trust Unit ownership level of three times their annual retainer within a five-year period commencing on the later of February 25, 2009 or upon the date of formal appointment as a director of AltaGas. This requirement replaces a guideline that was established on August 9, 2006.

Name	Targeted Ownership of Trust Units and/or Exchangeable Units at Fiscal Year-End(1) (#)	Actual Trust Units and Exchangeable Units held as at Fiscal Year-End(2) (#)	Unvested RUs and PUs(3) (#)	Total for Trust Unit Ownership Guidelines(3) (#)	Value of Trust Units, Exchangeable Units, RUs and PUs at Fiscal Year End(4) ($)
David W. Cornhill(5)	n/a	1,018,572	158,085	1,176,657	21,206,804
Allan L. Edgeworth	5,930	3,000	1,750	4,750	96,407
Hugh A. Fergusson	5,930	5,935	750	6,685	123,461
Denis C. Fonteyne	5,930	38,200	1,750	39,950	701,847
Daryl H. Gilbert	5,930	900	1,750	2,650	60,287
Robert B. Hodgins	5,930	2,000	1,750	3,750	79,207
Myron F. Kanik	5,930	43,960	1,750	45,710	800,919
David F. Mackie	5,930	1,085,941	1,750	1,087,691	18,722,992
M. Neil McCrank	5,930	5,000	1,250	6,250	119,583

Notes:

(1) Required ownership is three (3x) times the annual retainer. Annual retainer at December 31, 2008 was $34,000, for required ownership of $102,000 within the five-year period referenced above. Trust Unit closing price on the TSX on December 31, 2008 was $17.20.

(2) The information as to the Trust Units and Exchangeable Units owned includes both Trust Units beneficially owned, directly or indirectly, and Trust Units and Exchangeable Units over which control or direction is exercised, and has been furnished by each of the nominees as of the Record Date.

(3) For purposes of administering AltaGas' Trust Unit ownership guidelines, unvested RUs and PUs count toward Trust Unit ownership.

(4) Using the December 31, 2008 Trust Unit closing price on the TSX of $17.20 for Trust Units and Exchangeable Units, and adding the values previously disclosed under the table heading "Market or Payout Value of Trust Unit-based Awards that have not Vested" for RUs and PUs.

(5) Mr. Cornhill is subject to the Trust Unit ownership guidelines for officers.

The Governance Committee periodically reviews Trust Unit holding levels to monitor the progress individual directors are making towards required ownership levels and to ensure directors meet and maintain those levels.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information related to AltaGas' equity compensation plans for the financial year ended December 31, 2008:

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	2,972,250	$20.33	4,218,245[1]
Equity Compensation plans not approved by securityholders	N/A[2]	N/A	N/A[2]
Total	2,972,250	$20.33	4,218,245

Notes:

(1) Of the 4,218,245 Trust Units available for future issuance pursuant to the Trust Unit Option Plan at December 31, 2008, only 2,541,848 Trust Units were reserved for issuance with the TSX pursuant to the Trust Unit Option Plan.

(2) No Trust Units are available or reserved for future issuance pursuant to the MTIP. On vesting, RUs and PUs are paid in cash or, at the option of AltaGas, Trust Units purchased on the open market. See "*Compensation Discussion and Analysis – Compensation Mix – Long-Term Incentives – Mid Term Incentive Plan*".

OTHER MATTERS

The General Partner knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

AltaGas shall provide without charge, upon request being made to AltaGas, a copy of the Trust's annual information form, together with any document, or the pertinent pages of any document, incorporated by reference therein, the Trust's most recently filed comparative annual financial statements, together with the accompanying report of the auditor, the Trust's most recently filed annual Management's Discussion and Analysis and any interim financial statements of the Trust that have been filed thereafter and the interim Management's Discussion and Analysis relating thereto. Financial information is provided in the Trust's comparative financial statements and Management's Discussion and Analysis for the year ended December 31, 2008.

Additional information relating to the General Partner, AltaGas and the Trust is available under the Trust's profile on SEDAR at www.sedar.com.

DATE: March 3, 2009.

SCHEDULE A
STATEMENT OF GENERAL PARTNER'S GOVERNANCE PRACTICES

The following table sets forth the disclosure requirements for Corporate Governance Disclosure set forth in NI 58-101F1 together with the General Partner's governance approach. In addition, where applicable the table references the requirements contained in NI 52-110 and the General Partner's compliance therewith. The board of directors believes that the General Partner's corporate governance policies and practices fully comply with the requirements of NI 52-110 and NI 58-101 and with the guidelines of NP 58-201.

1. Board of Directors	
a.	**Disclose the identity of directors who are independent.** Independent directors: Allan L. Edgeworth — Denis C. Fonteyne Hugh A. Fergusson — Daryl H. Gilbert Robert B. Hodgins — Myron F. Kanik David F. Mackie — M. Neil McCrank This disclosure is also set forth above under *"Matters to be Considered at the Meeting - Election of Directors"*.
b.	**Disclose the identity of directors who are not independent, and describe the basis for that determination.** David W. Cornhill, as Chief Executive Officer of the General Partner and AltaGas and a member of management, is not considered independent.
c.	**Disclose whether or not a majority of directors are independent.** A majority of the directors, eight of nine, are independent within the meaning of NI 58-201.
d.	**Disclose directors' directorships in other public entities.**

Director	Other public entities
David W. Cornhill	AltaGas Utility Group Inc.
Allan L. Edgeworth	Emera Inc. Pembina Pipeline Corporation (Administrator of Pembina Pipeline Income Fund)
Hugh A. Fergusson	Provident Energy Ltd. (Delegate of the trustee of Provident Energy Trust) Canexus Limited (Administrator of Canexus Income Fund)
Denis C. Fonteyne	None
Daryl H. Gilbert	Crocotta Energy Inc. Falcon Oil & Gas Ltd. Galleon Energy Inc. MGM Energy Corp. Nexstar Energy Ltd. Penn West Petroleum Ltd. (Administrator of Penn West Energy Trust) Seaview Energy Inc. Spry Energy Ltd. Zedi Inc.
Robert B. Hodgins	Enerflex Holdings General Partner Ltd. (Administrator of Enerflex Systems Income Fund) EnerMark Inc. (Delegate of the trustee of Enerplus Resources Fund) Fairborne Energy Ltd. MGM Energy Corp.

	Myron F. Kanik	Pembina Pipeline Corporation (Administrator of Pembina Pipeline Income Fund)
	David F. Mackie	None
	M. Neil McCrank	Petrobank Energy and Resources Ltd.
e.	**Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.** In 2008, the independent directors had seven (7) regularly scheduled meetings at which the non-independent director and management were not in attendance.	
f.	**Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.** David W. Cornhill is the Chairman of the board of directors and Chief Executive Officer of the General Partner and AltaGas and is not considered an independent director. To ensure that the board of directors can function independently of management, the board of directors has appointed Myron F. Kanik, an independent director, as Lead Director. Mr. Kanik acts as Chair of the board of directors at meetings where the non-independent director and management are not in attendance. Responsibility for administering the board of directors' relationship to management has been assigned to the Governance Committee. Mr. Kanik is also chair of the Governance Committee. See discussion of Governance Committee below.	
g.	**Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.** See disclosure of attendance record above under *"Election of Directors"*.	
2. Board Mandate		
a.	The board of directors has the following mandate: I. CONSTITUTION A. The Board of Directors of AltaGas General Partner Inc. (the "General Partner") is constituted in accordance with the Articles and By-laws of the Corporation as amended from time to time and in accordance with the *Canada Business Corporations Act* (the "Act") as amended from time to time. B. The Board of Directors of AltaGas General Partner Inc. (the "General Partner") is will act in accordance with the Articles and By-laws of the Corporation as amended from time to time and in accordance with the *Canada Business Corporations Act* (the "Act") and other applicable legislation as amended from time to time. C. Pursuant to the Delegation Agreement dated May 1, 2004 among AltaGas Income Trust (the "Trust"), the General Partner and the Trustee (the "Delegation Agreement"), the Board of Directors of the General Partner is responsible for managing the business and affairs of the Trust. D. In addition, pursuant to a unanimous shareholder agreement dated May 1, 2004 among the General Partner, AltaGas Holding Limited Partnership No. 1, AltaGas Holding Limited Partnership No. 2 and AltaGas Ltd. ("AltaGas") (the "Unanimous Shareholder Agreement"), AltaGas has granted to the General Partner the power, among other things, of the directors of AltaGas to appoint the executive officers of AltaGas and to manage, or to supervise the management of, the business and affairs of AltaGas. II. MEMBERSHIP AND ORGANIZATION A. The Articles of the Corporation provide that there shall be a minimum of one and a maximum of nine Directors. In addition, the Articles provide that the Directors may appoint one or more Directors to hold office for a term expiring at the next annual meeting of the Unitholders	

provided that the total number so appointed may not exceed one third of the number of Directors elected at the previous annual meeting of the Unitholders.

B. Nominations for the position of Director are in accordance with the Articles and By-laws of the Corporation and the Act. Nominees for Directors are initially considered and recommended by the Governance Committee of the Board of Directors, approved by the Board of Directors as a whole and elected annually by the Trustee at the direction of the Unitholders.

C. The Board of Directors must be composed of a majority of members who have been determined by the Board of Directors to be independent. A Director is independent if the Director has no relationship with the Trust, the General Partner or AltaGas which could, in the view of the Board of Directors, reasonably interfere with the exercise of a Director's independent judgment.

D. The Board of Directors may delegate certain of their responsibilities to committees of the Board of Directors. The responsibilities of the committees will be set forth in a mandate for each committee, as determined by the Board of Directors from time to time.

III. MEETINGS

A. The Board of Directors shall convene not less than four times annually at such times and places as determined by the Board of Directors, or as required by the By-laws or the Act. In addition, the Board of Directors shall convene at the request of the Chairman, the Lead Director, any officer of the General Partner or AltaGas or any Director or as otherwise set forth in the By-laws.

B. Notice of the time, date and place of each meeting of the Board of Directors shall be given to each Director not less than 48 hours before the time when the meeting is to be held in accordance with the By-laws and the Act.

C. A quorum of the Directors at any meeting necessary for the transaction of business shall be as set forth in the By-laws.

D. The Board of Directors will meet at least quarterly and in addition, once annually to review long-term and strategic planning for the Trust.

E. The independent Directors will meet on a periodic basis in the absence of management and non-independent Directors.

IV. DUTIES AND RESPONSIBILITIES

A. The Board of Directors has plenary power. Any responsibility not delegated to management or a committee of the Board of Directors remains with the Board of Directors.

B. The Board of Directors, in accordance with the Articles, the By-laws and the Act, affirms its mandate and general power to manage and supervise the management of the business and affairs of the Trust, the General Partner and AltaGas and assumes responsibility for the overall stewardship of the Trust, the General Partner and AltaGas.

C. In discharging its general powers and responsibilities and fulfilling its mandate, the Board of Directors oversees the development, adoption and implementation of the Trust's strategies and plans. In addition to its general powers and responsibilities, the Board's responsibilities include:

1. Establishing a code of business ethics, encouraging a culture of ethical business conduct throughout the organization and monitoring compliance with the code of business ethics by the directors, officers and employees of the Trust and its subsidiaries;
2. Participating in the Trust's strategic planning process on an annual basis, including an examination of the opportunities and risks of the business of the Trust and its subsidiaries;
3. Identifying and understanding the principal risks associated with the Trust's business and reviewing and approving the implementation of systems to manage such risks;
4. Overseeing management development and succession planning through the Human Resources and Compensation Committee;
5. Establishing policies for communicating with Unitholders and others and for receiving comment from Unitholders and others;

6. Reviewing the effectiveness of the Trust's internal control and management information systems;
7. Developing the Trust's approach to governance through the Governance Committee of the Board of Directors;
8. Overseeing finance, accounting, audit and financial control matters through the Audit Committee of the Board of Directors;
9. Overseeing environment, occupational health and safety matters through the Environment, Occupational Health and Safety Committee of the Board of the Directors; and
10. The general review of the Trust's results of operations, including the evaluation of the general and specific performance of management.

D. The Board of Directors is responsible for establishing policies to ensure effective, timely and non-selective communications between the Trust, its Unitholders, other stakeholders and the public. The Board of Directors, or the appropriate committee thereof, will review and approve the content of the Trust's major communications to Unitholders and the investing public, including the quarterly and annual reports, the information circular, the annual information form and any prospectuses that may be issued. The Board of Directors will establish policies for receiving communications from its Unitholders, other stakeholders and the public.

E. The Board of Directors is responsible for establishing the mandates, roles and responsibilities of the Committees of the Board of Directors and the Chairs of each Committee and for delineating the responsibilities of the Chairman, Lead Director, Chief Executive Officer and management. The Board of Directors will review this mandate at least once annually.

Discussion

The mandate of the board of directors pursuant to the *Canada Business Corporations Act* (the "**CBCA**") is generally to manage or supervise the management of the business and affairs of the General Partner. Pursuant to the Unanimous Shareholder Agreement the board of directors has also assumed that role in respect of AltaGas.

The board of directors sets one meeting per year for a comprehensive review and approval of the Trust's budget and plan for the Trust and its affiliates the following year. The board of directors has also established one meeting per year for a comprehensive review and approval of the overall strategic plan of the Trust and its affiliates. Management regularly provides the board of directors with operational reviews of the Trust's and its affiliates' activities. In conjunction with these reviews, the board of directors discusses various strategic planning matters and identifies business and other risks associated with the activities of the Trust and its affiliates, as it considers appropriate.

The board of directors is responsible for understanding the principal risks associated with the business of the Trust and its affiliates on an ongoing basis and management is responsible to ensure that the board of directors and its committees are kept well informed of these changing risks on a timely basis.

The board of directors considers that certain decisions are sufficiently important that management should seek prior approval of the board of directors. Such decisions include: approval of the annual capital and operating budgets and any material changes to or deviations from these budgets; acquisition or sale of significant assets, including significant commitments with industry partners; significant debt or equity financing; changes in management; all matters as required under the Declaration of Trust or the CBCA; and significant changes incorporate policies, goals or objectives.

3. Position Descriptions	
a.	**Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.** The board of directors has established written mandates for the board of directors and each of the Audit, Governance, Human Resources and Compensation, and Environment, Occupational Health and Safety Committees which set out the roles and responsibilities of the board and each committee. The Governance Committee's mandate includes review of the description of the directors' duties and the division of duties between and among directors, the Chairman, the Lead Director, the Chief Executive Officer and management.
b.	**Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a written position description, briefly describe how the board delineates the role and responsibilities of the CEO.** The board of directors has developed and maintains a position description for the Chief Executive Officer (within the context of the requirements imposed by the Declaration of Trust, the CBCA and AltaGas' by-laws), which includes the limits on management's responsibilities. The Governance Committee's mandate includes review of the description of the directors' duties and the division of duties between and among directors, the Chairman, the Lead Director, the Chief Executive Officer and management. The board of directors develops corporate objectives for which the Chief Executive Officer is responsible through its annual budget and strategic plan review, and otherwise as required. The Human Resources and Compensation Committee evaluates the Chief Executive Officer against those objectives and reports the results of the evaluation to the board of directors.
4. Orientation and Continuing Education	
a.	**Briefly describe what measures the board takes to orient new directors regarding** **(i) the role of the board, its committees and its directors, and** **(ii) the nature and operation of the issuer's business.** The Governance Committee is responsible for establishing formal orientation, development and education programs and materials for new directors. The General Partner does not provide formal education programs for new directors, but meetings are arranged with the Lead Director, the Chairman, the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, the Vice President, General Counsel and Corporate Secretary and other members of management to discuss the role of the board of directors, its Committees and its directors, and the nature and operation of AltaGas' business. In addition, the General Partner does provide such other orientation and information as individual directors may request.
b.	**Briefly describe what measures, if any, the board takes to provide continuing education for its directors.** The Governance Committee is responsible for establishing formal orientation, development and education programs and materials for directors. Ongoing education of all directors is offered where a need is perceived or based on input obtained from individual directors as part of the assessment process.

5. Ethical Business Conduct	
a.	**Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:** **(i) disclose how a person or company may obtain a copy of the code;** **(ii) describe how the board monitors compliance with the code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and** **(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.** The board of directors has adopted a Code of Business Ethics ("**COBE**"). A copy of the COBE is publicly available through the SEDAR website at www.sedar.com or on the Trust's website at www.altagas.ca or by request to the Vice President, General Counsel and Corporate Secretary. The board of directors monitors compliance with the COBE through reports of management to the Board Committees with responsibility for various aspects of the COBE. In addition, the Trust has established a third-party service provider hotline and website for complaints. Complaints to the third-party service provider are provided to the Chair of the Audit Committee. Employees are required to sign off annually on their understanding of COBE. There have not been any material change reports filed since the beginning of the Trust's most recently completed financial year that pertain to any conduct of a director or executive officer that constitutes a departure from the COBE.
b.	**Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.** Any director with a material interest in a transaction or agreement being considered by the board of directors is required to declare such conflict and either absent themselves from the board of directors' meeting where such transaction or agreement is being considered or abstain from voting with respect to such transaction or agreement. Executive Officers are to disclose any material interest in a transaction or agreement being considered by the board of directors. Such Executive Officers would not be present at the board of directors meeting at which such transaction is being considered.
c.	**Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.** The Governance Committee is responsible for the development of the overall governance of the Trust, a continuing assessment of corporate governance matters, and to make recommendations to the board of directors regarding the General Partner's approach to corporate governance. Included in the Governance Committee's mandate is to review and make recommendations to the board of directors regarding the General Partner's approach to ethical business conduct as set forth in the COBE.

6. Nomination of Directors	
a.	**Describe the process by which the board identifies new candidates for board nomination.** The Governance Committee's mandate includes recommending directors to the board of directors to fill vacancies on the board of directors or to be proposed for election by the Trustee, at the direction of the Unitholders. The qualifications of the new board of directors' nominees are reviewed by the Governance Committee based on criteria set by the board of directors from time to time.
b.	**Disclose whether or not the board has a nominating committee composed entirely of independent directors.** The Governance Committee is currently composed of Robert B. Hodgins, Myron F. Kanik, David F. Mackie and M. Neil McCrank all of whom are independent directors. Myron F. Kanik is the chair of the committee and the Lead Director.

c.	**If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.** The Governance Committee's mandate includes recommending directors to the board of directors to fill vacancies on the board of directors or to be proposed for election by the Trustee, at the direction of the Unitholders. The competencies and skills of the board of directors as a whole are considered by the Governance Committee in assessing potential nominees. The qualifications of the new board of directors' nominees are reviewed by the Governance Committee based on criteria set by the board of directors from time to time. The Governance Committee's mandate includes reviewing and making recommendations as to the size of the board of directors and practices for measuring performance. Based on these recommendations, the board of directors considers its size each year when it considers the number of directors to recommend to the Unitholders for election at the annual meeting of Unitholders, taking into account the number required to carry out the board of directors' duties effectively and to maintain a diversity of view, skills and experience.
7. Compensation	
a.	**Describe the process by which the board determines the compensation for the issuer's directors and officers.** See the discussion under the heading *"Report on Employee and Executive Compensation"* in the Information Circular.
b.	**Disclose whether or not the board has a compensation committee composed entirely of independent directors.** The Human Resources and Compensation Committee currently consists of Denis C. Fonteyne, Daryl H. Gilbert, Myron F. Kanik and David F. Mackie, all of whom are independent directors. Myron F. Kanik was the chair of the committee through the first two quarters of 2008. Daryl H. Gilbert succeeded Mr. Kanik as chair of the committee.
c.	**If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.** The mandate of the Human Resources and Compensation Committee includes reviewing and approving corporate goals and objectives relevant to the Chief Executive Officer's compensation, evaluation of the Chief Executive Officer against those goals and objectives and making recommendations to the board of directors with respect to the Chief Executive Officer's compensation based on its evaluation, developing appropriate compensation policies for the other officers of AltaGas and for evaluating senior management performance. The Human Resources and Compensation Committee reviews executive compensation disclosure before public disclosure of this information.
d.	**If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.** AltaGas engaged Mercer (Canada) Limited ("**Mercer**") to provide specific support to it and the board of directors in determining compensation for AltaGas' officers and directors during the most recently completed fiscal year. This support consisted of (i) the provision of general market observations with respect to market trends and issues, and (ii) the provision of benchmark data. Mercer was paid approximately $54,000 in fees for this work. In addition to this mandate, Mercer (through a different line of business) provides general employee compensation or benefits consulting services to AltaGas.
8. Other Board Committees	
a.	**If the board has other standing committees other than audit, compensation and nominating committees, identify the committee and describe their function.** In addition to the Audit Committee, the Governance Committee and the Human Resources and Compensation Committee, the board of directors of the General Partner has established the Environment, Occupational Health and Safety Committee, which monitors and makes

	recommendations with respect to the environment, health and safety policies, practices and procedures of the Trust's affiliates, including AltaGas and its subsidiaries. The committee has established an environmental risk management system and monitors its operation through regular reports. The Environment, Occupational Health and Safety Committee currently consists of David W. Cornhill, Allan L. Edgeworth, Hugh A. Fergusson, Denis C. Fonteyne and M. Neil McCrank, of whom Messrs. Edgeworth, Fergusson, Fonteyne and McCrank are independent directors. Denis C. Fonteyne is the chair of the committee.
9. Assessments	
a.	**Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.** The Governance Committee's mandate also includes establishing appropriate practices for measuring the performance and for the review of the performance of the board of directors, board of directors' committees and individual directors. The board of directors has a system to evaluate its performance. Each director annually completes a confidential questionnaire designed to provide directors with an opportunity to evaluate how effectively the board of directors, its committees, and the individual directors, are operating and to make suggestions for improvement. The questionnaire is primarily designed to provide constructive input for the improvement of the board of directors as a whole. Questions posed address the composition of the board of directors and its committees; effectiveness of the board of directors and its committees, the Chair and lead director, and meetings; duties and responsibilities of the board of directors and its committees; and orientation and development processes for the board of directors. The questionnaire, once completed, is submitted to the Chair of the Governance Committee. Directors' input is then summarized on an anonymous basis. The summary is then reported to the board of directors by the Chair of the Governance Committee.
NI 52-110 Financial Literacy	
NI 52-110 Requirement	**The audit committee must have a minimum of three members, each of whom must be "independent" and "financially literate" directors.**
Does the General Partner Align?	Yes
Description of Approach	The CBCA, the corporate statute governing the General Partner, requires that the Audit Committee of the General Partner be composed of not less than three directors, a majority of whom are not officers or employees of the General Partner or any of its affiliates, including AltaGas. The Audit Committee complies with these requirements and the requirements of NI 52-110.
	All members of the Audit Committee are "financially literate" and Allan L. Edgeworth, Hugh Fergusson, Daryl H. Gilbert and Robert B. Hodgins have "accounting or related financial expertise", based on criteria established by the board of directors in accordance with NI 52-110. The board of directors has adopted the definition of "financially literate" set forth in NI 52-110.[1] The board of directors has developed written terms of reference outlining the Audit Committee's roles and responsibilities and provides appropriate guidance to Audit Committee members as to their duties. These terms of reference are reviewed annually by the board of directors. The Audit Committee assesses the adequacy of procedures for the public disclosure of financial information. The Audit Committee reviews on behalf of the board of directors, and reports to the board of directors the results of its review and its recommendation regarding, all material matters of a financial reporting and audit nature, including without limitation the

[1] NI 52-110 defines "financial literacy" as the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Trust's financial statements.

	annual and interim financial statements, management discussion and analysis, related press releases of the Trust and internal controls. The Audit Committee reviews the nature and scope of the annual audit as proposed by the auditors and management. The Audit Committee is responsible for ensuring that management has established and is maintaining disclosure controls and procedures and internal control over financial reporting. The Audit Committee meets with the Trust's auditors regularly, independent of management, and has direct communication channels with the Trust's external and internal auditors to discuss and review specific issues as appropriate.
Audit Committee Charter	
NI 52-110 Requirement	The Audit Committee must have a written charter that sets out its mandate and responsibilities.
Does the General Partner Align?	Yes
Description of Approach	The Audit Committee has a charter in place. See the Trust's Annual Information Form for the year ended December 31, 2008 for the text of the charter.

SCHEDULE B

ORDINARY RESOLUTION OF THE UNITHOLDERS OF ALTAGAS INCOME TRUST

(the "Trust")

RE: AMENDMENT TO TRUST UNIT OPTION PLAN

NOW THEREFORE BE IT RESOLVED as an ordinary resolution of the Trust that:

1. The Trust Unit Option Plan of the Trust (the "**Plan**") is amended as described in the management information circular of the Trust dated March 3, 2009, including to delete in its entirety Section 11 thereof and replace it with the following:

"11. **Amendment and Termination of the Plan.**

Subject to the exceptions set out below, and subject to those provisions of applicable law, if any, that require the approval of Unitholders or any governmental or regulatory body (including, without limitation, the Exchange), the Board of Directors may amend, suspend or terminate the Plan, or any portion thereof or any Trust Option, at any time, and may do so without Unitholder approval.

Without limiting the generality of the foregoing, the Board of Directors may make the following types of amendments to the Plan without seeking Unitholder approval:

(a) amendments of a "housekeeping" or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

(b) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the Exchange);

(c) amendments respecting the administration of the Plan;

(d) any amendment to the early termination provisions of the Plan or any grant, provided such amendment does not entail extension beyond the original Option Period; and

(e) amendments necessary to suspend or terminate the Plan.

Unitholder approval will be required for the following types of amendments:

(i) any increase in (A) the number of Trust Units that may be issued on the exercise of Trust Options granted pursuant to the Plan, if the Plan provides for a fixed number of Trust Units reserved for issuance, and (B) the percentage amount of Trust Units that may be issued on the exercise of Trust Options granted pursuant to the Plan, if the Plan provides for a percentage amount of Trust Units reserved for issuance;

(ii) any amendment which reduces the Option Price of a Trust Option;

(iii) any cancellation and reissuance of a Trust Option;

(iv) any amendment extending the term of a Trust Option beyond its original Option Period;

(v) any amendment that increases limits imposed on non-employee director participation in the Plan;

(vi) any amendment which would permit Trust Options to be transferable or assignable, other than for normal estate settlement purposes;

(vii) amendments to this Section 11; and

(viii) amendments required to be approved by Unitholders under applicable law (including, without limitation, the rules, regulations and policies of the Exchange).

In the event of any conflict between subsections (a) to (e) and subsections (i) to (viii) above, the latter shall prevail.

Except as expressly set forth herein, no action of the Committee, the board of directors or Unitholders shall alter or impair the rights of an Optionee without the consent of the affected Optionee under any grant previously granted to the Optionee."

2. Any one director of AltaGas General Partner Inc. or officer of AltaGas Ltd. is hereby authorized and directed for and in the name of and on behalf of the Trust to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing.

3. The board of directors of AltaGas General Partner Inc. may revoke this resolution before it is acted on without further approval of the holders of the Trust Units.

SEC File # 82-34911

SEC File # 82-34911

AltaGas

ALTAGAS INCOME TRUST

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS TO BE HELD ON APRIL 21, 2009

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "**Meeting**") of the holders ("**Unitholders**") of trust units ("**Trust Units**") of AltaGas Income Trust (the "**Trust**") will be held at the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta, on Tuesday, April 21, 2009, at 3:00 p.m. (Calgary time) for the following purposes:

1. to receive the annual report of the directors of AltaGas General Partner Inc. (the "**General Partner**"), on behalf of the Trust, to the Unitholders and the consolidated financial statements of the Trust for the year ended December 31, 2008 and the auditors' report thereon;

2. to fix the number of directors of the General Partner, to consider the nominees standing for election as directors of the General Partner and to direct Computershare Trust Company of Canada, as trustee of the Trust, to cause the election of the directors of the General Partner;

3. to appoint Ernst & Young LLP as auditors of the Trust and to authorize the directors of the General Partner to fix Ernst & Young LLP's remuneration in that capacity;

4. to consider and, if thought fit, to pass an ordinary resolution in the form set forth in the enclosed Management Information Circular of the Trust dated March 3, 2009 (the "**Circular**"), approving all unallocated options to acquire Trust Units under the Trust's Trust Unit Option Plan;

5. to consider and, if thought fit, to pass an ordinary resolution approving an amendment to the Trust's Trust Unit Option Plan to limit the number of options issuable to non-employee directors to one (1%) percent of the then issued and outstanding Trust Units, including exchangeable limited partnership units, and to limit the value of options issuable to non-employee directors to $100,000 within any fiscal year;

6. to consider and, if thought fit, to pass an ordinary resolution in the form set forth in Schedule B to the Circular approving amendments to the amendment provisions of the Trust's Trust Unit Option Plan; and

7. to transact such other business as may properly be brought before the Meeting or any adjournment(s) thereof.

Information relating to the matters to be brought before the Meeting is set forth in the Circular which accompanies this notice and which is expressly made a part of this notice.

DATED at Calgary, Alberta, as of the 3rd day of March, 2009.

BY ORDER OF THE BOARD OF DIRECTORS of ALTAGAS GENERAL PARTNER INC., for and on behalf of ALTAGAS INCOME TRUST

"David W. Cornhill"
David W. Cornhill
Chairman and Chief Executive Officer

Unitholders of record at the close of business on February 26, 2009 (the "Record Date") will receive notice of, and be entitled to attend and vote at, the Meeting. No Unitholder who becomes a Unitholder after the Record Date will be entitled to attend or vote at the Meeting.

A Unitholder who is unable to attend the Meeting in person is requested to complete and sign the enclosed form of proxy and to deliver it by regular mail to Computershare Trust Company of Canada, 100 University Ave., 9th Floor, Toronto, Ontario M5J 2Y1 (or to send it by courier or hand delivery to Computershare Trust Company of Canada's Calgary office at 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8). In order to be valid and acted upon at the Meeting, the form of proxy must be received no later than 3:00 p.m. (Calgary time) on the second business day before the date of the Meeting or any adjournment(s) thereof or be deposited with the Chairman of the Meeting prior to its commencement.

Holders of Class B limited partnership units ("LP #1 B Units") in the capital of AltaGas Holding Limited Partnership No. 1 of record at the close of business on the Record Date will be entitled to receive notice of, and to attend and vote at, the Meeting.

Holders of LP #1 B Units who are unable to attend the Meeting in person are requested to complete and sign the enclosed Voting Instruction Form and deliver it by regular mail to Computershare Trust Company of Canada, 100 University Ave., 9th Floor, Toronto, Ontario M5J 2Y1 (or to send it by courier or hand delivery to Computershare Trust Company of Canada's Calgary office at 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8). In order to be valid and acted upon at the Meeting, the Voting Instruction Form must be received no later than 3:00 p.m. (Calgary time) on the second business day before the date of the Meeting or any adjournment(s) thereof or be deposited with the Chairman of the Meeting prior to its commencement.

AltaGas

SEC File # 82-34911

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual and Special Meeting to be held on April 21, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. This proxy should be read in conjunction with the accompanying documentation provided by Management.
2. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
3. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
4. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
5. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
6. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
7. The securities represented by this proxy will be voted in favour or withheld from voting or voted against, each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
8. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

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Proxies submitted must be received by 3:00 p.m., Calgary time, on Friday, April 17, 2009.

06FE09071.E.SEDAR/000001/000001/i

Appointment of Proxyholder

I/We hereby appoint: David W. Cornhill, Chairman and Chief Executive Officer of AltaGas General Partner Inc. (the "General Partner"), of the City of Calgary, in the Province of Alberta, or failing him, Richard M. Alexander, President and Chief Operating Officer of the General Partner, of the City of Calgary, in the Province of Alberta,

OR

I/We hereby appoint the person whose name I/we have printed adjacent to this statement (and by so printing such name, I/we confirm that I/we do not appoint either Management Nominee proxyholder),

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on my/our behalf in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of unitholders of **AltaGas Income Trust** (the "Trust") to be held at the Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta on Tuesday, April 21, 2009 at 3:00 p.m. (Calgary time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Withhold
1. **Election of Directors** - To fix the number of directors of the General Partner to be elected at nine (9), to consider the nominees standing for election as directors of the General Partner and to direct Computershare Trust Company of Canada, as trustee of the Trust, to cause the election of the directors of the General Partner, as more particularly described in the enclosed Management Information Circular of the Trust dated March 3, 2009 (the "Circular").	☐	☐

	For	Against
2. **Appointment of Auditors** - To appoint Ernst & Young LLP as auditors of the Trust and to authorize the directors of the General Partner to fix Ernst & Young LLP's remuneration in that capacity.	☐	☐
3. **Approval of Unallocated Options of Trust Units** - To consider and, if thought fit, to pass an ordinary resolution in the form set forth in the Circular approving all unallocated options to acquire trust units under the Trust's Trust Unit Option Plan.	☐	☐
4. **Amendment to the Trust Unit Option Plan** - To consider and, if thought fit, to pass an ordinary resolution approving an amendment to the Trust's Trust Unit Option Plan to limit the number of options issuable to non-employee directors to one (1%) percent of the then issued and outstanding trust units, including exchangeable limited partnership units, and to limit the value of options issuable to non-employee directors to $100,000 within any fiscal year.	☐	☐
5. **Amendments to the Amendment Provisions of the Trust Unit Option Plan** - To consider and, if thought fit, to pass an ordinary resolution in the form set forth in Schedule B to the Circular approving amendments to the amendment provisions of the Trust's Trust Unit Option Plan.	☐	☐

6. To transact such other business as may properly be brought before the Meeting or any adjournment(s) thereof.

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 5 5 3 4 3 AR2 ALAQ

ALTAGAS INCOME TRUST

SEC File # 82-34911

BY SEDAR April 30, 2009

To: **The Securities Commissions or Other Securities Regulatory Authorities in each of the Provinces of Canada**

Re: **Altagas Income Trust ("Altagas") – Results of Annual General and Special Meeting of Unitholders held on April 21, 2009**

Pursuant to Section 11.3 of National Instrument 51-102 – *Continuous Disclosure Obligations*, please be advised that in connection with the annual general and special meeting of Altagas unitholders held on April 21, 2009, the following matters were considered and approved in the manner set forth below at that meeting:

1. An ordinary resolution directing Computershare Trust Company of Canada, as trustee of the Trust, to cause the election of those nominees described in the Management Information Circular of Altagas dated March 3, 2009 (the "**Circular**") to serve as directors of Altagas General Partner Inc.

Votes For	Votes Withheld	Percentage of Votes in Favour	Percentage of Votes Withheld
52,522,960	1,642,678	96.97%	3.03%

2. An ordinary resolution appointing Ernst & Young LLP as auditors of Altagas and authorizing the directors of the General Partner to fix Ernst & Young LLP's remuneration in that capacity.

Votes For	Votes Withheld	Percentage of Votes in Favour	Percentage of Votes Withheld
52,610,271	1,536,238	97.16%	2.84%

3. An ordinary resolution approving all unallocated options to acquire Trust Units under Altagas' Trust Unit Option Plan, as more particularly set out in the Circular.

Votes For	Votes Against	Percentage of Votes in Favour	Percentage of Votes Against
46,684,942	6,033,308	88.56%	11.44%

4. An ordinary resolution approving an amendment to Altagas' Trust Unit Option Plan to limit the number of options issuable to non-employee directors to one (1%) percent of the then issued and outstanding Trust Units, including exchangeable limited partnership units, and to

limit the value of options issuable to non-employee directors to $100,000 within any fiscal year, as more particularly set out in the Circular.

Votes For	Votes Against	Percentage of Votes in Favour	Percentage of Votes Against
48,474,877	4,243,373	91.95%	8.05%

5. An ordinary resolution approving amendments to the amendment provisions of Altagas' Trust Unit Option Plan, as more particularly set out in the Circular.

Votes For	Votes Against	Percentage of Votes in Favour	Percentage of Votes Against
50,344,428	2,373,822	95.50%	4.50%

"David W. Cornhill"

David W. Cornhill
Chairman & Chief Executive Officer of Altagas General Partner Inc., for and on behalf of Altagas Income Trust

SEC File # 82-349

UP TO CDN $250,000,000
REVOLVING AND TERM CREDIT FACILITIES

CREDIT AGREEMENT

---

among

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1

(as Borrower)

and

CERTAIN FINANCIAL INSTITUTIONS

(as Lenders)

and

THE TORONTO-DOMINION BANK

(as Agent)

March 9, 2009

TD SECURITIES AS LEAD ARRANGER AND SOLE BOOKRUNNER

TABLE OF CONTENTS

TABLE OF CONTENTS
(continued)

TABLE OF CONTENTS
(continued)

CREDIT AGREEMENT

THIS CREDIT AGREEMENT made as of March 9, 2009.

AMONG:

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, a limited partnership, formed under the laws of Alberta, having an office in Calgary, Alberta

OF THE FIRST PART

- and -

Each of the financial institutions named on the signature pages hereto as Lender and each other financial institution which becomes a party to this Agreement as a Lender, in their respective capacities as Lenders

OF THE SECOND PART

- and -

THE TORONTO-DOMINION BANK, a Canadian chartered bank, in its capacity as Agent

OF THE THIRD PART

WHEREAS the Borrower has requested, and the Lenders have agreed to establish the Credit Facilities on the terms and conditions set forth in this Agreement;

NOW THEREFORE the parties hereto agree as follows:

ARTICLE I
INTERPRETATION

1.1 Definitions

In this Agreement and the Schedules hereto and in all notices pursuant to this Agreement, unless something in the subject matter or context is inconsistent therewith, the following words and phrases shall have the following meanings:

"Acceleration Notice" has the meaning given to it in Section 10.2;

"Accelerated Indebtedness" has the meaning given to it in subsection 10.2(b);

"**Accounts**" means the accounts and records established by the Agent pursuant to Section 5.9 to record the Borrower's liability to each of the Lenders in respect of the Borrowings and other amounts outstanding by the Borrower to each of the Lenders hereunder;

"**Additional Compensation**" has the meaning given to it in Section 11.2;

"**Administrator**" means the administrator of each of the Borrower and the Trust which at the date hereof is AltaGas Ltd.;

"**Affected Lender**" has the meaning given to it in Section 5.6;

"**Affiliate**" means any Person which, directly or indirectly, controls, is controlled by or is under common control with any Lender; and, for the purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" or "under common control with") means the power to direct or cause the direction of the management and policies of any Person, whether through the ownership of shares or by contract or otherwise;

"**Agent**" means TD when acting in its capacity as administrative agent hereunder and includes any successor agent appointed pursuant to Section 12.16;

"**Agent's Accounts for Payments**" means the accounts maintained by the Agent, to which payments and transfers are to be effected under this Agreement, as may be agreed upon by the Agent and the Borrower from time to time and notified in writing to the Lenders from time to time;

"**Agent's Branch of Account**" means such office or branch of the Agent in Canada as the Agent may from time to time advise the Borrower and the Lenders in writing;

"**Agreement**" and "**Credit Agreement**" means this Credit Agreement and includes all Schedules attached hereto;

"**applicable laws**" or "**applicable law**" means, in relation to any Person, transaction or event:

(a) all applicable provisions of laws, statutes, rules and regulations from time to time in effect; and

(b) all Governmental Authorizations to which the Person is a party or by which it or its property is bound or having application to the transaction or event;

"**BA Acceptance Fee**" means, with respect to a Bankers' Acceptance issued by the Borrower and accepted by a Lender, the acceptance fees payable by the Borrower in respect thereof pursuant to Section 6.4;

"**BA Equivalent Advance**" means an advance made in Canadian Dollars by a Non-Acceptance Lender as part of a Borrowing by way of Bankers Acceptances;

"BA Reference Lenders" means, if there is only one Lender which is a Schedule II Bank or Schedule III Bank, such Lender and, if there is more than one Lender which is a Schedule II Bank or Schedule III Bank, any two of such Lenders as selected from time to time by the Agent with the consent of the Borrower, such consent not to be unreasonably withheld;

"Bankers' Acceptances" means bankers' acceptances denominated in Canadian Dollars which have been made available by the Lenders to the Borrower by the acceptance by such Lenders at the request of the Borrower pursuant to Section 3.4, 3.10, or 3.11;

"basis point" or **"bp"** means one hundredth of one percent (0.01%);

"Bilateral Credit Agreements" means (a) the Operating Credit Agreement made as of September 30, 2005 between the Borrower and Royal and (b) the Revolving Term Credit Agreement made as of November 30, 2004 between the Borrower, Scotia as lender and Scotia as agent;

"Borrower" means AltaGas Holding Limited Partnership No. 1, a limited partnership formed under the laws of Alberta, having its principal office in Calgary, Alberta and its successors and permitted assigns;

"Borrower's Accounts" means the Borrower's accounts maintained by the Agent as a Lender at its Calgary main branch, the particulars of which shall have been notified to the Agent by the Borrower;

"Borrowing" means a Revolving Borrowing or a Term Borrowing;

"Branch of Account" means, with respect to each Lender, the branch or office of such Lender at the address set out opposite such Lender's name on the signature pages of this Agreement or in the Lender Transfer Agreement of such Lender or such other branch or office in Canada as such Lender may from time to time advise the Agent, the Borrower and the other Lenders of in writing; but, for purposes of delivery of any notice required to be delivered by the Agent to a Lender pursuant to Section 12.8 and 14.5 and for the purposes of effecting any payments to a Lender in connection with this Agreement, a Lender may specify by notice in writing to the Agent, the Borrower any other branch or office of such Lender in Canada and such branch or office shall thereafter be the Branch of Account of such Lender for such purpose;

"Business Day" means a day, excluding Saturday and Sunday, on which banking institutions are open for business in Calgary, Alberta, Canada and Toronto, Ontario, Canada;

"Canadian Dollars", **"Cdn. Dollars"** and the symbol **"Cdn $"** each means lawful money of Canada;

"Capital Adequacy Requirements" means Guideline A, Part I, dated January 2001 entitled "Capital Adequacy Requirements" and Guideline A, Part II, dated November 1997, entitled "Capital Adequacy Requirements - Market Risk" each issued by the Office

of the Superintendent of Financial Institutions Canada (which encompass the guidelines contained in the report dated July 1988 and entitled "International Convergence of Capital Measurement and Capital Standards" released by the Basel Committee on Banking Regulations and Supervisory Practices of the Bank for International Settlements) and all other guidelines or requirements relating to capital adequacy issued by the Office of the Superintendent of Financial Institutions Canada or any other Governmental Authority regulating or having jurisdiction with respect to any Lender, as amended, modified, supplemented, reissued or replaced from time to time;

"**Capital Lease**" means any lease or any other arrangements relating to real or personal property which would, in accordance with Generally Accepted Accounting Principles, be required to be classified and accounted for as a capital lease on a balance sheet of a lessee, where the lessee is the Trust, the Commercial Trust, the Borrower or a Restricted Subsidiary;

"**Capital Lease Obligation**" means, at any time, the amount of any obligation which would, in accordance with Generally Accepted Accounting Principles, be required to be classified and accounted for as a Capital Lease on the balance sheet of the Trust, the Commercial Trust, the Borrower and its Restricted Subsidiaries;

"**CDOR Rate**" means on any day the per annum rate of interest which is the arithmetic average of the rates applicable to Canadian Dollar bankers' acceptances having a term equal or comparable to the bankers' acceptances proposed to be issued by the Borrower displayed and identified as such on the display referred to as the "CDOR Page" (or any display substituted therefor) of Reuters' Monitor Money Rates Service at or about 8:00 a.m. (Calgary time) on such day, or if such day is not a Business Day, then on the immediately preceding Business Day, as adjusted by the Agent in good faith to reflect any error in a posted rate or a posted average annual rate; provided, however, that if such a rate does not appear on the Reuters' Screen CDOR Page as contemplated, then the CDOR Rate, on any day, shall be the arithmetic average of the discount rates (expressed to five decimal places) quoted by the Schedule I Reference Lenders to the Agent which would be applicable in respect of a purchase by the Schedule I Reference Lenders of bankers' acceptances issued on such day (determined as of 8:00 a.m. (Calgary time) on such day), or if such day is not a Business Day, then on the immediately preceding Business Day, in a comparable amount and having a term equal or comparable to those proposed to be issued by the Borrower;

"**Change of Control**" means any circumstances arising after the Closing Date in which:

(a) a Person or combination of Persons acting jointly or in concert (within the meaning of the *Securities Act* (Alberta), as amended) acquires beneficial ownership of a majority of the trust units in the Trust, or

(b) the Borrower ceases to be a Subsidiary of the Trust;

"**Claim**" has the meaning given to it in Section 11.4;

"Closing Date" means the date of execution and delivery of this Agreement or such other day as may be agreed upon by the Agent and the Borrower;

"Commercial Trust" means AltaGas Holding Trust, a commercial trust established under the laws of Alberta and which is a wholly owned Subsidiary of the Trust;

"Commitment" means a Revolving Commitment or a Term Commitment;

"Commodity Swap" means an agreement entered into between the Trust, the Commercial Trust, the Borrower or a Subsidiary and a counterparty on a case by case basis, the purpose and effect of which is to mitigate or eliminate the Trust's, the Commercial Trust's, the Borrower's or such Subsidiary's exposure to fluctuations in commodity prices and includes any such agreement for the making or taking of physical delivery of any commodity;

"Compliance Certificate" means a compliance certificate substantially in the form attached hereto as Schedule "F" executed on behalf of the Borrower by a senior officer of AltaGas;

"Consolidated Capitalization" means as of the date of determination thereof, the aggregate of:

(a) the amount of Consolidated Debt;

(b) the amount of Consolidated Equity and Subordinated Debt; and

(c) any amounts shown as minority interests on a consolidated balance sheet of the Trust (excluding Unrestricted Subsidiaries and also excluding any minority interests attributable (as determined in accordance with GAAP) to Non-Recourse Assets);

"Consolidated Debt" means in respect of the Trust, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis (excluding Unrestricted Subsidiaries), without duplication, an amount equal to the aggregate of:

(a) the amount of Long Term Debt;

(b) the amount of Working Capital Deficit; provided that any Working Capital Surplus shall be deducted in the calculation of Consolidated Debt;

(c) the amount of Guarantees or letters of credit supporting Indebtedness of any of the types referred to in paragraphs (a), (b) and (d) through (h) of this definition;

(d) the amount of obligations:

   (i) to purchase Indebtedness of any Person, or to advance or supply funds for the payment or purchase of Indebtedness of any Person, including the purchase of debt securities, obligations or shares, or

(ii) to make any payment, loan, advance, capital contribution or other investment in or to a Person, or become or be bound by any agreement to do so, for the purpose of assuring a minimum equity, an asset base, a working capital or other balance sheet test or condition for any date or to provide funds for the payment of any debt liability, dividend or share liquidation payment, or otherwise to supply funds to or in any manner invest in such Person;

(e) the amount of obligations with respect to prepaid revenues relating to third party obligations;

(f) the amount of Capital Lease Obligations;

(g) the amount by which the principal amount of Interest Swaps (determined on a net basis taking into account Swaps entered into to reverse the position or limit the exposure under an existing Swap) is greater than the aggregate Indebtedness for borrowed money (including notes) of the Trust, the Commercial Trust, the Borrower and its Restricted Subsidiaries and the amount by which the principal amount of Commodity Swaps (determined on a net basis taking into account Swaps entered into to reverse the position or limit the exposure under an existing Swap) is greater than the aggregate principal amount of commodity transactions to which the Trust, the Commercial Trust, the Borrower and its Restricted Subsidiaries are subject, in each case to the extent of the net amount due or accruing due by the Trust, the Commercial Trust, the Borrower or its Restricted Subsidiaries thereunder (determined by marking to market the same in accordance with its terms); and

(h) the redemption amount of any preferred shares or trust units in the Commercial Trust, the Borrower or any Restricted Subsidiary which are redeemable at the option of the holder thereof (but only if such shares or units are not owned by the Trust, the Commercial Trust, the Borrower or a Restricted Subsidiary and excluding any exchangeable partnership units of the Borrower provided that the redemption obligation thereunder can be wholly satisfied by the delivery of trust units in the Trust);

(h).1 the redemption amount of any trust units in the Trust which are redeemable at the option of the holder thereof (but only if and to the extent that the redemption right has been exercised and the Trust has a cash obligation to deliver such redemption amount);

and shall <u>exclude</u> in any event:

(i) to the extent permitted by GAAP, the amount of any particular Indebtedness if, upon or prior to the maturity thereof, there shall have been irrevocably deposited with the proper depositary in trust the necessary funds (or evidence of indebtedness) for the payment, redemption or satisfaction of such Indebtedness,

and thereafter such funds and evidences of Indebtedness or other security so deposited are not included in any computation of the assets of such Person;

(j) contingent obligations in respect of court actions, suits or other proceedings which have not come to a final and conclusive judgment before a court of competent jurisdiction or such other Person as may have jurisdiction in the premises and the Trust, the Commercial Trust, the Borrower or its Restricted Subsidiaries reasonably expects to be successful in the defence of such action, suit or other proceeding;

(k) obligations under any lease or other arrangement relating to real or personal property which would, in accordance with GAAP, be accounted for as an operating lease of such Person;

(l) deferred taxes or future income taxes;

(m) Non-Recourse Debt; and

(n) Subordinated Debt;

"Consolidated Debt to Capitalization Ratio" means as of the date of determination thereof and calculated in accordance with the proviso in Section 9.3, the ratio of Consolidated Debt to Consolidated Capitalization expressed as a percentage;

"Consolidated Debt to EBITDA Ratio" means as of the date of determination thereof and calculated in accordance with the proviso in Section 9.3, the ratio of Consolidated Debt to Consolidated EBITDA;

"Consolidated EBITDA" means in respect of the Trust, the Commercial Trust, the Borrower and its Restricted Subsidiaries, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis (excluding Unrestricted Subsidiaries), the Consolidated Net Income for the 12 month period then ended, plus to the extent deducted in the determination thereof (or, in the case of (d) below, to the extent not already included in the determination thereof) (without duplication):

(a) Consolidated Interest Expense for such period; plus

(b) all provisions for income taxes; plus

(c) deductions in respect of non-cash items including depletion, depreciation, amortization and deferred taxes; plus

(d) dividends or other distributions received from investments;

but excluding, to the extent included in the determination of such Consolidated Net Income or in (a), (b), (c) or (d) above (without duplication):

(i) the net amount of gains or losses resulting from the disposition of assets (excluding inventory);

(ii) any amounts attributable (as determined in accordance with GAAP) to minority interests;

(iii) any non-cash items increasing such Consolidated Net Income for such period; and

(iv) any amounts attributable (as determined in accordance with GAAP) to Non-Recourse Assets;

"Consolidated EBITDA to Interest Expense Ratio" means as of the date of determination thereof and calculated in accordance with the proviso in Section 9.3, the ratio of Consolidated EBITDA to Consolidated Interest Expense;

"Consolidated Equity" means, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis (excluding Unrestricted Subsidiaries), an amount equal to the amount of equity of the Trust as shown on a consolidated balance sheet of the Trust (excluding Unrestricted Subsidiaries), but excluding therefrom any equity attributable (as determined in accordance with GAAP) to:

(a) redeemable preferred shares or trust units which form part of Consolidated Debt;

(b) any Non-Recourse Assets; and

(c) goodwill, trademarks, copyrights and other similar intangible assets as shown on such consolidated balance sheet;

"Consolidated Interest Expense" means in respect of the Trust, the Commercial Trust, the Borrower and its Restricted Subsidiaries, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis (excluding Unrestricted Subsidiaries) for the 12 month period then ended, the total interest expense (including interest on Capital Leases) with respect to all outstanding Indebtedness of the Trust, the Commercial Trust, the Borrower and its Restricted Subsidiaries, including, without limitation, all capitalized interest, all commissions, discounts and other fees and charges owed with respect to letters of credit and Bankers' Acceptances, note and debenture interest obligations, the net amount payable in respect of Swaps and any such amounts accrued on or in respect of Borrowings hereunder, but excluding all amounts included in such total interest expense which are attributable (as determined in accordance with GAAP) to Non-Recourse Debt or Subordinated Debt;

"Consolidated Net Income" means, in respect of the Trust, the Commercial Trust, the Borrower and its Restricted Subsidiaries, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis (excluding Unrestricted Subsidiaries) for the 12 month period then ended, net income after income taxes but excluding extraordinary items (whether positive or negative) which would be shown on a consolidated statement of income for the Trust (excluding Unrestricted Subsidiaries) for

such period, but excluding all amounts included in such net income which are attributable (as determined in accordance with GAAP) to Non-Recourse Assets;

"**Consolidated Total Assets**" means in respect of the Trust, the Commercial Trust, the Borrower and its Restricted Subsidiaries, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis (excluding Unrestricted Subsidiaries), without duplication, an amount equal to the total assets of the Trust, the Commercial Trust, the Borrower and its Restricted Subsidiaries less the aggregate of any amount included therein which is attributable (as determined in accordance with GAAP) to:

(a) goodwill, trademark, copyrights and other similar intangible assets as shown on such balance sheet; and

(b) any Non-Recourse Assets;

"**Conversion**" means a conversion of one type of Borrowing into another type of Borrowing;

"**Conversion Date**" means each Business Day on which Borrowings are converted pursuant to Section 3.10;

"**Credit Facilities**" means the Revolving Facility and the Term Facility, and "**Credit Facility**" means either of them;

"**Currency Swap**" means an agreement entered into between the Trust, the Commercial Trust, the Borrower or a Subsidiary and a counterparty on a case by case basis, the purpose and effect of which is to mitigate or eliminate the Trust's, the Commercial Trust's, the Borrower's or such Subsidiary's exposure to fluctuations in currency exchange rates;

"**Current Assets**" means in respect of the Trust, the Commercial Trust, the Borrower and its Restricted Subsidiaries, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis (excluding Unrestricted Subsidiaries), the amount of the current assets of the Trust, the Commercial Trust, the Borrower and its Restricted Subsidiaries after deducting reserves in each case where a reserve is proper in accordance with GAAP, but excluding all amounts included in such current assets which are attributable (as determined in accordance with GAAP) to Non-Recourse Assets;

"**Current Liabilities**" means in respect of the Trust, the Commercial Trust, the Borrower and its Restricted Subsidiaries, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis (excluding Unrestricted Subsidiaries), the amount of the current liabilities of the Trust, the Commercial Trust, the Borrower and its Restricted Subsidiaries, but excluding Non-Recourse Debt and Subordinated Debt;

"**DBRS**" means Dominion Bond Rating Service Limited and its successors;

"Declaration of Trust" means the declaration of trust dated as of March 26, 2004 between the settlor and Computershare Trust Company of Canada, as from time to time amended, supplemented or restated;

"Debt Rating" means, with respect to Borrower, any Guarantor, the Trust or any Subsidiary having in all material respects the same assets and liabilities of the Trust on a consolidated basis, the rating that has been most recently announced by each Designated Rating Agency as the credit rating of such entity or any senior unsecured debt of such entity;

"Default" means any event or circumstance which, with the giving of notice or lapse of time or otherwise, would constitute an Event of Default (provided, however, the Borrower shall not be in default hereunder upon the occurrence of such event or circumstance applicable to a Restricted Subsidiary that the Borrower could designate as no longer being a Restricted Subsidiary in compliance with the definition of Restricted Subsidiary, provided that, if so requested by the Agent on behalf of the Lenders, the Borrower designates such Restricted Subsidiary to be no longer a Restricted Subsidiary within three (3) Business Days of such request);

"Designated Rating Agency" means DBRS, S&P or any other nationally recognized rating agency designated by the Borrower;

"Discount Proceeds" means, in respect of any Bankers' Acceptance required to be purchased by a Lender hereunder, an amount (rounded to the nearest whole cent with one half of one cent being rounded up) determined as of the applicable Drawdown Date, Conversion Date or Rollover Date which is equal to:

Face Amount x Price

where "Face Amount" is the face amount of such Bankers' Acceptance and "Price" is equal to:

$$\frac{1}{1+\left(Rate \times \frac{Term}{365}\right)}$$

where the "Rate" is the Discount Rate expressed as a decimal on the day of purchase; the "Term" is the term of such Bankers' Acceptance expressed as a number of days; and the Price as so determined is rounded up or down to the fifth decimal place with .000005 being rounded up;

"Discount Rate" means:

(a) with respect to an issue of Bankers' Acceptances accepted by a Lender that is a Schedule I Bank, the CDOR Rate; and

(b) with respect to an issue of Bankers' Acceptances accepted by a Lender that is a Schedule II Bank or Schedule III Bank, the lesser of (i) the rate set out in clause (a) above plus ten (10) basis points per annum and (ii) the annual rate expressed as a percentage determined by the Agent as being the average discount rate for bankers' acceptances having a comparable face value and a comparable issue and maturity date to the face value and issue and maturity date of such issue of Bankers' Acceptances calculated on the basis of a year of three hundred and sixty-five (365) days, accepted by the BA Reference Lenders at or about 8:00 a.m. (Calgary time) on the applicable Drawdown Date, Conversion Date or Rollover Date;

provided that, if the rates in (a) and (b) above are equal, then the "Discount Rate" shall be the rate specified in (a) above;

"**Distributable Cash**" means, in respect of any period for which Distributable Cash is to be calculated, 110% (if there is an Investment Grade Rating at the time of calculation thereof) or 105% (in all other cases) of an amount equal to (a) Funds Generated from Operations for such period less (b) maintenance capital expenditures incurred by the Borrower and its Restricted Subsidiaries for such period;

"**Distribution**" means, in respect of the Trust, the Borrower or any Restricted Subsidiary:

(a) dividends or other distributions or payments on its shares, units or its other equity interests (except dividends or other distributions consisting of shares, units or other equity interests);

(b) the redemption or acquisition of its shares, units or its other equity interests or of warrants, rights or other options to purchase such shares, units or other equity interests (except when solely in exchange for such shares, units or other equity interests); and

(c) any payment, repayment, redemption, retirement, repurchase or other acquisition, direct or indirect, by such Person of, on account of, or in respect of, the principal or any other amounts of any Subordinated Debt;

"**Drawdown**" means a Borrowing which increases the Outstanding Principal;

"**Drawdown Date**" means each Business Day on which Borrowings are to be made pursuant to Section 3.4;

"**Environmental Laws**" means any and all federal, provincial, local and foreign statutes, laws, regulations, ordinances, rules, decrees or other governmental restrictions relating to the environment, to the release of any materials into the environment or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals, industrial substances, toxic substances, hazardous substances or wastes but only to the extent such Environmental Laws are legally applicable to the Borrower and its Restricted Subsidiaries or their property;

"Event of Default" means any of the events or circumstances specified in Section 10.1;

"Existing Credit Agreement" means that certain Cdn $250,000,000 term credit facility credit agreement made as of March 28, 2008 among the Borrower, Scotia as agent and the lenders party thereto;

"Existing Indebtedness" means indebtedness outstanding under the Existing Credit Agreement;

"Existing Term Credit Agreement" means that certain Cdn $375,000,000 extendible revolving term credit facility credit agreement made as of November 30, 2004 among the Borrower, Royal as agent and the lenders party thereto;

"Financial Statements" means the consolidated financial statements of the Trust;

"Fiscal Quarter" means the three month period commencing on the first day of each Fiscal Year and each successive three month period thereafter during such Fiscal Year;

"Fiscal Year" means the Trust's fiscal year which at the date hereof commences on January 1 of each year and ends on December 31 of such year;

"Funds Generated from Operations" means, in respect of the Borrower and its Restricted Subsidiaries, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis (excluding Unrestricted Subsidiaries) for the 12 month period then ended, the funds generated from operations as shown on a consolidated statement of cash flow of the Borrower (excluding Unrestricted Subsidiaries) for such period, but excluding all amounts included in such funds generated from operations which are attributable (as determined in accordance with GAAP) to Non-Recourse Assets;

"General Partner" means the general partner of the Borrower which at the date hereof is AltaGas General Partner Inc.;

"Generally Accepted Accounting Principles" or **"GAAP"** means generally accepted accounting principles which are in effect from time to time in Canada;

"Governmental Approval" means an authorization, consent, approval, waiver, order, decree, licence, exemption, permit, registration, filing, qualification or declaration of or with any Governmental Authority or the giving of notice to any Governmental Authority or any other action in respect of a Governmental Authority;

"Governmental Authority" means any federal, state, provincial, county, local or municipal government; any governmental body, agency, authority, board, bureau, department or commission (including any taxing authority); any instrumentality or office of any of the foregoing (including any court or tribunal) exercising executive, legislative, judicial, regulatory or administrative functions; or any Person directly or indirectly controlled by any of the foregoing;

"Guarantee" means any undertaking to assume, guarantee, indemnify, endorse (other than the routine endorsement of cheques in the ordinary course of business), contingently agree to purchase or to provide funds for the payment of, or otherwise become liable in respect of, any Indebtedness of any Person; provided that the amount of each Guarantee shall be deemed to be the amount of the Indebtedness guaranteed thereby, unless the Guarantee is limited to a specified amount or to realization exclusively on specified assets in which case the amount of such Guarantee shall be deemed to be the lesser of such specified amount or the fair market value of such specified assets, as the case may be, and the amount of such Indebtedness;

"including" means including, without limitation, and shall not be construed to limit any general statement which it follows to the specific or similar items or matters immediately following it, and "includes" shall be construed in a like manner;

"Indebtedness" means, with respect to any Person, all the Person's present and future indebtedness, liabilities and financial obligations of every nature and kind whatsoever, whether absolute or contingent, material or not, known or unknown, direct or indirect which in accordance with GAAP would appear in the liability section of a balance sheet of such Person prepared as at such time, but shall not include items of capital, retained earnings, surplus, deferred or future income tax reserves or accrued taxes;

"Indemnified Party" has the meaning given to it in Section 11.4;

"Interest Payment Date" means, with respect to each Prime Loan, the first Business Day of each calendar month; provided that, in any case, the Maturity Date or any earlier date on which the Total Commitment is fully cancelled shall be an Interest Payment Date for all Borrowings made by such Lender;

"Interest Period" means, with respect to each Bankers' Acceptance, the period selected by the Borrower hereunder and being of 1, 2, 3 or 6 months' duration, subject to market availability (or, subject to the agreement of the Lenders, a longer or shorter period) commencing on the applicable Drawdown Date, Rollover Date or Conversion Date of such Borrowing; provided that in any case: (i) the last day of each Interest Period shall be also the first day of the next Interest Period in the case of a Rollover; (ii) the last day of each Interest Period shall be a Business Day and if the last day of an Interest Period selected by the Borrower is not a Business Day the Borrower shall be deemed to have selected an Interest Period the last day of which is the Business Day next following the last day of the Interest Period selected unless such next following Business Day falls in the next calendar month in which event the Borrower shall be deemed to have selected an Interest Period the last day of which is the Business Day next preceding the last day of the Interest Period selected by the Borrower; and (iii) unless otherwise contemplated by this Agreement, the last day of all Interest Periods for all Borrowings made by a Lender shall expire on or prior to the Maturity Date;

"Interest Swap" means a contract entered into between the Trust, the Commercial Trust, the Borrower or a Subsidiary and a counterparty on a case by case basis, in connection with interest rate swap transactions, interest rate options, cap transactions, floor

transactions, collar transactions and other similar interest rate related transactions, the purpose and effect of which is to mitigate or eliminate the Trust's, the Commercial Trust's, the Borrower's or such Subsidiary's exposure to fluctuations in interest rates;

"Investment Grade Rating" means a Debt Rating of BBB- or higher by S&P, BBB (low) or higher by DBRS or the equivalent rating of any other Designated Rating Agency; provided that:

(a) if there are two Debt Ratings, then only one of such Debt Ratings must meet such minimum rating requirement; and

(b) if there are more than two Debt Ratings, then at least 50% of such Debt Ratings must meet such minimum rating requirement;

"Judgement Currency" has the meaning given to it in Section 13.3;

"Lender Transfer Agreement" means the agreement entered into by any of the Lenders after the Closing Date substantially in the form of Schedule "G" with the blanks completed;

"Lenders" means each of the financial institutions named on the signature pages hereto as a Lender including TD in its capacity as a Lender (but excluding TD in its capacity as Agent) and each other financial institution which becomes a party to this Agreement as a Lender pursuant to Section 13.1, and **"Lender"** means any one of them and, in connection with any Drawdowns, Rollovers, Conversions or payments under a particular Credit Facility, any references to the Lender(s) shall be deemed to refer to only the Lender(s) under that Credit Facility;

"Lender's Proportion" means (subject to the subsection 3.3(c)):

(a) in respect of each Revolving Lender, the proportion that such Lender's Revolving Commitment bears to the Total Revolving Commitment;

(b) in respect of each Term Lender, the proportion that such Lender's Term Commitment bears to the Total Term Commitment; and

(c) in respect of each Lender, the proportion that the sum of such Lender's Commitments bears to the Total Commiments;

"Loan Documents" means this Agreement, the Trust Guarantee, the Subsidiary Guarantees (if any), each Bankers' Acceptance and all other certificates, instruments and documents delivered from time to time by or on behalf of the Borrower in connection herewith or therewith;

"Loan Indebtedness" means the Borrowings and all other present and future indebtedness of the Borrower to the Agent and the Lenders, whether absolute or contingent, determined or undetermined, choate or inchoate, matured or unmatured, howsoever arising or incurred hereunder or under any of the other Loan Documents and

includes all fees, costs, expenses and indemnity obligations hereunder or under any of the other Loan Documents and under the indebtedness of the Borrower pursuant to any judgment obtained in respect of the failure by the Borrower to perform or observe any of its obligations under any of the Loan Documents;

"**Long Term Debt**" means in respect of the Trust, the Commercial Trust, the Borrower and its Restricted Subsidiaries, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis (excluding Unrestricted Subsidiaries), the amount of the long term debt of the Trust, the Commercial Trust, the Borrower and its Restricted Subsidiaries, but excluding Non-Recourse Debt and Subordinated Debt;

"**Look-Back Period**" means each twelve (12) month period ending at the end of the applicable Fiscal Quarter;

"**Loss**" has the meaning given to it in Section 11.4;

"**Majority Lenders**" means any Lender or group of Lenders having Commitments in the aggregate equal to or in excess of two-thirds (2/3) of the Total Commitment;

"**Margin**" means, as regards the applicable Borrowings or the standby fees payable under Section 6.7, the percentage rate per annum set forth opposite the applicable Consolidated Debt to EBITDA Ratio (calculated as at the last day of the most recently completed Fiscal Quarter for the four (4) Fiscal Quarters ended on such date):

[redacted pursuant to section 12.2 of National Instrument 51-102]

provided that changes in the Margin occurring after the date hereof shall be effective and adjusted in accordance with Section 6.12;

"**Material Acquisition**" means an acquisition by the Trust, the Commercial Trust, the Borrower or any Restricted Subsidiary of shares or other assets which increases the Consolidated Total Assets, as determined as at the end of the Fiscal Quarter preceding such transaction, by more than five (5%) percent;

"**Material Adverse Effect**" means any event, circumstance, occurrence or change which materially impairs or has a material adverse effect on, or would reasonably be expected to materially impair or have a material adverse effect on, the ability of the Borrower and the Trust to repay the Borrowings or any other amount outstanding hereunder or under any of the Loan Documents, or the validity or enforceability of this Agreement or any other Loan Documents;

"**Material Disposition**" means a disposition by the Trust, the Commercial Trust, the Borrower or any Restricted Subsidiary of shares or other assets which decreases the Consolidated Total Assets, as determined as at the end of the Fiscal Quarter preceding such transaction, by more than five (5%) percent;

"**Material Expansion**" means an expansion of one or more of the Pipelines and Facilities which increases the Consolidated Total Assets, as determined as at the end of the Fiscal Quarter preceding such expansion, by more than five (5%) percent;

"**Maturity Date**" means August 13, 2010;

"**Non-Acceptance Discount Rate**" means, for any day, the arithmetic average of the Discount Rate determined in accordance with paragraph (a) of the definition thereof and the Discount Rate determined in accordance with paragraph (b) of such definition (rounded upwards to the nearest 1/100 of one percent);

"**Non-Acceptance Lenders**" means (a) a Lender which is not a Schedule I Bank, a Schedule II Bank or a Schedule III Bank or (b) a Lender which ceases to accept bankers' acceptances in the normal course of its business;

"**Non-Recourse Assets**" means the assets directly or indirectly created, developed, constructed or acquired with or in respect of which Non-Recourse Debt has been incurred or assumed and any and all receivables, inventory, equipment, chattel paper, intangibles and other rights, collateral or proceeds arising from or connected with the assets directly or indirectly created, developed, constructed or acquired (and, for certainty, shall include the shares or other ownership interests of a single purpose entity which holds only such assets and other rights and collateral arising from or connected therewith) and to which recourse of the lender of such Non-Recourse Debt (or any agent, trustee, receiver or other person acting on behalf of such lender in respect of such Non-Recourse Debt) is limited in all circumstances (other than in respect of false or misleading representations or warranties and customary indemnities provided with respect to such financings in respect of which such lender may have recourse on an unsecured basis); provided that upon all such Non-Recourse Debt being repaid in full, such assets shall then cease to be Non-Recourse Assets;

"**Non-Recourse Debt**" means indebtedness, liabilities or other obligations and guarantees, indemnities, endorsements (other than endorsements for collection in the ordinary course of business) or other contingent obligations in respect of obligations for another Person and, in each case, incurred or assumed to finance or refinance the creation, construction, development or acquisition directly or indirectly of assets and any increases in or extensions, renewals or refunding of any such indebtedness, liabilities and obligations, provided that the recourse of the lender thereof (or any agent, trustee, receiver or other Person acting on behalf of the lender in respect of such indebtedness, liabilities and obligations) or any judgment in respect thereof is limited, in all circumstances (other than in respect of false or misleading representations, warranties and customary indemnities provided with respect to such financings, in respect of which such lender may have recourse on an unsecured basis) to the assets directly or indirectly created, constructed, developed or acquired in respect of which such indebtedness, liabilities and obligations has been incurred or assumed and to any receivables, inventory, equipment, chattel paper, intangibles and other rights, collateral or proceeds arising from or connected with such assets (and, for certainty, shall include the shares or other ownership interests of a single purpose entity which holds only such assets and other

rights and collateral arising from or connected therewith) and to which such lender has recourse;

"Non-Takeover Lender" has the meaning given to it in Section 3.3;

"Noon Rate" means, in relation to the conversion of one currency into another currency, the spot rate of exchange for such conversion as quoted by the Bank of Canada (or, if not so quoted, the spot rate of exchange quoted for wholesale transactions by the Agent in Toronto, Ontario in accordance with its normal practice) at approximately 12:00 noon (Toronto, Ontario time) on the Business Day that such conversion is to be made (or, if such conversion is to be made before noon or on a day which is not a Business Day, then at approximately noon on the immediately preceding Business Day);

"Outstanding Principal" means, at any time, the aggregate of (a) the principal amount of all outstanding Prime Loans in Cdn. Dollars and (b) the amounts payable at maturity of all outstanding Bankers' Acceptances and BA Equivalent Advances; provided that, where the context so requires, the Outstanding Principal shall be limited to the above amounts which are outstanding under a particular Credit Facility;

"Permitted Assignee" has the meaning given to it in Section 13.1;

"Permitted Encumbrances" means any of the following:

(a) liens, charges or encumbrances for taxes, assessments or governmental charges which are not due or delinquent, or the validity of which the Trust, the Borrower or its Restricted Subsidiaries shall be contesting in good faith; provided the Trust, the Borrower or such Restricted Subsidiary shall have made adequate provision therefor in accordance with GAAP;

(b) the lien, charge or encumbrance of any judgment rendered, or claim filed, against the Trust, the Borrower or its Restricted Subsidiaries which the Trust, the Borrower or any such Restricted Subsidiary shall be contesting in good faith; provided the Trust, the Borrower or such Restricted Subsidiary shall have made adequate provision therefor in accordance with GAAP;

(c) liens, charges or encumbrances imposed or permitted by law such as carriers' liens, builders' liens, materialmens' liens and other liens, privileges or other charges of a similar nature which relate to obligations not due or delinquent or if due or delinquent, any lien, privilege, charge or encumbrance which the Trust, the Borrower or its Restricted Subsidiaries shall be contesting in good faith if the loss of such contest will not have a Material Adverse Effect;

(d) liens, charges or encumbrances arising in the ordinary course of and incidental to construction or current operations which have not been filed pursuant to law against the Trust, the Borrower or its Restricted Subsidiaries or in respect of which no steps or proceedings to enforce such lien have been initiated or which relate to obligations which are not due or delinquent or if due or delinquent, any lien, charge or encumbrance which the Trust, the Borrower or its Restricted

Subsidiaries shall be contesting in good faith; provided the Trust, the Borrower or such Restricted Subsidiary shall have made adequate provision therefor in accordance with GAAP;

(e) liens, charges or encumbrances incurred or created in the ordinary course of business and in accordance with oil and gas industry practice in respect of the joint development or operation of oil and gas production or processing facilities as security in favour of any other Person conducting the development or operation of the property to which such liens, charges or encumbrances relate, for the Trust's, the Borrower's or any of its Restricted Subsidiary's portion of the costs and expenses of such development or operation provided that such costs or expenses are not due or delinquent or, if due or delinquent, any liens, charges or encumbrances which the Trust, the Borrower or such Restricted Subsidiary shall be contesting in good faith; provided the Trust, the Borrower or such Restricted Subsidiary shall have made adequate provision therefor in accordance with GAAP;

(f) easements, rights of way, servitudes, zoning, surface rights or other similar rights or restrictions in respect of land held by the Trust, the Borrower or any of its Restricted Subsidiaries (including, without limitation, rights of way and servitudes for railways, sewers, drains, pipelines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) which, either alone or in the aggregate, do not have a Material Adverse Effect;

(g) any lien or trust arising in connection with workers' compensation, unemployment insurance, pension and employment laws or regulations;

(h) security given to a public utility or any Governmental Authority in the ordinary course of the business of the Trust, the Borrower and its Restricted Subsidiaries in connection with operations of the Trust, the Borrower or any such Restricted Subsidiary if such security does not, either alone or in the aggregate, have a Material Adverse Effect;

(i) the right reserved to or vested in any Governmental Authority by the terms of any lease, license, grant or permit or by any statutory or regulatory provision to terminate any such lease, license, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(j) all reservations in the original grant from the Crown of any lands and premises or any interests therein and all statutory exceptions, qualifications and reservations in respect of title;

(k) any right of first refusal, option to purchase or pre emptive right in favour of any Person granted in the ordinary course of business with respect to all or any of the assets of the Trust, the Borrower or any of its Restricted Subsidiaries;

(l) any lien, charge or encumbrance the satisfaction of which has been provided for by deposit with the Agent of cash or a surety bond or other security satisfactory to the Agent in an amount sufficient to pay the liability in respect of such lien in full;

(m) liens on cash or marketable securities of the Trust, the Borrower or its Restricted Subsidiaries granted in connection with Swaps provided that at the time of granting such lien the obligations secured by such liens are not due and delinquent;

(n) Security Interests on Non-Recourse Assets granted to secure Non-Recourse Debt, up to an aggregate maximum of Cdn $100,000,000;

(o) any Security Interests on any property, real or personal, directly or indirectly acquired (including by way of lease), constructed or improved by the Trust, the Borrower or its Restricted Subsidiaries to secure the unpaid portion of the purchase price (or the lease payments, as the case may be) of such property or to secure Indebtedness solely for the purpose of financing the acquisition (including by way of lease), construction or improvement of such property;

(p) any Security Interest granted in or any right of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease;

(q) any Security Interest granted with the prior written consent of all of the Lenders;

(r) any Security Interest in favour of the Trust, the Borrower or a Restricted Subsidiary;

(s) any Security Interest on any property, real or personal, of a corporation which Security Interest exists at the time such corporation is merged into or amalgamated or consolidated with, the Trust, the Borrower or a Restricted Subsidiary or such property is otherwise acquired by the Trust, the Borrower or a Restricted Subsidiary, provided that prior to that time the Trust, the Borrower or a Restricted Subsidiary has arranged for financing necessary to discharge the obligation secured by the Security Interest and that such Security Interest is discharged within sixty (60) days after that time;

(t) any Security Interest in respect of any obligations or duties affecting the property of the Trust, the Borrower or any Restricted Subsidiary to any Governmental Authority with respect to any franchise, grant, licence or permit and any defects in title to structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by the Trust, the Borrower or such Restricted Subsidiary under government permits, leases or other grants, which obligations, duties and defects in the aggregate do not materially impair the use of such property, structures or facilities for the purpose for which they are held by the Trust, the Borrower or such Restricted Subsidiary;

(u) any Security Interest in respect of any deposits in connection with bids or tenders;

(v) any Security Interest in respect of expropriation proceedings, surety or appeal bonds or costs of litigation, where required by law;

(w) Security Interests created by any Securitization Program (not to exceed $125,000,000 in the aggregate);

(x) any extension, renewal or replacement of any Security Interest permitted under any of the other paragraphs of this definition of Permitted Encumbrances, provided that any such extension, renewal or replacement Security Interest will not secure repayment of an amount in excess of any principal amount of Indebtedness outstanding with respect thereto immediately prior to such extension, renewal or replacement and that such extension, renewal or replacement is limited to all or a part of the property which was subject to the Security Interest so extended, renewed or replaced; and

(y) Security Interests not permitted by any of the foregoing paragraphs of this definition of Permitted Encumbrances, provided that Security Interests shall not be permitted under this paragraph if the effect thereof would be to cause the total amount of Indebtedness secured by Security Interests permitted under this paragraph to exceed the greater of Cdn $25,000,000 and 5% of Consolidated Equity;

provided that nothing in this definition shall in and of itself cause the Borrowings and other amounts owing by the Borrower hereunder to be subordinated in priority to any Permitted Encumbrance;

"Person" means any individual, firm, partnership (whether general or limited), company, corporation or other body corporate, government, governmental body, agency, instrumentality, trust, unincorporated body of persons or association and the heirs, executors, administrators or other legal representatives of an individual;

"Pipelines and Facilities" means the pipeline gathering systems, compressor stations and other tangible assets and equipment owned or leased from time to time by the Borrower and its Restricted Subsidiaries;

"Prime Loans" means the Borrowings, or a portion thereof, made available by the Lenders to the Borrower pursuant to Section 3.4, 3.10 or 3.11 and outstanding from time to time which are denominated in Canadian Dollars and on which the Borrower has agreed to pay interest in accordance with Section 6.1;

"Prime Rate" means, with respect to Prime Loans, the greater of:

(a) the annual rate of interest announced from time to time by the Agent as being its reference rate then in effect for determining interest rates on Canadian Dollar denominated demand loans made by the Agent in Canada to customers of varying degrees of creditworthiness; and

(b) the annual rate of interest equal to the CDOR Rate applicable to a bankers' acceptance having a one month term plus 100 basis points;

provided that, if the rates of interest in (a) and (b) above are equal, then the "Prime Rate" shall be the rate specified in (a) above;

"**Remaining Lenders**" has the meaning given to it in Section 12.16;

"**Resignation Notice**" has the meaning given to it in Section 12.16;

"**Restricted Subsidiary**" means any Subsidiary Guarantor (each of which shall be deemed to be a Restricted Subsidiary) and the other Subsidiaries listed in Schedule "M"; provided that:

(a) the Borrower may at any time designate that any other Subsidiary of the Borrower become a Restricted Subsidiary by written notice to the Agent thereof;

(b) the Borrower may designate that a Restricted Subsidiary (other than any Subsidiary Guarantor unless its Subsidiary Guarantee is being concurrently released) no longer be a Restricted Subsidiary by written notice to the Agent thereof if:

(i) no Default or Event of Default would result from or be in existence immediately following the effective date of any such designation; and

(ii) in the case of the financial covenants set forth in Section 9.3, in the reasonable opinion of the Borrower, no Default or Event of Default would reasonably be expected to result from any such designation at the end of the next Fiscal Quarter; and

(c) each such notice referred to in (a) and (b) above shall become effective upon delivery thereof to the Agent and shall be accompanied by an updated Schedule "M";

(d) any general partner of a limited partnership that is either the Borrower or a Restricted Subsidiary is deemed to be a Restricted Subsidiary of the Borrower for as long as it is the general partner of the Borrower or such Restricted Subsidiary as the case may be and regardless of whether it is a Subsidiary of the Borrower;

"**Revolving Borrowing**" means a Borrowing by the Borrower by way of (i) Prime Loans made available by the Revolving Lenders or (ii) Bankers' Acceptances issued by the Borrower and accepted by the Revolving Lenders;

"**Revolving Commitment**" means the obligation of each Revolving Lender to provide to the Borrower hereunder an aggregate principal amount of Revolving Borrowings up to but not exceeding the amount set forth opposite such Lender's name on Schedule "O" or in the Lender Transfer Agreement of such Lender and described as such Lender's Revolving Commitment, as such amount may hereafter be increased, decreased,

cancelled, or made not available from time to time pursuant to this Agreement provided that the aggregate of the amounts of the Revolving Commitments shall not at any time exceed the Total Revolving Commitment;

"Revolving Facility" means the Credit Facility established by Section 3.1(a);

"Revolving Lender" means a Lender under the Revolving Facility;

"Rollover" means, with respect to any Bankers' Acceptances, the issuance of new Bankers' Acceptances or the making of new BA Equivalent Advances (subject to the provisions hereof) in respect of all or any portion of such Bankers' Acceptances which are maturing at the end of the Interest Period applicable thereto, all in accordance with Section 3.11;

"Rollover Date" means each Business Day on which Borrowings are rolled over pursuant to Section 3.11;

"Royal" means Royal Bank of Canada and its successors and permitted assigns;

"S&P" means Standard & Poor's Rating Service and its successors;

"Schedule I Bank" means any bank designated as a Schedule I Bank under the *Bank Act* (Canada);

"Schedule I Reference Lenders" means two Lenders which are Schedule I Banks and which are designated as Schedule I Reference Lenders by both the Agent and the Borrower from time to time (it being agreed that the Agent and the Borrower may at any time terminate the designation of a Lender as a Schedule I Reference Lender and designate another Lender which is a Schedule I Bank as a Schedule I Reference Lender in its place by delivery to the Lenders of a written notification to such effect executed by both the Borrower and the Agent), provided that, if a Schedule I Reference Lender ceases to be a Lender hereunder, then such Schedule I Bank shall thereupon cease to be a Schedule I Reference Lender without further action; as of the date hereof, the Schedule I Reference Lenders are The Toronto-Dominion Bank and Royal Bank of Canada;

"Schedule II Bank" means any bank designated as a Schedule II Bank under the *Bank Act* (Canada);

"Schedule III Bank" means any authorized foreign bank designated as a Schedule III Bank under the *Bank Act* (Canada);

"Scotia" means The Bank of Nova Scotia and its successors and permitted assigns;

"Securitization Program" means a securitization sale or program entered into by the Borrower and/or its Restricted Subsidiaries after the date hereof which meets all of the following criteria:

(a) the assets to be securitized in such transaction are current assets;

(b) the transfer of such current assets is structured as a non-recourse sale (subject to certain customary exceptions);

(c) any Security Interest created by such transaction is limited to such current assets; and

(d) such program is entered into on customary terms which are consistent with programs entered into by Persons of comparable size and financial standing to the Borrower and the Restricted Subsidiaries;

"**Security Interest**" means any assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or any security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, legal or equitable, perfected or not, which secures payment or performance of an obligation but does not include a right of set off created in the ordinary course of business unless such right of set off is created for the purposes of securing repayment of indebtedness for borrowed money;

"**Subordinated Debt**" means any Indebtedness of the Trust, the Commercial Trust, the Borrower or any Subsidiary Guarantor which is subordinated to the Loan Indebtedness pursuant to a subordination agreement on terms and in a form satisfactory to the Lenders, acting reasonably;

"**Subsidiary**" means, with respect to a Person:

(a) any corporation of which at least a majority of the outstanding Voting Shares having by the terms thereof ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time shares of any other class or classes of such corporation might have voting power by reason of the happening of any contingency, unless the contingency has occurred and then only for as long as it continues) is at the time directly, indirectly or beneficially owned or controlled by such Person or one or more of its Subsidiaries, or such Person and one or more of its Subsidiaries;

(b) any partnership of which, at the time, such Person, or one or more of its Subsidiaries, or such Person and one or more of its Subsidiaries: (i) directly, indirectly or beneficially own or control more than 50% of the income, capital, beneficial or ownership interests (however designated) thereof; and (ii) is a general partner, in the case of limited partnerships, or is a partner or has authority to bind the partnership, in all other cases; or

(c) any other Person of which at least a majority of the income, capital, beneficial or ownership interests (however designated) are at the time directly, indirectly or beneficially owned or controlled by such Person, or one or more of its Subsidiaries, or such Person and one or more of its Subsidiaries,

provided that, unless otherwise provided or the context otherwise requires, references herein to "Subsidiary" or "Subsidiaries" shall be deemed to refer to subsidiaries of the Borrower and further provided that a limited partnership shall be deemed to be a

Subsidiary of the Borrower if and for so long as the Borrower directly, indirectly or beneficially owns or controls more than 50% of the partnership interests therein and the general partner of such limited partnership is a Subsidiary of the Trust;

"**Subsidiary Guarantee**" means a Guarantee substantially in the form of Schedule "N" to be given by a Restricted Subsidiary pursuant to subsection 9.4(a);

"**Subsidiary Guarantor**" means any Subsidiary of the Borrower which is party to a subsisting Subsidiary Guarantee;

"**Successor**" has the meaning given to it in subsection 9.2(a);

"**Swap**" means any Commodity Swap, Interest Swap or Currency Swap;

"**Swap Agreement**" means an agreement in any form, including an ISDA master agreement between the Trust, the Commercial Trust, the Borrower or any Subsidiary and any of the Swap Lenders, pursuant to which Swaps are entered into and includes all schedules attached or intended to be attached thereto;

"**Swap Lender**" means any Lender or its Affiliate that enters into a Swap Agreement (regardless of whether such Lender ceases to be a Lender after such Swap Agreement is entered into), but excluding, for certainty, any Swap Agreement entered into with any Lender or its Affiliate after such Lender's Commitments have been fully cancelled in accordance with the terms hereof or after such Lender has assigned all of its rights hereunder in accordance with Section 13.1;

"**Takeover**" has the meaning given to it in Section 3.3;

"**Takeover Lender**" has the meaning given to it in Section 3.3;

"**Takeover Loan**" has the meaning given to it in Section 3.3;

"**Target**" has the meaning given to it in Section 3.3;

"**Tax**" means all present and future taxes, rates, levies, imposts, assessments, dues, government fees, stamp taxes, deductions, charges or withholdings, and all liabilities with respect thereto, and any interest, additions to tax and penalties imposed with respect thereto, excluding, with respect to a Lender, taxes imposed on its income or capital and franchise taxes imposed on it by any taxation authority and any taxes which arise as a result of a breach of the assignment provisions of Section 13.1;

"**TD**" means The Toronto-Dominion Bank and its successors and permitted assigns;

"**Term Borrowing**" means a Borrowing by the Borrower by way of Prime Loans made available by the Term Lenders or by way of Bankers' Acceptances issued by the Borrower and accepted by the Term Lenders;

"Term Commitment" means the obligation of each Term Lender to provide to the Borrower hereunder an aggregate principal amount of Term Borrowings up to but not exceeding the amount set forth opposite such Lender's name on Schedule "O" or in the Lender Transfer Agreement of such Lender and described as such Lender's Term Commitment, as such amount may hereafter be increased, decreased, cancelled, or made not available from time to time pursuant to this Agreement provided that the aggregate of the amounts of the Term Commitments shall not at any time exceed the Total Term Commitment;

"Term Facility" means the Credit Facility established by Section 3.1(b);

"Term Lender" means a Lender under the Term Facility;

"Total Commitment" means the aggregate of the Total Revolving Commitment and the Total Term Commitment;

"Total Revolving Commitment" means the aggregate of the Revolving Commitments of each of the Revolving Lenders, as hereafter reduced, cancelled or terminated from time to time pursuant to this Agreement, not to exceed $150,000,000;

"Total Term Commitment" means the aggregate of the Term Commitments of each of the Term Lenders, as hereafter reduced, cancelled or terminated from time to time pursuant to this Agreement, not to exceed $100,000,000;

"Transaction" has the meaning given to it in subsection 9.2(a);

"Trust" means AltaGas Income Trust, an unincorporated open-ended investment trust established under the laws of Alberta pursuant to the Declaration of Trust;

"Trust Guarantee" means a Guarantee to be given by the Trust in favour of the Agent and the Lenders (including the Swap Lenders);

"United States Dollars", **"U.S. Dollars"** and **"US $"** means the lawful money of the United States of America;

"Unrestricted Subsidiary" means a Subsidiary of the Trust which is not a Restricted Subsidiary;

"Voting Shares" means capital stock of any class of any corporation or other securities of that corporation or other securities of any other Person which carries voting rights to elect the board of directors (or other Persons performing similar functions) under any circumstances;

"Working Capital Deficit" means, as at the date of determination thereof, the amount, if any, by which the amount of Current Liabilities exceeds the amount of Current Assets at such date; and

"**Working Capital Surplus**" means, as at the date of determination thereof, the amount, if any, by which the amount of Current Assets exceeds the amount of Current Liabilities at such date.

1.2 Headings and Table of Contents

The headings, the table of contents and the Article and Section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3 References

Unless something in the subject matter or context is inconsistent therewith, all references to Articles, Sections, subsections and Schedules are to Articles, Sections, subsections and Schedules to this Agreement. The words "hereto", "herein", "hereof", "hereunder", "herewith" and similar expressions mean and refer to this Agreement.

1.4 Rules of Interpretation

In this Agreement, unless otherwise specifically provided, (i) the singular includes the plural and vice versa, "month" means calendar month, "quarter" means calendar quarter, "in writing" or "written" includes printing, typewriting, or any electronic means of communication capable of being visibly reproduced at the point of reception, including telecopier, (ii) references to any agreement, contract, document or other instrument means a reference to any such agreement, contract, document or other instrument as the same has been or may be amended, modified, supplemented or restated from time to time; provided that, if consent to any such amendment, modification, supplement or restatement is required under any Loan Document, such consent has been obtained, and (iii) references to any statute, act or other legislative enactment shall be to such statute, act or other legislative enactment as amended from time to time or replaced by a statute, act or other legislative enactment dealing with substantially the same subject matter as the statute, act or other legislative enactment so replaced.

1.5 Generally Accepted Accounting Principles

All financial statements required to be furnished by the Borrower to the Agent hereunder shall be prepared in accordance with Generally Accepted Accounting Principles. Each accounting term used in this Agreement, unless otherwise defined herein, has the meaning assigned to it under Generally Accepted Accounting Principles and, except as otherwise provided herein, reference to any balance sheet item, statement of income item or statement of cash flows item means such item as computed from the applicable financial statement prepared in accordance with Generally Accepted Accounting Principles.

1.6 Time

Unless otherwise provided herein, all references to a time in this Agreement shall mean local time in Calgary, Alberta.

1.7 Payment for Value

All payments required to be made hereunder shall be made for value on the required day in same day immediately available funds.

1.8 Monetary References

Whenever an amount of money is referred to herein, such amount shall, unless otherwise expressly stated, be in Canadian Dollars.

1.9 Waivers

Acceptance of payment by, or the delivery of any notice, document or other information to, a party hereto after a breach or non-fulfillment of any provisions of any of the Loan Documents requiring a payment or the delivery of any notice, document or other information will constitute a waiver of such breach or non-fulfillment and the curing of such breach or non-fulfillment, but will not rescind any Acceleration Notice given prior thereto in respect of such breach or non-fulfillment nor constitute a waiver or the curing of any other breach or non-fulfillment of the same or any other provision of any of the Loan Documents.

1.10 Schedules

The following Schedules are incorporated in and form a part of this Agreement:

Schedule "A"	Notice of Drawdown, Repayment, Prepayment or Cancellation
Schedule "B-1"	[Intentionally Deleted]
Schedule "B-2"	[Intentionally Deleted]
Schedule "C"	Notice of Conversion
Schedule "D"	Notice of Rollover
Schedule "E-1"	Bankers' Acceptance Undertaking
Schedule "E-2"	Bankers' Acceptance Power of Attorney
Schedule "F"	Compliance Certificate
Schedule "G"	Lender Transfer Agreement
Schedule "H"	[Intentionally Deleted]
Schedule "I"	[Intentionally Deleted]
Schedule "J"	[Intentionally Deleted]
Schedule "K"	[Intentionally Deleted]
Schedule "L"	[Intentionally Deleted]
Schedule "M"	Restricted Subsidiaries
Schedule "N"	Form of Subsidiary Guarantee
Schedule "O"	Commitments of Lenders

ARTICLE II
REPRESENTATIONS AND WARRANTIES

2.1 Representations and Warranties

The Borrower represents and warrants to each of the Lenders and the Agent (all of which representations the Borrower acknowledges are being relied upon by the Lenders and the Agent in entering into this Agreement), that:

(a) **Formation, Organization and Power of the Borrower**: the Borrower has been duly formed, is validly subsisting and is in good standing under the laws of the jurisdiction of its formation, is duly registered and qualified to carry on business in all jurisdictions where the character of the properties owned by it or the nature of the business transacted by it makes such registration or qualification necessary, except to the extent that failure to be in good standing or to maintain such registration or qualification does not have a Material Adverse Effect, and has the full power and capacity to own, lease or hold its properties and assets and conduct its business as presently conducted;

(b) **Formation, Organization and Power of the Restricted Subsidiaries**: each Restricted Subsidiary has been duly formed, is validly subsisting and is in good standing under the laws of the jurisdiction of its formation, and is duly registered and qualified to carry on business in all jurisdictions where the character of the properties owned by it or the nature of the business transacted by it makes such registration or qualification necessary, except to the extent that failure to be in good standing or to maintain such registration or qualification does not have a Material Adverse Effect, and each has the full power and capacity to own, lease or hold its properties and assets and conduct its business as presently conducted;

(b).1 **Formation, Organization and Power of the Trust:** the Trust has been duly formed, is validly subsisting and is in good standing under the laws of the jurisdiction of its formation and has the full power and capacity to own or hold its properties and assets;

(c) **Authority**: the execution, delivery, and performance by each of the Trust, the Borrower and the Subsidiary Guarantors of each of the Loan Documents to which it is a party have been or will be, when executed and delivered, duly authorized by all necessary corporate or other action, are within its power and capacity, does not require any Governmental Approval and will not violate any provision of law or of its constating or other governing documents and will not result in the breach of, or constitute a default or require any consent under, or result in the creation of any Security Interest upon any of its property or assets pursuant to, any indenture or other agreement or instrument to which it is a party or by which it or its property may be bound or affected or any judgment, injunction, determination or award which is binding on it, except to the extent that any such breach, default or failure to obtain such consent does not have a Material Adverse Effect;

(d) **Execution and Delivery of Loan Documents**: each of the Loan Documents to which the Trust, the Borrower or any Subsidiary Guarantor is a party has been or will be, when executed and delivered, duly executed and delivered by the Trust, the Borrower or such Subsidiary Guarantor, as applicable;

(e) **Enforceability**: each Loan Document to which the Trust, the Borrower or any Subsidiary Guarantor is a party is or will be when executed and delivered, a legal, valid and binding obligation of the Trust, the Borrower or such Subsidiary Guarantor, as applicable, enforceable against it in accordance with its terms except as enforceability may be limited by general principles of equity and bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and by moratorium laws from time to time in effect;

(f) **Financial Condition**: the audited annual consolidated Financial Statements for the Fiscal Year most recently ended are correct and complete in all material respects, have been prepared in accordance with Generally Accepted Accounting Principles consistently applied and, except as previously disclosed by the Borrower to the Agent in writing, since the last day of such Fiscal Year there has been no material adverse change in the financial condition, operations, business, assets or property of the Trust, the Borrower and its Restricted Subsidiaries, taken as a whole, which has a Material Adverse Effect;

(g) **Litigation**: there are no suits or proceedings (including proceedings by or before any arbitrator, government commission, board, bureau or other administrative agency) pending or, to the knowledge of the Borrower, threatened against or affecting the Trust, the Borrower or any of its Restricted Subsidiaries which, if determined adversely, would have a Material Adverse Effect and in respect of which there is a reasonable possibility of an adverse determination;

(h) **Compliance with Laws and Contracts**: the Trust, the Borrower and each of its **Restricted** Subsidiaries is in compliance with all applicable federal, provincial, state and local laws, statutes and regulations and all contracts, agreements and employee benefit plans except to the extent failure to so comply does not have a Material Adverse Effect;

(i) **Environmental Matters**: the Borrower and each of its Restricted Subsidiaries have obtained all permits, licenses and other authorizations which are required under all applicable Environmental Laws except to the extent failure to have any such permit, license or authorization does not have a Material Adverse Effect; and the Borrower and each of its Restricted Subsidiaries is in compliance with all Environmental Laws and all terms and conditions of all such permits, licenses and authorizations, except to the extent failure to so comply does not have a Material Adverse Effect;

(j) **Environmental Condition of Property**: the properties and assets of the Borrower and its Restricted Subsidiaries:

(i) are not the subject of any outstanding orders from a Governmental Authority or otherwise alleging violation of any Environmental Laws except to the extent that any such order does not have a Material Adverse Effect; and

(ii) comply, with respect to their use and condition, with all Environmental Laws and all terms and conditions of all permits, licenses and other authorizations, which are required under all Environmental Laws except to the extent that failure to so comply does not have a Material Adverse Effect;

(k) **Events of Default**: no Default or Event of Default has occurred and is continuing;

(l) **Title to Assets**: subject only to Permitted Encumbrances, the Trust, the Borrower and each of its Restricted Subsidiaries has good, valid and marketable title to all of its assets and properties except to the extent that failure to have same does not have a Material Adverse Effect and, except for Permitted Encumbrances, such assets and properties are not subject to any Security Interests;

(m) **Taxes**: each of the Trust, the Borrower and its Restricted Subsidiaries has filed all income tax returns which were required to be filed by it and has paid or made provision for payment of all Taxes (including interest and penalties) which are due and payable by it (or has provided adequate reserves for the payment of any Tax, the payment of which is being contested by it), except to the extent that failure to do so does not have a Material Adverse Effect;

(n) **Ranking with Other Debt**: all payment obligations of any of the Trust, the Borrower and the Subsidiary Guarantors under the Loan Documents and under any Swap Agreements to which it is a party rank at least *pari passu* in right of payment with its other most senior unsecured Indebtedness for borrowed money, other than payment obligations preferred by statute or by operation of law;

(o) **Accuracy of Information**: to the best of the Borrower's knowledge, information and belief, all information, materials and documents, including environmental reports and data, prepared by the Borrower or any of its Restricted Subsidiaries and delivered to the Agent in contemplation of the transaction contemplated by this Agreement or as required by the terms of this Agreement are true, complete and accurate in all material respects as at their respective dates, except to the extent that any failure to be true, complete and accurate in all material respects as at their respective dates does not have a Material Adverse Effect; and

(p) **Insurance**: the Borrower and its Restricted Subsidiaries have in full force and effect such policies of insurance in such amounts issued by insurers of recognized standing insuring such of their properties and operations as are required in order for the Borrower and its Restricted Subsidiaries to be in compliance with the provisions of subsection 9.1(e).

2.2 Deemed Representation and Warranty

Each request by the Borrower for a Drawdown pursuant to Section 3.4 (other than a Conversion pursuant to Section 3.10 or a Rollover pursuant to Section 3.11) shall be deemed to be a representation and warranty by the Borrower to the Lenders that the matters referred to in Section 2.1 will be, as at the applicable Drawdown Date, true and correct as if made at and as of such date and that as of such Drawdown Date there exists no Default or Event of Default.

ARTICLE III
THE CREDIT FACILITIES

3.1 Obligations of Each Lender

(a) **Revolving Facility**: Relying on each of the representations and warranties set out in Article 2 and subject to the terms and conditions of this Agreement, each Revolving Lender agrees to make its respective Revolving Commitment available to the Borrower commencing on the Closing Date and ending on the Maturity Date by way of:

(i) **Prime Loans**: the advance of Prime Loans by such Revolving Lender and the delivery of the principal amount of such advance for the account of the Borrower through the Agent at the Agent's Accounts for Payments; and

(ii) **Bankers' Acceptances**: the acceptance of Bankers' Acceptances by such Revolving Lender and the delivery of the Discount Proceeds or the discounted proceeds of sale received by the Revolving Lenders (less the applicable fees payable by the Borrower to the Lenders pursuant to Section 6.4) in respect thereof for the account of the Borrower through the Agent at the Agent's Accounts for Payments.

Prior to the Maturity Date, the Borrower may increase or decrease Revolving Borrowings by obtaining Drawdowns and by making repayments in respect thereof. A Revolving Lender shall have no obligation to make any Revolving Borrowings if, after giving effect thereto, the Outstanding Principal owing to all Revolving Lenders under the Revolving Facility would exceed the Total Revolving Commitment or the Outstanding Principal owing to such Revolving Lender under the Revolving Facility would exceed such Lender's Revolving Commitment.

(b) **Term Facility**: Relying on each of the representations and warranties set out in Article 2 and subject to the terms and conditions of this Agreement, each Term Lender agrees to make its respective Term Commitment available to the Borrower on the Closing Date by way of:

(i) **Prime Loans**: the advance of Prime Loans by such Term Lender and the delivery of the principal amount of such advance for the account of the Borrower through the Agent at the Agent's Accounts for Payments; and

(ii) **Bankers' Acceptances**: the acceptance of Bankers' Acceptances by such Term Lender and the delivery of the Discount Proceeds or the discounted proceeds of sale received by the Term Lenders (less the applicable fees payable by the Borrower to the Lenders pursuant to Section 6.4) in respect thereof for the account of the Borrower through the Agent at the Agent's Accounts for Payments.

The Borrower cannot obtain Drawdowns under the Term Facility after the Closing Date. A Term Lender shall have no obligation to make any Term Borrowings if, after giving effect thereto, the Outstanding Principal owing to all Term Lenders under the Term Facility would exceed the Total Term Commitment or the Outstanding Principal owing to such Term Lender under the Term Facility would exceed such Lender's Term Commitment.

3.2 Purpose

Borrowings shall only be used for the general corporate purposes of the Borrower and its Subsidiaries including funding the repayment and cancellation of the Existing Indebtedness, the partial non-permanent repayment of the outstanding indebtedness under the Existing Term Credit Agreement and acquisitions or expansion opportunities; provided that no Term Borrowings shall be utilized to fund a Takeover.

3.3 Takeover

In the event the Borrower wishes to utilize Borrowings to, or to provide funds to any Subsidiary to, offer to acquire (which shall include an offer to purchase securities, solicitation of an offer to sell securities, an acceptance of an offer to sell securities, whether or not the offer to sell was solicited, or any combination of the foregoing) outstanding securities of any Person (other than pursuant to a transaction which is not subject to or which is exempt from the formal takeover bid rules under applicable securities laws, rules and policies) (the "**Target**") where, as of the date of the offer to acquire, the securities that are subject to the offer to acquire, together with the securities of such Person that are beneficially owned, or over which control or direction is exercised, by the Borrower and its Subsidiaries and any Person acting jointly or in concert with any thereof on the date that the offer to acquire is made, constitute in the aggregate twenty percent (20%) or more of all of the outstanding securities of that class of securities of the Person (a "**Takeover**"), then either:

(a) **Agreement of the Target Entity**: the Borrower shall provide to the Agent evidence satisfactory to the Agent, acting reasonably, of the agreement of the board of directors or like body of the Target approving the Takeover; or

(b) **No Conflict by Lenders**: the following steps shall be followed:

(i) at least seven (7) Business Days prior to the delivery of any notice to the Agent pursuant to Section 3.4 requesting Borrowings intended to be utilized for such Takeover, the Chairman, President, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer or Treasurer of the General Partner or the Administrator shall advise the Agent who shall

promptly advise each Lender of the particulars of such Takeover in sufficient detail to enable such Lender to determine whether it has a conflict of interest if Borrowings from such Lender are utilized by the Borrower for such Takeover;

(ii) within five (5) Business Days of being so advised, each Lender shall notify the Agent of such Lender's determination, acting reasonably, as to whether such a conflict of interest exists (such determination to be made by such Lender having regard to such Lender's then existing policies with respect to same), provided that in the event such Lender does not so notify the Agent within such five (5) Business Day period, such Lender shall be deemed to have notified the Agent that it has no conflict of interest; and

(iii) the Agent shall promptly notify the Chairman, President, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer or Treasurer of the General Partner or the Administrator of each Lender's determination;

and in the event that any Lender has such a conflict of interest, then upon the Agent so notifying the Borrower, such Lender shall have no obligation to provide Borrowings for such Takeover notwithstanding any other provision of this Agreement to the contrary; provided, however, that each other Lender (a "**Takeover Lender**") which has no such conflict of interest shall have an obligation, up to the amount of its Revolving Commitment, to provide Revolving Borrowings for such Takeover, and Borrowings for such Takeover shall be provided by each Takeover Lender in accordance with the ratio that its Revolving Commitment bears to the aggregate of the Revolving Commitments of all the Takeover Lenders.

(c) **Takeover Loans**: If Borrowings are utilized for the purposes of a Takeover (a "**Takeover-Loan**") and there are Lenders other than Takeover Lenders (the "**Non-Takeover Lenders**"), the Lender's Proportion of each Non-Takeover Lender shall be temporarily adjusted in accordance with subsection 3.3(b) and, subject to Section 5.6, subsequent Revolving Borrowings shall be funded firstly by Non-Takeover Lenders, in each case, until such time as the Lender's Proportion of each Takeover Lender and Non-Takeover Lender is equal to such Lender's Proportion in effect immediately prior to the advance of the Takeover Loan.

3.4 Drawdowns

(a) **Revolving Facility**: Subject to the provisions of this Agreement, prior to the Maturity Date the Borrower may borrow, repay and reborrow by way of Revolving Borrowings from each Revolving Lender up to such Lender's Revolving Commitment by:

(i) **Prime Loans**: borrowing Prime Loans from the Revolving Lenders in minimum aggregate amounts of Cdn $2,000,000 and in multiples of Cdn $100,000 thereafter upon one (1) Business Day's prior written notice; and

(ii) **Bankers' Acceptances**: issuing Bankers' Acceptances to be accepted and, if applicable, purchased by the Revolving Lenders in minimum aggregate amounts of Cdn $2,500,000, and in multiples of Cdn $100,000 thereafter upon two (2) Business Days' prior written notice;

each such notice to be given to the Agent at the Agent's Branch of Account by 9:00 a.m. (Calgary time) on the day such notice is to be given and to be substantially in the form of Schedule "A". Any such notice may be given by telephone and in such case shall be followed by delivery on the day of such telephone notice of a written confirmation by the Borrower to the Agent of such telephone notice.

(b) **Term Facility**: Subject to the provisions of this Agreement, on the Closing Date the Borrower may borrow by way of Term Borrowings from each Term Lender up to such Lender's Term Commitment by:

(i) **Prime Loans**: borrowing Prime Loans from the Term Lenders in minimum aggregate amounts of Cdn $2,000,000 and in multiples of Cdn $100,000 thereafter upon the Business Day on which prior written notice is given (in the case of a Prime Loan not exceeding Cdn $10,000,000) or upon one (1) Business Day's prior written notice (in the case of a Prime Loan exceeding Cdn $10,000,000); and

(ii) **Bankers' Acceptances**: issuing Bankers' Acceptances to be accepted and, if applicable, purchased by the Term Lenders in minimum aggregate amounts of Cdn $2,500,000, and in multiples of Cdn $100,000 thereafter upon two (2) Business Days' prior written notice;

each such notice to be given to the Agent at the Agent's Branch of Account by 9:00 a.m. (Calgary time) on the day such notice is to be given and to be substantially in the form of Schedule "A". Any such notice may be given by telephone and in such case shall be followed by delivery on the day of such telephone notice of a written confirmation by the Borrower to the Agent of such telephone notice. Immediately after the Closing Date, any undrawn portion of the Term Facility shall be permanently cancelled and thereafter no further Drawdowns shall be made under the Term Facility.

3.5 Conditions Applicable to Bankers' Acceptances

(a) **Purchase of Bankers' Acceptances by Lenders**: Subject to the terms and conditions of this Agreement, each Lender hereby agrees to accept its Lender's Proportion of Bankers' Acceptances issued by the Borrower pursuant to Sections 3.4, 3.10 and 3.11 and, at the election of the Borrower pursuant to subsection 3.5(i), purchase at the applicable Discount Rate such Bankers'

Acceptances and provide to the Agent for the account of the Borrower the Discount Proceeds thereof less the applicable fees payable by the Borrower to such Lender pursuant to Section 6.4. Notwithstanding that the Borrower may elect to market any Bankers' Acceptances in accordance with Section 3.5(b), the Borrower may request that any Lender quote on the purchase thereof and any Lender may or may not so quote; provided that in such circumstances nothing herein shall obligate the Lenders to purchase Bankers' Acceptances or require the Borrower to sell Bankers' Acceptances to the Lenders. Any Lender may at any time and from time to time hold, sell, rediscount or otherwise dispose of any or all Bankers' Acceptances purchased by it.

(b) **Marketing of Bankers' Acceptances by Borrower**: If the Borrower elects to market any Bankers' Acceptances to be issued hereunder (as evidenced by its election in the applicable notice of Drawdown, Conversion or Rollover), the Borrower shall, at or prior to 9:00 a.m. (Calgary time) on the applicable Drawdown Date, Conversion Date or Rollover Date relating to any Bankers' Acceptances to be issued hereunder, obtain quotations regarding the sale of such Bankers' Acceptances and provide the details thereof to the Agent in order to enable the Agent to comply with Section 3.6(b).

(c) **Payment to Borrower**: On the applicable Drawdown Date, Conversion Date or Rollover Date relating to any issue of Bankers' Acceptances, each Lender shall:

(i) if the Borrower has not elected to have the Lenders purchase such Bankers' Acceptances, deliver the discounted proceeds of the sale of such Bankers' Acceptances received by it (less any fees payable to such Lender in respect thereof pursuant to Section 6.4), for the account of the Borrower through the Agent at the Agent's Accounts for Payments; and

(ii) if the Borrower has elected to have the Lenders purchase such Bankers' Acceptances pursuant to subsection 3.5(i), deliver the Discount Proceeds thereof (less any fees payable to such Lender in respect thereof pursuant to Section 6.4), for the account of the Borrower through the Agent at the Agent's Accounts for Payments.

provided that in order to satisfy all or part of the continuing liability of the Borrower to a Lender for the face amount of maturing Bankers' Acceptances accepted by a Lender which are being rolled over, such Lender shall receive and retain for its own account the discounted proceeds or Discount Proceeds, as applicable, of the new Bankers' Acceptances accepted by such Lender as part of such Rollover.

(d) **Waiver of Presentment and Other Conditions**: The Borrower waives presentment for payment and, except to the extent of the negligence or wilful misconduct of any Lender referred to in subsection 3.5(f), any other defence to payment of any amounts due to a Lender in respect of a Bankers' Acceptance accepted and, if applicable, purchased by it pursuant to this Agreement which

might exist solely by reason of such Bankers' Acceptance being held, at the maturity thereof, by such Lender in its own right and the Borrower agrees not to claim any days of grace if such Lender as holder sues the Borrower on the Bankers' Acceptance for payment of the amount payable by the Borrower thereunder. On the specified maturity date of a Bankers' Acceptance, or such earlier date as may be required or permitted pursuant to the provisions of this Agreement, the Borrower shall, subject to subsection 3.5(g), pay the Agent on behalf of the Lender that has accepted and, if applicable, purchased such Bankers' Acceptance, the full face amount of such Bankers' Acceptance and following receipt of such payment the Lender shall be solely responsible for any payment to the holder thereof.

(e) **Terms of Each Bankers' Acceptance**: Each Bankers' Acceptance shall:

(i) have a term of approximately one (1), two (2), three (3) or six (6) months (excluding days of grace) subject to market availability (or, subject to the agreement of the Lenders, a longer or shorter period);

(ii) be in the standard form of the Lender accepting the same;

(iii) be denominated in minimum amounts of Cdn $100,000 and whole multiples of Cdn $1,000 thereafter; and

(iv) have a term to maturity which is not inconsistent with the repayment of Borrowings in accordance with Section 5.2 and is not later than the Maturity Date.

(f) **Delivery of Blank Bankers' Acceptances**: If the power of attorney referred to in subsection 3.5(l) is revoked with respect to any Lender, then as a condition precedent to each Lender's obligation to accept and, if applicable, purchase Bankers' Acceptances hereunder, the Borrower shall have delivered to such Lender through the Agent at the Agent's Branch of Account sufficient bankers' acceptances endorsed in blank in sufficient time for such Lender to forward to and hold the same at its Toronto offices for issuance in accordance with a request from the Borrower. No Lender shall be liable for any damage, loss or other claim arising by reason of any loss or improper use of any such bankers' acceptance endorsed in blank except any loss arising by reason of the negligence or wilful misconduct of such Lender or its officers, employees, agents or representatives or any loss arising by reason of such Lender or its officers, employees, agents or representatives failing to use the same standard of care in the custody of such bankers' acceptances endorsed in blank as such Lender uses in the custody of its own property of a similar nature. The Agent shall maintain a record with respect to such bankers' acceptances endorsed in blank that are received from the Borrower and that are delivered to a Lender hereunder. Each Lender shall maintain a record with respect to such Bankers' Acceptances endorsed in blank that are:

(i) received by such Lender from the Agent;

(ii) voided by such Lender for any reason;

(iii) accepted and, if applicable, purchased by such Lender hereunder; and

(iv) cancelled by such Lender at the maturity thereof.

Each Lender agrees to provide such record to the Agent upon request therefor by the Agent as well as concurrently with any request by such Lender to the Agent for any additional such bankers' acceptances endorsed in blank which are required from the Borrower. The Agent shall provide a report of such records received by the Agent to the Borrower upon request from the Borrower.

(g) **Failure to Give Notice**: If the Borrower fails to give notice to the Agent at the Agent's Branch of Account of the method of repayment of a Bankers' Acceptance prior to the date of maturity of such Bankers' Acceptance in accordance with the same period of notice required for the original acceptance of each such Bankers' Acceptance as provided in Section 3.4, the face amount of such Bankers' Acceptance shall be converted on its maturity to a Prime Loan pursuant to Section 3.10.

(h) **Execution of Bankers' Acceptances**: Subject to subsection 3.5(f), Bankers' Acceptances of the Borrower which are endorsed by or on behalf of the Borrower shall be signed by a duly authorized signatory or duly authorized signatories of the Borrower and may, at the option of the Borrower, be signed by way of affixing a reproduction of the signature or signatures of such duly authorized signatory or signatories. Notwithstanding that any Person whose signature appears on any Bankers' Acceptance as a signatory may no longer be an authorized signatory of the Borrower at the date of issuance of a Bankers' Acceptance, and notwithstanding that the signature affixed may be a reproduction only, such signature shall nevertheless be valid and sufficient for all purposes as if such authority had remained in force at the time of such issuance and as if such signature had been manually applied, and any such Bankers' Acceptance so signed shall be binding on the Borrower. The Lenders shall not be responsible or liable for any failure to make credit available by way of Bankers' Acceptances if such failure is due to the failure of the Borrower to return duly pre signed and pre endorsed Bankers' Acceptance forms to the Lenders on a timely basis.

(i) **Lenders to Purchase**: The Borrower shall be entitled to elect to have the Lenders purchase all, but not less than all, of any Bankers' Acceptances issued by the Borrower on the applicable Drawdown Date, Conversion Date or Rollover Date by advising the Lenders of such election in any written notice of Borrowing by way of Bankers' Acceptances in the form of Schedule "A" or notice of Conversion to a Bankers' Acceptance in the form of Schedule "C" or notice of any Rollover to a Bankers' Acceptance in the form of Schedule "D". If the Borrower fails to advise the Lenders of any such election in any such written notice, it shall

be deemed not to have elected to have the Lenders purchase such Bankers' Acceptances.

(j) **Prepayment**: A Bankers' Acceptance may only be repaid on its maturity date unless, prior to such maturity date, the Borrower provides for the funding in full of such unmatured Bankers' Acceptances by paying to and depositing with the Agent cash collateral for each such unmatured Bankers' Acceptances equal to the face amount payable at maturity thereof; such cash collateral deposited by the Borrower shall be held by the Agent in an interest-bearing cash collateral account with interest to be credited to the Borrower at rates prevailing at the time of deposit for similar accounts with the Agent. The amounts on deposit shall be considered to be a prepayment by the Borrower in respect of such obligations (without any deduction of fees or discount in respect thereof) and held by the Agent for set off on behalf of the Lenders against such obligations on the maturity of such Bankers' Acceptances. Such cash collateral shall be applied to satisfy the obligations of the Borrower for such Bankers' Acceptances as they mature and the Agent is hereby irrevocably directed by the Borrower to apply any such cash collateral to such maturing Bankers' Acceptances. Amounts held in such cash collateral accounts may not be withdrawn by the Borrower without the consent of the Lenders; however, interest on such deposited amounts shall be for the account of the Borrower and may be withdrawn by the Borrower so long as no Default or Event of Default is then continuing. If after maturity of the Bankers' Acceptances for which such funds are held and application by the Agent of the amounts in such cash collateral accounts to satisfy the obligations of the Borrower hereunder with respect to the Bankers' Acceptances being repaid, any excess remains, such excess shall be promptly paid by the Agent to the Borrower so long as no Default or Event of Default is then continuing.

(k) **BA Equivalent Advances**: Notwithstanding the foregoing provisions of this Section 3.5, a Non-Acceptance Lender shall, in lieu of accepting and, if applicable, purchasing, Bankers' Acceptances, make a BA Equivalent Advance. The amount of each BA Equivalent Advance shall be equal to the Discount Proceeds which would be realized from a hypothetical sale of those Bankers' Acceptances on the basis that the Borrower had elected to have the Lenders purchase such Bankers' Acceptances and which, but for this subsection 3.5(k), such Non-Acceptance Lender would otherwise be required to accept and purchase as part of such a Borrowing by way of Bankers' Acceptances. To determine the amount of the Discount Proceeds, the hypothetical sale shall be deemed to take place at the Non-Acceptance Discount Rate applicable to such Non-Acceptance Lender. Any BA Equivalent Advance shall be made on the relevant Drawdown Date, Conversion Date or Rollover Date, as the case may be, and shall remain outstanding for the term of the Bankers' Acceptances issued concurrently therewith by any Lenders as such Non-Acceptance Lender (or, if there are no other such Lenders, for such other term as may be selected by the Agent acting reasonably). Concurrent with the making of a BA Equivalent Advance, a Non-Acceptance Lender shall be entitled to deduct therefrom an amount equal to the applicable BA Acceptance Fee which, but for this subsection 3.5(k), such

Non-Acceptance Lender would otherwise be entitled to receive as part of such issue of Bankers' Acceptances. Upon the maturity date for such Bankers' Acceptances, the Borrower shall pay to each Non-Acceptance Lender, in satisfaction of the BA Equivalent Advance and interest accrued thereon, an amount equal to the face amount of the Bankers' Acceptance which, but for this subsection 3.5(k), such Lender would otherwise have been required to accept as part of such Borrowing by way of Bankers' Acceptance failing which such amount shall be converted to a Prime Loan. All references in this Agreement to "Bankers' Acceptances" shall, unless otherwise expressly provided herein or unless the context otherwise requires, be deemed to include BA Equivalent Advances made by a Non-Acceptance Lender as part of a Borrowing by way of Bankers' Acceptances.

(l) **Bankers' Acceptance Undertaking**: The Borrower agrees to the undertaking annexed hereto as Schedule "E-1" regarding Bankers' Acceptances.

(m) **Power of Attorney Respecting Bankers' Acceptances:** The Borrower agrees to the power of attorney annexed hereto as Schedule "E-2", enabling such Lender to execute and deliver Bankers' Acceptances for and on behalf of the Borrower.

3.6 Agent's Duties re Bankers' Acceptances

(a) **Advice to the Lenders**: The Agent, promptly following receipt of a notice of Borrowing by way of Bankers' Acceptance in the form of Schedule "A" or a notice of Conversion of a Borrowing to a Bankers' Acceptance in the form of Schedule "C" or a notice of any Rollover of a Bankers' Acceptance in the form of Schedule "D", shall:

(i) advise the Borrower of the allocation of Bankers' Acceptances to each Lender such that the aggregate amount of Bankers' Acceptances required to be accepted by such Lender hereunder is, subject to subsection 3.9(b), in a whole multiple of Cdn $1,000; and

(ii) if the Borrower has elected to have the Lenders purchase such Bankers' Acceptances pursuant to subsection 3.5(i), advise each Lender of the face amount of each Bankers' Acceptance to be purchased by it and the term thereof, which term shall, subject to subsection 3.5(e), be identical for all Lenders. By no later than 9:00 a.m. (Calgary time) on each Drawdown Date, Conversion Date or Rollover Date on which the Lenders are required to purchase Bankers' Acceptances hereunder, the BA Reference Lenders, if applicable, shall advise the Agent of the applicable rate to be used by the Agent in the calculation of the Discount Rate in respect of such Bankers' Acceptances.

(b) **Bankers' Acceptances Being Marketed**: If the Borrower elects to market any Bankers' Acceptances in accordance with Section 3.5(b), the Agent, promptly following receipt of the following information from the Borrower, shall notify

each Lender of the amount of each issue of Bankers' Acceptances to be accepted by it, the face amount of each Bankers' Acceptance, the discounted proceeds of sale deliverable in respect thereof, the Person to whom the Bankers' Acceptances are to be delivered against delivery of the discounted proceeds of sale in respect thereof, and the term thereof, which term shall, subject to subsection 3.5(e), be identical for all Lenders. Such notification by the Agent shall be effected in accordance with its customary banking practices.

(c) **Bankers' Acceptances Being Purchased**: If the Borrower has elected to have the Lenders purchase Bankers' Acceptances issued by it pursuant to subsection 3.5(i), then on or prior to 9:30 a.m. (Calgary time) on the Drawdown Date, Conversion Date or Rollover Date relating to all Bankers' Acceptances to be purchased by the Lenders on such date, the Agent shall notify each Lender of the Discount Rate applicable to each Lender and the Discount Proceeds payable by each Lender. Such notification by the Agent shall be effected in accordance with its customary banking practices.

(d) **Completion of Bankers' Acceptance When Being Marketed**: Upon receipt of the notification pursuant to subsection 3.6(b), each Lender is thereupon authorized to complete bankers' acceptances held by it in blank and deliver such Bankers' Acceptances to the Person designated to receive such Bankers' Acceptances upon receipt by such Lender of the discounted proceeds of sale payable in respect thereof, in accordance with the particulars so advised by the Agent.

(e) **Completion of Bankers' Acceptance When Being Purchased**: Upon receipt of the notification pursuant to subsection 3.6(c), each Lender is thereupon authorized to complete bankers' acceptances held by it in blank in accordance with the particulars so advised by the Agent.

3.7 [Intentionally Deleted]

3.8 Notice of Repayment

The Borrower shall give the Agent, at the Agent's Branch of Account, prior written notice of each repayment of Borrowings in accordance with the same period of notice required pursuant to Section 3.4 for the initial drawdown of the basis of Borrowing being repaid, such notice to be substantially in the form of Schedule "A". Notwithstanding the foregoing, a Bankers' Acceptance shall only be repaid on its maturity date unless the Borrower shall have complied with subsection 3.5(j) and Section 5.7.

3.9 Pro Rata Treatment of Borrowings

(a) **Pro Rata Borrowings**: Subject to Section 3.3 and subsection 3.9(b), each Borrowing and each basis of Borrowing shall be made available by each Lender and all repayments and reductions in respect thereof shall be made and applied in a manner so that the Borrowings and each basis of Borrowing outstanding hereunder to each Lender will, to the extent possible, thereafter be in the same proportion as each Lender's Proportion. The Agent is authorized by the Borrower

and each Lender to determine, in its sole and unfettered discretion, the amount of Borrowings and each basis of Borrowing to be made available by each Lender and the application of repayments and reductions of Borrowings to give effect to the provisions of this subsection 3.9(a), and Section 7.2; provided that no Lender shall, as a result of any such determination, have Borrowings outstanding in an amount which is in excess of the amount of its applicable Commitment.

(b) **Agent's Discretion on Allocation**: In the event it is not practicable to:

(i) allocate each basis of Borrowing in accordance with subsection 3.9(a), by reason of the occurrence of circumstances described in Section 11.2 or Section 11.3; or

(ii) allocate Bankers' Acceptances to each Lender in accordance with subsection 3.9(a) such that the aggregate amount of Bankers' Acceptances required to be accepted or purchased by such Lender hereunder is in a whole multiple of Cdn $1,000;

the Agent is authorized to make such allocation as it determines in its sole and unfettered discretion may be equitable in the circumstances but no Lender shall, as a result of any such allocation, have Borrowings outstanding in an amount which is in excess of the amount of its applicable Commitment.

(c) **Further Assurances by Borrower**: To the extent reasonably possible, the Borrower and each Lender agrees to be bound by and to do all things necessary or appropriate to give effect to the provisions of this Section 3.9.

3.10 Conversions

The Borrower may, during the term of this Agreement and if no Event of Default has occurred which is continuing, upon giving the Agent at the Agent's Branch of Account prior written notice of a conversion in accordance with the period of notice and other requirements set out in Section 3.4 (other than delivery of a notice in the form of Schedule "A") in respect of the basis of Borrowing to which any Borrowing is being converted, such notice to be substantially in the form of Schedule "C", convert any basis of Borrowing to another basis of Borrowing; provided that a Bankers' Acceptance may only be converted on its maturity date (unless the Borrower shall have complied with subsection 3.5(j) and Section 5.7). On each Conversion Date, the Borrower shall be required to repay to the Agent the basis of Borrowing which is being converted and, subject to the provisions of this Agreement, the Lenders shall be required to make available to the Borrower the Borrowings into which such basis of Borrowing is being converted.

3.11 Rollovers

The Borrower may, during the term of this Agreement, Rollover all or any portion of a Bankers' Acceptance on its maturity date upon giving the Agent at the Agent's Branch of Account prior written notice thereof, substantially in the form of Schedule "D", and in accordance with the period of notice and other requirements set out in Section 3.4 applicable to Bankers' Acceptances (other than delivery of a notice in the form of Schedule "A"), unless

immediately prior to the issuance of any Bankers' Acceptance, an Event of Default shall have occurred and be continuing, in which event the Borrower shall be deemed to have converted such Bankers' Acceptance to a Prime Loan (as described below) pursuant to Section 3.10 and the Borrower shall not be entitled to Rollover such Bankers' Acceptance. In the event notice of a Rollover of an existing Bankers' Acceptance is not given pursuant to this Section 3.11 or notice of a Conversion of such existing Bankers' Acceptance is not given pursuant to Section 3.10, such Bankers' Acceptance shall be converted on the maturity date of such Bankers' Acceptance to a Prime Loan.

3.12 Notices Irrevocable

All notices delivered by the Borrower hereunder shall be irrevocable and shall oblige the Borrower to take the action contemplated on the date specified therein.

ARTICLE IV
[INTENTIONALLY DELETED]

ARTICLE V
REPAYMENT AND PREPAYMENT

5.1 Optional Repayment of Revolving Facility Without Reduction of Commitment

Any optional repayment pursuant to this Section 5.1 shall not reduce the Total Revolving Commitment or the Revolving Commitment of any Revolving Lender. Subject to Section 3.8, the Borrower may, without penalty or premium, at any time, repay the whole or any part of the Revolving Borrowings outstanding to the Revolving Lenders together with accrued interest thereon to the date of such repayment; provided that the Borrower shall not repay only a portion of a Revolving Borrowing unless the repaid portion paid to all Revolving Lenders is equal to or exceeds, in the relevant currency, the minimum amount required pursuant to Section 3.4 for Drawdowns of the type of Revolving Borrowing proposed to be repaid.

5.2 Reduction of Total Term Commitment After Closing Date

Immediately after the Closing Date, the Term Commitment of each Term Lender shall be permanently reduced to an amount equal to the Outstanding Principal then owing to such Term Lender under the Term Facility and any undrawn portion of the Total Term Commitment shall be permanently cancelled. After the Closing Date, no further Drawdowns shall be made under the Term Facility and any optional or mandatory repayment shall reduce the Total Term Commitment (and, on a proportionate basis, the Term Commitment of each Term Lender). Subject to Section 3.8, the Borrower may, without penalty or premium, at any time, repay the whole or any part of the Term Borrowings outstanding to the Term Lenders together with accrued interest thereon to the date of such repayment; provided that the Borrower shall not repay only a portion of a Term Borrowing unless the repaid portion paid to all Term Lenders is equal to or exceeds, in the relevant currency, the minimum amount required pursuant to Section 3.4 for Drawdowns of the type of Term Borrowing proposed to be repaid.

5.3 Mandatory Prepayments of Term Facility Prior to Maturity Date

Within five (5) Business Days after (a) the receipt of any of the proceeds referred to in (i) below, (b) the expiry of the re-investment period in the case of (ii) below or (c) the increase in the commitments referred to in (iii) below, the Borrower will prepay the Outstanding Principal under the Term Facility by an amount equal to:

(i) 50% of the first $200,000,000 of net cash proceeds (net of all reasonable and customary expenses actually incurred in connection therewith) of any indebtedness for borrowed money (excluding any convertible debentures and Non-Recourse Debt) created, issued or incurred after the date hereof by the Trust, the Borrower or any other Subsidiary of the Trust, but excluding (A) indebtedness under this Agreement, the Existing Term Credit Agreement (subject to (iii) below) or the Existing Bilateral Credit Agreements, (B) intercompany indebtedness owing to the Trust or any Subsidiary of the Trust and (C) any capital leases or purchase money security interests which do not exceed $10,000,000 in the aggregate;

(ii) 50% of the net cash proceeds (net of all reasonable and customary expenses actually incurred in connection therewith) of any sale, lease, conveyance or other disposition of any assets or rights after the date hereof by the Borrower or any Restricted Subsidiary (other than a disposition described in Section 9.2(d)(ii), 9.2(d)(iii) or 9.2(d)(iv)), but excluding (A) all such proceeds received from and after the date hereof which do not exceed $100,000,000 in the aggregate or (B) to the extent all such proceeds received from and after the date hereof do exceed $100,000,000, all such proceeds which are re-invested into tangible assets used in the business of the Borrower and its Restricted Subsidiaries within 120 days after the receipt thereof; and

(iii) 50% of any increase after the date hereof in the aggregate commitments under the Existing Term Credit Agreement if such increase results in the total commitment thereunder exceeding $375,000,000 (in which case the amount of the mandatory repayment will be an amount equal to the new total commitment less $375,000,000),

and the Total Term Commitment (and, on a proportionate basis, the Term Commitment of each Term Lender) shall be automatically reduced by the amount of any such proceeds or increase in commitments referred to above. The Borrower will provide the Agent with at least two (2) Business Days prior written notice of each such prepayment or reduction in the Total Term Commitment.

5.4 Mandatory Repayment on Maturity Date

On the Maturity Date, the Total Commitment shall be reduced to zero and the Borrower shall repay all Borrowings and other Loan Indebtedness.

5.5 Optional Cancellation of Commitment and Prepayment

(a) **Revolving Facility**: Subject to Section 3.8, the Borrower may, without penalty or premium, at any time during the term of this Agreement upon five (5) Business Days prior written notice substantially in the form of Schedule "A", cancel all of the Total Revolving Commitment or any portion thereof in minimum amounts of $5,000,000 and multiples of $1,000,000 above such amount if, on or prior to the last day of such notice period, the Borrower has:

(i) prepaid or otherwise reduced Revolving Borrowings outstanding to each Revolving Lender in an amount equal to the amount by which Revolving Borrowings outstanding to such Revolving Lender would otherwise be in excess of such Lender's Revolving Commitment immediately after the reduction of the Total Revolving Commitment provided for in such notice;

(ii) paid all accrued interest and other charges and fees in respect of the Revolving Borrowings being repaid or reduced as aforesaid; and

(iii) to the extent applicable, paid all other amounts then due and owing in respect of the Revolving Facility under the Loan Documents.

Any such notice of cancellation is irrevocable and the amount of the Revolving Commitment of each Revolving Lender so cancelled and reduced may not be reinstated hereunder.

(b) **Term Facility**: Subject to Section 3.8, the Borrower may, without penalty or premium, at any time during the term of this Agreement upon five (5) Business Days prior written notice substantially in the form of Schedule "A", cancel all of the Total Term Commitment or any portion thereof in minimum amounts of $5,000,000 and multiples of $1,000,000 above such amount if, on or prior to the last day of such notice period, the Borrower has:

(i) prepaid or otherwise reduced Term Borrowings outstanding to each Term Lender in an amount equal to the amount by which Term Borrowings outstanding to such Term Lender would otherwise be in excess of such Lender's Term Commitment immediately after the reduction of the Total Term Commitment provided for in such notice;

(ii) paid all accrued interest and other charges and fees in respect of the Term Borrowings being repaid or reduced as aforesaid; and

(iii) to the extent applicable, paid all other amounts then due and owing in respect of the Term Facility under the Loan Documents.

Any such notice of cancellation is irrevocable and the amount of the Term Commitment of each Term Lender so cancelled and reduced may not be reinstated hereunder.

5.6 Cancellation of a Lender's Commitments

If:

(a) a Lender does not agree to make Revolving Borrowings available in respect of a Takeover;

(b) any payment is required to be made by the Borrower to a Lender (but not to all of the Lenders) pursuant to Section 7.3;

(c) Additional Compensation is payable by the Borrower to a Lender (but not to all of the Lenders) pursuant to Section 11.2;

(d) a Lender is affected by the provisions of Section 11.3 and all of the other Lenders are not so affected; or

(e) a Lender withholds its consent or approval following a request of the Borrower pursuant to this Agreement and, as a result, the consent of the Majority Lenders or all of the Lenders (as applicable) cannot be obtained to such request;

(any such Lender being called herein the "**Affected Lender**"),

then the Borrower may so long as no Default or Event of Default has occurred and is continuing:

(i) upon at least five (5) Business Days prior written notice to the Agent, irrevocably cancel all but not part of the Affected Lender's Commitments if on or prior to the last day of such notice period the Borrower has prepaid or otherwise reduced all Borrowings outstanding to such Lender, and paid all accrued interest and other charges and fees in respect of such Borrowings; and

(ii) at the Borrower's option but with the consent of the Agent, such consent not to be unreasonably withheld, and within thirty (30) days of any such cancellation, arrange for a replacement lender (which may be one of the Lenders) to replace all but not part of the Affected Lender's Commitments and any such replacement lender shall be novated into this Agreement in the place and stead of the Affected Lender;

provided that, in the case of (e) above, all such Affected Lenders shall either be replaced or have their Commitments cancelled pursuant to the provisions of this Section 5.6.

5.7 Early Repayment of Bankers' Acceptances

The Borrower shall not cancel all or any portion of the Total Commitment pursuant to Section 5.5 or 5.6 if the Borrowings required to be repaid to a Lender as a result thereof include Bankers' Acceptances accepted by such Lender with a maturity date falling subsequent to the date of such cancellation unless, on the date of such cancellation, the Borrower complies with subsection 3.5(j).

5.8 [Intentionally Deleted]

5.9 Evidence of Indebtedness

The Agent shall open and maintain on the books of the Agent's Branch of Account, accounts and records evidencing the Borrowings and other amounts owing by the Borrower to the Agent and each Lender under this Agreement (the "**Accounts**"). The Agent shall enter therein the amount of such Borrowings and each payment of principal of and interest on the Borrowings and fees and other amounts payable pursuant to this Agreement and shall record the Bankers' Acceptances accepted by each Lender and all other amounts becoming due to the Agent and each Lender under this Agreement. The Accounts constitute, in the absence of manifest error, *prima facie* evidence of the indebtedness of the Borrower to the Agent and each Lender pursuant to this Agreement, the date each Lender made each Borrowing available to the Borrower and the amounts the Borrower has paid from time to time on account of the principal of and interest on the Borrowings, fees payable pursuant to this Agreement and other amounts owing hereunder. The Agent shall, from time to time, provide to the Borrower copies of such accounts and records upon the Borrower's request and at the Borrower's expense.

5.10 [Intentionally Deleted]

ARTICLE VI
PAYMENT OF INTEREST AND FEES

6.1 Interest on Prime Loans

The Borrower shall pay interest in Canadian Dollars to the Agent at the Agent's Accounts for Payments on behalf of each Lender on each Prime Loan at a rate per annum (based on a year of 365 days) equal to the Prime Rate plus the applicable Margin in effect on the date for which such interest is calculated. A change in the Prime Rate will simultaneously cause a corresponding change in the interest payable for a Prime Loan without the necessity of any notice to the Borrower. Such interest is payable monthly in arrears on each Interest Payment Date for the period commencing on and including the immediately prior Interest Payment Date up to and including the last day prior to the Interest Payment Date on which such interest is to be paid and the Maturity Date, as applicable, and shall be calculated on a daily basis on the principal amount of such Prime Loan outstanding in such period based on the actual number of days elapsed in the period for which such interest is payable.

6.2 [Intentionally Deleted]

6.3 [Intentionally Deleted]

6.4 BA Acceptance Fee

The Borrower shall pay acceptance fees in Canadian Dollars for Bankers' Acceptances to the Agent on behalf of the Lenders at the Agent's Accounts for Payments. Such acceptance fees are payable forthwith upon the acceptance of each Bankers' Acceptance issued by the Borrower at a rate per annum equal to the applicable Margin in effect on the acceptance of Bankers' Acceptances denominated in Canadian Dollars multiplied by the face amount of such Bankers'

Acceptance multiplied by the number of days in the term of such Bankers' Acceptance and divided by 365. BA Acceptance Fees payable to the Lenders pursuant to this Section 6.4 shall be paid in the manner specified in Section 3.5. All fees payable pursuant to this Section 6.4 on any date in respect of any issuance of Bankers' Acceptances shall be calculated by the Agent and payable by the Borrower based on the applicable Margin in effect on such date; provided that if during the term of any such Bankers' Acceptance a change in the applicable Margin occurs as a result of a change in the Consolidated Debt to EBITDA Ratio, the BA Acceptance Fees shall be adjusted in accordance with Section 6.12.

6.5 [Intentionally Deleted]

6.6 Interest on Overdue Amounts

The Borrower shall, on demand, pay to the Agent on behalf of each Lender at the Agent's Accounts for Payments interest on all overdue payments in connection with this Agreement from the date any such payment becomes overdue and for so long as such amount remains unpaid at a rate per annum which is equal to the interest rate then applicable to Prime Loans plus one percent (1%). Such interest on overdue amounts shall be computed daily, compounded monthly and shall be payable both before and after default, maturity and judgment.

6.7 Standby Fees Under Revolving Facility

The Borrower shall pay standby fees in Canadian Dollars to the Agent on behalf of each Revolving Lender at the Agent's Accounts for Payments monthly in arrears on the first Business Day of each month commencing with the first Business Day of the month following the month in which the Closing Date occurs and ending on the Maturity Date. Each payment of standby fees shall be calculated for the period commencing on and including the Closing Date or the date immediately following the last date up to which such standby fees have been calculated and paid hereunder, as the case may be, up to and including the last day of the month for which such standby fees are to be paid or the Maturity Date, as the case may be. Such standby fees shall be calculated on a daily basis at a rate per annum equal to the applicable Margin (based on a year of 365 days) in effect on each day during such period calculated on the amount, if any, of the difference obtained by subtracting the Outstanding Principal under the Revolving Facility owing to such Revolving Lender during such period from the amount of such Lender's Revolving Commitment in effect during such period.

6.8 Agent's Fees

The Borrower shall pay agency fees to the Agent for the Agent's sole account at the Agent's Accounts for Payments at the time or times and in the amount agreed to in writing by the Borrower and the Agent. Such fees shall, for purposes of this Agreement, be deemed to be an amount payable pursuant to this Agreement.

6.9 Maximum Rate Permitted by Law

Under no circumstances shall a Lender be entitled to receive nor shall it in fact receive a payment or partial payment of interest, fees or other amounts under this Agreement at a rate that is prohibited by applicable law. Accordingly, notwithstanding anything herein or elsewhere

contained, if and to the extent that under any circumstances, the effective annual rate of "interest" (as defined in section 347 of the *Criminal Code of Canada*) received or to be received by a Lender (determined in accordance with such section) on any amount of "credit advanced" (as defined in that section) pursuant to these presents or any agreement or arrangement collateral hereto entered into in consequence or implementation hereof would, but for this Section 6.9, be a rate that is prohibited by applicable law, then the effective annual rate of interest, as so determined, received or to be received by the Lender on such amount of credit advanced shall be and be deemed to be adjusted to a rate that is one whole percentage point less than the lowest effective annual rate of interest that is so prohibited (the "adjusted rate"); and, if the Lender has received a payment or partial payment which would, but for this Section 6.9, be so prohibited then any amount or amounts so received by the Lender in excess of the adjusted rate shall and shall be deemed to have comprised a credit to be applied to subsequent payments on account of interest, fees or other amounts due to the Lender at the adjusted rate.

6.10 Nominal Rates

The theory of deemed reinvestment shall not apply to the calculation of interest or payment of fees or other amounts hereunder, notwithstanding anything contained in this Agreement, in any note, bankers' acceptance or other evidence of indebtedness or in any Loan Document now or hereafter taken by the Agent or any Lender for the obligations of the Borrower under this Agreement, or any other instrument referred to herein, and all interest and fees payable by the Borrower to the Lender, shall accrue from day to day, computed as described herein in accordance with the "nominal rate" method of interest calculation.

6.11 Waiver

To the extent permitted by law, any provision of the *Judgment Interest Act* (Alberta) and the *Interest Act* (Canada) which restricts the rate of interest on any judgment debt shall be inapplicable to this Agreement and is hereby waived by the Borrower.

6.12 Margin Changes; Adjustments for Margin Changes

(a) Any change in the Margin due to a change in the Consolidated Debt to EBITDA Ratio shall become effective on the first day of the calendar month immediately following the date on which the Borrower delivers the Financial Statements (and accompanying Compliance Certificate) which reflect such Consolidated Debt to EBITDA Ratio; provided that if the Borrower fails to deliver the applicable Financial Statements and Compliance Certificate within the time permitted by subsection 9.1(m), then, unless the Majority Lenders otherwise agree, the Margin shall be based upon Level 4 for the period from the day immediately following the latest date permitted hereunder for delivery of such Financial Statements and Compliance Certificate until the date of delivery thereof in which case the Margin shall be based on the Consolidated Debt to EBITDA Ratio reflected in such Financial Statements until further changed in accordance herewith.

(b) For any Borrowings outstanding as of the effective date of a change in the Margin:

(i) in the case of increases in such rates per annum, the Borrower shall pay to the Agent for the account of the Lenders such additional interest or fees, as the case may be, as may be required to give effect to the relevant increases in the interest or fees payable on or in respect of such Borrowings from and as of the effective date of the relevant increase in rates;

(ii) in the case of decreases in such rates per annum, the Borrower shall receive a credit against subsequent interest payable on Borrowings pursuant to Section 6.1 or acceptance fees payable pursuant to Section 6.4 to the extent necessary to give effect to the relevant decreases in the interest or fees payable on or in respect of such Borrowings from and as of the effective date of the relevant decrease in rates; and

(iii) in respect of acceptance fees payable pursuant to Section 6.4, such acceptance fees shall be adjusted by determining the acceptance fees payable based on the Margin in effect (and any changes thereto) on each day of the term of such Bankers' Acceptances.

(c) The payments required by subsection 6.12(b)(i) shall be made on (i) the next Interest Payment Date (in the case of outstanding Prime Loans), and (ii) the earlier of the next Rollover Date or Conversion Date or, if the relevant Interest Period is longer than three months, the last Business Day of each three month period during such Interest Period (in the case of outstanding Bankers' Acceptances). The adjustments required by subsection 6.12(b)(ii) shall be accounted for in successive interest and fee payments by the Borrower until the amount of the credit therein contemplated has been fully applied; provided that, upon satisfaction in full of all Loan Indebtedness and cancellation of the Total Commitment in accordance herewith, the Lenders shall pay to the Borrower an amount equal to any such credit which remains outstanding.

6.13 Interest Act

Whenever a rate of interest hereunder is calculated on the basis of a year (the "**deemed year**") which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for the purposes of the *Interest Act* (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

ARTICLE VII
PAYMENT AND TAXES

7.1 Time, Place and Currency of Payment

Payments of principal, interest, fees and all other amounts payable by the Borrower pursuant to this Agreement shall be paid for value at or before 10:00 a.m. (Calgary time) on the day such amount is due. If any such day is not a Business Day, such amount shall be deemed for all purposes of this Agreement to be due on the Business Day next following such day and such extension of time shall in such case be included in the computation of the payment of any

interest or fees payable under this Agreement. All payments shall be made at the Agent's Accounts for Payments. Receipt by the Agent from the Borrower of funds pursuant to this Agreement, as principal, interest, fees or otherwise, shall be deemed to be receipt of such funds by the Agent or Lenders, as the case may be.

7.2 Application of Payments Prior to an Event of Default

Except as otherwise agreed to by the Lenders in their sole discretion, all payments made by or on behalf of the Borrower pursuant to this Agreement prior to the delivery of an Acceleration Notice pursuant to Section 10.2 or the occurrence of an Event of Default under subsection 10.1(b) or 10.1(c) shall be applied rateably, without preference or priority, among the Lenders and the Agent in accordance with the respective amounts as follows:

(a) firstly, in payment of any amounts due and payable as and by way of recoverable expenses hereunder;

(b) secondly, in payment of any amounts due and payable as and by way of the Agent's fees referred to in Section 6.8;

(c) thirdly, in payment of any amounts due and payable as and by way of the standby fees referred to in Section 6.7;

(d) fourthly, in payment of any amounts due and payable and by way of interest on Borrowings pursuant to Section 6.1, BA Acceptance Fees pursuant to Section 6.4 and interest on overdue amounts pursuant to Section 6.6; and

(e) fifthly, in payment of any amounts (other than Borrowings) then due and payable by the Borrower hereunder other than amounts hereinbefore referred to in this Section 7.2.

with the balance to be applied to repay or otherwise reduce Borrowings in a manner so that the Borrowings and each basis of Borrowing outstanding hereunder to each Lender will, to the extent possible, be in the same proportion as the Lender's Proportion of such Lender.

7.3 Taxes

The Borrower shall make all payments to the Agent on behalf of the Lenders without set off or counterclaim, free and clear of, and without deduction for or on account of, any Tax. If any Tax is deducted or withheld from any payments, the Borrower shall promptly remit to the Agent on behalf of the Lenders the equivalent of the amounts so deducted or withheld together with such additional amounts as may be necessary so that after making all required deductions or withholdings, including deductions or withholdings applicable to additional amounts paid under this Section 7.3, each Lender shall receive an amount equal to the amount it would have received if no deduction or withholding had been made. The Borrower, if required by the Agent, shall also provide to the Agent the relevant official receipts or other evidence satisfactory to the Agent evidencing payment to the appropriate taxing authority of each such Tax by the Borrower on behalf of the Lenders. If following the making of any payment by the Borrower under this Section 7.3, any Lender is granted a credit against or refund in respect of any tax payable by it in

respect of the Taxes to which such payment relates, such Lender shall (subject to the Borrower having paid the relevant amount payable under this Section 7.3) to the extent that it is satisfied that it can do so without prejudice to the retention of the amount of such credit or refund, reimburse the Borrower such amount as the Lender shall certify to be the proportion of such credit or refund as will leave the Lender, after such reimbursement, in no worse or better position than it would have been in if the relevant Taxes had not been imposed upon, or the relevant amounts in respect of the relevant Taxes had not been deducted or withheld in respect of, the payment by the Borrower as aforesaid. Each such Lender shall, at the Borrower's expense, file such documents and do such things as may be reasonably necessary to obtain such credit or refund.

ARTICLE VIII
CONDITIONS PRECEDENT TO DISBURSEMENT OF THE BORROWINGS

8.1 Conditions Precedent to Initial Drawdown

The obligation of each Lender to make the initial Drawdown hereunder is subject to and conditional upon the satisfaction of the following conditions precedent or waiver thereof by the Agent on behalf of the Lenders:

(a) **No Event of Default**: as of such Drawdown Date there exists no Default or Event of Default which has occurred and is continuing and no Acceleration Notice has otherwise been delivered by the Agent to the Borrower pursuant to Section 10.2;

(b) **Representations and Warranties True**: the representations and warranties contained in Article 2 are true and correct as of such Drawdown Date;

(c) **Cancellation of Existing Credit Agreement**: the Agent shall have received satisfactory evidence that (i) the Existing Credit Agreement will be cancelled on such Drawdown Date, and (ii) all Existing Indebtedness will be repaid in full with the proceeds of the initial Drawdown hereunder together with any other available funds of the Borrower;

(d) **Receipt of Documentation**: the Agent shall have received, in sufficient numbers for distribution to each of the Lenders in form and substance satisfactory to the Agent and Lenders, the following:

(i) a duly executed copy of this Agreement and the Trust Guarantee;

(ii) a duly executed Compliance Certificate;

(iii) a certificate of status or similar evidence of existence in respect of the Borrower and the General Partner under the laws of their respective jurisdictions of formation;

(iv) copies of:

(A) the certificate of limited partnership and the limited partnership agreement establishing the Borrower,

(B) the articles of incorporation and by laws of the General Partner, and

(C) the Declaration of Trust,

certified in each case by a senior officer of the General Partner or the Administrator as of the Closing Date;

(v) a copy of a resolution of the board of directors of the General Partner relating to its authority to execute, deliver and perform the Borrower's obligations under this Agreement and the manner in which and by whom this Agreement is to be executed and delivered, certified in each case by a senior officer of the General Partner as of the Closing Date;

(vi) a copy of a resolution of the board of directors of the Administrator relating to its authority to execute, deliver and perform the Trust's obligations under the Trust Guarantee and the manner in which and by whom the Trust Guarantee is to be executed and delivered, certified in each case by a senior officer of the Administrator as of the Closing Date;

(vii) a certificate dated as of the Closing Date setting forth specimen signatures of the individuals who will be executing this Agreement on behalf of the General Partner, certified by a senior officer of the General Partner;

(viii) a certificate dated as of the Closing Date setting forth specimen signatures of the individuals who will be executing the Trust Guarantee on behalf of the Administrator, certified by a senior officer of the Administrator;

(ix) an opinion of Stikeman Elliott LLP, counsel to the Borrower, addressed to the Agent, each Lender and Macleod Dixon LLP, counsel to the Agent and the Lenders, with respect to the Borrower and the Trust, this Agreement and the Trust Guarantee, and the transactions provided for therein and the legal, valid, binding and enforceable nature thereof, in form and substance satisfactory to the Lenders, acting reasonably;

(x) an opinion of Macleod Dixon LLP, counsel to the Agent and the Lenders, addressed to the Agent and each Lender with respect to this Agreement and the Trust Guarantee and the transactions provided for therein, in form and substance satisfactory to the Lenders, acting reasonably; and

(xi) such other closing documents and documentation which the Agent may reasonably request;

(e) **No Material Adverse Effect**: No Material Adverse Effect has occurred and is continuing since December 31, 2008; and

(f) **Fees**: the Agent shall have received payment or satisfactory assurances of payment of (i) all upfront fees payable by the Borrower to the Lenders; and (ii) all agency fees payable by the Borrower to the Agent for its sole account.

8.2 Continuing Conditions Precedent

The obligation of each Lender to make available any Borrowings pursuant to Section 3.4, 3.10 or 3.11 is subject to and conditional upon the satisfaction that on each Drawdown Date, Conversion Date and Rollover Date there exists, with respect to Drawdowns pursuant to Section 3.4, no Default or Event of Default or, with respect to Borrowings pursuant to Sections 3.10 and 3.11, no Event of Default, in each case which is continuing and no Default or Event of Default would arise as a result of such Borrowings after giving effect to such Borrowings and the receipt and application of the net proceeds of such Borrowings and, with respect to Drawdowns pursuant to Section 3.4, the representations and warranties referred to in Section 2.1 being true and correct as at each such date as if made at and as of the applicable Drawdown Date.

8.3 Waiver of a Condition Precedent

The terms and conditions of Sections 8.1 and 8.2 are inserted for the sole benefit of the Agent and the Lenders and may be waived by the Agent by or with the prior consent of the Lenders in accordance with subsection 12.12(b) in whole or in part with or without terms or conditions, in respect of all or any portion of the Borrowings, without affecting the right of the Lenders to assert such terms and conditions in whole or in part in respect of any other Borrowing.

ARTICLE IX
COVENANTS OF THE BORROWER

9.1 Positive Covenants of the Borrower

During the term of this Agreement, the Borrower covenants with each of the Lenders and the Agent that:

(a) **Payment and Performance**: the Borrower shall duly and punctually pay all sums of money due by it hereunder and the Borrower and the Restricted Subsidiaries shall perform all other obligations on their part to be performed under the terms of the Loan Documents at the times and places and in the manner provided for therein;

(b) **Existence of the Borrower**: the Borrower shall maintain its existence in good standing under the laws of the jurisdiction of its formation and register and qualify and remain registered and qualified to carry on business in all jurisdictions where the character of the properties owned by it or the nature of the business transacted by it makes such registration or qualification necessary, except to the extent that failure to be in good standing or to be so registered or qualified does not have a Material Adverse Effect;

(c) **Existence of the Restricted Subsidiaries**: the Borrower shall cause each of its Restricted Subsidiaries to maintain its existence in good standing under the laws of the jurisdiction of its formation and shall cause each to duly register and qualify and remain duly registered and qualified to carry on business in all jurisdictions where the character of the properties owned by it or the nature of the business transacted by its makes such registration or qualification necessary, except to the extent that failure to be in good standing or to be so registered or qualified does not have a Material Adverse Effect;

(d) **Maintenance of Pipelines and Facilities**: the Borrower shall and shall cause each of its Restricted Subsidiaries to maintain and operate all of its material properties and assets, including, without limitation, its Pipelines and Facilities, in a good and workmanlike manner and in accordance with generally accepted industry practice and conduct its business in a proper and prudent manner and maintain and preserve its assets and properties except to the extent that failure to do so does not have a Material Adverse Effect, and the Borrower shall cause each of its Restricted Subsidiaries to comply with all of its obligations under all agreements and instruments to which it is a party or by which it is bound or affected, except to the extent that failure to do so does not have a Material Adverse Effect;

(e) **General Insurance**: the Borrower shall and shall cause each of its Restricted Subsidiaries to maintain in full force and effect with insurers of recognized standing such policies of insurance (including insurance in connection with the disposal, handling, storage, transportation or generation of hazardous materials) on such terms and in such amounts (including deductibles, co insurance and self insurance in accordance with generally accepted industry practice) covering the properties and operations of the Borrower and its Restricted Subsidiaries including, without limitation, its Pipelines and Facilities, as is customarily maintained by Persons engaged in the same or similar business in accordance with generally accepted industry practice;

(f) **Compliance With Laws and Regulations**: the Borrower shall and shall cause each of its Restricted Subsidiaries to:

(i) comply in all respects with all applicable laws, rules, regulations and orders of governmental authorities, including, without limitation, Environmental Laws; and

(ii) observe and conform in all respects to all valid requirements of any Governmental Authority relative to any of its assets and all covenants, terms and conditions of all agreements upon or under which any of its assets are held;

except to the extent failure to so comply or failure to so observe and conform does not have a Material Adverse Effect;

(g) **Notice of Environmental Damage**: the Borrower shall, promptly upon acquiring knowledge thereof, provide the Agent with written notice of the discovery of any contaminant or of any spill, discharge, deposit, escape or release of a contaminant into the environment from or upon any land or property owned, leased or otherwise occupied by the Borrower or its Subsidiaries which has a Material Adverse Effect;

(h) **Additional Environmental Information**: the Borrower shall, upon the request of the Agent (acting reasonably), make available for discussion with the Lenders at all reasonable times the senior officers of AltaGas primarily responsible for the environmental activities and affairs of the Borrower and its Restricted Subsidiaries;

(i) **Notice of Material Adverse Effect**: the Borrower shall provide prompt written notice to the Agent of any matter of which it is aware that has a Material Adverse Effect;

(j) **Notice of Defaults**: the Borrower shall provide prompt written notice to the Agent of any Default or Event of Default upon it or any of its Restricted Subsidiaries becoming aware thereof or of any event or circumstance which would be a Default or Event of Default but for the provision contained in parenthesis in the definition of Default and the provision contained in parenthesis in Section 10.1;

(k) **Payment of Taxes and Government Levies**: the Borrower shall and shall cause each of its Restricted Subsidiaries to pay or cause to be paid all rents, Taxes, rates, levies, royalties and assessments, ordinary or extraordinary, government fees, dues, and other obligations to pay money validly levied, assessed or imposed upon it, or upon its properties or any part thereof, as and when the same become due and payable, except to the extent that failure to do so does not have a Material Adverse Effect, or except to the extent and for so long as the Borrower or such Restricted Subsidiary shall contest in good faith its obligation to do so if in such case the Lenders shall be satisfied, acting reasonably, that any such contestation will involve no risk of loss of any material part of the property of the Borrower and its Restricted Subsidiaries taken as a whole; and it will exhibit to the Lenders, when reasonably required, the receipts and vouchers establishing such payment;

(l) **Maintenance of Books and Records**: the Borrower shall and shall cause its Restricted Subsidiaries to keep proper and adequate records and books of account in which true and complete entries will be made in a manner sufficient to enable the preparation of financial statements in accordance with Generally Accepted Accounting Principles and, upon the request of the Agent, make the same available for confidential inspection by the Agent and the Lenders and their respective employees at all reasonable times;

(m) **Financial Disclosure**: the Borrower shall furnish to the Agent:

(i) as soon as publicly available and in any event within one hundred and twenty (120) days after the end of each Fiscal Year, the audited consolidated annual Financial Statements as at the end of such Fiscal Year;

(ii) as soon as publicly available and in any event within sixty (60) days after the end of each of the first three Fiscal Quarters of each Fiscal Year, the unaudited consolidated quarterly Financial Statements;

(iii) if requested by the Agent or any Lender, as soon as publicly available and in any event within one hundred and twenty (120) days after the end of each Fiscal Year, the unaudited consolidated annual financial statements of the Borrower as at the end of such Fiscal Year; and

(iv) if requested by the Agent or any Lender, as soon as publicly available and in any event within sixty (60) days after the end of each of the first three Fiscal Quarters of each Fiscal Year, the unaudited consolidated quarterly financial statements of the Borrower;

(n) **Compliance Certificate**: the Borrower shall furnish to the Agent within one hundred and twenty (120) days after the end of each Fiscal Year and within sixty (60) days after the end of each of the first three Fiscal Quarters of each Fiscal Year, a duly executed and completed Compliance Certificate executed by a senior financial officer of AltaGas Ltd. on behalf of the Borrower together with such back up information as the Agent may reasonably require;

(o) **Trust Reports**: the Borrower shall furnish to the Agent all financial statements, proxy statements, notices and reports as the Trust shall send to its unitholders generally;

(p) **Additional Information**: the Borrower shall furnish to the Agent any additional information regarding the business affairs, operations, properties and assets and financial condition of the Borrower and its Restricted Subsidiaries as the Agent may reasonably request from time to time, provided, however that the Borrower is not restricted from furnishing such information to the Agent by contract or by law;

(q) **Ranking with Other Debt**: the Borrower shall ensure that at all times all payment obligations of each of the Borrower and the Subsidiary Guarantors under the Loan Documents and under any Swap Agreements to which it is a party rank and will in all events and circumstances rank at least pari passu in right of payment with its other most senior unsecured Indebtedness for borrowed money, other than payment obligations preferred by statute or by operation of law;

(r) **Further Assurances**: the Borrower shall, within thirty (30) days after notice thereof from the Agent, do all such further acts and things and execute and deliver all such further documents as shall be reasonably required by the Agent in order to ensure the terms and provisions of the Loan Documents are fully performed

and carried out and to ensure that each material provision of each Loan Document to which the Borrower is a party is and continues to be a valid and binding obligation of the Borrower enforceable against the Borrower in accordance with its terms (except as enforceability may be limited by general principles of equity and bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and by moratorium laws from time to time in effect);

(s) **Notice of Litigation**: the Borrower shall provide prompt written notice to the Agent of any actions, suits or proceedings threatened or pending against the Borrower or any of its Restricted Subsidiaries of which it is aware that has or would reasonably be expected to have a Material Adverse Effect;

(t) **Notice of Rating Change**: the Borrower shall provide prompt written notice to the Agent of any advice from any Designated Rating Agency that it has changed the Debt Rating assigned by it;

(u) **Restricted Subsidiary Ownership**: the Borrower shall ensure at all times that each Restricted Subsidiary is at all times a direct Subsidiary of the Borrower or another Restricted Subsidiary; provided, however, for greater certainty, shares of Restricted Subsidiaries held by Persons other than Restricted Subsidiaries and other than Persons holding such shares in trust or as nominee for the Borrower or a Restricted Subsidiary, shall not be considered to be shares held directly by the Borrower or a Restricted Subsidiary and provided further that the requirement of this subsection 9.1(u) shall not apply to a Restricted Subsidiary that is the general partner of a limited partnership where such general partner is a Subsidiary of the Trust but not a Subsidiary of the Borrower, and in such case no Subsidiary of such general partner may be a Restricted Subsidiary;

(v) **Asset Ownership**: the Borrower shall ensure that it and the Restricted Subsidiaries directly own assets (as the same would be shown on a balance sheet of the Borrower consolidated with the Restricted Subsidiaries in accordance with GAAP, but for greater certainty, excluding any Non-Recourse Assets and any investments in any Unrestricted Subsidiaries) with a book value of not less than 75% of the total assets of the Trust (as the same would be shown on a consolidated balance sheet of the Trust and its Subsidiaries in accordance with GAAP); and

(w) **Corporate Structure**: the Borrower shall provide the Agent with an updated organizational chart promptly after any additions or deletions are made to any of the Restricted Subsidiaries or the ownership structure thereof.

9.2 Negative Covenants of the Borrower

During the term of this Agreement, the Borrower covenants with each of the Lenders and the Agent that:

(a) **Restriction on Amalgamation etc.**: the Borrower shall not, and shall not permit any of its Restricted Subsidiaries to, enter into any transaction whereby all or

substantially all of its undertaking, property and assets would become the property of any other Person (herein called a "**Successor**") whether by way of reconstruction, reorganization, recapitalization, consolidation, amalgamation, merger, transfer, sale or otherwise (each a "**Transaction**") unless:

(i) in the case of the Borrower or a Subsidiary Guarantor, prior to or contemporaneously with the consummation of such Transaction:

(A) the Successor will be bound by or have assumed all the covenants and obligations of the Borrower or Subsidiary Guarantor, as applicable, under the Loan Documents to which it is a party;

(B) the Loan Documents to which the Borrower or Subsidiary Guarantor, as applicable, was a party immediately prior to entering into the Transaction will be valid and binding obligations of the Successor (whether by assumption or otherwise) enforceable against such Successor and entitling the Lenders, as against such Successor, to exercise all their rights under, as applicable, such Loan Documents (except as enforceability may be limited by general principles of equity and bankruptcy, insolvency, reorganization or similar laws affecting creditors rights generally and by moratorium laws from time to time in effect);

and provided that the Successor shall also execute and/or deliver to the Lenders such documents (including legal opinions of counsel to such Successor), if any, as may, in the reasonable opinion of the Lenders, be necessary to effect or establish (A) and (B) above;

(ii) the Successor is:

(A) a corporation with limited liability governed (as to corporate matters) by the federal laws of Canada or the laws in force in a province of Canada other than Quebec (in the case of the Borrower or a Restricted Subsidiary subsisting under the federal or provincial laws of Canada immediately prior to such Transaction) or the federal or state laws of the United States (in the case of a Restricted Subsidiary subsisting under the federal or state laws of the United States immediately prior to such Transaction); or

(B) a limited or general partnership formed under and governed (as to partnership matters) by, and each general partner of which is a corporation with limited liability governed (as to corporate matters) by, the federal laws of Canada or the laws in force in a province of Canada other than Quebec (in the case of the Borrower or a Restricted Subsidiary subsisting under the federal or provincial laws of Canada immediately prior to such Transaction) or the federal or state laws of the United States (in the case of a

Restricted Subsidiary subsisting under the federal or state laws of the United States immediately prior to such Transaction); or

(C) a trust formed under and governed (as to trust matters) by, and the trustee of which is a corporation with limited liability governed (as to corporate matters) by, the federal laws of Canada or the laws in force in a province of Canada other than Quebec (in the case of the Borrower or a Restricted Subsidiary subsisting under the federal or provincial laws of Canada immediately prior to such Transaction) or the federal laws of the United States or the laws in force in any state of the United States (in the case of a Restricted Subsidiary subsisting under the federal or state laws of the United States immediately prior to such Transaction);

(iii) such Transaction shall be on such terms and shall be carried out in such manner as to preserve and not to impair any of the rights and powers of the Lenders hereunder and under any other Loan Documents;

(iv) such Transaction shall not result in the undertaking, property and assets of the Successor being subject to any Security Interests other than Permitted Encumbrances;

(v) such Transaction shall not result in a Material Adverse Effect; and

(vi) no Event of Default or Default shall have occurred and be continuing immediately prior to such Transaction or will occur as a result of such Transaction;

provided that:

(A) upon completion of any Transaction whereby all or substantially all of the Borrower's undertaking, property and assets become the property of any other Person, the predecessor Borrower shall be released from all liabilities and obligations under any of the Loan Documents to which it is a party;

(B) upon completion of any Transaction whereby all or substantially all of a Guarantor Subsidiary's undertaking, property and assets become the property of any other Person, the predecessor Guarantor Subsidiary shall be released from all liabilities and obligations under any of the Loan Documents to which it is a party; and

(C) if the Successor is a successor to the Borrower and such Successor is not a limited partnership, such consequential amendments shall be made to this Agreement as may be reasonably required in order to reflect the change in entity and to provide the Borrower and the Lenders with rights and obligations which are equivalent in all

material respects to their respective rights and obligations hereunder on the Closing Date;

(b) **Change of Business**: the Borrower shall not, and shall not permit any of its Restricted Subsidiaries to, change in any material respect the nature of the business or operations of the Borrower and its Restricted Subsidiaries taken as a whole from activities relating to the energy sector;

(c) **Negative Pledge**: except for Permitted Encumbrances, the Borrower shall not, and shall not permit any of its Restricted Subsidiaries to, create, incur, assume or suffer to exist any Security Interest upon or with respect to any of its undertaking, business, revenues or income, properties, rights or assets, whether now owned or hereafter acquired and including, without limitation, its Pipelines and Facilities unless it causes the Loan Indebtedness and all Swap Agreements to be secured equally and rateably with such Security Interest;

(d) **Restriction on Sale**: the Borrower shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, make any sale, exchange, lease, transfer or other disposition of any of its assets to any Person without the prior written consent of the Majority Lenders (such consent not to be unreasonably withheld) except for:

(i) sales or other dispositions by the Borrower or such Restricted Subsidiary in the ordinary course of business;

(ii) sales or other dispositions to the Borrower or a Restricted Subsidiary;

(iii) sales or other dispositions of Non-Recourse Assets;

(iv) dispositions pursuant to any Securitization Program (not to exceed $125,000,000 in the aggregate); and

(v) other dispositions of assets having an aggregate fair market value which does not exceed ten (10%) percent of Consolidated Total Assets in any Fiscal Year;

(e) **No Postponement or Subordination of Inter Corporate Indebtedness**: the Borrower shall not and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into any arrangement whereby any Indebtedness for borrowed money owed to it or them by the Borrower or any Subsidiary Guarantor is postponed or subordinated to and in favour of any other Indebtedness for borrowed money (other than the Loan Indebtedness or unless the Loan Indebtedness receives the benefit of the same or an equivalent postponement or subordination);

(f) **Restricted Subsidiary Debt Limitation**: the Borrower shall not permit any of its Restricted Subsidiaries (other than Subsidiary Guarantors) to create, incur, assume, permit to exist or otherwise become directly or indirectly liable for an

amount of Indebtedness of the types referred to in paragraphs (a) through (h) inclusive of the definition of Consolidated Debt but excluding Indebtedness of the types referred to in paragraphs (i) through (n) inclusive of such definition which, in the aggregate, exceeds five (5%) percent of the Consolidated Total Assets of the Trust, the Borrower and its Restricted Subsidiaries;

(g) **Limitation on Distributions:** except for any regularly scheduled monthly Distribution to the Trust's unitholders that is publicly announced when the conditions in (i) or (ii) are met and which is payable within 60 days after such announcement, the Trust shall not, and the Borrower shall not and shall not permit any of its Restricted Subsidiaries to, make any Distribution (other than to the Trust, the Commercial Trust, the Borrower or any Restricted Subsidiary) at any time if:

(i) a Default or Event of Default then exists or would be reasonably expected to exist upon or as a result of the making such Distribution; or

(ii) such Distribution would cause the aggregate Distributions made during the 12 month period ending on the date of such Distribution to exceed the cumulative Distributable Cash for such period; and

(h) **Limitation on Swaps:** the Borrower shall not, and shall not permit any Restricted Subsidiary to, enter into any Swaps for speculative purposes.

9.3 Financial Covenants

During the term of this Agreement, the Borrower covenants with each of the Lenders and the Agent that:

(a) **Consolidated Debt to Capitalization Ratio Covenant**: the Borrower shall not permit the Consolidated Debt to Capitalization Ratio to exceed sixty (60%) percent at the end of each Fiscal Quarter;

(b) **Consolidated Debt to EBITDA Ratio Covenant**: the Borrower shall not permit the Consolidated Debt to EBITDA Ratio to exceed 3.50 to 1.00 at the end of each Fiscal Quarter; and

(c) **Consolidated EBITDA to Interest Expense Ratio Covenant**: the Borrower shall not permit the Consolidated EBITDA to Interest Expense Ratio to be less than 2.50 to 1.00 at the end of each Fiscal Quarter;

provided that:

(i) for the purposes of calculating the above financial ratios, and in determining the Margin, the calculations of Consolidated EBITDA and Consolidated Interest Expense to be used for any Look-Back Period in which a Material Acquisition or Material Disposition has been completed shall be adjusted so as to approximate the effect which that Material

Acquisition or Material Disposition would have on Consolidated EBITDA and Consolidated Interest Expense for the Look-Back Period if that Material Acquisition or Material Disposition had been completed on the first day of that Look-Back period. Such approximation and adjustment shall be made by determining the total amount of Consolidated EBITDA and Consolidated Interest Expense attributable to the assets acquired or disposed of in that Material Acquisition or Material Disposition for each complete calendar month in that Look-Back Period following the month in which that Material Acquisition or Material Disposition was completed, multiplying those amounts by a fraction having twelve (12) as its numerator and having the number of complete calendar months in that Look-Back Period following the month in which that Material Acquisition or Material Disposition was completed as its denominator, and making the appropriate adjustments; and

(ii) for the purposes of calculating the above financial ratios, and in determining the Margin, the calculations of Consolidated EBITDA and Consolidated Interest Expense to be used for any Look-Back Period which includes the first full Fiscal Quarter of commercial operations of a Material Expansion (the "**First Operational Quarter**") shall, with the consent of the Majority Lenders(such consent not to be unreasonably withheld), be adjusted so as to approximate the effect which the Material Expansion which resulted in such First Operational Quarter would have had on Consolidated EBITDA and Consolidated Interest Expense for that Look-Back Period if that Material Expansion had commenced commercial operations on the first day of that Look-Back Period. Such adjustment and approximation shall be made by determining the total amount of Consolidated EBITDA and Consolidated Interest Expense attributable to the assets comprising the Material Expansion during the Look-Back Period and multiplying those amounts by:

(A) 4.00, as at the end of and for the first Fiscal Quarter of commercial operations of such a Material Expansion;

(B) 2.00, as at the end of and for the first two Fiscal Quarters of commercial operations of such a Material Expansion; and

(C) 1.333, as at the end of and for the first three Fiscal Quarters of commercial operations of such a Material Expansion;

and making the appropriate adjustments.

9.4 Delivery and Release of Subsidiary Guarantees

(a) The Borrower shall promptly deliver to the Agent such Subsidiary Guarantees (including all such related certificates, resolutions and opinions as the Agent may

reasonably request) from such Restricted Subsidiaries as may be necessary to ensure that the Borrower is at all times in compliance with subsection 9.2(f).

(b) Provided that no Default or Event of Default has occurred and is continuing and that the release of a Subsidiary Guarantee from any Subsidiary Guarantor will not result in a Default or Event of Default immediately after such release, the Agent shall release such Subsidiary Guarantee promptly after receipt of a written request from the Borrower requesting such release.

(c) If TD, in its capacity as Agent, or any successor thereto, in its capacity as Agent (the "**Departing Agent**") ceases to be the Agent, the Departing Agent shall transfer and assign all of its interest in the Trust Guarantee and any Subsidiary Guarantee provided hereunder to the replacement agent or, if the Total Commitment has been cancelled, to the Swap Lenders.

ARTICLE X
EVENTS OF DEFAULT

10.1 Events of Default

The occurrence of any one or more of the following events or circumstances constitutes an Event of Default under this Agreement (other than the occurrence of an event or circumstance applicable to a Restricted Subsidiary that the Borrower could designate as no longer being a Restricted Subsidiary in compliance with the definition of Restricted Subsidiary, provided that, if so requested by the Agent on behalf of the Lenders, the Borrower designates such Restricted Subsidiary to be no longer a Restricted Subsidiary within three (3) Business Days of such request):

(a) **Non-Payment**: non-payment of principal, interest, fees or any other amounts outstanding under this Agreement for a period of one (1) Business Day (in the case of principal) and five (5) Business Days (in all other cases) after written notice to the Borrower from the Agent that any such amount is overdue;

(b) **Voluntary Insolvency**: if the Trust, the Borrower or any of its Restricted Subsidiaries shall:

(i) apply for or consent to the appointment of a receiver, trustee or liquidator of itself or of all or a substantial part of its assets:

(ii) make a general assignment for the benefit of creditors;

(iii) commit an act of bankruptcy under the *Bankruptcy and Insolvency Act* (Canada);

(iv) commence any cause, proceeding or other action under any existing or future law relating to bankruptcy, insolvency or relief of debtors seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization,

arrangement, adjustment, winding up, liquidation, dissolution, composition or other relief with respect to it or its debts or an arrangement with creditors, or seeking to take advantage of any insolvency law or proceeding for the relief of debtors, or file an answer admitting the material allegations of a petition filed against it in any bankruptcy or insolvency proceeding; or

(v) take corporate action for the purpose of effecting any of the foregoing;

(c) **Involuntary Insolvency**: if any cause, proceeding or other action shall be instituted in any court of competent jurisdiction, against the Trust, the Borrower or any of its Restricted Subsidiaries under any existing or future law relating to bankruptcy, insolvency or relief of debtors seeking in respect of the Trust, the Borrower or such Restricted Subsidiary, an adjudication in bankruptcy, reorganization, dissolution, winding up, liquidation, a composition or arrangement with creditors, a readjustment of debts, the appointment of a trustee, receiver, liquidator or the like of the Trust, the Borrower or any such Restricted Subsidiary or of all or any substantial part of its assets, or any other like relief in respect of the Trust, the Borrower or any such Restricted Subsidiary under any bankruptcy or insolvency law, and:

(i) such cause, proceeding or other action results in an entry of an order for relief or any such adjudication or appointment for any period of thirty (30) consecutive days; or

(ii) if such cause, proceeding or other action is being contested by the Trust, the Borrower or any of such Restricted Subsidiary in good faith, the same shall continue undismissed, and unstayed and in effect, for any period of thirty (30) consecutive days;

(d) **Invalid Loan Documents**: if, for a period of fifteen (15) days after notice from the Agent, any material provision of the Loan Documents shall for any reason continue to be invalid or no longer in effect and not otherwise cured to the satisfaction of the Agent, acting reasonably;

(e) **Representations and Warranties**: if any representation or warranty made or deemed to be made in the Loan Documents by the Borrower shall be false or inaccurate in any materially adverse respect when made or deemed to be made thereunder and (if capable of being corrected) continues to be false or inaccurate for a period of thirty (30) days after the Agent gives written notice to the Borrower of such false or inaccurate representation or warranty;

(f) **Judgments**: if a final judgment subject to no further right of appeal is obtained against the Trust, the Borrower or any of its Restricted Subsidiaries for an amount in excess of Cdn $25,000,000 which remains unsatisfied and undischarged for a period of thirty (30) days during which execution thereof shall not be effectively stayed;

(g) **Writs**: if a writ, attachment, execution or similar process in relation to a judgment in excess of Cdn $25,000,000 is levied against property of the Trust, the Borrower or any of its Restricted Subsidiaries and such writ, attachment, execution or similar process is not released, satisfied, discharged, vacated or stayed within thirty (30) days after its entry, commencement or levy;

(h) **Change of Control:** if a Change of Control occurs without the consent of the Majority Lenders acting reasonably;

(h).1 **Commercial Trust:** if the Commercial Trust carries on business (other than as a holder of any debt or equity interests of the Borrower or any Restricted Subsidiary); holds, owns or leases any assets other than debt or equity interests of the Borrower or any Restricted Subsidiary and any Distributions and other amounts received from the Borrower or any Restricted Subsidiary, substantially all of which it distributes to the Trust within 45 days after receipt thereof; transfers any units it owns in the Borrower to any Person other than the Trust, the Borrower or a Restricted Subsidiary; grants a Security Interest in any of its assets; or incurs any Indebtedness of the types referred to in paragraphs (a) through (h) inclusive of the definition of Consolidated Debt, other than to the Trust;

(i) **Cross Default**: if the Trust, the Borrower or any of its Restricted Subsidiaries defaults (which default has not been cured or waived) (A) under any obligation to repay indebtedness for borrowed money under the Existing Term Credit Agreement or in excess of $25,000,000 when due after all applicable grace or curative periods have expired (other than amounts borrowed pursuant to the provisions of this Agreement); or (B) in the performance or observance of any covenant or condition in respect of indebtedness for borrowed money under the Existing Term Credit Agreement or in excess of $25,000,000 (other than amounts borrowed pursuant to the provisions of this Agreement) if, as a result thereof, the requirement to repay such borrowed money has been accelerated; or

(j) **Breach of Covenants**: if the Borrower or the Trust fails to observe or perform any covenant or provision of any Loan Document (other than those heretofore dealt with in this Section 10.1) for a period of thirty (30) days after written notice of same has been given to the Borrower from the Agent.

10.2 Acceleration and Demand

Upon the occurrence of any Event of Default which has not been cured or waived, the Agent may on behalf of the Lenders and shall if so required by the Majority Lenders by written notice to the Borrower (an "**Acceleration Notice**"):

(a) declare the undrawn portion of the Total Commitment and each Lender's Commitments and the right of the Borrower to apply for further Borrowings to be terminated; and

(b) declare all Borrowings (whether matured or unmatured) of the Borrower outstanding to the Lenders hereunder (including the face amount of all

outstanding Bankers' Acceptances) and the accrued and unpaid interest thereon and all other Loan Indebtedness (whether matured or unmatured) of the Borrower to the Lenders (such Borrowings, interest and other Loan Indebtedness being collectively referred to as the "**Accelerated Indebtedness**") to be immediately due and payable (or to be due and payable at such later time as may be stated in such notice) without further demand, presentation, protest or other notice of any kind, all of which are expressly waived by the Borrower;

but upon the occurrence of an Event of Default specified in subsections 10.1(b) or 10.1(c), the undrawn portion of the Total Commitment and each Lender's Commitments shall automatically terminate and all Accelerated Indebtedness shall automatically become due and payable, in each case without any requirement that notice be given to the Borrower. Immediately upon the occurrence of an Event of Default specified in subsection 10.1(b) or 10.1(c) or at the time stated in an Acceleration Notice, all Accelerated Indebtedness shall become due and payable notwithstanding anything contained herein or in the other Loan Documents to the contrary and the Borrower shall pay to the Agent on behalf of each Lender all amounts owing or payable in respect of the Accelerated Indebtedness, failing which all rights and remedies of the Lenders and the Agent under the Loan Documents shall thereupon become enforceable and shall be enforced by the Agent in accordance with the determinations of the Majority Lenders.

10.3 Waiver of Default

Any single or partial exercise by any Lender, the Agent or by the Agent on behalf of any Lender of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in the Loan Documents shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy to which the Agent or such Lender may be lawfully entitled for the same default or breach, and any waiver by any Lender, the Agent or by the Agent on behalf of any Lender of the strict observance, performance or compliance with any term, covenant, condition or agreement contained in the Loan Documents, and any indulgence granted thereby, shall be deemed not to be a waiver of any subsequent default. To the extent permitted by applicable law, the Borrower hereby waives any rights now or hereafter conferred by statute or otherwise which may limit or modify any of the Agent's or Lenders' rights or remedies under the Loan Documents.

10.4 Application of Monies Following Demand and Acceleration

Except as otherwise agreed to by all the Lenders in their sole discretion, any monies received by the Agent at any time after delivery of an Acceleration Notice or the occurrence of an Event of Default specified in subsection 10.1(b) or 10.1(c) which the Agent is obliged to apply in or towards satisfaction of amounts due from the Borrower hereunder or under the other Loan Documents shall be applied by the Agent to payment of fees and expenses payable to the Agent and to payment of amounts payable to the Lenders, rateably among the Lenders, without preference or priority of any kind, in accordance with the respective amounts owed to the Lenders in respect of each category of amounts set forth in subsections 10.4(b), 10.4(c), 10.4(d) and 10.4(e) as follows:

(a) firstly, in or towards payment of any fees, expenses or other amounts then due and payable to the Agent hereunder or under any of the other Loan Documents;

(b) secondly, rateably among the Lenders in or towards payment of amounts due and payable to the Lenders as and by way of recoverable expenses hereunder or under any of the other Loan Documents;

(c) thirdly, rateably among the Lenders in or towards payment of amounts due and payable to the Lenders by way of interest pursuant to Section 6.1, BA Acceptance Fees pursuant to Section 6.4, interest on overdue amounts pursuant to Section 6.6 and standby fees pursuant to Section 6.7;

(d) fourthly, rateably among the Lenders in or towards payment of any amount (other than Borrowings) not hereinbefore referred to in this Section 10.4 which are then due and payable by the Borrower hereunder or under any of the other Loan Documents;

(e) fifthly, rateably among the Lenders in or towards repayment to the Lenders of the Borrowings then outstanding; and

(f) sixthly, the surplus (if any) of such monies shall be paid to the Borrower or as otherwise may be required by law.

10.5 Remedies Cumulative

For greater certainty, it is expressly understood and agreed that the rights and remedies of the Agent and the Lenders under the Loan Documents are cumulative and are in addition to and not in substitution for any rights or remedies provided by law. The Agent may on behalf of the Lenders and shall if so required by the Majority Lenders, to the extent permitted by applicable law, bring suit at law, in equity or otherwise for any available relief or purpose including but not limited to:

(a) the specific performance of any covenant or agreement contained in the Loan Documents;

(b) enjoining a violation of any of the terms of the Loan Documents;

(c) aiding in the exercise of any power granted by the Loan Documents or by law; or

(d) obtaining and recovering judgment for any and all amounts due in respect of the Borrowings or amounts otherwise due hereunder or under the Loan Documents.

10.6 Set Off

In addition to any rights now or hereafter granted under applicable law and not by way of limitation of any such rights, the Agent and the Lenders are authorized at any time after the occurrence of an Event of Default which has not theretofore been waived by the Lenders and from time to time thereafter without notice to the Borrower or to any other Person, any such

notice being expressly waived by the Borrower, to set off and to appropriate and to apply any and all deposits (general and special) and any other Indebtedness at any time held by or owing by the Agent or such Lender to or for the credit of or the account of the Borrower against and on account of the Loan Indebtedness, including without limitation, all claims of any nature or description arising out of this Agreement or the Loan Documents, irrespective of whether or not the Agent or such Lender has made any demand under this Agreement. This set-off may occur notwithstanding that such deposits or other Indebtedness are expressed in different currencies and the Agent or such Lender is hereby authorized to effect any necessary conversion at the Noon Rate.

10.7 Cash Collateral Accounts

Upon the occurrence of an Event of Default and in addition to any other rights or remedies of the Lenders hereunder, the Agent, for the benefit of the Lenders, shall thereafter be entitled to deposit and retain in an account to be maintained by the Agent, and which for the purposes hereof shall be considered to be for the Agent's account and not for the Borrower's account (bearing interest for the Borrower's account at the rates of the Agent as may be applicable in respect of other deposits of similar amounts for similar terms), amounts which are received by the Agent from the Borrower to the extent that and for so long as such amounts may be required to satisfy any obligations or liabilities of the Borrower to the Agent and the Lenders under the Loan Documents in respect of Bankers' Acceptances which have not yet matured; provided that the amounts on deposit shall not be considered to be subject to a Security Interest in favour of the Agent or the Lenders but shall be considered to be a prepayment by the Borrower in respect of such obligations (without any deduction of fees or discount in respect thereof) and held by the Agent for set off on behalf of the Lenders against such obligations on the maturity of such Bankers' Acceptances.

10.8 Lenders May Perform Covenants

If the Borrower shall fail to perform any covenant on its part herein contained, the Agent may on behalf of the Lenders and with the approval of the Majority Lenders, upon fifteen (15) Business Days prior notice to the Borrower, perform any of the said covenants capable of being performed by it and, if any such covenant requires the payment or expenditure of money, it may make such payment or expenditure with its own funds on behalf of the Lenders and shall be entitled to reimbursement of any such expenditure from the Lenders based upon the proportion that each Lender's Commitments bears to the Total Commitment. All amounts so paid by the Agent hereunder shall be repaid by the Borrower on demand therefor, and shall bear interest at the rate set forth in Section 6.6 from the date paid by the Agent hereunder to and including the date such amounts are repaid in full by the Borrower.

ARTICLE XI
EXPENSES AND INDEMNITIES

11.1 Reimbursement of Expenses and Indemnity

All statements, reports, certificates, opinions and other documents or information required to be furnished to the Agent or the Lenders by the Borrower under this Agreement shall be

supplied by the Borrower without cost to the Agent or the Lenders. In addition, the Borrower hereby agrees to pay promptly to the Agent on demand all reasonable legal fees and all other reasonable out of pocket expenses which are incurred from time to time by the Agent in respect of the documentation, preparation, negotiation, execution, and administration of the Loan Documents (including stamp taxes or other Taxes payable in connection with the execution, delivery or enforcement of the Loan Documents) and all expenses which are incurred from time to time by the Agent or the Lenders in respect of the enforcement of this Agreement and any other Loan Documents; provided that such expenses do not relate to an assignment by a Lender pursuant to Section 13.1.

11.2 Increased Cost

If, subsequent to the date of this Agreement, the introduction of, any change in or the implementation of any applicable law, regulation, treaty or official directive or regulatory requirement of general application now or hereafter in effect (whether or not having the force of law) or any change in the interpretation or application thereof by any court or by any judicial or Governmental Authority charged with the interpretation or administration thereof, or if compliance by any Lender with any request from any central bank or other fiscal, monetary or other authority (whether or not having the force of law):

(a) subjects a Lender to any Tax, or changes the basis of taxation of payments due to such Lender or increases any existing Tax, on payments of principal, interest or other amounts payable by the Borrower to such Lender under this Agreement;

(b) imposes, modifies or deems applicable any reserve, special deposit, capital adequacy, regulatory or similar requirement against assets or liabilities held by, or deposits in or for the account of, or loans by, or any other acquisition of funds for loans or commitments to fund loans or obligations in respect of bankers' acceptances accepted by a Lender; or

(c) imposes on a Lender any other condition with respect to this Agreement;

and the result of (a), (b) or (c) is, in the sole determination of such Lender acting reasonably and in good faith, to increase the cost to such Lender or to reduce the income receivable by such Lender in respect of a Borrowing or standby fees payable pursuant to Section 6.7, such Lender shall promptly notify the Agent. The Agent shall promptly notify the Borrower and the Borrower shall pay to the Agent for the benefit of such Lender from time to time that amount which compensates such Lender for such additional cost or reduction in income ("**Additional Compensation**") on the next date on which standby fees are payable under Section 6.7 in the case of standby fees, on the next date of issuance of any Bankers' Acceptances in the case of Bankers' Acceptances and on the next Interest Payment Date in any other case (and each such successive date of issuance or Interest Payment Date, if applicable). Unless such Additional Compensation arises from events which are retroactive in effect, the Borrower shall not be obligated to pay any portion of such Additional Compensation accruing under this Section 11.2 for any period prior to the date which is ninety (90) days prior to the date on which the Agent, on behalf of the Lender, gives notice to the Borrower that such Additional Compensation is so accruing. A certificate by a duly authorized officer of such Lender prepared in good faith and

setting forth the amount of the Additional Compensation and the basis for it must be submitted by the Agent to the Borrower and is *prima facie* evidence of the amount of the Additional Compensation. Such Lender shall, for the purposes of the calculation of Additional Compensation and to the extent contractually permitted, treat the Borrower in a manner consistent with other borrowers of the Lender having credit facilities with such Lender comparable to the credit facilities provided hereunder. If the Agent notifies the Borrower that Additional Compensation is owed, the Borrower shall pay such Additional Compensation to the Agent for the account of such Lender and the Borrower shall have the right, upon written irrevocable prior notice of at least three (3) Business Days to the Agent at the Agent's Branch of Account, to make payment in full to the Agent for the account of such Lender in respect of the applicable Borrowing on the date specified in such notice together with accrued interest in respect of such Borrowing or to convert such Borrowing into another basis of Borrowing available under this Agreement.

11.3 Illegality

If the introduction of or any change in applicable law, regulation, treaty or official directive, or regulatory requirement (whether or not having the force of law) or in the interpretation or application thereof by any court or by any governmental authority charged with the administration thereof, makes it unlawful, or prohibited for a Lender (acting reasonably and in good faith) to make, to fund or to maintain the Borrowings or a portion of the Borrowings or to perform its obligations under this Agreement, the Lender may, by written notice to the Borrower through the Agent, terminate its obligations under this Agreement to make such Borrowings or perform such obligations and the Borrower shall prepay such Borrowings forthwith (or at the end of such period as the Lender in its discretion agrees acting in good faith) together with all accrued but unpaid interest and fees as may be applicable to the date of payment or convert by notice to the Agent such Borrowings forthwith into another basis of Borrowing available under this Agreement.

11.4 General and Environmental Indemnity

The Borrower shall forthwith on demand fully indemnify, defend and save the Agent and the Lenders and their respective directors, officers, employees and agents, and any of them, (in this Section 11.4 any one or more of all of such Persons is referred to as the "**Indemnified Party**") harmless from and against any and all liabilities, losses, claims, damages and expenses (including, without limitation, all reasonable lawyers fees on a solicitor and his own client basis and accountant fees and expenses, court costs and all other out of pocket expenses) sustained, paid, incurred or suffered by the Indemnified Party arising in any manner whatsoever out of or as a result of any default by the Borrower under any of the provisions of the Loan Documents, any Environmental Laws or any environmental claims, liabilities or obligations of any and every nature whatsoever relating to or affecting the Borrower or its properties and assets, including, without limitation, its oil and gas properties and related production facilities, or the property of others where the Borrower would be reasonably likely to have any liability in respect thereof (all or any item or part of the foregoing liabilities, losses, claims, damages and expenses are referred to in this Section 11.4 as "**Loss**"). Notwithstanding the generality of the foregoing, the Borrower shall not be obligated to indemnify the Indemnified Party to the extent any Loss has been incurred by reason of the negligence or wilful misconduct of the Agent or the Lenders or of their

respective directors, officers, employees and agents. The Borrower acknowledges that the Agent and each of the Lenders is entering into the provisions of this Section 11.4 on its behalf and as agent and trustee for its directors, officers, employees and agents. If any claim (in this Section 11.4 referred to as a "**Claim**") shall be asserted by any Person against the Indemnified Party which may give rise to a Loss, the Indemnified Party shall promptly notify the Borrower of all particulars of such Claim upon learning of same. The failure to give any notice, however, shall not affect the Borrower's liability to indemnify the Indemnified Party except to the extent such failure adversely affects the Borrower's ability to defend, object to, oppose or contest that Claim.

The Borrower shall at all time have the right, if no Event of Default has occurred and is continuing, but shall not be required, at its sole expense to resist, defend and compromise any Claim in the name of the Indemnified Party, by legal counsel reasonably acceptable to the Indemnified Party who will cooperate in such defence on a reasonable basis; provided that the Indemnified Party shall have the right to participate in the defence or compromise of any Claim by other legal counsel of its choosing if the Indemnified Party, acting reasonably, determines it should so participate; provided that the fees and disbursements of such other counsel shall by paid by the Borrower. The Indemnified Party shall not effect any settlement or compromise of any Claim without the written consent of the Borrower, which consent shall not be unreasonably withheld. Notwithstanding anything herein to the contrary, the Borrower on its own behalf must defend diligently and reasonably throughout the period while such Claim exists. If the Borrower exercises its rights under this Section 11.4, it shall not compromise or otherwise settle a Claim without the consent of the Indemnified Party suffering such Claim, which consent shall not be unreasonably withheld. The inability of the Borrower to pay such Claim in full shall constitute a sufficient reason to withhold such consent. The Borrower shall not, in connection with any Loss in the same jurisdiction, be liable for the fees and expenses of more than one separate legal firm for the Indemnified Parties unless such representation by the same legal counsel would be inappropriate due to actual or potential differing interests or the employment thereof has been specifically authorized by the Borrower in writing and such firm or firms shall be designated in writing by the Agent on behalf of each Indemnified Party. This indemnity shall survive the termination of this Agreement.

11.5 [Intentionally Deleted]

11.6 Market Disruption Regarding Bankers' Acceptances

If the Agent (acting reasonably) makes a determination, which determination shall be conclusive and binding upon the Borrower, and notifies the Borrower, that:

(a) there no longer exists an active market for bankers' acceptances accepted by the Lenders; or

(b) the Discount Rate does not accurately reflect the discount rate which would be applicable to a sale of Bankers' Acceptances in the market;

then:

(c) the right of the Borrower to request Bankers' Acceptances or BA Equivalent Advances from any Lender shall be suspended until the Agent determines that the circumstances causing such suspension no longer exist, and so notifies the Borrower;

(d) any outstanding notice of Drawdown requesting a Borrowing by way of Bankers' Acceptances or BA Equivalent Advances shall be deemed to be a notice of Drawdown requesting a Borrowing by way of Prime Loans in the amount specified in the original notice of Drawdown; and

(e) any outstanding notice of Rollover requesting a Rollover of a Borrowing by way of Bankers' Acceptances or BA Equivalent Advances, shall be deemed to be a notice of Conversion requesting a Conversion of such Borrowing into a Borrowing by way of Prime Loans.

The Agent shall promptly notify the Borrower and the Lenders of any suspension of the Borrower's right to request the Bankers' Acceptances or BA Equivalent Advances and of any termination of any such suspension.

ARTICLE XII
THE AGENT AND THE LENDERS

12.1 Authorization of Agent

Each Lender irrevocably appoints and authorizes the Agent to exercise such powers, perform such duties, take such actions, make such decisions and determinations and give such consents under the Loan Documents as are required to be exercised, performed, taken, made, given or otherwise carried out by the Agent hereunder or under any other agreement between the Lenders, together with all powers reasonably incidental thereto. As to any matters not expressly required by this Agreement or by any other agreement between the Lenders to be carried out by the Agent, the Agent is not required to exercise any discretion or take or to refrain from taking any action except upon the written instructions of the Majority Lenders. Notwithstanding anything to the contrary in this Agreement, the Agent shall not be required to exercise any discretion or to take or to refrain from taking any action in any manner which is contrary to the Loan Documents, to any other agreement between the Lenders or to applicable law.

12.2 Responsibility of Agent

The Agent, in its capacity as Agent hereunder, makes no representation or warranty and accepts no responsibility with respect to the due execution, legality, validity, sufficiency, enforceability or priority of any of the Loan Documents nor with respect to the due execution, legality, validity, sufficiency, enforceability, accuracy or authenticity of any documents, papers, materials or other information furnished by the Borrower (or any other Person, including the Agent) in connection with the Loan Documents, whether provided before or after the date of this Agreement. The Agent shall incur no liability to the Lenders under or in respect of the Loan Documents with respect to anything which it may do or refrain from doing in the reasonable

exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its gross negligence or wilful misconduct. The Agent assumes no responsibility for the payment of any of the Borrowings or other amounts outstanding hereunder by the Borrower.

12.3 Acknowledgment of Lenders

Each Lender acknowledges to the Agent that it has been, and will continue to be, solely responsible for making its own independent appraisal of and investigation into the financial condition, creditworthiness, affairs, status and nature of the Borrower and its Subsidiaries and accordingly each Lender confirms to the Agent that it has not relied, and will not hereafter rely on the Agent:

(a) **Information**: to check or inquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Borrower and its Subsidiaries or in connection with the Loan Documents (whether or not such information has been or is hereafter circulated to such Lender by the Agent);

(b) **Performance**: to inquire as to the performance by the Borrower of its obligations under the Loan Documents; or

(c) **Credit Review**: to assess or keep under review on its behalf the financial condition, creditworthiness, affairs, status or nature of the Borrower and its Subsidiaries.

12.4 Rights and Obligations of Each Lender

The rights and obligations of each Lender under this Agreement are several and no Lender shall be obligated to make Borrowings available to the Borrower in excess of such Lender's Commitments. The failure of a Lender to perform its obligations under this Agreement shall neither:

(a) **No Liability to Other Lenders**: result in any other Lender incurring any liability whatsoever; nor

(b) **No Relief from Obligations**: relieve the Borrower or any other Lender from their respective obligations to each other under any Loan Document.

Nothing contained herein or in any other Loan Document nor any action taken pursuant hereto or thereto shall be deemed to constitute the Lenders a partnership, joint venture or any other similar entity.

12.5 Determinations by Lenders

(a) **Lenders' Determinations**: Where the provisions of this Agreement provide that any waiver of or any amendment to any provision of the Loan Documents may be made or any action, consent or other determination in connection with the Loan Documents may be taken or given, with the consent or agreement of the Majority

Lenders or "the Lenders" and not "all the Lenders", then any such waiver, amendment, action, consent or determination so made, so taken or so given with the consent or agreement of the Majority Lenders shall be binding on all of the Lenders and all of the Lenders shall cooperate in all ways necessary or desirable to implement and effect such waiver, amendment, action, consent or determination.

(b) **Deemed Non-Consent**: If the Agent delivers a written notice to a Lender requesting advice from such Lender as to whether it consents or objects to any matter in connection with the Loan Documents, then, except as otherwise expressly provided herein, if such Lender does not deliver to the Agent its written consent or objection to such matter within fifteen (15) Business Days of the delivery of such written notice by the Agent to such Lender, such Lender shall be deemed not to have consented thereto upon the expiry of such fifteen (15) Business Day period.

12.6 Notices between the Lenders, the Agent and the Borrower

Any demand, notice or communication to be made or given hereunder shall be in writing and may be made or given by personal delivery or by transmittal by telecopy or other electronic means of communication addressed to the respective parties as follows:

(a) To the Borrower:

AltaGas Holding Limited Partnership No. 1
1700, 355 - 4th Avenue S.W.
Calgary, Alberta
T2P 0J1

Attention: Treasurer
Facsimile: (403) 691-7564

(b) To the Agent:

The Toronto-Dominion Bank, as Agent
Royal Trust Tower
77 King Street West, 18th Floor
Toronto, Ontario
M5K 1A2

Attention: Vice-President, Loan Syndications - Agency
Facsimile: (416) 982-5535

(c) To each Lender:

As set forth in the most recent administrative questionnaire or other written notification provided to the Agent by such Lender (a copy of which shall be provided to the Borrower upon request to the Agent)

or to such other address or telecopy number as any party may from time to time notify the others in accordance with this Section. Any demand, notice or communication made or given by personal delivery or by telecopier or other electronic means of communication during normal business hours at the place of receipt on a Business Day shall be conclusively deemed to have been made or given at the time of actual delivery or transmittal, as the case may be, on such Business Day. Any demand, notice or communication made or given by personal delivery or by telecopier or other electronic means of communication after normal business hours at the place of receipt or otherwise than on a Business Day shall be conclusively deemed to have been made or given at 9:00 a.m. (Calgary time) on the first Business Day following actual delivery or transmittal, as the case may be.

12.7 Agent's Duty to Deliver Documents Obtained from the Borrower

The Agent shall within five (5) Business Days deliver to each Lender, at its Branch of Account, such documents, papers, materials and other information as are furnished by the Borrower to the Agent on behalf of such Lender pursuant to this Agreement, and the Borrower shall provide the Agent with sufficient copies of all such information for such purpose. The Agent shall make requests of the Borrower pursuant to subsection 9.1(p) from time to time on behalf of a Lender for such information as such Lender may from time to time reasonably request.

12.8 Arrangements for Borrowings

The Agent shall promptly give written notice to each Lender at its Branch of Account upon receipt by the Agent of any notice given pursuant to Section 3.3, 3.4, 3.5, 3.6, 3.8, 3.10, 3.11, 5.1, 5.5 or 5.6; provided that the Agent shall not be required to provide any such notice to each Lender if the Borrower is obligated to provide any such notice (or a copy thereof) directly to such Lender. The Agent shall advise each Lender of the amount, date and details of each Borrowing and of such Lender's participation in each Borrowing. At or before 11:00 a.m. (Calgary time) on the applicable Drawdown Date, Conversion Date or Rollover Date:

(a) **Loan Participation**: each Lender will make available to the Borrower its share of Borrowings by way of Prime Loans at the Agent's Accounts for Payments by forwarding to the Agent the amount of Prime Loans required to be made available by such Lender;

(b) **Bankers' Acceptance Participation**: each Lender will make available to the Borrower its share of Borrowings by way of the acceptance of Bankers' Acceptances at the Agent's Accounts for Payments by forwarding the Discount Proceeds or the discounted proceeds of sale received by it, as applicable, (less the amount of applicable fees payable by the Borrower to such Lender pursuant to Section 6.4) to the Agent at the Agent's Accounts for Payments;

(c) **[Intentionally Deleted]**

(d) **Availability at Borrower's Accounts**: unless otherwise expressly provided in this Agreement, the Agent will make available to the Borrower the Borrowings received by it at the Borrower's Accounts.

12.9 Arrangements for Repayment of Borrowings

(a) **Prior to Acceleration**: Prior to the delivery of an Acceleration Notice or the occurrence of an Event of Default specified in subsection 10.1(b) or 10.1(c), upon receipt by the Agent of payments from the Borrower on account of principal, interest, fees or any other payment made to the Agent on behalf of the Lenders, the Agent shall pay over to each Lender at its Branch of Account the amount to which it is entitled under this Agreement and shall use its best efforts to make such payment to such Lender on the same Business Day on which such payment is received by the Agent; provided that if such payments by the Borrower are received by the Agent after 1:00 p.m. (Toronto time), the Agent shall make such payment to such Lender on the immediately following Business Day. If the Agent does not remit any such payment to a Lender on the same Business Day as such payment is received by the Agent, the Agent shall pay interest thereon to such Lender until the date of payment at a rate determined by the Agent (such rate to be conclusive and binding on such Lender) in accordance with the Agent's usual banking practice in respect of deposits of amounts comparable to the amount of such payment which are received by the Agent at a time similar to the time at which such payment is received by the Agent.

(b) **Subsequent to Demand and Acceleration**: Following the delivery of an Acceleration Notice or the occurrence of an Event of Default specified in subsection 10.1(b) or 10.1(c), the Lenders shall share any payments subsequently received in accordance with Section 10.4 of this Agreement.

12.10 Repayment by the Lenders to Agent

(a) **Where Borrower Fails to Pay**: Unless the Agent has been notified in writing by the Borrower at least one (1) Business Day prior to the date on which any payment to be made by the Borrower hereunder is due that the Borrower does not intend to remit such payment, the Agent may, in its discretion, assume that the Borrower has remitted such payment when so due and the Agent may, in its discretion and in reliance upon such assumption, make available to each Lender on such payment date an amount equal to the amount of such payment which is due to such Lender pursuant to this Agreement. If the Borrower does not in fact remit such payment to the Agent, the Agent shall promptly notify each Lender and each such Lender shall forthwith on demand repay to the Agent the amount of such assumed payment made available to such Lender, together with interest thereon until the date of repayment thereof at a rate determined by the Agent (such rate to be conclusive and binding on such Lender) in accordance with the

Agent's usual banking practices for similar advances to financial institutions of like standing to such Lender.

(b) **Where a Lender Fails to Pay**: Unless the Agent has been notified in writing by a Lender at least one (1) Business Day prior to the applicable Drawdown Date, Conversion Date or Rollover Date that such Lender does not intend to make available the amount required to be made available by such Lender pursuant to this Agreement on such Drawdown Date, Conversion Date or Rollover Date, the Agent may, in its discretion, assume that such Lender has remitted funds to the Agent in an amount equal to the amount required to be made available by such Lender pursuant to this Agreement and the Agent may, in its discretion and in reliance upon such assumption, make available to the Borrower on such Drawdown Date, Conversion Date or Rollover Date an amount equal to the amount required to be made available by such Lender pursuant to this Agreement. If a Lender does not in fact remit such funds to the Agent, the Agent shall promptly notify such Lender and such Lender shall forthwith remit such funds to the Agent, failing which the Borrower shall forthwith on demand repay to the Agent (without prejudice to the Borrower's rights against such Lender) the amount made available by the Agent on behalf of such Lender, in each case together with interest thereon until the date of repayment thereof at the lesser of a rate determined in accordance with the Loan Documents and a rate determined by the Agent (such rate to be conclusive and binding on such Lender or the Borrower, as the case may be) in accordance with the Agent's usual banking practice for similar advances to financial institutions of like standing to such Lender.

12.11 Adjustments Among Lenders

(a) **Adjustments to Outstanding Borrowings**: Each Lender agrees that, after the delivery of an Acceleration Notice or the occurrence of an Event of Default specified in subsection 10.1(b) or 10.1(c), it will at any time and from time to time upon the request of the Agent as required by any Lender purchase portions of the Borrowings made available by the other Lenders which remain outstanding and make any other adjustments which may be necessary or appropriate, in order that the amount of Borrowings made available by each Lender which remain outstanding, as adjusted pursuant to this Section 12.11, will be in the same proportion as the Lender's Proportion of such Lender.

(b) **Application of Payments**: The Lenders agree that, after the delivery of an Acceleration Notice or the occurrence of an Event of Default specified in subsection 10.1(b) or 10.1(c), the amount of any repayment made by the Borrower under this Agreement, and the amount of any proceeds from the exercise of any rights or remedies of the Lenders under the Loan Documents, which are to be applied against amounts owing hereunder, will be so applied in a manner so that to the extent possible the amount of Borrowings made available by each Lender which remain outstanding after giving effect to such application will be in the same proportion as the Lender's Proportion of such Lender.

(c) **Receipt of Payments other than Borrowings**: Notwithstanding anything contained in this Section 12.11, there shall not be taken into account for the purposes of computing any amount payable to any Lender pursuant to this Section 12.11, any amount which a Lender receives as a result of any payment (whether voluntary, involuntary, through the exercise of any right of set off, or otherwise) on account of any monies owing by the Borrower to such Lender other than on account of the Loan Indebtedness; provided that, if at any time a Lender receives any payment (whether voluntary, involuntary, through the exercise of any right of set off, or otherwise) on account of monies owing or payable to it by the Borrower in respect of the Loan Indebtedness, such Lender shall purchase portions of the Borrowings made available by the other Lenders which remain outstanding to the extent required pursuant to subsection 12.11(a).

(d) **Further Assurances**: The Borrower agrees to be bound by and, at the request of the Agent, to do all things reasonably necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Lenders pursuant to this Section 12.11 but shall incur no increased liabilities, in aggregate, by reason thereof.

12.12 Lenders' Consents to Waivers, Amendments, etc.

(a) **Unanimous Consent**: Notwithstanding anything herein to the contrary and without in any way limiting any provision in this Agreement requiring the consent, approval or action of all Lenders, the following matters shall require written approval, consent or agreement, as the context requires of all Lenders:

(i) a change in the types of Borrowings, the Margin, or the amount of any payments payable by the Borrower to the Lenders under this Agreement and including any waiver of the time of payment of any amounts payable to the Lenders under this Agreement or any change in the notice periods provided for hereunder;

(ii) an increase in the Commitments of any Lender or a decrease in the Commitments of any Lender other than as provided for herein;

(iii) an assignment or transfer by the Borrower of any of its rights and obligations under this Agreement other than as expressly contemplated or provided for hereunder;

(iv) a change in the definition of "Majority Lenders" or "Maturity Date";

(v) a waiver of or change to any matter which, pursuant to the Loan Documents, specifically requires the consent or agreement of all of the Lenders;

(vi) a change to the provisions of this subsection 12.12(a);

(vii) a waiver of or change to an Event of Default under subsection 10.1(a);

(viii) a waiver of or change to the conditions precedent contained in Section 8.1; or

(ix) a waiver of or change to the monetary limit on Securitization Programs in Subsection 9.2(d) and in paragraph (w) of the definition of "Permitted Encumbrances.

(b) **Majority Consent**: Subject to subsection 12.12(a) and except as otherwise provided in the Loan Documents by reference to "all Lenders" or "all of the Lenders", any waiver of or any amendment to any provision of the Loan Documents and any action, consent or other determination in connection with the Loan Documents shall bind all of the Lenders if such waiver, amendment, action, consent or other determination is agreed to in writing by the Majority Lenders.

(c) **Agent's Consent**: Any waiver of or any amendment to any provision of the Loan Documents which relates to the rights or obligations of the Agent shall require the agreement of the Agent thereto.

12.13 Reimbursement of Agent's Expenses

Each Lender agrees that it will indemnify the Agent for its Lender's Proportion of any and all out of pocket costs, expenses and disbursements (including, without limitation, those costs and expenses referred to in Section 11.1) which may be incurred or made by the Agent in good faith in connection with the Loan Documents, and agrees that it will, on written demand, reimburse the Agent for any such costs, expenses or disbursements for which the Agent is not promptly reimbursed at any time by the Borrower. The Agent may refrain from exercising any further right, power or discretion or taking any action to protect or enforce the rights of any Lender under the Loan Documents until it has been so reimbursed.

12.14 Reliance by Agent on Notices, etc.

The Agent shall be entitled:

(a) **Reliance on Written Documents**: to rely upon any writing, letter, notice, certificate, telex, facsimile copy, cable, statement, order or other document believed by the Agent to be genuine and correct and to have been signed, sent or made by the proper person or persons;

(b) **Reliance on Legal Advice**: with respect to legal matters, to act upon advice of legal advisors selected by the Agent concerning all matters pertaining to the Loan Documents and the Agent's duties thereunder; and

(c) **Reliance of Accounting Advice**: with respect to accounting matters, to act upon the advice of independent public accountants selected by the Agent;

and the Agent, in its capacity as Agent hereunder, shall assume no responsibility and shall incur no liability to the Borrower or any Lender by reason of relying on any such document or acting on any such advice.

12.15 Relations with Borrower

Except for the transactions provided for in this Agreement, each Lender may deal with the Borrower in all transactions and generally do any banking business with or provide any financial services to the Borrower without having any liability to account to the other Lenders therefor. With respect to its Lender's Commitments and Lender's Proportion, the Agent shall have the same rights and powers under this Agreement as any other Lender and may exercise the same as though it were not the Agent.

12.16 Successor Agent

Subject to the appointment and acceptance of a successor agent as provided in this Section 12.16, the Agent may resign at any time by giving written notice thereof (the "**Resignation Notice**") to each of the Lenders and the Borrower, and the Agent may be removed at any time for cause by the Lenders other than the Agent in its capacity as a Lender (the "**Remaining Lenders**") provided that the Remaining Lenders holding Commitments of eighty percent (80%) or more of the aggregate Commitments of all the Remaining Lenders consent to such removal. Upon any such resignation or removal, the Remaining Lenders shall have the right to appoint a successor agent with the written approval of the Borrower (such approval not to be unreasonably withheld). Any successor agent appointed under this Section 12.16 shall be a Lender which has offices in Calgary, Alberta and Toronto, Ontario. If no successor agent shall have been appointed by the Remaining Lenders and shall have accepted such appointment within thirty (30) days of receipt of the Resignation Notice or the Remaining Lenders removal of the retiring agent, then the retiring agent may, on behalf of the Lenders and with the written approval of the Borrower (such approval not to be unreasonably withheld) appoint a successor agent. Upon the acceptance of any appointment as Agent by a successor agent such successor agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring agent as Agent, and the retiring agent shall be discharged from its duties and obligations under this Agreement as Agent. After any retiring agent's resignation hereunder as the Agent, the provisions of this Agreement shall continue in effect for its benefit and for the benefit of the Lenders in respect of any actions taken or omitted to be taken by the retiring agent while it was acting as the Agent.

12.17 Amendment of this Article 12

Save and except for the provisions of Section 12.16, the provisions of this Article 12 may be amended or added to, from time to time, without the agreement of the Borrower provided such amendment or addition does not adversely affect the rights of the Borrower hereunder or increase, in aggregate, the liabilities or obligations of the Borrower hereunder. A copy of the instrument evidencing such amendment or addition shall be forwarded by the Agent to the Borrower as soon as practicable following the execution thereof.

12.18 Dealing with Agent

In the absence of notice or any actual knowledge of a lack of authority of the Agent to act for and on behalf of the Lenders in respect of any matter hereunder or under the Loan Documents, the Borrower shall be entitled to conclusively assume that any certificate, directive

or other writing of the Agent for and on behalf of the Lenders in connection with such matter has been duly authorized by the Lenders in accordance with this Agreement.

12.19 Indemnity of Agent

Each Lender hereby agrees to indemnify the Agent (to the extent not reimbursed by the Borrower), as to its Lender's Proportion from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, out of pocket costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent in any way relating to or arising out of this Agreement or the other Loan Documents or any action taken or omitted by the Agent under or in respect of this Agreement or the other Loan Documents provided that the Lenders shall not be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Agent's gross negligence or wilful misconduct. Without limiting the generality of the foregoing, each Lender agrees to reimburse the Agent promptly upon demand for its Lender's Proportion of any out of pocket expenses (including counsel fees) incurred by the Agent in connection with the preservation of any rights of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, this Agreement and the other Loan Documents, to the extent that the Agent is not reimbursed for such expenses by the Borrower.

ARTICLE XIII
SUCCESSORS AND ASSIGNS

13.1 Successors and Assigns

(a) Except as otherwise permitted by subsection 9.2(a) or this Section 13.1, the Borrower shall not assign its rights or obligations hereunder without the prior written consent of all of the Lenders; provided that the Borrower may assign all of its rights and obligations hereunder to the Commercial Trust so long as:

(i) prior written notice of such assignment is given to the Agent not less than thirty (30) days prior to the proposed date of such assignment;

(ii) the Commercial Trust has in all material respects, directly or indirectly, the same assets as the Borrower and the same or less liabilities as the Borrower (excluding Subordinated Debt);

(iii) the requirements of subsections 9.2(a)(i) through to (vi) inclusive are met (other than the requirement that the Commercial Trust be a Successor pursuant to a Transaction); and

(iv) such consequential amendments are made to this Agreement as may be reasonably required in order to reflect the change in entity and to provide the Borrower and the Lenders with rights and obligations which are equivalent in all material respects to their respective rights and obligations hereunder on the Closing Date.

Upon completion of such assignment referred to above, the predecessor Borrower shall be released from all liabilities and obligations under any of the Loan Documents to which it is a party.

(b) If an Event of Default has occurred and is continuing, a Lender may, at its sole cost and expense, with the prior consent of the Agent (such consent not to be unreasonably withheld) but without the Borrower's consent, assign in whole or in part its rights and obligations under this Agreement and the other Loan Documents to any Person. If no Event of Default has occurred, a Lender may, at its sole cost and expense, with the prior consent of the Agent and the Borrower (such consents not to be unreasonably withheld), assign in whole or in part its rights and obligations under this Agreement and the other Loan Documents to a financial institution; provided that (i) any such assignment is for minimum aggregate Commitments of Cdn $10,000,000, and, if assigned in part only, such assignor Lender would thereafter retain for its own account aggregate Commitments of at least Cdn $10,000,000 and (ii) a proportionate share of each of the assignor's Commitments must be assigned to the assignee.

(c) Upon any assignment by a Lender to an assignee in accordance with the foregoing provisions of this Section 13.1 (a "**Permitted Assignee**"), the Permitted Assignee shall, to the fullest extent permitted by law, have the same rights and benefits hereunder and under the other Loan Documents and the same continuing obligations as it would have if it were such Lender hereunder; provided, however, that the Agent and the Borrower shall be entitled to continue to deal solely and directly with the assignor Lender in connection with the interests so assigned unless and until such Permitted Assignee becomes a Lender pursuant to a Lender Transfer Agreement executed by such Permitted Assignee, the relevant assignor Lender and the Agent and, prior to an Event of Default, acknowledged by the Borrower. Upon (i) such execution of such Lender Transfer Agreement, (ii) delivery of an executed copy thereof to the Borrower and the Agent, (iii) payment by such Permitted Assignee to such assignor Lender of an amount equal to the purchase price agreed between such assignor and such Permitted Assignee, and (iv) payment by the assignor Lender of Cdn $3,000 to the Agent, such assignor Lender shall be released from its obligations hereunder (except for obligations of confidentiality herein contained) to the extent of such assignment and such Permitted Assignee shall for all purposes be a Lender party to this Agreement as a Lender and shall have all the rights and obligations of a Lender under this Agreement to the same extent as if it were an original party hereto, and no further consent or action by the Borrower, the Lenders or the Agent shall be required. Such Lender Transfer Agreement shall be deemed to amend this Agreement to the extent, and only to the extent, necessary to reflect the addition of such Permitted Assignee Lender as a Lender and the resulting adjustment of the Commitments arising from the purchase by such Permitted Assignee of all or a portion of the Outstanding Principal and the Commitments of such assignor Lender. Any such assignment shall not increase, in aggregate, the liabilities of the Borrower hereunder.

13.2 Exchange and Confidentiality of Information

Each of the Lenders and the Agent acknowledges the confidential nature of the financial, environmental, operational and other information, reports and data provided and to be provided to them by the Borrower pursuant to this Agreement (the "**Information**") and agrees to hold the Information in the strictest confidence and shall not discuss or disclose or allow access to, or transfer or transmit the Information to any Person, provided however that:

(a) each of the Lenders and the Agent may disclose all or any part of the Information if, in its reasonable opinion, such disclosure is required by any applicable law or regulation, or by applicable order, policy or directive having the force of law, to the extent of such requirement, or is required in connection with any actual or threatened judicial, administrative or governmental proceeding, including, without limitation, proceedings initiated under or in respect of this Agreement;

(b) each of the Lenders and the Agent may disclose Information to each other and to any Permitted Assignee and to their respective counsel, agents, employees and advisors provided any such Person is under the same duty of confidentiality to the Borrower with respect to such information;

(c) each of the Lenders and the Agent may disclose and discuss the Information with credit officers of any potential Permitted Assignees for the purposes of assignment or participation pursuant to Section 13.1; provided that such potential Permitted Assignee shall have, for the benefit of the Borrower, previously provided to the Agent or such Lender, as the case may be, its written agreement to hold the Information under the same obligations of confidentiality as set forth in this Section 13.2 at all times prior to and after becoming a Permitted Assignee;

(d) each of the Lenders and the Agent may disclose all or any part of the Information so as to enable the Agent or the Lenders to initiate any lawsuit against Borrower or to defend any lawsuit commenced by the Borrower, the issues of which are directly or indirectly related to the Information, but only to the extent such disclosure is necessary or desirable to the initiation or defence of such lawsuit; and

(e) each of the Lenders and the Agent may disclose Information to any Person with the prior written consent of the Borrower.

Notwithstanding the foregoing, "Information" shall not include any such information:

(f) which has been made readily available to the public by the Borrower;

(g) which the Agent or any Lender can show was, prior to receipt thereof from the Borrower, lawfully in the Agent's or such Lender's possession and not then subject to any obligation on its part to the Borrower to maintain confidentiality; or

(h) which the Agent or any Lender received from a third party which was not, to the knowledge of the Agent or such Lender, subject to a duty of confidentiality to the Borrower at the time the information was so received.

The provisions of this Section 13.2 shall survive the termination of this Agreement.

13.3 Judgment Currency

If for the purposes of obtaining judgment in any court in any jurisdiction with respect to this Agreement it becomes necessary to convert into the currency of such jurisdiction (herein called the "**Judgment Currency**") any amount due hereunder in any currency other than the Judgment Currency, then such conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which judgment is given. For such purpose "rate of exchange" means the spot rate at which the Agent, on the relevant date at or about 12:00 o'clock noon (Toronto time), would be prepared to sell the amount of such currency in Toronto, Ontario against the Judgment Currency. In the event that there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given and the date of payment of the amount due, the Borrower shall, on the date of payment, pay such additional amounts (if any) as may be necessary to ensure that the amount paid on such date is the amount of the Judgment Currency which when converted at the rate of exchange prevailing on the date of payment is the amount then due under this Agreement in such other currency. Any additional amount due from the Borrower under this Section 13.3 shall be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of this Agreement.

ARTICLE XIV
MISCELLANEOUS

14.1 Severability

Any provision of this Agreement which is or becomes prohibited or unenforceable in any jurisdiction does not invalidate, affect or impair the remaining provisions hereof in such jurisdiction and any such prohibition or unenforceability in any jurisdiction does not invalidate or render unenforceable such provision in any other jurisdiction.

14.2 Survival of Undertakings

All covenants, undertakings, agreements, representations and warranties made pursuant to this Agreement shall survive the execution and delivery of this Agreement and continue in full force and effect until the full payment and satisfaction of all obligations of the Borrower incurred pursuant to the Loan Documents and the termination of this Agreement.

14.3 Failure to Act

No failure, omission or delay on the part of any Lender in exercising any right, power or privilege hereunder shall impair such right, power or privilege or operate as a waiver thereof nor shall any single or partial exercise of any right, power or privilege preclude any further exercise thereof or the exercise of any other right, power or privilege.

14.4 Amendments

No amendment, waiver, discharge or termination of any provision of the Loan Documents shall in any event be effective unless it is in conformity with Section 1.9 or 12.12 and then such amendment, waiver, discharge or termination will be effective only in the specific instance, for the specific purpose and for the specific length of time for which it is given.

14.5 [Intentionally Deleted]

14.6 Further Assurances

The Borrower, the Agent and each of the Lenders shall do all such further acts and things and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement and the other Loan Documents.

14.7 Governing Law

The parties agree that this Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein.

14.8 Whole Agreement

This Agreement together with the other Loan Documents constitute the whole and entire agreement between the parties and cancels and supersedes any prior agreements, undertakings, declarations and representations, written or verbal, in respect of the subject matter of this Agreement and the other Loan Documents.

14.9 Term of Agreement

The term of this Agreement shall commence on the Closing Date and continue until the termination of the Commitments of each Lender and payment in full of all the obligations of the Borrower incurred pursuant to this Agreement.

14.10 Time of Essence

Time shall be of the essence of this Agreement.

14.11 Counterpart Execution

This Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

Borrower:

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, by its General Partner, ALTAGAS GENERAL PARTNER INC.

Per: *"Signed by Authorized Signatory"*
Name:
Title:

Per: *"Signed by Authorized Signatory"*
Name:
Title:

Agent:

THE TORONTO-DOMINION BANK, as Agent

Per: *"Signed by Authorized Signatory"*
Name:
Title:

Per: *"Signed by Authorized Signatory"*
Name:
Title:

Lenders:

THE TORONTO-DOMINION BANK

Per: *"Signed by Authorized Signatory"*
Name:
Title:

Per: *"Signed by Authorized Signatory"*
Name:
Title:

ROYAL BANK OF CANADA

Per: *"Signed by Authorized Signatory"*
Name:
Title:

Per: *"Signed by Authorized Signatory"*
Name:
Title:

THE BANK OF NOVA SCOTIA

Per: *"Signed by Authorized Signatory"*
Name:
Title:

Per: *"Signed by Authorized Signatory"*
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE

Per: *"Signed by Authorized Signatory"*
Name:
Title:

Per: *"Signed by Authorized Signatory"*
Name:
Title:

NATIONAL BANK OF CANADA

Per: *"Signed by Authorized Signatory"*
Name:
Title:

Per: *"Signed by Authorized Signatory"*
Name:
Title:

HSBC BANK CANADA

Per: *"Signed by Authorized Signatory"*
Name:
Title:

Per: *"Signed by Authorized Signatory"*
Name:
Title:

CANADIAN WESTERN BANK

Per: *"Signed by Authorized Signatory"*
Name:
Title:

Per: *"Signed by Authorized Signatory"*
Name:
Title:

ALBERTA TREASURY BRANCHES

Per: *"Signed by Authorized Signatory"*
Name:
Title:

Per: *"Signed by Authorized Signatory"*
Name:
Title:

Schedule "A" to the Credit Agreement made as of March 9, 2009 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with THE TORONTO-DOMINION BANK as Agent

NOTICE OF DRAWDOWN, REPAYMENT, PREPAYMENT OR CANCELLATION OF TOTAL COMMITMENT

Date: •

The Toronto-Dominion Bank, as Agent
Royal Trust Tower
77 King Street West, 18th Floor
Toronto, Ontario
M5K 1A2

Facsimile: (416) 982-5535

Attention: Vice-President, Loan Syndications - Agency

Dear Sir:

We refer to the Credit Agreement made as of March 9, 2009 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower, and a consortium of Lenders with THE TORONTO-DOMINION BANK, as Agent (the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

We hereby give notice of our request for a **[Drawdown, repayment, prepayment and/or cancellation of Total [Revolving /Term] Commitment]** under the **[Revolving /Term]** Facility pursuant to Section **[3.4, 3.8, 5.1 or 5.5]** of the Credit Agreement as follows:

1. Amount of **[Drawdown, repayment, prepayment and/or cancellation]** Cdn $__________.

2. Date of **[Drawdown, repayment, prepayment and/or cancellation of Total [Revolving /Term] Commitment]** ________________________.

3. **[If applicable]** Nature of **[Drawdown, repayment or prepayment]** is by way of a **[a Prime Loan or Bankers' Acceptances] [with an Interest Period of __________________]**.

4. **[If applicable]** The amount of the Total **[Revolving /Term]** Commitment to be cancelled is Cdn $_______. Accordingly, the amount of the **[Revolving /Term]** Commitment for each **[Revolving /Term]** Lender and the amount of the Total **[Revolving /Term]** Commitment after giving effect to the cancellation requested shall be as follows:

[specify particulars]

5. **[If applicable - Bankers' Acceptances marketed by Borrower only]**. We elect to market all of the Bankers' Acceptances issued pursuant to this Notice.

6. **[If applicable - Bankers' Acceptances purchased by Lenders only]**. We elect to have the Lenders purchase all of the Bankers' Acceptances issued pursuant to this Notice.

We hereby represent and warrant that as at the Drawdown Date there exists no Default or Event of Default, and no Default or Event of Default will occur as a result of the making of the Drawdown contemplated herein, and each of the representations and warranties referred to in Section 2.1 will be true and correct as of the Drawdown Date.

Yours truly,

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, by its Administrator, ALTAGAS LTD.

Per: ______________________________

Name: •
Title: •

Schedule "B-1" to the Credit Agreement made as of March 9, 2009 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with THE TORONTO-DOMINION BANK as Agent

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[INTENTIONALLY DELETED]

Schedule "B-2" to the Credit Agreement made as of March 9, 2009 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with THE TORONTO-DOMINION BANK as Agent

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[INTENTIONALLY DELETED]

Schedule "C" to the Credit Agreement made as of March 9, 2009 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with THE TORONTO-DOMINION BANK as Agent

NOTICE OF CONVERSION

Date: •

The Toronto-Dominion Bank, as Agent
Royal Trust Tower
77 King Street West, 18th Floor
Toronto, Ontario
M5K 1A2

Facsimile: (416) 982-5535

Attention: Vice-President, Loan Syndications - Agency

Dear Sirs:

We refer to the Credit Agreement made as of March 9, 2009 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower, and a consortium of Lenders with THE TORONTO-DOMINION BANK, as Agent (the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

We hereby give notice of a Conversion of Borrowings under the **[Revolving/Term]** Facility pursuant to Section 3.10 of the Credit Agreement.

We have outstanding Cdn $________________ by way of **[a Prime Loan/Bankers' Acceptances]**. Please convert $________________________ outstanding by way of _______________

[a Prime Loan/Bankers' Acceptances] [with an Interest Period ending ______________________] into ______________________ **[a Prime Loan/Bankers' Acceptances] [with an Interest Period ending __________________]** on the ______________ day of _____________________, 20______.

[If applicable] We elect to market all of the Bankers' Acceptances issued pursuant to this Notice.

[If applicable] We elect to have the Lenders purchase all of the Bankers' Acceptances issued pursuant to this Notice.

We hereby represent and warrant that as at the Conversion Date there exists no Event of Default.

Yours truly,

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, by its Administrator, ALTAGAS LTD.

Per: ______________________________

Name: •
Title: •

Schedule "D" to the Credit Agreement made as of March 9, 2009 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with THE TORONTO-DOMINION BANK as Agent

NOTICE OF ROLLOVER

Date: •

The Toronto-Dominion Bank, as Agent
Royal Trust Tower
77 King Street West, 18th Floor
Toronto, Ontario
M5K 1A2

Facsimile: (416) 982-5535

Attention: Vice-President, Loan Syndications - Agency

Dear Sirs:

We refer to the Credit Agreement made as of March 9, 2009 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower, and a consortium of Lenders with THE TORONTO-DOMINION BANK, as Agent (the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

We hereby give notice of a Rollover of Bankers' Acceptances under the **[Revolving/Term]** Facility pursuant to Section 3.11 of the Credit Agreement.

[If applicable] We have outstanding Cdn $ __________________ by way of Bankers' Acceptances with an Interest Period ending _________________. Please Rollover ____________________ Cdn dollars of such Bankers' Acceptances with a new Interest Period of _________________.

[If applicable] We elect to market all of the Bankers' Acceptances issued pursuant to this Notice.

[If applicable] We elect to have the Lenders purchase all of the Bankers' Acceptances issued pursuant to this Notice.

Yours truly,

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, by its Administrator, ALTAGAS LTD.

Per: ______________________________

Name: •

Title: •

Schedule "E-1" to the Credit Agreement made as of March 9, 2009 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with THE TORONTO-DOMINION BANK as Agent

BANKERS' ACCEPTANCE UNDERTAKING

1. This Bankers' Acceptance Undertaking is provided pursuant to the Credit Agreement made as March 9, 2009 among AltaGas Holding Limited Partnership No. 1 as Borrower and a consortium of Lenders with The Toronto-Dominion Bank as Agent (as amended, modified, supplemented or restated from time to time, the "**Credit Agreement**"). Terms and expressions defined in the Credit Agreement which are used in this Power of Attorney and not otherwise defined herein shall have the meanings ascribed to them in the Credit Agreement.

2. Except as provided in paragraphs 3 and 5 below, the Borrower hereby agrees to pay on demand to each Lender at the Agent's Accounts for Payment the face amount of the bankers' acceptance forms, delivered in blank, and subsequently accepted and paid by each Lender that has been put into circulation fraudulently or without authority, and to indemnify each Lender against any loss, cost, damages, expense or claim regardless of by whosoever made, that each Lender may suffer or incur by reason of any fraudulent, unauthorized or unlawful issue or use of any such bankers' acceptance.

3. Where a bankers' acceptance purports to have been issued by the Borrower but bears the forged or unauthorized signatures of the undersigned drawer and the genuine acceptance of each Lender, such Lender shall have no claim against the purported undersigned drawer regardless of by whomsoever such claim may be made for loss, cost, damages, or expense such Lender may suffer or incur by reason of having accepted the said bankers' acceptance except where such forged or unauthorized signatures have been or were caused to be applied due to or as a result of any act or omission of the undersigned or by any of its officers, employees, agents or representatives.

4. On request, the Borrower hereby agrees to return to a Lender at its Branch of Account all such bankers' acceptance forms not signed by the Borrower.

5. The provisions of paragraph 2 above shall not apply in respect of any fraudulent, unauthorized or unlawful issue or use of any such bankers' acceptance which occurs while such bankers' acceptance is in the possession of a Lender or which is caused or permitted to occur by a Lender or any of its officers, employees, agents or representatives.

Schedule "E-2" to the Credit Agreement made as of March 9, 2009 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with THE TORONTO-DOMINION BANK as Agent

POWER OF ATTORNEY - BANKERS' ACCEPTANCES

1. This Power of Attorney is provided pursuant to the Credit Agreement made as March 9, 2009 among AltaGas Holding Limited Partnership No. 1 as Borrower and a consortium of Lenders with The Toronto-Dominion Bank as Agent (as amended, modified, supplemented or restated from time to time, the "**Credit Agreement**"). Terms and expressions defined in the Credit Agreement which are used in this Power of Attorney and not otherwise defined herein shall have the meanings ascribed to them in the Credit Agreement.

2. The Borrower hereby appoints each Lender which is not a Non-Acceptance Lender (individually, the "**Lender**"), acting by any authorized signatory of such Lender, the attorney of the Borrower:

   (a) to sign, for and on behalf and in the name of the Borrower as drawer, and to endorse on its behalf, Bankers' Acceptances in the Lender's standard form which are depository bills as defined in the *Depository Bills and Notes Act* (Canada) (the "**DBNA**") drawn on the Lender and payable to a "clearing house" (as defined in the DBNA) including "CDS & Co."; and

   (b) to fill in the amount payable at maturity, date and maturity date of such Bankers' Acceptances;

   provided that such acts in each case are to be undertaken by the Lender strictly in accordance with instructions given to the Lender by the Agent as hereinafter provided in paragraph 3 of this Power of Attorney. The Borrower understands signatures of any authorized signatory of the Lender may be mechanically reproduced in facsimile on Bankers' Acceptances in accordance herewith and such facsimile signatures shall be binding and effective as if they had been manually executed by such authorized signatory of the Lender.

3. Instructions from the Borrower to the Lender relating to the amounts payable at maturity, date and maturity dates of Bankers' Acceptances to be purchased by the Lender shall be communicated by the Borrower in writing to the Lender by delivery to the Agent on behalf of the Lender of written notice (each being a "**Notice**") in accordance with provisions of the Credit Agreement. The communications in writing by the Borrower to the Agent on behalf of the Lender of the instructions set out in the Notice shall constitute (a) the authorization and instruction of the Borrower to the Lender to sign for and on behalf and in the name of the Borrower as drawer the requested Bankers' Acceptances and to complete and/or endorse Bankers' Acceptances in accordance with such information as set out therein, and (b) the request of the Borrower to the Lender to accept such Bankers' Acceptances and purchase the same in accordance with the Credit

Agreement. The Borrower acknowledges that the Lender shall not be obligated to accept or purchase any such Bankers' Acceptances except in accordance with the provisions of the Credit Agreement.

4. The Lender shall be and it is hereby authorized to act on behalf of the Borrower upon and in compliance with instructions from the Agent communicated to the Lender as provided herein if the Lender reasonably believes such instructions to be genuine. The Lender's actions in compliance with such instructions from the Agent shall be conclusively deemed to have been in accordance with the instructions of the Borrower.

5. The Borrower hereby agrees to indemnify the Lender and its directors, officers, employees, affiliates and agents and to hold it and them harmless from and against any loss, liability, expense or claim of any kind or nature whatsoever incurred by any of them as a result of any action or inaction in any way relating to or arising out of this Power of Attorney or the acts contemplated hereby; provided that this indemnity shall not apply to any such loss, liability, expense or claim which results from the negligence or wilful misconduct of the Lender or any of its directors, officers, employees, affiliates and agents.

6. No revocation of this Power of Attorney shall reduce, limit or otherwise affect the obligations of the Borrower in respect of any Bankers' Acceptances executed, completed, endorsed, discounted and/or delivered in accordance herewith prior to the time at which such revocation becomes effective.

7. The Power of Attorney is in addition to and not in substitution of any agreement to which the Lender and the Borrower are parties, including the Credit Agreement.

8. The Power of Attorney shall be governed in all respects by the laws of Alberta and the laws of Canada applicable therein and the Borrower and the Lender each hereby irrevocably attorns to the non-exclusive jurisdiction of the courts and such jurisdiction in respect of all matters arising out of this Power of Attorney.

9. In the event of a conflict between the provisions of this Power of Attorney and the Credit Agreement, the Credit Agreement shall prevail.

Schedule "F" to the Credit Agreement made as of March 9, 2009 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with THE TORONTO-DOMINION BANK as Agent

COMPLIANCE CERTIFICATE

I, ______________________________, of the City of Calgary, in the Province of Alberta, hereby certify as at the date of this Certificate as follows:

1. I am the **[Chairman, President, Chief Executive Officer, Chief Operating Officer Chief Financial Officer, Treasurer, Secretary or ___________________________]** of AltaGas Ltd., the Administrator of AltaGas Holding Limited Partnership No. 1 (the "Borrower"), and I am authorized to provide this certificate to you for and on behalf of the Borrower;

2. This Certificate applies to the Fiscal **[Quarter/Year]** ending ______________, 20____;

3. I am familiar with and have examined the provisions of the Credit Agreement made as of March 9, 2009 among the Borrower and a consortium of Lenders with The Toronto-Dominion Bank as Agent and I have made such investigations of corporate records and inquiries of other officers and senior personnel of the Borrower as I have deemed reasonably necessary for purposes of this Certificate;

4. No Default or Event of Default has occurred and is continuing of which we are aware;

5. The Consolidated Debt to Capitalization Ratio at the end of this Fiscal **[Quarter/Year]**, expressed as a percentage, is __________% where Consolidated Debt is $________________ and Consolidated Capitalization is $___________________;

6. The amount of Indebtedness of the Restricted Subsidiaries (other than Subsidiary Guarantors) of the type referred to in paragraphs (a) through (h) inclusive of the definition of Consolidated Debt but excluding Indebtedness of the type referred to in paragraphs (i) through (n) inclusive of such definition as at the end of this Fiscal **[Quarter/Year]** is ____________% of the amount of the Consolidated Total Assets of the Trust, the Commercial Trust, the Borrower and its Restricted Subsidiaries;

7. The Consolidated Debt to EBITDA Ratio as at the end of this Fiscal **[Quarter/Year]** is _______ to 1:00 where Consolidated EBITDA is $ _______;

8. The Consolidated EBITDA to Interest Expense Ratio as at the end of this Fiscal **[Quarter/Year]** is _______ to 1:00 where Consolidated Interest Expense is $_______;

9. The amount of Working Capital **[Deficit/Surplus]** as at the end of this Fiscal **[Quarter/Year]** is Cdn $_____________________ calculated as follows:

Current Liabilities:	Cdn $__________________
Current Assets:	Cdn $__________________
Working Capital **[Deficit/Surplus]**	Cdn $__________________

10. Except where the context otherwise requires, all capitalized terms used herein have the same meaning as in the Credit Agreement; and

11. This Certificate is given by the undersigned officer in his/her capacity as an officer of AltaGas Ltd. without any personal liability on the part of such officer.

EXECUTED at the City of Calgary, in the Province of Alberta this ________ day of ____________________, 20________.

Yours truly,

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, by its Administrator, ALTAGAS LTD.

Per: ______________________________

Name: •

Title: •

Schedule "G" to the Credit Agreement made as of March 9, 2009 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with THE TORONTO-DOMINION BANK as Agent

LENDER TRANSFER AGREEMENT

To: The Toronto-Dominion Bank, as Agent

And to: AltaGas Holding Limited Partnership No. 1 (the "Borrower")

Re: Credit Agreement made as of March 9, 2009 among the Borrower, the Agent and The Toronto-Dominion Bank and each of the financial institutions which have entered into or shall enter into a Lender Transfer Agreement

Capitalized terms in this Lender Transfer Agreement shall have the meanings set out in the Credit Agreement.

1. **[name of new lender]** (the "Assignee") acknowledges that its proper officers have received and reviewed a copy of the Loan Documents and further acknowledges the provisions of the Loan Documents.

2. The Assignee agrees to become a Lender under the Credit Agreement; **[name of selling Lender]** (the "Assignor") has agreed to and does hereby sell, assign and transfer to the Assignee (a) an undivided ________________% interest in the Total Revolving Commitment equal to Cdn $__________________ and (b) an undivided ______________% interest in the Total Term Commitment equal to Cdn $_______________; and, accordingly, the Assignee has agreed to execute this Lender Transfer Agreement.

3. The Assignee, by its execution and delivery of this Lender Transfer Agreement, agrees that from and after the date hereof it shall be a Lender under the Credit Agreement and agrees to be bound by and to perform all of the terms, conditions and covenants of the Credit Agreement applicable to a Lender but its liability to make Borrowings shall be limited to its Commitments identified in paragraph 4 of this Lender Transfer Agreement.

4. [The Assignee confirms that its Revolving Commitment under the Credit Agreement is Cdn $___________________________ and its Term Commitment under the Credit Agreement is Cdn $___________________.] [Insert if applicable] [The Assignor confirms that its remaining Revolving Commitment under the Credit Agreement is Cdn $___________ and its remaining Term Commitment under the Credit Agreement is Cdn $___________.]

5. The Assignee agrees to assume, without recourse to the Assignor, all present and future liabilities and obligations of the Assignor as Lender under the Credit Agreement to the extent of the Assignee's Commitments as provided for herein and the Assignor is hereby released and discharged from such obligations and liabilities to the same extent.

6. The Assignee acknowledges and confirms that it has not relied upon and that neither the Assignor nor the Agent nor any of their respective directors, officers, employees or agents have not made any representation or warranty whatsoever as to the due execution, legality, effectiveness, validity or enforceability of any of the Loan Documents or any other documentation or information delivered by the Assignor or the Agent to the Assignee in connection therewith or for the performance thereof by any party thereto or of the financial condition of the Borrower. All representations, warranties and conditions express or implied by law or otherwise are hereby excluded.

7. The Assignee represents and warrants that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigation into the financial condition, creditworthiness, affairs, status and nature of the Borrower and has not relied and will not hereafter rely on the Assignor or the Agent or any of their respective directors, officers, employees or agents to appraise or keep under review on its behalf the financial condition, creditworthiness, affairs, status or nature of the Borrower.

8. Each of the Assignor and the Assignee represents and warrants to the other, and to the Agent, the Lenders and the Borrower that it has the capacity and power to enter into this Lender Transfer Agreement in accordance with the terms hereof and to perform its obligations arising therefrom, and all actions required to authorize the execution and delivery hereof and the performance of such obligations have been duly taken.

9. This Lender Transfer Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta, Canada.

10. Notices shall be given to the Assignee in the manner provided for in the Credit Agreement as follows:

[•]
[•]
Attention: [•]
Telecopier: [•]

11. This Lender Transfer Agreement shall be binding upon the Assignee and its successors and permitted assigns.

DATED this ____________ day of ____________________, 20______.

____

[Name of Assignee]

By: ______________________________
Name: •
Title: •

The Assignor hereby acknowledges the above Lender Transfer Agreement and agrees that its Revolving Commitment is reduced by an amount equal to the Revolving Commitment assigned

to the Assignee hereby, and its Term Commitment is reduced by an amount equal to the Term Commitment assigned to the Assignee hereby.

____

[Name of Assignor]

By: ______________________________

Name: •

Title: •

Each of the Agent and the Borrower hereby acknowledges the above Lender Transfer Agreement and consents to the Assignee becoming a Lender under the Credit Agreement to the extent of its Commitments as set out in paragraph 4 of the Lender Transfer Agreement.

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, by its Administrator, ALTAGAS LTD.

Per: ______________________________

Name: •

Title: •

THE TORONTO-DOMINION BANK, as Agent

Per: ______________________________

Name: •

Title: •

Schedule "H" to the Credit Agreement made as of March 9, 2009 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with THE TORONTO-DOMINION BANK as Agent

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[INTENTIONALLY DELETED]

Schedule "I" to the Credit Agreement made as of March 9, 2009 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with THE TORONTO-DOMINION BANK as Agent

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[INTENTIONALLY DELETED]

Schedule "J" to the Credit Agreement made as of March 9, 2009 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with THE TORONTO-DOMINION BANK as Agent

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[INTENTIONALLY DELETED]

Schedule "K" to the Credit Agreement made as of March 9, 2009 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with THE TORONTO-DOMINION BANK as Agent

[INTENTIONALLY DELETED]

Schedule "L" to the Credit Agreement made as of March 9, 2009 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with THE TORONTO-DOMINION BANK as Agent

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[INTENTIONALLY DELETED]

Schedule "M" to the Credit Agreement made as of March 9, 2009 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with THE TORONTO-DOMINION BANK as Agent

RESTRICTED SUBSIDIARIES

AltaGas Holding Limited Partnership No. 2
AltaGas Ltd.
AltaGas Holdings Inc.
AltaGas Power Holdings Partnership
AltaGas Operating Partnership
AltaGas Pipeline Partnership
AltaGas Limited Partnership
AltaGas Energy Limited Partnership
ECNG Energy L.P.
AltaGas Energy Solutions Inc.
AltaGas Services (US) Inc.
AltaGas Facilities (US) Inc
AltaGas Marketing (US) Inc.
AltaGas Holdings #2 Inc.
Taylor NGL Limited Partnership
Taylor Gas Liquids Ltd.
1155190 Alberta Ltd.
Taylor Gas Liquids Limited Partnership
Joffre Gas Liquids Limited Partnership
Taylor Gas Processing Limited Partnership
Harmattan Gas Processing Limited Partnership
Taylor Management Inc.
Taylor Processing Inc.
AltaGas General Partner Inc.

Schedule "N" to the Credit Agreement made as of March 9, 2009 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with THE TORONTO-DOMINION BANK as Agent

FORM OF SUBSIDIARY GUARANTEE

THIS GUARANTEE is made as of • by **[Subsidiary Guarantor]**, a **[corporation / partnership / trust]** duly **[incorporated/formed]** pursuant to the laws of • (the "**Guarantor**"), in favour of and for the benefit of the Guarantee Beneficiaries.

Recitals

1. The Guarantee Beneficiaries (or Affiliates thereof) have agreed to enter into the Credit Agreement on the condition that the Guarantor provide this Guarantee;

2. The Guarantor will derive significant benefit from the extension of credit by the Guarantee Beneficiaries to the Borrower and its Subsidiaries under Swap Agreements;

NOW, THEREFORE, the Guarantor agrees with the Guarantee Beneficiaries as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Guarantee, unless something in the subject matter or context is inconsistent therewith:

"**Borrower**" means AltaGas Holding Limited Partnership No. 1 and includes its successors and permitted assigns;

"**Credit Agreement**" means the credit agreement made as of March 9, 2009 among the Borrower, The Toronto-Dominion Bank, as Agent, and the Lenders party thereto, as amended, supplemented or restated from time to time;

"**Event of Default**" means an "**Event of Default**" as defined in the Credit Agreement or a default by the Borrower or any Subsidiary under any Swap Agreement which entitles the applicable Guarantee Beneficiaries to demand payment thereunder;

"**Guarantee Beneficiaries**" means The Toronto-Dominion Bank, for itself and as Agent and on behalf of the Lenders under the Credit Agreement (including the Swap Lenders);

"**Guaranteed Obligations**" means, collectively and at any time and from time to time, all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, matured or not) of the Borrower or any Subsidiary to the Guarantee Beneficiaries or any of them under, pursuant or relating to the Credit Agreement, any other Loan Document or

any Swap Agreement, whether the same are from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again.

Capitalized words and phrases used in this Guarantee and the recitals hereto without express definition herein shall, unless something in the subject matter or context is inconsistent therewith, have the same defined meanings as are ascribed to such words and phrases in the Credit Agreement. For certainty, if the Credit Agreement ceases to be in force for any reason whatsoever, then for all purposes hereof the aforementioned capitalized words and phrases shall continue to have the same defined meanings set forth in the Credit Agreement as if such agreement remained in force in the form immediately prior to its ceasing to be in force.

1.2 Headings and Guarantee References

(a) The division of this Guarantee into Articles and Sections, and the insertion of headings is for convenience of reference only and shall not affect the construction or interpretation of this Guarantee.

(b) The terms "this Guarantee", "hereof", "hereunder" and similar expressions refer to this Guarantee and not to any particular Article, Section or other portion hereof, and include any amendments hereto. Unless otherwise stated, references herein to Articles and Sections are to Articles and Sections of this Guarantee.

ARTICLE 2
NO COLLATERAL AGREEMENTS

2.1 Acknowledgement

The Guarantor confirms that its obligations under this Guarantee are not subject to any promise or condition affecting or limiting its liability, and no statement, representation, collateral agreement or promise on the part of the Guarantee Beneficiaries or any officer, employee or agent thereof forms any part of this Guarantee or has induced the making thereof or shall be deemed in any way to affect the Guarantor's liability hereunder, unless expressly set out herein. It is the parties' intent that all conditions and limitations relating to this Guarantee be expressly set out herein, failing which the Guarantor expressly waives reliance thereon as a defence to or limitation of its obligations hereunder.

ARTICLE 3
GUARANTEE

3.1 Guarantee

The Guarantor hereby absolutely, unconditionally and irrevocably guarantees to the Guarantee Beneficiaries the due and punctual payment and discharge of all Guaranteed Obligations. The Guarantor covenants that the Guaranteed Obligations will be fully and punctually paid strictly in accordance with the terms of the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable). The Guarantor hereby indemnifies the Guarantee Beneficiaries on demand by the Agent or the applicable Guarantee Beneficiaries

against any loss or liability suffered by them as a result of any Guaranteed Obligation being or becoming unenforceable, invalid or illegal.

3.2 Continuing Guarantee

This Guarantee shall be a continuing guarantee, shall cover and secure any ultimate balance owing to the Guarantee Beneficiaries on account of the Guaranteed Obligations, and shall be operative and binding notwithstanding that at any time or times the Guaranteed Obligations may equal zero or that any payments from time to time may be made to the Guarantee Beneficiaries or any settlements of account effected or any other thing whatsoever done, suffered or permitted, or any other action short of actual and final payment to the Guarantee Beneficiaries of all Guaranteed Obligations.

3.3 Other Guarantors

This Guarantee shall be operative and binding regardless of whether or not any proposed guarantor or any Persons other than the Guarantor have executed or shall execute this Guarantee or any other guarantee of the Guaranteed Obligations or is or are or shall become in any other way responsible to the Guarantee Beneficiaries for or in respect of the Guaranteed Obligations or any part thereof, and regardless of whether or not any other Persons now or hereafter liable to the Guarantee Beneficiaries for the Guaranteed Obligations or any part thereof (whether under this Guarantee or otherwise) shall cease to be so liable.

3.4 Identity of Borrower and Subsidiaries

This Guarantee is to extend to the Borrower and each Subsidiary notwithstanding any change or changes in the name, business, powers, objects, membership, partners, shareholders or other equity owners, directorate, organization or management of the Borrower or such Subsidiary, and notwithstanding any reorganization of the Borrower or such Subsidiary or the merger or amalgamation of the Borrower or such Subsidiary with another or others (including with the Guarantor, in which case the obligations of the Guarantor hereunder shall be direct), or the sale or disposal of any of the Borrower's or such Subsidiary's business in whole or in part to another or others, or the receivership, dissolution, insolvency, winding-up, arrangement, reorganization, bankruptcy or liquidation of or in respect of the Borrower or such Subsidiary, and no such event shall lessen, release or discharge the obligations of the Guarantor under this Guarantee.

3.5 Acknowledgement of Continued Liability

The Guarantor shall from time to time forthwith on the reasonable request of the Guarantee Beneficiaries deliver to them suitable acknowledgements of its continued liability hereunder in such form as counsel for the Guarantee Beneficiaries may advise.

3.6 Guarantor to Pay; Interest; Currency

(a) If at any time an Event of Default shall have occurred and be continuing and, in the case of the Credit Agreement, if the Agent shall be entitled to issue an Acceleration Notice under the Credit Agreement, the Guarantor shall forthwith on

demand by the Agent or the other applicable Guarantee Beneficiaries, pay to the Guarantee Beneficiaries the amount in default (including any accelerated obligations).

(b) If the Guarantee Beneficiaries make demand upon the Guarantor as provided in this Section, the Guarantor shall thereupon be liable to the Guarantee Beneficiaries for the amount demanded directly, as principal, and not just as surety, and will not plead or assert to the contrary in any proceeding taken by the Guarantee Beneficiaries in enforcing this Guarantee.

(c) The Guarantor shall pay interest on those of the Guaranteed Obligations that are payment obligations for which demand shall have been made, computed from and after the date of demand until payment in full, at the rate or rates provided in the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable) in respect of the obligation so demanded, calculated and compounded in the same manner, but without duplication of interest which is payable by the Guarantor where such interest forms part of the Guaranteed Obligations.

(d) All Guaranteed Obligations that are payment obligations shall be paid by the Guarantor in whichever currency or currencies in which they are denominated.

3.7 Statement of Obligations

The statement in writing of the Guarantee Beneficiaries from time to time of the indebtedness, obligations or liability of the Borrower or any Subsidiary to them shall be binding upon the Guarantor and shall be *prima facie* evidence of the amount of the indebtedness, obligations or liability. All right to question in any way the present or future method of the Guarantee Beneficiaries of dealing with the Borrower or any Subsidiary, or with any Persons now or hereafter liable to the Guarantee Beneficiaries for the Guaranteed Obligations or any part thereof, is hereby waived to the extent permitted by applicable law.

3.8 Not Bound to Exhaust Recourse

The Guarantee Beneficiaries shall not be bound to exhaust their recourse against the Borrower or any Subsidiary or to pursue any rights or remedies they may have against the Borrower or any Subsidiary, any other guarantor or any other Person, or to make any demand on or present any note to the Borrower or any Subsidiary or any Person other than the Guarantor, or file any proof of claim in any insolvency, administration, arrangement, winding-up, liquidation or bankruptcy before demanding or being entitled to demand payment from the Guarantor hereunder.

3.9 Authority

The Guarantee Beneficiaries shall not be concerned to see or enquire into the powers of the Borrower or any Subsidiary or the directors, officers or agents of the Borrower or any Subsidiary acting or purporting to act on its behalf, and all moneys, advances, renewals and credits in fact borrowed or obtained in the professed exercise of such powers shall be deemed to the extent permitted by applicable law to form part of the Guaranteed Obligations even if

irregularly, fraudulently, defectively or informally effected or in excess of the powers of the Borrower or any Subsidiary or the directors, officers or agents thereof, and notwithstanding any incapacity or disability of any thereof, and further notwithstanding any actual or constructive notice of the powers of the Borrower or any Subsidiary or the directors, officers or agents thereof.

3.10 Reinstatement

Where any discharge (whether in respect of the obligations of the Borrower or any Subsidiary, any security for such obligations or otherwise) is made in whole or in part or any arrangement is made on the faith of any payment, security or other disposition which is avoided or must be repaid on insolvency, bankruptcy, administration, arrangement, liquidation or otherwise, the liability of the Guarantor under this Guarantee shall continue as if there had been no such discharge or arrangement. The Guarantee Beneficiaries shall be entitled to concede or compromise any claim that any such payment, security or other disposition is liable to avoidance or repayment.

3.11 Postponement of Claims

During the continuance of an Event of Default applicable to the Borrower or a Subsidiary, all indebtedness and liabilities, present and future, of the Borrower or such Subsidiary, as applicable, to the Guarantor, together with any security therefor, is hereby postponed to all present and future indebtedness and liabilities of the Borrower or such Subsidiary, as applicable, to the Guarantee Beneficiaries and all monies received from the Borrower or such Subsidiary, as applicable, or for the account of the Borrower or such Subsidiary, as applicable, by the Guarantor shall be received and held by the Guarantor in trust for the Guarantee Beneficiaries and all other lenders whose obligations rank *pari passu* with the Guaranteed Obligations, and forthwith upon receipt paid over to the Guarantee Beneficiaries and such other lenders (pro rata to each in proportion to the aggregate of such obligations owing to such lenders) until the Borrower's or such Subsidiary's, as applicable, indebtedness and liabilities to the Guarantee Beneficiaries is finally paid and satisfied in full, all without prejudice to and without in any way limiting or lessening the liability of the Guarantor to the Guarantee Beneficiaries under this Guarantee.

3.12 Subrogation; No Competition with Guarantee Beneficiaries

The Guarantor shall not exercise any rights which it may have acquired by way of subrogation, indemnity or contribution under this Guarantee (by virtue of any payment being made by it hereunder, any liability to make payment hereunder, or otherwise), or exercise any right of contribution against any other guarantor, or, during the continuance of an Event of Default applicable to the Borrower or a Subsidiary, claim or exercise any right of set-off against the Borrower or such Subsidiary, as applicable, or any other guarantor, unless and until all Guaranteed Obligations have been finally paid and performed in full. If any amount shall be paid (including through any exercise of set-off rights) to the Guarantor arising out of or based upon such right of subrogation, indemnity, contribution or, during the continuance of an Event of Default, set-off at a time when the Guaranteed Obligations have not been paid and performed in full, such amount (in the case of a set-off, an amount equal to such set-off in fact exercised by it)

shall be deemed to have been paid to the Guarantor for the benefit of, and held by the Guarantor in trust for, the Guarantee Beneficiaries and all other lenders whose obligations rank *pari passu* with the Guaranteed Obligations and shall forthwith be paid to the Guarantee Beneficiaries and such other lenders (pro rata to each in proportion to the aggregate of such obligations owing to such lenders).

3.13 Filing of Claims in Insolvency

Notwithstanding Section 3.12, during the continuance of a Default or Event of Default applicable to the Borrower or such Subsidiary, on request by the applicable Guarantee Beneficiaries, the Guarantor will file, enforce and collect all claims against the Borrower or such Subsidiary, as applicable, in any receivership, bankruptcy, arrangement or other proceedings in which the filing of claims is contemplated by law in respect of any indebtedness of the Borrower or such Subsidiary, as applicable, to the Guarantor, and will hold in trust and assign to the Guarantee Beneficiaries and all other lenders whose obligations rank *pari passu* with the Guaranteed Obligations all of the Guarantor's rights thereunder. If the Guarantor fails to file, enforce or collect any such claim, any Guarantee Beneficiary, as attorney in fact of the Guarantor, is hereby authorized to do so in the name of the Guarantor or, in its discretion, to assign the claim to the Guarantee Beneficiaries or their nominee and cause a proof of claim to be filed in the Guarantee Beneficiaries' name or the name of their nominee for the benefit of the Guarantee Beneficiaries and all other lenders whose obligations rank *pari passu* with the Guaranteed Obligations. In all such cases, whether in receivership, bankruptcy, arrangement proceedings or otherwise, the Person or Persons authorized to pay such claim shall be fully authorized and entitled to pay to the Guarantee Beneficiaries (or their nominee) and all other lenders whose obligations rank *pari passu* with the Guaranteed Obligations the full amount payable on the claim in the proceeding before making any payment to the Guarantor, and to the extent necessary to give effect hereto, the Guarantor hereby assigns to the Guarantee Beneficiaries for the benefit of the Guarantee Beneficiaries and all other lenders whose obligations rank *pari passu* with the Guaranteed Obligations all of its rights to any payments or distributions to which the Guarantor otherwise would be entitled in such proceeding.

3.14 Preservation of Rights

Until all amounts which may be or become payable under or in connection with the Credit Agreement, any Loan Document or any Swap Agreement (as applicable) have been irrevocably paid and discharged in full (whether by the Borrower, any Subsidiary, the Guarantor or otherwise), after a claim has been made pursuant to this Guarantee which has not been paid in full, the Guarantee Beneficiaries may:

(a) refrain from applying or enforcing any other security, monies or rights held or received by the Guarantee Beneficiaries, as the case may be, in respect of (or capable of being applied in respect of) such amounts or apply and enforce the same in such manner and order as the Guarantee Beneficiaries see fit (whether against such amounts or otherwise); and

(b) hold in a suspense account (with the obligation to pay interest on the monies held therein at a reasonable rate available to it for deposits made by it in the same

currency on like terms and in like amounts) any monies received from the Guarantor or on account of the Guarantor's liability under this Guarantee.

ARTICLE 4
OBLIGATIONS NOT RELEASED

4.1 Obligations Absolute

The obligations of the Guarantor hereunder shall be absolute and unconditional, and shall not be released, diminished, discharged or in any way lessened, abated, impaired or reduced by:

(a) the Guarantee Beneficiaries agreeing to any renewal, extension, increased commitment, change, variation, alteration, restatement, waiver, modification, release or discharge in or in respect of the Guaranteed Obligations or the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable), or anything done, suffered or permitted by the Guarantee Beneficiaries in relation to the Guaranteed Obligations, the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable), including any amendment or change in the manner, time, place or calculation of payment of the Guaranteed Obligations (including increases or decreases in principal, interest rates, fees or other obligations);

(b) time or any indulgence being given to the Borrower, any Subsidiary or any other Person by the Guarantee Beneficiaries;

(c) the merging of the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable) or the Guaranteed Obligations or other obligations of the Borrower or any Subsidiary in, or any alteration thereof by virtue of, any subsequent agreement or amending agreement;

(d) the Guarantee Beneficiaries agreeing to any compromise, settlement, proposal, arrangement or plan of reorganization affecting the Borrower, any Subsidiary or any other guarantor;

(e) the Guarantee Beneficiaries agreeing to the release of any other guarantor or any other Person liable directly or as surety or otherwise for the Guaranteed Obligations or any part thereof, or the addition of any guarantor, endorser or surety;

(f) the Guarantee Beneficiaries failing or omitting to, or refraining from, taking any action to enforce the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable) or any rights or remedies thereunder, or proving the claim or part of the claim of the Guarantee Beneficiaries in any liquidation, bankruptcy, winding up, compromise, arrangement or other proceeding relating to the Borrower, any Subsidiary or any other Person;

(g) the lack of validity, enforceability, provability or collectibility (in whole or in part) for any reason of, or any informality, defect or irregularity in or omission

from, the Guaranteed Obligations or the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable) or any impossibility, impracticability, frustration, illegality, fraud, forgery, *force majeure*, act of government or change in applicable law, or the loans or advances constituting the Guaranteed Obligations having been made in excess of the power of the Guarantee Beneficiaries or any of them or in contravention of any of their governing statutes or constating documents;

(h) any common law or statute bar on enforcement of the whole or any part of the Guaranteed Obligations or the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable);

(i) any marshalling of assets and liabilities;

(j) any notice by the Guarantor purporting in any way to limit its liability hereunder in respect of any Guaranteed Obligations, whether arising prior or subsequent to such notice;

(k) any failure or lack of diligence on the part of the Guarantee Beneficiaries to examine, inspect, investigate, monitor or take any other steps in connection with the Borrower's or any Subsidiary's obligations under the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable), including in respect of environmental matters;

(l) any limitation on the amount guaranteed by any other guarantor of the Guaranteed Obligations; or

(m) any other event, circumstance, occurrence or contingency which might otherwise constitute a legal or equitable defence available to, or discharge of, the Guarantor, the Borrower, any Subsidiary or any other guarantor of or in respect of the Guaranteed Obligations;

in each case regardless of how substantial, fundamental or material such event or circumstance mentioned above may be, or however prejudicial it may be to the Guarantor, and without any requirement for notice to the Guarantor of any of such event or circumstance, subject to the requirements of applicable law.

4.2 Security from the Borrower or a Subsidiary

(a) Without limiting the generality of Section 4.1, the Guarantee Beneficiaries shall be at liberty (without in any way prejudicing or affecting their rights hereunder) from time to time to hold and receive such security for the Guaranteed Obligations or any part thereof as they may deem proper without any obligation of the Borrower or any Subsidiary to provide any security except as may be required under the Credit Agreement, and may give up, vary, exchange, release, surrender, discharge, waive, postpone, subordinate, abandon or otherwise deal with or fail to deal with such security or any part thereof or property covered thereby or allow the Borrower, any Subsidiary or others to deal with the property

covered thereby, all as the Guarantee Beneficiaries may consider expedient or appropriate, subject to the requirements of applicable law.

(b) The Guarantee Beneficiaries may, without exonerating in whole or in part the Guarantor, abstain from taking, perfecting or registering, or from continuing any such perfection or registration of, or from taking advantage of, any security or the provisions of any applicable law relating thereto.

(c) The Guarantee Beneficiaries may realize or refrain from realizing upon any security when, and in such manner, as the Guarantee Beneficiaries deem expedient, and the Guarantor to the extent permitted by applicable law waives any right it may have to receive notice of any actions or proceedings taken in respect thereof.

(d) None of (i) the failure to take or any loss of or in respect of any security or the property covered thereby, whether occasioned by the fault, omission, carelessness, negligence or recklessness of the Guarantee Beneficiaries or otherwise (including improvident or improper handling, collection or realization thereof or thereunder), (ii) the failure by the Guarantee Beneficiaries, in whole or in part, to put or keep themselves in a position to deliver any security or any of it to the Guarantor on payment of the Guaranteed Obligations, or (iii) any release, modification or waiver of, or failure, omission, delay, neglect, refusal or lack of diligence to enforce, any right, benefit, privilege or interest under any contract or agreement under which the rights of the Borrower or any Subsidiary have been collaterally or absolutely assigned or in which a security interest has been granted, shall in any way limit, lessen or release or otherwise abate the liability of the Guarantor hereunder.

4.3 Dealing with the Borrower or a Subsidiary

It is the intent of the Guarantor and the Guarantee Beneficiaries that the Guarantee Beneficiaries may discontinue, reduce, increase or otherwise vary the credit of the Borrower or any Subsidiary and otherwise deal, in the broadest sense of that word, with the Borrower or any Subsidiary and others, including any other guarantor, as the Guarantee Beneficiaries may see fit, all without prejudice to or in any way limiting or lessening the Guarantor's liability hereunder and without necessity for obtaining the consent of or giving notice to the Guarantor.

4.4 Notices not Required

No Guarantee Beneficiary nor any other Person shall, subject to the requirements of applicable law, have any duty or obligation to notify, or timely notify, the Guarantor of (i) any default, event of default or similar event (however denominated) under the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable), or any renewal, extension, supplement, modification, rearrangement, amendment, restatement, replacement, cancellation, rescission, revocation or reinstatement (whether or not material) in respect thereof, (ii) any taking, release or exchange of any security, (iii) any action taken or not taken by any Guarantee Beneficiary or any other Person against the Borrower, any Subsidiary or any other Person, (iv)

any new agreement between any Guarantee Beneficiary, the Borrower, any Subsidiary or any other Person, or (v) any other event or circumstance whatsoever.

ARTICLE 5
REPRESENTATIONS AND COVENANTS

5.1 Representations

The Guarantor represents and warrants to each of the Guarantee Beneficiaries that:

(a) It is a **[corporation / partnership / trust]** duly **[incorporated / formed]** and validly existing under the laws of the •. It is duly qualified to carry on business in each jurisdiction in which such qualification is required by law. It has the power and authority to own the assets it purports to own, to transact the business it transacts and proposes to transact and to comply with the provisions of this Guarantee and to duly perform and observe all of its obligations hereunder;

(b) The execution, delivery, and performance of this Guarantee by the Guarantor has been or will be, when executed and delivered, duly authorized by all necessary action, are within its power and capacity and will not violate any provision of applicable law, the constating documents of the Guarantor or any other governing document and will not result in the breach of, or constitute a default or require any consent under, any indenture or other agreement or instrument to which it is a party or by which it or its property may be bound or affected, and does not require any governmental approval;

(c) This Agreement constitutes a valid and legally binding obligation of it, enforceable against it in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by applicable law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally and to the qualification that equitable remedies such as specific performance and injunction are only available in the discretion of the court from which they are sought and general equitable principles; and

(d) It has determined that its liability and obligation under this Guarantee may reasonably be expected to substantially benefit the Guarantor directly. The Guarantor has had full and complete access to the underlying papers relating to the Guaranteed Obligations and all other papers executed by any other Person in connection with the Guaranteed Obligations. The Guarantor is fully informed of all circumstances which bear upon the risks of executing this Guarantee which a diligent inquiry would reveal. The Guarantor has adequate means to obtain from the Borrower or any Subsidiary, on a continuing basis, information concerning the Borrower's or such Subsidiary's financial condition, and is not depending on any Guarantee Beneficiary to provide such information, now or in the future. The Guarantor agrees that no Guarantee Beneficiary shall have any obligation to advise or notify the Guarantor or to provide the Guarantor with any data or information. The Guarantor acknowledges receipt of a copy of all Loan

Documents and Swap Agreements (if any) and understands the obligations of the Borrower or the applicable Subsidiary thereunder.

5.2 Covenants

The Guarantor covenants with the Guarantee Beneficiaries that it shall:

(a) comply with and be bound by each covenant in the Credit Agreement and the other Loan Documents and Swap Agreements that is applicable to the Guarantor; and

(b) not take any action or fail to take any action which would result in the Borrower or any Subsidiary being in breach of any term or provision of the Credit Agreement or any other Loan Document or Swap Agreement.

ARTICLE 6
WITHHOLDING TAX

6.1 Payment Net of Withholding Tax

The Guarantor shall make all payments required hereunder to any Guarantee Beneficiary, whether by way of principal, interest or otherwise, without withholding any Tax. If the Guarantor is required by applicable law to deduct any withholding Tax from or in respect of any amounts payable under this Guarantee in respect of a Guarantee Beneficiary (a) the amounts payable by the Guarantor hereunder will be increased by the amount necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 6.1), the Guarantee Beneficiaries will receive an amount equal to the sum they would have received had no such deductions been made, (b) the Guarantor will make such deductions, and (c) the Guarantor will pay the full amount deducted to the relevant taxing authority or other governmental authority in accordance with applicable law.

ARTICLE 7
EXPENSES AND INDEMNITY

7.1 Expenses

The Guarantor shall pay to the Guarantee Beneficiaries all reasonable out-of-pocket costs and expenses incurred by the Guarantee Beneficiaries from time to time in the documentation, preparation, negotiation, printing, execution, registration, delivery, enforcement, realization and collection of or in respect of this Guarantee, including the reasonable fees of legal counsel for the Guarantee Beneficiaries on a solicitor and his own client basis. All such amounts shall be payable by the Guarantor on demand, shall bear interest at the Prime Rate plus one percent (1%) per annum, calculated from the date demanded by the Guarantee Beneficiaries to the date paid by the Guarantor.

7.2 Indemnity

The Guarantor shall indemnify the Guarantee Beneficiaries and hold them harmless against all losses, costs, expenses, liabilities, actions, suits, claims or damages of any and every kind incurred by the Guarantee Beneficiaries as a result of:

(a) a default by the Guarantor in the payment of any Guaranteed Obligations, and

(b) the failure by the Guarantor to comply with any of its covenants or other obligations hereunder.

Without limiting the generality of the foregoing, this indemnity shall extend to:

(i) reasonable legal fees on a solicitor and his own client basis, including the costs of defending and/or counterclaiming or claiming over against third parties in respect of any action or matter, and

(ii) any amounts payable arising out of a settlement of any action entered into between the Guarantee Beneficiaries or any of them and any other Person with the consent of the Guarantor, not to be unreasonably withheld.

A certificate of the Guarantee Beneficiaries as to the amount of any such loss or expense shall be *prima facie* proof of the amount thereof. The amount required to be paid by the Guarantor hereunder shall be payable by the Guarantor on demand, shall bear interest at the Prime Rate plus one percent (1%) per annum calculated from the date of demand for any indemnified outlay is made by the Guarantee Beneficiaries hereunder to the date paid by the Guarantor. The provisions of and undertakings and indemnification set out in this Section shall survive the payment and satisfaction of the Guaranteed Obligations.

ARTICLE 8
GENERAL

8.1 Notice

Any notice, communication or demand to be made or given hereunder shall be in writing and may be made or given by personal delivery or by facsimile or other electronic means of communication addressed as follows:

To the Guarantor:

[Subsidiary Guarantor]
c/o AltaGas Ltd.
1700, 355 - 4th Avenue SW
Calgary, AB T2P 0J1

Attention: Treasurer
Facsimile: (403) 508-7258

To the Guarantee Beneficiaries:

The Toronto-Dominion Bank, as Agent
Royal Trust Tower
77 King Street West, 18th Floor
Toronto, Ontario
M5K 1A2

Attention: Vice-President, Loan Syndications - Agency
Facsimile: (416) 982-5535

or to such other address or facsimile number as any party may from time to time notify the other in accordance with this Section. Any notice, communication or demand made or given by personal delivery during usual business hours at the place of receipt on a Business Day shall be deemed to have been given on the day of actual delivery thereof. Any notice, communication or demand made or given by personal delivery after usual business hours on a Business Day or by facsimile or other electronic means of communication shall be deemed to have been given, on the first Business Day following the delivery or transmittal thereof.

8.2 Governing Law and Jurisdiction

(a) THIS GUARANTEE SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE LAW OF THE PROVINCE OF ALBERTA AND THE LAW OF CANADA APPLICABLE THEREIN.

(b) The Guarantor agrees that the courts of Alberta shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any disputes which may arise out of or in connection with the aforesaid documents and it irrevocably submits to the non-exclusive jurisdiction of such courts, without prejudice to the rights of any Guarantee Beneficiary to take proceedings in any other jurisdictions, whether concurrently or not.

8.3 Payment on Stay

If:

(a) the Borrower, any Subsidiary or the Guarantor is prevented from making payment of any of the Guaranteed Obligations when it would otherwise be required to do so; or

(b) the Guarantee Beneficiaries are prevented from demanding payment of the Guaranteed Obligations;

in each case because of a stay or other judicial proceeding or any other legal impediment, all Guaranteed Obligations or other amounts otherwise subject to demand, acceleration or payment shall nevertheless be payable by the Guarantor as provided for hereunder.

8.4 Prohibited Rate

In no event shall any interest or fee to be paid hereunder exceed the maximum rate permitted by applicable law. In the event any such interest rate or fee exceeds such maximum rate, such rate shall be adjusted downward to the highest rate (expressed as a percentage per annum) or fee that the parties could validly have agreed to by contract on the date hereof under applicable law. It is further agreed that any excess actually received by a Guarantee Beneficiary shall be credited against the Guaranteed Obligations.

8.5 Assignment

(a) The Guarantee Beneficiaries may assign, or grant participation in, this Guarantee (in whole or in part) to any Person to whom they are entitled to assign any Guaranteed Obligations under the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable).

(b) Except as permitted by the Credit Agreement, the Guarantor shall not assign its rights or obligations hereunder without the prior written consent of the Guarantee Beneficiaries.

(c) Subject to paragraphs (a) and (b), this Guarantee shall enure to the benefit of and be binding upon the Guarantor, the Guarantee Beneficiaries, and their respective successors and permitted assigns.

8.6 Severability

Any provision of this Guarantee which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

8.7 Whole Agreement

This Guarantee constitutes the whole and entire agreement between the parties hereto and cancels and supersedes any prior agreements, undertakings, declarations, commitments and representations, written or oral, in respect thereof.

8.8 Amendments, Waivers and Consents

This Guarantee may only be amended by an agreement in writing between the Guarantor and the Guarantee Beneficiaries which are Lenders under the Credit Agreement, and provisions hereof may be waived or matters consented to by the Guarantee Beneficiaries which are Lenders under the Credit Agreement only if the Guarantee Beneficiaries which are Lenders under the Credit Agreement so agree in writing. Any waiver or consent by the Guarantee Beneficiaries which are Lenders under the Credit Agreement under any provision of this Guarantee may be given subject to any conditions thought fit by the Guarantee Beneficiaries which are Lenders

under the Credit Agreement. Any waiver or consent shall be effective only in the specific instance and for the purpose for which it is given.

8.9 Further Assurances

(a) Each party shall promptly cure any defect by it in the execution and delivery of this Guarantee.

(b) The Guarantor, at its expense, shall promptly execute and deliver to the Guarantee Beneficiaries, upon request by the Guarantee Beneficiaries in writing, all such other and further documents, agreements, certificates and instruments in order to give effect to the covenants and agreements of the Guarantor in this Guarantee, and shall make any recording, file any notice or obtain any consent in connection therewith, all as may be reasonably necessary or appropriate.

8.10 Time of the Essence

Time shall be of the essence of this Guarantee.

8.11 Separate Action

In case of default hereunder, the Guarantee Beneficiaries may maintain an action or separate successive actions upon this Guarantee against the Guarantor whether or not the Borrower or the applicable Subsidiary is joined therein or a separate action is brought against the Borrower, such Subsidiary or any other guarantor or any judgment obtained against any of them. The Guarantee Beneficiaries' rights shall not be exhausted by the exercise of any of the Guarantee Beneficiaries' rights hereunder or otherwise against the Guarantor or by any number of successive actions until and unless all Guaranteed Obligations have been fully paid and performed, and each of the Guarantor's obligations hereunder has been fully performed.

8.12 Waiver and Acknowledgement

(a) The Guarantor hereby to the extent permitted by applicable law expressly waives:

(i) notice of acceptance of this Guarantee;

(ii) notice of the existence or creation of all or any of the Guaranteed Obligations;

(iii) any right to require marshalling of assets and liabilities;

(iv) presentment, notice of dishonour, protest, and all other notices whatsoever except for demand for payment hereunder; and

(v) diligence in collection or protection of or realization upon all or any of the Guaranteed Obligations or any obligation hereunder.

(b) The Guarantor acknowledges the terms of the Credit Agreement, the other Loan Documents and the Swap Agreements (if any) and consents to and approves the same.

(c) The Guarantor hereby acknowledges receipt of a true copy of this Guarantee.

(d) Nothing herein shall create any joint or joint and several liability of the Borrower and any of the Subsidiaries under any Loan Document or Swap Agreement except to the extent expressly set forth therein.

8.13 Release of Guarantee

This Guarantee shall be released by the Agent on behalf of Guarantee Beneficiaries if and to the extent permitted by subsection 9.4(b) of the Credit Agreement.

IN WITNESS WHEREOF the Guarantor has executed this Guarantee.

[SUBSIDIARY GUARANTOR]

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

SEC File # 82-34911

Schedule "O" to the Credit Agreement made as of March 9, 2009 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with THE TORONTO-DOMINION BANK as Agent

COMMITMENTS OF LENDERS

LENDER	REVOLVING COMMITMENT	TERM COMMITMENT
The Toronto-Dominion Bank	Cdn $33,000,000	Cdn $22,000,000
Royal Bank of Canada	Cdn $18,000,000	Cdn $12,000,000
The Bank of Nova Scotia	Cdn $18,000,000	Cdn $12,000,000
Canadian Imperial Bank of Commerce	Cdn $18,000,000	Cdn $12,000,000
National Bank of Canada	Cdn $18,000,000	Cdn $12,000,000
HSBC Bank Canada	Cdn $18,000,000	Cdn $12,000,000
Canadian Western Bank	Cdn $15,000,000	Cdn $10,000,000
Alberta Treasury Branches	Cdn $12,000,000	Cdn $8,000,000
	Cdn $150,000,000	**Cdn $100,000,000**

STIKEMAN ELLIOTT

Stikeman Elliott LLP Barristers & Solicitors

4300 Bankers Hall West, 888-3rd Street S.W., Calgary, Canada T2P 5C5
Tel: (403) 266-9000 Fax: (403) 266-9034 www.stikeman.com

SEC File # 82-34911

Kathy Estey
Direct: (403) 508-9261
Fax: (403) 266-9034
E-mail: kestey@stikeman.com

BY SEDAR

April 3, 2009
File No.: 117061-1006

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Newfoundland Securities Commission

Dear Sirs/Mesdames:

Re: **AltaGas Income Trust**
Management Discussion and Analysis & Related Annual Report
SEDAR Project Numbers 01383192 and 01389646 (respectively)

We are legal counsel to AltaGas Income Trust ("AltaGas"). We hereby refile on behalf of AltaGas the Annual Management Discussion and Analysis ("MD&A") and the related Annual Report for the year ended December 31, 2008.

The above noted documents are being refiled due to non-material typographical errors which have now been corrected.

Please note the typographical errors occurred in the Contractual Obligations Table on page 54 of the MD&A and Annual Report.

Please advise should you require any additional information or action on our part.

Regards,

"Kathy Estey"

Kathy Estey
Securities Paralegal

CALGARY
VANCOUVER
TORONTO
MONTREAL
OTTAWA
NEW YORK
LONDON
HONG KONG
SYDNEY

SEC File # 82-34911

md&a contents

financial growth

Net Income per Basic Unit
$


2.50
1.66
0.83
0.0
04 05 06 07 08
1.33 1.67 2.06 1.90 2.38

Funds from Operations per Basic Unit
$


3.50
2.33
1.16
0.0
04 05 06 07 08
2.20 2.39 2.91 2.84 3.16

Invested Capital
$ millions


850
150
0
04 05 06 07 08
134.3 90.2 71.5 86.1 824.8

Debt as a Percent of Total Capitalization
%


60
40
20
0
04 05 06 07 08
42.6 36.0 33.4 27.4 37.8
Target Range

SEC File # 82-34911

2008 key drivers

- Larger energy infrastructure asset base as a result of the $600 million acquisition of Taylor NGL Limited Partnership. Acquisition added 1 Bcf/d extraction inlet capacity, 150 Mmcf/d processing capacity and 140,000 Bbls/d NGL transport capacity.
- Gas business reported strong results despite impact of five extraction plant turnarounds and planned and unplanned downtime at some field processing facilities.
- Changes to the royalty regime in Alberta and the economic environment impacted drilling activity and volume throughput.
- Strong power prices in Alberta due to low reserve margins. New summer and winter peak demand records were set in 2008.
- Hedging strategy resulted in strong performance in both gas and power. Realized frac spread was $27/Bbl, compared to $21/Bbl in 2007. Realized power price was $85/MWh, compared to $69/MWh in 2007.
- Reduction in future income taxes as a result of tax planning strategies.
- Higher interest expense due to higher debt balances as a result of Taylor acquisition.

$476.5 million net revenue	**$189.4 million** operating income
$256.4 million ebitda	**$824.8 million** invested capital

Net revenue
$ millions
Before intersegment eliminations

- Gas
- Power
- Corporate


12.9
129.0
334.2

EBITDA
$ millions
Excluding corporate segment

- Gas
- Power


125.3
161.0

Operating Income
$ millions
Excluding corporate segment

- Gas
- Power


117.9
103.6

Invested Capital
$ millions

- Gas
- Power
- Corporate


7.3
142.4
675.1

management's discussion and analysis

The Management's Discussion and Analysis (MD&A) of operations and Consolidated Financial Statements presented herein are provided to enable readers to assess the results of operations, liquidity and capital resources of AltaGas Income Trust (AltaGas or the Trust) as at and for the year ended December 31, 2008 compared to 2007. This MD&A dated March 3, 2009 should be read in conjunction with the accompanying audited Consolidated Financial Statements and notes thereto of the Trust for the year ended December 31, 2008.

This MD&A contains forward-looking statements. When used in this MD&A the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this MD&A contains forward-looking statements with respect to, among others things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements are set forth under: "Strategy"; "Consolidated Outlook"; "Gas Business – Capitalizing on Opportunities"; "Gas Business – Outlook"; "Power Business – Capitalizing on Opportunities"; "Power Business – Outlook"; "Capital Projects"; and "Corporate Outlook".

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties including without limitation, changes in market competition, governmental or regulatory developments, changes in tax legislation, general economic conditions and other factors set out in the Trust's public disclosure documents.

Many factors could cause the Trust's or any of its business segment's actual results, performance or achievements to vary from those described in this MD&A, including without limitation those listed above as well as the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in this MD&A herein should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this MD&A are expressly qualified as cautionary statements.

Financial outlook information contained in this MD&A about prospective results of operations, financial position or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this MD&A should not be used for the purposes other for which it is disclosed herein.

Additional information relating to AltaGas can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, including its annual MD&A and Consolidated Financial Statements, Annual Information Form, Information Circular, Business Acquisition Report and Proxy Statement, material change reports and press releases issued by the Trust, are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

The material businesses of the Trust are operated by AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership and AltaGas Pipeline Partnership, Taylor NGL Limited Partnership (Taylor), as well as AltaGas Energy Limited Partnership (formerly known as PremStar Energy Canada Limited Partnership), ECNG Energy L.P. (collectively the operating subsidiaries), AltaGas Renewable Energy Inc. (AREI) (formerly known as NovaGreenPower Inc.) and AltaGas Renewable Energy GP Inc. (ARELP) (formerly known

as GreenWing Energy Development GP Inc.). The cash flow of the Trust is solely dependent on the results of the operating subsidiaries and is predominantly derived from interest earned on loans to the operating subsidiaries and from dividends or returns of capital from equity interests held within the Trust structure.

AltaGas General Partner Inc., through its Board of Directors, the members of which are elected by the Trust at the direction of the holders of the units, has been delegated by the trustee of the Trust to manage or supervise the business and affairs of the Trust. AltaGas Ltd. provides all management, administrative and operating services to the Trust and its subsidiaries.

VISION

AltaGas' vision is to be a leading Canadian energy infrastructure company with a focus across Canada and the northern and western United States, by capitalizing on its solid underlying business, operational expertise and financial strength. To achieve its vision, AltaGas focuses on increasing the value and profitability of its existing assets and growing and diversifying through development and acquisition of gas and power infrastructure.

OVERVIEW OF THE BUSINESS

AltaGas is a natural gas and power infrastructure business with physical links along the energy value chain. AltaGas has significant operating experience that has delivered a strong track record of efficiency, reliability and profitability of its assets. AltaGas also has knowledge of the markets it serves and the financial discipline required to create long-term value for its investors. AltaGas is focused on maximizing the profitability and long-term value of its current assets and growing its energy infrastructure business through the acquisition and development of assets and by providing services that are linked to its existing business.

The gas business is composed of gathering and processing assets which include natural gas gathering pipelines and processing facilities. The gathering systems move natural gas from producing wells to processing facilities and the processing facilities remove impurities and certain hydrocarbon components from natural gas, in addition to compressing the gas to meet downstream pipelines' operating specifications for transportation. The processing assets also include ethane and natural gas liquids (NGL) extraction and field fractionation facilities. Extraction plants straddle major natural gas transmission pipelines and reprocess the natural gas to extract and recover ethane and NGLs. The Trust has 1.6 Bcf/d extraction processing capacity and 1.2 Bcf/d raw gas processing capacity. The gas business also includes natural gas and NGL transmission pipelines. Transmission pipelines deliver natural gas and NGLs to distribution systems, end-users or other downstream pipelines. Another key component of the gas business is the ability to use AltaGas' market knowledge and expertise to optimize assets to create value. AltaGas provides energy consulting and supply management services to non-residential end-users, buys and resells energy, gas transportation and storage, and markets gas for producers to further enhance value by optimizing the infrastructure that forms much of the value chain.

The power business consists of 353 MW of coal-fired base-load generation acquired under power purchase arrangements (PPAs). The PPAs are owned through a 50 percent ownership interest in the Sundance B PPAs, giving AltaGas the rights to Sundance B power output and ancillary services until December 31, 2020. The Sundance plant is located 70 km west of Edmonton, Alberta. AltaGas' power generation portfolio also includes the Bear Mountain Wind Park near Dawson Creek, British Columbia, which will have a capacity of 102 MW and is currently under construction and expected to be in service in November 2009, 39 MW of gas-fired power peaking capacity of which 25 MW was acquired under a capital lease, as well as a 25 percent interest in a 7-MW run-of-river hydroelectric generation facility. In 2008, the Trust made a number of acquisitions adding eight run-of-river projects in B.C. and various wind projects in Canada and the United States. AltaGas currently has a combined potential of approximately 1,900 MW in renewable energy development projects.

ALTAGAS' STRATEGY

The Trust is a pure play energy infrastructure business that provides services along the energy value chain through gathering, processing, transporting, storage and marketing of natural gas and NGLs and the generation and sale of electricity. The sound long-term supply and demand fundamentals for gas and power form the foundation for AltaGas' strategy.

The Trust's strategy is to increase unitholder value through the delivery of sustainable and increasing earnings and cash flow from its existing assets, as well as from the growth and diversification of its business through acquisition and construction of new natural gas and power infrastructure assets with long economic lives. Investments are diversified in terms of revenue source, contractual terms, exposure to industry cycles and location. The Trust expects the growth in its business to be evenly split between gas and power over the long-term through investments in Canada and the northern and western United States. The Trust has a strong track record of employing its operational expertise, energy market knowledge and financial discipline and strength to deliver sustainable returns to its investors.

By positioning the Trust's assets and services strategically along the energy value chain, AltaGas links energy production to energy users. AltaGas pursues opportunities that offer strong financial returns and growth potential, identifies, evaluates and targets opportunities that are accretive to earnings and cash flow and that provide the appropriate balance between risk and return.

2008 HIGHLIGHTS

AltaGas:

- Completed the acquisition of Taylor on January 10, 2008 for the aggregate purchase price of approximately $600 million. The Taylor acquisition resulted in a significant increase in AltaGas' gas infrastructure assets;
- Acquired wind and hydroelectric projects under development. One acquisition was purchased through the issuance of special warrants while all others were cash purchases. AltaGas purchased approximately 1,000 MW of wind and run-of-river development projects for a total of $55 million in cash and special warrants;
- Completed approximately $50 million in projects to increase volumes and boost efficiency at its Harmattan Complex. During 2008, the Complex increased natural gas processing throughput by 30 to 40 Mmcf/d and increased NGL volumes processed and therefore ethane extraction volumes by 1,100 to 1,400 Bbls/d;
- Completed an equity offering of 3,825,000 Trust units at a price of $26.20 per Trust unit. The underwriters exercised their over-allotment option in full, acquiring an additional 573,750 Trust units at a price of $26.20 per Trust unit. The total offering of 4,397,750 Trust units generated net proceeds of $110 million;
- Completed the installation of the tower foundations for the 102-MW Bear Mountain Wind Park. The project remains on schedule to be in operation by November 2009 at a cost of approximately $200 million;
- Started construction of the Sarnia Storage Pool. It remains on budget and is expected to be operational by July 2009;
- Generated net income of $163.6 million ($2.38 per unit) compared to $108.8 million ($1.90 per unit) in 2007;
- Reported EBITDA[(1)] of $256.4 million ($3.73 per unit), up from $173.7 million ($3.03 per unit) in 2007;
- Generated cash from operations of $205.4 million ($2.99 per unit) in 2008 compared to $183.3 million ($3.19 per unit) in 2007;
- Generated funds from operations[(1)] of $217.1 million ($3.16 per unit) compared to $162.9 million ($2.84 per unit) in 2007; and
- Increased monthly distributions by 3 percent from $0.175 to $0.180 beginning with the September 2008 distribution;

(1) *Includes financial measures not included under Canadian generally accepted accounting principles. Please see discussion in Non-GAAP Financial Measures.*

CONSOLIDATED OUTLOOK

AltaGas is well positioned to deliver another year of strong results in 2009, despite a challenging economic environment. The majority of the Trust's earnings are underpinned by long-term, fee-for-service, cost-of-service or minimum volume commitment contracts. To the extent that the Trust is exposed to frac spreads and power prices in Alberta, the Trust has a disciplined hedging strategy which mitigates the impact of frac spread and power price volatility. The diversified suite of assets contributes to earnings stability as the impact of commodity price exposures in the gas and power businesses often offset each other. In the gas business results are expected to be flat in 2009 compared to 2008 as lower frac spreads are offset by the earnings and

cash flow contribution from the 2008 and 2009 capital projects as well as fewer turnarounds and increased plant reliability. The power business results are expected to be lower based on the current forward spot price for power. Average power demand in Alberta is expected to remain relatively flat in 2009, although in 2008 new summer and winter peak demand records were set despite relatively flat demand growth for that period. Lower power prices in Alberta will be partially offset by the contribution from the new peaking plants which came on line in late 2008 and the Bear Mountain Wind Park which is expected to be in service in November 2009.

The Trust is also well positioned to take advantage of growth opportunities as they arise. The $100 million equity issuance which closed on February 10, 2009 reduced the Trust's debt-to-total capitalization from 37.8 percent as at December 31, 2008 to 32 percent on a proforma basis. In February 2009, the Trust secured commitments for a new $250 million revolving and term credit facility to replace the Trust's $250 million credit facility that was scheduled to mature in September 2009. The new facility matures in August 2010. The stronger balance sheet and increased liquidity and flexibility provide the Trust with the ability to capitalize on growth opportunities to enhance returns to unitholders at a time when other market participants may be capital constrained. AltaGas expects to term-out a portion of its bank credit facilities in 2009 to further improve its financial liquidity and flexibility.

GAS BUSINESS

The Trust's gas business consists of gas and NGL processing and transportation infrastructure as well as gas marketing and optimization offerings to enhance value along the energy value chain. AltaGas management believes that North America's natural gas producing regions will continue to require significant investment in drilling, gathering and processing assets to support the levels of production needed to meet long-term demand for natural gas.


ONTARIO
BRITISH COLUMBIA
ALBERTA
SASKATCHEWAN
EDMONTON
CALGARY
VANCOUVER
GAS
Extraction Plant
Transmission Pipeline
Field Gathering & Processing Area
Major Transmission Pipeline
Storage Facility – Under Development

Capitalizing on Opportunities

AltaGas pursues opportunities in its gas business to enhance long-term unitholder value. The Trust's objectives are to:

- Increase throughput and utilization of existing facilities;
- Acquire and develop new gas infrastructure assets to meet customer demand;
- Increase returns and mitigate volume risk by directly recovering operating costs from customers;
- Enter into commercial arrangements that have long-term fixed-fee or cost-of-service components;
- Enhance operational efficiencies and returns through consolidation of facilities, plant upgrades and integration with other business segments;
- Manage costs and improve reliability and efficiencies; and
- Create new service offerings and build on national brand development in its energy services business.

The Trust's gas business provides safe and reliable gathering, processing, extraction, transportation and ancillary services to its customers. The strategic focus is on increasing profitability of the existing infrastructure, increasing market share and redeploying assets to capitalize on increased exploration and drilling activities, as well as increasing long-term fixed-fee or cost-of-service contracts. While the Western Canada Sedimentary Basin (WCSB) is considered to be a maturing basin, AltaGas remains confident that the long-term demand for natural gas will result in a return to strong natural gas prices and improvements in exploration, drilling and completion technology and hence the long-term viability of the WCSB. The emergence of unconventional gas plays in the WCSB such as the Montney and Horn River, as well as continued drilling in the Alberta Deep Basin, provides the basis for this outlook.

The Taylor acquisition is an example of AltaGas' strategy at work. The assets are low-risk, long-life energy infrastructure that are underpinned by long-term contracts that provide stable and predictable cash flows. With the acquisition, AltaGas' infrastructure touches more than 2 Bcf/d of natural gas. The Trust has interests in six extraction facilities serving the WCSB and operates four of them. The contribution from the extraction business increased significantly in 2008, thereby diversifying revenue sources within the WCSB. Approximately 12 percent of total extraction volumes are exposed to commodity price fluctuations, although contractual arrangements allow the Trust to limit downside risk and shut-in production when extraction margins or frac spreads are low. In addition, the Trust has hedged an appropriate portion of the exposed extraction volumes to reduce earnings volatility.

Growth opportunities in the Trust's gas business are expected to arise from plant modifications to increase product recoveries or overall throughput at facilities, by increasing interests in existing plants, acquiring facilities or through construction of new facilities in emerging or growing supply regions.

The Trust has significantly increased its extraction assets. The natural gas supply to the Joffre and Edmonton extraction plants depends on natural gas demand pull from central Alberta's petrochemical industry, residential and other commercial usage. The Empress Extraction plants rely on the supply of natural gas from natural gas export volumes, while the Younger extraction plant is supplied from the robust natural gas producing region of northeast British Columbia. The Harmattan Complex is a significant service provider in its west central Alberta capture area. Many other facilities in the Harmattan area are currently underutilized, providing AltaGas with opportunities to consolidate and optimize asset utilization and increase profitability. The Harmattan Co-Stream Project is also expected to increase processing capability at the plant. Overall, the diverse nature of its extraction infrastructure should provide ongoing opportunities for AltaGas to increase throughput, utilization and profitability.

The main value drivers in the transmission business are the fees earned, which are based on contracted volumes and transmission capacity to serve new and expanding customer requirements for shipping gas to market. Due to the integrated nature of AltaGas' businesses, transmission services are often offered in combination with AltaGas' gathering and processing, natural gas marketing and extraction services. AltaGas works with customers to create transmission solutions in areas where pipeline capacity is required to meet producer and market demands.

The Field Gathering and Processing (FG&P) segment includes a network of approximately 6,500 km of gathering lines, substantial processing capacity with expansion potential and access to downstream transportation pipelines that offer customers diverse marketing opportunities. Most of the compression and processing units are skid mounted. This allows AltaGas to relocate units quickly and cost effectively to respond to the changing processing needs of its customers. New area development is typically initiated from the drilling programs of AltaGas' existing and expanding customer base.

AltaGas may also see increased opportunities to acquire or build gathering and processing infrastructure from or on behalf of producers wishing to redeploy capital to exploration and production activities rather than dedicating to non-core activities such as processing. There are also opportunities to expand volumes by tying in new wells and building or purchasing adjoining facilities and systems to create larger franchise areas to capture operating synergies. Based on its existing infrastructure, the Trust expects to capitalize on growing natural gas production in northeast B.C., as well as unconventional sources of gas such as shale and coal bed methane.

The Energy Services segment of the Trust's gas business provides gas control and gas supply contracting services to the gas and power businesses. AltaGas pursues additional opportunities to enhance the value of its infrastructure through support services ancillary to its businesses. These include opportunities to increase margins earned in transmission, maintain the cost effective flow of gas through extraction plants and increase services provided to producers. Another objective within this area is to share gas and electricity market knowledge across all business segments and enhance the energy value chain to more effectively serve customers across Canada.

Gas Business Outlook

In 2009 the gas business is expected to deliver another year of strong results similar to 2008. Weakness in frac spreads and lower producer activity are expected to be offset by the contribution from capital expenditures at the Harmattan Complex, the Ethylene Delivery System (EDS) upgrade, the Sarnia Storage project, the expansion of the Pouce Coupe facility, as well as opportunities to consolidate plants and grow volume throughput in areas that are experiencing drilling activity. In 2009 there is one planned turnaround in the FG&P segment expected to cost approximately $1 million compared to 2008 plant turnarounds in both FG&P and extraction which cost approximately $5 million. NGL production at Younger is expected to grow as a result of increased producer activity in the area. The gas business is also expected to benefit from initiatives such as the Bantry acid gas injection project and initiatives at the Harmattan Complex and Rainbow Lake facility which are expected to improve reliability and efficiency.

Gas Business Risk Management

AltaGas' gas infrastructure assets process and transport natural gas and NGL produced in the WCSB. Utilization of these facilities is dependent on a number of factors including natural gas supply and demand, the ability of natural gas producers to deliver natural gas to the various pipeline systems and processing facilities, the long-term price of natural gas, the level of demand for ethane and NGL and the regulatory environment for NGL market participants. The extraction business is influenced by natural gas composition and the difference between the value of the ethane, propane, butane and pentanes-plus as separate marketable commodities versus their value in a heat content basis within the natural gas stream.

In the energy management business, AltaGas competes with other consulting firms. In the gas services business, AltaGas' competitors range from single-person operations to large marketing and aggregation companies. The most significant risks in the Energy Services segment are counterparty and commodity price risk. The credit-intensive nature of this business requires balance sheet support to enable the execution of fixed-price natural gas purchase and sale agreements.

AltaGas manages its exposure to financial risk in the gas business using the strategies outlined in the following table.

RISKS	STRATEGIES AND ORGANIZATIONAL CAPABILITY TO MITIGATE RISKS	INDICATORS AND ACHIEVEMENTS
Long-term volume declines	• Contract provisions underpin capital commitments. • Long-term contracts independent of throughput, such as take-or-pay, area of mutual interest, geographic franchise with economic out.	• In 2008, 30 percent of extraction ethane production sold under long-term cost-of-service contracts. • 99 percent of net revenue from transmission contracts are cost-of-service, take-or-pay or fixed-fee. • New field gathering and processing facilities and expansions underpinned by take-or-pay contracts.
	• Increase market share by expanding existing facilities or acquiring or constructing new facilities.	• Completed the integration of the Taylor assets, which added the Harmattan Complex, the Younger Plant, the remaining ownership in the Joffre Extraction Plant, two NGL transmission pipelines and the RET facility. • Completed Harmattan project increasing volumes processed by approximately 30 to 40 Mmcf/d and significantly expanding Harmattan catchment area. • Signed contract to expand Pouce Coupe facility to serve growing production in Northeast B.C. Currently in regulatory approval process.
	• Increase geographical and customer diversity to reduce exposure to individual customer or area of the WCSB. • Strategically locate facilities to provide secure access to gas supply.	• Approximately 250 customers with no customer representing more than 8 percent of FG&P net revenue during 2008. • Top 10 FG&P customers represented 10 percent of consolidated net revenues in 2008. • 76 FG&P facilities in 30 operating areas in three provinces within the WCSB. • Interest in six of Canada's 10 NGL extraction facilities.
	• Collaborate with other AltaGas segments to increase volumes through the extraction facilities.	• Empress extraction facilities maintained high capacity utilization through gas contracted by gas services business.

SEC File # 82-34911

RISKS	STRATEGIES AND ORGANIZATIONAL CAPABILITY TO MITIGATE RISKS	INDICATORS AND ACHIEVEMENTS
Increasing operating costs	• Acquire large working interests to control and optimize operations and maximize efficiencies. • Contractual provisions provide for recovery of operating costs.	• Significant portions of contracts provide for recovery of operating costs. • 53 percent of FG&P's operating costs were recovered directly from customers in 2008 and 50 percent of Extraction and Transmission (E&T) operating costs were recovered through contract provisions in 2008. • Operate 73 of 76 FG&P facilities. • Operate all transmission assets. • Operate four of six extraction facilities. • Average FG&P working interest of 92 percent and average E&T working interest of 82 percent. • Maintenance management and field purchasing programs ensure tight cost controls and equipment reliability.
Commodity price fluctuation	• Contracting terms, processing and transportation fees independent of commodity prices through fee-for-service, take-or-pay, fixed-fee or cost-of-service provisions. • Employ hedging practices to reduce exposure to frac spread volatility and lock-in margins when the opportunity arises to increase profitability and reduce earnings volatility. • Commodity Risk Policy prohibits transactions for speculative purposes. • Have strong systems and processes for monitoring and reporting compliance with Commodity Risk Policy. • In-depth knowledge of transportation systems, natural gas and NGL markets.	• Less than 13 percent of total extraction production was exposed to frac spreads in 2008. • Most ethane production sold under long-term, cost-of-service or fee-for-service contracts. • 60 percent of NGL production under long-term, fixed-fee arrangements. • The transmission business is not directly affected by commodity price fluctuations. • Hedged 60 percent of volumes exposed to frac spread for 2008 and 2009 and 15 percent for 2010. • NGL is reinjected or extraction operations are reduced or suspended when uneconomical to produce. • Majority of FG&P contracts are volumetric service fee structures, based on a rate per Mcf of throughput reducing direct commodity price risk compared to a percentage-of-price arrangement. • All gas service transactions are back-to-back with locked-in margins. • In majority of energy management business AltaGas acts as agent, taking no direct commodity price risk.

SEC File # 82-34911

RISKS	STRATEGIES AND ORGANIZATIONAL CAPABILITY TO MITIGATE RISKS	INDICATORS AND ACHIEVEMENTS
Counterparty risk	• Strong credit policies. • Continuous review of counterparty credit. • Establish credit thresholds using conservative credit metrics. • Closely monitor exposures and impact of price shocks on liquidity. • Build a diverse customer and supplier base. • Base business model in energy management on agency arrangements whereby counterparty credit risk for commodity is between the supplier and end-user. • Active accounts receivable monitoring and collections processes in place. • Credit mitigants included in gas processing contracts.	• Over 250 FG&P customers with no customer representing more than 8 percent of FG&P net revenue during 2008. • No new allowance required for E&T customers. • Majority of exposures are to investment-grade counterparties. • In energy management business, customers are aggregated into groups with joint and several liability for payment of fees. • No Energy Services customer represented more than 8 percent of consolidated revenues during 2008. • In 2008 AltaGas added customers in key sectors nationwide. • AltaGas purchases natural gas from a wide array of investment-grade suppliers. • No additional allowance for doubtful accounts was required in 2008. • Liened gas of processing customers to collect accounts receivable in accordance with contractual terms.
Construction risk	• Major projects group manages and monitors significant construction projects. • Strong project control and management framework.	• Practiced effective procurement policies and procedures and vendor selection resulting in few overruns in 2008. • Fixed price quotes for most major equipment components. • Redeploying equipment from underutilized plant.
Community support	• Maintain active corporate and regulatory affairs department.	• Held several events to inform and educate the communities in which AltaGas is constructing and developing projects.
Regulatory risk	• Regulatory and commercial personnel monitor and react to regulatory issues. • Proactive government relations group.	• AltaGas continued active participation in industry committees and regulatory forums in 2008.
Environment and safety risk	• Strong safety and environmental management systems, which AltaGas continually strives to improve.	• Perform annual third-party safety and environmental audits to ensure continued compliance and improvement. Audits resulted in AltaGas maintaining its Certification of Recognition from Alberta Human Resources and Employment. • Participated in industry programs, including the annual Safety Stand Down.

POWER BUSINESS

The power business consists primarily of AltaGas' 50 percent ownership of the Sundance B PPAs. The PPAs entitle the Trust to the output from the 353 MW coal-fired base-load Sundance B plant. The Trust's current hedging strategy and operating strategy for its 39 MW of gas-fired peaking plants balance financial and operating risk related to the PPAs. The gas-fired peaking plants also provide revenue from the sale of energy and ancillary services. The Trust's strategy is to maximize the profitability of the existing power assets and to grow its power generation infrastructure and operational capability with a focus on renewable energy.


BRITISH
COLUMBIA
ALBERTA
EDMONTON
CALGARY
VANCOUVER
POWER
Coal-Fired Power Generation
Gas-Fired Power Generation
Wind Power Generation – Under Construction
Wind Power Generation – Under Development
Hydro Power Generation
Hydro Power Generation – Under Development


POWER
Wind Power Generation – Under Development
Wind Power Generation – Under Construction

Capitalizing on Opportunities

AltaGas pursues opportunities in its power business to enhance long-term unitholder value. The Trust's objectives are to:

- Refine the power hedge strategies as appropriate to increase earnings stability and growth from the Sundance PPAs;
- Dispatch the gas-fired peaking capacity in real time to maximize revenue from both the energy and ancillary services;
- Identify and execute opportunities to create value from the regulation of greenhouse gas emissions;
- Capitalize on internal synergies and integration efforts with other operating segments;
- Acquire and develop power infrastructure supported by strong power supply and demand fundamentals;
- Acquire and develop power generation projects backstopped by long-term power sales arrangements;
- Diversify power generation portfolio by geography and energy source;
- Develop operating capability in other energy sources;
- Capitalize on increasing demand for clean power by investing in renewable power projects across Canada and the northern and western U.S.; and
- Invest in power opportunities such as additional PPAs in Alberta and other jurisdictions.

The supply and demand fundamentals supporting the power business remain favourable in North America. AltaGas expects these fundamentals will continue to support strong power prices especially in Alberta where the Trust is most exposed to power prices. This could increase the profitability of AltaGas' power business allowing AltaGas to earn higher revenues from the sale of power and ancillary services. The expectation of continued strong power prices is supported by the tight electricity reserve margin in Alberta, as transmission constraints are delaying the addition of new generation facilities. However, power prices may be impacted by slowing economic growth in Alberta. In January 2009, the Alberta Electric System Operator (AESO) published a report titled "Future Demand and Energy Outlook, 2008-2028", which projected provincial demand growing at an average annual rate of 3.5 percent over the next 20 years. Average power demand in Alberta is expected to remain relatively flat in 2009, although in 2008 new summer and winter peak demand records were set despite relatively flat demand growth for that period. The current economic climate is making investment in new generation projects challenging, and AltaGas expects delays or cancellations of many of the projects that have been announced over the past few years that had not already secured financing prior to the economic downturn. Given the demand and supply forecasts, AltaGas expects reserve margins to remain around 10 percent until 2011 at which time it may increase to about 15 percent. Based on broker reports published February 18, 2009, the forward curve for power prices has remained relatively strong, in the mid-$70/MWh range through 2014. As at December 31, 2008, 90 percent of AltaGas' generation capacity was low-cost base-load coal fired generation which is expected to produce stable future earnings in this market environment.

Power generation development and ownership opportunities are likely to arise as a function of the growing North American demand for cleaner energy sources such as natural gas, hydro and wind. The planned decommissioning of thermal plants in Ontario and, beginning in 2010, in Alberta, may present additional growth opportunities through the development and ownership of new clean power generation capacity. The Trust is currently building the 102-MW Bear Mountain Wind Park near Dawson Creek, British Columbia, which is on schedule to be in service in November 2009. The Trust also has approximately 1,900 MW of renewable power under development. The renewable power portfolio consists of 1,500 MW of wind power, 500 MW in Canada and 1,000 MW in the northern and western United States. The hydroelectric portfolio under development consists of approximately 400 MW in British Columbia, of which approximately 275 MW were bid into BC Hydro's Clean Call for Power in November 2008.

AltaGas' strategy is to grow its energy infrastructure to offset the cash flow decline expected on December 31, 2020 when the Sundance PPAs expire.

Power Business Outlook

In 2009 almost two-thirds of the power delivered to the Alberta Power Pool from the Sundance plant is hedged at $76/MWh, similar to hedge prices in 2008. Current lower spot prices in the mid-$70 range are expected to result in lower earnings on the unhedged volumes and management believes that the average power demand in Alberta will be relatively flat in 2009. The power business is also expected to incur higher costs as work progresses on developing its portfolio of renewable projects. The increased peaking capacity installed in late 2008 and the Bear Mountain Wind Park expected to be in service in November 2009 are expected to partially offset the lower earnings in the power business assuming spot prices realized in 2009 are reflective of the current forward curve. Even with the lower spot prices, AltaGas expects the power business to have its second best year of financial performance.

Risk Management

The main risks faced in the power business are power prices, the cost of power, the volume of power generated, counterparty risk and regulatory risks related to the deregulation of power, market regulation and environmental legislation. Power results are generally driven by volumes of power generated, hedge prices, spot power prices and the cost of power and transmission. Power prices are impacted by fluctuations in supply and demand as a consequence of weather, customer usage, economic activity and economic growth. The cost of power is driven by operating costs, changes in transmission rates and power available for sale, mainly due to outage and force majeure events. AltaGas mitigates these risks through the strategies outlined in the following table.

RISKS	STRATEGIES AND ORGANIZATIONAL CAPABILITY TO MITIGATE RISKS	INDICATORS AND ACHIEVEMENTS
Power price volatility	• Disciplined hedging strategy with hedge targets approved by the Board of Directors. • Monitor hedge transactions through Risk Management Committee. • In-depth Alberta power market knowledge and experience. • Hedge own electrical demand requirements. • Own and operate gas-fired peaking capacity to backstop PPAs and sell energy and ancillary services.	• Financial hedge contracts generally have terms ranging from one to 36 months. • Average sales price received in 2008 was $84.51/MWh, compared to average monthly Pool price range of $64.51/MWh to $135.95/MWh. • Supplied approximately 14 MW for own use. • Supplied approximately 60 MW to Alberta power retail customers under one to five-year contracts. • Peaking plants contributed $7.0 million to net revenue in 2008 through sales of ancillary services and energy.
Volume of power generation	• PPAs include specified target availability levels. • Diversification of fuel sources and geography. • Hedging strategy to balance price and operating risk. • Reciprocal backstopping agreements with another generator to supply power at a fixed price during force majeure events.	• The operator of the Sundance B plant is obligated to provide AltaGas financial compensation for shortfalls below the specified target availability level, which was 86 percent of rated capacity in 2008. Payment is based on the difference between actual and target availability multiplied by the 30-day rolling average power price (RAPP). • 39 MW of gas-fired generation provided partial operational backstopping to the Sundance PPAs. • Wind and hydro power projects under development. • Power delivered from a total of 33 independent generation sources.
Cost of power	• Hedge power costs. • Avoid commodity price exposure on electricity energy sources.	• Cost of power from the coal-fired generation based on PPA indices, not market price of coal. • Modest decrease in cost of power from Sundance PPAs in 2008.

RISKS	STRATEGIES AND ORGANIZATIONAL CAPABILITY TO MITIGATE RISKS	INDICATORS AND ACHIEVEMENTS
Counterparty risk	• Strong credit policies. • Continuous review of counterparty credit. • Establish credit thresholds using conservative credit metrics. • Closely monitor exposures and impact of price shocks on liquidity.	• All relevant policies and processes were maintained in 2008. • All financial hedge counterparties are investment-grade. • No counterparty defaults in 2008. • Alberta retail credit risk has little impact on hedge portfolio on an individual basis. If there is a default, AltaGas can sell the power on the spot market.
Construction risk	• Major Projects group manages and monitors significant construction projects. • Strong project control and management framework.	• Executed EPC contract with Enercon for delivery and installation of the Bear Mountain Wind Park turbines. • 95 percent of Bear Mountain Wind Park costs completed or committed through fixed quotes.
Community support	• Active corporate and regulatory affairs departments.	• Held several events to inform and educate the communities in which AltaGas is constructing and developing projects.
Regulatory risk	• Appropriate resources deployed on regulatory issues. • Build risk-mitigation into contracts where possible.	• AltaGas' Sundance PPAs have provisions for financial relief in the event that policies and regulations render PPAs uneconomic. • AltaGas personnel participate in industry policy and oversight committees.
Environment and safety risk	• Strong safety and environmental management systems, which AltaGas continually strives to improve. • Focus on mitigating the impact of the Specified Gas Emitters Regulation (SGER).	• Bantry and Parkland gas-fired peaking plants compress natural gas to drive the peaking plant starter motors. The compressed gas is then captured and cycled through the peaking plants rather than vented into the environment. • Potentially generate offsets and emissions performance credits from existing AltaGas operating facilities. • Possible offset of SGER costs through higher Alberta Power Pool prices.

CONSOLIDATED RESULTS

Years ended December 31 ($ millions)	2008	2007	2006
Revenue	1,816.8	1,428.4	1,362.6
Unrealized gains on risk management	11.0	1.1	–
Net revenue[1]	476.5	324.0	318.9
EBITDA[1]	256.4	173.7	173.1
EBITDA before unrealized gains on risk management[1]	245.4	172.6	173.1
Operating income[1]	189.4	126.6	126.7
Net income	163.6	108.8	114.5
Net income before tax-adjusted unrealized gains on risk management[1]	158.0	109.3	114.5
Net income before tax[1]	162.0	114.7	113.4
Total assets	2,163.6	1,172.7	1,109.6
Total long-term liabilities	857.5	313.5	340.5
Net additions of capital assets	808.0	21.8	70.5
Distributions declared[2][3]	147.1	118.6	110.8
Cash flows			
Cash from operations	205.4	183.3	146.9
Funds from operations[1]	217.1	162.9	161.7

($ per unit except as noted)			
EBITDA[1]	3.73	3.03	3.12
EBITDA before unrealized gains on risk management[1]	3.57	3.01	3.12
Net income	2.38	1.90	2.06
Net income per diluted unit	2.36	1.89	2.06
Net income before tax-adjusted unrealized gains on risk management[1]	2.30	1.90	2.06
Net income before tax[1]	2.35	2.00	2.04
Distributions declared[2][3]	2.125	2.065	1.995
Cash flows			
Cash from operations	2.99	3.19	2.65
Funds from operations[1]	3.16	2.84	2.91
Units outstanding (millions)			
Weighted average number of units outstanding for the year (basic)	68.8	57.4	55.5
Weighted average number of units outstanding for the year (diluted)	69.7	57.4	55.5
End of year	71.9	58.1	56.4

(1) Non-GAAP financial measure. See discussion in the Non-GAAP Financial Measures section of this MD&A.

(2) Distributions declared of $0.180 per unit commencing August 2008, $0.175 per unit per month from August 2007 to July 2008. From August 2006 to July 2007 distributions of $0.17 per unit per month were declared. From March 2006 to July 2006 distributions of $0.165 per unit per month were declared. From August 2005 to February 2006 distributions of $0.16 per unit per month were declared.

(3) Excludes share distribution of AltaGas Utility Group Inc. shares in September 2007 providing an additional non-cash distribution of $0.076 per unit.

2008 CONSOLIDATED FINANCIAL REVIEW

Financial results for 2008 reflect the strong operating performance of AltaGas' energy infrastructure assets. In 2008 the Trust increased its assets by approximately $600 million as a result of the Taylor acquisition. The Trust also completed approximately $50 million of growth and enhancement initiatives in late 2008 at the Harmattan Complex. Net income increased by 50 percent year-over-year. The gas and power businesses each reported year-over-year operating income increases of 75 percent and 25 percent, respectively. The gas business reported strong results despite turnarounds at five extraction facilities in 2008, which resulted in lost revenues of $3.7 million and operating costs of $4.3 million and a major turnaround at one field processing facility which resulted in $1.0 million in lower operating income. The power business reported strong results due to higher power prices

received on both spot and hedged sales as well as higher contributions from the gas-fired peaking plants. The Trust recorded higher interest costs mainly due to the increased debt balances as a result of the Taylor acquisition and lower taxes primarily as a result of changes within the Trust's legal structure.

Net income in 2008 was $163.6 million ($2.38 per unit – basic), compared to $108.8 million ($1.90 per unit – basic) in 2007. Excluding a $13.8 million reduction in future tax liability related to changes in the Trust structure and a $5.6 million after-tax gain on risk management contracts, net income was $144.2 million ($2.10 per unit – basic). Excluding the Specified Investment Flow-Through (SIFT) tax of $5.4 million and a $6.1 million non-cash tax benefit due to the reduced federal tax rates recorded in 2007, net income in 2007 was $108.1 million ($1.88 per unit – basic).

Operating income across all segments increased by 50 percent to $189.4 million in 2008 compared to $126.6 million in 2007.

Operating income from the gas business was $103.6 million in 2008, compared to $59.3 million in 2007. In the power business, operating income was $117.9 million in 2008 compared to $94.6 million in 2007. In 2008 operating income from the gas and power businesses was 47 percent and 53 percent, respectively, of total business operating income compared to 39 percent and 61 percent, respectively, for 2007. The improved balance between the gas and power businesses reflects the impact of the Trust's strategy to have a more balanced portfolio of assets.

In the gas business, operating income increased mainly due to the larger energy infrastructure asset base as a result of the Taylor acquisition, higher rates and other revenues in FG&P and higher frac spreads, partially offset by lower throughput due to declines, planned and unplanned downtime in certain FG&P areas and lower volumes processed at the extraction plants owned prior to January 2008. The gas business reported strong results despite the approximately $10 million impact of five extraction plant turnarounds, planned and unplanned downtime at some field processing facilities and a fire at the Harmattan Complex.

In the power business, operating income increased due to higher average power prices, higher contributions from the peaking plants, a deferral account settlement from the AESO and a gain on the sale of one of the Trust's power development projects, partially offset by a more favourable RAPP in 2007, higher transmission costs and higher environmental compliance costs.

The operating loss in the corporate segment increased primarily due to higher costs to support the growth of the Trust, general cost escalations and lower investment income, partially offset by the unrealized gain reported on risk management contracts.

Consolidated net revenue for 2008 was $476.5 million compared to $324.0 million in 2007. In the gas business, net revenue increased due to additional extraction, processing and transmission facilities, higher operating cost recoveries, higher rates and other revenues in FG&P and higher frac spreads. These increases were partially offset by lower throughput in certain FG&P areas, the sale of non-core assets in mid-2007, lower fixed-price gas and transport sales and lower volumes processed at the extraction plants owned prior to the acquisition of the Taylor extraction facilities. In the power business, net revenue increased due to a higher average price received on the sale of power, higher contributions from the peaking plants, a deferral account settlement from the AESO and the gain on sale of a power development project, partially offset by a higher RAPP in 2007, and higher transmission and environmental compliance costs.

Operating and administrative expense for 2008 was $220.1 million, compared to $150.3 million in 2007. The increase was due to costs related to new facilities, turnaround costs and higher compensation and administrative costs. Operating costs included approximately $8.0 million related to turnaround costs incurred during the year. Approximately 36 percent were recovered. Administrative costs included approximately $2.0 million in non-recurring technology costs.

Amortization expense for 2008 was $67.0 million, compared to $47.1 million in 2007. The increase was primarily due to new and expanded facilities in the gas business, partially offset by the disposition of non-core assets in second quarter of 2007.

Interest expense in 2008 was $27.4 million, compared to $11.9 million in 2007. The increase was primarily due to higher average debt balances of $581.0 million in 2008, compared to $234.9 million in 2007. The average borrowing rate for 2008 was 5.3 percent which was consistent with 2007.

Income tax recovery for 2008 was $1.6 million, compared to income tax expense of $5.9 million in 2007. Income tax expense was lower as a result of certain tax planning initiatives undertaken by management in 2008. The income tax expense was lower by $11.8 million as a result of applying a lower tax rate to the future income tax liability that arose from changes in the legal entity structure of the Trust. This internal reorganization had the added benefit of reducing income tax expense by $13.3 million through use of higher intercompany interest, offset by income taxes of $12.0 million due to higher operating income. The lower 2008 income tax expense was partially offset by $2.3 million in current taxes from the sale of a power project, $1.7 million due to higher mark-to-market gains on risk management contracts and $1.5 million due to an adjustment for the estimated tax asset basis of the Trust. For comparative purposes, the enactment of the SIFT tax during 2007 increased income tax expense by $5.3 million. Later in the same year, income tax expense was reduced by $5.4 million due to the federal income tax rate reductions.

2007 CONSOLIDATED FINANCIAL REVIEW

Net income in 2007 was $108.8 million compared to $114.5 million in 2006. Excluding the SIFT tax of $5.4 million recorded in 2007, the $6.1 million non-cash tax benefit due to the reduced federal tax rates recorded in fourth quarter 2007, and the non-cash tax benefit of $6.6 million due to tax rate reductions recorded in 2006, net income for the year ended December 31, 2007 was in line with 2006. Adjusting for these one-time tax items, net income was $108.1 million in 2007 compared to $107.9 million in 2006. Net income increased mainly due to higher power prices received on hedged sales and lower costs in the power generation segment, new facilities and higher rates in the FG&P segment, higher extraction volumes exposed to frac spreads, higher frac spreads, a one-time gain from the sale of oil and gas production assets and lower interest expense. These increases were offset by lower revenues from lower unhedged sales due to lower Alberta spot power prices, lower throughput in the FG&P segment, the expiration of the Genesee power contract, higher operating and administrative costs, lower earnings in the Energy Services segment and a one-time charge related to non-recoverable costs incurred on a development project.

Consolidated net revenue for 2007 was $324.0 million compared to $318.9 million in 2006. The increase was due to higher hedge prices and lower costs in the power generation segment, new facilities and higher rates in the FG&P segment, higher frac spread-exposed volumes and higher frac spreads, and a one-time gain on the sale of oil and natural gas production assets. The increases were partially offset by the expiration of the Genesee power contract, lower throughput in the FG&P segment, a lower contribution from the oil and gas assets sold in May 2007 and decreased earnings in the Energy Services segment.

Operating and administrative expense for 2007 was $150.3 million compared to $145.8 million in 2006. The increase was due to additional costs related to new facilities, higher compensation and administrative costs and a one-time charge related to non-recoverable costs incurred on a development project.

Amortization expense for 2007 was $47.1 million compared to $46.4 million in 2006. The increase was primarily due to new and expanded facilities in the FG&P segment, partially offset by the sale of oil and natural gas production assets and the one-time write-down of $0.6 million of goodwill on a non-core investment in 2006.

Interest expense in 2007 was $11.9 million compared to $13.3 million in 2006. The decrease was primarily due to a lower average debt of $234.9 million compared to $274.1 million in 2006, partially offset by slightly higher borrowing rates. The average borrowing rate in 2007 was 5.3 percent compared to 4.9 percent in 2006.

Income tax expense for 2007 was $5.9 million compared to an income tax recovery of $1.1 million in 2006. The increase was mainly due to the non-cash charge of $5.4 million to record future income tax liabilities for differences between the accounting and tax basis of AltaGas' assets and liabilities as a result of the SIFT tax, the $6.6 million non-cash tax benefit recorded in

2006 due to Alberta and federal income tax rate reductions and a $1.6 million tax impact on unrealized gains related to risk management assets and liabilities. These increases were partially offset by the difference between the $6.1 million non-cash tax benefit due to the federal rate reductions enacted in late 2007 and the future income tax recovery of $0.6 million from the sale of oil and natural gas production assets.

GLOBAL MARKET CONDITIONS

Global financial markets have recently experienced severe turmoil; however AltaGas' financial position and ability to generate cash in the short and long-terms from its operations remain strong. The Trust also has good access to capital markets. In February 2009, the Trust issued trust units for gross proceeds of approximately $100 million and secured commitments for a new $250 million revolving and term credit facility. AltaGas' access to capital markets was also demonstrated with its 2008 funding program which consisted of a trust unit issue valued at approximately $115 million in June 2008 and a $250 million credit facility in March 2008, which will be replaced with the new facility secured in February 2009. In addition, trust units issued under the Trust's Distribution Reinvestment and Optional Unit Purchase Plan (DRIP) are expected to raise approximately $35 million in 2009.

The Trust's liquidity position remains sound, underpinned by highly predictable cash flow from operations, as well as revolving bank lines of $750 million, of which $326 million was available as at December 31, 2008 and high participation in the DRIP. Subsequent to the equity issuance, the Trust has approximately $100 million in incremental available bank lines.

Management has completed analyses of recent market conditions on both defined benefit pension plans and impairment testing for goodwill and intangible assets. All analyses concluded that no material adjustment is required.

CAPITAL PROJECTS

The outlook for 2009 capital expenditures is approximately $250 million with committed spending of approximately $200 million. The total of $250 million is expected to be split approximately 28 percent to gas and 72 percent to power projects. The majority of the $200 million of committed spending is to complete the construction of the Bear Mountain Wind Park.

Capital expenditures for 2010 have not yet been finalized. The Trust is pursuing many growth opportunities, however capital commitments for 2010 are subject to the economic environment and AltaGas' ability to create long-term unitholder value. As capital projects are approved and committed, AltaGas will update the capital outlook for 2010.

Gas Projects

Harmattan Co-stream Project

The proposed Harmattan Co-stream Project is expected to bring natural gas from the NOVA Gas Transmission Limited (NGTL) system to the Harmattan Complex for processing to recover ethane, propane, butane and condensate. The NGL Extraction Inquiry hearing held by the Alberta Energy Resources Conservation Board (ERCB) concluded at the end of September 2008 and the ERCB provided its ruling in February 2009. The ERCB has stated that proposed co-streaming and side-streaming projects, such as the Harmattan Co-stream Project, will be assessed on an individual basis by the ERCB. Furthermore, the entitlement to the NGL within the common-stream natural gas transported on Alberta-regulated gas transmission pipelines will be transferred over the next three years to receipt shippers who hold receipt capacity (capacity that gives the shipper the right to place natural gas on the NGTL system), rather than the current convention that gives export delivery transporters the rights to the NGL in the common stream. This change will provide AltaGas the opportunity to negotiate competitive pricing and terms to receipt shippers such that they can access the value of their NGL through the Harmattan Complex. With the NGL Inquiry now concluded, AltaGas will resubmit the application for its Harmattan Co-stream Project in the coming months. Upon approval, construction of the project would require approximately 14 months to complete. The project, as currently envisioned, is expected to cost in the range of $100 million to $120 million and would begin contributing to operating income in late 2010.

Power Projects

Hydroelectric

AltaGas is developing a portfolio of run-of-river hydroelectric projects in British Columbia. The largest of these is the 195-MW Forrest Kerr run-of-river hydroelectric project in northwest B.C. In addition AltaGas is in the early stages of developing the McLymont Creek (66 MW) and Volcano Creek (16 MW) run-of-river projects. These three projects were submitted to BC Hydro in late 2008 as part of the Clean Power Call competition to supply electricity. Management understands that BC Hydro intends to respond to the submission to the Clean Power Call by mid-2009. Should AltaGas be successful in contracting with BC Hydro for these projects, it is expected they will be in service sometime from 2014 through 2016.

AltaGas also has a number of smaller run-of-river hydroelectric projects under development in British Columbia with a combined capacity of approximately 130 MW.

Wind

Through a series of acquisitions, AltaGas has the potential of developing approximately 1,500 MW of wind power projects in western Canada and the northern and western United States. The portfolio of wind assets includes approximately 600 MW in mature stage development and 900 MW in early stage development. Of the 1,500 MW total potential development, 500 MW are in Canada and the remainder are in the United States.

NON-GAAP FINANCIAL MEASURES

This MD&A contains references to certain financial measures that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to GAAP financial measures are shown below. All of the measures have been calculated consistently with previous disclosures.

References to net revenue, operating income, EBITDA, EBITDA before unrealized gains (losses) on risk management, net income before tax-adjusted unrealized gains (losses) on risk management, net income before tax and funds from operations throughout this document have the meanings as set out in this section.

Net Revenue

Years ended December 31 ($ millions)	2008	2007	2006
Net revenue	476.5	324.0	318.9
Add: Cost of sales	1,340.3	1,104.4	1,043.7
Revenue (GAAP financial measure)	1,816.8	1,428.4	1,362.6

Net revenue, which is revenue less the cost of commodities purchased for sale and shrinkage, is a better reflection of performance than revenue, as changes in the market price of natural gas and power affect both revenue and cost of sales.

Operating Income

Years ended December 31 ($ millions)	2008	2007	2006
Operating income	189.4	126.6	126.7
Add (deduct): Interest	(27.4)	(11.9)	(13.3)
Income taxes	1.6	(5.9)	1.1
Net income (GAAP financial measure)	163.6	108.8	114.5

Operating income is a measure of the Trust's profitability from its principal business activities prior to how these activities are financed or how the results are taxed. The measure is used by management to assess the operating performance of the business segments as it is a better indicator of operating performance than net income. Operating income is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue less operating and administrative expenses and amortization.

EBITDA

Years ended December 31 ($ millions)		2008	2007	2006
EBITDA		256.4	173.7	173.1
Add (deduct):	Amortization and goodwill impairment	(67.0)	(47.1)	(46.4)
	Interest	(27.4)	(11.9)	(13.3)
	Income taxes	1.6	(5.9)	1.1
Net income (GAAP financial measure)		163.6	108.8	114.5

EBITDA is a measure of the Trust's operating profitability. EBITDA provides an indication of the results generated by the Trust's principal business activities prior to how these activities are financed, how assets are amortized or how the results are taxed. EBITDA is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue less operating and administrative expenses.

EBITDA Before Unrealized Gains on Risk Management

Years ended December 31 ($ millions)		2008	2007	2006
EBITDA before unrealized gains on risk management		245.4	172.6	173.1
Add (deduct):	Unrealized gains on risk management	11.0	1.1	–
	Amortization and goodwill impairment	(67.0)	(47.1)	(46.4)
	Interest	(27.4)	(11.9)	(13.3)
	Income taxes	1.6	(5.9)	1.1
Net income (GAAP financial measure)		163.6	108.8	114.5

EBITDA before unrealized gains on risk management is a measure of the Trust's operating profitability without the impact of the change in fair value of risk management contracts. EBITDA before unrealized gains on risk management reports the results of the Trust's principal business activities on a realized basis and prior to how business activities are financed, assets are amortized or the results are taxed. AltaGas does not speculate on commodity prices, but rather enters into financial instruments to manage risk, and therefore evaluates company performance prior to the accounting of the unrealized gains or losses from risk management activities. EBITDA before unrealized gains on risk management is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue adjusted for unrealized gains on risk management less operating and administrative expenses.

Net Income Before Tax-Adjusted Unrealized Gains on Risk Management

Years ended December 31 ($ millions)		2008	2007	2006
Net income before tax-adjusted unrealized gains on risk management		158.0	109.3	114.5
Add (deduct):	Unrealized gains on risk management	11.0	1.1	–
	Income tax expense on risk management	(5.4)	(1.6)	–
Net income (GAAP financial measure)		163.6	108.8	114.5

Net income before tax-adjusted unrealized gains on risk management is a better reflection of performance than net income as changes related to risk management are based on estimates related to commodity prices and foreign exchange rates over time. Net income before tax-adjusted unrealized gains on risk management is calculated from the Consolidated Statement of Income and Accumulated Earnings and is defined as net income plus unrealized gains on risk management and less income tax expense.

Net Income Before Tax

Years ended December 31 ($ millions)		2008	2007	2006
Net income before tax		162.0	114.7	113.4
Add (deduct):	Income taxes	1.6	(5.9)	1.1
Net income (GAAP financial measure)		163.6	108.8	114.5

Net income before tax is a better reflection of performance because it is not dependent on how those results are taxed which can change from year-to-year. Net income before tax is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net income less income tax expense.

Funds From Operations

Years ended December 31 ($ millions)	2008	2007	2006
Funds from operations	217.1	162.9	161.7
Add (deduct): Net change in non-cash working capital and asset retirement obligations settled	(11.7)	20.4	(14.8)
Cash from operations (GAAP financial measure)	205.4	183.3	146.9

Funds from operations is used to assist management and investors in analyzing operating performance without regard to changes in the Trust's non-cash working capital in the period. Funds from operations as presented should not be viewed as an alternative to cash flow from operations or other cash flow measures calculated in accordance with Canadian GAAP. Funds from operations is calculated from the Consolidated Statements of Cash Flows and is defined as cash provided by operating activities before changes in non-cash working capital and expenditures incurred to settle asset retirement costs.

RESULTS OF OPERATIONS BY SEGMENT

Operating Income

For the years ended December 31 ($ millions)	2008	2007
Extraction and Transmission	83.8	39.1
Field Gathering and Processing	20.4	18.2
Energy Services	(0.6)	2.0
Power Generation	117.9	94.6
Corporate	(32.1)	(27.3)
	189.4	126.6

GAS BUSINESS

Description of Extraction Assets

AltaGas owns extraction plant processing capacity through its interest in two extraction plants at Empress, Alberta, an extraction plant at Joffre, Alberta and another in Edmonton, Alberta. Also included in the extraction business is AltaGas' Bantry field fractionation facility. With the Taylor transaction effective January 10, 2008, AltaGas added the Harmattan Complex in Alberta, ownership interest in the Younger Extraction Plant in British Columbia and increased its ownership of the Joffre Extraction Plant in Alberta to 100 percent. The Harmattan Complex has natural gas licensed inlet capacity of 490 Mmcf/d, a deep cut NGL extraction unit, NGL fractionation net capacity of 25,000 Bbls/d and NGL terminal facilities. The Younger Extraction Plant, with NGL extraction ownership of 56.7 percent, has net processing capacity of 425 Mmcf/d and NGL fractionation and terminal ownership of 100 percent with net capacity of 25,000 Bbls/d. The increased ownership of the Joffre plant added net capacity of 125 Mmcf/d and terminalling with net capacity of 5,200 Bbls/d. AltaGas operates the Edmonton Ethane Extraction Plant, the Joffre Extraction Plant, the Bantry field facility, Harmattan Complex and the Younger Extraction Plant. The extraction plants provide stable fixed-fee or cost-of-service type revenues and margin-based revenues. AltaGas' net raw gas licensed inlet capacity at these plants was 1,594 Mmcf/d at December 31, 2008. The current throughput at these facilities is 801 Mmcf/d.

The value of ethane and NGL extraction is a function of the difference between the value of the ethane, propane, butane and pentanes plus as separate marketable commodities and their value as constituents of the natural gas stream. If the components are not extracted, they are sold as part of natural gas and generate revenue for their heating value at the prevailing natural gas price since ethane and extracted NGL components are sold at higher prices that reflect the value for each of the individual

commodities. In most cases the NGL recovered at natural gas processing and extraction plants in western Canada are delivered into a system of pipelines that collects and moves NGL to Fort Saskatchewan, Alberta or Sarnia, Ontario. NGL are used directly as an energy source and as feedstock for the petrochemical and crude oil refining industries. Ethane is the feedstock for ethylene production.

Extraction facility owners have the right to extract liquids from the natural gas stream, either directly as the owner of the gas, or through NGL extraction agreements. The typical commercial arrangement involves the ethane and NGL extraction plant owner contracting with an export delivery transporter on a gas transmission system for the right to extract the ethane and NGL from the transporter's natural gas. By removing ethane and NGL, the extraction plant is, in effect, extracting or shrinking a portion of the energy content of the shipper's natural gas. The extraction plant owner pays the transporter for the extracted energy or alternatively purchases a sufficient volume of natural gas from the market to replace the extracted energy, thereby keeping the transporter whole. This purchased gas is referred to as shrinkage or make-up gas. Extraction contract terms may be for firm or interruptible processing, and may vary from monthly to multi-year in length. Currently the majority of AltaGas' extraction agreements are multi-year term arrangements. Based on the results of the ERCB NGL Extraction Inquiry released in February 2009, the convention for obtaining extraction rights will change over the next three years, whereby the entitlement to the NGL within the common-stream natural gas transported on Alberta-regulated gas transmission pipelines will be transferred to receipt shippers rather than the export delivery transporters. AltaGas is developing a strategy to capitalize on opportunities related to the NGL Extraction Inquiry decision.

New Extraction Assets

The majority of the $55 million capital program at Harmattan was completed by the end of 2008. Approximately $8 million of the $55 million is expected to be spent by the end of second quarter 2009. The projects included capturing incremental throughput of approximately 30 to 40 Mmcf/d, thereby increasing the plant's effective throughput by 30 percent. The efficiency projects helped reduce fuel gas consumption and increased reliability. It is expected that the financial performance of Harmattan will increase by over 80 percent in 2009 with the benefit of these capital programs and no plant turnarounds. In 2009, an incremental $6 million will be spent to further enhance the revenue generation capability of the Complex. The additional funds will increase the fractionation capacity by 7,500 Bbls/d up to 35,000 Bbls/d. There will be no change in the raw inlet capacity of the facility, only an increase in throughput.

Description of Transmission Assets

AltaGas owns five natural gas transmission systems with combined transportation capacity of approximately 554 Mmcf/d and three NGL pipelines with combined capacity of 151,600 Bbls/d.

The Suffield System in southeastern Alberta accounted for 46 percent of transmission net revenue in 2008 and has capacity of 400 Mmcf/d (approximately 416,000 GJ/d). The majority of the Suffield System's capacity is currently contracted by EnCana through transport-or-pay, daily contract quantity commitments that will expire in 2022 and be renewable for one-year periods thereafter. Contractual volume commitments are expected to increase annually from approximately 370,000 GJ/d in 2008 to approximately 406,000 GJ/d in 2010 and will decline thereafter.

AltaGas acquired the EDS and the Joffre Feedstock Pipeline (JFP) with the acquisition of Taylor in January 2008. The EDS is used to transport ethylene, the main product produced by the NOVA Chemicals Joffre petrochemical complex, to industrial customers and storage facilities in the Edmonton and Fort Saskatchewan areas. The EDS is a 180-km, 12-inch diameter pipeline with capacity of 90,000 Bbls/d. The JFP transports NGLs from Fort Saskatchewan to the NOVA Chemicals Joffre petrochemical complex. JFP is a 180-km, 10-inch diameter pipeline with capacity of 50,000 Bbls/d. The EDS and JFP transportation agreements provide for a fixed transport-or-pay fee plus the full recovery of actual costs incurred for a term of 12 years to 2016 with provisions for extensions thereafter.

AltaGas owns and operates the majority of the Cold Lake natural gas transmission system, which consists of 39 receipt points and 36 delivery points (including four pipeline interconnects). The Kahntah pipeline transports natural gas from British Columbia to Alberta and is contracted on an annual basis. The Porcupine Hills pipeline in southwest Alberta is a single shipper NGL pipeline. The Summerdale and Battle Lake pipelines transport natural gas in central Alberta.

New Transmission Assets

AltaGas is investing a total of approximately $12.5 million to upgrade its EDS pipeline of which 80 percent was completed in 2008. The upgrade involves replacing approximately 12 km of 12-inch diameter pipeline with thicker-walled pipe to meet regulatory requirements associated with an increase in adjoining residential population density. AltaGas will receive a fixed, transport-or-pay fee and will have full cost recovery in operating the upgrade under cost-of-service arrangements similar to existing arrangements for the EDS pipeline. Construction began in fall 2008 and is expected to be completed by April 2009.

Financial Results

For the years ended December 31 ($ millions)	2008	2007
Revenue	430.1	142.9
Net revenue	176.2	67.4
Operating and administrative expense	65.1	20.3
Amortization expense	27.3	8.0
Operating income	83.8	39.1

Operating Statistics

For the years ended December 31	2008	2007
Extraction inlet gas processed (Mmcf/d)(1)	801	436
Extraction ethane volumes (Bbls/d)(1)	24,795	13,355
Extraction NGL volumes (Bbls/d)(1)	12,242	6,752
Total extraction volumes (Bbls/d)((1)	37,037	20,107
Frac spread – realized ($/Bbl)(1) (2)	26.97	21.38
Frac spread – average spot price ($/Bbl)(1)	28.79	22.48
Transmission volumes (Mmcf/d)(1) (3)	379	407

(1) Average for the period.

(2) AltaGas reports an indicative frac spread or NGL margin, expressed in dollars per barrel of NGL, which is derived from Edmonton postings for propane, butane and condensate and the daily AECO natural gas price.

(3) Excludes NGL pipeline volumes.

E&T Variance Analysis

Operating income in the E&T segment for 2008 was $83.8 million compared to $39.1 million in 2007. The primary contributors to the increase was the addition of new extraction and transmission facilities through the Taylor acquisition in January 2008, higher realized frac spreads and increased rates, partially offset by lower volumes processed at the extraction plants owned prior to January 2008. Plant turnarounds and a fire at the Harmattan Complex in 2008 resulted in lower operating income of approximately $8.5 million.

In 2008, average ethane and NGL volumes extraction increased primarily as a result of the addition of the Harmattan Complex, Younger Extraction Plant and the remaining 50 percent ownership in the Joffre Extraction Plant, partially offset by lower volumes processed at the extraction plants owned prior to January 2008. Transmission volumes decreased slightly in 2008 due to lower volumes on the Suffield system.

Net revenue in 2008 was $176.2 million, up substantially from $67.4 million in 2007. Net revenue increased by $111.5 million primarily as a result of the extraction and transmission assets acquired with Taylor, as well as $1.5 million due to higher realized

frac spreads, $0.9 million due to the Cold Lake Expansion completed in 2007 and $0.6 million due to increased transmission rates. These increases were partially offset by $2.3 million in lower volumes at the extraction plants owned prior to January 2008.

Operating and administrative expense in 2008 was $65.1 million compared to $20.3 million in 2007. The increase was mainly due to the costs incurred to operate the Taylor assets acquired in first quarter 2008. Included in operating expense is $4.1 million due to turnarounds and $0.5 million as a result of the fire at the Harmattan Complex.

Amortization expense in 2008 was $27.3 million compared to $8.0 million in 2007. The increase was due to the Taylor acquisition in January 2008.

Description of FG&P Assets

The FG&P segment consists of 76 gathering and processing facilities in 30 operating areas in western Canada and approximately 6,500 km of gathering lines upstream of processing facilities that deliver natural gas into downstream pipeline systems that feed North American natural gas markets.

The gathering systems move natural gas on behalf of producers from the wellhead to AltaGas processing facilities where impurities and certain hydrocarbon components are removed and the gas is compressed to meet the operating specifications of downstream pipeline systems that deliver gas to domestic and export energy markets. AltaGas focuses on owning and operating smaller, moveable natural gas processing facilities with processing capacity of under 50 Mmcf/d, which distinguishes it from most of its competitors in western Canada.

The FG&P segment's main business drivers are throughput, gathering and processing fees and operating costs. Throughput is impacted by new well tie-ins, reactivations, recompletions and well optimizations performed by producers and natural production declines in areas served by AltaGas' processing facilities.

New FG&P Assets

AltaGas plans to invest approximately $25 million on a sour gas expansion at its Pouce Coupe facility. Once completed, the expansion will add approximately 20 Mmcf/d of sour gas processing capability to the current 7 Mmcf/d of sweet gas processing capacity. The development is currently at the regulatory approval stage. Certain equipment required for the expansion is being redeployed from the Doris facility and other long-lead items have been purchased. Approximately 70 percent of the project costs are now firm.

Financial Results

For the years ended December 31 ($ millions)	2008	2007
Revenue	154.4	135.1
Net revenue	143.9	127.4
Operating and administrative expense	95.4	83.3
Amortization expense	28.1	25.9
Operating income	20.4	18.2

Operating Statistics

For the years ended December 31	2008	2007
Capacity (Mmcf/d)(1)	1,172	1,023
Throughput (gross Mmcf/d)(2)	541	527
Capacity utilization (%)(2)	46	52
Average working interest (%)(1)	92	91

(1) As at the end of the reporting period.

(2) Average for the period.

CLO File # 12-3511

FG&P Variance Analysis

Operating income in the FG&P segment was $20.4 million in 2008 compared to $18.2 million in 2007. The increase was due to the contribution from new facilities, higher rates and other facility service revenues, partially offset by lower throughput, higher expenses and no income from the Ikhil Joint Venture which was sold in 2007.

Throughput in 2008 averaged 541 Mmcf/d compared to 527 Mmcf/d in 2007. The increase was primarily due to the acquisition of new plants and additional well tie-ins, partially offset by natural declines, lower producer activity, and scheduled and unscheduled plant outages.

Throughput volumes decreased 19 Mmcf/d in the North District due to general decline and plant turnaround at Rainbow Lake (6 Mmcf/d), lower volumes due to a fire on February 13, 2008 followed by a plant shutdown until May 9 at Clear Hills (4 Mmcf/d), general declines in Cold Lake (3 Mmcf/d) and Pouce Coupe operating areas and the sale of Ikhil (1 Mmcf/d), partially offset by increased volumes at Clear Prairie (3 Mmcf/d). Throughput volumes in the South District increased due to the acquisition of RET (55 Mmcf/d), a new plant at Acme (4 Mmcf/d) and higher volumes at Bonnie Glen (2 Mmcf/d). These increases were offset by combined volume declines at Bantry and Princess and some volumes being diverted due to a plant shut-in on February 12, 2008 at Princess (9 Mmcf/d), volume declines and lower tie-ins at Central Border (7 Mmcf/d) and Kirkpatrick (2 Mmcf/d), and volume declines at South Foothills (4 Mmcf/d) and Alder Flats (2 Mmcf/d).

Net revenue in the FG&P segment was $143.9 million in 2008 compared to $127.4 million in 2007. The increase was due to $17.6 million from new facilities, $6.8 million due to higher operating cost recoveries, $1.2 million from increased rates and higher other facility service revenues. These increases were partially offset by $6.8 million due to lower throughput resulting from volume declines, lower producer drilling activity and operational downtime, as well as $2.7 million from the sale of the Ikhil Joint Venture.

Operating and administrative expense in the FG&P segment in 2008 was $95.4 million compared to $83.3 million in 2007. The increase was mainly attributable to $9.0 million for new facilities and $4.2 million due to higher expenses primarily due to the Rainbow Lake turnaround, of which 77 percent were recovered. These increases were partially offset by $1.2 million in lower expenses from the sale of the Ikhil Joint Venture.

Amortization expense in the FG&P segment in 2008 was $28.1 million compared to $25.9 million in 2007. The increase was due to new and expanded facilities, partially offset by the sale of the Ikhil Joint Venture in 2007.

Description of Energy Management Business

The energy management business consists of providing energy consulting and supply management services and arranging gas and power supply for non-residential end-users. AltaGas' energy management services are provided under the brand name ECNG Energy and are supported by employees in: Burlington and Chatham, Ontario; Calgary, Alberta; and Vancouver, British Columbia.

The majority of the energy management fee-for-service revenue is based on one-to-three-year evergreen contracts. Fees are earned by providing advisory services, and arranging and managing supply on behalf of customers. These services allow customers to reduce exposure to gas and power price volatility and to match their energy supply requirements with their risk and budget objectives.

In the energy management business, AltaGas primarily enters into agency retainer agreements with clients under which it provides gas and electricity supply and price management advice to its customers. Under these agency agreements AltaGas, on behalf of its end-user customers, also purchases, manages and fixes the price of the client's natural gas and electricity purchases. AltaGas acts as agent on behalf of its customers and is generally not exposed to changes in the commodity prices.

Description of Gas Services Business

One of the key functions of the Energy Services segment is the support provided to AltaGas' infrastructure businesses. The gas services group contracts supply and shrinkage gas for AltaGas' extraction facilities. It also contracts and resells capacity on AltaGas transmission pipelines and provides gas control services to balance gas flows. Gas services markets gas for FG&P customers and in the process earns margins, manages credit exposure, and provides additional value-added services to AltaGas' producer customers. In addition, it contracts and manages gas for AltaGas' gas-fired power peaking plants.

In addition to supporting other operating segments within AltaGas, the gas services business identifies opportunities to buy and resell natural gas, market natural gas for producers and exchange, reallocate or resell pipeline capacity and storage to earn a profit. Net revenues from these activities are derived from low-risk opportunities based on transportation cost differentials between pipeline systems and differences in natural gas prices from one period to another. Fixed margins are earned by simultaneously locking in buy and sell transactions in compliance with AltaGas' credit and commodity risk policies. AltaGas also provides energy procurement services for large industrial and utility gas users, and manages the third-party pipeline transportation requirements for many of its gas marketing customers.

AltaGas' gas services business also includes transportation arrangements into the eastern Canadian markets and within Alberta in the form of gas exchange arrangements with AltaGas' gathering and processing customers. AltaGas markets or exchanges all of the volumes that flow through its Cold Lake and Summerdale pipeline systems. In a gas exchange transaction AltaGas receives natural gas from customers on an AltaGas system and delivers the gas to its customers on the TransCanada, ATCO or TransGas systems. By purchasing or exchanging gas on these pipeline systems and at other facilities, AltaGas has achieved positive margins while providing improved netbacks for producers.

Over several years, AltaGas had accumulated a portfolio of oil and natural gas production assets in connection with larger acquisitions of gathering and processing facilities. These oil and natural gas assets were sold in the second quarter of 2007.

New Energy Services Assets

The gas services business will manage AltaGas' 50 percent share of Sarnia Storage Pool Limited Partnership, which owns 5.3 Bcf of gas storage capacity and is currently anticipated to be in commercial operation by July 2009. Storage in the pool will be marketed on a fee-for-service basis to credit-worthy third parties. Market Hub Partners Management Inc., an affiliate of Spectra Energy Corp., has been contracted to manage the general partner of the limited partnership and operate the facility.

Financial Results

For the years ended December 31 ($ millions)	2008	2007
Revenue	1,058.7	1,022.5
Net revenue	14.1	20.9
Operating and administrative expense	12.7	15.6
Amortization expense	2.0	3.3
Operating income	(0.6)	2.0

Operating Statistics

For the years ended December 31	2008	2007
Energy management service contracts(1)	1,711	1,466
Average volumes transacted (GJ/d)(2)	302,392	388,217

(1) Active energy management service contracts at the end of the reporting period.

(2) Average for the period. Includes volumes marketed directly, volumes transacted on behalf of other operating segments, and volumes sold in gas exchange transactions.

Energy Services Variance Analysis

The Energy Services segment reported an operating loss of $0.6 million in 2008 compared to operating income of $2.0 million in 2007. The decrease was due to the $1.6 million gain reported on the sale of oil and natural gas production assets in second quarter 2007, lower fixed-price gas and transportation sales, declining volumes and a one-time cost for commissions paid to a trade association related to 2007. The decreases were partially offset by a one-time pricing adjustment and lower operating and administrative expenses.

Net revenue was $14.1 million in 2008 compared to $20.9 million in 2007. The decrease included $4.4 million from the sale of oil and natural gas assets in second quarter 2007 and $3.5 million due to lower fixed-price gas and transport sales and declining volumes, partially offset by a $0.8 million one-time pricing adjustment.

POWER BUSINESS

Description of Power Generation Assets

The power business comprises 392 MW of total power generation capacity in Alberta through a 50 percent ownership interest in the Sundance B PPAs and a capital lease for 25 MW of gas-fired power peaking capacity. In addition, gas-fired peaking plants have been installed with total generating capacity of 14 MW. The segment also includes a 25 percent interest in a 7-MW run-of-river hydroelectric generation facility in British Columbia acquired in January 2008 with the Taylor acquisition. The power business also includes a 102-MW wind farm in B.C. under construction and approximately 1,900 MW of renewable power under development.

PPAs were established in 1999 under Alberta's program of power industry deregulation. PPAs were created to separate ownership of the physical power generation assets from control of output. The 50 percent interest in the Sundance B PPAs provides AltaGas with the rights to a specified target level of 86 percent of the Sundance B plants' rated capacity and to ancillary services until December 31, 2020.

Results in the power business are largely driven by generator availability, hedge prices (for the portion of capacity that is hedged) and Alberta spot prices (for the portion of capacity that is not hedged). The relationship among production, spot prices and cost of sales is specified in the PPAs. Generally, AltaGas is compensated when power production is less than target levels, at a rate based on the previous month's RAPP. Similarly, if generation from the PPAs is above target, AltaGas is obligated to provide the owner of the generation facility financial compensation based on the difference between actual availability and target availability, multiplied by the RAPP. The financial exposure may be positive or negative depending on the difference between the current Alberta spot price and RAPP and between actual generation and the target. The majority of the cost of sales is the fixed costs and variable operating costs paid to the operator of the Sundance B facility, transmission costs and Alberta Power Pool trading charges. The price for coal purchased through the PPAs is based on pre-defined formulae tied to inflation, rather than the prevailing market price for coal.

AltaGas also leases, operates and maintains 25 MW of gas-fired peaking generation. The lease began in September 2004 and includes an option at the end of the initial term of 10 years to renew for a further 15 years or to purchase the assets. Construction was completed for an additional 14 MW of gas-fired peaking capacity, which increases the Trust's peaking capacity by 58 percent. The Energy Services segment manages the gas requirement for the peaking plants and the units are dispatched from the Edmonton extraction plant. This 39 MW of gas fired peaking capacity provides fuel diversity to AltaGas' power business and partial backstopping to outages at Sundance. In addition, due to their quick ramp up capability, the peaking plants provide revenue from the sale of energy and ancillary services.

New Power Assets

Construction of the 102-MW Bear Mountain Wind Park near Dawson Creek, British Columbia remains on schedule for completion in November 2009. Foundations to support turbine construction are complete and construction of the substation and powerlines is underway. AltaGas is financing the project, which is expected to cost approximately $200 million, through its credit facilities. The Bear Mountain Wind Park is backstopped by a 25-year electricity purchase agreement with BC Hydro. Bear Mountain Wind Park has retained the green attributes and renewable energy credits from the project and intends to sell them to provide an additional revenue stream to the project.

AltaGas entered into an engineering-procurement-construction (EPC) agreement with Enercon GmbH to supply and install the wind turbines. AltaGas has also entered into a long-term service agreement with Enercon to operate and maintain the wind turbines. Expenditures for the project were approximately $50 million in 2008 and are expected to be $135 million in 2009. AltaGas has paid 25 percent of the total euros required for the project and has hedged 90 percent of the remaining euro amounts, which are payable over time commencing in second quarter 2009.

Financial Results

For the years ended December 31 ($ millions)	2008	2007
Revenue	223.5	182.5
Net revenue	129.0	104.2
Operating and administrative expense	3.7	2.1
Amortization expense	7.4	7.5
Operating income	117.9	94.6

Operating Statistics

For the years ended December 31	2008	2007
Volume of power sold (GWh)	2,623	2,661
Average price received on the sale of power ($/MWh)	84.51	68.59
Alberta Power Pool average spot price ($/MWh)	89.95	66.84



$/MWh(1)
Average Price Received by AltaGas
Daily Average Alberta Power Pool Price
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
$48.77
$54.59
$69.26
$68.59
$84.51
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2004
2005
2006
2007
2008

(1) *Chart truncated at $300.00; daily average Alberta power pool price reacted as high as $999.99/MWh.*

Power Generation Variance Analysis

Operating income in the power business for 2008 was $117.9 million compared to $94.6 million in 2007. The increase was due to higher prices received on both spot and hedged sales, higher contributions from peaking plants, an AESO deferral account settlement, and a gain from the sale of a power project under development, partially offset by higher PPA costs, higher transmission costs and higher costs to comply with Alberta's Specified Gas Emitters Regulation (SGER).

Net revenue for 2008 was $129.0 million compared to $104.2 million in 2007. The increase included $27.1 million due to higher prices received on higher hedged volumes, $9.7 million from higher prices received on spot sales, $2.7 million in higher contributions from the gas-fired peaking plants, $1.8 million from an AESO deferral account settlement and $1.6 million from the sale of a power development project. These increases were partially offset by $8.6 million due to a more favourable RAPP received in 2007 than in 2008, $5.3 million as a result of higher transmission costs, $3.2 million of higher costs incurred to comply with Alberta's SGER which came into effect in mid-2007 and $0.9 million in other variable costs.

Operating and administrative expense of $3.7 million in 2008 was higher than the $2.1 million reported in 2007, primarily due to operating and maintenance services AltaGas began providing to the leased peaking plants in March 2007, operating and maintenance costs incurred on the Bantry and Parkland generators, which came on-line in 2008, and administrative costs related to the development of run-of-river projects.

Amortization expense of $7.4 million in 2008 was similar to 2007.

CORPORATE

Description of Corporate Assets

The Corporate segment includes the cost of providing corporate services and general corporate overhead, investments in public and private entities and the effects of changes in the value of risk management assets and liabilities. Management makes operating decisions and assesses performance of its operating segments based on realized results and key financial metrics such as return on equity and return on capital without the impact of the volatility in commodity prices and foreign exchange rates. Management monitors the impact of mark-to-market accounting as part of the consolidated entity as risk is managed on a portfolio basis. Consequently, the impact of mark-to-market accounting on net income is reported and monitored in the Corporate segment.

Financial Results

For the years ended December 31 ($ millions)	2008	2007
Revenue	1.9	5.0
Unrealized gains on risk management	11.0	1.1
Net revenue	12.9	6.2
Operating and administrative expense	42.8	31.2
Amortization expense	2.2	2.3
Operating loss	(32.1)	(27.3)
Operating loss before unrealized gains on risk management	(43.1)	(28.4)

Corporate Variance Analysis

The operating loss for 2008 was $32.1 million compared to $27.3 million in 2007. The increased loss was due to higher operating and administrative costs and lower investment income from Taylor, partially offset by unrealized gains on risk management contracts.

Net revenue was $12.9 million for 2008 compared to $6.2 million in 2007. The increase was due to $9.9 million higher unrealized gains on risk management contracts, partially offset by lower investment income of $2.6 million from Taylor and $0.6 million in lower interest income.

Operating and administrative expense was $42.8 million in 2008 compared to $31.2 million in 2007. The increase was primarily due to higher compensation costs of approximately $7.0 million, higher information technology costs of approximately $2.5 million, $2.0 million of which is non-recurring, and higher rent of approximately $1.5 million.

Amortization expense for 2008 was similar to 2007.

Corporate Outlook

Excluding the impact of mark-to-market accounting, the operating loss for 2009 is expected to be similar to 2008. Operating and administrative expenses are expected to increase by approximately five percent but this is expected to be offset by lower costs related to business development activities which are borne by the operating segments in 2009.

The effects of risk management contracts are based on estimates relating to commodity prices and foreign exchange rates over time. The actual amounts will vary based on these drivers and management is therefore unable to predict the impact of financial instruments. However, the impact of the accounting standards is expected to be relatively low as the Trust uses financial instruments to manage exposure to commodity price fluctuations and to buy and sell gas and power with locked-in margins. The Trust does not execute financial instruments for speculative purposes.

INVESTED CAPITAL

During 2008, AltaGas acquired capital assets, long-term investments and other assets totalling $824.8 million, which included Taylor, AREI, ARELP and Bear Mountain, compared to $86.1 million in 2007. During 2008, the sale of excess equipment, the power development project and the reduction of the carrying value of the Trust's investment in Taylor prior to the acquisition resulted in a reduction of net invested capital of $62.1 million.

Net Invested Capital – Investment Type

Year ended December 31, 2008
($ millions)

	E&T	FG&P	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Capital assets	610.9	63.9	0.3	141.7	6.6	823.4
Long-term investments and other assets	–	–	–	0.7	0.7	1.4
	610.9	63.9	0.3	142.4	7.3	824.8
Disposals:						
Capital assets	(0.1)	(10.1)	–	(5.2)	–	(15.4)
Long-term investments and other assets	–	–	–	–	(48.2)	(48.2)
Net invested capital	610.8	53.8	0.3	137.2	(40.9)	761.2

Net Invested Capital – Investment Type

Year ended December 31, 2007
($ millions)

	E&T	FG&P	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Capital assets	5.0	29.1	9.8	22.0	2.3	68.2
Long-term investments and other assets	–	–	–	(0.5)	18.4	17.9
	5.0	29.1	9.8	21.5	20.7	86.1
Disposals:						
Capital assets	(0.3)	(15.9)	(30.2)	–	–	(46.4)
Long-term investments and other assets	–	–	–	–	–	–
Net invested capital	4.7	13.2	(20.4)	21.5	20.7	39.7

The Trust categorizes its invested capital into maintenance, growth and administration.

Maintenance capital expenditures were $3.7 million in 2008 compared to $5.7 million in 2007. Growth capital of $813.5 million was expended in 2008 (2007 – $56.2 million) which was largely composed of $592.0 million for the Taylor acquisition, $48.7 million for the Bear Mountain Wind Park, $53.9 million for extraction and transmission facilities, $29.6 million for field gathering and processing facilities, $80.0 million for renewable power projects, $9.0 million on the installation of the new power peaking equipment and $0.2 million for the development of the Sarnia storage. Administrative capital expenditures of $7.6 million in 2008 were significantly lower than the $24.2 million recorded in 2007. The decrease was due to $12.5 million recorded in 2007 as a result of accounting for the Trust's investment in Taylor from the equity to the cost method and reclassing the investment as available-for-sale and a $9.2 million promissory note received from the sale of oil and natural gas production assets in 2007. The growth capital has been financed through increased long-term debt.

Invested Capital – Use

Year ended December 31, 2008
($ millions)

	E&T	FG&P	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Maintenance	1.5	2.2	–	–	–	3.7
Growth	609.5	59.3	0.2	142.4	2.1	813.5
Administrative	–	2.3	0.1	–	5.2	7.6
Invested capital	611.0	63.8	0.3	142.4	7.3	824.8

Invested Capital – Use

Year ended December 31, 2007
($ millions)

	E&T	FG&P	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Maintenance	1.7	4.0	–	–	–	5.7
Growth	3.3	23.3	9.3	21.5	(1.2)	56.2
Administrative	–	1.8	0.5	–	21.9	24.2
Invested capital	5.0	29.1	9.8	21.5	20.7	86.1

FINANCIAL INSTRUMENTS

The Trust is exposed to market risk and potential loss from changes in the value of financial instruments. AltaGas enters into financial derivative contracts to manage exposure to fluctuations in commodity prices, interest rates and foreign exchange rates, particularly in the power generation and E&T segments and with respect to interest rates on debt. During 2008, the Trust had positions in the following types of derivatives, which are also disclosed in Note 14 to the Consolidated Financial Statements:

Commodity Forward Contracts

The Trust executes gas, power, and other commodity forward contracts to manage its asset portfolio and lock-in margins from back-to-back purchase and sale agreements. In a forward contract, one party agrees to deliver a specified amount of an underlying asset to the other party at a future date at a specified price. The Energy Services segment transacts primarily on this basis.

Commodity Swap Contracts

The Trust executes fixed-for-floating power price swaps to manage its power asset portfolio. A fixed-for-floating price swap is an agreement between two counterparties to exchange a fixed price for a floating price. The Power Generation segment's results are significantly affected by the price of electricity in Alberta. AltaGas employs derivative commodity instruments for the purpose of managing the Trust's exposure to power price volatility. The Alberta Power Pool settles power prices on an hourly basis and prices ranged from $0/MWh to $999.99/MWh in 2008. The average spot price was $89.95/MWh 2008. AltaGas moderated the impact of this volatility on its business through the use of financial hedges on a portion of its power portfolio that management deemed optimal. The average price received for power by the Trust was $84.51/MWh in 2008.

NGL Frac Spread Hedges

The Trust executes fixed-for-floating frac spread swaps to manage its NGL frac spreads. The Extraction and Transmission segment's results are affected by fluctuations in frac spreads. At December 31, 2008, the Trust had NGL frac spread agreements for 2,800 Bbls/d at an approximate average price of $23/Bbl for the October to December 2008 period. The Trust has also entered into four NGL frac spread agreements for 2009 for a total of 2,800 Bbls/d and 2010 for a total of 700 Bbls/d at an average frac spread of approximately $27/Bbl. The average spot frac spread was $28.79/Bbl for 2008. The average frac spread received was $26.97/Bbl.

Interest Rate Forward Contracts

The Trust enters into interest rate swaps where cash flows of a fixed rate are exchanged for those of a floating rate. At December 31, 2008 the Trust had interest rate swaps with varying terms to maturity of $205 million. Including AltaGas' medium term notes (MTNs) and capital leases, the rate was fixed on 74 percent of AltaGas' debt.

Foreign Exchange Forward Contracts

Foreign exchange exposure created by transacting commercial arrangements in foreign currency is managed through the use of foreign exchange forward contracts whereby a fixed rate is locked in against a floating rate and option agreements whereby an option to transact foreign currency at a future date is purchased or sold. As at December 31, 2008, AltaGas had foreign exchange forward contracts for 62.7 million euros valued at $12.7 million expiring between four and nine months.

Bond Forward Contracts

To partially hedge against the risk of rising interest rates, the Trust entered into a $50 million bond forward contract with a Canadian chartered bank to lock in a five-year Government of Canada bond yield of approximately 3.28 percent. At December 31, 2008 the bond forward hedge had a negative fair market value position of $3.2 million.

The fair value of power, natural gas and NGL derivatives was calculated using estimated forward prices from published sources for the relevant period. The calculation of fair value of the interest rate derivatives used quoted market rates. The fair value of long-term debt was estimated based on discounted future interest and principal payments using estimated interest rates.

The Trust does not speculate on commodity prices and therefore does not engage in any commodity transactions that create incremental exposure or are based solely on expectations of future energy market price movements. Commodity transactions are used to lock-in margins, optimize underlying physical assets or reduce exposure to energy price movements.

AltaGas has a risk management group that reviews commodity and credit risk on a daily basis and has created and adheres to a conservative risk policy and hedging program.

Liquidity and Capital Resources

At this time AltaGas does not expect any currently known trend or uncertainty to affect the Trust's ability to access its historical sources of cash. Each of the Trust's credit facilities has a maturity date, on which date and absent replacement, extension or renewal, the indebtedness under the respective credit facility becomes repayable in its entirety. The earliest maturity date for the Trust's credit facilities is September 28, 2009. Subject to normal documentation requirements, the Trust has secured commitments of $250 million for a new revolving and term credit facility to replace the facility that was scheduled to mature on September 28, 2009.

Cash Flows

For the years ended December 31 ($ millions)	2008	2007
Cash from operations	205.4	183.3
Investing activities	(433.0)	(63.4)
Financing activities	233.4	(120.6)
Change in cash	5.8	(0.7)

Cash from Operations

Cash from operations reported on the Consolidated Statements of Cash Flows increased by 12 percent to $205.4 million in 2008 from $183.3 million in 2007. The increase in cash from operations was mainly due to higher earnings and a decrease in net change in working capital.

Working Capital

For the years ended December 31 ($ millions except current ratio)	2008	2007
Current assets	389.2	290.9
Current liabilities	348.6	274.5
Working capital	40.6	16.4
Current ratio	1.12	1.06

Working capital was $40.6 million at December 31, 2008 compared to $16.4 million at December 31, 2007. The working capital ratio was 1.12 at the end of 2008, consistent with year end 2007.

Investing Activities

Cash used for investing activities in 2008 was $433.0 million compared to $63.4 million in 2007. The increase in cash used for investing activities was due to the acquisition of Taylor, various renewable power projects under development, the construction of Bear Mountain Wind Park and growth projects in the gas business. Cash used for investing activities reflects the actual cash disbursed for investing activities and may not agree with the amounts in the invested capital sections of the MD&A due to the timing of the actual disbursement of funds and the fact that some acquisitions may be non-cash transactions.

Financing Activities

Cash from financing activities in 2008 was $233.4 million compared to cash used of $120.6 million in 2007. The increase was primarily due to $228.2 million of net increase in long-term debt and higher distributions paid, partially offset by proceeds from equity issuance under the DRIP and the equity issuance completed in June 2008.

Capital Resources

The use of debt or equity funding is based on AltaGas' capital structure which is determined by considering the norms and risks associated with each of its business segments. At December 31, 2008 AltaGas had total debt outstanding of $582.0 million, up from $220.7 million as at December 31, 2007. At December 31, 2008 the Trust had $200.0 million in MTNs outstanding and had access to prime loans, bankers' acceptances and letters of credit through bank lines totalling $750.0 million. At December 31, 2008 the Trust had drawn bank debt of $353.0 million and letters of credit outstanding of $70.9 million. The Trust acquired convertible debentures at a face value of $22.1 million through the Taylor acquisition. In 2008, $4.1 were redeemed for cash and $1.3 million was converted into Trust units. The fair value of the outstanding convertible debentures at December 31, 2008 was $16.7 million, which had a face value of $16.3 million.

All of the borrowing facilities have financial tests and other covenants customary for these types of facilities, which must be met at each quarter end. AltaGas has been in compliance with these covenants each quarter since the establishment of the facilities.

AltaGas' target debt-to-total capitalization ratio is 40 to 45 percent. The Trust's debt-to-total capitalization ratio at December 31, 2008 was 37.8 percent, up from 27.4 percent at December 31, 2007 and up from 37.5 percent at the end of the third quarter 2008. The Trust's earnings interest coverage for the rolling 12 months ended December 31, 2008 was 6.2 times.

Debt as a Percent of Total Capitalization


%
60
40
20
0
04
05
06
07
08
42.6
36.0
33.4
27.4
37.8
Target Range

On August 8, 2007 AltaGas filed a Short Form Base Shelf Prospectus to facilitate the issuance of trust units or unsecured debt securities. This shelf has a life of 25 months and permits the Trust to issue up to an aggregate of $500 million of securities. On April 3, 2008 the Trust filed a prospectus supplement to the Short Form Base Shelf prospectus dated August 8, 2007. The supplement establishes AltaGas' MTN program and allows AltaGas to access the Canadian MTN market when appropriate. As of March 3, 2009, under this Short Form Base Shelf Prospectus, AltaGas has utilized approximately $215 million of the original $500 million available.

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities and are indicators of the likelihood of repayments and of the capacity and willingness of an entity to meet its financial commitment on an obligation in accordance with the terms of the obligation. Stability ratings are intended to convey the opinion of a rating agency in respect of the relative stability and sustainability of an entity's distribution stream when compared to other rated Canadian income trusts.

Credit Facilities

($ millions)	Borrowing Capacity	Drawn at December 31 2008	Drawn at December 31 2007
Demand operating facility	50.0	2.8	2.8
Letter of credit facility	75.0	68.1	61.7
Syndicated credit facility(1)	250.0	100.0	–
Syndicated operating credit facility(2)	375.0	253.0	10.0
	750.0	423.9	74.5

(1) Eighteen month term facility maturing September 28, 2009, replaced in February 2009.

(2) Extendible revolving-term credit facility that can be extended beyond the current term date of September 30, 2010 for an additional year.

At December 31, 2008 the Trust held a $75.0 million (December 31, 2007 - $75.0 million) unsecured three-year extendible revolving letter of credit facility with a Canadian chartered bank maturing on September 30, 2010. AltaGas may borrow up to $25.0 million by way of prime loans, U.S. base rate loans, LIBOR loans or bankers' acceptances on the letter of credit facility. Borrowings on the facility bear fees and interest at rates relevant to the nature of the draws made. At December 31, 2008 the Trust had letters of credit of $68.1 million (December 31, 2007 – $61.7 million) outstanding against the extendible revolving-term letter of credit facility and letters of credit of $2.8 million (December 31, 2007 – $2.8 million) outstanding against the demand operating facility.

CONTRACTUAL OBLIGATIONS

December 31, 2008 ($ millions)	Payments Due by Period				
	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Long-term debt	561.7	101.9	458.6	1.2	–
Capital leases	8.8	1.9	5.6	1.3	–
Operating leases	18.3	4.9	12.5	0.9	–
Purchase commitments	122.4	122.4	–	–	–
Total contractual obligations	711.2	231.1	476.7	3.4	–

AltaGas entered into a capital lease with Maxim Energy Group Ltd. for the right to 25 MW of gas-fired power peaking capacity and its related ancillary service and peaking sales revenues. The contract has a 10-year term commencing September 1, 2004 and includes an option at the end of the initial term to extend the term for a further 15 years or to purchase the assets. The net present value of the lease commitment at December 31, 2008 was $8.8 million (December 31, 2007 – $10.0 million) with the balance due in monthly payments comprising principal and interest of $0.2 million.

The Trust has long-term operating lease agreements for office space, office equipment and automotive equipment. The Trust also has purchase commitments for the development of the Bear Mountain Wind Park, including the purchase and installation of the wind turbines.

Other Commitments

Under the terms of a 1997 long-term gas supply contract the Trust is committed to supplying natural gas at prices ranging from $2.34/Mcf in 2007 to $2.40/Mcf by contract expiry in 2009. The Trust contracted with several producers to provide the volumes to fulfill this contract. One of those producers defaulted on its obligation under its gas supply contract in 1999, resulting in the delivery commitment for 2,845 Mcf/d being assumed by the Trust. In December 2006 the Trust entered into a fixed price contract with a third party supplier to fix the price of the gas supply related to the commitment until its expiry in October 2009.

CONTINGENT LIABILITIES

The Sundance B facility experienced an outage in mid December 2008 related to the failure of an induced draft fan. The failure reduced power outage by 50 percent. The facility operator has notified AltaGas that under the PPA it believes this event is a force majeure due to the High Impact Low Probability nature of the event. The impact of this event being a force majeure to AltaGas could be up to a $7.0 million charge to operating income, which is comprised of $1.5 million for 2008 and the remainder for 2009.

AltaGas management does not consider this to be a force majeure event. Mechanical failure has historically been treated as a maintenance issue, rather than a force majeure event. Management believes that the event is not a force majeure and accordingly has not recorded a charge to operating income.

RELATED PARTIES

The Trust sold $96.4 million of natural gas to, and incurred transportation costs of $0.5 million charged by, Utility Group in 2008 as part of the Trust's normal course of business. The Trust also paid management fees of $0.1 million to, and received management fees of $0.2 million, from Utility Group for administrative services. In addition, the Trust provided $0.4 million of operating services to Utility Group. The measurement of transactions between AltaGas and Utility Group is exchange value, to which both parties have agreed. The Trust holds significant influence over Utility Group given AltaGas' 19.6 percent ownership and AltaGas' Chairman and Chief Executive Officer is a director of Utility Group.

The Trust pays rent under a lease for office space and equipment to 2013761 Ontario Inc., which is owned by an employee. Payments of $88,000 were made in 2008 (2007 – $85,000) which is the exchange value of the property agreed to by both parties. The lease was extended for three years ending December 2011.

RATING AGENCIES

In July 2008 Standard & Poor's (S&P) changed its outlook for the Trust from stable to positive, citing as reasons the smooth integration of Taylor's assets into AltaGas' operations, AltaGas' commitment to preserving an acceptable balance sheet and the continued use of sound risk management policies applied to the commodity exposures.

In September 2008 Dominion Bond Rating Service (DBRS) changed its trend for the Trust from stable to positive, citing as reasons the smooth integration of Taylor's assets into the AltaGas operations, AltaGas' commitment to preserving an acceptable balance sheet and progress made in diversifying its earnings and cash flow.

TRUST UNIT INFORMATION

Under the terms of the restructuring of AltaGas into an income trust effective May 1, 2004, AltaGas Services Inc. (ASI) security holders exchanged their shares in ASI for Trust units and eligible security holders also received exchangeable units that are exchangeable into Trust units on a one-for-one basis. The exchangeable units are not listed for trading on an exchange.

Units Outstanding

At February 28, 2009 the Trust had 76.3 million trust units and 2.1 million exchangeable units outstanding and a market capitalization of $1.1 billion based on a closing trading price on February 27, 2009 of $13.65 per trust unit. At February 27, 2009 there were 2.9 million options outstanding and 668,263 options exercisable under the terms of the unit option plan.

DISTRIBUTIONS

AltaGas distributions are determined giving consideration to the ongoing sustainable cash flow as impacted by the consolidated net income, maintenance and growth capital expenditures and debt repayment requirements of the Trust. AltaGas has been able to sustain its distributions through cash from operations. In 2008, the Trust declared distributions of $147.1 million compared to cash from operations of $217.1 million (2007 – $118.6 million and $183.3 million respectively).

The Board of Directors of AltaGas General Partner Inc., delegate of the Trustee, increased the Trust's monthly cash distribution to $0.18 per unit ($2.16 per unit annualized) from $0.175 per unit ($2.10 per unit annualized) commencing with the September 15, 2008 distribution paid. This was AltaGas' fifth distribution increase since converting to a trust in May 2004, which together represent a 20 percent increase since inception. AltaGas pays cash distributions on the 15th day of each month to unitholders of record on the 25th day of the previous month or, in each case, the following business day if the payment or record date falls on a weekend or holiday.

The following table summarizes AltaGas' distribution declaration history since 2006:

Distributions

Years ended December 31 ($ per unit)	2008	2007	2006
First quarter	0.525	0.510	0.485
Second quarter	0.525	0.510	0.495
Third quarter	0.535	0.520	0.505
Fourth quarter	0.540	0.525	0.510
Distribution of shares(1)	–	0.076	–
Total	2.125	2.141	1.995

(1) On September 17, 2007 one share of Utility Group was issued for every 100 trust units and exchangeable units held on August 27, 2007.

Assuming a unit was held throughout 2008, for income tax purposes the Trust expects 87.7 percent of the total distributions declared in 2008 to be taxed as property income, 0.2 percent as dividend income and 12.1 percent as return of capital. For most unitholders, the return of capital amount will reduce the cost base of their Trust units for purposes of calculating the capital gains amount upon disposition of their units. Unitholders should seek independent tax advice in respect of the consequences to them of acquiring, holding and disposing of units.

CHANGES IN ACCOUNTING POLICIES

2008 Changes

Section 1535 Capital Disclosures

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new Canadian Institute of Chartered Accountants (CICA) Handbook Section 1535 "Capital Disclosures" requires the disclosure of qualitative and quantitative information about the Trust's objectives, policies and processes for managing capital. This new section is effective and has been applied to the Trust beginning January 1, 2008.

Section 3031 Inventories

Effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2008, the new CICA Handbook Section 3031 "Inventories" provides guidance on the determination of costs and their subsequent recognition as an expense, including any write-down to net realizable value. This section has been applied to the Trust beginning January 1, 2008.

Section 3862 Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new CICA Handbook Sections 3862 "Financial Instruments – Disclosures" and 3863 "Financial Instruments – Presentation" replaced Section 3861 to prescribe the requirements for presentation and disclosure of financial instruments. The objective of Section 3862 is to provide users with information to evaluate the significance of the financial instruments on the entity's financial position and performance, the nature and extent of risks arising from financial instruments, and how the entity manages those risks. The provisions of Section 3863 deal with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. These sections are effective for the Trust beginning January 1, 2008.

Future Accounting Changes

Section 3064 Goodwill and Intangible Assets

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2008, the new CICA Handbook Section 3064 "Goodwill and Intangible Assets" will replace Section 3062 "Goodwill and Other Intangible Assets" and Section 3450 "Research and Development Costs". This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets, including internally generated intangible assets. This new section is effective for the Trust beginning January 1, 2009.

Section 1582 Business Combinations

This section applies to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. The new CICA Handbook Section 1582 will replace Section 1581 "Business Combinations" establishing standards for the accounting for a business combination similar to those under International Financial Reporting Standards. Earlier adoption of this section is permitted.

Section 1601 Consolidated Financial Statements and Section 1602 Non-Controlling Interests

Effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2011, the new CICA Handbooks Sections 1601 and 1602 will replace Section 1600 "Consolidated Financial Statements". These sections establish standards for the preparation of consolidated financial statements and accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. Earlier adoption of this section is permitted as of the beginning of a fiscal year.

International Financial Reporting Standards (IFRS)

Canadian publicly-traded companies will be required to prepare their financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, for the financial years beginning on or after January 1, 2011. Effective January 1, 2011, AltaGas Income Trust will adopt IFRS as the basis for preparing its consolidated financial statements. Financial results for the quarter ended March 31, 2011 shall be prepared on an IFRS basis, with comparative data on an IFRS basis, including an opening balance sheet, as at January 1, 2010.

In order to meet the requirement to transition to IFRS, the Trust has established an enterprise-wide project and formed an executive steering committee with regular reporting to the Audit Committee. The project is supported by dedicated resources.

The transition plan is comprised of three phases: IFRS diagnostic assessment, implementation and education, and completion of information technology systems and business process changes. The diagnostic phase of the project has been completed. Based on these results there is likely to be a change to the accounting policies for capital assets and consolidation. It is also foreseen that extended MD&A disclosure and notes accompanying the financial statements will be required. Within the scope of the conversion process, the Trust will assess the impact on the key performance indicators from adopting IFRS, which affect compensation plans and the covenants within the loan arrangements. The project plan also includes a realignment of the CEO/CFO certification process based on changes in the accounting policies, systems and business processes.

Training of AltaGas' employees at all levels of the organization was initiated during 2008 and will continue until the conversion date.

Managerial decisions on the elective exemptions allowed under IFRS 1 (First Time Adoption of International Financial Reporting Standards and accounting policies) will be made during 2009. Management has not fully determined the impact of adopting IFRS on its financial statements, however, it should be noted that the current financial statements may be significantly different if presented in accordance with IFRS.

CRITICAL ACCOUNTING ESTIMATES

Since a determination of the value of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the Trust's Consolidated Financial Statements requires the use of estimates and assumptions which have been made using careful judgment. AltaGas' significant accounting policies are contained in the notes to the Consolidated Financial Statements. Certain of these policies involve critical accounting estimates as a result of the requirement to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

AltaGas' critical accounting estimates continue to be amortization expense, asset retirement obligations, asset impairment assessment and income taxes. The following section describes the critical accounting estimates and assumptions that AltaGas has made and how they affect the amounts reported in the Consolidated Financial Statements.

Amortization

AltaGas performs assessments of amortization of capital assets and energy services arrangements, contracts and relationships. When it is determined that assigned asset lives do not reflect the estimated remaining period of benefit, prospective changes are made to the depreciable lives of those assets. Oil and gas capitalized costs are depleted (amortized) to income on a unit-of-production basis over the estimated production life of proved reserves. Amortization is a critical accounting estimate because:

- There are a number of uncertainties inherent in estimating the remaining useful life of certain assets;
- There is also uncertainty related to assumptions about reserve quantities; and
- Changes in these assumptions could result in material adjustment to the amount of amortization that the Trust recognizes from period to period.

Asset Retirement Obligations and Other Environmental Costs

The Trust records liabilities relating to asset retirement obligations and other environmental matters. Asset retirement obligations and other environmental costs is a critical accounting estimate because:

- The majority of the asset retirement costs will not be incurred for a number of years (most are estimated between 2045 and 2060), requiring the Trust to make estimates over a long period of time;
- Environmental laws and regulations could change, resulting in a change in the amount and timing of expenses anticipated to be incurred; and
- A change in any of these estimates could have a material impact on the Trust's Consolidated Financial Statements.

Asset Impairment

AltaGas reviews long-lived assets and intangible assets with finite lives whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability is determined based on an estimate of undiscounted cash flows, and measurement of an impairment loss is determined based on the fair value of the assets. This is a critical accounting estimate because:

- It requires management to make assumptions about future cash inflows and outflows over the life of an asset, which are susceptible to changes from period to period due to changing information available related to the determination of the assumptions; and
- The impact of recognizing an impairment may be material to the Trust's Consolidated Financial Statements.

With respect to impairment assessment, management has made fair-value determinations related to goodwill, estimating future cash flows as well as appropriate discount rates. The estimates have been applied consistent with prior periods.

Income Taxes

The Trust and its Canadian subsidiaries are (in addition to local tax rules applicable to their foreign subsidiaries) subject to a regime of specialized rules prescribed under the Income Tax Act (Canada) for purposes of determining the amount of the Trust's and its subsidiaries' income that will be subject to tax in Canada. Accordingly, the determination of the Trust's and its subsidiaries' provision for income taxes involves the application of these complex rules in respect of which alternative interpretations may arise. Management of the Trust and its subsidiaries recognize that interpretations they may make in connection with tax filings may ultimately differ from those made by the tax authorities. Tax planning may allow the entities to record lower income taxes in the current year and, as well, income taxes recorded in prior years may be adjusted in the current year to reflect management's best estimates of the overall adequacy of the provisions.

Substantial future income tax assets are recognized in the Consolidated Financial Statements of the Trust. The recognition of future tax assets depends on the assumption that future earnings will be sufficient to realize the deferred benefit. The amount of the future tax asset or liability recorded is based on management's best estimate of the timing of the realization of the assets or liabilities.

If management's interpretation of tax legislation differs from that of local tax authorities or if timing of reversals is not as anticipated, the provision for income taxes could increase or decrease in future periods. See Note 12 to the Consolidated Financial Statements.

Pension Plans and Post-Retirement Benefits

The determination of pension plan obligations and expense is based on a number of actuarial assumptions. Two critical assumptions are the expected long-term rate of return on plan assets and the discount rate applied to pension plan obligations. For post-retirement benefit plans, which provide for certain health care premiums and life insurance benefits for qualifying retired employees and which are not funded, critical assumptions in determining post-retirement obligations and expense are the discount rate and the assumed health care cost-trend rates. Notes 2 and 21 to the Consolidated Financial Statements include information on the assumptions used for the purposes of recording the funding status of the plans and the associated expenses.

OFF-BALANCE-SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, or a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support or engages in leasing, hedging or research and development services with the Trust.

DISCLOSURE AND INTERNAL CONTROLS

Management of the Trust is responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal controls over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings". The objective of this instrument is to improve the quality, reliability and transparency of information that is filed or submitted under securities legislation.

The Chief Executive Officer and the Chief Financial Officer have designed, with the assistance of the Trust's employees, DC&P and ICFR to provide reasonable assurance that material information is made known to them; is reported on a timely basis; financial reporting is reliable; and financial statements prepared for external purposes are in accordance with Canadian GAAP.

The Chief Executive Officer and the Chief Financial Officer have evaluated, with the assistance of the Trust's employees, the effectiveness of AltaGas' DC&P and ICFR and based on that evaluation have concluded DC&P and ICFR were effective on December 31, 2008. There have been no changes in AltaGas' ICFR during the period beginning on January 1, 2008 and ended on December 31, 2008 that have materially affected, or are reasonably likely to materially affect ICFR.

SUBSEQUENT EVENTS

Acquisition of Glenridge Wind Development Project

On January 7, 2009 AltaGas acquired the Glenridge wind development project for $2.2 million. The development assets are located near Medicine Hat, Alberta and are expected to provide AltaGas with the potential to develop approximately 100 MW of wind power generation.

Financing

On January 27, 2009 AltaGas entered into an agreement with a syndicate of underwriters, co-led by TD Securities Inc. and Clarus Securities Inc. under which the underwriters agreed to purchase from AltaGas and sell to the public 6,100,000 trust units at a purchase price of $16.50 per unit. On February 10, 2009 AltaGas announced the closing of the offering resulting in gross proceeds of approximately $100 million. The net proceeds from the offering will be used to reduce indebtedness. The offering forms part of a comprehensive debt and equity financing plan which includes the equity offering, as well as a new syndicated revolving and term credit facility. The new facility replaces the Trust's $250 million, 18-month credit facility expiring in September 2009.

Investment in Magma Energy Corp.

On January 15, 2009 AltaGas invested $10 million to acquire approximately a five percent equity position in Magma Energy Corp. (Magma), a private company focused on the exploration, development and operation of geothermal energy projects. AltaGas also received the right to acquire a direct interest in certain future geothermal projects developed or acquired by Magma. Magma currently owns and operates an 8-MW geothermal energy plant in Nevada as well as a portfolio of geothermal exploration and development projects in the western United States, Argentina, Chile, Nicaragua and Peru.

FOURTH QUARTER HIGHLIGHTS

Financial results in fourth quarter 2008 were higher than the same quarter 2007 as net income increased by 25 percent. The gas business results represented strong operating performance from the increased asset base due to the acquisition of Taylor in January 2008. The power business also delivered strong results in the fourth quarter from higher power prices reflecting the impact of the Trust's disciplined hedging strategy, as well as higher spot prices.

Net income for the three months ended December 31, 2008 was $39.6 million ($0.55 per unit – basic) compared to $31.8 million ($0.55 per unit – basic) for the same period in 2007. Excluding the after-tax gain of $6.1 million related to risk management contracts, net income for fourth quarter was $33.5 million ($0.47 per unit – basic). Excluding a $6.1 million non-cash tax recovery due to reduced federal tax rates enacted in fourth quarter 2007, net income for fourth quarter 2007 was $25.7 million ($0.44 per unit – basic).

In fourth quarter 2008, operating income across all segments increased 87 percent to $54.1 million from $28.9 million.

Operating income from the gas business was $25.0 million in fourth quarter 2008 compared to $16.4 million in same quarter 2007. Operating income increased primarily due to the larger energy infrastructure asset base as a result of the Taylor acquisition in January 2008, new facilities in the FG&P segment and higher rates, partially offset by natural declines in certain FG&P operating areas. In the FG&P segment, planned downtime at Bantry and operational issues at Rainbow Lake resulted in $1.5 million impact on operating income.

In the power business, operating income was $32.5 million in fourth quarter 2008 compared to $20.4 million in fourth quarter 2007. Operating income increased due to higher prices, lower PPA costs and higher contributions from gas-fired peaking plants, partially offset by higher transmission costs. In fourth quarter, the power segment reported approximately $1.0 million in non-recurring repair costs related to the peaking plants.

The operating loss in the corporate segment decreased primarily due to unrealized gains in the fair value of risk management contracts, partially offset by lower investment income and higher general and administrative costs due to the Taylor acquisition, overall escalating costs and higher costs to support the growth of the Trust.

On a consolidated basis, net revenue for the fourth quarter 2008 was $125.8 million compared to $76.4 million in same quarter 2007. In the gas business, net revenue increased due to additional extraction, processing and transmission facilities and higher operating cost recoveries. These increases were partially offset by natural declines in certain FG&P areas. In the power business, net revenue increased due to higher prices received on both spot sales and hedged volumes, lower PPA costs and higher contributions from gas-fired peaking plants, partially offset by higher transmission costs. In addition, an unrealized gain of $9.6 million on the fair value of risk management contracts increased net revenue.

Operating and administrative expense for fourth quarter 2008 was $54.9 million, up from $36.2 million in same quarter in 2007. The increase was primarily a result of new and expanded facilities in the gas business and increased costs to support the growth of the Trust and overall escalating costs. The corporate segment reported approximately $2.0 million in non-recurring costs related to technology support for the organization.

Amortization expense for fourth quarter 2008 was $16.8 million compared to $11.4 million in the same quarter last year. The increase was due to the additional facilities acquired in 2008.

Interest expense for fourth quarter 2008 was $8.1 million compared to $2.9 million in same quarter 2007. The increase was due to higher average debt balances of $581.6 million in the fourth quarter of 2008 compared to $218.6 million for the same period in 2007 and higher average interest rates period-over-period. The average effective interest rate was 6.3 percent in fourth quarter 2008 compared to 5.5 percent for fourth quarter 2007 due to the Trust unwinding a bond forward hedge and recording incremental interest expense of approximately $2.0 million.

Income tax expense in fourth quarter 2008 was $6.4 million compared to income tax recovery of $5.8 million in the same period 2007. The increase was primarily due to $6.1 million related to the lower federal corporate income tax rates enacted in 2007, $3.2 million due to unrealized gains on risk management contracts, $1.5 million due to true up of tax asset estimates and $1.4 million due to differences in earnings.

SENSITIVITY ANALYSIS

The following table illustrates the anticipated effects of possible economic and operational changes on AltaGas' expected 2009 net income.

Factor Share	Increase or Decrease	Increase or Decrease in Net Income per Unit
Gathering and Processing volumes	5 Mmcf/d	0.013
Gathering and Processing operating margin per Mcf	1 cent /Mcf	0.024
Alberta electricity prices[1]	$1/MWh	0.006
Natural gas liquids fractionation spread[2]	$1 per Bbl	0.006
Interest rates	25 bps	0.004

(1) Based on 70 percent of PPA volumes being hedged.

(2) Based on 60 percent of frac spread exposed NGL volumes being hedged.

SUMMARY OF CONSOLIDATED RESULTS FOR THE EIGHT MOST RECENT QUARTERS

($ millions)	Q4-08	Q3-08	Q2-08	Q1-08	Q4-07	Q3-07	Q2-07	Q1-07
Net revenue[1]	125.8	122.7	117.3	110.7	76.4	88.2	80.1	79.3
Operating income[1]	54.1	50.7	37.0	47.6	28.9	37.5	31.2	29.0
Net income	39.6	53.5	32.9	37.6	31.8	31.4	21.1	24.6

($ per unit)	Q4-08	Q3-08	Q2-08	Q1-08	Q4-07	Q3-07	Q2-07	Q1-07
Net income								
Basic	0.55	0.75	0.49	0.58	0.55	0.54	0.37	0.43
Diluted	0.56	0.75	0.49	0.57	0.55	0.54	0.37	0.43
Distributions declared[2]	0.54	0.535	0.525	0.525	0.525	0.52	0.51	0.51

(1) Non-GAAP financial measure. See Non-GAAP Financial Measures.

(2) Excludes the special distribution issuance of one common share of Utility Group for every 100 trust units held on August 27, 2007, valued at $0.076 per unit.

Identifiable trends in AltaGas' business in the past eight quarters reflect: the organization's internal growth; acquisitions; a favourable business environment; including generally increasing power prices in Alberta; higher frac spreads and asset dispositions.

Significant items that impacted individual quarterly earnings were as follows:

- In second quarter 2007 the Trust recorded a $6.5 million future tax expense as a result of new tax legislation included in Bill C-52, SIFT, which was substantially enacted by the Government of Canada. This non-cash charge to earnings relates to the temporary differences between the accounting and tax basis of AltaGas' assets and liabilities;
- In fourth quarter 2007 a $6.1 million non-cash future income tax benefit was recorded as a result of the substantive enactment of a reduction in the federal corporate income tax rates;
- In first quarter 2008 the Taylor acquisition was completed for total consideration of $455.2 million, of which $256.3 million was cash consideration and $198.9 million was for units issued. Results in first quarter 2008 increased as a result of the Taylor acquisition; and
- In third quarter 2008, AltaGas recognized an income tax recovery of $13.8 million related to reduced future income tax liability due to lower effective tax rates resulting from the reorganization of legal entities within the Trust's structure.

SEC File # 82-34911

Rapport de gestion

Le rapport de gestion et les états financiers consolidés ci-joints sont présentés afin de permettre aux lecteurs d'évaluer les résultats d'exploitation, la situation de trésorerie et les sources de financement d'AltaGas Income Trust (AltaGas ou la Fiducie) au 31 décembre 2008 et pour l'exercice terminé à cette date, en regard de l'exercice 2007. Ce rapport de gestion, daté du 3 mars 2009, doit être lu avec les états financiers consolidés vérifiés ci-joints de la Fiducie et les notes y afférentes pour l'exercice terminé le 31 décembre 2008.

Le présent rapport de gestion contient des énoncés prospectifs. Dans le présent rapport de gestion, les expressions «peut», «devrait», «pourrait», «a l'intention de», «prévoit», «projette», «croit», «compte», «estime» et «s'attend à ce que», ou d'autres expressions semblables, lorsqu'elles se rapportent à la Fiducie ou à un membre du groupe de cette dernière, désignent des énoncés prospectifs. Plus particulièrement, ce rapport de gestion contient des énoncés prospectifs concernant, entre autres choses, les objectifs d'affaires, la croissance prévue, les résultats d'exploitation, le rendement, les projets et occasions d'affaires et les résultats financiers. Les énoncés prospectifs se retrouvent précisément sous les rubriques «Perspectives consolidées», «Stratégie», «Secteur du gaz – Exploiter les possibilités d'affaires», «Perspectives du secteur du gaz», «Secteur Production d'électricité – Exploiter les possibilités d'affaires», «Perspectives du secteur Production d'électricité», «Projets d'investissement» et «Perspectives du secteur Siège social».

Ces énoncés comportent des risques connus et inconnus, des incertitudes et d'autres facteurs qui peuvent faire en sorte que les résultats ou les événements réels diffèrent de façon importante de ceux qui y sont prévus. Ces énoncés reflètent les vues actuelles de la Fiducie relativement à des événements futurs basés sur certains facteurs et hypothèses importants, et sont assujettis à certains risques et incertitudes, y compris, sans s'y limiter, des changements à l'égard de la concurrence, l'évolution du cadre législatif et réglementaire, les changements de loi fiscale, les conditions économiques générales et d'autres facteurs énoncés dans les documents d'information publique de la Fiducie.

Plusieurs facteurs pourraient entraîner des écarts entre les résultats réels, le rendement ou les réalisations de la Fiducie ou de l'un de ses secteurs et ceux décrits dans le présent rapport de gestion, y compris, sans s'y limiter, ceux énoncés ci-dessus; en outre, les hypothèses sous-jacentes pourraient se révéler inexactes. Cette liste de facteurs ne doit pas être considérée comme exhaustive. Si l'un ou plusieurs de ces risques ou de ces incertitudes se réalisent ou si les hypothèses sous-jacentes aux énoncés prospectifs se révèlent incorrectes, les résultats réels peuvent différer considérablement de ceux qui sont décrits dans le présent rapport de gestion tels qu'ils ont été prévus, estimés, attendus ou proposés. Il ne faut pas se fier indûment aux énoncés prospectifs qui figurent dans le présent rapport de gestion. Ces énoncés ne sont valables qu'en date du présent rapport de gestion. La Fiducie n'a pas l'intention de mettre à jour ces énoncés prospectifs et n'assume aucune obligation à cet égard, sauf si la loi l'exige. Les énoncés prospectifs contenus dans le présent rapport de gestion sont donnés expressément sous réserve de la présente mise en garde.

Le présent rapport de gestion contient des perspectives financières sur les résultats d'exploitation, la situation financière ou les flux de trésorerie prospectifs, qui sont établies en se fondant sur des hypothèses au sujet des événements futurs, notamment les conditions économiques et les lignes de conduite futures qui sont fondées sur l'évaluation par la direction des informations pertinentes disponibles actuellement. Les lecteurs ne doivent pas utiliser ces perspectives financières à des fins autres que celles pour lesquelles elles sont présentées dans ce rapport de gestion.

Le lecteur peut trouver de l'information additionnelle sur AltaGas en visitant le site Web de la Fiducie à l'adresse www.altagas.ca. Les documents d'information continue de la Fiducie, y compris le rapport de gestion et les états financiers consolidés annuels, la notice annuelle, la circulaire d'information, la déclaration d'acquisition d'entreprise et la circulaire de sollicitation de procurations, les avis de changements importants et les communiqués de presse publiés par la Fiducie, se trouvent également dans le site Web de la Fiducie ou directement dans le site de SEDAR à l'adresse www.sedar.com.

ALTAGAS INCOME TRUST

Les principales entreprises de la Fiducie sont exploitées par AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership et AltaGas Pipeline Partnership, Taylor NGL Limited Partnership (Taylor), ainsi qu'AltaGas Energy Limited Partnership (anciennement connue sous le nom de PremStar Energy Canada Limited Partnership), ECNG Energy L.P. (collectivement, les «filiales actives»), AltaGas Renewable Energy Inc. (AREI) (anciennement connue sous le nom de NovaGreenPower Inc.) et AltaGas Renewable Energy GP Inc. (ARELP) (anciennement connue sous le nom de GreenWing Energy Development GP Inc.). Les flux de trésorerie de la Fiducie

dépendent uniquement des résultats des filiales actives et sont surtout tirés des intérêts sur les prêts consentis aux filiales actives et des dividendes ou des rendements du capital découlant des participations détenues dans la structure de fiducie.

AltaGas General Partner Inc., par l'entremise de son conseil d'administration, dont les membres sont élus par la Fiducie à la demande des porteurs de parts, a été mandatée par le fiduciaire de la Fiducie pour gérer ou superviser l'entreprise et les affaires de la Fiducie. AltaGas Ltd. assure la prestation de tous les services de gestion, d'administration et d'exploitation à la Fiducie et à ses filiales.

VISION

AltaGas vise à être un chef de file des entreprises canadiennes d'infrastructure énergétique, principalement au Canada et dans le nord et l'ouest des États-Unis, en misant sur la solidité de ses activités sous-jacentes, son expertise en exploitation et sa vigueur financière. Pour réaliser sa vision, AltaGas s'efforce d'augmenter la valeur et la rentabilité de ses actifs existants, et d'agrandir et de diversifier son infrastructure énergétique dans les secteurs de l'électricité et du gaz au moyen d'acquisitions et de mises en valeur.

APERÇU DES ACTIVITÉS

AltaGas est une entreprise d'infrastructure énergétique dans les secteurs du gaz naturel et de l'électricité qui est dotée de liens physiques le long de la chaîne de valeur énergétique. AltaGas possède une expérience considérable en exploitation qui lui a permis d'assurer l'efficacité, la fiabilité et la rentabilité de ses actifs. De plus, elle connaît les marchés dans lesquels elle exerce ses activités et la discipline financière nécessaire pour créer une valeur à long terme pour ses investisseurs. AltaGas vise à maximiser la rentabilité et la valeur à long terme de ses actifs à court terme et à agrandir son entreprise d'infrastructure énergétique grâce à des acquisitions et à la mise en valeur d'actifs et à la prestation de services liés à ses activités existantes.

Le secteur du gaz comprend les immobilisations de collecte et de traitement, notamment les gazoducs de collecte et les installations de traitement du gaz naturel. Les réseaux de collecte acheminent le gaz naturel des puits producteurs aux installations de traitement; les installations de traitement retirent du gaz naturel les impuretés et certains composants d'hydrocarbures, puis compriment le gaz pour qu'il réponde aux spécifications de transport des gazoducs en aval. Les immobilisations de traitement comprennent aussi des usines d'extraction d'éthane et de liquides de gaz naturel (LGN), et des installations de fractionnement sur place. Les usines d'extraction sont situées le long des principaux gazoducs de transport de gaz naturel et traitent à nouveau le gaz naturel en vue d'en extraire l'éthane et les LGN et de les récupérer. La Fiducie possède une capacité d'extraction de 1,6 gpc/j et une capacité de traitement du gaz brut de 1,2 gpc/j. Le secteur du gaz comprend aussi des gazoducs de transport du gaz naturel et des LGN. Les gazoducs de transport livrent du gaz naturel et des LGN aux réseaux de distribution, aux utilisateurs finaux ou à d'autres gazoducs en aval. Un autre atout du secteur du gaz consiste en sa capacité d'utiliser la connaissance et l'expertise du marché d'AltaGas pour optimiser les actifs en vue de créer de la valeur. AltaGas fournit des services de consultation en énergie et de gestion des approvisionnements à des utilisateurs finaux non résidentiels, achète et revend de l'énergie et des services de transport et de stockage de gaz, et commercialise le gaz pour les producteurs afin d'augmenter la valeur en optimisant l'infrastructure qui forme la majeure partie de la chaîne de valeur.

Le secteur Production d'électricité consiste en la production de 353 MW d'électricité au moyen d'une centrale de base alimentée au charbon, aux termes d'ententes d'achat d'électricité (EAE). Les EAE sont détenues grâce à une participation de 50 % dans les EAE de Sundance B qui donne à AltaGas les droits sur la capacité de production et sur les services auxiliaires de la centrale de Sundance B jusqu'au 31 décembre 2020. La centrale de Sundance est située à 70 km à l'ouest d'Edmonton (Alberta). De plus, le secteur de la production d'électricité d'AltaGas inclut le parc éolien de Bear Mountain, près de Dawson Creek (Colombie-Britannique), qui aura une capacité de 102 mégawatts (MW), qui est actuellement en construction et dont la mise en service est prévue pour novembre 2009, ainsi qu'une capacité de production de pointe de 39 MW d'électricité alimentée au gaz, dont 25 MW ont été acquis aux termes d'un contrat de location-acquisition, et une participation de 25 % dans une centrale hydroélectrique au fil de l'eau d'une capacité de production de 7 MW. En 2008, la Fiducie a fait de nombreuses acquisitions, ajoutant à son portefeuille huit projets au fil de l'eau en Colombie-Britannique et divers projets d'énergie éolienne au Canada et aux États-Unis. AltaGas possède

actuellement une capacité potentielle combinée d'environ 1 900 MW dans des projets d'énergie renouvelable en développement.

STRATÉGIE D'ALTAGAS

La Fiducie est une entreprise d'infrastructure énergétique non diversifiée qui fournit des services tout au long de la chaîne énergétique en effectuant la collecte, le traitement, le transport, le stockage et la commercialisation du gaz naturel et des LGN, de même que la production et la vente d'électricité. Les solides bases à long terme de l'offre et de la demande de gaz et d'électricité forment les assises de la stratégie d'AltaGas.

La stratégie de la Fiducie consiste à rehausser la valeur pour les porteurs de parts grâce à des bénéfices et à des flux de trésorerie durables et croissants tirés de ses actifs existants, et à la croissance et à la diversification de ses activités au moyen d'acquisitions et de la construction de nouvelles infrastructures ayant une longue vie économique dans les secteurs du gaz naturel et de l'électricité. Les placements sont diversifiés quant à la source de revenus, aux modalités contractuelles, aux cycles sectoriels et à l'emplacement géographique. La Fiducie s'attend à ce qu'à long terme, la croissance de ses activités, attribuable à des investissements au Canada et dans le nord et l'ouest des États-Unis, soit également répartie entre les secteurs du gaz et de l'électricité. La Fiducie a fait ses preuves, s'appuyant sur son expertise en exploitation, sa connaissance du marché de l'énergie, sa discipline et sa solidité financières pour dégager des rendements durables à l'intention de ses investisseurs.

En positionnant les actifs et les services de la Fiducie de manière stratégique au sein de la chaîne de valeur énergétique, AltaGas relie la production d'énergie aux utilisateurs d'énergie. AltaGas cherche des occasions d'affaires assurant un solide rendement financier et un grand potentiel de croissance; elle relève, évalue et cible les occasions qui contribuent à la hausse du bénéfice et des flux de trésorerie et qui comportent un juste équilibre entre le risque et le rendement.

FAITS SAILLANTS DE 2008

AltaGas :

- a conclu l'acquisition de Taylor le 10 janvier 2008 pour un prix d'achat total de quelque 600 millions de dollars. Cette acquisition a entraîné une augmentation importante des immobilisations d'infrastructure du secteur du gaz d'AltaGas;
- a acquis des projets d'énergie éolienne et d'hydroélectricité en développement. Une acquisition a été réglée au moyen d'une émission de bons de souscription spéciaux, alors que les autres ont été effectuées au comptant. AltaGas s'est portée acquéreur de projets d'énergie éolienne et de projets au fil de l'eau en développement d'environ 1 000 MW totalisant 55 millions de dollars en espèces et en bons de souscription spéciaux;
- a mené à bien des projets d'environ 50 millions de dollars visant à accroître ses volumes et l'efficience de son complexe Harmattan. En 2008, le complexe a relevé son débit de traitement du gaz naturel, le faisant passer de 30 mmpc/j à 40 mmpc/j, et a haussé les volumes de LGN traités, donc les volumes d'éthane extrait, de 1 100 b/j à 1 400 b/j;
- a réalisé le placement de 3 825 000 parts de fiducie au prix de 26,20 $ la part. Les preneurs fermes ont exercé pleinement leur option d'attribution excédentaire, achetant 573 750 parts de fiducie additionnelles à 26,20 $ la part. L'ensemble du placement de 4 397 750 parts de fiducie a engendré un produit net de 110 millions de dollars;
- a fini d'installer les fondations des tours du parc éolien de 102 MW de Bear Mountain. L'exploitation du projet devrait commencer en novembre 2009 comme prévu, au coût d'environ 200 millions de dollars;
- a démarré la construction de l'entrepôt de gaz de Sarnia. Le budget est respecté et l'exploitation devrait commencer en juillet 2009;
- a dégagé un bénéfice net de 163,6 millions de dollars (2,38 $ la part), comparativement à 108,8 millions de dollars (1,90 $ la part) en 2007;
- a présenté un BAIIA[1] de 256,4 millions de dollars (3,73 $ la part), en hausse par rapport à 173,7 millions de dollars (3,03 $ la part) en 2007;
- a généré des flux de trésorerie d'exploitation de 205,4 millions de dollars (2,99 $ la part) en 2008, comparativement à 183,3 millions de dollars (3,19 $ la part) en 2007;

- a généré des liquidités provenant de l'exploitation[1] de 217,1 millions de dollars (3,16 $ la part), comparativement à 162,9 millions de dollars (2,84 $ la part) en 2007;
- a augmenté les distributions mensuelles de 3 %, lesquelles sont passées de 0,175 $ à 0,180 $ depuis la distribution de septembre 2008.

[1] *Inclut des mesures financières non conformes aux principes comptables généralement reconnus du Canada. Se reporter à la rubrique «Mesures financières non conformes aux PCGR».*

PERSPECTIVES CONSOLIDÉES

AltaGas se trouve bien positionnée pour dégager de nouveau des résultats solides en 2009, malgré la conjoncture économique difficile. La majeure partie des bénéfices de la Fiducie provient de contrats à long terme fondés sur la rémunération au service, le coût du service ou le volume minimum. Comme la Fiducie est exposée aux différentiels de fractionnement et aux prix de l'électricité en Alberta, elle s'est donné une stratégie rigoureuse de couverture qui atténue l'incidence du différentiel de fractionnement et de la volatilité du prix de l'électricité. Sa gamme diversifiée d'actifs contribue à la stabilité de ses bénéfices, car les incidences des prix des marchandises dans le secteur du gaz et le secteur Production d'électricité se contrebalancent souvent. Dans le secteur du gaz, les résultats devraient être les mêmes en 2009 qu'en 2008, car les différentiels de fractionnement plus faibles ont été compensés par les bénéfices et les rentrées de fonds redevables aux projets d'investissement de 2008 et de 2009, par le moins grand nombre d'arrêts liés à l'entretien et l'amélioration de la fiabilité des usines. Les résultats du secteur Production d'électricité devraient diminuer en raison du prix au comptant à terme en vigueur pour l'électricité. La demande moyenne d'électricité en Alberta ne devrait pas tellement changer en 2009, même si de nouveaux records de demande ont été établis à l'été et à l'hiver 2008, malgré une croissance anémique de la demande pour cette période. Les prix moins élevés de l'électricité en Alberta seront partiellement compensés par la contribution des nouvelles centrales à charge de pointe, en exploitation depuis la fin de 2008, et le parc éolien de Bear Mountain qui devrait entrer en service en novembre 2009.

La Fiducie est également bien placée pour tirer profit des occasions de croissance qui se présentent. Le placement en actions de 100 millions de dollars clôturé le 10 février 2009 a réduit le ratio d'endettement de la Fiducie, le faisant passer de 37,8 % au 31 décembre 2008 à 32 % selon des données pro forma. En février 2009, la Fiducie a obtenu des engagements à l'égard d'une nouvelle facilité de crédit à terme renouvelable de 250 millions de dollars destinée à remplacer sa facilité de crédit de 250 millions de dollars qui arrivera à échéance en septembre 2009. La nouvelle facilité viendra à échéance en août 2010. Grâce à son bilan plus solide ainsi qu'à sa liquidité et à sa flexibilité accrues, la Fiducie est en mesure de tirer avantage des occasions de croissance pour hausser les rendements offerts aux porteurs de parts à un moment où d'autres sociétés du secteur peuvent subir des contraintes liées aux capitaux. AltaGas prévoit mettre fin à une partie de ses facilités de crédit bancaires en 2009 pour améliorer encore sa liquidité et sa flexibilité financières.

SECTEUR DU GAZ

Le secteur du gaz de la Fiducie est constitué d'une infrastructure de traitement et de transport du gaz et des LGN, de même que d'offres de services de commercialisation du gaz et d'optimisation destinés à rehausser la valeur au sein de la chaîne de valeur énergétique. La direction d'AltaGas croit que les régions productrices de gaz naturel d'Amérique du Nord continueront d'avoir besoin d'investissements importants dans les immobilisations liées au forage, à la collecte et au traitement afin de soutenir les niveaux de production nécessaires pour satisfaire à la demande à long terme en gaz naturel.

Exploiter les possibilités d'affaires

AltaGas explore des possibilités dans le secteur du gaz en vue d'augmenter la valeur à long terme pour les porteurs de parts. Les objectifs de la Fiducie sont les suivants :

- augmenter le débit et l'utilisation de l'infrastructure existante;
- acquérir et développer de nouveaux actifs de l'infrastructure du secteur du gaz afin de répondre à la demande de la clientèle;
- hausser les rendements et atténuer le risque lié au volume en recouvrant les charges d'exploitation directement auprès de la clientèle;

- conclure des ententes commerciales à long terme à prix forfaitaires ou au coût du service;
- améliorer l'efficience opérationnelle et les rendements en regroupant les installations, en revalorisant les usines et en intégrant d'autres secteurs d'activité;
- gérer les coûts, améliorer la fiabilité et réaliser des gains d'efficience;
- offrir de nouveaux services et miser sur le développement de la marque nationale dans le secteur Services énergétiques.

Le secteur du gaz de la Fiducie fournit à ses clients des services de collecte, de traitement, d'extraction, de transport et des services auxiliaires sécuritaires et fiables. La stratégie met le cap sur l'augmentation de la rentabilité de l'infrastructure existante et de la part de marché, sur la réaffectation des actifs afin de tirer parti des activités accrues d'exploration et de forage, et sur les contrats à long terme à prix forfaitaires ou au coût du service. Bien que l'on considère que le bassin sédimentaire de l'Ouest canadien (BSOC) soit parvenu à maturité, AltaGas a confiance que la demande à long terme de gaz naturel engendrera une remontée des prix du gaz naturel et l'amélioration des technologies d'exploration, de forage et de complétion, donc de la viabilité à long terme du BSOC. La découverte de thèmes de gaz non classiques dans le BSOC, notamment à Montney et Horn River, ainsi que la poursuite du forage de l'Alberta Deep Basin (bassin enfoui de l'Alberta), sert de fondement à cette prévision.

L'acquisition de Taylor représente un exemple du succès de la stratégie d'AltaGas. Les actifs constituent une infrastructure énergétique de longue durée présentant un risque faible, soutenue par des contrats à long terme qui génèrent des flux de trésorerie stables et prévisibles. Avec cette acquisition, l'infrastructure d'AltaGas gagne plus de 2 gpc/j de gaz naturel. La Fiducie exploite quatre des six installations d'extraction du BSOC dans lesquelles elle a une participation. La contribution des activités d'extraction a beaucoup augmenté en 2008, diversifiant ainsi les sources de produits liées au BSOC. Environ 12 % du total des volumes d'extraction sont exposés aux fluctuations des prix des marchandises, quoique des arrangements contractuels permettent à la Fiducie de limiter le risque de baisse et d'interruption de la production lorsque les marges d'extraction ou les différentiels de fractionnement sont bas. De plus, la Fiducie a couvert une partie appropriée des volumes d'extraction exposés afin de réduire la volatilité des bénéfices.

Les modifications apportées aux usines pour accroître la récupération de produits ou le débit global des installations devraient donner lieu à des occasions de croissance pour le secteur du gaz de la Fiducie, au moyen de l'augmentation des participations dans des usines existantes, de l'acquisition d'installations ou de la construction d'installations dans des régions d'approvisionnement nouvelles ou en développement.

La Fiducie a accru considérablement ses actifs d'extraction. L'approvisionnement en gaz naturel des usines d'extraction de Joffre et d'Edmonton dépend de la pression de la demande de gaz naturel des usagers dans le secteur pétrochimique ainsi que dans les secteurs résidentiel et commercial du centre de l'Alberta. Les usines d'extraction d'Empress misent sur l'approvisionnement en gaz naturel provenant de l'exportation, tandis que l'usine d'extraction de Younger est approvisionnée par la région du nord-est de la Colombie-Britannique, grande productrice de gaz naturel. Le complexe Harmattan est un important fournisseur de services dans sa zone de captage du centre-ouest de l'Alberta. De nombreuses autres installations dans le complexe Harmattan sont actuellement sous-utilisées et offrent ainsi à AltaGas des occasions de regrouper les actifs et d'en optimiser l'utilisation, donc d'augmenter la rentabilité. Le projet de co-production de Harmattan devrait aussi augmenter la capacité de traitement de l'usine. Dans l'ensemble, la nature diversifiée de son infrastructure d'extraction devrait fournir régulièrement à AltaGas des possibilités d'augmenter son débit, son utilisation et sa rentabilité.

Les principaux inducteurs de valeur des activités de transport sont les honoraires touchés, établis selon les volumes contractuels et la capacité de transport afin de satisfaire aux exigences croissantes et nouvelles des clients en matière d'expédition du gaz vers le marché. Étant donné le caractère intégré des activités d'AltaGas, les services de transport sont souvent offerts avec les services de collecte et de traitement, de commercialisation du gaz naturel et d'extraction d'AltaGas. AltaGas travaille avec ses clients en vue de créer des solutions de transport dans les zones où un seuil de capacité des gazoducs est nécessaire pour satisfaire la demande des producteurs et du marché.

Le secteur Collecte et traitement sur place comprend un réseau d'environ 6 500 km de conduites de collecte, une capacité de traitement importante assortie d'un potentiel d'expansion et un accès à des conduites de transport en aval qui offrent aux clients des possibilités de mise en marché diversifiées. La plupart des installations de compression et de traitement sont montées sur des plateformes, ce qui permet à AltaGas de les déplacer rapidement et à un coût abordable pour répondre aux besoins changeants de traitement de ses clients. La mise en valeur de nouvelles zones découle habituellement de programmes de forage de la clientèle existante et croissante d'AltaGas.

AltaGas pourrait avoir davantage d'occasions d'acquérir des installations de collecte et de traitement auprès de producteurs ou de construire de telles installations pour des producteurs qui préfèrent affecter leur capital à des activités d'exploration et de production au lieu de l'affecter à des activités non essentielles, comme le traitement. Il existe aussi des occasions d'expansion par le raccordement de nouveaux puits et la construction ou l'achat d'installations et de réseaux avoisinants afin de créer de plus grandes zones à desservir et ainsi de réaliser des synergies opérationnelles. S'appuyant sur son infrastructure existante, la Fiducie s'attend à tirer profit de la production croissante de gaz naturel dans le nord-est de la Colombie-Britannique et des sources de gaz non classiques comme le gaz bitumineux et le gaz de méthane houiller.

Le secteur Services énergétiques du secteur du gaz de la Fiducie gère les contrats de contrôle et d'approvisionnement de gaz du secteur du gaz et du secteur Production d'électricité. AltaGas relève d'autres occasions d'augmenter la valeur de son infrastructure au moyen de services de soutien auxiliaires. Il s'agit notamment de saisir les possibilités d'accroître les marges gagnées sur le transport, de conserver le flux rentable de gaz dans les usines d'extraction et d'augmenter les services fournis aux producteurs. Un autre objectif de ce secteur consiste à partager la connaissance des marchés du gaz et de l'électricité avec tous les autres secteurs et d'améliorer la chaîne de valeur énergétique afin de mieux servir les clients partout au Canada.

Perspectives du secteur du gaz

À l'exercice 2009, le secteur du gaz devrait présenter des résultats robustes comme ceux de 2008. On s'attend à ce que la faiblesse des différentiels de fractionnement et le ralentissement des activités des producteurs soient compensés par la contribution des dépenses en immobilisations au complexe Harmattan, l'amélioration du réseau de livraison d'éthylène (EDS), le projet d'entreposage de Sarnia, l'agrandissement de l'installation de Pouce Coupe, ainsi que des possibilités de regroupements d'usines et d'accroissement du volume débité dans des régions où ont lieu des activités de forage. En 2009, un arrêt lié à l'entretien est prévu dans le secteur Collecte et traitement sur place, dont le coût prévu est d'environ 1 million de dollars, alors que les arrêts liés à l'entretien tant dans le secteur Collecte et traitement sur place que dans l'extraction ont coûté quelque 5 millions de dollars en 2008. La production de LGN de Younger devrait s'accroître grâce à l'augmentation des activités des producteurs dans le secteur. On s'attend également à ce que le secteur du gaz bénéficie d'initiatives telles que le projet d'injection de gaz corrosifs de Bantry et les initiatives du complexe Harmattan et de l'installation de Rainbow Lake, lesquelles devraient rehausser la fiabilité et l'efficience.

Gestion du risque – secteur du gaz

Les actifs de l'infrastructure d'AltaGas dans le secteur du gaz traitent et acheminent le gaz naturel et les LGN produits dans le BSOC. L'utilisation de ces installations dépend de divers facteurs, notamment de l'approvisionnement et de la demande de gaz naturel, de la capacité des producteurs de gaz naturel à livrer le gaz naturel aux divers réseaux de gazoducs et aux installations de traitement, du prix du gaz naturel à long terme, de la demande de l'éthane et des LGN, et du cadre réglementaire régissant les activités des sociétés sur le marché des LGN. Les activités d'extraction sont tributaires de la composition du gaz naturel et de la différence entre la valeur de l'éthane, du propane, du butane et des pentanes plus comme marchandises vendables distinctes et leur valeur calorifique dans le débit du gaz naturel.

Dans l'entreprise de gestion énergétique, AltaGas livre concurrence à d'autres sociétés de conseil. Dans le domaine des services gaziers, l'éventail des concurrents d'AltaGas comprend tant des entreprises individuelles que des grandes entreprises de commercialisation et de regroupement. Les risques les plus notables du secteur Services énergétiques sont le risque de contrepartie et le risque marchandises. L'importante dépendance au crédit de ce secteur exige un bilan solide permettant l'exécution de contrats d'achat et de vente d'approvisionnement de gaz naturel à prix forfaitaires.

AltaGas gère son exposition au risque financier dans le secteur du gaz en utilisant les stratégies décrites dans le tableau suivant.

Diminution du volume à long terme	• Les dispositions contractuelles soutiennent les engagements d'ajouts d'immobilisations. • Contrats à long terme sans relation avec le débit, visant par exemple l'achat ferme, la zone d'intérêt réciproque, la concession géographique avec droit de désengagement lié à l'économie.	• En 2008, 30 % de l'éthane extrait ont été vendus dans le cadre de contrats à long terme fondés sur le coût du service. • Les produits nets tirés du transport découlent à 99 % de contrats fondés sur le coût du service, de contrats d'achat ferme ou de contrats à prix forfaitaire. • Les installations nouvelles et agrandies du secteur Collecte et traitement sur place sont soutenues par des contrats d'achat ferme.
	• Élargir la part de marché en agrandissant les installations existantes ou en acquérant et en construisant de nouvelles installations.	• L'intégration des actifs de Taylor a été achevée, ce qui a ajouté le complexe Harmattan, l'usine de Younger, la participation restante dans l'usine d'extraction de Joffre, deux gazoducs de LGN et l'installation RET. • L'achèvement du projet Harmattan a augmenté les volumes traités d'environ 30 à 40 mmpc/j et a agrandi considérablement la zone de captage de Harmattan. • Un contrat visant l'agrandissement de l'installation de Pouce Coupe a été conclu pour desservir la production croissante du nord-est de la Colombie-Britannique. Le processus d'approbation réglementaire est en cours.
	• Plus grande diversité sur le plan de la géographie et de la clientèle de sorte à réduire la dépendance à un client ou à une zone du BSOC en particulier. • Choix d'emplacements stratégiques pour les installations afin de rendre sécuritaire l'approvisionnement en gaz.	• Environ 250 clients, dont l'apport individuel aux produits nets du secteur Collecte et traitement sur place n'a pas dépassé 8 % en 2008. • Les dix plus importants clients du secteur Collecte et traitement sur place représentent 10 % des produits nets consolidés de 2008. • Le secteur Collecte et traitement sur place possède 76 installations dans 30 zones d'exploitation du BSOC réparties dans trois provinces. • Participation dans six des dix installations d'extraction de LGN du Canada.
	• Collaboration avec d'autres secteurs d'AltaGas pour accroître les volumes grâce aux usines d'extraction.	• Les usines d'extraction d'Empress ont maintenu une utilisation de la capacité élevée grâce au gaz négocié par le secteur du gaz.

Augmentation des frais d'exploitation	• Acquisition d'importantes participations financières directes dans des actifs pour contrôler et optimiser l'exploitation et maximiser l'efficience. • Les dispositions contractuelles permettent de recouvrer les frais d'exploitation.	• Des parties importantes des contrats permettent de recouvrer les charges d'exploitation. • En 2008, le recouvrement des charges d'exploitation du secteur Collecte et traitement sur place a été effectuée à 53 % directement auprès de la clientèle et celui des charges d'exploitation du secteur Extraction et transport ont été recouvrées dans une proportion de 50 % grâce à des dispositions contractuelles. • Exploitation de 73 des 76 installations de collecte et de traitement sur place. • Exploitation de tous les actifs de transport. • Exploitation de quatre des six installations d'extraction. • Participation directe moyenne de 92 % dans le secteur Collecte et traitement sur place et participation directe moyenne de 82 % dans le secteur Extraction et transport. • Les programmes de gestion de l'entretien et d'achat sur place permettent d'assurer un contrôle rigoureux des coûts et la fiabilité de l'équipement.
Variation des prix des marchandises	• Modalités contractuelles, frais de traitement et de transport indépendants des prix des marchandises grâce à des clauses de rémunération au service, d'achat ferme, de prix forfaitaire ou de rémunération au coût du service. • Utilisation des opérations de couverture pour réduire l'exposition à la volatilité des différentiels de fractionnement et arrêter les marges lorsqu'il y a une occasion d'accroître la rentabilité et de réduire la volatilité des bénéfices. • La directive sur le risque marchandises interdit les opérations à des fins de spéculation. • Systèmes et processus rigoureux de suivi et de communication de la conformité à la directive sur le risque marchandises. • Connaissance approfondie des réseaux de transport, des marchés du gaz naturel et des LGN.	• Moins de 13 % du volume total d'extraction ont été exposés aux différentiels de fractionnement en 2008. • La majeure partie de la production d'éthane a été vendue dans le cadre d'ententes à long terme au coût du service ou au service. • 60 % de la production des LGN font l'objet d'ententes à long terme à prix forfaitaire. • Les activités de transport ne sont pas directement touchées par la variation des prix des marchandises. • 60 % des volumes exposés aux différentiels de fractionnement sont couverts pour 2008 et 2009 et 15 % pour 2010. • Les LGN sont réinjectés ou les activités d'extraction sont réduites ou suspendues lorsque la production n'est pas rentable. • La plupart des contrats du secteur Collecte et traitement sur place comportent des structures tarifaires fondées sur le service volumétrique, en fonction d'un tarif par mpc de débit et réduisent le risque marchandises

		comparativement à une entente fondée sur le pourcentage du prix. • Toutes les opérations des services gaziers sont adossées à des marges bloquées. • AltaGas agit comme mandataire de ses clients dans le cadre de la plupart des activités de gestion énergétique et, par conséquent, ne court aucun risque marchandises direct.
Risque de contrepartie	• Directives de crédit rigoureuses. • Surveillance constante de la solvabilité des contreparties. • Établissement des seuils de crédit en utilisant des mesures prudentes. • Surveillance étroite de la vulnérabilité au choc des prix et de l'incidence de celui-ci sur les liquidités. • Diversification de la clientèle et des fournisseurs. • Modèle d'entreprise en gestion énergétique fondé sur des conventions avec des mandataires où il existe un risque de défaut de la contrepartie entre le fournisseur et l'utilisateur final. • Processus de surveillance active des débiteurs et de recouvrement en place. • Clauses visant à atténuer le risque de crédit dans les contrats de traitement du gaz.	• Le secteur Collecte et traitement sur place compte plus de 250 clients, dont l'apport individuel aux produits nets du secteur n'a pas dépassé 8 % en 2008. • Pas de nouvelle provision requise à l'égard des clients du secteur Extraction et transport. • Les risques courus se rapportent principalement à des contreparties ayant une notation de crédit de première qualité. • Les clients des services de gestion énergétique sont regroupés par catégorie et sont responsables solidairement du paiement des honoraires. • L'apport de chaque client des services énergétiques aux produits consolidés d'AltaGas n'a pas dépassé 8 % en 2008. • En 2008, AltaGas a acquis des clients dans les secteurs clés à l'échelle nationale. • AltaGas achète le gaz naturel auprès d'une variété de fournisseurs ayant des notations de crédit de première qualité. • Aucune provision pour créances douteuses additionnelle n'a été nécessaire en 2008. • Droit de rétention du gaz des clients de traitement établi afin de recouvrer les débiteurs conformément aux modalités contractuelles.
Risque de construction	• Établissement d'une structure et de processus de gestion interne appropriés. • Gestion et surveillance des grands projets de construction par le groupe des grands projets. • Cadre rigoureux de contrôle et de gestion des projets.	• Grâce à des directives et à des procédures d'approvisionnement efficaces et au choix des fournisseurs, il y a eu peu de surproduction en 2008. • Soumissions à prix fixe pour la plupart des principales pièces d'équipement. • Réaffectation de l'équipement des usines sous-utilisées.

Soutien de la collectivité	• Services des affaires de l'entreprise et des affaires réglementaires dynamiques.	• Un grand nombre d'événements ont eu lieu pour informer et éduquer les collectivités dans lesquelles AltaGas construit et aménage des projets.
Risque lié à la réglementation	• Le personnel des organismes de réglementation et celui responsable des activités commerciales font le suivi des questions réglementaires et y réagissent. • Groupe proactif de relations avec les gouvernements.	• AltaGas a maintenu une participation active au sein des comités du secteur et des forums portant sur la réglementation en 2008.
Risque lié à l'environnement et à la sécurité	• Systèmes de gestion environnementale et de sécurité éprouvés qu'AltaGas s'efforce constamment d'améliorer.	• Par suite des audits, AltaGas a conservé son certificat de reconnaissance décerné par l'Alberta Human Resources and Employment. • Des audits de sécurité et des audits environnementaux sont effectués chaque année par des tiers pour assurer la conformité et l'amélioration continues. • Participation aux programmes du secteur, y compris le programme annuel Safety Stand Down.

SECTEUR PRODUCTION D'ÉLECTRICITÉ

Le secteur Production d'électricité est constitué principalement de la participation à 50 % d'AltaGas dans les EAE de Sundance B. Les EAE donnent à la Fiducie les droits sur la capacité de production de 353 MW de la centrale de base alimentée au charbon de Sundance B. Les stratégies de couverture et d'exploitation actuelles de la Fiducie à l'égard de ses centrales à charge de pointe alimentées au gaz de 39 MW établissent un équilibre entre les risques financiers et opérationnels liés aux EAE. De plus, des centrales à charge de pointe alimentées au gaz génèrent des produits grâce à la vente d'électricité et de services auxiliaires. La stratégie de la Fiducie consiste à optimiser la rentabilité des actifs d'électricité existants et à agrandir son infrastructure de production d'électricité et sa capacité opérationnelle, tout en mettant l'accent sur l'énergie renouvelable.

Exploiter les possibilités d'affaires

AltaGas explore des possibilités dans le secteur Production d'électricité en vue d'augmenter la valeur à long terme pour les porteurs de parts. Les objectifs de la Fiducie sont les suivants :

- préciser les stratégies de couverture d'électricité selon les besoins afin d'augmenter la stabilité des gains et la croissance des EAE de Sundance;
- répartir la capacité de pointe alimentée au gaz en temps réel pour maximiser les produits tirés de l'électricité et des services auxiliaires;
- relever et saisir les occasions de créer de la valeur dans le cadre de la réglementation des émissions de gaz à effet de serre;
- miser sur les synergies internes et les efforts visant l'intégration dans les autres secteurs d'activité;
- acquérir et développer une infrastructure d'électricité soutenue par des bases favorables de l'offre et de la demande d'électricité;
- acquérir et développer des projets de production d'électricité appuyés par des contrats de vente d'électricité à long terme;
- diversifier le portefeuille de production d'électricité sur le plan géographique et par source d'énergie;
- développer une capacité de production pour d'autres sources d'énergie;

- tabler sur la demande croissante en énergie propre en investissant dans des projets d'énergie renouvelable partout au Canada ainsi que dans le nord et l'ouest des États-Unis;
- saisir de nouvelles possibilités en concluant d'autres EAE en Alberta et sur d'autres territoires.

Les bases de l'offre et de la demande, sur lesquelles s'appuie le secteur Production d'électricité, demeurent favorables en Amérique du nord. AltaGas prévoit qu'elles continueront de favoriser des prix élevés pour l'électricité, particulièrement en Alberta, où la Fiducie dépend le plus des prix de l'électricité. Cette conjoncture devrait favoriser la rentabilité du secteur Production d'électricité d'AltaGas, en permettant à celle-ci de tirer des produits plus élevés de la vente d'électricité et de services auxiliaires. Les prix de l'électricité devraient demeurer élevés en raison de la marge serrée des réserves d'électricité en Alberta, étant donné que les contraintes de transport reportent l'ajout de nouvelles installations de production. Toutefois, les prix de l'électricité pourraient se ressentir du ralentissement de la croissance économique de l'Alberta. En janvier 2009, l'Alberta Electric System Operator (AESO) a publié un rapport intitulé «Future Demand and Energy Outlook, 2008-2028» qui prévoit la croissance de la demande provinciale à un taux annuel moyen de 3,5 % au cours des vingt prochaines années. La demande moyenne d'électricité en Alberta devrait peu changer en 2009, même si de nouveaux records de demande ont été établis à l'été et à l'hiver 2008 malgré une croissance relativement nulle de la demande pour cette période. La conjoncture économique actuelle rend difficile l'investissement dans de nouveaux projets de production, et AltaGas prévoit des retards ou des annulations de beaucoup de projets annoncés au cours des dernières années qui n'avaient pas déjà un financement garanti avant le repli de l'économie. Compte tenu des prévisions concernant l'offre et la demande, AltaGas s'attend à ce que les marges de réserve restent aux alentours de 10 % jusqu'en 2011, année où elles pourraient augmenter pour s'établir à environ 15 %. Selon des rapports de courtiers publiés le 18 février 2009, la courbe prospective des prix de l'électricité est demeurée relativement forte, soit autour de 75 $/MWh jusqu'en 2014. Au 31 décembre 2008, 90 % de la capacité de production d'AltaGas était générée par une centrale de base alimentée au charbon, à faible coût, qui devrait produire des bénéfices futurs stables dans cette conjoncture de marché.

Des occasions de développer et d'acquérir des installations de production d'électricité sont susceptibles de survenir étant donné la croissance de la demande en Amérique du Nord pour des sources d'énergie plus propres comme le gaz naturel, l'eau et le vent. Le déclassement prévu des centrales thermiques en Ontario, et de celles de l'Alberta à partir de 2010, pourrait offrir des possibilités de croissance additionnelles au moyen du développement et de l'acquisition de nouvelles capacités de production d'énergie propre. La Fiducie est en voie de construire un parc éolien de 102 MW à Bear Mountain près de Dawson Creek, en Colombie-Britannique, dont l'entrée en service est prévue pour novembre 2009. La Fiducie a également environ 1 900 MW d'énergie renouvelable en développement. Le portefeuille d'énergie renouvelable est constitué de 1 500 MW d'énergie éolienne, dont 500 MW au Canada et 1 000 MW dans le nord et l'ouest des États-Unis. Le portefeuille d'hydroélectricité en développement comprend environ 400 MW en Colombie-Britannique, dont quelque 275 MW ont fait partie de la proposition au Clean Call for Power de BC Hydro en novembre 2008.

La stratégie d'AltaGas consiste à étendre son infrastructure énergétique afin de compenser la baisse des flux de trésorerie prévue le 31 décembre 2020 lorsque les EAE de Sundance viendront à échéance.

Perspectives du secteur Production d'électricité

En 2009, presque deux tiers de l'électricité livrée à l'Alberta Power Pool par la centrale de Sundance sont couverts à 76 $/MWh, tout comme les prix couverts en 2008. On s'attend à ce que les prix au comptant les moins élevés, d'environ 75 $ à l'heure actuelle, entraînent une diminution des bénéfices sur les volumes non couverts et la direction prévoit que la demande moyenne d'électricité sera relativement stable en Alberta en 2009. De plus, on s'attend à ce que le secteur Production d'électricité engage des frais plus importants à mesure que progresseront les travaux liés au développement de son portefeuille de projets renouvelables. La diminution des bénéfices du secteur Production d'électricité devrait être compensée en partie par la capacité de pointe accrue installée vers la fin de 2008 et par le parc éolien de Bear Mountain qui devrait entrer en service en novembre 2009, dans la mesure où les prix au comptant de 2009 constituent un bon indicateur de la courbe prospective actuelle. Même si les prix au comptant se révèlent moins élevés, AltaGas prévoit que le secteur Production d'électricité connaîtra son deuxième meilleur exercice sur le plan du rendement financier.

Gestion du risque

Les principaux risques auxquels fait face le secteur Production d'électricité sont les prix de l'électricité, le coût de l'électricité, le volume de production de l'électricité, le risque de contrepartie et les risques liés à la réglementation découlant de la déréglementation de l'énergie, de la réglementation du marché et des lois environnementales. Les produits d'exploitation tirés de la production d'électricité sont en général fonction des volumes d'électricité, des prix de couverture, des prix de l'électricité au comptant et du coût de l'électricité et du transport. Les variations de l'offre et de la demande découlant des conditions climatiques, de l'utilisation des clients, de la conjoncture et de la croissance économique influent sur les prix de l'électricité. Le coût de l'électricité est tributaire des frais d'exploitation, des variations de tarifs de transport et de l'électricité disponible à la vente, surtout à la suite de pannes et de cas de force majeure. AltaGas atténue ces risques en mettant en œuvre les stratégies décrites ci-après.

Volatilité des prix de l'électricité	• Stratégie de couverture rigoureuse dont les cibles de couverture sont approuvées par le conseil d'administration. • Surveillance des opérations de couverture par le comité de gestion du risque. • Connaissance et expérience approfondies du marché de l'électricité de l'Alberta. • Les couvertures permettent de satisfaire les exigences internes de la demande d'électricité. • Propriétaire exploitant d'une centrale à charge de pointe alimentée au gaz pour soutenir les EAE et vendre de l'électricité et des services auxiliaires.	• Les contrats de couverture financière sont habituellement d'une durée de 1 à 36 mois. • Le prix de vente moyen touché en 2008 a été de 84,51 $/MWh, en regard d'une fourchette de prix moyens mensuels de 64,51 $/MWh à 135,95 $/MWh de l'Alberta Power Pool. • Approvisionnement d'environ 14 MW utilisé à des fins internes. • Approvisionnement d'environ 60 MW destiné à des détaillants albertains en vertu de contrats de un an à cinq ans. • Les centrales à charge de pointe ont contribué pour 7,0 millions de dollars aux produits nets de 2008 par la vente d'électricité et de services auxiliaires.
Volume de production d'électricité	• Les EAE comportent des niveaux de disponibilité cibles précis. • Diversification sur le plan géographique et par sources de combustible. • Stratégies de couverture pour équilibrer le ratio prix/risque opérationnel. • Des ententes de soutien réciproques sont conclues avec un autre producteur pour fournir l'électricité à prix forfaitaire en cas de force majeure.	• L'exploitant de la centrale de Sundance B est tenu de verser à AltaGas une rémunération financière si les niveaux de disponibilité cibles prescrits, soit 86 % de la capacité nominale en 2008, ne sont pas atteints. Le paiement correspond à la différence entre le niveau de disponibilité réel et le niveau de disponibilité cible, multiplié par le taux fondé sur le prix moyen au comptant sur 30 jours de l'électricité. • La production de 39 MW alimentée au gaz naturel a procuré un soutien opérationnel partiel aux EAE de Sundance. • Des projets d'énergie éolienne et d'hydroélectricité sont en développement. • Au total, 33 sources de production d'électricité indépendantes ont été utilisées.
Coût de l'électricité	• Couverture des coûts de l'électricité. • L'exposition aux prix des marchandises est évitée en ce qui a trait aux sources d'électricité.	• Le coût de l'électricité produite par des centrales alimentées au charbon selon les indices stipulés dans les EAE n'équivaut

		pas au prix du charbon sur le marché. • Le coût de l'électricité a légèrement diminué en regard des EAE de Sundance en 2008.
Risque de contrepartie	• Directives de crédit rigoureuses. • Surveillance constante de la solvabilité des contreparties. • Établissement des seuils de crédit en utilisant des mesures prudentes. • Surveillance étroite de la vulnérabilité au choc des prix et de l'incidence de celui-ci sur les liquidités.	• Les directives et les processus pertinents ont été maintenus en 2008. • Toutes les contreparties de couvertures financières ont une notation de crédit de première qualité. • Il n'y a eu aucun défaut de paiement des contreparties en 2008. • Le risque de crédit lié aux détaillants albertains individuellement a peu d'incidence sur la couverture du portefeuille. En cas de défaut de paiement, AltaGas peut vendre l'électricité sur le marché au comptant.
Risque de construction	• Gestion et surveillance des grands projets de construction par le groupe des grands projets. • Cadre rigoureux de contrôle et de gestion des projets. •	• Un contrat IAC a été conclu avec Enercon visant la livraison et l'installation des éoliennes du parc éolien de Bear Mountain. • Les frais reliés au parc éolien de Bear Mountain ont été engagés dans une proportion de 95 % dans le cadre de soumissions à prix fixe.
Soutien de la collectivité	• Services des affaires de l'entreprise et des affaires réglementaires dynamiques.	• Un grand nombre d'événements ont eu lieu pour informer et éduquer les collectivités dans lesquelles AltaGas construit et aménage des projets.
Risque lié à la réglementation	• Des ressources humaines appropriées ont été affectées aux affaires réglementaires. • Des dispositions visant à atténuer les risques sont intégrées dans les contrats, si possible.	• Les EAE de la centrale de Sundance d'AltaGas comportent des clauses d'aide financière dans le cas où des politiques ou des exigences réglementaires rendraient les EAE non rentables. • Le personnel d'AltaGas participe aux comités établissant les politiques du secteur et aux comités de surveillance du secteur.
Risque lié à l'environnement et à la sécurité	• Systèmes de gestion environnementale et de sécurité éprouvés qu'AltaGas s'efforce constamment d'améliorer. • Efforts visant à atténuer l'incidence du Specified Gas Emitters Regulation (SGER).	• Les centrales électriques à charge de pointe alimentées au gaz de Bantry et de Parkland compriment le gaz naturel pour lancer les moteurs de démarrage. Le gaz comprimé est alors capté et réutilisé dans les centrales à charge de pointe au lieu d'être dispersé à l'air libre. • Les installations d'exploitation existantes d'AltaGas pourraient générer des crédits compensatoires et des crédits de rendement des émissions. • Compensation possible des coûts liés au SGER au moyen d'une hausse des prix de l'Alberta Power Pool.

RÉSULTATS CONSOLIDÉS

Exercices terminés les 31 décembre (en millions de dollars)	2008	2007	2006
Produits	**1 816,8**	1 428,4	1 362,6
Gains latents sur gestion du risque	**11,0**	1,1	–
Produits nets[1]	**476,5**	324,0	318,9
BAIIA[1]	**256,4**	173,7	173,1
BAIIA avant gains latents sur gestion du risque[1]	**245,4**	172,6	173,1
Bénéfice d'exploitation[1]	**189,4**	126,6	126,7
Bénéfice net	**163,6**	108,8	114,5
Bénéfice net avant gains latents sur gestion du risque ajustés en fonction des impôts[1]	**158,0**	109,3	114,5
Produits nets avant impôts[1]	**162,0**	114,7	113,4
Total de l'actif	**2 163,6**	1 172,7	1 109,6
Total du passif à long terme	**857,5**	313,5	340,5
Acquisitions nettes d'immobilisations	**808,0**	21,8	70,5
Distributions déclarées[2, 3]	**147,1**	118,6	110,8
Flux de trésorerie			
Flux de trésorerie d'exploitation	**205,4**	183,3	146,9
Liquidités provenant de l'exploitation[1]	**217,1**	162,9	161,7

($ la part sauf indication contraire)			
BAIIA[1]	**3,73**	3,03	3,12
BAIIA avant gains latents sur gestion du risque[1]	**3,57**	3,01	3,12
Bénéfice net	**2,38**	1,90	2,06
Bénéfice net par part dilué	**2,36**	1,89	2,06
Bénéfice net avant gains latents sur gestion du risque ajustés en fonction des impôts[1]	**2,30**	1,90	2,06
Bénéfice net avant impôts[1]	**2,35**	2,00	2,04
Distributions déclarées[2, 3]	**2,125**	2,065	1,995
Flux de trésorerie			
Flux de trésorerie d'exploitation	**2,99**	3,19	2,65
Liquidités provenant de l'exploitation[1]	**3,16**	2,84	2,91
Parts en circulation (en millions)			
Nombre moyen pondéré de parts en circulation au cours de l'exercice (de base)	**68,8**	57,4	55,5
Nombre moyen pondéré de parts en circulation au cours de l'exercice (dilué)	**69,7**	57,4	55,5
À la fin de l'exercice	**71,9**	58,1	56,4

[1] *Mesure financière non conforme aux PCGR. Se reporter à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport de gestion.*

[2] Des distributions mensuelles de 0,180 $ la part ont été déclarées depuis août 2008 et de 0,175 $ la part d'août 2007 à juillet 2008. D'août 2006 à juillet 2007, des distributions mensuelles de 0,17 $ la part ont été déclarées. De mars 2006 à juillet 2006, des distributions mensuelles de 0,165 $ la part ont été déclarées. D'août 2005 à février 2006, des distributions mensuelles de 0,16 $ la part ont été déclarées.

[3] Ne tient pas compte de la distribution d'actions d'AltaGas Utility Group Inc. en septembre 2007, fournissant une distribution additionnelle hors trésorerie de 0,076 $ la part.

REVUE FINANCIÈRE CONSOLIDÉE DE 2008

Les résultats financiers de 2008 reflètent les solides résultats d'exploitation des actifs de l'infrastructure énergétique d'AltaGas. En 2008, la Fiducie a accru ses actifs d'environ 600 millions de dollars par suite de l'acquisition de Taylor. La Fiducie a également réalisé des projets de croissance et d'amélioration représentant environ 50 millions de dollars vers la fin de 2008 au complexe Harmattan. Le bénéfice net a augmenté de 50 % sur un an. Le secteur du gaz et le secteur Production d'électricité ont enregistré une hausse respective de leur bénéfice d'exploitation sur un an de 75 % et de 25 %. Le secteur du gaz a dégagé d'excellents résultats malgré des arrêts liés à l'entretien dans cinq installations d'extraction en 2008, qui ont entraîné des pertes de produits de 3,7 millions de dollars, des charges d'exploitation de 4,3 millions de dollars et un arrêt majeur lié à l'entretien d'une installation de traitement sur place qui a résulté en une baisse de 1,0 million de dollars du bénéfice d'exploitation. Le secteur Production d'électricité a affiché des résultats élevés redevables à la montée des prix de l'électricité reçus tant pour les ventes au comptant que pour les ventes couvertes, ainsi qu'aux contributions plus importantes des centrales à charge de pointe alimentées au gaz. La Fiducie a constaté des intérêts débiteurs plus élevés principalement en raison de la hausse du solde d'endettement découlant de l'acquisition de Taylor et d'une baisse des impôts et taxes essentiellement attribuable aux changements apportés à la structure juridique de la Fiducie.

Le bénéfice net de 2008 a atteint 163,6 millions de dollars (2,38 $ la part – de base), comparativement à 108,8 millions de dollars (1,90 $ la part – de base) en 2007. Exclusion faite d'une réduction de 13,8 millions de dollars d'un passif d'impôts futurs lié aux changements dans la structure de la Fiducie et d'un gain après impôts de 5,6 millions de dollars sur des contrats de gestion du risque, le bénéfice net a été de 144,2 millions de dollars (2,10 $ la part – de base). Exclusion faite de l'impôt des entités intermédiaires de placement déterminées (EIPD) de 5,4 millions de dollars et d'une économie d'impôts hors trésorerie de 6,1 millions de dollars attribuable à une réduction des taux d'imposition sur les sociétés par le gouvernement fédéral comptabilisés en 2007, le bénéfice net s'est établi à 108,1 millions de dollars en 2007 (1,88 $ la part – de base).

Le bénéfice d'exploitation pour tous les secteurs a progressé de 50 %, passant à 189,4 millions de dollars en 2008, contre 126,6 millions de dollars en 2007.

Le bénéfice d'exploitation du secteur du gaz a été de 103,6 millions de dollars pour 2008 en regard de 59,3 millions de dollars pour 2007. Le bénéfice d'exploitation du secteur Production d'électricité a été de 117,9 millions de dollars pour 2008, contre 94,6 millions de dollars en 2007. En 2008, le bénéfice d'exploitation du secteur du gaz et du secteur Production d'électricité a représenté respectivement 47 % et 53 % du bénéfice d'exploitation total, par rapport à respectivement 39 % et 61 % pour 2007. Le meilleur équilibre entre le secteur du gaz et le secteur Production d'électricité rend compte de la stratégie de la Fiducie, qui veut détenir un portefeuille d'actifs plus équilibré.

L'amélioration du bénéfice d'exploitation dans le secteur du gaz découle surtout de l'augmentation des actifs de l'infrastructure énergétique à la suite de l'acquisition de Taylor, de la hausse des tarifs et d'autres produits du secteur Collecte et traitement sur place, et de différentiels de fractionnement plus élevés, contrebalancés en partie par le débit plus faible attribuable aux baisses, aux arrêts prévus et imprévus dans certains aspects du secteur Collecte et traitement sur place et à la diminution des volumes traités aux usines d'extraction détenues avant janvier 2008. Le secteur du gaz a présenté des résultats solides malgré une incidence d'environ 10 millions de dollars des arrêts liés à l'entretien dans cinq usines d'extraction, des arrêts prévus et imprévus dans certaines installations de traitement sur place et d'un incendie au complexe Harmattan.

Dans le secteur Production d'électricité, le bénéfice d'exploitation s'est apprécié grâce à la montée du prix moyen de l'électricité, aux contributions plus élevées des centrales à charge de pointe, au règlement d'un compte de report de l'AESO et à un gain sur la vente d'un projet d'électricité en développement de la Fiducie, en partie contrebalancés par le taux fondé sur le prix moyen au comptant plus favorable obtenu en 2007, ainsi que la hausse des coûts de transport et de conformité environnementale.

La perte d'exploitation du secteur Siège social a augmenté, surtout en raison de la hausse des coûts engagés pour soutenir la croissance de la Fiducie, de la croissance des coûts en général et de la baisse du revenu de placement, compensées en partie par le gain latent sur des contrats de gestion du risque.

Les produits nets consolidés ont été de 476,5 millions de dollars en 2008, comparativement à 324,0 millions de dollars pour 2007. Dans le secteur du gaz, les produits nets ont augmenté en raison de l'ajout d'installations d'extraction, de traitement et de transport, de la hausse du recouvrement des frais d'exploitation et des tarifs, d'autres produits plus importants du secteur Collecte et traitement sur place et des différentiels de fractionnement plus élevés. Ces augmentations ont été en partie contrebalancées par la baisse du débit de certains segments du secteur Collecte et traitement sur place, la vente d'actifs secondaires au milieu de 2007, la baisse des ventes de gaz et de transport à prix fixe et la diminution des volumes traités aux usines d'extraction détenues avant l'acquisition des installations d'extraction de Taylor. Dans le secteur Production d'électricité, les produits nets ont augmenté en raison de la hausse du prix moyen obtenu à la vente d'électricité, de contributions plus élevées des centrales à charge de pointe, du règlement d'un compte de report de l'AESO et d'un gain à la vente d'un projet d'électricité en développement, en partie contrebalancés par la hausse du taux fondé sur le prix moyen au comptant en 2007, ainsi que l'augmentation des coûts de transport et de conformité environnementale.

Pour 2008, les charges d'exploitation et d'administration se sont élevées à 220,1 millions de dollars, en regard de 150,3 millions de dollars en 2007. L'augmentation est imputable aux coûts liés aux nouvelles installations, aux coûts des travaux d'entretien et à la hausse de la charge de rémunération et des frais d'administration. Les charges d'exploitation comprennent environ 8,0 millions de dollars correspondant aux coûts des travaux d'entretien engagés au cours de l'exercice. Environ 36 % ont été recouvrés. Les frais d'administration comprennent quelque 2,0 millions de dollars en frais de technologie non récurrents.

La dotation aux amortissements s'est établie à 67,0 millions de dollars en 2008, par rapport à 47,1 millions de dollars en 2007. Cette hausse est surtout attribuable aux ajouts et aux agrandissements d'installations dans le secteur du gaz, en partie contrebalancés par la cession d'actifs secondaires au deuxième trimestre de 2007.

Les intérêts débiteurs ont atteint 27,4 millions de dollars en 2008, comparativement à 11,9 millions de dollars en 2007. Cette augmentation tient principalement au solde d'endettement moyen plus élevé qui s'est établi à 581,0 millions de dollars en 2008, contre 234,9 millions de dollars en 2007. Le taux d'emprunt moyen, de 5,3 % pour 2008, a été comparable à celui de 2007.

Un recouvrement d'impôts de 1,6 million de dollars a été comptabilisé en 2008, comparativement à une charge d'impôts de 5,9 millions de dollars pour 2007. La charge d'impôts a été moindre grâce à certaines initiatives de planification fiscale entreprises par la direction en 2008. La charge d'impôts a été réduite de 11,8 millions de dollars par l'application d'un taux d'imposition inférieur au passif d'impôts futurs lié aux changements dans la structure juridique de la Fiducie. Cette restructuration interne a également permis de réduire la charge d'impôts de 13,3 millions de dollars par l'utilisation d'intérêts intersociétés plus élevés, contrebalancés par des impôts sur les bénéfices de 12,0 millions de dollars découlant d'un bénéfice d'exploitation plus important. La diminution de la charge d'impôts pour 2008 a été annulée partiellement par des impôts et taxes exigibles de 2,3 millions de dollars sur la vente d'un projet électrique, une hausse des gains de réévaluation à la valeur du marché de contrats de gestion du risque de 1,7 million de dollars et un rajustement de 1,5 million de dollars lié à la valeur estimative des actifs de la Fiducie aux fins fiscales. À titre de comparaison, l'adoption de l'impôt des EIPD en 2007 a augmenté la charge d'impôts de 5,3 millions de dollars. Plus tard dans le même exercice, la charge d'impôts a été réduite de 5,4 millions de dollars par suite de baisses du taux d'imposition du gouvernement fédéral.

REVUE FINANCIÈRE CONSOLIDÉE DE 2007

Le bénéfice net a atteint 108,8 millions de dollars en 2007, comparativement à 114,5 millions de dollars en 2006. Compte non tenu de l'impôt de 5,4 millions de dollars applicable aux EIPD constaté en 2007, de l'économie d'impôts hors trésorerie de 6,1 millions de dollars résultant de la réduction du taux d'imposition fédéral enregistrée au quatrième trimestre de 2007 et de l'économie d'impôts hors trésorerie de 6,6 millions de dollars découlant de la réduction du taux d'imposition enregistrée en 2006, le bénéfice net pour l'exercice terminé le 31 décembre 2007 a été comparable à celui de l'exercice 2006. Après rajustement de ces éléments non récurrents relatifs aux impôts, le bénéfice net s'est établi à 108,1 millions de dollars en 2007, contre 107,9 millions de dollars en 2006. Le bénéfice net s'est accru surtout en raison des prix plus élevés obtenus sur les ventes couvertes et des coûts plus faibles du secteur Production d'électricité, des nouvelles installations et d'une hausse des taux du secteur Collecte et traitement sur place, de l'augmentation des volumes d'extraction exposés aux différentiels de fractionnement, des différentiels de fractionnement plus élevés, d'un gain non récurrent constaté à la cession des actifs de production de pétrole et de gaz naturel et de la baisse des intérêts débiteurs. Ces augmentations ont été neutralisées par le recul des produits provenant de la baisse des ventes d'électricité non couvertes en raison de la diminution des prix d'électricité au comptant de l'Alberta, une baisse du débit du secteur Collecte et traitement sur place, l'expiration du contrat d'électricité de Genesee, la montée des charges d'exploitation et d'administration, la baisse des bénéfices du secteur Services énergétiques et une charge non récurrente liée aux coûts non recouvrables engagés dans un projet en développement.

Les produits nets consolidés ont été de 324,0 millions de dollars en 2007, par rapport à 318,9 millions de dollars pour 2006. La hausse a été attribuable aux prix de couverture plus élevés et aux coûts plus faibles dans le secteur Production d'électricité, à de nouvelles installations et à l'augmentation des tarifs dans le secteur Collecte et traitement sur place, à la progression des volumes exposés aux différentiels de fractionnement et des différentiels de fractionnement, et à un gain non récurrent constaté à la vente d'actifs de production de pétrole et de gaz naturel. Ces augmentations ont été en partie contrebalancées par l'expiration du contrat d'électricité de Genesee, une baisse du débit du secteur Collecte et traitement sur place, une diminution de la contribution au bénéfice des actifs de pétrole et de gaz naturel vendus en mai 2007, et le recul des produits du secteur Services énergétiques.

Les charges d'exploitation et d'administration se sont élevées à 150,3 millions de dollars en 2007, contre 145,8 millions de dollars pour 2006. L'augmentation est attribuable aux coûts additionnels liés à de nouvelles installations, aux coûts d'administration et de rémunération plus élevés et à une charge non récurrente liée aux coûts non recouvrables engagés dans un projet de développement.

La dotation aux amortissements s'est établie à 47,1 millions de dollars en 2007, en regard de 46,4 millions de dollars en 2006. L'augmentation a été particulièrement attribuable aux installations nouvelles et agrandies dans le secteur Collecte et traitement sur place, en partie contrebalancées par la vente d'actifs de production de pétrole et de gaz naturel et par la dépréciation non récurrente d'un écart d'acquisition de 0,6 million de dollars lié à des placements secondaires en 2006.

Les intérêts débiteurs ont atteint 11,9 millions de dollars pour 2007, comparativement à 13,3 millions de dollars en 2006. Ce recul est essentiellement attribuable à une baisse de l'endettement moyen, qui s'est établi à 234,9 millions de dollars en regard de 274,1 millions de dollars en 2006, baisse en partie contrebalancée par des taux d'emprunt légèrement plus élevés. Le taux d'emprunt moyen en 2007 a été de 5,3 % comparativement à 4,9 % en 2006.

La charge d'impôts s'est établie à 5,9 millions de dollars pour 2007, comparativement à un recouvrement d'impôts de 1,1 million de dollars en 2006. L'augmentation tient principalement à la charge hors trésorerie de 5,4 millions de dollars utilisée pour constater des passifs d'impôts futurs liés aux écarts entre la valeur comptable et la valeur fiscale des actifs et des passifs d'AltaGas par suite de l'impôt des EIPD, à l'économie d'impôts hors trésorerie de 6,6 millions de dollars enregistrée en 2006 par suite des réductions de taux d'imposition sur les bénéfices de l'Alberta et du gouvernement fédéral et à une incidence fiscale de 1,6 million de dollars sur des gains latents liés aux actifs et passifs de gestion du risque. Ces augmentations ont été en partie contrebalancées par l'écart entre l'économie fiscale hors trésorerie de 6,1 millions de dollars résultant des réductions de taux du gouvernement fédéral, en vigueur à la fin de l'exercice 2007,

et le recouvrement d'impôts futurs de 0,6 million de dollars provenant de la vente des actifs de production de pétrole et de gaz naturel.

CONJONCTURE MONDIALE

Les marchés financiers mondiaux ont récemment été bouleversés. Cependant, la situation financière d'AltaGas de même que sa capacité de générer des liquidités à court et à long terme au moyen de ses activités demeurent robustes. La Fiducie possède un bon accès aux marchés financiers. En février 2009, la Fiducie a émis des parts de fiducie, pour un produit brut d'environ 100 millions de dollars, et elle a obtenu des engagements à l'égard d'une nouvelle facilité de crédit à terme renouvelable de 250 millions de dollars. AltaGas a aussi prouvé qu'elle a accès aux marchés financiers avec son programme de financement de 2008, constitué d'une émission de parts de fiducie évaluée à environ 115 millions de dollars en juin 2008 et d'une facilité de crédit de 250 millions de dollars en mars 2008, qui sera remplacée par la nouvelle facilité obtenue en février 2009. En outre, les parts de fiducie émises en vertu du régime de réinvestissement des distributions et du régime optionnel d'achat de parts de la Fiducie devraient s'élever à environ 35 millions de dollars en 2009.

La situation de trésorerie de la Fiducie demeure saine, profitant de flux de trésorerie d'exploitation très prévisibles, de même que de lignes de crédit bancaire renouvelables de 750 millions de dollars, dont une tranche de 326 millions de dollars était disponible au 31 décembre 2008, et une participation élevée au régime de réinvestissement des distributions et au régime optionnel d'achat de parts. Par suite de l'émission de capitaux propres, la Fiducie dispose d'environ 100 millions de dollars disponibles supplémentaires en lignes de crédit bancaire.

La direction a analysé l'incidence de la conjoncture économique sur les régimes de retraite à prestations déterminées et mené des tests de dépréciation à l'égard de l'écart d'acquisition et des immobilisations incorporelles. Toutes les analyses ont conclu qu'aucun rajustement important n'était nécessaire.

PROJETS D'INVESTISSEMENT

En 2009, des dépenses en immobilisations de quelque 250 millions de dollars sont prévues, notamment des dépenses engagées d'environ 200 millions de dollars. Le total de 250 millions de dollars devrait se répartir à hauteur d'environ 28 % dans le secteur du gaz et d'environ 72 % dans les projets électriques. Les dépenses engagées de 200 millions de dollars se rapportent pour la plupart à l'achèvement de la construction du parc éolien de Bear Mountain.

Les dépenses en immobilisations de 2010 ne sont pas encore entièrement déterminées. La Fiducie s'intéresse à de nombreuses occasions de croissance; cependant, les engagements d'investissements de 2010 dépendent de la conjoncture économique et de la capacité d'AltaGas de dégager de la valeur à long terme pour les porteurs de parts. Une fois les projets d'investissement approuvés et les engagements pris, AltaGas mettra à jour ses prévisions d'investissements de capitaux pour 2010.

Projets gaziers

Projet de co-production Harmattan

Le projet de co-production Harmattan proposé a pour objectif d'acheminer le gaz naturel du réseau de NOVA Gas Transmission Limited (NGTL) au complexe Harmattan aux fins de traitement afin de récupérer l'éthane, le propane, le butane et les condensats. L'audience sur l'enquête sur l'extraction des LGN tenue par l'Alberta Energy Resources Conservation Board (ERCB) s'est conclue à la fin de septembre 2008 et l'ERCB a rendu sa décision en février 2009. L'ERCB a annoncé qu'il évaluera lui-même, individuellement, les projets de co-production et de production en dérivation, comme le projet de co-production Harmattan. De plus, les droits aux LGN contenus dans le flux commun de gaz naturel transporté par les gazoducs réglementés par l'Alberta seront transférés, au cours des trois années à venir, aux chargeurs de réception, qui possèdent la capacité de réception (capacité qui donne le droit au chargeur de mettre du gaz naturel dans le réseau de NGTL), tandis qu'à l'heure actuelle, par convention, ce sont les transporteurs de livraisons exportées qui ont les droits sur les LGN contenus dans le flux commun. Ce changement fournira à AltaGas l'occasion de négocier des tarifs et des modalités concurrentiels avec les chargeurs de réception, de sorte qu'ils puissent accéder à la

valeur de leurs LGN par l'intermédiaire du complexe Harmattan. Maintenant que l'enquête sur les LGN est terminée, AltaGas soumettra de nouveau sa demande à l'égard du projet de co-production Harmattan dans les mois à venir. Une fois approuvée, la construction du projet devrait s'étaler sur une période de 14 mois. Tel qu'il est envisagé, le projet devrait coûter entre 100 millions de dollars et 120 millions de dollars et commencerait à contribuer au bénéfice d'exploitation vers la fin de 2010.

Projets électriques

Hydroélectricité

AltaGas élabore un portefeuille de projets hydroélectriques au fil de l'eau en Colombie-Britannique. Le plus important de ces projets est celui de Forrest Kerr, d'une capacité de 195 MW, dans le nord-ouest de la Colombie-Britannique. En outre, AltaGas en est aux premiers stades du développement des projets au fil de l'eau de McLymont Creek (66 MW) et de Volcano Creek (16 MW). Ces trois projets ont été soumis à BC Hydro à la fin de 2008 dans le cadre de l'appel d'offres d'approvisionnement en électricité Clean Power Call. La direction sait que BC Hydro a l'intention de répondre à la soumission déposée dans le cadre du Clean Power Call vers le milieu de l'année 2009. Si AltaGas obtient le contrat de BC Hydro pour ces projets, la date de leur entrée en service devrait se situer entre 2014 et 2016.

AltaGas compte aussi un certain nombre de plus petits projets hydroélectriques au fil de l'eau en développement en Colombie-Britannique, d'une capacité combinée d'environ 130 MW.

Énergie éolienne

Au moyen d'une série d'acquisitions, AltaGas a le potentiel de développer approximativement 1 500 MW d'énergie éolienne dans l'ouest du Canada et dans le nord et l'ouest des États-Unis. Le portefeuille d'énergie éolienne comprend des projets d'environ 600 MW à un stade avancé de leur développement et d'environ 900 MW aux premiers stades de leur développement. Le potentiel total de 1 500 MW se répartit comme suit : 500 MW au Canada et le reste aux États-Unis.

MESURES FINANCIÈRES NON CONFORMES AUX PCGR

Dans le présent rapport de gestion, il est fait référence à certaines mesures financières qui n'ont aucune signification normalisée prescrite par les principes comptables généralement reconnus (PCGR) du Canada et qui peuvent ne pas être comparables à des mesures similaires présentées par d'autres entités. Les mesures financières non conformes aux PCGR et leur rapprochement avec des mesures financières conformes aux PCGR sont présentés ci-après. Toutes ces mesures ont été calculées de manière uniforme selon l'information déjà publiée.

Dans le présent document, les renvois aux expressions produits nets, bénéfice d'exploitation, BAIIA, BAIIA avant gains latents (pertes latentes) sur gestion du risque, bénéfice net avant gains latents (pertes latentes) sur gestion du risque ajustés en fonction des impôts, bénéfice net avant impôts et liquidités provenant de l'exploitation s'entendent au sens qui leur est donné dans la présente rubrique.

Produits nets
Exercices terminés les 31 décembre

(en millions de dollars)	**2008**	2007	2006
Produits nets	**476,5**	324,0	318,9
Ajouter : Coût des produits vendus	**1 340,3**	1 104,4	1 043,7
Produits (mesure financière conforme aux PCGR)	**1 816,8**	1 428,4	1 362,6

Les produits nets, qui correspondent aux produits moins le coût des marchandises achetées à des fins de vente et la freinte, sont une meilleure mesure du rendement que les produits, étant donné que les variations des prix du marché pour le gaz naturel et l'électricité se répercutent à la fois sur les produits et le coût des produits vendus.

Bénéfice d'exploitation
Exercices terminés les 31 décembre

(en millions de dollars)	**2008**	2007	2006
Bénéfice d'exploitation	**189,4**	126,6	126,7
Ajouter (déduire) : Intérêts	**(27,4)**	(11,9)	(13,3)
Impôts sur les bénéfices	**1,6**	(5,9)	1,1
Bénéfice net (mesure financière conforme aux PCGR)	**163,6**	108,8	114,5

Le bénéfice d'exploitation est une mesure de la rentabilité de la Fiducie à partir de ses principales activités avant leur mode de financement ou d'imposition. Cette mesure est utilisée par la direction pour évaluer le rendement d'exploitation des secteurs d'activité, puisqu'il s'agit d'un meilleur indicateur du rendement d'exploitation que le bénéfice net. Il est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés, et correspond aux produits nets moins les charges d'exploitation et d'administration et la dotation aux amortissements.

BAIIA
Exercices terminés les 31 décembre

(en millions de dollars)		**2008**	2007	2006
BAIIA		**256,4**	173,7	173,1
Ajouter (déduire) :	Amortissement et perte de valeur de l'écart d'acquisition	**(67,0)**	(47,1)	(46,4)
	Intérêts	**(27,4)**	(11,9)	(13,3)
	Impôts sur les bénéfices	**1,6**	(5,9)	1,1
Bénéfice net (mesure financière conforme aux PCGR)		**163,6**	108,8	114,5

Le BAIIA est une mesure de la rentabilité des activités d'exploitation de la Fiducie. Il donne une indication des résultats dégagés par les principales activités de la Fiducie avant leur financement, l'amortissement de leurs actifs ou les impôts auxquels elles sont assujetties. Le BAIIA est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés, et correspond aux produits nets moins les charges d'exploitation et d'administration.

BAIIA avant gains latents sur gestion du risque
Exercices terminés les 31 décembre

(en millions de dollars)		**2008**	2007	2006
BAIIA avant gains latents sur gestion du risque		**245,4**	172,6	173,1
Ajouter (déduire) :	Gains latents sur gestion du risque	**11,0**	1,1	–
	Amortissement et perte de valeur de l'écart d'acquisition	**(67,0)**	(47,1)	(46,4)
	Intérêts	**(27,4)**	(11,9)	(13,3)
	Impôts sur les bénéfices	**1,6**	(5,9)	1,1
Bénéfice net (mesure financière conforme aux PCGR)		**163,6**	108,8	114,5

Le BAIIA avant gains latents sur gestion du risque est une mesure de la rentabilité d'exploitation de la Fiducie compte non tenu de l'incidence de la variation de la juste valeur des contrats de gestion du risque. Le BAIIA avant gains latents sur gestion du risque présente les résultats réalisés des principales activités de la Fiducie sans tenir compte de la façon dont les activités sont financées, de l'amortissement des actifs ou de l'imposition des résultats. AltaGas n'exerce pas d'activités de spéculation sur les prix des marchandises, mais conclut plutôt des instruments financiers pour gérer les risques et, par conséquent, évalue le rendement de la Société avant de tenir compte des gains latents ou des pertes latentes découlant des activités de gestion du risque. Le BAIIA avant gains latents sur gestion du risque est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés, et correspond aux produits nets rajustés pour tenir compte des gains latents sur gestion du risque moins les charges d'exploitation et d'administration.

Bénéfice net avant gains latents sur gestion du risque ajustés en fonction des impôts
Exercices terminés les 31 décembre

(en millions de dollars)	**2008**	2007	2006
Bénéfice net avant gains latents sur gestion du risque ajustés en fonction des impôts	**158,0**	109,3	114,5
Ajouter (déduire) : Gains latents sur gestion du risque	**11,0**	1,1	–
Charge d'impôts sur gestion du risque	**(5,4)**	(1,6)	–
Bénéfice net (mesure financière conforme aux PCGR)	**163,6**	108,8	114,5

Le bénéfice net avant gains latents sur gestion du risque ajustés en fonction des impôts reflète mieux la rentabilité que le bénéfice net, étant donné que les variations liées à la gestion du risque sont fondées sur les estimations relatives aux prix des marchandises et aux taux de change au fil du temps. Le bénéfice net avant gains latents sur gestion du risque ajustés en fonction des impôts est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés, et correspond au bénéfice net majoré des gains latents sur gestion du risque et réduit de la charge d'impôts.

Bénéfice net avant impôts
Exercices terminés les 31 décembre

(en millions de dollars)	**2008**	2007	2007
Bénéfice net avant impôts	**162,0**	114,7	113,4
Ajouter (déduire) : Impôts sur les bénéfices	**1,6**	(5,9)	1,1
Bénéfice net (mesure financière conforme aux PCGR)	**163,6**	108,8	114,5

Le bénéfice net avant impôts est une meilleure mesure du rendement, parce qu'il ne dépend pas de la façon dont ces résultats sont imposés, qui peut changer d'une année à une autre. Le bénéfice net avant impôts est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés, et correspond au bénéfice net réduit de la charge d'impôts.

Liquidités provenant de l'exploitation
Exercices terminés les 31 décembre

(en millions de dollars)	**2008**	2007	2006
Liquidités provenant de l'exploitation	**217,1**	162,9	161,7
Ajouter (déduire) :			
Variation nette du fonds de roulement hors trésorerie et obligations liées à la mise hors service d'immobilisations réglées	**(11,7)**	20,4	(14,8)
Flux de trésorerie d'exploitation (mesure financière conforme aux PCGR)	**205,4**	183,3	146,9

Les liquidités provenant de l'exploitation aident la direction et les investisseurs à analyser le rendement des activités d'exploitation, sans tenir compte des variations du fonds de roulement hors trésorerie de la Fiducie au cours de la période. Les liquidités provenant de l'exploitation, telles qu'elles sont présentées, ne doivent pas être considérées comme interchangeables avec les flux de trésorerie d'exploitation ou avec toute autre mesure des flux de trésorerie définie selon les PCGR du Canada. Les liquidités provenant de l'exploitation sont calculées d'après les données des états des flux de trésorerie consolidés et correspondent aux flux de trésorerie d'exploitation avant de tenir compte des variations du fonds de roulement hors trésorerie et des dépenses liées à la mise hors service d'immobilisations.

RÉSULTATS D'EXPLOITATION PAR SECTEUR D'ACTIVITÉ

Bénéfice d'exploitation
Exercices terminés les 31 décembre

(en millions de dollars)	2008	2007
Extraction et transport	**83,8**	39,1
Collecte et traitement sur place	**20,4**	18,2
Services énergétiques	**(0,6)**	2,0
Production d'électricité	**117,9**	94,6
Siège social	**(32,1)**	(27,3)
	189,4	126,6

SECTEUR DU GAZ

Description des immobilisations d'extraction

AltaGas possède une capacité de traitement au moyen de ses participations dans deux usines d'extraction à Empress (Alberta), une usine d'extraction à Joffre (Alberta) et une autre à Edmonton (Alberta). L'installation de fractionnement au champ de Bantry d'AltaGas fait aussi partie des activités d'extraction. Par suite de l'acquisition de Taylor, conclue le 10 janvier 2008, AltaGas a ajouté à ses actifs le complexe Harmattan (Alberta) et une participation dans l'usine d'extraction de Younger (Colombie-Britannique) et a porté à 100 % sa participation dans l'usine d'extraction de Joffre (Alberta). Le complexe Harmattan a une capacité d'amenée autorisée de 490 mmpc/j, une unité d'extraction de LGN par dégazolinage «coupes lourdes», une capacité nette de fractionnement des LGN de 25 000 b/j et des installations de terminal de LGN. L'usine d'extraction de Younger, qui possède une participation de 56,7 % dans les activités d'extraction de LGN, a une capacité nette de traitement de 425 mmpc/j et détient une participation de 100 % dans les installations de fractionnement et de terminal de LGN, lesquelles sont dotées d'une capacité nette de 25 000 b/j. La participation additionnelle dans l'usine de Joffre a ajouté une capacité nette de 125 mmpc/j et des installations de terminal d'une capacité nette de 5 200 b/j. AltaGas exploite l'usine d'extraction d'éthane d'Edmonton, l'usine d'extraction de Joffre, l'installation au champ de Bantry, le complexe Harmattan et l'usine d'extraction de Younger. Les usines d'extraction assurent des produits d'exploitation stables découlant de contrats à prix forfaitaire ou au coût du service ainsi que des produits d'exploitation fondés sur les marges. La capacité nette d'amenée de gaz brut autorisée d'AltaGas à ces usines était de 1 594 mmpc/j au 31 décembre 2008. La production actuelle de ces installations est de 801 mmpc/j.

La valeur de l'extraction de l'éthane et des LGN est tributaire de la différence entre la valeur de l'éthane, du propane, du butane et des pentanes plus comme marchandises vendables distinctes et leur valeur en tant qu'éléments constitutifs du débit du gaz naturel. Si les composantes ne sont pas extraites, elles sont vendues comme du gaz naturel pour leur valeur calorifique au prix courant du gaz naturel. Sous forme d'éthane et de LGN, les composantes sont vendues à des prix plus élevés reflétant la valeur individuelle supérieure de chacune. Dans la plupart des cas, les LGN récupérés aux usines d'extraction et de traitement de gaz naturel de l'Ouest canadien sont livrés dans un réseau de gazoducs qui les collecte et les achemine à Fort Saskatchewan (Alberta) ou à Sarnia (Ontario). Les LGN sont utilisés directement comme source d'énergie et comme matière première dans le secteur pétrochimique et le secteur du raffinage du pétrole brut. L'éthane sert de matière première pour la production de l'éthylène.

Les propriétaires d'installations d'extraction ont le droit d'extraire des liquides du débit de gaz naturel soit directement en qualité de propriétaire du gaz, soit aux termes de contrats d'extraction des LGN. Aux termes d'une entente commerciale type, le propriétaire d'une usine d'extraction d'éthane et de LGN conclut un contrat avec un transporteur de livraisons exportées sur un réseau de transport de gaz pour obtenir le droit d'extraire l'éthane et les LGN du gaz naturel du transporteur. En retirant l'éthane et les LGN, l'usine d'extraction extrait, en réalité, ou réduit en partie l'énergie contenue dans le gaz naturel de l'expéditeur. Le propriétaire de l'usine d'extraction verse au transporteur un paiement relatif à l'énergie extraite ou achète un volume suffisant de gaz naturel sur le marché pour remplacer l'énergie extraite, gardant ainsi entier le volume du transporteur. Le gaz ainsi acheté est désigné en tant que gaz d'appoint ou de rattrapage. Les modalités des contrats d'extraction peuvent prévoir un traitement ferme ou interruptible, et la durée de ces contrats peut varier entre un mois et plusieurs années. À l'heure actuelle, la majorité des contrats d'extraction d'AltaGas sont des

ententes d'une durée de plusieurs années. Selon les résultats de l'enquête sur l'extraction des LGN de l'ERCB publiés en février 2009, la convention changera en ce qui concerne les droits d'extraction dans les trois années à venir, c'est-à-dire que les droits sur les LGN contenus dans le flux commun de gaz naturel transporté par les gazoducs réglementés par l'Alberta reviendront aux expéditeurs plutôt qu'aux transporteurs de livraisons exportées. AltaGas met au point une stratégie pour tirer profit des occasions découlant de la décision de l'enquête sur l'extraction des LGN.

Nouvelles immobilisations d'extraction

Le programme d'investissement de 55 millions de dollars du complexe Harmattan était en bonne partie terminé à la fin de 2008. Des 55 millions de dollars, environ 8 millions de dollars devraient être dépensés d'ici la fin du deuxième trimestre de 2009. Les projets visent une augmentation du débit d'environ 30 à 40 mmpc/j, ce qui accroîtrait le débit effectif de 30 %. Les projets d'efficience ont aidé à réduire la consommation de gaz combustible et ont amélioré la fiabilité. On s'attend à ce que le rendement financier de Harmattan augmente de plus de 80 % en 2009, avec les avantages de ces programmes d'investissement et sans arrêts liés à l'entretien. En 2009, un montant additionnel de 6,0 millions de dollars sera dépensé pour améliorer encore la rentabilité du complexe. Les fonds additionnels rehausseront la capacité de fractionnement de 7 500 b/j, jusqu'à 35 000 b/j. La capacité d'amenée du gaz brut de l'installation ne sera pas modifiée; il y aura seulement une augmentation du débit.

Description des immobilisations de transport

AltaGas possède cinq réseaux de transport de gaz naturel dont la capacité de transport combinée est d'environ 554 mmpc/j et trois gazoducs de transport de LGN d'une capacité combinée de 151 600 b/j.

Le réseau de Suffield, dans le sud-est de l'Alberta, doté d'une capacité de 400 mmpc/j (environ 416 000 GJ/j), représente 46 % des produits nets en matière de transport de 2008. La plus grande partie de la capacité du réseau de Suffield est actuellement achetée par EnCana aux termes d'engagements fermes de transport fondés sur une quantité contractuelle quotidienne qui expireront en 2022 et seront renouvelables tous les ans par la suite. Les engagements relatifs aux volumes devraient augmenter annuellement, passant d'environ 370 000 GJ/j en 2008 à environ 406 000 GJ/j en 2010, et baisseront par la suite.

AltaGas a acquis le réseau de livraison d'éthylène (EDS) et le gazoduc de charges d'alimentation de Joffre (JFP) dans le cadre de l'acquisition de Taylor en janvier 2008. Le réseau EDS est utilisé pour acheminer l'éthylène, qui est le principal produit issu du complexe pétrochimique de NOVA Chemicals à Joffre, aux clients industriels et aux installations de stockage des zones d'Edmonton et de Fort Saskatchewan. Le réseau EDS consiste en une conduite de 12 pouces de diamètre qui s'étend sur 180 kilomètres et est dotée d'une capacité de 90 000 b/j. Le gazoduc JFP transporte des LGN de Fort Saskatchewan jusqu'au complexe pétrochimique de NOVA Chemicals à Joffre. Le gazoduc JFP consiste en une conduite de 10 pouces de diamètre qui s'étend sur 180 kilomètres et est dotée d'une capacité de 50 000 b/j. La convention de transport d'EDS et de JFP établit des prix fixes en fonction du volume majorés du montant complet des coûts réels engagés pour une période de 12 ans, soit jusqu'en 2016, et prévoit des prorogations.

AltaGas est propriétaire exploitante de la plus grande partie du réseau de transport de gaz naturel de Cold Lake, qui consiste en 39 points de réception et 36 points de livraison (dont quatre interconnexions de gazoducs). Le pipeline Kahntah transporte du gaz naturel de la Colombie-Britannique à l'Alberta, et le contrat s'y rapportant est négocié chaque année. Le gazoduc Porcupine Hills, dans le sud-ouest de l'Alberta, est un gazoduc à expéditeur unique de LGN. Les gazoducs Summerdale et Battle Lake transportent du gaz naturel vers le centre de l'Alberta.

Nouvelles immobilisations de transport

AltaGas investit environ 12,5 millions de dollars pour améliorer son gazoduc EDS. Les travaux, dont 80 % ont été effectués en 2008, visent le remplacement de quelque 12 km de la conduite de 12 pouces de diamètre par des tuyaux à paroi plus épaisse afin de respecter les exigences réglementaires découlant de l'accroissement de la population résidentielle avoisinante. AltaGas touchera un prix fixe en fonction du volume et recouvrera l'ensemble des coûts lorsqu'elle exploitera le gazoduc en vertu d'ententes au coût des services semblables à celles qui existent pour le gazoduc EDS. La construction a débuté à l'automne 2008 et devrait se terminer en avril 2009.

Résultats financiers

Exercices terminés les 31 décembre (en millions de dollars)	2008	2007
Produits	**430,1**	142,9
Produits nets	**176,2**	67,4
Charges d'exploitation et d'administration	**65,1**	20,3
Dotation aux amortissements	**27,3**	8,0
Bénéfice d'exploitation	**83,8**	39,1

Statistiques d'exploitation

Exercices terminés les 31 décembre	2008	2007
Capacité d'amenée de gaz traité (mmpc/j)[1]	**801**	436
Volumes d'extraction d'éthane (b/j)[1]	**25 795**	13 355
Volumes d'extraction de LGN (b/j)[1]	**12 242**	6 752
Total des volumes d'extraction (b/j)[1]	**37 037**	20 107
Différentiels de fractionnement – réalisés ($/b)[1, 2]	**26,97**	21,38
Différentiels de fractionnement – prix au comptant moyen ($/b)[1]	**28,79**	22,48
Volumes transportés (mmpc/j)[1, 3]	**379**	407

1 *Moyenne de la période.*

2 *AltaGas fait état d'un différentiel de fractionnement indicatif, ou marge de LGN, exprimé en dollars par baril de LGN, fondé sur les montants déclarés par Edmonton pour le propane, le butane et les condensats, et sur le prix quotidien du gaz naturel selon l'AECO.*

3 *Exclut les volumes du gazoduc de LGN.*

Analyse des écarts du secteur Extraction et transport

Le bénéfice d'exploitation du secteur Extraction et transport s'est établi à 83,8 millions de dollars pour 2008, par rapport à 39,1 millions de dollars en 2007. Cette augmentation résulte principalement de l'ajout de nouvelles installations d'extraction et de transport grâce à l'acquisition de Taylor en janvier 2008, ainsi que de la hausse des différentiels de fractionnement réalisés et des tarifs, en partie annulés par les baisses des volumes traités aux usines d'extraction détenues avant janvier 2008. Des arrêts liés à l'entretien et un incendie au complexe Harmattan en 2008 sont responsables d'une baisse du bénéfice d'exploitation d'environ 8,5 millions de dollars.

En 2008, les volumes moyens d'extraction d'éthane et de LGN ont augmenté, surtout en raison de l'ajout du complexe Harmattan, de l'usine d'extraction de Younger et de la participation résiduelle de 50 % dans l'usine d'extraction de Joffre, partiellement contrebalancés par les volumes moins élevés traités aux usines d'extraction détenues avant janvier 2008. Les volumes de transport ont légèrement reculé en 2008 en raison de volumes moins importants ayant transité par le réseau Suffield.

En 2008, les produits nets ont atteint 176,2 millions de dollars, une progression considérable par rapport à 67,4 millions de dollars en 2007. L'appréciation de 111,5 millions de dollars des produits nets découle essentiellement des actifs d'extraction et de transport achetés dans le cadre de l'acquisition de Taylor, des différentiels de fractionnement plus élevés totalisant 1,5 million de dollars, de l'agrandissement de Cold Lake terminé en 2007 pour un montant de 0,9 million de dollars et de la hausse des tarifs de transport de 0,6 million de dollars. Ces hausses ont été en partie contrebalancées par des volumes moindres de 2,3 millions de dollars aux usines d'extraction détenues avant janvier 2008.

Les charges d'exploitation et d'administration se sont élevées à 65,1 millions de dollars pour 2008, contre 20,3 millions de dollars pour 2007. L'accroissement s'explique principalement par les coûts engagés aux fins de l'exploitation des immobilisations de Taylor acquises au premier trimestre de 2008. Les charges d'exploitation comprennent 4,1 millions

de dollars attribuables aux arrêts liés à l'entretien et 0,5 million de dollars découlant d'un incendie au complexe Harmattan.

La dotation aux amortissements s'est établie à 27,3 millions de dollars en 2008, en regard de 8,0 millions de dollars en 2007. La hausse est attribuable à l'acquisition de Taylor en janvier 2008.

Description des immobilisations du secteur Collecte et traitement sur place

Le secteur Collecte et traitement sur place compte 76 installations de collecte et de traitement dans 30 zones d'exploitation de l'Ouest canadien et environ 6 500 km de conduites de collecte en amont des installations de traitement qui assurent la livraison de gaz naturel à des réseaux de gazoducs en aval alimentant les marchés des sociétés de gaz naturel en Amérique du Nord.

Le réseau de collecte transporte le gaz naturel pour le compte de producteurs de la tête des puits aux installations de traitement d'AltaGas, où les impuretés et certains composants d'hydrocarbures sont retirés du gaz naturel en plus de comprimer ce dernier pour qu'il respecte les spécifications opérationnelles des gazoducs en aval pour son transport vers les marchés de l'énergie intérieurs et étrangers. AltaGas met l'accent sur l'acquisition et l'exploitation d'installations de traitement de gaz naturel mobiles et de plus petite taille, dotées d'une capacité de traitement de moins de 50 mmpc/j, ce qui la distingue de la plupart de ses concurrents dans l'Ouest canadien.

Les principaux inducteurs commerciaux du secteur Collecte et traitement sur place sont le débit, les frais de collecte et de traitement et les frais d'exploitation. Le débit des installations est influencé par le raccord de nouveaux puits, la réactivation, la remise en production et l'optimisation des puits assurée par les producteurs, et le fléchissement de la production naturelle dans les zones d'activité des installations de traitement d'AltaGas.

Nouvelles immobilisations du secteur Collecte et traitement sur place

AltaGas prévoit investir environ 25 millions de dollars dans l'agrandissement de sa capacité de traitement du gaz corrosif à son installation de Pouce Coupe. Une fois terminé, l'agrandissement ajoutera une capacité de traitement d'environ 20 mmpc/j à la capacité de traitement existante de 7 mmpc/j de gaz non corrosif. Le développement est à l'étape de l'approbation réglementaire. Certains équipements nécessaires à l'agrandissement sont transférés de l'installation de Doris et d'autres composantes à long délai de livraison ont été achetées. Approximativement 70 % des coûts du projet sont maintenant fermes.

Résultats financiers

Exercices terminés les 31 décembre (en millions de dollars)	**2008**	2007
Produits	**154,4**	135,1
Produits nets	**143,9**	127,4
Charges d'exploitation et d'administration	**95,4**	83,3
Dotation aux amortissements	**28,1**	25,9
Bénéfice d'exploitation	**20,4**	18,2

Statistiques d'exploitation

Exercices terminés les 31 décembre	**2008**	2007
Capacité (mmpc/j)[1]	**1 172**	1 023
Débit (mmpc/j bruts)[2]	**541**	527
Utilisation de la capacité (%)[2]	**46**	52
Participation directe moyenne (%)[1]	**92**	91

[1] *À la fin de la période considérée.*

[2] *Moyenne de la période.*

Analyse des écarts du secteur Collecte et traitement sur place

Le bénéfice d'exploitation du secteur Collecte et traitement sur place a été de 20,4 millions de dollars en 2008, en regard de 18,2 millions de dollars en 2007. La hausse s'explique par la contribution des nouvelles installations, des tarifs plus élevés et d'autres produits tirés des services à l'installation, en partie contrebalancés par la baisse de débit, les dépenses plus élevées et l'absence de produits tirés de la coentreprise Ikhil, vendue en 2007.

En 2008, le débit a atteint en moyenne 541 mmpc/j comparativement à 527 mmpc/j en 2007. La hausse est surtout attribuable à l'acquisition de nouvelles usines et à l'ajout de nouveaux puits, en partie contrebalancés par la baisse de la production naturelle, les activités moins élevées des producteurs et les arrêts prévus et imprévus de production.

Les volumes de débit ont régressé de 19 mmpc/j dans le district nord en raison de la baisse générale et d'un arrêt lié à l'entretien à Rainbow Lake (6 mmpc/j), de la diminution des volumes résultant d'un incendie le 13 février 2008, suivi d'une fermeture de l'usine jusqu'au 9 mai à Clear Hills (4 mmpc/j), des baisses générales dans les zones d'exploitation de Cold Lake (3 mmpc/j) et de Pouce Coupe et de la vente d'Ikhil (1 mmpc/j), en partie contrebalancés par la hausse des volumes à Clear Prairie (3 mmpc/j). Les volumes de débit ont augmenté dans le district sud grâce à l'acquisition de RET (55 mmpc/j), d'une nouvelle usine à Acme (4 mmpc/j) et de volumes accrus à Bonnie Glen (2 mmpc/j). Ces augmentations ont été annulées par la baisse des volumes combinés de Bantry et de Princess et la déviation de certains volumes en raison d'une fermeture de puits le 12 février 2008 à l'usine de Princess (9 mmpc/j), des diminutions de volume et du nombre inférieur de raccords à Central Border (7 mmpc/j) et à Kirkpatrick (2 mmpc/j), et de la baisse de volume à South Foothills (4 mmpc/j) et à Alder Flats (2 mmpc/j).

Les produits nets du secteur Collecte et traitement sur place ont atteint 143,9 millions de dollars en 2008, comparativement à 127,4 millions de dollars en 2007. L'augmentation est imputable à un montant de 17,6 millions de dollars tiré de nouvelles installations, à un montant de 6,8 millions de dollars attribuable à la hausse des recouvrements de frais d'exploitation, à un montant de 1,2 million de dollars provenant de la hausse des tarifs et des autres produits tirés des services à l'installation. Ces hausses ont été en partie contrebalancées par un recul de 6,8 millions de dollars du débit découlant d'une diminution des volumes, un ralentissement des activités de forage des producteurs et des arrêts d'exploitation, de même que par un montant de 2,7 millions de dollars lié à la vente de la coentreprise Ikhil.

Les charges d'exploitation et d'administration du secteur Collecte et traitement sur place se sont élevées à 95,4 millions de dollars en 2008, en regard de 83,3 millions de dollars en 2007. La hausse est principalement attribuable au montant de 9,0 millions de dollars affecté à de nouvelles installations et aux dépenses plus élevées de 4,2 millions de dollars surtout en raison de l'arrêt lié à l'entretien de Rainbow Lake, dont le recouvrement a été de 77 %. Ces augmentations ont été en partie annulées par des dépenses inférieures de 1,2 million de dollars liées à la vente de la coentreprise Ikhil.

La dotation aux amortissements du secteur Collecte et traitement sur place s'est établie à 28,1 millions de dollars en 2008, par rapport à 25,9 millions de dollars en 2007. L'augmentation a découlé des nouvelles installations et des agrandissements, en partie contrebalancés par la vente de la coentreprise Ikhil en 2007.

Description des services de gestion énergétique

Les services de gestion énergétique offrent des services de gestion de l'approvisionnement et de consultation en énergie, et organisent l'approvisionnement en gaz naturel et en électricité des utilisateurs finaux non résidentiels. AltaGas offre des services de gestion énergétique sous la bannière ECNG Energy, lesquels sont assurés par les employés en poste à Burlington et à Chatham (Ontario), à Calgary (Alberta) et à Vancouver (Colombie-Britannique).

La plus grande partie des produits de gestion énergétique fondés sur la rémunération des services repose sur des contrats à reconduction tacite de un an à trois ans. Les honoraires gagnés sont tirés de la prestation de services de conseil et de l'administration et de la gestion de l'approvisionnement pour le compte des clients. Ces services permettent aux clients de réduire leur exposition à la volatilité des prix du gaz et de l'électricité et d'assurer que leurs exigences d'approvisionnement en énergie tiennent compte de leurs risques et objectifs budgétaires.

Dans le cadre de ses activités de gestion énergétique, AltaGas conclut principalement avec ses clients des ententes prévoyant des mandats aux termes desquels elle leur fournit des conseils sur le plan de la gestion des prix et de l'approvisionnement en gaz et en électricité. En outre, aux termes de ces ententes, AltaGas, au nom de ses clients utilisateurs finaux, achète, gère et fixe le prix du gaz naturel et de l'électricité. AltaGas agit comme mandataire de ses clients et, en général, n'est pas exposée aux fluctuations des prix des marchandises.

Description des services gaziers

L'une des principales fonctions du secteur Services énergétiques est le soutien fourni aux infrastructures d'AltaGas. Le groupe des services gaziers conclut des contrats d'approvisionnement et de gaz d'appoint pour les installations d'extraction d'AltaGas. Il obtient par contrat et revend également de la capacité pour les gazoducs de transport d'AltaGas, fournissant des services de régulation du débit gazeux. Les services gaziers commercialisent le gaz pour les clients du secteur Collecte et traitement sur place et, par le fait même, réalisent des marges, gèrent le risque de crédit et fournissent des services à valeur ajoutée supplémentaires aux clients producteurs d'AltaGas. De plus, le groupe des services gaziers obtient par contrat et gère du gaz pour les centrales à charge de pointe alimentées au gaz d'AltaGas.

En plus de soutenir les autres secteurs d'exploitation d'AltaGas, le groupe des services gaziers cerne les possibilités d'achat et de revente du gaz naturel, de commercialisation du gaz naturel pour les producteurs, ainsi que les possibilités d'échange, de réattribution ou de revente de la capacité des gazoducs et de stockage pour réaliser un profit. Les produits nets d'exploitation tirés de ces activités proviennent des occasions à faible risque fondées sur les écarts de coût du transport entre les réseaux de gazoducs et sur les écarts de prix du gaz naturel d'une période à une autre. Les marges établies sont réalisées en immobilisant de façon concomitante les opérations d'achat et de vente conformément aux directives d'AltaGas en matière de risque de crédit et de risque marchandises. AltaGas offre également des services d'approvisionnement en énergie à d'importants utilisateurs industriels et services publics, et gère les besoins en transport par gazoduc de tiers d'un grand nombre de ses clients de commercialisation de gaz.

L'entreprise de services gaziers d'AltaGas conclut également des ententes de transport sur les marchés de l'est du Canada et en Alberta sous la forme d'ententes d'échange de gaz avec les clients du secteur Collecte et traitement d'AltaGas. AltaGas commercialise ou échange tous les volumes qui passent par ses réseaux de gazoducs de Cold Lake et de Summerdale. Dans une opération d'échange de gaz, AltaGas reçoit du gaz naturel des clients au moyen de ses réseaux et livre du gaz à ses clients au moyen des réseaux de TransCanada, d'ATCO ou de TransGas. En achetant ou en échangeant du gaz sur ces réseaux de gazoducs et à d'autres installations, AltaGas a réalisé des marges positives pour elle-même, tout en améliorant les rentrées nettes pour les producteurs.

Au fil des ans, AltaGas a accumulé un portefeuille d'actifs de production de pétrole et de gaz naturel par suite d'importantes acquisitions d'installations de collecte et de traitement. Ces actifs de pétrole et de gaz naturel ont été vendus au cours du deuxième trimestre de 2007.

Nouvelles immobilisations des services énergétiques

Les services gaziers gèreront la participation à 50 % d'AltaGas dans Sarnia Storage Pool Limited Partnership, qui possède une capacité de stockage de 5,3 gpc de gaz et dont l'exploitation commerciale devrait commencer en juillet 2009. L'entreposage sera négocié en fonction de la rémunération au service avec des tiers solvables. Market Hub Partners Management Inc., société affiliée de Spectra Energy Corp., a reçu le mandat de gérer le commandité de la société en nom collectif et d'exploiter l'installation.

Résultats financiers

Exercices terminés les 31 décembre (en millions de dollars)	**2008**	2007
Produits	**1 058,7**	1 022,5
Produits nets	**14,1**	20,9
Charges d'exploitation et d'administration	**12,7**	15,6
Dotation aux amortissements	**2,0**	3,3
Bénéfice d'exploitation	**(0,6)**	2,0

Statistiques d'exploitation

Exercices terminés les 31 décembre	**2008**	2007
Contrats de services de gestion énergétique[1]	**1 711**	1 466
Volumes de gaz moyens négociés (GJ/j)[2]	**302 392**	388 217

[1] *Contrats de services de gestion énergétique en vigueur à la fin de la période considérée.*

[2] *Moyenne de la période. Comprend les volumes directement mis en marché, les volumes négociés au nom d'autres secteurs d'exploitation et les volumes vendus dans des opérations d'échange de gaz.*

Analyse des écarts du secteur Services énergétiques

Le secteur Services énergétiques a subi une perte d'exploitation de 0,6 million de dollars en 2008, par rapport à un bénéfice d'exploitation de 2,0 millions de dollars en 2007. La baisse est imputable au gain de 1,6 million de dollars sur la vente d'actifs de production pétrolière et gazière au deuxième trimestre de 2007, à des ventes de gaz et de transport à prix fixe moins élevées, à des volumes réduits et à un coût non récurrent lié aux commissions versées à une association commerciale relativement à 2007. Les diminutions ont été en partie compensées par un ajustement de prix non récurrent et un recul des charges de rémunération et d'administration.

Les produits nets ont atteint 14,1 millions de dollars pour 2008, comparativement à 20,9 millions de dollars en 2007. La diminution comprenait un montant de 4,4 millions de dollars tiré de la vente d'actifs de pétrole et de gaz naturel au deuxième trimestre de 2007, et un montant de 3,5 millions de dollars lié au recul des ventes de gaz et de transport à prix fixe et de volumes moins importants, en partie contrebalancés par un ajustement de prix non récurrent de 0,8 million de dollars.

SECTEUR PRODUCTION D'ÉLECTRICITÉ

Description des immobilisations du secteur Production d'électricité

Le secteur Production d'électricité comprend 392 MW de la capacité de production d'électricité totale de l'Alberta par l'intermédiaire de sa participation de 50 % dans les EAE de Sundance B et d'un contrat de location-acquisition visant 25 MW de capacité de pointe provenant de centrales électriques alimentées au gaz. En outre, des centrales à charge de pointe alimentées au gaz ont été installées en fonction d'une capacité totale de 14 MW. Le secteur comprend aussi une participation de 25 % dans une centrale hydroélectrique au fil de l'eau de 7 MW en Colombie-Britannique par suite de l'acquisition de Taylor en janvier 2008. Le secteur Production d'électricité comprend aussi un parc éolien de 102 MW en construction en Colombie-Britannique et environ 1 900 MW d'énergie renouvelable en développement.

Les EAE ont été conclues en 1999 en vertu du programme de déréglementation du secteur énergétique en Alberta. Elles ont été établies afin de dissocier la propriété des actifs de production d'électricité du contrôle de leur production. La participation de 50 % dans les EAE de Sundance B donne à AltaGas le droit à une cible établie de 86 % de la capacité nominale des centrales de Sundance B et des services auxiliaires jusqu'au 31 décembre 2020.

Les résultats du secteur Production d'électricité sont tributaires, dans une grande mesure, de la disponibilité du producteur, des prix couverts (au titre de la partie de la capacité couverte) et des prix au comptant de l'Alberta en vigueur (au titre de la partie de la capacité non couverte). La relation entre la production, le prix au comptant et le coût des ventes est stipulée dans les EAE. En général, AltaGas est rémunérée lorsque la production d'électricité est inférieure aux niveaux cibles d'après un taux fondé sur le prix moyen au comptant du mois précédent. De la même manière, si la production dépasse le niveau cible des EAE, AltaGas est tenue de verser au propriétaire de la centrale une rémunération fondée sur la différence entre la disponibilité réelle et la disponibilité cible, multipliée par le prix moyen au comptant des 30 jours précédents. Le risque financier peut être positif ou négatif, selon la différence entre le prix au comptant de l'Alberta et le taux fondé sur le prix moyen au comptant, et entre la production réelle et la production cible. Une grande part du coût des ventes consiste en des coûts fixes et en des frais d'exploitation variables payés à l'exploitant de la centrale de Sundance B ainsi que des coûts de transport et des frais de négociation de l'Alberta Power Pool. Le prix du charbon acheté au moyen des EAE est fondé sur des formules prédéfinies liées à l'inflation plutôt que sur le prix en vigueur sur le marché.

De plus, AltaGas loue, exploite et entretient une capacité de production de pointe de 25 MW alimentée au gaz. Le contrat de location est entré en vigueur en septembre 2004 et comprend une option exerçable à la fin de la durée initiale de 10 ans pour prolonger la durée de 15 ans ou pour acheter les actifs. La construction d'une capacité de production de pointe additionnelle de 14 MW alimentée au gaz est terminée, ce qui rehausse la capacité de pointe de la Fiducie de 58 %. Le secteur Services énergétiques gère les besoins en gaz des centrales de pointe, et les unités sont réparties depuis l'usine d'extraction d'Edmonton. Cette capacité de production de pointe de 39 MW alimentée au gaz naturel permet de diversifier les sources d'alimentation pour les activités d'électricité d'AltaGas et fournit un soutien partiel en cas de panne à Sundance. De plus, en raison de leur grande capacité d'accélération, les usines de pointe dégagent des produits tirés de la vente d'électricité et de services auxiliaires.

Nouvelles immobilisations du secteur Production d'électricité

La construction du parc éolien de 102 MW de Bear Mountain près de Dawson Creek, en Colombie-Britannique, respecte l'échéancier et devrait se terminer en novembre 2009. Les fondations qui supporteront la construction des éoliennes sont prêtes et la construction de la sous-station et des lignes électriques est en cours. AltaGas finance le projet, qui devrait coûter environ 200 millions de dollars, au moyen de ses facilités de crédit. Le parc éolien de Bear Mountain est appuyé par une entente d'achat d'électricité de 25 ans avec BC Hydro. Le parc éolien de Bear Mountain a conservé des caractéristiques écologiques et des crédits d'énergie renouvelable du projet et a l'intention de les vendre afin d'engendrer des rentrées de fonds additionnelles pour le projet.

AltaGas a conclu avec Enercon GmbH un contrat d'ingénierie, d'approvisionnement et de construction (IAC) visant la fourniture et l'installation d'éoliennes. De plus, elle a signé avec Enercon un contrat d'entretien à long terme visant le fonctionnement et l'entretien des turbines. Les dépenses liées au projet totalisent environ 50 millions de dollars en 2008 et devraient s'élever à 135 millions de dollars en 2009. AltaGas a payé 25 % du montant total en euros exigé pour le projet et a couvert 90 % de la tranche restante des montants en euros, payables avec le temps à compter du deuxième trimestre de 2009.

Résultats financiers

Exercices terminés les 31 décembre

(en millions de dollars)	**2008**	2007
Produits	**223,5**	182,5
Produits nets	**129,0**	104,2
Charges d'exploitation et d'administration	**3,7**	2,1
Dotation aux amortissements	**7,4**	7,5
Bénéfice d'exploitation	**117,9**	94,6

Statistiques d'exploitation

Exercices terminés les 31 décembre	2008	2007
Volume d'électricité vendue (GWh)	**2 623**	2 661
Prix moyen obtenu à la vente d'électricité ($/MWh)	**84,51**	68,59
Prix au comptant moyen de l'Alberta Power Pool ($/MWh)	**89,95**	66,84

Analyse des écarts du secteur Production d'électricité

Le bénéfice d'exploitation du secteur Production d'électricité a atteint 117,9 millions de dollars pour 2008, en regard de 94,6 millions de dollars en 2007. Cette augmentation est imputable à la hausse des prix obtenus tant sur les ventes au comptant que sur les ventes couvertes, aux contributions plus élevées des centrales à charge de pointe, au règlement d'un compte de report de l'AESO et à un gain sur la vente d'un projet d'électricité en développement, en partie contrebalancés par des coûts liés aux EAE plus élevés et la hausse des coûts de transport et de conformité au SGER de l'Alberta.

Les produits nets ont atteint 129,0 millions de dollars pour 2008, comparativement à 104,2 millions de dollars pour 2007. Cette augmentation comprend des montants de 27,1 millions de dollars attribuables à des prix plus élevés obtenus sur des volumes couverts plus importants, de 9,7 millions de dollars tirés des prix plus élevés obtenus des ventes au comptant, de 2,7 millions de dollars tirés de la hausse des contributions des usines de pointe alimentées au gaz, de 1,8 million de dollars découlant du règlement d'un compte de report de l'AESO et de 1,6 million de dollars tirés de la vente d'un projet d'électricité en voie de développement. Ces majorations ont été en partie contrebalancées par un taux fondé sur le prix moyen au comptant plus favorable en 2007 qu'en 2008 de 8,6 millions de dollars, de frais de transport plus élevés de 5,3 millions de dollars, de la hausse des coûts engagés pour se conformer au SGER de l'Alberta, entré en vigueur vers le milieu de 2007, de 3,2 millions de dollars et d'autres frais variables de 0,9 million de dollars.

Les charges d'exploitation et d'administration de 3,7 millions de dollars pour 2008 ont été plus élevées que les charges de 2,1 millions de dollars constatées en 2007, en raison surtout des services d'exploitation et de maintenance qu'AltaGas a commencé à fournir aux centrales à charge de pointe louées en mars 2007, des charges d'exploitation et d'entretien engagées à l'égard des producteurs de Bantry et de Parkland, en exploitation depuis 2008, et des frais d'administration liés à la mise en valeur de projets au fil de l'eau.

La dotation aux amortissements, de 7,4 millions de dollars en 2008, est demeurée comparable à celle de 2007.

SIÈGE SOCIAL

Description des immobilisations du secteur Siège social

Le secteur Siège social comprend les coûts liés à la prestation de services généraux, ainsi que les frais généraux indirects de l'entreprise, les placements dans des entités ouvertes et fermées, et l'incidence des variations de la valeur sur les actifs et les passifs de gestion du risque. La direction prend des décisions liées à l'exploitation et évalue le rendement de ses secteurs d'exploitation en fonction des résultats atteints et à l'aide de mesures financières clés comme le rendement des capitaux propres et le rendement du capital investi, compte non tenu de l'incidence de la volatilité des prix des marchandises et des taux de change. La direction évalue l'incidence de la comptabilisation fondée sur l'évaluation à la valeur de marché sur l'entité consolidée, puisque le risque est géré à l'échelle des portefeuilles. Par conséquent, l'incidence de la comptabilisation fondée sur l'évaluation à la valeur de marché sur le bénéfice net est présentée et évaluée dans le secteur Siège social.

Résultats financiers

Exercices terminés les 31 décembre (en millions de dollars)	**2008**	2007
Produits	**1,9**	5,0
Gains latents sur gestion du risque	**11,0**	1,1
Produits nets	**12,9**	6,2
Charges d'exploitation et d'administration	**42,8**	31,2
Dotation aux amortissements	**2,2**	2,3
Perte d'exploitation	**(32,1)**	(27,3)
Perte d'exploitation avant gains latents sur gestion du risque	**(43,1)**	(28,4)

Analyse des écarts du secteur Siège social

La perte d'exploitation a atteint 32,1 millions de dollars pour 2008, en regard de 27,3 millions de dollars pour 2007. La perte accrue s'explique par la hausse des charges d'exploitation et d'administration et par la diminution des revenus de placement de Taylor, compensés en partie par des gains latents sur des contrats de gestion du risque.

Pour 2008, les produits nets ont atteint 12,9 millions de dollars, comparativement à 6,2 millions de dollars en 2007. Cette progression est redevable à des gains latents plus élevés sur des contrats de gestion du risque de 9,9 millions de dollars, annulés partiellement par la baisse des revenus de placement de 2,6 millions de dollars de Taylor et des intérêts créditeurs de 0,6 million de dollars.

Les charges d'exploitation et d'administration se sont élevées à 42,8 millions de dollars en 2008, en regard de 31,2 millions de dollars en 2007. La hausse est principalement attribuable à l'augmentation d'environ 7,0 millions de dollars de la charge de rémunération et de quelque 2,5 millions de dollars des coûts liés à la technologie de l'information, dont un montant non récurrent de 2,0 millions de dollars, et à des loyers plus élevés d'environ 1,5 million de dollars.

La dotation aux amortissements de 2008 a été comparable à celle de 2007.

Perspectives du secteur Siège social

Exclusion faite de l'incidence de la comptabilisation fondée sur l'évaluation à la valeur de marché, la perte d'exploitation de 2009 devrait être comparable à celle de 2008. On s'attend à une augmentation d'environ 5 % des charges d'exploitation et d'administration, compensée par une diminution des coûts liés aux activités d'expansion des affaires, affectés aux secteurs d'exploitation en 2009.

L'incidence des contrats de gestion du risque est fondée sur des estimations liées aux prix des marchandises et aux taux de change au fil du temps. Les montants réels varient en fonction de ces inducteurs et, en conséquence, la direction ne peut prédire l'incidence des instruments financiers. Toutefois, l'incidence des normes comptables devrait être relativement faible, puisque la Fiducie utilise des instruments financiers pour gérer l'exposition aux variations des prix des marchandises et pour acheter et vendre du gaz et de l'électricité selon des marges bloquées. La Fiducie ne conclut pas d'instruments financiers à des fins de spéculation.

CAPITAL INVESTI

En 2008, AltaGas a acquis des immobilisations, des placements à long terme et d'autres actifs totalisant 824,8 millions de dollars, ce qui englobe Taylor, AREI, ARELP et Bear Mountain, comparativement à 86,1 millions de dollars en 2007. Au cours de 2008, la vente de matériel excédentaire, le projet de centrale électrique et la réduction de la valeur comptable de l'investissement de la Fiducie dans Taylor avant l'acquisition se sont traduits par un recul du capital investi net de 62,1 millions de dollars.

Capital investi net – type d'investissement

Exercice terminé le 31 décembre 2008 (en millions de dollars)	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Production d'électricité	Siège social	Total
Capital investi :						
Immobilisations	**610,9**	**63,9**	**0,3**	**141,7**	**6,6**	**823,4**
Placements à long terme et autres actifs	**–**	**–**	**–**	**0,7**	**0,7**	**1,4**
	610,9	**63,9**	**0,3**	**142,4**	**7,3**	**824,8**
Cessions :						
Immobilisations	**(0,1)**	**(10,1)**	**–**	**(5,2)**	**–**	**(15,4)**
Placements à long terme et autres actifs	**–**	**–**	**–**	**–**	**(48,2)**	**(48,2)**
Capital investi net	**610,8**	**53,8**	**0,3**	**137,2**	**(40,9)**	**761,2**

Capital investi net – type d'investissement

Exercice terminé le 31 décembre 2007 (en millions de dollars)	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Production d'électricité	Siège social	Total
Capital investi :						
Immobilisations	5,0	29,1	9,8	22,0	2,3	68,2
Placements à long terme et autres actifs	–	–	–	(0,5)	18,4	17,9
	5,0	29,1	9,8	21,5	20,7	86,1
Cessions :						
Immobilisations	(0,3)	(15,9)	(30,2)	–	–	(46,4)
Placements à long terme et autres actifs	–	–	–	–	–	–
Capital investi net	4,7	13,2	(20,4)	21,5	20,7	39,7

La Fiducie classe son capital investi dans les catégories entretien, croissance et administration.

Les dépenses au titre du capital investi dans la catégorie entretien ont été de 3,7 millions de dollars en 2008, par rapport à 5,7 millions de dollars en 2007. Du capital de croissance de 813,5 millions de dollars a été investi en 2008 (56,2 millions de dollars en 2007) et comprenait surtout l'acquisition de Taylor pour 592,0 millions de dollars, le parc éolien de Bear Mountain pour 48,7 millions de dollars, des installations d'extraction et de transport pour 53,9 millions de dollars, des installations de collecte et traitement sur place pour 29,6 millions de dollars, des projets d'énergie renouvelable pour 80,0 millions de dollars, l'installation d'équipement dans des centrales électriques à charge de pointe pour 9,0 millions de dollars et le développement du projet de stockage de Sarnia pour 0,2 million de dollars. Les dépenses au titre du capital investi dans la catégorie administration de 7,6 millions de dollars en 2008 ont été de beaucoup inférieures aux 24,2 millions de dollars comptabilisés en 2007. La diminution est attribuable au montant de 12,5 millions de dollars constaté en 2007 en raison de la modification à la comptabilisation du placement de la Fiducie dans Taylor, passant de la méthode de la valeur de consolidation à la méthode du coût, et du reclassement du

placement dans les actifs disponibles à la vente et d'un billet de 9,2 millions de dollars reçu à la vente d'actifs de production de pétrole et de gaz naturel en 2007. Le capital de croissance a été financé au moyen de la hausse de la dette à long terme.

Capital investi – utilisation

Exercice terminé le 31 décembre 2008 (en millions de dollars)	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Production d'électricité	Siège social	Total
Capital investi :						
Entretien	**1,5**	**2,2**	**–**	**–**	**–**	**3,7**
Croissance	**609,5**	**59,3**	**0,2**	**142,4**	**2,1**	**813,5**
Administration	**–**	**2,3**	**0,1**	**–**	**5,2**	**7,6**
Capital investi	**611,0**	**63,8**	**0,3**	**142,4**	**7,3**	**824,8**

Capital investi – utilisation

Exercice terminé le 31 décembre 2007 (en millions de dollars)	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Production d'électricité	Siège social	Total
Capital investi :						
Entretien	1,7	4,0	–	–	–	5,7
Croissance	3,3	23,3	9,3	21,5	(1,2)	56,2
Administration	–	1,8	0,5	–	21,9	24,2
Capital investi	5,0	29,1	9,8	21,5	20,7	86,1

INSTRUMENTS FINANCIERS

La Fiducie est exposée au risque de marché et à une perte potentielle découlant de changements dans la valeur des instruments financiers. AltaGas conclut des contrats sur dérivés financiers pour gérer son exposition aux variations des prix des marchandises, des taux d'intérêt et des taux de change, particulièrement dans les secteurs Production d'électricité et Extraction et transport, et selon les taux d'intérêt sur la dette. En 2008, la Fiducie avait des positions dans les types de dérivés suivants, qui sont aussi présentés à la note 14 afférente aux états financiers consolidés :

- Contrats à terme sur marchandises : la Fiducie conclut des contrats à terme sur le gaz, l'électricité et autres marchandises pour gérer son portefeuille d'actifs et arrêter des marges sur des contrats d'achat et de vente adossés. Dans un contrat à terme, une partie accepte de livrer une quantité donnée d'un actif sous-jacent à l'autre partie à une date future à un prix donné. Les négociations du secteur Services énergétiques sont principalement fondées sur cette base.

- Swaps sur marchandises : la Fiducie conclut des swaps fixes-variables sur le prix de l'électricité pour gérer l'exposition de son portefeuille d'installations électriques. Un swap fixe-variable sur le prix est un accord entre deux parties visant l'échange d'un prix fixe contre un prix variable. Les résultats du secteur Production d'électricité sont grandement touchés par le prix de l'électricité en Alberta. AltaGas emploie des instruments dérivés sur marchandises afin de gérer l'exposition de la Fiducie à la volatilité des prix de l'électricité. L'Alberta Power Pool fixe les prix de l'électricité selon un tarif horaire, et les prix ont varié entre 0 $/MWh et 999,99 $/MWh en 2008. Le prix au comptant moyen s'est établi à 89,95 $/MWh en 2008. AltaGas a atténué l'incidence de cette volatilité sur ses activités au moyen de couvertures financières sur une tranche de son portefeuille d'actifs que la direction a jugée optimale. Le prix moyen obtenu pour l'électricité par la Fiducie a été de 84,51 $/MWh en 2008.

- Couvertures des différentiels de fractionnement des LGN : la Fiducie conclut des swaps fixes-variables sur les différentiels de fractionnement pour gérer les différentiels de fractionnement des LGN. Les résultats du secteur Extraction et transport sont tributaires de la variation des différentiels de fractionnement. Au 31 décembre 2008, la

Fiducie avait des ententes visant des différentiels de fractionnement de LGN pour un total de 2 800 b/j à un prix moyen d'environ 23 $/b pour la période d'octobre à décembre 2008. La Fiducie a également conclu quatre ententes visant des différentiels de fractionnement de LGN totalisant 2 800 b/j pour 2009 et 700 b/j pour 2010, ce qui représente un différentiel de fractionnement d'environ 27 $/b. Le différentiel de fractionnement moyen au comptant a été de 28,79 $/b en 2008. Le différentiel de fractionnement moyen obtenu a été de 26,97 $/b.

- Contrats de garantie de taux : la Fiducie conclut des swaps de taux d'intérêt en vertu desquels des flux de trésorerie à taux fixe sont échangés contre des flux de trésorerie à taux variable. Au 31 décembre 2008, la Fiducie avait des swaps de taux d'intérêt à échéances variées totalisant 205 millions de dollars. Compte tenu des billets à moyen terme et des contrats de location-acquisition d'AltaGas, le taux a été fixé à 74 % de la dette d'AltaGas.

- Contrats de change à terme : le risque de change créé par la négociation de conventions commerciales en devises est géré au moyen de contrats de change à terme, en vertu desquels un taux fixe est arrêté en regard d'un taux variable et de conventions d'option en vertu desquelles est achetée ou vendue une option visant des opérations en devises à une date ultérieure. Au 31 décembre 2008, AltaGas avait conclu des contrats de change à terme de 62,7 millions d'euros d'une valeur de 12,7 millions de dollars venant à échéance dans quatre à neuf mois.

- Contrat à terme sur obligations : afin de couvrir partiellement le risque de hausse des taux d'intérêt, la Fiducie a conclu un contrat à terme sur obligations de 50 millions de dollars avec une banque à charte canadienne, afin de bloquer un rendement obligataire à cinq ans du gouvernement du Canada d'environ 3,28 %. Au 31 décembre 2008, la couverture du contrat à terme sur obligations avait une juste valeur marchande négative de 3,2 millions de dollars.

La juste valeur des dérivés d'électricité, de gaz naturel et de LGN a été calculée selon les prix à terme estimatifs publiés de la période considérée. Le calcul de la juste valeur des dérivés de taux d'intérêt est effectué selon les cours du marché. La juste valeur de la dette à long terme a été estimée selon les versements du capital et de l'intérêt futurs actualisés au moyen de taux d'intérêt estimatifs.

La Fiducie n'exerce pas d'activités de spéculation sur le prix des marchandises et, par conséquent, ne conclut pas d'opérations sur marchandises qui créent une exposition additionnelle ou qui sont uniquement fondées sur les attentes en matière de variation future des prix de l'électricité sur le marché. Les opérations sur marchandises sont utilisées aux fins de fixer les marges, d'optimiser les actifs corporels sous-jacents ou de réduire l'exposition aux variations du prix de l'électricité.

AltaGas a un groupe de gestion du risque qui examine quotidiennement les risques liés aux marchandises et au crédit, et qui a conçu et qui applique une politique de gestion du risque et un programme de couverture prudents.

Situation de trésorerie et sources de financement

À l'heure actuelle, selon les prévisions d'AltaGas, aucune tendance ou incertitude connue ne devrait réduire l'accès de la Fiducie à ses sources de financement habituelles. Chacune des facilités de crédit de la Fiducie porte une date d'échéance à laquelle, en l'absence d'un remplacement, d'une prorogation ou d'un renouvellement, la dette visée par la facilité de crédit devient remboursable en entier. La première date d'échéance des facilités de crédit de la Fiducie est le 28 septembre 2009. Sous réserve des exigences normales en matière de documentation, la Fiducie a obtenu des engagements de 250 millions de dollars à l'égard d'une nouvelle facilité de crédit à terme renouvelable destinée à remplacer la facilité qui viendra à échéance le 28 septembre 2009.

Flux de trésorerie

Exercices terminés les 31 décembre (en millions de dollars)	2008	2007
Flux de trésorerie d'exploitation	**205,4**	183,3
Activités d'investissement	**(433,0)**	(63,4)
Activités de financement	**233,4**	(120,6)
Variation de la trésorerie	**5,8**	(0,7)

Flux de trésorerie d'exploitation

Les flux de trésorerie d'exploitation présentés dans les états des flux de trésorerie consolidés sont passés de 183,3 millions de dollars en 2007 à 205,4 millions de dollars en 2008, en hausse de 12 %. Les flux de trésorerie d'exploitation ont augmenté surtout en raison d'un bénéfice plus élevé et d'une baisse de la variation nette du fonds de roulement.

Fonds de roulement

Exercices terminés les 31 décembre (en millions de dollars sauf le ratio du fonds de roulement)	2008	2007
Actif à court terme	**389,2**	290,9
Passif à court terme	**348,6**	274,5
Fonds de roulement	**40,6**	16,4
Ratio du fonds de roulement	**1,12**	1,06

Le fonds de roulement représentait 40,6 millions de dollars au 31 décembre 2008, contre 16,4 millions de dollars au 31 décembre 2007. Le ratio du fonds de roulement était de 1,12 à la fin de 2008, ce qui est comparable à celui de la fin de l'exercice 2007.

Activités d'investissement

Les flux de trésorerie affectés aux activités d'investissement ont été de 433,0 millions de dollars en 2008 comparativement à 63,4 millions de dollars en 2007. Cette augmentation découle de l'acquisition de Taylor, de divers projets d'énergie renouvelable en développement, de la construction du parc éolien de Bear Mountain et des projets de croissance du secteur du gaz. Les flux de trésorerie affectés aux activités d'investissement reflètent les décaissements effectifs aux fins des activités d'investissement et peuvent ne pas correspondre aux montants présentés dans les rubriques du rapport de gestion portant sur le capital investi en raison du moment des décaissements et du fait que certaines acquisitions peuvent constituer des opérations sans effet sur la trésorerie.

Activités de financement

Les flux de trésorerie tirés des activités de financement ont été de 233,4 millions de dollars en 2008, comparativement à une affectation de flux de trésorerie totalisant 120,6 millions de dollars en 2007. Cette augmentation est principalement imputable à une augmentation nette de 228,2 millions de dollars de la dette à long terme et à la hausse des distributions versées, en partie contrebalancée par les produits tirés de l'émission de parts en vertu des régimes de réinvestissement des distributions et de l'émission de capitaux propres effectuée en juin 2008.

Sources de financement

L'utilisation du financement par capitaux d'emprunt ou par capitaux propres dépend de la structure du capital d'AltaGas, qui est établie en fonction des normes et des risques associés à chacun de ses secteurs d'activité. Au 31 décembre 2008, l'encours de la dette d'AltaGas totalisait 582,0 millions de dollars, en hausse par rapport à 220,7 millions de dollars au 31 décembre 2007. Au 31 décembre 2008, la Fiducie avait 200,0 millions de dollars en billets à moyen terme en cours et avait accès à des prêts de qualité, à des acceptations bancaires et à des lettres de crédit en vertu de lignes de crédit bancaire totalisant 750,0 millions de dollars. Au 31 décembre 2008, la dette bancaire prélevée de la Fiducie s'établissait à 353,0 millions de dollars et les lettres de crédit en cours totalisaient 70,9 millions de dollars. La Fiducie a

acquis des débentures convertibles d'une valeur nominale de 22,1 millions de dollars dans le cadre de l'acquisition de Taylor. En 2008, 4,1 millions de dollars ont été remboursés au comptant et 1,3 million de dollars ont été convertis en parts de fiducie. La juste valeur des débentures convertibles en circulation au 31 décembre 2008 était fixée à 16,7 millions de dollars, soit une valeur nominale de 16,3 millions de dollars.

Toutes les facilités d'emprunt sont sous réserve des tests financiers et d'autres clauses restrictives habituelles pour ce genre de facilités, qui doivent être respectés chaque fin de trimestre. AltaGas respecte ces clauses restrictives chaque trimestre depuis la mise en place des facilités.

Le ratio d'endettement cible d'AltaGas (dette sur total de la structure du capital) se situe entre 40 % et 45 %. Au 31 décembre 2008, ce ratio était de 37,8 %, une hausse par rapport à 27,4 % au 31 décembre 2007 et à 37,5 % à la fin du troisième trimestre de 2008. Le multiple de couverture d'intérêt des bénéfices de la Fiducie pour les douze mois terminés le 31 décembre 2008 était de 6,2 fois.

Le 8 août 2007, AltaGas a déposé un prospectus préalable de base simplifié visant l'émission de parts de fiducie ou de titres d'emprunt non garantis. Ce prospectus, dont la période de validité est de 25 mois, permet à la Fiducie d'émettre des titres jusqu'à concurrence d'un montant global de 500 millions de dollars. Le 3 avril 2008, la Fiducie a déposé un supplément de prospectus au prospectus préalable de base simplifié daté du 8 août 2007. Le supplément établit le programme des billets à moyen terme d'AltaGas et donne à AltaGas l'accès au marché canadien des billets à moyen terme, au besoin. Le 3 mars 2009, en vertu de ce prospectus préalable de base simplifié, AltaGas a utilisé environ 215 millions de dollars du montant de 500 millions de dollars disponible à l'origine.

Les notations de crédit visent à fournir aux investisseurs une mesure indépendante de la qualité de crédit d'une émission de titres et sont des indicateurs de la probabilité de remboursement ainsi que de la capacité et de la volonté d'une entité de respecter son engagement financier selon les conditions établies. Les notations de stabilité visent à communiquer l'opinion d'une agence de notation concernant la stabilité et la viabilité relatives du flux de distribution d'une entité comparativement à d'autres fiducies de revenu canadiennes notées.

Facilités de crédit (en millions de dollars)	Capacité d'emprunt	**En cours au 31 décembre 2008**	En cours au 31 décembre 2007
Facilité de crédit d'exploitation à vue	50,0	**2,8**	2,8
Facilité de lettres de crédit	75,0	**68,1**	61,7
Facilité de crédit syndiquée[1]	250,0	**100,0**	–
Facilité de crédit d'exploitation syndiquée[2]	375,0	**253,0**	10,0
	750,0	**423,9**	74,5

[1] *Facilité de crédit à terme de 18 mois échéant le 28 septembre 2009, remplacée en février 2009.*

[2] *Facilité de crédit à terme renouvelable prorogeable qui peut être prorogée au-delà de la date d'échéance de la durée initiale en cours, soit le 30 septembre 2010, pour une année additionnelle.*

Au 31 décembre 2008, la Fiducie détenait une facilité de lettre de crédit renouvelable, à échéance prorogeable pour une période de trois ans, non garantie, de 75,0 millions de dollars (75,0 millions de dollars au 31 décembre 2007) auprès d'une banque à charte canadienne et dont l'échéance était le 30 septembre 2010. AltaGas peut emprunter jusqu'à 25,0 millions de dollars sur la facilité de lettre de crédit au moyen de prêts au taux préférentiel, de prêts au taux de base américain, de prêts au LIBOR ou d'acceptations bancaires. Ces emprunts entraînent des frais et portent intérêt aux taux applicables selon la nature des montants prélevés. Au 31 décembre 2008, la Fiducie avait émis des lettres de crédit pour un montant de 68,1 millions de dollars (61,7 millions de dollars au 31 décembre 2007) aux termes de sa facilité de lettre de crédit à terme renouvelable prorogeable et des lettres de crédit de 2,8 millions de dollars (2,8 millions de dollars au 31 décembre 2007) aux termes de sa facilité de crédit d'exploitation à vue.

OBLIGATIONS CONTRACTUELLES

31 décembre 2008 (en millions de dollars)	Paiements exigibles par période				
	Total	Moins de 1 an	1 an à 3 ans	4 à 5 ans	Plus de 5 ans
Dette à long terme	561,7	101,9	458,6	1,2	–
Contrats de location-acquisition	8,8	1,9	5,6	1,3	–
Contrats de location-exploitation	18,3	4,9	12,5	0,9	–
Engagements d'achat	122,4	122,4	–	–	–
Total des obligations contractuelles	711,2	231,1	476,7	3,4	–

AltaGas a signé un contrat de location-acquisition avec Maxim Energy Group Ltd. à l'égard du droit à 25 MW de capacité d'électricité de pointe alimentée au gaz, des services auxiliaires connexes et du produit des ventes d'électricité de pointe. Le contrat d'une durée de 10 ans, qui est entré en vigueur le 1er septembre 2004, comprend une option exerçable à la fin de la durée initiale pour prolonger la durée de 15 ans ou pour acheter les actifs. La valeur actualisée nette du contrat de location-acquisition au 31 décembre 2008 était de 8,8 millions de dollars (10,0 millions de dollars au 31 décembre 2007), le solde étant exigible en versements mensuels comprenant le capital et des intérêts de 0,2 million de dollars.

La Fiducie a des contrats de location-exploitation portant sur des locaux à bureaux, du matériel de bureau et du matériel roulant. De plus, la Fiducie a des engagements d'achat pour l'établissement du parc éolien de Bear Mountain, notamment l'achat et l'installation des turbines.

Autres engagements

En vertu des modalités d'un contrat d'approvisionnement en gaz à long terme conclu en 1997, la Fiducie s'est engagée à livrer du gaz naturel à des prix allant de 2,34 $ le mpc en 2007 à 2,40 $ le mpc jusqu'à l'échéance du contrat en 2009. La Fiducie a conclu des contrats avec plusieurs producteurs afin de fournir les volumes aux termes de ce contrat. L'un de ces producteurs n'a pas respecté son obligation contractuelle de livraison de gaz naturel en 1999, de sorte que la Fiducie a dû assumer l'engagement de livraison de 2 845 mpc/j de ce producteur. En décembre 2006, la Fiducie a conclu avec un tiers un contrat à prix fixe établissant le prix forfaitaire de l'approvisionnement en gaz lié à l'engagement jusqu'à l'échéance de ce dernier en octobre 2009.

PASSIFS ÉVENTUELS

La centrale de Sundance B a subi à la mi-décembre 2008 une panne attribuable au bris d'un ventilateur à tirage induit. La panne a réduit la production d'électricité de 50 %. L'exploitant de la centrale a informé AltaGas que, d'après les modalités de l'EAE, il estime qu'il s'agit d'un cas de force majeure compte tenu des fortes répercussions de l'incident et de la faible probabilité qu'il se produise. S'il s'agissait d'un cas de force majeure, AltaGas pourrait être tenue d'imputer au bénéfice d'exploitation des charges pouvant aller jusqu'à 7,0 millions de dollars, soit 1,5 million de dollars en 2008 et le reste en 2009.

La direction d'AltaGas considère qu'il ne s'agit pas d'un cas de force majeure. Par le passé, les bris mécaniques ont été traités comme des questions d'entretien plutôt que comme des cas de force majeure. Aussi, la direction n'a pas imputé de charge au bénéfice d'exploitation.

PARTIES LIÉES

La Fiducie a vendu 96,4 millions de dollars de gaz naturel à Utility Group et a engagé des frais de transport de 0,5 million de dollars facturés par cette dernière en 2008 dans le cours normal des affaires de la Fiducie. La Fiducie a également payé des honoraires de gestion de 0,1 million de dollars à Utility Group et a reçu des honoraires de gestion de 0,2 million de dollars de cette dernière pour des services administratifs. En outre, la Fiducie a fourni des services d'exploitation à Utility Group pour un montant de 0,4 million de dollars. Les opérations entre AltaGas et Utility Group sont évaluées à la valeur d'échange convenue par les deux parties. La Fiducie exerce un contrôle notable sur Utility Group

parce qu'AltaGas possède une participation de 19,6 % dans cette dernière et que le président et chef de la direction d'AltaGas est un administrateur de Utility Group.

En vertu d'un bail pour des locaux de bureaux et du matériel, la Fiducie paie un loyer à 2013761 Ontario Inc., qui appartient à un employé. Des paiements de 88 000 $ ont été faits en 2008 (85 000 $ en 2007), soit la valeur d'échange des biens convenue par les deux parties. Le bail a été prolongé de trois ans, soit jusqu'à décembre 2011.

AGENCES DE NOTATION

En juillet 2008, Standard & Poor's (S&P) a modifié son point de vue sur les perspectives de la Fiducie, passant de la note stable à positive, en invoquant l'intégration harmonieuse des actifs de Taylor aux activités d'AltaGas, l'engagement de cette dernière à maintenir un bilan acceptable et l'application continue de saines politiques de gestion du risque appliquées à l'exposition au risque marchandises.

En septembre 2008, Dominion Bond Rating Service (DBRS) a modifié sa tendance à l'égard de la Fiducie, passant de la note stable à positive, en raison de l'intégration harmonieuse des actifs de Taylor aux activités d'AltaGas, de l'engagement de cette dernière à maintenir un bilan acceptable et des progrès accomplis dans la diversification de ses bénéfices et de ses flux de trésorerie.

RENSEIGNEMENTS SUR LES PARTS DE FIDUCIE

En vertu des modalités de la restructuration d'AltaGas en fiducie de revenu, en date du 1er mai 2004, les porteurs de titres d'AltaGas Services Inc. (ASI) ont échangé leurs actions dans ASI contre des parts de fiducie, et les porteurs de titres admissibles ont aussi reçu des parts échangeables pouvant être échangées contre des parts de fiducie, à raison de une pour une. Les parts échangeables ne sont pas inscrites en Bourse.

Parts en circulation

Au 28 février 2009, la Fiducie comptait 76,3 millions de parts de fiducie et 2,1 millions de parts échangeables en circulation, et sa capitalisation boursière s'établissait à 1,1 milliard de dollars, d'après le cours de clôture de 13,65 $ la part de fiducie le 27 février 2009. Au 28 février 2009, il y avait 2,9 millions d'options en cours et 668 263 options qui pouvaient être exercées en vertu des modalités du régime d'options d'achat de parts.

DISTRIBUTIONS

Les distributions d'AltaGas sont déterminées compte tenu des flux de trésorerie durables, qui sont tributaires du bénéfice net consolidé, du capital investi au titre des catégories entretien et croissance, et des exigences en matière de remboursement de la dette de la Fiducie. AltaGas a pu maintenir ses distributions grâce aux flux de trésorerie d'exploitation. En 2008, la Fiducie a déclaré des distributions de 147,1 millions de dollars par rapport à des flux de trésorerie d'exploitation de 217,1 millions de dollars (respectivement 118,6 millions de dollars et 183,3 millions de dollars pour 2007).

Le conseil d'administration d'AltaGas General Partner Inc., délégué du fiduciaire, a augmenté sa distribution au comptant mensuelle de la Fiducie, la faisant passer de 0,175 $ la part (2,10 $ la part annualisée) à 0,18 $ la part (2,16 $ la part annualisée) à compter de la distribution versée le 15 septembre 2008. Il s'agissait de la cinquième augmentation des distributions d'AltaGas depuis sa conversion en fiducie en mai 2004, représentant au total une hausse de 20 % depuis sa création. AltaGas verse des distributions en espèces le 15e jour de chaque mois aux porteurs de parts inscrits le 25e jour du mois précédent, ou le jour ouvrable suivant si cette date ou la date de clôture des registres tombe une fin de semaine ou un jour férié.

Le tableau suivant résume l'historique des distributions déclarées par AltaGas depuis 2006 :

Distributions
Exercices terminés les 31 décembre

(en dollars par part)	**2008**	2007	2006
Premier trimestre	**0,525**	0,510	0,485
Deuxième trimestre	**0,525**	0,510	0,495
Troisième trimestre	**0,535**	0,520	0,505
Quatrième trimestre	**0,540**	0,525	0,510
Distribution d'actions[1]	**–**	0,076	–
Total	**2,125**	2,141	1,995

[1] *Le 17 septembre 2007, une action de Utility Group a été émise pour chaque tranche de 100 parts de fiducie et parts échangeables détenues le 27 août 2007.*

En supposant qu'une part ait été détenue tout au long de 2008 aux fins de l'impôt sur les bénéfices, la Fiducie prévoit que 87,7 % des distributions totales déclarées en 2008 seront imposées en tant que revenus d'un bien, 0,2 % comme revenus de dividendes et 12,1 % en tant que remboursement de capital. Pour la majorité des porteurs de parts, le montant du remboursement de capital réduira le prix de base de leurs parts de fiducie aux fins du calcul des gains en capital à la cession de leurs parts. Les porteurs de parts devraient consulter un conseiller fiscal indépendant relativement aux incidences fiscales qu'ils subissent du fait d'acheter, de détenir et de céder des parts.

MODIFICATIONS DE CONVENTIONS COMPTABLES

Modifications apportées en 2008

Chapitre 1535, «Informations à fournir concernant le capital»

Le nouveau chapitre 1535 du *Manuel* de l'Institut Canadien des Comptables Agréés (ICCA), «Informations à fournir concernant le capital», s'applique aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er octobre 2007 et exige la présentation d'informations qualitatives et quantitatives sur les objectifs, les politiques et les procédures de gestion du capital de la Fiducie. Ce nouveau chapitre est en vigueur et s'applique à la Fiducie depuis le 1er janvier 2008.

Chapitre 3031, «Stocks»

Le nouveau chapitre 3031 du *Manuel de l'ICCA*, «Stocks», s'applique aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er janvier 2008 et donne des directives sur la détermination du coût et leur comptabilisation ultérieure en charges, y compris toute dépréciation jusqu'à la valeur nette de réalisation. Ce chapitre s'applique à la Fiducie depuis le 1er janvier 2008.

Chapitre 3862, «Instruments financiers – informations à fournir», et chapitre 3863, «Instruments financiers – présentation»

Les nouveaux chapitres du *Manuel de l'ICCA*, le chapitre 3862, «Instruments financiers – informations à fournir», et le chapitre 3863, «Instruments financiers – présentation», s'appliquent aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er octobre 2007. Ils remplacent le chapitre 3861 et établissent les exigences en matière de présentation et d'informations à fournir relativement aux instruments financiers. L'objectif du chapitre 3862 est de permettre aux utilisateurs d'évaluer l'importance des instruments financiers au regard de la situation financière et du rendement de l'entité, la nature et l'ampleur des risques découlant des instruments financiers ainsi que la façon dont l'entité gère ces risques. Les dispositions du chapitre 3863 traitent du classement des instruments financiers, des intérêts connexes, des dividendes, des pertes et des gains qui s'y rattachent et des circonstances dans lesquelles les actifs et les passifs financiers sont compensés. Ces chapitres sont entrés en vigueur le 1er janvier 2008 pour la Fiducie.

Chapitre 3064, «Écarts d'acquisition et actifs incorporels»
Le nouveau chapitre 3064 du *Manuel de l'ICCA*, «Écarts d'acquisition et actifs incorporels», qui remplace le chapitre 3062, «Écarts d'acquisition et autres actifs incorporels», et le chapitre 3450, «Frais de recherche et de développement», s'applique aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er octobre 2008. Ce chapitre établit des normes de comptabilisation, d'évaluation, de présentation et d'information applicables aux écarts d'acquisition et aux actifs incorporels, y compris les actifs incorporels générés en interne. Ce nouveau chapitre entrera en vigueur le 1er janvier 2009 pour la Fiducie.

Chapitre 1582, «Regroupements d'entreprises»
Ce chapitre s'applique aux regroupements d'entreprises pour lesquels la date d'acquisition se situe dans le premier exercice ouvert à compter du 1er janvier 2011. Ce nouveau chapitre du *Manuel de l'ICCA*, qui remplace le chapitre 1581, «Regroupements d'entreprises», établit les normes de comptabilisation des regroupements d'entreprises qui ressemblent davantage aux Normes internationales d'information financières. L'adoption anticipée de ce chapitre est permise.

Chapitre 1601, «États financiers consolidés», et chapitre 1602, «Participations sans contrôle»
Les nouveaux chapitres 1601 et 1602 du *Manuel de l'ICCA* s'appliquent aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er janvier 2011. Ils remplacent le chapitre 1600, «États financiers consolidés». Ces chapitres établissent les normes de préparation des états financiers consolidés et de comptabilisation des participations sans contrôle dans une filiale dans les états financiers consolidés après un regroupement d'entreprises. L'adoption anticipée de ce chapitre est permise à compter du début d'un exercice.

Normes internationales d'information financière (IFRS)
Les sociétés ouvertes canadiennes devront préparer leurs états financiers selon les Normes internationales d'information financières (IFRS) publiées par l'International Accounting Standards Board pour les exercices ouverts à compter du 1er janvier 2011. En date du 1er janvier 2011, AlgaTas Income Trust adoptera les IFRS comme fondement pour la préparation de ses états financiers consolidés. Les résultats financiers du trimestre terminé le 31 mars 2011 seront préparés selon les IFRS et des données comparatives selon les IFRS seront fournies, notamment un bilan d'ouverture en date du 1er janvier 2010.

Afin de respecter les exigences en matière de transition vers les normes IFRS, la Fiducie a créé un projet à l'échelle de l'entreprise et formé un comité directeur qui fait rapport régulièrement au comité de vérification. Le projet est appuyé par des ressources qui lui sont affectées.

Le plan de transition comporte trois phases : évaluation diagnostique sur les IFRS, mise en œuvre et formation, et modification des systèmes informatiques et des processus d'affaires. La phase Diagnostic du projet est terminée. Selon les résultats obtenus, les conventions comptables utilisées à l'égard des immobilisations et de la consolidation seront vraisemblablement modifiées. On prévoit également qu'il faudra étoffer l'analyse comprise dans le rapport de gestion et les notes afférentes aux états financiers. Dans le cadre du processus de conversion, la Fiducie évaluera l'incidence de l'adoption des IFRS sur les principaux indicateurs de rendement, qui touchent les régimes de rémunération et les clauses restrictives des conventions de prêt. Le projet prévoit aussi que le processus d'attestation par le chef de la direction et le chef des finances sera modifié en fonction des changements survenus dans les conventions comptables, les systèmes informatiques et les processus d'affaires.

La formation des employés d'AltaGas à tous les échelons de l'organisation a commencé en 2008 et se poursuivra jusqu'à la date de conversion.

La direction prendra des décisions concernant les exemptions limitées permises par la norme IFRS 1 (Première adoption des Normes internationales d'information financière) en 2009. La direction n'a pas encore entièrement

déterminé l'incidence de l'adoption des IFRS sur ses états financiers, mais il est à noter que les états financiers actuels pourraient comporter des différences importantes s'ils étaient présentés selon les IFRS.

ESTIMATIONS COMPTABLES CRITIQUES

Comme la détermination de la valeur de nombreux actifs, passifs, produits et charges dépend des événements futurs, la préparation des états financiers consolidés de la Fiducie requiert l'utilisation d'estimations et d'hypothèses fondées sur un jugement prudent. Les principales conventions comptables d'AltaGas sont contenues dans les notes afférentes aux états financiers consolidés. Certaines de ces conventions portent sur des estimations comptables critiques à cause de l'exigence voulant que des jugements particulièrement subjectifs ou complexes soient faits à l'égard de questions qui sont intrinsèquement incertaines et en raison de la probabilité que des montants sensiblement différents puissent être constatés dans des conditions différentes ou selon des hypothèses différentes.

Les estimations comptables critiques d'AltaGas demeurent la dotation aux amortissements, les obligations liées à la mise hors service d'immobilisations, l'évaluation de la dépréciation des actifs et les impôts sur les bénéfices. La section suivante décrit les estimations comptables critiques et les hypothèses qu'AltaGas a faites et en quoi elles ont une incidence sur les résultats présentés dans les états financiers consolidés.

Amortissement

AltaGas effectue des évaluations de l'amortissement des immobilisations et des ententes, contrats et relations de services énergétiques. Lorsqu'il est établi que les durées de vie utile des actifs attribuées ne reflètent pas la période résiduelle estimative d'un avantage, des modifications prospectives sont apportées aux durées de vie utile amortissables de ces actifs. Les coûts capitalisés du pétrole et du gaz sont épuisés (amortis) par imputation aux résultats selon l'amortissement proportionnel au rendement sur la durée de vie utile estimative des réserves prouvées. L'amortissement est une estimation comptable critique pour les raisons suivantes :

- L'estimation de la durée de vie utile résiduelle de certains actifs comporte un certain nombre d'incertitudes.
- Les hypothèses quant aux quantités des réserves comportent aussi des incertitudes.
- Des modifications à ces hypothèses pourraient entraîner un rajustement important du montant de l'amortissement que la Fiducie constate d'une période à une autre.

Obligations liées à la mise hors service d'immobilisations et autres coûts liés à l'environnement

La Fiducie constate les passifs au titre des obligations liées à la mise hors service d'immobilisations et d'autres coûts liés à l'environnement. Les obligations liées à la mise hors service d'immobilisations et autres coûts liés à l'environnement représentent une estimation comptable critique pour les raisons suivantes :

- La majeure partie des coûts de mise hors service d'immobilisations ne seront pas engagés avant un certain nombre d'années (la plupart d'entre eux sont estimés entre 2045 et 2060), obligeant ainsi la Fiducie à faire des estimations sur une longue période.
- Si les lois et règlements en matière d'environnement changent, des modifications au titre du montant et du calendrier des charges devant être engagées peuvent être apportées.
- Un changement dans l'une ou l'autre de ces estimations pourrait avoir une incidence importante sur les états financiers consolidés de la Fiducie.

Dépréciation des actifs

AltaGas examine les actifs à long terme et les immobilisations incorporelles ayant une durée de vie limitée lorsque des événements ou des changements de situation indiquent que la valeur comptable de ces actifs pourrait ne pas être recouvrable. La recouvrabilité est fondée sur une estimation de la valeur non actualisée des flux de trésorerie, et la mesure d'une dépréciation est fondée sur la juste valeur des actifs. Il s'agit d'une estimation comptable critique pour les raisons suivantes :

- Elle nécessite que la direction pose des hypothèses quant aux rentrées et aux sorties de fonds futures sur la durée de vie d'un actif, hypothèses qui sont appelées à changer d'une période à une autre du fait des nouvelles informations disponibles se rapportant à la détermination des hypothèses.

- La constatation d'une dépréciation peut avoir une incidence importante sur les états financiers consolidés de la Fiducie.

Pour ce qui est de l'évaluation des dépréciations, la direction a calculé la juste valeur de l'écart d'acquisition compte tenu des flux de trésorerie futurs estimatifs ainsi que des taux d'actualisation appropriés. Les estimations ont été faites de la même manière qu'aux périodes précédentes.

Impôts sur les bénéfices

La Fiducie et ses filiales canadiennes sont assujetties (outre les règles fiscales locales applicables aux filiales étrangères) à une série de règles spéciales prescrites par la *Loi de l'impôt sur le revenu* (Canada) en ce qui a trait au calcul du revenu de la Fiducie et de ses filiales qui sera assujetti à l'impôt du Canada. En conséquence, le calcul de la provision pour impôts sur les bénéfices de la Fiducie et de ses filiales exige l'application de ces règles complexes qui peuvent donner lieu à différentes interprétations. La direction de la Fiducie et de ses filiales reconnaît que les interprétations qu'elle fait dans ses déclarations de revenus peuvent ne pas coïncider avec celles des autorités fiscales. La planification peut permettre aux entités de comptabiliser des charges d'impôts moindres à l'exercice considéré et, en plus, de rajuster les charges d'impôts des exercices précédents à l'exercice considéré de sorte à tenir compte des meilleures estimations faites par la direction du caractère adéquat dans l'ensemble des provisions.

D'importants actifs d'impôts futurs sont constatés dans les états financiers consolidés de la Fiducie. La constatation des actifs d'impôts futurs repose sur l'hypothèse que les bénéfices futurs seront suffisants pour que se réalise l'avantage reporté. Le montant des actifs ou passifs d'impôts futurs comptabilisés est établi selon la meilleure estimation par la direction du moment de la réalisation des actifs ou passifs.

Si l'interprétation de la direction des lois fiscales diffère de celle des autorités fiscales locales ou si la reprise n'a pas lieu au moment prévu, la provision pour impôts pourrait augmenter ou diminuer au cours de périodes à venir. Voir la note 12 afférente aux états financiers consolidés.

Régimes de retraite et avantages complémentaires de retraite

Le calcul des obligations et des charges au titre des régimes de retraite repose sur diverses hypothèses actuarielles. Deux hypothèses clés visent le taux de rendement prévu à long terme des actifs du régime et le taux d'actualisation appliqué aux obligations au titre des régimes de retraite. En ce qui concerne les régimes d'avantages complémentaires de retraite, qui procurent certaines primes de soins de santé et prestations d'assurance-vie aux employés retraités admissibles et qui ne sont pas capitalisés, les hypothèses critiques du calcul des obligations et des charges au titre des avantages complémentaires de retraite sont le taux d'actualisation et les taux de croissance ou de décroissance hypothétiques du coût des soins de santé. Les notes 2 et 21 afférentes aux états financiers consolidés comprennent des informations sur les hypothèses utilisées aux fins de la comptabilisation de la situation de capitalisation des régimes et des charges connexes.

ARRANGEMENTS HORS BILAN

La Fiducie n'a conclu aucun arrangement contractuel par lequel une entité non consolidée peut avoir une obligation en vertu de certains contrats de garantie, un droit conservé ou éventuel sur des actifs cédés à une entité non consolidée ou un arrangement semblable qui sert de soutien au risque de crédit, d'illiquidité ou de marché à cette entité pour ces actifs. La Fiducie n'a aucune obligation en vertu d'instruments dérivés ou d'un droit variable important dans une entité non consolidée qui fournit du financement, des liquidités, du soutien en matière de risque de marché ou de risque de crédit, ou encore qui fournit des services de crédit-bail, de couverture ou de recherche et développement à la Fiducie.

INFORMATION PRÉSENTÉE ET CONTRÔLES INTERNES

La direction de la Fiducie a la responsabilité d'établir et de maintenir les contrôles et procédures de communication de l'information (CPCI) et le contrôle interne à l'égard de l'information financière (CIIF), tels qu'ils sont définis dans le «Règlement 52-109 sur l'attestation de l'information présentée dans les documents annuels et intermédiaires des

émetteurs». Ce règlement vise à améliorer la qualité, la fiabilité et la transparence des documents déposés ou transmis en vertu des lois sur les valeurs mobilières.

Le chef de la direction et le chef des finances ont conçu, avec le concours d'employés de la Fiducie, des CPCI et un CIIF destinés à fournir une assurance raisonnable que les informations importantes sont portées à leur attention, dans les délais prescrits, que les informations financières sont fiables et que les états financiers sont préparés à des fins externes selon les PCGR du Canada.

Le chef de la direction et le chef des finances ont évalué, avec le concours d'employés de la Fiducie, l'efficacité des CPCI et du CIIF d'AltaGas et ont conclu qu'ils étaient efficaces en date du 31 décembre 2008. Au cours de la période du 1er janvier 2008 au 31 décembre 2008, aucun changement n'a été apporté au CIIF d'AltaGas qui a eu ou qui serait raisonnablement susceptible d'avoir une incidence importante sur ceux-ci.

ÉVÉNEMENTS POSTÉRIEURS À LA DATE DU BILAN

Acquisition du projet d'éoliennes en développement Glenridge

Le 7 janvier 2009, AltaGas a acquis le projet d'éoliennes en développement Glenridge pour une contrepartie de 2,2 millions de dollars. Les actifs de mise en valeur se trouvent près de Medicine Hat, en Alberta, et devraient procurer à AltaGas une capacité de production d'énergie éolienne d'environ 100 MW.

Financement

Le 27 janvier 2009, AltaGas a conclu une convention avec un syndicat de preneurs fermes co-dirigé par Valeurs Mobilières TD inc. et Clarus Securities Inc. aux termes de laquelle les preneurs fermes ont convenu d'acheter d'AltaGas, pour les revendre au public, 6 100 000 parts de fiducie au prix de 16,50 $ la part. Le 10 février 2009, AltaGas a annoncé la clôture du placement, qui a engendré un produit brut d'environ 100 millions de dollars. Le produit net du placement servira à réduire la dette. Ce placement fait partie d'un plan global de financement par capitaux propres et par emprunt comprenant, outre le placement, une nouvelle facilité de crédit à terme renouvelable syndiquée. La nouvelle facilité remplacera la facilité de crédit de 18 mois de 250 millions de dollars de la Fiducie venant à échéance en septembre 2009.

Placement dans Magma Energy Corp.

Le 15 janvier 2009, AltaGas a investi 10 millions de dollars pour acquérir une participation d'environ 5 % dans Magma Energy Corp. (Magma), société fermée œuvrant dans l'exploration, la mise en valeur et l'exploitation de projets d'énergie géothermique. AltaGas a également obtenu le droit d'acquérir une participation directe dans certains projets géothermiques futurs mis en valeur ou acquis par Magma. À l'heure actuelle, Magma détient et exploite une centrale géothermique de 8 MW au Nevada ainsi qu'un portefeuille de projets d'exploration et de mise en valeur d'énergie géothermique dans l'ouest des États-Unis, en Argentine, en Chili, au Nicaragua et au Pérou.

FAITS SAILLANTS DU QUATRIÈME TRIMESTRE

Les résultats financiers du quatrième trimestre de 2008 ont été supérieurs à ceux du trimestre correspondant de l'exercice 2007, le bénéfice net ayant augmenté de 25 %. Les résultats du secteur du gaz témoignent d'un fort rendement de l'exploitation découlant de l'augmentation des actifs par suite de l'acquisition de Taylor en janvier 2008. Le secteur Production d'électricité a aussi dégagé d'excellents résultats au quatrième trimestre grâce au prix plus élevé de l'électricité reflétant l'incidence de la stratégie de couverture rigoureuse de la Fiducie, ainsi que de la hausse des prix au comptant.

Le bénéfice net pour le trimestre terminé le 31 décembre 2008 a atteint 39,6 millions de dollars (0,55 $ la part – de base), comparativement à 31,8 millions de dollars (0,55 $ la part – de base) pour le trimestre correspondant de 2007. En excluant le gain après impôts de 6,1 millions de dollars lié aux contrats de gestion du risque, le bénéfice net pour le quatrième trimestre était de 33,5 millions de dollars (0,47 $ la part – de base). Compte non tenu d'un recouvrement d'impôts hors trésorerie de 6,1 millions de dollars résultant de la réduction de taux d'imposition du gouvernement fédéral mise en vigueur au cours du quatrième trimestre de 2007, le bénéfice net pour le quatrième trimestre de 2007 s'est établi à 25,7 millions de dollars (0,44 $ la part – de base).

Au quatrième trimestre de 2008, le bénéfice d'exploitation de l'ensemble des secteurs a augmenté de 87 % pour atteindre 54,1 millions de dollars, par rapport à 28,9 millions de dollars.

Le bénéfice d'exploitation du secteur du gaz a été de 25,0 millions de dollars pour le quatrième trimestre de 2008, en regard de 16,4 millions de dollars au trimestre correspondant de 2007. L'accroissement du bénéfice d'exploitation est surtout attribuable à l'augmentation des actifs de son infrastructure énergétique par suite de l'acquisition de Taylor en janvier 2008, aux nouvelles installations du secteur Collecte et traitement sur place et à des tarifs plus élevés, en partie contrebalancés par une baisse naturelle de certains segments d'exploitation du secteur Collecte et traitement sur place. Dans le secteur Collecte et traitement sur place, des arrêts prévus à Bantry et des problèmes opérationnels à Rainbow Lake ont eu une incidence de 1,5 million de dollars sur le bénéfice d'exploitation.

Pour le quatrième trimestre de 2008, le bénéfice d'exploitation du secteur Production d'électricité a été de 32,5 millions de dollars, contre 20,4 millions de dollars au quatrième trimestre de 2007. Le bénéfice d'exploitation a progressé grâce à des prix plus élevés, à la baisse des coûts des EAE et à la hausse des contributions des usines de pointe alimentées au gaz, partiellement contrebalancés par des coûts de transport accrus. Au quatrième trimestre, le secteur Production d'électricité a enregistré des coûts de réparation non récurrents d'environ 1,0 million de dollars liés aux centrales à charge de pointe.

La perte d'exploitation du secteur Siège social a diminué principalement en raison des gains latents sur la juste valeur de contrats de gestion du risque, en partie annulés par le recul des revenus de placement et la hausse des frais d'administration attribuables à l'acquisition de Taylor, la croissance des coûts en général et des coûts engagés pour soutenir la croissance de la Fiducie.

Les produits nets consolidés pour le quatrième trimestre de 2008 se sont établis à 125,8 millions de dollars, alors qu'ils ont atteint 76,4 millions de dollars au même trimestre de l'exercice précédent. Dans le secteur du gaz, les produits nets se sont appréciés en raison de l'ajout d'installations d'extraction, de traitement et de transport et de la hausse du recouvrement des frais d'exploitation. Ces augmentations ont été en partie contrebalancées par la baisse naturelle de certains segments du secteur Collecte et traitement sur place. Dans le secteur Production d'électricité, les produits nets ont progressé grâce aux prix plus élevés obtenus tant sur les ventes au comptant que sur les volumes couverts, à la baisse des coûts des EAE et à la hausse des contributions des centrales à charge de pointe alimentées au gaz, partiellement contrebalancés par des coûts de transport accrus. De plus, un gain latent de 9,6 millions de dollars sur la juste valeur des contrats de gestion du risque a fait augmenter les produits nets.

Les charges d'exploitation et d'administration pour le quatrième trimestre de 2008 ont été de 54,9 millions de dollars, en hausse par rapport à 36,2 millions de dollars pour le trimestre correspondant de 2007. Cette hausse est principalement attribuable à l'ajout et à l'agrandissement d'installations dans le secteur du gaz et aux coûts plus élevés pour soutenir la croissance de la Fiducie et l'augmentation des coûts en général. Le secteur Siège social a inscrit des coûts non récurrents d'environ 2,0 millions de dollars liés au soutien technologique de l'organisation.

La dotation aux amortissements du quatrième trimestre de 2008 a régressé pour s'établir à 16,8 millions de dollars, par rapport à 11,4 millions de dollars pour le trimestre correspondant de l'exercice précédent. La hausse est attribuable à l'acquisition d'installations en 2008.

Les intérêts débiteurs du quatrième trimestre de 2008 se sont établis à 8,1 millions de dollars, comparativement à 2,9 millions de dollars pour le trimestre correspondant de 2007. Cette progression est attribuable à une hausse du solde d'endettement moyen, qui a atteint 581,6 millions de dollars au quatrième trimestre de 2008 en regard de 218,6 millions de dollars pour la période correspondante de 2007, et à des taux d'intérêt moyens plus élevés par rapport à la période précédente. Le taux d'intérêt effectif moyen s'est établi à 6,3 % au quatrième trimestre de 2008, contre 5,5 % au quatrième trimestre de 2007 en raison de la liquidation par la Fiducie de la couverture du contrat à terme de gré à gré sur obligations et de la constatation d'intérêts débiteurs additionnels d'environ 2,0 millions de dollars.

Au quatrième trimestre de 2008, la charge d'impôts s'est élevée à 6,4 millions de dollars, par rapport à un recouvrement d'impôts de 5,8 millions de dollars pour la période correspondante de 2007. L'augmentation découle essentiellement du montant de 6,1 millions de dollars lié à la baisse des taux d'imposition sur les sociétés par le gouvernement fédéral en 2007, d'un montant de 3,2 millions de dollars lié à des gains latents sur des contrats de gestion du risque, de 1,5 million de dollars lié à un rajustement des actifs d'impôts futurs estimatifs par suite de ses déclarations d'impôts sur le revenu et d'un montant de 1,4 million de dollars découlant des écarts dans les bénéfices.

ANALYSE DE SENSIBILITÉ

Le tableau ci-après illustre l'incidence prévue des changements économiques et des changements d'exploitation possibles sur le bénéfice net prévu d'AltaGas en 2009.

Facteur	Augmentation ou diminution	Augmentation ou diminution du résultat net par part
Volumes – collecte et traitement	5 mmpc/j	0,013
Marge d'exploitation par mpc – collecte et traitement	1 cent /mpc	0,024
Prix de l'électricité de l'Alberta[1]	1 $/MWh	0,006
Différentiel de fractionnement des LGN[2]	1 $/b	0,006
Taux d'intérêt	25 points de base	0,004

[1] *En fonction de 70 % des volumes d'EAE couverts.*

[2] *En fonction de 60 % du différentiel de fractionnement exposé aux volumes de LGN couverts.*

SOMMAIRE DES RÉSULTATS CONSOLIDÉS DES HUIT DERNIERS TRIMESTRES

(en millions de dollars)	**T4-08**	T3-08	T2-08	T1-08	T4-07	T3-07	T2-07	T1-07
Produits nets[1]	**125,8**	122,7	117,3	110,7	76,4	88,2	80,1	79,3
Bénéfice d'exploitation[1]	**54,1**	50,7	37,0	47,6	28,9	37,5	31,2	29,0
Bénéfice net	**39,6**	53,5	32,9	37,6	31,8	31,4	21,1	24,6

(en dollars par part)	**T4-08**	T3-08	T2-08	T1-08	T4-07	T3-07	T2-07	T1-07
Bénéfice net								
De base	**0,55**	0,75	0,49	0,58	0,55	0,54	0,37	0,43
Dilué	**0,56**	0,75	0,49	0,57	0,55	0,54	0,37	0,43
Distributions déclarées[2]	**0,54**	0,535	0,525	0,525	0,525	0,52	0,51	0,51

[1] *Mesure financière non conforme aux PCGR. Se reporter à la rubrique «Mesures financières non conformes aux PCGR».*

[2] *Exclut la distribution spéciale d'une action ordinaire de Utility Group pour chaque 100 parts de fiducie et parts échangeables détenues le 27 août 2007, chaque part étant évaluée à 0,076 $ la part.*

Les tendances qui se dégagent des activités d'AltaGas au cours des huit derniers trimestres reflètent : la croissance interne de l'entreprise, les acquisitions, un environnement commercial favorable, y compris la hausse générale des prix de l'électricité en Alberta, des différentiels de fractionnement plus élevés et des cessions d'actifs.

Les éléments importants qui ont eu une incidence sur les résultats trimestriels particuliers sont présentés ci-dessous :

- Au deuxième trimestre de 2007, la Fiducie a constaté une charge d'impôts futurs de 6,5 millions de dollars par suite de la nouvelle loi fiscale incluse dans le projet de loi C-52, EIPD, qui était pratiquement adoptée par le gouvernement du Canada. Cette charge hors trésorerie imputée au bénéfice représente les écarts temporaires entre la valeur comptable et la valeur fiscale des actifs et des passifs d'AltaGas.
- Au quatrième trimestre de 2007, une économie d'impôts futurs hors trésorerie de 6,1 millions de dollars a été constatée par suite d'une réduction des taux d'imposition sur les sociétés par le gouvernement fédéral qui est pratiquement entrée en vigueur.

- Au cours du premier trimestre de 2008, l'acquisition de Taylor a été conclue pour une contrepartie totale de 455,2 millions de dollars, dont une contrepartie au comptant de 256,3 millions de dollars et l'émission de parts totalisant 198,9 millions de dollars. L'acquisition de Taylor s'est traduite par une amélioration des résultats du premier trimestre de 2008.
- Au cours du troisième trimestre de 2008, AltaGas a constaté un recouvrement d'impôts de 13,8 millions de dollars lié à un passif d'impôts futurs réduit en raison de la baisse des taux d'imposition effectifs découlant de la restructuration des entités juridiques au sein de la structure de la fiducie.

Responsabilité de la direction à l'égard des états financiers

La direction reconnaît qu'elle est responsable de la préparation des états financiers consolidés et elle est d'avis que ces états financiers ont été dressés selon les principes comptables généralement reconnus du Canada et dans les limites raisonnables de l'importance relative. AltaGas Income Trust (AltaGas ou la Fiducie) a établi des contrôles internes et des systèmes qui assurent, de façon raisonnable, la protection des actifs de la Fiducie et qui facilitent la préparation rapide de renseignements pertinents et fiables. La Fiducie a retenu les services de vérificateurs indépendants pour examiner les états financiers consolidés. Les états financiers consolidés sont approuvés par le conseil d'administration après examen des recommandations du comité de vérification. Le comité de vérification du conseil d'administration se compose d'administrateurs qui ne sont ni cadres ni employés de la Fiducie. Le comité de vérification discute des états financiers consolidés et du rapport de gestion et les examine avec la direction et les vérificateurs indépendants avant de les approuver et de les soumettre à l'approbation du conseil d'administration. Ce dernier, sur la recommandation du comité de vérification, a approuvé les états financiers consolidés contenus dans ce rapport.

Le président du conseil et chef de la direction
d'AltaGas General Partner Inc.,
délégué du fiduciaire d'AltaGas Income Trust,

(signé) «David W. Cornhill»
DAVID W. CORNHILL
Le 25 février 2009

La vice-présidente, Finances et chef des finances
d'AltaGas General Partner Inc.,
déléguée du fiduciaire d'AltaGas Income Trust,

(signé) «Deborah S. Stein»
DEBORAH S. STEIN
Le 25 février 2009

Rapport des vérificateurs

AUX PORTEURS DE PARTS D'ALTAGAS INCOME TRUST,

Nous avons vérifié les bilans consolidés d'AltaGas Income Trust aux 31 décembre 2008 et 2007, et les états consolidés des résultats et des bénéfices cumulés, du résultat étendu et du cumul des autres éléments du résultat étendu et des flux de trésorerie des exercices terminés à ces dates. La responsabilité des états financiers incombe à la direction de la Fiducie. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière d'AltaGas Income Trust aux 31 décembre 2008 et 2007 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour les exercices terminés à ces dates selon les principes comptables généralement reconnus du Canada.

(signé) «Ernst & Young s.r.l.»
Ernst & Young s.r.l.
Comptables agréés

Le 24 février 2009
Calgary, Canada

Bilans consolidés

Aux 31 décembre (en milliers de dollars)	2008	2007
ACTIF		
Actif à court terme		
Trésorerie et équivalents de trésorerie	**18 304 $**	12 451 $
Débiteurs	**220 280**	191 879
Stocks	**775**	130
Dépôts des clients	**24 017**	24 369
Gestion du risque *(note 14)*	**118 166**	52 308
Autres actifs à court terme	**7 705**	9 714
	389 247	290 851
Immobilisations *(note 4)*	**1 436 686**	682 322
Ententes, contrats et relations de services énergétiques *(note 5)*	**138 913**	95 716
Écart d'acquisition *(note 6)*	**143 840**	18 260
Gestion du risque *(note 14)*	**37 131**	21 056
Placements à long terme et autres actifs *(note 7)*	**17 744**	64 509
	2 163 561 $	1 172 714 $
PASSIF ET AVOIR DES PORTEURS DE PARTS		
Passif à court terme		
Créditeurs et charges à payer	**198 232 $**	177 802 $
Distributions à payer aux porteurs de parts	**12 943**	10 167
Dette à court terme *(note 8)*	**4 493**	3 551
Tranche de la dette à long terme échéant à moins d'un an *(note 9)*	**1 363**	1 234
Dépôts des clients	**24 017**	24 369
Produits constatés d'avance	**2 777**	1 718
Gestion du risque *(note 14)*	**82 832**	46 345
Autres passifs à court terme	**21 927**	9 321
	348 584	274 507
Dette à long terme *(note 9)*	**559 412**	215 949
Obligations liées à la mise hors service d'immobilisations *(note 11)*	**41 708**	18 811
Impôts futurs *(note 12)*	**211 256**	58 229
Gestion du risque *(note 14)*	**22 644**	17 582
Débentures convertibles *(note 10)*	**16 682**	–
Autres passifs à long terme	**5 833**	2 948
	1 206 119	588 026
Avoir des porteurs de parts *(notes 15, 16 et 17)*	**957 442**	584 688
	2 163 561 $	1 172 714 $

Engagements et éventualités *(notes 8, 9, 14, 19, 21 et 26)*

Voir les notes afférentes aux états financiers consolidés.

Approuvé par le conseil d'administration d'AltaGas General Partner Inc. au nom d'AltaGas Income Trust :

(signé) «David W. Cornhill» (signé) «Robert B. Hodgins»

DAVID W. CORNHILL
Administrateur

ROBERT B. HODGINS
Administrateur

États des résultats et des bénéfices cumulés consolidés

Pour les exercices terminés les 31 décembre (en milliers de dollars, sauf les montants par part)	**2008**	2007
PRODUITS		
Exploitation	**1 803 928 $**	1 422 242 $
Gain latent sur gestion du risque *(note 14)*	**10 986**	1 115
Divers	**1 881**	5 037
	1 816 795	1 428 394
CHARGES		
Coût des produits vendus	**1 340 318 $**	1 104 399 $
Charges d'exploitation et d'administration	**220 131**	150 297
Amortissement :		
Immobilisations	**57 075**	39 477
Ententes, contrats et relations de services énergétiques	**9 903**	7 614
	1 627 427	1 301 787
Intérêts débiteurs *(notes 8, 9 et 14)*		
Dette à court terme	**2 632**	491
Dette à long terme	**24 767**	11 394
Bénéfice avant impôts sur les bénéfices	**161 969**	114 722
Charge (recouvrement) d'impôts *(note 12)*		
Impôts exigibles	**2 328**	297
Impôts futurs	**(3 930)**	5 631
Bénéfice net	**163 571**	108 794
Bénéfice cumulé au début de l'exercice	**510 412**	401 618
Bénéfice cumulé à la fin de l'exercice	**673 983 $**	510 412 $
Résultat net par part *(note 18)*		
De base	**2,38 $**	1,90 $
Dilué	**2,36 $**	1,89 $
Nombre moyen pondéré de parts en circulation (en milliers) *(notes 16 et 18)*		
De base	**68 813**	57 382
Dilué	**69 704**	57 420

Voir les notes afférentes aux états financiers consolidés

États du résultat étendu et du cumul des autres éléments du résultat étendu consolidés

Pour les exercices terminés les 31 décembre (en milliers de dollars)	**2008**	2007
Bénéfice net	**163 571 $**	108 794 $
Autres éléments du résultat étendu, après impôts		
Gain net latent sur les actifs financiers disponibles à la vente	–	17 902
Gain net latent sur les dérivés désignés comme couvertures de flux de trésorerie	**20 560**	7 051
Reclassement d'actifs financiers disponibles à la vente par suite de l'acquisition d'entreprises	**(17 873)**	–
Reclassement dans le bénéfice net du gain net sur les dérivés désignés comme couvertures de flux de trésorerie se rapportant aux périodes antérieures	**1 686**	4 850
	4 373	29 803
Résultat étendu	**167 944 $**	138 597 $
Cumul des autres éléments du résultat étendu au début de l'exercice	**27 169 $**	– $
Rajustement résultant de l'adoption de nouvelles normes comptables relatives aux instruments financiers	–	(2 634)
Autres éléments du résultat étendu, après impôts	**4 373**	29 803
Cumul des autres éléments du résultat étendu à la fin de l'exercice	**31 542 $**	27 169 $

Voir les notes afférentes aux états financiers consolidés.

États des flux de trésorerie consolidés

Pour les exercices terminés les 31 décembre (en milliers de dollars)	**2008**	2007
Flux de trésorerie d'exploitation		
Bénéfice net	**163 571 $**	108 794 $
Éléments sans effet sur la trésorerie :		
Amortissement	**66 978**	47 091
Désactualisation des obligations liées à la mise hors service d'immobilisations *(note 11)*	**2 302**	1 474
Rémunération à base de parts	**387**	553
Charge (recouvrement) d'impôts futurs *(note 12)*	**(3 930)**	5 631
(Gain) perte à la vente d'actifs *(notes 24 et 25)*	**(2 045)**	57
Quote-part du bénéfice de sociétés satellites	**(1 388)**	(2 274)
Distributions reçues de sociétés satellites	**291**	1 490
Gain latent sur gestion du risque *(note 14)*	**(10 986)**	(1 115)
Perte de valeur de l'écart d'acquisition *(note 6)*	**100**	–
Divers	**1 801**	1 199
Obligations liées à la mise hors service d'immobilisations réglées *(note 11)*	**(744)**	(346)
Variation nette du fonds de roulement hors trésorerie *(note 20)*	**(10 891)**	20 725
	205 446	183 279
Activités d'investissement		
Augmentation (diminution) des dépôts des clients	**352**	(8 065)
Diminution du billet à recevoir	**6 500**	5 100
Acquisition d'immobilisations	**(143 928)**	(65 065)
Cession d'immobilisations	**15 618**	9 759
Acquisition de placements à long terme et d'autres actifs	**(311 493)**	(5 567)
Cession de placements à long terme et d'autres actifs	**–**	412
	(432 951)	(63 426)
Activités de financement		
Augmentation de la dette à court terme	**942**	3 551
Émission nette (remboursement net) de la dette à long terme renouvelable	**233 985**	(146 708)
Émission de la dette à long terme	**–**	100 000
Remboursement de la dette à long terme	**(5 792)**	(1 204)
Distributions aux porteurs de parts	**(144 348)**	(118 061)
Produit net de l'émission de parts	**144 071**	41 794
Produit net de l'émission de bons de souscription *(note 15)*	**4 500**	–
	233 358	(120 628)
Variation de la trésorerie et des équivalents de trésorerie	**5 853**	(775)
Trésorerie et équivalents de trésorerie au début de l'exercice	**12 451**	13 226
Trésorerie et équivalents de trésorerie à la fin de l'exercice	**18 304 $**	12 451 $

Voir les notes afférentes aux états financiers consolidés.

Notes afférentes aux états financiers consolidés

(Les montants des tableaux et des notes au bas des tableaux sont en milliers de dollars, sauf indication contraire.)

1. STRUCTURE D'ALTAGAS INCOME TRUST

AltaGas Income Trust (AltaGas ou la Fiducie) est une fiducie d'investissement à capital variable sans personnalité morale régie par les lois de l'Alberta et créée en vertu d'une déclaration de fiducie datée du 26 mars 2004. La Fiducie possède indirectement tous les actifs, passifs et entreprises détenus auparavant par AltaGas Services Inc. (ASI).

2. SOMMAIRE DES PRINCIPALES CONVENTIONS COMPTABLES

Les présents états financiers consolidés ont été préparés par la direction selon les principes comptables généralement reconnus (PCGR) du Canada. Les principales conventions comptables sont décrites ci-après.

Mode de présentation

Les présents états financiers consolidés comprennent les comptes d'AltaGas Income Trust et ceux de toutes ses filiales en propriété exclusive, ainsi que sa participation proportionnelle dans divers partenariats et coentreprises. Les opérations entre la Fiducie et ses filiales en propriété exclusive et la participation proportionnelle sont éliminées à la consolidation.

Modifications de conventions comptables

En date du 1er janvier 2008, la Fiducie a adopté les nouvelles exigences comptables du *Manuel* de l'Institut Canadien des Comptables Agréés (ICCA) relativement au chapitre 1535, «Informations à fournir concernant le capital», au chapitre 3031, «Stocks», au chapitre 3862, «Instruments financiers – informations à fournir», et au chapitre 3863, «Instruments financiers – présentation». Conformément aux dispositions transitoires relatives aux nouvelles normes, ces conventions ont été adoptées de manière prospective sans retraitement des états financiers des périodes antérieures.

Informations à fournir concernant le capital

Le chapitre 1535 du *Manuel de l'ICCA*, «Informations à fournir concernant le capital», exige la présentation d'informations qualitatives et quantitatives sur les objectifs, les politiques et les procédures de gestion du capital de la Fiducie, qui sont présentés à la note 13.

Stocks

Les stocks comprennent le matériel et les fournitures et les produits de liquides de gaz naturel (LGN) destinés à la vente. Tous les stocks sont évalués au coût ou à la valeur de réalisation nette, selon le moins élevé des deux. Le coût est déterminé selon une formule du coût moyen pondéré. L'adoption de cette norme n'a eu aucune incidence importante sur les états financiers consolidés de la Fiducie.

Instruments financiers

Le chapitre 3862, «Instruments financiers – informations à fournir», et le chapitre 3863, «Instruments financiers – présentation», qui remplacent le chapitre 3861, «Instruments financiers – informations à fournir et présentation», s'appliquent à la Fiducie en date du 1er janvier 2008. L'objectif du chapitre 3862 est de permettre aux utilisateurs d'évaluer l'importance des instruments financiers au regard de la situation financière et du rendement de l'entité, la nature et l'ampleur des risques découlant des instruments financiers ainsi que la façon dont l'entité gère ces risques. Le chapitre 3863 traite du classement des instruments financiers, des intérêts connexes, des dividendes, des pertes et des gains qui s'y rattachent, et des circonstances dans lesquelles les actifs et les passifs financiers sont compensés. Des renseignements supplémentaires pour se conformer à ces normes sont présentés à la note 14.

Principales conventions comptables

Regroupements d'entreprises
Tous les regroupements d'entreprises sont comptabilisés selon la méthode de l'acquisition. En vertu de la méthode de l'acquisition, les actifs et les passifs de l'entité acquise sont comptabilisés à la juste valeur. L'excédent du prix d'acquisition sur la juste valeur des actifs et des passifs est comptabilisé à titre d'écart d'acquisition.

Trésorerie et équivalents de trésorerie
La trésorerie et les équivalents de trésorerie comprennent l'encaisse et les soldes bancaires, ainsi que les placements dans des instruments du marché monétaire dont l'échéance initiale est de moins de trois mois.

Dépôts des clients
Les liquidités déposées par les clients en vertu des ententes de gestion du gaz naturel et de l'électricité sont investies dans des dépôts à court terme auprès d'une banque à charte canadienne. Ces fonds sont affectés et ne sont pas disponibles aux fins générales de la Fiducie. Le passif correspondant est classé comme dépôts des clients dans les passifs à court terme.

Immobilisations et amortissement
Les immobilisations sont comptabilisées au coût, augmenté des intérêts courus pendant la période de construction pour financer les projets de construction à long terme. Les coûts de réparation et de maintenance sont passés en charges au cours de l'exercice où ils sont engagés.

La Fiducie amortit le coût des immobilisations, déduction faite de la valeur de récupération, selon la méthode de l'amortissement linéaire sur la durée de vie utile estimative des actifs.

Extraction et transport	
Immobilisations liées à l'extraction et au transport	15 à 40 ans
Collecte et traitement sur place	
Immobilisations liées à la collecte et au traitement	15 à 25 ans
Autres immobilisations	1 an à 5 ans
Services énergétiques	
Immobilisations liées aux services énergétiques	19 ans
Autres immobilisations	1 an à 7 ans
Production d'électricité	
Immobilisations louées en vertu de contrats de location-acquisition	10 ans
Immobilisations liées à la production d'électricité	20 ans
Siège social	
Autres immobilisations	1 an à 5 ans

Les contrats de location sont classés en tant que contrats de location-acquisition ou de location-exploitation. Les contrats qui transfèrent essentiellement tous les avantages et les risques de la propriété de biens à AltaGas sont comptabilisés comme des contrats de location-acquisition. Les immobilisations liées au contrat de location-acquisition sont comptabilisées comme des actifs et sont amorties selon la méthode de l'amortissement linéaire jusqu'à l'échéance du contrat. Les obligations liées aux contrats de location-acquisition reflètent la valeur actualisée des versements futurs. L'élément financier des versements est passé en charges sur la durée du contrat. Les engagements de remboursement du capital découlant des obligations liées aux contrats de location-acquisition sont inclus dans le passif à court terme si le montant est remboursable dans un délai de un an; sinon, le capital est inclus dans le passif à long terme.

Ententes, contrats et relations de services énergétiques et amortissement

Les ententes, les contrats et les relations de services énergétiques sont comptabilisés au coût, lequel représente la juste valeur au moment de l'achat, et sont amortis selon la méthode linéaire jusqu'à leur échéance ou sur leur durée de vie utile estimative :

Ententes d'achat d'électricité (EAE) de Sundance B	19 ans
Contrats de mise en marché du gaz naturel et de l'électricité	18 à 49 mois
Relations de services énergétiques	15 ans
Contrats d'extraction et de transport	10 à 20 ans

AltaGas détient 50 % de deux ententes d'achat d'électricité (EAE) de Sundance B en raison de sa participation dans ASTC Power Partnership (ASTC). ASTC s'est engagée à acheter toute l'électricité des deux génératrices de Sundance B, dont la capacité de production est de 353 MW. Le placement dans ces EAE et les produits et les charges qui en découlent sont comptabilisés selon la méthode proportionnelle. L'acquisition des EAE de Sundance B a nécessité l'engagement de capitaux. La Fiducie a l'obligation de faire les paiements aux propriétaires des génératrices sous-jacentes sur la durée restante des EAE jusqu'au 31 décembre 2020. Ces paiements sont comptabilisés à titre de coût des produits vendus lorsqu'ils sont engagés. Les produits provenant de la vente de l'électricité réservée sont inscrits en fonction de la disponibilité du producteur ciblé.

Les contrats de mise en marché du gaz naturel et de l'électricité représentent les droits et les obligations d'acheter et de vendre des volumes fixes de gaz naturel et d'électricité à des prix établis. Les produits et les charges sont inscrits lorsque le gaz naturel et l'électricité sont livrés.

Des relations de services énergétiques ont été acquises avec la quasi-totalité des actifs et passifs de iQ2 Power Corp., PremStar Energy Canada Ltd. (renommée AltaGas Energy Limited Partnership après l'acquisition), ECNG Canada Ltd. et Energistics Group Inc., et sont comptabilisées à leur juste valeur et amorties selon la méthode linéaire à compter de l'échéance des contrats de mise en marché à court terme connexes sur la durée de vie utile prévue de 15 ans des relations.

Les contrats d'extraction et de transport ont été acquis dans le cadre de l'acquisition de Taylor NGL Limited Partnership (Taylor) et sont comptabilisés à la juste valeur et amortis selon la méthode linéaire sur la durée de vie prévue moyenne des contrats.

Instruments financiers

Tous les instruments financiers, y compris les dérivés, sont initialement compris dans les bilans consolidés à leur juste valeur. Les actifs financiers sont classés comme étant détenus à des fins de transaction, détenus jusqu'à leur échéance, prêts et créances ou disponibles à la vente. Les passifs financiers sont classés comme étant détenus à des fins de transaction ou comme autres passifs financiers. L'évaluation ultérieure dépend du classement.

Les actifs et passifs financiers détenus à des fins de transaction sont conclus dans le but de générer un profit et comprennent des swaps, des options et des contrats à terme. Ces instruments financiers sont initialement comptabilisés à leur juste valeur, et les variations de la juste valeur sont constatées en résultat net. Les actifs financiers détenus jusqu'à leur échéance sont comptabilisés à leur coût après amortissement calculé selon la méthode du taux d'intérêt effectif. La Fiducie ne possède aucun instrument financier détenu jusqu'à l'échéance. Les prêts et créances sont comptabilisés à leur coût après amortissement calculé selon la méthode du taux d'intérêt effectif. Le classement des actifs disponibles à la vente comprend des actifs financiers non dérivés qui sont désignés comme étant disponibles à la vente ou qui ne sont pas compris dans les trois autres classements. Les instruments disponibles à la vente sont initialement comptabilisés à leur juste valeur et les variations de la juste valeur sont constatées au poste Autres éléments du résultat étendu. Les revenus tirés de ces placements sont compris dans le poste Produits.

Les autres passifs financiers qui ne sont pas classés comme étant détenus à des fins de transaction sont comptabilisés à leur coût après amortissement selon la méthode du taux d'intérêt effectif.

Les dérivés incorporés aux autres instruments financiers ou contrats (l'instrument hôte) sont comptabilisés séparément et évalués à leur juste valeur si les caractéristiques économiques des dérivés incorporés ne sont pas étroitement liées à celles de l'instrument hôte, si les modalités des dérivés incorporés ne sont pas les mêmes que celles d'un dérivé autonome et si l'ensemble du contrat n'est pas détenu à des fins de transaction ou comptabilisé à la juste valeur. Les variations de la juste valeur sont comprises dans les résultats. Tous les dérivés, outre ceux qui correspondent à l'exception visant les achats et ventes ordinaires, sont portés aux bilans consolidés à leur juste valeur. La date de transition utilisée par la Fiducie pour identifier les dérivés incorporés est le 1er janvier 2003. La Fiducie n'a identifié aucun dérivé incorporé devant être comptabilisé séparément.

Couvertures

Dans le cadre de la gestion de ses actifs et de ses passifs, la Fiducie utilise des dérivés afin de réduire son exposition au risque marchandises, au risque de taux d'intérêt et au risque de change. La Fiducie désigne certains dérivés comme des couvertures qu'elle documente au début du contrat de couverture. La Fiducie évalue à la mise en place du contrat et pendant sa durée si le dérivé utilisé comme couverture est efficace pour compenser les risques liés aux variations de la valeur ou des flux de trésorerie de l'élément couvert. Tous les dérivés sont initialement comptabilisés à la juste valeur et réévalués à la juste valeur chaque date de bilan.

La tranche efficace des variations de la juste valeur des couvertures de flux de trésorerie est comptabilisée au poste Autres éléments du résultat étendu. Les tranches et les montants inefficaces exclus des tests d'efficacité des couvertures sont constatés en résultat net. Les gains et les pertes découlant des couvertures de flux de trésorerie qui ont été portés au poste Cumul des autres éléments du résultat étendu sont reclassés en résultat net lorsque l'opération sous-jacente se réalise ou qu'il est probable qu'elle ne se réalisera pas. La Fiducie a couvert certains flux de trésorerie futurs sur des périodes variées, jusqu'à un maximum de neuf ans.

Résultat étendu et avoir des porteurs de parts

Les états financiers de la Fiducie comprennent un état du résultat étendu et du cumul des autres éléments du résultat étendu consolidé qui est composé des bénéfices et de la tranche efficace des variations au titre des gains latents et des pertes latentes liés aux actifs disponibles à la vente et aux couvertures de flux de trésorerie. En outre, la Fiducie présente séparément les variations de chacune des composantes de l'avoir des porteurs de parts dans sa note relative à l'avoir des porteurs de parts. En conséquence de la mise en application de cette norme, le cumul des autres éléments du résultat étendu et un rajustement transitoire ponctuel ont été ajoutés à l'avoir des porteurs de parts.

Écart d'acquisition

L'écart d'acquisition représente la tranche du prix d'achat à l'acquisition qui dépassait la juste valeur des immobilisations nettes acquises. L'écart d'acquisition n'est pas assujetti à l'amortissement, mais est soumis à un test de dépréciation au moins annuellement en comparant la juste valeur de l'unité d'exploitation à sa valeur comptable. Si la valeur comptable de l'unité d'exploitation dépasse la juste valeur, il faut calculer la juste valeur implicite de l'écart d'acquisition. L'excédent de la valeur comptable sur la juste valeur implicite de l'écart d'acquisition est alors comptabilisé à titre de perte de valeur et passé en résultats.

Placements à long terme et autres actifs

Les placements dans les entités sur lesquelles AltaGas est en mesure d'exercer une influence notable sont comptabilisés selon la méthode de la comptabilisation à la valeur de consolidation. Les autres placements à long terme sont comptabilisés au coût et désignés comme étant disponibles à la vente. Les actifs disponibles à la vente sont initialement comptabilisés à leur juste valeur, et les variations de la juste valeur sont constatées au poste Autres éléments du résultat étendu.

Frais de mise en valeur

La Fiducie passe en charges les frais de mise en valeur à mesure qu'ils sont engagés, sauf s'ils satisfont à certains critères techniques et critères liés au marché et à la rentabilité financière aux fins de la capitalisation. Les frais de mise en valeur sont passés en revue chaque année pour s'assurer qu'ils continuent de répondre aux critères de capitalisation. Lorsque les frais de mise en valeur cessent de répondre à ces critères qui en permettaient le report, leur solde non amorti est passé en charges dans la période au cours de laquelle cette constatation est faite. Les frais de mise en valeur sont amortis sur la durée et selon les avantages prévus à compter du début des activités commerciales.

Obligations liées à la mise hors service d'immobilisations

La Fiducie constate ces obligations au cours de la période pendant laquelle elles naissent, lorsqu'il est possible de faire une estimation raisonnable de la juste valeur. Les frais associés à la mise hors service d'immobilisations sont capitalisés en tant que partie de la valeur comptable de l'actif et sont amortis sur la durée utile estimative des immobilisations. Avec l'écoulement du temps, le passif est désactualisé sur la durée estimative de l'obligation jusqu'à son règlement, par l'imputation d'une charge d'exploitation et d'administration correspondante dans les états du résultat étendu et du cumul des autres éléments du résultat étendu consolidés.

Constatation des produits

Le secteur Extraction et transport constate les produits provenant de l'extraction lorsque le produit est livré ou le service offert, et les produits provenant du transport sont constatés lorsque les services sont rendus. Le secteur Collecte et traitement sur place constate les produits lorsque les services sont rendus. Le secteur Services énergétiques constate les produits au moment où le produit est livré ou le service offert. Le secteur Production d'électricité constate les produits en fonction de la disponibilité du producteur ciblé, conformément aux EAE de Sundance B, et lorsque le produit est livré ou le service rendu pour toute autre activité de production d'électricité.

Les gains et pertes réalisés sur les activités de gestion du risque liées aux prix des marchandises sont comptabilisés dans les produits du secteur auxquels ils se rattachent au moment où la vente correspondante a lieu ou lorsque les actifs ou les passifs financiers sous-jacents sont sortis des bilans consolidés. Les gains et pertes latents à l'égard des variations de la juste valeur des activités de gestion du risque de la Fiducie sont comptabilisés dans les produits et sont réévalués à la valeur du marché à chaque date d'arrêt des comptes dans le secteur Siège social.

Coûts de transaction liés aux instruments financiers

Les coûts de transaction liés à l'acquisition d'actifs et de passifs financiers détenus à des fins de transaction sont passés en charges au moment où ils sont engagés. Pour les instruments financiers non classés comme étant détenus à des fins de transaction, les coûts de transaction attribuables à l'acquisition ou à l'émission de l'actif ou du passif financier sont ajoutés à la valeur comptable initiale de l'instrument financier et comptabilisés dans les résultats selon la méthode du taux d'intérêt effectif.

Conversion des devises

Les actifs et passifs monétaires libellés en monnaie étrangère sont convertis au taux de change en vigueur à la date de clôture. Les actifs et passifs non monétaires sont convertis au taux de change en vigueur à la date de la transaction. Les produits et charges sont convertis au taux de change moyen de la période. Tout gain ou toute perte de change résultant de la conversion est constaté dans les charges d'exploitation et d'administration.

Date de constatation

AltaGas utilise la date de règlement pour les transactions. Tout écart de valeur entre la date de l'opération et la date de règlement des transactions effectuées avec un tiers est comptabilisé au bilan et en résultat net ou dans les autres éléments du résultat étendu, selon ce qui convient.

Méthode du taux d'intérêt effectif

La Fiducie utilise la méthode du taux d'intérêt effectif pour calculer le coût après amortissement d'un actif ou passif financier et pour répartir les intérêts créditeurs ou les intérêts débiteurs sur la période considérée. Le taux d'intérêt effectif est le taux qui actualise exactement les flux de trésorerie estimatifs associés à l'instrument sur la durée de vie prévue de l'instrument financier ou, selon le cas, sur une période plus courte, de manière à obtenir la valeur comptable nette de l'actif ou du passif financier.

Régime de rémunération à base de parts

La Fiducie applique la méthode de la juste valeur pour comptabiliser les options sur parts attribuées au cours de l'exercice. Les options sur parts sont évaluées à la date de l'attribution et comptabilisées à titre de charge de rémunération sur la durée d'acquisition des droits. Les contreparties reçues par la Fiducie à l'exercice des droits des options sont portées au crédit de l'avoir des porteurs de parts.

AltaGas a un régime d'incitation au rendement à moyen terme en vertu duquel ses participants reçoivent des parts fictives dont le règlement est au comptant. Au cours de la période d'acquisition graduelle de droits, une charge de rémunération est constatée selon la méthode axée sur le bilan et est inscrite comme une charge d'exploitation et d'administration au cours de la période d'acquisition. Une variation de la valeur des parts fictives acquises est constatée au cours de la période où survient cette variation.

Régimes de retraite et avantages complémentaires au départ à la retraite

Le coût des régimes de retraite à prestations déterminées et des avantages complémentaires au départ à la retraite est établi par calculs actuariels selon la méthode de la répartition des prestations au prorata des services, et selon les hypothèses les plus probables de la direction concernant le rendement prévu des placements des régimes, la progression des salaires, l'âge de départ à la retraite des employés et les coûts prévus des soins de santé. Le coût des services rendus est la somme des coûts individuels des prestations au titre des services rendus, et l'obligation au titre des prestations constituées est la somme des charges à payer pour tous les participants.

Pour les besoins du calcul du taux de rendement prévu des actifs des régimes, ces actifs sont évalués à leur juste valeur. L'excédent du cumul du gain actuariel net ou de la perte actuarielle nette sur 10 % de l'obligation au titre des prestations constituées ou 10 % de la juste valeur des actifs des régimes au début de l'exercice est amorti selon la méthode de l'amortissement linéaire sur la durée résiduelle moyenne d'activité des employés actifs. La durée résiduelle moyenne d'activité des membres actifs couverts par les régimes de retraite à prestations déterminées est de 12,9 ans. Les obligations transitoires sont amorties selon la méthode de l'amortissement linéaire sur la durée résiduelle d'activité des employés actifs. Les coûts des services rendus découlant des modifications aux régimes sont amortis selon la méthode de l'amortissement linéaire sur la durée résiduelle moyenne d'activité des employés actifs pour leur régime respectif.

Impôts sur les bénéfices

En vertu de la *Loi de l'impôt sur le revenu* (Canada), la Fiducie est assujettie à l'impôt, et ses bénéfices non distribués et non distribuables aux porteurs de parts sont imposables au cours d'une année d'imposition en particulier. Avant 2007, la Fiducie répartissait tous ses bénéfices canadiens imposables entre les porteurs de parts en vertu de son acte de fiducie, et elle respectait les exigences de la *Loi de l'impôt sur le revenu* (Canada) applicables à la Fiducie. En conséquence, aucune provision pour la charge d'impôts n'a été constituée pour la Fiducie.

Le 22 juin 2007, le projet de loi sur l'imposition des entités intermédiaires de placement déterminées (EIPD) a reçu la sanction royale, créant un nouvel impôt qui s'appliquera aux distributions de certaines fiducies de revenu et sociétés de personnes, notamment AltaGas, à compter du 1er janvier 2011. Compte tenu de la réduction de taux qui est entrée en vigueur le 14 décembre 2007, le nouvel impôt sera appliqué aux distributions aux taux de respectivement 29,5 % et 28,0 %, à compter du 1er janvier 2011 et du 1er janvier 2012.

En fonction des écarts temporaires de la Fiducie devant se résorber après le 1er janvier 2011, la Fiducie a constaté une charge d'impôts futurs au titre de l'impôt des EIPD et un passif d'impôts futurs pour l'exercice terminé le 31 décembre 2007. Cette charge hors trésorerie n'a pas eu d'incidence immédiate sur les flux de trésorerie. Des écarts temporaires se produisent lorsque la valeur comptable des actifs et passifs d'AltaGas aux fins comptables diffère des montants attribués à ces mêmes actifs et passifs aux fins fiscales. Un taux d'imposition de néant a été appliqué aux écarts temporaires qui se résorberont avant 2011.

En 2008, les écarts temporaires rattachés à une société de personnes aux fins de l'impôt des EIPD ont été transférés à une filiale active, de sorte que le passif d'impôt futur au titre de l'impôt des EIPD a été remplacé par un passif d'impôt futur au taux d'imposition des sociétés.

Le montant prévu et le moment auquel la résorption des écarts temporaires a lieu dépendent des résultats réels de la Fiducie, des distributions, et de l'acquisition et de la cession réelles des actifs et passifs, ainsi que de la restructuration de la Fiducie. Par conséquent, un changement des estimations ou des hypothèses pourrait avoir une incidence importante sur les passifs d'impôts futurs estimatifs.

Les impôts sur les bénéfices des filiales de la Fiducie sont calculés selon la méthode axée sur le bilan. En vertu de cette méthode, les actifs et les passifs d'impôts futurs sont calculés en se basant sur les écarts entre la valeur comptable et la valeur fiscale des actifs et des passifs, et sont mesurés en utilisant les taux d'imposition pratiquement en vigueur et les lois qui devraient être en vigueur pendant les périodes où les écarts seront réglés ou réalisés, selon ce qui est à prévoir. Les PCGR exigent que ces passifs d'impôts futurs soient constatés dans les états financiers consolidés.

Opérations entre parties liées

Les opérations entre parties liées qui sont menées dans le cours normal des affaires, ainsi que les opérations non courantes, ont été comptabilisées à la valeur d'échange.

Données par part

Le résultat net de base par part est calculé d'après le nombre moyen pondéré de parts de fiducie et de parts échangeables en circulation pendant la période. Le résultat net dilué par part est calculé en supposant que le produit obtenu à l'exercice des options était utilisé pour acheter des parts au cours moyen du marché pendant la période, et en tenant compte des parts de fiducie pouvant être émises à la conversion des débentures et des bons de souscription convertibles en circulation. Aux fins du calcul du résultat dilué par part, le bénéfice net est augmenté du montant des intérêts sur les débentures convertibles et diminué de la charge au titre de la désactualisation des débentures convertibles.

Utilisation d'estimations et incertitude relative à la mesure

La préparation d'états financiers consolidés selon les PCGR exige que la direction fasse des estimations et formule des hypothèses qui influent sur les montants constatés des actifs et des passifs et sur les montants constatés des produits et des charges présentés au cours de la période. Les points importants sur lesquels la direction a porté des jugements particulièrement complexes ou subjectifs, en raison de questions qui sont intrinsèquement incertaines, sont, entre autres, l'amortissement, la dépréciation d'actifs, les litiges, les obligations liées à l'environnement et à la mise hors service d'immobilisations, les instruments financiers, les régimes de retraite et les avantages complémentaires de retraite, la rémunération à base de parts et les impôts sur les bénéfices. De par leur nature, ces estimations sont assujetties à une incertitude relative à la mesure et pourraient influer sur les états financiers consolidés de périodes à venir.

Débentures convertibles

Les débentures convertibles sont comptabilisées à leur juste valeur au moment de l'acquisition, moins la valeur attribuée au droit de conversion, lequel est inclus dans l'avoir des porteurs de parts. L'écart entre la juste valeur et le montant du capital est imputé aux résultats au taux effectif.

Bons de souscription

Les bons de souscription sont comptabilisés à la juste valeur, réputée être le produit brut à l'émission, et sont inclus dans l'avoir des porteurs de parts.

MODIFICATIONS COMPTABLES FUTURES

Chapitre 3064, «Écarts d'acquisition et actifs incorporels»

Le nouveau chapitre 3064, qui remplace le chapitre 3062, «Écarts d'acquisition et autres actifs incorporels», et le chapitre 3450, «Frais de recherche et de développement», du *Manuel de l'ICCA*, s'applique aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er octobre 2008. Ce chapitre établit des normes de comptabilisation, d'évaluation, de présentation et d'information applicables aux écarts d'acquisition et aux actifs incorporels, y compris les actifs incorporels générés en interne. Il entre en vigueur le 1er janvier 2009 pour la Fiducie et ne devrait pas avoir une incidence importante sur les états financiers consolidés.

Chapitre 1582, «Regroupements d'entreprises»

Le chapitre 1582 du *Manuel de l'ICCA* s'applique aux regroupements d'entreprises pour lesquels la date d'acquisition se situe dans le premier exercice ouvert à compter du 1er janvier 2011. Ce nouveau chapitre, qui remplace le chapitre 1581, «Regroupements d'entreprises», établit les normes de comptabilisation des regroupements d'entreprises et ressemble davantage aux Normes internationales d'information financières. L'adoption anticipée de ce chapitre est permise. Il ne devrait pas avoir une incidence importante sur les états financiers consolidés.

Chapitre 1601, «États financiers consolidés», et chapitre 1602, «Participations sans contrôle»

Les nouveaux chapitres 1601 et 1602 du *Manuel de l'ICCA* s'appliquent aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er janvier 2011. Ils remplacent le chapitre 1600, «États financiers consolidés». Ces chapitres établissent les normes de préparation des états financiers consolidés et de comptabilisation des participations sans contrôle dans une filiale dans les états financiers consolidés après un regroupement d'entreprises. L'adoption anticipée de ce chapitre est permise à compter du début d'un exercice. La direction n'a pas entièrement déterminé l'incidence de l'adoption de cette norme.

Normes internationales d'information financière (IFRS)

Les sociétés ouvertes canadiennes devront préparer leurs états financiers selon les Normes internationales d'information financières (IFRS) publiées par l'International Accounting Standards Board, pour les exercices ouverts à compter du 1er janvier 2011. AltaGas préparera ses états financiers consolidés selon les IFRS à compter du 1er janvier 2011. Les résultats financiers du trimestre terminé le 31 mars 2011 seront préparés selon les PCGR et des données comparatives selon les IFRS seront fournies, notamment un bilan d'ouverture en date du 1er janvier 2010. La direction n'a pas encore entièrement déterminé l'incidence de l'adoption des IFRS sur ses états financiers, mais il est à noter que les états financiers actuels pourraient comporter des différences importantes s'ils étaient présentés selon les IFRS.

3. ACQUISITIONS D'ENTREPRISE

Acquisition de Taylor NGL Limited Partnership

Le 10 janvier 2008, AltaGas Holding Limited Partnership No. 1 (AltaGas LP #1) a acquis la totalité des parts de société en commandite en circulation de Taylor autres que les parts de Taylor déjà détenues par AltaGas et ses sociétés affiliées. Taylor menait des activités dans le secteur énergétique à titre de propriétaire d'installations d'extraction de LGN, d'installations de traitement du gaz naturel et de deux gazoducs de LGN. De plus, Taylor détenait une participation dans une centrale hydroélectrique au fil de l'eau de 7 MW.

AltaGas a offert aux porteurs de parts de Taylor 11,20 $ au comptant ou 0,42 part d'AltaGas par part de Taylor, sous réserve d'un montant au comptant maximal de 245,0 millions de dollars et d'un nombre maximal de 8,0 millions de parts de fiducie, y compris jusqu'à environ 1,9 million de parts échangeables. Avant la clôture de l'acquisition, des débentures convertibles de 27,9 millions de dollars de Taylor ont été rachetées, ce qui a entraîné une augmentation de 2,7 millions du nombre de parts en circulation de Taylor. Le prix d'achat total était de 593,6 millions de dollars, y compris 256,3 millions de dollars au comptant et 7,7 millions de parts de fiducie (dont 0,2 million de parts échangeables), évaluées à 198,9 millions de dollars pour toutes les parts en circulation non détenues auparavant par AltaGas, une dette

et des débentures convertibles prises en charge de 132,5 millions de dollars et des coûts de transaction de 5,9 millions de dollars. La valeur des parts de fiducie émises a été déterminée en fonction du cours du marché moyen pondéré des deux jours précédant et des deux jours suivant le 11 novembre 2007, date à laquelle l'offre a été acceptée et annoncée.

Le tableau suivant présente le montant total de la contrepartie et la juste valeur estimative des actifs acquis et des passifs pris en charge le 10 janvier 2008. La répartition du prix d'achat s'établit comme suit :

Contrepartie totale pour la totalité des parts de Taylor		
Coût du placement (8,9 %) dans Taylor détenu initialement par AltaGas		23 156 $
Prix d'achat des parts de Taylor restantes (91,1 %)		
Contrepartie au comptant	256 281 $	
Parts	198 861	
Coûts de transaction estimatifs	5 884	
Composante capitaux propres des débentures convertibles de Taylor	2 127	463 153
Contrepartie totale		486 309 $
Répartition du prix d'achat de Taylor (100 %)		
Actifs acquis		
Actif à court terme	30 584 $	
Immobilisations	592 030	
Ententes, contrats et relations de services énergétiques	53 100	
Écart d'acquisition *(note 6)*	125 680	
Placements à long terme et autres actifs	4 640	806 034
Moins : passifs pris en charge		
Passif à court terme	27 549	
Dette à long terme	110 423	
Débentures convertibles	22 171	
Obligations liées à la mise hors service d'immobilisations	18 741	
Impôts futurs	135 320	
Obligations futures au titre des avantages sociaux	2 542	
Gestion du risque	2 979	319 725
		486 309 $

À la date d'acquisition, AltaGas comptabilisait son placement dans Taylor au coût. Par conséquent, le placement dans Taylor était désigné comme disponible à la vente et évalué à la juste valeur, les variations de la juste valeur étant comptabilisées au poste Autres éléments du résultat étendu. Depuis le 10 janvier 2008, Taylor est incluse dans les états financiers consolidés d'AltaGas.

AltaGas a utilisé sa facilité de crédit disponible pour financer la contrepartie au comptant de 256,3 millions de dollars versée pour l'acquisition de Taylor.

Acquisition de projets de production d'électricité en développement

Le 31 juillet 2008, AltaGas a fait l'acquisition de NovaGreen Power Inc. (renommée AltaGas Renewable Energy Inc.), filiale en propriété exclusive de NovaGold Resources Inc., pour une contrepartie de 35,0 millions de dollars à la clôture majorée de 3,75 millions de dollars sous réserve de certaines conditions. AltaGas Renewable Energy Inc. procède à la mise en valeur du projet hydroélectrique au fil de l'eau Forrest Kerr dans le nord-ouest de la Colombie-Britannique, qui devrait avoir une capacité de 195 MW. AltaGas Renewable Energy Inc. a aussi trois autres projets de mise en valeur, tous situés dans la même région que Forrest Kerr, d'une capacité additionnelle potentielle combinée de production d'hydroélectricité au fil de l'eau de 130 MW.

Le 15 août 2008, AltaGas a acquis la participation de 45 % de GreenWing Energy Management Ltd. dans la société en commandite GreenWing Energy Development (renommée AltaGas Renewable Energy Limited Partnership) pour une contrepartie de 12,3 millions de dollars. Par conséquent, la Fiducie détient maintenant la totalité des parts d'AltaGas Renewable Energy Limited Partnership. Le portefeuille de projets éoliens comprend des projets au développement avancé de 600 MW et des projets de 900 MW au début de leur développement.

4. IMMOBILISATIONS

	2008			2007		
	Coût	Amortissement cumulé	Valeur comptable nette	Coût	Amortissement cumulé	Valeur comptable nette
Extraction et transport						
Immobilisations liées à l'extraction et au transport	**871 042 $**	**(70 590) $**	**800 452 $**	255 810 $	(46 078) $	209 732 $
Collecte et traitement sur place						
Immobilisations liées à la collecte et au traitement sur place	**619 465**	**(174 797)**	**444 668**	569 944	(148 297)	421 647
Autres immobilisations	**6 856**	**(3 434)**	**3 422**	4 416	(2 161)	2 255
Services énergétiques						
Immobilisations liées aux services énergétiques	**11 042**	**(1 173)**	**9 869**	9 693	(896)	8 797
Autres immobilisations	**935**	**(569)**	**366**	2 018	(156)	1 862
Production d'électricité						
Contrat de location-acquisition *(note 9)*	**13 798**	**(6 119)**	**7 679**	13 798	(4 596)	9 202
Immobilisations liées à la production d'électricité	**158 881**	**(72)**	**158 809**	22 013	–	22 013
Siège social						
Autres immobilisations	**25 485**	**(14 064)**	**11 421**	19 230	(12 416)	6 814
	1 707 504 $	**(270 818) $**	**1 436 686 $**	896 922 $	(214 600) $	682 322 $

Pour l'exercice terminé le 31 décembre 2008, les intérêts capitalisés sur les projets de construction d'immobilisations à long terme ont été de 3,2 millions de dollars (0,8 million de dollars en 2007). Au 31 décembre 2008, la Fiducie avait dépensé environ 188,1 millions de dollars (42,6 millions de dollars en 2007) pour des immobilisations en construction qui n'étaient pas encore assujetties à l'amortissement.

En janvier 2008, la Fiducie a fait l'acquisition de Taylor (note 3), ce qui a donné lieu à l'accroissement des immobilisations liées à l'extraction et au transport et des immobilisations liées à la collecte et au traitement sur place.

5. ENTENTES, CONTRATS ET RELATIONS DE SERVICES ÉNERGÉTIQUES

	2008			2007		
	Coût	Amortissement cumulé	Valeur comptable nette	Coût	Amortissement cumulé	Valeur comptable nette
Ententes de services et d'extraction et transport, et contrats de services énergétiques	**168 171 $**	**(46 228) $**	**121 943 $**	115 071 $	(37 717) $	77 354 $
Relations de services énergétiques	**20 892**	**(3 922)**	**16 970**	20 892	(2 530)	18 362
	189 063 $	**(50 150) $**	**138 913 $**	135 963 $	(40 247) $	95 716 $

L'amortissement des relations de services énergétiques a commencé en 2006, après l'échéance des contrats de mise en marché à court terme connexes.

En janvier 2008, la Fiducie a fait l'acquisition de Taylor (note 3), ce qui explique la plupart des acquisitions depuis le 31 décembre 2007.

6. ÉCART D'ACQUISITION

	2008	2007
Solde au début de l'exercice	**18 260 $**	18 260 $
Acquisition *(note 3)*	**125 680**	–
Perte de valeur de l'écart d'acquisition	**(100)**	–
Solde à la fin de l'exercice	**143 840 $**	18 260 $

Au moyen de son test annuel de dépréciation des écarts d'acquisition en 2008, AltaGas a déterminé que la juste valeur de son investissement dans une entreprise accessoire du secteur Collecte et traitement sur place était inférieure à sa valeur comptable et a donc réduit la valeur comptable de 0,1 million de dollars.

7. PLACEMENTS À LONG TERME ET AUTRES ACTIFS

	2008[1]	2007
Placements comptabilisés à la valeur de consolidation dans des entités ouvertes	**12 660**	11 813
Placements comptabilisés au coût dans des entités ouvertes	**–**	44 746
Placements comptabilisés à la valeur de consolidation dans des entités fermées	**4 366**	–
Frais de mise en valeur reportés	**–**	7 242
Bons de souscription	**286**	286
Divers	**432**	422
	17 744 $	64 509 $

[1] *Exclut l'acquisition de Taylor et les projets d'électricité en voie de développement (note 3).*

Au 31 décembre 2008, la valeur marchande des placements dans des entités ouvertes s'établissait à environ 7,7 millions de dollars (54,2 millions de dollars au 31 décembre 2007).

La Fiducie comptabilise sa participation dans AltaGas Utility Group Inc. (Utility Group) et Boston Bar Limited Partnership comme des placements dans des sociétés satellites.

À la date d'acquisition, AltaGas comptabilisait son placement dans Taylor comme un instrument financier. Par conséquent, le placement dans Taylor a été désigné comme disponible à la vente et évalué à la juste valeur, les variations de la juste valeur étant comptabilisées au poste Autres éléments du résultat étendu. Depuis le 10 janvier 2008, Taylor est incluse dans les états financiers consolidés d'AltaGas (note 3).

En 2006, la Fiducie a créé Bear Mountain Wind Limited Partnership (BMWLP) avec Aeolis Wind Power Corporation et a constitué AltaGas Renewable Energy Limited Partnership (ARELP) avec GreenWing Energy Management Ltd. La Fiducie a acquis la totalité de BMWLP en 2007 et la totalité de ARELP en 2008. Par l'entremise de BMWLP et d'ARELP, la Fiducie a investi 3,8 millions de dollars dans la création de projets d'énergie éolienne. En 2008, la construction a débuté à BMWLP, les frais de mise en valeur reportés ont été transférés aux immobilisations et l'amortissement sera effectué en fonction de la période et du modèle de profit prévus conformément à la convention comptable adoptée par la Fiducie.

En 2007, AltaGas a cédé Cedar Energy Partnership en échange d'un billet de 12 millions de dollars et a obtenu 1 million de bons de souscription de l'acheteur; chacun de ces bons lui permettra de souscrire et d'acheter une action ordinaire entièrement libérée sur le capital de l'acheteur pour une durée de trois ans se terminant le 1er juin 2010. Au

31 décembre 2008, le solde du billet avait été entièrement recouvré (6,5 millions de dollars du billet était inclus dans les autres actifs à court terme au 31 décembre 2007).

8. DETTE À COURT TERME

Au 31 décembre 2008, la Fiducie détenait une facilité de crédit d'exploitation à vue non garantie renouvelable de 50,0 millions de dollars (50,0 millions de dollars au 31 décembre 2007) auprès d'une banque à charte canadienne. Les prélèvements sur cette facilité portent intérêt au taux préférentiel du prêteur ou au taux des acceptations bancaires majoré d'une commission d'attente. Au 31 décembre 2008, la Fiducie n'avait pas d'emprunts au taux préférentiel (0,7 million de dollars au 31 décembre 2007) et avait émis des lettres de crédit de 2,8 millions de dollars (2,8 millions de dollars au 31 décembre 2007) sur la facilité.

Le taux d'intérêt préférentiel au 31 décembre 2008 était de 3,5 % (6,0 % au 31 décembre 2007).

9. DETTE À LONG TERME

31 décembre	2008	2007
Facilités de crédit	**353 000 $**	8 000 $
Billets à moyen terme	**200 000**	200 000
Obligations découlant de contrats de location-acquisition	**8 800**	10 034
Autres dettes à long terme	**1 282**	–
Frais de financement reportés non amortis	**(2 307)**	(851)
	560 775	217 183
Moins la tranche échéant à moins d'un an	**1 363**	1 234
	559 412 $	215 949 $

Facilités de crédit

Au 31 décembre 2008, la Fiducie détenait une facilité de crédit non garantie renouvelable, à échéance prorogeable pour une période de trois ans, de 375,0 millions de dollars (300,0 millions de dollars au 31 décembre 2007) auprès d'un syndicat de banques à charte canadiennes. Les emprunts sur la facilité peuvent comprendre des prêts au taux préférentiel, des prêts au taux de base américain, des prêts au LIBOR, des acceptations bancaires ou des crédits documentaires. Les emprunts entraînent des frais et portent intérêt aux taux applicables selon la nature du montant prélevé. Le 30 septembre 2007, AltaGas a négocié une prorogation de l'échéance de sa facilité jusqu'au 30 septembre 2010.

Le 31 mars 2008, la Fiducie a négocié une nouvelle facilité de crédit non garantie de 18 mois de 250,0 millions de dollars auprès d'un syndicat de banques à charte canadiennes qui viendra à échéance le 28 septembre 2009 (se reporter à la note 29 pour une description de la facilité de crédit de remplacement). Les emprunts sur la facilité peuvent comprendre des prêts au taux préférentiel, des prêts au taux de base américain, des prêts au LIBOR ou des acceptations bancaires. Les emprunts entraînent des frais et portent intérêt aux taux applicables selon la nature du montant prélevé.

Au 31 décembre 2008, la Fiducie avait prélevé 353,0 millions de dollars (8,0 millions de dollars au 31 décembre 2007) sur les facilités. Le taux moyen des acceptations bancaires de la Fiducie au 31 décembre 2008 était de 3,1 % (5,2 % au 31 décembre 2007).

Billets à moyen terme

Le 29 avril 2005, AltaGas a déposé un prospectus préalable de base universel en vertu duquel la Fiducie peut émettre jusqu'à 500 millions de dollars en parts de fiducie et en titres d'emprunt sur une période de 25 mois. AltaGas a déposé un supplément de prospectus le 23 août 2005 établissant le programme relatif aux billets à moyen terme d'AltaGas.

Le 30 août 2005, des billets à moyen terme de premier rang à 4,41 % non garantis ont été émis pour 100,0 millions de dollars. Les billets viennent à échéance le 1er septembre 2010, les intérêts étant payables semestriellement.

Le 19 janvier 2007, AltaGas a émis des billets à moyen terme de premier rang non garantis pour un capital additionnel de 100,0 millions de dollars. Les billets portent intérêt à un taux nominal de 5,07 % et viennent à échéance le 19 janvier 2012.

Facilité de lettres de crédit

Au 31 décembre 2008, la Fiducie détenait une facilité de lettres de crédit renouvelable, à échéance prorogeable pour une période de trois ans, non garantie, de 75,0 millions de dollars (75,0 millions de dollars au 31 décembre 2007) auprès d'une banque à charte canadienne et dont l'échéance est le 30 septembre 2010. AltaGas peut emprunter jusqu'à 25,0 millions de dollars sur la facilité de lettres de crédit au moyen de prêts au taux préférentiel, de prêts au taux de base américain, de prêts au LIBOR ou d'acceptations bancaires. Ces emprunts entraînent des frais et portent intérêt aux taux applicables selon la nature du montant prélevé. Au 31 décembre 2008, la Fiducie détenait des lettres de crédit en cours sur la facilité de lettres de crédit renouvelable, à échéance prorogeable, de 68,1 millions de dollars (61,7 millions de dollars au 31 décembre 2007).

Obligations découlant de contrats de location-acquisition

Le 1er septembre 2004, la Fiducie a conclu un contrat de location-acquisition de 10 ans visant 25 MW de capacité de pointe provenant de centrales électriques alimentées au gaz qu'elle peut prolonger de 15 ans. Les versements prévus au contrat, exclusion faite de l'option de prorogation, doivent être effectués comme suit :

2009	1 878 $
2010	1 878
2011	1 878
2012	1 878
2013	1 878
Par la suite	1 254
	10 644
Moins les intérêts théoriques à 6,85 %	1 844
Valeur actualisée des loyers minimums	8 800
Moins la tranche échéant à moins d'un an	1 316
	7 484 $

Les intérêts débiteurs sur les contrats de location-acquisition se sont élevés à 0,6 million de dollars en 2008 (0,7 million de dollars en 2007).

10. DÉBENTURES CONVERTIBLES

Le 10 janvier 2008, AltaGas a pris en charge un montant en capital de 22,1 millions de dollars des débentures convertibles à 5,85 % dans le cadre de l'acquisition de Taylor. Les débentures arrivent à échéance le 10 septembre 2010 et les intérêts sont payables semestriellement le 10 septembre et le 10 mars de chaque année. Avant l'échéance, les débentures peuvent être converties en parts de fiducie au gré du porteur au prix de conversion de 24,64 $ par part de fiducie.

La Fiducie peut racheter les débentures convertibles avant le 10 septembre 2009, en totalité ou en partie, à un prix égal au montant en capital plus les intérêts courus et impayés, le cas échéant, à condition que, à la date de l'avis donnée, le cours du marché des parts de fiducie ne soit pas en deçà de 125,0 % du prix de conversion, assujetti à un ajustement dans certaines situations. Après le 10 septembre 2009 et avant l'échéance des débentures convertibles, la Fiducie peut racheter les débentures convertibles à un prix égal au montant en capital plus les intérêts courus et impayés, le cas échéant. La Fiducie peut choisir de payer les intérêts sur les débentures en émettant des parts de fiducie.

	2008
Solde au début de l'exercice	– $
Juste valeur des débentures convertibles *(note 3)*	**22 171**
Charge de désactualisation	**(18)**
Conversion en parts de fiducie	**(1 317)**

Rachetées au comptant	**(4 154)**
Solde à la fin de l'exercice	**16 682 $**

11. OBLIGATIONS LIÉES À LA MISE HORS SERVICE D'IMMOBILISATIONS

	2008	2007
Solde au début de l'exercice	**18 811 $**	23 350 $
Nouvelles obligations	**18 741**	423
Obligations réglées	**(744)**	(346)
Obligations cédées	**(219)**	(4 006)
Flux monétaires estimatifs révisés	**2 817**	(2 084)
Charge de désactualisation	**2 302**	1 474
Solde à la fin de l'exercice	**41 708 $**	18 811 $

AltaGas estime que le montant non actualisé des flux de trésorerie requis pour régler les obligations liées à la mise hors service d'immobilisations au 31 décembre 2008 était de 244,3 millions de dollars (52,4 millions de dollars au 31 décembre 2007). Les obligations liées à la mise hors service d'immobilisations ont été constatées dans les états financiers consolidés à des valeurs estimatives actualisées à des taux variant entre 5,6 % et 8,3 %. Les coûts devraient être engagés entre 2010 et 2060, dont la majeure partie entre 2045 et 2060. Aucun actif ne fait l'objet de restrictions juridiques en vue du règlement du passif estimatif.

12. IMPÔTS SUR LES BÉNÉFICES

Imposition de la Fiducie

Les paiements que la Fiducie reçoit sous forme d'intérêts, de distributions ou d'autres revenus de ses filiales constituent un bénéfice imposable pour la Fiducie. La Fiducie a le droit de déduire ses frais et ses distributions aux porteurs de parts à des fins fiscales. Étant donné qu'elle distribue la totalité de son bénéfice aux porteurs de parts, la Fiducie ne devrait pas avoir d'impôts sur les bénéfices à payer.

Le 22 juin 2007, le projet de loi sur l'imposition des entités intermédiaires de placement déterminées (EIPD) a reçu la sanction royale, créant un nouvel impôt qui s'appliquera aux distributions de certaines fiducies de revenu et sociétés de personnes, y compris AltaGas, à compter du 1er janvier 2011. En fonction des écarts temporaires de la Fiducie devant se résorber après le 1er janvier 2011, la Fiducie a constaté une charge d'impôts futurs de 5,4 millions de dollars (y compris une charge de 0,1 million de dollars liée aux instruments financiers) et un passif d'impôts futurs d'un montant correspondant pour l'exercice terminé le 31 décembre 2007. Cette charge hors trésorerie était liée aux écarts temporaires entre la valeur comptable des actifs et des passifs d'AltaGas détenus dans des sociétés de personnes et leur valeur fiscale respective, et n'a eu aucune incidence immédiate sur les flux de trésorerie. Un taux d'imposition de néant a été appliqué aux écarts temporaires qui se résorberont avant 2011.

En 2008, les écarts temporaires rattachés à une société de personnes ont été transférés à une filiale active, de sorte que la Fiducie n'avait comptabilisé aucune charge d'impôts futurs au 31 décembre 2008, le passif d'impôts futurs au titre de l'impôt des EIPD ayant été remplacé par un passif d'impôts futurs au taux d'imposition des sociétés.

Imposition des filiales actives

Les filiales actives de la Fiducie constituées en sociétés sont assujetties à l'impôt de la même manière que toute autre société. Ces filiales ne devraient généralement pas payer un montant important d'impôts pendant l'exercice ou dans un avenir prévisible en vertu des lois fiscales en vigueur.

Situation fiscale consolidée

La charge d'impôts inscrite dans les états financiers consolidés diffère du montant qui découlerait de l'application au bénéfice avant impôts des taux d'imposition fédéral et provincial canadiens combinés prévus par la loi, comme suit :

	2008		2007	
Bénéfice avant impôts – consolidé	161 969	$	114 722	$
Instruments financiers – montant net	(10 986)		(1 115)	
Bénéfice avant instruments financiers et impôts	150 983		113 607	
Bénéfice d'AltaGas Income Trust distribué aux porteurs de parts	(134 849)		(92 544)	
Bénéfice avant impôts – filiales actives	16 134		21 063	
Taux d'imposition prévu par la loi (%)	29,50		32,12	
Impôts estimés au taux prévu par la loi	4 760		6 765	
Ajouter (déduire) l'incidence fiscale des éléments suivants :				
Augmentation (contrepassation) de l'impôt applicable aux EIPD	–		5 365	
Instruments financiers	3 357		1 561	
Réductions de taux appliquées aux passifs d'impôts futurs	(11 347)		(7 256)	
Écarts permanents entre la valeur comptable et la valeur fiscale des actifs et des passifs	373		294	
Tranche non imposable des gains en capital à la cession d'actifs et de placements	–		(1 634)	
Divers	1 255		833	
Charge (recouvrement) d'impôts				
Exigibles	2 328		297	
Futurs	(3 930)		266	
Futurs – EIPD	–		5 365	
	(1 602)	$	5 928	$
Taux d'imposition effectif (%)	(0,99)		5,17	

Le montant des passifs d'impôts futurs indiqué aux bilans consolidés correspond à la différence nette entre la valeur fiscale et la valeur comptable inscrites dans les bilans de la Fiducie aux taux d'imposition pratiquement en vigueur.

Aux 31 décembre, les impôts futurs se composaient des éléments suivants :

	2008		2007	
Immobilisations	162 680	$	31 101	$
Coût de la dette reporté	(60)		53	
Frais d'émission de parts	(679)		(635)	
Sociétés de personnes	37 010		26 878	
Charges de rémunération reportées	(3 890)		(2 092)	
Instruments financiers	16 260		2 973	
Divers	(65)		(49)	
	211 256	$	58 229	$

13. INFORMATIONS À FOURNIR CONCERNANT LE CAPITAL

Dans sa gestion du capital, la Fiducie vise à maintenir ses notations de première qualité, à maximiser la rentabilité de ses actifs existants et à accroître ses infrastructures énergétiques afin de créer de la valeur à long terme et d'améliorer le rendement pour les investisseurs. La Fiducie inclut l'avoir des porteurs de parts (y compris le cumul des autres éléments du résultat étendu), la dette à court terme et à long terme (y compris la tranche échéant à moins d'un an), moins la trésorerie et les équivalents de trésorerie dans sa structure du capital. Dans son ensemble, la stratégie de la Fiducie reste la même depuis 2007.

L'utilisation du financement par capitaux d'emprunt ou par capitaux propres dépend de la structure du capital d'AltaGas, qui est établie en fonction des normes et des risques associés à chacun de ses secteurs d'activité. Le ratio

d'endettement cible d'AltaGas (dette sur total de la structure du capital) se situe entre 40 % et 45 %. Au 31 décembre 2008, ce ratio était de 37,8 % (27,4 % au 31 décembre 2007).

	2008		2007	
Dette				
Dette à court terme	**4 493**	**$**	3 551	$
Tranche de la dette à long terme échéant à moins d'un an	**1 363**		1 234	
Dette à long terme	**559 412**		215 949	
Débentures convertibles	**16 682**		–	
	581 950		220 734	
Avoir des porteurs de parts	**957 442**		584 688	
Total de la structure du capital	**1 539 392**	**$**	805 422	$
Ratio dette sur total de la structure du capital (%)	**37,8**		27,4	

Toutes les facilités d'emprunt sont assorties de clauses restrictives financières et d'autres restrictions habituelles pour ce type de facilités, qui doivent être respectées à la fin de chaque trimestre civil. Les clauses restrictives sont fondées sur des mesures non conformes aux PCGR qui ne peuvent pas être recalculées à partir des informations fournies dans les états financiers consolidés.

Le tableau suivant résume les clauses restrictives de la Fiducie pour toutes les facilités de crédit au 31 décembre 2008 :

Ratios[1]	Exigences des clauses restrictives	Ratios d'AltaGas
Ratio dette/structure du capital	**pas plus de 60 %**	**39,7 %**
Ratio dette/BAIIA	**pas plus de 3,5x**	**2,06 x**
Ratio BAIIA/intérêts débiteurs	**pas moins de 2,5x**	**9,5 x**

[1] *Les ratios liés aux clauses restrictives sont calculés conformément aux ententes de facilités de crédit et diffèrent du calcul interne de la direction en raison de la définition de certains éléments selon les ententes de facilités de crédit.*

AltaGas a respecté ces clauses restrictives chaque trimestre depuis la mise en place des facilités.

14. INSTRUMENTS FINANCIERS ET GESTION DU RISQUE FINANCIER

Dans le cours normal des affaires, la Fiducie achète et vend du gaz naturel, des LGN et de l'électricité, et émet des titres d'emprunt à court terme et à long terme. La Fiducie se sert d'instruments dérivés pour réduire son exposition aux fluctuations des prix des marchandises, des taux d'intérêt et des taux de change qui découlent de ces activités. La Fiducie n'utilise pas d'instruments dérivés à des fins spéculatives.

Juste valeur des instruments financiers

Au 31 décembre 2008, tous les dérivés, outre ceux qui correspondent à l'exception visant les achats et ventes ordinaires, sont portés aux bilans consolidés à leur juste valeur. La juste valeur des dérivés d'électricité, de gaz naturel et de LGN a été calculée selon les prix à terme estimatifs publiés de la période considérée. Le calcul de la juste valeur des dérivés de taux d'intérêt et de taux de change est effectué selon les cours du marché.

La juste valeur de la dette à long terme a été estimée selon les versements du capital et de l'intérêt futurs actualisés au moyen de taux d'intérêt estimatifs. La juste valeur des débentures convertibles a été estimée selon le modèle de Black et Scholes.

La valeur comptable et la juste valeur des actifs et des passifs financiers de la Fiducie se présentaient comme suit :

Sommaire des justes valeurs

	2008		2007	
	Valeur comptable	**Juste valeur**	Valeur comptable	Juste valeur
Actifs financiers				
Détenus à des fins de transaction				
Trésorerie et équivalents de trésorerie[1]	**18 304 $**	**18 304 $**	12 451 $	12 451 $
Gestion du risque – dérivés[2]	**68 688**	**68 688**	56 113	56 113
Couvertures de flux de trésorerie				
Gestion du risque[2]	**86 608**	**86 608**	17 251	17 251
Prêts et créances				
Débiteurs et autres actifs[1, 3]	**216 079**	**216 079**	194 936	194 936
Dépôts de clients[1]	**24 017**	**24 017**	24 369	24 369
Disponibles à la vente				
Placements à long terme et autres actifs *(note 7)*	**–**	**–**	44 746	44 746
	413 696 $	**413 696 $**	349 866 $	349 866 $
Passifs financiers				
Détenus à des fins de transaction				
Gestion du risque – dérivés[2]	**64 281 $**	**64 281 $**	59 711 $	59 711 $
Couvertures de flux de trésorerie				
Gestion du risque[2]	**41 194**	**41 194**	4 215	4 215
Autres passifs financiers				
Créditeurs et autres charges à payer[1, 4]	**216 502**	**216 502**	185 943	185 943
Dépôts de clients[1]	**24 017**	**24 017**	24 369	24 369
Dette à court terme	**4 493**	**4 493**	3 551	3 551
Dette à long terme[5]	**563 082**	**550 971**	218 033	208 036
Débentures convertibles	**16 682**	**16 334**	–	–
	930 251 $	**917 792 $**	495 822 $	485 825 $

[1] *En raison de la nature ou de l'échéance à court terme de ces instruments financiers, la valeur comptable se rapproche de la juste valeur.*

[2] *La juste valeur correspond à la valeur comptable des dérivés et des éléments couverts.*

[3] *Exclut des impôts sur les bénéfices et des taxes de vente de 11 907 $ (6 656 $ au 31 décembre 2007).*

[4] *Exclut des impôts sur les bénéfices et des taxes de vente ainsi que des produits constatés d'avance de 3 655 $ (1 180 $ au 31 décembre 2007).*

[5] *Comprend la tranche de la dette à long terme échéant à moins d'un an et exclut des frais de financement reportés de 2 307 $ (850 $ au 31 décembre 2007).*

Sommaire du gain latent (de la perte latente) sur gestion du risque

	2008	2007
Gaz naturel	**5 510 $**	2 083 $
LGN	**4 997**	(590)
Électricité	**(550)**	(40)
Énergie thermique	**(163)**	188
Swaps de taux d'intérêt	**(4 896)**	165
Change	**6 088**	(691)
	10 986 $	1 115 $

Risque de marché sur les instruments financiers

La Fiducie est exposée au risque de marché et à une perte potentielle découlant de changements dans les valeurs des instruments financiers. AltaGas a conclu des contrats de dérivés financiers pour gérer son exposition aux fluctuations des prix des marchandises, des taux d'intérêt et des taux de change.

Gestion du risque marchandises

Gaz naturel

La Fiducie achète du gaz naturel et le vend à ses clients. Les contrats à prix fixe et aux prix du marché pour la vente et l'achat de gaz naturel viennent à échéance en 2013.

L'encours des contrats de la Fiducie se présentait comme suit :

31 décembre 2008			**Volume théorique (GJ)**		
Instruments dérivés	**Prix fixe (par GJ)**	**Période (mois)**	**Ventes**	**Achats**	**Juste valeur**
Contrat à livrer	**2,27 $ à 10,49 $**	**1 – 59**	**77 195 070**	**–**	**27 209 $**
Contrat à livrer	**2,27 $ à 10,73 $**	**1 – 59**	**–**	**77 195 070**	**(24 720) $**

31 décembre 2007			Volume théorique (GJ)		
Instruments dérivés	Prix fixe (par GJ)	Période (mois)	Ventes	Achats	Juste valeur
Contrat à livrer	2,16 $ à 10,37 $	1 – 55	105 375 003	–	(17 775) $
Contrat à livrer	2,16 $ à 10,37 $	1 – 55	–	105 375 003	14 754 $

Liquides de gaz naturel

La Fiducie a conclu une série de swaps afin de protéger une partie des volumes exposés aux différentiels de fractionnement des LGN.

L'encours des contrats de la Fiducie se présentait comme suit :

31 décembre 2008			**Volume théorique**		
Produit	**Prix fixe (par GJ)**	**Période (mois)**	**Ventes**	**Achats**	**Juste valeur**
Propane	**1,3800 $ à 1,8000 $ US/gallon**	**1 – 24**	**36 330 000 gallons**	**–**	**40 016 $**
Butane	**1,6500 $ à 2,3000 $ US/gallon**	**1 – 24**	**11 676 000 gallons**	**–**	**15 915 $**
WTI	**94,50 $ à 144,65 $ US/baril**	**1 – 24**	**134 500 barils**	**–**	**9 531 $**
Swaps en $ US	**0,9948 $ à 1,0262 $**	**1 – 24**		**82 550 $**	**(17 749) $**
Gaz naturel	**7,84 $ à 9,93 $/GJ**	**1 – 24**	**–**	**5 451 000 GJ**	**(11 509) $**

31 décembre 2007			Volume théorique		
Produit	Prix fixe (par GJ)	Période (mois)	Ventes	Achats	Juste valeur
Propane	1,2825 $ à 1,4725 $ US/gallon	1 – 12	9 677 178 gallons	–	$ (1,156)
Butane	1,4950 $ à 1,7000 $ US/gallon	1 – 12	2 612 064 gallons	–	$ (685)
WTI	83,20 $ à 89,10 $ US/baril	1 – 12	27 489 barils	–	$ (143)
$ US	0,9268 $ à 0,9820 $	1 – 12		13 972 $	$ (662)
Gaz naturel	6,455 $ à 6,550 $/GJ	1 – 12	–	1 382 591 GJ	$ 159

Électricité

Conformément aux EAE, AltaGas est tenue d'acheter de l'électricité à des conditions et à des prix convenus jusqu'au 31 décembre 2020. La Fiducie vend l'électricité à Alberta Electric System Operator aux prix du marché et se sert de swaps et de tunnels pour fixer les prix sur une partie des volumes. La stratégie d'AltaGas vise à protéger les marges afin

de fournir des résultats prévisibles. Certains contrats correspondent à l'exception au titre des besoins prévus en matière d'achats, de ventes ou de consommation intermédiaire et n'ont pas été inclus dans les actifs ou passifs de gestion du risque. Au 31 décembre 2008, la Fiducie n'avait pas l'intention de résilier de contrats avant leur échéance.

La Fiducie n'avait aucun contrat à livrer sur l'électricité en cours au 31 décembre 2008.

31 décembre 2007			Volume théorique (MWh)		
Instruments dérivés	Prix fixe (par MWh)	Période (mois)	Ventes	Achats	Juste valeur
Contrat à livrer	79,00 $ à 80,60 $	1 – 3	2 160	–	(28) $
Contrat à livrer	63,25 $ à 68,00 $	1 – 3	–	2 160	31 $

L'encours des swaps et tunnels sur marchandises de la Fiducie se présentait comme suit :

31 décembre 2008			**Volume théorique (MWh)**		
Instruments dérivés	**Prix fixe (par MWh)**	**Période (mois)**	**Ventes**	**Achats**	**Juste valeur**
Swaps et tunnels	**60,50 $ à 88,00 $**	**1 – 24**	**2 595 105**	**–**	**734 $**
Swaps et tunnels	**56,50 $ à 75,75 $**	**1 – 108**	**–**	**259 520**	**5 207 $**

31 décembre 2007			Volume théorique (MWh)		
Instruments dérivés	Prix fixe (par MWh)	Période (mois)	Ventes	Achats	Juste valeur
Swaps et tunnels	65,00 $ à 88,00 $	1 – 24	1 626 624	–	10 932 $
Swaps et tunnels	56,50 $	1 – 120	–	263 016	3 339 $

L'encours des couvertures du coût thermique de la Fiducie se présentait comme suit :

31 décembre 2008			**Volume théorique (GJ ou MWh)**		
Instruments dérivés	**Prix fixe (par GJ ou MWh)**	**Période (mois)**	**Ventes**	**Achats**	**Juste valeur**
Gaz naturel (par GJ)	**6,07 $**	**1**	**–**	**14 700**	**(5) $**
Électricité (par MWh)	**107,50 $ à 195,50 $**	**1**	**1 225**	**–**	**29 $**

31 décembre 2007			Volume théorique (GJ ou MWh)		
Instruments dérivés	Prix fixe (par GJ ou MWh)	Période (mois)	Ventes	Achats	Juste valeur
Gaz naturel (par GJ)	6,08 $ à 6,17 $	1	–	79 050	18 $
Électricité (par MWh)	89,00 $ à 138,00 $	1	6 510	–	170 $

Gestion du risque de taux d'intérêt

Pour se protéger de l'incidence des fluctuations futures des taux d'intérêt, la Fiducie conclut des swaps de taux d'intérêt pour fixer le taux d'intérêt sur une partie des acceptations bancaires émises en vertu des facilités de crédit. L'objectif de la Fiducie est d'avoir environ 70 % à 75 % de sa dette à des taux d'intérêt fixes.

L'encours des swaps de taux d'intérêt de la Fiducie se présentait comme suit :

31 décembre 2008	**Taux d'intérêt moyen pondéré**	**Période (mois)**	**Montant nominal**	**Juste valeur**
Swaps	**3,746 %**	**1 – 15**	**205 000 $**	**(4 814) $**

31 décembre 2007	Taux d'intérêt moyen pondéré	Période (mois)	Montant nominal	Juste valeur
Swaps	3,56 %	2 – 15	25 000 $	165 $

Gestion du risque de change

La Fiducie conclut des contrats de change à terme, des swaps et des options sur change pour gérer le risque de fluctuation des flux de trésorerie lié aux variations des taux de change du dollar américain et des euros.

L'encours des contrats de la Fiducie se présentait comme suit :

31 décembre 2008	**Prix fixe**	**Période (mois)**	**Montant nominal**	**Juste valeur**
Swaps ($ US)	**1,0164 $ à 1,2925 $**	**1 – 21**	**3 273 $**	**539 $**
Contrats à terme et options (euro)[1]	**1,470 $ à 1,5350 $**	**4 – 9**	**62 700 €**	**12 651 $**

31 décembre 2007	Prix fixe	Période (mois)	Montant nominal	Juste valeur
Swaps ($ US)	0,9765 $ à 1,0882 $	1 – 5	995 $	(41) $
Contrats à terme et options (euro)[1]	1,42 $ à 1,4436 $	1 – 3	11 900 €	326 $

[1] Liés au contrat avec Enercon GmBH visant l'approvisionnement et l'installation d'éoliennes destinées au parc d'éoliennes de Bear Mountain. Les obligations sont libellées en euros.

Contrat à terme sur obligations

La Fiducie a reporté l'émission d'un billet à moyen terme de cinq ans d'un montant de 100 millions de dollars au deuxième ou troisième trimestre de 2009 en raison de la conjoncture du marché. Pour couvrir partiellement le risque de hausse des taux d'intérêt, la Fiducie a renouvelé un contrat à terme sur obligations de 50 millions de dollars avec une banque à charte canadienne en décembre 2008, afin de bloquer un rendement obligataire à cinq ans du gouvernement du Canada d'environ 3,28 %. Au 31 décembre 2008, la couverture du contrat à terme sur obligations avait une juste valeur marchande négative de 3,2 millions de dollars.

Analyse de sensibilité

L'analyse de sensibilité est estimée en fonction des volumes théoriques de chaque contrat de marchandises, de swaps de taux d'intérêt et de change en cours, en tenant compte de l'incidence des impôts futurs.

Le tableau suivant présente les effets possibles des changements des facteurs de risque importants sur le bénéfice net et les autres éléments du résultat étendu d'AltaGas pour les contrats en cours au 31 décembre 2008 :

Facteur	Augmentation ou diminution[1]	Augmentation ou diminution du bénéfice net	Augmentation ou diminution des autres éléments du résultat étendu
Prix moyens du réseau commun d'électricité de l'Alberta	2 $/MWh	2 $	3 443 $
Prix du disponible du gaz naturel (AECO)	1 $/GJ	1 672	–
Différentiels de fractionnement des LGN			
Propane	5 $/baril	–	3 079
Butane	5 $/baril	8	981
WTI	5 $/baril	7	472
Gaz naturel en remplacement de la valeur thermique des LGN	1 $/GJ	–	3 882
Change ($ US seulement)	1 %	–	569
Swaps de taux d'intérêt	25 points de base	513	–
Contrat à terme de gré à gré sur obligations	25 points de base	–	125
Change	1 %	207 $	238 $

[1] *Augmentation ou diminution estimative des prix ou des courbes des contrats à terme.*

Risque de crédit sur instruments financiers

Le risque de crédit découle de la possibilité qu'une contrepartie à un instrument financier soit incapable de respecter ses obligations selon les modalités du contrat.

La politique de crédit d'AltaGas décrit les paramètres utilisés pour consentir, évaluer et surveiller le crédit consenti aux contreparties ainsi que pour établir des rapports sur ce crédit. AltaGas réduit le risque de contrepartie au minimum en menant des évaluations de crédit sur les contreparties afin de fixer des limites de crédit précises pour les clients, avant la fourniture de produits ou la prestation de services et de façon récurrente. En outre, la plupart des contrats comprennent des clauses de limitation du crédit qui permettent à AltaGas d'obtenir de la part des contreparties des garanties financières ou des garanties d'exécution dans certaines situations. AltaGas constitue une provision pour créances douteuses dans le cours normal de ses affaires.

Le risque de crédit maximal de la Fiducie se compose essentiellement de la valeur comptable des actifs financiers non dérivés et de la juste valeur des actifs financiers dérivés. Au 31 décembre 2008, AltaGas était exposée à un risque de concentration de risque de contrepartie auprès de la Banque de Montréal, pour un montant de 36,2 millions de dollars lié à des dérivés; cependant, le risque de défaut de paiement est jugé minimal. AltaGas était exposée à un risque de concentration de risque de crédit auprès d'une seule contrepartie dans le secteur du gaz auprès de Utility Group, pour un montant de 16,9 millions de dollars. Le risque découlant de la relation avec Utility Group est réduit au minimum en raison de la nature des activités de cette dernière, qui est en mesure de recouvrer le coût du gaz auprès de ses clients en vertu des lois sur les services publics de l'Alberta.

Débiteurs en souffrance ou ayant subi une baisse de valeur

La Fiducie avait les débiteurs en souffrance ou ayant subi une baisse de valeur suivants :

31 décembre 2008		Débiteurs en souffrance ou ayant subi une baisse de valeur	Débiteurs en souffrance mais n'ayant subi aucune baisse de valeur, par période			
Débiteurs	**2008**		Moins de 30 jours	31 à 60 jours	61 à 90 jours	Plus de 90 jours
Créances clients	**213 959 $**	1 908 $	193 012 $	9 887 $	3 029 $	6 123 $
Autres créances	**8 229**	–	7 672	–	194	363
Provision pour mauvaises créances	**(1 908)**	(1 908)	–	–	–	–
	220 280 $	– $	200 684 $	9 887 $	3 223 $	6 486 $

Provision pour mauvaises créances

Provision pour mauvaises créances au début de l'exercice	1 765 $
Charge de l'exercice	143
Provision pour mauvaises créances à la fin de l'exercice	1 908 $

Risque d'illiquidité sur instruments financiers

Le risque d'illiquidité constitue le risque que la Fiducie soit incapable de respecter ses obligations financières à l'échéance. La Fiducie gère ce risque au moyen d'un vaste processus de budgétisation et de surveillance afin de s'assurer qu'elle a suffisamment de liquidités et de facilités de crédit pour respecter ses obligations. L'objectif de la Fiducie vise à maintenir sa notation de première qualité afin d'avoir accès au financement par capitaux d'emprunt ou par capitaux propres, au besoin (note 13).

Au 31 décembre 2008, les échéances contractuelles des passifs financiers non dérivés se présentaient comme suit :

	Paiements exigibles par période					
	Total	2009	2010	2011	2012	Par la suite
Dette à court terme	4 493 $	4 493 $	– $	– $	– $	– $
Dette à long terme[1, 2, 3]	563 082	101 925	354 878	1 878	101 878	2 523
Débentures convertibles	16 682	–	16 682	–	–	–
	584 257 $	106 418 $	371 560 $	1 878 $	101 878 $	2 523 $

[1] *Composée des crédits d'exploitation, des billets à moyen terme et des obligations au titre des contrats de location-acquisition, excluant les frais de financement reportés (note 9).*

[2] *Comprend la tranche de la dette à long terme échéant à moins d'un an.*

[3] *Se reporter à la note 29 pour la description de la nouvelle facilité de crédit qui remplacera la facilité de crédit actuelle venant à échéance en septembre 2009.*

15. AVOIR DES PORTEURS DE PARTS

31 décembre	2008	2007
Capital des porteurs de parts *(note 16)*	**850 992 $**	505 544 $
Surplus d'apport *(note 17)*	**4 261**	3 875
Bénéfices cumulés	**673 983**	510 412
Débentures convertibles	**1 600**	–
Bons de souscription	**4 500**	–
Dividendes accumulés	**(41 114)**	(41 114)
Distributions aux porteurs de parts accumulées déclarées[1]	**(538 227)**	(391 103)
Distributions d'actions ordinaires de Utility Group	**(29 848)**	(29 848)
Ajustements transitoires découlant de l'adoption de nouvelles normes comptables relatives aux instruments financiers	**(247)**	(247)
Cumul des autres éléments du résultat étendu	**31 542**	27 169
	957 442 $	584 688 $

[1] *Les distributions aux porteurs de parts accumulées versées par la Fiducie au 31 décembre 2008 s'élevaient à 525,3 millions de dollars (380,9 millions de dollars au 31 décembre 2007).*

En 2007, les porteurs de parts de la Fiducie et les porteurs de parts échangeables d'AltaGas Holding Limited Partnership No. 1 ont reçu une action ordinaire de Utility Group pour chaque tranche de 100 parts de fiducie ou parts échangeables détenues le 27 août 2007. Dans le cadre du plan de distribution, un porteur de parts qui s'est vu attribuer moins de 50 actions ordinaires de Utility Group a reçu une somme au comptant. Le nombre d'actions ordinaires de Utility Group distribuées aux porteurs de parts s'est élevé à 577 416, ce qui a réduit l'avoir des porteurs de parts de 4,2 millions de dollars. Cette distribution a donné lieu à une réduction de 27 % de la participation de la Fiducie dans Utility Group, qui est passée à 19,6 %.

16. CAPITAL DES PORTEURS DE PARTS

La Fiducie est autorisée à émettre :

- Un nombre illimité de parts de fiducie rachetables au comptant au gré du porteur;
- Un nombre illimité de parts de société en commandite de catégorie B d'AltaGas Holding Limited Partnership No. 1 (AltaGas LP #1) qui sont échangeables contre des parts de fiducie, à raison de une pour une. Avant le 1er mai 2014, l'échange se fait au gré du porteur en tout temps, et au gré de la Fiducie si le nombre de parts d'AltaGas LP #1 en circulation chute sous 750 000. Après le 1er mai 2014, l'échange se fera au gré de la Fiducie ou du porteur de parts;
- Un nombre illimité de parts de société en commandite de catégorie B d'AltaGas Holding Limited Partnership No. 2 (AltaGas LP #2) qui sont échangeables contre des parts de fiducie, à raison de une pour une. Avant le 1er mai 2009, l'échange se fait au gré du porteur en tout temps, et au gré de la Fiducie si le nombre de parts d'AltaGas LP #2 en circulation chute sous 1 000 000. Après le 1er mai 2009, l'échange se fera au gré de la Fiducie ou du porteur de parts.

Parts de fiducie émises et en circulation	Nombre	Montant
31 décembre 2006	54 313 552	451 795 $
Parts émises au comptant à l'exercice d'options	3 400	68
Parts émises en vertu du régime de réinvestissement des distributions[1]	1 692 128	41 726
Parts émises contre des parts échangeables	48 358	277
31 décembre 2007	56 057 438	493 866 $

Parts échangeables émises et en circulation		
Émises par AltaGas LP #1 le 31 décembre 2006	2 088 814	11 955 $
Parts d'AltaGas LP #1 rachetées contre des parts de fiducie	(48 358)	(277)

31 décembre 2007	2 040 456	11 678
Émises et en circulation au 31 décembre 2007	58 097 894	505 544 $

Parts de fiducie émises et en circulation	Nombre de parts	Montant
31 décembre 2007	56 057 438	493 866 $
Parts émises au comptant à l'exercice d'options	2 150	55
Parts émises en vertu du régime de réinvestissement des distributions[1]	1 635 937	34 612
Parts émises contre des parts échangeables	60 890	859
Parts émises à l'acquisition d'entreprise	7 553 174	194 645
Parts émises à la conversion des débentures convertibles	53 439	1 843
Parts émises dans le cadre d'un appel public à l'épargne (déduction faite de frais d'émission de 5,2 millions de dollars)	4 398 750	110 077
31 décembre 2008	**69 761 778**	**835 957 $**

Parts échangeables émises et en circulation	Nombre de parts	Montant
Émises par AltaGas LP #1 le 31 décembre 2007	2 040 456	11 678 $
Parts d'AltaGas LP #1 rachetées contre des parts de fiducie	(60 890)	(859)
Parts émises à l'acquisition d'entreprise	163 607	4 216
31 décembre 2008	**2 143 173**	**15 035**
Émises et en circulation au 31 décembre 2008	**71 904 951**	**850 992 $**

[1] Régime de réinvestissement des distributions et régime optionnel d'achat de parts.

Exercices terminés les 31 décembre

Nombre moyen pondéré de parts en circulation[1]	**2008**	2007
Nombre de parts – de base	**68 812 654**	57 382 209
Instruments de capitaux propres dilutifs[2]	**890 744**	37 632
Nombre de parts – dilué	**69 703 398**	57 419 841

[1] Comprend les parts échangeables.

[2] Comprend les options, les débentures convertibles et les bons de souscription.

La Fiducie a un régime d'options d'achat de parts auquel les employés et les administrateurs sont admissibles. Au 31 décembre 2008, 10 % des parts en circulation étaient réservées pour émission en vertu de ce régime. Jusqu'au 31 décembre 2008, les droits des options attribuées en vertu du régime avaient, en général, une durée de dix ans et pouvaient être acquis sur une période d'au plus quatre ans.

Au 31 décembre 2008, les options en cours pouvaient être exercées à diverses dates sur une période d'au plus dix ans. Au 31 décembre 2008, la juste valeur non imputée de la charge de rémunération à base d'options d'achat de parts associée aux périodes futures était de 0,6 million de dollars (0,7 million de dollars au 31 décembre 2007).

Le tableau qui suit résume l'information sur les options d'achat de parts de la Fiducie :

	Options en cours			
	2008		2007	
	Nombre d'options	**Prix d'exercice[1]**	Nombre d'options	Prix d'exercice[1]
Options d'achat de parts en cours au début de l'exercice	**1 310 400**	**26,36 $**	923 550	27,23 $
Attribuées	**1 882 250**	**16,84**	548 500	25,31
Exercées	**(2 150)**	**17,17**	(3 400)	20,06
Échues	**(218 250)**	**26,42**	(158 250)	27,94
Options d'achat de parts en cours à la fin de l'exercice	**2 972 250**	**20,33 $**	**1 310 400**	**26,36 $**
Options d'achat de parts exerçables à la fin de l'exercice	**602 326**	**25,91 $**	**331 425**	**25,50 $**

[1] Moyenne pondérée.

Le tableau suivant résume le régime d'options d'achat de parts des employés au 31 décembre 2008 :

	Options en cours			Options exerçables	
	Nombre d'options en cours	Prix d'exercice moyen pondéré	Durée contractuelle restante moyenne pondérée	Nombre d'options exerçables	Prix d'exercice
5,00 $ à 7,00 $	9 000	6,10 $	1,45	9 000	6,10 $
7,01 $ à 15,50 $	1 406 500	14,16	9,83	27 500	11,21
15,51 $ à 25,08 $	739 750	24,13	8,69	155 159	24,03
25,09 $ à 29,50 $	817 000	27,68	7,89	410 667	28,04
	2 972 250	20,33 $	8,99	602 326	25,91 $

La juste valeur de chaque option attribuée est évaluée à la date d'attribution selon le modèle de Black et Scholes, à l'aide des hypothèses moyennes pondérées suivantes au titre des attributions :

	2008	2007
Taux d'intérêt sans risque (%)	**3,43**	3,29
Durée prévue (en années)	**10**	10
Volatilité prévue (%)	**23,81**	21,71
Distributions annuelles par part (en dollars)	**2,10**	2,04

En 2004, AltaGas a mis sur pied un régime de rémunération à base de parts qui attribue des parts fictives à certains employés. Les parts fictives sont évaluées selon les distributions déclarées et le cours des parts de fiducie. Les droits des parts sont acquis selon un calendrier d'acquisition graduelle. La charge de rémunération comptabilisée en 2008 à l'égard de ce régime a été de 5,5 millions de dollars (5,1 millions de dollars en 2007). En 2008, des parts fictives ont été attribuées à tous les employés. Au 31 décembre 2008, la juste valeur non imputée de la charge de rémunération à base de parts associée aux périodes futures était de 18,4 millions de dollars (14,2 millions de dollars au 31 décembre 2007).

17. SURPLUS D'APPORT

	2008	2007
Solde au début de l'exercice	**3 875 $**	3 322 $
Amortissement des options d'achat de parts	**431**	617
Exercice d'options d'achat de parts	**(18)**	(18)
Annulation d'options d'achat de parts	**(27)**	(46)
Solde à la fin de l'exercice	**4 261 $**	3 875 $

18. RÉSULTAT PAR PART

Le calcul du résultat net par part est présenté dans le tableau suivant :

	2008	2007
Numérateur :		
Numérateur pour le résultat par part de base	**163 571 $**	108 794 $
Numérateur pour le résultat par part dilué	**164 567 $**	108 794 $
Dénominateur :		
Nombre moyen pondéré de parts	**68 813**	57 382
Instruments de capitaux propres dilutifs[1]	**891**	38
Dénominateur pour le résultat par part dilué	**69 704**	57 420
Résultat par part de base	**2,38 $**	1,90 $
Résultat par part dilué	**2,36 $**	1,89 $

[1] *Comprend les options, les débentures convertibles et les bons de souscription.*

19. ENGAGEMENTS

Les paiements minimums futurs estimatifs en vertu de contrats de location-exploitation de bureaux, de matériel de bureau et de matériel roulant au 31 décembre 2008 s'établissaient comme suit :

2009	4 866 $
2010	4 629
2011	4 295
2012	3 566
2013	531
	17 887 $

En vertu des modalités d'un contrat de livraison à long terme de gaz naturel de 1997, la Fiducie s'est engagée à livrer du gaz naturel à des prix allant de 2,34 $ le mpc en 2007 à 2,40 $ le mpc jusqu'à l'échéance du contrat en 2009. La Fiducie a conclu des contrats avec plusieurs producteurs afin de garantir les volumes pour remplir les exigences de ce contrat. En 1999, l'un de ces producteurs n'a pas respecté son obligation contractuelle de livraison de gaz naturel, de sorte que la Fiducie a dû assumer l'engagement de livraison de 2 845 mpc/j de ce producteur. En décembre 2006, elle a conclu avec un tiers un contrat à prix fixe établissant le prix forfaitaire de l'approvisionnement en gaz lié à l'engagement jusqu'à l'échéance de ce dernier en 2009.

En 1999, la Fiducie a acquis une entente d'achat de gaz naturel tiré de réserves précises moyennant 0,05 $ le mpc pour la durée de vie des réserves. La production tirée de ces réserves a été de 1 239 mpc/j en 2008 (1 039 mpc/j en 2007).

En 2007, AltaGas a conclu un contrat de livraison et d'installation avec Enercon GmbH visant la livraison et l'installation d'éoliennes pour le projet de parc d'éoliennes de Bear Mountain. La Fiducie doit payer environ 100 millions de dollars avant que l'installation ne soit terminée. Elle a aussi conclu d'autres contrats de livraison en vertu desquels elle doit verser environ 25 millions de dollars pour les coûts d'équipement et de construction liés au projet de parc d'éoliennes de Bear Mountain.

20. VARIATION NETTE DU FONDS DE ROULEMENT HORS TRÉSORERIE

La variation nette des éléments du fonds de roulement hors trésorerie a fait augmenter (diminuer) les flux de trésorerie provenant de l'exploitation, comme suit :

Exercices terminés les 31 décembre	**2008**	2007
Débiteurs[1]	**4 803 $**	32 654 $
Stocks	**(645)**	(69)
Autres actifs à court terme[2]	**(4 491)**	6 065
Créditeurs et charges à payer[1]	**(7 878)**	(23 080)
Dépôts des clients	**(352)**	8 065
Produits constatés d'avance	**1 059**	930
Autres passifs à court terme	**12 606**	(1 661)
	5 102	22 904
Ajouter : augmentation des coûts en capital à payer	**(15 993)**	(2 179)
Variation nette du fonds de roulement hors trésorerie lié à l'exploitation	**(10 891) $**	20 725 $

[1] Certains postes peuvent ne pas correspondre à la variation nette indiquée au bilan consolidé en raison d'une acquisition (note 3).

[2] Exclut un billet à recevoir de 6,5 millions de dollars inclus dans les activités d'investissement.

Les paiements au comptant ci-après ont été pris en compte dans le calcul du bénéfice :

Exercices terminés les 31 décembre	**2008**	2007
Intérêts payés	**24 023 $**	12 078 $
Impôts sur les bénéfices payés	**2 577 $**	181 $

21. RÉGIMES DE RETRAITE ET AVANTAGES COMPLÉMENTAIRES DE RETRAITE

Régime de retraite à cotisations déterminées

Le 1er juillet 2005, AltaGas a mis en œuvre un régime de retraite à cotisations déterminées pour la quasi-totalité des employés réguliers. Le régime de retraite à cotisations déterminées remplaçait le régime enregistré d'épargne-retraite (REER) collectif comme régime de retraite principal d'AltaGas pour ses employés.

La charge nette de retraite comptabilisée au titre du régime de retraite à cotisations déterminées a été de 1,7 million de dollars pour l'exercice terminé le 31 décembre 2008 (1,4 million de dollars en 2007).

Régimes de retraite à prestations déterminées

En date du 25 août 2004, le passif au titre du régime de retraite non contributif à prestations déterminées pour les années de service ouvrant droit à pension antérieures à AltaGas de neuf employés de la Fiducie a été pris en charge en vertu de la partie II du régime de retraite des employés par suite de l'acquisition. Aucune autre année de service ne sera cumulée en vertu de ce régime dans l'avenir.

En date du 1er janvier 2005, le régime a été modifié à l'égard de certains employés qui étaient à l'emploi d'AltaGas Utilities Inc., filiale en propriété exclusive de la Fiducie pour la majeure partie de 2005. Les actifs et les passifs liés à trois de ces employés ont été cédés aux parties III et IV du régime de retraite des employés en 2006.

Les cotisations au régime relatives aux parties II, III et IV du régime de retraite des employés en 2008 et 2007 ont été faites conformément au rapport d'évaluation actuarielle aux fins de la capitalisation au 30 septembre 2005 selon un rapport daté du 29 mars 2006. En date du 30 septembre 2008 a été effectuée une évaluation actuarielle qui révèle la nécessité de hausser les cotisations. Un rapport d'évaluation indiquant quelles seront ces cotisations sera déposé auprès des organismes de réglementation avant le 30 mars 2009. Toute cotisation additionnelle requise pour la période du 1er octobre 2008 au 31 décembre 2008 par suite de l'évaluation du 30 septembre 2008 sera remise à la Fiducie en 2009.

Au 31 décembre 2008, l'obligation au titre des prestations constituées de la Fiducie à l'égard de ce régime s'établissait à 1,9 million de dollars (1,9 million de dollars au 31 décembre 2007). Au 31 décembre 2008, le régime avait comptabilisé dans ses états financiers consolidés un passif au titre des prestations constituées de 10 000 dollars (0,3 million de dollars au 31 décembre 2007).

En 2008, la Fiducie a pris en charge deux régimes de retraite à prestations déterminées par suite de l'acquisition de Taylor. Ces régimes concernent les employés syndiqués de l'usine d'extraction Younger (Younger) et certains employés du complexe Harmattan (Harmattan). AltaGas a ajusté le passif actuariel de ces régimes afin d'être conforme aux hypothèses utilisées pour les régimes de retraite existants. Les cotisations au régime de retraite de Younger et au régime de retraite de Harmattan en 2008 ont été versées en fonction d'une évaluation actuarielle aux fins de capitalisation respectivement au 31 décembre 2006 et au 31 décembre 2007. Au 31 décembre 2008, l'obligation au titre des prestations constituées de la Fiducie à l'égard de ces régimes s'établissait à 7,7 millions de dollars. Au 31 décembre 2008, ces régimes avaient comptabilisé dans leurs états financiers consolidés un passif au titre des prestations constituées de 1,1 million de dollars.

Pour l'exercice terminé le 31 décembre 2008, la charge nette de retraite pour l'ensemble des régimes à prestations déterminées s'établissait à 0,4 million de dollars (recouvrement net de 15 000 $ pour 2007).

Régime de retraite complémentaire des dirigeants (RRCD)

En date du 1er juillet 2005, la Fiducie a établi un régime de retraite à prestations déterminées non enregistré qui procure aux dirigeants admissibles des prestations de retraite déterminées en fonction du salaire moyen, des années de service et de l'âge de la retraite. Au 31 décembre 2008, l'obligation au titre des prestations constituées de la Fiducie à l'égard de ce régime s'établissait à 3,6 millions de dollars (3,0 millions de dollars au 31 décembre 2007). Au 31 décembre 2008, le régime avait comptabilisé dans ses états financiers un passif au titre des prestations constituées de 3,7 millions de dollars (1,9 million de dollars au 31 décembre 2007).

Les prestations du RRCD seront versées à même le revenu général d'AltaGas à mesure que les paiements seront exigibles. Une garantie sera fournie pour les prestations du RRCD au moyen d'une lettre de crédit dans un compte en fiducie ouvert dans le cadre d'une convention de retraite.

Pour l'exercice terminé le 31 décembre 2008, la charge nette de retraite s'établissait à 1,7 million de dollars (1,0 million de dollars en 2007).

Le tableau suivant résume les régimes à prestations déterminées, y compris le RRCD :

	2008	2007
Régimes à prestations déterminées		
Solde au début de l'exercice[1]	**15 122 $**	4 079 $
Gain actuariel	**(3 588)**	(73)
Coût des services rendus au cours de l'exercice	**1 575**	738
Cotisations des participants	**102**	–
Coût des services passés	**294**	–
Intérêts débiteurs	**844**	240
Prestations versées	**(1 203)**	(83)
Solde à la fin de l'exercice	**13 146**	4 901
Actifs des régimes		
Juste valeur au début de l'exercice[1]	**9 931**	1 729
Perte réelle des actifs des régimes	**(1 538)**	(71)
Cotisations patronales	**1 471**	11
Cotisations des participants	**102**	–
Prestations versées	**(1 203)**	(83)
Juste valeur à la fin de l'exercice	**8 763**	1 586
État de la capitalisation	**(4 383)**	(3 315)
Coûts des services passés non amortis	**(810)**	778
Perte actuarielle nette non amortie	**389**	330
Passif au titre des prestations constituées comptabilisé dans les états financiers	**(4 804) $**	(2 207) $

	2008	2007
Principales hypothèses actuarielles retenues aux 31 décembre		
Taux d'actualisation (%)	**7,25**	5,50
Taux de rendement prévu à long terme des actifs des régimes (%)	**6,75 – 7,25**	6,00 – 6,75
Taux d'augmentation de la rémunération (%)	**3,50 – 4,00**	3,50 – 4,00
Durée résiduelle moyenne d'activité des employés actifs (en années)	**12,9**	9,8
Coût net des prestations pour l'exercice		
Charges et coûts des prestations au titre des services rendus au cours de l'exercice	**1 575 $**	739 $
Intérêts débiteurs	**844**	240
Perte réelle des actifs des régimes	**1 538**	71
Gain actuariel lié à l'obligation au titre des prestations constituées	**(3 588)**	(73)
Coût survenu au cours de l'exercice	**369**	977
Écarts entre le coût survenu au cours de l'exercice et le coût constaté au cours de l'exercice à l'égard des éléments suivants :		
Gain actuariel (perte actuarielle) des actifs des régimes	**(2 197)**	(188)
Gain actuariel lié à l'obligation au titre des prestations constituées	**3 588**	84
Amortissement du coût des services passés	**371**	77
Coût net des prestations de l'exercice constaté	**2 131 $**	950 $

[1] *Comprend les régimes de Younger et de Harmattan acquis en même temps que Taylor.*

Les actifs sont investis dans des fonds équilibrés de composition très diversifiée parmi des titres à revenu fixe, des actions canadiennes et des actions étrangères. La répartition globale des placements des régimes s'établissait comme suit au 31 décembre 2008 :

	Pourcentage de l'actif des régimes
Trésorerie et équivalents à court terme	10,97 %
Actions canadiennes	26,58 %
Actions étrangères	27,61 %
Titres à revenu fixe	34,84 %
	100,00 %

Avantages complémentaires de retraite

En 2008, la Fiducie a pris en charge deux régimes de retraite à prestations déterminées par suite de l'acquisition de Taylor pour les employés syndiqués de Younger et de Harmattan. Les prestations versées aux retraités se limitent au paiement de primes d'assurance-vie et d'assurance-maladie.

Au 31 décembre 2008, l'obligation au titre des prestations constituées de la Fiducie à l'égard de ces régimes s'établissait à 0,6 million de dollars. Au 31 décembre 2008, le régime avait comptabilisé dans ses états financiers un passif au titre des prestations constituées de 0,8 million de dollars. Pour l'exercice terminé le 31 décembre 2008, la charge nette de retraite comptabilisée au titre de ces régimes a été de 0,1 million de dollars.

22. OPÉRATIONS ENTRE PARTIES LIÉES

Dans le cours normal des affaires, la Fiducie et ses sociétés affiliées concluent des opérations avec des parties liées. Ces opérations ont été comptabilisées à leur valeur d'échange comme suit :

Exercices terminés les 31 décembre	**2008**	2007
Frais d'administration, de gestion et d'autres services payés par :		
Utility Group à la Fiducie	**219 $**	29 $
la Fiducie à Utility Group	**4 $**	445 $
Ventes de gaz naturel par la Fiducie aux filiales de Utility Group	**96 457 $**	83 370 $
Honoraires pour services d'exploitation payés par les filiales de Utility Group	**427 $**	341 $
Services de transport fournis par les filiales de Utility Group	**491 $**	477 $
Paiements versés en vertu de contrats de location-exploitation de bureaux et de mobilier de bureau par la Fiducie à une société dont le propriétaire est un employé	**88 $**	85 $

Les montants correspondants à recevoir des parties liées et à payer à des parties liées ne portent pas intérêt et sont rattachés aux opérations dans le cours normal des affaires.

Au 31 décembre 2008, les débiteurs comprenaient un montant de 16,9 millions de dollars (13,5 millions de dollars au 31 décembre 2007) à recevoir des parties liées de la Fiducie. Au 31 décembre 2008, les créditeurs comprenaient un montant de 1 000 $ (50 000 $ au 31 décembre 2007) à payer à des parties liées de la Fiducie.

Au cours de 2007, AltaGas a vendu à Utility Group sa participation de 33,3335 % dans la coentreprise Ikhil, moyennant une contrepartie de 9,0 millions de dollars, dans le cadre du programme de dessaisissement des actifs de production secondaires.

23. COENTREPRISES

La quote-part de la Fiducie dans ses ententes de coentreprises est décrite dans le tableau suivant :

	2008	2007
Quote-part du bénéfice d'exploitation pour les exercices terminés les 31 décembre		
Produits	**468 588 $**	201 124 $
Charges	**361 238**	131 220
	107 350 $	69 904 $
Quote-part de l'actif net au 31 décembre		
Actif à court terme	**19 223 $**	33 135 $
Immobilisations	**274 437**	91 238
Ententes, contrats et relations de services énergétiques	**69 674**	75 483
Placements à long terme et autres actifs	**–**	3 643
Passif à court terme	**(18 887)**	(32 780)
	344 447 $	170 719 $
Quote-part des flux de trésorerie pour les exercices terminés les 31 décembre		
Activités d'exploitation	**122 494 $**	79 959 $
Activités d'investissement	**(213 783)**	(571)
Activités de financement	**91 289**	(79 388)
	–	–

24. GAIN À LA VENTE D'ACTIFS

Au cours de 2008, AltaGas a vendu un projet d'électricité en voie de développement pour une contrepartie de 6,6 millions de dollars. La vente d'immobilisations a engendré un gain avant impôts de 1,4 million de dollars.

25. OPÉRATION NON MONÉTAIRE

En 2008, AltaGas a échangé une participation de 50 % dans l'une de ses installations de traitement de gaz naturel contre une participation de 15,5 % dans une installation semblable dont les 84,5 % restants appartenaient principalement à la Fiducie. La juste valeur de 1,1 million de dollars a été calculée en fonction des flux de trésorerie estimatifs de l'immobilisation acquise. L'échange d'immobilisations a engendré un gain avant impôts de 0,1 million de dollars.

26. PASSIF ÉVENTUEL

L'installation de Sundance B a subi à la mi-décembre 2008 une panne attribuable au bris d'un ventilateur à tirage induit. La panne a réduit la production d'électricité de 50 %. L'exploitant de l'installation a informé AltaGas que, d'après les modalités de l'EAE, il estime qu'il s'agit d'un cas de force majeure compte tenu des fortes répercussions de l'incident et de la faible probabilité qu'il se produise. S'il s'agissait d'un cas de force majeure, AltaGas pourrait être tenue d'imputer au bénéfice d'exploitation des charges pouvant aller jusqu'à 7,0 millions de dollars, soit 1,5 million de dollars en 2008 et le reste en 2009.

La direction d'AltaGas considère qu'il ne s'agit pas d'un cas de force majeure. Par le passé, les bris mécaniques ont été traités comme des questions d'entretien plutôt que comme des cas de force majeure. Aussi, la direction n'a pas imputé de charge au bénéfice d'exploitation.

27. CHIFFRES CORRESPONDANTS

Certains chiffres correspondants ont été reclassés afin de les rendre conformes à la présentation des états financiers de la période considérée.

28. INFORMATIONS SECTORIELLES

AltaGas est une fiducie énergétique intégrée possédant un portefeuille d'actifs et de services servant à acheminer l'énergie de la source à l'utilisateur final. La majorité des opérations entre les secteurs d'exploitation est comptabilisée au prix du marché des marchandises et le reste, à la valeur d'échange. Les cinq secteurs d'exploitation de la Fiducie sont décrits ci-dessous :

Extraction et transport	– usines de traitement des LGN et d'extraction de l'éthane et gazoducs de transport de gaz naturel et de LGN;
Collecte et traitement sur place	– réseaux de collecte de gaz naturel et installations de traitement;
Services énergétiques	– services de consultation en énergie et vente de gaz naturel et d'électricité;
Production d'électricité	– production d'électricité par des centrales alimentées au charbon et au gaz, conformément à des ententes d'achat d'électricité et d'autres contrats, des centrales électriques alimentées au gaz, des projets de production d'électricité au fil de l'eau et par éoliennes en développement;
Siège social	– coûts liés à la prestation de services généraux et frais généraux de l'entreprise, placements dans des entités ouvertes et fermées, actifs du siège social et incidence des variations de la juste valeur des contrats de gestion du risque.

Les tableaux suivants présentent la composition par secteur :

Exercice terminé le 31 décembre 2008	**Extraction et transport**	**Collecte et traitement sur place**	**Services énergétiques**	**Gaz – total partiel**	**Production d'électricité**	**Siège social**	**Élimination inter-sectorielle**	**Total**
Produits	**430 132 $**	**154 402 $**	**1 058 653 $**	**1 643 187 $**	**223 510 $**	**1 882 $**	**(62 770)$**	**1 805 809 $**
Gain latent sur gestion du risque	–	–	–	–	–	**10 986**	–	**10 986**
Coût des produits vendus	**(253 910)**	**(10 558)**	**(1 044 521)**	**(1 308 989)**	**(94 518)**	–	**63 189**	**(1 340 318)**
Charges d'exploitation et d'administration	**(65 164)**	**(95 353)**	**(12 713)**	**(173 230)**	**(3 715)**	**(42 767)**	**(419)**	**(220 131)**
Amortissement	**(27 214)**	**(28 071)**	**(2 021)**	**(57 306)**	**(7 436)**	**(2 236)**	–	**(66 978)**
Intérêts débiteurs	–	–	–	–	–	**(27 399)**	–	**(27 399)**
Bénéfice (perte) avant impôts sur les bénéfices	**83 844 $**	**20 420 $**	**(602)$**	**103 662 $**	**117 841 $**	**(59 534)$**	–	**161 969 $**
Ajouts nets (réductions nettes) :								
Immobilisations[1]	**610 886 $**	**53 695 $**	**266 $**	**664 847 $**	**136 523 $**	**6 592 $**	–	**807 962 $**
Ententes, contrats et relations de services énergétiques	**53 100 $**	–	–	**53 100 $**	–	–	–	**53 100 $**
Placement à long terme et autres actifs[2]	–	–	–	–	**713 $**	**(47 479)$**	–	**(46 766)$**
Écart d'acquisition	**143 725 $**	**115 $**	–	**143 840$**	–	–	–	**143 840 $**
Actifs sectoriels	**1 038 581 $**	**530 855 $**	**138 899 $**	**1 708 335 $**	**268 474 $**	**186 752 $**	–	**2 163 561 $**

[1] ***Comprend des opérations sans effet sur la trésorerie de 679 652 $.***

[2] ***Comprend des opérations sans effet sur la trésorerie de 358 259 $.***

Exercice terminé le 31 décembre 2007	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Gaz – total partiel	Production d'électricité	Siège social	Élimination inter-sectorielle	Total
Produits	142 938 $	135 105 $	1 022 506 $	1 300 549 $	182 535 $	5 037 $	(60 842)$	1 427 279 $
Gain latent sur gestion du risque	–	–	–	–	–	1 115	–	1 115
Coût des produits vendus	(75 495)	(7 655)	(1 001 599)	(1 084 749)	(78 373)	–	58 723	(1 104 399)
Charges d'exploitation et d'administration	(20 300)	(83 344)	(15 576)	(119 220)	(2 035)	(31 161)	2 119	(150 297)
Amortissement	(8 055)	(25 901)	(3 307)	(37 263)	(7 488)	(2 340)	–	(47 091)
Intérêts débiteurs	–	–	–	–	–	(11 885)	–	(11 885)
Bénéfice (perte) avant impôts sur les bénéfices	39 088 $	18 205 $	2 024 $	59 317 $	94 639 $	(39 234)$	– $	114 722 $
Ajouts nets (réductions nettes) :								
Immobilisations[1]	4 672 $	13 213 $	(20 457)$	(2 572)$	22 013 $	2 349 $	– $	21 790 $
Placement à long terme et autres actifs[2]	– $	– $	– $	– $	(530)$	18 396 $	– $	17 866 $
Écart d'acquisition	18 045 $	215 $	– $	18 260 $	– $	– $	– $	18 260 $
Actifs sectoriels	241 198 $	507 876 $	124 702 $	864 924 $	151 401 $	147 537 $	– $	1 172 714 $

[1] *Comprend des opérations sans effet sur la trésorerie de 33 516 $.*

[2] *Comprend des opérations sans effet sur la trésorerie de 12 711 $.*

29. ÉVÉNEMENTS POSTÉRIEURS À LA DATE DU BILAN

Acquisition du projet d'éoliennes en développement Glenridge

Le 7 janvier 2009, AltaGas a acquis le projet d'éoliennes en développement Glenridge pour une contrepartie de 2,2 millions de dollars. Les actifs de mise en valeur se trouvent près de Medicine Hat, en Alberta et devraient procurer à AltaGas une capacité de production d'énergie éolienne d'environ 100 MW.

Financement

Le 27 janvier 2009 AltaGas a conclu une convention avec un syndicat de preneurs fermes co-dirigé par Valeurs Mobilières TD inc. et Clarus Securities Inc. aux termes de laquelle les preneurs fermes ont convenu d'acheter d'AltaGas, pour les revendre au public, 6 100 000 parts de fiducie au prix de 16,50 $ la part. Le 10 février 2009, AltaGas a annoncé la clôture du placement, qui a engendré un produit brut d'environ 100 millions de dollars. Le produit net du placement servira à réduire la dette. Ce placement fait partie d'un plan global de financement par capitaux propres et par emprunt comprenant, outre le placement, une nouvelle facilité de crédit à terme renouvelable syndiquée. La nouvelle facilité remplacera la facilité de crédit de 18 mois de 250 millions de dollars de la Fiducie venant à échéance en septembre 2009.

Placement dans Magma Energy Corp.

Le 15 janvier 2009, AltaGas a investi 10 millions de dollars pour acquérir une participation d'environ 5 % dans Magma Energy Corp. (Magma), société fermée œuvrant dans l'exploration, la mise en valeur et l'exploitation de projets d'énergie géothermique. AltaGas a également obtenu le droit d'acquérir une participation directe dans certains projets géothermiques futurs mis en valeur ou acquis par Magma. À l'heure actuelle, Magma détient et exploite une centrale géothermique de 8 MW au Nevada ainsi qu'un portefeuille de projets d'exploration et de mise en valeur d'énergie géothermique dans l'ouest des États-Unis, l'Argentine, le Chili, le Nicaragua et le Pérou.

SEC File # 82-34911

RECEIVED

2009 JUN -4 A 1:27

AltaGas **NEWS RELEASE**

ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta (April 13, 2009) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that a monthly distribution will be paid on May 15, 2009 to holders of record on April 27, 2009, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The amount of the distribution will be $0.18 for each Trust Unit and each Exchangeable Unit.

AltaGas has a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan (the Plan) for eligible Unitholders of AltaGas Income Trust and AltaGas Holding Limited Partnership No. 1. The Premium component of the Plan is currently suspended. Information on the Plan is available on the AltaGas website at www.altagas.ca.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Adrianne Hartley
(403) 691-9873
adrianne.hartley@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

Calgary, Alberta (April 14, 2009) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) invites investors, potential investors, members of the media and interested parties to attend its Annual and Special Meeting of Unitholders at 3:00 p.m. MDT on Tuesday, April 21, 2009. The meeting will take place at the Strand / Tivoli Room at the Metropolitan Centre, located at 333 - 4th Avenue S.W. in Calgary, Alberta.

A webcast of the Annual and Special Meeting will be accessible through the Trust's website, www.altagas.ca, under Investor Calendar or at http://services.choruscall.com/links/alta090421.html#. Attendees and webcast viewers will learn about the Trust's growth plans for 2009 and beyond, in addition to details about the Trust's 2008 results.

A replay of the webcast will be available for three months and a transcript of the meeting will be posted on the Trust's website, www.altagas.ca, under Presentations and Webcasts.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Adrianne Hartley
(403) 691-9873
adrianne.hartley@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

- 30 -

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST TO PRESENT AT CIBC ENERGY INFRASTRUCTURE CONFERENCE

Calgary, Alberta (April 15, 2009) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that David Wright, Executive Vice President Strategy and Corporate Development, is scheduled to present at the CIBC World Markets Energy Infrastructure Conference in Toronto on Tuesday, April 21, 2009 at 1 p.m. EDT.

To view the presentation and listen to the audiocast, please visit the Presentations and Webcasts section of the AltaGas website, www.altagas.ca.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Adrianne Hartley	Sheena McKellar	Investor Relations
(403) 691-9873	(403) 691-9855	1-877-691-7199
adrianne.hartley@altagas.ca	sheena.mckellar@altagas.ca	investor.relations@altagas.ca

SEC File # 82-34911

AltaGas

NEWS RELEASE

ALTAGAS RECEIVES CREDIT RATING UPGRADE FROM STANDARD & POOR'S

Calgary, Alberta (April 21, 2009) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) announced that Standard & Poor's (S&P) has raised the Trust's credit rating from BBB- positive to BBB stable. S&P noted that the upgrade reflects the Trust's increased exposure to long-term contracted gas infrastructure business, prudent financial practices, and effective strategy execution.

"AltaGas is committed to our investment-grade credit rating. We believe it is an important indicator of our financial strength and stability," said David Cornhill, Chairman and CEO of the Trust. "This upgrade reflects the diversification, integration and financial stability we have built into our business model."

"I am especially pleased that Standard & Poor's recognizes the stability of our operations and the benefits of our diversified energy infrastructure, together with our disciplined risk management strategy. As we continue to grow our business, we will remain focused on operating long-term assets underpinned by stable cash flow."

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Adrianne Hartley
(403) 691-9873
adrianne.hartley@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

AltaGas

NEWS RELEASE

ALTAGAS SUBMITS HARMATTAN CO-STREAM APPLICATION TO REGULATORS

Calgary, Alberta (April 23, 2009) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) announced today that it has submitted its application for the Harmattan Co-stream Project to the Alberta Energy Resources Conservation Board (ERCB).

"The Co-stream Project will use spare, highly efficient ethane and natural gas liquids (NGL) extraction capacity at the Harmattan Complex deep cut facilities to produce a cost effective, stable long-term supply of ethane to Alberta's petrochemical industry," said David Cornhill, Chairman and CEO of the Trust. "It will also provide a competitive supply of propane, butane and condensate to local Alberta markets."

If approved, the Co-stream Project would allow 250 million cubic feet per day (Mmcf/d) of rich, sweet natural gas sourced from the NGTL Western Alberta System to be processed using spare capacity at the Harmattan Complex to recover ethane and NGLs. The Project involves constructing and operating two new large-diameter high-pressure sweet natural gas pipelines and one small-diameter high vapour pressure product pipeline, as well as modifying existing equipment for processing gas at the Complex. The application was submitted under the Trust's indirect, wholly-owned Taylor Processing Inc. entity.

The current throughput at the Harmattan Complex is approximately 150 Mmcf/d, or 30 percent of the licenced plant capacity. Upon approval from the ERCB, construction of the project would take approximately 14 months to complete. The project is expected to begin contributing to operating income in late 2010. Capital cost estimates for the Co-stream Project are $100 to $120 million.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES $200 MILLION MEDIUM-TERM NOTE OFFERING

Calgary, Alberta (April 24, 2009) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that it has agreed to issue $200 million of senior unsecured medium-term notes. The notes carry a coupon rate of 7.42 percent and mature on April 29, 2014.

The offering is being made through a syndicate of investment dealers co-led by RBC Capital Markets and National Bank Financial Inc. under AltaGas' Short Form Base Shelf Prospectus dated August 8, 2007 and Prospectus Supplement dated April 3, 2008 establishing AltaGas' medium-term note program.

The unsecured medium-term notes are rated BBB, stable outlook by Standard & Poor's Ratings Services and BBB (low), positive trend by DBRS Limited.

The net proceeds from the offering will be used to pay down existing bank indebtedness and for general corporate purposes.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Adrianne Hartley
(403) 691-9873
adrianne.hartley@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

SEC File # 82-34911

ALTAGAS INCOME TRUST

Notice annuelle

Pour l'exercice terminé le 31 décembre 2008

Le 9 mars 2009

SEC File # 82-34911

TABLE DES MATIÈRES

Sauf indication contraire, le terme « dollars » désigne le dollar canadien dans la présente notice annuelle.

INFORMATION PROSPECTIVE

La présente notice annuelle contient des énoncés prospectifs. Lorsqu'ils sont utilisés dans la présente notice annuelle, les verbes « pouvoir », « devoir », « compter », « prévoir », « s'attendre à », « croire », « chercher à », « se proposer de », « estimer » éventuellement employés au futur ou au conditionnel et autres expressions semblables, en ce qui concerne la Fiducie ou un membre de son groupe, sont censés signaler des énoncés prospectifs. En particulier, la présente notice annuelle contient des énoncés prospectifs se rapportant, entre autres, aux objectifs commerciaux, à la croissance, aux résultats d'exploitation, à la performance, aux projets commerciaux et aux débouchés prévus, ainsi qu'aux résultats financiers.

Plus particulièrement, ces énoncés prospectifs sont présentés relativement à la stratégie globale de la Fiducie décrite aux rubriques « Aperçu de l'entreprise » et « Stratégie d'AltaGas », y compris les énoncés relatifs au calendrier et à la capacité du parc éolien de Bear Mountain, aux autres projets de développement d'énergie renouvelable de la Fiducie, à la croissance attendue des activités gazières et énergétiques en général, à la viabilité à long terme du BSOC, aux répercussions de l'approbation du projet de coproduction Harmattan, aux avantages offerts par l'infrastructure d'extraction diversifiée de la Fiducie, aux attentes relatives aux prix de l'électricité, aux répercussions éventuelles du ralentissement de la croissance en Alberta, ainsi qu'aux attentes concernant la demande de sources d'énergie propres. De plus, ces énoncés prospectifs figurent aux rubriques suivantes :

- « Évolution générale des activités de la Fiducie – Historique », y compris la réalisation attendue du projet commun d'entreposage à l'aéroport de Sarnia, le potentiel global des projets de développement hydroélectriques au fil de l'eau, ainsi que le calendrier et la capacité du parc éolien de Bear Mountain;

- « Activités de la Fiducie – Extraction et transport », y compris le calendrier et le montant des dépenses prévues au complexe Harmattan et l'amélioration des rendements opérationnels et financiers découlant des programmes d'immobilisations de la Fiducie et du calendrier de réalisation de la modernisation du pipeline SLE;

- « Activités de la Fiducie – Collecte et traitement sur place », y compris les attentes concernant les niveaux d'activités de production et la demande pour les installations et les services de collecte et de traitement;

- « Activités de la Fiducie – Production d'électricité », y compris les attentes concernant les inducteurs de croissance du secteur de production d'électricité, le calendrier et la capacité du parc éolien de Bear Mountain, le calendrier de développement du projet Glenridge (Alberta) et les intentions relatives aux projets de développement hydroélectriques et éoliens de la Fiducie au Canada et aux États-Unis.

Ces énoncés comportent des risques connus et inconnus, des incertitudes et d'autres facteurs pouvant faire en sorte que les résultats ou les événements réels diffèrent considérablement de ceux qu'ils prévoient. Ils font état du point de vue actuel de la Fiducie en ce qui a trait à des événements futurs d'après certains facteurs et hypothèses déterminants et sont exposés à certains risques et incertitudes, notamment des changements sur le marché, la concurrence, des faits nouveaux d'ordre gouvernemental ou dans la réglementation et la conjoncture économique en général, ainsi que les autres facteurs décrits dans la présente notice annuelle à la rubrique « Facteurs de risque ».

Bien des facteurs, y compris ceux énoncés ci-dessus, pourraient entraîner un écart entre les résultats, la performance ou les réalisations réels de la Fiducie ou d'un secteur en particulier et ceux décrits dans la présente notice annuelle, et les hypothèses sur lesquelles ils sont fondés pourraient se révéler inexactes. Ces facteurs ne devraient pas être considérés comme exhaustifs. Si un ou plusieurs de ces risques ou incertitudes se concrétisaient ou si des hypothèses sous-jacentes aux énoncés prospectifs se révélaient inexactes, les résultats réels pourraient différer considérablement de ceux décrits dans la présente notice annuelle comme escomptés, prévus, recherchés, proposés, envisagés ou attendus, et il ne faut pas accorder une confiance excessive aux énoncés prospectifs inclus dans la présente notice annuelle. Ces énoncés sont formulés uniquement en date de la présente notice annuelle. La Fiducie n'a pas l'intention de les mettre à jour et n'y est pas tenue, sauf exigence de la loi. Les énoncés prospectifs contenus dans la présente notice annuelle sont présentés expressément sous réserve du présent avertissement.

L'information financière prospective contenue dans la présente notice annuelle concernant les résultats d'exploitation, la situation financière ou les flux de trésorerie prospectifs est fondée sur des hypothèses à propos d'événements futurs, notamment la conjoncture et les plans d'action proposés, lesquelles sont fondées sur l'évaluation par la direction des renseignements pertinents actuellement disponibles. Les lecteurs sont priés de noter que cette information financière prospective contenue dans la présente notice annuelle ne devrait pas être utilisée à des fins autres que celles pour lesquelles elle est communiquée aux présentes.

GLOSSAIRE

Sauf indication contraire du contexte, les définitions ci-après s'appliquent à la présente notice annuelle. Les termes « **convention** » et « **contrat** », au singulier ou au pluriel, désignent les conventions et les contrats éventuellement modifiés, complétés ou mis à jour.

« **AESO** » L'Alberta Electric System Operator.

« **AltaGas** » AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership et les autres membres en exploitation du groupe de la Fiducie.

« **AltaGas LP1** » AltaGas Holding Limited Partnership No. 1.

« **AltaGas LP2** » AltaGas Holding Limited Partnership No. 2.

« **AltaGas Services** » ou « **ASI** » AltaGas Services Inc., remplacée par AltaGas Ltd. par voie de fusion.

« **arrangement** » L'arrangement, aux termes de l'article 192 de la LCSA, qui vise entre autres AltaGas Services, la Fiducie, le Holding Trust, le commandité, AltaGas LP1 et AltaGas LP2 et aux termes duquel les activités d'AltaGas Services ont été restructurées en une fiducie de revenu à compter du 1er mai 2004.

« **ASTC Partnership** » ou « **ASTC** » ASTC Power Partnership.

« **b** » Baril d'éthane ou de LGN en réservoirs de stockage, le volume de LGN étant exprimé en barils de 42 gallons américains ou de 34,972 gallons impériaux.

« **b/j** » Baril par jour.

« **Balancing Pool** » L'organisme gouvernemental albertain établi pour gérer les EAE invendues à la suite de la vente aux enchères initiale d'EAE et servant à limiter la responsabilité découlant des EAE.

« **billets du Holding Trust** » Les billets subordonnés non garantis émis aux termes de la convention relative aux billets du Holding Trust. Voir « Holding Trust – Billets du Holding Trust ».

« **BMWLP** » Bear Mountain Wind Limited Partnership, société en commandite formée sous le régime des lois de la Colombie-Britannique.

« **Boston Bar Partnership** » Boston Bar Limited Partnership.

« **BPA** » Le Balancing Pool Administrator.

« **BSOC** » Le bassin sédimentaire de l'Ouest canadien.

« **comité** » Le comité de vérification du conseil d'administration.

« **commandité** » AltaGas General Partner Inc., filiale en propriété exclusive directe de la Fiducie et commandité d'AltaGas LP1 et d'AltaGas LP2.

« **complexe Harmattan** » L'usine d'extraction de liquides de gaz naturel Harmattan et les installations connexes.

« **complexe RET** » Les trois installations de traitement interreliées ainsi que les réseaux de collecte connexes situés à Retlaw, à Enchant et à Turin, dans le sud de l'Alberta.

« **conseil d'administration** » Le conseil d'administration du commandité, tel qu'il est constitué.

« **convention d'administration** » La convention d'administration conclue en date du 1er mai 2004 par la Fiducie, le commandité, AltaGas Ltd., en qualité d'administrateur, le Holding Trust, AltaGas LP1 et AltaGas LP2. Voir « Gestion de la Fiducie – Convention d'administration ».

« **convention de délégation** » La convention de délégation conclue en date du 1er mai 2004 par la Fiducie, le commandité et le fiduciaire. Voir « Gestion de la Fiducie – Convention de délégation ».

« **convention de vote et d'échange fiduciaires** » La convention de vote et d'échange fiduciaires conclue en date du 1er mai 2004 par la Fiducie, AltaGas LP1, AltaGas LP2 et le fiduciaire chargé du vote et de l'échange, dans sa version modifiée, complétée ou mise à jour.

« **convention relative aux billets du Holding Trust** » La convention conclue en date du 26 mars 2004 par le Holding Trust et Société de fiducie Computershare du Canada, en qualité de fiduciaire des billets, et aux termes de laquelle le Holding Trust a émis et pourra émettre des billets du Holding Trust, dans sa version modifiée, complétée ou mise à jour.

« **convention unanime des actionnaires** » La convention conclue en date du 1er mai 2004 par le commandité, AltaGas LP1, AltaGas LP2 et AltaGas Ltd., et aux termes de laquelle AltaGas Ltd. a consenti au commandité les pouvoirs des administrateurs d'AltaGas Ltd. de faire ou de superviser la gestion des affaires commerciales et internes d'AltaGas Ltd., dans sa version modifiée, complétée ou mise à jour. Voir « Commandité – Convention unanime des actionnaires ».

« **conventions de représentation** » Les conventions de représentation, de gestion et de traitement liées au complexe Harmattan.

« **cours** » Moyenne simple du cours de clôture des parts de fiducie chaque jour de bourse où il y a eu un cours de clôture. Toutefois, si la bourse ou le marché visé ne fournit pas de cours de clôture mais seulement les cours extrêmes des parts de fiducie négociées un jour donné, le cours correspond à la moyenne simple des cours extrêmes de ce jour de bourse s'il y a eu négociation. En outre, s'il y a eu négociation à la bourse ou sur le marché visé pendant moins de cinq des dix derniers jours de bourse, le cours correspond à la moyenne simple des cours ci-après établis pour chacun des dix jours de bourse : (i) la moyenne des cours acheteur et vendeur pour chaque jour où il n'y a pas eu de négociation; (ii) le cours moyen pondéré des parts de fiducie pour chaque jour où il y a eu négociation si la bourse ou le marché fournit un cours moyen pondéré; (iii) la moyenne des cours extrêmes des parts de fiducie pour chaque jour où il y a eu négociation si le marché ne fournit que les cours extrêmes des parts de fiducie négociées un jour donné.

« **cours de clôture** » Selon le cas : (i) le cours de clôture des parts de fiducie s'il y a eu négociation à la date à laquelle des parts de fiducie ont été déposées à des fins de rachat et si la bourse ou le marché fournit un cours de clôture; (ii) la moyenne des cours extrêmes des parts de fiducie à la date à laquelle elles ont été déposées à des fins de rachat s'il y a eu négociation et si la bourse ou l'autre marché fournit uniquement les cours extrêmes des parts de fiducie négociées un jour donné; (iii) la moyenne des derniers cours acheteurs et vendeurs s'il n'y a pas eu de négociation à cette date.

« **DBRS** » DBRS Limited.

« **déclaration de fiducie** » La déclaration de fiducie conclue en date du 26 mars 2004 par le constituant et le fiduciaire, et aux termes de laquelle la Fiducie a été créée, dans sa version modifiée, complétée ou mise à jour.

« **déclaration de fiducie du Holding** » La déclaration de fiducie conclue en date du 26 mars 2004 par la Fiducie, en qualité de constituant, et le fiduciaire du Holding Trust, et aux termes de laquelle le Holding Trust a été créé, dans sa version modifiée, complétée ou mise à jour.

« **EAE** » Entente d'achat d'électricité.

« **Énergie ECNG** » Société en commandite Énergie ECNG.

« **ERCB** » L'Energy Resources Conservation Board de l'Alberta.

« **fiduciaire** » Société de fiducie Computershare du Canada, premier fiduciaire aux termes de la déclaration de fiducie.

« **fiduciaire chargé du vote et de l'échange** » Société de fiducie Computershare du Canada, premier fiduciaire aux termes de la convention de vote et d'échange fiduciaires, ou toute autre personne qui devient le fiduciaire aux termes de la convention de vote et d'échange fiduciaires conformément à cette convention.

« **fiduciaire du Holding Trust** » AltaGas Holding Trust Corp., premier fiduciaire du Holding Trust.

« **Fiducie** » AltaGas Income Trust et, s'il y a lieu, les membres de son groupe.

« **flux de trésorerie de la Fiducie** » En ce qui concerne une période de distribution : (i) les espèces reçues par la Fiducie pour la période de distribution ou à l'égard de la période de distribution, notamment les intérêts, dividendes, distributions, produits de l'aliénation de titres, remboursements de capital et remboursements de dettes; majorés (ii) du produit de toute émission de parts de fiducie ou d'autres titres de la Fiducie, déduction faite des frais de placement et, le cas échéant, de l'emploi du produit d'une telle émission pour le but visé; moins la somme (iii) de tous les montants qui se rattachent au rachat de parts de fiducie et que la Fiducie devra payer en espèces et des frais de la Fiducie au cours de la période de distribution; et (iv) de tous les autres montants (y compris les impôts) dont la déduction, la retenue ou le paiement par la Fiducie ou à l'égard de la Fiducie au cours de cette période de distribution est exigé par la loi ou par la déclaration de fiducie.

« **GJ** » Gigajoule ou 1 000 000 000 de joules.

« **GJ/j** » GJ par jour.

« **Gpi^3** » 1 000 000 de kpi^3 de gaz naturel.

« **Gpi^3/j** » Gpi^3 par jour.

« **GreenWing** » GreenWing Energy Development Limited Partnership.

« **GWh** » Gigawatt-heure ou 1 000 000 000 de watts-heures. Le watt-heure correspond à un watt de débit d'électricité constant pendant une heure.

« **Holding Trust** » AltaGas Holding Trust, fiducie d'investissement sans personnalité morale dont l'unique propriétaire véritable est la Fiducie.

« **kb** » 1 000 barils.

« **km** » Kilomètre.

« **kpi^3** » 1 000 pieds cubes de gaz naturel à des conditions normales de mesure impériale.

« **kpi^3/j** » 1 000 pieds cubes par jour.

« **LCSA** » La *Loi canadienne sur les sociétés par actions*, L.R.C. 1985, c. C-44, dans sa version éventuellement modifiée, y compris son règlement d'application.

« **LGN** » Les liquides de gaz naturel, composés principalement de propane, de butane et de condensats.

« **LIR** » La *Loi de l'impôt sur le revenu* (Canada) et son règlement d'application, dans leur version éventuellement modifiée.

« **Loi sur la faillite** » La *Loi sur la faillite et l'insolvabilité* (Canada).

« **M** » Million.

« **m^3** » Mètre cube de gaz naturel à des conditions normales de mesure.

« **MH** » Méthane de houille.

« **Mpi^3** » 1 000 000 de pieds cubes de gaz naturel à des conditions normales de mesure.

« **Mpi^3/j** » 1 000 000 de pieds cubes par jour.

« **MW** » Mégawatt ou 1 000 000 de watts. Le watt est l'unité de mesure de puissance électrique.

« **MWh** » Mégawatt-heure ou 1 000 000 de watts-heures. Le watt-heure correspond à un watt de débit d'électricité constant pendant une heure.

« **NovaGreen** » NovaGreen Power Inc.

« **options sur des parts** » Options permettant d'acquérir des parts de fiducie octroyées aux termes du régime d'options d'achat de parts de fiducie d'AltaGas.

« **parc éolien de Bear Mountain** » Le projet de parc éolien en voie de construction près de Dawson Creek, en Colombie-Britannique.

« **part** » ou « **parts** » Les parts de fiducie et les parts échangeables.

« **part à droit de vote spécial** » Part à droit de vote spécial de la Fiducie émise par celle-ci et remise au fiduciaire chargé du vote et de l'échange, et à laquelle se rattache le nombre de droits de vote (chacun de ces droits de vote correspondant aux droits de vote se rattachant à une part de fiducie) égal au nombre de parts échangeables en circulation détenues, sauf par la Fiducie et les membres de son groupe.

« **parts B d'AltaGas LP1** » Parts de société en commandite de catégorie B d'AltaGas LP1.

« **parts B d'AltaGas LP2** » Parts de société en commandite de catégorie B d'AltaGas LP2.

« **parts de fiducie** » Les parts de fiducie de la Fiducie.

« **parts échangeables** » Les parts B d'AltaGas LP1 et les parts B d'AltaGas LP2, le cas échéant.

« **PCAJ** » Pipeline de charge d'alimentation de Joffre (*Joffre Feedstock Pipeline*).

« **période de distribution** » Chaque mois civil, ou toute autre période qui peut être établie par le commandité au nom du fiduciaire, depuis son premier jour inclusivement jusqu'à son dernier jour inclusivement.

« **Pool** » L'Alberta Power Pool.

« **porteurs de parts** » Les porteurs de parts de fiducie et de parts échangeables.

« **PPM** » Prix du Pool moyen de l'électricité sur 30 jours en Alberta.

« **Provident** » Provident Energy Trust.

« **régime** » Le régime de distribution Premium^{MC}, de réinvestissement des distributions et d'achat facultatif de parts de la Fiducie.

« **régimes exonérés** » Collectivement, les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes de participation différée aux bénéfices, des régimes enregistrés d'épargne-études et des régimes enregistrés d'épargne-invalidité, dans chaque cas au sens de la LIR.

« **S&P** » Standard & Poor's, division de The McGraw-Hill Companies, Inc.

« **SLE** » Système de livraison d'éthylène (*Ethylene Delivery System*).

« **Taylor** » Taylor NGL Limited Partnership, société en commandite créée en vertu des lois de l'Ontario.

« **Tpi^3** » 1 000 000 000 de kpi^3.

« **TransAlta** » TransAlta Utilities Corporation.

« **TransCanada** » TransCanada Energy Ltd.

« **TSX** » La Bourse de Toronto.

« **UEEE** » L'usine d'extraction d'éthane d'Edmonton et les installations connexes.

« **UEEJ** » L'usine d'extraction d'éthane de Joffre et les installations connexes.

« **usine d'extraction Younger** » L'usine d'extraction Younger et les installations connexes.

CONVERSION MÉTRIQUE

Le tableau suivant donne certains facteurs de conversion courants entre les unités de mesure anglo-saxonnes et le système international d'unités (ou unités métriques).

Pour convertir des	en	multiplier par
kpi^3	mètres cubes	28,174
mètres cubes	pieds cubes	35,494
barils	mètres cubes	0,159
mètres cubes	barils	6,290
tonnes	tonnes anglaises	0,984
pieds	mètres	0,305

Pour convertir des	en	multiplier par
mètres	pieds	3,281
milles	kilomètres	1,609
kilomètres	milles	0,621
acres	hectares	0,405
hectares	acres	2,471
gigajoule	kpi^3	0,9482

ALTAGAS INCOME TRUST

AltaGas Income Trust est une fiducie de placement à capital variable sans personnalité morale régie par les lois de l'Alberta et créée conformément à la déclaration de fiducie. Voir « Déclaration de fiducie et description des parts ». La Fiducie détient indirectement la totalité des actifs, des passifs et des activités qui appartenaient antérieurement à AltaGas Services. AltaGas Services avait été constituée le 30 août 1993 en vertu de la LCSA sous la dénomination 2950341 Canada Ltd. et avait démarré son exploitation le 1er avril 1994. À compter du 1er mai 2004, l'entreprise d'AltaGas Services a été restructurée aux termes de l'arrangement et les porteurs d'actions ordinaires d'AltaGas Services ont reçu des parts de fiducie et/ou des parts échangeables en échange de leurs actions ordinaires. AltaGas Services est devenue une filiale indirecte de la Fiducie et a été fusionnée pour créer AltaGas Ltd.

Au 31 décembre 2008, la Fiducie comptait 69 761 778 parts de fiducie en circulation et 2 143 173 parts échangeables en circulation, toutes ces parts étant des parts B d'AltaGas LP1. Le 29 novembre 2007, la Fiducie a offert d'acquérir la totalité des parts de société en commandite en circulation de Taylor. Le 10 janvier 2008, la Fiducie a réalisé l'acquisition de Taylor. Voir « Historique – Acquisition importante ».

L'exercice de la Fiducie prend fin le 31 décembre. Lorsqu'il est fait référence à une année dans la présente notice annuelle, il est fait référence à l'exercice de la Fiducie, sauf indication contraire. Les chiffres présentés dans la présente notice annuelle le sont en date du 31 décembre 2008, sauf indication contraire.

Le siège social et bureau principal de la Fiducie est situé au 1700, 355 – 4th Avenue S.W., Calgary (Alberta) T2P 0J1.

STRUCTURE DE LA FIDUCIE

La Fiducie et les membres importants de son groupe sont présentés dans l'organigramme qui suit.



Porteurs de parts publics
Parts de fiducie
AltaGas Income Trust
Actions ordinaires (100 %)
AltaGas General Partner Inc.
Parts (100 %) et billets Holding Trust
Parts échangeables de catégorie B(1) (100 %)
AltaGas Holding Trust
commandité
Parts de catégorie A (100 %)
commandité
AltaGas Holding Limited Partnership No. 1
Parts de catégorie A (100 %)
AltaGas Holding Limited Partnership No. 2
Actions ordinaires (100 %) et dettes
AltaGas Ltd.
commanditaire (92,6748%)
Actions ordinaires (100 %)
99,99 %
99,99 %
AltaGas Holdings Inc.
0,01 %
AltaGas Operating Partnership
100 %
commanditaire (5,1845 %)
0,15 %
99,85 %
AltaGas Holdings #2 Inc.
Taylor NGL Limited Partnership
AltaGas Power Holdings Partnership
22,59 %
0,01 %
100 % d'actions
100 % d'actions
Taylor Management Inc.
Taylor Processing Inc.
77,36 %
commanditaire
0,01 %
AltaGas Limited Partnership
0,01 %
99,99 %
99,9946 %
commandité (0,01 %)
commandité (0,0001 %)
99,99 %
99,99 %
AltaGas Pipeline Partnership
99,99 %
99,99 %
50 %
Taylor Gas Liquids Limited Partnership
Joffre Gas Liquids Limited Partnership
Taylor Gas Processing Limited Partnership
Harmattan Gas Processing Limited Partnership
ASTC Power Partnership
AltaGas Energy Limited Partnership
ECNG Energy L.P.
commanditaire (2,1307 %)
commandité (0,01 %)

Notes :

(1) Les parts échangeables sont échangeables contre des parts de fiducie au gré de leur porteur à raison de une contre une, donnent le droit de voter avec les porteurs de parts et donnent droit aux mêmes distributions en espèces par part échangeable que celles effectuées sur une part de fiducie. Voir « Déclaration de fiducie et description des parts ».

(2) La Fiducie, le Holding Trust et les sociétés de personnes, sauf Taylor, ont été établis sous le régime des lois de l'Alberta. Le commandité, AltaGas Ltd. et AltaGas Holdings Inc. sont des sociétés constituées sous le régime de la LCSA ou issues d'une fusion en vertu de la LCSA. Taylor a été établie sous le régime des lois de l'Ontario. AltaGas Holdings #2 Inc., Taylor Processing Inc. et Taylor Management Inc. sont des sociétés constituées sous le régime de la *Business Corporations Act* (Alberta).

OBJECTIF DE LA FIDUCIE

La Fiducie a pour objectif de se développer et d'exercer ses activités, indirectement par l'intermédiaire des membres en exploitation de son groupe, de manière à bâtir de la valeur à long terme et à fournir des résultats stables aux porteurs de parts. Les objectifs de la Fiducie, par l'entremise des membres en exploitation de son groupe, sont les suivants :

- maximiser la rentabilité et la valeur à long terme de ses infrastructures et de ses services existants;
- tabler sur la composition actuelle des actifs et des services énergétiques en continuant de se concentrer sur des perspectives de rentrées de fonds prévisibles et à long terme au moyen de coût du service, de prix forfaitaire, de conditions contractuelles fondées sur les marges et d'une exposition aux prix des marchandises minime ou gérée;
- faire croître son infrastructure gazière et énergétique et ses services auxiliaires au moyen de regroupements, d'expansions et d'acquisitions au Canada et dans le nord et l'ouest des États-Unis;
- être axé sur des projets qui augmentent les bénéfices et les flux de trésorerie et permettent un équilibre approprié entre les risques et le rendement;
- diversifier l'infrastructure pour ce qui est des sources de carburant, des conditions contractuelles, de l'exposition aux cycles de l'industrie et de l'emplacement géographique;
- être axé sur l'expansion de la place qu'occupe son énergie propre, comme la production d'électricité éolienne et d'hydroélectricité, ainsi que la production alimentée au gaz naturel;
- obtenir des crédits verts au moyen de technologies comme l'injection de gaz corrosif et de projets renouvelables dans le but de réduire l'impact sur l'environnement et de couvrir les coûts liés à l'environnement;
- maintenir les notes de crédit de qualité supérieure de la Fiducie.

La Fiducie s'efforce d'offrir aux porteurs de parts des distributions d'encaisse stables et croissantes. Elle emploie une stratégie visant à fournir aux porteurs de parts un rendement annuel distributions/cours concurrentiel en versant tous les mois des distributions d'encaisse soutenues par une stratégie financière solide et une forte performance commerciale.

APERÇU DE L'ENTREPRISE

AltaGas vise à être un chef de file des entreprises canadiennes d'infrastructures énergétiques, principalement au Canada et dans le nord et l'ouest des États-Unis, en misant sur la solidité de ses activités sous-jacentes, son expertise en exploitation et sa santé financière. Pour concrétiser sa vision, AltaGas cherche à accroître la valeur et la rentabilité de ses actifs et à prendre de l'expansion et à se diversifier par l'acquisition et le développement d'infrastructures énergétiques dans les secteurs de l'électricité et du gaz.

Dans les secteurs du gaz naturel et de l'électricité, AltaGas est une entreprise d'infrastructures énergétiques ayant des liens physiques le long de la chaîne de valeur énergétique. AltaGas compte une grande expérience en exploitation qui lui a permis d'assurer l'efficacité, la fiabilité et la rentabilité de ses actifs. De plus, elle connaît les marchés sur lesquels elle évolue et possède la discipline financière voulue pour créer de la valeur de façon durable pour ses investisseurs. AltaGas vise à maximiser la rentabilité et la valeur à long terme de ses actifs actuels et à développer son entreprise d'infrastructures énergétiques par des acquisitions et le développement d'actifs et la prestation de services liés à ses activités existantes.

Le secteur du gaz comprend des actifs servant à la collecte et au traitement, notamment des pipelines qui collectent le gaz naturel et des installations qui le traitent. Les réseaux de collecte acheminent le gaz naturel des puits producteurs aux installations de traitement; les installations de traitement retirent du gaz naturel les impuretés et certains hydrocarbures, puis compriment le gaz pour qu'il réponde aux spécifications de transport des gazoducs en aval des installations. Les actifs servant au traitement comprennent en outre des usines d'extraction d'éthane et de liquides de gaz naturel (LGN) et des installations de fractionnement réalisé sur place. Les usines d'extraction sont situées le long des principaux gazoducs; elles poursuivent le traitement du gaz naturel pour en extraire l'éthane et les LGN et les récupérer. Au 31 décembre 2008, la Fiducie possédait une capacité d'extraction de 1,6 Gpi^3/j et une capacité de traitement du gaz brut de 1,2 Gpi^3/j. Le secteur du gaz comprend aussi des gazoducs servant à acheminer le gaz naturel et les LGN. Ces gazoducs livrent du gaz naturel et des LGN à des réseaux de distribution, à des consommateurs ou à d'autres gazoducs en aval. Le secteur a aussi pour atout de pouvoir utiliser la connaissance qu'AltaGas possède du marché ainsi que son expertise pour optimiser les actifs afin de créer de la valeur. AltaGas fournit des services de consultation en énergie et de gestion des approvisionnements à des consommateurs non résidentiels, achète et revend de l'énergie ainsi que des services de transport et de stockage de gaz, et commercialise le gaz des producteurs afin d'accroître la valeur en optimisant les infrastructures qui forment la majeure partie de la chaîne de valeur.

Le secteur de production d'électricité consiste en la production de 353 MW par une centrale de base au charbon, aux termes d'ententes d'achat d'électricité (EAE). Les EAE sont détenues par le truchement d'une participation de 50 % dans les EAE de Sundance B qui confère à AltaGas les droits sur la capacité de production et sur les services auxiliaires de la centrale de Sundance B jusqu'au 31 décembre 2020. La centrale de Sundance est située à 70 km à l'ouest

d'Edmonton, en Alberta. Le secteur de production d'électricité d'AltaGas comprend aussi le parc éolien de Bear Mountain, près de Dawson Creek, en Colombie-Britannique, actuellement en construction, qui aura une capacité de 102 mégawatts (MW) à sa mise en service, prévue pour novembre 2009, ainsi que des centrales au gaz d'une capacité de production de pointe de 39 MW, dont 25 MW ont été acquis aux termes d'un contrat de location-acquisition, et une participation de 25 % dans une centrale au fil de l'eau pouvant produire 7 MW. En 2008, la Fiducie a fait de nombreuses acquisitions, ajoutant ainsi à son portefeuille huit projets au fil de l'eau en Colombie-Britannique et divers projets de production d'énergie éolienne au Canada et aux États-Unis. En plus du parc éolien de Bear Mountain en construction, AltaGas dispose actuellement d'une capacité potentielle combinée d'environ 1 900 MW dans des projets d'énergie renouvelable en cours de développement.

STRATÉGIE D'ALTAGAS

La Fiducie est une entreprise d'infrastructure énergétique non diversifiée qui fournit des services tout au long de la chaîne de valeur énergétique en effectuant la collecte, le traitement, le transport, le stockage et la commercialisation du gaz naturel et des LGN, ainsi que la production et la vente d'électricité. Les solides bases à long terme de l'offre et de la demande de gaz et d'électricité forment les assises de la stratégie d'AltaGas.

La stratégie de la Fiducie consiste à augmenter la valeur pour les porteurs de parts au moyen de la remise de bénéfices et de flux de trésorerie durables et croissants provenant d'actifs existants, ainsi que de la croissance et de la diversification de ses activités au moyen de l'acquisition et de la construction de nouvelles infrastructures à longue vie économique dans les secteurs du gaz naturel et de l'électricité. Ses placements sont diversifiés en termes de sources de produits, de conditions contractuelles, d'exposition aux cycles sectoriels et d'emplacements géographiques. La Fiducie s'attend à ce qu'à long terme, la croissance de ses activités, attribuable à des investissements au Canada et dans le nord et l'ouest des États-Unis, soit également répartie entre les secteurs du gaz et de l'électricité. La Fiducie a, dans le passé, procuré des rendements durables aux investisseurs grâce à son expertise opérationnelle, à sa connaissance du marché de l'énergie, ainsi qu'à sa solidité et à sa discipline financière.

En positionnant les actifs et les services de la Fiducie de façon stratégique le long de la chaîne de valeur énergétique, AltaGas établit un lien entre la production et les utilisateurs d'énergie. Elle recherche des débouchés qui offrent de solides rendements financiers et un grand potentiel de croissance et elle repère, évalue et cible les débouchés qui augmentent les bénéfices et les flux de trésorerie et apportent un équilibre approprié entre les risques et le rendement.

Gaz - Stratégie commerciale

Le secteur gazier d'AltaGas est constitué d'une infrastructure de traitement et de transport du gaz naturel et des LGN, ainsi que d'offres de commercialisation et d'optimisation du gaz naturel pour améliorer la valeur tout au long de la chaîne de valeur énergétique. La direction d'AltaGas croit que les régions productrices de gaz naturel en Amérique du nord continueront de requérir des investissements importants dans des actifs de forage, de collecte et de traitement en vue de soutenir les niveaux de production nécessaires pour répondre à la demande de gaz naturel à long terme.

Gaz - Occasions

AltaGas explore les occasions qui s'offrent à elle dans le secteur gazier pour augmenter la valeur à long terme pour les porteurs de parts. Les objectifs d'AltaGas sont les suivants :

- augmenter le débit et l'utilisation des installations existantes;
- acquérir et développer de nouvelles infrastructures de gaz naturel pour répondre à la demande de la clientèle;
- augmenter les rendements et atténuer les risques liés au volume en recouvrant les frais d'exploitation directement auprès de sa clientèle;
- conclure des arrangements commerciaux à long terme à prix forfaitaires ou au coût du service ;
- améliorer l'efficacité opérationnelle et les rendements au moyen du regroupement d'installations, de la modernisation des usines et de l'intégration d'autres secteurs d'activité;
- gérer les coûts et améliorer la fiabilité et l'efficacité;
- créer de nouvelles offres de service et miser sur le développement de la marque nationale dans le secteur des services énergétiques.

Le secteur gazier d'AltaGas fournit à ses clients des services de collecte, de traitement, d'extraction, de transport et des services auxiliaires sûrs et fiables. La stratégie est orientée sur l'augmentation de la rentabilité de l'infrastructure existante et de la part de marché, sur la réaffectation des actifs pour tirer parti des activités accrues d'exploration et de forage, et sur l'accroissement des contrats à long terme à prix forfaitaire ou au coût du service. Bien que l'on considère que le BSOC soit parvenu à maturité, AltaGas continue de croire fermement que la demande de gaz naturel à long terme entraînera une remontée des prix et l'amélioration des technologies d'exploration, de forage et d'achèvement et, par conséquent, la viabilité à long terme du BSOC. La découverte de thèmes de gaz non conventionnels dans le BSOC,

comme les thèmes de Montney et de Horn River, ainsi que la poursuite du forage dans le bassin enfoui de l'Alberta (*Alberta Deep Basin*), fondent cette perspective.

L'acquisition de Taylor en 2008 constitue un exemple de la stratégie mise en œuvre par AltaGas. Les actifs constituent une infrastructure énergétique de longue durée à faible risque, soutenue par des contrats à long terme qui procurent des flux de trésorerie stables et prévisibles. Avec cette acquisition, l'infrastructure d'AltaGas produit plus de 2 Gpi^3/j de gaz naturel. AltaGas exploite quatre des six usines d'extraction du BSOC dans lesquelles elle a une participation. La contribution provenant des activités d'extraction a considérablement augmenté en 2008, diversifiant par là-même les sources de produits au sein du BSOC. Au 31 décembre 2008, environ 12 % des volumes d'extraction totaux étaient exposés aux fluctuations des prix des marchandises; cependant, des ententes contractuelles permettent à la Fiducie de limiter le risque de baisse et d'interruption de la production lorsque les marges d'extraction ou les couvertures d'écarts « *frac* » sont faibles. De plus, AltaGas a couvert une partie pertinente des volumes d'extraction exposés pour réduire la volatilité des bénéfices.

Des occasions de croissance des activités gazières de la Fiducie devraient provenir des modifications d'usines visant à augmenter les produits récupérés ou le débit des installations, et ce, grâce à l'augmentation des participations dans des usines existantes ou à la construction de nouvelles installations dans des régions d'approvisionnement en croissance ou émergentes.

AltaGas a considérablement augmenté ses actifs d'extraction. L'approvisionnement en gaz naturel de l'UEEJ et de l'UEEE est tributaire de la pression sur la demande de gaz naturel des usagers dans les secteurs pétrochimique, résidentiel et commercial du centre de l'Alberta. Les usines d'extraction d'Empress misent sur l'approvisionnement en gaz naturel provenant de l'exportation, tandis que l'usine d'extraction Younger est approvisionnée par la solide région productrice de gaz naturel du nord-est de la Colombie-Britannique. Le complexe Harmattan est un important fournisseur de services dans sa zone de captage du centre-ouest de l'Alberta. De nombreuses autres installations de la zone du complexe Harmattan sont actuellement sous-utilisées, ce qui donne l'occasion à AltaGas de regrouper des actifs et d'en optimiser l'utilisation et, par conséquent, d'en augmenter la rentabilité. S'il est approuvé, le projet de coproduction Harmattan devrait également augmenter la capacité de production à l'usine. Dans l'ensemble, la nature diversifiée de son infrastructure d'extraction devrait procurer à AltaGas des occasions fréquentes d'en augmenter le débit, l'utilisation et la rentabilité.

Les principaux inducteurs de valeur du secteur du transport sont les gains de frais qui sont fondés sur les volumes sous contrat et la capacité de transport pour répondre aux besoins nouveaux et croissants des clients en ce qui a trait à la livraison de gaz naturel sur le marché. En raison de la nature intégrée des activités d'AltaGas, les services de transport sont souvent offerts en combinaison avec les services de collecte et de traitement, de commercialisation du gaz naturel et d'extraction d'AltaGas. AltaGas travaille avec des clients à la création de solutions de transport dans des zones où la capacité des gazoducs est nécessaire pour répondre aux demandes des producteurs et du marché.

Le secteur de collecte et de traitement sur place comprend un réseau d'environ 6 500 km de conduites de collecte, une capacité de traitement considérable, un potentiel d'expansion ainsi que l'accès à des conduites de transport en aval qui offrent aux clients des créneaux de commercialisation diversifiés. La plupart des unités de compression et de traitement sont montées sur patins. Cela permet à AltaGas de déplacer les unités de façon rapide et économique pour pouvoir répondre aux besoins changeants de ses clients en matière de traitement. Le développement de nouvelles zones est généralement attribuable aux programmes de forage de la clientèle existante et croissante d'AltaGas.

AltaGas peut aussi bénéficier d'occasions accrues d'acquérir des infrastructures de collecte et de traitement auprès de producteurs ou d'en construire pour le compte de producteurs qui désirent investir du capital dans des activités d'exploration et de production plutôt que dans des activités non essentielles comme le traitement. Il existe également des occasions d'accroître les volumes par le raccordement de nouveaux puits et la construction ou l'achat d'installations et de réseaux avoisinants pour créer de plus grands complexes dans le but de réaliser des synergies d'exploitation. Grâce à son infrastructure existante, AltaGas s'attend à tirer profit de la production croissante de gaz naturel dans le nord-est de la Colombie-Britannique et de sources de gaz non conventionnelles comme le gaz de schiste et le méthane de houille.

Le secteur des services énergétiques des activités gazières d'AltaGas fournit des services contractuels de régulation du débit gazeux et d'approvisionnement aux secteurs gazier et électrique. AltaGas saisit d'autres occasions d'augmenter la valeur de son infrastructure grâce à des services de soutien connexes. Ces services comportent des occasions d'augmenter les marges tirées du transport, de maintenir la rentabilité du débit gazeux dans les usines d'extraction et d'augmenter les services fournis aux producteurs. L'autre objectif de ce secteur consiste à partager la connaissance du marché du gaz naturel et de l'électricité avec tous les autres secteurs et d'améliorer la chaîne de valeur énergétique afin de mieux servir la clientèle canadienne.

Électricité – Stratégie commerciale

Les activités énergétiques se composent principalement de la participation de 50 % d'AltaGas dans les EAE de Sundance B. Les EAE sont des ententes contractuelles qui donnent à AltaGas des droits sur la capacité de production de

353 MW de la centrale de base alimentée au charbon de Sundance B. Les stratégies de couverture et d'exploitation actuelles d'AltaGas à l'égard de ses centrales à charge de pointe alimentées au gaz de 39 MW établissent un équilibre entre les risques financiers et opérationnels liés aux EAE. De plus, les centrales à charge de pointe alimentées au gaz procurent également des produits provenant de la vente d'énergie et de services auxiliaires. La stratégie d'AltaGas consiste à maximiser la rentabilité des actifs énergétiques existants et à agrandir son infrastructure de production d'électricité et sa capacité opérationnelle, en mettant l'accent sur l'énergie renouvelable. La stratégie d'AltaGas consiste à accroître ses activités énergétiques pour compenser le déclin des flux de trésorerie qui devrait se produire le 31 décembre 2020 lorsque les EAE de Sundance viendront à échéance.

Énergie - Occasions

AltaGas explore les occasions qui s'offrent à elle en matière d'activités énergétiques pour améliorer la valeur à long terme pour les porteurs de parts. Les objectifs d'AltaGas sont les suivants :

- préciser ses stratégies de couverture des prix de l'électricité dans le but d'augmenter la stabilité et la croissance des bénéfices provenant des EAE de Sundance;
- acheminer la capacité de pointe alimentée au gaz en temps réel afin de maximiser les produits d'exploitation tirés des services énergétiques et auxiliaires;
- repérer et saisir les occasions de créer de la valeur grâce à la réglementation des émissions de gaz à effet de serre;
- tirer profit des synergies internes et des efforts d'intégration avec les autres secteurs d'exploitation;
- acquérir et développer l'infrastructure énergétique soutenue par de solides principes fondamentaux liés à l'offre et à la demande d'électricité;
- acquérir et développer des projets de production d'électricité soutenus par des ententes de vente d'électricité à long terme;
- diversifier le portefeuille de production d'électricité selon les régions et les sources d'énergie;
- développer une capacité d'exploitation d'autres sources d'énergie;
- tirer profit de la demande croissante d'énergie verte en investissant dans des projets d'énergie renouvelable et verte au Canada et dans le nord et l'ouest des États-Unis;
- investir dans des débouchés dans le domaine de l'électricité, comme des EAE supplémentaires en Alberta et dans d'autres territoires.

Les principes fondamentaux liés à l'offre et à la demande qui soutiennent les activités énergétiques demeurent favorables en Amérique du Nord. AltaGas prévoit que ces principes continueront de favoriser les prix élevés de l'électricité, particulièrement en Alberta où AltaGas est plus exposée aux prix de l'électricité. Cette tendance pourrait augmenter la rentabilité des activités de production d'électricité d'AltaGas, permettant à celle-ci de gagner des produits d'exploitation plus élevés de la vente d'électricité et de services auxiliaires. Le fait que l'on s'attende à ce que les prix de l'électricité demeurent élevés s'explique par le resserrement de la marge des réserves d'électricité en Alberta, étant donné que les contraintes de transport reportent l'ajout de nouvelles installations de production. Toutefois, les prix de l'électricité pourraient être touchés par le ralentissement de la croissance économique en Alberta. En janvier 2009, l'AESO a publié un rapport intitulé « Future Demand and Energy Outlook, 2008-2028 », qui indiquait que la demande provinciale allait croître au taux annuel moyen de 3,5 % au cours des vingt prochaines années. La demande moyenne d'électricité en Alberta devrait peu changer en 2009, même si des nouveaux records de demandes ont été établis en été et en hiver 2008 malgré une croissance relativement nulle de la demande pour ces périodes. La conjoncture économique actuelle rend les investissements dans de nouveaux projets de production difficiles, et AltaGas prévoit que beaucoup de projets annoncés au cours des dernières années et dont le financement n'avait pas encore été garanti avant le repli de l'économie seront retardés ou annulés. Étant donné les prévisions concernant l'offre et la demande, AltaGas s'attend à ce que les marges des réserves demeurent autour de 10 % jusqu'en 2011, année où elles pourraient augmenter pour s'établir à environ 15 %. Au 31 décembre 2008, 90 % de la capacité de production d'AltaGas était générée par une centrale de base à faible coût alimentée au charbon, qui devrait produire des bénéfices futurs stables dans cette conjoncture de marché.

Des occasions de développer et d'acquérir des installations de production d'électricité sont susceptibles de survenir étant donné la croissance de la demande en Amérique du Nord pour des sources d'énergie plus propres comme le gaz naturel, l'eau et le vent. Le déclassement prévu de centrales thermiques en Ontario et en Alberta, à compter de 2010, peut présenter des occasions de croissance supplémentaires au moyen du développement et de l'acquisition de nouvelles capacités de production d'énergie propre. La Fiducie construit actuellement le parc éolien de Bear Mountain de 102 MW près de Dawson Creek, en Colombie-Britannique, qui devrait entrer en service en novembre 2009. En plus de ce parc éolien, la Fiducie a environ 1 900 MW d'énergie renouvelable en développement. Ce portefeuille d'énergie renouvelable se compose de 1 500 MW d'énergie éolienne, dont 500 MW au Canada et 1 000 MW dans le nord et l'ouest des États-Unis. Le portefeuille hydroélectrique en développement comprend environ 400 MW en Colombie-Britannique, dont quelque 275 MW ont fait partie de l'appel d'offres de la B.C. Hydro relativement à de l'énergie propre en novembre 2008.

SECTEURS DE L'ENTITÉ DÉCLARANTE

Au 31 décembre 2008, la Fiducie a déclaré des résultats financiers et d'exploitation consolidés provenant de cinq secteurs d'activité :

- Le secteur de l'extraction et du transport est constitué des participations d'AltaGas dans des usines d'extraction d'éthane et de LGN et des réseaux de transport de gaz naturel et de LGN :
  - les usines d'extraction traitent le gaz naturel pour en extraire et en récupérer l'éthane, les LGN, le CO_2 et le pétrole fractionné;
  - les pipelines acheminent le gaz naturel et les LGN vers des réseaux de distribution, des consommateurs ou d'autres pipelines en aval;
- Le secteur de l'extraction et du transport sur place comprend des pipelines de collecte et des installations de traitement du gaz naturel ainsi que des investissements dans des activités liées à la collecte et au traitement sur place :
  - les réseaux de collecte acheminent le gaz naturel des puits producteurs aux installations de traitement;
  - les installations de traitement retirent du gaz naturel les impuretés et certains hydrocarbures, puis compriment le gaz pour qu'il réponde aux spécifications de transport de gazoducs en aval;
- Le secteur des services énergétiques a deux principales composantes: les services de gestion énergétiques et les services gaziers :
  - les services de gestion énergétiques offrent des services de gestion de l'approvisionnement et de consultation en énergie, et organisent l'approvisionnement en gaz naturel et en électricité pour le compte de consommateurs non résidentiels;
  - les services gaziers achètent et revendent du gaz naturel, concluent des ententes de transport et de stockage;
- Le secteur de production d'électricité est constitué de la participation d'AltaGas dans la production d'électricité d'une centrale de base au charbon, d'une participation effective de 25 % dans le projet d'une centrale au fil de l'eau pouvant produire 7 MW et d'une capacité de production de pointe d'électricité à partir de centrales au gaz. Ce secteur comprend aussi le parc éolien de Bear Mountain, actuellement en construction, et d'autres projets de production d'énergie renouvelable qu'AltaGas compte réaliser;
- Le secteur du siège social comprend le coût de la prestation des services et les frais généraux de l'entreprise, les placements dans des entités ouvertes et fermées et l'incidence des variations de la valeur sur les actifs et les passifs de gestion du risque.

RÉGIONS EXPLOITÉES PAR ALTAGAS


Actifs ou services
existants
Occasions
de développement
Actifs existants et
occasions de développement


ONTARIO
COLOMBIE-
BRITANNIQUE
ALBERTA
SASKATCHEWAN
EDMONTON
CALGARY

ÉVOLUTION GÉNÉRALE DES ACTIVITÉS DE LA FIDUCIE

HISTORIQUE

La Fiducie est une fiducie de placement à capital variable sans personnalité morale régie par les lois de l'Alberta et créée conformément à la déclaration de fiducie ayant pris effet le 1er mai 2004. La Fiducie détient indirectement la totalité de l'actif, du passif et des activités appartenant antérieurement à AltaGas Services.

ASI a démarré son exploitation le 1er avril 1994 avec l'ambition initiale de bâtir une importante entreprise canadienne intermédiaire de gaz naturel regroupant un portefeuille de services reliés au gaz naturel avec des actifs ayant une longue durée de vie en vue d'accroître le bénéfice net. À l'époque, le concept d'entreprise intermédiaire distincte offrant une gamme complète de services était unique au Canada. ASI a démarré son exploitation avec deux importants contrats de prestation de services de gestion en matière de transport, de réglementation et de gaz. Les produits d'exploitation dérivés de ces contrats au cours de 1994 et 1995, ainsi que les financements privés par capitaux propres, ont permis à ASI de recueillir les fonds nécessaires à la mise sur pied de sa base des actifs intermédiaires puis d'opérer sa transition d'entreprise de services de consultation à une entreprise exploitante intermédiaire.

La nature de la participation d'AltaGas dans l'industrie des intermédiaires a suivi une progression : au départ, elle détenait surtout des contrats de services et des investissements non exploités, puis elle est passée aux installations de gaz naturel dont elle a la propriété exclusive ou dans lesquelles elle détient une participation majoritaire et qu'elle exploite entièrement.

En 2001, ASI est entrée sur le marché de l'électricité en achetant 353 MW de puissance de sortie de deux unités de production d'électricité alimentées au charbon en Alberta aux termes d'EAE à long terme. En 2004, une capacité de pointe alimentée au gaz de 25 MW a été acquise aux termes d'une entente de location-acquisition à long terme.

En 2004, AltaGas a considérablement étendu son secteur des services énergétiques en Ontario et en Colombie-Britannique grâce à l'acquisition de la quasi-totalité des actifs et des passifs de PremStar Energy Canada Ltd. et de ses filiales, ECNG Inc. et Energistics Group Inc., par les membres de son groupe, PremStar Energy Canada Limited Partnership et ECNG Energy. Les entreprises de PremStar Energy Canada Ltd. et de ses filiales ont été intégrées à AltaGas, mais les noms commerciaux PremStar Energy Limited Partnership et ECNG Energy ont continué d'être utilisés au sein du secteur des services énergétiques. Au 1er janvier 2007, Société en commandite ECNG a changé sa dénomination pour Société en commandite Énergie ECNG, et AltaGas a commencé à fournir des services de gestion de l'énergie sous la marque de fabrique Énergie ECNG. En 2008, PremStar Energy Canada Limited Partnership a changé sa dénomination pour AltaGas Energy Limited Partnership.

En 2005, AltaGas a encore étendu son secteur des services énergétiques en acquérant la quasi-totalité des actifs et des passifs d'iQ2 Power Corp. En raison de l'acquisition de cette entreprise, AltaGas achète de l'électricité et du gaz pour les revendre à ses clients des secteurs agricole, industriel et commercial en Alberta.

En novembre 2005, AltaGas a cédé son secteur de distribution de gaz naturel à une société distincte, cotée en bourse, AltaGas Utility Group Inc. La Fiducie détient actuellement 1 606 594 actions ordinaires, soit 19,6 % du total des actions ordinaires émises et en circulation d'AltaGas Utility Group Inc.

En 2005, AltaGas a investi 50,8 millions de dollars en capital de croissance dans le secteur de collecte et de traitement sur place afin d'offrir une infrastructure nouvelle ou agrandie. Ce placement comprenait une expansion de 14 Mpi^3/j de Windfall, une expansion de 31 Mpi^3/j de Marten Creek et l'acquisition de l'usine de traitement du gaz de 24 Mpi^3/j de Blair Creek.

En 2006, AltaGas a investi 53,3 millions de dollars en capital de croissance dans le secteur de collecte et de traitement sur place. Cet investissement comprenait l'usine de traitement du gaz corrosif de 20 Mpi^3/j de Princess, une participation accrue d'AltaGas dans l'usine de Pouce Coupe, l'usine de traitement du gaz corrosif de 10 Mpi^3/j de Clear Hills, l'usine de 15 Mpi^3/j de Clear Prairie et l'expansion de l'installation de traitement du gaz de Prairie River.

En juillet 2006, AltaGas a annoncé que le parc éolien de Bear Mountain appartenant à BMWLP était le soumissionnaire choisi dans le cadre de l'appel d'offres ouvert de l'exercice 2006 de la B.C. Hydro relativement à l'électricité.

En 2007, AltaGas a investi 23,3 millions de dollars en capital de croissance dans le secteur de collecte et de traitement sur place. L'investissement comprenait l'installation de traitement du MH de 10 Mpi^3/j d'Acme, l'installation de traitement de 5 Mpi^3/j de Corbett Creek et les conduites de collecte dans une zone où la production de MH est importante ainsi qu'une conduite de collecte de gaz naturel de 15 Mpi^3/j afin de raccorder l'installation de traitement du gaz de Clear Prairie à la zone de Square Creek, située à 250 km au nord-ouest de Grande Prairie, en Alberta.

En avril 2007, AltaGas a acquis 14 MW supplémentaires de capacité de production d'électricité alimentée au gaz qui ont été installés en 2008 sur les sites de collecte et de traitement sur place de Bantry et de Parkland dotés d'un approvisionnement en gaz naturel et d'un accès au réseau électrique.

Le 1er juin 2007, AltaGas a vendu Cedar Energy Partnership à une société d'énergie fermée pour environ 12 millions de dollars, majorés de un million de bons de souscription de l'acheteur d'une durée de trois ans prenant fin le 1er juin 2010. Le 31 juillet 2007, AltaGas a vendu à AltaGas Utility Group Inc. sa participation de un tiers dans la coentreprise Ikhil pour 9 millions de dollars. La vente de Cedar Energy Partnership et de la coentreprise Ikhil faisait partie du plan d'AltaGas visant à se départir d'actifs de production pétrolière et gazière non essentiels.

En septembre 2007, AltaGas a acheté une participation de 50 % dans le projet commun d'entreposage à l'aéroport de Sarnia. Le projet d'entreposage de gaz naturel à Sarnia représente le premier investissement d'AltaGas dans une infrastructure de gaz naturel en Ontario. Une fois développé, le projet commun d'entreposage à l'aéroport de Sarnia devrait avoir une capacité générale de 5,3 Gpi^3 et une capacité et une livrabilité d'environ 52 Mpi^3/j. Le projet est en train d'être construit; l'achat de l'essentiel de l'équipement a été réalisé et le projet devrait être en exploitation en juillet 2009.

En 2007, BMWLP a poursuivi le développement du parc éolien de Bear Mountain. Le parc éolien de Bear Mountain devrait comprendre 34 turbines ayant une capacité de production d'électricité totale de 102 MW. BMWLP a signé une convention avec Enercon GmbH, fabricant de turbines de premier plan situé en Allemagne, visant la fourniture et l'installation de turbines pour le parc éolien aux termes d'un contrat de conception-achat-construction à prix fixe ainsi que l'exploitation et l'entretien de turbines aux termes d'une convention de service à long terme. En août 2007, AltaGas a acheté la participation d'Aeolis Wind Power Corporation dans BMWLP. Par conséquent, AltaGas est maintenant propriétaire exclusif de BMWLP. La construction du parc éolien a commencé en décembre 2007, les fondations ont été terminées en 2008 et le parc devrait entrer en service en novembre 2009 au coût d'environ 200 millions de dollars.

En 2008, AltaGas a acquis quatre projets de développement hydroélectriques au fil de l'eau qui s'échelonnent de 6,5 MW à 24 MW pour 4,5 millions de dollars. Le potentiel total de ces projets est d'environ 50 MW.

En 2008, AltaGas a investi 50 millions de dollars supplémentaires dans la construction du parc éolien de Bear Mountain. Les fondations de la turbine sont maintenant terminées et le projet devrait être achevé en novembre 2009.

En 2008, AltaGas a investi des capitaux dans des projets de croissance du secteur de l'extraction et du transport. La majeure partie du programme d'immobilisations de 55 millions de dollars visant à augmenter les volumes de gaz naturel et à stimuler l'efficacité du complexe Harmattan a été réalisée à la fin de 2008. AltaGas investit environ 12,5 millions de dollars pour moderniser le pipeline du SLE, dont 80 % a été réalisé en 2008.

En 2008, AltaGas a acquis NovaGreen, filiale en propriété exclusive de NovaGold Resources Inc., pour environ 38,5 millions de dollars. NovaGreen a changé sa dénomination pour AltaGas Renewable Energy Inc. en décembre 2008. AltaGas Renewable Energy Inc. développe le projet hydroélectrique au fil de l'eau de 195 MW de Forrest Kerr situé au nord-ouest de la Colombie-Britannique et, également, le projet hydroélectrique au fil de l'eau de 66 MW de McLymont Creek et le projet hydroélectrique au fil de l'eau de 16 MW de Volcano Creek dans la même région de la Colombie-Britannique. Ces trois projets ont été présentés en novembre 2008 à l'occasion de l'appel d'offres de 2008 de B.C. Hydro relativement à de l'énergie propre.

En 2008, AltaGas a acquis la participation de 45 % de GreenWing Energy Management Ltd. dans GreenWing pour 12,3 millions de dollars si bien qu'AltaGas est désormais propriétaire exclusive de GreenWing. GreenWing a changé sa dénomination pour AltaGas Renewable Energy Limited Partnership en décembre 2008.

En janvier 2009, AltaGas a acquis le projet de développement éolien de 100 MW de Glenridge situé près de Medicine Hat (Alberta) auprès de Shear Wind Inc. pour 2,2 millions de dollars. Compte tenu de l'acquisition de GreenWing et Glenridge, AltaGas possède un portefeuille de 1 500 MW de projets éoliens matures et au stade précoce de développement dans l'ouest du Canada et dans le nord et l'ouest des États-Unis.

En janvier 2009, AltaGas a investi 10 millions de dollars pour acquérir une participation d'environ 5 % dans Magma Energy Corp., société fermée axée sur l'exploration, le développement et l'exploitation de projets d'énergie géothermique. AltaGas a également obtenu le droit d'acquérir une participation directe dans certains projets géothermiques futurs développés ou acquis par la société. Magma Energy Corp. est actuellement propriétaire d'une centrale géothermique de 8 MW au Nevada qu'elle exploite, ainsi que d'un portefeuille de projets d'exploration et de développement géothermiques dans l'ouest des États-Unis, en Argentine, au Chili, au Nicaragua et au Pérou.

ACQUISITION IMPORTANTE

Le 29 novembre 2007, la Fiducie a offert d'acquérir indirectement, par l'entremise d'AltaGas LP1, la totalité des parts de société en commandite en circulation de Taylor NGL Limited Partnership. Le 10 janvier 2008, AltaGas LP1 a réalisé l'acquisition de Taylor pour le prix d'achat total de 593,6 millions de dollars, notamment 256,3 millions de dollars au comptant, 7,7 millions de parts de fiducie évaluées à 198,9 millions de dollars — l'évaluation comprenait la totalité des parts de société en commandite en circulation de Taylor dont AltaGas n'était pas déjà propriétaire — la prise en charge d'une dette de 132,5 millions de dollars et des frais d'opération de 5,9 millions de dollars. L'acquisition de Taylor a augmenté la capacité d'extraction d'environ 1 040 Mpi^3/j, a ajouté 140 000 b/j de capacité de transport, a doublé les volumes extraits pour les porter à environ 45 000 b/j et a augmenté la capacité du secteur de collecte et de traitement sur place de 150 Mpi^3/j. En outre, le secteur de production d'électricité a connu une croissance grâce à la participation véritable de 25 % dans la centrale électrique de 7 MW de Boston Bar Partnership et à l'acquisition d'une production d'hydroélectricité de 20 MW en développement.

Pour plus d'information concernant l'acquisition de Taylor, voir la déclaration d'acquisition d'entreprise de la Fiducie datée du 3 mars 2008 qui a été déposée sur SEDAR à l'adresse www.sedar.com.

ACTIVITÉS DE LA FIDUCIE

Les produits nets de la Fiducie sont passés de 324 millions de dollars pour la période de 12 mois terminée le 31 décembre 2007 à 476,5 millions de dollars pour la période de 12 mois terminée le 31 décembre 2008.

Produits nets par secteur en 2007 (1)


Entreprise
2 %
Extraction et
transport
21 %
Production d'électricité
32 %
Services énergétiques(2)
6 %
Collecte et traitement
sur place(3)
39 %

Produits nets par secteur en 2008 (1)


Entreprise
3 %
Production d'électricité
27 %
Extraction et
transport
37 %
Services énergétiques
3 %
Collecte et traitement
sur place
30 %

Notes :

(1) Les produits nets correspondent aux produits bruts moins les coûts des marchandises achetées à des fins de revente et d'appoint.
(2) Comprend la production de pétrole et de gaz naturel jusqu'au 31 mai 2007. Voir « Évolution générale des activités de la Fiducie – Historique ».
(3) La collecte et le traitement sur place comprennent la coentreprise Ikhil jusqu'au 31 juillet 2007.

EXTRACTION ET TRANSPORT

Le secteur de l'extraction et du transport d'AltaGas a dégagé des produits nets de 176,2 millions de dollars pour l'exercice terminé le 31 décembre 2008, soit environ 37 % des produit nets de la Fiducie avant élimination des chiffres intersectoriels. Au 31 décembre 2008, le secteur de l'extraction et du transport employait 141 personnes.

Extraction – Description des activités

AltaGas dispose d'une capacité de traitement qui découle de sa participation dans deux usines d'extraction à Empress, en Alberta, dans l'UEEJ à Joffre, en Alberta, et dans l'UEEE à Edmonton, en Alberta. Des services d'extraction sont en outre fournis par l'installation de fractionnement d'AltaGas au champ de Bantry. En janvier 2008, AltaGas a ajouté à ses actifs le complexe Harmattan, en Alberta, une participation dans l'usine d'extraction Younger en Colombie-Britannique

et a porté à 100 % sa participation dans l'UEEJ. Le complexe Harmattan dispose d'une capacité d'amenée autorisée de 490 Mpi^3/j, d'une unité d'extraction de LGN par dégazolinage « coupes lourdes », d'une capacité nette de fractionnement des LGN de 25 000 b/j et des installations d'un terminal de LGN. L'usine d'extraction Younger, qui détient une participation de 56,7 % dans les activités d'extraction de LGN, dispose d'une capacité nette de traitement de 425 Mpi^3/j et possède une participation de 100 % dans les installations de fractionnement et de terminal de LGN, lesquelles ont une capacité nette de 25 000 b/j. La participation additionnelle dans l'UEEJ a accru la capacité nette de 125 Mpi^3/j et celle des installations de terminal de 5 200 b/j. AltaGas agit à titre d'exploitant de l'UEEE, de l'UEEJ, de l'installation du champ de Bantry, du complexe Harmattan et de l'usine d'extraction Younger. Les usines d'extraction génèrent des produits d'exploitation stables de services fournis à prix forfaitaire ou au coût du service, ainsi que des produits d'exploitation dégagés sur des marges. Au 31 décembre 2008, la capacité d'amenée de gaz brut nette autorisée d'AltaGas à ces usines était de 1 594 Mpi^3/j.

La valeur de l'éthane et des LGN extraits dépend de la différence entre la valeur de l'éthane, du propane, du butane et du condensat pouvant être commercialisés séparément comme éléments constitutifs du gaz naturel acheminé. Si ces constituants ne sont pas extraits, ils sont vendus comme pour leur valeur calorifique au prix courant du gaz naturel, tandis que l'éthane et les composants des LGN extraits sont vendus à des prix supérieurs, qui correspondent à la valeur de chacune de ces marchandises. Dans la plupart des cas, les LGN récupérés par les usines d'extraction et de traitement de gaz naturel de l'Ouest canadien sont livrés à un réseau pipelinier qui les collecte et les achemine à Fort Saskatchewan, en Alberta, ou à Sarnia, en Ontario. Les LGN sont consommés directement pour produire de l'énergie ou sont utilisés comme matière première par les usines pétrochimiques et de raffinage du pétrole brut. L'éthane est la matière première servant à produire de l'éthylène.

Extraction – Structures tarifaires des usines

Les propriétaires d'installations d'extraction ont le droit d'extraire des liquides du gaz naturel acheminé, soit directement en qualité de propriétaires du gaz, soit en vertu d'un contrat d'extraction. Dans une entente commerciale type, le propriétaire d'une usine d'extraction d'éthane et de LGN passe un contrat avec un transporteur de gaz naturel destiné à l'exportation qui passe par un réseau pour acheminer le gaz, contre le droit d'en extraire l'éthane et les LGN. En retirant l'éthane et les LGN, l'usine d'extraction se trouve à extraire une partie de l'énergie contenue dans le gaz naturel du transporteur. Le propriétaire de l'usine d'extraction paie au transporteur la quantité d'énergie extraite ou achète sur le marché une quantité de gaz naturel suffisante pour remplacer l'énergie extraite, gardant ainsi le volume du transporteur entier. Le gaz acheté est appelé gaz d'appoint ou de rattrapage. Les conditions des contrats d'extraction peuvent stipuler que le traitement du gaz est ferme ou interruptible, et la durée de ces contrats peut varier entre un mois et plusieurs années. Actuellement, la majeure partie des contrats d'extraction d'AltaGas portent sur plusieurs années. Selon les résultats de l'enquête sur l'extraction des LGN de l'ERCB publiés en février 2009, il est prévu que les droits d'extraction figurant dans ce genre de convention seront modifiés au cours des trois prochaines années, les droits sur les LGN contenus dans l'ensemble du gaz naturel acheminé par les gazoducs réglementés par l'Alberta étant désormais conférés aux expéditeurs recevant le gaz plutôt qu'aux transporteurs du gaz destiné à l'exportation. AltaGas élabore une stratégie pour tirer parti des occasions qu'offre la décision qui a été rendue à l'issue de l'enquête sur l'extraction des LGN.

La production d'éthane revenant à AltaGas est vendue en vertu d'ententes à long terme au coût du service ou à prix forfaitaire sans risque lié au prix des marchandises. Le prix de vente stipulé dans ces contrats assure un rendement du capital et le recouvrement de certains frais d'exploitation comprenant le gaz de rattrapage lié à cette production. La part de la production d'éthane revenant à AltaGas est vendue à la sortie de l'usine, l'acheteur prenant à sa charge le transport et la manutention en aval de l'usine. Les ventes d'éthane d'AltaGas génèrent des flux de trésorerie stables et prévisibles.

La production de LGN revenant à AltaGas est vendue en vertu de diverses ententes. Au 31 décembre 2008, environ 60 % de la production de LGN d'AltaGas était vendue en vertu d'ententes à long terme conclues à un prix forfaitaire. Ces ventes ne posent pas de risque lié au prix des marchandises. Les produits d'exploitation tirés de ces ventes de LGN génèrent des flux de trésorerie stables et prévisibles.

Sur la partie de la production extraite qui n'est pas cédée en vertu de contrats de vente d'éthane au coût du service ou de contrats de LGN à prix forfaitaire, le rendement dépend du différentiel de fractionnement, c'est-à-dire l'écart entre le prix des LGN extraits et le prix du gaz naturel acheté pour compenser la valeur calorifique des LGN extraits.

Au 31 décembre 2008, environ 40 % de la production de LGN d'AltaGas (12 % de la production extraite) avait été vendue en vertu de contrats soumis aux différentiels de fractionnement. Si les prix des marchandises ou les frais d'exploitation rendent l'extraction des LGN non rentables, les LGN peuvent être réinjectés ou les installations peuvent ralentir ou suspendre leur activité. Si cela se produit, la souplesse d'exploitation des contrats commerciaux fait en sorte que l'incidence sur les marges est minime.

Extraction – Production des usines

La production des usines d'extraction est fonction de la quantité de gaz naturel traitée, de la composition du gaz naturel, de l'efficacité de la récupération de l'usine d'extraction et de la période pendant laquelle l'usine est exploitée. Le tableau qui suit résume la capacité et la production d'AltaGas associées aux usines d'extraction et de fractionnement dans lesquelles elle détient une participation :

Usine d'extraction ou de fractionnement	Participation (%)[1]	Capacité de traitement à l'entrée de l'usine d'AltaGas (Mpi³/j)[1]	Production de liquides en 2008 (b/j)[2]		Production de liquides en 2007 (b/j)[2]		Usine exploitée ou inexploitée
UEEE	48,667	190	LGN Éthane	1 972 6 586	LGN Éthane	2 482 7 470	Exploitée
Empress ATCO	7,2	79	LGN Éthane	671 655	LGN Éthane	913 958	Inexploitée
Empress Provident	11,25	135	LGN Éthane	1 119 1 361	LGN Éthane	1 648 2 931	Inexploitée
UEEJ[3]	100,0	250	LGN Éthane	977 2 779	LGN Éthane	958 2 900	Exploitée
Younger[3]	56,667	425	LGN Éthane	5 057 7 351	LGN Éthane	n/a n/a	Exploitée
Complexe Harmattan[3]	100,0	490	LGN Éthane	434 5 161	LGN Éthane	n/a n/a	Exploitée
Bantry	100,0	25	LGN	196	LGN	214	Exploitée
Total[4]		1 594	**LGN** **Éthane**	**10 426** **23 892**	**LGN** **Éthane**	**6 215** **14 259**	

Notes :

(1) Au 31 décembre 2008.
(2) Volumes moyens au quatrième trimestre.
(3) AltaGas a acquis la participation restante de 50 % dans l'UEEJ, la participation dans l'usine d'extraction Younger et le complexe Harmattan en janvier 2008.
(4) Ne comprend pas les LGN sur place.

Extraction – Usine d'extraction Empress ATCO

La participation d'AltaGas dans l'usine s'extraction Empress ATCO était de 7,2 % au 31 décembre 2008. La participation restante de 92,8 % dans l'installation est détenue par neuf autres propriétaires dans des proportions diverses. La participation d'AltaGas correspond à une part de la capacité d'amenée de gaz naturel de l'usine de 79 Mpi³/j sur les 1 100 Mpi³/j.

L'usine Empress ATCO, située à la frontière entre l'Alberta et la Saskatchewan, à Empress, en Alberta, est l'une des six usines d'extraction de la région. L'usine Empress ATCO compte quatre circuits de traitement qui offrent la souplesse nécessaire pour gérer aisément la production afin de réduire les frais d'exploitation et d'atténuer le risque d'exploitation en limitant le risque de perte en cas de baisse de l'activité consécutive à la variation des volumes de production.

Actuellement, l'approvisionnement ferme en gaz sous contrat est de 79 Mpi³/j, 24 Mpi³/j étant sous contrat jusqu'en décembre 2009, le reste faisant l'objet d'ententes d'approvisionnement annuelles et mensuelles. À l'usine d'extraction Empress ATCO, AltaGas traite aussi les quantités de gaz interruptible mises à la disposition de l'usine par le secteur des services énergétiques ainsi que les quantités de gaz redirigées par suite de la fermeture de son autre installation à Empress. Comme il existe cinq autres usines d'extraction dans la région d'Empress, la rivalité est vive entre les propriétaires des usines pour obtenir les droits d'extraction des producteurs.

La production d'éthane d'AltaGas est vendue en vertu d'une entente à long terme au coût majoré d'une marge. Au 31 décembre 2008, environ 64 % de la part de la production de propane, de butane et de condensat de l'usine Empress ATCO revenant à AltaGas était vendue en vertu d'ententes de commercialisation de un an à reconduction tacite, au prix du marché mensuel. Le reste de cette production génère des produits d'exploitation qui dépendent d'une entente à long terme basée sur les résultats, ce qui comprend les frais à payer pour le traitement et des produits d'exploitation qui varient avec le prix du produit.

Extraction – Usine d'extraction Empress Provident

AltaGas a acquis une participation de 10 % dans l'usine d'extraction Empress Provident en avril 1998 et a porté sa part à 11,25 % en décembre 2006. L'usine, entrée en service en septembre 1996, est située à 2 km au sud-est de l'usine d'extraction Empress ATCO.

L'usine est autorisée à traiter 1 200 Mpi^3/j de gaz naturel, la part d'AltaGas correspondant à 135 Mpi^3/j. AltaGas a géré le risque d'approvisionnement en gaz à cette usine en garantissant un débit suffisant de gaz naturel à long terme pour s'assurer que sa part de 135 Mpi^3/j soit toujours utilisée au complet.

En octobre 2003, des modifications ont été apportées pour accroître l'efficacité de la récupération d'éthane. Les frais engagés par AltaGas se sont élevés à 5,5 millions de dollars, le projet ayant plus que doublé sa production d'éthane pour la porter à environ 2 400 b/j. La production d'éthane revenant à AltaGas est vendue en vertu d'un contrat type à long terme au coût du service, ce qui garantit le recouvrement de certains frais d'exploitation. Environ 74 % de la production de propane, de butane et de condensat de cette usine revenant à AltaGas génère des produits d'exploitation tirés de services fournis à un prix forfaitaire, auxquels s'ajoute le remboursement de frais d'exploitation afférents en vertu d'une entente de traitement à long terme. Le reste de la production est vendue en vertu d'une entente de commercialisation de un an à reconduction tacite, au prix du marché mensuel du propane, du butane et du condensat.

Extraction – Usine d'extraction de Joffre

Depuis l'acquisition de Taylor en janvier 2008, AltaGas possède une participation de 100 % dans l'UEEJ, qui peut traiter 250 Mpi^3/j de gaz naturel et produire 10 400 b/j d'éthane et de LGN. L'usine, dont la construction en 2002 a coûté 24,8 millions de dollars à AltaGas en contrepartie de sa participation initiale de 50 %, a démarré en décembre de la même année. AltaGas est l'exploitant de l'installation, située à Joffre, en Alberta.

Comme elle jouxte le complexe pétrochimique Joffre de NOVA Chemicals Corporation, l'usine récupère l'éthane et les LGN du gaz combustible consommé par le complexe. Toute la production d'éthane de l'UEEJ est vendue au coût du service en vertu d'un contrat type conclu avec NOVA Chemicals Corporation venant à échéance en 2031. En vertu de ce contrat, AltaGas assume une petite partie du risque lié au coût d'exploitation, qui est fonction du rapport des LGN à la production totale de l'usine. AltaGas vend sa production de LGN en vertu d'une entente de commercialisation de un an à reconduction tacite, fondée sur le prix du marché moyen mensuel des LGN.

Du point de vue matériel, l'UEEJ est aménagée de manière à ce que la production de LGN puisse facilement s'adapter à la demande du marché. Cette capacité d'entrer sur le marché des LGN et d'en sortir selon l'évolution des prix permet à AltaGas de participer pleinement au marché quand les prix sont élevés et d'y limiter sa participation quand les prix sont défavorables.

Extraction – Usine d'extraction d'éthane d'Edmonton

En août 2004, AltaGas a acquis une participation de 48,67 % dans l'UEEE contre 48,2 millions de dollars, chiffre qui comprend un passif environnemental de 5,0 millions de dollars, le décaissement net s'élevant donc à 43,2 millions de dollars. La participation restante dans l'usine est détenue par ATCO Midstream Ltd. AltaGas exploite l'usine. L'UEEE est directement raccordée au réseau de collecte d'éthane de l'Alberta ainsi qu'au pipeline de LGN Co-Ed de BP Canada Energy Resources, ce qui assure des débouchés sûrs et fiables à la production de l'usine.

L'usine dispose d'une capacité d'amenée brute autorisée de 390 Mpi^3/j de gaz naturel et d'une capacité de production brute d'éthane conforme aux spécifications de 23 000 b/j et de LGN de 7 500 b/j.

En janvier 2007, un projet de 4,6 millions de dollars, dans lequel la part d'AltaGas s'établissait à 2,2 millions de dollars, visant à accroître la capacité de traitement et la récupération d'éthane de l'UEEE a été réalisé. Le projet a permis d'accroître la capacité de traitement d'AltaGas de 15 Mpi^3/j sans que sa capacité autorisée soit modifiée. La production annuelle d'éthane de l'usine s'est ainsi accrue de près de 10 %, augmentant ainsi celle d'AltaGas de 700 b/j.

Un contrat de fourniture de gaz à long terme assure l'approvisionnement en matière première de l'UEEE. Le gaz traité par l'installation approvisionne les marchés de la consommation de la ville d'Edmonton, en Alberta. La production de l'usine revenant à AltaGas est vendue en vertu de contrats à long terme aux termes d'ententes conclues au coût du service ou à un coût majoré d'une marge.

Extraction – Usine d'extraction Younger

AltaGas a acquis une participation de 56,7 % dans l'usine d'extraction Younger en se portant acquéreur de Taylor en janvier 2008. La participation restante est détenue par Provident. L'usine d'extraction Younger, située à Taylor, en Colombie-Britannique, traite du gaz naturel acheminé par le réseau de Spectra Energy et le réseau Stoddart de Canadian Natural Resources Limited pour en récupérer les LGN.

L'usine d'extraction Younger dispose d'une capacité de traitement de gaz naturel de 750 Mpi^3/j, la part d'AltaGas s'élevant à 425 Mpi^3/j et celle de Provident à 325 Mpi^3/j. AltaGas est l'unique propriétaire des installations de fractionnement, de stockage, de chargement, de traitement ou de terminal de LGN. AltaGas exploite l'usine d'extraction Younger.

La production de LGN de l'usine d'extraction Younger revenant à AltaGas est vendue à Provident en vertu d'une convention d'achat à long terme qui prévoit un rendement du capital, un recouvrement des frais d'exploitation, la fourniture de gaz de rattrapage et un partage des bénéfices. Provident fournit tout le gaz à l'usine d'extraction Younger en vertu d'une convention d'achat de LGN. La production d'éthane d'AltaGas est vendue à Dow Chemical à un prix forfaitaire en vertu d'un contrat de services à long terme.

Extraction – Complexe Harmattan

AltaGas a acquis une participation de 100 % dans le complexe Harmattan situé à 100 km au nord de Calgary, en Alberta, à l'acquisition de Taylor en janvier 2008.

Le complexe Harmattan dispose d'une capacité de traitement de gaz naturel de 490 Mpi^3/j comprenant le traitement de gaz acide, l'extraction de LGN et le fractionnement de 25 000 b/j de LGN et la fourniture des installations de terminal. Le complexe Harmattan compte aussi une installation de traitement du pétrole fractionné d'une capacité de 450 b/j, une installation de production de CO_2 de qualité industrielle d'une capacité de 200 t/j et une installation de déchargement par camion de LGN d'une capacité de 6 000 b/j.

Le complexe Harmattan extrait les LGN du gaz naturel brut livré pour être traité, fractionne les LGN récupérés sous forme d'éthane, de propane, de butane et de condensat conforme aux spécifications, et offre des services de stockage et de terminal pour chaque produit. Les installations de terminal proposées pour chacun des produits sont les suivantes :

Éthane – le complexe Harmattan est relié au réseau de collecte d'éthane de l'Alberta par un pipeline de raccordement appartenant à AltaGas. L'éthane produit par le complexe Harmattan est livré au réseau de collecte d'éthane de l'Alberta.

Propane et butane – les producteurs peuvent faire charger leur propane et leur butane à bord de wagons-citernes ou de camions-citernes. Les installations de chargement ferroviaires, situées à Didsbury, en Alberta, sont reliées par pipeline au complexe principal. Le butane peut aussi être expédié par le pipeline Cremona.

Condensat – les producteurs peuvent faire livrer leur condensat par le pipeline Cremona ou le faire charger à bord de camions-citernes au complexe Harmattan.

Au complexe Harmattan, des services de traitement du gaz naturel sont fournis à une soixantaine de producteurs en vertu de contrats assortis de diverses ententes et conditions commerciales.

Des produits d'exploitation fondés sur la rémunération des services sont tirés du traitement du gaz naturel brut, de l'extraction des LGN, de leur fractionnement et de la fourniture d'installations de terminal, et du traitement sur demande des LGN. La rémunération des services signifie que des frais sont facturés au client pour le service qui lui est fourni par unité de volume.

Environ 50 % du gaz naturel traité par le complexe Harmattan l'est selon les conditions de conventions de représentation attribuant les réserves sur leur durée de vie. Outre le gaz naturel traité en vertu des conventions de représentation, 25 % du gaz naturel actuellement traité par le complexe Harmattan est réservé pour plus de cinq ans et comporte des obligations de volume minimal annuel. Le reste du gaz naturel brut traité par le complexe Harmattan fait l'objet de contrats dont la durée varie entre un mois et la durée de vie des réserves. La majeure partie des contrats prévoient une indexation des frais fondée sur l'indice canadien des prix à la consommation.

Dans de nombreuses conventions de traitement du gaz naturel brut, un des éléments de la rémunération d'AltaGas pour fournir des services aux producteurs découle de son droit d'acheter une partie de l'éthane, du propane, du butane et du condensat des producteurs à un prix égal à la valeur du gaz naturel équivalent. Cette entente commerciale est qualifiée de contrat en nature.

La rentabilité des contrats en nature dépend de la différence entre la valeur de l'éthane, du propane, du butane et du condensat conformes aux spécifications et la valeur des LGN s'ils demeurent dans le gaz naturel. L'éthane acquis par AltaGas en vertu de contrats en nature est vendu aux termes d'un contrat à long terme à un prix prévoyant le recouvrement intégral du coût d'acquisition de l'éthane des producteurs majoré d'une prime. Les quantités de propane, de butane et de condensat acquises par AltaGas sont vendues sur le marché albertain aux prix en vigueur.

AltaGas est en voie d'investir des capitaux supplémentaires dans le complexe Harmattan. Le gros du programme d'immobilisations de 55 millions de dollars dans le complexe Harmattan avait été réalisé avant la fin de 2008. Environ 8 millions de dollars sur les 55 millions de dollars devraient être dépensés avant la fin du deuxième trimestre de 2009.

Les projets ont eu pour effet d'augmenter le débit d'environ 30 à 40 Mpi³/j, accroissant ainsi le débit effectif de l'usine de 30 %. Les mesures d'efficience ont contribué à réduire la consommation de gaz combustible et à accroître la fiabilité. Il est prévu que la performance financière du complexe Harmattan bondira de plus de 80 % en 2009 avec les retombées de ce programme d'immobilisations et l'absence de travaux de réhabilitation. En 2009, une somme supplémentaire de 6,0 millions de dollars sera engagée pour accroître la capacité du complexe à générer des rentrées. Cet investissement accroîtra la capacité de fractionnement de 7 500 b/j pour la porter à 35 000 b/j. Aucun changement ne sera apporté à la capacité d'amenée brute de l'installation, seul le débit étant appelé à augmenter.

Extraction – Installation de fractionnement du champ de Bantry

AltaGas s'est portée acquéreur de l'usine de traitement de gaz naturel de Bantry en mai 2000 et l'a agrandie en 2001. L'usine, exploitée par AltaGas, est pourvue d'installations de fractionnement pouvant produire 400 b/j de propane, de butane et de pentanes-plus conformes aux spécifications mis en vente sur les marchés locaux aux prix du marché. Les services de fractionnement de Bantry sont fournis à un tarif établi par mètre cube de produit traité.

Extraction – Concurrence

Les établissements d'extraction d'AltaGas sont bien positionnés pour évoluer dans un environnement concurrentiel et tirer parti de leurs situations stratégiques et des conditions des contrats pour rivaliser avec la concurrence dans le secteur des LGN.

Les installations d'extraction Empress ATCO et Empress Provident d'AltaGas font face à la concurrence de six installations d'extraction dans la région d'Empress, d'où une importante rivalité pour s'approvisionner en gaz naturel. Pour atténuer ce risque, les usines d'AltaGas à Empress nouent des contrats d'approvisionnement à long terme en gaz naturel et mobilisent des réserves de gaz par le truchement du secteur des services énergétiques.

Les installations de l'UEEP et de l'UEEE d'AltaGas sont situées stratégiquement et tirent profit de la consommation de gaz par l'industrie pétrochimique et la ville d'Edmonton, respectivement.

L'usine d'extraction Younger traite du gaz naturel extrait du bassin de Fort St. John, situé dans le nord-est de la Colombie-Britannique. L'installation bénéficie d'une situation stratégique, étant la seule usine d'extraction à longer un pipeline dans cette région de la Colombie-Britannique. Alors que l'usine d'extraction Younger est la seule à longer un pipeline dans la région, le pipeline Alliance doit rivaliser avec la concurrence pour s'approvisionner localement en gaz naturel.

Le complexe Harmattan est bien positionné comme installation de traitement à bas coût et à volume élevé dans la région qu'il dessert.

Transport – Description des activités

AltaGas possède cinq réseaux de transport de gaz naturel pouvant acheminer environ 554 Mpi³/j et trois pipelines de LGN d'une capacité combinée de 151 600 b/j.

Le tableau ci-après résume la capacité brute des pipelines de transport d'AltaGas au 31 décembre 2008. À l'exception du report des produits d'exploitation de Suffield décrit ci-après, la majeure partie des contrats de transport par pipeline de réseau prévoient un prix forfaitaire ou un engagement ferme et ne sont donc généralement pas sensibles aux quantités livrées.

Pipeline de transport	Produit	Région	Propriété (pourcentage)	Capacité de transport	Longueur (km)	Exploité/ inexploité[1]
Battle Lake	Gaz naturel	Centre de l'Alberta	100,0	15 Mpi³/j	16	Exploité
Cold Lake	Gaz naturel	Centre-est de l'Alberta	99,2	80 Mpi³/j	253	Exploité
Kahntah	Gaz naturel	Nord-est de la Colombie-Britannique	100,0	35 Mpi³/j	55	Exploité
Suffield	Gaz naturel	Sud-est de l'Alberta	100,0	400 Mpi³/j	243	Exploité
Summerdale	Gaz naturel	Centre de l'Alberta	100,0	24 Mpi³/j	18	Exploité
Porcupine Hills	LGN	Sud-ouest de l'Alberta	100,0	11 600 b/j	164	Exploité
EDS	LGN	Centre de l'Alberta	100,0	90 000 b/j	180	Exploité
JFP	LGN	Centre de l'Alberta	100,0	50 000 b/j	180	Exploité

Note :

(1) AltaGas exploite le pipeline de Cold Lake et a sous-traité l'exploitation de ses autres pipelines.

Transport – Suffield

Le réseau de transport de gaz naturel Suffield situé dans le sud-est de l'Alberta a assuré 46 % des produits nets tirés du transport en 2008. Le réseau Suffield est composé de deux gazoducs qui acheminent le gaz naturel extrait du bloc militaire Suffield et des environs vers la canalisation principale de TransCanada Pipelines à Burstall, en Saskatchewan. Le réseau Suffield est réglementé par l'Office national de l'énergie et les tarifs du réseau sont fondés sur une méthode de calcul des droits axés sur le marché. La capacité de transport combinée des deux gazoducs est de 400 Mpi^3/j. Le gazoduc North Suffield est d'une longueur de 147 km, sa canalisation ayant un diamètre de six à 16 po, et le gazoduc North Suffield est d'une longueur de 96 km, sa canalisation ayant également un diamètre de 16 po.

La capacité de transport du réseau Suffield est actuellement allouée en bonne partie par contrat à EnCana Oil and Gas Partnership en vertu d'engagements fermes de transport et de volume venant à échéance en 2022 et renouvelables pour des périodes de un an par la suite. Les engagements de volume sont appelés à augmenter annuellement, pour passer d'environ 370 000 GJ/j en 2008 à environ 406 000 GJ/j en 2010 et diminuer par la suite. Dans le cas du réseau Suffield, EnCana base ce qu'il paie à AltaGas sur une quantité contractuelle quotidienne. Si les quantités annuelles expédiées sont inférieures à la quantité contractuelle quotidienne annualisée, AltaGas ne rembourse pas à l'expéditeur les paiements qu'il a faits en vertu de la quantité contractuelle quotidienne, mais porte la quantité manquante au crédit d'un compte des manquants jusqu'à ce que l'expéditeur réduise la quantité manquante en livrant des quantités excédentaires ou jusqu'à ce que les quantités manquantes expirent.

Transport – EDS et JFP

AltaGas s'est portée acquéreur d'EDS et de JFP à l'acquisition de Taylor en janvier 2008. EDS sert à acheminer de l'éthylène, la principale production du complexe pétrochimique de NOVA Chemicals à Joffre, vers des clients industriels et des installations de stockage dans les régions d'Edmonton et de Fort Saskatchewan en Alberta. EDS est un pipeline de 12 po de diamètre et d'une longueur de 180 km pouvant transporter 90 000 b/j. JFP transporte des LGN de Fort Saskatchewan au complexe pétrochimique de NOVA Chemicals à Joffre. JFP est un pipeline de 10 po de diamètre et d'une longueur de 180 km pouvant transporter 50 000 b/j.

La convention de transport d'EDS est d'une durée initiale de 12 ans se terminant en 2016, des dispositions étant prévues pour la proroger par la suite. Les paiements de NOVA Chemicals à AltaGas au titre des services de transport représentent la somme d'un prix forfaitaire de transport ferme et du recouvrement intégral des frais engagés dans l'exploitation d'EDS. Le prix forfaitaire est sujet à un ajustement du taux d'intérêt en 2010 et tous les trois ans par la suite, en fonction des taux d'intérêt qui seront alors en vigueur. La convention de transport d'EDS contient aussi des dispositions précisant que des frais seront facturés à NOVA Chemicals si des capitaux supplémentaires sont investis par AltaGas dans le réseau. Pour résilier la convention de transport d'EDS à la fin de sa durée initiale de 12 ans, NOVA Chemicals doit donner un préavis de cinq ans. Après cette durée initiale, la période de préavis de résiliation passe à trois ans. NOVA Chemicals a l'option d'acheter le pipeline après la durée initiale de la convention, moyennant un préavis de trois ans à un prix fondé sur un amortissement linéaire de 30 ans assorti d'un prix plancher. NOVA Chemicals ne peut pas choisir de renouveler uniquement les conditions de transport d'EDS; la résiliation de la convention de transport d'EDS implique la résiliation de la convention de transport de JFP. Les conditions de la convention de transport de JFP sont essentiellement les mêmes que celles de la convention d'EDS. NOVA Chemicals ne peut pas choisir de renouveler uniquement la convention de transport de JFP; la résiliation de la convention de transport de JFP implique la résiliation de la convention de transport d'EDS.

AltaGas compte investir 12,5 millions de dollars dans la rénovation du pipeline d'EDS, qui était achevée à 80 % en 2008. Ces travaux prévoient le remplacement d'un tronçon d'un diamètre de 12 po sur environ 12 km par une canalisation aux parois plus épaisses pour satisfaire aux exigences réglementaires consécutives à une augmentation de la densité de la population résidentielle environnante. AltaGas touchera un prix forfaitaire de transport ferme et aura droit au recouvrement intégral des frais d'exploitation du pipeline rénové en vertu d'ententes établies au coût du service analogues à celles qui existent pour le pipeline d'EDS. Les travaux de construction ont débuté à l'automne 2008 et devraient être achevés pour avril 2009.

Un tronçon d'un diamètre de six pouces du réseau d'EDS a été réservé en 2008 et loué à Keyera Energy Partnership pour la livraison de butane pour une durée initiale de 24 mois.

Transport – Porcupine Hills

Le pipeline Porcupine Hills, situé dans le sud-ouest de l'Alberta, est une canalisation acheminant le condensat d'un seul expéditeur. Le pipeline Porcupine Hills livre le condensat du complexe Shell de Waterton, à la ville de Turner Valley pour le compte de Shell Canada. Le contrat de Porcupine, qui vient à échéance le 30 juin 2009, devrait être prorogé selon les mêmes conditions.

Transport – Cold Lake, Kahntah, Summerdale et Battle Lake

AltaGas possède et exploite la majeure partie du réseau de transport de gaz naturel de Cold Lake, qui comprend 39 points de réception et 36 points de livraison (y compris quatre embranchements de gazoduc). La majeure partie de la capacité de transport du réseau de Cold Lake est réservée par contrat aux Services énergétiques d'AltaGas qui commercialise ou échange le gros du gaz du réseau de Cold Lake. Le gazoduc Kahntah achemine du gaz naturel de la Colombie-Britannique à l'Alberta et fait l'objet d'un contrat annuel passé avec un expéditeur. La capacité du gazoduc Summerdale est réservée par contrat aux Services énergétiques d'AltaGas pour lui permettre d'optimiser les possibilités de commercialisation et d'échange. La capacité du gazoduc Battle Lake est répartie par contrat entre plusieurs expéditeurs en vertu de conventions qui sont prorogées annuellement.

Transport – Concurrence

AltaGas livre concurrence à des entités exerçant des activités médianes dans le BSOC. Ses établissements dans le secteur du transport sont bien positionnés pour évoluer dans un environnement concurrentiel et bénéficier de leurs situations stratégiques et de leurs conditions contractuelles pour faire face à la concurrence.

COLLECTE ET TRAITEMENT SUR PLACE

Le secteur de collecte et de traitement sur place a apporté des produits d'exploitation nets de 143,9 millions de dollars au cours de l'exercice terminé le 31 décembre 2008, soit environ 30 % du total des produits nets de la Fiducie avant les éliminations intersectorielles. Au 31 décembre 2008, 182 personnes étaient employées dans le secteur de collecte et de traitement sur place.

Le secteur de collecte et de traitement sur place comprend 76 installations de collecte et de traitement dans 30 zones d'exploitation situées dans l'Ouest du Canada et environ 6 500 km de conduites de collecte en amont d'installations de traitement qui livrent le gaz naturel dans des réseaux de gazoducs en aval qui approvisionnent les marchés nord-américains du gaz naturel. AltaGas possède une capacité sous licence brute totale de 1,2 Gpi^3/j, dont un tiers peut traiter du gaz corrosif. AltaGas exploite 73 de ces 76 installations.

Les réseaux de collecte acheminent le gaz naturel pour le compte de producteurs à partir de la tête de puits jusqu'aux installations de traitement d'AltaGas, où on retire les impuretés et certains composants d'hydrocarbures puis compresse le gaz pour qu'il réponde aux spécifications des réseaux de gazoducs en aval qui transportent le gaz aux marchés nationaux et d'exportation d'énergie. AltaGas met l'accent sur la propriété et l'exploitation d'installations de traitement du gaz naturel mobiles et de petite taille dotées d'une capacité de traitement de moins de 50 Mpi^3/j, ce qui la distingue de la plupart de ses concurrents dans l'Ouest du Canada.

Les principaux catalyseurs opérationnels du secteur de collecte et de traitement sur place sont le débit, les frais de collecte et de traitement et les coûts d'exploitation. Le débit est influencé par le raccord de nouveaux puits, la réactivation, la remise en production, l'optimisation des puits opérée par les producteurs et le fléchissement de la production naturelle dans des zones desservies par les installations de traitement d'AltaGas.

Collecte et traitement sur place – Usine type de traitement de gaz sur place


Réfrigération
Gaz naturel traité aux gazoducs en aval
Gaz non corrosif
Compression
Déshydratation
Séparation à l'entrée
Gaz non corrosif
Gaz corrosif
Compression
Adoucissement
Séparation à l'entrée
Gaz sulfureux (pour l'élimination)
LGN
(transportés par camion aux colonnes de fractionnement)

Le gaz naturel brut recueilli à la tête des puits est un mélange de méthane et d'autres composantes d'hydrocarbures et d'impuretés, y compris de la vapeur d'eau, du dioxyde de carbone et du sulfure d'hydrogène. Le gaz brut qui contient du sulfure d'hydrogène en excédent des spécifications des gazoducs en aval est considéré comme corrosif. Tous les autres types de gaz sont considérés comme non corrosifs. Le gaz corrosif doit être traité davantage au moyen d'un processus d'adoucissement pour retirer le sulfure d'hydrogène et être conforme aux spécifications des gazoducs. Tout le gaz naturel doit avoir été traité pour en retirer les impuretés et les diverses composantes d'hydrocarbures avant d'être livré par des gazoducs en aval à des fins de vente et de consommation. La quantité et la complexité du traitement exigé avant que le gaz brut soit de qualité marchande sont fonction de la quantité de LGN et d'impuretés présents dans le gaz brut.

Le gaz naturel brut est tout d'abord recueilli à la tête de puits par des réseaux de collecte avant d'être livré à une usine pour y être traité. Chaque usine de gaz naturel est conçue d'après la composition du gaz brut qui y sera traité. Le gaz naturel qui ne contient que des quantités infimes de LGN ou d'autres éléments n'aura pas à être soumis à certains processus dans une usine type de traitement du gaz naturel.

Le gaz naturel brut arrivant à l'usine est soumis à une opération de séparation pour en retirer l'eau résiduelle et tous les LGN libres. Si le gaz naturel est corrosif, on l'adoucit en en retirant l'hydrogène sulfuré. D'ordinaire, on déshydrate alors le gaz pour en retirer toute trace d'eau. S'il reste passablement de LGN dans le gaz non corrosif, on les retire afin de respecter les spécifications des pipelines en aval. Les LGN ont en général une valeur plus élevée s'ils sont extraits sous forme liquide et il est possible de récupérer plus de LGN que les spécifications des gazoducs en aval l'exigent afin d'en bénéficier au maximum. Ce processus de récupération supplémentaire peut se faire dans les usines de gaz sur place ou dans des usines d'extraction à grande échelle. Voir « Extraction et transport ». AltaGas est capable d'extraire les LGN dans 31 de ses usines de traitement du gaz naturel sur place.

Le reste du gaz traité quittant l'usine est livré à un gazoduc de transport en aval pour être finalement distribué sur les marchés des utilisateurs finaux. Les LGN doivent encore être traités pour être fractionnés en leurs composantes individuelles : propane, butane et pentanes plus. Les LGN peuvent être fractionnés sur place ou transportés par camion ou par gazoduc vers des installations de fractionnement.

Collecte et traitement sur place – Installations

Le secteur de collecte et de traitement sur place d'AltaGas tire ses produits d'exploitation des frais exigés pour transformer le gaz naturel dans une installation de traitement ou le recueillir par un réseau de collecte.

AltaGas vise l'amélioration constante, l'excellence opérationnelle et l'utilisation maximale des installations qu'elle exploite; en outre, elle cherche à dépasser constamment les taux d'utilisation moyens du BSOC. L'augmentation des volumes traités aux installations, qui provient du raccord de nouveaux puits et de la réactivation, la remise en production et l'optimisation des puits opérées par les producteurs, est contrebalancée par le fléchissement de la production naturelle. Le montage des installations sur patins permet à AltaGas de répartir ces actifs en fonction des besoins de traitement des producteurs, ce qui augmente les volumes de traitement, la rentabilité et l'utilisation.

Capacité et débit des installations de collecte et de traitement sur place

	2008	2007
Capacité brute (Mpi³/j)(1)(3)	1 172	1 023
Débit brut (Mpi³/j)(2)(3)	521	511
Débit annuel brut (Mpi³/j)(3)	541	527
Utilisation de la capacité (%)	46	52

Notes :

(1) Au 31 décembre.
(2) Moyenne du quatrième trimestre.
(3) Les chiffres bruts ne tiennent pas compte de la participation directe d'AltaGas.

La demande pour le gaz naturel a entraîné un chiffre estimatif de 12 340 achèvements de puits de gaz et environ 15,4 Gpi³/j de production commercialisable moyenne dans le BSOC en 2008, selon Ziff Energy Group. Le secteur de collecte et de traitement sur place a raccordé 320 puits en 2008, comparativement à 304 raccordements en 2007. La situation économique actuelle devrait réduire les activités de production dans la plupart des zones d'exploitation d'AltaGas. Le taux d'utilisation moyen des installations est passé de 52 % en 2007 à 46 % en 2008. AltaGas a connu une baisse de son débit, principalement en raison de la réduction des activités de forage et des déclins naturels. Les activités de production ont été influencées par une baisse de la rentabilité et une incertitude quant aux conséquences du nouveau régime de redevances albertain. AltaGas prévoit que la demande pour les installations de collecte et de traitement n'augmentera pas en 2009 mais que la stratégie visant à augmenter le pourcentage des coûts d'exploitation imputés aux producteurs atténuera l'incidence de la diminution des activités et d'autres déclins naturels.

Collecte et traitement sur place – Importantes zones d'exploitation

AltaGas a par le passé mis l'accent sur la propriété et l'exploitation d'installations de traitement du gaz naturel mobiles et de petite taille dans l'Ouest du Canada, dotées d'une capacité de traitement de moins de 50 Mpi^3/j et qui, à son avis, la distingue de la plupart de ses concurrents. Les installations d'AltaGas sont souvent physiquement reliées pour créer des complexes offrant différentes possibilités de livraison et des produits d'exploitation continus même si l'une des usines du complexe est fermée.

Comptant 76 installations de traitement dans 30 zones d'exploitation, le secteur de collecte et de traitement sur place d'AltaGas n'est pas tributaire d'une installation ou d'une zone d'exploitation en particulier.

Collecte et traitement sur place – Clients

En 2008, AltaGas a fait affaire avec plus de 250 clients dans ses zones d'exploitation, aucun client n'apportant plus de 8 % des produits d'exploitation nets du secteur de collecte et de traitement sur place en 2008. Les dix principaux clients du secteur de collecte et de traitement sur place représentaient environ 9 % des produits d'exploitation nets consolidés du secteur en 2008.

Collecte et traitement sur place – Contrats

AltaGas s'occupe de la collecte et du traitement du gaz naturel aux termes de contrats avec des producteurs de gaz naturel. Il existe environ 1 200 contrats actifs de collecte et de traitement. En général, ces contrats :

- fixent les tarifs des services de collecte et de traitement offerts par AltaGas;
- délimitent les droits d'accès des producteurs aux services de collecte et de traitement;
- établissent les engagements de débit minimum avec les producteurs et suivent alors les structures tarifaires pertinentes pour recouvrer le capital investi au début de la durée du contrat si AltaGas doit faire une dépense en immobilisations;
- établissent les conditions auxquelles la production future sera traitée à une installation d'AltaGas;
- aident à réduire le risque lié au volume.

Les capitaux qu'AltaGas doit engager pour acquérir ou développer des installations de collecte et de traitement sont établis par l'évaluation qu'elle fait de la production à traiter à l'installation, des réserves dans la région, de l'importance des droits d'exclusivité sur les réserves et des frais de traitement devant être payés par les producteurs pour ses services. Lorsqu'une installation est acquise, AltaGas fait une évaluation indépendante des réserves de gaz naturel et de la production dans la zone entourant chaque installation en se servant, entre autres sources, des données sur la production et des estimations des réserves de l'ERCB, ainsi que des rapports sur les réserves des producteurs pour la région. AltaGas effectue aussi un examen sur les lieux de l'usine et du matériel et passe en revue les frais d'exploitation et d'entretien pour chaque installation.

Structure tarifaire

Au moment d'établir les dispositions contractuelles appropriées, notamment une période de remboursement raisonnable de ses capitaux investis, AltaGas cherche à faire correspondre ses propres intérêts avec les objectifs financiers et commerciaux de ses clients producteurs. La plupart des contrats de collecte et de traitement d'AltaGas comportent des structures tarifaires fondées sur le service volumétrique, en fonction d'un tarif par kpi^3 de débit. Les structures tarifaires fondées sur le service volumétrique peuvent comprendre une provision pour le recouvrement de frais d'exploitation réels, qui compense davantage le risque financier lié à la variabilité des volumes. Le recouvrement des frais d'exploitation s'est élevé à environ 53 % en 2008 comparativement à 39 % en 2007. En outre, environ 60 % des contrats en vigueur au 31 décembre 2008 étaient assujettis à une indexation annuelle des prix en fonction de l'indice albertain des prix à la consommation. Cette structure de redevances à façon (par opposition à une structure fondée sur les écarts dans le prix des marchandises dont se servent surtout les sociétés intermédiaires aux États-Unis) évite l'exposition au risque sur marchandises étant donné que les produits d'exploitation sont tributaires des volumes traités. L'investissement d'AltaGas est généralement protégé par la durée de vie des réserves sous-jacentes à l'installation puisque les puits exploités demeurent généralement raccordés à un réseau de collecte et de traitement pendant toute leur durée productive.

AltaGas peut appuyer ses engagements en matière de capitaux en utilisant une ou plusieurs des dispositions contractuelles ci-après :

Achat ferme : Les contrats d'achat ferme sont conçus pour veiller à ce qu'AltaGas recouvre son capital investi dans un délai relativement court, en exigeant des producteurs qu'ils prennent envers AltaGas des engagements relatifs à un volume minimum ou au recouvrement du capital. Aux termes des engagements relatifs à un volume minimum, le producteur doit faire traiter un volume précis à un taux par kpi^3 au cours d'une période précise ou acquitter tout déficit des produits d'exploitation. La somme des produits d'exploitation tirés du traitement procure à AltaGas un rendement du capital et un remboursement de capital au cours d'une période précise. Le risque se limite à la solvabilité de la

contrepartie. Au cours des dernières années, la stratégie d'AltaGas a changé et vise maintenant l'obtention d'engagements relatifs à un volume mensuel minimum afin de réduire le risque de crédit, changement qui a engendré des rentrées de fonds prévisibles.

Recouvrement du capital et des frais d'exploitation : AltaGas facture deux prix distincts au producteur, l'un qui procure un rendement et un remboursement du capital et l'autre qui couvre les frais d'exploitation d'AltaGas. Le rendement du capital et le remboursement de capital deviennent plus certain en réduisant le risque de frais d'exploitation imprévus. Le risque se limite en grande partie à la période de production.

Zone d'intérêt réciproque : Lorsque AltaGas acquiert une installation, le vendeur est d'ordinaire le plus important producteur qui utilise cette installation. Par conséquent, AltaGas a habituellement le droit de faire la collecte et le traitement de la plus grande portion de la production de gaz naturel associée aux installations qu'elle acquiert grâce à ses contrats d'exclusivité à l'égard des réserves, ce qui réduit la possibilité que des concurrents construisent des usines dans la même région. Le risque se limite en grande partie à la période de production. Les conditions contractuelles font également en sorte que la production future qui sera mise en service dans une zone précise soit acheminée vers une installation d'AltaGas. Le débit futur du gaz naturel est généralement garanti par des engagements contractuels du vendeur de l'installation visant l'acheminement exclusif de la production future provenant de réserves spécifiées ou de régions futures de développement voisines de l'installation.

Concession géographique avec droit de désengagement : Des dispositions contractuelles permettent à AltaGas de résilier ou de renégocier un contrat s'il s'avère non rentable de continuer le traitement. Le risque se limite en grande partie à la période de production et aux efficiences des frais d'exploitation.

Durée

Lorsque des réserves de gaz naturel sont réservées en exclusivité aux termes d'un contrat, celui-ci porte habituellement sur plus d'une année et peut valoir pour la durée de vie des réserves en fonction des capitaux investis par AltaGas dans l'installation. Lorsque des réserves n'ont pas été réservées en exclusivité aux termes d'un contrat ou si AltaGas n'a pas engagé de capitaux considérables, les contrats peuvent d'ordinaire être résiliés par l'une ou l'autre des parties moyennant trois mois d'avis. Comme il l'a été mentionné, les puits exploités demeurent généralement raccordés à un réseau de collecte et de traitement pendant toute leur durée productive.

Type de services

De manière générale, les producteurs se voient offrir un service ferme ou interruptible. Le service ferme accorde aux producteurs une priorité pour faire traiter leur gaz naturel à une installation donnée d'AltaGas, sous réserve de l'entretien dans le cours normal des activités et des cas de force majeure. Le service interruptible désigne le service qui n'est disponible que si l'installation d'AltaGas donnée dispose de la capacité nécessaire après avoir respecté tous ses engagements de service continu. De manière générale, un producteur profite d'ordinaire du service ferme lorsqu'il attribue en exclusivité ses réserves à une installation d'AltaGas.

Collecte et traitement sur place – Charges d'exploitation et d'entretien

Les charges d'exploitation et frais d'entretien pour les installations de collecte et de traitement comportent en général : (i) les frais de main-d'œuvre reliés aux opérateurs; (ii) les marchandises consommées lors du traitement ou de l'entretien, y compris les produits chimiques et lubrifiants; (iii) les frais reliés aux baux des terrains; (iv) les taxes foncières; (v) les coûts du carburant et de l'électricité; (vi) les autres frais généraux. Pour ce qui est des usines exploitées par AltaGas, les frais les plus importants découlent de la main-d'œuvre, des services publics, des impôts fonciers et des coûts des réparations et de l'entretien. Les réparations et les travaux d'entretien sont prévus pour réduire au minimum les temps morts et ont lieu en même temps, si possible, que les activités d'entretien des puits des producteurs. L'une des stratégies d'AltaGas consiste à augmenter le nombre de contrats comportant des dispositions qui prévoient le transfert de coûts d'exploitation.

Collecte et traitement sur place – Concurrence

AltaGas fait concurrence à d'autres entreprises intermédiaires exerçant leurs activités dans le BSOC. En 2008, AltaGas a traité une moyenne de 541 Mpi^3/j, soit environ 4 % des volumes produits dans le BSOC. La majorité de la collecte et du traitement continue généralement d'être prise en charge par les sociétés d'exploration et de production de gaz naturel en amont.

Le marché de la collecte et du traitement sur place ainsi que la concurrence continuent d'évoluer. AltaGas estime que ses stratégies de collecte et de traitement sur place et ses avantages concurrentiels continueront de lui permettre d'être concurrentielle sur le marché intermédiaire. AltaGas estime de plus que ses compétences opérationnelles et sa

pénétration du marché font d'elle un excellent partenaire commercial pour bon nombre de sociétés d'exploration et de production.

SERVICES ÉNERGÉTIQUES

Les produits nets générés par les Services énergétiques d'AltaGas se sont élevés à 14,1 millions de dollars pour l'exercice terminé le 31 décembre 2008, ce qui représente environ 3 % des produits nets totaux de la Fiducie avant élimination des chiffres intersectoriels. Au 31 décembre 2008, les Services énergétiques employaient 186 personnes.

Description des activités

Les Services énergétiques ont deux principales composantes : les services de gestion énergétique et les services gaziers.

Gestion énergétique

Les activités de gestion énergétique consistent à offrir des services de gestion de l'approvisionnement et de consultation en énergie, et à organiser l'approvisionnement en gaz naturel et en électricité de consommateurs non résidentiels. Les services de gestion énergétique d'AltaGas sont proposés sous la bannière ECNG Energy et assurés par des employés en poste à Burlington et à Chatham, en Ontario, à Calgary, en Alberta, et à Vancouver, en Colombie-Britannique.

La majeure partie des rentrées provenant de la rémunération des services de gestion énergétique sont basées sur des contrats de un an à trois ans à reconduction tacite. Quant aux honoraires, ils sont issus de la prestation de services consultatifs ainsi que de l'organisation et de la gestion de l'approvisionnement pour le compte de clients. Ces services permettent aux clients de réduire leur exposition à la volatilité des prix du gaz et de l'électricité et de faire concorder leurs ententes d'approvisionnement en énergie avec leurs objectifs en matière de risque et de budget.

Dans le cadre des activités de gestion énergétique, AltaGas conclut principalement avec les clients des conventions lui conférant le mandat de les conseiller dans la gestion des prix et l'approvisionnement en gaz naturel et en électricité. Aux termes de ces contrats de services, AltaGas achète, gère et tarifie les achats de gaz naturel et d'électricité pour le compte de consommateurs. AltaGas agit à titre de mandataire de ses clients et n'est généralement pas exposée aux fluctuations des prix des marchandises.

Services gaziers

L'une des principales fonctions des Services énergétiques consiste à fournir un soutien aux infrastructures d'AltaGas. Le groupe des services gaziers noue des contrats d'approvisionnement et de gaz d'appoint pour les installations d'extraction d'AltaGas. Il réserve aussi par contrat et revend la capacité pipelinière d'AltaGas et offre des services de régulation du gaz naturel pour en équilibrer l'acheminement. Le groupe des services gaziers commercialise le gaz naturel des clients du secteur de collecte et de traitement sur place et, de ce fait, dégage des marges, gère le risque de crédit et fournit des services à valeur ajoutée supplémentaires aux producteurs qui sont clients d'AltaGas. Ce groupe négocie aussi des contrats de gaz naturel qu'il gère pour les centrales de pointe au gaz d'AltaGas.

Outre l'appui qu'ils apportent aux autres secteurs d'exploitation d'AltaGas, le groupe des services gaziers saisit des occasions d'achat et de revente de gaz naturel, de commercialisation du gaz pour les producteurs, d'échange, de réattribution et de revente de capacité pipelinière et de stockage pour réaliser un profit. Les produits nets de ces activités sont le fruit d'occasions peu risquées fondées sur des différentiels de coût de transport entre les réseaux de pipelines et les écarts de prix du gaz naturel d'une période à l'autre. Les marges fixes sont obtenues par le blocage simultané d'opérations d'achat et de vente, conformément aux politiques de risque de crédit et de risque sur marchandises d'AltaGas. AltaGas propose également des services d'approvisionnement en énergie à d'importants consommateurs industriels et services publics de gaz, et gère les besoins en transport par des pipelines tiers de bon nombre de clients qui commercialisent du gaz.

Le groupe des services gaziers d'AltaGas conclue également des ententes de transport sur les marchés de l'Est du Canada, et en Alberta, des ententes d'échange de gaz. AltaGas commercialise ou échange le gaz qui circule dans ses réseaux pipeliniers de Cold Lake et de Summerdale. Dans une opération d'échange de gaz, AltaGas reçoit le gaz naturel de clients de l'un de ses réseaux et le livre à ses clients par les réseaux de TransCanada, d'ATCO ou de TransGas. En achetant ou en échangeant du gaz dans ces réseaux pipeliniers et d'autres installations, AltaGas se trouve à dégager des marges positives tout en augmentant les rentrées nettes des producteurs.

Le groupe des services gaziers gérera aussi la part de 50 % d'AltaGas dans Sarnia Airport Storage Pool Limited Partnership, d'une capacité de stockage de gaz de 5,3 Gpi^3, dont l'exploitation commerciale devrait débuter en juillet 2009. Le stockage de gaz y sera commercialisé auprès de tiers solvables contre rémunération de ces services. Market Hub Partners Management Inc., membre du groupe Spectra Energy Corp., a été mandaté par contrat pour gérer le commandité de la société en commandite et exploiter l'installation.

Services énergétiques – Clients

AltaGas compte plus de 1 400 contrats de gestion d'énergie et de services gaziers. Le taux de fidélisation de la clientèle dépasse 92 %. Ces clients sont des consommateurs des secteurs commercial, industriel, agricole et institutionnel de l'Ontario, de l'Alberta, de la Colombie-Britannique, du Québec, du Nouveau-Brunswick, de la Nouvelle-Écosse et du Manitoba. Les services de gestion énergétique d'AltaGas organisent l'approvisionnement en gaz naturel et en électricité pour le compte de ses clients en s'adressant à un éventail de fournisseurs admissibles, parmi lesquels figure AltaGas.

Par le truchement du groupe des services gaziers, AltaGas achète du gaz naturel à un vaste éventail de fournisseurs comprenant des grossistes et des producteurs pour le vendre à d'autres grossistes et consommateurs commerciaux et industriels.

Aucun des clients des services énergétiques n'a compté pour plus de 8 % des produits d'exploitation consolidés en 2008.

Services énergétiques – Concurrence

Dans le secteur de la gestion énergétique, AltaGas livre concurrence à des sociétés de commercialisation et de consultation. Dans celui des services gaziers, ses concurrents vont de l'entreprise individuelle à la grande société de commercialisation et de regroupement. La concurrence vient surtout des services de commercialisation des grands producteurs de pétrole et de gaz.

PRODUCTION D'ÉLECTRICITÉ

Le secteur de production d'électricité d'AltaGas a rapporté des produits d'exploitation nets de 129,0 millions de dollars au cours de l'exercice terminé le 31 décembre 2008, soit environ 27 % du total des produits d'exploitation nets de la Fiducie compte non tenu des éliminations intersectorielles. Au 31 décembre 2008, 21 personnes étaient employées dans le secteur de production d'électricité.

Au 31 décembre 2008, AltaGas comptait une capacité de production d'électricité installée de 392 MW, composée d'une capacité de production d'électricité de 353 MW, grâce à une participation de 50 % dans les EAE de Sundance B, d'un contrat de location-acquisition visant une capacité de pointe de production alimentée au gaz de 25 MW et de 14 MW supplémentaires de capacité de pointe alimentée au gaz. Au 31 décembre 2008, la capacité d'électricité installée de 392 MW d'AltaGas a répondu à environ 5 % de la demande en électricité de l'Alberta. AltaGas a également une participation effective de 25 % dans une installation de production d'hydroélectricité au fil de l'eau de 7 MW en Colombie-Britannique. À l'heure actuelle, le secteur de production d'électricité concentre principalement ses activités dans la vente d'électricité et de services auxiliaires sur le marché de gros de l'Alberta. Par ailleurs, AltaGas est en train de construire le parc éolien de Bear Mountain de 102 MW près de Dawson Creek, en Colombie-Britannique, qui devrait être terminé en novembre 2009.

En plus du parc éolien de Bear Mountain, des possibilités de croissance additionnelles pourraient être offertes au secteur de production d'électricité au moyen du développement de l'important portefeuille en croissance de projets d'énergie renouvelable. AltaGas possède environ 1 900 MW de projets éoliens et de projets hydroélectriques au fil de l'eau en développement. Le portefeuille d'énergie renouvelable se compose de 1 500 MW de projets d'énergie éolienne, dont 500 MW au Canada et 1 000 MW dans le nord et l'ouest des États-Unis. Le portefeuille hydroélectrique en développement se compose d'environ 400 MW en Colombie-Britannique, dont environ 275 MW ont fait l'objet de l'appel d'offres « Clean Call » de BC Hydro relativement à l'électricité en novembre 2008.

Ententes d'achat d'électricité-Alberta

Les EAE ont été créées en 1999 en vertu du programme de déréglementation de l'industrie de l'électricité en Alberta. Elles ont été créées afin de dissocier la propriété des biens de production d'électricité du contrôle de la production.

ASTC Power Partnership

AltaGas et TransCanada sont les associés de l'ASTC Partnership, chaque associé étant propriétaire à 50 % d'ASTC Partnership et chacun ayant contribué à 50 % des 223,1 millions de dollars nécessaires à l'achat par l'ASTC Partnership des deux EAE de Sundance B à Enron Canada Power Corporation le 28 décembre 2001. Il y a deux EAE de Sundance B, une pour l'unité 3 et l'autre pour l'unité 4. L'ASTC Partnership détient les EAE de Sundance B en tant que biens de la société, les deux associés détenant une participation égale dans chacune des EAE.

La participation indirecte de 50 % dans les EAE de Sundance B donne à AltaGas les droits sur 353 MW de capacité de production alimentée au charbon et sur les services auxiliaires des unités 3 et 4 de Sundance jusqu'au 31 décembre 2020.

L'ASTC Partnership a commencé à livrer de l'électricité à compter du 29 décembre 2001. AltaGas tient les livres et registres de l'ASTC Partnership et s'occupe notamment de la prestation des services comptables. TransCanada gère les activités quotidiennes, y compris la livraison de l'électricité dans le Pool. AltaGas et TransCanada sont responsables de

la gestion de leurs propres risques liés au marché relativement à leurs quote-parts respectives de la capacité de production d'électricité.

La centrale Sundance B

TransAlta est propriétaire de la centrale au charbon Sundance, qui est située à environ 70 km à l'ouest d'Edmonton (Alberta). La centrale Sundance comprend les unités 1 à 6. Suite à une vente aux enchères menée le 24 août 2000, les unités ont été regroupées en trois centrales : centrale Sundance A – les unités 1 et 2; centrale Sundance B – les unités 3 et 4; et centrale Sundance C – les unités 5 et 6. La centrale Sundance B est en exploitation depuis 1976 (unité 3) et 1977 (unité 4).

La centrale Sundance est raccordée au réseau électrique interrelié de l'Alberta, ce qui lui donne accès aux marchés en Alberta, en Colombie-Britannique, en Saskatchewan et aux États-Unis.

La centrale Sundance B – Ventes d'électricité

Les produits d'exploitation tirés de la vente d'électricité proviennent en grande partie de la disponibilité cible, des prix de couverture (pour la partie de la capacité qui est couverte) et des prix du Pool (pour la partie de la capacité qui n'est pas couverte). La relation entre la production, les prix du Pool et le coût des ventes est spécifiée dans les EAE. En général, l'ASTC Partnership sera dédommagée lorsque la production d'électricité sera inférieure aux niveaux cibles, à un taux basé sur le prix du Pool moyen des 30 jours précédents, comme il est décrit plus en détail ci-après. AltaGas comptabilise sa quote-part des produits d'exploitation d'après les niveaux de production cibles, toute augmentation ou diminution par rapport aux cibles étant créditée ou débitée au titre des frais d'exploitation.

Aux termes des EAE de Sundance B, l'ASTC Partnership détient les droits sur la capacité de production d'électricité et les services auxiliaires des unités 3 et 4 de la centrale Sundance. L'exploitation quotidienne exige de l'ASTC Partnership qu'elle communique à l'AESO le volume d'électricité disponible et le prix de l'électricité. L'ASTC Partnership est tenue de payer à TransAlta un prix qui devrait couvrir les coûts des immobilisations et d'exploitation de TransAlta tels qu'ils sont établis en fonction des formules prévues dans les EAE de Sundance B. La plus grande partie du coût des ventes pour l'ASTC Partnership concerne les frais fixes et les frais d'exploitation variables payés à TransAlta ainsi que les frais variables de transport et les frais de négociation du Pool.

Chacune des unités 3 et 4 a une capacité sous contrat de 353 MW. En septembre 2007, TransAlta a augmenté la capacité de l'unité 4 de 53 MW conformément à ses droits prévus par l'EAE. TransAlta a fourni tout le capital, est responsable de tous les coûts d'exploitation et a droit à tous les profits liés à cette capacité accrue, bien que des honoraires associés à l'administration de la convention soient versés à ASTC. Les EAE de Sundance B reconnaissent que les centrales ne produiront pas constamment à 100 % de leur capacité. TransAlta est tenue de donner à AltaGas une compensation financière si la production réelle d'électricité des unités 3 et 4 est inférieure à un niveau cible précisé, qui était de 86 % de la capacité sous contrat en 2008. Cette rémunération prend la forme d'un paiement mensuel fondé sur la différence entre la disponibilité réelle et la disponibilité cible, multipliée par le PPM. Au même titre, si les unités 3 et 4 ont une production supérieure à la cible, l'ASTC Partnership est alors tenue de payer une somme à TransAlta en fonction de la différence entre la disponibilité réelle et la disponibilité cible, multipliée par le PPM. L'ASTC Partnership paie les frais de transport en fonction de la livraison réelle d'électricité. Pendant ces périodes de sous-production ou de surproduction, AltaGas est financièrement vulnérable à la différence entre le prix du disponible albertain et le PPM en raison de la différence entre les volumes de production et la disponibilité cible. Les enjeux financiers peuvent être positifs ou négatifs selon la différence entre le prix du Pool actuel et le PPM.

TransAlta est un exploitant d'expérience de centrales électriques alimentées au charbon et est intéressée à exploiter la centrale Sundance B efficacement et à des niveaux élevés de production. L'usine utilise du charbon de la mine Highvale adjacente, qui devrait avoir des réserves suffisantes pour les besoins en combustible prévus de la centrale Sundance B au-delà de la durée de les EAE de Sundance B. La formule des prix du charbon, qui est établie au préalable dans les EAE, est assujettie aux indices de l'inflation et est sans rapport avec les cours actuels du charbon.

Capacité de pointe alimentée au gaz

Le 1er septembre 2004, AltaGas a conclu un contrat de location-acquisition à long terme avec Maxim Power Corp. visant une capacité de pointe de production de 25 MW alimentée au gaz dans quatre installations dans le sud de l'Alberta. Le contrat de location-acquisition, en vigueur depuis le 1er septembre 2004, est d'une durée de dix ans et comprend une option de renouvellement pour 15 ans ou d'achat des actifs à la fin de la durée initiale. Le contrat de location-acquisition exige d'AltaGas qu'elle paie des frais mensuels relatifs à la capacité. Le contrat de services d'exploitation et d'entretien qui visait auparavant les installations de pointe est venu à échéance le 15 mars 2007, et AltaGas a assumé la responsabilité liée à l'exploitation des installations. AltaGas conserve 100 % des produits d'exploitation tirés des services auxiliaires et de la vente de la production de pointe.

En 2007, AltaGas a acheté 14 MW supplémentaires de capacité de pointe alimentée au gaz qui a été installée en 2008 aux installations de collecte et de traitement sur place de Bantry et Partland et est actuellement en exploitation.

En Alberta, la capacité de production de pointe alimentée au gaz fournit généralement de l'énergie au cours des périodes de prix élevés. AltaGas gère les besoins en gaz et répartit les unités. Ces 39 MW d'électricité produite au gaz procurent de la diversité en matière de combustible aux activités d'électricité d'AltaGas et fournissent une flexibilité opérationnelle accrue et un soutien partiel en cas de panne à Sundance.

Production d'énergie éolienne

AltaGas est en voie d'achever dans les délais prévus la construction du parc éolien de Bear Mountain de 102 MW, près de Dawson Creek, en Colombie-Britannique. Le parc doit entrer en service en novembre 2009. Il comprend 34 turbines, une sous-station et des lignes de transport et des lignes de collecteur. Le tout sera raccordé au réseau de transport de la British Columbia Transmission Corporation. Le fabricant des turbines, Enercon GmbH d'Allemagne, fournira des services d'exploitation et d'entretien à BMWLP en vertu d'un contrat de service à long terme.

Toute l'électricité produite sera vendue à BC Hydro en vertu d'une convention d'achat d'électricité de 25 ans à un prix fixe qui subira une majoration annuelle correspondant à 50 % de l'indice canadien des prix à la consommation. BMWLP a conservé les crédits d'énergie verte et non renouvelable du projet, avec l'intention de les vendre afin que le projet génère des rentrées supplémentaires.

Le projet est la propriété exclusive d'AltaGas. Des accords de redevance ont été conclus avec Peace Energy Cooperative (un groupe communautaire) et Aeolis Wind Power Corporation, qui totalisent 0,912 % des produits d'exploitation qui seront tirés du projet et 28,5 % des rentrées qui proviendront de la vente des crédits de gaz à effet de serre au-dessus d'un montant seuil cumulatif.

En août 2008, AltaGas a acquis la participation restante de 45 % dans GreenWing ainsi que son portefeuille de projets éoliens à un stade de développement avancé et précoce. En décembre 2008, GreenWing a changé sa dénomination pour AltaGas Renewable Energy Limited Partnership. En décembre 2008, AltaGas s'est portée acquéreur du projet de développement éolien Glenridge de 100 MW près de Medicine Hat, en Alberta. C'est un actif stratégique qui, une fois en service, contribuera à diversifier les combustibles du portefeuille de production d'électricité d'AltaGas. Avec ces acquisitions, AltaGas dispose désormais d'un portefeuille d'énergie éolienne de 1 500 MW, soit 500 MW au Canada et 1 000 MW dans le nord et l'ouest des États-Unis. Le portefeuille d'énergie éolienne d'AltaGas est diversifié sur le plan géographique et ses actifs sont situés dans des régions où les énergies renouvelables jouissent d'un solide appui grâce à des normes favorisant les énergies renouvelables et l'adjudication d'accords d'achat d'énergie parrainés par les services publics. AltaGas estime que ces actifs seront une source de croissance pour le secteur des infrastructures énergétiques.

AltaGas compte deux projets, Reston et Yellowhead, situés au Manitoba, qui totalisent 400 MW. Ces projets arrivés à maturité peuvent être considérés lors d'appels d'offres de Manitoba Hydro. Dans le cas du projet Glenridge, l'évaluation des incidences environnementales est presque terminée et l'autorisation d'interconnexion a été obtenue de l'AESO. AltaGas compte entreprendre la réalisation du projet Glenridge avant 2010. L'électricité produite sera vendue sur le marché du négoce albertain et devrait être intégrée à la production d'électricité existante d'AltaGas en Alberta pour optimiser les ventes. Les projets de production d'énergie éolienne de 1 000 MW aux États-Unis doivent être aménagés sur des propriétés situées à Walker Ridge et à Soledad en Californie, à Château Hills au Nouveau-Mexique, à Roughrider dans le Dakota du Nord, à Vinegar Peak, Rhyolite et Spanish Flats dans le Nevada et à Burlington dans le Colorado. AltaGas a l'intention de poursuivre le développement de ces projets en érigeant des tours météorologiques et en pilotant des études sur le transport d'énergie, l'éolien et l'environnement à ces endroits.

Production d'énergie hydroélectrique

En janvier 2008, AltaGas a acquis une participation effective de 25 % dans Boston Bar Partnership, qui possède une centrale au fil de l'eau de 7 MW à Scuzzy Creek, près de Boston Bar, en Colombie-Britannique, pour laquelle une convention d'achat d'électricité de 20 ans a été conclue avec B.C. Hydro jusqu'en 2015. Parallèlement, AltaGas s'est portée acquéreur de deux centrales au fil de l'eau de 10 MW en cours de développement près de Boston Bar, en Colombie-Britannique : Log Creek et Kookipi Creek. Ces deux projets font l'objet de conventions d'achat d'électricité de 40 ans passées avec B.C. Hydro. Les travaux de développement à Log Creek et à Kookipi Creek se concentrent actuellement sur l'obtention des permis réglementaires et l'achèvement des devis techniques détaillés.

En février 2008, AltaGas a annoncé l'acquisition de quatre éventuels projets de centrales au fil de l'eau en Colombie-Britannique pouvant produire entre 6,5 MW et 24 MW, au coût de 4,5 millions de dollars. Les projets offrent à AltaGas la possibilité de développer une production hydroélectrique d'environ 50 MW en Colombie-Britannique.

En juillet 2008, AltaGas a acquis NovaGreen ainsi que ses quatre projets de développement au fil de l'eau, le long de la rivière Iskut, dans le nord-ouest de la Colombie-Britannique : Forrest Kerr, McClymont Creek, Volcano Creek et More Creek. La dénomination de NovaGreen a été remplacée par AltaGas Renewable Energy Inc. en décembre 2008. L'équipe du développement de NovaGreen responsable des actifs s'est jointe à AltaGas et a été chargée de piloter les

initiatives hydroélectriques. AltaGas Renewable Energy Inc. est en voie de réaliser le projet hydroélectrique au fil de l'eau Forrest Kerr de 195 MW, le projet hydroélectrique au fil de l'eau McLymont Creek de 66 MW et le projet hydroélectrique au fil de l'eau Volcano Creek de 16 MW, tous situés dans la même région de la Colombie-Britannique. Les trois projets ont été présentés en novembre 2008 à l'occasion de l'appel d'offres d'énergie propre de BC Hydro de 2008. Si ces projets sont retenus par BC Hydro, les contrats d'achat d'électricité à long terme devraient être attribués au milieu de 2009. Les démarches réglementaires, d'obtention de permis, de consultation des Premières nations ainsi que les travaux d'ingénierie liés à ces projets se poursuivent.

Production d'électricité – Atténuation des risques

Le principal risque à affronter dans le secteur de l'électricité concerne les fluctuations de la marge entre les produits d'exploitation tirés de l'électricité et le coût de la production d'électricité, qui sont généralement occasionnées par des changements dans les prix de l'électricité, des augmentations des coûts d'exploitation, des changements touchant les taux de transport ainsi que la réduction de l'électricité disponible à des fins de vente, principalement en raison de pannes et de cas de force majeure. AltaGas réduit ce risque en ayant recours à des stratégies de couverture des prix de l'électricité disciplinées et à la diversité du portefeuille. AltaGas utilise des couvertures pour fixer les prix de vente sur une partie considérable de sa capacité disponible avant le début des années civiles. Les contrats de couverture tendent à avoir des durées allant de un à 36 mois. AltaGas répond aussi à ses propres besoins en électricité d'environ 11 MW et fournit environ 40 MW d'électricité au secteur des services énergétiques, qui vend à des clients de détail de l'Alberta, pendant des durées d'au plus huit ans.

En 2008, le prix mensuel moyen du Pool a fluctué d'un seuil de 64,50 $ le MWh en juillet à un sommet de 135,95 $ le MWh en avril. Le prix moyen du Pool à toute heure pour 2008 s'est établi à 89,94 $ le MWh comparativement à 66,84 $ le MWh en 2007. Le prix de vente moyen reçu par AltaGas en 2008 s'est chiffré à 84,51 $ le MWh comparativement à 68,59 $ le MWh en 2007. AltaGas a vendu environ les deux tiers de son électricité à terme pour 2009, la moitié de son électricité en 2010 et une petite tranche pour 2011 à 2014.

Le tableau ci-après présente un résumé des prix et des volumes de l'électricité des deux dernières années.

Prix et volumes de l'électricité	2008	2007
Volume d'électricité vendue (GWh)	2 623	2 661
Prix moyen reçu sur la vente d'électricité ($/MWh)(1)	84,51	68,59
Prix au comptant moyen de l'Alberta Power Pool ($/MWh)(1)	89,95	66,84

Note :

(1) Moyenne annuelle.

Dans un cas de force majeure ayant trait aux EAE de Sundance B qui entraînerait la destruction permanente des unités, ASTC a droit à une indemnité de résiliation du Balancing Pool égale à sa tranche de la valeur actualisée nette du prix d'achat amorti des EAE de Sundance B à cette date. AltaGas a par ailleurs réduit au minimum le risque lié à un cas de force majeure en diversifiant son approvisionnement sur deux unités indépendantes à charge minimale de Sundance B, en faisant l'acquisition d'une capacité de pointe de 39 MW alimentée au gaz et en signant des contrats indépendants de soutien avec des parties externes qui fourniront de l'électricité en cas de force majeure. En outre, les obligations de livraison pour certaines couvertures sont suspendues pendant les pannes.

Une partie de la stratégie de réduction du risque lié au portefeuille d'activités d'AltaGas consiste en la diversification des régions et des types de combustibles exploités. AltaGas, par l'entremise de sa participation dans BMWLP, construit le parc éolien de Bear Mountain, en Colombie-Britannique, doté d'une capacité de 102 MW. En outre, elle cherche à obtenir le développement de projets d'énergie éolienne et de projets hydroélectriques au fil de l'eau dans l'ouest du Canada et aux États-Unis par l'entremise d'AltaGas Renewable Energy.

Production d'électricité – Concurrence

Actuellement, la totalité de l'électricité produite en Alberta est vendue dans le Pool, qui exploite un marché libre pour l'échange de l'électricité et est dirigé par l'AESO. Ce dernier fixe le prix de l'électricité en fonction des offres des participants du Pool à l'aide d'un modèle de tarification uniforme par lequel l'unité marginale établit le prix de tous les producteurs. Les contrôleurs du réseau de l'AESO trient les offres par prix et par ordre de mérite, en commençant par l'offre la moins élevée, définissant ainsi une courbe de l'offre pour chaque heure. En faisant correspondre l'offre d'énergie avec la demande, le Pool établit un cours horaire uniforme qui est publié sur le site Web de l'AESO.

En Alberta, la production d'électricité au charbon, qui coûte généralement moins cher que la production au gaz, fournit la charge de base, tandis que les unités alimentées au gaz ont tendance à fixer le prix marginal. À la connaissance de la

direction, il n'y aura pas d'augmentations importantes de la capacité de production d'électricité en Alberta au cours des prochaines années, si bien que la direction s'attend à ce que l'électricité alimentée au gaz naturel continue d'influencer le prix marginal en Alberta.

La centrale Sundance est l'un des producteurs albertains d'électricité dont le prix est le moins élevé et qui, par conséquent, font partie des premiers dans l'ordre de mérite de la répartition. AltaGas ne prévoit pas que cette situation changera avec l'addition d'une nouvelle capacité au réseau. Le resserrement de la marge des réserves devrait bientôt augmenter les prix de l'électricité, ce qui sera avantageux pour les installations de pointe alimentées au gaz et au charbon actuelles.

INVESTISSEMENTS DE L'ENTREPRISE

AltaGas fait des placements où elle juge prudent de le faire et qui lui donnent la possibilité de créer de la valeur. Ces placements et les produits et frais connexes non directement attribuables aux secteurs d'exploitation sont indiqués dans le secteur de l'entreprise. Le secteur de l'entreprise a rapporté des produits d'exploitation nets de 12,9 millions de dollars au cours de l'exercice terminé le 31 décembre 2008, soit environ 3,0 % du total des produits nets de la Fiducie, compte non tenu des éliminations intersectorielles. Au 31 décembre 2008, 119 personnes étaient employées par le secteur de l'entreprise.

AltaGas détient des actions d'AltaGas Utility Group Inc., société essaimée des activités de distribution du gaz naturel d'AltaGas en novembre 2005. Au 31 décembre 2008, AltaGas détenait 1 606 594 actions ordinaires de Utility Group, soit 19,6 %. Utility Group est comptabilisée selon la valeur nette réelle.

DESCRIPTION DE LA FIDUCIE

La Fiducie est une fiducie de placement à capital variable sans personnalité morale régie par les lois de l'Alberta et créée conformément à la déclaration de fiducie. Voir « AltaGas Income Trust » et « Déclaration de fiducie et description des parts ». L'exploitation et les activités de la Fiducie se limitent notamment à ce qui suit : acquérir, détenir, transférer, aliéner et par ailleurs négocier des titres, ou investir dans des titres, de quelque nature ou sorte que ce soit du Holding Trust, du commandité, d'AltaGas Ltd. ou d'un membre de leur groupe ou d'une personne ayant des liens avec eux, ou des titres émis par eux, ou des titres de toute autre société par actions, société en commandite, fiducie ou autre personne, ou des titres émis par elles, qui participent, directement ou indirectement, à des activités de collecte, de traitement, de transport, d'extraction, d'achat, d'entreposage ou de vente de pétrole, de gaz naturel, de LGN et d'autres produits connexes, d'électricité ou d'autres formes d'énergie, ou à la propriété, à la location ou à l'exploitation d'actifs ou de biens se rapportant à ces activités, ainsi qu'à des activités connexes et aux autres placements que le fiduciaire peut déterminer, emprunter des fonds et émettre des titres d'emprunt, directement ou indirectement, à ces fins et conclure des arrangements de couverture s'y rapportant; participer à toutes les activités accessoires à ces activités; et entreprendre d'autres activités ou prendre des mesures, notamment investir dans des titres, approuvées par le fiduciaire, étant entendu que la Fiducie s'abstiendra en tout temps d'entreprendre une activité, de prendre une mesure ou de faire un investissement qui ferait en sorte que la Fiducie ne soit pas considérée comme une « fiducie d'investissement à participation unitaire » ou une « fiducie de fonds commun de placement » aux fins de la LIR ou que les parts de la Fiducie soient considérées comme des « biens étrangers » aux fins de la LIR ou que la Fiducie elle-même soit redevable d'un impôt aux termes de la partie XI de la LIR.

GESTION DE LA FIDUCIE

LE FIDUCIAIRE

Le texte qui suit est un résumé, lequel ne prétend pas être complet, des dispositions importantes de la déclaration de fiducie qui ont trait au fiduciaire. Il y a lieu de se reporter à la déclaration de fiducie en ce qui a trait au texte intégral de ses dispositions et à une description complète. Un exemplaire de la déclaration de fiducie a été déposé sur SEDAR à l'adresse www.sedar.com.

La déclaration de fiducie prévoit que les actifs et les affaires de la Fiducie sont assujettis au pouvoir, au contrôle et à l'autorité du fiduciaire. Société de fiducie Computershare du Canada est le fiduciaire de la Fiducie et agit également en qualité d'agent des transferts et agent chargé de la tenue des registres des parts de fiducie. Le mandat initial du fiduciaire a pris fin à la troisième assemblée annuelle des porteurs de parts suivant la date de prise d'effet de l'arrangement. Les porteurs de parts ont reconduit le fiduciaire dans ses fonctions à cette assemblée pour un autre mandat de trois ans prenant fin en 2010. Par la suite, ils reconduiront le fiduciaire dans ses fonctions ou lui nommeront un remplaçant pour un autre mandat de trois ans, mandat qui sera par la suite renouvelé ou attribué à un nouveau fiduciaire tous les trois ans.

Le fiduciaire peut être révoqué au moyen d'un avis écrit remis par AltaGas Ltd. ou le commandité au fiduciaire dans certaines circonstances. Le fiduciaire peut également être révoqué au moyen d'une résolution ordinaire des porteurs de parts avec ou sans motif.

Pouvoirs du fiduciaire

Sans que ne soient limités les pouvoirs et l'autorité de nature générale sur les actifs et les affaires de la Fiducie accordés au fiduciaire, le fiduciaire dispose des pouvoirs et de l'autorité précis de faire ou de faire faire ce qui suit : a) superviser les activités, gérer les investissements et mener les affaires de la Fiducie; b) tenir des registres et fournir des rapports aux porteurs de parts de la Fiducie; c) effectuer les versements de distributions aux porteurs de parts de fiducie de la Fiducie; d) investir les fonds de la Fiducie; e) dans la mesure où cela est raisonnablement nécessaire, embaucher ou employer pour le compte de la Fiducie des personnes à titre de mandataires, de représentants, d'administrateurs, d'employés ou de fournisseurs indépendants à l'égard de une ou plusieurs fonctions; f) prendre les dispositions nécessaires relativement au respect des limites de propriété par des non-résidents décrites ci-après à la rubrique « Déclaration de fiducie et description des parts – Limites à la propriété par des non-résidents »; g) sauf interdiction d'une loi applicable, déléguer des pouvoirs et obligations du fiduciaire à l'égard de la Fiducie comme prévu dans la déclaration de fiducie ou par ailleurs à un ou plusieurs mandataires, représentants, administrateurs, membres de la direction, employés, fournisseurs indépendants ou autres personnes, notamment au commandité ou AltaGas Ltd.) sans engager la responsabilité du fiduciaire, sauf comme prévu dans la déclaration de fiducie, et remplacer à l'occasion avec le consentement du commandité l'administrateur de la Fiducie; h) conclure ou exécuter les obligations de la Fiducie aux termes et à l'égard de l'une ou de l'autre ou de l'ensemble des conventions auxquelles la Fiducie devient une partie; i) sans limite quant au montant, émettre tout type de titres de créance ou de titres de créance convertibles et emprunter des fonds ou contracter toute autre forme de dette pour réaliser les fins de la Fiducie ou pour d'autres dépenses engagées à l'égard de la Fiducie, et exercer tous les pouvoirs nécessaires ou utiles pour atteindre l'objectif et exercer les activités de la Fiducie, promouvoir l'une ou l'autre des fins pour lesquelles la Fiducie est établie et mettre en application les dispositions de la déclaration de fiducie.

Le fiduciaire est tenu d'agir honnêtement et de bonne foi au mieux des intérêts de la Fiducie et à cet égard d'exercer le degré de prudence, de diligence et de compétence dont ferait preuve une personne raisonnablement prudente dans des circonstances comparables.

Le fiduciaire a délégué au commandité, aux termes de la convention de délégation, les pouvoirs, autorités et responsabilités du fiduciaire à l'égard des questions mentionnées dans la convention de délégation. Voir « Gestion de la Fiducie – Convention de délégation ». De plus, le fiduciaire a retenu les services d'AltaGas Ltd. pour la prestation de services de gestion, d'administration et de soutien opérationnel aux termes de la convention d'administration. Voir « Gestion de la Fiducie – Convention d'administration ».

Restrictions aux pouvoirs du fiduciaire

Malgré quelque pouvoir et autorité que ce soit du fiduciaire, le fiduciaire ne peut en quelque circonstance que ce soit : exercer les voix se rattachant aux parts du Holding Trust, aux titres de la Fiducie du commandité ou, le cas échéant, aux billets du Holding Trust; ou exercer les voix se rattachant aux titres de la Fiducie d'AltaGas LP1 ou d'AltaGas LP2 ou autoriser le Holding Trust ou le commandité à exercer les voix se rattachant à leur participation dans AltaGas LP1 ou AltaGas LP2; ou autoriser AltaGas LP1 à exercer ses voix se rattachant à sa participation dans AltaGas LP2 ou autoriser AltaGas LP2 à exercer ses voix se rattachant à ses titres d'AltaGas Ltd. afin d'autoriser, selon le cas :

a) une vente, une location ou autre aliénation de la totalité ou de la quasi-totalité des actifs du commandité, du Holding Trust, d'AltaGas LP1, d'AltaGas LP2 ou d'AltaGas Ltd., sauf dans le cadre d'une réorganisation interne ou d'une mise en gage visant à garantir une dette contractée en vue de la réalisation des objectifs de la Fiducie;

b) une fusion, un regroupement, un arrangement, une réorganisation, une restructuration du capital, un regroupement d'entreprises ou une opération analogue mettant en cause le Holding Trust, AltaGas LP1, AltaGas LP2 ou AltaGas Ltd., sauf dans le cadre d'une réorganisation interne;

c) une modification importante de la convention relative aux billets du Holding Trust, autre qu'une modification qui ne porte pas préjudice à la Fiducie;

d) la liquidation volontaire ou forcée ou la dissolution du commandité, du Holding Trust, d'AltaGas Ltd. ou (à moins que la totalité des participations de commanditaire dans celles-ci appartienne directement ou indirectement à la Fiducie) d'AltaGas LP1 ou d'AltaGas LP2 avant la fin de la durée de la Fiducie;

e) une modification importante de la déclaration de fiducie du Holding, de la convention de société en commandite d'AltaGas LP1, de la convention de société en commandite d'AltaGas LP2, ou des statuts du fiduciaire du Holding Trust, du commandité ou d'AltaGas Ltd., d'une façon qui porte préjudice à la Fiducie,

sans l'approbation des porteurs de parts au moyen d'une résolution spéciale à une assemblée des porteurs de parts convoquée à cette fin. En outre, sauf dans le cadre d'une réorganisation interne des actifs directs ou indirects de la Fiducie à la suite de laquelle la Fiducie détient la même participation, directe ou indirecte, dans les actifs que la participation, directe ou indirecte, qu'elle détenait avant la réorganisation, le fiduciaire n'a pas le pouvoir, selon le cas :

a) de vendre ou autrement aliéner des titres du commandité, des parts du Holding Trust ou des billets du Holding Trust, sauf dans le cadre d'une mise en gage conformément à la déclaration de fiducie ou d'un rachat en nature;

b) de vendre la totalité ou quasi-totalité des actifs de la Fiducie ou de faire en sorte que le Holding Trust vende la totalité ou la quasi-totalité de ses actifs, ou de faire en sorte que le Holding Trust oblige une de ses filiales à vendre la totalité ou la quasi-totalité des actifs directs ou indirects de la Fiducie, dans chaque cas dans le cadre d'une opération unique ou d'une série d'opérations connexes, sans l'approbation des porteurs de parts au moyen d'une résolution spéciale.

Rémunération du fiduciaire

La Fiducie paie au fiduciaire la rémunération convenue par écrit par le commandité et le fiduciaire. Parmi les dépenses de la Fiducie, le fiduciaire peut payer ou faire payer les frais, les coûts et les dépenses raisonnables engagés pour acquitter ses fonctions énoncées dans la déclaration de fiducie, notamment les frais, coûts et dépenses d'AltaGas Ltd. aux termes de la convention d'administration, ceux de vérificateurs, de comptables, d'avocats, d'évaluateurs et d'autres mandataires, conseillers, conseillers professionnels employés par la Fiducie ou pour son compte ainsi que le coût des obligations d'information ou d'avis envoyés aux porteurs de parts, y compris la rémunération du fiduciaire pour les services rendus à la Fiducie en toute autre qualité (y compris à titre d'agent des transferts ou de dépositaire).

Responsabilité du fiduciaire

Sauf en cas de violation de la norme de prudence, de diligence et de compétence requise du fiduciaire, le fiduciaire n'est pas responsable à l'égard d'un porteur de parts pour toute mesure prise de bonne foi fondée sur des documents qui sont, à première vue, dûment signés; pour toute dépréciation ou perte subie par la Fiducie en raison de la vente d'un titre; pour la perte ou la disposition de fonds ou de titres; ou pour toute autre mesure ou défaut d'agir, y compris le défaut d'obliger de quelque façon que ce soit un ancien fiduciaire à corriger un manquement aux obligations fiduciaires ou tout défaut par le Holding Trust d'exécuter des obligations ou de verser des fonds dus à la Fiducie. Si le fiduciaire a retenu les services d'un expert ou d'un conseiller approprié à l'égard d'une question reliée à ses fonctions aux termes de la déclaration de fiducie, le fiduciaire peut agir ou refuser d'agir en fonction des conseils de cet expert et de ce conseiller et, malgré toute disposition de la déclaration de fiducie, y compris la norme de prudence, de diligence et de compétence requise de la Fiducie, le fiduciaire n'est pas responsable d'une action ou d'un défaut d'agir fondé sur les conseils de cet expert ou de ce conseiller dont il est raisonnable de croire que celui-ci a la qualification pour les donner.

Sous réserve de la norme de prudence requise du fiduciaire, ni le fiduciaire ni l'un de ses membres de la direction, administrateurs, employés ou mandataires ne sont assujettis à une responsabilité, qu'il s'agisse d'une responsabilité civile délictuelle, contractuelle ou autre, liée aux actifs ou aux affaires de la Fiducie, y compris à l'égard de la perte ou de la diminution de valeur de l'un ou l'autre des actifs de la Fiducie pour la Fiducie, pour les porteurs de parts ou pour une autre personne à la suite d'une mesure prise ou autorisée par le fiduciaire. Le fiduciaire n'est assujetti à aucune responsabilité personnelle à l'égard de dettes, de passif, d'obligations, de réclamations, de demandes, de jugements, de coûts, de frais ou de dépenses à l'encontre ou à l'égard de la Fiducie découlant d'une mesure prise ou autorisée ou omise à l'égard de l'exécution des fonctions du fiduciaire en ce qui concerne les affaires de la Fiducie. Aucun bien ni élément d'actif du fiduciaire, dont il est propriétaire à titre personnel ou autre, ne feront l'objet d'une exécution forcée, d'une saisie-exécution ou d'une autre procédure d'exécution à l'égard d'une obligation aux termes de la déclaration de fiducie ou d'une autre convention connexe. Il n'existe aucun recours direct ou indirect à l'encontre du fiduciaire en sa capacité personnelle. La Fiducie est seule responsable à cet égard, et seuls les actifs de la Fiducie pourront faire l'objet d'un recours au titre du paiement ou de l'exécution d'obligations.

CONVENTION DE DÉLÉGATION

Le texte qui suit est un résumé, lequel ne prétend pas être complet, des dispositions importantes de la convention de délégation et de la déclaration de fiducie. Il y a lieu de se reporter à la convention de délégation et à la déclaration de fiducie en ce qui a trait au texte intégral de leurs dispositions et à une description complète. Un exemplaire de ces documents a été déposé sur SEDAR à l'adresse www.sedar.com.

Aux termes de la déclaration de fiducie et de la convention de délégation, le fiduciaire est autorisé à déléguer au commandité les pouvoirs, l'autorité et la responsabilité de prendre toutes les décisions devant être prises par le fiduciaire à l'égard de la Fiducie, y compris les pouvoirs, l'autorité et la responsabilité à l'égard des questions énoncées dans la convention de délégation.

Aux termes de la convention de délégation, le fiduciaire a délégué au commandité notamment les responsabilités suivantes : a) assumer la responsabilité de déterminer et de prendre ou de faire prendre toutes les mesures visant (i) la détermination des distributions, (ii) le rachat de parts de fiducie, (iii) le respect de la déclaration de fiducie à l'égard de la propriété de parts de fiducie par des non-résidents, (iv) l'acquisition d'actifs de la Fiducie par la Fiducie, (v) le placement de parts de fiducie ou d'autres titres; b) garantir l'obtention de financement ou de refinancement bancaire; c) approuver les états financiers de la Fiducie; d) approuver l'information à laquelle les porteurs de parts ont le droit; e) prendre et exécuter toutes les mesures et prendre toutes les décisions qui seraient requises par la législation applicable ou souhaitables de l'avis d'un comité de vérification ou d'un autre comité visé de la Fiducie; f) s'occuper des questions dans le cadre d'une offre publique d'achat, d'une fusion, d'un regroupement, d'un arrangement, d'une réorganisation, d'une restructuration du capital, d'un achat ou d'un rachat de titres ou des actifs d'une personne, d'un regroupement d'entreprises ou d'une autre opération analogue mettant en cause la Fiducie; g) prendre les autres mesures relatives à ce qui précède ou requises dans le cadre de ce qui précède.

La convention de délégation demeure en vigueur jusqu'à la première des éventualités suivantes : a) la Fiducie ou le commandité met un terme à la convention de délégation au moyen d'un avis aux autres parties à la convention de délégation, la résiliation prenant effet 30 jours après la réception de cet avis par la dernière des parties à le recevoir; b) les parties conviennent mutuellement par écrit de mettre un terme à la convention de délégation; c) la Fiducie est dissoute aux termes de la déclaration de fiducie.

Dépenses

Aux termes de la convention de délégation, tous les coûts, frais et dépenses raisonnablement engagés par le commandité et le conseil d'administration dans l'exécution des obligations et fonctions du commandité aux termes de la convention de délégation dans le cadre de la prestation et de l'exécution des services délégués aux termes de cette convention (y compris le salaire, le traitement et autre forme de rémunération versés aux employés embauchés pour fournir les services devant être fournis aux termes de cette convention et/ou la rémunération de gestion versée aux entités de gestion dont les services pourraient être retenus afin de fournir ces services) sont payables par la Fiducie sur les actifs de la Fiducie.

CONVENTION D'ADMINISTRATION

Le texte qui suit est un résumé, lequel ne prétend pas être complet, des dispositions importantes de la convention d'administration et de la déclaration de fiducie. Il y a lieu de se reporter à la convention d'administration et à la déclaration de fiducie en ce qui a trait au texte intégral de leurs dispositions et à une description complète. Un exemplaire de ces documents a été déposé sur SEDAR à l'adresse www.sedar.com.

Le fiduciaire a consenti à AltaGas Ltd. certains pouvoirs et certaines fonctions prévus expressément dans la déclaration de fiducie et dans la convention d'administration, y compris le pouvoir de déléguer à nouveau l'administration de la Fiducie. En règle générale, AltaGas Ltd. fournit des services d'administration et de soutien à la Fiducie et est responsable de la gestion et de l'administration générale des affaires de la Fiducie, aux termes de la convention d'administration, y compris ce qui suit : a) s'occuper des questions relevant du fiduciaire qui ne sont pas par ailleurs déléguées et fournir les services au besoin ou à la demande du fiduciaire en ce qui concerne l'administration de la Fiducie; b) préparer les documents et prendre les décisions nécessaires en ce qui concerne l'acquittement des obligations du fiduciaire; c) retenir les services d'organismes au service de la Fiducie et surveiller leur travail; d) autoriser et payer les dépenses d'exploitation et négocier des contrats avec des fournisseurs de services; e) fournir les locaux de même que le matériel et les services connexes; f) sous réserve des directives et de l'approbation du commandité (i) traiter avec les banques et autres prêteurs, (ii) préparer et fournir aux porteurs de parts les états financiers et les renseignements fiscaux, (iii) calculer, déterminer et effectuer les distributions aux porteurs de parts et administrer les régimes de réinvestissement et les régimes analogues, (iv) préparer les documents d'information requis en vertu de la législation sur les valeurs mobilières applicable à l'égard d'offres d'acquisition ou en réponse à de telles offres, (v) fournir les renseignements auxquels ont droit les porteurs de parts; g) veiller au respect par la Fiducie des conventions et des lois sur les valeurs mobilières applicables; h) remettre au fiduciaire les déclarations de revenu et les documents à déposer; i) fournir des services de relations avec les investisseurs à la Fiducie; j) veiller à ce que la Fiducie prenne les mesures nécessaires pour demeurer une « fiducie de fonds commun de placement »; k) convoquer et tenir des assemblées des porteurs de parts; l) prendre les mesures nécessaires afin d'émettre des titres de la Fiducie selon les directives du commandité; m) s'occuper des questions administratives et autres dans le cadre de rachats de parts de fiducie; n) souscrire et maintenir une assurance responsabilité en faveur de certains administrateurs et membres de la direction; o) entreprendre, gérer et mener à terme les procédures à l'égard des autorités gouvernementales selon les directives du commandité; p) sous réserve de l'approbation du commandité, préparer les documents comparables visant la vente de titres de la Fiducie; q) aviser sans délai la Fiducie de tout fait qui pourrait avoir une incidence défavorable importante sur les affaires de la Fiducie.

AltaGas Ltd. fournit des services administratifs similaires à ce qui précède au Holding Trust, au commandité, à AltaGas LP1 et à AltaGas LP2 aux termes de la convention d'administration, adaptés au besoin pour tenir compte de la nature de

l'entité et des conditions et des limites de la déclaration de fiducie du Holding, des documents de constitution du commandité, de la convention de société en commandite d'AltaGas LP1 et de la convention de société en commandite d'AltaGas LP2, respectivement.

Dans l'acquittement de ses fonctions aux termes de la convention d'administration, AltaGas Ltd. dispose intégralement des droits, des pouvoirs et de l'autorité de signer et de remettre tous les contrats, baux, licences et autres documents et contrats, de soumettre des demandes et de déposer des documents auprès des autorités gouvernementales et de prendre toute autre mesure qu'elle juge nécessaire dans le cadre des activités de la Fiducie, du Holding Trust, du commandité, d'AltaGas LP1 et d'AltaGas LP2, respectivement.

AltaGas Ltd. doit exercer les pouvoirs et s'acquitter des fonctions qui lui sont conférés aux termes de la convention d'administration honnêtement, de bonne foi et au mieux des intérêts de la Fiducie, du Holding Trust, du commandité, d'AltaGas LP1 et d'AltaGas LP2 et faire preuve du degré de prudence, de diligence et de compétence dont ferait preuve un administrateur prudent et avisé au Canada ayant des responsabilités analogues dans des circonstances comparables.

Frais

Aux termes de la convention d'administration, AltaGas Ltd. se verra rembourser par la Fiducie, le Holding Trust, AltaGas LP1, AltaGas LP2 et le commandité, sans dédoublement, les dépenses (y compris le salaire, le traitement et les autres formes de rémunération versées aux employés dans le cadre de la prestation de services aux termes de la convention d'administration et les dépenses remboursables) engagées par AltaGas Ltd. qui sont, de l'avis raisonnable d'AltaGas Ltd., raisonnablement et respectivement attribuables à cet égard.

DÉCLARATION DE FIDUCIE ET DESCRIPTION DES PARTS

Le texte qui suit est un résumé, lequel ne prétend pas être complet, des caractéristiques importantes des parts de fiducie et des parts à droit de vote spécial ainsi que de certaines dispositions de la déclaration de fiducie. Il y a lieu de se reporter à la déclaration de fiducie en ce qui a trait au texte intégral de ses dispositions et à la description complète des parts de fiducie et des parts à droit de vote spécial. Un exemplaire de la déclaration de fiducie a été déposé sur SEDAR à l'adresse www.sedar.com.

PARTS DE FIDUCIE

Un nombre illimité de parts de fiducie peuvent être créées et émises aux termes de la déclaration de fiducie. Chaque part de fiducie donne droit à son porteur à une voix à toute assemblée des porteurs de parts ou à l'égard d'une résolution écrite des porteurs de parts et représente un droit de propriété réel et indivis égal dans toute distribution de la Fiducie (que ce soit une distribution de revenu, de gains en capital réalisés nets ou d'autres montants) et dans tout élément d'actif net de la Fiducie en cas de dissolution ou de liquidation volontaire de la Fiducie. Toutes les parts de fiducie sont de rang égal et proportionnel sans discrimination, préférence ou priorité, peu importe la date effective ou les conditions d'émission des parts. Chaque part de fiducie est transférable, n'est pas assujettie à des droits de conversion ou de préemption et donne le droit à son porteur d'exiger de la Fiducie qu'elle rachète une partie ou la totalité des parts de fiducie que ce porteur détient. Voir « Déclaration de fiducie et description des parts – Droit de rachat des parts de fiducie ».

PARTS À DROIT DE VOTE SPÉCIAL

La déclaration de fiducie permet la création de parts à droit de vote spécial qui permettent à la Fiducie d'accorder des droits de vote aux porteurs de titres échangeables. Une part à droit de vote spécial a été émise aux termes de l'arrangement pour permettre aux porteurs de titres échangeables émis par AltaGas LP1 et AltaGas LP2 de voter aux assemblées des porteurs de parts. Le porteur d'une part à droit de vote spécial, y compris à l'égard de la part à droit de vote spécial, le fiduciaire chargé du vote et de l'échange, n'a pas droit à une participation ou une quote-part dans les distributions ou les actifs nets de la Fiducie et a droit seulement au nombre de voix aux assemblées des porteurs de parts correspondant au nombre de parts de fiducie contre lequel les titres échangeables visés par cette part à droit de vote spécial sont échangeables ou convertibles.

Aux termes de la convention de vote et d'échange fiduciaires, la Fiducie a émis la part à droit de vote spécial au fiduciaire chargé du vote et de l'échange en faveur de chaque personne qui a reçu des titres échangeables dans le cadre de l'arrangement. Le fiduciaire chargé du vote et de l'échange est tenu d'exercer les droits de vote afférents à la part à droit de vote spécial aux assemblées des porteurs de parts conformément aux directives des porteurs de titres échangeables. Cependant, si aucune directive n'est fournie par les porteurs de titres échangeables, les droits de vote se rattachant à ceux-ci à l'égard de la part à droit de vote spécial ne seront pas exercés.

Les parts à droit de vote spécial seront assujetties aux autres droits et limites déterminés par le fiduciaire au moment de l'émission de la part à droit de vote spécial. La déclaration de fiducie prévoit que, à l'échange de titres échangeables

contre des parts de fiducie, le droit de vote attaché à la part à droit de vote spécial sera éliminé à l'égard de ces titres échangeables.

PARTS ÉCHANGEABLES

AltaGas LP1 est autorisée à émettre un nombre illimité de parts B d'AltaGas LP1. De même, AltaGas LP2 est autorisée à émettre un nombre illimité de parts B d'AltaGas LP2. AltaGas LP1 et AltaGas LP2 ont émis des parts B d'AltaGas LP1 et des parts B d'AltaGas LP2 aux porteurs de titres admissibles d'AltaGas Services en contrepartie de leurs actions ordinaires du capital d'AltaGas Services aux termes de l'arrangement.

Chaque part échangeable est échangeable contre une part de fiducie à tout moment au gré du porteur, donne le droit à son porteur de recevoir d'AltaGas LP1 ou d'AltaGas LP2, selon le cas, des prêts qui ne portent pas intérêt d'une somme en espèces correspondant aux distributions en espèces effectuées par la Fiducie sur une part de fiducie, donne à son porteur le droit de voter séparément lors d'un vote par catégorie à l'égard de propositions visant à compléter, modifier ou retirer tout droit, privilège, restriction ou condition se rattachant aux parts échangeables ou à l'égard de toute autre modification à la convention de société en commandite applicable qui aurait une incidence défavorable pour les porteurs de ces parts échangeables, ne sera pas cessible sauf à des cessionnaires admissibles, et AltaGas LP1 ou AltaGas LP2, selon le cas, aura le droit d'acquérir la totalité des parts échangeables en échange de parts de fiducie dans certains cas spécifiques, notamment lorsque moins de 750 000 parts B d'AltaGas LP1 ou 1 000 000 de parts B d'AltaGas LP2 sont en circulation ou encore à la réalisation de certaines opérations qui peuvent entraîner un changement de contrôle de la Fiducie.

ÉMISSION DE PARTS

La déclaration de fiducie prévoit que les parts, y compris les titres échangeables, les droits, bons de souscription, options ou autres titres convertibles en parts de fiducie ou échangeables contre des parts de fiducie, peuvent être créées, émises, vendues et livrées aux conditions et aux moments déterminés par le fiduciaire. La déclaration de fiducie prévoit également que le fiduciaire peut autoriser la création et l'émission de tout type de titres de créance ou de titres de créance convertibles de la Fiducie aux conditions, aux personnes et moyennant la contrepartie qu'il détermine.

DISTRIBUTIONS

Aux termes de la déclaration de fiducie, la Fiducie est tenue d'effectuer des distributions d'encaisse aux porteurs de parts chaque mois civil (ou pour toute autre période que le fiduciaire peut déterminer) correspondant à la totalité ou à une partie des flux de trésorerie de la Fiducie. L'argent reçu par la Fiducie de ses filiales sera géré par le commandité, compte tenu du bénéfice net consolidé de la Fiducie, des besoins consolidés de la Fiducie pour ce qui est de l'entretien et de la croissance, des besoins consolidés de la Fiducie pour ce qui est du remboursement de la dette et d'autres facteurs. L'intention du commandité est de maximiser l'argent reçu par la Fiducie de ses filiales compte tenu de ces différents facteurs.

Les distributions à l'égard d'un mois en particulier seront versées aux porteurs de parts inscrits à la fermeture des bureaux à chaque date de référence de distribution. La distribution pour un mois en particulier sera versée à la date de versement de distribution. En outre, la déclaration de fiducie prévoit que, si besoin est, le 31 décembre de chaque année, la Fiducie distribuera un montant supplémentaire de sorte à ne pas être redevable d'impôts sur le revenu ordinaires pour l'exercice en question.

ACHAT DE PARTS

La Fiducie peut à l'occasion acheter aux fins d'annulation une partie ou la totalité des parts (ou d'autres titres de la Fiducie qui peuvent être émis et en circulation à l'occasion) sur le marché, par contrat de gré à gré ou à une bourse reconnue où ces parts sont négociées ou dans le cadre d'offres reçues par la Fiducie après un appel d'offres adressé à tous les porteurs de parts inscrits, étant entendu que, dans chaque cas, le fiduciaire a déterminé que ces achats étaient au mieux des intérêts de la Fiducie. Ces achats peuvent constituer une « offre publique de rachat » aux termes des lois sur les valeurs mobilières provinciales du Canada et doivent être exécutés conformément aux exigences applicables de ces lois. Aucun porteur de parts ne pourra à quelque moment que ce soit exiger de la Fiducie qu'elle rachète les parts de ce porteur de parts.

DROIT DE RACHAT DES PARTS DE FIDUCIE

Les parts de fiducie sont rachetables en tout temps sur demande des porteurs de celles-ci sur remise à la Fiducie d'un avis dûment rempli et signé en bonne et due forme demandant à la Fiducie de racheter des parts de fiducie. Sur réception d'un avis de rachat de parts de fiducie par la Fiducie, le porteur des parts de fiducie cesse par la suite d'avoir quelque droit que ce soit à l'égard des parts de fiducie remises aux fins de rachat (autre que le droit de recevoir le paiement du rachat pour ces parts de fiducie à moins que le paiement de rachat ne soit pas effectué tel que requis), y compris le droit

de recevoir des distributions à l'égard de ces parts qui sont déclarées payables à une date postérieure au jour de réception par la Fiducie de l'avis demandant le rachat.

Rachat en espèces

Sur réception par la Fiducie de l'avis de rachat de parts de fiducie, le porteur de parts de fiducie remettant ses parts aura par la suite le droit de recevoir le prix de rachat du marché correspondant au moindre des montants suivants : a) 90 % du cours par part de fiducie à la principale bourse à la cote de laquelle les parts de fiducie sont inscrites (ou, si les parts de fiducie ne sont pas inscrites à la cote d'une bourse, du principal marché sur lequel les parts de fiducie sont cotées aux fins de négociation) au cours des dix derniers jours de bourse avant la date à laquelle les parts de fiducie seront remises aux fins de rachat; b) 100 % du cours de clôture de la principale bourse à la cote de laquelle les parts de fiducie sont inscrites (ou, si les parts de fiducie ne sont pas inscrites à la cote d'une bourse, du principal marché sur lequel les parts de fiducie sont cotées aux fins de négociation) à la date à laquelle les parts de fiducie sont remises aux fins de rachat.

Le prix de rachat du marché global payable par la Fiducie à l'égard des parts de fiducie remises aux fins de rachat au cours d'un mois civil est acquitté au moyen d'un paiement en espèces dans les cinq jours ouvrables suivant la fin du mois civil au cours duquel les parts de fiducie ont été remises aux fins de rachat.

Les porteurs de parts de fiducie ne recevront pas d'espèces au rachat de leurs parts de fiducie dans l'un des cas suivants :

a) si le montant total payable par la Fiducie à l'égard de ces parts de fiducie et toutes les autres parts de fiducie remises aux fins de rachat au cours du même mois civil dépasse 50 000 $; étant entendu que le fiduciaire peut, à son gré, renoncer à cette limite à l'égard de toutes les parts de fiducie remises aux fins de rachat au cours d'un mois civil. Si cette limite ne fait pas l'objet d'une renonciation, les parts de fiducie remises aux fins de rachat au cours de ce mois civil sont rachetées contre des espèces en fonction du prix de rachat du marché et, à moins que des approbations réglementaires applicables soient nécessaires, au moyen de la distribution en nature des actifs de la Fiducie, en fonction du « prix de rachat en nature » (défini ci-après), qui peut comprendre des billets série 3 émis par Holding Trust (les « billets série 3 ») ou d'autres actifs détenus par la Fiducie, selon un calcul proportionnel. Voir « Holding Trust – Billets du Holding Trust »;

b) si, au moment où ces parts de fiducie sont remises aux fins de rachat, les parts de fiducie en circulation ne sont pas inscrites à la cote de la TSX ou négociées ou inscrites à une bourse ou sur un marché qui, de l'avis du fiduciaire, offre des cours représentatifs de la juste valeur marchande des parts de fiducie;

c) si les opérations normales sur les parts de fiducie sont suspendues ou arrêtées à une bourse à la cote de laquelle les parts de fiducie sont inscrites aux fins de négociation ou, si elles ne sont pas inscrites, sur un marché où les parts de fiducie sont cotées aux fins de négociation, à la date à laquelle ces parts de fiducie remises aux fins de rachat ont été remises à la Fiducie aux fins de rachat ou pendant plus de cinq jours de bourse au cours de la période de bourse de dix jours avant la date à laquelle ces parts de fiducie ont été remises aux fins de rachat;

d) si le rachat des parts de fiducie entraîne la radiation des parts de fiducie de la principale bourse à la cote de laquelle les parts de fiducie sont inscrites.

Rachat en nature

S'il n'est pas possible de racheter en argent les parts de fiducie remises aux fins de rachat par un porteur de parts de fiducie, alors ce porteur de parts de fiducie aura le droit, à la place du prix de rachat du marché par part de fiducie, à recevoir un prix par part de fiducie (le « prix de rachat en nature ») correspondant à la juste valeur marchande d'une part de fiducie déterminée par le fiduciaire. Le prix de rachat en nature sera, sous réserve de toutes les approbations réglementaires nécessaires, versé et réglé au moyen d'une distribution en nature des actifs de la Fiducie, laquelle peut inclure les billets série 3 ou autres actifs détenus par la Fiducie (autres que les parts du Holding Trust), selon la décision du fiduciaire.

Le prix de rachat en nature global payable par la Fiducie à l'égard des parts de fiducie remises aux fins de rachat au cours d'un mois civil est acquitté au moyen du transfert au porteur de parts ou à l'ordre du porteur de parts qui a exercé le droit de rachat, dans les cinq jours ouvrables après la fin du mois civil au cours duquel les parts de fiducie ont été remises aux fins de rachat, des actifs de la Fiducie.

Il est prévu que ce droit de rachat ne constituera pas le mécanisme principal dont se prévaudront les porteurs de parts de fiducie pour disposer de leurs parts de fiducie. Les billets série 3 qui peuvent être distribués en nature aux porteurs de parts dans le cadre d'un rachat ne seront pas inscrits à la cote d'une bourse et il n'est pas prévu qu'un marché se formera pour eux. Les billets série 3 ne sont pas des placements admissibles pour les fiducies régies par des régimes enregistrés

d'épargne-retraite, des fonds enregistrés d'épargne-retraite, des régimes de participation différée aux bénéfices et des régimes enregistrés d'épargne-études.

ASSEMBLÉES DES PORTEURS DE PARTS

La déclaration de fiducie prévoit que des assemblées des porteurs de parts doivent être convoquées et tenues, entre autres choses, pour élire le conseil d'administration, nommer ou révoquer les vérificateurs de la Fiducie, approuver les modifications de la déclaration de fiducie (sauf tel que décrit ci-après à la rubrique « Déclaration de fiducie et description des parts – Modifications de la déclaration de fiducie »), vendre la totalité ou la quasi-totalité des actifs de la Fiducie, dissoudre la Fiducie ou nommer ou remplacer le fiduciaire du Holding Trust. Les assemblées des porteurs de parts seront convoquées et tenues chaque année pour, entre autres choses, élire le conseil d'administration et nommer les vérificateurs de la Fiducie.

Une assemblée des porteurs de parts peut être convoquée en tout temps et à toute fin par le fiduciaire et doit être convoquée, sauf dans certaines circonstances, si cela est exigé par les porteurs d'au moins 5 % de tous les droits de vote ayant le droit d'être exercés à une assemblée des porteurs de parts (y compris les droits de vote se rattachant aux titres échangeables en vertu de la part à droit de vote spécial) moyennant une demande écrite. Une demande doit, entre autres choses, indiquer de façon raisonnablement circonstanciée l'objet de l'assemblée devant être convoquée.

Sous réserve de la convention de vote et d'échange fiduciaires, seuls les porteurs de parts inscrits peuvent assister à toutes les assemblées des porteurs de parts et y voter soit en personne soit par procuration, et un fondé de pouvoir n'est pas tenu d'être un porteur de parts. Pour la délibération des questions à toutes ces assemblées, le quorum est constitué de deux personnes assistant en personne ou représentées par procuration et représentant au total au moins 5 % des droits de vote se rattachant à toutes les parts en circulation. Pour les fins de la détermination d'un tel quorum, la part à droit de vote spécial est considérée comme représentant des parts de fiducie en circulation correspondant au nombre de titres échangeables représenté par procuration par le fiduciaire chargé du vote et de l'échange à cette assemblée.

La déclaration de fiducie renferme des dispositions quant à l'avis nécessaire et aux autres procédures à l'égard de la convocation et de la tenue des assemblées des porteurs de parts conformément aux exigences des lois applicables.

LIMITES À LA PROPRIÉTÉ PAR DES NON-RÉSIDENTS

Pour veiller à ce que la Fiducie soit admissible à titre de « fiducie de fonds commun de placement » en vertu de la LIR, la déclaration de fiducie prévoit en partie, ce qui suit :

a) le commandité, selon le cas : (i) avant la réalisation d'une opération mettant en cause l'acquisition par la Fiducie de biens ou d'actifs autres que des titres du commandité ou du Holding Trust; (ii) avant une modification importante de la Fiducie autre qu'une modification envisagée en (i); (iii) immédiatement après tout projet de modification de l'alinéa 132(7)a) de la LIR ou la publication d'un bulletin administratif ou d'un autre avis d'interprétation relativement à l'interprétation ou l'application de cet alinéa; (iv) en tout temps sur demande du fiduciaire, obtiendra un avis juridique confirmant que la Fiducie a, à cette date et à la suite de cette opération ou de cet événement (dans le cas visé en (iii), cela signifiera la prise d'effet d'une modification ou d'un changement d'interprétation), le droit de se fonder sur l'alinéa 132(7)a) de la LIR (ou toute disposition qui le remplace) aux fins d'être admissible à titre de « fiducie de fonds commun de placement » en vertu de la LIR;

b) si le conseil d'administration détermine ou apprend, aux termes de a) ci-dessus ou autrement, que la capacité de la Fiducie de continuer à se fonder sur l'alinéa 132(7)a) de la LIR (ou toute disposition qui le remplace) aux fins d'être admissible à titre de « fiducie de fonds commun de placement » à cet égard est menacée, alors sans délai après cette détermination :

   (i) la Fiducie ne sera plus maintenue principalement au profit de non-résidents et le commandité sera seul responsable de surveiller les avoirs détenus par des non-résidents;

   (ii) le commandité prendra les mesures nécessaires ou souhaitables pour veiller à ce que la Fiducie ne soit pas maintenue principalement au profit de non-résidents;

c) il est loisible au commandité de demander au fiduciaire d'obtenir, dans la mesure du possible étant donné les circonstances, des déclarations à l'égard de la propriété véritable des parts de fiducie, d'effectuer des recherches concernant la résidence des porteurs de parts de fiducie et des porteurs de titres échangeables et des listes de l'adresse postale des porteurs de parts de fiducie véritables et de porteurs de titres échangeables véritables et de prendre les autres mesures indiquées par le commandité, aux frais de la Fiducie, afin de déterminer ou d'estimer du mieux possible la résidence des propriétaires véritables de parts de fiducie;

d) si le conseil d'administration détermine que cela est au mieux des intérêts de la Fiducie, le commandité, malgré la capacité de la Fiducie de continuer à se fonder sur l'alinéa 132(7)a) de la LIR aux fins d'être admissible à titre de « fiducie de fonds commun de placement » en vertu de la LIR ou autrement, peut :

(i) demander au fiduciaire de refuser une souscription de parts de fiducie de la part d'une personne, ou d'émettre des parts de fiducie ou d'inscrire un transfert de parts de fiducie en faveur de cette personne, à moins que celle-ci ne fournisse une déclaration à la Fiducie indiquant que les parts de fiducie devant être émises ou transférées à cette personne ne seront pas, lorsqu'elles seront émises ou transférées, la propriété véritable d'un non-résident;

(ii) dans la mesure du possible dans les circonstances, envoyer un avis aux porteurs inscrits de parts de fiducie qui sont la propriété véritable de non-résidents, choisis dans l'ordre inverse de l'ordre d'acquisition ou d'inscription des parts de fiducie détenues en propriété véritable par des non-résidents, ou en fonction d'une autre méthode que le commandité peut juger équitable et pratique, lequel avis leur enjoint de vendre leurs parts de fiducie détenues en propriété véritable par des non-résidents ou une tranche indiquée de ces parts à l'intérieur d'un certain délai d'au moins 60 jours. Si les porteurs de parts de fiducie qui reçoivent cet avis n'ont pas vendu le nombre précisé de parts de fiducie ou fourni au commandité la preuve satisfaisante que ces parts de fiducie n'étaient pas détenues en propriété véritable par des non-résidents à l'intérieur de ce délai, le commandité peut, au nom de ces porteurs de parts de fiducie inscrits, vendre ces parts de fiducie et, entretemps, suspendre les droits de vote et de distribution se rattachant à ces parts de fiducie et effectuer toute distribution à l'égard de ces parts de fiducie en déposant le montant visé dans un compte bancaire séparé dans une banque à charte canadienne (déduction faite de tout impôt et de toute taxe applicables). La vente sera effectuée à une bourse à la cote de laquelle les parts de fiducie sont alors inscrites et, après cette vente, les porteurs visés cesseront d'être porteurs des parts de fiducie ainsi déposées et leurs droits se limiteront à recevoir le produit net de la vente et toute distribution à l'égard des parts déposées comme susmentionné, déduction faite des impôts et des taxes applicables et des frais de vente, à la remise des certificats de fiducie représentant ces parts de fiducie;

(iii) radier les parts de fiducie des bourses non canadiennes;

(iv) prendre les autres mesures qui, de l'avis du conseil d'administration, sont appropriées dans les circonstances et qui réduiront ou limiteront le nombre de parts de fiducie détenues par les porteurs de parts de fiducie non résidents afin de s'assurer que la Fiducie ne soit pas maintenue principalement au profit de non-résidents.

MODIFICATIONS DE LA DÉCLARATION DE FIDUCIE

Le fiduciaire peut, sans le consentement, l'approbation ou la ratification des porteurs de parts, modifier la déclaration de fiducie, selon le cas :

a) aux fins de s'assurer du respect continu par la Fiducie des lois, règlements ou politiques applicables de toute autorité gouvernementale dont relève le fiduciaire ou la Fiducie;

b) d'une manière qui, de l'avis du fiduciaire, fournit une protection supplémentaire aux porteurs de parts;

c) d'une manière qui, de l'avis du fiduciaire, est nécessaire ou souhaitable en raison de modifications de la législation fiscale canadienne;

d) afin d'éliminer tout conflit ou incompatibilité dans la déclaration de fiducie ou d'apporter les corrections mineures qui, de l'avis du fiduciaire, sont nécessaires ou souhaitables et ne portent pas atteinte aux droits des porteurs de parts;

e) de changer le situs de la Fiducie, ou les lois la régissant, ce changement, de l'avis du fiduciaire, étant souhaitable afin de faire profiter les porteurs de parts de toute législation limitant leur responsabilité.

DURÉE DE LA FIDUCIE

Les porteurs de parts peuvent décider au moyen d'une résolution spéciale de dissoudre la Fiducie à toute assemblée des porteurs de parts dûment convoquée à cette fin, à la suite de quoi le fiduciaire commence la liquidation volontaire des affaires de la Fiducie (et doit se limiter par la suite à cette activité).

À moins que la Fiducie soit dissoute antérieurement ou prorogée à la suite d'un vote des porteurs de parts, le fiduciaire entame la liquidation volontaire des affaires de la Fiducie à la date qu'il détermine, soit au plus tard deux ans avant le 24 mars 2104 ou avant la veille du jour auquel la Fiducie serait par ailleurs nulle en vertu de toute règle applicable contre les perpétuités alors en vigueur en Alberta, le cas échéant. Si la Fiducie fait l'objet d'une liquidation volontaire, le fiduciaire vendra et convertira en argent les actifs de la Fiducie dans le cadre d'une ou de plusieurs opérations de ventes publiques ou privées et prendra toutes les autres mesures nécessaires pour liquider les biens de la Fiducie et il agira à tous égards conformément aux directives, s'il en est, des porteurs de parts (à l'égard de la dissolution autorisée conformément à une résolution spéciale). Après paiement, remboursement ou exécution, ou prise de dispositions pour le paiement, le remboursement ou l'exécution, de toutes les dettes et obligations connues de la Fiducie et après avoir prévu une indemnisation contre toutes les dettes et obligations impayées, le fiduciaire, sous réserve de l'obtention de toutes les approbations réglementaires nécessaires, distribuera le reliquat du produit de la vente des actifs ainsi que tout montant en espèces faisant partie des actifs de la Fiducie aux porteurs de parts de fiducie selon un calcul proportionnel.

OFFRES PUBLIQUES D'ACHAT

La déclaration de fiducie renferme des dispositions voulant que, si une offre publique d'achat, au sens de « take-over bid » dans la loi intitulée *Securities Act* (Alberta), est faite à l'égard des parts de fiducie et qu'au moins 90 % des parts de fiducie (y compris les parts de fiducie pouvant être émises à la conversion, à l'exercice ou à l'échange de titres échangeables contre des parts de fiducie mais à l'exclusion de parts de fiducie détenues à la date de l'offre publique d'achat par l'initiateur ou un membre de son groupe ou une personne ayant des liens avec lui ou détenues pour leur compte ou pouvant être émises à ceux-ci) sont prises en livraison contre paiement par l'initiateur, l'initiateur aura le droit d'acquérir les parts de fiducie et les titres échangeables détenus par les porteurs de parts de fiducie qui n'acceptent pas l'offre publique d'achat aux conditions proposées par l'initiateur.

HOLDING TRUST

La déclaration de fiducie du Holding renferme des dispositions qui sont essentiellement les mêmes que celles de la déclaration de fiducie se rapportant à la Fiducie. Toutefois, il y a lieu de se reporter à la déclaration de fiducie du Holding et à la déclaration de fiducie en ce qui a trait au texte intégral de leurs dispositions respectives. Un exemplaire de ces déclarations de fiducie a été déposé sur SEDAR à l'adresse www.sedar.com.

GÉNÉRALITÉS

Le Holding Trust est une fiducie d'investissement sans personnalité morale établie sous le régime des lois de l'Alberta aux termes de la déclaration de fiducie du Holding. Ses activités se limitent, notamment, à ce qui suit : acquérir, détenir, transférer, aliéner et par ailleurs négocier des titres, ou investir dans des titres, de quelque nature ou genre que ce soit, d'AltaGas LP1, AltaGas LP2, AltaGas Ltd. ou d'un membre de leur groupe ou d'une personne ayant des liens avec eux, ou des titres émis par eux, et des titres de toute autre société par actions, société en commandite, fiducie ou autre personne, ou des titres émis par elles, qui participent, directement ou indirectement, à des activités de collecte, de traitement, de transport, d'extraction, d'achat, d'entreposage ou de vente de pétrole, de gaz naturel, de LGN et d'autres produits connexes, d'électricité ou d'autres formes d'énergie, ou à la propriété, à la location ou à l'exploitation d'actifs ou de biens se rapportant à ces activités, ainsi qu'à des activités connexes, et aux autres placements que le fiduciaire du Holding Trust peut déterminer; emprunter des fonds et émettre des titres d'emprunt à ces fins et conclure des arrangements de couverture s'y rapportant; participer à toutes les activités accessoires à ces activités; et entreprendre d'autres activités ou prendre des mesures, notamment investir dans des titres, approuvées par le fiduciaire du Holding Trust de temps à autre.

À la date de la présente notice annuelle, le Holding Trust n'a pas l'intention de détenir des titres d'une entité autre qu'AltaGas LP1.

DROIT DE RACHAT

Le droit de rachat que la déclaration de fiducie du Holding confère aux porteurs de parts du Holding Trust peut être exercé uniquement après que le porteur de parts de fiducie du Holding Trust a reçu un avis écrit du fiduciaire du Holding Trust qu'il peut exercer ce droit, de sorte que les porteurs de parts de fiducie du Holding Trust n'auront pas le droit de faire racheter leurs parts de fiducie du Holding Trust sur demande.

DISTRIBUTIONS AU COMPTANT

Le Holding Trust verse à la Fiducie des distributions mensuelles au comptant de ses rentrées nettes de fonds mensuelles, après paiement de l'intérêt sur les billets du Holding Trust, s'il en est, et après déduction des liquidités estimatives requises pour les frais, coûts et autres obligations du Holding Trust. Ces distributions sont versées le jour qui correspond à la date de versement des distributions de la Fiducie afin de permettre à la Fiducie de verser ses distributions.

Si le fiduciaire du Holding Trust considère que le Holding Trust ne dispose pas des liquidités suffisantes pour verser intégralement une distribution, le versement peut se faire au moyen de l'émission de parts de fiducie supplémentaires du Holding Trust ou de billets du Holding Trust ayant une valeur correspondant à la différence entre le montant de cette distribution et le montant des liquidités que le fiduciaire du Holding Trust considère comme disponible aux fins du versement de cette distribution. La valeur de chaque part de fiducie du Holding Trust ainsi émise correspondra à son prix de rachat, et la valeur de chaque billet du Holding Trust ainsi émis correspondra au prix de rachat de ce billet calculé aux termes de la convention relative aux billets du Holding Trust.

Les parts de fiducie du Holding Trust transférées à des porteurs de parts aux termes d'une distribution en nature peuvent faire l'objet de restrictions de revente et de transfert et ne peuvent être revendues ni transférées sauf si les lois sur les valeurs mobilières applicables le permettent.

LIMITATION APPLICABLE À LA PROPRIÉTÉ PAR DES NON-RÉSIDENTS

Malgré toute autre disposition de la déclaration de fiducie du Holding, aucune part de fiducie du Holding Trust ne peut être émise ou transférée à un non-résident ou détenue par un non-résident.

RESTRICTIONS APPLICABLES AU TRANSFERT DES PARTS DE FIDUCIE DU HOLDING TRUST

Malgré toute autre disposition de la déclaration de fiducie du Holding, aucune part de fiducie du Holding Trust ne sera transférée sans le consentement du fiduciaire du Holding Trust, consentement que le fiduciaire du Holding Trust peut refuser pour quelque motif que ce soit.

BILLETS DU HOLDING TRUST

Le texte qui suit est un résumé, lequel ne prétend pas être complet, des caractéristiques importantes des billets du Holding Trust ainsi que de certaines dispositions de la convention relative aux billets du Holding Trust. Il y a lieu de se reporter à la convention relative aux billets du Holding Trust en ce qui a trait au texte intégral de ses dispositions et à la description complète des billets de Holding Trust. Un exemplaire de cette convention a été déposé sur SEDAR à l'adresse www.sedar.com.

La convention relative aux billets du Holding Trust autorise la création et l'émission de trois séries de billets du Holding Trust en monnaie canadienne : les billets série 1, les billets série 2 et les billets série 3. Chaque série de billets du Holding Trust est d'un capital global illimité, peut être émise en coupures de 10 $ et multiples complets de 10 $, représente un titre de créance non garanti du Holding Trust et est rachetable aux termes des dispositions de la convention relative aux billets du Holding Trust. Chaque série de billets du Holding Trust comporte des caractéristiques particulières qui lui sont propres et qui sont énoncées dans la convention relative aux billets du Holding Trust.

Paiement à l'échéance

À l'échéance, le Holding Trust remboursera les billets du Holding Trust en payant en espèces au fiduciaire des billets aux termes de la convention relative aux billets du Holding Trust une somme correspondant au capital des billets du Holding Trust en circulation qui sont alors échus, majorée de l'intérêt couru et impayé s'y rapportant.

Rachat

Les billets du Holding Trust seront rachetables au gré du Holding Trust avant l'échéance

Subordination/sûreté

Les billets du Holding Trust ont égalité de rang entre eux, mais le paiement du capital et de l'intérêt des billets du Holding Trust est expressément subordonné au paiement préalable de toutes les créances de rang supérieur, soit les dettes et obligations du Holding Trust qui, selon les dispositions de l'instrument qui les crée ou les atteste, ne sont pas subordonnées ou égales en rang aux titres de créance attestés par la convention relative aux billets du Holding Trust. De plus, les privilèges que détiennent le fiduciaire des billets ou les porteurs des billets du Holding Trust, de même que les droits et recours accordés au fiduciaire des billets ou aux porteurs de billets du Holding Trust, prennent rang après tous les privilèges que détiennent actuellement ou détiendront les porteurs de titres de créance de rang supérieur sans égard à toute priorité que la loi pourrait établir par ailleurs.

La convention relative aux billets du Holding Trust prévoit qu'à la distribution de l'actif du Holding Trust en cas de faillite, insolvabilité, ou mise sous séquestre, liquidation, réorganisation ou autre procédure similaire se rapportant au Holding Trust, ou en cas de dissolution ou de liquidation volontaire du Holding Trust, les porteurs de tous les titres de créance de rang supérieur auront le droit de recevoir un paiement intégral (du capital, de la prime ou de la pénalité, s'il en est, et de l'intérêt) avant que les porteurs des billets du Holding Trust n'aient droit de recevoir un paiement.

Cas de défaut

La convention relative aux billets du Holding Trust prévoit que les situations ci-après constituent des cas de défaut :

a) le non-paiement du capital exigible des billets du Holding Trust d'une série lorsque ce capital devient exigible aux termes d'une disposition de la convention relative aux billets du Holding Trust ou des billets du Holding Trust, ce défaut se prolongeant pendant une période de dix jours ouvrables;

b) le non-paiement de l'intérêt exigible sur les billets du Holding Trust, ce défaut se prolongeant sur une période de 15 jours ouvrables;

c) le non-respect ou la violation par le Holding Trust de tout autre engagement ou toute autre convention prévu aux termes des dispositions des billets du Holding Trust ou de la convention relative aux billets du Holding Trust, lesquels se poursuivent pendant 30 jours après qu'un avis écrit en faisant état et exigeant qu'il y soit remédié a été remis au Holding Trust par le fiduciaire des billets;

d) s'il survient à l'égard d'une ou de plusieurs émissions de titres de créance du Holding Trust ayant un capital global en circulation de 100 millions de dollars ou plus un cas de défaut ayant fait en sorte que leur porteur déclare que ces titres de créance sont exigibles et payables avant leur échéance et que ces titres de créance n'ont pas été acquittés intégralement ou que ce remboursement anticipé n'a pas été annulé à l'intérieur d'un délai de 30 jours;

e) si une poursuite ou une action est intentée contre le Holding Trust, sauf dans certaines circonstances, devant un tribunal compétent, visant (i) sa réorganisation, sa liquidation ou sa dissolution, ou le concordat ou le redressement de ses dettes, (ii) la nomination d'un séquestre, d'un gardien, d'un liquidateur ou autre du Holding Trust ou à l'égard de la totalité ou quasi-totalité de ses biens, ou (iii) une demande similaire concernant le Holding Trust en vertu d'une loi relative à la faillite, à l'insolvabilité, à la réorganisation, à la dissolution ou au concordat ou au redressement de dettes, et si cette poursuite ou action n'est pas rejetée, ou si une ordonnance, un jugement ou une décision approuvant ou ordonnant l'une des mesures susmentionnées est rendu et n'est pas suspendu et demeure en vigueur, pendant une période de 60 jours ou plus, ou si une ordonnance de redressement à l'encontre du Holding Trust est enregistrée lors d'une instance involontaire en vertu de la Loi sur la faillite;

f) si le Holding Trust, selon le cas : (i) demande ou accepte la nomination d'un séquestre, d'un gardien, d'un liquidateur ou autre à son égard ou à l'égard de la totalité ou quasi-totalité de ses biens ou la prise de possession de la totalité ou quasi-totalité de ses biens par une telle personne; (ii) fait une cession générale au profit de ses créanciers; (iii) introduit une instance volontaire aux termes de la Loi sur la faillite ou une autre loi similaire étrangère; (iv) introduit une instance ou dépose une requête dans le but de tirer profit d'une autre loi relative à la faillite, à l'insolvabilité, à la réorganisation, à la liquidation, à la dissolution ou au concordat ou redressement de dettes; (v) omet de contester en temps opportun et de la manière appropriée, ou consent par écrit à une requête déposée contre lui dans une instance involontaire aux termes de la Loi sur la faillite ou d'une autre loi similaire étrangère; (vi) prend des mesures dans le but d'effectuer l'une ou l'autre des démarches susmentionnées;

g) si un créancier a pris possession de la totalité ou quasi-totalité de l'actif du Holding Trust.

Certificats des parts du Holding Trust

Étant donné que les parts de fiducie du Holding Trust ne doivent pas être émises ou détenues par une personne autre que la Fiducie, l'inscription des droits dans les parts de fiducie du Holding Trust et le transfert de celles-ci ne se feront pas par l'intermédiaire du système d'inscription en compte administré par La Caisse canadienne de dépôt de valeurs limitée. À la place, les porteurs de parts de fiducie du Holding Trust auront le droit de recevoir des certificats représentant ces parts.

ASSEMBLÉES DES PORTEURS DE PARTS DU HOLDING TRUST

L'assemblée annuelle des porteurs de parts de fiducie du Holding Trust sera convoquée au plus tard le 30 juin de chaque année, à l'heure et à l'endroit fixés et dans le but de présenter les états financiers vérifiés du Holding Trust, de nommer les vérificateurs du Holding Trust pour l'exercice à venir et pour examiner les autres questions dont le fiduciaire du Holding Trust peut décider ou dont l'assemblée peut être dûment saisie. Malgré ce qui précède, une résolution écrite signée par les porteurs de parts de fiducie du Holding Trust détenant plus de 66 ⅔ % des droits de vote rattachés aux parts de fiducie du Holding Trust en tout temps sera valide et exécutoire à toutes fins utiles.

COMMANDITÉ

Aux termes de la convention de délégation, le commandité se voit déléguer certains pouvoirs et devoirs du fiduciaire à l'égard des affaires commerciales et internes de la Fiducie, et aux termes de la convention unanime des actionnaires, le commandité a le droit d'exercer les pouvoirs des administrateurs d'AltaGas Ltd. et de toute autre entité déterminée pour gérer ou superviser la gestion des affaires commerciales et internes d'AltaGas Ltd. Voir « Gestion de la Fiducie – Convention de délégation » et « Déclaration de fiducie et description des parts – Assemblées des porteurs de parts ».

Le commandité est le commandité d'AltaGas LP1, d'AltaGas LP2, d'AltaGas Limited Partnership, de PremStar Energy Canada Limited Partnership et d'Énergie ECNG. Le commandité est également partie à la convention d'administration aux termes de laquelle AltaGas Ltd. fournit certains services administratifs au commandité. Voir « Gestion de la Fiducie – Convention d'administration ».

ADMINISTRATEURS ET MEMBRES DE LA DIRECTION

Le nombre d'administrateurs du commandité est déterminé par résolution du conseil d'administration. À l'heure actuelle, les administrateurs sont au nombre de neuf (dont huit administrateurs indépendants).

Le mandat d'un administrateur se poursuit jusqu'à la prochaine assemblée annuelle des porteurs de parts qui suit son élection ou sa nomination ou (si l'élection ou la nomination d'un administrateur n'a pas lieu à cette assemblée ou si l'assemblée n'a pas lieu) jusqu'à la date à laquelle son successeur est élu ou nommé, ou plus tôt en cas de décès ou de démission, de destitution ou d'incapacité de l'administrateur, ou jusqu'à ce que son mandat prenne fin pour toute autre raison aux termes des documents constitutifs du commandité. Aux termes de la déclaration de fiducie, les porteurs de parts pourront donner chaque année à la Fiducie des directives quant à l'élection des membres du conseil d'administration du commandité.

Les nom, lieu de résidence, poste au sein du commandité, principales fonctions au cours des cinq dernières années et avoirs respectifs en parts de fiducie et en options sur des parts des administrateurs et membres de la direction actuels du commandité sont indiqués ci-après :

Nom de l'administrateur, lieu de résidence et poste au sein du commandité	Principales fonctions au cours des cinq dernières années	Administrateur depuis	Titres en propriété véritable ou sous contrôle[(1)]
David W. Cornhill[(3)(9)] Calgary (Alberta) Canada Président du conseil et chef de la direction	M. Cornhill est membre fondateur d'AltaGas Services Inc., société remplacée par la Fiducie. Il a agi à titre de président du conseil et chef de la direction depuis la création d'AltaGas Services Inc. le 1er avril 1994 et a été nommé administrateur du commandité le 1er mai 2004. Avant de fonder AltaGas Services Inc., M. Cornhill a occupé le poste de vice-président, Finances et administration et trésorier d'Alberta and Southern Co. Ltd. de 1991 à 1993 et de président et chef de la direction jusqu'au 31 mars 1994.	Le 1er mai 2004 Administrateur d'AltaGas Services du 28 mars 1994 au 30 avril 2004	1 018 572 parts de fiducie 100 000 options sur des parts
Allan L. Edgeworth[(2)(3)(4)] Calgary (Alberta) Canada Administrateur	M. Edgeworth est président de ALE Energy Inc., société d'experts-conseils fermée, depuis janvier 2005 et est membre de l'Alberta Securities Commission. Il était président et chef de la direction d'Alliance Pipeline Ltd. de 2001 à décembre 2004. Il s'était joint à Alliance Pipeline Ltd. en 1998 à titre de vice-président directeur et chef de l'exploitation.	Le 2 mars 2005	3 000 parts de fiducie 60 000 options sur des parts

Nom de l'administrateur, lieu de résidence et poste au sein du commandité	Principales fonctions au cours des cinq dernières années	Administrateur depuis	Titres en propriété véritable ou sous contrôle[1]
Hugh A. Fergusson[2][3][4] Calgary (Alberta) Canada Administrateur	M. Fergusson est actuellement président d'Argyle Resources Inc., organisation privée d'experts-conseils dans le domaine de l'énergie, et est directeur principal d'Implementation and Advisory Group Ltd., cabinet de gestion de projet et de relations avec le gouvernement. Il est également administrateur du Canadian Energy Research Institute, de l'Alberta Electric System Operator et du Galileo Educational Network. M. Fergusson a travaillé pendant plus de 25 ans pour The Dow Chemical Company, société internationale dans le domaine de la chimie inscrite à la cote de bon nombre de bourses, jusqu'à sa retraite en 2004 à titre de vice-président, Hydrocarbures et énergie de Dow Chemical Canada Inc.	Le 7 mai 2008	5 935 parts de fiducie 45 000 options sur des parts
Denis C. Fonteyne[2][3][5] Calgary (Alberta) Canada Administrateur	M. Fonteyne est président de Dendon Resources Ltd., société d'experts-conseils fermée, et il est expert-conseil dans le secteur du gaz naturel depuis 1997. Il permet au conseil d'administration de bénéficier de ses 40 années d'expérience dans ce secteur. M. Fonteyne a occupé bon nombre de postes de haute direction dans le secteur pétrolier et gazier, notamment huit ans auprès de CanStates Gas Marketing Ltd., avant sa retraite à titre de vice-président directeur en 1996.	Le 1er mai 2004 Administrateur d'AltaGas Services du 1er septembre 1998 au 30 avril 2004	38 200 parts de fiducie 40 000 options sur des parts
Daryl H. Gilbert[2][4][5][8] Calgary (Alberta) Canada Administrateur	M. Gilbert s'est joint à JOG Capital Inc. en mai 2008 à titre de directeur général et membre du comité d'investissement. Auparavant, M. Gilbert était homme d'affaires depuis janvier 2005. Précédemment, il était président et chef de la direction de Gilbert Laustsen Jung Associates Ltd. (firme d'experts-conseils en génie).	Le 1er mai 2004 Administrateur d'AltaGas Services du 4 mai 2000 au 30 avril 2004	900 parts de fiducie 40 000 options sur des parts
Robert B. Hodgins[2][4][6] Calgary (Alberta) Canada Administrateur	M. Hodgins est homme d'affaires depuis novembre 2004. Auparavant, M. Hodgins a agi à titre de chef des finances de Pengrowth Corporation de 2002 à 2004. Auparavant, M. Hodgins a occupé le poste de vice-président et trésorier de Canadien Pacifique Limitée de 1998 à 2002 et de chef des finances de TransCanada Pipelines Limited de 1993 à 1998.	Le 2 mars 2005	2 000 parts de fiducie 60 000 options sur des parts
Myron F. Kanik[2][5][6][7] Calgary (Alberta) Canada Administrateur	M. Kanik est président de Kanik and Associates Ltd., entreprise de conseils dans le secteur de l'énergie, depuis 1999. M. Kanik était président de l'Association canadienne de pipelines d'énergie de 1993 à 1999 et, auparavant, il a travaillé auprès du Department of Energy de l'Alberta, où il a occupé plusieurs postes, dont celui de sous-ministre.	Le 1er mai 2004 Administrateur d'AltaGas Services du 1er juin 2001 au 30 avril 2004	43 960 parts de fiducie 40 000 options sur des parts

Nom de l'administrateur, lieu de résidence et poste au sein du commandité	Principales fonctions au cours des cinq dernières années	Administrateur depuis	Titres en propriété véritable ou sous contrôle(1)
David F. Mackie(2)(5)(6) Houston (Texas) É.-U. Administrateur	M. Mackie est expert-conseil et investisseur de capital de risque dans le secteur du gaz naturel aux États-Unis. M. Mackie permet au conseil d'administration de bénéficier de son expérience variée, qu'il a obtenue en occupant pendant plus de 32 ans divers postes de direction, principalement auprès d'El Paso Natural Gas Co. et de Transco Energy Co. M. Mackie dispose également d'une grande expérience en consultation auprès de bon nombre de sociétés importantes du secteur de l'énergie, notamment le projet de gazoduc de la Maritimes and Northeast Pipeline.	Le 1er mai 2004 Administrateur d'AltaGas Services du 12 janvier 1995 au 30 avril 2004	1 120 941 parts de fiducie 40 000 options sur des parts
M. Neil McCrank, c.r., ing. (2)(3)(6) Calgary (Alberta) Canada Administrateur	M. McCrank est conseiller juridique au bureau de Calgary de Borden Ladner Gervais s.r.l., s.e.n.c.r.l. M. McCrank était président du conseil du Energy and Utilities Board de l'Alberta de juillet 1998 jusqu'à sa retraite, le 31 mars 2007. Auparavant, M. McCrank a travaillé auprès du Department of Justice de l'Alberta, où il a occupé plusieurs postes, dont celui de sous-ministre de la Justice de 1989 à 1998. Il occupe actuellement le poste de président du conseil du Canadian Energy Research Institute et de l'Association canadienne des Congrès mondiaux du pétrole et il est expert-conseil pour tous les gouvernements provinciaux et territoriaux du Canada sur les questions de justice.	Le 10 décembre 2007	5 000 parts de fiducie 45 000 options sur des parts

Notes :

(1) Les parts de fiducie sous cette colonne comprennent tant les parts de fiducie que les parts échangeables dont chaque administrateur et membre de la direction est propriétaire véritable, directement ou indirectement, ou sur lesquelles il exerce un contrôle ou une emprise au 26 février 2009.
(2) Administrateur indépendant.
(3) Membre du comité de l'environnement, de la santé au travail et de la sécurité.
(4) Membre du comité de vérification.
(5) Membre du comité des ressources humaines et de la rémunération.
(6) Membre du comité de gouvernance.
(7) Administrateur principal.
(8) M. Daryl H. Gilbert, administrateur du commandité, est également administrateur de Globel Direct, inc. (« Globel ») depuis décembre 1998. Globel a fait l'objet d'interdictions d'opérations rendues par l'Alberta Securities Commission (la « ASC ») le 22 novembre 2002 et par la British Columbia Securities Commission (la « BCSC ») le 20 novembre 2002 pour avoir omis de déposer certains états financiers. Globel a déposé ces états financiers et les interdictions d'opérations ont été levées les 20 et 23 décembre 2002, respectivement. Le 12 juin 2007, Globel a reçu la protection de la Cour du banc de la Reine de l'Alberta contre ses créanciers en vertu de la *Loi sur les arrangements avec les créanciers des compagnies*. Cette protection a expiré le 7 décembre 2007, le contrôleur a été relevé de ses fonctions le 12 décembre 2007 et un administrateur-séquestre a été nommé. Sous réserve du règlement des questions liées à la liquidation de l'administration de la mise sous séquestre, l'administrateur-séquestre a été relevé de ses fonctions le 3 septembre 2008. Globel a cessé ses activités et s'est vue par conséquent imposer des interdictions d'opérations rendues par l'ASC le 24 septembre 2008 et par la BCSC le 30 septembre 2008 pour avoir omis de déposer certains documents du dossier d'information.
(9) Étant donné que M. Cornhill fait partie des membres de la direction du commandité, il n'est pas considéré comme administrateur indépendant.

Nom du membre de la direction, lieu de résidence et poste au sein du commandité	Principales fonctions au cours des cinq dernières années	Administrateur depuis	Titres en propriété véritable ou sous contrôle (1)
David W. Cornhill Calgary (Alberta) Canada Président et chef de la direction	Président du conseil et chef de la direction depuis 2004. Président du conseil et chef de la direction d'AltaGas Services de 1994 à 2004.	Le 26 mars 2004	1 018 572 parts de fiducie 100 000 options sur des parts

Nom du membre de la direction, lieu de résidence et poste au sein du commandité	Principales fonctions au cours des cinq dernières années	Administrateur depuis	Titres en propriété véritable ou sous contrôle (1)
Richard M. Alexander Calgary (Alberta) Canada Président et chef de l'exploitation	Président et chef de l'exploitation depuis janvier 2008. Vice-président directeur, chef de l'exploitation et chef des finances de janvier 2007 à janvier 2008. Premier vice-président, Finances et chef des finances de mai 2006 à janvier 2007. Vice-président, Finances et chef des finances de Niko Resources Ltd. d'octobre 2003 à avril 2006. Vice-président, Relations avec les investisseurs et communications de Husky Energy Inc. de juillet 2001 à septembre 2003. Trésorier de Husky Energy Inc. d'août 2000 à juillet 2001.	Le 1er mai 2006	39 199 parts de fiducie 100 000 options sur des parts
Dennis A. Dawson Calgary (Alberta) Canada Vice-président, chef du contentieux et secrétaire général	Depuis 2005, vice-président, chef du contentieux et secrétaire général. Vice-président, chef du contentieux et secrétaire général d'AltaGas Ltd. depuis le 1er mai 2004. Vice-président, chef du contentieux et secrétaire général d'AltaGas Services depuis 1998.	Le 16 mars 2005	90 412 parts de fiducie 15 000 options sur des parts
Deborah S. Stein Calgary (Alberta) Canada Vice-présidente, Finances et chef des finances	Vice-présidente, Finances et chef des finances depuis janvier 2008. Vice-présidente, Finances de janvier 2007 à janvier 2008. Vice-présidente, contrôleuse d'octobre 2005 à janvier 2007. Vice-présidente, Risques généraux de janvier à octobre 2005. Directrice, Relations avec les investisseurs, TransCanada PipeLines Limited de 2001 à 2005.	Le 21 janvier 2008	7 992 parts de fiducie 40 000 options sur des parts
David R. Wright Vice-président directeur, Stratégie et expansion des affaires	Vice-président directeur, Stratégie et développement des affaires depuis janvier 2008. Vice-président directeur de janvier 2007 à janvier 2008. Conseiller de direction de 2005 à janvier 2007. Vice-président directeur, chef du contentieux et secrétaire général d'EPCOR Utilities Inc. de 2001 à 2005. Auparavant, associé chez Borden Ladner Gervais s.r.l., S.E.N.C.R.L. et Howard Mackie.	Le 16 janvier 2007	18 997 parts de fiducie 35 000 options sur des parts

Note :

(1) Les parts de fiducie sous cette colonne comprennent tant les parts de fiducie que les parts échangeables dont chaque administrateur et membre de la direction est propriétaire véritable, directement ou indirectement, ou sur lesquelles il exerce un contrôle ou une emprise au 26 février 2009.

Au 26 février 2009, les administrateurs et membres de la direction du commandité et d'AltaGas Ltd., en tant que groupe, avaient la propriété véritable, directement ou indirectement, ou le contrôle de 3 333 446 parts de fiducie et parts échangeables en circulation, soit environ 4,25 % des parts de fiducie et parts échangeables en circulation. Au 26 février 2009, certains des administrateurs et membres de la direction s'étaient également vu octroyer des options sur des parts permettant d'acquérir globalement 940 500 parts de fiducie.

Mandat du comité de vérification

Voir le mandat du comité de vérification à l'annexe A.

Composition du comité de vérification

Le comité est actuellement composé d'Allan L. Edgeworth, Daryl H. Gilbert, Hugh A. Fergusson et Robert B. Hodgins. Robert B. Hodgins est le président du comité. Tous les membres du comité sont indépendants et possèdent des compétences financières au sens des lois canadiennes en valeurs mobilières.

Formation et expérience pertinentes

Allan L. Edgeworth est président d'ALE Energy Inc. depuis janvier 2005. M. Edgeworth a été président et chef de la direction d'Alliance Pipeline de 2001 à décembre 2004. Il s'est joint à Alliance Pipeline en 1998 à titre de vice-président directeur et de chef de l'exploitation. Auparavant, M. Edgeworth a passé près de 20 ans au sein de Westcoast Energy, où il a occupé divers postes, y compris ceux de vice-président, Exploitation des pipelines et de premier vice-président, Affaires réglementaires.

Hugh A. Fergusson est président d'Argyle Resources Inc., organisation privée de consultation en énergie, depuis 2004. Il a travaillé pendant plus de 25 ans pour Dow Chemical Company, société internationale dans le domaine de la chimie. Avant sa retraite de Dow Chemical Company en 2004, M. Fergusson était vice-président, Hydrocarbures et énergie.

Daryl H. Gilbert est homme d'affaires depuis janvier 2005. Avant 2005, M. Gilbert a passé 26 ans chez Gilbert Laustsen Jung Associates Ltd., entreprise de génie des réservoirs, où le dernier poste qu'il a occupé a été celui de président et chef de la direction pendant 11 ans.

Robert B. Hodgins est homme d'affaires indépendant depuis novembre 2004. Auparavant, il a été chef des finances de Pengrowth Energy Trust de 2002 à 2004. Il a été vice-président et trésorier de Canadien Pacifique Limitée de 1998 à 2002 et chef des finances de TransCanada Pipelines Limited de 1993 à 1998. M. Hodgins est titulaire d'un baccalauréat spécialisé en affaires de la Richard Ivey School of Business à l'Université de Western Ontario. Il est comptable agréé en Ontario et en Alberta.

Politiques et procédures d'approbation préalable

Comme il est prévu dans la charte du comité, le comité doit approuver préalablement tous les services non liés à la vérification fournis par les vérificateurs externes et est directement responsable de la surveillance des travaux des vérificateurs externes.

Honoraires pour les services des vérificateurs externes (ventilés par catégorie)

Les honoraires facturés par Ernst & Young s.r.l. (« E&Y »), vérificateurs externes de la Fiducie, pour 2006 et 2007 sont les suivants :

Catégorie d'honoraires pour les services des vérificateurs externes	2008	2007
Honoraires de vérification	721 392 $	676 719 $
Honoraires pour services liés à la vérification (1)	52 907 $	14 712 $
Honoraires pour services fiscaux (2)	- $	29 031 $
Autres honoraires (3)	369 539 $	278 724 $
TOTAL	1 143 838 $	999 186 $

Notes :

(1) Représente le total des honoraires facturés par E&Y pour les services de certification et services connexes qui étaient raisonnablement liés à l'exécution de la vérification ou à l'examen des états financiers de la Fiducie et n'étaient pas compris dans les « honoraires de vérification ». Il s'agissait de conseils comptables.

(2) Représente le total des honoraires facturés par E&Y pour les services professionnels en matière de conformité fiscale, les conseils fiscaux et la planification fiscale. Il s'agissait de services fiscaux et de planification fiscale.

(3) Représente le total des honoraires facturés par E&Y pour les produits et services autres que les services susmentionnés à l'égard des autres catégories d'honoraires de services. Il s'agissait de services de traduction et d'honoraires non liés à la vérification et à la fiscalité.

CONVENTION UNANIME DES ACTIONNAIRES

Aux termes de la convention unanime des actionnaires, le commandité s'est vu conférer les pouvoirs des administrateurs d'AltaGas Ltd. pour gérer ou superviser la gestion des affaires commerciales et internes d'AltaGas Ltd., notamment à l'égard des questions suivantes :

a) la nomination des membres du conseil d'administration d'AltaGas Ltd., au gré du conseil d'administration;

b) la nomination, les mandats et la rémunération des membres de la direction d'AltaGas Ltd.

ALTAGAS LTD.

AltaGas Ltd. est la société issue de la fusion d'ASI, de certaines de ses filiales et d'un actionnaire exerçant un choix aux termes de l'arrangement. À la suite de la fusion, AltaGas Ltd. est directement ou indirectement propriétaire de la totalité des actifs dont ASI était directement ou indirectement propriétaire avant le transfert des activités d'ASI à la Fiducie. AltaGas Ltd. a conservé certains éléments de passif d'ASI, y compris les obligations relatives aux questions générales et à l'impôt sur le revenu.

Conformément à la convention d'administration, AltaGas Ltd. fournit tous les services de gestion, d'administration et d'exploitation à la Fiducie. Au 31 décembre 2008, AltaGas Ltd. et ses filiales comptaient au total 549 salariés.

ADMINISTRATEURS ET MEMBRES DE LA DIRECTION

Les nom, municipalité de résidence et poste de chacun des membres de la haute direction actuels d'AltaGas Ltd. sont indiqués ci-après :

Nom du membre de la direction, lieu de résidence et poste au sein d'AltaGas Ltd.	Principales fonctions au cours des cinq dernières années
David W. Cornhill Calgary (Alberta) Canada Président du conseil, chef de la direction et administrateur	Président du conseil et chef de la direction depuis 2004. Président du conseil et chef de la direction d'AltaGas Services de 1994 à 2004.
Richard M. Alexander Calgary (Alberta) Canada Président, chef de l'exploitation et administrateur	Président et chef de l'exploitation depuis janvier 2008. Vice-président directeur, chef de l'exploitation et chef des finances de janvier 2007 à janvier 2008. Premier vice-président, Finances et chef des finances de mai 2006 à janvier 2007. Vice-président, Finances et chef des finances de Niko Resources Ltd. d'octobre 2003 à avril 2006. Vice-président, Relations avec les investisseurs et communications de Husky Energy Inc. de juillet 2001 à septembre 2003. Trésorier de Husky Energy Inc. d'août 2000 à juillet 2001.
Gregory A. Aarssen Chatham (Ontario) Canada Vice-président, Affaires de l'entreprise	Vice-président, Affaires de l'entreprise depuis janvier 2008. Vice-président de division, Gestion de l'énergie de janvier 2007 à janvier 2008. Vice-président, Services de détail de PremStar d'octobre 2004 à janvier 2007. Vice-président de PremStar Energy Canada Ltd. de janvier 1998 à octobre 2004.
Nancy A. Anderson Calgary (Alberta) Canada Vice-présidente, Énergie renouvelable – Énergie éolienne	Vice-présidente, Énergie renouvelable – Énergie éolienne depuis décembre 2008. Auparavant, vice-présidente, Expansion des affaires depuis juin 2005. Vice-présidente de division, Services d'électricité de 2002 à 2005. Première vice-présidente, El Paso Merchant Energy Canada de 1999 à 2001.
Jeremy R. Baines Calgary (Alberta) Canada Trésorier	Trésorier depuis juillet 2005. Directeur, Finances, Agrium Inc. de 2002 à 2005. Directeur trésorier, Agrium Inc. de 1999 à 2002.
James B. Bracken Calgary (Alberta) Canada Premier vice-président, Projets importants	Premier vice-président, Projets importants depuis juin 2007. Premier vice-président, Services énergétiques et électricité de mars 2006 à juin 2007. Premier vice-président, Services énergétiques de juin 2005 à mars 2006. Vice-président de division, Services gaziers de 2004 à 2005. Directeur général, Services conseils d'Acres Management Consulting de 2002 à 2004. Membre de la direction auprès de PA Consulting Group de 2000 à 2001.
Douglas H. Brown Bellingham (Washington) États-Unis Vice-président de division, Énergie renouvelable – Énergie hydroélectrique	Vice-président de division, Énergie renouvelable – Énergie hydroélectrique depuis juillet 2008. Auparavant, vice-président, Développement des affaires de NovaGold Resources Inc. depuis juin 2003.
Dennis A. Dawson Calgary (Alberta) Canada Vice-président, chef du contentieux et secrétaire général et administrateur	Vice-président, chef du contentieux et secrétaire général depuis 1998.
Massimiliano Fantuz Chatham (Ontario) Canada Vice-président directeur	Vice-président directeur depuis janvier 2008. Vice-président de janvier 2007 à janvier 2008. Vice-président de division, Services gaziers de 2005 à janvier 2007. Président de PremStar Energy Canada Limited Partnership depuis 2004. Président de PremStar Energy Canada Ltd. de 1998 à 2004.

Nom du membre de la direction, lieu de résidence et poste au sein d'AltaGas Ltd.	Principales fonctions au cours des cinq dernières années
Michael J. Kilby Chatham (Ontario) Canada Vice-président de division, Services gaziers	Vice-président de division, Services gaziers depuis janvier 2007. Vice-président, Exploitation de PremStar d'octobre 2004 à janvier 2007. Vice-président, Marketing et exploitation de PremStar Energy Canada Ltd. de février 1998 à octobre 2004.
Bradley G.H. Mattson Calgary (Alberta) Canada Vice-président et contrôleur	Vice-président et contrôleur depuis janvier 2008. Auparavant, chef des finances de Taylor Gas Liquids Ltd.
Marilyn A. Pfaefflin Calgary (Alberta) Canada Vice-présidente de division, Transport	Vice-présidente de division, Transport depuis juin 2005. Trésorière de 1998 à juin 2005.
Deborah S. Stein Calgary (Alberta) Canada Vice-présidente, Finances et chef des finances	Vice-présidente, Finances et chef des finances depuis janvier 2008. Vice-présidente, Finances de janvier 2007 à janvier 2008. Vice-présidente, contrôleuse d'octobre 2005 à janvier 2007. Vice-présidente, Risques généraux de janvier à octobre 2005. Directrice, Relations avec les investisseurs, TransCanada PipeLines Limited de 2001 à 2005.
Kent E. Stout Calgary (Alberta) Canada Vice-président, Ressources générales	Vice-président, Ressources générales depuis 2002. Directeur des ressources humaines de 1999 à 2002.
Randy W. Toone Calgary (Alberta) Canada Vice-président de division, Extraction et transport	Vice-président de division, Collecte et traitement sur place depuis février 2009. Vice-président de division, Extraction et transport de janvier 2007 à février 2009. Directeur de l'exploitation, Extraction et traitement de novembre 2004 à janvier 2007. Ingénieur principal, Exploitation de novembre 2003 à novembre 2004. Ingénieur d'usine de Williams Energy Canada de janvier 2002 à novembre 2003.
David R. Wright Calgary (Alberta) Canada Vice-président directeur, Stratégie et expansion des affaires et administrateur	Vice-président directeur, Stratégie et expansion des affaires depuis janvier 2008. Vice-président directeur de janvier 2007 à janvier 2008. Conseiller de direction de 2005 à janvier 2007. Vice-président directeur, chef du contentieux et secrétaire général d'EPCOR Utilities Inc. de 2001 à 2005. Auparavant, associé chez Borden Ladner Gervais s.r.l., S.E.N.C.R.L. et Howard Mackie.

FACTEURS DE RISQUE

RISQUES LIÉS À LA FIDUCIE ET AUX PARTS DE LA FIDUCIE

Le porteur de titres devrait examiner attentivement les facteurs de risque décrits ci-après. De plus, les porteurs de titres éventuels devraient examiner et analyser attentivement tous les autres renseignements contenus dans la présente notice annuelle avant de prendre une décision d'investissement et consulter leurs propres experts au besoin.

Marchés des capitaux

En raison de la faiblesse de l'économie à l'échelle mondiale, la Fiducie n'aura qu'un accès limité aux capitaux et devra débourser plus de frais d'emprunt. Bien que les activités et la base d'actifs de la Fiducie n'aient pas changé de façon considérable, la capacité de prêt de toutes les institutions financières a diminué et les primes de risque ont augmenté. Puisque les dépenses en immobilisations futures de la Fiducie seront prélevées des liquidités produites par les activités, les emprunts et les ventes éventuelles de titres, la capacité de la Fiducie de les payer dépend, entre autres, de l'état général des marchés des capitaux et de l'intérêt des investisseurs pour les placements dans le secteur de l'énergie et pour les titres de la Fiducie en particulier.

Si les sources externes de capitaux deviennent limitées ou ne sont plus disponibles à des conditions abordables, la capacité de la Fiducie de placer des capitaux et de maintenir ses actifs existants pourrait en être touchée défavorablement, ce qui pourrait du même coup nuire considérablement à ses actifs, ses passifs, ses activités, sa situation financière, ses résultats d'exploitation et ses distributions.

En fonction des fonds actuellement disponibles et des entrées attendues tirées des activités, la Fiducie croit qu'elle dispose de fonds suffisants pour financer ses dépenses en immobilisations prévues. Toutefois, si les flux de trésorerie tirés des activités sont inférieurs aux prévisions, que les coûts de ces projets dépassent les estimations actuelles ou que la

Fiducie doit payer d'importantes dépenses imprévues liées au développement ou à la maintenance de ses actifs existants, elle pourrait devoir chercher des capitaux supplémentaires pour maintenir ses dépenses en immobilisation aux niveaux prévus. Si la Fiducie n'obtient pas le financement nécessaire pour ses projets de dépenses en immobilisation, son programme de capitaux pourrait être retardé ou ses distributions pourraient être réduites.

Nature des parts de fiducie

Les parts de fiducie ne constituent pas un placement traditionnel dans le secteur des services énergétiques diversifiés et ne devraient pas être considérées par les porteurs de titres comme des actions d'AltaGas. Les parts de fiducie représentent une participation fractionnaire dans la Fiducie. En tant que porteurs de parts de fiducie, les porteurs de parts ne pourront se prévaloir des droits reconnus par la loi qui découlent normalement de la propriété d'actions d'une société, notamment, le droit d'intenter des actions pour « abus » ou des actions « indirectes ». Les seuls actifs de la Fiducie seront les actions du commandité, les parts du Holding Trust, les billets du Holding Trust et d'autres placements dans des titres.

Les distributions d'encaisse de la Fiducie ne sont pas garanties, et le prix des parts de fiducie est tributaire des distributions prévues, des actifs sous-jacents de la Fiducie et de la capacité de la direction d'accroître la valeur à long terme d'AltaGas et d'autres entités qui sont ou seront détenues directement ou indirectement en propriété par la Fiducie. Le cours des parts de fiducie sera sensible à de nombreuses conditions du marché, notamment aux taux d'intérêt, aux tarifs de l'électricité et aux prix du gaz naturel et des LGN. Les fluctuations des conditions du marché pourraient avoir une incidence défavorable sur le cours des parts de fiducie.

Les parts de fiducie ne constituent pas des « dépôts » au sens de la *Loi sur la Société d'assurance-dépôts du Canada* (Canada) et ne sont pas assurées en vertu des dispositions de cette loi ou de toute autre législation. De plus, la Fiducie n'est pas une société de fiducie et, par conséquent, elle n'est pas inscrite en vertu d'une loi sur les sociétés de fiducie et de prêt étant donné qu'elle n'exerce pas ni ne prévoit exercer les activités d'une société de fiducie.

Ventes éventuelles de parts de fiducie supplémentaires

La Fiducie peut éventuellement émettre des parts de fiducie supplémentaires pour financer directement ou indirectement les dépenses en immobilisations d'entités qui sont ou seront détenues directement ou indirectement par la Fiducie, notamment pour financer des acquisitions faites par ces entités. Ces parts de fiducie supplémentaires peuvent être émises sans l'approbation préalable des porteurs de parts. Les porteurs de parts n'auront aucun droit préférentiel de souscription relativement à ces émissions de parts de fiducie supplémentaires. Le conseil d'administration possède un pouvoir discrétionnaire relativement au prix et aux autres conditions d'émission de ces parts de fiducie supplémentaires.

Nature des distributions

Contrairement aux versements d'intérêts sur un titre qui porte intérêt, les distributions d'encaisse faites par des fiducies de revenu sur des parts de fiducie (y compris celles de la Fiducie) sont, aux fins de l'impôt canadien, composées de différents types de versements (dont des parties peuvent être partiellement ou entièrement imposables ou peuvent constituer des remboursements de capital non imposables). La composition de ces distributions d'encaisse aux fins de l'impôt peut changer au fil du temps, ce qui aura une incidence sur le rendement après impôt pour les porteurs de parts. Par conséquent, le taux de rendement d'un porteur de parts au cours d'une période donnée peut ne pas être comparable à celui d'un titre à revenu fixe qui fournit un rendement du capital au cours de la même période, ceci étant dû au fait que le porteur de parts peut recevoir des distributions d'encaisse qui constituent un remboursement de capital (plutôt qu'un rendement du capital) dans une certaine mesure au cours de la période pertinente. Les rendements du capital sont généralement traités aux fins de l'impôt comme du revenu ordinaire ou des dividendes entre les mains du porteur de parts alors que les remboursements de capital sont généralement non imposables pour un porteur de parts (mais réduisent le prix de base rajusté de la part de fiducie aux fins de l'impôt pour le porteur de parts). La Fiducie s'attend à ce que presque la totalité des distributions d'encaisse faites aux porteurs de parts soient imposées comme un revenu ordinaire. Voir « Déclaration de fiducie et description des parts – Distributions ». Les porteurs de parts devraient consulter leurs conseillers fiscaux pour connaître les incidences de la distinction faite ci-dessus quant à leur situation particulière.

Fluctuation des distributions

Les fonds provenant de l'exploitation disponibles aux fins de distribution aux porteurs de parts sont tributaires d'un certain nombre de facteurs, notamment du rendement financier d'AltaGas, de l'incidence des taux d'intérêt, des tarifs de l'électricité, du gaz et des LGN, des clauses restrictives de contrats de prêt et de titres d'emprunt, des besoins du fonds de roulement et des besoins en capitaux futurs. Les distributions pourraient être réduites ou entièrement interrompues selon les activités d'AltaGas et le rendement de ses actifs.

Le cours des parts de fiducie pourrait subir une baisse importante si la Fiducie n'était pas en mesure d'atteindre ses objectifs en matière de distributions en espèces dans l'avenir.

Modifications de la législation

La législation environnementale et la législation applicable en matière d'exploitation peuvent être modifiées d'une manière qui aurait une incidence défavorable pour AltaGas par suite de l'imposition de restrictions à ses activités commerciales ou de l'introduction de règlements qui augmentent les frais d'exploitation d'AltaGas, ce qui toucherait indirectement la Fiducie et pourrait réduire les distributions aux porteurs de parts.

Les lois de l'impôt sur le revenu applicables à la Fiducie, notamment en ce qui concerne le statut des fiducies de fonds commun de placement, pourraient être modifiées d'une manière qui aurait une incidence défavorable pour les porteurs de parts.

Modifications apportées et proposées par le gouvernement fédéral à l'imposition des fiducies de revenu

Le 31 octobre 2006, le ministre des Finances (Canada) (le « Ministre ») a annoncé des modifications proposées à l'imposition de certaines fiducies et sociétés de personnes cotées en bourse et de leurs porteurs de parts. Ces modifications (les « règles relatives aux EIPD ») ont été adoptées et sont entrées en vigueur le 22 juin 2007. Les règles relatives aux EIPD s'appliquent, dans le cas des fiducies, aux fiducies qui sont des résidents du Canada pour l'application de la LIR, qui détiennent un ou plusieurs « biens hors portefeuille » et dont les parts sont inscrites à la cote d'une bourse ou sur un autre marché public (les « entités intermédiaires de placement déterminées » ou les « fiducies EIPD »). Dans le cas d'une fiducie EIPD dont les parts étaient cotées en bourse au 31 octobre 2006, comme la Fiducie, les règles relatives aux EIPD ne produiront pas leurs effets avant le 1er janvier 2011, à condition que la fiducie ne connaisse qu'une « croissance normale » auparavant. Le Ministre a publié, le 15 décembre 2006, des précisions (les « précisions ») sur ce qui serait considéré comme une « croissance normale » à cette fin, précisions qui dans les faits ont été intégrées par renvoi à la LIR lorsque les règles relatives aux EIPD ont été adoptées. Le Ministre a annoncé un projet de modification technique des règles relatives aux EIPD le 20 décembre 2007, le 14 mars 2008, le 14 juillet 2008 et le 4 décembre 2008. Le projet de modification est inclus dans le projet de loi C-10, qui est passé en deuxième lecture à la Chambre des communes le 12 février 2009.

Aux termes des règles relatives aux EIPD, la Fiducie, dans sa structure actuelle, deviendra assujettie, à compter du 1er janvier 2011, à un impôt sur son revenu provenant de biens hors portefeuille et sur ses gains en capital imposables provenant de dispositions de biens hors portefeuille, payés ou payables aux porteurs de parts, au taux correspondant au taux d'imposition fédéral sur le revenu des sociétés alors en vigueur (actuellement de 16,5 % pour 2011 et de 15 % pour 2012 et les années subséquentes), majoré d'un montant supplémentaire au titre de l'impôt provincial qui, aux termes de la réglementation proposée, sera calculée selon le taux d'imposition provincial général sur le revenu des sociétés de chaque province dans laquelle la Fiducie a un établissement permanent. Les distributions de ce revenu aux porteurs de parts seraient considérées comme des dividendes versés par une société canadienne imposable. Les parts de fiducie du Holding Trust et les billets du Holding Trust constituent des « biens hors portefeuille » de la Fiducie aux termes des règles relatives aux EIPD, ce qui fait en sorte que la quasi-totalité du revenu de la Fiducie serait assujettie au nouveau taux d'imposition et que les distributions de ce revenu par la Fiducie à ses porteurs de parts seraient considérées comme des dividendes versés par une société canadienne imposable. Les remboursements de capital versés par la Fiducie à ses porteurs de parts ne seraient pas touchés par les règles relatives aux EIPD et continueraient d'être imposés de la même manière qu'à l'heure actuelle.

La Fiducie ne devrait pas être assujettie aux règles relatives aux EIPD avant 2011. Toutefois, lorsqu'elle le sera, les règles relatives aux EIPD devraient avoir des incidences fiscales défavorables pour la Fiducie et certains porteurs de parts (en particulier les porteurs de parts exonérés d'impôt ou non-résidents du Canada) et pourraient toucher les distributions d'encaisse de la Fiducie.

À la lumière de ce qui précède, les règles relatives aux EIPD pourraient réduire la valeur des parts, ce qui devrait augmenter les coûts pour la Fiducie liés à l'obtention de capitaux sur les marchés financiers publics. Bien que le Ministre ait annoncé des modifications techniques qui facilitent la conversion d'une fiducie EIPD en société, rien ne garantit que la Fiducie pourra réorganiser ses structures juridique et fiscale pour réduire considérablement l'effet prévu des règles relatives aux EIPD.

Comme il a été mentionné précédemment, la Fiducie pourrait devenir assujettie aux règles relatives aux EIPD avant 2011 si elle devait connaître une croissance autre qu'une « croissance normale » auparavant. Aux termes des précisions, la Fiducie sera considérée comme n'avoir connu qu'une croissance normale si ses émissions de nouveaux capitaux propres (qui, à cette fin, comprennent des parts de fiducie et des dettes convertibles en parts de fiducie, mais non les dettes non convertibles) n'excèdent pas une zone sûre établie par rapport à la capitalisation boursière de la Fiducie à la clôture des marchés le 31 octobre 2006 (établie uniquement en fonction de la valeur des parts de fiducie de la Fiducie transigées publiquement qui sont émises et en circulation à cette date). La capitalisation boursière de la Fiducie au 31 octobre 2006 se chiffrait à quelque 1,5 milliard de dollars. Les périodes intermédiaires et leurs sommes respectives correspondant à la zone sûre sont les suivantes :

a) du 1er novembre 2006 au 31 décembre 2007 – 40 % de la capitalisation boursière de la Fiducie au 31 octobre 2006;

b) du 1er janvier 2008 au 31 décembre 2008 – 20 % de la capitalisation boursière de la Fiducie au 31 octobre 2006;

c) du 1er janvier 2009 au 31 décembre 2009 – 20 % de la capitalisation boursière de la Fiducie au 31 octobre 2006;

d) du 1er janvier 2010 au 31 décembre 2010 – 20 % de la capitalisation boursière de la Fiducie au 31 octobre 2006.

Le 4 décembre 2008, le Ministre a annoncé des changements aux précisions permettant à une fiducie EIPD d'accélérer l'utilisation du montant annuel de croissance auquel elle a droit pour 2009 et 2010 pour qu'il soit disponible à compter du 4 décembre 2008. Ce changement n'a aucune incidence sur la croissance maximale autorisée d'une fiducie EIPD, mais il lui permet d'utiliser la part de croissance restante au 4 décembre 2008 dans une seule année, plutôt que de l'étaler sur les années 2009 et 2010.

Bien que ces précisions n'auront probablement aucune incidence sur la capacité de la Fiducie à obtenir les capitaux nécessaires pour maintenir et faire croître ses activités actuelles dans le cours normal des activités pendant la période intermédiaire, elles pourraient avoir une incidence défavorable sur les coûts de l'obtention de capitaux et la capacité de la Fiducie d'entreprendre d'autres acquisitions importantes.

Perte du statut de fiducie de fonds commun de placement

Le commandité a l'intention que la Fiducie demeure admissible comme fiducie de fonds commun de placement (et, par conséquent, comme placement enregistré) aux fins de la LIR. La Fiducie pourrait toutefois ne pas toujours être en mesure de satisfaire aux exigences futures applicables au maintien du statut de fiducie de fonds commun de placement. Voir « Modifications de la législation » ci-dessus. Si le statut de la Fiducie comme fiducie de fonds commun de placement était perdu ou contesté avec succès par une autorité fiscale compétente, cela pourrait avoir certaines incidences défavorables pour la Fiducie et pour les porteurs de parts. Certaines des incidences importantes de la perte du statut de fiducie de fonds commun de placement sont décrites ci-après.

a) Si la Fiducie devait cesser d'être une fiducie de fonds commun de placement, elle pourrait de ce fait cesser d'être un placement enregistré. Dans ce cas, les parts cesseraient d'être des placements admissibles pour des régimes exonérés à compter du 1er janvier de la deuxième année civile qui suit l'année au cours de laquelle la Fiducie cesse d'être un placement enregistré. Si à la fin d'un mois un régime exonéré détient des parts qui ne sont pas des placements admissibles, le régime doit payer un impôt correspondant à 1 % de la juste valeur marchande des parts au moment de leur acquisition par le régime exonéré. Un régime enregistré d'épargne-retraite ou un fonds enregistré de revenu de retraite détenant des parts qui ne sont pas des placements admissibles serait assujetti à l'impôt sur le revenu attribuable aux parts, y compris le plein montant de tout gain en capital découlant de la disposition de ces parts. Si un régime enregistré d'épargne-études détient des parts qui ne sont pas des placements admissibles, il pourrait voir son agrément révoqué par l'Agence du revenu du Canada.

b) Les parts détenues par des porteurs de parts non résidents deviendraient immédiatement des biens canadiens imposables. Les porteurs de parts non résidents seraient assujettis à l'impôt canadien sur le revenu et aux obligations de déclaration de gains réalisés à la disposition de parts qu'ils détiennent.

c) La Fiducie serait imposée sur certains types de revenus distribués aux porteurs de parts (autrement qu'aux termes des règles relatives aux EIPD). Le paiement de cet impôt pourrait avoir des incidences défavorables pour certains porteurs de parts, notamment les porteurs de parts qui ne sont pas résidents du Canada et les résidents du Canada qui sont par ailleurs dispensés de l'impôt canadien sur le revenu.

d) La Fiducie cesserait d'être admissible aux mécanismes de remboursement des gains en capital dont elle peut se prévaloir en vertu des lois de l'impôt canadien si elle cessait d'être une fiducie de fonds commun de placement.

e) La Fiducie ne serait plus exonérée de l'application des dispositions relatives à l'impôt minimum de remplacement de la LIR.

De plus, la Fiducie pourrait prendre certaines mesures à l'avenir si elle le juge nécessaire pour veiller à conserver son statut de fiducie de fonds commun de placement. Ces mesures pourraient être défavorables pour certains porteurs de parts, notamment les non-résidents. Voir « Risques liés au niveau de propriété étrangère » ci-après.

Risques liés au niveau de propriété étrangère

La déclaration de fiducie renferme diverses dispositions destinées à protéger le statut de la Fiducie comme « fiducie de fonds commun de placement » en vertu de la LIR laquelle exige, entre autres, qu'une fiducie de fonds commun de placement ne soit pas établie ni maintenue principalement à l'avantage de non-résidents. Rien n'indique que le statut de fiducie de fonds commun de placement de la Fiducie soit actuellement en péril. Si à l'avenir le commandité considère qu'un tel risque existe, il est habilité à prendre diverses mesures aux termes de la déclaration de fiducie, et notamment à exiger des porteurs de parts qu'il croit être des non-résidents qu'ils vendent leurs parts de fiducie, mesure qui pourrait avoir un effet défavorable sur le cours des parts de fiducie. En outre, rien ne garantit que la LIR ne sera pas modifiée à l'avenir d'une manière qui aurait un effet défavorable important sur le statut de fiducie de fonds commun de placement de la Fiducie.

Distribution des billets du Holding Trust ou d'autres titres au moment du rachat ou de la dissolution de la Fiducie

On s'attend à ce que le droit de rachat ne soit pas le principal mécanisme dont les porteurs de parts de fiducie pourront se prévaloir pour liquider leur placement. Les billets du Holding Trust pouvant être reçus par suite du rachat de parts de fiducie ne seront pas inscrits à la cote d'une bourse et aucun marché ne devrait se former pour la négociation de ces titres. En outre, il est possible que des restrictions relatives à la revente de titres soient imposées en vertu des lois applicables aux personnes qui reçoivent des billets du Holding Trust aux termes du droit de rachat. Les billets du Holding Trust ne seront pas des placements admissibles pour des régimes exonérés. Au moment de la dissolution de la Fiducie, le fiduciaire peut distribuer des titres directement aux porteurs de parts, sous réserve de l'obtention de toutes les approbations réglementaires nécessaires. Les billets du Holding Trust ne seront pas garantis par une autre partie, et les dispositions de la convention relative aux billets du Holding Trust régissant les cas de défaut et les recours dont on peut se prévaloir aux termes de cette convention ne fourniront pas une protection aux porteurs de billets du Holding Trust qui serait comparable à celle prévue dans les dispositions généralement applicables aux titres de créance émis dans le public.

Service de la dette

La Fiducie ou les membres de son groupe peuvent de temps à autre financer une partie importante de leurs activités par des emprunts. Les montants versés à l'égard de l'intérêt et du capital sur les emprunts contractés par ces entités pourraient nuire à leur capacité de s'acquitter d'obligations aux termes des dettes détenues directement ou indirectement par la Fiducie. Les fluctuations des taux d'intérêt et des remboursements de capital prévus pourraient avoir pour effet de modifier de façon importante le montant devant être affecté au service de la dette. En bout de ligne, cette situation pourrait entraîner une baisse de l'encaisse distribuable de la Fiducie et pourrait réduire les distributions aux porteurs de parts.

Les prêts consentis à la Fiducie ou aux membres de son groupe sont subordonnés aux clauses restrictives et aux critères financiers usuels pouvant, dans certaines circonstances, restreindre la capacité de la Fiducie de verser des distributions aux porteurs de parts ou la capacité d'AltaGas de verser des distributions à AltaGas LP2 et en bout de ligne aux porteurs de parts.

Subordination structurelle et contractuelle

En cas de faillite, de liquidation ou de réorganisation d'AltaGas LP1, d'AltaGas ou d'AltaGas Operating Partnership, les porteurs de leurs dettes et comptes fournisseurs respectifs auront généralement droit au paiement de leurs créances sur l'actif d'AltaGas ou d'AltaGas Operating Partnership, selon le cas, avant que des actifs soient disponibles à des fins de distribution à la Fiducie. Les parts de fiducie sont donc en fait de rang inférieur aux dettes et à la plupart des autres éléments de passif (y compris les comptes fournisseurs) d'AltaGas, d'AltaGas LP1 et d'AltaGas Operating Partnership. Ni AltaGas ni AltaGas Operating Partnership n'est limitée quant à sa capacité (si ce n'est aux termes des clauses restrictives stipulées dans les conventions d'emprunt) de contracter des dettes garanties ou non garanties.

AltaGas distribue une tranche considérable de ses rentrées de fonds à AltaGas LP2 aux termes d'un contrat de prêt portant intérêt. Les paiements effectués par AltaGas aux termes de ce contrat de prêt sont expressément subordonnés au paiement préalable intégral de toutes les dettes d'AltaGas envers des tiers. En cas de défaut en vertu de certaines dettes, AltaGas peut être empêchée de distribuer des espèces à AltaGas LP2, ce qui réduirait en bout de ligne l'encaisse disponible à des fins de distribution aux porteurs de parts.

Risque lié au refinancement

Toutes les facilités de crédit comportent une date d'échéance à laquelle, si elles n'ont pas été remplacées, prolongées ou renouvelées, les sommes dues doivent être remboursées intégralement. Si une des facilités de crédit n'est pas remplacée ou prolongée avant sa date d'échéance ou n'est pas remplacée, prolongée ou renouvelée pour un montant semblable ou à des conditions comparables, la capacité de la Fiducie de financer ses activités en cours et de verser des distributions d'encaisse pourrait en être touchée défavorablement.

Dépendance à l'égard d'entités en exploitation

La Fiducie dépend entièrement du succès des activités des membres de son groupe. Par conséquent, les distributions aux porteurs de parts seront tributaires de la capacité de ces entités de produire des rentrées nettes de fonds.

Imposition des personnes morales

Les structures des fonds de revenu comportent souvent des montants importants de dette entre entités, produisant des frais d'intérêt importants, qui servent à réduire le bénéfice et, par conséquent, l'impôt sur le revenu payable. Le conseil d'administration s'attend à ce que cette situation s'applique à AltaGas Ltd. et à ses frais d'intérêt sur sa dette subordonnée. Rien ne garantit que les autorités fiscales ne tenteront pas de contester le montant des frais d'intérêt déduits. Si tel était le cas et que les autorités fiscales avaient gain de cause contre AltaGas Ltd., cela pourrait nuire de façon importante aux rentrées nettes de fonds de la Fiducie disponibles à des fins de distribution aux porteurs de parts.

Responsabilité limitée des porteurs de parts

La déclaration de fiducie prévoit qu'aucun porteur de parts ne sera assujetti à quelque responsabilité que ce soit à l'égard de la Fiducie ou de ses obligations et affaires et que, si un tribunal déterminait que les porteurs de parts sont assujettis à une telle responsabilité, celle-ci ne pourrait être appliquée qu'à l'encontre des actifs de la Fiducie et ne pourrait être acquittée que sur ces actifs. Aux termes de la déclaration de fiducie, la Fiducie tiendra chaque porteur de parts indemne et à couvert des frais, dommages, responsabilités, dépenses, débours et pertes subis par le porteur de parts en raison du fait que ce porteur de parts n'avait pas cette responsabilité limitée. Rien ne garantit qu'au moment pertinent, la Fiducie aura suffisamment d'actif pour être en mesure d'acquitter cette indemnisation.

La déclaration de fiducie prévoit que tous les documents écrits signés par la Fiducie ou pour son compte doivent contenir une disposition selon laquelle les obligations aux termes de ces documents ne lieront pas les porteurs de parts personnellement. Toutefois, une certaine responsabilité personnelle peut surgir à l'égard de certaines réclamations contre la Fiducie qui ne surviennent pas en vertu de contrats, notamment des réclamations en responsabilité civile, des réclamations fiscales et possiblement certaines autres responsabilités légales. Il est toutefois peu probable qu'une responsabilité personnelle de cette nature surgisse.

Les activités de la Fiducie seront exercées, suivant l'avis des conseillers juridiques, d'une manière et dans des territoires qui permettent d'éviter dans la mesure du possible qu'il y ait un risque élevé que les porteurs de parts se voient assujettis à une responsabilité à l'égard des réclamations contre la Fiducie, notamment en obtenant des assurances adéquates, le cas échéant, et dans la mesure où il est possible de le faire d'un point de vue commercial.

Le 1er juillet 2004, la loi intitulée *Income Trusts Liability Act* (Alberta) est entrée en vigueur, laquelle prévoit qu'un porteur de parts ne sera pas, en qualité de bénéficiaire, responsable des actes, défauts, obligations ou responsabilités du fiduciaire qui surviennent après que la disposition particulière de cette loi est entrée en vigueur.

Déductibilité des frais

Bien que le commandité soit d'avis que tous les frais devant être réclamés par la Fiducie, Holding Trust, AltaGas LP1 et AltaGas LP2 seront raisonnables et déductibles, rien ne garantit que l'Agence du revenu du Canada partagera également cet avis. Si l'Agence du revenu du Canada conteste la déductibilité de ces frais et qu'elle a gain de cause, le rendement pour les porteurs de parts pourrait être défavorablement touché.

Possibilité de conflits d'intérêts

Il se pourrait que des administrateurs et membres de la direction d'AltaGas et du commandité soient administrateurs ou membres de la direction d'autres entités qui sont en concurrence avec les intérêts d'AltaGas et de la Fiducie. Le commandité a une obligation fiduciaire envers AltaGas et la Fiducie. Bien que le commandité ait convenu d'indemniser la Fiducie dans certaines circonstances, le commandité pourrait ne pas avoir suffisamment d'actif pour s'acquitter de cette indemnisation.

RISQUES INHÉRENTS AUX ENTITÉS EN EXPLOITATION DE LA FIDUCIE

Le texte qui suit représente les principaux risques auxquels sont assujetties les activités et les affaires des membres du groupe en exploitation de la Fiducie et ceux-ci devraient être examinés attentivement, compte tenu du fait que le revenu

de la Fiducie et, par conséquent, sa capacité à verser des distributions aux porteurs de parts, sont entièrement tributaires des activités et des actifs de ces entités. Ces risques s'appliquent aux activités actuelles d'AltaGas et aux activités futures prévues d'AltaGas.

Risque lié à l'exploitation

Au fur et à mesure que la Fiducie poursuit sa croissance et diversifie ses activités d'infrastructure énergétique, le profil de risque de la Fiducie pourrait changer. Les entités en exploitation pourraient s'engager dans des secteurs d'activités ou chercher à élargir leurs activités où il y a davantage de risques économiques et davantage de capital « à risque ». Le niveau de risque se justifie par les attentes de la Fiducie concernant des rendements supérieurs tirés de telles activités. De plus, la Fiducie s'engage dans de telles activités en sachant que ces risques peuvent être gérés de façon active.

Les opérations actuelles sont soumises aux risques se rattachant normalement à l'exploitation et au développement d'installations dans le secteur du gaz naturel et de l'électricité, y compris la défaillance mécanique, la dégradation matérielle, les erreurs d'opérateurs, les vices de fabrication, le sabotage, le terrorisme, la pénurie d'approvisionnement, les catastrophes et les désastres naturels. La survenance de telles éventualités ou le fait qu'elles perdurent pourrait entraîner une hausse des coûts pour AltaGas et réduire sa capacité de traitement ou de transport de gaz naturel ou de transmission d'électricité.

La Fiducie estime que les risques liés à l'exploitation sont le mieux gérés en maintenant un contrôle sur le calendrier des dépenses en immobilisations, les décisions opérationnelles et les coûts en devenant l'exploitant des installations dans lesquelles elle investit. À la fin de 2008, AltaGas exploitait 73 de ses 76 installations de collecte et de traitement sur place, la totalité de ses installations de transport, l'UEEE, l'UEEJ, l'usine d'extraction Younger, le complexe Harmattan et les unités de pointe alimentées au gaz. AltaGas n'exploite pas la centrale électrique où est produite l'électricité aux termes des EAE. Le défaut des exploitants de ces installations de les faire fonctionner au coût ou de la façon projetés par AltaGas pourrait avoir un effet négatif sur les résultats de la Fiducie.

Débit des installations

Les installations d'extraction et de collecte et de traitement sur place d'AltaGas traitent le gaz naturel du BSOC et ses installations de transport transportent du gaz naturel, de l'éthane et des LGN provenant du BSOC. Le débit à ces installations est tributaire de divers facteurs, dont le niveau des activités d'exploration et de développement dans le BSOC, la dynamique de l'offre et de la demande à long terme pour le gaz naturel, l'éthane et les LGN et le cadre réglementaire applicable aux participants du marché. Ces facteurs peuvent faire en sorte qu'AltaGas soit incapable de maintenir le débit à ses installations. Par conséquent, AltaGas peut être exposée à une diminution des flux de trésorerie et de rentabilité découlant de la baisse du débit du gaz naturel, de l'éthane et des LGN et de l'augmentation des coûts d'exploitation.

Risque lié au marché

AltaGas s'expose à des risques liés au marché et découlant des fluctuations des prix des marchandises et des taux d'intérêt. AltaGas cherche à gérer son exposition à de tels risques en se servant de divers instruments matériels et financiers.

La politique de gestion des risques liés aux marchandises d'AltaGas décrit en détails les paramètres servant à mesurer, contrôler et signaler les risques liés aux prix des marchandises. Cette politique comprend de plus des objectifs et lignes directrices en matière de gestion de risques, de tolérance de risque et de produits approuvés. Cette politique interdit l'utilisation d'instruments matériels et financiers à des fins de spéculations.

Risque lié à la composition

Les activités d'extraction sont influencées par la composition du gaz naturel produit dans le BSOC et traité dans les installations d'AltaGas. La composition du gaz peut varier au fil du temps en raison de facteurs tels que le volume de traitement effectué aux usines en amont d'installations d'AltaGas et la composition du gaz naturel produit à partir de gisements en amont d'installations d'AltaGas.

Prix de l'électricité

Les produits d'exploitation d'AltaGas tirés des ventes relatives aux EAE et de la production de la centrale de pointe en Alberta sont soumis aux facteurs touchant le marché de l'électricité en Alberta, comme la fluctuation de l'offre et de la demande, lesquels sont tributaires des conditions climatiques, de l'utilisation par les clients, de l'activité économique et de la croissance. AltaGas réduit son exposition aux prix variables de l'électricité en bloquant ses marges avec des instruments financiers jusqu'à 36 mois et en signant des ententes de vente à prix forfaitaire avec des clients finaux ayant des durées d'au plus huit ans.

Taux d'intérêt

La Fiducie s'expose à la fluctuation des taux d'intérêt sur sa dette à taux variable. La Fiducie surveille son niveau d'endettement à taux fixe et variable et se sert de temps à autre de swaps de taux d'intérêt. La Fiducie cherche à obtenir des taux d'intérêt fixes pour environ 70 % à 75 % de sa dette.

Réglementation

Les activités de la Fiducie sont assujetties à la réglementation applicable dans les territoires où elle exploite son entreprise. Les gazoducs et les installations peuvent faire l'objet de demandes de transporteurs publics et d'entreprises publiques de traitement et être assujettis à des taux fixés par les autorités de réglementation lorsqu'aucune entente n'est conclue avec les producteurs quant aux droits ou tarifs. Si des producteurs estiment que les droits de traitement ou tarifs relatifs aux gazoducs et aux installations sont trop élevés, ils pourraient chercher à obtenir un allègement grâce à l'intervention des autorités de réglementation. Les installations de production d'énergie sont également touchées par les changements dans les tarifs, la structure du marché et les sanctions. AltaGas peut contester ces changements en demandant aux autorités de réglementation d'intervenir.

Risque lié aux cocontractants et au crédit

La Fiducie s'expose à des pertes relatives au crédit lorsque des cocontractants omettent de s'acquitter de leurs obligations actuelles ou futures envers AltaGas. La politique de crédit d'AltaGas décrit les paramètres utilisés pour consentir, mesurer et surveiller les crédits consentis aux cocontractants ainsi que pour établir des rapports sur ces crédits. AltaGas cherche à minimiser les risques liés aux cocontractants en menant des enquêtes de crédit sur ceux-ci dans le but de fixer des limites de crédit précises pour les clients, à la fois de manière ponctuelle avant la fourniture de produits ou la prestation de services et de manière récurrente. En outre, AltaGas tend à inclure dans ses contrats des clauses de limitation du crédit qui permettent à AltaGas d'obtenir de la part des cocontractants des garanties financières ou des garanties d'exécution dans certaines circonstances. AltaGas constitue une provision pour créances douteuses dans le cours normal de ses affaires.

AltaGas s'expose à un risque lié au crédit relativement aux nombreux cocontractants industriels, commerciaux et institutionnels. AltaGas cherche à conclure des contrats avec des cocontractants diversifiés pour éviter la concentration excessive du risque associé à un secteur ou à un cocontractant en particulier.

Garanties accessoires

AltaGas est en mesure d'obtenir des limites de crédit non garanties de ses cocontractants afin de bloquer ses marges d'électricité à charge minimale et également d'obtenir un approvisionnement des services de gaz naturel pour ses activités liées aux services énergétiques. Si le risque lié au crédit des cocontractants auquel s'expose AltaGas dépasse les limites de crédit non garanties accordées, AltaGas pourrait être tenue de fournir des garanties accessoires sous forme de lettres de crédit. AltaGas réduit ce risque en négociant des conditions contractuelles avec les cocontractants relatives au crédit non garanti et à la diversification des ventes d'électricité et des achats de gaz naturel entre divers cocontractants. Par application de pratiques reconnues dans l'industrie, AltaGas effectue des analyses de sensibilité pour veiller à ce que la Fiducie dispose de marges de crédit bancaire suffisantes pour faire face aux fluctuations des prix des marchandises pouvant exiger d'AltaGas qu'elle fournisse des lettres de crédit à des cocontractants.

Conventions de représentation

Si AltaGas devient insolvable ou demeure pendant longtemps en défaut en ce qui concerne un aspect important des conventions de représentation, la propriété véritable de l'usine de traitement du gaz naturel comprise dans le complexe Harmattan pourra être réclamée par les propriétaires initiaux du complexe Harmattan moyennant des frais nominaux. Par conséquent, dans ces circonstances, AltaGas pourrait perdre son placement dans l'usine de traitement du gaz naturel, à l'exclusion du pipeline Caroline et de diverses installations auxiliaires dont elle est la propriétaire exclusive. En outre, si les producteurs résilient les conventions de représentation avant le 1er juin 2009 en raison d'un défaut de la part d'AltaGas, cette dernière conservera certaines obligations environnementales accumulées jusqu'à la date de résiliation.

Complexe Harmattan - Environnement

La direction a identifié des problèmes d'ordre environnemental liés aux activités antérieures du complexe Harmattan. Il semble en effet que ces activités aient contaminé considérablement l'eau souterraine et le sol. Il se peut que les coûts engagés pour régler ces problèmes soient importants. Une convention de répartition des obligations environnementales a été conclue avec l'ancien exploitant. Cette convention réduit considérablement les obligations d'AltaGas en ce qui a trait à la contamination du sol et élimine ses obligations en ce qui a trait à la contamination de l'eau souterraine.

Relations de travail

Le personnel d'exploitation et d'entretien de l'usine d'extraction Younger est membre du Syndicat canadien des communications, de l'énergie et du papier. Toute interruption du travail pourrait limiter la capacité de traitement du gaz naturel et de production de LGN de l'usine et, par conséquent, affecter les flux de trésorerie, le revenu net et l'encaisse d'AltaGas pouvant être distribués.

Revendications territoriales des autochtones

Les peuples autochtones ont revendiqué un titre ancestral et des droits autochtones visant une partie importante des terres dans l'Ouest canadien. Ces revendications, si elles sont fructueuses, auront une incidence défavorable importante sur la production de gaz naturel en Alberta et en Colombie-Britannique, ce qui pourrait avoir une incidence défavorable importante sur le volume de gaz naturel traité aux installations d'AltaGas ou sur le développement de nouvelles installations de collecte et de traitement, de production d'électricité ou d'extraction et de transport.

Devoir de la Couronne de consulter les Premières Nations

Les gouvernements fédéral et provinciaux du Canada ont le devoir de consulter les autochtones et, au besoin, de les accommoder lorsque leurs intérêts peuvent être touchés par une mesure ou une décision de la Couronne. Par conséquent, ce devoir peut causer des retards dans l'obtention ou la non-obtention d'approbations réglementaires.

Construction et développement

Le développement et l'exploitation future d'installations de production de gaz naturel et d'électricité peuvent être défavorablement influencés par la modification de politiques et de règlements gouvernementaux, les préoccupations en matière d'environnement, l'augmentation des coûts en capital et de construction, l'augmentation des taux d'intérêt et la concurrence dans l'industrie. Si l'un de ces facteurs survient, les résultats réels peuvent différer considérablement des prévisions, notamment en ce qui a trait aux coûts, à l'utilisation des installations de gaz naturel, à la production d'électricité, aux produits d'exploitation futurs et aux bénéfices.

Le développement et l'exploitation future des installations de gaz naturel et de projets d'électricité d'AltaGas sont assujettis à la modification des politiques et lois du gouvernement fédéral du Canada et des États-Unis, des gouvernements provinciaux et des gouvernements étatiques, y compris les règlements en matière d'environnement, d'utilisation des terres, de santé, de culture et de conflits d'intérêts avec d'autres parties et à d'autres questions indépendantes de la volonté d'AltaGas.

Conditions météorologiques et données éoliennes ou hydrologiques à long terme

Une fois construits, les projets d'électricité au fil de l'eau d'AltaGas peuvent faire l'objet d'importantes variations du débit d'eau nécessaire à la production d'électricité. AltaGas se fie à des études et à des données hydrologiques pour s'assurer que les débits d'eau disponibles sont suffisants pour produire de l'électricité en quantité suffisante pour maintenir la viabilité économique de ses projets. Rien ne garantit que la disponibilité en eau passée à long terme demeurera inchangée ni qu'aucun événement hydrologique important n'influencera les conditions hydrologiques existantes dans les bassins hydrologiques. Les fluctuations annuelles et saisonnières par rapport à la moyenne à long terme peuvent être importantes.

Une fois construits, les projets d'énergie éolienne d'AltaGas peuvent faire l'objet d'importantes variations des vents, ce qui pourrait affecter la production d'électricité. AltaGas se fie à des études et à des données sur les vents pour s'assurer que les vents disponibles sont suffisants pour produire de l'électricité en quantité suffisante pour maintenir la viabilité économique de ses projets. Rien ne garantit que les configurations des vents demeureront inchangées. Les fluctuations annuelles et saisonnières par rapport à la moyenne à long terme peuvent être importantes.

RÉGLEMENTATION ENVIRONNEMENTALE

Le secteur de collecte et de traitement du gaz naturel et celui de production d'électricité sont assujettis à une réglementation environnementale en vertu de lois locales, provinciales, étatiques, territoriales et fédérales. La législation en matière d'environnement prévoit des restrictions et des interdictions à l'égard du rejet ou de l'émission de diverses substances produites ou utilisées dans le cadre de certaines activités de l'industrie pétrolière et gazière. En raison de la nature hautement toxique et corrosive du gaz naturel corrosif, nombre de précautions réglementaires additionnelles s'appliquent aux puits, aux installations de traitement et aux gazoducs de gaz naturel corrosif. La législation en matière d'environnement peut avoir des répercussions sur l'exploitation des installations et restreindre l'expansion autorisée de celles-ci. De plus, la législation provinciale, territoriale et fédérale exige que l'emplacement des installations et des

gazoducs soit abandonné et remis en état à la satisfaction des autorités provinciales et des propriétaires fonciers. Un manquement à cette législation est passible d'une amende, d'une ordonnance de nettoyage ou de fermeture des installations et des gazoducs.

AltaGas s'engage très sérieusement à protéger l'environnement dans lequel elle exerce ses activités. Son mandat est de se conformer à toutes les lois et à tous les règlements environnementaux et de prendre des mesures tant immédiates qu'efficaces quant à toute incidence sur l'environnement.

Le 26 avril 2007, le gouvernement fédéral a proposé un plan intitulé *Prendre le virage* pour aborder la question des émissions de gaz à effet de serre. Des détails à propos de ce plan ont été publiés le 10 mars 2008. Aux termes de ce plan, les installations dont les émissions de gaz à effet de serre dépassent le seuil établi devront réduire l'intensité nette de leurs émissions de gaz à effet de serre de 18 % (par rapport aux niveaux de 2006) d'ici 2010. Pour se conformer au règlement, les installations peuvent notamment améliorer leurs activités, participer à des programmes nationaux d'échange de droits d'émission, acheter des droits de compensation nationaux pour les porter au total des émissions, acheter un crédit de réduction certifiée des émissions par l'entremise du mécanisme pour un développement propre du Protocole de Kyoto jusqu'à concurrence du montant maximal prescrit ou contribuer à un fonds indépendant administré par des tiers qui investira dans des technologies visant à réduire les émissions de gaz à effet de serre au Canada. Tant que les lois et règlements pertinents n'auront pas été adoptés, AltaGas ne sera pas en mesure d'établir avec précision l'impact de toute exigence du gouvernement fédéral visant à réduire les niveaux des émissions de gaz à effet de serre sur sa situation financière.

Le 8 mars 2007, le gouvernement albertain a présenté le projet de loi intitulé *Climate Change and Emissions Management Amendment Act* de même que le règlement intitulé *Specified Gas Emitters Regulation*. La loi est entrée en vigueur le 20 avril 2007 et le règlement, le 1er juillet 2007. Le règlement s'applique aux installations qui sont de grands émetteurs produisant au moins 100 000 tonnes d'émissions annuelles de gaz à effet de serre. Les grands émetteurs qui sont en exploitation depuis au moins huit ans doivent réduire l'intensité de leurs émissions annuelles de 12 % par rapport à l'intensité des émissions de référence établie pour chaque installation le 31 décembre 2007. Les installations plus récentes doivent quant à elles se conformer graduellement aux cibles de réduction de l'intensité des émissions annuelles. Pour se conformer au règlement, les installations peuvent notamment améliorer leurs activités, acheter ou développer des droits de compensation albertains pour les porter au total des émissions ou contribuer au nouveau fonds de gestion des changements climatiques et des émissions (*Climate Change and Emissions Management Fund*) du gouvernement de l'Alberta, qui investira dans des technologies visant à réduire les émissions de gaz à effet de serre dans la province. Les propriétaires d'installations qui ne peuvent pas atteindre le niveau de réduction requis au moyen d'améliorations opérationnelles ou de droits de compensation doivent payer au fonds de gestion des changements climatiques et des émissions 15 $ par tonne, sinon ils pourraient se voir infliger des sanctions et des amendes.

AltaGas a réalisé un programme d'évaluation destiné à quantifier les niveaux actuels d'émissions de gaz à effet de serre de l'ensemble de ses installations de collecte et de traitement sur place. Seul le complexe Harmattan est assujetti au règlement albertain puisque ses émissions de gaz à effet de serre sont supérieures à 100 000 tonnes par année. Les premiers calculs de la direction quant à l'intensité des émissions en 2008 indiquent que les émissions du complexe Harmattan sont inférieures aux cibles d'intensité et, par conséquent, le complexe ne fera l'objet d'aucune pénalité mais pourra recevoir des crédits.

AltaGas a réalisé un programme d'évaluation de ses installations qui ne sont pas de grands émetteurs au sens du *Specified Gas Emitters Regulation* et a identifié plusieurs occasions pour créer des compensations pouvant servir à réduire les coûts liés aux émissions de gaz à effet de serre de la centrale de Sundance B. Le processus de vérification et de documentation de ces compensations a été lancé et AltaGas prévoit qu'il se terminera plus tard en 2009.

La centrale de Sundance B est un grand émetteur et TransAlta, propriétaire de l'installation, doit s'assurer qu'elle se conforme aux règlements. Les EAE de Sundance B exigent que TransAlta prennent les mesures raisonnables convenues par ASTC, aux frais de celle-ci, pour minimiser les baisses des produits d'exploitation ou les augmentations des coûts fixes ou variables découlant de la modification d'une loi (au sens de *Change in Law* dans les EAE). La part d'AltaGas des coûts engagés en 2008 pour se conformer à la réglementation s'établissait à environ 5,30 millions de dollars.

Le 6 février 2006, le gouvernement de l'Alberta a adopté un règlement en application de l'*Environmental Protection and Enhancement Act* relatif au contrôle des émissions de mercure par les centrales électriques alimentées au charbon. Les personnes autorisées à exploiter une centrale électrique alimentée au charbon devaient proposer avant le 1er avril 2007, conformément au règlement, un programme de contrôle des émissions de mercure pour leurs usines alimentées au charbon.

Le 29 mars 2007, TransAlta a présenté à Alberta Environment un programme de contrôle des émissions de mercure pour la centrale de Sundance. Le projet de contrôle des émissions laisse entendre que des tests supplémentaires étaient requis avant qu'une technologie soit choisie. ASTC travaille avec TransAlta depuis 2005 dans le but de trouver une technologie qui réduirait les émissions de mercure d'au moins 70 % avant le 1er janvier 2011. AltaGas prévoit que TransAlta mettra en place la technologie convenable pour se conformer à ses obligations réglementaires.

DISTRIBUTIONS

La Fiducie et AltaGas LP1 versent des distributions d'encaisse vers le 15e jour de chaque mois, ou si cette date n'est pas un jour ouvrable, le jour ouvrable qui suit, aux porteurs de parts inscrits le 25e jour du mois précédent, ou si ce jour n'est pas un jour ouvrable, le jour ouvrable qui suit.

Les niveaux de distribution sont révisés périodiquement par le conseil d'administration compte tenu des flux de trésorerie distribuables durables et continus après prise en compte du bénéfice net consolidé, du capital d'entretien et de croissance et des besoins au titre du remboursement des dettes de la Fiducie. La Fiducie s'efforce de verser la quasi-totalité de ses flux de trésorerie distribuables durables et continus par l'entremise de distributions mensuelles régulières versées aux porteurs de parts.

Les distributions de la Fiducie peuvent être limitées par les clauses restrictives de la convention de crédit relative à la facilité de crédit à terme renouvelable et prorogeable de 75 000 000 $, de la convention de crédit relative à la facilité de crédit à terme renouvelable et prorogeable de 300 000 000 $, qui est passée à 375 000 000 $ en janvier 2008, de la facilité de crédit non garantie de 250 000 000 $ conclue en mars 2008 et de la nouvelle facilité de crédit prévue annoncée le 25 février 2009 (voir « Contrats importants »), si un défaut ou un cas de défaut existe ou s'il serait raisonnable de croire qu'il en existe un au versement de ces distributions ou en raison de celles-ci, ou encore si ces distributions feraient en sorte que les distributions totales versées pendant la période de 12 mois terminée à la date où ces distributions sont faites excèdent l'encaisse distribuable cumulative pour cette période.

De plus, la déclaration de fiducie prévoit que, si besoin est, le 31 décembre de chaque année, la Fiducie distribuera un montant supplémentaire de façon à ne pas être redevable de l'impôt sur le revenu ordinaire pour l'exercice en question. Aux fins de l'impôt sur le revenu, 87,72 % des distributions d'encaisse déclarées en 2008 seront imposées à titre d'autres revenus (revenus de placement), 0,19 % seront imposées à titre de revenu de dividendes et le reste (12,09 %) sera considéré comme un remboursement du capital.

Le tableau ci-après présente un résumé des distributions mensuelles d'encaisse de la Fiducie versées en 2006, 2007 et 2008. Le 17 septembre 2007, tous les porteurs de parts ont reçu une distribution spéciale de une action d'AltaGas Utility Group Inc. pour chaque tranche de 100 parts de fiducie détenues le 27 août 2007, ce qui correspond à une valeur supplémentaire de 0,076 $ par part.

Date de référence	Date de paiement	Distribution par part
25 janvier 2008	15 février 2008	0,175 $
25 février 2008	17 mars 2008	0,175 $
25 mars 2008	15 avril 2008	0,175 $
25 avril 2008	15 mai 2008	0,175 $
26 mai 2008	16 juin 2008	0,175 $
25 juin 2008	15 juillet 2008	0,175 $
25 juillet 2008	15 août 2008	0,175 $
25 août 2008	15 septembre 2008	0,180 $
25 septembre 2008	15 octobre 2008	0,180 $
27 octobre 2008	17 novembre 2008	0,180 $
25 novembre 2008	15 décembre 2008	0,180 $
29 décembre 2008	15 janvier 2009	0,180 $
Total 2008 des distributions d'encaisse déclarées		**2,125 $**
25 janvier 2007	15 février 2007	0,170 $
26 février 2007	15 mars 2007	0,170 $
26 mars 2007	16 avril 2007	0,170 $
25 avril 2007	15 mai 2007	0,170 $
25 mai 2007	15 juin 2007	0,170 $
25 juin 2007	16 juillet 2007	0,170 $
25 juillet 2007	15 août 2007	0,170 $
27 août 2007	17 septembre 2007(1)	0,175 $
25 septembre 2007	15 octobre 2007	0,175 $
25 octobre 2007	15 novembre 2007	0,175 $
26 novembre 2007	17 décembre 2007	0,175 $
27 décembre 2007	15 janvier 2008	0,175 $
Total 2007 des distributions d'encaisse déclarées		**2,065 $**

Date de référence	Date de paiement	Distribution par part
25 janvier 2006	15 février 2006	0,160 $
24 février 2006	15 mars 2006	0,160 $
27 mars 2006	17 avril 2006	0,165 $
25 avril 2006	15 mai 2006	0,165 $
25 mai 2006	15 juin 2006	0,165 $
26 juin 2006	17 juillet 2006	0,165 $
25 juillet 2006	15 août 2006	0,165 $
25 août 2006	15 septembre 2006	0,170 $
25 septembre 2006	16 octobre 2006	0,170 $
25 octobre 2006	15 novembre 2006	0,170 $
27 novembre 2006	15 décembre 2006	0,170 $
22 décembre 2006	15 janvier 2007	0,170 $
Total 2006 des distributions d'encaisse déclarées		**1,995 $**

Note :

(1) Les distributions versées en septembre 2007 ne tiennent pas compte des 0,076 $ par part versés aux porteurs de parts sous forme d'actions de Utility Group à titre de distribution spéciale.

RÉGIME DE RÉINVESTISSEMENT DES DISTRIBUTIONS

La Fiducie a adopté le régime de distribution Premium[MC], de réinvestissement des distributions et d'achat facultatif de parts à l'intention des porteurs de parts de fiducie et des porteurs de parts échangeables.

Le régime de distribution Premium[MC], de réinvestissement des distributions et d'achat facultatif de parts, dans sa version éventuellement modifiée, donne aux porteurs admissibles de parts de fiducie et de parts échangeables la possibilité de réinvestir les distributions d'encaisse versées par la Fiducie ou par AltaGas LP1 sur leurs parts dans l'achat de nouvelles parts de fiducie moyennant une décote de 5 % par rapport au cours moyen des parts de fiducie, à la date de versement de distributions applicable (la composante réinvestissement des distributions du régime) ou de choisir d'échanger ces parts de fiducie contre un paiement en espèces correspondant à 102 % de ses distributions à cette date (la composante distribution Premium du régime). Le régime des porteurs de parts de fiducie accorde de plus aux porteurs de parts de fiducie qui sont inscrits soit à la composante réinvestissement des distributions soit à la composante distribution Premium du régime la possibilité d'acheter de nouvelles parts de fiducie au cours moyen (sans décote) à la date de versement de distributions applicable (la composante achat facultatif de parts du régime). Chacune des composantes du régime est soumise à des limites, notamment en ce qui a trait au calcul proportionnel et à la disponibilité de nouvelles parts de fiducie dans certains cas.

Le « cours moyen », à l'égard d'une date de versement de distributions en particulier, désigne la moyenne arithmétique (calculée à la quatrième décimale) des cours moyens pondérés des volumes quotidiens d'opérations sur des parts de fiducie à la TSX pendant les jours de bourse au cours desquels au moins un lot régulier de parts de fiducie s'est négocié au cours de la période commençant le 21e jour ouvrable avant une date de versement de distributions ou le deuxième jour ouvrable après la date de référence applicable à cette date de versement de distributions, selon la plus tardive de ces dates, et se terminant le deuxième jour ouvrable avant cette date de versement de distributions. Ces cours seront rajustés de façon appropriée pour tenir compte de certains changements du capital (y compris des divisions de parts de fiducie, des regroupements de parts de fiducie, certaines émissions de droits et certains placements).

Aucune commission de courtage ne sera payable relativement à l'achat de parts de fiducie aux termes de la composante réinvestissement des distributions du régime ou de la composante achat facultatif de parts du régime et tous les coûts administratifs aux termes du régime sont à la charge de la Fiducie. Le produit reçu par la Fiducie à l'émission de parts de fiducie supplémentaires aux termes du régime de réinvestissement des distributions sera utilisé par AltaGas aux fins d'acquisitions futures, d'amélioration des immobilisations et du fonds de roulement. Les porteurs de parts résidant à l'extérieur du Canada n'ont pas le droit de participer au régime. Dès qu'ils cessent d'être résidents du Canada, les porteurs de parts seront tenus de mettre fin à leur participation au régime.

Le 1er août 2007, la Fiducie a annoncé qu'elle avait suspendu la composante Premium du régime de réinvestissement des distributions à compter du versement de la distribution du 15 août 2007. La composante ordinaire du régime de réinvestissement des distributions demeure en vigueur.

MARCHÉ POUR LA NÉGOCIATION DES TITRES

Le tableau qui suit présente les cours extrêmes des parts de fiducie et le volume des parts de fiducie négociées publiés tous les mois par la TSX de janvier à décembre 2008.

Mois	Haut	Bas	Volume
Janvier	26,59 $	23,15 $	4 144 705
Février	25,55 $	22,76 $	3 716 908
Mars	25,63 $	23,10 $	4 003 513
Avril	25,14 $	23,65 $	3 174 003
Mai	27,36 $	24,03 $	3 166 735
Juin	27,50 $	25,61 $	2 925 813
Juillet	25,84 $	22,90 $	1 888 734
Août	25,50 $	23,65 $	1 691 254
Septembre	26,91 $	21,06 $	3 286 838
Octobre	23,85 $	13,66 $	6 607 699
Novembre	21,33 $	15,14 $	3 809 441
Décembre	17,55 $	13,50 $	3 274 191

PRINCIPALES INFORMATIONS FINANCIÈRES CONSOLIDÉES

Le tableau suivant présente un résumé des principales informations financières pour les trois derniers exercices :

Aux 31 décembre et exercices terminés à ces dates *(en millions de dollars à moins d'indication contraire)*	**2008**	**2007**	**2006**
Produits			
Extraction et transport	430,1	142,9	149,1
Collecte et traitement sur place	154,4	135,1	139,1
Services énergétiques	1 058,7	182,5	199,4
Production d'électricité	223,5	1 022,5	948,9
Siège social	1,9	6,2	4,4
Élimination intersectorielle	(62,8)	(60,8)	(78,3)
	1 805,8	1 428,4	1 362,6
Produits nets			
Extraction et transport	176,2	67,4	63,2
Collecte et traitement sur place	143,9	127,4	129,7
Services énergétiques	14,1	104,2	99,6
Production d'électricité	129,0	20,9	24,7
Siège social	12,9	6,2	4,4
Élimination intersectorielle	0,4	(2,1)	(2,7)
	476,5	324,0	318,9
BAIIA	256,4	173,7	173,1
- par part (de base)	3,73 $	3,03 $	3,12 $
Bénéfice net	163,6	108,8	114,5
- par part (de base)	2,38 $	1,90 $	2,06 $
Flux de trésorerie d'exploitation	205,4	183,3	146,9
- par part (de base)	2,99 $	3,19 $	2,65 $
Liquidités provenant de l'exploitation	217,1	162,9	161,7
- par part (de base)	3,16 $	2,84 $	2,91 $
Total de l'actif	2 163,6	1 172,7	1 109,6
Total de la dette	565,3	220,8	265,5

NOTATIONS DU CRÉDIT ET DE LA STABILITÉ

La notation du crédit vise à fournir aux épargnants une évaluation indépendante de la qualité du crédit d'une émission de titres et donne une indication de la probabilité de paiement ainsi que de la capacité et de la volonté d'une société de s'acquitter de ses engagements financiers conformément aux conditions d'une obligation. La notation de la stabilité vise à donner l'avis d'une agence de notation à l'égard de la stabilité et de la durabilité relatives du flux de distribution d'une fiducie de revenu comparativement à d'autres fiducies de revenu canadiennes notées.

S&P et DBRS sont des agences de notation qui attribuent des notes à la qualité du crédit. Les notes que les agences de notation attribuent aux titres de créance vont de AAA, la note la plus élevée, à D, la note la plus basse et les notes de stabilité qu'elles attribuent vont de SR-1 (S&P) / STA-1 (DBRS), la note la plus élevée, à SR-7 (S&P) / STA-7 (DBRS), la note la plus basse. S&P accorde également une notation d'entreprise qui va de AAA, la note la plus élevée, à D, la note la plus basse.

Le 17 janvier 2007, les billets à moyen terme émis par la Fiducie ont été notés BBB (faible) avec une tendance positive par DBRS. Le 12 novembre 2007, DBRS a placé la note de stabilité des billets à moyen terme et de la Fiducie « sous surveillance avec implications évolutives » après l'annonce selon laquelle AltaGas avait convenu d'acquérir la totalité des parts en circulation de Taylor. Cela a mis fin à la tendance positive de la note accordée aux billets à moyen terme le 19 décembre 2006.

Le 10 janvier 2008, après la clôture de l'acquisition de Taylor, DBRS a confirmé la note de BBB (faible) avec tendance stable accordée aux billets à moyen terme et la note de stabilité de STA-3 (moyen). Cela a mis fin à la « surveillance avec implications évolutives » des notes.

Le 10 juillet 2008, S&P a augmenté la perspective de sa note de BBB- de stable à positive qu'elle avait attribuée au crédit et à la dette de premier rang non garantie d'AltaGas. La dette de premier rang non garantie de la Fiducie et le crédit à long terme d'AltaGas ont été respectivement notés BBB- et BBB- par S&P. La Fiducie a reçu une note de stabilité de SR-3 de S&P.

Le 17 septembre 2008, DBRS a augmenté la tendance de sa note à moyen terme de BBB (faible) de stable à positive. DBRS a confirmé la note de stabilité de STA-3 (moyen) sur le crédit et la dette de premier rang non garantie d'AltaGas.

Selon l'échelle de notation de DBRS, les titres de créance notés BBB présentent une qualité de crédit acceptable. La protection de l'intérêt et du capital est jugée acceptable, mais l'entité est assez vulnérable aux revirements défavorables de la situation financière et de la conjoncture économique, ou il peut exister d'autres facteurs défavorables qui affaiblissent la vigueur de l'entité et de ses titres notés. Les catégories « élevé » ou « bas » servent à indiquer la situation relative dans une catégorie de notation en particulier. Une note de stabilité de STA-3 est considérée comme faisant état d'une bonne stabilité et durabilité des distributions par part. La note de stabilité est de plus divisée en haut, moyen et bas pour indiquer où la fiducie se situe au sein de la catégorie de notation. Sept aspects sont passés en revue et se voient attribuer le rang de supérieur, modéré ou faible pour établir la note de stabilité globale. Les aspects passés en revue sont les caractéristiques d'exploitation et de l'industrie, la qualité de l'actif, la souplesse financière, la diversification, la taille et la position au sein du marché, le promoteur et la gouvernance, et la croissance.

Selon l'échelle de notation S&P, un débiteur noté BBB est raisonnablement susceptible de respecter ses engagements financiers. Toutefois, des revirements négatifs de conjoncture ou de situation sont davantage susceptibles d'affaiblir la capacité du débiteur de respecter ses engagements financiers. Les notes AA à CCC peuvent être modifiées par l'ajout d'un signe « + » ou d'un signe « – » qui indique la situation relative dans les catégories de notations principales. Une note de stabilité de SR-3 indique que la Fiducie a un niveau élevé de stabilité des flux de trésorerie distribuables comparativement à d'autres fonds de revenu dans le marché canadien.

Les notations que les agences de notation attribuent aux billets ne constituent pas des recommandations d'acheter, de détenir ou de vendre des billets dans la mesure où ces notations ne se prononcent pas sur leur cours ou leur pertinence pour un épargnant particulier. Il n'y a aucune certitude qu'une notation sera maintenue pendant une période donnée ni qu'elle ne sera pas éventuellement révisée ou retirée complètement par une agence de notation si elle estime que les circonstances le justifient.

À l'exception de ce qui est indiqué ci-dessus, ni DBRS ni S&P n'ont annoncé qu'elles révisaient les notations de la Fiducie ni qu'elles avaient l'intention de les réviser ou de les retirer.

CONTRATS IMPORTANTS

À l'exception des contrats conclus dans le cours normal des activités, les seuls contrats importants que la Fiducie a conclus au cours du dernier exercice, ou qu'elle a conclus avant celui-ci mais qui sont toujours importants et en vigueur, sont les suivants :

- la déclaration de fiducie. Voir « Déclaration de fiducie et description des parts »;

- la convention relative aux billets du Holding Trust. Voir « Holding Trust – Billets du Holding Trust »;
- la convention d'administration. Voir « Gestion de la Fiducie – Convention d'administration »;
- la convention de délégation. Voir « Gestion de la Fiducie – Convention de délégation »;
- la convention de vote et d'échange fiduciaires. Voir « Déclaration de fiducie et description des parts – Parts à droit de vote spécial »;
- la convention unanime des actionnaires. Voir « Convention unanime des actionnaires »;
- la convention de soutien. Voir « Gestion de la Fiducie – Convention d'administration »;
- la convention de crédit relative à la facilité de crédit à terme renouvelable et prorogeable de 75 000 000 $. Il s'agit d'une facilité de lettre de crédit renouvelable et prorogeable de trois ans non garantie consentie par La Banque de Nouvelle-Écosse et venant à échéance le 30 septembre 2010. AltaGas peut emprunter jusqu'à 25,0 millions de dollars au moyen de prêts à taux préférentiel, de prêts à taux de base en dollars américains, de prêts au TIOL ou d'acceptations bancaires sur la facilité de lettre de crédit. Les emprunts sur la facilité sont assortis de frais et portent intérêt aux taux applicables à la nature du prélèvement effectué;
- la convention de crédit relative à la facilité de crédit à terme renouvelable et prorogeable, qui est passée de 300 000 000 $ à 375 000 000 $ en janvier 2008. Il s'agit d'une facilité de crédit de trois ans renouvelable et prorogeable non garantie consentie par la Banque Royale du Canada, la Banque Canadienne Impériale de Commerce, la Banque de Montréal, La Banque de Nouvelle-Écosse, les Alberta Treasury Branches et la Banque nationale du Canada et venant à échéance le 30 septembre 2010. Les emprunts sur la facilité peuvent être faits au moyen de prêts à taux préférentiel, de prêts à taux de base en dollars américains, de prêts au TIOL, d'acceptations bancaires ou de crédits documentaires. Les emprunts sur la facilité sont assortis de frais et portent intérêt aux taux applicables à la nature du prélèvement effectué;
- l'acte de fiducie intervenu entre la Fiducie et la Société de fiducie Computershare du Canada en date du 12 mai 2005 et relatif à l'émission et à la vente de débentures dans le cadre du programme de billets à moyen terme de la Fiducie;
- la facilité de crédit non garantie de 250 000 000 $ d'une durée de 18 mois, conclue en mars 2008 avec un consortium de banques à charte canadiennes. Les emprunts sur la facilité sont assortis de frais et portent intérêt aux taux applicables à la nature du prélèvement effectué. La facilité vient à échéance le 28 septembre 2009.

Un exemplaire de chacun de ces documents a été déposé sur SEDAR à l'adresse www.sedar.com.

Le 25 février 2009, AltaGas a annoncé qu'elle avait obtenu des engagements garantis pour une nouvelle facilité de crédit de 250 000 000 $ avec un consortium de banques à charte. La nouvelle facilité de crédit devrait être conclue dans la première semaine de mars 2009. AltaGas a annoncé qu'elle prévoyait l'utiliser pour rembourser la facilité de crédit de 250 000 000 $ actuelle, qui vient à échéance le 28 septembre 2009. Après sa conclusion, la nouvelle convention de crédit sera déposée sur SEDAR au www.sedar.com.

MEMBRES DE LA DIRECTION ET AUTRES PERSONNES INTÉRESSÉS DANS DES OPÉRATIONS IMPORTANTES

Le commandité et AltaGas ne sont au courant d'aucun intérêt important, direct ou indirect, d'un administrateur ou membre de la direction du commandité ou d'AltaGas Ltd., d'un administrateur ou membre de la direction d'une société qui est un initié ou une filiale de la Fiducie, ou d'un autre initié de la Fiducie, d'une personne qui a des liens avec une telle personne ou qui est membre de son groupe, dans une opération depuis le début des trois derniers exercices financiers terminés de la Fiducie, ou dans une opération proposée, qui ait eu ou qui puisse avoir une incidence importante sur la Fiducie ou l'une ou l'autre de ses filiales.

POURSUITES

AltaGas n'a pas connaissance de poursuites importantes mettant en cause la Fiducie, les membres de son groupe ou leurs biens.

INTÉRÊTS DES EXPERTS

Les vérificateurs de la Fiducie sont Ernst & Young s.r.l., comptables agréés, 1000, 440 – 2nd Ave. S.W., Calgary (Alberta) T2P 5E9. Ernst & Young s.r.l. sont indépendants au sens du code de déontologie de l'Institute of Chartered Accountants of Alberta.

INFORMATIONS SUPPLÉMENTAIRES

D'autres informations, y compris l'information sur la rémunération des membres de la direction et administrateurs et les prêts qui leur ont été consentis, les principaux porteurs des titres de la Fiducie, les options d'achat de titres de la Fiducie, de même que la participation des initiés dans des opérations importantes, le cas échéant, sont présentées dans la circulaire d'information 2009 de la Fiducie qui devrait être déposée vers le 20 mars 2009 en rapport avec l'assemblée annuelle et extraordinaire des actionnaires qui aura lieu le 21 avril 2009.

De l'information financière additionnelle se trouve dans les états financiers consolidés de la Fiducie pour l'exercice terminé le 31 décembre 2008 et le rapport de gestion contenus dans le rapport annuel 2008 de la Fiducie.

La société dépose couramment tous les documents requis par l'entremise du système SEDAR et sur son site Web. Les utilisateurs d'Internet peuvent obtenir ces documents sur le site Web de SEDAR à www.sedar.com. Le site Web de la Fiducie se trouve à www.altagas.ca mais le site Web de la Fiducie n'est pas intégré par renvoi dans la présente notice annuelle.

AGENTS DES TRANSFERTS ET AGENTS CHARGÉS DE LA TENUE DES REGISTRES

L'agent chargé de la tenue des registres et agent des transferts des parts de fiducie et des parts échangeables est Société de fiducie Computershare du Canada, 600, 530 – 8th Avenue S.W., Calgary (Alberta) T2P 3S8, tél. : 1 800 564-6253.

L'agent chargé de la tenue des registres et fiduciaire des billets à moyen terme de la Fiducie est Société de fiducie Computershare du Canada, 710, 530 – 8th Avenue S.W., Calgary (Alberta) T2P 3S8, tél. : 1 800 564 6253.

DATE DE PRISE D'EFFET

À moins d'indication contraire des présentes, l'information contenue dans la présente notice annuelle est donnée en date du 31 décembre 2008.

ANNEXE A : MANDAT DU COMITÉ DE VÉRIFICATION

I. Constitution

Le conseil d'administration (le « conseil ») d'AltaGas General Partner Inc. (le « commandité » ou la « Société ») a, conformément à la convention de délégation intervenue entre la Fiducie, le commandité et le fiduciaire, mis sur pied un comité de vérification (le « comité ») devant servir comme comité de vérification de la Fiducie. Le comité se conforme aux lignes directrices sur la gouvernance d'entreprise de la Bourse de Toronto (la « TSX ») et à toute autorité de réglementation ou législative compétente à l'égard de la Fiducie.

Le comité supervise la vérification des dossiers financiers de la Fiducie et veille à l'efficacité et au caractère adéquat de ses politiques et procédures concernant la présentation de l'information financière de la Fiducie, sa comptabilité interne, ses contrôles financiers, son information de gestion et la gestion du risque.

II. Composition

Après chaque assemblée annuelle des porteurs de parts de la Fiducie, le conseil élit parmi ses membres au moins trois (3) administrateurs devant siéger au comité (les « membres »). Les membres et le président du comité sont nommés et élus par le conseil. Chaque membre du comité de vérification doit :

- être administrateur de la Société;
- être indépendant;
- posséder des compétences financières.

Aucun membre du comité n'est membre de la direction ou employé de la Société, ni d'une autre filiale de la Fiducie, ni d'un membre du même groupe que la Fiducie. Tout membre peut être révoqué ou remplacé à tout moment par le conseil et cesse d'être membre dès qu'il cesse d'être administrateur de la Société. Chaque membre demeure en fonction jusqu'à ce qu'il démissionne ou soit remplacé, selon la première à survenir de ces éventualités.

Le conseil nommera un membre comme président du comité chaque année.

Le secrétaire général d'AltaGas Ltd. est le secrétaire du comité, à moins de décision contraire du comité.

III. Réunions

Le comité doit se réunir au moins quatre fois par année aux dates, heures et endroits qu'indique son président ou dès qu'une réunion est demandée par un membre, par le conseil ou par un membre de la direction de la Société ou d'AltaGas Ltd. Un avis précédant d'au moins vingt-quatre (24) heures chaque réunion ainsi qu'un exemplaire de l'ordre du jour proposé doivent être donnés à chaque membre. Le secrétaire général et les membres de la direction doivent assister aux réunions dès qu'un membre le demande.

Une réunion du comité est dûment convoquée si deux membres sont présents. Lorsque les membres y consentent et qu'un préavis a été donné en bonne et due forme ou a fait l'objet d'une renonciation, les membres du comité peuvent participer à une réunion du comité au moyen de communications téléphoniques, électroniques ou autres permettant à toutes les personnes participant à la réunion de communiquer adéquatement entre elles, et un membre participant à une telle réunion par de tels moyens est réputé être présent à cette réunion.

En l'absence du président du comité, les membres peuvent choisir l'un d'entre eux pour présider la réunion.

Les vérificateurs externes doivent recevoir un avis écrit de chaque réunion du comité et avoir la possibilité d'y assister.

Le comité de vérification se réunira à huis clos avec la direction, les vérificateurs internes et les vérificateurs externes comme les membres peuvent le juger opportun.

Le secrétaire général ou une personne désignée par le secrétaire général tient le procès-verbal de toutes les réunions du comité.

IV. Fonctions et responsabilités

Le comité doit, comme le permettent et comme l'exigent la *Loi canadienne sur les sociétés par actions*, la convention de délégation, les statuts et règlements administratifs de la Société et les autorités compétentes, apprécier périodiquement le

caractère adéquat des procédures de communication au public de l'information financière et examiner au nom du conseil et faire rapport au conseil sur les résultats de son examen et sa recommandation concernant toutes les questions importantes concernant la présentation de l'information financière et la vérification, notamment en ce qui a trait aux principaux sujets suivants :

a) les états financiers, y compris le rapport de gestion;

b) les rapports aux porteurs de parts et autres personnes;

c) les communiqués de presse annuels et périodiques concernant les résultats financiers;

d) les contrôles internes;

e) la vérification et l'examen des états financiers de la Fiducie et de ses filiales;

f) les dépôts auprès des autorités de réglementation en valeurs mobilières;

g) l'examen et l'approbation des politiques d'engagement de l'émetteur à l'égard des associés, des salariés et anciens associés et salariés des vérificateurs externes;

h) l'approbation préalable des travaux non liés à la vérification entrepris par les vérificateurs externes;

i) la politique de présentation d'irrégularités en matière de comptabilité et de vérification;

j) la gestion des risques liés aux marchandises et les politiques à ce sujet.

Le comité doit veiller à établir des procédures adéquates concernant la réception, la conservation et le traitement des plaintes et concernant l'envoi confidentiel, sous le couvert de l'anonymat, par les salariés de préoccupations touchant des points discutables en matière de comptabilité, de contrôle comptable interne ou de vérification.

Tous les membres du conseil seront tenus informés des activités du comité par un rapport présenté à chaque réunion régulière du conseil.

Le comité examinera la pertinence et l'adéquation du présent mandat au moins une fois par année et fera des recommandations au comité de gouvernance du conseil.

V. Vérificateurs externes

Le comité de vérification recommande la nomination des vérificateurs externes chaque année. Une fois nommés par les porteurs de parts, les vérificateurs externes relèvent directement du comité de vérification.

Le comité de vérification approuve préalablement tous les services non liés à la vérification fournis par les vérificateurs externes et est directement responsable de la surveillance des travaux des vérificateurs externes engagés pour établir ou délivrer un rapport de vérification ou rendre d'autres services de vérification, d'examen ou d'attestation, y compris la résolution de désaccords entre les vérificateurs externes et la direction.

VI. Relations avec la direction

Le comité veillera à coordonner ses activités avec le chef des finances en matière de vérification et d'information financière et :

- se réunira régulièrement avec la direction pour discuter des préoccupations de cet ordre;
- examinera et appréciera la qualité des membres de la direction participant au processus de présentation de l'information financière; et
- veillera à ce que la direction fournisse suffisamment de fonds au comité pour qu'il puisse engager et rémunérer de façon indépendante les vérificateurs et des conseillers.

VII. Calendrier du comité

Les principales activités du comité seront énoncées dans un calendrier annuel.

AltaGas Income Trust
1700, 355 – 4th Avenue S.W.
Calgary (Alberta) T2P 0J1
Tél. : 403 691-7575
Téléc. : 403 691-7576
www.altagas.ca

SEC File # 82-34911

RECEIVED
2009 JUN -4 A 1:27

AltaGas

ALTAGAS INCOME TRUST

Avis de convocation à l'assemblée

et

circulaire d'information de la direction

relativement à

L'ASSEMBLÉE ANNUELLE ET EXTRAORDINAIRE DES PORTEURS DE PARTS

qui aura lieu le 21 avril 2009

Le 3 mars 2009

AltaGas

ALTAGAS INCOME TRUST

Le 3 mars 2009

À l'intention des porteurs de parts

Veuillez accepter la présente comme une invitation personnelle à venir assister à l'assemblée annuelle et extraordinaire des porteurs de parts d'AltaGas Income Trust (la « **Fiducie** ») qui aura lieu le mardi 21 avril 2009 à 15 h (heure de Calgary) au Metropolitan Centre, 333 - 4th Avenue S.W., Calgary (Alberta).

Les points à l'ordre du jour officiels de l'assemblée, ainsi que l'information concernant la rémunération des membres de la haute direction de la Fiducie et l'approche en matière de gouvernance, sont plus amplement décrits dans l'avis de convocation à l'assemblée et la circulaire d'information de la direction qui accompagnent la présente lettre. Outre les points à l'ordre du jour officiels, je vous entretiendrai sommairement des résultats de la Fiducie pour l'exercice terminé le 31 décembre 2008 et la stratégie de la Fiducie pour les années à venir. L'assemblée vous permet aussi de rencontrer les membres du conseil d'administration d'AltaGas General Partner Inc. et les membres de la haute direction d'AltaGas Ltd.

Si vous ne pouvez être présent à l'assemblée, je vous invite à remplir le formulaire de procuration ci-joint ou, le cas échéant, le formulaire de demande d'instructions de vote, et à le renvoyer dans le délai indiqué, afin que votre vote soit comptabilisé à l'assemblée. Vous pouvez par ailleurs écouter une diffusion Web en direct, qui sera accessible sur le site Web de la Fiducie au www.altagas.ca à compter de 15 h (heure de Calgary) le mardi 21 avril 2009. Toutefois, vous ne pourrez pas y voter ni y participer.

Le rapport annuel de 2008 renferme de l'information concernant les résultats financiers et résultats d'exploitation consolidés de la Fiducie pour l'exercice terminé le 31 décembre 2008. Vous trouverez également de l'information supplémentaire sur le site Web de la Fiducie au www.altagas.ca.

Je suis reconnaissant de votre appui inconditionnel à la Fiducie et je me réjouis à la perspective de vous rencontrer à l'assemblée.

Veuillez agréer l'expression de mes sentiments les meilleurs.

ALTAGAS INCOME TRUST, par son administrateur,
ALTAGAS LTD.

Le président du conseil et chef de la direction,
(signé) « ***David W. Cornhill*** »
David W. Cornhill

AltaGas

ALTAGAS INCOME TRUST

AVIS DE CONVOCATION À L'ASSEMBLÉE ANNUELLE ET EXTRAORDINAIRE DES PORTEURS DE PARTS QUI AURA LIEU LE 21 AVRIL 2009

VOUS ÊTES PAR LES PRÉSENTES AVISÉ que l'assemblée annuelle et extraordinaire (l'« **assemblée** ») des porteurs (« **porteurs de parts** ») de parts de fiducie (« **parts de fiducie** ») d'AltaGas Income Trust (la « **Fiducie** ») aura lieu au Metropolitan Centre, 333 - 4th Avenue S.W., Calgary (Alberta) le mardi 21 avril 2009 à 15 h (heure de Calgary) aux fins suivantes :

1. recevoir le rapport annuel des administrateurs d'AltaGas General Partner Inc. (le « **commandité** »), pour le compte de la Fiducie, aux porteurs de parts et les états financiers consolidés de la Fiducie pour l'exercice terminé le 31 décembre 2008, ainsi que le rapport des vérificateurs s'y rapportant;

2. établir le nombre d'administrateurs du commandité, examiner les candidatures à l'élection aux postes d'administrateur du commandité et enjoindre à Société de fiducie Computershare du Canada, en qualité de fiduciaire de la Fiducie, de veiller à l'élection des administrateurs du commandité;

3. nommer Ernst & Young s.r.l. à titre de vérificateurs de la Fiducie et autoriser les administrateurs du commandité à fixer la rémunération de Ernst & Young s.r.l. en cette qualité;

4. examiner et, s'il est jugé souhaitable de le faire, adopter une résolution ordinaire, dont le texte est reproduit dans la circulaire d'information de la direction ci-jointe de la Fiducie datée du 3 mars 2009 (la « **circulaire** »), approuvant la totalité des options non attribuées visant l'acquisition de parts de fiducie aux termes du régime d'options d'achat de parts de fiducie de la Fiducie;

5. examiner et, s'il est jugé souhaitable de le faire, adopter une résolution ordinaire approuvant une modification au régime d'options d'achat de parts de fiducie de la Fiducie dont l'objectif est de limiter le nombre d'options pouvant être émises à des administrateurs non salariés à un pour cent (1 %) des parts de fiducie alors émises et en circulation, y compris les parts de société en commandite échangeables, et de limiter la valeur de ces options à 100 000 $ pour chaque exercice;

6. examiner et, s'il est jugé souhaitable de le faire, adopter une résolution ordinaire, dont le texte est reproduit à l'annexe B de la circulaire, approuvant des modifications aux dispositions modificatives du régime d'options d'achat de parts de fiducie de la Fiducie;

7. examiner toute autre question dont l'assemblée ou toute reprise de celle-ci peut être valablement saisie.

Les points à l'ordre du jour à l'assemblée sont plus amplement décrits dans la circulaire qui accompagne le présent avis et qui en fait expressément partie.

FAIT à Calgary (Alberta) le 3 mars 2009.

PAR ORDRE DU CONSEIL D'ADMINISTRATION d'ALTAGAS GENERAL PARTNER INC., pour le compte d'ALTAGAS INCOME TRUST

Le président du conseil et chef de la direction,

(signé) « ***David W. Cornhill*** »
David W. Cornhill

Les porteurs de parts inscrits à la fermeture des bureaux le 26 février 2009 (la « date de clôture des registres ») recevront l'avis de convocation à l'assemblée et auront le droit d'assister et de voter à l'assemblée. Aucun porteur de parts qui devient un porteur de parts après la date de clôture des registres n'aura le droit d'assister et de voter à l'assemblée.

Le porteur de parts qui ne peut être présent à l'assemblée est prié de remplir et de signer le formulaire de procuration ci-joint et de le renvoyer par la poste à Société de fiducie Computershare du Canada, au 100 University Avenue, 9th Floor, Toronto (Ontario) M5J 2Y1 (ou de l'envoyer par messager ou de le remettre en mains propres à Société de fiducie Computershare du Canada, à son bureau de Calgary au 530 – 8th Avenue S.W., bureau 600, Calgary (Alberta) T2P 3S8). Le formulaire de procuration ne sera valide et ne pourra servir à l'assemblée que s'il est reçu au plus tard à 15 h (heure de Calgary) le deuxième jour ouvrable qui précède la date de l'assemblée ou de toute reprise de celle-ci, ou déposé auprès du président de l'assemblée avant l'ouverture de l'assemblée.

Les porteurs de parts de société en commandite de catégorie B (les « parts B de LP1 ») du capital d'AltaGas Holding Limited Partnership No. 1 inscrits à la fermeture des bureaux à la date de clôture des registres auront le droit de recevoir l'avis de convocation à l'assemblée et d'assister et de voter à celle-ci.

Les porteurs de parts B de LP1 qui ne peuvent être présents à l'assemblée sont priés de remplir et de signer le formulaire de demande d'instructions de vote ci-joint et de le renvoyer par la poste à Société de fiducie Computershare du Canada, au 100 University Avenue, 9th Floor, Toronto (Ontario) M5J 2Y1 (ou de l'envoyer par messager ou de le remettre en mains propres à Société de fiducie Computershare du Canada, à son bureau de Calgary au 530 – 8th Avenue S.W., bureau 600, Calgary (Alberta) T2P 3S8). Le formulaire de demande d'instructions de vote ne sera valide et ne pourra servir à l'assemblée que s'il est reçu au plus tard à 15 h (heure de Calgary) le deuxième jour ouvrable qui précède la date de l'assemblée ou de toute reprise de celle-ci, ou déposé auprès du président de l'assemblée avant l'ouverture de l'assemblée.

TABLE DES MATIÈRES

SEC File # 82-34911

AltaGas

ALTAGAS INCOME TRUST

CIRCULAIRE D'INFORMATION DE LA DIRECTION

INFORMATION GÉNÉRALE RELATIVE AUX PROCURATIONS

Sollicitation de procurations

La présente circulaire d'information de la direction (la « circulaire d'information ») est distribuée dans le cadre de la sollicitation de procurations pour le compte de Société de fiducie Computershare du Canada (le « fiduciaire ») en sa qualité de fiduciaire d'AltaGas Income Trust (la « Fiducie ») par AltaGas General Partner Inc. (le « commandité »), le délégué du fiduciaire, devant servir à l'assemblée annuelle et extraordinaire (l'« assemblée ») des porteurs (les « porteurs de parts ») des parts de fiducie (les « parts de fiducie ») de la Fiducie qui aura lieu au Metropolitan Centre, 333 - 4th Avenue S.W., Calgary (Alberta) le mardi 21 avril 2009 à 15 h (heure de Calgary) ou à toute reprise de celle-ci aux fins indiquées dans l'avis de convocation à l'assemblée ci-joint (l'« avis de convocation »). Même s'il est prévu que la sollicitation de procurations se fera principalement par la poste, des salariés permanents d'AltaGas Ltd. (« **AltaGas** ») peuvent également solliciter des procurations en personne ou par téléphone, par télécopieur ou par courriel. Conformément au *Règlement 54-101 sur la communication avec les propriétaires véritables des titres d'un émetteur assujetti*, des dispositions ont été prises auprès d'organismes de compensation, de courtiers en valeurs et autres intermédiaires financiers pour l'envoi de la documentation relative à la sollicitation de procurations aux propriétaires véritables de parts de fiducie et de parts échangeables (au sens donné ci-après). Le coût de la sollicitation sera à la charge de la Fiducie. Sauf indication expresse contraire, l'information contenue aux présentes est donnée en date des présentes.

Le fiduciaire chargé du vote et de l'échange (au sens donné ci-après) a envoyé un exemplaire de l'avis de convocation aux porteurs de parts échangeables, de même que des exemplaires de la présente circulaire d'information et de la documentation relative à l'assemblée et de l'information quant à la manière dont le porteur peut enjoindre au fiduciaire chargé du vote et de l'échange d'exercer les droits de vote rattachés à la part à droit de vote spéciale (au sens donné ci-après). Selon le cas, par « porteurs de parts » aux présentes, on entend les porteurs de parts de fiducie et le fiduciaire chargé du vote et de l'échange, en qualité de porteur de la part à droit de vote spéciale.

À moins que le contexte ne s'y oppose, les termes et expressions clés utilisés dans la présente circulaire d'information s'entendent au sens de la déclaration de fiducie intervenue en date du 26 mars 2004 entre le porteur de parts initial et le fiduciaire, dans sa version modifiée par une première convention complémentaire intervenue en date du 30 avril 2004 (la déclaration de fiducie, dans sa version modifiée, étant appelée aux présentes la « **déclaration de fiducie** »). Les porteurs de parts peuvent obtenir un exemplaire de la déclaration de fiducie en s'adressant au siège social d'AltaGas, moyennant des frais de reproduction raisonnables, ou en consultant le profil de la Fiducie sur le site www.sedar.com.

Nomination des fondés de pouvoir

Les porteurs de parts qui souhaitent exercer les droits de vote rattachés à leurs parts de fiducie doivent remplir et signer le formulaire de procuration ci-joint et le renvoyer par la poste à l'agent des transferts et agent chargé de la tenue des registres de la Fiducie, Société de fiducie Computershare du Canada (« **Computershare** »), au 100 University Avenue, 9th Floor, Toronto (Ontario) M5J 2Y1, à l'attention du Service des procurations (ou l'envoyer par messager ou le remettre en mains propres à Computershare, à son bureau de Calgary au 530 – 8th Avenue S.W., bureau 600, Calgary (Alberta) T2P 3S8). Le formulaire de procuration ne sera valide et ne pourra servir à l'assemblée que s'il est reçu au plus tard à 15 h (heure de Calgary) le deuxième jour ouvrable qui précède la date de l'assemblée ou de toute reprise de celle-ci, ou déposé auprès du président de l'assemblée avant l'ouverture de l'assemblée. Par résolution du conseil d'administration du commandité (le « **conseil d'administration** »), la date de clôture des registres aux fins de l'assemblée a été fixée au 26 février 2009 (la « **date de clôture des registres** »). Seuls les porteurs de parts inscrits à la fermeture des bureaux à la date de clôture des registres recevront l'avis de

convocation à l'assemblée et auront le droit d'assister et de voter à celle-ci. Un porteur de parts inscrit à la date de clôture des registres aura le droit d'exercer les droits de vote rattachés aux parts de fiducie inscrites dans la liste des porteurs de parts habiles à voter à l'assemblée dressée à la date de clôture des registres, même si le porteur de parts a ultérieurement aliéné ses parts de fiducie. Aucun porteur de parts qui devient un porteur de parts après la date de clôture des registres n'a le droit d'assister ou de voter à l'assemblée ou à toute reprise de celle-ci.

La nomination d'un fondé de pouvoir doit être faite au moyen d'un document écrit et signé par le porteur de parts ou son représentant autorisé par écrit ou, si le porteur de parts est une société, d'un document écrit portant le sceau de la société ou signé par un membre de la direction ou son représentant dûment autorisé.

Le porteur de parts qui soumet un formulaire de procuration a le droit de désigner une autre personne (qui n'est pas tenue d'être un porteur de parts) pour le représenter à l'assemblée que les personnes désignées sur le formulaire de procuration fourni pour le compte du fiduciaire par le commandité. Pour exercer ce droit, il doit inscrire lisiblement le nom de son fondé de pouvoir dans l'espace prévu à cette fin. Le porteur de parts doit par ailleurs aviser son fondé de pouvoir de sa nomination, obtenir son consentement d'agir en qualité de fondé de pouvoir et lui donner des directives quant à la manière d'exercer les droits de vote rattachés à ses parts de fiducie.

Les porteurs de parts échangeables qui désirent voter à l'assemblée doivent remplir et renvoyer leurs instructions de vote de la manière indiquée sur le formulaire de demande d'instructions de vote fourni par le fiduciaire chargé du vote et de l'échange avec la présente circulaire d'information. Ces instructions peuvent être envoyées par la poste à Computershare, au 100 University Avenue, 9th Floor, Toronto (Ontario) M5J 2Y1, à l'attention du Service des procurations (ou envoyées par messager ou remises en mains propres à Computershare, à son bureau de Calgary au 530 – 8th Avenue S.W., bureau 600, Calgary (Alberta) T2P 3S8). Ces instructions ne seront valides que si elles parviennent au fiduciaire chargé du vote et de l'échange au plus tard à 15 h (heure de Calgary) le deuxième jour ouvrable qui précède la date de l'assemblée ou de toute reprise de celle-ci, ou si elles sont déposées auprès du président de l'assemble avant l'ouverture de l'assemblée.

Seuls les porteurs de titres échangeables inscrits à la fermeture des bureaux à la date de clôture des registres ont le droit de recevoir l'avis de convocation et de donner des instructions au fiduciaire chargé du vote et de l'échange quant à l'exercice des droits de vote à l'assemblée. Les porteurs de parts échangeables inscrits à la date de clôture des registres auront le droit de donner des instructions quant à l'exercice des droits de vote rattachés à la part à droit de vote spéciale jusqu'à concurrence des droits de vote rattachés aux parts échangeables figurant sur la ou les listes de ces porteurs dressées à la date de clôture des registres, même si ces porteurs peuvent avoir ultérieurement aliéné ces parts échangeables.

Révocation des procurations

Le porteur de parts qui a remis un formulaire de procuration conformément aux présentes peut le révoquer à tout moment avant qu'il ne soit utilisé. Si la personne qui a donné une procuration assiste en personne à l'assemblée à laquelle cette procuration doit être utilisée, elle peut la révoquer et voter en personne. Outre la révocation de quelque autre manière permise par la loi, une procuration peut être révoquée au moyen d'un document écrit signé par le porteur de parts ou son représentant ou mandataire autorisé et déposée soit au bureau de Computershare au 530 – 8th Avenue S.W., bureau 600, Calgary (Alberta) T2P 3S8 à tout moment jusqu'à 15 h (heure de Calgary) le dernier jour ouvrable qui précède la date de l'assemblée, ou de toute reprise de celle-ci, soit auprès du président de l'assemblée le jour de l'assemblée ou de toute reprise de celle-ci, dans l'un et l'autre cas avant l'ouverture de l'assemblée, la procuration étant révoquée dès le dépôt de ce document écrit.

Un porteur de parts échangeables qui a remis des instructions au fiduciaire chargé du vote et de l'échange quant à l'exercice des droits de vote rattachés à la part à droit de vote spéciale peut révoquer ces instructions à tout moment avant leur exécution. Outre la révocation de quelque autre manière permise par la loi, les instructions de vote données au fiduciaire chargé du vote et de l'échange peuvent être révoquées au moyen d'un document écrit signé par le porteur de parts échangeables ou par son représentant ou mandataire autorisé et déposé auprès du fiduciaire chargé du vote et de l'échange au 530 – 8th Avenue S.W., bureau 600, Calgary (Alberta) T2P 3S8 à tout moment jusqu'à 15 h (heure de Calgary) le dernier jour ouvrable qui précède la date de l'assemblée, ou toute reprise de celle-ci, ou auprès du président de l'assemblée le jour de l'assemblée ou de toute reprise de celle-ci, dans l'un et l'autre cas avant l'ouverture de l'assemblée, les instructions de vote étant révoquées dès le dépôt de ce document écrit.

Exercice du pouvoir discrétionnaire conféré par la procuration

Les droits de vote rattachés aux parts de fiducie représentées par la procuration seront exercés lors de tout scrutin à l'assemblée et, lorsque le porteur de parts indique un choix quant à une question mise aux voix de l'assemblée, les droits de vote rattachés à ces parts de fiducie seront exercés ou feront l'objet d'une abstention de vote lors de tout scrutin conformément au choix du porteur de parts. **À défaut d'indication, les droits de vote rattachés à ces parts de fiducie seront exercés en faveur des résolutions proposées aux présentes. Les personnes nommées sur le formulaire de procuration fourni pour le compte du fiduciaire par le commandité sont investies d'un pouvoir discrétionnaire à l'égard des modifications aux questions indiquées dans la procuration et l'avis de convocation et à l'égard de toute autre question dont l'assemblée peut être dûment saisie. Au moment de la mise à la poste de la présente circulaire d'information, ni le fiduciaire ni le commandité n'avait connaissance de toute pareille modification ou autre question.**

Chaque porteur d'une part échangeable à la date de clôture des registres a le droit d'enjoindre au fiduciaire chargé du vote et de l'échange d'exercer la tranche du nombre équivalent de voix (au sens donné ci-après) rattachées à la part à droit de vote spéciale correspondant aux parts échangeables que détient ce porteur. Ce porteur a par ailleurs le droit d'enjoindre au fiduciaire chargé du vote et de l'échange de donner à ce porteur ou à son représentant une procuration lui permettant d'exercer personnellement ces droits de vote ou à un mandataire désigné ou à un autre représentant du commandité. **Le fiduciaire chargé du vote et de l'échange n'exercera chacun des droits de vote rattachés à la part à droit de vote spéciale que conformément à la directive du porteur d'une part échangeable et, à défaut de directives d'un porteur quant à l'exercice des droits de vote, s'abstiendra de les exercer.**

Avis aux porteurs véritables de parts de fiducie

Étant donné le grand nombre de porteurs de parts qui ne détiennent pas leurs parts de fiducie en leur propre nom, l'information qui suit revêt une grande importance pour de nombreux porteurs de parts. Les porteurs de parts qui ne détiennent pas leurs parts de fiducie en leur propre nom (les « **porteurs de parts véritables** ») doivent savoir que seules les procurations déposées par des porteurs de parts dont les noms figurent au registre de la Fiducie en tant que porteurs inscrits de parts de fiducie peuvent être reconnues et exercées à l'assemblée ou à toute reprise de celle-ci. Si les parts de fiducie sont inscrites dans un relevé de compte fourni au porteur de parts par un courtier en valeurs, ces parts de fiducie ne seront alors pas, dans la plupart des cas, immatriculées au nom du porteur de parts dans les registres de la Fiducie. Ces parts de fiducie seront plutôt immatriculées au nom du courtier ou d'un mandataire du courtier du porteur de parts. Au Canada, la très grande majorité de ces parts de fiducie sont immatriculées au nom de CDS & Co. (le nom d'immatriculation des Services de dépôt et de compensation CDS inc., qui agit en qualité de prête-nom pour bon nombre d'entreprises de courtage canadiennes). Les droits de vote rattachés aux parts de fiducie détenues par des courtiers en valeurs ou leur prête-nom ne peuvent être exercés (pour ou contre des résolutions) que sur les directives du porteur de parts véritable. À défaut de directives précises, il est interdit au courtier en valeurs ou à son prête-nom d'exercer les droits de vote rattachés aux parts de fiducie pour leurs clients. La Fiducie n'a connaissance d'aucune personne pour le compte de laquelle sont détenues les parts de fiducie immatriculées au nom de CDS & Co., un courtier en valeurs ou un autre prête-nom.

Aux termes de la réglementation applicable, les intermédiaires (notamment un courtier en valeurs ou un autre prête-nom) doivent solliciter des instructions de vote auprès des porteurs de parts véritables avant les assemblées de porteurs de parts. Chaque intermédiaire ou courtier en valeurs a ses propres procédures de mise à la poste et fournit ses propres directives de retour aux clients, directives que les porteurs de parts véritables doivent suivre rigoureusement pour que les droits de vote rattachés à leurs parts de fiducie soient exercés à l'assemblée ou à toute reprise de celle-ci. Le formulaire de procuration remis à un porteur de parts véritable par son courtier est souvent identique au formulaire de procuration fourni aux porteurs de parts inscrits; il ne vise, toutefois, qu'à donner des instructions aux porteurs de parts inscrits quant à la manière de voter au nom du porteur de parts véritable. Le porteur de parts véritable qui souhaite assister en personne et voter à l'assemblée doit se faire désigner comme son propre représentant à l'assemblée conformément aux directives de son intermédiaire. La majorité des courtiers en valeurs délèguent actuellement la responsabilité d'obtenir les instructions des clients à Broadridge Financial Solutions, Inc. (« **Broadridge** »). Broadridge poste généralement un formulaire de demande d'instructions de vote numérisable au lieu du formulaire de procuration. Le porteur véritable est prié de remplir et de renvoyer le formulaire de demande d'instructions de vote à Broadridge par la poste ou par télécopieur. Le porteur de parts véritable peut par ailleurs composer un numéro de téléphone sans frais et exercer les droits de vote rattachés aux parts de fiducie qu'il détient, ou encore donner ses instructions de vote par l'intermédiaire du site Web réservé aux

votes de Broadridge au www.proxyvotecanada.com. Broadridge compile ensuite les résultats de toutes les instructions reçues et donne des directives conformes quant à l'exercice des droits de vote rattachés aux parts de fiducie qui seront représentées à l'assemblée ou à toute reprise de celle-ci. Le porteur de parts véritable qui reçoit un formulaire de demande d'instructions de vote ne peut s'en servir pour exercer les droits de vote rattachés à ses parts de fiducie directement à l'assemblée ou à toute reprise de celle-ci, ce formulaire de demande d'instructions de vote devant être renvoyé conformément aux directives de Broadridge bien avant l'assemblée ou toute reprise de celle-ci, selon le cas, pour que les droits de vote rattachés aux parts de fiducie soient exercés.

TITRES COMPORTANT DROIT DE VOTE ET PRINCIPAUX PORTEURS DE CEUX-CI

Parts de fiducie

La Fiducie est autorisée à émettre un nombre illimité de parts de fiducie. À la date de clôture des registres, 76 283 955 parts de fiducie étaient émises et en circulation. Les porteurs de parts inscrits ont le droit de recevoir l'avis de convocation et d'assister à l'assemblée, en personne ou par procuration, et d'exprimer une voix par part de fiducie détenue lors de tout scrutin à l'assemblée. Le vote sur une question dont l'assemblée peut être saisie qui doit être approuvée par voie de résolution spéciale doit être mené par scrutin.

Lorsqu'une part de fiducie est détenue conjointement par plusieurs personnes, l'une d'elles peut voter à l'assemblée en personne ou par procuration à l'égard de cette part de fiducie, mais si plus d'une d'elles est présente à l'assemblée en personne ou par procuration, et que ces propriétaires conjoints ou leurs fondés de pouvoir alors présents ne s'entendent pas quant à l'exercice des droits de vote, ce vote censé être fait par un porteur de parts ou pour son compte est réputé valide, à moins qu'il ne soit contesté au plus tard au moment où il est exercé, le fardeau de la preuve d'invalidité reposant sur celui qui s'y oppose.

Parts échangeables

Conformément à une convention de fiducie relative au vote et à l'échange intervenue en date du 1er mai 2004 (la « **convention de fiducie relative au vote et à l'échange** ») entre la Fiducie, AltaGas Holding Limited Partnership No. 1 (« **AltaGas LP1** »), AltaGas Holding Limited Partnership No. 2 (« **AltaGas LP2** ») et Société de fiducie Computershare du Canada, en sa qualité de fiduciaire chargé du vote et de l'échange (le « **fiduciaire chargé du vote et de l'échange** »), la Fiducie a émis une part à droit de vote spéciale (la « **part à droit de vote spéciale** ») au fiduciaire chargé du vote et de l'échange pour le bénéfice des porteurs (sauf la Fiducie et les membres de son groupe) de parts de société en commandite de catégorie B d'AltaGas LP1 (les « **parts B de LP1** ») et de parts de société en commandite de catégorie B d'AltaGas LP2 (les « **parts B de LP2** » qui, collectivement avec les parts B de LP1, sont appelées les « **parts échangeables** »). La part à droit de vote spéciale confère un nombre de voix pouvant être exercées à l'assemblée correspondant au produit du nombre de parts échangeables en circulation à la date de clôture des registres multiplié par le nombre de voix que confère une part de fiducie à son porteur (le « **nombre équivalent de voix** »).

À la date de clôture des registres, AltaGas LP1 comptait 2 121 053 parts B de LP1 émises et en circulation échangeables globalement contre 2 121 053 parts de fiducie. À la date de clôture des registres, AltaGas LP2 ne comptait aucune part B de LP2 émise et en circulation.

Principaux porteurs des parts de fiducie et des parts échangeables

À la connaissance du conseil d'administration et des membres de la haute direction d'AltaGas, aucune personne physique ou morale, directement ou indirectement, n'est propriétaire véritable de parts de fiducie ou de parts échangeables conférant globalement 10 % ou plus des droits de vote rattachés à la totalité des parts de fiducie et à la part à droit de vote spéciale émises et en circulation, ni n'exerce un contrôle ou une emprise sur un tel pourcentage.

QUORUM À L'ASSEMBLÉE

À l'assemblée, le quorum est constitué d'au moins deux personnes assistant à l'assemblée ou y étant représentées par procuration et représentant au total au moins 5 % des droits de vote se rattachant à toutes les parts

de fiducie et à la part à droit de vote spéciale émises et en circulation. Si le quorum n'est pas atteint à l'assemblée dans les 30 minutes qui suivent l'heure fixée pour la tenue de l'assemblée, l'assemblée est ajournée d'au moins sept jours à l'endroit et à l'heure que le président de l'assemblée peut fixer. À cette assemblée de reprise, les porteurs de parts présents soit en personne, soit par procuration, constituent le quorum.

MAJORITÉ REQUISE AUX FINS DE L'APPROBATION

Les résolutions précises que les porteurs de parts seront priés d'approuver à l'assemblée comprennent des résolutions concernant l'élection des administrateurs du commandité, la nomination des vérificateurs de la Fiducie, l'approbation d'options d'achat de parts de fiducie non attribuées aux termes du régime d'options d'achat de parts de fiducie (au sens donné ci-après) et les modifications du régime d'options d'achat de parts de fiducie.

Les résolutions susmentionnées ne prendront effet que si elles sont approuvées à plus de la majorité de 50 % des voix exprimées à l'égard de ces résolutions par les porteurs de parts, ou pour leur compte, qui assistent à l'assemblée ou y sont représentés par procuration.

POINTS À L'ORDRE DU JOUR DE L'ASSEMBLÉE

États financiers

À l'assemblée, les états financiers consolidés de la Fiducie pour l'exercice terminé le 31 décembre 2008 et le rapport des vérificateurs s'y rapportant seront présentés. Ces états financiers consolidés et le rapport de gestion s'y rapportant sont inclus dans le rapport annuel 2008 de la Fiducie.

Élection des administrateurs

Le conseil d'administration se compose actuellement de neuf administrateurs, tous élus chaque année. Il est proposé de fixer à neuf le nombre de candidats à l'élection au conseil d'administration du commandité et d'enjoindre au fiduciaire de veiller à ce que les personnes nommées ci-après soient élues administrateurs du commandité.

Les neuf candidats suivants sont proposés par le commandité pour le compte du fiduciaire en tant que candidats à l'élection aux postes d'administrateur du commandité pour un mandat se terminant à la prochaine assemblée annuelle des porteurs de parts ou jusqu'à ce que leurs successeurs soient dûment élus ou nommés :

David W. Cornhill
Allan L. Edgeworth
Hugh A. Fergusson
Denis C. Fonteyne
Daryl H. Gilbert
Robert B. Hodgins
Myron F. Kanik
David F. Mackie
M. Neil McCrank

En cas de vacance dans la liste de ces candidats du fait que l'un d'eux ne peut ou ne souhaite pas agir en cette qualité, le pouvoir discrétionnaire que confèrent les procurations sera exercé afin de permettre au fiduciaire de voter pour l'élection d'une ou d'autres personnes nommées par le commandité pour le compte du fiduciaire. Le tableau qui suit donne les noms des candidats à l'élection aux postes d'administrateur, leur lieu de résidence, leur âge, leur fonction principale actuelle et leur fonction principale au cours des cinq dernières années, leur qualité d'administrateur indépendant ou d'administrateur non indépendant au sens du Règlement 58-101 (défini ci-après), l'année au cours de laquelle ils sont devenus administrateurs du commandité et le nombre de parts de fiducie, de parts échangeables, d'options d'achat de parts de fiducie, de US et de UR (au sens donné ci-après), le cas échéant, dont ils sont propriétaires véritables ou sur lesquelles ils exercent un contrôle ou une emprise à la date de clôture des registres, leur qualité de membre du conseil ou d'un comité et leur présence aux réunions connexes, et enfin leur qualité de membre du conseil d'administration d'une autre société ouverte.

SEC File # 82-34911

	Nom du candidat proposé[1]	Antécédents	Présence aux réunions du conseil, qualité de membre d'un comité et présence à ses réunions, et postes d'administrateur externe
	**David W. Cornhill** Calgary (Alberta) Canada Âge[2] : 55 ans Président du conseil et chef de la direction du commandité et d'AltaGas Administrateur non indépendant[3] Administrateur depuis le 1er mai 2004 Administrateur d'AltaGas Services Inc. du 28 mars 1994 au 30 avril 2004 **Propriété :** Parts de fiducie : 325 830 Parts échangeables : 692 742 Nombre total de parts de fiducie équivalentes : 1 018 572 Options d'achat de parts de fiducie : 100 000 US : 40 000 UR : 118 085	David Cornhill est président du conseil et chef de la direction d'AltaGas et du commandité. M. Cornhill est membre fondateur d'AltaGas Services Inc., société devancière de la Fiducie. Il remplit la fonction de président du conseil et chef de la direction depuis la création d'AltaGas Services Inc., soit le 1er avril 1994, et a été nommé administrateur du commandité le 1er mai 2004. Avant de fonder AltaGas Services Inc., M. Cornhill a agi en qualité de vice-président, Finances et administration, et de trésorier au sein d'Alberta and Southern Gas Co. Ltd. de 1991 à 1993, et à titre de président et chef de la direction jusqu'au 31 mars 1994.	**Présence :** Conseil (*président*) : 9 sur 9 (100 %) Environnement, santé et sécurité au travail : 4 sur 5 (80 %) **Qualité de membre actuel d'un conseil d'administration de société ouverte :** AltaGas Utility Group Inc.
	**Allan L. Edgeworth** Calgary (Alberta) Canada Âge[2] : 58 ans Administrateur indépendant Administrateur depuis le 2 mars 2005 **Propriété :** Parts de fiducie : 3 000 Parts échangeables : Néant Nombre total de parts de fiducie équivalentes : 3 000 Options d'achat de parts de fiducie : 60 000 US : 1 750 UR : Néant	Allan Edgeworth est président d'ALE Energy Inc. (société d'experts-conseils fermée) depuis janvier 2005 et est commissaire de l'Alberta Securities Commission. M. Edgeworth a été président et chef de la direction d'Alliance Pipeline Ltd. de 2001 à décembre 2004. M. Edgeworth est entré au service d'Alliance Pipeline Ltd. en 1998 en qualité de vice-président directeur et de chef de l'exploitation.	**Présence :** Conseil : 9 sur 9 (100 %) Vérification : 6 sur 6 (100 %) Environnement, santé et sécurité au travail : 5 sur 5 (100 %) **Qualité de membre actuel d'un conseil d'administration de société ouverte :** Emera Inc. Pembina Pipeline Corporation (aministrateur de Pembina Pipeline Income Fund)

	Nom du candidat proposé[1]	Antécédents	Présence aux réunions du conseil, qualité de membre d'un comité et présence à ses réunions, et postes d'administrateur externe
	**Hugh A. Fergusson** Calgary (Alberta) Canada Âge[2] : 61 ans Administrateur indépendant Administrateur depuis le 7 mai 2008 **Propriété :** Parts de fiducie : 5 935 Parts échangeables : Néant Nombre total de parts de fiducie équivalentes : 5 935 Options d'achat de parts de fiducie : 45 000 US : 750 UR : Néant	Hugh Fergusson est actuellement président d'Argyle Resources Inc. (organisation privée de consultation en énergie) et est directeur principal d'Implementation & Advisory Group Ltd. (cabinet de gestion de projets et de relations avec le gouvernement). Il est également administrateur du Canadian Energy Research Institute, de l'Alberta Electric System Operator et du Galileo Educational Network. M. Fergusson a été un administrateur de Taylor Gas Liquids Ltd., commandité de Taylor NGL Limited Partnership, du 1er janvier 2005 au 10 janvier 2008. M. Fergusson a travaillé pendant plus de 25 ans pour The Dow Chemical Company, société internationale dans le domaine de la chimie inscrite à la cote de bon nombre de bourses, jusqu'à sa retraite en 2004 à tire de vice-président, Hydrocarbures et énergie de Dow Chemical Canada Inc.	**Présence[5] :** Conseil : 6 sur 6 (100 %) Vérification : 2 sur 2 (100 %) Environnement, santé et sécurité au travail : 1 sur 1 (100 %) **Qualité de membre actuel d'un conseil d'administration de société ouverte :** Provident Energy Ltd. (délégué du fiduciaire de Provident Energy Trust) Canexus Limited (administrateur de Canexus Income Fund)
	**Denis C. Fonteyne** Calgary (Alberta) Canada Âge[2] : 73 ans Administrateur indépendant Administrateur depuis le 1er mai 2004 Administrateur d'AltaGas Services Inc. du 1er septembre 1998 au 30 avril 2004 **Propriété :** Parts de fiducie : 23 306 Parts échangeables : 14 894 Nombre total de parts de fiducie équivalentes : 38 200 Options d'achat de parts de fiducie : 40 000 US : 1 750 UR : Néant	Denis Fonteyne est président de Dendon Resources Ltd. (société d'experts-conseils fermée), il est expert-conseil dans le secteur du gaz naturel depuis 1997 et il permet au conseil d'administration de profiter de ses 40 années d'expérience dans le secteur. M. Fonteyne a occupé bon nombre de postes de haute direction dans le secteur pétrolier et gazier, notamment 8 ans auprès de CanStates Gas Marketing Ltd., avant sa retraite à titre de vice-président directeur en 1996.	**Présence :** Conseil : 9 sur 9 (100 %) Ressources humaines et rémunération : 4 sur 4 (100 %) Environnement, santé et sécurité au travail (*président*) : 5 sur 5 (100 %) **Qualité de membre actuel d'un conseil d'administration de société ouverte :** M. Fonteyne n'est membre d'aucun autre conseil d'administration de société ouverte.

	Nom du candidat proposé[(1)]	Antécédents	Présence aux réunions du conseil, qualité de membre d'un comité et présence à ses réunions, et postes d'administrateur externe
	**Daryl H. Gilbert[(4)]** Calgary (Alberta) Canada Âge[(2)] : 57 ans Administrateur indépendant Administrateur depuis le 1er mai 2004 Administrateur d'AltaGas Services Inc. du 4 mai 2000 au 30 avril 2004 **Propriété :** Parts de fiducie : 900 Parts échangeables : Néant Nombre total de parts de fiducie équivalentes : 900 Options d'achat de parts de fiducie : 40 000 US : 1 750 UR : Néant	Daryl Gilbert s'est joint à JOG Capital Inc. en mai 2008 à titre de directeur général et membre du comité d'investissement. Auparavant, il était un homme d'affaires indépendant depuis janvier 2005. Précédemment, M. Gilbert était président et chef de la direction de Gilbert Laustsen Jung Associates Ltd., société d'experts-conseils en génie.	**Présence :** Conseil : 8 sur 9 (89 %) Vérification : 6 sur 6 (100 %) Ressources humaines et rémunération (*président*) : 4 sur 4 (100 %) **Qualité de membre actuel d'un conseil d'administration de société ouverte :** Crocotta Energy Inc. Falcon Oil & Gas Ltd. Galleon Energy Inc. MGM Energy Corp. Nexstar Energy Ltd. Penn West Petroleum Ltd. (administrateur de Penn West Energy Trust) Seaview Energy Inc. Spry Energy Ltd. Zedi Inc.
	**Robert B. Hodgins** Calgary (Alberta) Canada Âge[(2)] : 57 ans Administrateur indépendant Administrateur depuis le 2 mars 2005 **Propriété :** Parts de fiducie : 2 000 Parts échangeables : Néant Nombre total de parts de fiducie équivalentes : 2 000 Options d'achat de parts de fiducie : 60 000 US : 1 750 UR : Néant	Robert Hodgins est un homme d'affaires indépendant depuis novembre 2004. Auparavant, M. Hodgins a agi en qualité de chef des finances de Pengrowth Corporation de 2002 à 2004. Avant cela, M. Hodgins a été vice-président et trésorier de Canadien Pacifique Limitée de 1998 à 2002 et chef de finances de TransCanada PipeLines Limited de 1993 à 1998.	**Présence :** Conseil : 9 sur 9 (100 %) Vérification (*président*) : 6 sur 6 (100 %) Gouvernance : 4 sur 4 (100 %) **Qualité de membre actuel d'un conseil d'administration de société ouverte :** Enerflex Holdings General Partner Ltd. (administrateur d'Enerflex Systems Income Fund) EnerMark Inc. (délégué du fiduciaire du Fonds Enerplus Resources) Fairborne Energy Ltd. MGM Energy Corp.

	Nom du candidat proposé[1]	Antécédents	Présence aux réunions du conseil, qualité de membre d'un comité et présence à ses réunions, et postes d'administrateur externe
	**Myron F. Kanik** Calgary (Alberta) Canada Âge[2] : 68 ans Administrateur principal Administrateur indépendant Administrateur depuis le 1er mai 2004 Administrateur d'AltaGas Services Inc. du 1er juin 2001 au 30 avril 2004 **Propriété :** Parts de fiducie : 28 329 Parts échangeables : 15 631 Nombre total de parts de fiducie équivalentes : 43 960 Options d'achat de parts de fiducie : 40 000 US : 1 750 UR : Néant	Myron Kanik est président de Kanik and Associates Ltd., société de conseils dans le secteur de l'énergie, depuis 1999. M. Kanik était président de l'Association canadienne de pipelines d'énergie de 1993 à 1999 et, auparavant, il a travaillé auprès du Department of Energy de l'Alberta, où il a occupé plusieurs postes, dont celui de sous-ministre.	**Présence :** Conseil : 9 sur 9 (100 %) Gouvernance (*président*) : 4 sur 4 (100 %) Ressources humaines et rémunération : 4 sur 4 (100 %) **Qualité de membre actuel à un conseil d'administration de société ouverte :** Pembina Pipeline Corporation (administrateur de Pembina Pipeline Income Fund)
	**David F. Mackie** Houston (Texas) États-Unis Âge[2] : 71 ans Administrateur indépendant Administrateur depuis le 1er mai 2004 Administrateur d'AltaGas Services Inc. du 12 janvier 1995 au 30 avril 2004 **Propriété :** Parts de fiducie : 1 120 941 Parts échangeables : Néant Nombre total de parts de fiducie équivalentes : 1 120 941 Options d'achat de parts de fiducie : 40 000 US : 1 750 UR : Néant	David Mackie est un expert-conseil en gaz naturel établi aux États-Unis qui fait des placements en capital de risque. M. Mackie apporte une vaste expérience au conseil d'administration; il a en effet travaillé plus de 32 ans dans divers postes de cadre, principalement au sein d'El Paso Natural Gas Co. et de Transco Energy Co. Il jouit également d'une vaste expérience comme expert-conseil auprès de nombreuses grandes sociétés du secteur de l'énergie et du projet de Maritimes and Northeast Pipeline.	**Présence :** Conseil : 9 sur 9 (100 %) Gouvernance : 4 sur 4 (100 %) Ressources humaines et rémunération : 4 sur 4 (100 %) **Qualité de membre actuel d'un conseil d'administration de société ouverte :** M. Mackie n'est membre d'aucun autre conseil d'administration de société ouverte.

	Nom du candidat proposé[1]	Antécédents	Présence aux réunions du conseil, qualité de membre d'un comité et présence à ses réunions, et postes d'administrateur externe
	**M. Neil McCrank, c.r., ing.** Calgary (Alberta) Canada Âge[2] : 65 ans Administrateur indépendant Administrateur depuis le 10 décembre 2007 **Propriété :** Parts de fiducie : 5 000 Parts échangeables : 0 Nombre total de parts de fiducie équivalentes : 5 000 Options d'achat de parts de fiducie : 45 000 US : 1 250 UR : Néant	Neil McCrank est conseiller juridique au bureau de Calgary de Borden Ladner Gervais s.r.l., s.e.n.c.r.l. M. McCrank était président du conseil du Energy and Utilities Board de l'Alberta de juillet 1998 jusqu'en 2007. Auparavant, M. McCrank a travaillé auprès du Department of Justice de l'Alberta, où il a occupé plusieurs postes, dont celui de sous-ministre de la Justice de 1989 à 1998. Il occupe actuellement le poste de président du conseil du Canadian Energy Research Institute et de l'Association canadienne des Congrès mondiaux du pétrole et il est expert-conseil pour tous les gouvernements provinciaux et territoriaux du Canada sur les questions de justice.	**Présence[6] :** Conseil : 9 sur 9 (100 %) Gouvernance : 3 sur 3 (100 %) Environnement, santé et sécurité au travail : 1 sur 3 (33 %) **Qualité de membre actuel d'un conseil d'administration de société ouverte :** Petrobank Energy and Resources Ltd.

Notes :

(1) À la date de clôture des registres, les candidats à l'élection aux postes d'administrateur du commandité détenaient collectivement environ 2,9 % du nombre total de parts de fiducie émises et en circulation. L'information concernant les parts de fiducie et les parts échangeables de chaque candidat porte à la fois sur les parts de fiducie dont il est propriétaire véritable direct ou indirect et sur les parts de fiducie et les parts échangeables sur lesquelles il exerce une emprise ou un contrôle; tous les candidats ont fourni cette information à la date de clôture des registres.

(2) La Fiducie a approuvé une politique en matière de retraite à l'intention des administrateurs, aux termes de laquelle ceux-ci conviennent de quitter leurs fonctions d'administrateurs à 75 ans pour prendre leur retraite.

(3) M. David Cornhill, en qualité de chef de la direction du commandité et de membre de la direction, n'est pas considéré comme indépendant.

(4) M. Daryl H. Gilbert, administrateur du commandité, est administrateur de Globel Direct, inc. (« **Globel** ») depuis décembre 1998. Globel a fait l'objet d'interdictions d'opérations prononcées par l'Alberta Securities Commission (l'« **ASC** ») le 22 novembre 2002 et la British Columbia Securities Commission (la « **BCSC** ») le 20 novembre 2002 pour avoir omis de déposer certains états financiers. Globel a déposé ces états financiers et les d'interdictions d'opérations ont été levées le 20 décembre 2002 et le 23 décembre 2002, respectivement. Le 12 juin 2007, Globel a reçu la protection de la Cour du banc de la Reine de l'Alberta contre ses créanciers en vertu de la *Loi sur les arrangements avec les créanciers des compagnies*. Cette protection a expiré le 7 décembre 2007, après quoi le contrôleur a été relevé de ses fonctions le 12 décembre 2007 et un administrateur-séquestre a été nommé. Sous réserve du règlement des questions liées à la liquidation de l'administration de la mise sous séquestre, le séquestre a été relevé de ses fonctions le 3 septembre 2008. Globel a cessé ses activités et s'est vue par conséquent imposer des interdictions d'opérations rendues par l'ASC le 24 septembre 2008 et par la BCSC le 30 septembre 2008 pour avoir omis de déposer certains documents du dossier d'information.

(5) M. Fergusson a été nommé au conseil d'administration le 7 mai 2008. Les chiffres indiquant la présence aux réunions se rapportent aux réunions qui ont eu lieu après la nomination de M. Fergusson.

(6) M. McCrank a été nommé au comité de gouvernance et au comité de l'environnement, de la santé et de la sécurité au travail le 27 février 2008. Les chiffres indiquant la présence aux réunions de ces comités se rapportent aux réunions qui ont eu lieu après la nomination de M. McCrank. M. McCrank n'a pas pu assister à deux réunions du comité de l'environnement, de la santé et de la sécurité au travail pour les raisons suivantes : (i) à la dernière minute, il a dû rencontrer le ministre des Affaires indiennes et du Nord Canada à titre de représentant spécial de l'Initiative d'amélioration du régime de réglementation dans le Nord; (ii) l'une des réunions a été reportée, et la date de la nouvelle réunion entrait en conflit avec une de ses obligations existantes.

Nomination des vérificateurs

Sauf indication dans une procuration selon laquelle le porteur de parts refuse son approbation au fiduciaire de veiller à la nomination de Ernst & Young s.r.l. (« **E&Y** »), en tant que vérificateurs de la Fiducie, les personnes nommées dans le formulaire de procuration ci-joint entendent donner au commandité pour le compte du fiduciaire l'approbation de veiller à la nomination d'E&Y en tant que vérificateurs de la Fiducie, pour un mandat se terminant à la prochaine assemblée annuelle des porteurs de parts suivant l'assemblée, moyennant la rémunération devant être fixée par le commandité. Les honoraires versés à E&Y au cours de 2007 et de 2008 s'établissent comme suit :

Catégorie d'honoraires des vérificateurs externes	2008	2007
Honoraires de vérification	721 392 $	676 719 $
Honoraires pour services liés à la vérification[1]	52 907 $	14 712 $
Honoraires pour services fiscaux[2]	- $	29 031 $
Autres honoraires[3]	369 539 $	278 724 $
TOTAL	1 143 838 $	999 186 $

Notes :

(1) Représente le total des honoraires facturés par E&Y pour les services de certification et services connexes qui étaient raisonnablement liés à l'exécution de la vérification ou à l'examen des états financiers de la Fiducie et n'étaient pas compris dans les honoraires de vérification. Il s'agissait de conseils comptables.

(2) Représente le total des honoraires facturés par E&Y pour les services professionnels en matière de conformité fiscale, conseils fiscaux et planification fiscale. Il s'agissait de services fiscaux et de planification fiscale.

(3) Représente le total des honoraires facturés par E&Y pour les produits et services autres que les services susmentionnés pour les autres catégories de frais de services. Il s'agissait de services de traduction et d'honoraires non liés à la vérification et à la fiscalité.

Cette information paraît également dans la notice annuelle de la Fiducie pour l'exercice terminé le 31 décembre 2008, à la rubrique « *Commandité – Administrateurs et membres de la direction – Honoraires pour les services des vérificateurs externes (ventilés par catégorie)* ».

E&Y étaient les vérificateurs d'AltaGas Services Inc. (la société devancière d'AltaGas) depuis le 30 avril 1997 et sont devenus les vérificateurs de la Fiducie le 1er mai 2004, soit la date de prise d'effet de l'arrangement aux termes duquel la Fiducie a été créée et a acquis les activités d'AltaGas Services Inc. (l'« **arrangement** »).

Des représentants d'E&Y seront présents à l'assemblée et auront l'occasion de prendre la parole et de répondre aux questions pertinentes.

Approbation d'options non attribuées aux termes du régime d'options d'achat de parts de fiducie

Le régime d'options d'achat de parts de fiducie

AltaGas offre un régime d'options d'achat de parts de fiducie (le « **régime d'options d'achat de parts de fiducie** ») comme élément de rémunération incitatif variable à long terme à l'intention des administrateurs, des membres de la direction, des salariés, des consultants et des autres membres du personnel de la Fiducie et de ses filiales, y compris AltaGas. Le nombre et l'octroi d'options d'achat de parts de fiducie (les « **options d'achat de parts de fiducie** ») sont fonction du rendement individuel et servent d'incitatif pour attirer, fidéliser et motiver un personnel hautement qualifié. Les options d'achat de parts de fiducie sont octroyées compte tenu de l'atteinte des objectifs individuels et de la quantité d'options d'achat de parts de fiducie octroyées à des personnes ayant des postes et des compétences semblables au sein d'AltaGas et de société comparables. Ces facteurs sont également pris en considération pour établir les conditions de ces options.

À la date de clôture des registres, 2 942 500 options d'achat de parts de fiducie (soit environ 3,8 % du nombre total de parts de fiducie et de parts échangeables émises et en circulation à cette date) sont actuellement

émises et en circulation aux termes du régime d'options d'achat de parts de fiducie. Par conséquent, 4 898 001 options d'achat de parts de fiducie demeurent non attribuées.

Pour un résumé des principales dispositions du régime d'options d'achat de parts de fiducie actuel de la Fiducie, voir « *Analyse de la rémunération – Éléments de rémunération – Régimes d'intéressement à long terme – Régime d'options d'achat de parts de fiducie* ».

Exigence de la TSX relative à l'approbation

La TSX exige que les émetteurs inscrits demandent à leurs porteurs de titres d'approuver de nouveau tous les trois ans les droits non attribués pouvant être émis aux termes d'un mécanisme de rémunération à base de titres qui n'a pas de nombre maximal fixe de titres pouvant être émis aux termes de ses conditions. Étant donné que le régime d'options d'achat de parts de fiducie ne limite pas le nombre de parts de fiducie qui peuvent être assujetties à des options d'achat de parts de fiducie octroyées aux termes du régime, ce régime est admissible à titre de mécanisme de rémunération à base de titres permettant le rechargement automatique auquel cette exigence s'applique.

Approbation des porteurs de parts

Dans le cadre de l'examen des questions particulières, les porteurs de parts devront examiner la résolution énoncée ci-après à l'assemblée et, s'ils le jugent souhaitable, l'adopter. Que la résolution soit adoptée ou non, les options d'achat de parts de fiducie actuellement en cours ne seront pas touchées. Toutefois, si la résolution n'est pas adoptée, toutes les options d'achat de parts de fiducie non attribuées (soit 4 898 001 à l'heure actuelle) seront annulées, et l'annulation ou l'exercice subséquent d'options d'achat de parts de fiducie actuellement en cours ne donnera pas lieu au rechargement automatique aux termes du régime d'options d'achat de parts de fiducie et aucune autre option d'achat de parts de fiducie ne sera octroyée aux termes du régime.

> « Il est résolu que toutes les options d'achat de parts de fiducie non attribuées pouvant être octroyées aux termes du régime d'options d'achat de parts de fiducie soient approuvées et puissent être émises jusqu'au 21 avril 2012. »

Les personnes proposées par la direction, si elles sont nommées en tant que fondés de pouvoir, ont l'intention d'exercer les droits de vote conférés par la procuration en faveur de la résolution mentionnée ci-dessus, à moins que le porteur de parts n'indique dans la procuration que les droits de vote rattachés à ses parts doivent être exercés contre la résolution. Si le porteur de parts n'indique pas qu'il entend voter en faveur ou contre la résolution mentionnée ci-dessus, les personnes proposées par la direction ont l'intention de voter en faveur de la résolution.

Approbation de modifications au régime d'options d'achat de parts de fiducie

Pour un résumé des principales dispositions du régime d'options d'achat de parts de fiducie actuel de la Fiducie, voir « *Analyse de la rémunération – Éléments de rémunération – Régimes d'intéressement à long terme – Régime d'options d'achat de parts de fiducie* ».

A. Limites à la participation des administrateurs non salariés

Dans le passé, la participation des administrateurs, membres de la direction, employés, consultants et autres membres du personnel de la Fiducie au régime d'options d'achat de parts de fiducie a été déterminée sur la recommandation du comité RH aux administrateurs du commandité d'après l'application de critères de rendement comme le rendement individuel, le nombre d'options d'achat de parts de fiducie pouvant êtres octroyées et la quantité d'options d'achat de parts de fiducie octroyées à des personnes ayant des postes et des compétences semblables au sein d'AltaGas et ayant des postes semblables dans des organisations de même taille dans l'industrie.

Cependant, en ce qui concerne les administrateurs qui ne sont ni membres de la haute direction ni salariés d'AltaGas (les « **administrateurs non salariés** »), on considère qu'il est préférable, d'après les critères de pratique exemplaire, de limiter expressément leur participation aux programmes de rémunération à base de titres. Le conseil d'administration limite actuellement le nombre d'options d'achat de parts de fiducie pouvant être attribuées aux

administrateurs non salariés à 1,0 % des parts de fiducie en circulation, y compris les parts échangeables. Le conseil d'administration souhaite stipuler cette limite dans le régime d'options d'achat de parts de fiducie et limiter les octrois d'options d'achat de parts de fiducie à un maximum de 100 000 $ par administrateur non salarié par année (l'évaluation étant faite selon le modèle Black-Sholes-Merton). À la date de clôture des registres, il avait été accordé aux administrateurs non salariés des options visant au total 0,47 % de toutes les parts de fiducie émises et en circulation, y compris les parts échangeables. Voir dans le premier tableau de la rubrique « *Rémunération des administrateurs* », dans la colonne intitulée « Attributions à base d'options », la valeur des options d'achat de parts de la fiducie accordées aux administrateurs non salariés en 2008.

Approbation des porteurs de parts

Par conséquent, et comme question spéciale, il sera demandé aux porteurs de parts à l'assemblée d'étudier et, s'ils le jugent souhaitable, d'adopter la résolution présentée ci-après qui vise à modifier le régime d'options d'achat de parts de fiducie afin de limiter la participation des administrateurs non salariés au régime, de sorte que : a) aucune option d'achat de parts de fiducie ne puisse être octroyée à un administrateur non salarié si cela a pour effet d'autoriser l'émission de plus de 1,0 % au total des parts de fiducie, y compris les parts échangeables, alors émises et en circulation à des administrateurs non salariés; b) au cours d'un même exercice, la valeur totale des options d'achat de parts de fiducie octroyées à un administrateur non salarié, déterminée par le conseil d'administration à la date d'octroi des options selon le modèle d'évaluation Black-Scholes-Merton, ne dépasse pas 100 000 $. Pour être adoptée, la résolution doit être approuvée à la majorité des vois exprimées suer la question à l'assemblée.

« Il est résolu de modifier le régime d'options d'achat de parts de fiducie en y ajoutant la disposition suivante à la suite de son article 4 actuel :

En plus des restrictions ci-après :

a) aucune option d'achat de parts de fiducie ne peut être octroyée à un administrateur non salarié si cela a pour effet d'autoriser, à tout moment, l'émission aux administrateurs non salariés (en tant que groupe) de plus de 1,0 % au total des parts de fiducie, y compris les parts échangeables, émises et en circulation immédiatement avant l'octroi;

b) au cours d'un même exercice, la valeur totale des options d'achat de parts de fiducie octroyées à un administrateur non salarié, déterminée par le conseil d'administration à la date d'octroi des options selon le modèle d'évaluation Black-Scholes-Merton, ne doit pas dépasser 100 000 $. »

La TSX a approuvé sous condition les modifications ci-dessus, sous réserve de l'approbation des porteurs de parts.

Le régime d'options d'achat de parts de fiducie, dans sa version modifiée par les dispositions modificatives qui précèdent, pourra être consulté au siège social d'AltaGas, 1700, 355 – 4th Avenue S.W., Calgary (Alberta), pendant les heures normales de bureau, jusqu'à la date de l'assemblée inclusivement.

Les personnes proposées par la direction, si elles sont nommées en tant que fondés de pouvoir, ont l'intention d'exercer les droits de vote conférés par la procuration en faveur de la résolution mentionnée ci-dessus, à moins que le porteur de parts n'indique dans la procuration que les droits de vote rattachés à ses parts doivent être exercés contre la résolution. Si le porteur de parts n'indique pas qu'il entend voter en faveur ou contre la résolution mentionnée ci-dessus, les personnes proposées par la direction ont l'intention de voter en faveur de la résolution.

B. Modifications de la procédure de modification

Comme question spéciale à l'ordre du jour, il sera demandé aux porteurs de parts d'étudier et, s'ils le jugent souhaitable, d'approuver la résolution énoncée à l'annexe B, qui approuve la modification des dispositions modificatives du régime d'options d'achat de parts de fiducie. Pour être adoptée, la résolution doit être approuvée à la majorité des voix exprimées à l'assemblée.

Les dispositions modificatives du régime d'options d'achat de parts de fiducie donnent au conseil d'administration le pouvoir général de modifier le régime :

a) sans le consentement des porteurs de parts lorsqu'il s'agit de rendre le régime conforme aux lois applicables ou aux exigences de la TSX, sous réserve de l'approbation de la TSX;

b) avec le consentement des porteurs de parts pour toute autre raison, lorsque la TSX l'exige.

Toutefois, depuis l'émission de l'avis du personnel de la TSX 2006-0001 le 6 juin 2006 (l' « **avis de la TSX** »), ce pouvoir général de modification est devenu inopérant le 30 juin 2007. Par conséquent, la direction de la Fiducie propose de remplacer les dispositions modificatives de l'actuel article 11 du régime d'options d'achat de parts de fiducie par les nouvelles dispositions modificatives reproduites ci-après et à l'annexe B (les « **dispositions modificatives** »). Ces nouvelles dispositions modificatives ont été approuvées par le conseil d'administration le 25 février 2009 et approuvées sous condition par la TSX, sous réserve de l'approbation des porteurs de parts à l'assemblée.

Le projet de nouvel article 11 du régime d'options d'achat de parts de fiducie est libellé comme suit :

11. **Modification et résiliation du régime.**

Sous réserve des exceptions mentionnées ci-après, et sous réserve des lois applicables, le cas échéant, qui exigent l'approbation des porteurs de parts ou d'un organisme gouvernemental ou de réglementation (notamment la TSX), le conseil d'administration peut en tout temps et sans l'approbation des porteurs de parts modifier, suspendre ou résilier le régime, ou encore une partie de celui-ci ou une option d'achat de parts de fiducie.

Sans que soit limitée la portée générale de ce qui précède, le conseil d'administration peut apporter le genre suivant de modifications au régime sans demander l'approbation des porteurs de parts :

a) les modifications de nature administrative ou non discrétionnaire, notamment, et sans que soit limitée la généralité de ce qui précède, celles qui visent à corriger une ambiguïté, une erreur ou une omission dans le régime, ou à corriger ou compléter une disposition du régime incompatible avec une autre;

b) les modifications nécessaires au respect des dispositions des lois applicables (notamment les règles, règlements et politiques de la TSX);

c) les modifications touchant l'administration du régime;

d) les modifications apportées aux dispositions de résiliation anticipée du régime ou à quelque octroi que ce soit, pourvu que les modifications n'entraînent pas la prolongation de l'octroi au-delà de la durée initiale de l'option;

e) les modifications voulues pour suspendre ou résilier le régime.

L'approbation des porteurs de parts est requise pour le genre suivant de modifications :

(i) l'augmentation (A) du nombre de parts de fiducie pouvant être émises à l'exercice des options d'achat de parts de fiducie octroyées aux termes du régime, si celui-ci prévoit l'émission d'un nombre fixe maximum de parts de fiducie et (B) du pourcentage de parts de fiducie pouvant être émises à l'exercice des options d'achat de parts de fiducie octroyées aux termes du régime, si celui-ci prévoit un tel pourcentage;

(ii) les modifications qui ont pour effet de réduire le prix d'exercice d'une option d'achat de parts de fiducie;

(iii) l'annulation et la réémission d'une option d'achat de parts de fiducie;

(iv) les modifications qui ont pour effet de prolonger la durée d'une option d'achat de parts de fiducie au-delà de la durée initiale de l'option;

(v) les modifications qui augmentent les limites imposées à la participation au régime des administrateurs non salariés;

(vi) les modifications qui permettraient le transfert ou la cession d'options d'achat de parts de fiducie, sauf dans le cadre d'un règlement de succession normal;

(vii) les modifications apportées au présent article 11;

(viii) les modifications que les porteurs de parts doivent approuver en vertu des lois applicables (notamment les règles, règlements et politiques de la TSX).

En cas d'incompatibilité entre les paragraphes a) à e) et les paragraphes (i) à (viii) ci-dessus, ces derniers ont préséance.

Sauf disposition expresse des présentes, aucune mesure du comité, du conseil d'administration ou des porteurs de parts ne peut modifier ou compromettre les droits d'un titulaire d'options sur une option déjà accordée sans le consentement du titulaire en question. »

La TSX a approuvé sous condition les dispositions modificatives, sous réserve de l'approbation des porteurs de parts En conséquence, à l'assemblée, il sera demandé aux porteurs de parts d'étudier et, s'ils le jugent souhaitable, d'approuver la résolution jointe en annexe B. La résolution doit être approuvée à la majorité des voix des porteurs de parts exprimées en personne ou par procuration à l'assemblée.

Le régime d'options d'achat de parts de fiducie, dans sa version modifiée par les dispositions modificatives qui précèdent, pourra être consulté au siège social d'AltaGas, 1700, 355 – 4th Avenue S.W., Calgary (Alberta), pendant les heures normales de bureau, jusqu'à la date de l'assemblée inclusivement.

Les personnes proposées par la direction, si elles sont nommées en tant que fondés de pouvoir, ont l'intention d'exercer les droits de vote conférés par la procuration en faveur de la résolution mentionnée ci-dessus, à moins que le porteur de parts n'indique dans la procuration que les droits de vote rattachés à ses parts doivent être exercés contre la résolution. Si le porteur de parts n'indique pas qu'il entend voter en faveur ou contre la résolution mentionnée ci-dessus, les personnes proposées par la direction ont l'intention de voter en faveur de la résolution.

PERSONNES OU SOCIÉTÉS INTÉRESSÉES PAR CERTAINS POINTS À L'ORDRE DU JOUR

Sous réserve de ce qui est énoncé aux présentes, à la connaissance du commandité et d'AltaGas, aucun membre actuel du conseil d'administration, aucun candidat au conseil d'administration, aucun membre de la haute direction d'AltaGas, à tout moment depuis le début du dernier exercice de la Fiducie, ni aucune personne avec laquelle ils ont des liens ou qui fait partie de même groupe n'ont un intérêt, direct ou indirect, parce qu'ils sont propriétaires véritables de titres ou autrement, relativement à une question à l'ordre du jour de l'assemblée, exception faite de l'élection des administrateurs ou de la nomination des vérificateurs.

INTÉRÊTS DE PERSONNES INFORMÉES DANS DES OPÉRATIONS IMPORTANTES

À la connaissance du commandité et d'AltaGas, aucune personne informée à l'égard de la Fiducie, aucun candidat au conseil d'administration du commandité, aucune personne avec laquelle ils ont des liens ou qui fait partie du même groupe n'ont un intérêt, direct ou indirect, dans toute opération réalisée depuis le début du dernier exercice de la Fiducie qui a eu une incidence importante sur la Fiducie ou l'une de ses filiales, ou dans toute opération projetée qui aurait un tel effet.

Dans la présente circulaire d'information, une « personne informée » s'entend, en ce qui concerne la Fiducie, d'un administrateur ou d'un membre de la haute direction de toute filiale de la Fiducie, y compris le commandité, AltaGas Holding Trust (« **Holding Trust** »), AltaGas LP1, AltaGas LP2 et AltaGas.

PRÊTS AUX ADMINISTRATEURS ET AUX MEMBRES DE LA HAUTE DIRECTION

À la connaissance du commandité et d'AltaGas, aucune personne qui agit ou a déjà agi comme membre de la haute direction d'AltaGas, administrateur du commandité ou salarié de la Fiducie ou de ses filiales ne s'est, à la date des présentes, endettée envers la Fiducie ou une de ses filiales ou envers une autre entité si les prêts font l'objet d'une garantie, d'une lettre de crédit, d'un accord de soutien ou d'une entente analogue fourni par la Fiducie ou une de ses filiales.

À la connaissance du commandité et d'AltaGas, aucune personne qui est ou qui a été au cours du dernier exercice administrateur du commandité, membre de la haute direction d'AltaGas, candidat à un poste d'administrateur du commandité ou une personne avec laquelle ils ont des liens ne s'est, au cours du dernier exercice de la Fiducie, endettée envers la Fiducie ou une de ses filiales ou envers une autre entité si les prêts font l'objet d'une garantie, d'une lettre de crédit, d'un accord de soutien ou d'une entente analogue fourni par la Fiducie ou une de ses filiales.

GOUVERNANCE DE LA FIDUCIE

Généralités

Conformément à une convention de délégation datée du 1er mai 2004 et conclue par la Fiducie, le commandité et le fiduciaire, le conseil d'administration est responsable de la gestion de l'entreprise et des affaires de la Fiducie en général et estime que de saines pratiques en matière de gouvernance contribuent à améliorer le rendement et profitent à tous les porteurs de parts. C'est pourquoi le conseil d'administration souscrit à un standard élevé en matière de gouvernance. De plus, conformément à une convention unanime des actionnaires intervenue en date du 1er mai 2004 entre le commandité, AltaGas LP1, AltaGas LP2 et AltaGas (la « **convention unanime des actionnaires** »), AltaGas a délégué au commandité, entre autres pouvoirs, le pouvoir des administrateurs d'AltaGas de nommer les membres de la haute direction d'AltaGas et d'administrer ou de superviser la gestion de l'entreprise et des affaires d'AltaGas. Enfin, aux termes d'une convention d'administration datée du 1er mai 2004 conclue par AltaGas, la Fiducie, Holding Trust, le commandité, AltaGas LP1 et AltaGas LP2, AltaGas doit fournir des services de soutien administratif à la Fiducie et est responsable de la gestion et de l'administration générale des affaires de la Fiducie.

Le commandité, pour le compte de la Fiducie, a structuré sa gouvernance de manière à respecter les lois et instructions générales applicables, notamment l'*Instruction générale 41-201 relative aux fiducies de revenu et autres placements indirects*, le *Règlement 52-110 sur le comité de vérification* (le « **Règlement 52-110** »), l'*Instruction générale 58-201 sur la gouvernance* (l'« **IG 58-201** »), le *Règlement 58-101 sur l'information concernant les pratiques en matière de gouvernance* (le « **Règlement 58-101** ») et le *Règlement 52-109 sur l'attestation de l'information présentée dans les documents annuels et intermédiaires des émetteurs* (le « **Règlement 52-109** »). **Une description des pratiques en matière de gouvernance du commandité renvoyant expressément au Règlement 58-101 et au Règlement 52-110 est présentée à l'annexe A – Énoncé des pratiques en matière de gouvernance du commandité de la présente circulaire d'information.** Le conseil d'administration estime que les politiques et pratiques en matière de gouvernance du commandité sont conformes en tous points aux exigences du Règlement 52-110, du Règlement 58-101 et du Règlement 52-109 ainsi qu'aux lignes directrices de l'IG 58-201. De plus, le commandité se tient au fait des mesures législatives et autres politiques en matière de gouvernance et cherche à rajuster de manière proactive ses pratiques en matière de gouvernance afin de tenir compte de ces éventuelles nouvelles exigences. Plus particulièrement, le commandité a pris acte de la publication des projets de textes visant le remplacement du Règlement 58-101, de l'IG 58-201 et du Règlement 52-110 par des normes moins contraignantes et le retrait de l'obligation d'évaluer l'indépendance selon des critères très stricts. Le commandité veillera, quelles que soient les révisions qui seront adoptées en définitive, à continuer à respecter ou à dépasser ces exigences.

Le conseil d'administration s'acquitte de ses responsabilités directement et par l'intermédiaire de ses comités. Lors de réunions régulières, les administrateurs et la direction d'AltaGas discutent de la stratégie et de

l'entreprise de la Fiducie. Actuellement, le conseil d'administration se réunit au moins six fois par année et, en 2008, il a tenu neuf réunions, dont sept en l'absence des membres de la direction et des administrateurs non indépendants. La nature des délibérations et des activités dont le conseil d'administration discute à une réunion en particulier est dictée par la situation de l'entreprise de la Fiducie à ce moment et par les occasions et risques que la Fiducie doit envisager à ce moment. Toutefois, à chaque réunion trimestrielle régulière du conseil d'administration, le conseil d'administration examine la situation financière consolidée de la Fiducie et ses résultats d'exploitation consolidés, ainsi qu'un rapport de tous les comités qui se sont réunis depuis la dernière réunion du conseil.

Le conseil d'administration a clairement défini les responsabilités de la direction en délimitant les rôles et responsabilités du chef de la direction et du chef des finances du commandité, et en établissant les mandats respectifs du conseil d'administration et de ses comités.

La Fiducie s'est dotée d'un code d'éthique commerciale (le « code d'éthique ») qui s'applique aux administrateurs, membres de la direction, employés, sous-traitants, consultants, représentants et mandataires de ses filiales d'exploitation (ci-après les « employés visés »). Le code d'éthique établit de manière générale les principes fondamentaux qui servent à guider les employés visés et porte sur une vaste gamme de pratiques et procédures commerciales. Le code d'éthique incorpore et chapeaute les diverses politiques de la Fiducie. Les nouveaux employés visés doivent signer une attestation selon laquelle ils ont pris connaissance du code d'éthique et ils s'engagent à le respecter. Les employés visés doivent renouveler cette attestation chaque année. Voir l'annexe A pour de plus amples renseignements au sujet du code d'éthique.

Assurance responsabilité des administrateurs et membres de la direction

Les administrateurs et les membres de la direction d'AltaGas et de ses filiales sont couverts par une assurance responsabilité assortie d'une garantie totale de 80 millions de dollars par année. En vertu de cette assurance, AltaGas a le droit de se faire rembourser les indemnités qu'elle verse au nom de son conseil d'administration et de ses membres de la direction, sous réserve d'une franchise de 500 000 $ par sinistre, qui demeure à sa charge. AltaGas a payé au total une prime de 279 965 $ pour l'assurance responsabilité de ses administrateurs et membres de la direction pour l'exercice terminé le 31 décembre 2008.

Comités du conseil

Le conseil d'administration a créé quatre comités : le comité de vérification, le comité de gouvernance, le comité de l'environnement, de la santé et de la sécurité au travail et le comité des ressources humaines et de la rémunération. Tous les membres du comité de vérification, du comité de gouvernance et du comité des ressources humaines et de la rémunération sont des administrateurs « indépendants » au sens du Règlement 52-110. De plus, la majorité des membres du comité de l'environnement, de la santé et de la sécurité au travail sont des administrateurs indépendants.

Aux termes de la convention unanime des actionnaires, les comités du conseil d'administration ont autorité à la fois sur le commandité et sur AltaGas quant aux questions visées par leurs mandats respectifs.

Comité de vérification

Le conseil d'administration a établi un mandat écrit énonçant les rôles et responsabilités du comité de vérification et précisant les fonctions de ses membres. Le conseil d'administration revoit annuellement ce mandat. Il incombe au comité de vérification d'apprécier l'adéquation des procédures de communication de l'information financière. Au nom du conseil d'administration, le comité de vérification examine toute question importante concernant la communication de l'information financière et la vérification, notamment les états financiers annuels et intermédiaires, le rapport de gestion, les communiqués de la Fiducie sur ces questions et les contrôles internes. Il présente ensuite les résultats de son examen au conseil, accompagnés de ses recommandations. Le comité de vérification examine la nature et la portée de la vérification annuelle proposée par les vérificateurs et la direction. Il revient au comité de vérification de s'assurer que la direction a mis sur pied et applique des contrôles et procédures concernant la communication et le contrôle interne de l'information financière.

Le comité de vérification se réunit régulièrement avec les vérificateurs de la Fiducie, en l'absence de la direction, et communique directement avec les vérificateurs internes et externes de la Fiducie afin de discuter et d'examiner au besoin des questions précises.

D'autres renseignements sur le comité de vérification, ses membres et son mandat sont présentés à la rubrique « *Commandité – Administrateurs et membres de la direction* » dans la notice annuelle de la Fiducie pour l'exercice terminé le 31 décembre 2008, et joints à celle-ci à l'annexe A. La notice annuelle se trouve dans le profil de la Fiducie sur SEDAR au www.sedar.com.

Le comité de vérification se compose actuellement de MM. Allan L. Edgeworth, Hugh A. Fergusson, Daryl H. Gilbert et Robert B. Hodgins, tous des administrateurs indépendants. M. Robert B. Hodgins préside le comité.

Comité de gouvernance

Il incombe au comité de gouvernance d'élaborer l'ensemble des principes de gouvernance de la Fiducie et des membres de son groupe, d'évaluer en permanence les questions de gouvernance, de présenter des recommandations au conseil d'administration quant aux pratiques en matière de gouvernance de la Fiducie et de recommander des candidats aux postes d'administrateurs. Voir l'annexe A pour de plus amples renseignements au sujet de la procédure de mise en nomination.

Le comité de gouvernance se compose actuellement de MM. Robert B. Hodgins, Myron F. Kanik, David F. Mackie et Neil McCrank, tous des administrateurs indépendants. M. Myron F. Kanik préside le comité et est l'administrateur principal.

Comité de l'environnement, de la santé et de la sécurité au travail

Le comité de l'environnement, de la santé et de la sécurité au travail surveille les politiques, pratiques et procédures des membres du groupe de la Fiducie, y compris AltaGas et ses filiales, en matière d'environnement, de santé et de sécurité, et présente à cet égard des recommandations au conseil d'administration. Le comité a établi un système de gestion des risques environnementaux et en surveille le fonctionnement au moyen de rapports périodiques.

Le comité de l'environnement, de la santé et de la sécurité au travail se compose actuellement de MM. David W. Cornhill, Allan L. Edgeworth, Hugh A. Fergusson, Denis C. Fonteyne et Neil McCrank. MM. Edgeworth, Fergusson, Fonteyne et McCrank sont des administrateurs indépendants. M. Denis C. Fonteyne préside le comité.

Comité des ressources humaines et de la rémunération

Le comité des ressources humaines et de la rémunération (le « comité RH ») est notamment chargé d'élaborer des politiques de rémunération appropriées pour les membres de la haute direction d'AltaGas et d'évaluer le rendement de la haute direction. Il incombe au comité RH de présenter ses rapports et ses recommandations quant à la rémunération au conseil d'administration pour examen et approbation.

Après examen des données et discussions, les membres du comité RH présentent leurs recommandations au conseil d'administration pour examen et approbation. Dans tous les cas, le conseil d'administration a suivi les recommandations du comité RH sans y apporter de modifications importantes. Le comité RH se réunit au moins tous les trimestres pour s'acquitter de son mandat.

Le comité RH se compose actuellement de MM. Denis C. Fonteyne, Daryl H. Gilbert, Myron F. Kanik et David F. Mackie, tous des administrateurs indépendants. M. Daryl H. Gilbert préside le comité, après avoir pris la relève de M. Kanik au troisième trimestre de 2008. Aucun des membres du comité n'était un membre de la direction ou un salarié d'AltaGas ou de l'une de ses filiales au cours du dernier exercice; n'a déjà été un membre de la direction d'AltaGas ou de l'une de ses filiales ou n'a déjà eu ni n'a actuellement de lien devant être mentionné aux rubriques « *Prêts aux administrateurs et aux membres de la haute direction* » ou « *Intérêts de personnes informées dans des opérations importantes* » de la présente circulaire d'information; n'a été membre de la haute direction

d'AltaGas et aussi membre du comité de rémunération (ou l'équivalent) d'un autre émetteur, dont un des membres de la haute direction siégeait au comité RH; n'a été membre de la haute direction d'AltaGas et aussi administrateur d'un autre émetteur, dont un des membres de la haute direction siégeait au comité RH; ni n'a été membre de la haute direction d'AltaGas et aussi membre du comité de la rémunération (ou l'équivalent) d'un autre émetteur, dont un des membres de la haute direction était administrateur d'AltaGas.

ANALYSE DE LA RÉMUNÉRATION

Politique de rémunération

La philosophie du conseil d'administration d'AltaGas est que si les affaires de la Fiducie vont bien, les salariés d'AltaGas seront récompensés par l'octroi de primes en argent, par des augmentations de la rémunération variable à long terme, comme des options d'achat de parts de fiducie et des primes d'intéressement du RIMT, ou par l'octroi de primes de rémunération variable à long terme supplémentaires, gratifications qui seront accordées séparément ou en combinaison.

Les recommandations du comité RH quant à la rémunération ont pour but de reconnaître et récompenser le rendement individuel et d'offrir un niveau de rémunération concurrentiel, compte tenu de l'expérience et du rendement des intéressés et des résultats financiers de la Fiducie. Le comité RH considère que la rémunération globale s'inscrit dans une stratégie visant à atteindre les objectifs de rendement généraux et a conçu un système de rémunération globale à court et à long terme composé d'éléments de rémunération fixe et variable. À l'heure actuelle, le programme de rémunération des salariés d'AltaGas se compose d'un volet court terme – salaire, avantages sociaux et régime d'intéressement à court terme – et d'un volet long terme – régime d'options d'achat de parts de fiducie, régime d'intéressement à moyen terme, régime d'épargne d'achat de parts des salariés, REER collectif, régime de retraite à cotisations déterminées et régime supplémentaire de retraite à l'intention des membres de la haute direction (le « **RSRD** »). Chaque élément de rémunération est plus amplement décrit ci-après.

AltaGas reconnaît l'importance d'une juste rémunération annuelle fixe et variable comme récompense immédiate pour le rendement à court terme. Elle accorde aussi une certaine importance à la rémunération à long terme, axée sur l'engagement à long terme des membres de la direction et des salariés d'AltaGas.

En ce qui concerne la plupart des postes, le service des ressources humaines d'AltaGas examine la rémunération offerte dans l'industrie selon l'information fournie par des consultants et compare le niveau général de la rémunération offerte par AltaGas avec celui des fiducies et des sociétés de taille comparable. Un résumé de ces renseignements est fourni chaque année au comité RH, qui en tient compte avant d'approuver la politique de rémunération globale d'AltaGas et la rémunération à verser. Pour ce qui est des membres de la direction, AltaGas retient les services de Mercer (Canada) limitée pour l'aider à constituer un groupe d'entreprises comparables d'après lequel seront établis les critères servant à l'évaluation du salaire de base, de la rémunération totale en argent et de la rémunération totale directe. Un groupe de comparaison a d'abord été constitué en 2001 parmi les entreprises sondées sur la rémunération dont les produits et les actifs se situaient dans une fourchette de 50 % à 200 % de ceux de la Fiducie. La composition du groupe de comparaison est revue chaque année pour vérifier la validité de son pouvoir comparatif. Le groupe de comparaison actuel, à quelques exceptions près, contient toujours des organisations qui ont participé au sondage mené par Mercer sur la rémunération globale dans le secteur du pétrole en 2008 et dont les produits annuels déclarés se situent dans une fourchette de 50 % à 200 % des produits prévus de la Fiducie pour 2008. Les organisations du groupe de comparaison ont été choisies en raison de la forte similitude entre leurs activités et celles de la Fiducie. Ce sont aussi les organisations qui font directement concurrence à AltaGas dans le recrutement d'employés. AltaGas vise la rémunération médiane du groupe de comparaison, qui se compose des entreprises suivantes pour 2008 :

Alliance Pipeline Ltd.	Enerplus Resources Fund	NAL Resources Management Limited
Apache Canada Ltd.	ENMAX Corporation	Pembina Pipeline Corporation
ARC Resources Ltd.	EOG Resources Canada Inc.	Pengrowth Corporation
ATCO Midstream Ltd.	EPCOR Utilities Inc.	Penn West Energy Trust

Bonavista Energy Trust	Gibson Energy Ltd.	Precision Drilling Trust
CCS Corporation – CCS Midstream Services	Harvest Energy Trust	Provident Energy Ltd.
Chevron Canada Resources	Hunt Oil Company of Canada	Spectra Energy Transmission
ConocoPhillips Canada	Inter Pipeline Fund – Pipeline Management Inc.	TAQA North Ltd.
Devon Canada Corporation	Keyera Energy Management Ltd.	TransAlta Corporation
Enbridge Inc.	Kinder Morgan Canada Inc.	TransCanada Corporation

Le comité RH retient aussi régulièrement les services de consultants externes à propos d'autres questions de rémunération.

Objectifs de la rémunération

La philosophie d'AltaGas en matière de rémunération, en termes généraux, est de créer un lien entre la rémunération individuelle et le rendement de la Fiducie, de ses secteurs d'exploitation et de ses employés. Le programme de rémunération d'AltaGas tente de créer ce lien en se donnant les objectifs suivants :

1. attirer et fidéliser des employés et des membres de la haute direction hautement qualifiés et motivés;

2. harmoniser les intérêts des membres de la haute direction avec ceux des porteurs de parts;

3. offrir une rémunération globale concurrentielle qui se situe environ à la médiane des postes semblables dans des organisations de taille comparable du secteur de l'énergie, en supposant l'atteinte des objectifs de rendement;

4. souligner l'apport des employés et des membres de la haute direction et les récompenser au rendement.

Le programme de rémunération prévoit des salaires de base, une rémunération en argent et une rémunération totale directe conçus pour atteindre ces objectifs.

Objectifs de rémunération des membres de la haute direction visés

L'objectif du comité RH en ce qui concerne la rémunération des membres de la haute direction visés est de fixer leur salaire de base, leur rémunération en argent totale (qui comprend les incitatifs à court terme) et la rémunération totale directe (qui comprend les incitatifs à long terme) à environ la médiane du groupe de comparaison susmentionné composé de fiducies et de sociétés ouvertes de taille et de complexité comparables dans le secteur du pétrole et du gaz au Canada. Les objectifs peuvent varier d'une personne à l'autre selon l'expérience et le rendement de chacun et selon le rendement de la Fiducie. Par exemple, lorsque le rendement d'un employé et le rendement de l'entreprise dépassent largement les objectifs, la rémunération totale directe peut se situer dans le 75e percentile ou plus haut par rapport au groupe de comparaison.

Le comité RH considère, entre autres, les données provenant de sondages sur la rémunération dans le secteur et le rendement global de la Fiducie, notamment son RCP et son BNPF, les acquisitions réussies, comme les acquisitions de Taylor et de NovaGreen en 2008, et les réussites dans l'application de la stratégie de la Fiducie, comme l'optimisation de notre infrastructure et de nos activités existantes en vue de maximiser la valeur pour les porteurs de parts et l'acquisition et la construction d'infrastructures énergétiques dotées d'une longue durée de vie économique, qui procurent des flux de trésorerie à long terme et de bons rendements.

Les membres de la haute direction visés ne peuvent pas participer au vote ni assister aux délibérations du conseil ou des comités lorsqu'il est question de leur rémunération.

Éléments de rémunération

Le programme de rémunération des employés d'AltaGas se compose des éléments suivants :

Éléments	Bénéficiaire	Composante	Période de rendement	Forme
Salaire et avantages annuels	Tous les employés	Fixe	Un an	Argent
Régime d'intéressement à court terme	Tous les employés	Variable	Un an	Argent
Incitatifs à long terme				
• Régime d'intéressement à moyen terme	À la discrétion du conseil d'administration	Variable	Jusqu'à trois ans	Argent ou parts de fiducie
• Régime d'options d'achat de parts de fiducie	À la discrétion du conseil d'administration	Variable	Jusqu'à dix ans	Parts de fiducie
• Régime d'épargne d'achat de parts des salariés	Tous les employés	Fixe et variable	À la discrétion de l'employé	Argent ou parts de fiducie
• Régime de retraite à cotisations déterminées	Tous les employés	Fixe	Permanent	Argent
• Régime supplémentaire de retraite à l'intention des membres de la haute direction	À la discrétion du conseil d'administration	Fixe	Permanent	Argent

AltaGas répartit les éléments de rémunération des membres de la haute direction visés dans les proportions suivantes :

Nom et poste principal	Salaire de base et avantages[1] (%)	Régime d'intéressement à court terme (%)	Incitatifs à long terme[2] (%)	Total (%)	Rémunération à risque[3] (%)
David W. Cornhill[4] Président du conseil et chef de la direction	30	20	50	100	50
Richard M. Alexander Président et chef de l'exploitation	40	20	40	100	50
Deborah S. Stein Vice-présidente, Finances et chef des finances	50	20	30	100	40
Massimiliano Fantuz Vice-président directeur	45	20	35	100	45
David R. Wright Vice-président directeur, Stratégie et expansion des affaires	45	20	35	100	45

Notes :

(1) Comprend les avantages indirects et ⅔ du régime d'épargne d'achat de parts des salariés.
(2) Comprend le RIMT, le régime d'options d'achat de parts de fiducie, ⅓ du régime d'épargne d'achat de parts des salariés, le régime CD et le RSRD.
(3) La rémunération à risque comprend le régime d'intéressement à court terme, le RIMT, le régime d'options d'achat de parts de fiducie et ⅓ du régime d'épargne d'achat de parts des salariés.
(4) M. Cornhill ne participe pas au régime CD. Voir ci-après « *Prestations en vertu d'un régime de retraite – REER collectif* ».

Les divers éléments de rémunération sont plus amplement expliqués ci-après.

Salaire annuel

Le salaire annuel a pour but d'offrir une rémunération concurrentielle et de reconnaître les aptitudes, compétences et niveaux de responsabilité des employés. En général, le comité RH cherche à fixer les salaires de base à des niveaux semblables à ceux de postes similaires dans des organisations de taille comparable dans le secteur (comme il est expliqué plus haut dans l'exposé sur la politique en matière de rémunération) et espère atteindre les niveaux de rémunération globale visés au moyen d'autres composantes de rémunération fixe et variable.

Régime d'intéressement à court terme

AltaGas a mis sur pied un régime d'intéressement à court terme pour les membres de sa haute direction et ses salariés permanents, qui offre des primes en argent annuelles après la fin de l'exercice.

Afin de récompenser le rendement individuel, la prime du régime d'intéressement à court terme est liée au rendement de l'employé, de l'équipe et de la Fiducie. Plus le poste est élevé dans la hiérarchie, plus le pourcentage cible de la prime et le pourcentage attribuable au rendement de la Fiducie sont élevés. Le rendement de l'équipe et de l'employé sont évalués chaque année en fonction des objectifs établis au début de l'année. Les objectifs de rendement de l'équipe reposent par exemple sur les résultats de l'unité fonctionnelle comme le rendement du capital investi ou le bénéfice d'exploitation. Les objectifs de rendement individuel font intervenir des cibles individuelles fixées à l'avance.

Le rendement de la Fiducie est mesuré en fonction des résultats financiers consolidés pondérés à 50 % d'après le rendement des capitaux propres (« **RCP** ») et à 50 % d'après le bénéfice net par part de fiducie (« **BNPF** ») par rapport à une cible fixée à l'avance pour chaque élément de rendement au début de l'année. Les

indicateurs de rendement de la Fiducie pour l'application du régime d'intéressement à court terme pour l'exercice 2008 ont été un RCP de 16,42 % et un BNPF de 1,89 $. La Fiducie à réalisé en 2008 un RCP de 19,55 % (rajusté pour l'application du régime d'intéressement à court terme à 18,89 % pour supprimer l'effet du gain non réalisé sur la gestion du risque) et un BNPF de 2,38 $. Voir aussi la rubrique « *Représentation graphique de la performance* » pour une illustration de l'évolution du rendement cumulatif pour les porteurs de parts d'AltaGas dans le temps par rapport aux indicateurs-clés de l'industrie.

En général, le comité RH cherche à fixer les incitatifs à court terme à des niveaux semblables à ceux des postes comparables dans des organisations de même taille dans le secteur (comme il est expliqué ci-dessus dans l'exposé sur la politique de rémunération). Aucune prime n'est versée à un membre de la direction ou à un salarié en vertu du régime d'intéressement à court terme lorsque cette personne n'atteint pas ses objectifs.

Les paiements au titre du régime d'intéressement à court terme sont faits le 31 mars de l'année suivante si l'employé est toujours au service d'AltaGas à ce moment.

En 2008, le régime d'intéressement à court terme était structuré comme suit en ce qui concerne les membres de la haute direction visés.

Nom et poste principal	Pourcentage Fiducie [1] (%)	Pourcentage individuel (%)	Minimum[2] (%)	Cible[2] (%)	Maximum[2] (%)
David W. Cornhill Président du conseil et chef de la direction	70	30	0	60	120
Richard M. Alexander Président et chef de l'exploitation	60	40	0	50	100
Deborah S. Stein[3] Vice-présidente, Finances et chef des finances	50	50	0	40	80
Massimiliano Fantuz Vice-président directeur	60	40	0	40	80
David R. Wright Vice-président directeur, Stratégie et expansion des affaires	60	40	0	40	80

Notes :

(1) La pondération tient compte des mesures de rendement du RCP et du BNPF.

(2) Pourcentage du salaire de base versé pendant l'année.

(3) Fixé à son entrée en fonction comme vice-présidente, Finances et chef des finances, alors que la cible de Mme Stein était auparavant de 30 %, avec une fourchette allant de 0 % à 60 %.

Régimes d'intéressement à long terme

<u>Régime d'intéressement à moyen terme</u>

AltaGas a adopté un régime d'intéressement à moyen terme (« **RIMT** ») à l'intention de ses administrateurs, membres de la direction et salariés pour ajouter un nouvel élément de rémunération variable à long terme. Le RIMT vise à faire dépendre une tranche de la rémunération à risque des objectifs de rendement de la Fiducie et des objectifs de rendement individuels, et ainsi à attirer, motiver et fidéliser des collaborateurs hautement qualifiés.

Les primes du RIMT seront octroyées sous forme d'unités subalternes acquises avec le temps (« **US** ») et d'unités subalternes liées au rendement (« **UR** »). À moins que le comité RH n'en décide autrement, les US s'acquièrent chaque année en tranches égales sur trois ans à compter de l'année de l'octroi, si la Fiducie atteint certains rendements minimums chaque année de la période d'acquisition. Les UR s'acquièrent trois ans après l'année de l'octroi, si la Fiducie atteint un niveau de rendement minimum au cours de la période de trois ans.

Le comité RH fixe à son absolue discrétion les critères d'acquisition selon le rendement applicables aux US et UR du RIMT. Ce pouvoir a été délégué au commandité en vertu de la convention unanime des actionnaires. Parmi les facteurs pris en considération au moment d'octroyer des US et des UR, on compte le pourcentage de réussite des objectifs de rendement individuel, le nombre de US et de UR octroyées à des personnes ayant des postes et des compétences semblables au sein d'AltaGas et les moyens financiers dont dispose AltaGas compte tenu de son budget.

Le RIMT fonctionne comme suit :

a) Le conseil d'administration approuve les primes individuelles à verser aux termes du RIMT d'après la réussite des objectifs de rendement individuels et la rémunération totale versée aux personnes ayant des compétences et des responsabilités analogues au sein d'AltaGas et d'entités de taille comparable (comme il est plus amplement expliqué ci-dessus dans l'exposé sur la politique de rémunération);

b) Une fois établi le montant de la prime, sa valeur en argent est convertie en unités fictives entières (soit des US, soit des UR, au gré du conseil d'administration) correspondant au nombre de parts de fiducie entières que la prime consentie à cette personne lui aurait permis d'acquérir à la date de l'octroi, en fonction de la juste valeur marchande (la « **JVM** ») des parts de fiducie. À cette fin, la JVM des parts de fiducie correspond à la moyenne de leur cours de clôture à la Bourse de Toronto (la « **TSX** ») (ou si les parts de fiducie ne sont alors pas inscrites à la cote de la TSX, toute autre Bourse à la cote de laquelle les parts de fiducie sont inscrites) pendant les 20 jours de Bourse qui précèdent la date de l'octroi;

c) Les US et les UR sont suivies au cours de la période d'acquisition applicable et les distributions sur les parts de fiducie pendant cette période sont réputées versées aux dates de distribution sur chaque UR et US et réinvesties dans d'autres unités entières fictives; elles s'accumulent au profit de cette personne dans les comptes tenus pour cette personne, en vue de lui être payés lorsqu'elles lui seront acquises;

d) Dès l'acquisition des US ou des UR et sous réserve de l'atteinte des critères de rendement applicables, AltaGas a la faculté de payer la JVM des US ou des UR (y compris les unités additionnelles acquises par réinvestissement des distributions), selon le cas, en argent ou en parts de fiducie d'une valeur équivalente acquises par l'administrateur du régime sur le marché libre.

Régime d'options d'achat de parts de fiducie

AltaGas a adopté un régime d'options d'achat de parts de fiducie (le « **régime d'options d'achat de parts de fiducie** ») comme élément de rémunération incitative variable à long terme à l'intention des administrateurs, membres de la direction, salariés, consultants et autres membres du personnel de la Fiducie et de ses filiales, y compris AltaGas. Le nombre et l'octroi d'options d'achat de parts de fiducie (les « **options d'achat de parts de fiducie** ») sont fonction du rendement individuel, du nombre d'options d'achat de parts de fiducie qui peut être octroyé et des octrois consentis à des personnes ayant des postes et des compétences semblables dans des organismes de même taille dans le secteur (comme il est expliqué plus amplement ci-dessus dans l'exposé sur la politique de rémunération). Les options d'achat de parts de fiducie servent d'incitatif pour attirer, fidéliser et motiver un personnel hautement qualifié en vue d'assurer la réussite à court, moyen et long terme de la Fiducie. Les options d'achat de parts de fiducie sont octroyées compte tenu de l'atteinte des objectifs individuels de l'employé et des moyens de la Fiducie. Le comité RH recommande les octrois d'options d'achat de parts de fiducie au conseil d'administration selon ces critères. Aucun membre de la direction ne peut participer au vote ni assister aux délibérations du conseil ou du comité RH lorsqu'il est question de sa rémunération.

Les principales dispositions du régime d'options d'achat de parts de fiducie sont les suivantes :

- AltaGas et chaque titulaire d'une option d'achat de parts de fiducie passeront une entente écrite (la « **convention d'option** ») qui indiquera le nombre de parts de fiducie visées par l'option, le prix d'exercice, les dates et conditions d'acquisition, le délai d'exercice et les autres conditions approuvées par le conseil d'administration, conformément aux dispositions du régime d'options d'achat de parts de fiducie;

- Le nombre maximal de parts de fiducie pouvant être émises à l'exercice de toutes les options d'achat de parts de fiducie octroyées aux termes du régime d'options d'achat de parts de fiducie, conjointement avec les parts de fiducie visées par des options aux termes d'autres ententes de rémunération à base de titres, ne doit pas dépasser 10 % du total des parts de fiducie et des autres titres échangeables contre des parts de fiducie en circulation, y compris les parts échangeables, ou le nombre plus élevé de parts de fiducie qui aura été déterminé par le conseil d'administration et approuvé, s'il y a lieu, par les porteurs de parts et par la Bourse de Toronto (la « TSX »), jusqu'à concurrence du nombre maximal de parts de fiducie permis par les règles de la TSX;

- Le nombre de parts de fiducie réservées pour émission aux termes d'options d'achat de parts de fiducie octroyées à des initiés de la Fiducie ne doit pas dépasser 10 % des parts de fiducie et des parts échangeables émises et en circulation;

- Le nombre de parts de fiducie qui peuvent être émises à des initiés en vertu du régime d'options d'achat de parts de fiducie et de toutes les autres ententes de rémunération à base de titres d'AltaGas au cours d'une période d'un an ne doit pas dépasser 10 % des parts de fiducie et des parts échangeables émises et en circulation; le nombre de parts de fiducie qui peuvent être émises à un même initié et aux personnes avec qui il a des liens en vertu du régime d'options d'achat de parts de fiducie et de toutes les autres ententes de rémunération à base de titres d'AltaGas au cours d'une période d'un an ne doit pas dépasser 5 % de toutes les parts de fiducie et parts échangeables émises et en circulation;

- Le prix d'exercice d'une option d'achat de part de fiducie est fixé par le conseil d'administration, sous réserve de toute restriction imposée par la TSX, et sera au moins égal au cours de clôture des parts de fiducie à la TSX le jour de bourse précédant la date de l'octroi;

- Le délai pendant lequel une option d'achat de part de fiducie peut être exercée (sous réserve de toute limite à l'acquisition imposée par le conseil d'administration) commence à courir à la date à laquelle l'option est octroyée et se termine au plus tard dix ans après;

- Les droits et intérêts du titulaire d'une option ne sont pas transférables ou cessibles, en totalité ou en partie, directement ou par opération de la loi, sauf par legs ou dévolution successorale, ou sauf si la convention d'option le prévoit, sous réserve des exigences ou autorisations de la TSX. Ces droits et intérêts peuvent être exercés du vivant du titulaire de l'option uniquement par lui ou ses ayants droit, ou encore après son décès ou lorsqu'il cesse d'être administrateur, membre de la direction, employé, consultant ou autrement au service d'AltaGas ou d'un membre du groupe du commandité, uniquement selon les dispositions de la convention d'option passée avec le titulaire de l'option.

Le comité RH ou le comité de gouvernance peut recommander au conseil d'administration d'apporter des modifications au régime d'options d'achat de parts de fiducie.

Régime d'épargne d'achat de parts des salariés

AltaGas a mis en place un régime d'actionnariat de ses salariés en 2000 pour les encourager à devenir actionnaires, de manière à les intéresser à long terme et à leur offrir une rémunération concurrentielle dans le secteur de l'industrie pétrolière et gazière. Le régime d'actionnariat des salariés a été converti en régime d'épargne d'achat de parts des salariés lors de la conversion de la Fiducie en mai 2004, pour encourager les salariés à souscrire des parts de la Fiducie. Tous les salariés d'AltaGas peuvent y participer.

Les salariés peuvent cotiser jusqu'à 10 % de leur salaire de base au régime d'épargne d'achat de parts. AltaGas égalera les cotisations des salariés à hauteur de 2,5 % du salaire de base de ceux qui ont au plus trois années de service; de 3,75 % du salaire de base des salariés ayant de trois à six années de service; et de 5 % du salaire de base des salariés ayant plus de six années de service. Les cotisations des salariés peuvent être investies dans des parts de fiducie, un fonds de placement à court terme ou une combinaison de ces deux placements. Les cotisations d'AltaGas sont investies dans des parts de fiducie.

REPRÉSENTATION GRAPHIQUE DE LA PERFORMANCE

Les actions ordinaires d'AltaGas Services Inc. étaient inscrites à la TSX le 17 janvier 2000. Après la date d'effet de l'arrangement, les parts de fiducie ont été inscrites à la TSX à la place des actions ordinaires d'AltaGas Services Inc. et sont incluses dans l'indice plafonné des fiducies de l'énergie S&P/TSX, l'indice des fiducies de revenu S&P/TSX et l'indice composé S&P/TSX.

Le tableau et le graphique suivants comparent la variation annuelle en pourcentage du rendement total cumulatif obtenu par les porteurs de parts depuis cinq ans sur les actions ordinaires et les parts de fiducie, respectivement (en supposant un placement de 100 $ fait le 31 décembre 2003), par rapport au rendement total cumulatif de l'indice composé S&P/TSX, de l'indice plafonné des fiducies de l'énergie S&P/TSX et de l'indice des fiducies de revenu S&P/TSX. Les valeurs sont calculées en supposant que les dividendes ou distributions déclarés sont réinvestis.

	31 déc. 2003	31 déc. 2004	31 déc. 2005	31 déc. 2006	31 déc. 2007	31 déc. 2008
AltaGas	100	153	203	207	231	177
Indice composé S&P/TSX	100	114	142	167	183	123
Indice plafonné des fiducies de l'énergie S&P/TSX	100	131	195	188	194	141
Indice des fiducies de revenu S&P/TSX	100	127	166	161	172	127


250
200
150
100
50
-
Valeur de l'indice
31 déc. 2003
31 déc. 2004
31 déc. 2005
31 déc. 2006
31 déc. 2007
31 déc. 2008
Exercice terminé
Fiducie de revenu AltaGas
Indice composé S&P/TSX
Indice plafonné des fiducies de l'énergie S&P/TSX
Indice des fiducies de revenu S&P/TSX

La rémunération des membres de la haute direction visés pendant la période de cinq ans représentée dans le tableau et le graphique ci-dessus reflète en général la croissance continue des critères financiers clés comme le BNPF et le RCP. La baisse du cours des parts de fiducie vers la fin de 2008 a eu un effet direct sur la valeur future de la rémunération à long terme prévue par le régime d'options d'achat de parts de fiducie, le RIMT et le régime d'épargne d'achat de parts des salariés.

TABLEAU SOMMAIRE DE LA RÉMUNÉRATION

Comme il est indiqué précédemment à la rubrique « *Gouvernance de la Fiducie* », la Fiducie n'a pas de personnel de direction, la gestion et l'administration de la Fiducie étant respectivement déléguées au commandité et à AltaGas. Par conséquent, le tableau et le texte qui suivent visent la rémunération versée aux membres de la haute direction d'AltaGas. Comme il est décrit précédemment à la rubrique « *Analyse de la rémunération* », la

rémunération des membres de la haute direction d'AltaGas, à l'instar de celle du personnel d'AltaGas, inclut une rémunération à court et à long termes comportant des éléments fixes et variables visant à souligner et à récompenser le rendement individuel ainsi qu'à offrir un niveau de rémunération concurrentiel par rapport à l'industrie.

Aux fins de la présente rubrique et de la rubrique « *Analyse de la rémunération* », on entend par « membre de la haute direction » le président et tout vice-président du conseil d'administration, le président, tout vice-président responsable d'une unité fonctionnelle, d'une division ou d'une fonction principale telle que les ventes, les finances ou la production, et tout membre de la direction d'une filiale de la Fiducie, y compris AltaGas ou une filiale d'AltaGas qui s'acquitte d'une fonction d'élaboration des politiques à l'égard de la Fiducie, ou toute autre personne qui s'acquitte d'une fonction d'élaboration des politiques à l'égard de la Fiducie. On entend par « membre de la haute direction visé », collectivement :

a) le chef de la direction du commandité et d'AltaGas;

b) le chef des finances du commandité et d'AltaGas;

c) les trois membres de la haute direction d'AltaGas les mieux rémunérés, autres que le chef de la direction et le chef des finances, qui occupaient un poste de haute direction à la fin du dernier exercice terminé et dont la rémunération totale individuelle était supérieure à 150 000 $ pour cet exercice;

d) chaque personne à l'égard de laquelle la communication de l'information aurait été effectuée aux termes de c) si ce n'est du fait qu'elle n'était pas un membre de la haute direction d'AltaGas à la fin de cet exercice.

Le tableau qui suit présente l'information sur la rémunération versée par AltaGas à ses membres de la haute direction visés pour l'exercice terminé le 31 décembre 2008. À la lumière des changements apportés aux exigences d'information sommaire sur la rémunération prévues par le Règlement 51-102, la Fiducie n'est pas tenue de présenter les chiffres correspondants des exercices terminés avant le 31 décembre 2008. AltaGas croit que l'ampleur des changements rendrait toute comparaison avec les exercices antérieurs difficile, puisque bon nombre de ces chiffres n'ont pas été calculés de nouveau aux termes des nouvelles règles de communication de l'information. Toutefois, les porteurs de parts qui souhaitent examiner l'information sur la rémunération d'AltaGas pour des exercices antérieurs devraient se reporter à l'information sur la rémunération des membres de la haute direction figurant dans la circulaire d'information de la direction de la Fiducie datée du 6 mars 2008, en tenant compte des limites de la comparabilité.

					Rémunération en vertu d'un régime d'intéressement autre qu'à base d'actions				
Nom et poste principal	**Exercice terminé le 31 déc.**	**Salaire ($)**	**Attributions à base de parts de fiducie[2] ($)**	**Attributions à base d'options[3] ($)**	**Régime d'intéressement annuels[4] ($)**	**Régimes d'intéressement à long terme ($)**	**Valeur du régime de retraite ($)**	**Autre rémunération ($)[5][6]**	**Rémunération totale ($)**
David W. Cornhill[7][8] Président du conseil et chef de la direction	2008	594 583	892 000	12 800	680 000	Néant	791 127	63 780	3 034 290
Richard M. Alexander[8] Président et chef de l'exploitation	2008	362 417	446 000	12 800	323 457	Néant	106 515	15 272	1 266 461
Deborah S. Stein Vice-présidente, Finances et chef des finances	2008	230 000	111 500	3 840	148 781	Néant	90 883	14 716	599 720
Massimiliano Fantuz[8] Vice-président directeur	2008	295 000	1 718 780	1 280	196 470	Néant	147 364	16 218	2 375 112

Nom et poste principal	Exercice terminé le 31 déc.	Salaire ($)	Attributions à base de parts de fiducie[2] ($)	Attributions à base d'options[3] ($)	Rémunération en vertu d'un régime d'intéressement autre qu'à base d'actions — Régime d'intéressement annuels[4] ($)	Rémunération en vertu d'un régime d'intéressement autre qu'à base d'actions — Régimes d'intéressement à long terme ($)	Valeur du régime de retraite ($)	Autre rémunération ($)[5][6]	Rémunération totale ($)
David R. Wright[8] Vice-président directeur, Stratégie et expansion des affaires	2008	284 850	167 250	1 280	187 431	Néant	78 832	13 333	732 976

Notes :

(1) Voir la description détaillée du RIMT et du régime d'options d'achat de parts de fiducie à la rubrique « *Analyse de la rémunération – Éléments de rémunération – Régimes d'intéressement à long terme* » ci-dessus, et voir la rubrique « *Attributions en vertu d'un régime d'intéressement* » ci-après pour de plus amples renseignements sur les attributions faites au cours de l'exercice terminé le 31 décembre 2008.

(2) La juste valeur à la date d'attribution des US et des UR est estimée à l'aide d'un modèle d'évaluation de Black-Scholes-Merton, modifié pour tenir compte de l'accumulation de parts de fiducie supplémentaires avec les distributions, qui nécessite les données suivantes : le cours à la date d'attribution; la durée de vie prévue des US ou des UR; un taux d'intérêt hors risque (taux en vigueur d'une obligation du gouvernement du Canada à coupon zéro dont la durée à courir correspond à la durée de vie prévue de l'US ou de l'UR); la volatilité du cours des parts de fiducie (calculée du 3 mai 2004 à la date d'attribution); le taux de distribution (taux de distribution annualisé en fonction des distributions et du cours actuels). En ce qui a trait aux UR, on suppose également que les critères de rendement sont remplis sans l'application d'un multiplicateur. La juste valeur comptable des US et des UR à la date d'attribution est nulle.

(3) La juste valeur à la date d'attribution des options d'achat de parts de fiducie est estimée à l'aide d'un modèle d'évaluation de Black-Scholes-Merton, qui nécessite les données suivantes : le prix d'exercice (correspondant au cours le jour de bourse précédant la date d'attribution); la durée de vie prévue de l'option; un taux d'intérêt hors risque (taux en vigueur d'une obligation du gouvernement du Canada à coupon zéro dont la durée à courir correspond à la durée de vie prévue des options); la volatilité du cours des parts de fiducie (calculée du 3 mai 2004 à la date d'attribution); le taux de distribution (taux de distribution annualisé en fonction des distributions et du prix d'exercice actuels). La juste valeur à la date d'attribution des options d'achat de parts de fiducie correspond à la juste valeur comptable à la date d'attribution.

(4) Les montants indiqués reflètent la rémunération aux termes du régime d'intéressement à court terme gagnée pour les services rendus au cours de l'exercice, même si elle est payable à une date ultérieure. Voir la description détaillée à la rubrique « *Analyse de la rémunération – Éléments de rémunération – Régime d'intéressement à court terme* » ci-dessus.

(5) La valeur des avantages indirects n'était pas supérieure au plus petit des montants suivants : 50 000 $ ou 10 % du salaire annuel total de chaque membre de la haute direction visé au cours de l'exercice.

(6) AltaGas verse des cotisations aux termes du régime d'épargne d'achat de parts des salariés et du REER collectif (pour David W. Cornhill). Ces régimes sont décrits plus amplement à la rubrique « *Analyse de la rémunération – Éléments de rémunération – Régimes d'intéressement à long terme* » ci-dessus et à la rubrique « *Prestations en vertu d'un régime de retraite* » ci-après. Les montants afférents au régime d'avantages sociaux collectif d'AltaGas sont également inclus.

(7) M. Cornhill n'a reçu aucune rémunération supplémentaire pour avoir agi à titre d'administrateur.

(8) Voir la description des contrats de travail à la rubrique « *Contrats de travail des membres de la haute direction* ».

LIGNES DIRECTRICES EN MATIÈRE DE PROPRIÉTÉ DE PARTS DE FIDUCIE À L'INTENTION DES MEMBRES DE LA DIRECTION

AltaGas reconnaît l'importance de s'assurer que les intérêts financiers des membres de la direction coïncident avec ceux des porteurs de parts. C'est pourquoi elle a adopté des lignes directrices en matière de propriété de parts de fiducie à l'intention des membres de la direction d'AltaGas le 1er janvier 2004.

Aux termes des lignes directrices, AltaGas s'attend à ce que les personnes qui occupent les postes de direction mentionnés ci-après déploient des efforts raisonnables pour devenir propriétaires du nombre visé de parts de fiducie au cours de la période de cinq ans qui débute le 1er janvier 2004 ou, si elle est postérieure, à la date à laquelle la personne est officiellement nommée au poste de membre de la direction d'AltaGas. Les données sur les

niveaux de propriété visés et les parts de fiducie détenues relativement aux membres de la haute direction visés sont en date du 31 décembre 2008.

Nom	Niveau de propriété de parts de fiducie et de parts échangeables visé	Nombre réel de parts de fiducie et de parts échangeables détenues (directement et indirectement) à la fin de l'exercice	Nombre d'US et d'UR non acquises(1)	Nombre total aux fins des lignes directrices en matière de propriété de parts de fiducie(1)
David W. Cornhill Président du conseil et chef de la direction	120 000	1 018 572	158 085	1 176 657
Richard M. Alexander Président et chef de l'exploitation	30 000	39 199	96 000	135 199
Deborah S. Stein Vice-présidente, Finances et chef des finances	20 000	7 992	26 000	33 992
Massimiliano Fantuz Vice-président directeur	30 000	549 369	63 538	612 907
David R. Wright Vice-président directeur, Stratégie et expansion des affaires	30 000	18 649	25 000	43 649

Note :

(1) Pour les besoins de l'administration des lignes directrices en matière de propriété de parts de fiducie d'AltaGas, on tient compte des US et des UR non acquises dans le calcul du niveau de propriété de parts de fiducie.

Le comité des ressources humaines révisera périodiquement le nombre de parts détenues afin de surveiller les progrès faits par chacun des membres de la direction vers l'atteinte du nombre de parts qu'ils devraient détenir et pour les inciter à atteindre ces niveaux et à les maintenir.

ATTRIBUTIONS EN VERTU D'UN RÉGIME D'INTÉRESSEMENT

Attributions à base de parts de fiducie et d'options d'achat de parts de fiducie en cours

Le tableau suivant présente les attributions à base d'options et de parts de fiducie en cours qui ont été consenties en vertu d'un régime d'intéressement aux membres de la haute direction visés en date du 31 décembre 2008.

	Attributions à base d'options d'achat de parts de fiducie				Attributions à base de parts de fiducie	
Nom	Nombre de parts de fiducie sous-jacentes aux options non exercées	Prix d'exercice des options(1) ($/part de fiducie)	Date d'expiration des options	Valeur des options dans le cours non exercées(2) ($)	Nombre de parts de fiducie dont les droits n'ont pas été acquis	Valeur marchande ou de paiement des attributions à base de parts de fiducie dont les droits n'ont pas été acquis(3) ($)
David M. Cornhill	100 000⁺	14,24	10/12/2018	296 000	48 225 UR(4) 49 860 UR(5) 20 000 UR(6) 40 000 US⁺	1 028 658 1 077 700 440 786 1 140 222

Nom	Nombre de parts de fiducie sous-jacentes aux options non exercées	Prix d'exercice des options[1] ($/part de fiducie)	Date d'expiration des options	Valeur des options dans le cours non exercées[2] ($)	Nombre de parts de fiducie dont les droits n'ont pas été acquis	Valeur marchande ou de paiement des attributions à base de parts de fiducie dont les droits n'ont pas été acquis[3] ($)
	Attributions à base d'options d'achat de parts de fiducie				**Attributions à base de parts de fiducie**	
Richard M. Alexander	100 000+	14,24	10/12/2018	296 000	5 000 US	103 452
					40 000 UR(7)	827 619
					5 000 US	104 452
					10 000 UR(4)	213 304
					4 000 UR(5)	86 458
					12 000 UR(6)	264 472
					20 000 US+	570 111
Deborah S. Stein	10 000	23,80	21/04/2015	Néant	6 000 UR(8)	122 829
	30 000+	14,24	10/12/2018	88 800	7 000 UR(4)	149 313
					1 500 UR(5)	32 422
					1 500 UR(9)	32 826
					5 000 UR(6)	110 197
					5 000 US+	142 528
Massimiliano Fantuz	10 000+	24,25	05/03/2018	Néant	48 038 US+	1 324 027
	10 000+	14,24	10/12/2018	29 600	8 000 UR+(10)	178 650
					7 500 US+	213 792
David R. Wright	25 000	25,82	16/01/2017	Néant	2 000 US	43 238
	10 000+	14,24	10/12/2018	29 600	7 500 UR(11)	160 547
					3 000 UR(5)	64 844
					5 000 UR(6)	110 197
					7 500 US+	213 792

Notes :

(1) Le prix d'exercice des options est fixé en fonction du cours de clôture des parts de fiducie le jour de bourse précédant la date d'attribution.

(2) La valeur des options dans le cours non exercées représente la différence entre le cours de clôture des parts de fiducie le 31 décembre 2008 (17,20 $) et le prix d'exercice.

(3) La valeur marchande ou de paiement des US et des UR dont les droits n'ont pas été acquis correspond à la somme du nombre initial de parts de fiducie attribuées et du nombre de parts de fiducie supplémentaires accumulées jusqu'au 31 décembre 2008 relativement à ces attributions initiales, multipliée par le cours de clôture moyen pour les 20 derniers jours de bourse de 2008 (15,77 $); à ce produit s'ajoute les distributions qui s'accumuleraient sur ces parts de fiducie jusqu'à l'acquisition, dans l'hypothèse d'une distribution de 2,16 $ la part de fiducie par année.

(4) Jalon de rendement : distributions totales déclarées de 6,12 $ la part de fiducie de la date d'attribution à la date d'acquisition (11/12/2009).

(5) Jalon de rendement : distributions totales déclarées de 6,12 $ la part de fiducie de la date d'attribution à la date d'acquisition (16/04/2010).

(6) Jalon de rendement : distributions totales déclarées de 6,30 $ la part de fiducie de la date d'attribution à la date d'acquisition (10/12/2010).

(7) Jalon de rendement : distributions totales déclarées de 5,94 $ la part de fiducie de la date d'attribution à la date d'acquisition (01/05/2009).

(8) Jalon de rendement : distributions totales déclarées de 5,94 $ la part de fiducie de la date d'attribution à la date d'acquisition (01/03/2009).

(9) Jalon de rendement : distributions totales déclarées de 6,30 $ la part de fiducie de la date d'attribution à la date d'acquisition (18/09/2010).

(10) Jalon de rendement : distributions totales déclarées de 6,30 $ la part de fiducie de la date d'attribution à la date d'acquisition (06/08/2011).

(11) Jalon de rendement : distributions totales déclarées de 6,12 $ la part de fiducie de la date d'attribution à la date d'acquisition (16/01/2010).

\+ Attribuées au cours de l'exercice terminé le 31 décembre 2008.

À l'acquisition, les UR en cours qui ont été attribuées aux membres de la haute direction visés sont multipliées de la manière suivante :

- si on dépasse le jalon de rendement de plus de 15 %, le multiplicateur est deux;
- si on atteint le jalon de rendement, le multiplicateur est un;
- si on rate le jalon de rendement de plus de 15 %, le multiplicateur est zéro;
- le multiplicateur sera calculé de façon linéaire en fonction de l'atteinte ou de la non-atteinte du jalon de rendement. Le multiplicateur s'échelonnera entre 0,5, pour un rendement inférieur de 15 % au jalon, à deux, pour un rendement supérieur de plus de 15 % au jalon.

Attributions en vertu d'un régime d'intéressement - Valeur à l'acquisition des droits ou valeur gagnée en 2008

Le tableau suivant présente la valeur totale en dollars à l'acquisition des options d'achat de parts de fiducie, des US et des UR pour les membres de la haute direction visés au cours de l'exercice terminé le 31 décembre 2008, ainsi que les incitatifs en argent annuels gagnés au cours du même exercice par les membres de la haute direction visés.

Nom	Attributions à base d'options - Valeur à l'acquisition des droits au cours de l'exercice (1) ($)	Attributions à base de parts de fiducie - Valeur à l'acquisition des droits au cours de l'exercice (2) ($)	Rémunération en vertu d'un régime d'intéressement autre qu'à base d'actions - Valeur gagnée au cours de l'exercice ($)
David W. Cornhill	Néant	45 926	680 000
Richard M. Alexander	Néant	297 758	323 457
Deborah S. Stein	3 025	61 235	148 781
Massimiliano Fantuz	Néant	Néant	196 470
David R. Wright	2 063	27 761	187 431

Notes :

(1) La valeur à l'acquisition des options d'achat de parts de fiducie représente la différence entre le cours des parts de fiducie au moment de l'acquisition et le prix d'exercice des options d'achat de parts de fiducie.

(2) La valeur à l'acquisition des US et des UR représente le produit des US et des UR acquises, multiplié par le cours des parts de fiducie au moment de l'acquisition.

Les options d'achat de parts de fiducie attribuées aux membres de la haute direction visés sont acquises à raison de 25 % aux premier, deuxième, troisième et quatrième anniversaires de la date d'attribution et expirent au dixième anniversaire. Voir « *Analyse de la rémunération – Éléments de rémunération – Régimes d'intéressement à long terme – Régime d'options d'achat de parts de fiducie* » pour un résumé des dispositions importantes du régime d'options d'achat de parts de fiducie actuel de la Fiducie.

Le tableau suivant donne des renseignements supplémentaires sur les options d'achat de parts de fiducie attribuées aux membres de la haute direction visés au cours de l'exercice.

Nom	Nombre de parts de fiducie sous-jacentes aux options acquises au cours de l'exercice	Prix d'exercice des options ($)	Date d'acquisition	Cours des parts de fiducie à la date d'acquisition ($)
David W. Cornhill	Néant	s.o.	s.o.	s.o.
Richard M. Alexander	Néant	s.o.	s.o.	s.o.
Deborah S. Stein	2 500	23,80	21/04/2008	25,01
Massimiliano Fantuz	Néant	s.o.	s.o.	s.o.
David R. Wright	6 250	25,82	16/01/2008	26,15

Voir « *Analyse de la rémunération – Éléments de rémunération –Régimes d'intéressement à long terme – Régime d'intéressement à moyen terme* » pour un résumé du RIMT.

Le tableau suivant donne des renseignements supplémentaires sur les US et les UR attribuées aux membres de la haute direction visés au cours de l'exercice.

Nom	Nombre de parts de fiducie sous-jacentes aux US et aux UR acquises au cours de l'exercice	Nombre de parts de fiducie supplémentaires accumulées au moment de l'acquisition (1)	Date d'acquisition	Cours des parts de fiducie à la date d'acquisition (2) ($)
David W. Cornhill	1 500 US	406	02/03/2008	23,92
Richard M. Alexander	5 000 US	820	01/05/2008	24,24
	5 000 US	831	01/07/2008	26,52
Deborah S. Stein	1 000 UR(3)	271	02/03/2008	23,92
Massimiliano Fantuz	Néant	s.o.	s.o.	s.o.
David R. Wright	1 000 US	77	16/01/2008	25,59

Notes:

(1) Les US et les UR sont surveillées pendant la période d'acquisition applicable, et les distributions sur une part de fiducie au cours de cette période sont réputées versées aux dates de distribution sur chaque US et UR, sont réinvesties pour acquérir d'autres unités entières fictives, s'accumulent au profit de la personne en question dans les comptes tenus pour cette personne et lui sont versées à l'acquisition, le cas échéant.

(2) Le cours des parts de fiducie aux fins du calcul des montants payables relativement aux US et aux UR acquises correspond à la moyenne des cours de clôture des parts de fiducie pendant les 20 jours précédant l'acquisition.

(3) Un multiplicateur de deux a été appliqué aux versements correspondant aux distributions de la Fiducie (6,58 $), qui excédaient de plus de 15 % le jalon de rendement pendant la période d'attribution (5,40 $).

PRESTATIONS EN VERTU D'UN RÉGIME DE RETRAITE

AltaGas offre les prestations suivantes en vertu des régimes de retraite :

Régime de retraite à cotisations déterminées d'AltaGas

Le 1er juillet 2005, AltaGas a établi un régime de retraite enregistré à cotisations déterminées (le « **régime CD** ») pour ses salariés, y compris les membres de la haute direction. Le régime CD prévoit le versement de cotisations patronales correspondant à 4 % du salaire de base du salarié, plus une cotisation versée en contrepartie des cotisations salariales facultatives, fondée sur les années de service et allant jusqu'à 2 % du salaire de base. Tous les salariés permanents, à l'exception du chef de la direction, participent au régime CD. Les cotisations versées par AltaGas au nom des salariés leur sont acquises après deux années de service auprès d'AltaGas ou d'une société affiliée. Les salariés décident du placement des cotisations salariales et patronales dans l'une ou plusieurs des 18 options de placement offertes dans le cadre du régime.

Nom	Valeur accumulée au début de l'exercice ($)	Montant rémunératoire ($)	Montant non rémunératoire ($)	Valeur accumulée à la fin de l'exercice ($)
David W. Cornhill[1]	s.o.	s.o.	s.o.	s.o.
Richard M. Alexander	37 733	15 008	(7 308)	45 433
Deborah S. Stein	36 951	12 602	(13 912)	35 641
Massimiliano Fantuz	38 022	17 700	(7 299)	48 423
David R. Wright	17 152	14 243	(5 612)	25 783

Note :

(1) M. Cornhill ne participe pas au régime CD. Voir « *Prestations en vertu d'un régime de retraite - REER collectif* » ci-après.

Régime supplémentaire de retraite à l'intention des membres de la haute direction d'AltaGas

Le 1er juillet 2005, AltaGas a établi un régime de retraite à prestations déterminées non enregistré à l'intention des membres de la haute direction pour arrondir leur épargne-retraite au titre des régimes d'AltaGas (le REER collectif et le régime CD). La rente du RSRD est établie de sorte que la valeur de la rente totale de chaque participant est égale à la valeur d'une rente annuelle au titre d'un régime à prestations déterminées correspondant à 2 % du salaire moyen des trois années les mieux rémunérées du participant, multipliée par les années de services validables.

Aux fins du calcul de la rente :

(i) le salaire est le salaire de base du participant, plus 50 % de sa prime visée;

(ii) au moment de l'adhésion au RSRD, les années de service accomplies auprès d'AltaGas en excédent de cinq ans sont reconnues d'office en tant que services validables;

(iii) pour chaque année ultérieure, le participant se verra créditer deux années de services validables jusqu'à ce que sa période de services validables corresponde à ses années de service auprès d'AltaGas. Par la suite, une année de services continus correspondra à une année de services validables;

(iv) la rente de retraite est une rente réversible, comportant une période garantie d'au moins cinq ans. Si le participant est marié au moment de son départ à la retraite, à son décès, et à la fin de la période garantie, la rente est réduite à 60 % et est versée au conjoint sa vie durant;

(v) le participant qui compte au moins cinq années de services validables peut prendre sa retraite dès l'âge de 55 ans. La rente qu'il s'est constituée dans le cadre du régime sera réduite de 3 % par année qui sépare la date de sa retraite de son 60e anniversaire.

Le RSRD versera la différence entre la valeur de la rente de retraite totale établie tel qu'il est indiqué ci-dessus et la valeur de la rente constituée par le participant dans le cadre du régime CD et le REER collectif. Cette prestation au titre du RSRD sera versée au participant sous forme de paiements égaux à compter de la date de sa retraite jusqu'à son 70e anniversaire.

Les prestations du RSRD seront versées à même les produits d'exploitation d'AltaGas au fur et à mesure que les paiements arrivent à échéance. La garantie de la provision actuarielle sera fournie au moyen d'une lettre de crédit.

Nom	Nombre d'années décomptées	Prestations annuelles payables ($)		Obligation au titre des prestations constituées au début de l'exercice ($)	Variation attribuable à des éléments rémunératoires ($)	Variation attribuable à des éléments non rémunératoires [(1)] ($)	Obligation au titre des prestations constituées à la fin de l'exercice ($)
		À la fin de l'exercice	À 65 ans				
David W. Cornhill	13,25	187 130	344 838	1 833 960	791 127	(443 467)	2 181 620
Richard M. Alexander	2,67	20 858	112 110	124 569	91 507	(57 976)	158 100
Deborah S. Stein	1,67	8 333	102 676	Néant	78 281	(28 974)	49 307
Massimiliano Fantuz	2,00	10 019	75 558	Néant	129 664	(31 519)	98 145
David R. Wright	1,96	13 046	81 889	56 916	64 589	(31 582)	89 923

Note :

(1) Reflète la variation des hypothèses, principalement la variation du taux d'actualisation, qui est passé de 5,5 % à 7,25 %, compensée par l'obligation initiale au titre des prestations constituées.

REER collectif

Avant le 1er juillet 2005, AltaGas coordonnait un régime enregistré d'épargne-retraite (« **REER** ») collectif (le « **REER collectif** ») dans le cadre duquel les cotisations versées par les salariés dans leur REER autogéré leur donnaient droit à une cotisation patronale correspondant à 80 % des cotisations salariales, jusqu'à concurrence de 4,8 % du salaire de base. AltaGas continuera de permettre aux salariés de contribuer à un REER aux termes du régime par déductions salariales, mais compte tenu de l'établissement du régime CD (au sens donné ci-après), elle cessera de verser des cotisations en contrepartie de cotisations versées au REER, sauf dans le cas de David W. Cornhill, chef de la direction, qui continue d'en recevoir en guise de participation au régime CD.

CONTRATS DE TRAVAIL DES MEMBRES DE LA HAUTE DIRECTION

AltaGas est partie à des contrats de travail conclus avec David W. Cornhill, Richard M. Alexander, Massimiliano Fantuz et David R. Wright. Ces contrats sont décrits ci-après.

AltaGas Services Inc. était partie à un contrat de travail conclu avec David W. Cornhill, président du conseil et chef de la direction d'AltaGas (le « **contrat de service** »). Le contrat de service a été modifié et mis à jour en date du 1er mai 2004 relativement à l'arrangement de sorte qu'il comporte, pour l'essentiel, des conditions analogues. Le contrat de service modifié et mis à jour a pris effet le 1er mai 2004. Il a été modifié et mis à jour de nouveau le 1er janvier 2007 dans le but, entre autres, d'augmenter le salaire de base de M. Cornhill, de prévoir des attributions d'UR aux termes du RIMT, de modifier ses droits aux termes du RSRD et d'ajuster la rémunération qui lui est payable à la survenance de certains événements.

Avec prise d'effet le 1er janvier 2007, AltaGas a conclu un contrat de travail avec Richard M. Alexander (le « **contrat de M. Alexander** ») selon des conditions essentiellement semblables à celles du contrat de service.

Avec prise d'effet le 1er janvier 2008, AltaGas a conclu un contrat de travail avec David R. Wright (le « **contrat de M. Wright** ») selon des conditions essentiellement semblables à celles du contrat de service.

AltaGas était partie à un contrat de travail conclu avec Massimiliano Fantuz, vice-président directeur, en date du 6 octobre 2004 (le « **contrat de PremStar** »). Le contrat de PremStar a été remplacé, avec prise d'effet le 1er janvier 2008, par un nouveau contrat (le « **contrat de M. Fantuz** ») qui prévoit certaines obligations antérieures relatives à la rémunération à des conditions essentiellement semblables à celles du contrat de service. Le contrat de service, le contrat de M. Alexander, le contrat de M. Wright et le contrat de M. Fantuz sont collectivement appelés les « **contrats de travail** ».

Les conditions des contrats de travail demeurent en vigueur indéfiniment. Les salaires de base prévus dans les contrats de chacun des membres de la haute direction visés sont indiqués dans le tableau sommaire de la rémunération présenté précédemment.

Arrangements en cas de cessation d'emploi et de changement de contrôle

Les contrats de travail prévoient un dédommagement dans les situations suivantes :

- un congédiement sans motif sérieux;
- une démission suivant un congédiement déguisé, défini dans les contrats de travail;
- une démission advenant un « changement de contrôle », défini dans les contrats de travail.

Les contrats de travail prévoient une allocation de retraite équivalant à deux fois : a) le salaire de base annuel payé au cours du dernier mois complet de travail; b) le produit du salaire de base annuel en vigueur au cours du dernier mois de travail et du pourcentage de prime ciblé annuel; c) la valeur des droits aux prestations pour un an; d) la valeur de l'allocation d'automobile annuelle ou, pour ce qui est de M. Cornhill, d'une somme en argent correspondant à douze fois la valeur mensuelle de la voiture qui lui est fournie.

Les contrats de travail de MM. Alexander, Fantuz et Wright sont sensiblement identiques à celui de M. Cornhill. Toutefois, l'allocation de retraite payable à ce dernier diffère dans les deux situations suivantes :

1. Si un changement de contrôle survient, l'allocation de retraite de M. Cornhill augmente pour correspondre à 30 mois de rémunération plutôt qu'aux 24 mois susmentionnés;

2. S'il donne un préavis de six mois conformément au contrat de service, M. Cornhill a droit à une allocation de retraite correspondant à douze mois de rémunération plutôt qu'aux 24 mois susmentionnés.

Si, pendant la durée du contrat de service modifié et mis à jour passé avec M. Cornhill, il se produisait un changement de contrôle (au sens donné ci-après), M. Cornhill aurait droit, en tout temps au cours d'une période de six mois à un an suivant la date de prise d'effet d'un tel changement de contrôle, de mettre fin à son emploi auprès d'AltaGas en donnant un préavis de 60 jours en ce sens. Dans ce cas, ou encore si AltaGas résilie le contrat de service dans l'année suivant le changement de contrôle, M. Cornhill aurait droit à l'allocation de retraite.

Un « changement de contrôle » pour l'application du contrat de service de M. Cornhill comprend l'acquisition d'une position de contrôle par un moyen quel qu'il soit, et le mot « contrôle » comprend le pouvoir de décider de la direction et des politiques d'AltaGas ou du membre de son groupe concerné ou de faire en sorte d'en décider. La définition de changement de contrôle dans le contrat de service modifié et mis à jour a été modifiée pour refléter le fait, compte tenu de la structure organisationnelle de la Fiducie, qu'un changement de contrôle peut se produire par l'acquisition du contrôle des parts de fiducie de la Fiducie ou d'une des entités d'AltaGas figurant dans la structure organisationnelle. La définition de changement de contrôle dans les contrats de travail de MM. Alexander, Fantuz et Wright reflète cette même modification.

MM. Alexander, Fantuz et Wright ont le droit, au moins six mois mais au plus neuf mois après la date de prise d'effet d'un changement de contrôle, de mettre fin à leur emploi auprès d'AltaGas et de recevoir leur allocation de retraite s'ils donnent un préavis de 60 jours à ce sens.

La définition de changement de contrôle dans le contrat de service de M. Cornhill comprend la restructuration des activités d'AltaGas ou de la Fiducie pour éliminer la structure de fiducie de sorte que les activités sont menées par une personne morale. Toutefois, la définition de changement de contrôle dans les contrats de travail de MM. Alexander, Fantuz et Wright ne précise pas qu'une restructuration constitue un changement de contrôle.

Le tableau suivant présente les montants payables à chaque membre de la haute direction visé en cas de cessation d'emploi au 31 décembre 2008, dans les cas indiqués.

Nom	Nombre de mois utilisés pour calculer l'allocation de retraite	Valeur de l'allocation de retraite ($)(1)	Valeur du RSRD supplémentaire ($)(2)	Valeur des incitatifs à long terme ($)(3)	Valeur totale ($)
David W. Cornhill(4)	12	1 079 354	-	3 983 366	5 062 720
David W. Cornhill(5)	24	3 040 471	-	3 983 366	7 023 837
David W. Cornhill(6)	30	3 800 589	289 203	3 983 366	8 073 158
Richard M. Alexander(7)	24	1 311 518	37 383	2 465 868	3 814 769
Deborah S. Stein(8)	s.o.	s.o.	s.o.	s.o.	s.o.
Massimiliano Fantuz(7)	24	1 179 407	244 901	1 746 069	3 170 377
David R. Wright(7)	24	1 034 723	146 491	622 218	1 803 432

Notes :

(1) Comprend le salaire de base, les primes et les avantages sociaux et indirects.
(2) Représente la valeur de la prestation supplémentaire payable en cas de changement de contrôle au 31 décembre 2008.
(3) Représente la valeur, au 31 décembre 2008, des options d'achat de parts de fiducie dans le cours non exercées et la valeur marchande ou de paiement des attributions à base de parts de fiducie dont les droits n'ont pas été acquis. Voir « *Attributions en vertu d'un régime d'intéressement – Attributions à base de parts de fiducie et d'options d'achat de parts de fiducie en cours* ».
(4) Payable à la démission de M. Cornhill s'il donne un préavis d'au moins six (6) mois à AltaGas.
(5) Payable si AltaGas met fin à l'emploi de M. Cornhill en raison de son invalidité permanente, de son décès ou sans motif sérieux ou si M. Cornhill démissionne en raison d'un congédiement déguisé.
(6) Payable si AltaGas met fin à l'emploi de M. Cornhill ou si celui-ci quitte son emploi en raison d'un changement de contrôle d'AltaGas.
(7) Payable si AltaGas met fin à l'emploi d'un membre de la haute direction visé en raison de son invalidité permanente, de son décès ou sans motif sérieux, si le membre de la haute direction visé démissionne en raison d'un congédiement déguisé, ou si AltaGas met fin à l'emploi du membre de la haute direction visé ou si celui-ci quitte son emploi en raison d'un changement de contrôle d'AltaGas.
(8) Mme Stein n'est partie à aucun contrat de travail avec AltaGas.

RÉMUNÉRATION DES ADMINISTRATEURS

Le tableau suivant présente la rémunération totale versée aux administrateurs du commandité au cours de l'exercice terminé le 31 décembre 2008.

Nom	Honoraires ($)	Attributions à base de parts de fiducie(1)(2) ($)	Attributions à base d'options(1)(3) ($)	Rémunération en vertu d'un régime d'intéressement autre qu'à base d'actions ($)	Valeur du régime de retraite ($)	Autre rémunération(4) ($)	Total ($)
David W. Cornhill(5)	s.o.	s.o.	s.o.	s.o.	s.o.	s.o.	s.o.
Allan L. Edgeworth	62 250	16 725	3 200	Néant	Néant	4 130	86 305
Hugh A. Fergusson(6)	28 000	16 725	11 940	Néant	Néant	1 839	58 504
Denis C. Fonteyne	62 250	16 725	3 200	Néant	Néant	3 602	85 777
Daryl H. Gilbert	61 000	16 725	3 200	Néant	Néant	3 602	84 527

Nom	Honoraires ($)	Attributions à base de parts de fiducie(1)(2) ($)	Attributions à base d'options(1)(3) ($)	Rémunération en vertu d'un régime d'intéressement autre qu'à base d'actions ($)	Valeur du régime de retraite ($)	Autre rémunération(4) ($)	Total ($)
Robert B. Hodgins	68 250	16 725	3 200	Néant	Néant	4 658	92 833
Myron F. Kanik(7)	122 250	16 725	3 200	Néant	Néant	4 842	147 017
David F. Mackie	59 250	16 725	3 200	Néant	Néant	Néant	79 175
M. Neil McCrank	54 500	16 725	3 200	Néant	Néant	3 602	78 027

Notes :

(1) Pour plus de détails sur le RIMT et le régime d'options d'achat de parts de fiducie, voir la rubrique « *Analyse de la rémunération – Éléments de rémunération – Régimes d'intéressement à long terme » ci-dessus.*

(2) La juste valeur à la date d'attribution des US et des UR est estimée à l'aide d'un modèle d'évaluation de Black-Scholes-Merton, modifié pour tenir compte de l'accumulation de parts de fiducie supplémentaires avec les distributions, qui nécessite les données suivantes : le cours à la date d'attribution; la durée de vie prévue des US ou des UR; un taux d'intérêt hors risque (taux en vigueur d'une obligation du gouvernement du Canada à coupon zéro dont la durée à courir correspond à la durée de vie prévue de l'US ou de l'UR); la volatilité du cours des parts de fiducie (calculée du 3 mai 2004 jusqu'à la date d'attribution); le taux de distribution (annualisé en fonction des distributions et du cours actuels). En ce qui a trait aux UR, on suppose également que les critères de rendement sont remplis sans l'application d'un multiplicateur. La juste valeur comptable des US et des UR à la date d'attribution est nulle.

(3) La juste valeur à la date d'attribution des options d'achat de parts de fiducie est estimée à l'aide d'un modèle d'évaluation de Black-Scholes-Merton, qui nécessite les données suivantes : le prix d'exercice (correspondant au cours le jour de bourse précédant la date d'attribution); la durée de vie prévue de l'option; un taux d'intérêt hors risque (taux en vigueur d'une obligation du gouvernement du Canada à coupon zéro dont la durée à courir correspond à la durée de vie prévue des options); la volatilité du cours des parts de fiducie (calculée du 3 mai 2004 jusqu'à la date d'attribution); le taux de distribution (annualisé en fonction des distributions et du prix d'exercice actuels). La juste valeur à la date d'attribution des options d'achat de parts de fiducie correspond à la juste valeur comptable à la date d'attribution.

(4) Aucun avantage indirect n'a été versé aux administrateurs ni gagné par ceux-ci au cours de l'exercice. Les montants afférents au régime d'avantages sociaux collectif d'AltaGas sont également inclus.

(5) M. Cornhill n'a reçu aucune rémunération supplémentaire pour avoir agi à titre d'administrateur.

(6) M. Fergusson a été nommé au conseil d'administration le 7 mai 2008.

(7) M. Kanik est l'administrateur principal.

Honoraires

Les membres du conseil d'administration ont droit à une rémunération pour leurs services en qualité d'administrateurs du commandité. Pour l'exercice terminé le 31 décembre 2008, les administrateurs, sauf les administrateurs qui sont également des membres de la haute direction ou du personnel du commandité ou d'AltaGas, ont touché une provision annuelle de 34 000 $, majorée d'un jeton de présence de 1 250 $ par réunion du conseil d'administration et du remboursement de leurs frais remboursables engagés dans l'exercice de leurs fonctions d'administrateurs. Le président du conseil d'administration est un membre de la haute direction d'AltaGas et ne touche aucuns honoraires supplémentaires pour ses services au sein du conseil d'administration. L'administrateur principal touche des honoraires annuels supplémentaires de 60 000 $ pour la charge de travail supplémentaire associée au rôle d'administrateur principal. Pour l'exercice terminé le 31 décembre 2008, chaque administrateur qui préside l'un des comités du commandité a été rémunéré, le président du comité de vérification ayant reçu une provision annuelle supplémentaire de 10 000 $ et le président de chacun des autres comités ayant reçu une provision annuelle supplémentaire de 5 000 $. Chaque membre d'un comité touche une provision annuelle supplémentaire de 3 000 $ par comité. Chaque administrateur qui est membre d'un des comités du commandité a touché un jeton de présence de 1 000 $ par réunion.

Le membre du conseil d'administration d'AltaGas qui est également membre de la haute direction d'AltaGas n'a pas droit à une rémunération pour les services rendus à AltaGas en cette qualité. Le membre du conseil d'administration qui est également membre de la haute direction d'AltaGas sera plutôt rémunéré en sa qualité de membre de la haute direction d'AltaGas.

Nom	Provision de base sur honoraires ($)	Provision sur honoraires pour présidence du conseil/d'un comité ($)	Provision sur honoraires pour participation à un comité ($)	Jeton de présence aux réunions du conseil ($)	Jeton de présence aux réunions d'un comité ($)	Total des honoraires ($)
David W. Cornhill(1)	s.o.	s.o.	s.o.	s.o.	s.o.	s.o.
Allan L. Edgeworth	34 000	Néant	6 000	11 250	11 000	62 250
Hugh A. Fergusson(2)	17 000	Néant	3 000	5 000	3 000	28 000
Denis C. Fonteyne	34 000	5 000	3 000	11 250	9 000	62 250
Daryl H. Gilbert(3)	34 000	2 500	4 500	10 000	10 000	61 000
Robert B. Hodgins	34 000	10 000	3 000	11 250	10 000	68 250
Myron F. Kanik(3)	94 000	7 500	1 500	11 250	8 000	122 250
David F. Mackie	34 000	Néant	6 000	11 250	8 000	59 250
M. Neil McCrank	34 000	Néant	5 250	11 250	4 000	54 500

Notes :

(1) M. Cornhill n'a reçu aucune rémunération supplémentaire pour avoir agi à titre d'administrateur.
(2) M. Fergusson a été nommé au conseil d'administration le 7 mai 2008.
(3) M. Kanik a présidé le comité des ressources humaines et de la rémunération pendant les premier et deuxième trimestres de 2008. M. Gilbert l'a ensuite remplacé à titre de président de ce comité pour les troisième et quatrième trimestres.

Attributions en vertu d'un régime d'intéressement

Attributions à base de parts de fiducie et d'options d'achat de parts de fiducie en cours

Le tableau suivant présente les attributions à base d'options et de parts de fiducie en cours qui ont été consenties en vertu d'un régime d'intéressement aux administrateurs en date du 31 décembre 2008.

Nom	Attributions à base d'options d'achat de parts de fiducie – Nombre de parts de fiducie sous-jacentes aux options non exercées	Prix d'exercice des options(1) ($/part de fiducie)	Date d'expiration des options	Valeur des options dans le cours non exercées(2) ($)	Attributions à base de parts de fiducie – Nombre de parts de fiducie dont les droits n'ont pas été acquis	Valeur marchande ou de paiement des attributions à base de parts de fiducie dont les droits n'ont pas été acquis(3) ($)
David W. Cornhill(4)	s.o.	s.o.	s.o.	s.o.	s.o.	s.o.
Allan L. Edgeworth	20 000	24,62	16/03/2015	Néant	500 US	11 224
	15 000	27,13	11/12/2016	Néant	500 US	12 204
	25 000+	14,24	10/12/2018	74 000	750 US+	21 379
Hugh A. Fergusson	20 000+	25,39	07/05/2018	Néant	750 US+	21 379
	25 000+	14,24	10/12/2018	74 000		
Denis C. Fonteyne	15 000	27,13	11/12/2016	Néant	500 US	11 224
	25 000+	14,24	10/12/2018	74 000	500 US	12 204
					750 US+	21 379
Daryl H. Gilbert	15 000	27,13	11/12/2016	Néant	500 US	11 224
	25 000+	14,24	10/12/2018	74 000	500 US	12 204
					750 US+	21 379
Robert B. Hodgins	20 000	24,62	16/03/2015	Néant	500 US	11 224
	15 000	27,13	11/12/2016	Néant	500 US	12 204
	25 000+	14,24	10/12/2018	74 000	750 US+	21 379
Myron F. Kanik	15 000	27,13	11/12/2016	Néant	500 US	11 224
	25 000+	14,24	12/10/2018	74 000	500 US	12 204
					750 US+	21 379
David F. Mackie	15 000	27,13	11/12/2016	Néant	500 US	11 224
	25 000+	14,24	10/12/2018	74 000	500 US	12 204
					750 US+	21 379
M. Neil McCrank	20 000	25,00	10/12/2017	Néant	500 US	12 204
	25 000+	14,24	10/12/2018	74 000	750 US+	21 379

Notes :

(1) Le prix d'exercice des options est fixé en fonction du cours de clôture des parts de fiducie le jour de bourse précédant la date d'attribution.

(2) La valeur des options dans le cours non exercées représente la différence entre le cours de clôture des parts de fiducie le 31 décembre 2008 (17,20 $) et le prix d'exercice.

(3) La valeur marchande ou de paiement des US et des UR dont les droits n'ont pas été acquis correspond à la somme du nombre initial de parts de fiducie attribuées et du nombre de parts de fiducie supplémentaires accumulées jusqu'au 31 décembre 2008 relativement à ces attributions initiales, multipliée par le cours de clôture moyen pour les 20 derniers jours de bourse de 2008 (15,77 $); à ce produit s'ajoute les distributions qui s'accumuleraient sur ces parts de fiducie jusqu'à l'acquisition, dans l'hypothèse d'une distribution de 2,16 $ la part de fiducie par année.

(4) M. Cornhill n'a reçu aucune rémunération supplémentaire pour avoir agi à titre d'administrateur.

\+ Attribuées au cours de l'exercice terminé le 31 décembre 2008.

Attributions en vertu d'un régime d'intéressement – Valeur à l'acquisition des droits ou valeur gagnée en 2008

Le tableau suivant présente la valeur totale en dollars à l'acquisition des options d'achat de parts de fiducie, des US et des UR pour les administrateurs au cours de l'exercice terminé le 31 décembre 2008, ainsi que les incitatifs en argent annuels gagnés au cours du même exercice par les administrateurs.

Nom	Attributions à base d'options - Valeur à l'acquisition des droits au cours de l'exercice (1) ($)	Attributions à base de parts de fiducie - Valeur à l'acquisition des droits au cours de l'exercice (2) ($)	Rémunération en vertu d'un régime d'intéressement autre qu'à base d'actions - Valeur gagnée au cours de l'exercice ($)
David W. Cornhill(3)	s.o.	s.o.	s.o.
Allan L. Edgeworth	1 900	11 122	s.o.
Hugh A. Fergusson	5 067	Néant	s.o.
Denis C. Fonteyne	Néant	11 122	s.o.
Daryl H. Gilbert	Néant	11 122	s.o.
Robert B. Hodgins	1 900	11 122	s.o.
Myron F. Kanik	Néant	11 122	s.o.
David F. Mackie	Néant	11 122	s.o.
M. Neil McCrank	Néant	4 565	s.o.

Notes :

(1) La valeur à l'acquisition des options d'achat de parts de fiducie représente la différence entre le cours des parts de fiducie au moment de l'acquisition et le prix d'exercice des options d'achat de parts de fiducie.

(2) La valeur à l'acquisition des US et des UR représente le produit des US et des UR acquises, multiplié par le cours des parts de fiducie au moment de l'acquisition.

(3) M. Cornhill n'a reçu aucune rémunération supplémentaire pour avoir agi à titre d'administrateur.

Les options d'achat de parts de fiducie attribuées aux administrateurs sont acquises à raison de 25 % aux premier, deuxième, troisième et quatrième anniversaires de la date d'attribution et expirent au dixième anniversaire, à l'exception des options suivantes :

(i) les options d'achat de parts de fiducie dont la date d'expiration tombe le 11/12/2016 sont acquises à raison de 50 % immédiatement et de 25 % aux premier et deuxième anniversaires de la date d'attribution;

(ii) les options d'achat de parts de fiducie attribuées à M. McCrank et dont la date d'expiration tombe le 10/12/2017 ainsi que celles attribuées à M. Fergusson et dont la date d'expiration tombe le 07/05/2018 sont acquises à raison de un tiers immédiatement et de un tiers aux premier et deuxième anniversaires de la date d'attribution.

Voir « *Analyse de la rémunération – Éléments de rémunération – Régimes d'intéressement à long terme – Régime d'options d'achat de parts de fiducie* » pour un résumé des dispositions importantes du régime d'options d'achat de parts de fiducie actuel de la Fiducie.

Le tableau suivant donne des renseignements supplémentaires sur les options d'achat de parts de fiducie attribuées aux administrateurs et acquises au cours de l'exercice.

Nom	Nombre de parts de fiducie sous-jacentes aux options acquises au cours de l'exercice	Prix d'exercice des options ($)	Date d'acquisition	Cours des parts de fiducie à la date d'acquisition ($)
David W. Cornhill[(1)]	s.o.	s.o.	s.o.	s.o.
Allan L. Edgeworth	5 000	24,62	16/03/2008	25,00
	3 750	27,13	11/12/2008	14,90
Hugh A. Fergusson	6 667	25,39	07/05/2008	26,15
Denis C. Fonteyne	3 750	27,13	11/12/2008	14,90
Daryl H. Gilbert	3 750	27,13	11/12/2008	14,90
Robert B. Hodgins	5 000	24,62	16/03/2008	25,00
	3 750	27,13	11/12/2008	14,90
Myron F. Kanik	3 750	27,13	11/12/2008	14,90
David F. Mackie	3 750	27,13	11/12/2008	14,90
M. Neil McCrank	6 667	25,00	10/12/2008	13,99

Note :

(1) M. Cornhill n'a reçu aucune rémunération supplémentaire pour avoir agi à titre d'administrateur.

Voir « *Analyse de la rémunération – Éléments de rémunération – Régimes d'intéressement à long terme – Régime d'intéressement à moyen terme* » pour un résumé du RIMT.

Le tableau suivant donne des renseignements supplémentaires sur les US et les UR attribuées aux administrateurs et acquises au cours de l'exercice.

Nom	Nombre de parts de fiducie sous-jacentes aux US et aux UR acquises au cours de l'exercice	Nombre de parts de fiducie supplémentaires accumulées au cours de l'exercice [(1)]	Date d'acquisition	Cours des parts de fiducie à la date d'acquisition [(2)] ($)
David W. Cornhill[(3)]	s.o.	s.o.	s.o.	s.o.
Allan L. Edgeworth	250 US	20	16/04/2008	24,13
	250 US	21	10/12/2008	16,65
Hugh A. Fergusson	Néant	Néant	s.o.	s.o.
Denis C. Fonteyne	250 US	20	16/04/2008	24,13
	250 US	21	10/12/2008	16,65
Daryl H. Gilbert	250 US	20	16/04/2008	24,13
	250 US	21	10/12/2008	16,65
Robert B. Hodgins	250 US	20	16/04/2008	24,13
	250 US	21	10/12/2008	16,65
Myron F. Kanik	250 US	20	16/04/2008	24,13
	250 US	21	10/12/2008	16,65
M. Neil McCrank	250 US	21	10/12/2008	16,65

Notes :

(1) Les US et les UR sont surveillées pendant la période d'acquisition applicable, et les distributions sur une part de fiducie au cours de cette période sont réputées versées aux dates de distribution sur chaque US et UR, sont réinvesties pour acquérir d'autres unités entières fictives, s'accumulent au profit de la personne en question dans les comptes tenus pour cette personne et lui sont versées à l'acquisition, le cas échéant.

(2) Le cours des parts de fiducie aux fins du calcul des montants payables relativement aux US et aux UR acquises correspond à la moyenne des cours de clôture des parts de fiducie pendant les 20 jours précédant l'acquisition.

(3) M. Cornhill n'a reçu aucune rémunération supplémentaire pour avoir agi à titre d'administrateur.

Les administrateurs ont limité le pourcentage d'options d'achat de parts de fiducie mises de côté aux fins d'attribution aux administrateurs non salariés à 1,0 % du nombre de parts de fiducie en circulation, y compris les parts échangeables. Le nombre total d'options d'achat de parts de fiducie attribuées à des administrateurs non salariés au 31 décembre 2008 équivaut à 0,51 % du nombre de parts de fiducie émises et en circulation, y compris les parts échangeables. Si les porteurs de parts approuvent à l'assemblée la résolution mentionnée à la rubrique « *Points à l'ordre du jour de l'assemblée – Approbation de modifications au régime d'options d'achat de parts de fiducie* », la limite de 1,0 % actuellement imposée à la participation des administrateurs non salariés sera inscrite dans le régime d'options d'achat d'actions et un nouveau plafond de 100 000 $ par année sera appliqué aux attributions de chaque administrateur non salarié.

EXIGENCE EN MATIÈRE DE PROPRIÉTÉ DE PARTS DE FIDUCIE À L'INTENTION DES ADMINISTRATEURS

AltaGas reconnaît l'importance de s'assurer que les intérêts financiers des administrateurs coïncident avec ceux des porteurs de parts. C'est pourquoi AltaGas a adopté une exigence en matière de propriété de parts de fiducie à l'intention de ses administrateurs le 25 février 2009.

Aux termes de l'exigence, les administrateurs doivent atteindre un niveau précis de propriété de parts de fiducie, soit trois fois leur rémunération annuelle, au cours d'une période quinquennale commençant le 25 février 2009 ou, si cette date est plus éloignée, à la date de leur nomination officielle à titre d'administrateur d'AltaGas. Cette exigence remplace une ligne directrice établie le 9 août 2006.

Nom	Niveau de propriété de parts de fiducie et de parts échangeables visé à la fin de l'exercice[1]	Nombre réel de parts de fiducie et de parts échangeables détenues à la fin de l'exercice[2]	Nombre d'US et d'UR dont les droits n'ont pas été acquis[3]	Nombre total aux fins des lignes directrices en matière de propriété de parts de fiducie[3]	Valeur des parts de fiducie, des parts échangeables, des US et des UR à la fin de l'exercice[4] ($)
David W. Cornhill[5]	s.o.	1 018 572	158 085	1 176 657	21 206 804
Allan L. Edgeworth	5 930	3 000	1 750	4 750	96 407
Hugh A. Fergusson	5 930	5 935	750	6 685	123 461
Denis C. Fonteyne	5 930	38 200	1 750	39 950	701 847
Daryl H. Gilbert	5 930	900	1 750	2 650	60 287
Robert B. Hodgins	5 930	2 000	1 750	3 750	79 207
Myron F. Kanik	5 930	43 960	1 750	45 710	800 919
David F. Mackie	5 930	1 085 941	1 750	1 087 691	18 722 992
M. Neil McCrank	5 930	5 000	1 250	6 250	119 583

Notes :

(1) Le niveau de propriété requis représente trois fois la provision annuelle. La provision annuelle au 31 décembre 2008 était de 34 000 $, soit un niveau de propriété requis de 102 000 $ pour la période quinquennale susmentionnée. Le cours de clôture des parts de fiducie à la TSX le 31 décembre 2008 s'établissait à 17,20 $.

(2) L'information sur les parts de fiducie et les parts échangeables appartenant aux administrateurs comprend les parts de fiducie détenues en propriété véritable directe ou indirecte et les parts de fiducie et les parts échangeables contrôlées, et elle a été fournie par chacun des candidats à la date de clôture des registres.

(3) Pour les besoins de l'administration des lignes directrices en matière de propriété de parts de fiducie d'AltaGas, on tient compte des US et des UR non acquises dans le calcul du niveau de propriété de parts de fiducie.

(4) Calculée selon le cours de clôture des parts de fiducie et des parts échangeables de 17,20 $ à la TSX le 31 décembre 2008, majoré des valeurs indiquées précédemment dans la colonne de tableau nommée « Valeur marchande ou de paiement des attributions à base de parts de fiducie dont les droits n'ont pas été acquis » pour les US et les UR.

(5) M. Cornhill n'est pas assujetti aux lignes directrices en matière de propriété de parts de fiducie à l'intention des membres de la direction.

Le comité de gouvernance examine périodiquement les niveaux de propriété des parts de fiducie pour surveiller les progrès que chaque administrateur fait vers l'atteinte du niveau de propriété requis et pour s'assurer qu'il atteigne et maintienne ce niveau.

TITRES AUTORISÉS AUX FINS D'ÉMISSION AUX TERMES DES RÉGIMES DE RÉMUNÉRATION À BASE DE TITRES DE PARTICIPATION

Le tableau suivant donne des renseignements sur les régimes de rémunération à base de titres de participation d'AltaGas pour l'exercice terminé le 31 décembre 2008 :

	Nombre de titres qui seront émis à l'exercice d'options, de bons de souscription et de droits en cours	**Prix d'exercice moyen pondéré des options, des bons de souscription et des droits en cours**	**Nombre de titres encore disponibles aux fins d'émission future aux termes des régimes de rémunération à base de titres de participation (à l'exclusion des titres indiqués dans la colonne (a))**
Catégorie de régime	**(a)**	**(b)**	**(c)**
Régimes de rémunération à base de titres de participation approuvés par les porteurs de titres	2 972 250	20,33 $	4 218 245[(1)]
Régimes de rémunération à base de titres de participation non approuvés par les porteurs de titres	s.o.[(2)]	s.o.	s.o.[(2)]
Total	2 972 250	20,33 $	4 218 245

Notes :

(1) Des 4 218 245 parts de fiducie encore disponibles aux fins d'émission future aux termes du régime d'achat de parts de fiducie au 31 décembre 2008, seulement 2 541 848 parts de fiducie étaient réservées aux fins d'émission auprès de la TSX aux termes de ce régime.

(2) Aucune part de fiducie n'était disponible ou réservée aux fins d'émission future aux termes du RIMT. À l'acquisition, les US et les UR sont versées en argent ou, au gré d'AltaGas, sous forme de parts de fiducie achetées sur le marché libre. Voir « *Analyse de la rémunération – Éléments de rémunération – Régimes d'intéressement à long terme – Régime d'intéressement à moyen terme* ».

AUTRES QUESTIONS

Le commandité n'a pas connaissance de quelque modification ou autre question dont l'assemblée peut être saisie sauf les questions indiquées dans l'avis de convocation; toutefois, si l'assemblée devait être dûment saisie d'une autre question, les droits de vote représentés par la procuration ci-jointe seront exercés selon le bon jugement de la ou des personnes qui y sont désignées fondées de pouvoir.

AltaGas fournit gratuitement, si on lui en fait la demande, un exemplaire de la notice annuelle de la Fiducie, et de tout document ou des pages pertinentes de tout document qui y sont intégrés par renvoi, des derniers états financiers annuels comparatifs déposés de la Fiducie, et du rapport des vérificateurs s'y rapportant, du dernier rapport de gestion annuel et des états financiers intermédiaires de la Fiducie qui ont été déposés ultérieurement, et du rapport de gestion intermédiaire s'y rapportant. Les renseignements financiers se trouvent dans les états financiers comparatifs et le rapport de gestion de la Fiducie pour l'exercice terminé le 31 décembre 2008.

On peut également obtenir de l'information supplémentaire concernant le commandité, AltaGas et la Fiducie dans le profil de la Fiducie sur SEDAR au www.sedar.com.

FAIT le 3 mars 2009.

ANNEXE A
ÉNONCÉ DES PRATIQUES EN MATIÈRE DE GOUVERNANCE DU COMMANDITÉ

Le tableau suivant présente les exigences en matière d'information sur la gouvernance prescrites par l'Annexe 58-101A1 ainsi que l'approche du commandité en matière de gouvernance. De plus, s'il y a lieu, le tableau fait état des exigences prescrites par le Règlement 52-110 et de la conformité du commandité avec cette norme. Le conseil d'administration estime que les politiques et pratiques en matière de gouvernance du commandité sont conformes en tous points aux exigences du Règlement 52-110 et de l'IG 58-101 et aux lignes directrices de l'IG 58-201.

1. Conseil d'administration	
a.	**Donner la liste des administrateurs qui sont indépendants.** Administrateurs indépendants : Allan L. Edgeworth — Denis C. Fonteyne Hugh A. Fergusson — Daryl H. Gilbert Robert B. Hodgins — Myron F. Kanik David F. Mackie — M. Neil McCrank Cette information est également présentée ci-dessus à la rubrique « *Points à l'ordre du jour de l'assemblée – Élection des administrateurs* ».
b.	**Donner la liste des administrateurs qui ne sont pas indépendants et indiquer le fondement de cette conclusion.** David W. Cornhill, en qualité de chef de la direction du commandité et d'AltaGas et membre de la direction, n'est pas considéré comme indépendant.
c.	**Indiquer si la majorité des administrateurs sont indépendants ou non.** La majorité des administrateurs, soit huit sur neuf, sont indépendants au sens de l'IG 58-201.
d.	**Donner la liste des administrateurs qui siègent au conseil d'autres entités ouvertes.** David W. Cornhill — AltaGas Utility Group Inc. Allan L. Edgeworth — Emera Inc.; Pembina Pipeline Corporation Corporation (administrateur de Pembina Pipeline Income Fund) Hugh A. Fergusson — Provident Energy Ltd. (délégué du fiduciaire de Provident Energy Trust); Canexus Limited (administrateur de Canexus Income Fund) Denis C. Fonteyne — Aucune Daryl H. Gilbert — Crocotta Energy Inc.; Falcon Oil & Gas Ltd..; Galleon Energy Inc.; MGM Energy Corp.; Nexstar Energy Ltd.; Penn West Petroleum Ltd. (administrateur de Penn West Energy Trust); Seaview Energy Inc.; Spry Energy Ltd.; Zedi Inc.

	Robert B. Hodgins	Enerflex Holdings General Partner Ltd. (administrateur d'Enerflex Systems Income Fund) EnerMark Inc. (délégué du fiduciaire du Fonds Enerplus Resources) Fairborne Energy Ltd. MGM Energy Corp.
	Myron F. Kanik	Pembina Pipeline Corporation (administrateur de Pembina Pipeline Income Fund)
	David F. Mackie	Aucune
	M. Neil McCrank	Petrobank Energy and Resources Ltd.
e.	**Indiquer si les administrateurs indépendants tiennent ou non des réunions périodiques hors de la présence des administrateurs non indépendants et des membres de la direction. Dans l'affirmative, indiquer le nombre de réunions tenues au cours du dernier exercice de l'émetteur. Dans la négative, décrire ce que fait le conseil d'administration pour favoriser la libre discussion entre les administrateurs indépendants.** En 2008, les administrateurs indépendants ont tenu sept (7) réunions prévues auxquelles l'administrateur non indépendant et la direction n'étaient pas présents.	
f.	**Indiquer si le président du conseil est un administrateur indépendant ou non. Si le conseil d'administration a un président ou un administrateur principal qui est un administrateur indépendant, donner le nom du président indépendant ou de l'administrateur principal indépendant et exposer son rôle et ses responsabilités.** David W. Cornhill est président du conseil d'administration et chef de la direction du commandité et d'AltaGas et n'est pas considéré comme un administrateur indépendant. Pour s'assurer que le conseil d'administration puisse exercer ses activités indépendamment de la direction, le conseil d'administration a désigné M. Myron F. Kanik, un administrateur indépendant, à titre d'administrateur principal. M. Kanik agit comme président du conseil d'administration aux réunions auxquelles ne participent pas l'administrateur non indépendant et la direction. La responsabilité d'administrer la relation entre le conseil d'administration et la direction a été confiée au comité de gouvernance. M. Kanik préside également le comité de gouvernance. Voir l'exposé sur le comité de gouvernance ci-après.	
g.	**Fournir un relevé des présences de chaque administrateur aux réunions du conseil depuis la date d'ouverture du dernier exercice de l'émetteur.** Voir la description du relevé des présences présentée précédemment à la rubrique « *Élection des administrateurs* ».	
2. Mandat du conseil		
a.	Le conseil d'administration a le mandat suivant : I. CONSTITUTION A. Le conseil d'administration d'AltaGas General Partner Inc. (le « commandité ») a été constitué conformément aux statuts et aux règlements administratifs de la société, dans leur version éventuellement modifiée, et conformément à la *Loi canadienne sur les sociétés par actions* (la « Loi »), dans sa version éventuellement modifiée. B. Le conseil d'administration d'AltaGas General Partner Inc. agira conformément aux statuts et aux règlements administratifs de la société, dans leur version éventuellement modifiée, et conformément à la Loi et à d'autres lois applicables, dans leur version éventuellement modifiée.	

C. Aux termes de la convention de délégation intervenue le 1er mai 2004 entre AltaGas Income Trust (la « Fiducie »), le commandité et le fiduciaire (la « convention de délégation »), le conseil d'administration du commandité s'est vu confier la gestion de l'entreprise et des affaires de la Fiducie.

D. De plus, aux termes d'une convention unanime des actionnaires intervenue le 1er mai 2004 entre le commandité, AltaGas Holding Limited Partnership No. 1, AltaGas Holding Limited Partnership No. 2 et AltaGas Ltd. (« AltaGas ») (la « convention unanime des actionnaires »), AltaGas a accordé au commandité le pouvoir, entre autres, des administrateurs d'AltaGas de nommer les membres de la haute direction d'AltaGas et de gérer l'entreprise ou les affaires d'AltaGas ou d'en superviser la gestion.

II. MEMBRES ET ORGANISATION

A. Les statuts de la société prévoient qu'il doit y avoir au moins un et au plus neuf administrateurs. De plus, les statuts stipulent que les administrateurs peuvent nommer un ou plusieurs administrateurs qui demeurent en poste jusqu'à la prochaine assemblée annuelle des porteurs de parts pour autant que le nombre total d'administrateurs ainsi nommés ne dépasse pas le tiers du nombre d'administrateurs élus à la dernière assemblée annuelle des porteurs de parts.

B. Les candidatures aux postes d'administrateur sont conformes aux statuts et aux règlements administratifs de la société et de la Loi. Le comité de gouvernance du conseil d'administration examine et approuve initialement les candidats aux postes d'administrateur, qui sont ensuite approuvés par le conseil d'administration au complet, puis élus tous les ans par le fiduciaire suivant les directives des porteurs de parts.

C. Le conseil d'administration doit être composé d'une majorité de membres que le conseil d'administration a déterminé comme étant indépendants. Un administrateur est indépendant s'il n'a aucun lien avec la Fiducie, le commandité ou AltaGas qui, de l'avis du conseil d'administration pourrait l'empêcher raisonnablement d'exercer son jugement en toute indépendance.

D. Le conseil d'administration peut déléguer une partie de ses responsabilités à ses comités. Les responsabilités des comités seront décrites dans le mandat de chaque comité, ainsi que le détermine le conseil d'administration.

III. RÉUNIONS

A. Le conseil d'administration se réunit au moins quatre fois par année aux moments et aux endroits fixés par le conseil d'administration, ou selon les exigences des statuts ou de la Loi. De plus, le conseil d'administration se réunit à la demande du président du conseil, de l'administrateur principal, de tout membre de la direction du commandité ou d'AltaGas ou de tout administrateur ou tel qu'il est prescrit par les règlements administratifs.

B. L'avis de convocation à chaque réunion du conseil d'administration ainsi que la date et l'endroit de la tenue de la réunion doivent être donnés à chaque administrateur au moins 48 heures à l'avance lorsque la réunion a lieu conformément aux règlements administratifs ou à la Loi.

C. Le quorum des administrateurs à toute réunion pour les délibérations est celui précisé dans les règlements administratifs.

D. Le conseil d'administration se réunit au moins une fois par trimestre et, en outre, une fois par année pour examiner la planification stratégique et à long terme de la Fiducie.

E. Les administrateurs indépendants se réunissent périodiquement en l'absence de la direction et des administrateurs non indépendants.

IV. FONCTIONS ET RESPONSABILITÉS

A. Le conseil d'administration a un pouvoir plénier. Toute responsabilité qui n'est pas déléguée à la direction ou à un comité du conseil d'administration incombe au conseil d'administration.

B. Le conseil d'administration, conformément aux statuts, aux règlements administratifs et à la Loi, accomplit son mandat et exerce son pouvoir général de gestion ou de surveillance de la gestion de l'entreprise et des affaires de la Fiducie, du commandité et d'AltaGas et est chargé de la direction générale de la Fiducie, du commandité et d'AltaGas.

C. Lorsqu'il exerce ses fonctions et pouvoirs généraux et qu'il remplit son mandat, le conseil d'administration supervise l'élaboration, l'adoption et la mise en application des stratégies et des plans de la Fiducie. Outre ses fonctions et pouvoirs généraux, le conseil doit faire ce qui suit :

1. établir un code d'éthique commerciale, promouvoir une culture d'éthique commerciale à l'échelle de l'organisation et s'assurer que les administrateurs, membres de la direction et salariés de la Fiducie et de ses filiales adhèrent à ce code;
2. participer chaque année au processus de planification stratégique de la Fiducie, y compris examiner les occasions qui se présentent à la Fiducie et à ses filiales et les risques inhérents à leur entreprise;
3. cerner et comprendre les principaux risques associés à l'entreprise de la Fiducie et examiner et approuver la mise en œuvre de systèmes visant à gérer ces risques;
4. surveiller le perfectionnement professionnel et la planification de la relève de la direction au moyen du comité des ressources humaines et de la rémunération;
5. établir des politiques de communication avec les porteurs de parts et des tiers et des politiques de traitement des commentaires provenant des porteurs de parts et de tiers;
6. passer en revue l'efficacité des systèmes d'information de gestion et de contrôle interne de la Fiducie;
7. élaborer l'approche de la Fiducie en matière de gouvernance par l'intermédiaire du comité de gouvernance du conseil d'administration;
8. surveiller les questions de finances, de comptabilité, de vérification et de contrôle financier par l'intermédiaire du comité de vérification du conseil d'administration;
9. surveiller les questions d'environnement et de santé et sécurité au travail par l'intermédiaire du comité de l'environnement, de la santé et de la sécurité au travail du conseil d'administration;
10. examiner de façon générale les résultats d'exploitation de la Fiducie, notamment l'évaluation du rendement général et précis de la direction.

D. Le conseil d'administration est chargé d'établir des politiques qui assurent une communication efficace, en temps opportun et non sélective entre la Fiducie, ses porteurs de parts, les personnes intéressées et le public investisseur. Le conseil d'administration ou le comité approprié de celui-ci, examinera et approuvera le contenu des communications importantes de la Fiducie aux porteurs de parts et au public investisseur, notamment les rapports trimestriels et annuels, la circulaire d'information, la notice annuelle et tout prospectus qui peuvent être publiés. Le conseil d'administration établira des politiques visant à traiter les communications reçues des porteurs de parts, de personnes intéressées et du public.

E. Le conseil d'administration doit définir le mandat, les rôles et les responsabilités de ses comités et du président de chaque comité ainsi qu'établir les responsabilités du président du conseil, de l'administrateur principal, du chef de la direction et de la direction. Le conseil d'administration examinera ce mandat au moins une fois par année.

Exposé

Le mandat du conseil d'administration aux termes de la *Loi canadienne sur les sociétés par actions* (la « **LCSA** ») consiste généralement à gérer l'entreprise et les affaires du commandité ou à en superviser la gestion. Aux termes de la convention unanime des actionnaires, le conseil d'administration a également joué ce rôle relativement à AltaGas.

	Le conseil d'administration se réunit une fois par année pour examiner en profondeur et approuver le budget et le plan de la Fiducie à l'égard de la Fiducie et des membres de son groupe pour l'année suivante. Le conseil d'administration a également prévu la tenue d'une réunion annuelle afin d'examiner en profondeur et d'approuver le plan stratégique global de la Fiducie et des membres de son groupe. La direction fournit régulièrement au conseil d'administration des études opérationnelles sur les activités de la Fiducie et des membres de son groupe. Dans le cadre de ces études, le conseil d'administration expose son point de vue sur les diverses questions de planification stratégique et cerne les risques liés à l'entreprise et autres risques associés aux activités de la Fiducie et des membres de son groupe, selon ce qu'il juge approprié. Le conseil d'administration doit constamment avoir une bonne compréhension des principaux risques associés à l'entreprise de la Fiducie et des membres de son groupe et la direction doit s'assurer que le conseil d'administration et ses comités soient tenus au courant de l'évolution de ces risques en temps opportun. Le conseil d'administration considère que certaines décisions sont suffisamment importantes pour que la direction lui demande son approbation au préalable. Ces décisions comprennent notamment l'approbation des budgets d'exploitation et d'immobilisations annuels ainsi que les modifications importantes de ces budgets ou les dérogations à ceux-ci; l'acquisition ou la vente d'actifs importants, notamment les engagements importants avec des partenaires du secteur d'activités; les opérations importantes de financement par titres de participation ou titres d'emprunt; le remaniement de la direction; toutes les questions prescrites par la déclaration de fiducie ou la LSCA; et toute modification importante des objectifs, des buts et des objectifs commerciaux.
3. Descriptions de poste	
a.	**Indiquer si le conseil d'administration a établi ou non une description de poste écrite pour les postes de président du conseil et de président de chaque comité du conseil. S'il ne l'a pas fait, indiquer brièvement comment il définit le rôle et les responsabilités correspondant à chacun de ces postes.** Le conseil d'administration a établi des mandats écrits pour le conseil d'administration et chacun des comités suivants : le comité de vérification, le comité de gouvernance, le comité des ressources humaines et de la rémunération et le comité de l'environnement, de la santé et de la sécurité au travail, qui décrivent les rôles et les responsabilités du conseil et de chacun des comités. Le mandat du comité de gouvernance comprend l'examen de la description des fonctions des administrateurs et la répartition des fonctions entre les administrateurs, le président du conseil, l'administrateur principal, le chef de la direction et la direction.
b.	**Indiquer si le conseil d'administration et le chef de la direction ont établi ou non une description de poste écrite pour le poste de chef de la direction. S'ils ne l'ont pas fait, indiquer brièvement comment le conseil définit le rôle et les responsabilités du chef de la direction.** Le conseil d'administration a élaboré et tient à jour une description de poste pour le chef de la direction (suivant les exigences imposées par la déclaration de Fiducie, la LCSA et les règlements administratifs d'AltaGas), qui comprend les limites des responsabilités de la direction. Le mandat du comité de gouvernance comprend l'examen de la description des fonctions des administrateurs et la répartition des fonctions entre les administrateurs, le président du conseil, l'administrateur principal, le chef de la direction et la direction. En passant en revue le plan stratégique et le budget annuels, ou d'une autre façon s'il y a lieu, le conseil d'administration élabore des objectifs commerciaux dont le chef de la direction est responsable. Le comité des ressources humaines et de la rémunération évalue le chef de la direction en regard de ces objectifs et informe le conseil d'administration des résultats de l'évaluation.

4. Orientation et formation continue	
a.	**Indiquer brièvement les mesures prises par le conseil d'administration pour orienter les nouveaux administrateurs en ce qui concerne :** **(i) le rôle du conseil, de ses comités et des administrateurs,** **(ii) la nature et le fonctionnement de l'entreprise de l'émetteur.** Le comité de gouvernance doit élaborer les documents et les programmes officiels d'orientation, de perfectionnement et de formation à l'intention des nouveaux administrateurs. Le commandité n'offre pas de programme de formation officiel aux nouveaux administrateurs; toutefois, des réunions sont organisées avec l'administrateur principal, le président du conseil, le chef de la direction, le chef de l'exploitation, le chef des finances, le vice-président, chef du contentieux et secrétaire général et d'autres membres de la direction pour discuter du rôle du conseil d'administration, de ses comités et administrateurs, ainsi que la nature et l'exploitation de l'entreprise d'AltaGas. De plus, le commandité offre des séances d'information et d'orientation à chaque administrateur qui le demande.
b.	**Indiquer brièvement les mesures prises par le conseil d'administration, le cas échéant, pour assurer la formation continue des administrateurs.** Le comité de gouvernance doit élaborer les documents et les programmes officiels d'orientation, de perfectionnement et de formation à l'intention des administrateurs. La formation continue de tous les administrateurs est offerte lorsqu'un besoin est relevé ou en fonction des données fournies par chaque administrateur dans le cadre du processus d'évaluation.
5. Éthique commerciale	
a.	**Indiquer si le conseil d'administration a adopté ou non un code écrit à l'intention des membres de la direction et des salariés. Dans l'affirmative :** **(i) indiquer comment une personne peut en obtenir le texte,** **(ii) décrire de quelle façon le conseil veille au respect du code; s'il n'y veille pas, expliquer s'il s'assure du respect du code et de quelle façon,** **(iii) faire un renvoi à toutes les déclarations de changement important déposées au cours du dernier exercice et se rapportant à la conduite d'un administrateur ou d'un membre de la haute direction qui constitue un manquement au code.** Le conseil d'administration a adopté un code d'éthique commerciale (le « **code d'éthique** »). Le public peut se procurer un exemplaire du code d'éthique commerciale sur le site Web de SEDAR au www.sedar.com, sur le site Web de la Fiducie au www.altagas.ca ou en présentant une demande au vice-président, chef du contentieux et secrétaire général. Le conseil d'administration surveille la conformité avec le code d'éthique commerciale au moyen de rapports de la direction aux comités du conseil chargé des divers aspects de ce code. De plus, la Fiducie a établi une ligne d'aide pour les fournisseurs de services tiers et un site Web pour les plaintes. Les plaintes formulées à un fournisseur de services tiers sont transmises au président du comité de vérification. Les salariés sont tenus d'attester annuellement par leur signature leur compréhension du code d'éthique. Aucune déclaration de changement important n'a été déposée depuis le début du dernier exercice terminé de la Fiducie qui se rapporte à la conduite d'un administrateur ou d'un membre de la haute direction qui constitue un manquement au code d'éthique.

b.	**Décrire les mesures prises par le conseil d'administration pour garantir l'exercice d'un jugement indépendant par les administrateurs lors de l'examen des opérations et des contrats dans lesquels un administrateur ou un membre de la haute direction a un intérêt important.** Tout administrateur qui a un intérêt important dans une opération ou un contrat à l'étude par le conseil d'administration est tenu de déclarer le conflit en question et de ne pas participer à la réunion du conseil d'administration au cours de laquelle cette opération ou ce contrat est examiné et s'abstenir de voter à leur égard. Les membres de la haute direction doivent divulguer tout intérêt important qu'ils ont dans une opération ou un contrat qui est à l'étude par le conseil d'administration et ils ne participent pas à la réunion du conseil d'administration au cours de laquelle l'opération en question est examinée.
c.	**Indiquer les autres mesures prises par le conseil d'administration pour encourager et promouvoir une culture d'éthique commerciale.** Le comité de gouvernance doit élaborer la gouvernance générale de la Fiducie, soit une évaluation permanente des questions de gouvernance, et formuler des recommandations au conseil d'administration concernant l'approche du commandité envers la gouvernance. Le mandat du comité de gouvernance comprend notamment l'examen de l'approche du commandité en matière de conduite éthique commerciale tel qu'il est indiqué dans le code d'éthique et la formulation de recommandations au conseil d'administration à cet égard.
6. Sélection des candidats au conseil d'administration	
a.	**Indiquer la procédure suivie pour trouver de nouveaux candidats au conseil d'administration.** Le mandat du comité de gouvernance comprend notamment la recommandation des administrateurs au conseil d'administration pour pourvoir les postes vacants d'administrateurs ou des candidats aux postes d'administrateur qui seront élus par le fiduciaire, suivant les directives des porteurs de parts. Les qualifications des nouveaux candidats au conseil d'administration sont passées en revue par le comité de gouvernance suivant les critères établis par le conseil d'administration.
b.	**Indiquer si le conseil d'administration a ou non un comité des candidatures composé uniquement d'administrateurs indépendants.** Le comité de gouvernance est actuellement composé de MM. Robert B. Hodgins, Myron F. Kanik, David F. Mackie et M. Neil McCrank, qui sont tous des administrateurs indépendants. M. Myron F. Kanik préside le comité et est l'administrateur principal.
c.	**Si le conseil d'administration a un comité des candidatures, exposer ses responsabilités, ses pouvoirs et son fonctionnement.** Le mandat du comité de gouvernance comprend la recommandation des administrateurs au conseil d'administration pour pourvoir les postes vacants du conseil ou des candidats aux postes d'administrateur qui seront élus par le fiduciaire, suivant les directives des porteurs de parts. Les compétences et les aptitudes des membres du conseil dans son ensemble sont examinées par le comité de gouvernance qui évalue les candidats éventuels. Les qualifications des nouveaux candidats aux postes d'administrateur sont passées en revue par le comité de gouvernance suivant les critères établis par le conseil d'administration. Le mandat du comité de gouvernance comprend aussi l'examen de la taille du conseil d'administration et des pratiques visant à mesurer le rendement et la formulation de recommandations à cet égard. Suivant ces recommandations, le conseil d'administration évalue sa taille chaque année lorsqu'il examine le nombre d'administrateurs qui seront recommandés aux porteurs de parts afin d'être élus à l'assemblée annuelle des porteurs de parts, en tenant compte du nombre nécessaire d'administrateurs pour que le conseil d'administration s'acquitte de ses fonctions efficacement et maintienne une diversité sur le plan des opinions, des aptitudes et de l'expérience.

7. Rémunération	
a.	**Indiquer la procédure en vertu de laquelle le conseil d'administration fixe la rémunération des administrateurs et des membres de la direction de l'émetteur.** Voir l'exposé présenté à la rubrique « *Analyse de la rémunération* » dans la circulaire d'information.
b.	**Indiquer si le conseil d'administration a ou non un comité de la rémunération composé uniquement d'administrateurs indépendants.** Le comité des ressources humaines et de la rémunération est actuellement composé de MM. Denis C. Fonteyne, Daryl H. Gilbert, Myron F. Kanik et David F. Mackie, qui sont tous des administrateurs indépendants. M. Myron F. Kanik a présidé le comité pendant les deux premiers trimestres de 2008. M. Daryl H. Gilbert l'a ensuite remplacé à titre de président du comité.
c.	**Si le conseil d'administration a un comité de la rémunération, exposer ses responsabilités, ses pouvoirs et son fonctionnement** Le mandat du comité des ressources humaines et de la rémunération comprend l'examen et l'approbation des objectifs et des buts commerciaux pertinents à la rémunération du chef de la direction, l'évaluation du chef de la direction en regard de ces buts et objectifs et la formulation de recommandations au conseil d'administration relativement à la rémunération du chef de la direction suivant cette évaluation, l'élaboration de politiques appropriées en matière de rémunération pour les autres membres de la direction d'AltaGas et l'évaluation du rendement de la haute direction. Le comité des ressources humaines et de la rémunération passe en revue l'information concernant la rémunération de la direction avant qu'elle ne soit rendue publique.
d.	**Si, au cours du dernier exercice de l'émetteur, les services d'un consultant ou conseiller spécialisé en rémunération ont été retenus pour aider à fixer la rémunération de membres de la direction de l'émetteur, indiquer l'identité du consultant ou conseiller et exposer les grandes lignes de son mandat. Si le consultant au conseiller a été engagé afin d'effectuer d'autres tâches pour le compte de l'émetteur, l'indiquer et décrire brièvement la nature du travail.** AltaGas a retenu les services de Mercer (Canada) limitée (« **Mercer** ») avec le mandat précis de l'aider et d'aider le conseil d'administration à fixer la rémunération des membres de la direction et des administrateurs d'AltaGas au cours du dernier exercice terminé. Cette aide consistait : (i) à fournir des observations générales sur les tendances et les enjeux du marché; (ii) à fournir des données de référence. Mercer a reçu une rémunération d'environ 54 000 $ pour ce travail. Outre ce mandat, Mercer fournit à AltaGas (par l'intermédiaire d'un autre secteur d'activités) des services généraux de consultation en matière d'avantages sociaux ou de rémunération aux salariés.
8. Autres comités du conseil	
a.	**Si le conseil d'administration a d'autres comités permanents, outre le comité de vérification, le comité des candidatures et le comité de la rémunération, donner la liste des comités et leur fonction.** Outre le comité de vérification, le comité de gouvernance et le comité des ressources humaines et de la rémunération, le conseil d'administration du commandité a établi le comité de l'environnement, de la santé et de la sécurité au travail, qui surveille les politiques, pratiques et procédures relativement à l'environnement, à la santé et à la sécurité des membres du groupe de la Fiducie, dont AltaGas et ses filiales, et formule des recommandations à cet égard. Le comité a établi un système de gestion des risques environnementaux et surveille son fonctionnement au moyen de rapports périodiques. Le comité de l'environnement, de la santé et de la sécurité au travail est actuellement composé de MM. David W. Cornhill, Allan L. Edgeworth, Hugh A. Fergusson, Denis C. Fonteyne et M. Neil McCrank, MM. Edgeworth, Fergusson, Fonteyne et McCrank étant des administrateurs indépendants. M. Denis C. Fonteyne préside le comité.

9. Évaluation	
a.	**Indiquer si le conseil d'administration, les comités du conseil et chaque administrateur sont soumis ou non à une évaluation régulière de leur efficacité et de leur apport. Dans l'affirmative, exposer la procédure d'évaluation.** Le mandat du comité de gouvernance comprend aussi l'établissement de pratiques appropriées visant à mesurer le rendement et à examiner le rendement du conseil d'administration, des comités du conseil d'administration et de chaque administrateur. Le conseil d'administration dispose d'un système d'évaluation de son rendement. Chaque administrateur remplit tous les ans un questionnaire confidentiel visant à fournir aux administrateurs une occasion d'évaluer l'efficacité du conseil d'administration, de ses comités et de chacun des administrateurs et de présenter des suggestions d'amélioration. Le questionnaire vise principalement à recueillir des commentaires constructifs pour améliorer l'ensemble du conseil d'administration. Les questions portent sur la composition du conseil d'administration et de ses comités, sur l'efficacité du conseil d'administration, de ses comités, de son président et administrateur principal et de ses réunions, sur les tâches et responsabilités du conseil d'administration et de ses comités, et sur l'orientation et le processus de développement du conseil d'administration. Le questionnaire rempli est remis au président du comité de gouvernance. Les commentaires des administrateurs sont alors résumés de façon anonyme. Le président du comité de gouvernance fait ensuite état du résumé au conseil d'administration.
Compétences financières en vertu du Règlement 52-110	
Exigence du Règlement 52-110	**Le comité de vérification doit avoir au moins trois membres, dont chacun doit être « indépendant » et posséder des « compétences financières ».**
Le commandité respecte-t-il cette exigence ?	Oui.
Description de l'approche	La LCSA, soit la loi qui régit le commandité, stipule que le comité de vérification du commandité doit être composé d'au moins trois administrateurs dont la majorité ne sont pas des membres de la direction ou des salariés du commandité ou d'un membre de son groupe, notamment AltaGas. Le comité de vérification se conforme à cette exigence et aux exigences du Règlement 52-110.
	Tous les membres du comité de vérification possèdent des « compétences financières » et MM. Allan L. Edgeworth, Hugh Fergusson, Daryl H. Gilbert et Robert B. Hodgins ont une expertise comptable ou autre expertise financière connexe, selon les critères établis par le conseil d'administration conformément au Règlement 52-110. Le conseil d'administration a adopté la définition de « compétences financières » présentée dans le Règlement 52-110.[1] Le conseil d'administration a élaboré le mandat écrit qui énonce les rôles et responsabilités du comité de vérification et aide les membres de ce comité à s'acquitter de leurs fonctions. Ce mandat est passé en revue annuellement par le conseil d'administration. Le comité de vérification évalue le caractère adéquat des procédures de communication au public de l'information financière. Il examine, au nom du conseil, toutes les questions importantes concernant la présentation de l'information financière et la vérification et fait rapport au conseil des résultats de son examen et lui présente ses recommandations concernant ces questions, notamment les états financiers annuels et intermédiaires, les rapports de gestion, les

[1] Le Règlement 52-110 définit les « compétences financières » comme étant la capacité de lire et de comprendre un jeu d'états financiers qui présentent des questions comptables d'une ampleur et d'un degré de complexité comparables, dans l'ensemble, à celles dont on peut raisonnablement croire qu'elles seront soulevées lors de la lecture des états financiers de la Fiducie.

	communiqués de presse connexes de la Fiducie et les contrôles internes. Le comité de vérification examine la nature et la portée de la vérification annuelle telle qu'elle a été proposée par les vérificateurs et la direction. Il doit s'assurer que la direction a établi et maintient des contrôles et des procédures de communication de l'information et des contrôles internes à l'égard de l'information financière.
	Le comité de vérification rencontre régulièrement les vérificateurs de la Fiducie, indépendamment de la direction, et a des voies de communication directes avec les vérificateurs internes et externes de la Fiducie afin de discuter et d'examiner des questions précises jugées appropriées.
Charte du comité de vérification	
Exigence du Règlement 52-110	**Le comité de vérification doit avoir une charte écrite qui énonce son mandat et ses responsabilités.**
Le commandité respecte-t-il cette exigence ?	Oui.
Description de l'approche	Le comité de vérification a mis en place une charte. Voir la notice annuelle de la Fiducie pour l'exercice terminé le 31 décembre 2008 pour obtenir le texte de la charte.

ANNEXE B

RÉSOLUTION ORDINAIRE DES PORTEURS DE PARTS D'ALTAGAS INCOME TRUST

(la « Fiducie »)

OBJET : MODIFICATION DU RÉGIME D'OPTIONS D'ACHAT DE PARTS DE FIDUCIE

PAR CONSÉQUENT, IL EST RÉSOLU ce qui suit sous forme de résolution ordinaire de la Fiducie :

1. Le régime d'options d'achat de parts de fiducie de la Fiducie (le « **régime** ») est modifié conformément à ce qui est décrit dans la circulaire d'information de la direction de la Fiducie datée du 3 mars 2009, y compris la suppression de l'article 11 dans son intégralité et son remplacement par le texte qui suit :

« 11. **Modification et résiliation du régime.**

Sous réserve des exceptions mentionnées ci-après, et sous réserve des lois applicables, le cas échéant, qui exigent l'approbation des porteurs de parts ou d'un organisme gouvernemental ou de réglementation (notamment, la TSX), le conseil d'administration peut en tout temps et sans l'approbation des porteurs de parts modifier, suspendre ou résilier le régime, ou encore une partie de celui-ci ou une option d'achat de parts de fiducie.

Sans que soit limitée la portée générale de ce qui précède, le conseil d'administration peut apporter le genre suivant de modifications au régime sans demander l'approbation des porteurs de parts :

a) les modifications de nature administrative ou non discrétionnaire, notamment, et sans que soit limitée la généralité de ce qui précède, celles qui visent à corriger une ambiguïté, une erreur ou une omission dans le régime, ou à corriger ou compléter une disposition du régime incompatible avec une autre;

b) les modifications nécessaires au respect des dispositions des lois applicables (notamment les règles, règlements et politiques de la TSX);

c) les modifications touchant l'administration du régime;

d) les modifications apportées aux dispositions de résiliation anticipée du régime ou à quelque octroi que ce soit, pourvu que les modifications n'entraînent pas la prolongation de l'octroi au-delà de la durée initiale de l'option;

e) les modifications voulues pour suspendre ou résilier le régime.

L'approbation des porteurs de parts sera requise pour le genre suivant de modifications :

(i) l'augmentation (A) du nombre de parts de fiducie pouvant être émises à l'exercice des options d'achat de parts de fiducie octroyées aux termes du régime, si celui-ci prévoit l'émission d'un nombre fixe maximum de parts de fiducie et (B) du pourcentage de parts de fiducie pouvant être émises à l'exercice des options d'achat de parts de fiducie octroyées aux termes du régime, si celui-ci prévoit un tel pourcentage;

(ii) les modifications qui ont pour effet de réduire le prix d'exercice d'une option d'achat de parts de fiducie;

(iii) l'annulation et la réémission d'une option d'achat de parts de fiducie;

(iv) les modifications qui ont pour effet de prolonger la durée d'une option d'achat de parts de fiducie au-delà de la durée initiale de l'option;

(v) les modifications qui augmentent les limites imposées à la participation au régime des administrateurs non salariés;

(vi) les modifications qui permettraient le transfert ou la cession d'options d'achat de parts de fiducie, sauf dans le cadre d'un règlement de succession normal;

(vii) les modifications apportées au présent article 11;

(viii) les modifications que les porteurs de parts doivent approuver en vertu des lois applicables (notamment les règles, les règlements et les politiques de la TSX).

En cas d'incompatibilité entre les paragraphes a) à e) et les paragraphes (i) à (viii) ci-dessus, ces derniers ont préséance.

Sauf disposition expresse des présentes, aucune mesure du comité, du conseil d'administration ou des porteurs de parts ne peut modifier ou compromettre les droits d'un titulaire d'options sur une option déjà accordée sans le consentement du titulaire en question. »

2. Les administrateurs d'AltaGas General Partner Inc. ou les membres de la direction d'AltaGas Ltd. sont par les présentes autorisés et habilités, au nom et pour le compte de la Fiducie, à signer ou à faire signer et à remettre ou à faire remettre tous les documents et à prendre ou à faire prendre toutes les mesures qu'ils jugent nécessaires ou souhaitables relativement à ce qui précède.

3. Le conseil d'administration d'AltaGas General Partner Inc. peut révoquer la présente résolution avant qu'elle ne soit exécutée, sans qu'il soit nécessaire d'obtenir l'approbation des porteurs de parts de fiducie.

SEC File # 82-34911

SEC File # 82-34911

ANNEXE 51-102A3
DÉCLARATION DE CHANGEMENT IMPORTANT

1. **Dénomination et adresse de la Société :**

AltaGas Income Trust (« **AltaGas** »)
1700, 355 - 4th Avenue S.W.
Calgary (Alberta)
T2P 0J1

2. **Date du changement important :**

Le 27 janvier 2009

3. **Communiqué :**

Le 27 janvier 2009, AltaGas a publié un communiqué annonçant la nature et l'objet du changement important par l'intermédiaire de Marketwire.

4. **Résumé du changement important :**

Le 27 janvier 2009, AltaGas a annoncé qu'elle avait conclu une convention avec un syndicat de preneurs fermes codirigé par Valeurs Mobilières TD inc. et Clarus Securities Inc. aux termes de laquelle les preneurs fermes ont convenu d'acheter à AltaGas, en vue de les revendre au public, 6 100 000 parts de fiducie (les « **parts** ») au prix de 16,50 $ la part, pour un produit brut d'environ 100 millions de dollars. De plus, AltaGas a octroyé aux preneurs fermes une option visant l'achat de 915 000 parts supplémentaires au prix de 16,50 $ la part au cours de la période de 30 jours suivant la clôture du placement. La clôture devrait avoir lieu au plus tard le 10 février 2009.

5. **Description circonstanciée du changement important :**

Le 27 janvier 2009, AltaGas a annoncé qu'elle avait conclu une convention avec un syndicat de preneurs fermes codirigé par Valeurs Mobilières TD inc. et Clarus Securities Inc. aux termes de laquelle les preneurs fermes ont convenu d'acheter à AltaGas, en vue de les revendre au public, 6 100 000 parts de fiducie (les « **parts** ») au prix de 16,50 $ la part, pour un produit brut d'environ 100 millions de dollars. De plus, AltaGas a octroyé une option aux preneurs fermes visant l'achat de 915 000 parts supplémentaires au prix de 16,50 $ la part au cours de la période de 30 jours suivant la clôture du placement.

Le produit net du placement servira à la réduction de la dette.

Les parts seront émises aux termes d'un supplément de prospectus daté du 29 janvier 2009 qui a été déposé auprès des autorités de réglementation en

valeurs mobilières du Canada aux termes du prospectus préalable de base simplifié d'Altagas daté du 8 août 2007.

Les acheteurs aux termes du placement pourront recevoir des distributions en espèces en mars 2009. La date de référence pour ces distributions devrait tomber le 25 février 2009 et la date de paiement, le 16 mars 2009.

La clôture devrait avoir lieu au plus tard le 10 février 2009.

6. Application des paragraphes 2 et 3 de l'article 7.1 du Règlement 51-102 :

Sans objet

7. Information omise :

Sans objet

8. Membre de la haute direction :

Les demandes de renseignements concernant la déclaration de changement important dont il est question aux présentes peuvent être adressées à la personne suivante :

Dennis A. Dawson
Vice-président, chef du contentieux et secrétaire
AltaGas General Partner Inc., à titre de mandataire d'AltaGas Income Trust
Téléphone : 403 691-7575

9. Date de la déclaration :

Le 4 février 2009.

SEC File # 82-34911

This pricing supplement, together with the prospectus to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into the prospectus, as amended or supplemented, constitutes a public offering of these securities only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority has in any way passed upon the merits of these securities and any representation to the contrary is an offence. These securities have not been and will not be registered under the United States Act of 1933 and, subject to certain exceptions, may not be offered or sold within the United States of America.

ALTAGAS INCOME TRUST

Pricing Supplement No:	No. 1
Date:	April 24, 2009

(To a short form shelf prospectus of AltaGas Income Trust (the "**Trust**") dated August 8, 2007, as supplemented by a prospectus supplement of the Trust dated April 3, 2008.)

MEDIUM TERM NOTES – SERIES 1

(unsecured)

Unconditionally guaranteed as to principal and interest by AltaGas Holding Limited Partnership No.1

Terms of Issue

Designation:	7.42% Medium Term Notes, Series 1 (the "**Notes**")
CUSIP #:	02137ZAC82
Principal Amount:	$200,000,000
Commission Rate:	0.35%
Issue Price:	$999.84 per $1,000 principal amount
Net Proceeds (after commission):	$199,268,000
Currency:	Canadian dollars
Trade Date:	April 24, 2009
Settlement Date:	April 29, 2009
Maturity Date:	April 29, 2014
Place of Delivery:	Calgary, Alberta
Coupon Rate:	7.42%
Coupon Dates:	Semi-annually in arrears on April 29 and October 29 in each year, commencing on October 29, 2009.
Initial Coupon Payment Date:	October 29, 2009
Initial Coupon Payment:	$37.10 per $1,000 principal amount
Redemption Provisions:	The Trust may redeem the Notes, either in whole at any time, or in part from time to time, upon not less than 30 and not more than 60 days prior notice, at the higher of the Canada Yield Price (as defined below) and par, together with accrued and unpaid interest to, but excluding, the date of redemption.
Government of Canada Yield Additional Percentage:	137.5 bps
Form of Notes:	Global Note registered in the name of CDS & Co.
Trustee:	Computershare Trust Company of Canada

Dealers:	RBC Dominion Securities Inc. National Bank Financial Inc. CIBC World Markets Inc. Scotia Capital Inc. BMO Nesbitt Burns Inc. TD Securities Inc. HSBC Securities (Canada) Inc.
Method of Distribution:	Agency
Aggregate Principal Amount of Medium Term Notes Outstanding (including those described in this Pricing Supplement):	$200,000,000
Credit Ratings:	The Notes have been given a rating of BBB, stable outlook by S&P and BBB (low), positive trend by DBRS. According to the S&P rating system, an obligor rated BBB has adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. According to the DBRS rating system, debt securities rated BBB are of adequate credit quality. Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities. "High" or "low" grades are used to indicate the relative standing within a particular rating category. The credit ratings accorded to the securities by the rating agencies are not recommendations to purchase, hold or sell the securities in as much as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.
Use of Proceeds:	The net proceeds to the Trust from the sale of the Notes will be used to pay down existing bank indebtedness and for general corporate purposes.
Capitalized Terms:	Capitalized terms used in this Pricing Supplement No. 1 and not defined herein have the meaning given to such terms in the trust indenture dated May 12, 2005 between the Trust and Computershare Trust Company of Canada (the "**Trust Indenture**").

Repurchase Upon Change of Control Triggering Event:

The following description is qualified in its entirety by the terms of the first supplemental indenture to be entered into as of April 29, 2009 between the Trustee and the Trust (the "**First Supplemental Trust Indenture**") amending and supplementing the terms of the Trust Indenture in respect of the Notes.

If a Change of Control Triggering Event (as defined below) occurs, unless the Trust has exercised its optional right to repurchase all of the Notes as described in the Trust Indenture, the Trust will be required to make an offer to repurchase all or, at the option of the Noteholder, any part (equal to $1,000 or an integral multiple thereof) of each Noteholder's Notes pursuant to the offer described below (the "**Change of Control Offer**"), at a purchase price payable in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase.

Within 30 days following any Change of Control Triggering Event, the Trust will be required to give written notice to Noteholders describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Notes on the date specified in the notice (the "**Change of Control Payment Date**"), which date will be no earlier than 30 days and no later than 60 days from the date such notice is given. The Trust must comply with the requirements of applicable securities laws and regulations in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any such applicable securities laws and regulations conflict with the provisions described in this Pricing Supplement No. 1 relating to a Change of Control Offer, the Trust will be required to comply with such laws and regulations and will not be deemed to have breached its obligations to repurchase the Notes by virtue of such conflict.

The Trust will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer substantially in the manner, at the times and in compliance with the requirements for a Change of Control Offer (and for at least the same purchase price payable in cash) and such third party purchases all Notes properly tendered and not withdrawn under its offer.

The failure by the Trust to comply with the covenant set forth above relating to a Change of Control will constitute an Event of Default with respect to the Series 1 Notes.

Amendment to Definition of Funded Obligations in First Supplemental Trust Indenture:

The definition of Funded Obligations for purposes of the First Supplemental Trust Indenture and the Notes only shall be amended as follows:

"**Funded Obligations**" means, in respect of the Trust and its Designated Subsidiaries, as of the date of determination thereof and as determined in accordance with Generally Accepted Accounting Principles on a consolidated basis, without duplication, an amount equal to the Indebtedness which would be classified as debt for borrowed money on a consolidated balance sheet of the Trust and its Designated Subsidiaries excluding (a) Non-Recourse Debt; (b) Subordinated Debt; (c) Purchase Money Obligations; and (d) any amount in respect of obligations of the Trust to a Designated Subsidiary or of a Designated Subsidiary to the Trust or another Designated Subsidiary.

Amendment to Definition of Permitted Encumbrances in First Supplemental Trust Indenture:

The definition of Permitted Encumbrances for purposes of the First Supplemental Trust Indenture and the Notes only shall be amended by removing paragraph (a) thereof in its entirety.

Risk Factors

In addition to the risks identified or incorporated by reference in the prospectus of the Trust dated August 8, 2007, an investment in the Notes is subject to the following additional risks:

Repurchase Upon Change of Control Triggering Event

In the event that the Trust is required to repurchase the Notes upon the occurrence of a Change of Control Triggering Event, it may not have sufficient funds to repurchase the Notes in cash at such time. In addition, the Trust's ability to repurchase the Notes for cash may be limited by applicable law. If the Trust is unable to the repurchase the Notes upon the occurrence of a Change of Control Triggering Event, cross-default provisions in the Trust's other debt instruments may be triggered resulting in events of default thereunder.

Earnings Coverage Ratio

The Trust's interest requirements for the 12-month period ended December 31, 2008 amounted to $34.8 million, after giving effect to the repayment of indebtedness under the Trust's credit facilities with the net proceeds from the Trust's February 2009 trust unit issuance and the issue of the Notes. The Trust's earnings before interest and income taxes for the 12-month period ended December 31, 2008 were $189.4 million, which was approximately 5.44 times the Trust's aggregate interest requirements for the respective periods.

Documents Incorporated by Reference

The prospectus of the Trust dated August 8, 2007, into which this pricing supplement is deemed to be incorporated by reference, also incorporates by reference therein:

(a) the audited comparative consolidated financial statements of the Trust and notes thereto as at and for the years ended December 31, 2008 and 2007 together with the auditors' report thereon, and management's discussion and analysis of results of operations and financial condition for the year ended December 31, 2008;

(b) the annual information form of the Trust dated March 9, 2009 for the year ended December 31, 2008;

(c) the information circular dated March 3, 2009 relating to the annual and special meeting of unitholders of the Trust held on April 21, 2009;

(d) the prospectus supplement of the Trust dated April 3, 2008; and

(e) the material change report of the Trust dated February 4, 2008.

Definitions

"**Canada Yield Price**" shall mean, in effect, a price equal to the price of the Note being redeemed calculated to provide a yield to maturity equal to the Government of Canada Yield (as defined below) on the business day preceding the date on which the notice of redemption is given, plus the Government of Canada Yield Additional Percentage, as set forth above.

"**Change of Control**" shall mean the occurrence of any one of the following: (a) the direct or indirect sale, transfer, conveyance, lease or other disposition (other than by way of consolidation, amalgamation, arrangement, merger or issue of voting securities), in one or a series of related transactions, of all or substantially all of the property and assets of the Trust, on a consolidated basis, to any person or group of persons acting jointly or in concert for purposes of such transaction (other than to the Trust or its subsidiaries); or (b) the consummation of any transaction including, without limitation, any consolidation, amalgamation,

arrangement, merger or issue of voting securities the result of which is that any person or group of persons acting jointly or in concert for purposes of such transaction (other than the Trust and its subsidiaries) becomes the beneficial owner, directly or indirectly, of more than 50% of the voting securities of the Trust and/or securities convertible or exchangeable into or carrying the right to acquire voting securities of the Trust or of any such consolidated, amalgamated, merged or other continuing entity, measured by voting power rather than number of Units (but shall not include the creation of a holding company or similar transaction that does not involve a change in the beneficial ownership of the Trust); provided that a Change of Control shall not be deemed to have occurred solely as a result of any SIFT Restructuring provided that the result of the SIFT Restructuring is that the beneficial owners of voting securities and/or securities convertible or exchangeable into or carrying the right to acquire voting securities of the Trust immediately prior to the SIFT Restructuring continue to beneficially own, directly or indirectly, more than 50% of the voting securities and/or securities convertible or exchangeable into or carrying the right to acquire voting securities, in such resulting entity immediately after such SIFT Restructuring, measured by voting power rather than by number of securities.

"**Change of Control Triggering Event**" shall mean the occurrence of both a Change of Control and a Rating Event.

"**DBRS**" means DBRS Limited and its successors.

"**Government of Canada Yield**" on any date shall mean, in effect, the yield to maturity on such date, assuming semi-annual compounding, which a non-callable Government of Canada Bond would carry, if issued in Canadian Dollars in Canada, at 100% of its principal amount on such date with a term to maturity equal to the remaining term to maturity of the Notes being redeemed. The Government of Canada Yield will be the average of the yields determined by two major Canadian investment dealers selected by the Trust.

"**Investment Grade Rating**" shall mean a rating equal to or higher than BBB- (or the equivalent of any successor rating category of S&P) by S&P, BBB (low) (or the equivalent of any successor rating category of DBRS) by DBRS, or the equivalent investment grade credit rating from any other Specified Rating Agency.

"**Moody's**" means Moody's Investor Service, Inc. and its successors.

"**Rating Event**" shall mean the rating on the Notes is lowered to below an Investment Grade Rating by each of the Specified Rating Agencies, if there are less than three Specified Ratings Agencies, or by two out of three of the Specified Ratings Agencies, if there are three Specified Ratings Agencies (the "**Required Threshold**"), on any day within the 60-day period (which 60-day period will be extended so long as the rating of the Notes is under publicly announced consideration for a possible downgrade by such number of the Specified Rating Agencies which, together with Specified Ratings Agencies which have already lowered their ratings on the Notes as aforesaid, would aggregate in number the Required Threshold, but only to the extent that, and for so long as, a Change of Control Triggering Event would result if such downgrade were to occur) after the earlier of (a) the occurrence of a Change of Control and (b) public notice of the occurrence of a Change of Control or of the Trust's intention or agreement to effect a Change of Control.

"**S&P**" means Standard & Poor's Ratings Services and its successors.

"**SIFT Restructuring**" means any restructuring, reorganization or other transaction or series of related transactions undertaken by the Trust and its subsidiaries as a result of which a corporation is established, created, or adopted for, or in replacement of, the Trust, or any combination of the foregoing, effected for the purpose, directly or indirectly, of addressing the changes to the taxation of certain trusts and partnerships under the *Income Tax Act* (Canada) originally announced on October 31, 2006, as supplemented and implemented from time to time.

"**Specified Rating Agencies**" shall mean each of S&P and DBRS and, if a rating of the Notes is obtained from Moody's shall also include Moody's, as long as, in each case, such entity has not ceased to rate the Notes or failed to make a rating of the Notes publicly available for reasons outside of the Trust's control; provided that if

one or more of S&P, DBRS or Moody's, as applicable, ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of the Trust's control, the Trust may select any other "approved rating organization" within the meaning of National Instrument 41-101 of the Canadian Securities Administrators as a replacement agency for such one or more of them, as the case may be, and provided further that the Trust shall maintain a rating with at least two Specified Rating Agencies at all times.

Legal Matters

Certain legal matters in connection with the issuance of the Notes will be passed upon on behalf of the Trust by Stikeman Elliott LLP and on behalf of the dealers by Blake, Cassels & Graydon LLP. As of the date of this pricing supplement, the partners and associates of Stikeman Elliott LLP and Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding trust units of the Trust.

Consent of Ernst & Young LLP

We have read pricing supplement No. 1 dated April 24, 2009 to the short form base shelf prospectus of AltaGas Income Trust (the "Trust") dated August 8, 2007, as supplemented by the prospectus supplement dated April 3, 2008, relating to the offering of up to $500,000,000 of Medium Term Note Debentures (collectively the "Prospectus") of the Trust. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the Unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2008 and 2007, and the consolidated statements of income and accumulated earnings, comprehensive income and accumulated other comprehensive income and cash flows for each of the years in the two-year period ended December 31, 2008. Our report is dated February 24, 2009.

Calgary, Canada
April 24, 2009

(signed) "Ernst & Young LLP"
Chartered Accountants

Ernst & Young LLP

SEC File # 82-34911

Les titres décrits dans le présent supplément de fixation du prix, ainsi que dans le prospectus auquel il se rattache, dans sa version modifiée ou complétée, et les documents qui sont réputés intégrés par renvoi dans le prospectus, dans sa version modifiée ou complétée, ne sont offerts que là où l'autorité compétente a accordé son visa; ils ne peuvent être proposés que par des personnes dûment inscrites. Aucune commission des valeurs mobilières ni aucune autorité similaire ne s'est prononcée sur la qualité des titres offerts dans le présent supplément; toute personne qui donne à entendre le contraire commet une infraction. Ces titres n'ont pas été ni ne seront inscrits en vertu de la loi des États-Unis intitulée Securities Act of 1933 *et, sous réserve de certaines exceptions, ne peuvent être offerts ni vendus aux États-Unis d'Amérique.*

ALTAGAS INCOME TRUST

Numéro du supplément de fixation du prix : Nº 1
Date : Le 24 avril 2009

(Se rattachant à un prospectus simplifié préalable d'AltaGas Income Trust (la « **Fiducie** ») daté du 8 août 2007, dans sa version complétée par un supplément de prospectus de la Fiducie daté du 3 avril 2008.)

BILLETS À MOYEN TERME - SÉRIE 1

(non garantis)

Capital et intérêts inconditionnellement garantis par AltaGas Holding Limited Partnership No. 1

Modalités de l'émission

Désignation :	Billets à moyen terme 7,42 %, série 1 (les « **billets** »)
Numéro CUSIP :	02137ZAC82
Capital :	200 000 000 $
Commission :	0,35 %
Prix d'émission :	999,84 $ par tranche de capital de 1 000 $
Produit net (après commission) :	199 268 000 $
Monnaie :	Dollar canadien
Date de l'opération :	Le 24 avril 2009
Date de règlement :	Le 29 avril 2009
Date d'échéance :	Le 29 avril 2014
Lieu de livraison :	Calgary (Alberta)
Taux d'intérêt nominal des coupons :	7,42 %
Échéances des coupons :	Semestriellement, à terme échu, le 29 avril et le 29 octobre de chaque année, à compter du 29 octobre 2009
Date du premier paiement des coupons :	Le 29 octobre 2009
Premier paiement des coupons :	37,10 $ par tranche de capital de 1 000 $
Dispositions de remboursement :	La Fiducie peut rembourser les billets, en totalité à tout moment ou en partie de temps à autre, moyennant un préavis d'au moins 30 jours et d'au plus 60 jours, au plus élevé des montants suivants : le prix selon le rendement des obligations du Canada (au sens défini ci-après) ou la valeur nominale des billets, majoré des intérêts courus et impayés jusqu'à la date de remboursement, exclusivement.

Pourcentage supplémentaire au taux de rendement des obligations du gouvernement du Canada :	137,5 points de base
Forme des billets :	Billet global immatriculé au nom de CDS & Co.
Fiduciaire :	Société de fiducie Computershare du Canada
Courtiers :	RBC Dominion valeurs mobilières inc. Financière Banque Nationale Inc. Marchés mondiaux CIBC inc. Scotia Capitaux Inc. BMO Nesbitt Burns Inc. Valeurs Mobilières TD inc. Valeurs mobilières HSBC (Canada) Inc.
Mode de placement :	Placement pour compte
Capital global des billets à moyen terme en circulation (y compris les billets décrits dans le présent supplément de fixation du prix) :	200 000 000 $
Notation :	Les billets ont reçu une note de BBB avec perspective stable de S&P et une note de BBB (bas) avec perspective positive de DBRS. Selon l'échelle de notation de S&P, un débiteur noté BBB dispose de paramètres de protection adéquats. Toutefois, une évolution défavorable des circonstances ou de la conjoncture économique risquent davantage de nuire à la capacité du débiteur de respecter ses engagements financiers. Les notes AA à CCC peuvent être modifiées par l'ajout d'un signe « + » ou d'un signe « - » qui indique la situation relative dans les catégories de notation principales. Selon l'échelle de notation de DBRS, les titres d'emprunt notés BBB présentent une qualité de crédit adéquate. La protection des intérêts et du capital est jugée acceptable, mais l'entité est assez vulnérable aux revirements défavorables de la situation financière et de la conjoncture économique, ou il peut y avoir d'autres conditions défavorables qui réduisent la force de l'entité et de ses titres notés. Les indications « haut » ou « bas » servent à indiquer la situation relative dans une catégorie de notation en particulier. Les notes que les agences de notation attribuent aux billets ne constituent pas des recommandations d'acheter, de conserver ou de vendre des billets dans la mesure où ces notes ne se prononcent pas sur leur cours ou leur bien-fondé pour un épargnant en particulier. Rien ne garantit qu'une note sera maintenue pendant une durée donnée ni qu'elle ne

sera pas éventuellement révisée ou retirée complètement par une agence de notation si elle estime que les circonstances le justifient.

Emploi du produit :

Le produit net revenant à la Fiducie tiré de la vente des billets servira à rembourser des dettes bancaires existantes et aux fins générales de l'entreprise.

Termes clés :

Les termes clés utilisés dans le présent supplément de prospectus nº 1 sans y être définis ont le sens qui leur est attribué dans l'acte de fiducie daté du 12 mai 2005 intervenu entre la Fiducie et Société de fiducie Computershare du Canada (l'« **acte de fiducie** »).

Remboursement en cas d'événement déclencheur de changement de contrôle :

L'exposé suivant doit être lu à la lumière des conditions du premier acte complémentaire qui sera conclu le 29 avril 2009 par le fiduciaire et la Fiducie (le « **premier acte complémentaire de la Fiducie** »), modifiant et mettant à jour les conditions de l'acte de fiducie visant les billets.

Si un événement déclencheur de changement de contrôle (défini ci-après) se produit, à moins que la Fiducie n'ait exercé son droit facultatif de rembourser la totalité des billets de la façon décrite dans l'acte de fiducie, la Fiducie devra offrir de rembourser la totalité ou, au gré du porteur de billets, toute partie (par tranches de 1 000 $) des billets de ce porteur aux termes de l'offre décrite plus loin (l'« **offre en cas de changement de contrôle** ») au prix de remboursement au comptant correspondant à 101 % du montant en capital majoré des intérêts courus et impayés à la date de remboursement.

Dans un délai de 30 jours après tout événement déclencheur de changement de contrôle, la Fiducie devra donner aux porteurs de billets un avis décrivant l'opération ou les opérations qui constituent l'événement déclencheur de changement de contrôle et offrant de rembourser les billets à la date précisée dans l'avis (la « **date de paiement suite à un changement de contrôle** »), date qui ne tombera pas moins de 30 jours ni plus de 60 jours après la date à laquelle l'avis est remis. La Fiducie est tenue de respecter les exigences des lois et des règlements sur les valeurs mobilières applicables dans le cadre du remboursement des billets par suite d'un événement déclencheur de changement de contrôle. Dans la mesure où les dispositions de ces lois ou de ces règlements sur les valeurs mobilières applicables entrent en conflit avec les dispositions relatives à une offre en cas de changement de contrôle résumées dans le présent supplément de fixation du prix nº 1, la Fiducie sera tenue de se conformer à ces lois et règlements et ne sera pas réputée avoir manqué à son obligation de rembourser les billets en raison de ce conflit.

La Fiducie ne sera pas tenue de faire une offre en cas de changement de contrôle à la survenance d'un événement déclencheur de changement de contrôle si un tiers fait une telle offre essentiellement de la façon, dans les délais et en conformité avec les exigences applicables à une offre en cas de changement de contrôle (et assortie au moins du même prix d'achat payable au comptant) et que ce tiers achète la totalité des billets déposés en bonne et due forme et dont le dépôt n'a pas été révoqué aux termes de son offre.

Tout manquement par la Fiducie aux dispositions qui précèdent relativement à un changement de contrôle constituera un cas de défaut au titre des billets de série 1.

Modification de la définition d'obligations financées dans le premier acte complémentaire de la Fiducie :

La définition d'obligations financées contenue dans le premier acte complémentaire de la Fiducie et

applicable aux billets seulement est modifiée comme suit :

« **obligations financées** » À l'égard de la Fiducie et de ses filiales désignées, à la date à laquelle il est établi conformément aux principes comptables généralement reconnus sur une base consolidée, sans double emploi, montant correspondant à la dette figurant au bilan consolidé de la Fiducie et de ses filiales désignées à l'exclusion a) de la dette sans recours; b) de la dette subordonnée; c) des obligations au titre du prix d'achat; et d) de tout montant au titre des obligations de la Fiducie envers une filiale désignée, ou d'une filiale désignée envers la Fiducie ou une autre filiale désignée.

Modification de la définition de charges autorisées dans le premier acte complémentaire de la Fiducie :

La définition de charges autorisées contenue dans le premier acte complémentaire de la Fiducie et applicable aux billets seulement est modifiée par le retrait du paragraphe a) en entier.

Facteurs de risque

En plus des risques énumérés dans le prospectus de base ou intégrés par renvoi dans le prospectus de la Fiducie daté du 8 août 2007, un placement dans les billets est assujetti aux risques additionnels suivants :

Remboursement en cas d'événement déclencheur de changement de contrôle

Si la Fiducie doit rembourser les billets à la survenance d'un événement déclencheur de changement de contrôle, il se pourrait qu'elle n'ait pas les fonds suffisants pour payer les billets au comptant à ce moment. De plus, la capacité de la Fiducie de rembourser les billets au comptant pourrait être limitée par les lois applicables. Si la Fiducie est incapable de rembourser les billets à la survenance d'un événement déclencheur de changement de contrôle, les dispositions en matière de défaut croisé contenues dans les autres conventions relatives à des titres de créance de la Fiducie pourraient être déclenchées, ce qui pourrait donner lieu à un cas de défaut aux termes de ces conventions.

Ratio de couverture par les bénéfices

Les besoins en intérêts de la Fiducie pour la période de 12 mois terminée le 31 décembre 2008 se sont établis à 34,8 millions de dollars, compte tenu du remboursement des dettes au titre des facilités de crédit de la Fiducie avec le produit net de l'émission par la Fiducie de billets en février 2009 et de l'émission des billets. Les bénéfices de la Fiducie avant intérêts et impôts pour la période de 12 mois terminée le 31 décembre 2008 se sont établis à 189,4 millions de dollars, soit environ 5,44 fois les besoins en intérêts totaux de la Fiducie pour cette période.

Documents intégrés par renvoi

Le prospectus de la Fiducie daté du 8 août 2007, dans lequel le présent supplément de fixation du prix est réputé intégré par renvoi, intègre aussi par renvoi :

a) les états financiers consolidés comparatifs vérifiés de la Fiducie et les notes y afférentes pour les exercices terminés les 31 décembre 2008 et 2007, ainsi que le rapport des vérificateurs s'y rapportant, de même que le rapport de gestion pour l'exercice terminé le 31 décembre 2008;

b) la notice annuelle de la Fiducie datée du 9 mars 2009 pour l'exercice terminé le 31 décembre 2008;

c) la circulaire d'information de la direction datée du 3 mars 2009 relativement à l'assemblée annuelle et extraordinaire des porteurs de parts de la Fiducie tenue le 21 avril 2009;

d) le supplément de prospectus de la Fiducie daté du 3 avril 2008;

e) la déclaration de changement important de la Fiducie datée du 4 février 2008.

Définitions

Le « **prix selon le rendement des obligations du Canada** » s'entend, dans les faits, du prix du billet faisant l'objet d'un remboursement, calculé pour donner un rendement à l'échéance correspondant au rendement des obligations du Canada (au sens défini ci-dessous) le jour ouvrable précédant la date à laquelle l'avis de remboursement est donné, majoré du pourcentage supplémentaire au taux de rendement des obligations du gouvernement du Canada indiqué ci-dessus.

Le « **changement de contrôle** » s'entend de la survenance de l'un ou l'autre des cas suivants : a) la vente, le transfert, le transport, la location ou une autre disposition, directement et indirectement (autrement qu'au moyen d'un regroupement, d'un arrangement, d'une fusion ou de l'émission de titres avec droit de vote), exécuté en une opération ou une série d'opérations connexes, de la totalité ou de la quasi-totalité des biens et des actifs de la Fiducie, sur une base consolidée, à une personne ou un groupe de personnes agissant conjointement ou de concert aux fins d'une telle opération (autre que la Fiducie et ses filiales); b) la conclusion de toute opération, notamment, un regroupement, un arrangement, une fusion ou une émission de titres avec droit de vote qui fait en sorte qu'une personne ou un groupe de personnes agissant conjointement ou de concert aux fins d'une telle opération (sauf la Fiducie et ses filiales) devient le propriétaire véritable, directement et indirectement, de plus de 50 % des titres avec droit de vote de la Fiducie ou des titres qui, par échange, par conversion ou autrement, donnent le droit d'acquérir des titres avec droit de vote de la Fiducie ou de l'entité résultant du regroupement ou de la fusion ou de l'entité remplaçante, pourcentage mesuré en fonction des droits de vote plutôt qu'en fonction du nombre de parts (mais ne comprend pas la création d'une société de portefeuille ou une opération semblable qui ne comporte pas un changement de la propriété véritable de la Fiducie). Toutefois, un changements de contrôle ne peut pas découler uniquement de la restructuration d'une EIPD si la restructuration d'une EIPD fait en sorte que les propriétaires véritables des titres avec droit de vote ou des titres qui, par échange, par conversion ou autrement, donnent le droit d'acquérir des titres avec droit de vote de la Fiducie immédiatement avant la restructuration continuent d'être propriétaires véritables, directement ou indirectement, de plus de la moitié des titres avec droit de vote ou des titres qui, par échange, par conversion ou autrement, donnent le droit d'acquérir des titres avec droit de vote dans l'entité issue de l'opération immédiatement après la restructuration, pourcentage mesuré en fonction des droits de vote plutôt qu'en fonction du nombre de titres.

Un « **événement déclencheur de changement de contrôle** » s'entend à la fois d'un changement de contrôle et d'un événement défavorable concernant la notation.

« **DBRS** » s'entend de DBRS Limited et de ses successeurs.

Le « **rendement des obligations du gouvernement du Canada** » s'entend à toute date, dans les faits, du rendement à l'échéance à cette date, en supposant qu'il soit composé semestriellement, que donnerait une obligation du gouvernement du Canada non remboursable libellée en dollars canadiens, comportant une durée jusqu'à l'échéance correspondant à la durée restante jusqu'à la date d'échéance des billets remboursés si elle était émise à cette date au Canada à 100 % de son capital. Le rendement des obligations du Canada correspondra à la moyenne des rendements déterminés par deux importants courtiers en placement canadiens choisis par la Fiducie.

Une « **note de grande qualité** » s'entend d'une note égale ou supérieure à BBB- (ou l'équivalent de toute catégorie de notation remplaçante de S&P) accordée par S&P, à BBB (bas) (ou l'équivalent de toute catégorie de notation remplaçante de DBRS) accordée par DBRS ou une note de crédit de grande qualité équivalente de toute autre agence de notation déterminée.

« **Moody's** » s'entend de Moody's Investor Service, Inc. et de ses successeurs.

Un « **événement défavorable concernant la notation** » s'entend du déclassement de la note des billets par chaque agence de notation déterminée s'il y en a moins que trois ou par deux des trois agences de notation déterminées s'il y en a trois (le « **seuil requis** ») un jour quelconque au cours de la période de 60 jours (laquelle période sera prolongée tant que la note des billets fait l'objet d'une analyse annoncée publiquement en vue d'un déclassement éventuel par le nombre d'agences de notation déterminées qui, avec les agences de notation déterminées qui ont déjà déclassé la note qu'elles ont accordée aux billets, comme il est indiqué précédemment, forme le seuil requis, mais uniquement dans la mesure, et tant et aussi longtemps, qu'un événement déclencheur de changement de contrôle serait provoqué par un tel déclassement s'il survenait) après le premier des deux événements suivants à survenir, à savoir a) la survenance d'un changement de contrôle et b) un avis public de la survenance d'un changement de contrôle ou de l'intention de la Fiducie d'effectuer un changement de contrôle ou d'une convention du Fonds conclue à cette fin.

« **S&P** » s'entend de Standard & Poor's Ratings Services et de ses successeurs.

La « **restructuration d'une EIPD** » désigne une restructuration, une réorganisation ou une autre opération ou série d'opérations connexe entreprises par la Fiducie et ses filiales, à la suite de laquelle une société est constituée, créée ou adoptée, ou remplace la Fiducie, ou une combinaison de ce qui précède, effectuée dans le but, directement ou indirectement, de tenir compte des changements apportés au régime d'imposition de certaines fiducies et sociétés de personnes en vertu de la *Loi de l'impôt sur le revenu* (Canada) qui ont été initialement annoncés le 31 octobre 2006, dans leur version éventuellement complétée et mise en application à l'occasion.

Les « **agences de notation déterminées** » s'entendent de S&P et DBRS et, si Moody's octroie une note aux billets, s'entend également de Moody's, tant et aussi longtemps, dans chaque cas, qu'elles ne cessent pas de noter les billets ou n'omettent pas de rendre publique une note pour les billets pour des raisons indépendantes de la volonté de la Fiducie. Si une ou plusieurs de ces agences cessent de noter les billets ou omettent de rendre publique une note pour les billets pour des raisons indépendantes de la volonté de la Fiducie, elle peut choisir une autre « **agence de notation agréée** », au sens du Règlement 41-101 des Autorités canadiennes en valeurs mobilières, comme agence de remplacement pour une ou plusieurs des agences précitées, selon le cas, à condition que la Fiducie reste notée par au moins deux agence de notation déterminées à tout moment.

Questions d'ordre juridique

Certaines questions d'ordre juridique ayant trait à l'émission des billets seront examinées par Stikeman Elliott S.E.N.C.R.L., s.r.l., pour le compte de la Fiducie, et par Blake, Cassels & Graydon LLP, pour le compte des courtiers. À la date du présent supplément de fixation du prix, les associés et les avocats-salariés de Stikeman Elliott S.E.N.C.R.L., s.r.l. et de Blake, Cassels & Graydon LLP, en tant que groupe, sont propriétaires véritables, directement ou indirectement, de moins de 1 % des parts de fiducie en circulation de la Fiducie.

Consentement d'Ernst & Young s.r.l.

Nous avons lu le supplément de fixation du prix N° 1 daté du 24 avril 2009 se rattachant au prospectus simplifié préalable de base d'AltaGas Income Trust (la «Fiducie») daté du 8 août 2007, dans sa version complétée par le supplément de prospectus daté du 3 avril 2008, relatif au placement d'un maximum de 500 000 000 $ de débentures-billets à moyen terme (collectivement le «prospectus») de la Fiducie. Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention du vérificateur sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus susmentionné notre rapport aux porteurs de parts de la Fiducie portant sur les bilans consolidés de la Fiducie aux 31 décembre 2008 et 2007 et les états consolidés des résultats et des bénéfices cumulés, du résultat étendu et du cumul des autres éléments du résultat étendu et des flux de trésorerie pour chacun des exercices compris dans la période de deux ans terminée le 31 décembre 2008. Notre rapport est daté du 24 février 2009.

Calgary, Canada
Le 24 avril 2009

(signé) Ernst & Young s.r.l.
Comptables agréés

Ernst & Young s.r.l.

SEC File # 82-34911

AltaGas

NEWS RELEASE

SEC File # 82-34911

2009 JUN -4 A 1:27

ALTAGAS INCOME TRUST CLOSES $200 MILLION MEDIUM-TERM NOTE OFFERING

Calgary, Alberta (April 29, 2009) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that it has completed its $200 million issue of senior unsecured medium-term notes. The notes carry a coupon rate of 7.42 percent and mature on April 29, 2014.

"We are pleased to have completed this $200 million debt offering. Combined with other financing initiatives completed in first quarter 2009, this offering further strengthens our balance sheet and increases our financial flexibility," said David Cornhill, Chairman and CEO of the Trust. "We have the financial flexibility to pursue growth projects that support our strategy of owning and operating long-term energy infrastructure assets."

The offering was made through a syndicate of investment dealers co-led by RBC Capital Markets and National Bank Financial Inc. under AltaGas' Short Form Base Shelf Prospectus dated August 8, 2007 and Prospectus Supplement dated April 3, 2008 establishing AltaGas' medium-term note program.

The unsecured medium-term notes are rated BBB, stable outlook by Standard & Poor's Ratings Services and BBB (low), positive trend by DBRS Limited.

The net proceeds from the offering will be used to pay down existing bank indebtedness and for general corporate purposes.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Adrianne Hartley	Sheena McKellar	Investor Relations
(403) 691-9873	(403) 691-9855	1-877-691-7199
adrianne.hartley@altagas.ca	sheena.mckellar@altagas.ca	investor.relations@altagas.ca

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST TO HOLD CONFERENCE CALL AND WEBCAST ON FIRST QUARTER RESULTS ON MAY 7

Calgary, Alberta (May 1, 2009) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) will announce its first quarter results on Thursday, May 7, 2009 before markets open. A conference call and webcast to discuss the results will be held the same day.

Time:	9:00 a.m. MT (11:00 a.m. ET)
Dial-in:	416-406-6419 or toll free at 1-888-575-8232
Webcast:	http://events.onlinebroadcasting.com/altagas/050709/index.php

Shortly after the conclusion of the call, a replay will be available by dialling 416-695-5800 or 1-800-408-3053. The passcode is 4814605. The replay will expire at midnight (Eastern) on May 14, 2009. The webcast will be archived for one year.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Adrianne Hartley	Sheena McKellar	Investor Relations
(403) 691-9873	(403) 691-9855	1-877-691-7199
adrianne.hartley@altagas.ca	sheena.mckellar@altagas.ca	investor.relations@altagas.ca

SEC File # 82-34911

FORM 51-102F3
MATERIAL CHANGE REPORT

1. **Name and Address of Company:**

AltaGas Income Trust ("**AltaGas**")
1700, 355 – 4th Avenue S.W.
Calgary, Alberta T2P 0J1

2. **Date of Material Change:**

April 29, 2009

3. **News Release:**

A press release disclosing the nature and substance of the material change was issued by AltaGas on April 29, 2009 through Marketwire.

4. **Summary of Material Change:**

On April 29, 2009, AltaGas announced that it has completed its $200 million issue of senior unsecured medium-term notes. The notes carry a coupon rate of 7.42 percent and mature on April 29, 2014.

5. **Full Description of Material Change:**

On April 29, 2009, AltaGas announced that it has completed its $200 million issue of senior unsecured medium-term notes. The notes carry a coupon rate of 7.42 percent and mature on April 29, 2014.

The offering was made through a syndicate of investment dealers co-led by RBC Capital Markets and National Bank Financial Inc. under AltaGas' Short Form Base Shelf Prospectus dated August 8, 2007 and Prospectus Supplement dated April 3, 2008 establishing AltaGas' medium-term note program.

The unsecured medium-term notes are rated BBB, stable outlook by Standard & Poor's Ratings Services and BBB (low), positive trend by DBRS Limited.

The net proceeds from the offering will be used to pay down existing bank indebtedness and for general corporate purposes.

6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:**

Not Applicable.

SEC File # 82-34911

7. **Omitted Information:**

Not Applicable.

8. **Executive Officer:**

Inquiries in respect of the material change referred to herein may be made to:

Dennis A. Dawson
Vice President, General Counsel and Corporate Secretary
AltaGas General Partner Inc., as agent of AltaGas Income Trust
Telephone: (403) 691-7575

9. **Date of Report:**

May 1, 2009.

ANNEXE 51-102A3
DÉCLARATION DE CHANGEMENT IMPORTANT

1. Dénomination et adresse de la Société :

AltaGas Income Trust (« **AltaGas** »)
1700, 355 - 4th Avenue S.W.
Calgary (Alberta) T2P 0J1

2. Date du changement important :

Le 29 avril 2009

3. Communiqué :

Le 29 avril 2009, AltaGas a publié un communiqué annonçant la nature et l'objet du changement important par l'intermédiaire de Marketwire.

4. Résumé du changement important :

Le 29 avril 2009, AltaGas a annoncé qu'elle avait réalisé son émission de 200 millions de dollars de billets à moyen terme non garantis de premier rang. Les billets ont un taux d'intérêt nominal de 7,42 pour cent et viennent à échéance le 29 avril 2014.

5. Description circonstanciée du changement important :

Le 29 avril 2009, AltaGas a annoncé qu'elle avait réalisé son émission de 200 millions de dollars de billets à moyen terme non garantis de premier rang. Les billets ont un taux d'intérêt nominal de 7,42 pour cent et viennent à échéance le 29 avril 2014.

Le placement a été effectué par l'entremise d'un syndicat de courtiers en valeurs mobilières codirigé par RBC Marchés des capitaux et Financière Banque Nationale Inc. aux termes du prospectus préalable de base simplifié d'AltaGas daté du 8 août 2007 et du supplément de prospectus daté du 3 avril 2008 établissant le programme de billets à moyen terme d'AltaGas.

Les billets à moyen terme non garantis sont notés BBB avec perspective stable par Standard & Poor's Ratings Services et BBB (bas) avec perspective positive par DBRS Limited.

Le produit net tiré du placement servira à réduire l'encours de la dette bancaire et aux fins générales de l'entreprise.

6. Application des paragraphes (2) et (3) de l'article 7.1 du Règlement 51-102 :

Sans objet.

7. Information omise :

Sans objet.

8. Membre de la haute direction :

Les demandes de renseignements concernant la déclaration de changement important dont il est question aux présentes peuvent être adressées à la personne suivante :

Dennis A. Dawson
Vice-président, chef du contentieux et secrétaire
AltaGas General Partner Inc., à titre de mandataire d'AltaGas Income Trust
Téléphone : 403 691-7575

9. Date de la déclaration :

Le 1er mai 2009.

SEC File # 82-34911

AltaGas

RECEIVED

NEWS RELEASE

ALTAGAS REPORTS SOLID FIRST QUARTER EARNINGS

Calgary, Alberta (May 7, 2009) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced net income of $37.5 million ($0.50 per unit - basic) for the three months ended March 31, 2009, compared to $37.6 million ($0.58 per unit - basic) for the same period of 2008.

"Our solid first quarter earnings reflect the stability of our operations, the benefits of our diversified portfolio of assets and our disciplined risk management," said David Cornhill, Chairman and CEO of the Trust. "We expect 2009 to be another strong year for AltaGas. The majority of revenue is underpinned by long-term contracts and a disciplined hedging program. In addition, we are benefiting from the capital invested in 2008, which have delivered new volumes and earnings."

"We made significant strides earlier this year to further strengthen our balance sheet and increase our financial flexibility through various financing initiatives. Today we have the financial flexibility to pursue projects that support our strategy of growing and operating long-term energy infrastructure assets."

AltaGas declared a distribution of $0.18 per trust unit and exchangeable unit payable on June 15, 2009 to unitholders of record on May 25, 2009. The Trust declared total cash distributions of $0.54 per unit in first quarter 2009.

The Trust continues to optimize existing operations and develop new assets. AltaGas recently submitted its application for the Harmattan Co-stream Project. The project would allow 250 Mmcf/d of rich sweet natural gas to be processed, using spare capacity at the Harmattan Complex, in order to recover ethane and natural gas liquids. The Bear Mountain Wind Park remains on schedule to be in-service in November 2009. The turbines and towers are currently being transported from Germany and Saskatoon, respectively. Turbine erection will commence in June and management expects that power will be delivered to the electrical grid during the summer as part of the commissioning process.

The unaudited interim Consolidated Financial Statements and Management's Discussion and Analysis, which contains additional notes and disclosures, are available on the AltaGas website (www.AltaGas.ca).

FINANCIAL HIGHLIGHTS(1):

- Earnings before interest, taxes, depreciation and amortization (EBITDA) were $62.3 million ($0.82 per unit) for first quarter 2009, compared to $63.6 million ($0.98 per unit) for the same quarter in 2008.
- Funds from operations were $57.0 million ($0.75 per unit) for first quarter 2009, compared to $56.3 million ($0.87 per unit) for the same period in 2008.
- Total debt on March 31, 2009 was $540.2 million, compared to $582.0 million at December 31, 2008. The Trust's debt-to-total capitalization ratio as at March 31, 2009 was 33.6 percent versus 37.8 percent at the end of 2008 and 45.1 percent as at March 31, 2008.

(1) Includes Non-GAAP financial measures. Please see previous public disclosures available at www.altagas.ca or www.sedar.com for definitions.

IN THE FIRST QUARTER:

- On January 7, 2009, AltaGas acquired a wind development project for approximately $2 million. The development assets are located near Medicine Hat, Alberta and provides AltaGas with the potential to develop approximately 100 MW of wind power generation.
- On January 15, 2009, AltaGas invested $10 million to acquire a five percent equity position in Magma Energy

Corp. (Magma), a private company focused on the exploration, development and operation of geothermal energy projects. AltaGas also received the right to acquire a direct interest in certain future geothermal projects developed or acquired by the company. Magma currently owns and operates an 8-MW geothermal energy plant in Nevada, as well as a portfolio of geothermal exploration and development projects in the western United States, Argentina, Chile, Nicaragua and Peru.

- On February 10, 2009, AltaGas successfully completed an equity offering of 6,100,000 Trust units at a price of $16.50 per Trust unit, representing gross proceeds of approximately $100 million. The proceeds from this issue were used to repay indebtedness.
- On March 10, 2009, AltaGas secured a new $250 million credit facility with a syndicate of eight banks. The credit facility was used to retire an existing $250 million credit facility that would have matured in September 2009. The facility has an 18-month term expiring on August 13, 2010. Under the terms of this facility, 50 percent of any term debt issued by the Trust would reduce the amount of the facility by a maximum of $100 million.

SUBSEQUENT TO THE FIRST QUARTER:

- On April 21, 2009, Standard & Poor's (S&P) upgraded the Trust's credit rating from BBB- positive to BBB stable. S&P indicated that the upgrade reflects AltaGas' increased exposure to long-term contracted gas infrastructure business, prudent financial practices, and effective strategy execution.
- On April 23, 2009, AltaGas submitted its application for the Harmattan Co-stream Project to the Alberta Energy Resources Conservation Board (ERCB). The Co-stream Project would allow 250 Mmcf/d of rich, sweet natural gas sourced from the NGTL Western Alberta System to be processed using spare capacity at the Harmattan Complex in order to recover ethane and natural gas liquids. Upon approval from the ERCB, construction of the project would take approximately 14 months to complete. The project is expected to commence operations and contribute to operating income in late 2010. Capital cost estimates for the project range between $100 and $120 million.
- On April 29, 2009, AltaGas completed a $200 million issue of senior unsecured medium-term notes. The notes carry a coupon rate of 7.42 percent and mature on April 29, 2014.

AltaGas will hold a conference call today at 9 a.m. MT (11 a.m. ET) to discuss the first quarter 2009 financial and operating results and other general issues and developments concerning the Trust.

Members of the media, investment community and other interested parties may dial 416-406-6419 or call toll-free at 1-888-575-8232. No pass code is required. Please note that the conference call will also be webcast. To listen, please connect here: http://events.onlinebroadcasting.com/altagas/050709/index.php.

Shortly after the conclusion of the call, a replay will be available by dialing 416-695-5800 or 1-800-408-3053. The passcode is 4814605. The replay expires at midnight (ET) on May 14, 2009. The webcast will be archived for one year.

FORWARD-LOOKING INFORMATION

This release contains forward-looking statements. When used, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this release contains forward-looking statements with respect to, among others things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements are set forth under: "Consolidated Outlook" and "Capital Projects".

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties including without limitation, changes in market competition, governmental or regulatory developments, changes in tax legislation, general economic conditions and other factors set out in the Trust's public disclosure documents.

Many factors could cause the Trust's or any of its business segment's actual results, performance or achievements to vary from those

described in this release, including without limitation those listed above as well as the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in this release herein should not be unduly relied upon. These statements speak only as of the date of this release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this release are expressly qualified as cautionary statements.

Financial outlook information contained in this release about prospective results of operations, financial position or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this release should not be used for the purposes other for which it is disclosed herein.

Additional information relating to AltaGas can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, including its annual release and Consolidated Financial Statements, Annual Information Form, Information Circular, and Proxy Statement, material change reports and press releases issued by the Trust, are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

The material businesses of the Trust are operated by AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership and AltaGas Pipeline Partnership, Taylor NGL Limited Partnership (Taylor), as well as AltaGas Energy Limited Partnership, ECNG Energy L.P. (collectively the operating subsidiaries), AltaGas Renewable Energy Inc. (AREI) and AltaGas Renewable Energy Limited Partnership Inc. (ARELP). The cash flow of the Trust is solely dependent on the results of the operating subsidiaries and is predominantly derived from interest earned on loans to the operating subsidiaries and from dividends or returns of capital from equity interests held within the Trust structure.

AltaGas General Partner Inc., through its Board of Directors, the members of which are elected by the Trust at the direction of the holders of the units, has been delegated by the trustee of the Trust to manage or supervise the business and affairs of the Trust. AltaGas Ltd. provides all management, administrative and operating services to the Trust and its subsidiaries.

CONSOLIDATED FINANCIAL RESULTS

($ millions)	Three months ended March 31 2009	2008
Revenue	354.6	444.5
Unrealized gain on risk management	0.6	0.6
Net revenue[1]	112.1	110.7
EBITDA[1]	62.3	63.6
EBITDA before unrealized gain on risk management[1]	61.7	63.0
Operating income[1]	44.7	47.6
Operating income before unrealized gain on risk management[1]	44.1	47.0
Net income	37.5	37.6
Net income before tax-adjusted unrealized gain on risk management[1]	37.0	37.3
Net income before tax[1]	39.0	40.6
Total assets	2,157.1	1,995.7
Total long-term liabilities	824.3	898.8
Net additions to capital assets	25.8	647.3
Distributions declared[2]	41.3	34.6
Cash flows		
Cash from operations	30.7	36.9
Funds from operations[1]	57.0	56.3

($ per unit)	Three months ended March 31 2009	2008
EBITDA[1]	0.82	0.98
EBITDA before unrealized gain on risk management[1]	0.82	0.97
Net income - basic	0.50	0.58
Net income - diluted	0.49	0.57
Net income before tax-adjusted unrealized gain on risk management[1]	0.49	0.57
Net income before tax[1]	0.52	0.62
Distributions declared[2]	0.540	0.525
Cash flows		
Cash from operations	0.41	0.57
Funds from operations[1]	0.75	0.87
Units outstanding - basic (millions)		
During the period[3]	75.6	65.1
End of period	78.7	66.2

(1) *Non-GAAP financial measure. Please see previous public disclosures.*

(2) *Distributions declared of $0.18 per unit per month commenced in August 2008. January 2008 to July 2008 distributions of $0.175 per unit per month were declared.*

(3) *Weighted average.*

CONSOLIDATED FINANCIAL REVIEW

Net income for the three months ended March 31, 2009 was $37.5 million ($0.50 per unit - basic) consistent with net income from the same period in 2008 of $37.6 million ($0.58 per unit - basic). During the quarter, the gas business performed well despite lower commodity prices and activity in the Western Canada Sedimentary Basin. The power business reported lower results primarily due to lower spot power prices, but benefited from strong hedge prices, lower gas prices and lower environmental compliance costs in the quarter. The Trust also reported lower interest and tax expenses in the current quarter.

Operating income from the gas business was $28.4 million in first quarter 2009 compared to $28.9 million in same quarter 2008. Results were relatively flat in spite of the challenging economic environment faced by the gas business. Operating income decreased primarily due to lower NGL frac spreads and lower throughput in certain Field Gathering and Processing (FG&P) areas. These decreases were partially offset by higher extraction volumes processed, higher FG&P rates and an adjustment to Energy Services liabilities.

In the power business, operating income was $24.1 million in first quarter 2009 compared to $25.9 million in first quarter 2008. Operating income decreased due to lower power prices and higher PPA costs, partially offset by lower transmission costs and lower environmental compliance costs. The power business benefited from fixed-rate hedges that were higher than the spot prices for power during the quarter, as well as lower environmental compliance costs and the contribution from new gas-fired peaking generation capacity.

The operating loss incurred by the Corporate segment decreased primarily due to lower interest expense, partially offset by no investment revenue from Taylor given that Taylor has been fully consolidated since January 10, 2008.

On a consolidated basis, net revenue for the quarter ended March 31, 2009 was $112.1 million compared to $110.7 million in same quarter 2008. In the gas business, net revenue increased due to higher extraction volumes, higher FG&P rates and incremental revenue from the adjustment to Energy Services liabilities. These increases were partially offset by lower spot commodity prices and lower throughput in certain FG&P areas. In the power business, net revenue decreased due to lower power prices and higher PPA costs. Furthermore, the Corporate segment reported lower revenue of $0.6 million due to lower investment income.

Operating and administrative expense for first quarter 2009 was $49.8 million, up from $47.1 million in same quarter in 2008. The increase was primarily a result of incremental costs associated with the addition of new assets and businesses acquired by the Trust during 2008.

Amortization expense for first quarter 2009 was $17.6 million compared to $16.0 million in the same quarter last year. The increase was due to the growth in AltaGas' asset base from acquisition and construction activities.

Interest expense for first quarter 2009 was $5.7 million compared to $7.0 million in same quarter 2008. The decrease was due to lower average debt balances of $568.6 million compared to $577.2 million for the same period in 2008, and lower average interest rates. The average borrowing rate was 4.7 percent in first quarter 2009 compared to 5.1 percent for first quarter 2008.

Income tax expense in first quarter 2009 was $1.5 million compared to income tax expense of $3.0 in the same period 2008. The decrease was primarily due to lower income subject to tax and lower applicable tax rates.

Consolidated Outlook

AltaGas is well positioned to deliver another year of strong results in 2009, despite a challenging economic environment. The majority of the Trust's earnings are underpinned by long-term, fee-for-service, cost-of-service or minimum volume commitment contracts. To the extent that the Trust is exposed to NGL frac spreads and power prices in Alberta, the Trust has a disciplined hedging strategy which mitigates the impact of NGL frac spread and power price volatility. In 2009, approximately 60 percent of NGL volumes exposed to frac spreads and two-thirds of power generation exposed to

spot power prices have been hedged at prices similar to hedged prices in 2008. Gas business results are expected to be relatively unchanged in 2009 compared to 2008 since revenue contributions from completed capital projects and fewer turnarounds are expected to offset lower NGL frac spreads. The power business results are expected to be lower based on the current forward spot price for power. Lower power prices are expected to be partially offset by the contribution from the new peaking plants, which came on line in late 2008, and the Bear Mountain Wind Park, which is expected to be in commercial service in November 2009.

GLOBAL MARKET CONDITIONS

Global financial markets have recently experienced severe turmoil; however AltaGas' financial position and ability to generate cash from its operations in the short and long terms remain strong. The Trust also has good access to capital markets. In February 2009, the Trust issued trust units for gross proceeds of approximately $100 million and secured a new $250 million revolving and term credit facility. On April 29, 2009, the Trust issued $200 million in medium-term notes (MTN) with a coupon rate of 7.42 percent which mature in April 2014. In addition, trust units issued under the Trust's Distribution Reinvestment and Optional Unit Purchase Plan (DRIP) are expected to raise approximately $40 million in 2009.

The Trust's liquidity position remains sound, underpinned by highly predictable cash flow from operations, as well as revolving bank lines of $750 million, of which $363.6 million was available as at March 31, 2009 and strong participation in the DRIP. Subsequent to the MTN issue and use of funds to repay a portion of revolving bank lines, at March 31, 2009, the trust would have had $463.6 million available on its adjusted bank lines of $650 million.

CAPITAL PROJECTS

The outlook for 2009 capital expenditures is approximately $250 million with committed spending of approximately $210 million. The total of $250 million is expected to be split approximately 30 percent for gas and 70 percent for power projects. The majority of the $210 million of committed spending is to complete the construction of the Bear Mountain Wind Park.

Based on projects currently under review, AltaGas expects that capital expenditures for 2010 to be approximately $150 million, 80 percent for gas and 20 percent for power. To date, no commitments have been made for capital projects in 2010.

Harmattan Co-stream Project

On April 23, 2009, AltaGas submitted its application for the Harmattan Co-stream Project to the Alberta Energy Resources Conservation Board. Upon approval, construction of the project would require approximately 14 months to complete. The project, as currently designed, is expected to cost in the range of $100 million to $120 million and would begin contributing to operating income in late 2010. The project will allow 250 Mmcf/d of rich, sweet natural gas sourced from the Nova Gas Transmission Ltd. Western Alberta System to be processed using spare capacity at the Harmattan Complex to recover ethane and NGL.

RESULTS OF OPERATIONS BY SEGMENT

Operating Income

($ millions)	Three months ended March 31 2009	2008
Gas Business		
Extraction and Transmission	**22.7**	24.8
Field Gathering and Processing	**3.2**	4.3
Energy Services	**2.5**	(0.2)
	28.4	28.9
Power Generation	**24.1**	25.9
Corporate	**(7.8)**	(7.2)
	44.7	47.6

INVESTED CAPITAL

During first quarter 2009, AltaGas acquired capital assets, long-term investments and other assets for $36.0 million compared to $653.3 million in 2008 which was primarily due to the Taylor acquisition.

Net Invested Capital - Investment Type — Three Months Ended March 31, 2009

($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Capital assets	**6.1**	**2.4**	**4.2**	**11.9**	**1.2**	**25.8**
Long-term investments and other assets	**-**	**-**	**-**	**9.6**	**0.6**	**10.2**
Net invested capital	**6.1**	**2.4**	**4.2**	**21.5**	**1.8**	**36.0**

Net Invested Capital - Investment Type — Three Months Ended March 31, 2008

($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Capital assets	559.2	31.0	1.1	55.3	0.7	647.3
Long-term investments and other assets	-	-	-	4.8	1.2	6.0
	559.2	31.0	1.1	60.1	1.9	653.3
Disposals:						
Long-term investments and other assets	-	-	-	-	(48.2)	(48.2)
Net invested capital	559.2	31.0	1.1	60.1	(46.3)	605.1

The Trust categorizes its invested capital into maintenance, growth and administration.

Growth capital of $33.5 million was incurred in first quarter 2009 (first quarter 2008 - $650.7 million) which included $10.0 million for the acquisition of an interest in Magma Energy Corp., $8.4 million for the construction of Bear Mountain Wind Park, $6.1 million for various E&T projects, $4.2 million for the development of the Sarnia Storage Project, $2.8 million in advanced renewable energy projects, $0.9 million for FG&P projects and $0.3 million for gas-fired peaking plants. The growth capital has been financed through increased long-term debt. Maintenance capital expenditures were $0.6 million in first quarter 2009 and 2008. Administrative capital for the first quarter was largely unchanged from the same period of 2008.

Invested Capital - Use

Three Months Ended March 31, 2009

($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Maintenance	-	0.6	-	-	-	0.6
Growth	6.1	1.7	4.2	21.5	-	33.5
Administrative	-	0.1	-	-	1.8	1.9
Invested capital	6.1	2.4	4.2	21.5	1.8	36.0

Invested Capital - Use

Three Months Ended March 31, 2008

($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Maintenance	0.6	-	-	-	-	0.6
Growth	558.6	30.9	1.1	60.1	-	650.7
Administrative	-	0.1	-	-	1.9	2.0
Invested capital	559.2	31.0	1.1	60.1	1.9	653.3

SEC File # 82-34911

Consolidated Balance Sheets

(unaudited)

($ thousands)		March 31 2009		December 31 2008
ASSETS				
Current assets				
Cash and cash equivalents	$	**24,009**	$	18,304
Accounts receivable		**197,514**		220,280
Inventory		**1,135**		775
Restricted cash holdings from customers		**27,940**		24,017
Risk management		**101,257**		92,842
Other current assets		**7,642**		7,705
		359,497		363,923
Capital assets		**1,449,381**		1,436,686
Energy arrangements, contracts and relationships		**136,422**		138,913
Goodwill		**143,840**		143,840
Risk management		**39,943**		31,147
Long-term investments and other assets		**27,997**		17,744
	$	**2,157,080**	$	2,132,253
LIABILITIES AND UNITHOLDERS' EQUITY				
Current liabilities				
Accounts payable and accrued liabilities	$	**144,765**	$	198,232
Distributions payable to unitholders		**14,162**		12,943
Short-term debt		**1,079**		4,493
Current portion of long-term debt		**1,381**		1,363
Customer deposits		**27,940**		24,017
Deferred revenue		**3,049**		2,777
Risk management		**61,767**		57,423
Other current liabilities		**13,359**		21,927
		267,502		323,175
Long-term debt		**521,076**		559,412
Asset retirement obligations		**44,317**		41,708
Future income taxes		**214,253**		211,256
Risk management		**21,992**		16,745
Convertible debentures		**16,648**		16,682
Other long-term liabilities		**6,046**		5,833
		1,091,834		1,174,811
Unitholders' equity		**1,065,246**		957,442
	$	**2,157,080**	$	2,132,253

Consolidated Statements of Income and Accumulated Earnings

(unaudited)

For the three months ended ***($ thousands except per unit amounts)***	**March 31** **2009**	March 31 2008
REVENUE		
Operating	**$ 353,453**	$ 442,462
Unrealized gain on risk management	**635**	628
Other	**469**	1,361
	354,557	444,451
EXPENSES		
Cost of sales	**242,410**	333,703
Operating and administrative	**49,847**	47,147
Amortization:	**17,550**	16,001
Capital assets	**15,059**	13,517
Energy arrangements, contracts and relationships	**2,491**	2,484
	309,807	396,851
	44,750	47,600
Interest expense		
Short-term debt	**193**	784
Long-term debt	**5,511**	6,215
Total interest	**5,704**	6,999
Income before income taxes	**39,046**	40,601
Income tax expense		
Current income tax	**87**	19
Future income tax	**1,424**	3,003
Net income	**37,535**	37,579
Accumulated earnings, beginning of period	**673,736**	510,412
Accumulated earnings, end of period	**$ 711,271**	$ 547,991
Net income per unit		
Basic	**$ 0.50**	$ 0.58
Diluted	**$ 0.49**	$ 0.57
Weighted average number of units outstanding (thousands)		
Basic	**75,602**	65,064
Diluted	**76,517**	66,006

Consolidated Statements of Comprehensive Income and Accumulated Other Comprehensive Income

(unaudited)

For the three months ended *($ thousands)*		March 31 2009		March 31 2008
Net income	$	**37,535**	$	37,579
Other comprehensive income (loss), net of tax				
Unrealized net gain on derivatives designated as cash flow hedges		**9,696**		(3,386)
Reclassification of available-for-sale financial assets as a result of business acquisition		**-**		(17,873)
Reclassification to net income of net gain on derivatives designated as cash flow hedges pertaining to prior periods		**(4,459)**		(2,900)
		5,237		(24,159)
Comprehensive income	$	**42,772**	$	13,420
Accumulated other comprehensive income, beginning of period	$	**31,569**	$	27,169
Other comprehensive income, net of tax		**5,237**		(24,159)
Accumulated other comprehensive income, end of period	$	**36,806**	$	3,010

Consolidated Statements of Cash Flows

(unaudited)

For the three months ended *($ thousands)*	**March 31 2009**	March 31 2008
Cash from operations		
Net income	$ **37,535**	$ 37,579
Items not involving cash:		
Amortization	**17,550**	16,001
Accretion of asset retirement obligations	**766**	457
Unit-based compensation	**49**	100
Future income tax expense	**1,424**	3,003
Gain on sale of assets	**-**	(7)
Equity income	**(606)**	(533)
Unrealized gain on risk management	**(635)**	(628)
Other	**906**	280
Funds from operations	**56,989**	56,252
Asset retirement obligations settled	**(149)**	(56)
Net change in non-cash working capital	**(26,175)**	(19,282)
	30,665	36,914
Investing activities		
Increase (decrease) in customer deposits	**(3,923)**	6,376
Capital expenditures	**(34,362)**	(51,688)
Distributions from equity investments	**218**	64
Acquisition of long-term investments and other assets	**(10,000)**	(260,606)
	(48,067)	(305,854)
Financing activities		
Increase in short-term debt	**(3,413)**	6,008
Net issuance (repayment) of revolving long-term debt	**(38,584)**	281,345
Repayment of long-term debt	**(337)**	(314)
Distributions to unitholders	**(40,034)**	(33,198)
Net proceeds from issuance of units	**105,475**	7,711
Net proceeds from issuance of warrants	**-**	4,500
	23,107	266,052
Change in cash and cash equivalents	**5,705**	(2,888)
Cash and cash equivalents, beginning of period	**18,304**	12,451
Cash and cash equivalents, end of period	$ **24,009**	$ 9,563

SEC File # 82-34911

Supplementary Quarterly Financial Information

($ millions unless otherwise indicated)	Q1-09	Q4-08	Q3-08	Q2-08	Q1-08
FINANCIAL HIGHLIGHTS[1]					
Net Revenue[2]					
Gas business					
Extraction and Transmission	**44.6**	42.7	43.8	44.1	45.6
Field Gathering and Processing	**33.4**	33.6	38.1	40.6	31.6
Energy Services	**6.1**	3.3	4.4	3.0	3.4
	84.1	79.6	86.3	87.7	80.6
Power Generation	**27.5**	35.9	32.8	31.9	28.4
Corporate	**1.2**	10.1	3.6	(2.8)	2.0
Intersegment Elimination	**(0.7)**	0.2	-	0.5	(0.3)
	112.1	125.8	122.7	117.3	110.7
EBITDA[2]					
Gas Business					
Extraction and Transmission	**29.9**	29.0	25.4	25.7	31.0
Field Gathering and Processing	**10.5**	10.3	14.2	12.8	11.2
Energy Services	**3.0**	0.1	1.4	(0.4)	0.3
	43.4	39.4	41.0	38.1	42.5
Power Generation	**26.0**	34.4	31.8	31.4	27.7
Corporate	**(7.1)**	(2.9)	(4.7)	(15.7)	(6.6)
	62.3	70.9	68.1	53.8	63.6
Operating Income (Loss)[2]					
Gas Business					
Extraction and Transmission	**22.7**	22.2	18.0	18.8	24.8
Field Gathering and Processing	**3.2**	3.1	7.2	5.8	4.3
Energy Services	**2.5**	(0.3)	0.8	(0.9)	(0.2)
	28.4	25.0	26.0	23.7	28.9
Power Generation	**24.1**	32.5	30.1	29.4	25.9
Corporate	**(7.8)**	(3.4)	(5.4)	(16.1)	(7.2)
	44.7	54.1	50.7	37.0	47.6

(1) *Columns may not add due to rounding.*

(2) *Non-GAAP financial measure.*

Supplementary Quarterly Operating Information

	Q1-09	Q4-08	Q3-08	Q2-08	Q1-08
OPERATING HIGHLIGHTS					
Extraction and Transmission					
Extraction inlet gas processed (Mmcf/d)(1)	**882**	790	781	759	864
Extraction volumes (Bbls/d)(1)	**42,898**	35,426	35,591	35,335	41,443
Transmission volumes (Mmcf/d)(1)(3)	**348**	367	381	390	379
Frac spread - realized ($/Bbl)(1)(4)	**25.29**	28.41	26.02	27.61	27.02
Frac spread - average spot price ($/Bbl)(1)(4)	**15.20**	18.58	36.92	30.32	29.70
Field Gathering and Processing					
Capacity (gross Mmcf/d)(2)	**1,172**	1,172	1,178	1,178	1,178
Throughput (gross Mmcf/d)(1)	**480**	521	545	554	542
Capacity utilization (%)(1)	**41**	44	46	47	46
Energy Services					
Energy management service contracts(2)	**1,707**	1,711	1,572	1,514	1,499
Average volumes transacted (GJ/d)(1)	**374,113**	291,353	298,608	303,212	324,758
Power Generation					
Volume of power sold (GWh)(1)	**664**	664	651	648	660
Average price realized on sale of power ($/MWh)(1)	**74.33**	87.30	83.10	89.46	78.24
Alberta Power Pool average spot price ($/MWh)(1)	**63.01**	95.18	80.36	107.56	76.69

(1) *Average for the period.*

(2) *As at period end.*

(3) *Excludes natural gas liquids pipeline volumes.*

(4) *AltaGas reports an indicative frac spread or NGL margin, expressed in dollars per barrel of NGL, which is derived from Edmonton postings for propane, butane and condensate and the daily AECO natural gas price.*

Other Information

DEFINITIONS

Bbls/d	barrels per day
Bcf	billion cubic feet
GJ	gigajoule
GWh	gigawatt-hour
Mcf	thousand cubic feet
Mmcf/d	million cubic feet per day
MW	megawatt
MWh	megawatt-hour

ABOUT ALTAGAS

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure organizations. The Trust creates value by growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

Media
Adrianne Hartley
(403) 691-9873
adrianne.hartley@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, **Deborah S. Stein, Vice President Finance and Chief Financial Officer**, certify the following:

1. Review: I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of AltaGas Income Trust (the "issuer") for the interim period ended March 31, 2009.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is based on the principles of the Committee of Sponsoring Organizations (COSO).

5.2 N/A

5.3 N/A

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on January 1, 2009 and ended on March 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: ***May 6, 2009***

{Signed}

Deborah S. Stein
Vice President Finance and Chief Financial Officer

FORM 52-109F2 SEC File # 82-34911

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, **David W. Cornhill, Chairman and Chief Executive Officer**, certify the following:

1. Review: I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of AltaGas Income Trust (the "issuer") for the interim period ended March 31, 2009.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is based on the principles of the Committee of Sponsoring Organizations (COSO).

5.2 N/A

5.3 N/A

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on January 1, 2009 and ended on March 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: ***May 6, 2009***

{Signed}

David Cornhill
Chairman and Chief Executive Officer

Management's Discussion and Analysis

The Management's Discussion and Analysis (MD&A) of operations and unaudited interim Consolidated Financial Statements presented herein are provided to enable readers to assess the results of operations, liquidity and capital resources of AltaGas Income Trust (AltaGas or the Trust) as at and for the three months ended March 31, 2009 compared to the three months ended March 31, 2008. This MD&A dated May 6, 2009 should be read in conjunction with the accompanying unaudited interim Consolidated Financial Statements and notes thereto of the Trust as at and for the three months ended March 31, 2009 and with the audited Consolidated Financial Statements and MD&A contained in the Trust's annual report for the year ended December 31, 2008.

This MD&A contains forward-looking statements. When used in this MD&A the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this MD&A contains forward-looking statements with respect to, among others things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements are set forth under: "Consolidated Outlook"; "Capital Projects"; "Gas Business Outlook"; "Power Business - Outlook"; and "Corporate Outlook".

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties including without limitation, changes in market competition, governmental or regulatory developments, changes in tax legislation, general economic conditions and other factors set out in the Trust's public disclosure documents.

Many factors could cause the Trust's or any of its business segment's actual results, performance or achievements to vary from those described in this MD&A, including without limitation those listed above as well as the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in this MD&A herein should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this MD&A are expressly qualified as cautionary statements.

Financial outlook information contained in this MD&A about prospective results of operations, financial position or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this MD&A should not be used for the purposes other for which it is disclosed herein.

Additional information relating to AltaGas can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, including its annual MD&A and Consolidated Financial Statements, Annual Information Form, Information Circular, and Proxy Statement, material change reports and press releases issued by the Trust, are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

The material businesses of the Trust are operated by AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership and AltaGas Pipeline Partnership, Taylor NGL Limited Partnership (Taylor), as well as AltaGas Energy Limited Partnership, ECNG Energy L.P. (collectively the operating subsidiaries), AltaGas Renewable Energy Inc. (AREI) and AltaGas Renewable Energy Limited Partnership Inc. (ARELP). The cash flow of the Trust is solely dependent on the results of the operating subsidiaries and is predominantly derived from interest earned on loans to the operating subsidiaries and from dividends or returns of capital from equity interests held within the Trust structure.

AltaGas General Partner Inc., through its Board of Directors, the members of which are elected by the Trust at the direction of the holders of the units, has been delegated by the trustee of the Trust to manage or supervise the business and affairs of the Trust. AltaGas Ltd. provides all management, administrative and operating services to the Trust and its subsidiaries.

CONSOLIDATED FINANCIAL RESULTS

($ millions)	Three months ended March 31 2009	2008
Revenue	**354.6**	444.5
Unrealized gain on risk management	**0.6**	0.6
Net revenue[(1)]	**112.1**	110.7
EBITDA[(1)]	**62.3**	63.6
EBITDA before unrealized gain on risk management[(1)]	**61.7**	63.0
Operating income[(1)]	**44.7**	47.6
Operating income before unrealized gain on risk management[(1)]	**44.1**	47.0
Net income	**37.5**	37.6
Net income before tax-adjusted unrealized gain on risk management[(1)]	**37.0**	37.3
Net income before tax[(1)]	**39.0**	40.6
Total assets	**2,157.1**	1,995.7
Total long-term liabilities	**824.3**	898.8
Net additions to capital assets	**25.8**	647.3
Distributions declared[(2)]	**41.3**	34.6
Cash flows		
Cash from operations	**30.7**	36.9
Funds from operations[(1)]	**57.0**	56.3

($ per unit)	Three months ended March 31 2009	2008
EBITDA[(1)]	**0.82**	0.98
EBITDA before unrealized gain on risk management[(1)]	**0.82**	0.97
Net income - basic	**0.50**	0.58
Net income - diluted	**0.49**	0.57
Net income before tax-adjusted unrealized gain on risk management[(1)]	**0.49**	0.57
Net income before tax[(1)]	**0.52**	0.62
Distributions declared[(2)]	**0.540**	0.525
Cash flows		
Cash from operations	**0.41**	0.57
Funds from operations[(1)]	**0.75**	0.87
Units outstanding - basic (millions)		
During the period[(3)]	**75.6**	65.1
End of period	**78.7**	66.2

(1) *Non-GAAP financial measure. Please see previous public disclosures.*

(2) *Distributions declared of $0.18 per unit per month commenced in August 2008. January 2008 to July 2008 distributions of $0.175 per unit per month were declared.*

(3) *Weighted average.*

CONSOLIDATED FINANCIAL REVIEW

Net income for the three months ended March 31, 2009 was $37.5 million ($0.50 per unit - basic) consistent with net income from the same period in 2008 of $37.6 million ($0.58 per unit - basic). During the quarter, the gas business performed well despite lower commodity prices and activity in the Western Canada Sedimentary Basin. The power business reported lower results primarily due to lower spot power prices, but benefited from strong hedge prices, lower gas prices and lower environmental compliance costs in the quarter. The Trust also reported lower interest and tax expenses in the current quarter.

Operating income from the gas business was $28.4 million in first quarter 2009 compared to $28.9 million in same quarter 2008. Results were relatively flat in spite of the challenging economic environment faced by the gas business. Operating income decreased primarily due to lower NGL frac spreads and lower throughput in certain Field Gathering and Processing (FG&P) areas. These decreases were partially offset by higher extraction volumes processed, higher FG&P rates and an adjustment to Energy Services liabilities.

In the power business, operating income was $24.1 million in first quarter 2009 compared to $25.9 million in first quarter 2008. Operating income decreased due to lower power prices and higher PPA costs, partially offset by lower transmission costs and lower environmental compliance costs. The power business benefited from fixed-rate hedges that were higher than the spot prices for power during the quarter, as well as lower environmental compliance costs and the contribution from new gas-fired peaking generation capacity.

The operating loss incurred by the Corporate segment decreased primarily due to lower interest expense, partially offset by no investment revenue from Taylor given that Taylor has been fully consolidated since January 10, 2008.

On a consolidated basis, net revenue for the quarter ended March 31, 2009 was $112.1 million compared to $110.7 million in same quarter 2008. In the gas business, net revenue increased due to higher extraction volumes, higher FG&P rates and incremental revenue from the adjustment to Energy Services liabilities. These increases were partially offset by lower spot commodity prices and lower throughput in certain FG&P areas. In the power business, net revenue decreased due to lower power prices and higher PPA costs. Furthermore, the Corporate segment reported lower revenue of $0.6 million due to lower investment income.

Operating and administrative expense for first quarter 2009 was $49.8 million, up from $47.1 million in same quarter in 2008. The increase was primarily a result of incremental costs associated with the addition of new assets and businesses acquired by the Trust during 2008.

Amortization expense for first quarter 2009 was $17.6 million compared to $16.0 million in the same quarter last year. The increase was due to the growth in AltaGas' asset base from acquisition and construction activities.

Interest expense for first quarter 2009 was $5.7 million compared to $7.0 million in same quarter 2008. The decrease was due to lower average debt balances of $568.6 million compared to $577.2 million for the same period in 2008, and lower average interest rates. The average borrowing rate was 4.7 percent in first quarter 2009 compared to 5.1 percent for first quarter 2008.

Income tax expense in first quarter 2009 was $1.5 million compared to income tax expense of $3.0 in the same period 2008. The decrease was primarily due to lower income subject to tax and lower applicable tax rates.

Consolidated Outlook

AltaGas is well positioned to deliver another year of strong results in 2009, despite a challenging economic environment. The majority of the Trust's earnings are underpinned by long-term, fee-for-service, cost-of-service or minimum volume commitment contracts. To the extent that the Trust is exposed to NGL frac spreads and power prices in Alberta, the Trust has a disciplined hedging strategy which mitigates the impact of NGL frac spread and power price volatility. In 2009, approximately 60 percent of NGL volumes exposed to frac spreads and two-thirds of power generation exposed to

spot power prices have been hedged at prices similar to hedged prices in 2008. Gas business results are expected to be relatively unchanged in 2009 compared to 2008 since revenue contributions from completed capital projects and fewer turnarounds are expected to offset lower NGL frac spreads. The power business results are expected to be lower based on the current forward spot price for power. Lower power prices are expected to be partially offset by the contribution from the new peaking plants, which came on line in late 2008, and the Bear Mountain Wind Park, which is expected to be in commercial service in November 2009.

GLOBAL MARKET CONDITIONS

Global financial markets have recently experienced severe turmoil; however AltaGas' financial position and ability to generate cash from its operations in the short and long terms remain strong. The Trust also has good access to capital markets. In February 2009, the Trust issued trust units for gross proceeds of approximately $100 million and secured a new $250 million revolving and term credit facility. On April 29, 2009, the Trust issued $200 million in medium-term notes (MTN) with a coupon rate of 7.42 percent which mature in April 2014. In addition, trust units issued under the Trust's Distribution Reinvestment and Optional Unit Purchase Plan (DRIP) are expected to raise approximately $40 million in 2009.

The Trust's liquidity position remains sound, underpinned by highly predictable cash flow from operations, as well as revolving bank lines of $750 million, of which $363.6 million was available as at March 31, 2009 and strong participation in the DRIP. Subsequent to the MTN issue and use of funds to repay a portion of revolving bank lines, at March 31, 2009, the trust would have had $463.6 million available on its adjusted bank lines of $650 million.

CAPITAL PROJECTS

The outlook for 2009 capital expenditures is approximately $250 million with committed spending of approximately $210 million. The total of $250 million is expected to be split approximately 30 percent for gas and 70 percent for power projects. The majority of the $210 million of committed spending is to complete the construction of the Bear Mountain Wind Park.

Based on projects currently under review, AltaGas expects that capital expenditures for 2010 to be approximately $150 million, 80 percent for gas and 20 percent for power. To date, no commitments have been made for capital projects in 2010.

Harmattan Co-stream Project

On April 23, 2009, AltaGas submitted its application for the Harmattan Co-stream Project to the Alberta Energy Resources Conservation Board. Upon approval, construction of the project would require approximately 14 months to complete. The project, as currently designed, is expected to cost in the range of $100 million to $120 million and would begin contributing to operating income in late 2010. The project will allow 250 Mmcf/d of rich, sweet natural gas sourced from the Nova Gas Transmission Ltd. Western Alberta System to be processed using spare capacity at the Harmattan Complex to recover ethane and NGL.

NON-GAAP FINANCIAL MEASURES

This MD&A contains references to certain financial measures that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to GAAP financial measures are shown below. All of the measures have been calculated consistently with previous disclosures.

References to net revenue, operating income, EBITDA, EBITDA before unrealized gain (loss) on risk management, net income before tax-adjusted unrealized gain (loss) on risk management, net income before tax and funds from operations throughout this document have the meanings as set out in this section.

Net Revenue

($ millions)		Three months ended March 31 2009	2008
Net revenue		**112.1**	110.7
Add:	Cost of sales	**242.5**	333.8
Revenue (GAAP financial measure)		**354.6**	444.5

Net revenue, which is revenue less the cost of commodities purchased for sale and shrinkage, is a better reflection of performance than revenue, as changes in the market price of natural gas and power affect both revenue and cost of sales.

Operating Income

($ millions)		Three months ended March 31 2009	2008
Operating income		**44.7**	47.6
Deduct:	Interest expense	**(5.7)**	(7.0)
	Income tax expense	**(1.5)**	(3.0)
Net income (GAAP financial measure)		**37.5**	37.6

Operating income is a measure of the Trust's profitability from its principal business activities prior to how these activities are financed or how the results are taxed. The measure is used by management to assess the operating performance of the business segments as it is a better indicator of operating performance than net income. Operating income is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue less operating and administrative expenses and amortization.

Operating Income Before Unrealized Gain on Risk Management

($ millions)		Three months ended March 31 2009	2008
Operating income before unrealized gain on risk management		**44.1**	47.0
Add (deduct):	Unrealized gain on risk management	**0.6**	0.6
	Interest expense	**(5.7)**	(7.0)
	Income tax expense	**(1.5)**	(3.0)
Net income (GAAP financial measure)		**37.5**	37.6

Operating income before unrealized gain (loss) on risk management is a measure of the Trust's profitability from its principal business activities. AltaGas enters into financial instruments to manage risk, not as a principle business activity and therefore reviews company performance prior to the accounting of the unrealized gain (loss) from risk management activities. Operating income before unrealized gain (loss) on risk management is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue adjusted for unrealized gain (loss) on risk management less operating and administrative expenses and amortization.

EBITDA

($ millions)		Three months ended March 31 2009	2008
EBITDA		**62.3**	63.6
Deduct:	Amortization	**(17.6)**	(16.0)
	Interest expense	**(5.7)**	(7.0)
	Income tax expense	**(1.5)**	(3.0)
Net income (GAAP financial measure)		**37.5**	37.6

EBITDA is a measure of the Trust's operating profitability. EBITDA provides an indication of the results generated by the Trust's principal business activities prior to accounting for how these activities are financed, assets are amortized or how the results are taxed. EBITDA is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue less operating and administrative expenses.

EBITDA Before Unrealized Gain on Risk Management

($ millions)		Three months ended March 31 2009	2008
EBITDA before unrealized gain on risk management		**61.7**	63.0
Add (deduct):	Unrealized gain on risk management	**0.6**	0.6
	Amortization	**(17.6)**	(16.0)
	Interest expense	**(5.7)**	(7.0)
	Income tax expense	**(1.5)**	(3.0)
Net income (GAAP financial measure)		**37.5**	37.6

EBITDA before unrealized gain (loss) on risk management is a measure of the Trust's operating profitability without the impact of the change in fair value of risk management contracts. EBITDA before unrealized gain (loss) on risk management reports the results of the Trust's principal business activities on a realized basis and prior to how business activities are financed, assets are amortized or how the results are taxed. AltaGas does not speculate on commodity prices, but rather enters into financial instruments to manage risk, and therefore evaluates company performance prior to the accounting of the unrealized gain (loss) from risk management activities. EBITDA before gains or losses on risk management is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue adjusted for unrealized gain (loss) on risk management less operating and administrative expenses.

Net Income Before Tax-Adjusted Unrealized Gain on Risk Management

($ millions)		Three months ended March 31 2009	2008
Net income before tax-adjusted unrealized gain on risk management		**37.0**	37.3
Add (deduct):	Unrealized gain on risk management	**0.6**	0.6
	Income tax expense on risk management	**(0.1)**	(0.3)
Net income (GAAP financial measure)		**37.5**	37.6

Net income before tax-adjusted unrealized gain (loss) on risk management is a better reflection of actual performance than net income, as changes related to risk management are based on unrealized estimates relating to commodity prices, interest rates and foreign exchange rates over time. AltaGas enters into financial instruments to manage risk, not as a principal business activity and therefore evaluates company performance prior to accounting for the unrealized gain (loss) from risk management activities. Net income before tax-adjusted unrealized gain (loss) on risk management is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net income adjusted for unrealized gain (loss) on risk management and its related income tax expense.

Net Income Before Tax

($ millions)		Three months ended March 31 2009	2008
Net income before tax		**39.0**	40.6
Deduct:	Income tax expense	**(1.5)**	(3.0)
Net income (GAAP financial measure)		**37.5**	37.6

Net income before tax is a better reflection of performance because it is not dependent on how those results are taxed, which can change from year to year. Net income before tax is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net income adjusted for income tax expenses or recoveries.

Funds from Operations		Three months ended March 31	
($ millions)		**2009**	2008
Funds from operations		**57.0**	56.3
Deduct:	Net change in non-cash working capital	**(26.2)**	(19.3)
	Asset retirement obligations settled	**(0.1)**	(0.1)
Cash from operations (GAAP financial measure)		**30.7**	36.9

Funds from operations is used to assist management and investors in analyzing financial performance without regard to changes in the Trust's non-cash working capital in the period. Funds from operations as presented should not be viewed as an alternative to cash from operations, or other cash flow measures calculated in accordance with GAAP. Funds from operations is calculated from the Consolidated Statements of Cash Flows and is defined as cash provided by operating activities before changes in non-cash working capital and expenditures incurred to settle asset retirement obligations.

RESULTS OF OPERATIONS BY SEGMENT

Operating Income	Three months ended March 31	
($ millions)	**2009**	2008
Gas Business		
Extraction and Transmission	**22.7**	24.8
Field Gathering and Processing	**3.2**	4.3
Energy Services	**2.5**	(0.2)
	28.4	28.9
Power Generation	**24.1**	25.9
Corporate	**(7.8)**	(7.2)
	44.7	47.6

GAS BUSINESS

Description of Extraction and Transmission (E&T) Assets

The E&T segment consists of interests in six ethane and NGL extraction plants, five natural gas and three NGL transmission systems.

Financial Results	Three months ended March 31	
($ millions)	**2009**	2008
Revenue	**97.6**	109.0
Net revenue	**44.6**	45.6
Operating and administrative expense	**14.7**	14.6
Amortization expense	**7.2**	6.2
Operating income	**22.7**	24.8

Operating Statistics	Three months ended March 31 2009	2008[4]
Extraction inlet gas processed (Mmcf/d)[1]	**882**	864
Extraction ethane volumes (Bbls/d)[1]	**29,089**	28,105
Extraction NGL volumes (Bbls/d)[1]	**13,809**	13,338
Total extraction volumes (Bbls/d)[1]	**42,898**	41,443
NGL frac spread - realized ($/Bbl)[1][2]	**25.29**	27.02
NGL frac spread - average spot price ($/Bbl)[1]	**15.20**	29.70
Transmission volumes (Mmcf/d)[1][3]	**348**	379

(1) *Average for the period.*

(2) *AltaGas reports an indicative NGL frac spread or NGL margin, expressed in dollars per barrel of NGL, which is derived from Edmonton postings for propane, butane and condensate and the daily AECO natural gas price.*

(3) *Excludes NGL pipeline volumes.*

(4) *Excludes volumes from the first nine days of 2008 as a result of the timing of the Taylor acquisition.*

E&T Variance Analysis

Three Months Ended March 31

Operating income in first quarter 2009 was $22.7 million compared to $24.8 million reported for the same period in 2008. The decrease was due to lower realized NGL frac spreads and higher amortization incurred with the operation of facilities previously under construction. These decreases were partially offset by increased extraction volumes generated by the 2008 capital program at the Harmattan Complex, increased revenue from the EDS pipeline upgrade and the Suffield pipeline.

Average ethane and NGL volumes in the extraction business increased by 983 Bbls/d and 472 Bbls/d respectively in first quarter 2009 compared to same quarter 2008, mainly due to the completion of projects that attracted incremental natural gas at the Harmattan Complex, as well as higher volumes at the Younger and Edmonton extraction plants, partially offset by intermittent curtailment of inlet gas at other extraction plants in response to lower frac spreads. Natural gas volumes transported in the transmission business during the first quarter 2009 decreased from the same quarter in 2008 due to lower volumes moved on the Suffield system. However, in the transmission business, pipeline throughput has minimal impact on the financial results due to cost-of-service and take-or-pay contractual arrangements in place.

Net revenue in first quarter 2009 was $44.6 million, compared to $45.6 million in the same period in 2008. Net revenue decreased $1.8 million due to lower realized NGL frac spread, partially offset by an increase of $1.0 million in revenues from the transmission business.

Operating and administrative expense in first quarter 2009 was $14.7 million and largely unchanged from the $14.6 million for the same period in 2008. The increase was mainly due to increased operating and employee costs incurred to support the growth of the E&T segment, partially offset by lower fuel gas and power prices.

Amortization expense in first quarter 2009 was $7.2 million compared to $6.2 million for the same period in 2008. The increase was due to capital projects that commenced operations in the latter part of 2008.

Description of Field Gathering and Processing (FG&P) Assets

The FG&P segment consists of 76 gathering and processing facilities in 30 operating areas in western Canada and approximately 6,500 km of gathering lines upstream of processing facilities that deliver natural gas into downstream pipeline systems that feed North American natural gas markets.

Financial Results	Three months ended	
		March 31
($ millions)	**2009**	2008
Revenue	**35.1**	34.4
Net revenue	**33.4**	31.6
Operating and administrative expense	**22.9**	20.4
Amortization expense	**7.3**	6.9
Operating income	**3.2**	4.3

Operating Statistics	Three months ended	
		March 31
	2009	2008[3]
Capacity (Mmcf/d)[1]	**1,172**	1,178
Throughput (gross Mmcf/d)[2]	**480**	542
Capacity utilization (%)[2]	**41**	46
Average working interest (%)[1]	**94**	90

(1) *As at the end of the reporting period.*

(2) *Average for the period.*

(3) *Excludes volumes from the first nine days of 2008 as a result of the timing of the Taylor acquisition.*

FG&P Variance Analysis

Three Months Ended March 31

Operating income in first quarter 2009 was $3.2 million compared to $4.3 million for the same quarter of 2008. Operating income decreased primarily due to lower throughput and lower product and facility service revenues, partially offset by higher rates charged for processing.

Capacity decreased slightly due to changes in licensing of the Trust's current FG&P facilities. Utilization reported in first quarter 2009 was 41 percent compared to 46 percent reported in first quarter 2009 primarily due to operational downtime and lower throughput at some of the facilities.

Throughput in first quarter 2009 averaged 480 Mmcf/d compared to 542 Mmcf/d in first quarter 2008. The 11 percent decrease was primarily due to operational downtime, as well as lower throughput, which was a function of lower producer activity in certain operating areas.

Net revenue for the FG&P segment was $33.4 million in first quarter 2009 compared to $31.6 million for the same period in 2008. Net revenue increased $5.0 million from higher rates charged for processing, partially offset by $3.2 million from lower volumes processed and other facility revenues.

Operating and administrative expense in first quarter 2009 was $22.9 million compared to $20.4 million for the same quarter in 2008. The increase was primarily due to higher compensation and operating expenses. The majority of the increase was recovered through higher rates.

Amortization expense for the FG&P segment in first quarter 2009 was $7.3 million compared to $6.9 million for the same period in 2008.

Description of Energy Services

The Energy Services segment consist of two main businesses: an energy management business providing energy consulting and supply management services and arranging gas and power contracts for non-residential end-users; and

a gas services business buying and reselling natural gas, transportation and storage. The Energy Services segment also includes AltaGas' 50 percent share of Sarnia Airport Storage Pool Limited Partnership which owns 5.3 Bcf of gas storage capacity currently under construction and expected to be in commercial operation by July 2009.

Financial Results	Three months ended March 31	
($ millions)	**2009**	2008
Revenue	**185.1**	266.1
Net revenue	**6.1**	3.4
Operating and administrative expense	**3.1**	3.1
Amortization expense	**0.5**	0.5
Operating income	**2.5**	(0.2)

Operating Statistics	Three months ended March 31	
	2009	2008
Energy management service contracts[(1)]	**1,707**	1,499
Average volumes transacted (GJ/d)[(2)]	**374,113**	324,758

(1) Active energy management service contracts at the end of the reporting period.

(2) Average for the period. Includes volumes marketed directly, volumes transacted on behalf of other operating segments and volumes sold in gas exchange transactions.

Energy Services Variance Analysis
Three Months Ended March 31

Operating income in first quarter 2009 was $2.5 million compared to an operating loss of $0.2 million for the same quarter in 2008. Operating income increased $3.3 million as a result of incremental revenue recorded from the adjustment of liabilities related to gas purchases, sales and optimization transactions and $0.3 million from higher gas transportation margins, partially offset by $0.9 million in lower fixed-price gas and transportation sales.

Net revenue in first quarter 2009 was $6.1 million compared to $3.4 million for the same period in 2008. Net revenue increased as a result of the liability adjustment and $0.3 million in higher gas transportation margins, partially offset by $0.9 million in lower fixed-price gas and transportation sales.

Gas Business Outlook

In 2009 the gas business is expected to deliver another year of strong results similar to 2008. In 2009, approximately 60 percent of volumes exposed to frac spreads have been hedged at over $27/Bbl. Based on management's analysis of historical NGL prices along with industry published commodity prices, the current forward curve for 2009 shows prices reverting back to the long-term average of $8 to $10/Bbl. With the hedges in place, AltaGas expects to realize approximately $20/Bbl in 2009. Weakness in NGL frac spreads and lower producer activity are expected to be offset by the contribution from several capital investments: projects now operational at the Harmattan Complex; the Ethylene Delivery System (EDS) upgrade; the Sarnia Storage Project; Pouce Coupe facility expansion; and other opportunities to consolidate plants and grow volume throughput in areas that continue to experience stronger drilling activity.

In 2009 there is one planned turnaround in the FG&P segment, which is expected to cost approximately $1 million. Last year, plant turnarounds in extraction and FG&P resulted in lower operating income of approximately $9 million. NGL production at the Younger Extraction Facility is expected to grow as a result of increased producer activity in the area. The gas business is also expected to benefit from initiatives at the Rainbow Lake facility, as well as the Bantry Acid Gas Injection Project, which are expected to improve reliability and efficiency.

The gas business is also expected to benefit from access to the Dawn Storage Hub in eastern Canada as a result of contracts effective May 2009 related to the Sarnia Storage Project, as well as the expiration of a gas marketing contract in fourth quarter. These changes are expected to increase operating income by approximately $4 million in 2009 and $10 million on an annualized basis.

POWER BUSINESS

Description of Power Generation Assets

The power business comprises 392 MW of total power generation capacity in Alberta through a 50 percent ownership interest in the Sundance B power purchase arrangements (PPAs) and a capital lease for 25 MW of gas-fired power peaking capacity. In addition, gas-fired peaking plants have been installed with total generating capacity of 14 MW. The segment also includes a 25 percent interest in a 7-MW run-of-river hydroelectric generation facility in British Columbia, a 102-MW wind park currently under construction in B.C. and approximately 1,900 MW of renewable power under development.

Financial Results	Three months ended March 31	
($ millions)	**2009**	2008
Revenue	**49.3**	51.6
Net revenue	**27.5**	28.4
Operating and administrative expense	**1.5**	0.7
Amortization expense	**1.9**	1.8
Operating income	**24.1**	25.9

Operating Statistics	Three months ended March 31	
	2009	2008
Volume of power sold (GWh)	**664**	660
Average price realized on the sale of power ($/MWh)	**74.33**	78.24
Alberta Power Pool average spot price ($/MWh)	**63.01**	76.69

Power Generation Variance Analysis

Three Months Ended March 31

Operating income in first quarter 2009 was $24.1 million compared to $25.9 million for the same quarter in 2008. Operating income decreased as a result of lower realized power prices and higher PPA costs, partially offset by lower transmission costs, lower costs to comply with Alberta's Specified Gas Emitters Regulation (SGER) and higher contributions from gas-fired peaking plants.

Net revenue in first quarter 2009 was $27.5 million compared to $28.4 million for the same period in 2008. Net revenue decreased $2.8 million due to lower realized power prices and $1.3 million in higher PPA costs. These decreases were partially offset by lower transmission costs of $1.7 million, lower costs to comply with Alberta's SGER of $1.2 million and higher contributions from gas-fired peaking plants of $0.4 million. The majority of the lower compliance costs was due to the true up of estimates related to power subject to SGER in 2008 and lower power volumes subject to SGER in first quarter 2009.

Operating and administrative expense was $1.5 million in first quarter 2009 compared to $0.7 million for the same period in 2008. The increase was due to administrative costs related to the development of renewable energy projects and increased costs related to the new gas-fired peaking plants commissioned in late 2008.

Amortization expense was $1.9 million in first quarter 2009 and largely unchanged from $1.8 million for the same period in 2008.

Power Business Outlook

In 2009 approximately two-thirds of the power delivered to the Alberta Power Pool from AltaGas' share of the Sundance B PPAs is hedged at $76/MWh, similar to hedge prices in 2008. The forward market for Alberta power prices as published in daily broker reports indicates that the prices are in the low-$60s range for 2009, which is expected to result in lower earnings contributed by unhedged volumes. With the hedges in place, AltaGas expects to realize approximately $73/MWh in 2009. The power business is also expected to incur increased operating and administrative costs as work progresses on developing its portfolio of renewable projects. Lower power business earnings are expected to be offset by increased peaking capacity, which was installed in late 2008, and the scheduled commencement of operations at the Bear Mountain Wind Park in November 2009. Despite lower spot prices, management expects the power business to have its second best year of financial performance. AltaGas has undertaken a program of managing environmental compliance costs through the trading of emission credits and applying credits created by other segments. Based on normalized power generated, AltaGas expects to save approximately 15 percent on compliance costs on an annualized basis.

CORPORATE

Description of Corporate Assets

The Corporate segment includes the cost of providing corporate services and general corporate overhead, investments in public and private entities and the effects of changes in the value of risk management assets and liabilities. Management makes operating decisions and assesses performance of its operating segments based on realized results and key financial metrics such as return on equity and return on capital without the impact of the volatility in commodity prices, interest rates and foreign exchange rates. Management monitors the impact of mark-to-market accounting as part of the consolidated entity as risk is managed on a portfolio basis. Consequently, the impact of mark-to-market accounting on net income is reported and monitored in the Corporate segment.

Financial Results	Three months ended March 31	
($ millions)	**2009**	2008
Revenue	**0.6**	1.4
Unrealized gains on risk management	**0.6**	0.6
Net revenue	**1.2**	2.0
Operating and administrative expense	**8.3**	8.6
Amortization expense	**0.7**	0.6
Operating loss	**(7.8)**	(7.2)
Operating loss before unrealized gains on risk management	**(8.4)**	(7.8)

Corporate Variance Analysis

Three Months Ended September 30

The operating loss before unrealized gains on risk management for first quarter 2009 was $8.4 million compared to $7.8 million for the same period in 2008. The increased loss was mainly due to lower revenue due to lower investment income.

Net revenue was $1.2 million for the first quarter in 2009 compared to $2.0 million in first quarter 2008. Net revenue decreased due to lower investment income reported.

Operating and administrative expense for first quarter 2009 was $8.3 million compared to $8.6 million for the same period in 2008. Beginning in fourth quarter 2008, the Trust undertook several initiatives to reduce general and administrative expenses. The decrease was primarily due to these cost controlling efforts.

Amortization expense was $0.7 million for first quarter 2009 similar to the same quarter in 2008.

Corporate Outlook

Excluding the impact of mark-to-market accounting, the operating loss for 2009 is expected to be lower than 2008. Operating and administrative expenses are expected to be lower than 2008 as a result of initiatives to reduce costs.

The effects of risk management contracts are based on estimates relating to commodity prices, interest rates and foreign exchange rates over time. The actual amounts will vary based on these drivers and management is therefore unable to predict the impact of financial instruments. However, the impact of the accounting standards is expected to be relatively low as the Trust uses financial instruments to manage exposure to commodity price fluctuations and to buy and sell gas and power with locked-in margins. The Trust does not execute financial instruments for speculative purposes.

INVESTED CAPITAL

During first quarter 2009, AltaGas acquired capital assets, long-term investments and other assets for $36.0 million compared to $653.3 million in 2008 which was primarily due to the Taylor acquisition.

Net Invested Capital - Investment Type — Three Months Ended March 31, 2009

($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Capital assets	**6.1**	**2.4**	**4.2**	**11.9**	**1.2**	**25.8**
Long-term investments and other assets	-	-	-	**9.6**	**0.6**	**10.2**
Net invested capital	**6.1**	**2.4**	**4.2**	**21.5**	**1.8**	**36.0**

Net Invested Capital - Investment Type — Three Months Ended March 31, 2008

($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Capital assets	559.2	31.0	1.1	55.3	0.7	647.3
Long-term investments and other assets	-	-	-	4.8	1.2	6.0
	559.2	31.0	1.1	60.1	1.9	653.3
Disposals:						
Long-term investments and other assets	-	-	-	-	(48.2)	(48.2)
Net invested capital	559.2	31.0	1.1	60.1	(46.3)	605.1

The Trust categorizes its invested capital into maintenance, growth and administration.

Growth capital of $33.5 million was incurred in first quarter 2009 (first quarter 2008 - $650.7 million) which included $10.0 million for the acquisition of an interest in Magma Energy Corp., $8.4 million for the construction of Bear Mountain Wind Park, $6.1 million for various E&T projects, $4.2 million for the development of the Sarnia Storage Project, $2.8 million in advanced renewable energy projects, $0.9 million for FG&P projects and $0.3 million for gas-fired peaking plants. The growth capital has been financed through increased long-term debt. Maintenance capital expenditures were $0.6 million in first quarter 2009 and 2008. Administrative capital for the first quarter was largely unchanged from the same period of 2008.

Invested Capital - Use

Three Months Ended March 31, 2009

($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Maintenance	-	0.6	-	-	-	0.6
Growth	6.1	1.7	4.2	21.5	-	33.5
Administrative	-	0.1	-	-	1.8	1.9
Invested capital	6.1	2.4	4.2	21.5	1.8	36.0

Invested Capital - Use

Three Months Ended March 31, 2008

($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Maintenance	0.6	-	-	-	-	0.6
Growth	558.6	30.9	1.1	60.1	-	650.7
Administrative	-	0.1	-	-	1.9	2.0
Invested capital	559.2	31.0	1.1	60.1	1.9	653.3

FINANCIAL INSTRUMENTS

The Trust is exposed to market risk and potential loss from changes in the value of financial instruments. AltaGas enters into financial derivative contracts to manage exposure to fluctuations in commodity prices, interest rates and foreign exchange rates. During the first quarter 2009, the Trust had positions in the following types of derivatives:

- Commodity forward contracts: The Trust executes gas, power, and other commodity forward contracts to manage its asset portfolio and lock-in margins from back-to-back purchase and sale agreements. In a forward contract, one party agrees to deliver a specified amount of an underlying asset to the other party at a future date at a specified price. The Energy Services segment transacts primarily on this basis.

- Commodity swap contracts: The Trust executes fixed-for-floating power price swaps to manage its power asset portfolio. A fixed-for-floating price swap is an agreement between two counterparties to exchange a fixed price for a floating price. The Power Generation segment's results are significantly affected by the price of electricity in Alberta. AltaGas employs derivative commodity instruments for the purpose of managing the Trust's exposure to power price volatility. The Alberta Power Pool settles power prices on an hourly basis and prices ranged from $7.85/MWh to $999.99/MWh in first quarter 2009. The average spot price was $63.01/MWh in first quarter 2009 (first quarter 2008 - $76.69/MWh). AltaGas moderated the impact of this volatility on its business through the use of financial hedges on a portion of its power portfolio that management deemed optimal. The average price realized for power by the Trust was $74.33/MWh in first quarter 2009 (first quarter 2008 - $78.24/MWh).

- NGL frac spread hedges: The Trust executes fixed-for-floating NGL frac spread swaps to manage its NGL frac spreads. The E&T segment's results are affected by fluctuations in NGL frac spreads. At March 31, 2009, the Trust had NGL frac spread agreements for 2,800 Bbls/d at an approximate average price of approximately $27/Bbl for the April to December 2009 period. The Trust also has hedged 700 Bbls/d for 2010 at an average NGL frac spread of approximately $27/Bbl. The average spot NGL frac spread for the three months ended March 31, 2009 was $15.20/Bbl (first quarter 2008 - $29.70/Bbl) and the average frac spread realized was $25.29/Bbl (first quarter 2008 - $27.02/Bbl).

- Interest rate forward contracts: The Trust enters into interest rate swaps where cash flows of a fixed rate are exchanged for those of a floating rate. At March 31, 2009 the Trust had interest rate swaps for $245 million with varying terms to maturity. At March 31, 2009, the Trust had fixed the interest rate of 87 percent of its debt including MTNs and capital leases.

- Foreign exchange forward contracts: Foreign exchange exposure created by transacting commercial arrangements in foreign currency is managed through the use of foreign exchange forward contracts whereby a fixed rate is locked in against a floating rate and option agreements whereby an option to transact foreign currency at a future date is purchased or sold. As at March 31, 2009, AltaGas had foreign exchange forward contracts for 62.7 million Euros to mitigate currency exposure related to the construction of the Bear Mountain Wind Park. The forward contracts were valued at $10.8 million and expire between April and September 2009.

- Bond forward contracts: To partially hedge against the risk of rising interest rates, the Trust entered into a $50 million bond forward contract with a Canadian chartered bank to lock in a five-year Government of Canada bond yield of approximately 3.28 percent. At March 31, 2009 the bond forward hedge had a negative fair market value position of $2.9 million.

The fair value of power, natural gas and NGL derivatives was calculated using estimated forward prices from published sources for the relevant period. The calculation of fair value of the interest rate derivatives used quoted market rates.

The Trust does not speculate on commodity prices and therefore does not engage in any commodity transactions that create incremental exposure or are based solely on expectations of future energy market price movements. Commodity transactions are used to lock in margins, optimize underlying physical assets or reduce exposure to energy price movements. AltaGas has a risk management group that reviews commodity and credit risk on a daily basis and has created and adheres to a conservative risk policy and hedging program.

LIQUIDITY AND CAPITAL RESOURCES

At this time AltaGas does not expect any currently known trend or uncertainty to affect the Trust's ability to access its historical sources of cash. Each of the Trust's credit facilities has a maturity date, on which date and absent replacement, extension or renewal, the indebtedness under the respective credit facility becomes repayable. The earliest maturity date for the Trust's credit facilities is August 2010.

The Trust is also well positioned to take advantage of growth opportunities as they arise. The $100 million equity issuance which closed on February 10, 2009 reduced the Trust's debt-to-total capitalization from 37.8 percent as at December 31, 2008 to 33.6 percent at March 31, 2009. On March 10, 2009, the Trust secured a new $250 million revolving and term credit facility to replace the Trust's $250 million credit facility that was scheduled to mature in September 2009. The new facility matures August 2010. On April 29, 2009 the Trust issued $200 million in MTNs with a coupon rate of 7.42 percent and matures in April 2014. Based on the terms of the $250 million facility maturing in August 2010, $100 million of the MTN issue was used to repay and reduce the facility. The Trust's strong balance sheet and access to capital provides it with the ability to capitalize on growth opportunities to enhance returns to unitholders.

Cash Flows	Three months ended March 31	
($ millions)	**2009**	2008
Cash from operations	**30.7**	36.9
Investing activities	**(48.1)**	(305.9)
Financing activities	**23.1**	266.0
Change in cash	**5.7**	(3.0)

Cash from Operations

Cash from operations reported on the Consolidated Statements of Cash Flows was $30.7 million in first quarter 2009 compared to $36.9 million in the same period in 2008. The decrease in cash from operations was mainly due to an increase in net change in working capital.

Working Capital		March 31
($ millions except current ratio)	**2009**	2008
Current assets	**359.5**	323.2
Current liabilities	**267.5**	319.4
Working capital	**92.0**	3.8
Current ratio	**1.34**	1.01

Working capital was $92.0 million at the end of first quarter 2009 compared to $3.8 million at March 31, 2008. The working capital ratio was 1.34 at the end of first quarter 2009, similar with the same quarter 2008.

Investing Activities

Cash used for investing activities in first quarter 2009 was $48.1 million compared to $305.9 million in the dame quarter in 2008. The decrease in cash used for investing activities was largely due to the acquisition of Taylor in first quarter 2008.

Financing Activities

Cash from financing activities in first quarter 2009 was $23.1 million compared to $266.0 million in the same quarter in 2008. The decrease was primarily due to the net increase in long-term debt of $228.2 million in first quarter 2008, partially offset by the $105.5 million proceeds from equity issuance in first quarter 2009, including proceeds from the DRIP.

Capital Resources

The use of debt or equity funding is based on AltaGas' capital structure which is determined by considering the norms and risks associated with each of its business segments. At March 31, 2009 AltaGas had total debt outstanding of $540.2 million, down from $582.0 million as at December 31, 2008. At March 31, 2009 the Trust had $200.0 million in MTNs outstanding and had access to prime loans, bankers' acceptances and letters of credit through bank lines amounting to $750.0 million. At March 31, 2009 the Trust had drawn bank debt of $316.0 million, letters of credit outstanding of $67.7 million and convertible debentures with a face value of $16.6 million. Based on the terms of the $250 million facility maturing in August 2010, $100 million of the MTN issue, which closed on April 29, 2009, was used to repay and reduce the facility.

All of the borrowing facilities have covenants customary for these types of facilities, which must be met at each quarter end. AltaGas has been in compliance with these covenants each quarter since the establishment of the facilities.

AltaGas' target debt-to-total capitalization ratio is 40 to 45 percent. The Trust's debt-to-total capitalization ratio at March 31, 2009 was 33.6 percent, down from 37.8 percent at December 31, 2008. The Trust's earnings interest coverage for the rolling 12 months ended March 31, 2009 was 6.2 times.

Credit facilities ($ millions)	Borrowing capacity	**Drawn at March 31 2009**	Drawn at December 31 2008
Demand operating facility	50.0	**2.7**	2.8
Letter of credit facility	75.0	**67.7**	68.1
Syndicated credit facility[1]	250.0	**100.0**	100.0
Syndicated operating credit facility [2]	375.0	**216.0**	253.0
	750.0	**386.4**	423.9

[1] *Eighteen-month term facility maturing September 28, 2009, replaced in February 2009.*

[2] *Extendible revolving-term credit facility that can be extended beyond the current term date of September 30, 2010 for an additional year.*

At March 31, 2009 the Trust held a $75.0 million (December 31, 2008 - $75.0 million) unsecured three-year extendible revolving letter of credit facility with a Canadian chartered bank maturing on September 30, 2010. AltaGas may borrow up to $25.0 million by way of prime loans, U.S. base rate loans, LIBOR loans or bankers' acceptances on the letter of credit facility. Borrowings on the facility bear fees and interest at rates relevant to the nature of the draws made. At March 31, 2009 the Trust had letters of credit of $67.7 million (December 31, 2008 - $68.1 million) outstanding against the extendible revolving-term letter of credit facility and letters of credit of $2.7 million (December 31, 2008 - $2.8 million) outstanding against the demand operating facility.

CONTRACTUAL OBLIGATIONS

March 31, 2009		Payments Due by Period			
($ millions)	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Long-term debt	534.9	317.1	216.6	1.2	-
Capital leases	8.5	1.6	5.6	1.3	-
Operating leases	17.1	3.7	12.5	0.9	-
Purchase commitments	121.9	121.9	-	-	-
Total contractual obligations	682.4	444.3	234.7	3.4	-

AltaGas entered into a capital lease with Maxim Energy Group Ltd. for the right to 25 MW of gas-fired power peaking capacity and its related ancillary service and peaking sales revenues. The contract has a 10-year term commencing September 1, 2004 and includes an option at the end of the initial term to extend the term for a further 15 years or to purchase the assets. The net present value of the lease commitment at March 31, 2009 was $8.5 million (December 31, 2008 - $8.8 million) with the balance due in monthly payments comprising principal and interest of $0.2 million.

The Trust has long-term operating lease agreements for office space, office equipment and automotive equipment. The Trust also has purchase commitments for the development of the Bear Mountain Wind Park, including the purchase and installation of the wind turbines.

CONTINGENT LIABILITIES

The Sundance B facility experienced an outage in mid-December 2008 related to the failure of an induced draft fan. The failure reduced power output by 50 percent. The facility operator has notified AltaGas that under the PPA it believes this event is a force majeure due to the High Impact Low Probability nature of the event. The financial impact of this event being a force majeure to AltaGas could result in a charge to operating income of up to $7.5 million.

AltaGas management does not consider this to be a force majeure event. Mechanical failure has historically been treated as a maintenance issue, rather than a force majeure event. Accordingly, the Trust has not recorded the charge in its financial statements.

RELATED PARTIES

The Trust sold $29.9 million of natural gas to, and incurred transportation costs of $0.1 million charged by, Utility Group in first quarter 2009 as part of the Trust's normal course of business. The Trust also paid management fees of $0.1 million to, and received management fees of $0.1 million, from Utility Group for administrative services. In addition, the Trust provided $0.1 million of operating services to Utility Group. The measurement of transactions between AltaGas and Utility Group is exchange value, to which both parties have agreed. The Trust holds significant influence over Utility Group given AltaGas' 19.6 percent ownership and AltaGas' Chairman and Chief Executive Officer is a director of Utility Group.

The Trust pays rent under a lease for office space and equipment to 2013761 Ontario Inc., which is owned by an employee. Payments of $22,635 were made in first quarter 2009 (first quarter 2008 - $21,900) which is the exchange value of the property agreed to by both parties.

RATING AGENCIES

On April 21, 2009 Standard & Poor's (S&P) changed its rating for the Trust from BBB- positive to BBB stable. S&P cited the Trust's increased exposure to long-term contracted gas infrastructure business, prudent financial practices, and effective strategy execution for the upgrade in rating.

SUMMARY OF CONSOLIDATED RESULTS FOR THE EIGHT MOST RECENT QUARTERS

($ millions)	**Q1-09**	Q4-08	Q3-08	Q2-08	Q1-08	Q4-07	Q3-07	Q2-07
Net revenue(1)	**112.1**	125.8	122.7	117.3	110.7	76.4	88.2	80.1
Operating income(1)	**44.7**	54.1	50.7	37.0	47.6	28.9	37.5	31.2
Net income	**37.5**	39.6	53.5	32.9	37.6	31.8	31.4	21.1

($ per unit)	**Q1-09**	Q4-08	Q3-08	Q2-08	Q1-08	Q4-07	Q3-07	Q2-07
Net income								
Basic	**0.50**	0.55	0.75	0.49	0.58	0.55	0.54	0.37
Diluted	**0.49**	0.56	0.75	0.49	0.57	0.55	0.54	0.37
Distributions declared(2)	**0.54**	0.54	0.535	0.525	0.525	0.525	0.52	0.51

(1) *Non-GAAP financial measure. See Non-GAAP Financial Measures.*

(2) *Excludes the special distribution issuance of one common share of Utility Group for every 100 trust units held on August 27, 2007, valued at $0.076 per unit.*

Identifiable trends in AltaGas' business in the past eight quarters reflect: the organization's internal growth; acquisitions; generally increasing power prices in Alberta; higher NGL frac spreads and asset dispositions.

Significant items that impacted individual quarterly earnings were as follows:

- In second quarter 2007 the Trust recorded a $6.5 million future tax expense as a result of new tax legislation included in Bill C-52, Specified Investment Flow-through, which was substantially enacted by the Government of Canada. This non-cash charge to earnings relates to the temporary differences between the accounting and tax basis of AltaGas' assets and liabilities.
- In fourth quarter 2007 a $6.1 million non-cash future income tax benefit was recorded as a result of the substantive enactment of a reduction in the federal corporate income tax rates.
- In first quarter 2008 the Taylor acquisition was completed for total consideration of $455.2 million, of which $256.3 million was cash consideration and $198.9 million was for units issued. Results in first quarter 2008 increased as a result of the Taylor acquisition.

- In third quarter 2008, AltaGas recognized an income tax recovery of $13.8 million related to the reduction of future income tax liabilities, which was caused by the reorganization of legal entities within the Trust's structure and required the use of lower effective tax rates.
- In the latter part of fourth quarter 2008 and during the first quarter 2009, prices for power, natural gas and NGL declined, breaking the historical price trend for these products.

TRUST UNIT INFORMATION

At April 30, 2009 the Trust had 76.8 million trust units and 2.1 million exchangeable units outstanding and a market capitalization of $1.2 billion based on a closing trading price on April 30, 2009 of $14.75 per trust unit. At April 30, 2009 there were 2.9 million options outstanding and 715,688 options exercisable under the terms of the unit option plan.

DISTRIBUTIONS

AltaGas distributions are determined giving consideration to the ongoing sustainable cash flow as impacted by the consolidated net income, maintenance and growth capital expenditures and debt repayment requirements of the Trust. AltaGas has been able to sustain its distributions through funds from operations. During the three months ended March 31, 2009, the Trust declared distributions of $41.3 million (first quarter 2008 - $34.6 million), or a payout ratio of 72 percent (first quarter 2008 - 61 percent). AltaGas has a target payout ratio between 65 and 75 percent of funds from operations.

The following table summarizes AltaGas' distribution declaration history since 2007:

Distributions
Years ended December 31

($ per unit)	**2009**	2008	2007
First quarter	**0.540**	0.525	0.510
Second quarter	-	0.525	0.510
Third quarter	-	0.535	0.520
Fourth quarter	-	0.540	0.525
Distribution of shares[1]	-	-	0.076
Total	**0.540**	2.125	2.141

[1] On September 17, 2007 one share of Utility Group was issued for every 100 trust units and exchangeable units held on August 27, 2007.

NON-MONETARY TRANSACTIONS

AltaGas has entered into a non-monetary transaction with a third party in which it exchanged B.C. Renewable Energy Certificates (RECs) for verified emission offsets that were generated in Alberta. The RECs will be created through the generation of power at the Bear Mountain Wind Park between 2009 and 2011. The verified emission offsets received by AltaGas will be used to offset the costs to comply with SGER in 2009.

SUBSEQUENT EVENT

On April 29, 2009 AltaGas issued $200 million of senior unsecured MTNs. The notes carry a coupon rate of 7.42 percent and mature on April 29, 2014. The net proceeds were used to pay down existing bank indebtedness and for general corporate purposes. Based on the terms of the $250 million facility maturing in August 2010, $100 million of the MTD issue was used to repay and reduce the facility.

CHANGES IN ACCOUNTING POLICIES

Section 3064 Goodwill and Intangible Assets

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2008, the new CICA Handbook Section 3064 "Goodwill and Intangible Assets" will replace Section 3062 "Goodwill and Other Intangible Assets" and Section 3450 "Research and Development Costs". This section establishes standards for the

recognition, measurement, presentation and disclosure of goodwill and intangible assets, including internally generated intangible assets. The adoption of this standard did not have a material impact on the Consolidated Financial Statements in first quarter 2009.

EIC-173 - Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the EIC reached a consensus that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. Accordingly, the Trust was required to fair value derivative instruments, at the beginning of the period of adoption, to take into account both own credit risk and counterparty credit risk. Any resulting difference has been recorded as an adjustment to retained earnings with the exception of cash flow hedges which have been recorded in accumulated other comprehensive income.

In accordance with CICA Handbook Section 3855 "Financial Instruments - Presentation", the Trust changed its presentation of derivative financial assets and financial liabilities to report the net amount in the balance sheet where AltaGas has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. Accordingly, the Trust's comparative balances have been reclassified to reflect the change in accounting policy. For the impact on the Trust's financial statements on adopting EIC-173, see note 2 to the interim Consolidated Financial Statements for the quarter ended March 31, 2009.

Future Accounting Changes

International Financial Reporting Standards (IFRS)

Canadian publicly-traded companies will be required to prepare their financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, for the financial years beginning on or after January 1, 2011. Effective January 1, 2011, AltaGas Income Trust will adopt IFRS as the basis for preparing its consolidated financial statements. Financial results for the quarter ended March 31, 2011 shall be prepared on an IFRS basis, with comparative data on an IFRS basis, including an opening balance sheet, as at January 1, 2010. During 2011, the additional disclosure will be provided to reconcile to Canadian GAAP for those items that changed under the elections of IFRS 1.

AltaGas has completed the diagnostic phase of the project. Based on the results of this phase there is likely to be a change to the accounting policies for capital assets and consolidation. It is also foreseen that extended MD&A disclosure and notes accompanying the financial statements will be required. Progress continues on the next phase of the project, which covers implementation and education. Identification of changes required to information technology systems and business processes also occur during this phase.

Managerial decisions on the elective exemptions allowed under IFRS 1 (First Time Adoption of International Financial Reporting Standards and accounting policies) will be made during 2009. Management has not fully determined the impact of adopting IFRS on its financial statements, however, it should be noted that the current financial statements may be significantly different if presented in accordance with IFRS.

SIGNIFICANT ACCOUNTING POLICIES

AltaGas' significant accounting policies remain unchanged from December 31, 2008, except as disclosed in the notes to the interim Consolidated Financial Statements for the three months ended March 31, 2009. For further information regarding these policies refer to the notes to the audited Consolidated Financial Statements in AltaGas' 2008 Annual Report.

CRITICAL ACCOUNTING ESTIMATES

Since a determination of the value of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the Trust's interim Consolidated Financial Statements requires the use of estimates and assumptions which have been made using careful judgment. AltaGas' significant accounting policies are described in the notes to the interim Consolidated Financial Statements for the three months ended March 31, 2009 and in the notes to the 2008 audited Consolidated Financial Statements included in the Trust's 2008 Annual Report. Certain of these policies involve critical accounting estimates as a result of the requirement to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

AltaGas' critical accounting estimates continue to be amortization expense, asset retirement obligations, asset impairment assessment and income taxes. For a full discussion of these accounting estimates, refer to the MD&A in AltaGas' 2008 Annual Report and the notes to the interim Consolidated Financial Statements for the three months ended March 31, 2009.

OFF-BALANCE-SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, or a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support or engages in leasing, hedging or research and development services with the Trust.

DISCLOSURE AND INTERNAL CONTROLS

Management of the Trust is responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal controls over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings". The objective of this instrument is to improve the quality, reliability and transparency of information that is filed or submitted under securities legislation.

The Chief Executive Officer and the Chief Financial Officer have designed, with the assistance of the Trust's employees, DC&P and ICFR to provide reasonable assurance that material information is made known to them; is reported on a timely basis; financial reporting is reliable; and financial statements prepared for external purposes are in accordance with Canadian GAAP. During first quarter 2009 there were no material changes made to the Trust's DC&P and ICFR.

SEC File # 82-34911

Consolidated Balance Sheets

(unaudited)

($ thousands)	March 31 2009	December 31 2008
ASSETS		
Current assets		
Cash and cash equivalents	$ 24,009	$ 18,304
Accounts receivable	197,514	220,280
Inventory	1,135	775
Restricted cash holdings from customers	27,940	24,017
Risk management *(notes 2 and 5)*	101,257	92,842
Other current assets	7,642	7,705
	359,497	363,923
Capital assets	1,449,381	1,436,686
Energy arrangements, contracts and relationships	136,422	138,913
Goodwill	143,840	143,840
Risk management *(notes 2 and 5)*	39,943	31,147
Long-term investments and other assets	27,997	17,744
	$ 2,157,080	$ 2,132,253
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 144,765	$ 198,232
Distributions payable to unitholders	14,162	12,943
Short-term debt	1,079	4,493
Current portion of long-term debt *(note 3)*	1,381	1,363
Customer deposits	27,940	24,017
Deferred revenue	3,049	2,777
Risk management *(notes 2 and 5)*	61,767	57,423
Other current liabilities	13,359	21,927
	267,502	323,175
Long-term debt *(note 3)*	521,076	559,412
Asset retirement obligations	44,317	41,708
Future income taxes *(note 2)*	214,253	211,256
Risk management *(notes 2 and 5)*	21,992	16,745
Convertible debentures	16,648	16,682
Other long-term liabilities	6,046	5,833
	1,091,834	1,174,811
Unitholders' equity *(notes 2, 6 and 7)*	1,065,246	957,442
	$ 2,157,080	$ 2,132,253

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Income and Accumulated Earnings
(unaudited)

For the three months ended *($ thousands except per unit amounts)*	March 31 2009	March 31 2008
REVENUE		
Operating	$ 353,453	$ 442,462
Unrealized gain on risk management *(note 5)*	635	628
Other	469	1,361
	354,557	444,451
EXPENSES		
Cost of sales	242,410	333,703
Operating and administrative	49,847	47,147
Amortization:		
Capital assets	15,059	13,517
Energy arrangements, contracts and relationships	2,491	2,484
	309,807	396,851
Interest expense		
Short-term debt	193	784
Long-term debt	5,511	6,215
Income before income taxes	39,046	40,601
Income tax expense		
Current income tax	87	19
Future income tax	1,424	3,003
Net income	37,535	37,579
Accumulated earnings, beginning of period	673,736	510,412
Accumulated earnings, end of period	$ 711,271	$ 547,991
Net income per unit *(note 8)*		
Basic	$ 0.50	$ 0.58
Diluted	$ 0.49	$ 0.57
Weighted average number of units outstanding (thousands) *(notes 7 and 8)*		
Basic	75,602	65,064
Diluted	76,517	66,006

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income and Accumulated Other Comprehensive Income

(unaudited)

For the three months ended *($ thousands)*		March 31 2009		March 31 2008
Net income	$	**37,535**	$	37,579
Other comprehensive income (loss), net of tax				
Unrealized net gain on derivatives designated as cash flow hedges		**9,696**		(3,386)
Reclassification of available-for-sale financial assets as a result of business acquisition		**-**		(17,873)
Reclassification to net income of net gain on derivatives designated as cash flow hedges pertaining to prior periods		**(4,459)**		(2,900)
		5,237		(24,159)
Comprehensive income	$	**42,772**	$	13,420
Accumulated other comprehensive income, beginning of period	$	**31,569**	$	27,169
Other comprehensive income, net of tax		**5,237**		(24,159)
Accumulated other comprehensive income, end of period *(note 5)*	$	**36,806**	$	3,010

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(unaudited)

For the three months ended *($ thousands)*	**March 31 2009**	March 31 2008
Cash from operations		
Net income	$ **37,535**	$ 37,579
Items not involving cash:		
Amortization	**17,550**	16,001
Accretion of asset retirement obligations	**766**	457
Unit-based compensation	**49**	100
Future income tax expense	**1,424**	3,003
Gain on sale of assets	**-**	(7)
Equity income	**(606)**	(533)
Unrealized gain on risk management *(note 5)*	**(635)**	(628)
Other	**906**	280
Asset retirement obligations settled	**(149)**	(56)
Net change in non-cash working capital *(note 9)*	**(26,175)**	(19,282)
	30,665	36,914
Investing activities		
Increase (decrease) in customer deposits	**(3,923)**	6,376
Capital expenditures	**(34,362)**	(51,688)
Distributions from equity investments	**218**	64
Acquisition of long-term investments and other assets	**(10,000)**	(260,606)
	(48,067)	(305,854)
Financing activities		
Increase in short-term debt	**(3,413)**	6,008
Net issuance (repayment) of revolving long-term debt	**(38,584)**	281,345
Repayment of long-term debt	**(337)**	(314)
Distributions to unitholders	**(40,034)**	(33,198)
Net proceeds from issuance of units	**105,475**	7,711
Net proceeds from issuance of warrants *(note 6)*	**-**	4,500
	23,107	266,052
Change in cash and cash equivalents	**5,705**	(2,888)
Cash and cash equivalents, beginning of period	**18,304**	12,451
Cash and cash equivalents, end of period	$ **24,009**	$ 9,563

See accompanying notes to the Consolidated Financial Statements.

Selected Notes to the Consolidated Financial Statements

(unaudited)

(Tabular amounts and amounts in footnotes to tables are in thousands of dollars unless otherwise indicated.)

1. BASIS OF PRESENTATION

The interim Consolidated Financial Statements of AltaGas Income Trust (AltaGas or the Trust) include the accounts of the Trust and all of its wholly owned subsidiaries, and its proportionate interests in various partnerships and joint ventures.

The interim Consolidated Financial Statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). The accounting policies applied are consistent with those outlined in the Trust's annual Consolidated Financial Statements for the year ended December 31, 2008, except as described below in Note 2. These interim Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2008 audited Consolidated Financial Statements included in the Trust's Annual Report.

2. CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2009 the Trust adopted the Emerging Issues Committee (EIC) issued EIC 173 "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities" and the new Canadian Institute of Chartered Accountants (CICA) Handbook accounting requirements for Section 3064 "Goodwill and Intangible Assets". In accordance with the transitional provisions for these new standards, these policies were adopted retrospectively without restatement of prior periods.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the EIC reached a consensus that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. Accordingly, the Trust was required to fair value derivative instruments, at the beginning of the period of adoption, to take into account both its own credit risk and counterparty credit risk. Any resulting difference has been recorded as an adjustment to retained earnings with the exception of cash flow hedges which have been recorded in accumulated other comprehensive income.

In accordance with CICA Handbook Section 3855 "Financial Instruments - Presentation", the Trust changed its presentation of derivative financial assets and financial liabilities to report the net amount in the balance sheet where AltaGas has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. Accordingly, the Trust's comparative balances have been reclassified to reflect the change in accounting policy.

The net effect to the Trust's financial statement as January 1, 2009 resulting from the above mentioned changes is as follows:

Balance Sheet Account Affected	Increase (Decrease)
Current assets - risk management	(25,772)
Long-term assets - risk management	(5,983)
Current liabilities - risk management	25,421
Long-term liabilities - risk management	5,900
Future income taxes	285
Unitholder's equity - accumulated earnings	176
Unitholder's equity - accumulated other comprehensive income	(27)

The unrealized gains and losses included in accumulated earnings and accumulated other comprehensive income were recorded net of income tax recovery of $287,645 and expense of $2,629 respectively.

Goodwill and Intangible Assets

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2008, the new CICA Handbook Section 3064 replaces Section 3062 "Goodwill and Other Intangible Assets", which included the old Section 3450 "Research and Development Costs" that was transferred in February 2008. This Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets including internally generated intangible assets. This new section is effective for the Trust beginning January 1, 2009. There was no financial impact to AltaGas' financial statements as a result of these changes.

Goodwill represents that portion of the purchase price on acquisition which was in excess of the fair value of the net assets acquired. Goodwill is not subject to amortization but is tested at least annually for impairment by comparing the fair value of the reporting unit with its book value. If the carrying value of the reporting unit exceeds fair value, the implied fair value of goodwill is determined. Any excess of the carrying value of goodwill over its implied fair value is recorded as an impairment charge to income.

Intangible assets are initially recorded at cost including costs directly attributable to acquiring, creating, producing and preparing the intangible asset to be capable of operating in the manner intended. An intangible asset that is capable of operating in the manner intended is amortized to income on a straight line basis over the estimated useful life, unless it is determined to have an infinite life. Intangible assets are tested at least annually for impairment by comparing the fair value of the reporting unit with its book value. If the carrying value of the reporting unit exceeds fair value, the implied fair value of the intangible asset is determined. Any excess of the carrying value of intangible assets over its implied fair value is recorded as an impairment charge to income.

UPDATE TO SUMMARY OF ACCOUNTING POLICIES

Financial Instruments

Available-for-sale instruments are initially accounted for at their fair value and changes to fair value are recorded through other comprehensive income. Investments in equity instruments that do not have a quoted market price in an active market will be measured at cost.

3. LONG-TERM DEBT

	March 31 2009	December 31 2008
Credit facilities	$ 316,000	$ 353,000
Medium-term notes	200,000	200,000
Capital lease obligations	8,485	8,800
Other long-term debt	1,229	1,282
Unamortized deferred financing	(3,257)	(2,307)
	522,457	560,775
Less current portion	1,381	1,363
	$ 521,076	$ 559,412

Credit Facilities

At March 31, 2009 the Trust held a $375.0 million (December 31, 2008 - $375.0 million) unsecured extendible revolving three-year credit facility with a syndicate of Canadian chartered banks. Borrowings on the facility can be by way of prime loans, U.S. base rate loans, LIBOR loans, bankers' acceptances or documentary credits. Borrowings on the facility have fees and interest at rates relevant to the nature of the draw. On September 30, 2007 AltaGas negotiated the extension of the maturity of this facility to September 30, 2010.

On March 10, 2009 the Trust closed a $250.0 million unsecured 18-month credit facility with a syndicate of Canadian chartered banks that matures on August 13, 2010 replacing the credit facility that was due to mature on September 28, 2009. Borrowings on the facility can be by way of prime loans, U.S. base rate loans, LIBOR loans or bankers' acceptances. Borrowings on the facility bear fees and interest rates relevant to the nature of the draw.

At March 31, 2009 the Trust had drawn $316.0 million (December 31, 2008 - $353.0 million) against the facilities. The average rate on the Trust's bankers' acceptances at March 31, 2009 was 2.3 percent (December 31, 2008 - 3.1 percent). On April 29, 2009 the Trust issued $200 million of senior unsecured medium-term notes (MTNs) (note 14). Based on the terms of the $250 million facility, $100 million of the MTN issuance was used to repay and reduce the facility.

Medium-Term Notes

On August 30, 2005 $100.0 million of 4.41 percent senior unsecured MTNs were issued. The notes mature on September 1, 2010, with interest payable semi-annually.

On January 19, 2007 AltaGas issued a further $100.0 million of senior unsecured MTNs. The notes carry a coupon rate of 5.07 percent and mature on January 19, 2012.

Letter of Credit Facility

At March 31, 2009 the Trust held a $75.0 million (December 31, 2008 - $75.0 million) unsecured three-year extendible revolving-term letter of credit facility with a Canadian chartered bank maturing on September 30, 2010. AltaGas may borrow up to $25.0 million by way of prime loans, U.S. base rate loans, LIBOR loans or bankers' acceptances on the letter of credit facility. Borrowings on the facility bear fees and interest at rates relevant to the nature of the draw made. At March 31, 2009 the Trust had letters of credit of $67.7 million (December 31, 2008 - $68.1 million) outstanding against the extendible revolving-term letter of credit facility.

4. CAPITAL DISCLOSURE

The Trust's objective for managing capital is to maintain its investment-grade credit ratings and allow the Trust to maximize the profitability of its existing assets and grow its energy infrastructure to create long-term value and enhance returns for its investors. The Trust considers unitholders' equity (including accumulated other comprehensive income), short-term and long-term debt (including current portion) less cash and cash equivalents to be part of its capital structure. The Trust's overall strategy remains unchanged from 2008.

The use of debt or equity funding is based on AltaGas' capital structure, which is determined by considering the norms and risks associated with each of its business segments. AltaGas' target debt-to-total-capitalization ratio is 40 to 45 percent. The Trust's debt-to-total capitalization ratio as at March 31, 2009 was 33.6 percent (December 31, 2008 - 37.8 percent).

	March 31 2009	December 31 2008
Debt		
Short-term debt	$ **1,079**	$ 4,493
Current portion of long-term debt	**1,381**	1,363
Long- term debt	**521,076**	559,412
Convertible debentures	**16,648**	16,682
	540,184	581,950
Unitholders' equity	**1,065,246**	957,442
Total capitalization	$ **1,605,430**	$ 1,539,392
Debt-to-total-capitalization ratio (%)	**33.6**	37.8

All of the borrowing facilities have covenants customary for the types of facilities which must be met at the end of each calendar quarter. AltaGas has been in compliance with these covenants each quarter since the issuance of the facilities.

5. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

In the course of normal operations the Trust purchases and sells natural gas, natural gas liquids (NGL) and power commodities and issues short and long-term debt. The Trust uses derivative instruments to reduce exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates that arise from these activities. The Trust does not make use of derivative instruments for speculative purposes.

Fair Values of Financial Instruments

At March 31, 2009 all derivatives, other than those that meet the expected purchase, sale or usage requirements exception, were carried on the Consolidated Balance Sheets at fair value. The fair value of power, natural gas and NGL derivatives was calculated using estimated forward prices from published sources for the relevant period. The calculation of fair value of the interest rate and foreign exchange derivatives used quoted market rates.

The fair value of long-term debt has been estimated based on discounted future interest and principal payments using estimated interest rates. The fair value of the convertible debentures was estimated using a Black-Scholes model.

The carrying amount and fair values of the Trust's financial assets and liabilities were as follows:

				March 31 2009				December 31 2008
Summary of Fair Values		**Carrying amount**		**Fair value**		Carrying amount		Fair value
Financial assets								
Held for trading								
Cash and cash equivalents[1]	$	**24,009**	$	**24,009**	$	18,304	$	18,304
Risk management derivatives[2]		**67,419**		**67,419**		49,270		49,270
Cash flow hedges								
Risk management[2]		**73,781**		**73,781**		74,720		74,720
Loans and receivables								
Accounts receivable and other assets[1] [3]		**190,434**		**190,434**		216,079		216,079
Restricted cash holdings from customers[1]		**27,940**		**27,940**		24,369		24,369
Available-for-sale								
Long-term investments and other assets		**10,000**		**-**		-		-
	$	**393,583**	$	**383,583**	$	382,742	$	382,742
Financial liabilities								
Held for trading								
Risk management derivatives[2]	$	**62,840**	$	**62,840**	$	44,862	$	44,862
Cash flow hedges								
Risk management[2]		**20,919**		**20,919**		29,307		29,307
Other financial liabilities								
Accounts payable and other liabilities[1] [4]		**156,999**		**156,999**		216,502		216,502
Customer deposits[1]		**27,940**		**27,940**		24,369		24,369
Short-term debt		**1,079**		**1,079**		4,493		4,493
Long-term debt[5]		**525,715**		**519,299**		563,082		550,971
Convertible debentures		**16,648**		**16,511**		16,682		16,334
	$	**812,140**	$	**805,587**	$	899,297	$	886,838

(1) Due to the nature and/or short maturity of these financial instruments the carrying amount approximates the fair value.

(2) *Fair value is equal to the carrying value for derivatives and hedged items.*

(3) *Excludes income, sales tax and emission credits of $14,720 (December 31, 2008 - $11,907).*

(4) *Excludes income and sales tax and deferred revenue of $1,124 (December 31, 2008 - $3,655).*

(5) *Includes current portion of long-term debt and excludes deferred financing costs of $3,257 (December 31, 2008 - $2,307).*

Summary of Unrealized Gain (Loss) on Risk Management

Three months ended March 31	2009	2008
Natural gas	$ 806	$ 356
NGL	(160)	2,814
Power	131	106
Heat rate	(33)	(188)
Interest rate swaps	637	(1,933)
Foreign exchange	(746)	(527)
	$ 635	$ 628

Summary of Unrealized Gain (Loss) on Derivatives Designated as Cash Flow Hedges (net of tax)

Three months ended March 31	2009	2008
NGL	$ 12,601	$ 1,042
Power	23,304	1,968
Bond forward	(2,864)	-
Interest rate swaps	(373)	-
Foreign exchange	4,138	-
	$ 36,806	$ 3,010

6. UNITHOLDERS' EQUITY

	March 31 2009	December 31 2008
Unitholders' capital *(note 7)*	$ 957,380	$ 850,992
Contributed surplus	4,310	4,261
Accumulated earnings	711,271	673,736
Convertible debentures	1,597	1,600
Warrants	4,500	4,500
Accumulated dividends	(41,114)	(41,114)
Accumulated unitholders' distributions declared(1)	(579,480)	(538,227)
Distributions of common shares of Utility Group	(29,848)	(29,848)
Transition adjustment resulting from adopting new financial instruments accounting standards	(176)	-
Accumulated other comprehensive income	36,806	31,542
	$ 1,065,246	$ 957,442

(1) *Accumulated unitholders' distributions paid by the Trust as at March 31, 2009 were $565.3 million (as at December 31, 2008 - $525.3 million).*

7. UNITHOLDERS' CAPITAL

SEC File # 82-34911

Trust Units Issued and Outstanding	Number of units		Amount
December 31, 2008	69,761,778	$	835,957
Units issued for cash on exercise of options	15,000		207
Units issued under DRIP[(1)]	670,375		9,668
Units issued for exchangeable units	39,016		600
Units issued on conversion of convertible debentures	1,217		33
Units issued on public offering (net of $5.1 million of issuance costs and $0.9 million tax benefit)	6,100,000		96,480
March 31, 2009	**76,587,386**	**$**	**942,945**

Exchangeable Units Issued and Outstanding	Number of units		Amount
December 31, 2008 issued by AltaGas LP #1	2,143,173	$	15,035
AltaGas LP #1 units redeemed for Trust units	(39,016)		(600)
March 31, 2009	**2,104,157**		**14,435**
Issued and outstanding at March 31, 2009	**78,691,543**	**$**	**957,380**

(1) Distribution Reinvestment and Optional Unit Purchase Plan.

	Three months ended March 31	
Weighted Average Units Outstanding (1)	**2009**	2008
Number of units - basic	**75,601,862**	65,064,354
Dilutive equity instruments[(2)]	**915,288**	942,050
Number of units - diluted	**76,517,150**	66,006,404

(1) Includes exchangeable units.

(2) Includes options, convertible debentures and warrants

The Trust has an employee unit option plan under which employees and directors are eligible to receive grants. At March 31, 2009, 10 percent of units outstanding were reserved for issuance under the plan. As at March 31, 2009 options granted under the plan generally had a term of 10 years to expiry and vested no longer than over a four-year period.

At March 31, 2009 outstanding options were exercisable at various dates within the next ten years. As at March 31, 2009 the unexpensed fair value of unit option compensation cost associated with future periods was $0.5 million (December 31, 2008 - $0.6 million).

The following table summarizes information about the Trust's unit options:

	Options outstanding		
	Number of options		Exercise price[(1)]
Unit options outstanding, December 31, 2008	2,972,250	$	26.36
Granted	7,000		16.26
Exercised	(15,000)		10.65
Expired	(39,500)		19.39
Unit options outstanding, March 31, 2009	**2,924,750**	**$**	**20.39**
Unit options exercisable, March 31, 2009	**699,513**	**$**	**26.02**

(1) Weighted average.

The following table summarizes the employee unit option plan as at March 31, 2009:

	Options outstanding			Options exercisable	
	Number outstanding	Weighted Average Exercise price	Weighted Average Remaining contractual life	Number exercisable	Exercise price
$5.00 - 7.00	9,000	$ 6.10	1.20	9,000	$ 6.10
$7.01 - 15.50	1,371,500	14.20	9.65	12,500	9.86
$15.51 - 25.08	736,500	24.08	8.31	234,846	24.24
$25.09 - 29.50	807,750	27.68	7.65	443,167	27.83
	2,924,750	$ 20.39	8.73	699,513	$ 26.02

In 2004 AltaGas implemented a unit-based compensation plan, which awards phantom units to certain employees. The phantom units are valued on distributions declared and the trading price of the Trust's units. The units vest on a graded vesting schedule. The compensation expense recorded in first quarter 2009 in respect of this plan was $0.9 million (2008 - $1.3 million). As at March 31, 2009 the unexpensed fair value of unit-based compensation costs associated with future periods was $11.9 million (December 31, 2008 - $18.4 million).

8. INCOME PER UNIT

The following table summarizes the computation of net income per unit:

	Three months ended March 31 2009	2008
Numerator:		
Numerator for basic income per unit	$ **37,535**	$ 37,579
Numerator for diluted income per unit	$ **37,775**	$ 37,839
Denominator:		
Weighted-average number of units	**75,602**	65,064
Dilutive equity instruments[(1)]	**915**	942
Denominator for diluted income per unit	**76,517**	66,006
Basic income per unit	$ **0.50**	$ 0.58
Diluted income per unit	$ **0.49**	$ 0.57

(1 Includes options, convertible debentures and warrants.

9. NET CHANGE IN NON-CASH WORKING CAPITAL

The net change in the following non-cash working capital items increased (decreased) cash flows from operations as follows:

		Three months ended March 31 2009		2008[1]
Accounts receivable	$	22,766	$	8,939
Inventory		(360)		(709)
Other current assets[2]		63		(263)
Accounts payable and accrued liabilities		(53,467)		(13,451)
Customer deposits		3,923		(6,376)
Deferred revenue		272		600
Other current liabilities		(8,568)		(4,471)
		(35,371)		(15,731)
Add back: increase (decrease) in capital costs payable		9,196		(3,551)
Net change in non-cash working capital related to operations	$	(26,175)	$	(19,282)

[1] Specific line items may not agree to the net change in Consolidated Balance sheet due to acquisition.

[2] Excludes note receivable of $6.5 million included in investing activities in 2008.

The following cash payments have been included in the determination of earnings:

		Three months ended March 31 2009		2008
Interest paid	$	7,681	$	5,242
Income taxes paid	$	3	$	318

10. PENSION PLANS AND RETIREE BENEFITS

The cost of the defined benefit plans are based on management's estimate of the future rate of return on the fair value of pension plan assets, salary escalations, mortality and other factors affecting the payment of future benefits. AltaGas adjusted the actuarial liability of these plans to follow the same assumptions used under its existing pension plans.

The net pension expense by plan for the period was as follows:

		Three months ended March 31 2009		2008
Defined contribution plan	$	566	$	521
Defined benefit plan		170		225
Supplemental executive retirement plan		295		209
	$	1,031	$	955

11. NON-MONETARY TRANSACTION

AltaGas has entered into a non-monetary transaction with a third party in which it exchanged B.C. Renewable Energy Certificates (RECs) for verified emission offsets that were generated in Alberta. The RECs will be created through the generation of power at the Bear Mountain Wind Park between 2009 and 2011. The verified emission offsets that AltaGas received were used for compliance for the Sundance B PPAs in first quarter 2009.

12. CONTINGENT LIABILITY

The Sundance B facility experienced an outage in mid-December 2008 related to the failure of an induced draft fan. The failure reduced power output by 50 percent. The facility operator has notified AltaGas that under the PPA it believes this

event is a force majeure due to the High Impact Low Probability nature of the event. The financial impact of this event being a force majeure to AltaGas could result in a charge to operating income of up to $7.5 million.

AltaGas management does not consider this to be a force majeure event. Mechanical failure has historically been treated as a maintenance issue, rather than a force majeure event. Accordingly, the Trust has not recorded the charge in its financial statements.

13. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial presentation.

14. SUBSEQUENT EVENT

On April 29, 2009 AltaGas issued $200 million of senior unsecured MTNs. The notes carry a coupon rate of 7.42 percent and mature on April 29, 2014. The net proceeds were used to pay down existing bank indebtedness and for general corporate purposes. Subsequent to the repayment of bank indebtedness, credit facilities were reduced by $100 million.

15. SEGMENTED INFORMATION

AltaGas is an integrated energy trust with a portfolio of assets and services used to move energy from the source to the end-user. The majority of the transactions among the reporting segments are recorded at the market price of the commodities and the remainder are at the exchange amount. The following describes the Trust's five reporting segments:

Extraction and Transmission(E&T)	– NGL processing and extraction plants and transmission pipelines to transport natural gas and NGL;
Field Gathering and Processing(FG&P)	- natural gas gathering lines and processing facilities;
Energy Services	– energy consulting and sale of natural gas and electricity;
Power Generation	– coal-fired and gas-fired power output under power purchase arrangements and other agreements, gas-fired power plants, wind and run-of-river power projects under development; and
Corporate	– the costs of providing corporate services and general corporate overhead, investments in public and private entities, corporate assets and the effects of changes in the fair value of risk management contracts.

The following tables show the composition by segment:

Three months ended March 31, 2009	Extraction and Transmission	Field Gathering and Processing	Energy Services	Gas Subtotal	Power Generation	Corporate	Intersegment Elimination	Total
Revenue	$ 97,562	$ 35,061	$ 185,124	$ 317,747	$ 49,294	$ 571	$ (13,690)	$ 353,922
Unrealized gain on risk management	-	-	-	-	-	635	-	635
Cost of sales	(52,973)	(1,667)	(179,051)	(233,691)	(21,755)	-	13,036	(242,410)
Operating and administrative	(14,667)	(22,941)	(3,083)	(40,691)	(1,466)	(8,344)	654	(49,847)
Amortization	(7,214)	(7,275)	(444)	(14,933)	(1,991)	(626)	-	(17,550)
Interest expense	-	-	-	-	-	(5,704)	-	(5,704)
Income (loss) before income taxes	$ 22,708	$ 3,178	$ 2,546	$ 28,432	$ 24,082	$ (13,468)	-	$ 39,046
Net additions (reductions) to:								
Capital assets[1]	$ 6,055	$ 2,382	$ 4,214	$ 12,651	$ 11,946	$ 1,166	-	$ 25,763
Long-term investment and other assets[2]	-	-	-	-	$ 9,659	$ 594	-	$ 10,253
Goodwill	$ 143,725	$ 115	-	$ 143,840	$ -	-	-	$ 143,840
Segmented assets	$1,040,806	$ 497,981	$ 131,019	$ 1,669,806	$ 289,859	$ 197,415	-	$ 2,157,080

[1] *Difference in timing of cash flows and non-cash transactions of $8,599.*

[2] *Includes non-cash transactions of $253.*

Three months ended March 31, 2008	Extraction and Transmission	Field Gathering and Processing	Energy Services	Gas Subtotal	Power Generation	Corporate	Intersegment Elimination	Total
Revenue	$ 108,960	$ 34,353	$ 266,134	$ 409,447	$ 51,634	$ 1,361	$ (18,619)	$ 443,823
Unrealized gain on risk management	-	-	-	-	-	628	-	628
Cost of sales	(63,412)	(2,747)	(262,704)	(328,863)	(23,203)	-	18,363	(333,703)
Operating and administrative	(14,649)	(20,428)	(3,078)	(38,155)	(653)	(8,595)	256	(47,147)
Amortization	(6,208)	(6,856)	(527)	(13,591)	(1,838)	(572)	-	(16,001)
Interest expense	-	-	-	-	-	(6,999)	-	(6,999)
Income (loss) before income taxes	$ 24,691	$ 4,322	$ (175)	$ 28,838	$ 25,940	$ (14,177)	-	$ 40,601
Net additions (reductions) to:								
Capital assets[1]	$ 559,242	$ 31,085	$ 1,062	$ 591,389	$ 55,253	$ 633	-	$ 647,275
Energy services arrangements, contracts and relationships	66,000	-	-	66,000	18,000	-	-	84,000
Long-term investment and other assets[2]	-	-	-	-	4,861	(46,935)	-	(42,074)
Goodwill	$ 124,658	$ 215	-	$ 124,873	-	-	-	$ 124,873
Segmented assets	$ 997,323	$ 495,875	$ 141,194	$ 1,634,392	$ 216,432	$ 144,828	-	$1,995,652

[1] *Includes non-cash transactions and assets acquired in business acquisitions, recorded as acquisition of long-term investment on statement of cash flow of $596,144.*

[2] *Includes non-cash transactions and excludes assets acquired in business acquisitions, recorded as acquisition of long-term investment on statement of cash flows of $302,680.*

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	02/01/2009 - 02/28/2009

Summary

Issued & Outstanding Opening Balance :	69,959,056	As at :	02/01/2009

Effect on Issued & Outstanding Securities

Employee Trust Unit Option Plan #1 (10%) April 27, 2006	0
DRIP Plan #1 - Trust Units	204,131
DRIP Plan #2 - Exchangeable LP Units	11
Other Issuances and Cancellations	6,120,757
Issued & Outstanding Closing Balance :	76,283,955

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance:	**2,956,875**	As at :	02/01/2009

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
02/05/2009	N			375	
Filer's comment March 23, 2007 options cancelled due to employee departure					
02/15/2009	N			1,500	
Filer's comment September 6, 2006 options cancelled due to employee departure					
02/15/2009	N			375	
Filer's comment March 23, 2007 options cancelled due to employee departure					
02/15/2009	N			625	
Filer's comment December 10, 2007 options cancelled due to employee departure					
02/26/2009	N			10,000	
Filer's comment December 10, 2008 options cancelled due to employee departure					
02/26/2009	N			1,500	
Filer's comment February 1, 2008 options cancelled due to employee departure					
02/27/2009	N			1,500	
Filer's comment February 1, 2008 options cancelled due to employee departure					
Totals		0	0	15,875	0

Stock Options Outstanding Closing Balance:	**2,941,000**	As at :	02/28/2009

DRIP Plan #1 - Trust Units

Opening Reserve	**358,444**	As at :	02/01/2009

Effective Date	Securities Listed	Securities Issued
02/17/2009		204,131
Totals	0	204,131

Closing Reserve: **154,313** As at : 02/28/2009

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve **704,197** As at : 02/01/2009

Effective Date	Securities Listed	Securities Issued
02/17/2009		11
Totals	0	11

Closing Reserve: **704,186** As at : 02/28/2009

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
02/05/2009	Conversion (General)	15,040
Filer's comment AltaGas Holding Limited Partnership No. 1 Units converted on a 1:1 basis to AIT Trust Units		
02/06/2009	Conversion (General)	4,500
Filer's comment AltaGas Holding Limited Partnership No. 1 Units converted on a 1:1 basis to AIT Trust Units		
02/10/2009	Prospectus Offering/Public Offering	6,100,000
Filer's comment Trust Units qualified for distribution to the public under August 8, 2007 short form base shelf prospectus and January 29, 2009 prospectus supplement		
02/24/2009	Conversion (General)	1,217
Filer's comment Trust Units issued upon conversion of outstanding Taylor debentures		
Totals		6,120,757

Filed on behalf of the Issuer by:

Name:	Tammy Belsham
Phone:	403-691-7575
Email:	tammy.belsham@altagas.ca
Submission Date:	03/03/2009
Last Updated:	03/02/2009

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	03/01/2009 - 03/31/2009

Summary

Issued & Outstanding Opening Balance :	76,283,955	As at :	03/01/2009

Effect on Issued & Outstanding Securities

Employee Trust Unit Option Plan #1 (10%) April 27, 2006	15,000
DRIP Plan #1 - Trust Units	271,521
DRIP Plan #2 - Exchangeable LP Units	14
Other Issuances and Cancellations	18,896
Issued & Outstanding Closing Balance :	76,589,386

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance: **2,941,000** As at : 03/01/2009

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
03/02/2009	N	2,000			
Filer's comment Options granted to new employee at an exercise price of $13.65 expiring March 2, 2019					
03/20/2009	N			750	
Filer's comment September 6, 2006 options cancelled due to employee departure					
03/26/2009	N			500	
Filer's comment February 1, 2008 options cancelled due to employee departure					
03/27/2009	N			500	
Filer's comment February 1, 2008 options cancelled due to employee departure					
03/30/2009	N		15,000		
Filer's comment June 16, 2003 options exercised at $10.65 per unit					
03/31/2009	N			1,500	
Filer's comment February 1, 2008 options cancelled due to employee departure					
Totals		2,000	15,000	3,250	0

Stock Options Outstanding Closing Balance: **2,924,750** As at : 03/31/2009

DRIP Plan #1 - Trust Units

Opening Reserve **154,313** As at : 03/01/2009

Effective Date	Securities Listed	Securities Issued
03/16/2009	2,000,000	

03/17/2009		271,521
Totals	2,000,000	271,521

Closing Reserve: **1,882,792** As at : 03/31/2009

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve **704,186** As at : 03/01/2009

Effective Date	Securities Listed	Securities Issued
03/17/2009		14
Totals	0	14

Closing Reserve: **704,172** As at : 03/31/2009

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
03/05/2009	Conversion (General)	18,567

Filer's comment

AltaGas Holding Limited Partnership No. 1 Units converted on a 1:1 basis to AIT Trust Units

03/20/2009	Conversion (General)	329

Filer's comment

AltaGas Holding Limited Partnership No. 1 Units converted on a 1:1 basis to AIT Trust Units

Totals	18,896

Filed on behalf of the Issuer by:

Name:	Tammy Belsham
Phone:	403-691-7575
Email:	tammy.belsham@altagas.ca
Submission Date:	04/03/2009
Last Updated:	04/03/2009

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	04/01/2009 - 04/30/2009

Summary

Issued & Outstanding Opening Balance :	76,589,386	As at :	04/01/2009

	Effect on Issued & Outstanding Securities
Employee Trust Unit Option Plan #1 (10%) April 27, 2006	0
DRIP Plan #1 - Trust Units	202,783
DRIP Plan #2 - Exchangeable LP Units	12
Other Issuances and Cancellations	12,730
Issued & Outstanding Closing Balance :	76,804,911

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance: **2,924,750** As at : 04/01/2009

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
04/01/2009	N	4,000			
Filer's comment Options granted to new employee at an exercise price of $14.25 expiring April 1, 2019					
04/16/2009	N			1,000	
Filer's comment December 10, 2008 options cancelled due to employee departure					
04/17/2009	N			7,500	
Filer's comment August 6, 2008 options cancelled due to employee departure					
04/17/2009	N			7,500	
Filer's comment December 10, 2008 options cancelled due to employee departure					
04/20/2009	N			750	
Filer's comment September 6, 2006 options cancelled due to employee departure					
04/21/2009	N	1,000			
Filer's comment Options granted to new employee at an exercise price of $15.25 expiring April 21, 2019					
04/22/2009	N	2,500			
Filer's comment Options granted to new employee at an exercise price of $15.09 expiring April 22, 2019					
04/30/2009	N			500	
Filer's comment February 1, 2008 options cancelled due to employee departure					
Totals		7,500	0	17,250	0

Stock Options Outstanding Closing Balance: **2,915,000** As at : 04/30/2009

DRIP Plan #1 - Trust Units

Opening Reserve		1,882,792	As at :	04/01/2009

Effective Date	Securities Listed	Securities Issued
04/15/2009		202,783
Totals	0	202,783

Closing Reserve:		1,680,009	As at :	04/30/2009

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve		704,172	As at :	04/01/2009

Effective Date	Securities Listed	Securities Issued
04/15/2009		12
Totals	0	12

Closing Reserve:		704,160	As at :	04/30/2009

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
04/08/2009	Conversion (General)	4,870
Filer's comment AltaGas Holding Limited Partnership No. 1 Units converted on a 1:1 basis to AIT Trust Units		
04/17/2009	Conversion (General)	320
Filer's comment AltaGas Holding Limited Partnership No. 1 Units converted on a 1:1 basis to AIT Trust Units		
04/22/2009	Conversion (General)	5,505
Filer's comment AltaGas Holding Limited Partnership No. 1 Units converted on a 1:1 basis to AIT Trust Units		
04/23/2009	Conversion (General)	2,034
Filer's comment AltaGas Holding Limited Partnership No. 1 Units converted on a 1:1 basis to AIT Trust Units		
04/27/2009	Conversion (General)	1
Filer's comment AltaGas Holding Limited Partnership No. 1 Unit converted on a 1:1 basis to AIT Trust Unit		
Totals		12,730

Filed on behalf of the Issuer by:

Name: Tammy Belsham
Phone: 403-691-7575
Email: tammy.belsham@altagas.ca

Submission Date: 05/04/2009
Last Updated: 05/04/2009